As filed with the U.S. Securities and Exchange Commission on October 3, 2022
Registration No. 333-267127
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1
to
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Yumanity Therapeutics, Inc.
(Exact name of registrant as specified in its charter)
Delaware	2834	20-8436652
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
40 Guest Street, Suite 4410
Boston, Massachusetts 02135
(617) 409-5300
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Richard Peters, M.D., Ph.D.
President and Chief Executive Officer
Yumanity Therapeutics, Inc.
40 Guest Street, Suite 4410
Boston, Massachusetts 02135
(617) 409-5300
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Stuart M. Cable, Esq. John T. Haggerty, Esq. Jesse Nevarez, Esq. Goodwin Procter LLP 100 Northern Ave Boston, Massachusetts 02210 (617) 570-1000	Shawn Iadonato, Ph.D. Chief Executive Officer Kineta, Inc. 219 Terry Ave. N., Suite 300 Seattle, Washington 98109 (206) 378-0400	Albert W. Vanderlaan, Esq. Blake Ilstrup, Esq. Orrick, Herrington & Sutcliffe LLP 222 Berkeley Street, Suite 2000 Boston, Massachusetts 02116 (617) 880-1800
Approximate date of commencement of proposed sale to the public: As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions under the Merger Agreement described herein.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box.  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act  ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13(e)-4(i) (Cross-Border Issuer Tender Offer)  ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐
The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus/information statement is not complete and may be changed. Yumanity may not sell its securities pursuant to the proposed transactions until the Registration Statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus/information statement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.
Subject to completion, dated October 3, 2022

PROPOSED MERGER
YOUR VOTE IS VERY IMPORTANT
To the Stockholders of Yumanity Therapeutics, Inc. and Shareholders of Kineta, Inc.:
On June 5, 2022, Yumanity Therapeutics, Inc. (“Yumanity”), Kineta, Inc. (“Kineta”) and Yacht Merger Sub, Inc., a wholly-owned subsidiary of Yumanity (“Merger Sub”) entered into an Agreement and Plan of Merger, as may be amended from time to time (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into Kineta, with Kineta surviving as a wholly-owned subsidiary of Yumanity (the “Merger”). Yumanity and Kineta believe that the Merger will result in an immuno-oncology focused company with a diversified pipeline of potential treatments for cancer patients.
At the effective time of the Merger (the “Effective Time”), each share of Kineta non-voting common stock and each share of Kineta voting common stock outstanding immediately prior to the Effective Time (excluding certain shares of Kineta common stock that may be cancelled pursuant to the Merger Agreement and shares held by shareholders who have exercised and perfected appraisal rights or dissenters’ rights as more fully described in the section titled “The Transactions—Appraisal Rights and Dissenters’ Rights” in this proxy statement/prospectus/information statement) will be converted into the right to receive a number of shares of Yumanity common stock based upon an exchange ratio (the “Exchange Ratio”). The final Exchange Ratio will be determined pursuant to a formula described in more detail in the Merger Agreement and in this proxy statement/prospectus/information statement. In connection with the Merger, Yumanity concurrently entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain institutional investors (the “PIPE Investors”) pursuant to which, among other things, Yumanity agreed to issue to the PIPE Investors shares of Yumanity common stock immediately following the Merger in a private placement transaction for an aggregate purchase price of approximately $30.0 million (the “Private Placement”). Immediately after the consummation of the Merger, based solely on the estimated Exchange Ratio as described in this proxy statement/prospectus/information statement, and after giving effect to the Private Placement, Kineta securityholders are expected to own approximately 71.2% of the Yumanity common stock on a fully diluted basis as defined in the Merger Agreement, Yumanity securityholders are expected to own approximately 12.5% of the Yumanity common stock on a fully diluted basis as defined in the Merger Agreement, and the PIPE Investors are expected to own approximately 16.3% of the Yumanity common stock on a fully diluted basis as defined in the Merger Agreement, in each case subject to adjustment of the Exchange Ratio as set forth in the Merger Agreement.
Yumanity has also entered into an Asset Purchase Agreement, as may be amended from time to time (the “Asset Purchase Agreement”) with Janssen Pharmaceutica NV (“Janssen”), pursuant to which, subject to the satisfaction or waiver of the conditions set forth in the Asset Purchase Agreement, Yumanity will sell to Janssen all of Yumanity’s rights, title and interest in and to Yumanity’s clinical-stage product candidate, YTX-7739, as well as Yumanity’s unpartnered preclinical and discovery-stage product candidates and related intellectual property rights, and Janssen will assume certain of Yumanity’s liabilities, for a purchase price of $26 million in cash (the “Asset Sale”).
Shares of Yumanity common stock are currently listed on The Nasdaq Capital Market under the symbol “YMTX”. After completion of the Merger, Yumanity will be renamed “Kineta, Inc.” and is expected to trade on The Nasdaq Capital Market under the symbol “KA”. On September 30, 2022, the last trading day before the date of this proxy statement/prospectus/information statement, the closing sale price of Yumanity common stock was $1.57 per share.
Yumanity is holding a special meeting of stockholders in order to obtain the stockholder approvals necessary to complete the Merger, the Asset Sale and related matters. At the Yumanity special meeting, which will be held in a virtual-only format via live audio webcast at   a.m., Eastern Time, on    , 2022 at www.virtualshareholdermeeting.com/YMTX2022SM, unless postponed or adjourned to a later date, Yumanity will ask its stockholders to:
1.	approve the issuance of shares of Yumanity common stock to the Kineta securityholders in accordance with the terms of the Merger Agreement and the change of control resulting from the Merger;
2.
approve an amendment to the Yumanity certificate of incorporation effecting a reverse stock split of Yumanity common stock, at a ratio of one (1) new share for every five (5) to twenty (20) shares of outstanding Yumanity common stock (the “Yumanity Reverse Stock Split”);

3.	approve the issuance of shares of Yumanity common stock to the PIPE Investors in the Private Placement;
4.	approve the Asset Purchase Agreement and the transactions contemplated thereby;

5.	approve the Kineta, Inc. 2022 Equity Incentive Plan (the “2022 Plan”);
6.
approve, on a non-binding advisory vote basis, compensation that will or may become payable by Yumanity to its named executive officers in connection with the Transactions, each as described in the accompanying proxy statement/prospectus/information statement;

7.	authorize the adjournment of the Yumanity special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Yumanity Proposal Nos. 1, 2, 3 or 4; and
8.	transact such other business as may properly come before the Yumanity special meeting or any adjournment or postponement thereof.
Kineta shareholders are being asked to adopt the Merger Agreement and vote in favor of any other matter necessary to consummate the transactions contemplated by the Merger Agreement.
As described in the accompanying proxy statement/prospectus/information statement, certain Kineta shareholders who in the aggregate own approximately 33% of the outstanding shares of Kineta voting and non-voting common stock, representing approximately 84% of the outstanding shares of Kineta voting common stock, are parties to support agreements with Yumanity and Kineta. Following the Registration Statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, being declared effective by the U.S. Securities and Exchange Commission and pursuant to the conditions of the Merger Agreement, the Kineta shareholders who are party to the support agreements have each agreed to execute an action by written consent of the Kineta shareholders, referred to as the “written consent”, (a) in favor of (i) adoption of the Merger Agreement and approval of the transactions contemplated by the Merger Agreement, (ii) approval of any proposal to adjourn or postpone a meeting of the holders of Kineta capital stock to a later date, if there are not sufficient votes for the adoption of the Merger Agreement and the transactions contemplated thereby on the date such meeting is held, and (iii) any other matter necessary to consummate the transactions contemplated by the Merger Agreement that are considered and voted upon by the Kineta shareholders, and (b) against any Acquisition Proposal, as defined in the Merger Agreement. The support agreements will terminate upon certain events, including any termination of the Merger Agreement in accordance with its terms. Absent termination of the Merger Agreement, holders of a sufficient number of shares of Kineta capital stock required to adopt the Merger Agreement have agreed to adopt the Merger Agreement, and no meeting of Kineta shareholders to adopt the Merger Agreement and approve the Merger will be held. Nevertheless, all Kineta shareholders will have the opportunity to elect to adopt the Merger Agreement, thereby approving the Merger and related transactions, by signing and returning to Kineta a written consent. Also, in connection with the Merger Agreement, certain officers and directors of Yumanity (each solely in their capacities as stockholders), who in the aggregate own approximately 8% of the outstanding capital stock of Yumanity as of the date of the Merger Agreement, have entered into a similar support agreement with Kineta and Yumanity.
After careful consideration, the Yumanity and Kineta boards of directors have approved the Merger Agreement and the Merger and the respective proposals referred to above, and each of the Yumanity and Kineta boards of directors has determined that it is advisable to enter into the Merger Agreement and related transactions. The Yumanity board of directors has also approved the Asset Purchase Agreement and the Asset Sale and has determined that it is advisable to enter into the Asset Purchase Agreement and related transactions. The Yumanity board of directors recommends that its stockholders vote “FOR” the proposals described in the accompanying proxy statement/prospectus/information statement, and the board of directors of Kineta recommends that its shareholders sign and return the written consent indicating their approval of the Merger and adoption of the Merger Agreement and related transactions to Kineta described in the accompanying proxy statement/prospectus/information statement.
More information about Yumanity, Kineta and the proposed transactions is contained in this proxy statement/prospectus/information statement. Yumanity and Kineta urge you to read the accompanying proxy statement/prospectus/information statement carefully and in its entirety. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER “RISK FACTORS” BEGINNING ON PAGE 37.
Yumanity and Kineta are excited about the opportunities the Merger brings to both Yumanity and Kineta securityholders, and thank you for your consideration and continued support.
Richard Peters, M.D., Ph.D. President and Chief Executive Officer Yumanity Therapeutics, Inc.	Shawn Iadonato, Ph.D. Chief Executive Officer Kineta, Inc.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this proxy statement/prospectus/information statement. Any representation to the contrary is a criminal offense.
The accompanying proxy statement/prospectus/information statement is dated    , 2022, and is first being mailed to Yumanity and Kineta securityholders on or about    , 2022.

YUMANITY THERAPEUTICS, INC.
NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON    , 2022
Dear Stockholders of Yumanity:
On behalf of the board of directors of Yumanity Therapeutics, Inc., a Delaware corporation (“Yumanity”), we are pleased to deliver this proxy statement/prospectus/information statement for (i) the proposed merger between Yumanity and Kineta, Inc., a Washington corporation (“Kineta”), pursuant to which Yacht Merger Sub, Inc., a wholly-owned subsidiary of Yumanity (“Merger Sub”) will merge with and into Kineta, with Kineta surviving as a wholly-owned subsidiary of Yumanity (the “Merger”) and (ii) the proposed sale by Yumanity to Janssen Pharmaceutica NV, a company organized under the laws of Belgium (“Janssen”) of all of Yumanity’s rights, title and interest in Yumanity’s clinical-stage product candidate, YTX-7739, as well as Yumanity’s unpartnered preclinical and discovery-stage product candidates and related intellectual property rights, with Janssen assuming certain of Yumanity’s liabilities related to such assets, for a purchase price of $26 million in cash (the “Asset Sale”). The Merger and the Asset Sale are collectively referred to herein as the “Transactions.”
The special meeting of stockholders of Yumanity will be held in a virtual-only format via live audio webcast on    , 2022 at    a.m., Eastern Time, at www.virtualshareholdermeeting.com/YMTX2022SM, for the following purposes:
1.
To approve the issuance of Yumanity common stock in the Merger in accordance with the terms of the Agreement and Plan of Merger, dated as of June 5, 2022, by and among Yumanity, Merger Sub and Kineta, a copy of which is attached as Annex A to the accompanying proxy statement/prospectus/information statement (the “Merger Agreement”) and the change of control of Yumanity resulting from the Merger.

2.
To approve the amendment to the certificate of incorporation of Yumanity to effect a reverse stock split of Yumanity common stock, at a ratio of one (1) new share for every five (5) to twenty (20) shares of outstanding Yumanity common stock, with the exact ratio and effective time of the reverse stock split of Yumanity common stock to be determined by the Yumanity board of directors and publicly announced by press release (the “Yumanity Reverse Stock Split”), in the form attached as Annex B to the accompanying proxy statement/prospectus/information statement.

3.
To approve, for purposes of Nasdaq Listing Rule 5635, the issuance of 14,354,067 shares of Yumanity common stock for a purchase price of $2.09 per share (in each case subject to adjustment for any stock split, recapitalization or reverse stock split (including the Yumanity Reverse Stock Split) effected prior to the offering), to certain institutional investors (the “PIPE Investors”) in a private placement for gross proceeds of approximately $30.0 million (the “Private Placement”).

4.
To approve the Asset Purchase Agreement, dated as of June 5, 2022, by and between Yumanity and Janssen, a copy of which is attached as Annex E to the accompanying proxy statement/prospectus/information statement (the “Asset Purchase Agreement”) and the transactions contemplated thereby.

5.	To approve the Kineta, Inc. 2022 Equity Incentive Plan (the “2022 Plan”).
6.
To consider and vote upon a proposal to approve, on a non-binding advisory vote basis, compensation that will or may become payable by Yumanity to its named executive officers in connection with the Transactions.

7.	To consider and vote upon an adjournment of the Yumanity special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Yumanity Proposal Nos. 1, 2, 3 or 4.
8.	To transact such other business as may properly come before the Yumanity special meeting or any adjournment or postponement thereof.

The Yumanity board of directors has fixed    , 2022 as the record date for the determination of stockholders entitled to notice of, and to vote at, the Yumanity special meeting and any adjournment or postponement thereof. Only holders of record of shares of Yumanity common stock at the close of business on the record date are entitled to notice of, and to vote at, the Yumanity special meeting. At the close of business on the record date, Yumanity had      shares of common stock outstanding and entitled to vote.
Your vote is important. The affirmative vote of a majority of the votes properly cast at the Yumanity special meeting, whether present at the virtual special meeting or represented by proxy at the Yumanity special meeting, is required for approval of Yumanity Proposal Nos. 1, 3, 5, 6 and 7. The affirmative vote of the holders of a majority of shares of Yumanity common stock having voting power outstanding on the record date for the Yumanity special meeting is required for approval of Yumanity Proposal Nos. 2 and 4. Yumanity Proposal No. 1 is conditioned upon Yumanity Proposal No. 3. Therefore, the Merger cannot be consummated without the approval of Yumanity Proposal Nos. 1 and 3. The Merger is not conditioned upon Yumanity Proposal No. 4 and the Asset Sale is not conditioned upon Yumanity Proposal Nos. 1 and 3.
Even if you plan to attend the Yumanity special meeting via live audio webcast, Yumanity requests that you sign and return the enclosed proxy to ensure that your shares will be represented at the Yumanity special meeting if you are unable to attend.
By Order of the Yumanity Board of Directors,

Richard Peters, M.D., Ph.D. President and Chief Executive Officer Boston, Massachusetts , 2022
THE YUMANITY BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT EACH OF THE PROPOSALS OUTLINED ABOVE IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, YUMANITY AND ITS STOCKHOLDERS AND HAS APPROVED EACH SUCH PROPOSAL. THE YUMANITY BOARD OF DIRECTORS RECOMMENDS THAT YUMANITY STOCKHOLDERS VOTE “FOR” EACH SUCH PROPOSAL.

REFERENCES TO ADDITIONAL INFORMATION
Additional business and financial information about Yumanity can be found in documents previously filed by Yumanity with the Securities and Exchange Commission (the “SEC”). You may obtain this information without charge through the SEC’s website (http://www.sec.gov) or upon your written or oral request by contacting the Secretary of Yumanity Therapeutics, Inc., 40 Guest Street, Suite 4410, Boston, Massachusetts 02135, or by calling (617) 409-5300.
To ensure timely delivery of these documents, any request should be made no later than    , 2022 to receive them before the Yumanity special meeting.
For additional details about where you can find information about Yumanity, please see the section titled “Where You Can Find More Information” in this proxy statement/prospectus/information statement.
i

Form of the Merger	209
Merger Consideration and Adjustment	209
Effective Time of the Merger	211
Regulatory Approvals	212
Tax Treatment of the Transactions	212
Certain Material U.S. Federal Income Tax Consequences of the Transactions	212
The Nasdaq Stock Market Listing	216
Anticipated Accounting Treatment	216
Appraisal Rights and Dissenters’ Rights	216
THE MERGER AGREEMENT	218
General	218
Merger Consideration	218
Treatment of Kineta Stock Options, Kineta RSUs and Warrants	220
Treatment of Yumanity Stock Options, Yumanity RSUs and Yumanity RSAs	221
Directors and Officers of Yumanity Following the Merger	221
Amendment to Certificate of Incorporation of Yumanity	222
Conditions to the Completion of the Merger	222
Representations and Warranties	225
No Solicitation	226
Meetings of Stockholders	227
Covenants; Conduct of Business Pending the Merger	228
Regulatory Approvals	231
Other Agreements	231
Termination	232
Termination Fee	234
Amendment	236
AGREEMENTS RELATED TO THE MERGER	237
Support Agreements and Written Consent	237
Lock-Up Agreements	237
The Private Placement	237
ASSET PURCHASE AGREEMENT	238
General	238
Asset Sale Consideration	238
Conditions to the Completion of the Asset Sale	238
Representations and Warranties; Indemnification	240
No Solicitation	240
Yumanity’s Board of Directors’ Recommendation; Change of Recommendation	240
Meeting of Stockholders	242
Covenants; Conduct of Business Pending the Asset Sale	242
Regulatory Approvals	243
Other Agreements	243
Termination	244
Termination Fee	245
Amendment	245
Governing Law	245
MATTERS BEING SUBMITTED TO A VOTE OF YUMANITY STOCKHOLDERS	246
Yumanity Proposal No. 1: Approval of the Issuance of Shares of Yumanity Common Stock in the Merger to the Kineta Securityholders in Accordance with the Terms of the Merger Agreement, and the Change of Control Resulting Therefrom.	246
Yumanity Proposal No. 2: Approval of the Amendment to the Certificate of Incorporation of Yumanity Effecting the Yumanity Reverse Stock Split.	247

QUESTIONS AND ANSWERS ABOUT THE MERGER
Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus/information statement does not give effect to the proposed reverse stock split at a ratio of one (1) new share for every five (5) to twenty (20) shares of outstanding Yumanity common stock described in Yumanity Proposal No. 2 (the “Yumanity Reverse Stock Split”) in this proxy statement/prospectus/information statement. If the Merger and the Yumanity Reverse Stock Split are approved, the Yumanity Reverse Stock Split will be effected immediately prior to the closing of the Merger.
The following section provides answers to frequently asked questions about the Transactions (as defined below). This section, however, provides only summary information. For a more complete response to these questions and for additional information, please refer to the cross-referenced sections.
Q:	What are the Transactions?
A:
Yumanity Therapeutics, Inc. (“Yumanity”), Kineta, Inc. (“Kineta”) and Yacht Merger Sub, Inc., a wholly-owned subsidiary of Yumanity (“Merger Sub”) have entered into an Agreement and Plan of Merger dated as of June 5, 2022 as may be amended from time to time (the “Merger Agreement”). The Merger Agreement contains the terms and conditions of the proposed business combination of Yumanity and Kineta. Under the Merger Agreement, Merger Sub will merge with and into Kineta, with Kineta surviving as a wholly-owned subsidiary of Yumanity (the “Merger”). Under specified circumstances, Yumanity or Kineta will be required to pay a termination fee to the other party, as further described in the section titled “The Merger Agreement—Termination Fee” in this proxy statement/prospectus/information statement.

Yumanity has also entered into an Asset Purchase Agreement, as may be amended from time to time (the “Asset Purchase Agreement”) with Janssen Pharmaceutica NV (“Janssen”), pursuant to which, subject to the satisfaction or waiver of the conditions set forth in the Asset Purchase Agreement, Yumanity will sell to Janssen all of Yumanity’s rights, title and interest in and to Yumanity’s clinical-stage product candidate, YTX-7739, as well as Yumanity’s unpartnered preclinical and discovery-stage product candidates and related intellectual property rights, and Janssen will assume certain of Yumanity’s liabilities related to such assets, for a purchase price of $26 million in cash (the “Asset Sale”). Under specified circumstances, Yumanity will be required to pay Janssen a termination fee, as further described in the section titled “The Asset Purchase Agreement—Termination Fee” in this proxy statement/prospectus/information statement.
The Merger and the Asset Sale are collectively referred to herein as the “Transactions.” While neither the closing of the Merger nor the closing of the Asset Sale is conditioned on the closing of each other, the parties expect that, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and the Asset Purchase Agreement, respectively, the Merger will be consummated immediately following the closing of the Asset Sale.
Q:	What will happen in the Merger?
A:
At the effective time of the Merger (the “Effective Time”), the shares of Kineta non-voting common stock and the shares of Kineta voting common stock outstanding immediately prior to the Effective Time (excluding certain shares of Kineta common stock that may be cancelled pursuant to the Merger Agreement and shares held by shareholders who have exercised and perfected appraisal rights or dissenters’ rights as more fully described in “The Transactions — Appraisal Rights and Dissenters’ Rights” below) will be converted into the right to receive an estimated aggregate of 62,693,148 shares of Yumanity common stock determined by the Exchange Ratio (as defined below), without taking into account the proposed Yumanity Reverse Stock Split but including shares of Yumanity common stock reserved for issuance upon exercise of Kineta options and warrants and settlement of Kineta restricted stock units (“Kineta RSUs”) assumed by Yumanity in the Merger, to be implemented prior to the consummation of the Merger and which is the subject of Proposal No. 1. The estimated exchange ratio contained herein (the “Exchange Ratio”) is based upon Yumanity’s and Kineta’s capitalization immediately prior to the date of this proxy statement/prospectus/information statement, and will be adjusted based on the amount of Yumanity net cash at the closing of the Merger and changes in the capitalization of Yumanity and Kineta prior to the consummation of the Merger.

In connection with the Merger, Yumanity entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain institutional investors (the “PIPE Investors”) pursuant to which, among other things,

Yumanity agreed to issue to the PIPE Investors shares of Yumanity common stock immediately following the Merger in a private placement transaction for an aggregate purchase price of approximately $30.0 million (the “Private Placement”).
Immediately after the consummation of the Merger, based solely on the estimated Exchange Ratio as described in this proxy statement/prospectus/information statement, and after giving effect to the Private Placement, Kineta securityholders are expected to own approximately 71.2% of the Yumanity common stock on a fully diluted basis as defined in the Merger Agreement, Yumanity securityholders are expected to own approximately 12.5% of the Yumanity common stock on a fully diluted basis as defined in the Merger Agreement, and the PIPE Investors are expected to own approximately 16.3% of the Yumanity common stock on a fully diluted basis as defined in the Merger Agreement, in each case subject to adjustment of the Exchange Ratio as set forth in the Merger Agreement.
Q:	Will Yumanity stockholders receive any portion of the proceeds from the Asset Sale?
A:
In connection with the Asset Sale, Yumanity plans to distribute any remaining available cash proceeds from the Asset Sale to Yumanity stockholders via a one-time dividend, net of any amounts used or retained for outstanding obligations of Yumanity and net cash requirements associated with the closing of the Merger. The amount of such dividend (if any) is currently uncertain, pending the determination of Yumanity’s outstanding obligations and net cash position as of the closing of the Merger.

Q:	What will happen if, for any reason, either of the Transactions does not close?
A:
The closing of the Merger and the closing of the Asset Sale are not conditioned on the closing of each other. Therefore, if, for any reason, the Merger does not close and the Merger Agreement is terminated, the Asset Sale can still close (subject to any conditions to closing contained in the Asset Purchase Agreement). Similarly, if, for any reason, the Asset Sale does not close and the Asset Purchase Agreement is terminated, the Merger can still close (subject to any conditions to closing contained in the Merger Agreement).

In the event that the Merger does not close and the Merger Agreement is terminated, the Yumanity board of directors may elect to, among other things, attempt to complete another strategic transaction including a transaction similar to the Merger, continue to operate the business of Yumanity or to dissolve and liquidate the assets of Yumanity, and may still elect to implement the Yumanity Reverse Stock Split. Additionally, the Securities Purchase Agreement will be automatically terminated and the Private Placement will not be funded. If Yumanity decides to dissolve and liquidate its assets, Yumanity would be required to pay all of its debts and contractual obligations, and to set aside certain reserves for potential future claims. As of June 30, 2022, Yumanity had cash, cash equivalents and marketable securities totaling approximately $11.8 million. However, there can be no assurances as to the amount or timing of available cash, if any, left to distribute to stockholders after paying the debts and other obligations of Yumanity and setting aside funds for potential future claims, even if the Asset Sale closes.
In the event that the Asset Sale does not close and the Asset Purchase Agreement is terminated, the Merger Agreement provides that Yumanity will receive a credit of $7.5 million to their net cash position, which would be sufficient to satisfy the net cash closing condition under the Merger Agreement (subject to deductions to net cash, as specified in the Merger Agreement). However, the Yumanity Valuation, as defined in the Merger Agreement, will be reduced on a dollar-for-dollar basis and the Exchange Ratio will be adjusted downward in the event Yumanity has net cash of less than $10 million at the closing of the Merger.
Q:	What are the conditions to closing of the Transactions?
A:
For more information regarding the conditions to closing of the Transactions, see the sections “The Merger Agreement—Conditions to the Completion of the Merger” and “The Asset Purchase Agreement—Conditions to the Completion of the Merger” in this proxy statement/prospectus/information statement.

Q:	Why are Yumanity and Kineta proposing to merge?
A:
Yumanity and Kineta believe that the Merger will result in an immuno-oncology focused company with a diversified pipeline of potential treatments for cancer patients. For a discussion of Yumanity and Kineta reasons for the Merger, please see the sections titled “The Transactions—Yumanity Reasons for the Transactions” and “The Transactions—Kineta Reasons for the Merger” in this proxy statement/prospectus/information statement.

Q:	Why am I receiving this proxy statement/prospectus/information statement?
A:
You are receiving this proxy statement/prospectus/information statement because you have been identified as a stockholder of Yumanity as of the applicable record date or as a shareholder of Kineta, and you are entitled, as applicable, to (i) vote at the Yumanity special meeting of stockholders to approve the issuance of shares of Yumanity common stock in the Merger in accordance with the terms of the Merger Agreement and the change of control resulting from the Merger, the proposed Yumanity Reverse Stock Split, the issuance of shares of Yumanity common stock to the PIPE Investors in the Private Placement, the Asset Sale to Janssen in accordance with the terms of the Asset Purchase Agreement, the 2022 Plan, and to approve the adjournment of the special meeting, if necessary, to solicit additional proxies or (ii) sign and return the Kineta written consent to adopt the Merger Agreement and approve the transactions contemplated in the Merger Agreement. This document serves as:

•	a proxy statement of Yumanity used to solicit proxies for its special meeting;
•
a prospectus of Yumanity used to offer shares of Yumanity common stock in exchange for shares of Kineta common stock in the Merger and issuable upon exercise of Kineta warrants and options and settlement of Kineta RSUs being assumed by Yumanity in the Merger, as applicable; and

•
an information statement of Kineta used to solicit the written consent of its stockholders for the adoption of the Merger Agreement and approval of the transactions contemplated in the Merger Agreement.

Q:	What is required to consummate the Merger?
A:
To consummate the Merger, Yumanity stockholders must approve the issuance of shares of Yumanity common stock in the Merger in accordance with the terms of the Merger Agreement and the change of control resulting from the Merger, the amendment to the certificate of incorporation of Yumanity effecting the Yumanity Reverse Stock Split, and the issuance of shares of Yumanity common stock to the PIPE Investors in the Private Placement, and Kineta shareholders must adopt the Merger Agreement and approve the transactions contemplated in the Merger Agreement.

The approval by the stockholders of the issuance of Yumanity common stock in the Merger in accordance with the terms of the Merger Agreement requires the affirmative vote of a majority of the votes properly cast at the Yumanity special meeting. The approval of the Yumanity Reverse Stock Split requires the affirmative vote of the holders of a majority of shares of Yumanity common stock outstanding on the record date for the Yumanity special meeting. The approval by the stockholders of the issuance of shares of Yumanity common stock to the PIPE investors in the Private Placement requires the affirmative vote of a majority of the votes properly cast at the Yumanity special meeting.
The adoption of the Merger Agreement and approval of the transactions contemplated in the Merger Agreement by the shareholders of Kineta requires the affirmative vote (or written consent) by the holders of a majority of the outstanding shares of Kineta voting common stock. In addition to the requirement of obtaining such securityholder approvals and appropriate regulatory approvals, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived.
One such closing condition consists of a requirement that Yumanity have a minimum of $7.5 million of net cash at the closing of the Merger.
Certain Kineta shareholders, including directors and executive officers of Kineta, who in the aggregate own approximately 33% of the outstanding shares of Kineta voting and non-voting common stock, including approximately 84% of the outstanding shares of Kineta voting stock, and certain Yumanity stockholders, including certain directors and executive officers of Yumanity who in the aggregate own approximately 8% of the outstanding shares of Yumanity common stock, are parties to support agreements with Yumanity and Kineta. The Yumanity stockholders who are party to such support agreements have agreed to vote (a) in favor of (i) the Yumanity stockholder Proposals, (ii) approval of any proposal to adjourn or postpone a meeting of the holders of Yumanity capital stock to a later date, if there are not sufficient votes for the adoption of the Merger Agreement and the transactions contemplated thereby on the date such meeting is held, and (iii) any other matter necessary to consummate the transactions contemplated by the Merger Agreement that are considered and voted upon by Yumanity stockholders, and (b) against any “acquisition proposal,” as defined in the Merger Agreement. Following the Registration Statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, being declared effective by the U.S. Securities and

Exchange Commission (the “SEC”) and pursuant to the conditions of the Merger Agreement, Kineta shareholders who are party to the support agreements have each agreed to execute an action by written consent, referred to as the written consent, (a) in favor of (i) the approval and adoption of the Merger Agreement, and approval of the transactions contemplated by the Merger Agreement, (ii) approval of any proposal to adjourn or postpone a meeting of the holders of Kineta capital stock to a later date, if there are not sufficient votes for the adoption of the Merger Agreement and the approval of the transactions contemplated thereby on the date such meeting is held, and (iv) any other matter necessary to consummate the transactions contemplated by the Merger Agreement that are considered and voted upon by the Kineta shareholders, and (b) against any “acquisition proposal,” as defined in the Merger Agreement. Therefore, absent termination of the Merger Agreement, holders of a sufficient number of shares of Kineta capital stock required to adopt the Merger Agreement and approve the Merger have agreed to adopt the Merger Agreement and approve the Merger, and no meeting of Kineta shareholders to adopt the Merger Agreement and approve the Merger will be held. Nevertheless, all Kineta shareholders will have the opportunity to elect to adopt the Merger Agreement, thereby approving the Merger and related transactions, by signing and returning to Kineta a written consent.
For a more complete description of the closing conditions under the Merger Agreement, Yumanity and Kineta urge you to read the section titled “The Merger Agreement—Conditions to the Completion of the Merger” in this proxy statement/prospectus/information statement.
Q:	What is required to consummate the Asset Sale?
A:
To consummate the Asset Sale, Yumanity stockholders must authorize the Asset Sale by approving the Asset Purchase Agreement and the transactions contemplated thereby. The approval of the Asset Purchase Agreement and the transactions contemplated thereby requires the affirmative vote of holders of a majority of the outstanding Yumanity common stock having voting power on the record date for the Yumanity special meeting. In addition to the requirement of obtaining such stockholder approval and appropriate regulatory approvals, each of the other closing conditions set forth in the Asset Purchase Agreement must be satisfied or waived. For a more complete description of the closing conditions under the Asset Purchase Agreement, Yumanity and Kineta urge you to read the section titled “The Asset Purchase Agreement—Conditions to the Completion of the Asset Sale” in this proxy statement/prospectus/information statement.

Q:	What will Kineta shareholders, warrantholders, optionholders and holders of Kineta RSUs receive in the Merger?
A:
As a result of the Merger, Kineta shareholders, warrantholders, optionholders and holders of Kineta RSUs will become entitled to receive, prior to the proposed Yumanity Reverse Stock Split, 62,693,148 shares of Yumanity common stock based upon the Exchange Ratio, subject to adjustment based upon whether Yumanity’s net cash at the closing of the Merger increases or decreases and changes in the capitalization of Yumanity and Kineta prior to the closing of the Merger. At the Effective Time of the Merger, outstanding and unexercised Kineta warrants and options and outstanding Kineta RSUs will be assumed by Yumanity and converted into warrants and options to purchase Yumanity common stock and restricted stock units with respect to Yumanity common stock, as applicable, with the number of shares and exercise price (as applicable) being appropriately adjusted to reflect the final Exchange Ratio as determined in accordance with the Merger Agreement.

For a more complete description of what Kineta shareholders, warrantholders, optionholders and holders of Kineta RSUs will receive in the Merger, please see the sections titled “Market Price and Dividend Information” and “The Merger Agreement—Merger Consideration” in this proxy statement/prospectus/information statement.

Q:	Who will be the directors of the combined organization following the Merger?
A:	Following the Merger, the board of directors of Yumanity will be as follows:
Name	Current Principal Affiliation
Shawn Iadonato, Ph.D.	Kineta Chief Executive Officer
Marion R. Foote, M.B.A.	Kineta Director
Raymond Bartoszek, M.B.A.	Kineta Director
Jiyoung Hwang	Kineta Director
Richard Peters, M.D., Ph.D.	Yumanity President, Chief Executive Officer and Director
David Arkowitz, M.B.A.	Yumanity Director
Q:	Who will be the executive officers of Yumanity immediately following the Merger?
A:
Immediately following the Merger, the executive management team of Yumanity is expected to be composed solely of the members of the Kineta executive management team prior to the Merger as set forth below:

Name	Position(s)
Shawn Iadonato, Ph.D.	Chief Executive Officer
Craig W. Philips, M.B.A.	President
Keith Baker	Chief Financial Officer
Thierry Guillaudeux, Ph.D.	Chief Scientific Officer
Pauline Kenny, Esq.	General Counsel
Q:	What are the material U.S. federal income tax consequences of the Merger to Kineta shareholders?
A:
Each of Yumanity and Kineta intends the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). In general and subject to the qualifications and limitations set forth in the section titled “The Transactions—Certain Material U.S. Federal Income Tax Consequences,” if the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, the material tax consequences to U.S. Holders (as defined in the section titled “The Transactions—Certain Material U.S. Federal Income Tax Consequences”) of Kineta common stock should be as follows:

•
a Kineta shareholder generally will not recognize gain or loss upon the exchange of Kineta non-voting common stock or Kineta voting common stock for Yumanity common stock pursuant to the Merger, except to the extent of cash received in lieu of a fractional share of Yumanity common stock as described below;

•
a Kineta shareholder who receives cash in lieu of a fractional share of Yumanity common stock in the Merger generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash received instead of a fractional share and the shareholder’s tax basis allocable to such fractional share;

•
a Kineta shareholder’s aggregate tax basis for the shares of Yumanity common stock received in the Merger (including any fractional share interest for which cash is received) generally will equal the shareholder’s aggregate tax basis in the shares of Kineta non-voting common stock and Kineta voting common stock surrendered in the Merger;

•
the holding period of the shares of Yumanity common stock received by a Kineta shareholder in the Merger generally will include the holding period of the shares of Kineta non-voting common stock and Kineta voting common stock surrendered in exchange therefor; and

•
if a U.S. Holder (defined below) of shares of Kineta common stock acquired different blocks of shares of Kineta common stock at different times or at different prices, the shares of Yumanity common stock received in the Merger (including fractional shares deemed received and redeemed as described below) will be allocated pro rata to each block of shares of Kineta common stock, and the basis and holding period of such shares of Yumanity common stock will be determined on a block-for-block approach depending on the basis and holding period of each block of shares of Kineta common stock exchanged for such shares of Yumanity common stock.

Tax matters are very complicated, and the tax consequences of the Merger to a particular Kineta shareholder will depend on such shareholder’s circumstances. Accordingly, each Kineta shareholder is strongly urged to consult with his, her or its tax advisor for a full understanding of the tax consequences of the Merger to that stockholder, including the applicability and effect of federal, state, local and non-U.S. income and other tax laws. For more information, please see the section titled “The Transactions—Certain Material U.S. Federal Income Tax Consequences” in this proxy statement/prospectus/information statement.
Q:	What are the material U.S. federal income tax consequences of the Yumanity Reverse Stock Split to U.S. Holders of Yumanity?
A:
A Yumanity U.S. Holder generally should not recognize gain or loss upon the Reverse Stock Split. Please review the information in the section titled “Proposal No. 2: Approval of the Amendment to the Certificate of Incorporation of Yumanity Effecting the Yumanity Reverse Stock Split—Tax Consequences of the Yumanity Reverse Stock Split” beginning on page 247 of this proxy statement/prospectus/information statement for a more complete description of the material U.S. federal income tax consequences of the Yumanity Reverse Stock Split to Yumanity U.S. Holders.

The tax consequences to you of the Yumanity Reverse Stock Split will depend on if the reverse stock is treated as a tax deferred “recapitalization” for U.S. federal income tax purposes. If the reverse stock split qualifies as a recapitalization, then a U.S. holder generally will not recognize gain or loss on the reverse stock split. In general, the aggregate tax basis of the post-split shares received will be equal to the aggregate tax basis of the pre-split shares exchanged therefor and the holding period of the post-split shares received will include the holding period of the pre-split shares exchanged. Treasury regulations promulgated under the Code provide detailed rules for allocating the tax basis and holding period of the shares of our common stock surrendered to the shares of our common stock received pursuant to the reverse stock split. U.S. holders of shares of our common stock acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares.
A U.S. holder whose fractional shares resulting from the reverse stock split are rounded up to the nearest whole share may recognize gain for U.S. federal income tax purposes equal to the value of the additional fractional share. The treatment of the exchange of a fractional share for a whole share in the reverse stock split is not clear. We intend to treat the issuance to a holder of a whole share in exchange for a fractional share as a non-recognition event, but there can be no assurance that the Internal Revenue Service (“IRS”) or a court would not successfully assert otherwise.
The state and local tax consequences of the reverse stock split may vary significantly as to each U.S. holder depending upon the jurisdiction in which such holder resides. You should consult your tax advisors as to the specific tax consequences to you.
Q:	What are the material U.S. federal income tax consequences of the Asset Sale to U.S. Holders of Yumanity?
A:
In connection with the closing of the Asset Sale, Yumanity plans to distribute any remaining available cash proceeds from the Asset Sale to Yumanity stockholders via a one-time distribution, net of any amounts retained for outstanding obligations and net cash requirements associated with the closing of the Merger. The amount of such dividend (if any) is currently uncertain, pending the determination of Yumanity’s outstanding obligations and net cash position as of the closing of the Merger. You generally will be required to include in gross income as dividends the amount of proceeds received in connection with such a distribution to the extent the distribution is paid out of Yumanity’s current (as measured through the end of our taxable year that includes the distribution) or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of such earnings and profits generally will be treated as a return of capital that will be applied against and reduce your basis in your shares (but not below zero), with any remaining excess treated as gain from the sale or exchange of such shares.

If you are a corporate U.S. Holder, dividends paid by Yumanity to you generally will be eligible for the dividends-received deduction allowed to domestic corporations in respect of dividends received from other domestic corporations so long as you satisfy the holding period requirement for the dividends-received deduction. If you are a non-corporate U.S. Holder, under tax laws currently in effect, dividends generally will be taxed at the lower applicable long-term capital gains so long as you satisfy the holding period requirement of at least sixty days which begins within a certain number of days before the ex dividend date for such qualified dividend income.
Q:	Do persons involved in the Transactions have interests that may conflict with mine as a Yumanity stockholder?
A:
Yes. In considering the recommendation of Yumanity’s board of directors with respect to issuing shares of Yumanity common stock pursuant to the Merger Agreement and the other matters to be acted upon by Yumanity stockholders at the Yumanity special meeting, Yumanity stockholders should be aware that certain members of the Yumanity board of directors and executive officers of Yumanity have interests in the Merger that may be different from, or in addition to, interests they have as Yumanity stockholders.

Based on the terms of their respective employment agreements, Yumanity’s current executive officers will be entitled to receive a total value of approximately $2.4 million (collectively, not individually) in connection with the consummation of the Merger and the associated termination of their employment from Yumanity, not including the value associated with the acceleration of their outstanding equity awards. Additionally, each of Dr. Richard Peters, Michael Wyzga and Devin Smith are eligible to receive a transaction success bonus, payable at the later of the closing of the transactions contemplated by the Merger Agreement and the closing of the transactions contemplated by the Asset Purchase Agreement (the “Earned Date”) subject to continued employment through such date and provided that both of the Transactions close in the 2022 calendar year. The amount of each transaction success bonus will be equal to $309,444 for Dr. Peters and $140,000 for each of Mr. Wyzga and Mr. Smith, which amounts will be prorated by multiplying such amounts by a fraction, the numerator of which is the number of days between January 1, 2022 and the Earned Date and the denominator of which is 365.
Additionally, pursuant to the terms of the Merger Agreement, Richard Peters, M.D., Ph.D. and David Arkowitz, who are currently directors of Yumanity, will continue as directors of the combined organization after the Closing and will be eligible for certain compensation as non-employee directors.
As of August 31, 2022, the directors and executive officers of Yumanity owned, in the aggregate, approximately 8% of the outstanding voting shares of Yumanity common stock. Each of Yumanity’s officers and directors have entered into support agreements in connection with the Merger. The support agreements are discussed in greater detail in the section titled “Agreements Related to the Merger” in this proxy statement/prospectus/information statement.
The Yumanity board of directors was aware of these interests and considered them, among other matters, in the decision to approve the Transactions. For more information, please see the section titled “The Transactions—Interests of the Yumanity Directors and Executive Officers in the Transactions” in this proxy statement/prospectus/information statement.
Q:	Do persons involved in the Merger have interests that may conflict with mine as a Kineta shareholder?
A:
Yes. In considering the recommendation of the board of directors of Kineta with respect to approving the Merger and related transactions by written consent, Kineta shareholders should be aware that certain members of the board of directors and executive officers of Kineta have interests in the Merger that may be different from, or in addition to, interests they have as Kineta shareholders. All of Kineta’s executive officers and certain of its directors have options, subject to vesting, to purchase shares of Kineta common stock that will convert into options to purchase a number of shares of Yumanity common stock determined by the Exchange Ratio; certain of Kineta’s directors and all its executive officers are expected to become directors and executive officers of the combined organization upon the consummation of the Merger; and all of Kineta’s directors and executive officers are entitled to certain indemnification and liability insurance coverage pursuant to the terms of the Merger Agreement. In addition, certain of Kineta’s executive officers and directors and affiliates of Kineta’s directors currently hold shares of Kineta’s common stock. The Kineta board of directors was aware of these interests and considered them, among other matters, in its decision to approve the Merger Agreement. For more information, please see the section titled “The Transactions—Interests of the Kineta Directors and Executive Officers in the Merger” of this proxy statement/prospectus/information statement.

Q:	As a Yumanity stockholder, how does the Yumanity board of directors recommend that I vote?
A:	After careful consideration, the Yumanity board of directors recommends that Yumanity stockholders vote:
•
“FOR” Proposal No. 1 to approve the issuance of shares of Yumanity common stock to the Kineta securityholders in accordance with the terms of the Merger Agreement and the change of control resulting from the Merger;

•
“FOR” Proposal No. 2 to approve the amendment to the certificate of incorporation of Yumanity to effect the Yumanity Reverse Stock Split, at a ratio of one (1) new share for every five (5) to twenty (20) shares outstanding;

•	“FOR” Proposal No. 3 to approve the issuance of Yumanity common stock to the PIPE Investors in the Private Placement;
•	“FOR” Proposal No. 4 to approve Asset Purchase Agreement and the transactions contemplated thereby;
•	“FOR” Proposal No. 5 to approve the 2022 Plan;
•
“FOR” Proposal No. 6 to consider and vote upon a proposal to approve, on a non-binding advisory vote basis, compensation that will or may become payable by Yumanity to its named executive officers in connection with the Transactions; and

•	“FOR” Proposal No. 7 to adjourn the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2, 3 or 4.
Q:	Why am I being asked to approve the Yumanity Reverse Stock Split?
A:
The Yumanity board of directors approved the proposal approving the amendment to the Yumanity certificate of incorporation effecting the Yumanity Reverse Stock Split for the following reasons: the Yumanity board of directors believes an investment in Yumanity common stock may not appeal to brokerage firms that are reluctant to recommend lower priced securities to their clients and investors may also be dissuaded from purchasing lower priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for such stocks; the analysts at many brokerage firms do not monitor the trading activity or otherwise provide coverage of lower priced stocks; and the Yumanity board of directors believes that most investment funds are reluctant to invest in lower priced stocks. If Proposal No. 1 is not approved at the Yumanity special meeting, the Yumanity board of directors may still elect to effect the Yumanity Reverse Stock Split. For further details, see the section titled “Yumanity Proposal No. 2: Approval of the Amendment to the Certificate of Incorporation of Yumanity Effecting the Yumanity Reverse Stock Split.”

Q:	As a Kineta shareholder, how does the Kineta board of directors recommend that I vote?
A:
After careful consideration, the Kineta board of directors recommends that Kineta shareholders execute the written consent indicating their vote in favor of the approval of the Merger and the adoption of the Merger Agreement and the transactions contemplated thereby.

Q:
What risks should I consider in deciding whether to vote in favor of the approval of the issuance of shares of Yumanity common stock in the Merger to the Kineta securityholders in accordance with the terms of the Merger Agreement, the Asset Sale in accordance with the Asset Purchase Agreement or to execute and return the written consent, as applicable?

A:
You should carefully review the section of this proxy statement/prospectus/information statement, including any information incorporated into such section, titled “Risk Factors,” which sets forth certain risks and uncertainties related to the Merger, risks and uncertainties related to the Asset Sale, risks and uncertainties to which the combined organization’s business will be subject and risks and uncertainties to which each of Yumanity and Kineta, as an independent company, is subject.

Q:	What is the quorum requirement?
A:
A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if stockholders holding at least a majority in voting power of the shares of Yumanity common stock issued and outstanding and entitled to vote at the Yumanity special meeting, are present at the live audio webcast Yumanity special meeting or represented by proxy at the Yumanity special meeting, which will be held in a virtual-only format at www.virtualshareholdermeeting.com/YMTX2022SM. On    , 2022, there were     shares of Yumanity common stock issued and outstanding and entitled to vote. Accordingly, holders of at least     shares of Yumanity common stock must be present at the Yumanity special meeting for a quorum to exist. Your shares of Yumanity common stock will be counted toward the quorum at the Yumanity special meeting only if you attend the Yumanity special meeting via live audio webcast at www.virtualshareholdermeeting.com/YMTX2022SM or are represented at the Yumanity special meeting by proxy.
Abstentions and broker non-votes (as described below) will be counted towards the quorum requirement. If there is no quorum, the holders of a majority of shares present and entitled to vote at the meeting at the virtual-only format special meeting or represented by proxy may adjourn the Yumanity special meeting to another date.
Q:	If my Yumanity shares are held in “street name” by my broker, will my broker vote my shares for me?
A:
If you hold shares beneficially in street name and do not provide your broker or other agent with voting instructions, your shares may constitute “broker non-votes.” Broker non-votes occur on a matter when banks, brokers and other nominees are not permitted to vote on certain non-discretionary matters without instructions from the beneficial owner and instructions are not given. These matters are referred to as “non-discretionary” matters. Proposal Nos. 1, 3, 4, 5, 6 and 7 are anticipated to be non-discretionary matters. Proposal No. 2 is anticipated to be a discretionary matter. Broker non-votes will not be considered as votes cast by the holders of Yumanity common stock present in person or represented by proxy at the Yumanity special meeting, and will therefore not have any effect with respect to Proposal Nos. 1, 3, 5, 6 and 7. Broker non-votes, if any, will have the effect of an “Against” vote with respect to Proposal Nos. 2 and 4.

Q:	When do you expect the Transactions to be consummated?
A:
Yumanity and Kineta anticipate that the Merger will occur sometime soon after the Yumanity special meeting to be held on    , 2022, but cannot predict the exact timing. For more information, please see the section titled “The Merger Agreement—Conditions to the Completion of the Merger” in this proxy statement/prospectus/information statement.

Yumanity anticipates that the Asset Sale will occur sometime soon after the Yumanity special meeting to be held on    , 2022, but cannot predict the exact timing. For more information, please see the section titled “The Asset Purchase Agreement—Conditions to the Asset Sale” in this proxy statement/prospectus/information statement.
Q:	What do I need to do now?
A:	Yumanity and Kineta urge you to read this proxy statement/prospectus/information statement, including its annexes, and to consider how the Transactions affect you.
If you are a Yumanity stockholder, you may provide your proxy instructions in one of two different ways. First, you can mail your signed proxy card in the enclosed return envelope. You may also provide your proxy instructions via the Internet by following the instructions on your proxy card or voting instruction form. Please provide your proxy instructions only once, unless you are revoking a previously delivered proxy instruction, and as soon as possible so that your shares can be voted at the special meeting of Yumanity stockholders.
If you are a Kineta shareholder, you may execute and return your written consent to Kineta in accordance with the instructions provided.
Q:	What happens if I do not return a proxy card or otherwise provide proxy instructions, as applicable?
A:
If you are a Yumanity stockholder, the failure to return your proxy card or otherwise provide proxy instructions will reduce the aggregate number of votes required to approve Yumanity Proposal Nos. 1, 3, 5, 6 and 7 and will have the same effect as voting against Yumanity Proposal Nos. 2 and 4, and your shares will not be counted for purposes of determining whether a quorum is present at the Yumanity special meeting. Banks, brokers and other nominees will have discretion to vote on Yumanity Proposal No. 2.

Q:	May I vote in person at the special meeting of stockholders of Yumanity?
A:	Yes, Yumanity stockholders entitled to vote at the virtual-only format Yumanity special meeting may vote their shares during the live audio webcast.

Stockholders of Record
If your shares of Yumanity common stock are registered directly in your name with Yumanity’s transfer agent, you are considered to be the stockholder of record with respect to those shares, and the proxy materials and proxy card are being sent directly to you by Yumanity.
If you are a Yumanity stockholder of record, you may attend the Yumanity special meeting by accessing the meeting center at www.virtualshareholdermeeting.com/YMTX2022SM and entering the control number on the proxy card previously received.
Even if you plan to attend the Yumanity special meeting via live audio webcast, Yumanity requests that you sign and return the enclosed proxy to ensure that your shares will be represented at the Yumanity special meeting if you are unable to attend.
Beneficial Owners
If your shares of Yumanity common stock are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in “street name,” and the proxy materials are being forwarded to you by your broker or other nominee together with a voting instruction card. As the beneficial owner, you are also invited to attend the Yumanity special meeting via live audio webcast. Because a beneficial owner is not the stockholder of record, you may not vote these shares at the Yumanity special meeting unless you obtain a proxy from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the meeting.
To vote at the special meeting, beneficial owners must obtain a legal proxy from the holder of record and submit proof of legal proxy reflecting the number of shares of Yumanity common stock held as of the record date.
Even if you plan to attend the Yumanity special meeting via live audio webcast, Yumanity requests that you sign and return the proxy materials provided by your broker or other nominee together with a voting instruction to ensure that your shares will be represented at the Yumanity special meeting if you are unable to attend.
Q:	When and where is the special meeting of Yumanity stockholders?
A:
The special meeting of Yumanity stockholders will be held in a virtual-only format via live audio webcast at www.virtualshareholdermeeting.com/YMTX2022SM at    a.m., Eastern Time, on    , 2022. All Yumanity stockholders as of the record date, or their duly appointed proxies, may attend the virtual special meeting.

Q:	May I change my vote after I have submitted a proxy or provided proxy instructions?
A:
Yumanity stockholders of record, other than those Yumanity stockholders who are parties to support agreements, may change their vote at any time before their proxy is voted at the Yumanity special meeting in one of three ways. First, a stockholder of record of Yumanity can send a written notice to the Secretary of Yumanity stating that it would like to revoke its proxy. Second, a stockholder of record of Yumanity can submit new proxy instructions either on a new proxy card or via the Internet. Third, a stockholder of record of Yumanity can attend the Yumanity special meeting and vote during the live audio webcast. Attendance alone at the virtual special meeting will not revoke a proxy. If a Yumanity stockholder of record or a stockholder who owns Yumanity shares in “street name” has instructed a broker to vote its shares of Yumanity common stock, the stockholder must follow directions received from its broker to change those instructions.

Q:	Who is paying for this proxy solicitation?
A:
Yumanity and Kineta will share equally the cost of printing and filing this proxy statement/prospectus/information statement and the proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Yumanity common stock for the forwarding of solicitation materials to the beneficial owners of Yumanity common stock. Yumanity will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials.

Q:	Who can help answer my questions?
A:	If you are a Yumanity stockholder and would like additional copies, without charge, of this proxy statement/prospectus/information statement, please contact:
Yumanity Therapeutics, Inc.
40 Guest Street, Suite 4410
Boston, Massachusetts 02135
(617) 409-5300
Attn: Secretary
If you have questions about the Merger, including the procedures for voting your shares, please contact:
MacKenzie Partners, Inc.
1407 Broadway, 27th Floor
New York, New York 10018
Call Toll-Free: 1-800-322-2885
Email: proxy@mackenziepartners.com
If you are a Kineta shareholder and would like additional copies, without charge, of this proxy statement/prospectus/information statement or if you have questions about the Merger, including the procedures for voting your shares, you should contact:
Kineta, Inc.
219 Terry Ave. N., Suite 300
Seattle, Washington 98109
(203) 378-0400
Attn: Secretary

PROSPECTUS SUMMARY
This summary highlights selected information from this proxy statement/prospectus/information statement and may not contain all of the information that is important to you. To better understand the Transactions, the proposals being considered at the Yumanity special meeting and the Kineta shareholder actions that are the subject of the written consent, you should read this entire proxy statement/prospectus/information statement carefully, including the annexes to which you are referred herein. For more information, please see the sections titled “Where You Can Find More Information” in this proxy statement/prospectus/information statement.
The Companies
Yumanity Therapeutics, Inc.
40 Guest Street, Suite 4410
Boston, MA 02135
(617) 409-5300
Yumanity is a biopharmaceutical company focused on the discovery and development of innovative, disease-modifying therapies for neurodegenerative diseases. Yumanity is specifically focused on developing novel therapies to treat devastating conditions, either with large or orphan disease markets, such as Parkinson’s disease, dementia with Lewy bodies, multiple system atrophy (“MSA”), amyotrophic lateral sclerosis (“ALS,” also known as Lou Gehrig’s disease), and frontotemporal lobar dementia (“FTLD”). Yumanity’s lead program, YTX-7739, is in development for the potential treatment and disease modification of Parkinson’s disease. YTX-7739 targets an enzyme known as stearoyl-CoA desaturase (“SCD”). Inhibition of SCD in multiple cellular systems, including patient-derived neurons, as well as in a novel mouse model of Parkinson’s disease, has been demonstrated to reverse the toxicity of misfolded alpha-synuclein, or α-synuclein, a protein strongly associated with Parkinson’s disease. In January 2022, the U.S. Food and Drug Administration (the “FDA”) placed a partial clinical hold on multidose clinical trials of YTX-7739. In February 2022, the FDA issued the partial clinical hold letter stating that serious toxicities were observed in preclinical Good Laboratory Practice (“GLP”) toxicology animal studies of YTX-7739. In order for the partial clinical hold to be lifted, FDA requested that Yumanity implement certain methods for monitoring humans for some of the toxicities observed in animals and demonstrate that other toxicities observed in animals can either be monitored in humans or are not relevant to humans. The partial clinical hold suspends initiation of multiple dose clinical trials in the U.S. until the FDA’s concerns have been addressed. The FDA’s action did not impact Yumanity’s multidose clinical trial in Europe and is permitting Yumanity’s planned single dose formulation clinical trial to proceed.
In February 2022, Yumanity announced that it was exploring strategic alternatives to enhance shareholder value and engaged H.C. Wainwright & Co., LLC (“Wainwright”) as its financial advisor to assist in this process. In February 2022, Yumanity also began implementation of a strategic restructuring with the objective of preserving capital. As part of the restructuring, Yumanity eliminated approximately 60% of its workforce and took other actions, including reducing its office and laboratory space, to reduce expenditures.
On June 5, 2022, Yumanity entered into the Merger Agreement with Kineta. Pursuant to the Merger Agreement, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, at the Effective Time, Merger Sub, a wholly-owned subsidiary of Yumanity, will merge with and into Kineta, with Kineta surviving as a wholly-owned subsidiary of Yumanity. If the Merger is completed, the business of Yumanity will become the business of Kineta as described beginning on page 300 of this proxy statement/prospectus/information under the caption “Kineta’s Business.”
On June 5, 2022, Yumanity also entered into the Asset Purchase Agreement with Janssen. Pursuant to the Asset Purchase Agreement and subject to the satisfaction or waiver of the conditions set forth in the Asset Purchase Agreement, Yumanity will sell to Janssen all of Yumanity’s rights, title and interest in YTX-7739 as well as its unpartnered preclinical and discovery-stage product candidates and related intellectual property rights, and Janssen will assume certain of Yumanity’s liabilities related to such assets, for a purchase price of $26 million in cash. The closing of the Merger and the closing of the Asset Sale are not conditioned on the closing of each other. In connection with the Asset Sale, Yumanity plans to distribute any remaining available cash proceeds from the Asset Sale to Yumanity stockholders via a one-time dividend, net of any amounts used or retained for outstanding obligations of Yumanity and net cash requirements associated with the closing of the Merger. The amount of such dividend (if any) is currently uncertain, pending the determination of Yumanity’s outstanding obligations and net cash position as of the closing of the Merger.

Kineta, Inc.
219 Terry Avenue North, Suite 300
Seattle, WA 98109
(203) 378-0400
Kineta is a clinical-stage biotechnology company with a mission to develop next-generation immunotherapies that transform patients’ lives. Kineta has leveraged its expertise in innate immunity to discover and develop potential first or best-in-class immunotherapies to address the major challenges with current cancer therapy.
Kineta has established its immuno-oncology focused PiiONEER Platform aimed at developing fully human antibodies to address the major mechanisms of cancer immune resistance:
•	Immuno-suppression;
•	Exhausted T cells; and
•	Lack of tumor antigens.
Utilization of the PiiONEER Platform is designed to result in novel, well-characterized innate immuno-oncology lead antibody therapeutics that can be efficiently advanced into formal investigational new drug (IND)-enabling and clinical studies.
Kineta’s pipeline of assets developed through the PiiONEER Platform includes (i) KVA12.1 (otherwise referred to in Kineta’s clinical trials as KVA12123), a monoclonal antibody (“mAb”) immunotherapy targeting VISTA (V-domain Ig suppressor of T cell activation), (ii) an anti-CD27 agonist mAb immunotherapy and (iii) an anti-CD24 antagonist mAb immunotherapy discovery program. These immunotherapies have the potential to address disease areas with unmet medical needs and significant commercial potential.
KVA12.1 is Kineta’s IND-ready lead asset that is expected to initiate Phase 1 clinical trials in the fourth quarter of 2022. KVA12.1 is expected to be a differentiated VISTA blocking immunotherapy to address the problem of immunosuppression in the tumor microenvironment. It is a fully human engineered IgG1 monoclonal antibody that was designed to bind to VISTA through a unique epitope. KVA12.1 may be an effective immunotherapy for many types of cancer, including non-small cell lung cancer (“NSCLC”), colorectal cancer (“CRC”), ovarian cancer (“OC”), renal cell carcinoma (“RCC”) and head and neck squamous cell carcinoma (“HNSCC”). These initial target indications represent a significant unmet medical need with a large worldwide commercial opportunity for KVA12.1.
Kineta has initiated IND-enabling studies on its lead anti-CD27 agonist mAb immunotherapy that was discovered utilizing the PiiONEER Platform. This clinical candidate is a fully human mAb that demonstrates low nanomolar (“nM”) binding affinity to CD27 in humans. In preclinical studies, Kineta’s lead anti-CD27 agonist mAb was observed to induce T cell proliferation and secretion of cytokines involved in T cell priming and recruitment, suggesting the ability to potentiate new anti-tumor responses. CD27 is a clinically validated target that may be an effective immunotherapy for advanced solid tumors including RCC, CRC and OC.
According to Market Data Forecast, the immuno-oncology market generated sales of approximately $99 billion in 2022 and is forecast to reach $179 billion in 2027. If Kineta successfully completes the clinical trial program for KVA12.1 and if Kineta subsequently obtains regulatory approval for KVA12.1, Kineta will focus on initial target indications in NSCLC, CRC and OC. Clinical development of KVA12.1 will be as a second-line therapy in these indications. These three cancer therapy segments represent a forecasted $48 billion market opportunity in 2027 according to GlobalData.
Kineta is a leader in the field of innate immunity and is developing potential best-in-class immunotherapies. With drug candidates expected to enter the clinic and additional immuno-oncology assets in preclinical development, Kineta believes it is positioned to achieve multiple value-driving catalysts. Kineta has assembled an experienced management team, a seasoned research and development team, an immuno-oncology focused scientific advisory board, an enabling technology platform and a leading intellectual property position to advance its pipeline of potential novel immunotherapies for cancer patients.

Yacht Merger Sub, Inc.
Yacht Merger Sub, Inc. is a Washington corporation and a wholly-owned subsidiary of Yumanity, and was formed solely for the purposes of carrying out the Merger.
Janssen Pharmaceutica NV
Turnhoutseweg 30
B-2340 Beerse
Belgium
+32 (0)14 60 21 11
Janssen Pharmaceutica NV is a wholly-owned subsidiary of Johnson & Johnson, a public company engaged in the research and development, manufacture and sale of a broad range of products in the healthcare field. As one of the Janssen Pharmaceutical Companies of Johnson & Johnson, Janssen Pharmaceutica NV works to treat, cure, stop and prevent devastating and complex diseases in six core therapeutic areas: cardiovascular and metabolism; immunology; infectious diseases and vaccines; neuroscience; oncology; and pulmonary hypertension.
The Transactions
The Merger (see page 209)
If the Merger is completed, Merger Sub will merge with and into Kineta, with Kineta surviving as a wholly-owned subsidiary of Yumanity. The parties to the Merger Agreement have also agreed that, immediately following the Merger, and as part of the same overall transaction as the Merger, that Kineta will be merged with and into a direct, wholly-owned limited liability company subsidiary of Yumanity, with such limited liability company subsidiary surviving such merger. The Merger is expected to be accounted for as an asset acquisition as, at the time of the closing of the Merger, Yumanity is not expected to meet the definition of a business as it will have a nominal workforce, if any, and substantially all of its value will be concentrated in cash and IPR&D assets.
At the Effective Time, each share of Kineta voting common stock and each share of Kineta non-voting common stock outstanding immediately prior to the Effective Time (excluding certain shares of Kineta common stock that may be cancelled pursuant to the Merger Agreement and shares held by shareholders who have exercised and perfected appraisal rights or dissenters’ rights as more fully described in “The Transactions — Appraisal Rights and Dissenters’ Rights” in this proxy statement/prospectus/information statement) will be converted into the right to receive a number of shares of Yumanity common stock based upon the Exchange Ratio. The final Exchange Ratio will be determined pursuant to a formula described in more detail in the Merger Agreement and in this proxy statement/prospectus/information statement.
In connection with the Merger, Yumanity entered into the Securities Purchase Agreement with the PIPE Investors, pursuant to which, among other things, Yumanity agreed to issue to the PIPE Investors shares of Yumanity common stock immediately following the Merger in the Private Placement. Immediately after the consummation of the Merger, based solely on the estimated Exchange Ratio as described in this proxy statement/prospectus/information statement, and after giving effect to the Private Placement, Kineta securityholders are expected to own approximately 71.2% of the Yumanity common stock on a fully diluted basis as defined in the Merger Agreement, Yumanity securityholders are expected to own approximately 12.5% of the Yumanity common stock on a fully diluted basis as defined in the Merger Agreement, and the PIPE Investors are expected to own approximately 16.3% of the Yumanity common stock on a fully diluted basis as defined in the Merger Agreement, in each case subject to adjustment of the Exchange Ratio as set forth in the Merger Agreement. Yumanity will assume all outstanding and unexercised Kineta options and warrants to purchase Kineta common stock, and each such Kineta option and warrant will be converted into an option or warrant, respectively, to purchase shares of Yumanity common stock, with the number of shares of Yumanity common stock subject to such option or warrant and the exercise price being appropriately adjusted to reflect the Exchange Ratio. In addition, Yumanity will assume all outstanding Kineta RSUs, and each such Kineta RSU will be converted into a restricted stock unit with respect to Yumanity common stock, with the number of shares subject to such RSU being appropriately adjusted to reflect the Exchange Ratio. The percentages set forth above assume that the initial estimate of the Exchange Ratio is not changed; however, the Exchange Ratio is subject to change as described in the section titled “The Merger Agreement—Merger Consideration” in this proxy statement/prospectus/information statement. The initial estimate of the Exchange Ratio set forth below assumes (i) that Yumanity will have $10 million in net cash immediately prior to the closing of the Merger, (ii) Yumanity outstanding shares, options, warrants and restricted stock units as of the closing of the Merger will be equal to 10,987,459 (on a pre-Yumanity Reverse Stock Split basis) and (iii) Kineta outstanding shares as of the closing of the

Merger will be equal to 97,034,704 (on a fully-diluted, as-converted basis). This projection is based on the fully diluted shares of Yumanity as of August 31, 2022 and assumes no interim financing.
The Exchange Ratio is calculated using a formula intended to allocate a percentage of the combined organization to existing Kineta securityholders. Based on the assumptions described above, the Exchange Ratio would be equal to approximately 0.65 shares of Yumanity common stock for each share of Kineta common stock (without giving effect to the Yumanity Reverse Stock Split), which Exchange Ratio is subject to change based on the amount of Yumanity net cash at the closing of the Merger and changes in the capitalization of Yumanity or Kineta prior to the closing of the Merger (and as a result, Yumanity securityholders and Kineta securityholders could own more or less of the combined organization).
The closing of the Merger will occur as promptly as practicable (but in no event later than the second business day after the last of the conditions to the Merger has been satisfied or waived (other than those conditions that by their nature are to be satisfied at the closing of the Merger, but subject to the satisfaction or waiver of each such conditions), or at such other time, date and place as Yumanity and Kineta mutually agree. Yumanity and Kineta anticipate that the consummation of the Merger will occur in Yumanity’s fourth fiscal quarter of 2022. However, because the Merger is subject to a number of conditions, neither Yumanity nor Kineta can predict exactly when the closing of the Merger will occur or if it will occur at all. While neither the closing of the Merger nor the closing of the Asset Sale is conditioned on the closing of each other, the parties expect that, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and the Asset Purchase Agreement, respectively, the Merger will be consummated immediately following the closing of the Asset Sale.
Asset Purchase Agreement (see page 238)
If the Asset Sale is completed, Yumanity will sell to Janssen all of Yumanity’s rights, title and interest in and to Yumanity’s clinical-stage product candidate, YTX-7739, as well as Yumanity’s unpartnered preclinical and discovery-stage product candidates and related intellectual property rights, and Janssen will assume certain of Yumanity’s liabilities related to such assets, for a purchase price of $26 million in cash. The potential programs that Yumanity has partnered with Merck are not part of the Asset Sale to Janssen and will remain with Yumanity (and with Kineta after the closing of the Merger) following the closing of the Asset Sale.
The closing of the Asset Sale will occur as promptly as practicable (but in no event later than the second business day after the last of the conditions to the Asset Sale has been satisfied or waived (other than those conditions that by their nature are to be satisfied at the closing of the Asset Sale, but subject to the satisfaction or waiver of each such conditions), or at such other time as Yumanity and Janssen agree. Yumanity anticipates that the consummation of the Asset Sale will occur in Yumanity’s fourth fiscal quarter of 2022. However, because the Asset Sale is subject to a number of conditions, Yumanity cannot predict exactly when the closing of the Asset Sale will occur or if it will occur at all.
Yumanity Reasons for the Transactions (see page 188) and Kineta Reasons for the Merger (see page 191)
Following the completion of the Transactions, the combined organization will continue to focus on the development of Kineta’s pipeline. Yumanity and Kineta believe that the combined organization will have the following potential advantages:
•	the development of Kineta’s pipeline has potential to create value for the current Yumanity and Kineta stockholders;
•	Kineta has the potential to create value through additional research, development and commercialization collaborations; and
•
Kineta’s executive leadership team, which has extensive experience in immunotherapies, and oncology drug development, as well as considerable transaction experience, will give the combined organization the opportunity to reach significant value inflection points including in connection with the initial efficacy data for Kineta’s monotherapy and combination therapy which are currently expected in the fourth quarter of 2023.

Each of the boards of directors of Yumanity and Kineta also considered other reasons for the Transactions, as described herein. For example, the Yumanity board of directors considered, among other things:

•
the strategic alternatives to the Transactions available to Yumanity, including the discussions that Yumanity management and the Yumanity board of directors previously conducted with other potential transaction partners, and the time to negotiate and complete an alternative strategic transaction and anticipated cash burn;

•
the risks and delays associated with, and uncertain value and costs to Yumanity stockholders of, liquidating Yumanity, including the uncertainties of continuing cash burn while contingent liabilities are resolved, uncertainty of timing of release of cash until contingent liabilities are resolved, and the risks and costs associated with being a shell company prior to cash distribution;

•
the risks and challenges of attempting to continue to operate Yumanity on a stand-alone basis, including the substantial time required and uncertainty to successfully address the FDA Clinical Hold, and to rebuild infrastructure, including a dedicated R&D team; and

•	The challenges of retaining staff with limited cash runway and a partial clinical hold on Yumanity’s lead asset.
Opinion of Yumanity’s Financial Advisor Related to the Merger (see page 193)
Yumanity retained Needham & Company, LLC (“Needham & Company”) as its financial advisor in connection with the Merger to render an opinion as to the fairness, from a financial point of view, to Yumanity of the Exchange Ratio pursuant to the Merger Agreement. On June 5, 2022, Needham & Company rendered its oral opinion to the Yumanity board of directors (which was subsequently confirmed in writing as of June 5, 2022), that, as of that date and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth in such written opinion and described below, the Exchange Ratio pursuant to the Merger Agreement was fair to Yumanity from a financial point of view.
The full text of the written opinion of Needham & Company relating to the Merger (which we refer to herein as the “Needham Merger Opinion”) sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations on and scope of the review undertaken by Needham & Company in connection with its opinion. The Needham Merger Opinion is attached as Annex C to the accompanying proxy statement/prospectus/information statement and is incorporated herein by reference. The summary of the Needham Merger Opinion set forth in this proxy statement is qualified in its entirety by reference to the full text of the Needham Merger Opinion. We urge Yumanity stockholders to read carefully the Needham Merger Opinion, together with the summary thereof in this proxy statement, in its entirety.
Needham & Company provided its opinion for the information and assistance of the Yumanity board of directors in connection with its consideration of the Merger. The Needham Merger Opinion addressed solely the fairness, from a financial point of view, of the Exchange Ratio, to Yumanity and does not address any other aspect or implication of the Merger. The Needham Merger Opinion was not a recommendation to the Yumanity board of directors or any stockholder of Yumanity as to how to vote or to take any other action in connection with the Merger.
Overview of the Merger Agreement
Merger Consideration and Adjustment (see page 209)
At the Effective Time, each outstanding share of voting and non-voting common stock of Kineta (referred to collectively herein as common stock of Kineta) will be converted into the right to receive a number of shares of Yumanity common stock pursuant to the Exchange Ratio.
The Merger Agreement does not provide for an adjustment to the total number of shares of Yumanity common stock that Kineta shareholders will be entitled to receive for changes in the market price of Yumanity common stock. Accordingly, the market value of the shares of Yumanity common stock issued pursuant to the Merger will depend on the market value of the shares of Yumanity common stock at the time the Merger closes, and could vary significantly from the market value of the shares of Yumanity common stock on the date of this proxy statement/prospectus/information statement.
At the Effective Time:
•
each share of Kineta common stock outstanding immediately prior to the Effective Time (excluding certain shares of Kineta common stock that may be cancelled pursuant to the Merger Agreement and shares held by shareholders who have exercised and perfected appraisal rights or dissenters’ rights as more fully described in “The Transactions—Appraisal Rights and Dissenters’ Rights” below) will automatically be converted into the right to receive a number of shares of Yumanity common stock pursuant to the Exchange Ratio, estimated to be 0.65 (which is subject to adjustment to account for the proposed Yumanity Reverse Stock Split). The estimated Exchange Ratio contained herein is based upon Yumanity and Kineta’s capitalization immediately prior to the date of this proxy statement/prospectus/information statement, and is subject to change based on the amount of Yumanity’s net cash at the closing of the Merger, and changes in the capitalization of Yumanity or Kineta prior to the closing of the Merger;
•
each option to purchase shares of Kineta common stock outstanding and unexercised immediately prior to the Effective Time will be assumed by Yumanity and will become an option to purchase shares of Yumanity common stock, with the number of shares and exercise price being adjusted by the Exchange Ratio (which is subject to adjustment to account for the proposed Yumanity Reverse Stock Split);

•
each Kineta RSU outstanding immediately prior to the Effective Time will be assumed by Yumanity and will become a restricted stock unit with respect to Yumanity common stock, with the number of shares subject to such restricted stock unit being adjusted by the Exchange Ratio (which is subject to adjustment to account for the proposed Yumanity Reverse Stock Split); and

•
each warrant to purchase shares of Kineta capital stock outstanding and not terminated or exercised immediately prior to the Effective Time will be assumed by Yumanity and will become a warrant to purchase shares of Yumanity common stock, with the number of shares and exercise price being adjusted by the Exchange Ratio (which is subject to adjustment to account for the proposed Yumanity Reverse Stock Split).

The Exchange Ratio provided herein is an estimate based upon the capitalization of Yumanity and Kineta immediately prior to the date of this proxy statement/prospectus/information statement. The final Exchange Ratio calculation is the quotient determined by dividing the Surviving Corporation Allocation Shares (as defined in the Merger Agreement) by the total number of shares of Kineta capital stock outstanding immediately prior to the closing of the Merger as expressed on a fully-diluted and as-converted to common stock basis, taking into account Kineta’s outstanding stock options, warrants and restricted stock units, in the manner further described in the Merger Agreement.
Treatment of Kineta Stock Options, Kineta RSUs and Warrants (see page 220)
At the Effective Time, each option to purchase Kineta common stock that is outstanding and unexercised immediately prior to the Effective Time under the Kineta, Inc. Amended and Restated 2008 Stock Plan (the “Kineta 2008 Plan”), the Kineta, Inc. 2010 Equity Incentive Plan (the “Kineta 2010 Plan”) or the Kineta, Inc. 2020 Equity Incentive Plan (the “Kineta 2020 Plan” and collectively with the Kineta 2008 Plan and the Kineta 2010 Plan, the “Kineta Equity Incentive Plans”), whether or not vested, will automatically and without any action on the part of the holder thereof, be converted into an option to purchase Yumanity common stock. Yumanity will assume each of the Kineta Equity Incentive Plans and each Kineta option in accordance with the terms of the Equity Incentive Plans and stock option agreement by which such option is evidenced. All rights with respect to Kineta common stock under Kineta options assumed by Yumanity will be converted into rights with respect to Yumanity common stock. Accordingly, from and after the Effective Time, each Kineta stock option assumed by Yumanity may be exercised for such number of shares of Yumanity common stock as is determined by multiplying the number of shares of Kineta common stock subject to the option by the Exchange Ratio (which is subject to adjustments to account for the effect of the proposed Yumanity Reverse Stock Split) and rounding that result down to the nearest whole number of shares of Yumanity common stock. The per share exercise price of the converted option will be determined by dividing the existing exercise price of the option by the Exchange Ratio (which is subject to adjustments to account for the effect of the proposed Yumanity Reverse Stock Split prior to the consummation of the Merger) and rounding that result up to the nearest whole cent. Any restrictions on the exercise of any Kineta option assumed by Yumanity will continue following the conversion and the term, exercisability, vesting schedules and other provisions of assumed Kineta options will generally remain unchanged; provided, that the Yumanity board of directors will succeed to the authority of the Kineta board of directors with respect to each assumed Kineta option.
At the Effective Time, each Kineta RSU that is outstanding immediately prior to the Effective Time under the Kineta Equity Incentive Plans, whether or not vested, will automatically and without action on the part of the holder thereof, be converted into and become restricted stock units with respect to Yumanity common stock. All rights with respect to Kineta common stock under Kineta RSUs assumed by Yumanity will be converted into and become rights with respect to Yumanity common stock. Accordingly, from and after the Effective Time, each Kineta RSU assumed by Yumanity will vest and settle for the number of shares of Yumanity common stock as is determined by multiplying the number of shares of Kineta common stock subject to the Kineta RSU by the Exchange Ratio (which is subject to adjustments to account for the effect of the proposed Yumanity Reverse Stock Split) and rounding that result down to the nearest whole number of shares of Yumanity common stock. Any restrictions on the vesting or settlement of any Kineta RSU assumed by Yumanity will continue following the conversion and the term, vesting schedules and other provisions of the assumed Kineta RSUs will generally remain unchanged; provided, that the Yumanity board of directors will succeed to the authority of the Kineta board of directors with respect to each assumed Kineta RSU.
Each outstanding warrant to purchase shares of Kineta capital stock not terminated or exercised at or prior to the Effective Time will be assumed by Yumanity at the Effective Time in accordance with its terms and will become a warrant to purchase Yumanity common stock. The number of shares of Yumanity common stock subject to each assumed warrant will be determined by multiplying the number of shares of Kineta common stock issuable (including upon conversion of shares of preferred stock issuable following exercise) upon exercise of such warrant prior to the Effective Time by the Exchange Ratio (which is subject to adjustments to account for the effect of the proposed Yumanity Reverse Stock Split prior to the consummation of the Merger) and rounding that result down to the nearest whole number of shares of Yumanity common stock. The per share exercise price for the Yumanity common stock issuable upon exercise of each of the assumed warrants will be determined by dividing the per share exercise price of the Kineta capital stock subject to each warrant as in effect immediately prior to the Effective Time by the Exchange Ratio (which is subject to adjustments to account for the effect of the proposed Yumanity Reverse Stock Split prior to the consummation of the Merger) and rounding that result up to the nearest whole cent.
Conditions to the Completion of the Merger (see page 222)
To consummate the Merger, Yumanity stockholders must approve, amongst other matters, the issuance of shares of Yumanity common stock in the Merger to the Kineta securityholders and the change of control resulting from the Merger, approve the amendment to the certificate of incorporation of Yumanity effecting the Yumanity Reverse Stock Split, and approve the issuance of shares of Yumanity common stock to the PIPE Investors in the Private Placement. Additionally, the Kineta stockholders must approve the Merger and adopt the Merger Agreement and the related transactions. In addition to obtaining such stockholder approvals and appropriate regulatory approvals, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived.
One such closing condition consists of a requirement that Yumanity have no less than $7,500,000 of net cash at the closing of the Merger. Yumanity currently estimates that Yumanity Net Cash for the purposes of calculating the Exchange Ratio under the Merger Agreement will be between $7,500,000 and $10,000,000 at the closing of the Merger, after the potential payment of a stockholder dividend. As further described in “The Merger Agreement — Conditions to the Completion of the Merger”, in the event Yumanity continues to own the Purchased Assets as of the closing of the Merger, Yumanity’s net cash will be increased by $7,500,000. One other closing condition consists of the requirement that a minimum aggregate of $27,500,000 million must be received prior to, or substantially simultaneously with, the closing of the Merger by Yumanity from the PIPE Investors in the Private Placement and any other interim financing conducted by Kineta prior to the closing of the Merger. In addition to the aforementioned closing conditions, since the date of the Merger Agreement, there shall not have occurred any “Material Adverse Effect,” as defined in the Merger Agreement, that is continuing on the part of Yumanity or Kineta, and Yumanity shall not have any outstanding indebtedness (other than indebtedness permitted under the Merger Agreement).
No Solicitation (see page 226)
Each of Yumanity and Kineta agreed that, subject to limited exceptions, Yumanity, Kineta and any of their respective subsidiaries will not, and each party will use its reasonable best efforts to cause each of its officers, directors, employees, investment bankers, attorneys, accountants, representatives, consultants or other agents retained by it or any of its subsidiaries not to, directly or indirectly:
•
solicit, initiate, knowingly encourage, induce or knowingly facilitate the communication, making, submission or announcement of, any “acquisition proposal” or “acquisition inquiry,” each as defined in the Merger Agreement, or take any action that could reasonably be expected to lead to an acquisition proposal or an acquisition inquiry;

•	furnish any nonpublic information with respect to it to any person in connection with or in response to an acquisition proposal or acquisition inquiry;

•
engage in discussions (other than to inform any person of the existence of such non-solicitation obligations) or negotiations with any person with respect to any acquisition proposal or acquisition inquiry;

•	approve, endorse or recommend an acquisition proposal; or
•	execute or enter into any letter of intent or similar document or any contract contemplating or otherwise relating to an “acquisition transaction,” as defined in the Merger Agreement.
Termination (see page 244)
Prior to the Effective Time, either Yumanity or Kineta can terminate the Merger Agreement under certain circumstances, which would prevent the Merger from being consummated.
Termination Fee (see page 245)
If the Merger Agreement is terminated under certain circumstances, Yumanity will be required to pay Kineta a termination fee equal to $500,000 and reimburse certain third-party expenses incurred up to a maximum of $250,000. If the Merger Agreement is terminated under certain circumstances, Kineta will be required to pay Yumanity a termination fee equal to $1,000,000 and reimburse certain third-party expenses up to a maximum of $500,000.
Support Agreements (see page 237)
Certain directors, officers and shareholders of Kineta (each solely in their capacities as shareholders) are each party to a support agreement with Yumanity and Kineta, pursuant to which, among other things, each of these shareholders agreed, solely in their capacity as a shareholder, to vote all of their shares of Kineta common stock held by them (a) in favor of (i) the approval and adoption of the Merger Agreement and approval of the transactions contemplated by the Merger Agreement, (ii) any proposal to adjourn or postpone the meeting if there are not sufficient votes for the adoption of the Merger Agreement and approval of related transactions on the date on which such meeting is held and (iii) the approval of any other matter necessary to consummate the transactions contemplated by the Merger Agreement that are considered and voted upon by Kineta’s shareholders, and (b) against any “acquisition proposal,” as defined in the Merger Agreement.
The Kineta directors, officers and shareholders that are party to a support agreement with Yumanity and Kineta owned approximately 33% of the outstanding voting and non-voting common stock of Kineta, including approximately 84% of the outstanding shares of Kineta voting stock, as of August 31, 2022. Within 10 business days following the effectiveness of the Registration Statement of which this proxy statement/prospectus/information statement is a part, shareholders of Kineta holding a sufficient number of shares to adopt the Merger Agreement and approve the Merger, will execute written consents providing for such adoption and approval.
Yumanity directors and officers who held shares of Yumanity common stock as of the date of the Merger Agreement (each in their capacities as stockholders) are each party to a support agreement with Yumanity and Kineta pursuant to which, among other things, each of these stockholders agreed, solely in his or her capacity as a stockholder, to vote all of his or her shares of Yumanity common stock (a) in favor of the Yumanity stockholder Proposals and any other matter necessary to consummate the transactions contemplated by the Merger Agreement and voted on by the Yumanity stockholders and (b) against any “acquisition proposal,” as defined in the Merger Agreement.
The directors and officers of Yumanity that are party to a support agreement with Yumanity and Kineta owned an aggregate of 827,048 outstanding shares of Yumanity common stock, representing approximately 8% of the outstanding Yumanity common stock as of August 31, 2022.
Lock-Up Agreements (see page 237)
Certain directors, officers and shareholders of Kineta (solely in their capacities as shareholders) have entered into lock-up agreements, pursuant to which such parties have agreed not to, except in limited circumstances, sell or transfer, or engage in swap or similar transactions with respect to, shares of Yumanity common stock, including, as applicable, shares received in the Merger and issuable upon exercise of certain Kineta options or settlement of certain restricted stock units or restricted stock awards, in each case from the closing of the Merger until the date that is 180 days from the closing of the Merger. Richard Peters, M.D., Ph.D. and David Arkowitz, who are currently directors of Yumanity and who will continue on as directors of the combined organization following the closing of the Merger, will enter into similar Lock-up Agreements at the closing of the Merger. All other shareholders of Kineta will be subject to similar restrictions on the transfer of shares of Yumanity’s common stock for the 180-day period following the closing of the Merger pursuant to Yumanity’s by-laws, which will be amended at or immediately following the Effective Time to provide for such restrictions.
The Private Placement (see page 237)
In connection with entering into the Merger Agreement, Yumanity entered into a Securities Purchase Agreement with the PIPE Investors, pursuant to which, among other things, the PIPE Investors party thereto agreed to purchase shares of Yumanity’s common stock immediately following the closing of the Merger at a purchase price of $2.09 per share (subject to adjustment for any stock split, recapitalization or reverse stock split (including the Yumanity Reverse Stock Split), resulting in aggregate proceeds of $30,000,000. The Securities Purchase Agreement contains customary representations, warranties, covenants and agreements of Yumanity and the PIPE Investors and customary closing conditions and termination rights (including a termination right if the Merger Agreement is terminated in accordance with its terms). The Private Placement is expected to close immediately following the closing of the Merger.
For more information regarding the Private Placement and the Subscription Agreements, see the section titled “The Merger Agreement—Private Placement.”
Management Following the Merger (see page 368)
Effective as of the consummation of the Merger, Yumanity’s executive officers (who are currently executive officers of Kineta) are expected to be:
Name	Position(s)
Shawn Iadonato, Ph.D.	Chief Executive Officer
Craig W. Philips, M.B.A.	President
Keith Baker	Chief Financial Officer
Thierry Guillaudeux, Ph.D.	Chief Scientific Officer
Pauline Kenny, Esq.	General Counsel
Opinion of Yumanity’s Financial Advisor Related to the Asset Sale (see page 198)
Yumanity retained Needham & Company as its financial advisor in connection with the Asset Sale to render an opinion as to the fairness, from a financial point of view, to Yumanity of the consideration to be received by Yumanity pursuant to the Asset Puchase Agrement. On June 5, 2022, Needham & Company rendered its oral opinion to the Yumanity board of directors (which was subsequently confirmed in writing as of June 5, 2022), that, as of that date and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth in such written opinion and described below, the consideration to be received by Yumanity in the Asset Sale pursuant to the Asset Purchase Agreement was fair to Yumanity from a financial point of view.
The full text of the written opinion of Needham & Company relating to the Asset Sale (which we refer to herein as the “Needham Asset Sale Opinion”) sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations on and scope of the review undertaken by Needham & Company in connection with its opinion. The Needham Asset Sale Opinion is attached as Annex F to the accompanying proxy statement/prospectus/information statement and is incorporated herein by reference. The summary of the Needham Asset Sale Opinion set forth in this proxy statement is qualified in its entirety by reference to the full text of the Needham Asset Sale Opinion. We urge Yumanity stockholders to read carefully the Needham Asset Sale Opinion, together with the summary thereof in this proxy statement, in its entirety.
Needham & Company provided its opinion for the information and assistance of the Yumanity board of directors in connection with its consideration of the Asset Sale. The Needham Asset Sale Opinion addressed solely the fairness, from a financial point of view, of the consideration to be received by Yumanity pursuant to the Asset Purchase Agreement, and does not address any other aspect or implication of the Asset Sale. The Needham Asset Sale Opinion was not a recommendation to the Yumanity board of directors or any stockholder of Yumanity as to how to vote or to take any other action in connection with the Asset Sale.

Overview of the Asset Purchase Agreement
Asset Purchase Agreement (see page 238)
Upon the terms and subject to the conditions of the Asset Purchase Agreement, Janssen will acquire all of Yumanity’s rights, title and interest in and to Yumanity’s clinical-stage product candidate, YTX-7739, as well as Yumanity’s unpartnered pre-clinical and discovery-stage product candidates, including intellectual property rights, biological materials, regulatory documentation, books and records, inventory, contracts, permits, actions and rights of recovery and other properties, assets and rights related thereto (the “Purchased Assets”), other than the “excluded assets,” as defined in the Asset Purchase Agreement, and assume certain liabilities related to the Purchased Assets and the exploitation of such product candidates, for a purchase price of $26 million in cash.
Conditions to the Completion of the Asset Sale (see page 238)
To consummate the Asset Sale, Yumanity stockholders must authorize the Asset Sale by approving the Asset Purchase Agreement and the transactions contemplated thereby. In addition to obtaining such stockholder approval, each of the other closing conditions set forth in the Asset Purchase Agreement must be satisfied or waived.
No Solicitation (see page 240)
Under the Asset Purchase Agreement, Yumanity may not, and may not authorize or permit any of its affiliates or any of its or their respective directors, officers, employees or other representatives to (i) directly or indirectly solicit, initiate or knowingly encourage, induce or facilitate any “competing proposal,” as defined in the Asset Purchase Agreement, or any inquiry or proposal that may reasonably be expected to lead to a “competing proposal” or (ii) directly or indirectly participate in any discussions or negotiations with any person regarding, or furnish to any person any information with respect to, or cooperate in any way with any person (whether or not a person making a “competing proposal”) with respect to, any “competing proposal”, or any inquiry or proposal that may reasonably be expected to lead to a “competing proposal”. Yumanity was also required to, among other things, immediately cease and cause to be terminated all existing solicitation, discussions or negotiations with any person conducted prior to entering into the Asset Purchase Agreement with respect to any “competing proposal,” or any inquiry or proposal that may reasonably be expected to lead to a “competing proposal.”
Regulatory Approvals (see page 231)
Each of Yumanity and Janssen has agreed that each party would make any appropriate filings, if necessary or advisable (in the opinion of Janssen), pursuant to any applicable antitrust, competition, fair trade or similar laws with respect to the transactions contemplated by the Asset Purchase Agreement as promptly as practicable.
Termination (see page 232)
Either Yumanity or Janssen can terminate the Asset Purchase Agreement under certain circumstances, which would prevent the Asset Sale from being consummated.
Termination Fee (see page 234)
If the Asset Purchase Agreement is terminated under certain circumstances, Yumanity will be required to pay Janssen a termination fee equal to $1,040,000.
Interests of Certain Directors, Officers and Affiliates of Yumanity and Kineta (see pages 203 and 206)
In considering the recommendation of the Yumanity board of directors with respect to issuing shares of Kineta common stock pursuant to the Merger Agreement, the Asset Sale and the other matters to be acted upon by Yumanity stockholders at the Yumanity special meeting, Yumanity stockholders should be aware that certain members of the Yumanity board of directors and executive officers of Yumanity have interests in the Transactions that may be different from, or in addition to, interests they have as Yumanity stockholders. For example, Yumanity is party to post-employment arrangements with its executive officers pursuant to their Employment Agreements that may result in the receipt by such executive officers of cash severance payments and other benefits with a total value of approximately $2.4 million (collectively and not individually), but not including the value of any accelerated vesting of Yumanity equity awards held by those officers. Dr. Richard Peters, Michael Wyzga and Devin Smith are also eligible to receive a transaction success bonus, payable at the later of the closing of the transactions contemplated by the Merger Agreement and the closing of the transactions contemplated by the Asset Purchase Agreement (the “Earned Date”) subject to continued employment through such date and provided that both of the Transactions close in the 2022 calendar year. The amount of each transaction success bonus will equal to $309,444 for Dr. Peters and $140,000 for each of Mr. Wyzga and Mr. Smith, which amounts will be prorated by multiplying such amounts by a fraction, the numerator of which is the number of days between January 1, 2022 and the Earned Date and the denominator of which is 365.
Additionally, pursuant to the terms of the Merger Agreement, Richard Peters, M.D., Ph.D. and David Arkowitz, who are currently directors of Yumanity, will continue as directors of the combined organization after the closing of the Merger and will be due certain compensation as non-employee directors.
As of August 31, 2022, the directors and executive officers of Yumanity owned, in the aggregate, 8% of the outstanding voting shares of Yumanity common stock. Each of Yumanity’s officers and directors has entered into support agreements in connection with the Merger. The support agreements are discussed in greater detail in the section titled “Agreements Related to the Merger” in this proxy statement/prospectus/information statement. The Yumanity board of directors was aware of these interests and considered them, among other matters, in the decision to approve the Transactions. For more information, please see the section titled “The Transactions—Interests of the Yumanity Directors and Executive Officers in the Transactions” of this proxy statement/prospectus/information statement.
In considering the recommendation of the Kineta board of directors with respect to approving the Merger and related transactions by written consent, Kineta shareholders should be aware that certain members of the board of directors and executive officers of Kineta have interests in the Merger that may be different from, or in addition to, interests they have as Kineta shareholders. Certain of Kineta’s executive officers and directors and affiliates of Kineta’s directors currently hold shares of Kineta common stock. Additionally, all of Kineta’s executive officers and certain of its directors have options, subject to vesting, to purchase shares of Kineta common stock that will be converted into and become options to purchase shares of Yumanity common stock, Kineta’s directors and executive officers are expected to become directors and executive officers of the combined organization upon the consummation of the Merger and all of Kineta’s directors and executive officers are entitled to certain indemnification and liability insurance coverage pursuant to the terms of the Merger Agreement.
As of August 31, 2022, all current directors and executive officers of Kineta, together with their affiliates, owned approximately 35% of the shares of Kineta capital stock, on an as-converted to common stock basis. Certain Kineta officers and directors, and their affiliates, have also entered into support agreements in connection with the Merger. The support agreements are discussed in greater detail in the section titled “Agreements Related to the Merger—Support Agreements and Written Consent” in this proxy statement/prospectus/information statement.
The board of directors of Kineta was aware of these interests and considered them, among other matters, in their decisions to approve the Merger Agreement. For more information, please see the section titled “The Merger—Interests of the Kineta Directors and Executive Officers in the Merger.”
Certain Material U.S. Federal Income Tax Consequences
Certain Material U.S. Federal Income Tax Consequences of the Merger (see page 212)
Each of Yumanity and Kineta intends the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. In general and subject to the qualifications and limitations set forth in the section titled “The Transactions—Certain Material U.S. Federal Income Tax Consequences of the Transactions,” if the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, the material tax consequences to U.S. Holders (as defined in the section titled “The Transactions—Certain Material U.S. Federal Income Tax Consequences of the Transactions”) of Kineta common stock will be as follows:
•
a Kineta shareholder generally will not recognize gain or loss upon the exchange of Kineta common stock for Yumanity common stock pursuant to the Merger, except to the extent of cash received in lieu of a fractional share of Yumanity common stock as described below;

•
a Kineta shareholder who receives cash in lieu of a fractional share of Yumanity common stock in the Merger generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash received instead of a fractional share and the stockholder’s tax basis allocable to such fractional share;

•
a Kineta shareholder’s aggregate tax basis for the shares of Yumanity common stock received in the Merger (including any fractional share interest for which cash is received) generally will equal the shareholder’s aggregate tax basis in the shares of Kineta common stock surrendered in the Merger;

•
the holding period of the shares of Yumanity common stock received by a Kineta shareholder in the Merger generally will include the holding period of the shares of Kineta common stock surrendered in exchange therefor; and

•
if a Kineta shareholder acquired different blocks of shares of Kineta common stock at different times or at different prices, the shares of Yumanity common stock received in the Merger (including fractional shares deemed received and redeemed as described below) will be allocated pro rata to each block of shares of Kineta common stock, and the basis and holding period of such shares of Yumanity common stock will be determined on a block-for-block approach depending on the basis and holding period of each block of shares of Kineta common stock exchanged for such shares of Yumanity common stock.

Tax matters are very complicated, and the tax consequences of the Merger to a particular Kineta shareholder will depend on such shareholder’s circumstances. Accordingly, you are strongly urged to consult your tax advisor for a full understanding of the tax consequences of the Merger to you, including the applicability and effect of federal, state, local and non-U.S. income and other tax laws. For more information, please see the section titled “The Transactions—Certain Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 212 of this proxy statement/prospectus/information statement.
Material U.S. Federal Income Tax Consequences of the Reverse Stock Split
A Yumanity U.S. Holder generally should not recognize gain or loss upon the Reverse Stock Split. Please review the information in the section titled “Proposal No. 2: Approval of the Amendment to the Certificate of Incorporation of Yumanity Effecting the Yumanity Reverse Stock Split—Certain Material U.S. Federal Income Tax Consequences of the Yumanity Reverse Stock Split” beginning on page 247 of this proxy statement/prospectus/information statement for a more complete description of the material U.S. federal income tax consequences of the Yumanity Reverse Stock Split to Yumanity U.S. Holders.
The state and local tax consequences of the reverse stock split may vary significantly as to each U.S. holder depending upon the jurisdiction in which such holder resides. You should consult your tax advisors as to the specific tax consequences to you.
Material U.S. Federal Income Tax Consequences of the Asset Sale (see page 215)
The proposed Asset Sale will be treated as a sale of corporate assets in exchange for cash. The proposed Asset Sale is a taxable transaction for U.S. federal income tax purposes, and Yumanity anticipates that it will recognize a gain for U.S. federal income tax purposes as a result of the Asset Sale. However, if Yumanity recognizes any gain as a result of the Asset Sale, Yumanity currently expect that its tax attributes, including any available net operating loss carry forwards, will be available to offset all or a portion of our U.S. federal income tax liability resulting from such gain. The determination of whether Yumanity will recognize gain or loss on the Asset Sale and whether and to what extent Yumanity’s tax attributes will be available is complex and is based in part upon facts that will not be known until the completion of the Asset Sale. Therefore, it is possible that Yumanity will incur a U.S. federal income tax liability as a result of the proposed Asset Sale.
In connection with the closing of the Asset Sale, Yumanity plans to distribute any remaining available cash proceeds from the Asset Sale to Yumanity stockholders via a one-time distribution, net of any amounts retained for outstanding obligations and net cash requirements associated with the closing of the Merger. The amount of such dividend (if any) is currently uncertain, pending the determination of Yumanity’s outstanding obligations and net cash position as of the closing of the Merger. A U.S. Holder generally will be required to include in gross income as dividends the amount of proceeds received in connection with such a distribution to the extent the distribution is paid out of Yumanity’s current (as measured through the end of our taxable year that includes the distribution) or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of such earnings and profits generally will be treated as a return of capital that will be applied against and reduce your basis in your shares (but not below zero), with any remaining excess treated as gain from the sale or exchange of such shares.
Dividends paid by Yumanity to corporate U.S. Holders generally will be eligible for the dividends-received deduction allowed to domestic corporations in respect of dividends received from other domestic corporations so long as such corporate holders satisfy the holding period requirement for the dividends-received deduction. For non-corporate U.S. Holders, under tax laws currently in effect, dividends generally will be taxed at the lower applicable long-term capital gains so long as such holders satisfy the holding period requirement of at least sixty days which begins within a certain number of days before the ex dividend date for such qualified dividend income.
Risk Factors (see page 37)
Both Yumanity and Kineta are subject to various risks associated with their businesses and their industries. In addition, the Transactions, including the possibility that the Transactions may not be completed, poses a number of risks to each company and its respective stockholders. These risks include the following:
Risks related to the Merger:
•	Neither Yumanity nor Kineta can be sure if or when the Merger will be completed.
•
The Exchange Ratio set forth in the Merger Agreement is not adjustable based on the market price of Yumanity common stock, so the Merger consideration at the closing of the Merger may have a greater or lesser value than at the time the Merger Agreement was signed.

•
Failure to complete the Merger may result in Yumanity and Kineta paying a termination fee to the other party and could significantly harm the market price of Yumanity common stock and negatively affect the future business and operations of each company.

•	The Merger may be completed even though certain events occur prior to the closing that materially and adversely affect Yumanity or Kineta.
•
Some Yumanity and Kineta officers and directors have interests in the Merger that are different from the respective stockholders of Yumanity and Kineta and that may influence them to support or approve the Merger without regard to the interests of the respective stockholders of Yumanity and Kineta.

•	The market price of Yumanity common stock following the Merger may decline as a result of the Merger.
•	Yumanity and Kineta stockholders may not realize a benefit from the Merger commensurate with the ownership dilution they will experience in connection with or following the Merger.
•
Because the lack of a public market for Kineta’s capital stock makes it difficult to evaluate the value of Kineta’s capital stock, the shareholders of Kineta may receive shares of Yumanity common stock in the Merger that have a value that is less than, or greater than, the fair market value of Kineta’s capital stock.

•	The Merger will cause the combined organization to incur significant transaction costs.
•
If the Merger is not completed, Yumanity’s board of directors may decide to pursue a dissolution and liquidation of Yumanity. In such an event, the amount of cash available for distribution to its stockholders will depend heavily on the timing of such liquidation as well as the amount of cash that will need to be reserved for commitments and contingent liabilities.

•	Yumanity’s ability to use net operating loss carryforwards and certain tax credit carryforwards may be subject to limitation in connection with the Merger and other ownership changes.
Risks related to Yumanity:
•
Yumanity’s historical operating results indicate substantial doubt exists related to its ability to continue as a going concern. Yumanity’s financial statements have been prepared assuming that it will continue as a going concern.

•
If the Merger is not completed, Yumanity may be unsuccessful in completing an alternative strategic transaction on terms that are as favorable as the terms of the proposed transaction with Kineta, or at all, and Yumanity may be unable to reestablish a viable operating business.

•
If Yumanity does not successfully consummate the Merger with Kineta, Yumanity’s board of directors may decide to pursue a dissolution and liquidation of the company. In such an event, the amount of cash available for distribution to Yumanity’s stockholders will depend heavily on the timing of such liquidation as well as the amount of cash that will need to be reserved for commitments and contingent liabilities.

•	Yumanity is substantially dependent on its remaining employees to facilitate the consummation of the Merger and the Asset Sale.
•	Yumanity has incurred significant operating losses since its inception and anticipates it will incur continued losses for the foreseeable future.
•
Yumanity is a clinical-stage biopharmaceutical company with a very limited operating history and no products approved for commercial sale, which may make it difficult to evaluate its current business and predict its future success and viability.

•	SEC regulations limit the amount of funds Yumanity can raise during any 12-month period pursuant to its shelf registration statement on Form S-3.
•
Drug development is a highly uncertain undertaking and involves a substantial degree of risk. Yumanity has never generated any revenue from product sales, and it may never generate revenue or be profitable.

•
Due to the significant resources required for the development of Yumanity’s programs, and depending on its ability to access capital, Yumanity will need to prioritize development of certain product candidates if the Asset Sale is not completed. Moreover, Yumanity may fail to expend its limited resources on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

•
If the Asset Sale is not completed, Yumanity will need additional funding to advance YTX-7739 through clinical development, which funding may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force Yumanity to delay, limit, or terminate its product development efforts or other operations.

•
If the Asset Sale is not completed, it may take considerable time and expense to respond to the partial clinical hold that has been placed on Yumanity’s IND by the FDA and no assurance can be given that the FDA will remove the partial clinical hold in which case Yumanity’s business and prospects will likely suffer material adverse consequences.

•	Research and development of biopharmaceutical products is inherently risky.
•
If the Asset Sale is not completed, Yumanity may not be successful in its efforts to continue to create a pipeline of product candidates or to develop commercially successful products. If Yumanity fails to successfully identify and develop additional product candidates, its commercial opportunity may be limited.

•	Yumanity may not be able to conduct, or contract others to conduct, animal testing in the future, which could harm its research and development activities.
•
Yumanity has concentrated its research and development efforts on the treatment of neurodegenerative diseases, a field that has seen limited success in drug development. Further, Yumanity’s product candidates are based on new approaches and novel technology, which makes it difficult to predict the time and cost of product candidate development and subsequently obtaining regulatory approval.

•	Yumanity may encounter difficulties in enrolling subjects in its clinical trials, thereby delaying or preventing development of its product candidates.
•	Yumanity’s clinical trials may fail to demonstrate adequate safety and efficacy of its product candidates, which would prevent, delay, or limit the scope of regulatory approval and commercialization.
•
Yumanity may not be able to file IND applications or related amendments or similar applications and amendments outside the United States to commence additional clinical trials on the timelines expected, and even if Yumanity is able to, regulatory authorities may not permit it to proceed.

•
Interim, “topline,” and preliminary data from Yumanity’s clinical trials that are announced or published from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

•
Yumanity’s product candidates may cause serious adverse events or other undesirable side effects that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any.

•
Failures or delays in the commencement or completion of, or ambiguous or negative results from, Yumanity’s clinical trials of its product candidates could result in increased costs to Yumanity and could delay, prevent, or limit its ability to generate revenue and continue its business.

•
Yumanity may in the future seek orphan drug designation or exclusivity for certain of its product candidates. If Yumanity’s competitors are able to obtain orphan drug exclusivity for products that constitute the same drug and treat the same indications as its product candidates, Yumanity may not be able to have competing products approved by the applicable regulatory authority for a significant period of time.

•
Yumanity has conducted, and, if the Asset Sale is not completed, may in the future, conduct clinical trials for its product candidates outside the United States, and the FDA and similar foreign regulatory authorities may not accept data from such trials.

•
Changes in regulatory requirements, FDA guidance, or unanticipated events during Yumanity’s preclinical studies and clinical trials of its product candidates may occur, which may result in changes to preclinical or clinical study protocols or additional preclinical or clinical study requirements, which could result in increased costs to Yumanity and could delay its development timeline.

•
If, in the future, Yumanity is unable to establish sales and marketing capabilities or enter into agreements with third parties to sell and market any product candidates it may develop, Yumanity may not be successful in commercializing those product candidates if and when they are approved.

•
Even if Yumanity receives marketing approval for its product candidates, its product candidates may not achieve broad market acceptance by physicians, patients, healthcare payors, or others in the medical community, which would limit the revenue that it generates from their sales.

Risks related to Kineta:
•
Kineta has a limited operating history, has incurred net losses since its inception, and anticipates that it will continue to incur significant losses for the foreseeable future. Kineta may never generate any revenue or become profitable or, if Kineta achieves profitability, may not be able to sustain it.

•
Even if Kineta completes the Merger, Kineta will need to obtain substantial additional funding to complete the development and commercialization of its product candidates. If Kineta is unable to raise this capital when needed, Kineta may be forced to delay, reduce or eliminate its product development programs or other operations.

•
Kineta has identified a material weakness in its internal control over financial reporting. If Kineta is unable to remedy its material weakness, or if Kineta fails to establish and maintain effective internal controls, Kineta may be unable to produce timely and accurate financial statements, and Kineta may conclude that its internal control over financial reporting is not effective, which could adversely impact Kineta’s investors’ confidence and Kineta’s stock price.

•
Kineta’s development efforts are in the early stages. All of Kineta’s product candidates are in clinical development or in preclinical development. If Kineta is unable to advance its product candidates through clinical development, obtain regulatory approval and ultimately commercialize its product candidates, or experience significant delays in doing so, Kineta’s business will be materially harmed.

•
Kineta’s immuno-oncology product candidates are based on novel technologies that target the tumor microenvironment, which makes it difficult to predict the results, timing and cost of product candidate development and likelihood of obtaining regulatory approval.

•
The regulatory approval processes of the FDA, European Commission (based on recommendation from the EMA), and comparable foreign authorities are lengthy, time consuming and inherently unpredictable. If Kineta is not able to obtain required regulatory approval for its product candidates, Kineta’s business will be substantially harmed.

•
Kineta’s preclinical studies and clinical trials may fail to demonstrate the safety and efficacy of its product candidates, or serious adverse or unacceptable side effects may be identified during the development of Kineta’s product candidates, which could prevent, delay or limit the scope of regulatory approval of its product candidates, limit their commercialization, increase Kineta’s costs or necessitate the abandonment or limitation of the development of some of Kineta’s product candidates.

•
Kineta has already entered into collaborations with third parties for the research, development and commercialization of certain of the product candidates Kineta may develop. Kineta may form or seek additional collaborations or strategic alliances or enter into additional licensing arrangements in the future. If any of these collaborations, strategic alliances or additional licensing arrangements are not successful, Kineta may not be able to capitalize on the market potential of those product candidates.

•
If Kineta is unable to obtain and maintain sufficient intellectual property protection for its platform technologies and product candidates, or if the scope of the intellectual property protection is not sufficiently broad, Kineta’s competitors could develop and commercialize products similar or identical to Kineta’s, and Kineta’s ability to successfully commercialize its products may be adversely affected.

Risks Related to the Combined Organization:
•
There has been no prior public market for Kineta’s common stock, the stock price of the combined organization’s common stock may be volatile or may decline regardless of its operating performance and you may not be able to resell your shares at or above the purchase price.

•
The combined organization’s operating results may fluctuate significantly or may fall below the expectations of investors or securities analysts, each of which may cause the combined organization’s stock price to fluctuate or decline.

•	The unaudited pro forma condensed combined financial information presented herein may not be representative of the combined organization’s results after the Merger.
•	Following the Merger, the combined organization may be unable to integrate successfully and realize the anticipated benefits of the Merger.
•	The combined organization’s management will be required to devote a substantial amount of time to comply with public company regulations.
Risks related to the Asset Sale:
•	While the Asset Sale is pending, it creates unknown impacts on Yumanity’s future which could materially and adversely affect its business, financial condition and results of operations.
•	The failure to consummate the Asset Sale may materially and adversely affect Yumanity’s business, financial condition and results of operations.
•	The closing of the Merger is not conditioned on the consummation of the Asset Sale.
These risks and other risks are discussed in greater detail under the section titled “Risk Factors” in this proxy statement/prospectus/information statement. Yumanity and Kineta both encourage you to read and consider all of these risks carefully.
Regulatory Approvals (see page 231)
In the United States, Yumanity must comply with applicable federal and state securities laws and the rules and regulations of The Nasdaq Stock Market LLC (“Nasdaq”) in connection with the issuance of shares of Yumanity common stock and the filing of this proxy statement/prospectus/information statement with the SEC. As of the date hereof, the Registration Statement, of which this proxy statement/prospectus/information statement is a part, has not become effective.
Nasdaq Stock Market Listing (see page 216)
Yumanity common stock currently is listed on The Nasdaq Capital Market under the symbol “YMTX”. Yumanity has filed an initial listing application with The Nasdaq Capital Market pursuant to Nasdaq rules relating to reverse mergers. If such application is accepted, Yumanity anticipates that Kineta’s common stock will be listed on The Nasdaq Capital Market following the Closing under Yumanity’s new name, “Kineta, Inc.” with the trading symbol “KA”.

Anticipated Accounting Treatment (see page 216)
The Merger is expected to be treated by Yumanity as a reverse merger accounted for as an asset acquisition in accordance with accounting principles generally accepted in the United States. For accounting purposes, Kineta is considered to be acquiring Yumanity in the Merger, and the transaction is expected to be recorded as an asset acquisition.
The Asset Sale will be accounted for as a gain on sale of assets by Yumanity, as that term is used under generally accepted accounting principles, for accounting and financial reporting purposes.
Appraisal Rights and Dissenters’ Rights (see page 216)
Holders of Yumanity common stock are not entitled to appraisal rights in connection with the Transactions. Kineta’s shareholders who hold voting common stock are entitled to appraisal rights in connection with the Merger under Washington law. For more information about such rights, see the provisions of Chapter 23B.13 of the Washington Business Corporations Act (referred to as the “WBCA”) attached hereto as Annex D, and the section titled “The Transactions—Appraisal Rights and Dissenters’ Rights” in this proxy statement/prospectus/information statement.
Comparison of Rights of Holders of Yumanity Stock and Kineta Stock (see page 403)
Yumanity is incorporated under the laws of the State of Delaware and Kineta is incorporated under the laws of the State of Washington. Accordingly, the rights of the stockholders of Yumanity are currently, and will continue to be, governed by the Delaware General Corporation Law (“DGCL”), and the rights of the shareholders of Kineta are currently governed by the WBCA. If the Merger is completed, Kineta shareholders will become stockholders of Yumanity, and their rights will be governed by the DGCL, the bylaws of Yumanity and, assuming Yumanity Proposal No. 2 is approved by the Yumanity stockholders at the Yumanity special meeting, the certificate of incorporation of Yumanity, as amended by the certificate of amendment attached to this proxy statement/prospectus/information statement as Annex B. The rights of Yumanity stockholders contained in the fifth amended and restated certificate of incorporation, as amended, and the amended and restated bylaws of Yumanity, as amended, differ from the rights of Kineta shareholders under the articles of incorporation and bylaws of Kineta, as more fully described under the section titled “Comparison of Rights of Holders of Yumanity Stock and Kineta Stock” in this proxy statement/prospectus/information statement.

SELECTED HISTORICAL AND UNAUDITED PRO FORMA
COMBINED FINANCIAL DATA
The following tables present summary historical financial data for Yumanity and Kineta, summary unaudited pro forma combined financial data for Yumanity and Kineta, and comparative historical and unaudited pro forma per share data for Yumanity and Kineta.
Selected Historical Consolidated Financial Data of Yumanity
The following tables summarize Yumanity’s selected consolidated financial data. The selected consolidated statement of operations data for the years ended December 31, 2021 and 2020 and the selected consolidated balance sheet data as of December 31, 2021 have been derived from the audited consolidated financial statements included elsewhere in this proxy statement/prospectus/information statement. The selected consolidated statement of operations data for the six months ended June 30, 2022 and 2021 and the selected consolidated balance sheet data as of June 30, 2022 have been derived from the unaudited condensed consolidated financial included elsewhere in this proxy statement/prospectus/information statement. The unaudited consolidated financial statements of Yumanity have been prepared on the same basis as the audited consolidated financial statements of Yumanity. In the opinion of Yumanity’s management, the unaudited consolidated financial data reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the financial information in those statements. You should read the following selected consolidated financial data together with “Yumanity Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Yumanity’s financial statements and the related notes included elsewhere in this proxy statement/prospectus/information statement. Yumanity’s historical results are not necessarily indicative of results that should be expected in any future period and Yumanity’s results for the interim period are not necessarily indicative of the results that should be expected for the full year ending December 31, 2022.
	For the Six Months Ended June 30,		For the Year Ended December 31,
	2022	2021	2021	2020
	(Unaudited)
	(in thousands, except share and per share amounts)
Collaboration revenue	$2,679	$5,646	$8,044	$6,896
Operating expenses:
Research and development	6,037	14,106	26,410	22,310
General and administrative	10,382	10,764	20,379	11,881
In-process research and development assets acquired	—	—	—	28,336
Impairment loss	3,901	—	—	—
Total operating expenses	20,320	24,870	46,789	62,527
Loss from operations	(17,641)	(19,224)	(38,745)	(55,631)
Other income (expense):
Interest expense	(217)	(951)	(1,817)	(1,900)
Interest income and other income (expense), net	(168)	(95)	(75)	44
(Loss) gain on debt extinguishment	(200)	1,134	1,134	—
Total other income (expense), net	(585)	88	(758)	(1,856)
Net loss	$(18,226)	$(19,136)	$(39,503)	$(57,487)
Net loss applicable to common shareholders	(18,226)	(19,136)	(39,503)	(50,790)
Net loss per share, basic and diluted	$(1.69)	$(1.88)	$(3.84)	$(21.57)
Weighted average common shares outstanding, basic and diluted	10,800,473	10,194,474	10,283,172	2,354,143

	June 30, 2022	December 31, 2021
	(Unaudited)
	(in thousands)
Cash, cash equivalents and short-term investments	$11,846	$ 36,501
Restricted cash	878	928
Working capital	6,989	20,045
Total assets	15,469	62,932
Total debt	—	13,162
Total stockholders' equity	7,930	23,497
Selected Historical Financial Data of Kineta
The selected consolidated statements of operations data for the years ended December 31, 2021 and 2020 and the selected consolidated balance sheet data as of December 31, 2021 are derived from Kineta’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus/information statement. The selected consolidated statements of operations data for the six months ended June 30, 2022 and 2021 and the selected consolidated balance sheet data as of June 30, 2022 are derived from Kineta’s unaudited interim condensed consolidated financial statements included elsewhere in this proxy statement/prospectus/information statement. Kineta’s unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles on the same basis as its audited annual consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal, recurring adjustments, necessary for the fair statement of those unaudited interim condensed consolidated financial statements. Kineta’s historical results are not necessarily indicative of the results that may be expected in any future period and the results for the six months ended June 30, 2022 are not necessarily indicative of results to be expected for the full year ending December 31, 2022 or any other period.
The selected historical consolidated financial data below should be read in conjunction with the section titled “Kineta Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Risk Factors—Risks Related to Kineta” and Kineta’s consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus/information statement.
	Six Months Ended June 30,		Year Ended December 31,
	2022	2021	2021	2020
	(Unaudited)
	(in thousands, except per share amounts)
Consolidated Statements of Operations Data:
Revenues:
Licensing revenues	$967	$4,291	$7,883	$8,187
Grant revenues	299	639	1,208	2,301
Total revenues	1,266	4,930	9,091	10,488
Operating expenses:
Research and development	7,902	7,972	15,561	9,215
General and administrative	3,434	2,412	4,623	4,388
Total operating expenses	11,336	10,384	20,184	13,603
Loss from operations	(10,070)	(5,454)	(11,093)	(3,115)
Other (expense) income:
Interest expense	(1,140)	(676)	(1,293)	(4,960)
Change in fair value measurement of notes payable	(124)	(553)	(1,142)	748
Gain on extinguishments of debt	495	892	1,719	98
Other (expense) income, net	(14)	(16)	(8)	117
Total other (expense) income, net	(783)	(353)	(724)	(3,997)

	Six Months Ended June 30,		Year Ended December 31,
	2022	2021	2021	2020
	(Unaudited)
	(in thousands, except per share amounts)
Net loss	$(10,853)	$(5,807)	$(11,817)	$(7,112)
Net income (loss) attributable to noncontrolling interest	1	(14)	—	940
Net loss attributable to Kineta, Inc.	$(10,854)	$(5,793)	$(11,817)	$(8,052)
Net loss per share, basic and diluted	$(0.16)	$(0.10)	$(0.19)	$(0.14)
Weighted-average shares outstanding, basic and diluted	69,276	59,646	63,346	56,521
	June 30, 2022	December 31, 2021
	(Unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash	$4,468	$11,144
Working deficiency	(7,853)	(3,161)
Restricted cash	75	75
Total assets	7,427	13,353
Deferred revenue	74	1,041
Notes payable	18,614	19,440
Accumulated deficit	(99,136)	(88,282)
Total stockholders’ deficit	(19,279)	(11,949)
Selected Unaudited Pro Forma Condensed Combined Financial Data of Yumanity and Kineta
Selected Unaudited Pro Forma Condensed Combined Statements of Operations Data
	Six Months Ended June 30, 2022	Year Ended December 31, 2021
	(in thousands, except per share amounts)
Unaudited Pro Forma
Combined Statement of Operations Data:
Revenues:
Licensing revenue	$967	$7,883
Grant revenue	299	1,208
Collaboration revenue	2,679	8,044
Total revenue	3,945	17,135
Operating expenses:
Research and development	11,861	47,447
General and administrative	13,816	27,473
Impairment loss	3,901	—
Gain on sale of assets	—	(25,985)
Total operating expenses	29,578	48,935
Loss from operations	(25,633)	(31,800)
Other (expense) income:
Interest expense	(1,281)	(3,110)
Change in fair value measurement of notes payable	287	(1,142)
Interest income and other (expense) income, net	(182)	(83)
Gain on extinguishments of debt	295	2,853
Total other (expense) income, net	(881)	(1,482)

	Six Months Ended June 30, 2022	Year Ended December 31, 2021
	(in thousands, except per share amounts)
Net loss	$(26,514)	$(33,282)
Net income attributable to noncontrolling interest	1	—
Net loss attributable to common stockholders.	$(26,515)	$(33,282)
Net loss per share, basic and diluted	$(0.36)	$(0.46)
Weighted-average shares outstanding, basic and diluted	72,657	72,140
Selected Unaudited Pro Forma Condensed Combined Balance Sheet Data
Unaudited Pro Forma Combined Balance Sheet Data:
Cash and cash equivalents	$48,752
Working capital	24,767
Restricted cash	953
Total assets	54,090
Deferred revenue	2,455
Notes payable	13,403
Accumulated deficit	(114,715)
Total stockholders’ equity	19,221
Comparative Historical and Unaudited Pro Forma Per Share Data
The information below reflects the historical net loss and book value per share of Yumanity common stock and the historical net loss and book value per share of Kineta common stock in comparison with the unaudited pro forma net loss and book value per share after giving effect to the proposed merger of Yumanity with Kineta on a pro forma basis.
You should read the tables below in conjunction with the audited and unaudited financial statements of Yumanity included in this proxy statement/prospectus/information statement and the audited and unaudited financial statements of Kineta included in this proxy statement/prospectus/information statement and the related notes and the unaudited pro forma condensed combined financial information and notes related to such financial statements included elsewhere in this proxy statement/prospectus/information statement.
	As of and for the Six Months Ended June 30, 2022	As of and for the Year Ended December 31, 2021
Yumanity Historical Per Common Share Data:
Basic and diluted net loss per share	$(1.69)	$(3.84)
Book value per share	$0.73	$2.21

Kineta Historical Per Common Share Data:
Basic and diluted net loss per share	$(0.16)	$(0.19)
Book value per share	$(0.28)	$(0.18)

Combined Organization Proforma Per Common Share Data:
Basic and diluted net loss per share	$(0.36)	$(0.46)
Book value per share	$0.27	N/A

MARKET PRICE AND DIVIDEND INFORMATION
Yumanity Common Stock
Yumanity common stock is listed on The Nasdaq Capital Market under the symbol “YMTX.” The closing price of Yumanity common stock on June 3, 2022, the last trading day prior to the public announcement of the Merger, was $1.42 per share and the closing price of Yumanity common stock on September 30, 2022 was $1.57 per share, in each case as reported on Nasdaq.
Assuming approval of Yumanity Proposal Nos. 1 and 3 and successful application for initial listing with The Nasdaq Capital Market, following the consummation of the Merger, Yumanity common stock will be listed on The Nasdaq Capital Market and will trade under Yumanity’s new name, “Kineta, Inc.” and new trading symbol, “KA.”
As of    , 2022, the record date for the Yumanity special meeting, Yumanity had approximately     holders of record of its common stock. For detailed information regarding the beneficial ownership of certain stockholders of Yumanity upon consummation of the Merger, see the section titled “Principal Stockholders of Combined Organization” in this proxy statement/prospectus/information statement.
Kineta Common Stock
Kineta is a private company and its shares of common stock are not publicly traded.
Dividends
Yumanity
Yumanity has never declared or paid any cash dividends on its capital stock. In connection with the closing of the Asset Sale, Yumanity plans to distribute any remaining available cash proceeds from the Asset Sale to Yumanity stockholders via a one-time dividend, net of any amounts retained for outstanding obligations and net cash requirements associated with the closing of the Merger. The amount of such dividend (if any) is currently uncertain, pending the determination of Yumanity’s outstanding obligations and net cash position as of the closing of the Merger.
Other than the planned distribution in connection with the closing of the Asset Sale, Yumanity does not currently anticipate declaring or paying cash dividends on its capital stock in the foreseeable future. Yumanity intends to retain all other future earnings, if any, to finance the operation and expansion of Yumanity’s business. Any future determination relating to Yumanity’s dividend policy will be made at the discretion of Yumanity’s board of directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions, future prospects, contractual restrictions and covenants and other factors that Yumanity’s board of directors may deem relevant.
Kineta
Kineta has never declared or paid any cash dividends on shares of Kineta common stock. Kineta anticipates that the combined organization will retain all of its future earnings to advance the clinical trials and preclinical studies for its products, and does not anticipate paying any cash dividends on shares of the combined organization’s capital stock in the foreseeable future. Any future determination to declare cash dividends on shares of the combined organization’s common stock will be made at the discretion of its board of directors, subject to applicable law and contractual restrictions and will depend on its financial condition, results of operations, capital requirements, general business conditions and other factors that its board of directors may deem relevant.

RISK FACTORS
The combined organization will be faced with a market environment that cannot be predicted and that involves significant risks, many of which will be beyond its control. In addition to the other information contained in this proxy statement/prospectus/information statement, you should carefully consider the material risks described below and those described in the section of this proxy statement/prospectus/information statement titled “Forward-Looking Statements” before deciding how to vote your shares of stock. In addition, you should read and consider the risks associated with Yumanity’s business and Kineta’s business because these risks may also affect the combined organization. These risks can be found under the section titled “Risk Factors—Risks Related to Yumanity” and “Risk Factors—Risks Related to Kineta” below. You should also read and consider the other information in this proxy statement/prospectus/information statement, including the financial statements appearing elsewhere herein and the annexes hereto, which are incorporated by reference herein. Please see the section titled “Where You Can Find More Information” in this proxy statement/prospectus/information statement.
Risks Related to the Merger
Neither Yumanity nor Kineta can be sure if or when the Merger will be completed.
The consummation of the Merger is subject to the satisfaction or waiver of various conditions, including the authorization of the Merger by Yumanity’s stockholders and Kineta’s shareholders. Neither Yumanity nor Kineta can guarantee that the closing conditions set forth in the Merger Agreement will be satisfied. If Yumanity or Kineta are unable to satisfy the closing conditions in favor of the other party, or if other mutual closing conditions are not satisfied, the other party will not be obligated to complete the Merger. Under certain circumstances, Yumanity would be required to pay Kineta a termination fee of $500,000 and reimburse certain third-party expenses incurred by Kineta up to a maximum of $250,000, and Kineta would be required to pay Yumanity a termination fee of $1,000,000 and reimburse certain third-party expenses incurred by Yumanity up to a maximum of $500,000.
If the Merger is not completed, Yumanity’s board of directors, in discharging its fiduciary obligations to its stockholders, will evaluate other strategic alternatives or financing options that may be available, which alternatives may not be as favorable to Yumanity’s stockholders as the Merger. Any future sale or merger, financing or other transaction may be subject to further stockholder approval. Yumanity may also be unable to find, evaluate or complete other strategic alternatives, which may have a materially adverse effect on Yumanity’s business.
Yumanity’s and Kineta’s efforts to complete the Merger could cause substantial disruptions in, and create uncertainty surrounding, their respective businesses, which may materially adversely affect their respective results of operation and business. Uncertainty as to whether the Merger will be completed may affect each of Yumanity’s and Kineta’s ability to retain and motivate existing employees. A substantial amount of Yumanity’s and Kineta’s respective management’s and employees’ attention is being directed toward the completion of the transaction and thus is being diverted from Yumanity’s and Kineta’s day-to-day operations. Uncertainty as to Yumanity’s and Kineta’s respective futures could adversely affect their business and their relationships with collaborators, suppliers, vendors, regulators and other business partners. For example, vendors, collaborators and other counterparties may defer decisions concerning working with Yumanity or Kineta, or seek to change existing business relationships. Changes to, or termination of, existing business relationships could adversely affect Yumanity’s or Kineta’s respective results of operations and financial condition, as well as the market price of Yumanity’s common stock. The adverse effects of the pendency of the transaction could be exacerbated by any delays in completion of the transaction or termination of the Merger Agreement.
Until the Merger is completed, the Merger Agreement restricts Yumanity and Kineta from taking specified actions without the consent of the other party and requires Yumanity to operate in the ordinary course of business consistent with past practice. These restrictions may prevent Yumanity or Kineta from making appropriate changes to their respective businesses or pursuing attractive business opportunities that may arise prior to the completion of the Merger.
The Exchange Ratio set forth in the Merger Agreement is not adjustable based on the market price of Yumanity common stock, so the Merger consideration at the closing of the Merger may have a greater or lesser value than at the time the Merger Agreement was signed.
The Merger Agreement has set an exchange ratio for the Kineta capital stock based on (A) the fully diluted capitalization of the parties as of closing, taking into account Kineta’s outstanding stock options, warrants and restricted stock units and Yumanity’s outstanding stock options, warrants, restricted stock units and restricted stock awards and (B) a valuation of Yumanity equal to $34,000,000, subject to adjustment as described in the Merger Agreement, and a valuation of Kineta equal to $194,000,000, and subject to adjustment for the Yumanity Reverse Stock Split to be implemented prior to the consummation of the Merger. Applying the estimated Exchange Ratio of 0.65, and after giving effect to the Private Placement, current holders of Kineta’s capital stock, restricted stock units and options and warrants to purchase shares of Kineta common stock, are expected to own, or hold rights to acquire, in the aggregate approximately 71.2% of the Yumanity common stock on a fully diluted basis as described in the Merger Agreement, and Yumanity’s current stockholders, warrantholders, optionholders and holders of restricted stock units and restricted stock awards are expected to own, or hold rights to acquire, in the aggregate approximately 12.5% of Yumanity common stock on a fully diluted basis as described in the Merger Agreement.
Any changes in the market price of Yumanity common stock before the completion of the Merger will not affect the number of shares of Yumanity common stock issuable to Kineta’s securityholders pursuant to the Merger Agreement. Therefore, if before the completion of the Merger the market price of Yumanity common stock increases from the market price of Yumanity common stock on the date of the Merger Agreement, then Kineta’s securityholders could receive Merger consideration with substantially greater value than the value of such Merger consideration on the date of the Merger Agreement. Similarly, if before the completion of the Merger the market price of Yumanity common stock declines from the market price on the date of the Merger Agreement, then Kineta’s securityholders could receive Merger consideration with substantially lower value than the value of such Merger consideration on the date of the Merger Agreement. Because the Exchange Ratio does not adjust as a result of changes in the market price of Yumanity common stock, for each one percentage point change in the market price of Yumanity common stock, there is a corresponding one percentage point rise or decline, respectively, in the value of the total Merger consideration payable to Kineta’s securityholders pursuant to the Merger Agreement.
Failure to complete the Merger may result in Yumanity and Kineta paying a termination fee to the other party and could significantly harm the market price of Yumanity common stock and negatively affect the future business and operations of each company.
If the Merger is not completed and the Merger Agreement is terminated under certain circumstances, Yumanity may be required to pay Kineta a termination fee of $500,000 and reimburse certain third-party expenses incurred by Kineta up to a maximum of $250,000, and Kineta may be required to pay Yumanity a termination fee of $1,000,000 and reimburse certain third-party expenses incurred by Yumanity up to a maximum of $500,000. Even if a termination fee is not payable in connection with a termination of the Merger Agreement, each of Yumanity and Kineta will have incurred significant fees and expenses, which must be paid whether or not the Merger is completed. Further, if the Merger is not completed, it could significantly harm the market price of Yumanity common stock.
In addition, if the Merger Agreement is terminated and the board of directors of Yumanity or Kineta determines to seek another business combination, there can be no assurance that either Yumanity or Kineta will be able to find a partner and close an alternative transaction on terms that are as favorable or more favorable to such party than the terms set forth in the Merger Agreement.
The closing of the Merger is subject to approval by Yumanity’s stockholders and the Kineta shareholders. Failure to obtain these approvals would prevent the closing of the Merger.
Before the Merger can be completed, the stockholders of Yumanity must approve the issuance of shares of Yumanity common stock in the Merger in accordance with the terms of the Merger Agreement and the change of control resulting from the Merger, the amendment to the certificate of incorporation of Yumanity effecting the Yumanity Reverse Stock Split, and the issuance of shares of Yumanity common stock to the PIPE Investors in the Private Placement, and Kineta shareholders must adopt the Merger Agreement and approve the transactions contemplated in the Merger Agreement. Failure to obtain the required stockholder approvals may result in a material delay in, or the abandonment of, the Merger. Any delay in completing the Merger may materially adversely affect the timing and benefits that are expected to be achieved from the Merger.

The Merger may be completed even though certain events occur prior to the closing that materially and adversely affect Yumanity or Kineta.
The Merger Agreement provides that either Yumanity or Kineta can refuse to complete the Merger if there is a material adverse change affecting the other party between June 5, 2022, the date of the Merger Agreement, and the closing of the Merger. However, certain types of changes do not permit either party to refuse to complete the Merger, even if such change could be said to have a material adverse effect on Yumanity or Kineta, including, but not limited to:
•
conditions generally affecting the industries in which Yumanity and Kineta participate or the United States or global economy or capital markets as a whole, to the extent that such conditions do not have a materially disproportionate impact on Yumanity or Kineta, respectively;

•
any natural disaster, public health event or any acts of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof, to the extent they do not disproportionately affect Yumanity or Kineta, respectively;

•	any failure to meet internal projections or forecasts or third party revenue or earnings predictions for any period ending on or after the date of the Merger Agreement;
•	any change in GAAP or any change in applicable laws, rules, or regulations or the interpretation thereof after the date of the Merger Agreement;
•
any effect resulting from the execution, delivery, announcement or performance of the obligations under the Merger Agreement or the announcement, pendency or anticipated consummation of the Merger or any related transactions; and

•	the taking of any action by either Yumanity or Kineta required to comply with the terms of the Merger Agreement or at the written request of the other party.
If adverse changes occur and Yumanity and Kineta still complete the Merger, the market price of the combined organization’s common stock may suffer. This in turn may reduce the value of the Merger to the stockholders of Yumanity or Kineta individually, or on a combined basis.
Some Yumanity and Kineta officers and directors have interests in the Merger that are different from the respective stockholders of Yumanity and Kineta and that may influence them to support or approve the Merger without regard to the interests of the respective stockholders of Yumanity and Kineta.
Certain officers and directors of Yumanity and Kineta participate in arrangements that provide them with interests in the Merger that are different from the interests of the respective stockholders of Yumanity and Kineta, including, among others, the continued service as an officer or director of the combined organization, severance benefits, the acceleration of stock option vesting, continued indemnification and the potential ability to sell an increased number of shares of common stock of the combined organization in accordance with Rule 144 under the Securities Act.
For example, Kineta has entered into certain employment and severance benefits agreements with certain of its executive officers that may result in the receipt by such executive officers of cash severance payments and other benefits in the event of a covered termination of employment of each executive officer’s employment. In addition, and for example, certain of Kineta’s directors and executive officers have options, subject to vesting, to purchase shares of Kineta common stock which, at the closing of the Merger, shall be converted into and become options to purchase shares of Yumanity common stock, certain of Kineta’s executive officers are expected to receive cash bonuses in connection with and contingent on the closing of the Merger, certain of Kineta’s directors and executive officers are expected to become directors and executive officers of Yumanity upon the closing of the Merger, and all of Yumanity’s and Kineta’s directors and executive officers are entitled to certain indemnification and liability insurance coverage pursuant to the terms of the Merger Agreement. These interests, among others, may influence the officers and directors of Yumanity and Kineta to support or approve the Merger.
Yumanity is party to post-employment arrangements with its executive officers pursuant to their employment agreements that may result in the receipt by such executive officers of cash severance payments and other benefits with a total value of approximately $2.4 million (collectively and not individually), but not including the value of any accelerated vesting of Yumanity equity awards held by those officers. Additionally, certain officers of Yumanity are eligible to receive transaction success bonuses in connection with the closing of the Transactions and the officers and directors of Yumanity holding Yumanity capital stock are parties to the Yumanity support agreements.

The Yumanity board of directors was aware of these interests and considered them, among other matters, in the decision to approve the Merger Agreement. For more information, please see the section titled “The Transactions—Interests of the Yumanity Directors and Executive Officers in the Transactions” of this proxy statement/prospectus/information statement.
The market price of Yumanity common stock following the Merger may decline as a result of the Merger.
The market price of Yumanity common stock may decline as a result of the Merger for a number of reasons, including if:
•	investors react negatively to the prospects of the combined organization’s product candidates, business and financial condition following the Merger;
•	the effect of the Merger on the combined organization’s business and prospects is not consistent with the expectations of financial or industry analysts; or
•	the combined organization does not achieve the perceived benefits of the Merger as rapidly or to the extent anticipated by financial or industry analysts.
Yumanity and Kineta securityholders will have a reduced ownership and voting interest in, and will exercise less influence over the management of, the combined organization following the closing of the Merger as compared to their current ownership and voting interest in the respective companies.
After the completion of the Merger and prior to taking into account the Private Placement, the current securityholders of Yumanity and Kineta will own a smaller percentage of the combined organization than their ownership in their respective companies prior to the Merger. Immediately after the Merger and after giving effect to the Private Placement, it is currently estimated that Kineta securityholders will own, or hold rights to acquire, approximately 71.2% of the combined organization on a fully diluted basis as described in the Merger Agreement, and Yumanity securityholders, whose shares of Yumanity common stock will remain outstanding after the Merger, will own, or hold rights to acquire, approximately 12.5% of the combined organization on a fully diluted basis as described in the Merger Agreement. These estimates are based on the anticipated Exchange Ratio and are subject to adjustment as provided in the Merger Agreement.
Yumanity and Kineta stockholders may not realize a benefit from the Merger commensurate with the ownership dilution they will experience in connection with or following the Merger.
If the combined organization is unable to realize the strategic and financial benefits currently anticipated from the Merger, Yumanity’s stockholders and Kineta’s shareholders will have experienced substantial dilution of their ownership interests in their respective companies without receiving the expected commensurate benefit, or only receiving part of the commensurate benefit to the extent the combined organization is able to realize only part of the expected strategic and financial benefits currently anticipated from the Merger.
The combined organization may need to raise additional capital by issuing securities or debt or through licensing or other strategic arrangements, which may cause dilution to the combined organization’s stockholders or restrict the combined organization’s operations or impact its proprietary rights.
The combined organization may be required to raise additional funds sooner than currently planned. The Merger Agreement conditions the completion of the Merger upon Yumanity having a minimum of $7,500,000 in net cash and a minimum aggregate amount of cash proceeds of $27,500,000 received by Yumanity from the Private Placement and any other interim financing by Kineta prior to the closing of the Merger, but if either or both of Yumanity or Kineta hold less cash at the time of the closing of the Merger than the parties currently expect, the combined organization will need to raise additional capital sooner than expected. Additional financing may not be available to the combined organization when it needs it or may not be available on favorable terms. To the extent that the combined organization raises additional capital by issuing equity securities, such an issuance may cause significant dilution to the combined organization’s stockholders’ ownership and the terms of any new equity securities may have preferences over the combined organization’s common stock. Any debt financing the combined organization enters into may involve covenants that restrict its operations. These restrictive covenants may include limitations on additional borrowing and specific restrictions on the use of the combined organization’s assets, as well as prohibitions on its ability to create liens, pay dividends, redeem its stock or make investments. In addition, if the combined organization raises additional funds through licensing, partnering or other strategic arrangements, it may be necessary to relinquish rights to some of the combined organization’s technologies or product candidates and proprietary rights, or grant licenses on terms that are not favorable to the combined organization.

During the pendency of the Merger, Yumanity and Kineta may not be able to enter into a business combination with another party at a favorable price because of restrictions in the Merger Agreement, which could adversely affect their respective businesses.
Covenants in the Merger Agreement impede the ability of Yumanity and Kineta to enter into material transactions that are not in the ordinary course of business pending completion of the Merger, other than with respect to Yumanity, the Asset Sale. As a result, if the Merger is not completed, the parties may be at a disadvantage to their competitors during such period. In addition, while the Merger Agreement is in effect, each party is generally prohibited from soliciting, initiating, encouraging or entering into certain extraordinary transactions, such as a merger, sale of assets, or other business combination outside the ordinary course of business with any third party, subject to certain exceptions relating to fiduciary duties, as set forth below. Any such transactions that are impeded or prohibited pursuant to these covenants could be favorable to such party’s stockholders if consummated.
Certain provisions of the Merger Agreement may discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement.
The terms of the Merger Agreement prohibit each of Yumanity and Kineta from soliciting alternative takeover proposals or cooperating with persons making unsolicited takeover proposals, except in limited circumstances when such party’s board of directors determines in good faith that an unsolicited alternative takeover proposal constitutes or would reasonably be expected to result in a superior takeover proposal and that failure to cooperate with the proponent of the proposal would reasonably be expected to be inconsistent with the applicable board’s fiduciary duties.
Because the lack of a public market for Kineta’s capital stock makes it difficult to evaluate the value of Kineta’s capital stock, the shareholders of Kineta may receive shares of Yumanity common stock in the Merger that have a value that is less than, or greater than, the fair market value of Kineta’s capital stock.
The outstanding capital stock of Kineta is privately held and is not traded in any public market. The lack of a public market makes it extremely difficult to determine the fair market value of Kineta. Because the percentage of Yumanity common stock to be issued to Kineta’s shareholders was determined based on negotiations between the parties, it is possible that the value of Yumanity common stock to be received by Kineta’s shareholders will be less than the fair market value of Kineta, or Yumanity may pay more than the aggregate fair market value for Kineta.
The Merger will cause the combined organization to incur significant transaction costs.
The combined organization will incur significant transaction costs as a result of the Merger, including investment banking, legal and accounting fees. In addition, the combined organization will incur significant operating expenses which cannot be accurately estimated at this time. Actual transaction costs may substantially exceed Kineta’s estimates and may have an adverse effect on the combined organization’s financial condition and operating results.
If the conditions to the Merger are not met, the Merger will not occur.
Even if the Merger is approved by the stockholders of Yumanity and Kineta, specified conditions must be satisfied or waived to complete the Merger. Yumanity and Kineta cannot assure you that all of the conditions will be satisfied or waived. If the conditions are not satisfied or waived, the Merger will not occur or will be delayed, and Yumanity and Kineta each may lose some or all of the intended benefits of the Merger. Additionally, if the Merger does not occur, Yumanity may not have sufficient cash to conduct an orderly wind-down and dissolution of Yumanity. Yumanity may seek an immediate dissolution, subject to a vote of its stockholders, in the event the Merger is not completed.
Litigation relating to the Merger could require Yumanity or Kineta to incur significant costs and suffer management distraction, and could delay or enjoin the Merger.
Yumanity and Kineta could be subject to demands or litigation related to the Merger, whether or not the Merger is consummated. For example, on September 27, 2022, two purported stockholders of Yumanity sent separate demand letters alleging that the Registration Statement filed by Yumanity with the U.S. Securities and Exchange Commission on August 29, 2022 contained certain deficiencies and/or omissions with respect to Yumanity’s proposed Merger with Kineta. The demands seek additional disclosures to remedy these purported omissions. Yumanity believes that the allegations in the demands are meritless.

Such demands or litigation may create uncertainty relating to the Merger, or delay or enjoin the Merger, and responding to such demands could divert management time and resources. In addition, such demands or litigation could lead to a dissolution or bankruptcy of either Yumanity or Kineta or both parties if the costs associated with such demands or litigation are significant enough.
H.C. Wainwright & Co. acted as a financial advisor to both Yumanity and Kineta, which potential conflict of interest could affect its advice to Yumanity.
Yumanity and Kineta both engaged Wainwright as their respective financial advisor to assist with a strategic transaction prior to the time at which either party entered into discussions with the other. While separate and different teams at Wainwright advised each of Yumanity and Kineta, there can be no assurances that the fact that Wainwright acted as the financial advisor to both parties to the Merger did not impact the advice that Wainwright delivered to either or both parties. Upon learning of Kineta’s engagement of Wainwright and the potential conflict of interest created by such engagement, Yumanity took steps to mitigate any potential conflict, as further described in the section titled “Background of the Transactions” beginning on page 175, including conducting all substantive negotiations through Yumanity management without the participation of Wainwright and engaging an independent financial advisor to provide fairness opinions for the Asset Sale and Merger. However, neither party can be certain that the terms of the Merger were not impacted by the potential conflict of interest.
If the Merger is not completed, Yumanity’s board of directors may decide to pursue a dissolution and liquidation of Yumanity. In such an event, the amount of cash available for distribution to its stockholders will depend heavily on the timing of such liquidation as well as the amount of cash that will need to be reserved for commitments and contingent liabilities.
There can be no assurance that the Merger will be completed. If the Merger is not completed, the Yumanity board of directors may decide to pursue a dissolution and liquidation of Yumanity. In such an event, the amount of cash available for distribution to its stockholders will depend heavily on the timing of such decision, as with the passage of time the amount of cash available for distribution will be reduced as Yumanity continues to fund its operations. In addition, if Yumanity’s board of directors were to approve and recommend, and its stockholders were to approve, a dissolution and liquidation of Yumanity, Yumanity would be required under Delaware corporate law to pay its outstanding obligations, as well as to make reasonable provision for contingent and unknown obligations, prior to making any distributions in liquidation to its stockholders. As a result of this requirement, a portion of Yumanity’s remaining cash assets may need to be reserved pending the resolution of such obligations. In addition, Yumanity may be subject to litigation or other claims related to a dissolution and liquidation of Yumanity. If a dissolution and liquidation were pursued, Yumanity’s board of directors, in consultation with its advisors, would need to evaluate these matters and make a determination about a reasonable amount to reserve. Accordingly, holders of Yumanity common stock could lose all or a significant portion of their investment in the event of Yumanity’s liquidation, dissolution or winding up.
Yumanity’s ability to use net operating loss (“NOL”) carryforwards and certain tax credit carryforwards may be subject to limitation in connection with the Merger and other ownership changes.
As of December 31, 2021, Yumanity had federal and state NOL carryforwards of $486.6 million and $497.2 million, respectively. Of the federal NOL carryforwards, $228.1 million begin to expire in 2026, and $258.5 million can be carried forward indefinitely. As of December 31, 2021, Yumanity had $0.1 million of foreign net operating loss carryforwards that do not expire. Under Section 382 of the Code, changes in Yumanity ownership may limit the amount of NOL carryforwards and research and development tax credit carryforwards that could be utilized annually to offset Yumanity’s future taxable income, if any. This limitation would generally apply in the event of a cumulative change in ownership of Yumanity of more than 50% within a three-year period. Any such limitation may significantly reduce Yumanity’s ability to utilize its NOL carryforwards and research and development tax credit carryforwards before they expire. The completion of the Merger, together with private placements and other transactions that have occurred since Yumanity’s inception, may trigger such an ownership change pursuant to Section 382. Any such limitation, whether as the result of the Merger, prior private placements, sales of common stock by Yumanity’s existing stockholders, or additional sales of Yumanity common stock by after the Merger, could have a material adverse effect on Yumanity’s results of operations in future years.

Risks Related to Yumanity
Risks Related to Yumanity’s Business, Financial Position, and Need for Additional Capital
Yumanity’s historical operating results indicate substantial doubt exists related to its ability to continue as a going concern. Yumanity’s financial statements have been prepared assuming that it will continue as a going concern.
Yumanity has incurred net losses and used significant cash in operating activities since inception, and it expects to continue to generate operating losses for the foreseeable future, although at reduced expected levels as a result of restructuring actions taken in the six months ended June 30, 2022. As of June 30, 2022, Yumanity has an accumulated deficit of $205.5 million and cash, cash equivalents and marketable securities of $11.8 million. These factors raise substantial doubt about Yumanity’s ability to continue as a going concern and to satisfy its estimated liquidity needs for 12 months from the issuance of the condensed consolidated financial statements.
If Yumanity continues to experience operating losses, and it is not able to generate additional liquidity through a capital raise or other cash infusion, Yumanity might need to secure additional sources of funds, which may or may not be available to it. If Yumanity is unable to raise additional capital in sufficient amounts or on terms acceptable to it, Yumanity may have to significantly delay, scale back or discontinue the development of its product candidates or other research and development initiatives or initial steps to cease operations.
If the Merger is not completed, Yumanity may be unsuccessful in completing an alternative strategic transaction on terms that are as favorable as the terms of the proposed transaction with Kineta, or at all, and Yumanity may be unable to reestablish a viable operating business.
Yumanity has generated limited revenue to date from its collaboration agreement with Merck and has not generated revenue from any product sales. Its assets currently consist primarily of cash, cash equivalents and marketable securities, its intellectual property portfolio, license and collaboration agreements, its remaining assets, its listing on The Nasdaq Capital Market, the Merger Agreement with Kineta and the proposed Asset Sale with Janssen. While Yumanity has entered into the Merger Agreement with Kineta, the consummation of the Merger with Kineta may be delayed or may not occur at all. If the Merger is not completed, the Yumanity board of directors may elect to pursue an alternative strategic transaction similar to the proposed Merger with Kineta. Attempting to complete an alternative transaction will be costly and time consuming. If the Merger with Kineta is not completed and the Yumanity board of directors determines to pursue an alternative transaction, the terms of any such alternative transaction may not be as favorable to Yumanity and its stockholders as the terms of the Merger with Kineta. Additionally, Yumanity would be subject to all the risks and uncertainties involved in securing such transaction, and Yumanity can make no assurances that such an alternative transaction would occur at all. Further, if the Merger with Kineta is not completed and the Asset Sale with Janssen is completed, Yumanity will not have a viable operating business. Even if the Asset Sale is not completed, Yumanity would require a significant amount of time and financial resources to pursue the development of Yumanity’s product candidates. There is no assurance that Yumanity could raise sufficient capital to support these efforts, that its development efforts would be successful or that it could successfully obtain the regulatory approvals required to market any product candidate it pursued.
If Yumanity does not successfully consummate the Merger with Kineta, Yumanity’s board of directors may decide to pursue a dissolution and liquidation of the company. In such an event, the amount of cash available for distribution to Yumanity’s stockholders will depend heavily on the timing of such liquidation as well as the amount of cash that will need to be reserved for commitments and contingent liabilities.
If the Merger is not completed, Yumanity’s board of directors may decide to pursue a dissolution and liquidation of the company. In such an event, the amount of cash available for distribution to Yumanity’s stockholders will depend heavily on the timing of such decision and, ultimately, such liquidation. In addition, if Yumanity’s board of directors were to approve and recommend, and its stockholders were to approve, a dissolution and liquidation of the company, Yumanity would be required under Delaware corporate law to pay its outstanding obligations, as well as to make reasonable provision for contingent and unknown obligations, prior to making any distributions in liquidation to its stockholders. Yumanity’s commitments and contingent liabilities may include (i) obligations under its employment and related agreements with certain employees that provide for severance and other payments following a termination of employment occurring for various reasons, including a change in control of the company; (ii) potential litigation against it, and other various claims and legal actions arising in the ordinary course of business; and (iii) non-cancelable contractual obligations. As a result of this requirement, a portion of Yumanity’s assets may need to be reserved pending the resolution of such obligations. In addition, Yumanity may be subject to litigation or other claims related to a dissolution and liquidation of the company. If a dissolution and liquidation were pursued, Yumanity’s board of directors, in consultation with its advisors, would need to evaluate these matters and make a determination about a reasonable amount to reserve. Accordingly, holders of Yumanity’s common stock could lose all or a significant portion of their investment in the event of a liquidation, dissolution or winding up of the company, even if the Asset Sale is still consummated.
Yumanity is substantially dependent on its remaining employees to facilitate the consummation of the Merger and the Asset Sale
As of August 31, 2022, Yumanity had only eight full-time employees. Yumanity’s ability to successfully complete the Merger and the Asset Sale depends in large part on its ability to retain certain remaining personnel. Despite Yumanity’s efforts to retain these employees, one or more may terminate their employment with Yumanity on short notice. The loss of the services of certain employees could potentially harm Yumanity’s ability to consummate the Merger or the Asset Sale, to run Yumanity’s day-to-day business operations, as well as to fulfill Yumanity’s reporting obligations as a public company.
Yumanity has incurred significant operating losses since its inception and anticipates it will incur continued losses for the foreseeable future.
Yumanity has funded its operations to date through proceeds from collaborations and sales of preferred units and its common stock. From Yumanity’s inception through June 30, 2022, it has received gross proceeds of $158.9 million from such transactions. As of June 30, 2022, Yumanity’s cash, cash equivalents and marketable securities were $11.8 million. Yumanity has incurred net losses in each year since its inception, and it has an accumulated deficit of $205.5 million as of June 30, 2022.
In February 2022, Yumanity announced that its board of directors approved a strategic restructuring with the objective of preserving capital. As part of the restructuring, Yumanity eliminated approximately 60% of its workforce among other actions to reduce cash burn while it explores strategic alternatives. There can be no assurance of success in reducing Yumanity’s cash burn.
Substantially all of Yumanity’s operating losses have resulted from costs incurred in connection with general and administrative costs associated with its operations, and its research and development programs, including for its preclinical and clinical product candidates and its discovery engine platform. As of the issuance date of the condensed consolidated financial statements for the quarter ended June 30, 2022, Yumanity expects that, absent either Transaction, its existing cash, cash equivalents and marketable securities will fund its operating expenses early into the first quarter of 2023. Yumanity expects to continue to generate operating losses for the foreseeable future, although at reduced expected levels as a result of restructuring actions taken in the six months ended June 30, 2022. Yumanity’s prior losses, combined with expected future losses, have had and will continue to have an adverse effect on its stockholders’ deficit and working capital. In any particular quarter or quarters, Yumanity’s operating results could be below the expectations of securities analysts or investors, which could cause its stock price to decline.
As a public company, Yumanity expects to continue to incur significant and increasing operating losses for the foreseeable future.
Yumanity is a clinical-stage biopharmaceutical company with a very limited operating history and no products approved for commercial sale, which may make it difficult to evaluate its current business and predict its future success and viability.
Yumanity is a clinical-stage biopharmaceutical company with a limited operating history, focused on developing therapeutics for neurodegenerative diseases. Yumanity was initially formed as a limited liability company in 2014 and converted into a corporation in 2015, it has no products approved for commercial sale, and it has not generated any revenue from product sales to date. Yumanity began human clinical trials for YTX-7739 at the end of 2019 and has not initiated clinical trials for any of its other current product candidates. Yumanity’s operations to date have been limited primarily to organizing and staffing, raising capital, and conducting research and development activities for its product candidates.
To date, Yumanity has not initiated or completed a pivotal clinical trial, obtained marketing approval for any product candidates, manufactured a commercial scale product, or arranged for a third party to do so on its behalf, or conducted sales and marketing activities necessary for successful product commercialization. Yumanity’s short operating history as a company makes any assessment of its future success and viability subject to significant uncertainty. Yumanity will encounter risks and difficulties frequently experienced by early-stage biopharmaceutical companies in rapidly evolving fields, and it has not yet demonstrated an ability to successfully overcome such risks and difficulties. If Yumanity does not address these risks and difficulties successfully, its business will suffer.
SEC regulations limit the amount of funds Yumanity can raise during any 12-month period pursuant to its shelf registration statement on Form S-3.
SEC regulations limit the amount that companies with a public float of less than $75 million may raise during any 12-month period pursuant to a shelf registration statement on Form S-3, referred to as the baby shelf rules. Since the filing of Yumanity’s Annual Report on Form 10-K for the year ended December 31, 2021 with the SEC on March 24, 2022, Yumanity has been subject to such rules. Under these regulations, the amount of funds Yumanity can raise through primary public offerings of securities in any 12-month period using its registration statement on Form S-3, including the registration statement under which its Open Market Sale AgreementSM with Jefferies LLC is operated, is limited to one-third of the aggregate market value of the shares of its common stock held by non-affiliates of the company. Therefore, Yumanity will be limited in the amount of proceeds it is able to raise by selling shares of its common stock using its Form S-3 until such time as its public float exceeds $75 million. Furthermore, if Yumanity is required to file a new registration statement on another form, it may incur additional costs and be subject to delays due to review by the SEC staff.
Drug development is a highly uncertain undertaking and involves a substantial degree of risk. Yumanity has never generated any revenue from product sales, and it may never generate revenue or be profitable.
Yumanity’s ability to become profitable depends upon the ability of its product candidates to generate revenue. To date, Yumanity has not generated any revenue from its product candidates, and it does not know when, or if, it will do so. If the Asset Sale is completed, Yumanity will sell substantially all of its assets to Janssen. In the event the Asset Sale is not completed, Yumanity does not anticipate generating any revenue from product sales until after it has successfully completed clinical development and received regulatory approval for the commercial sale of a product candidate, if ever. Yumanity’s ability to generate revenue depends on a number of factors, including, but not limited to:
•
considerable time and expense to respond to the partial clinical hold that has been placed on Yumanity’s investigational new drug (“IND”) application for YTX-7739 by the U.S. Food and Drug Administration (the “FDA”) due to serious toxicities observed in preclinical Good Laboratory Practice (“GLP”) toxicology animal studies, and no assurance can be given that the FDA will remove the partial clinical hold, in which case Yumanity’s business and prospects will likely suffer material adverse consequences;

•	successfully completing preclinical and clinical development of Yumanity’s product candidates;
•	successfully submitting IND applications or comparable applications for Yumanity’s product candidates;
•	identifying, assessing, and/or developing new product candidates from Yumanity’s discovery engine platform;
•
developing a sustainable and scalable manufacturing process for Yumanity’s product candidates, as well as establishing and maintaining commercially viable supply relationships with third parties that can provide adequate products and services to support clinical activities and commercial demand for Yumanity’s product candidates;

•	the prevalence, duration and severity of potential side effects or other safety issues experienced with Yumanity’s product candidates or future product candidates, if any;
•	negotiating favorable terms in any collaboration, licensing, or other arrangements into which Yumanity may enter;
•	obtaining regulatory approvals for product candidates for which Yumanity successfully completes clinical development;
•
launching and successfully commercializing product candidates for which Yumanity obtains regulatory approval, either by establishing a sales, marketing, and distribution infrastructure or collaborating with a partner;

•	negotiating and maintaining an adequate price for Yumanity’s products, both in the United States and in foreign countries where Yumanity’s products are commercialized, if approved;

•	obtaining market acceptance of Yumanity’s product candidates as viable treatment options;
•	building out new facilities or expanding existing facilities to support Yumanity’s ongoing development activities;
•	addressing any competing technological and market developments;
•	maintaining, protecting, expanding, and enforcing Yumanity’s portfolio of intellectual property rights, including patents, trade secrets, and know-how; and
•	hiring and retaining qualified personnel.
Because of the numerous risks and uncertainties associated with drug development, Yumanity is unable to predict the timing or amount of its expenses, or when it will be able to generate any meaningful revenue or achieve or maintain profitability, if ever. In addition, Yumanity’s expenses could increase beyond its current expectations if it is required by the FDA, or foreign regulatory agencies, to perform studies in addition to those that it currently anticipates, or if there are any delays in any of its current or future collaborators’ clinical trials or the development of any of Yumanity’s product candidates. Even if one or more of Yumanity’s product candidates is approved for commercial sale, absent it entering into a collaboration or partnership agreement, Yumanity anticipates incurring significant costs associated with commercializing any approved product candidate and ongoing compliance efforts.
Even if Yumanity is able to generate revenue from the sale of any approved products, it may not become profitable and may need to obtain additional funding to continue operations. Revenue from the sale of any product candidate for which regulatory approval is obtained will be dependent, in part, upon the size of the markets in the territories for which Yumanity gains regulatory approval, the accepted price for the product, the ability to get reimbursement at any price, and whether it owns the commercial rights for that territory. The precise number of people with Parkinson’s disease and amyotrophic lateral sclerosis (“ALS”) is unknown. Yumanity’s projections of both the number of people who have these diseases, as well as the subset of people with these diseases who have the potential to benefit from treatment with its product candidates, are based on estimates. If the number of addressable patients is not as significant as Yumanity anticipates, the indication approved by regulatory authorities is narrower than it expects, or the reasonably accepted population for treatment is narrowed by competition, physician choice, or treatment guidelines, it may not generate significant revenue from sales of its product candidates, even if approved. Even if Yumanity does achieve profitability, it may not be able to sustain or increase profitability on a quarterly or annual basis.
Yumanity’s failure to become and remain profitable would decrease its value and could impair its ability to raise capital, expand its business, maintain its research and development efforts, diversify its pipeline of product candidates, or continue its operations and cause a decline in the value of its common stock, all or any of which may adversely affect Yumanity’s viability.
Due to the significant resources required for the development of Yumanity’s programs, and depending on its ability to access capital, Yumanity will need to prioritize development of certain product candidates if the Asset Sale is not completed. Moreover, Yumanity may fail to expend its limited resources on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.
Yumanity has historically prioritized its lead product candidate, YTX-7739, which is in Phase 1 of clinical development for the treatment of Parkinson's disease. Yumanity seeks to maintain a process of prioritization and resource allocation to maintain an optimal balance between aggressively advancing product candidates, such as YTX-7739, and ensuring replenishment of its portfolio.
Due to the significant resources required for the development of Yumanity’s product candidates, Yumanity has had to focus on specific diseases and disease pathways and decide which product candidates to pursue and advance and the amount of resources to allocate to each. For example, if the Asset Sale is not completed and if the partial clinical hold that has been placed on Yumanity’s IND for YTX-7739 is lifted by the FDA, Yumanity plans to evaluate YTX-7739 in additional preclinical studies instead of advancing its other product candidate, YTX-9184, as Yumanity believes this approach will provide an opportunity to assess results in patients sooner, given the studies and clinical trials done to date of YTX-7739. Yumanity’s decisions concerning the allocation of research, development, collaboration, management, and financial resources toward particular product candidates or therapeutic areas may not lead to the development of any viable commercial product and may divert resources away from better opportunities. If Yumanity makes incorrect determinations regarding the viability or market potential of any of its product candidates, including its decision to focus on YTX-7739, or misread trends in the biopharmaceutical industry, in particular for neurodegenerative diseases, its business, financial condition, and results of operations could be materially adversely affected. As a result, Yumanity may fail to capitalize on viable commercial products or profitable market opportunities, be required to forego or delay pursuit of opportunities with other product candidates or other diseases and disease pathways that may later prove to have greater commercial potential than those Yumanity chooses to pursue, or relinquish valuable rights to such product candidates through collaboration, licensing, or other royalty arrangements in cases in which it would have been advantageous for Yumanity to invest additional resources to retain sole development and commercialization rights.
If the Asset Sale is not completed, Yumanity will need additional funding to advance YTX-7739 through clinical development, which funding may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force Yumanity to delay, limit, or terminate its product development efforts or other operations.
As of June 30, 2022, Yumanity’s cash, cash equivalents and marketable securities were $11.8 million. If the Asset Sale is not completed, Yumanity will require additional funding to advance clinical trials of YTX-7739 and other planned early development of other programs generated by its discovery engine platform. Yumanity’s ability to secure this additional funding may be adversely impacted by negative or ambiguous results in future clinical trials for YTX-7739. Developing small-molecule products is expensive. If the Asset Sale is not completed, Yumanity expects its discovery, research, and development expenses to increase substantially in connection with its ongoing activities, particularly as it advances its product candidates in clinical trials. Yumanity may also need additional funds sooner if it chooses to pursue additional indications and/or geographies for its product candidates or otherwise expand more rapidly than it presently anticipates.
In addition, Yumanity has identified conditions and events that raise substantial doubt about its ability to continue as a going concern.
Yumanity’s operating plan may also change as a result of many factors currently unknown, and it may need to seek additional funds sooner than planned, through public or private equity or debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements, or a combination of these approaches. In any event, Yumanity will require additional capital to obtain regulatory approval for, and, if approved, to commercialize its product candidates. Raising funds in the current economic environment may present additional challenges. Even if Yumanity believes that it has sufficient funds for its current or future operating plans, it may seek additional capital if market conditions are favorable or if it has specific strategic considerations.
Any additional fundraising efforts may divert Yumanity’s management from their day-to-day activities, which may adversely affect its ability to develop and, if approved, commercialize its product candidates. In addition, Yumanity cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to it, if at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of Yumanity’s stockholders and the issuance of additional securities, whether equity or debt, by Yumanity, or the possibility of such issuance, may cause the market price of its shares to decline. The sale of additional equity or convertible securities would dilute all of Yumanity’s stockholders. The incurrence of indebtedness would result in increased fixed payment obligations and Yumanity may be required to agree to certain restrictive covenants, such as limitations on its ability to incur additional debt, limitations on its ability to acquire, sell or license intellectual property rights, and other operating restrictions that could adversely impact Yumanity’s ability to conduct its business. Yumanity could also be required to seek funds through arrangements with collaborative partners or otherwise at an earlier stage than otherwise would be desirable and it may be required to relinquish rights to some of its technologies or product candidates or otherwise agree to terms unfavorable to it, any of which may have a material adverse effect on its business, operating results, and prospects.
Based on Yumanity’s public float, as of the date of the filing of this proxy statement/prospectus/information statement, it is only permitted to utilize a “shelf” registration statement, including the registration statement under which its Open Market Sale AgreementSM with Jefferies LLC is operated, subject to Instruction I.B.6 to Form S-3, which is referred to as the “baby shelf” rule. For so long as Yumanity’s public float is less than $75 million, it may not sell more than the equivalent of one-third of its public float during any 12 consecutive months pursuant to the baby shelf rules. Although alternative public and private transaction structures may be available, these may require additional time and cost, may impose operational restrictions on Yumanity, and may not be available on attractive terms.

If Yumanity is unable to obtain funding on a timely basis, it may be required to significantly curtail, delay, or discontinue one or more of its research or development programs or the commercialization of any approved product candidate or be unable to expand its operations or otherwise capitalize on its business opportunities, as desired, which could materially affect Yumanity’s business, financial condition, and results of operations.
Risks Related to Yumanity’s Product Development and Commercialization
If the Asset Sale is not completed, it may take considerable time and expense to respond to the partial clinical hold that has been placed on Yumanity’s IND by the FDA and no assurance can be given that the FDA will remove the partial clinical hold in which case Yumanity’s business and prospects will likely suffer material adverse consequences.
In January 2022, the FDA placed a partial clinical hold on multidose clinical trials of YTX-7739. In February 2022, the FDA issued the partial clinical hold letter stating that serious toxicities were observed in preclinical GLP toxicology animal studies of YTX-7739. In order for the partial clinical hold to be lifted, the FDA requested that Yumanity implement certain methods for monitoring humans for some of the toxicities observed in animals and demonstrate that other toxicities observed in animals can either be monitored in humans or are not relevant to humans. The partial clinical hold suspends initiation of multiple dose clinical trials in the U.S. until the FDA’s concerns have been addressed. The FDA has not halted all clinical programming and is permitting Yumanity’s planned single dose formulation clinical trial to proceed, although Yumanity has paused its previously planned studies of YTX-7739 while the partial clinical hold is pending. If the Asset Sale is not completed, it may take a considerable period of time, the length of which is not certain at this time, and expense for Yumanity to fully address FDA’s concerns. Even if Yumanity is able to fully respond to the FDA’s questions, the FDA may subsequently make additional requests that Yumanity would need to fulfill prior to the lifting of the partial clinical hold. It is possible that Yumanity will be unable to fully address the FDA’s questions and as a result the partial clinical hold may never be lifted and Yumanity may never be able to begin multidose clinical trials of YTX-7739 in the U.S.
Research and development of biopharmaceutical products is inherently risky.
Yumanity is at an early stage of development of the product candidates currently in its pipeline. To date, Yumanity has devoted substantially all of its efforts and financial resources to identify, secure intellectual property for, and develop its discovery engine platform and its product candidates, including conducting multiple preclinical studies, and providing general and administrative support for these operations. Yumanity’s business depends heavily on the successful clinical development, regulatory approval, and commercialization of its lead product candidate, YTX-7739, which is in clinical development. None of Yumanity’s product candidates have advanced into late-stage development or a pivotal clinical study and it may be years before any such study is initiated, if at all. If the Asset Sale is not completed, YTX-7739 will require substantial additional clinical development, testing, and regulatory approval before Yumanity is permitted to commence commercialization. Further, Yumanity cannot be certain that any of its product candidates will be successful in clinical trials or obtain regulatory approval.
If the Asset Sale is not completed, Yumanity’s future success will be dependent on its ability to successfully develop, obtain regulatory approval for, and then successfully commercialize its product candidates, and it may fail to do so for many reasons, including the following:
•	failure to lift the partial clinical hold that has been placed on its IND for YTX-7739 by the FDA;
•	its product candidates may not successfully complete preclinical studies or clinical trials;
•
a product candidate may, upon further study, be shown to have harmful side effects or other characteristics that indicate it is unlikely to be effective or otherwise does not meet applicable regulatory criteria;

•	Yumanity’s competitors may develop therapeutics that render its product candidates obsolete or less attractive;
•	Yumanity’s competitors may develop platform technologies that render its platform technology obsolete or less attractive;
•	the product candidates that Yumanity develops and its discovery engine platform may not be sufficiently covered by intellectual property for which it holds exclusive rights;
•	the market for a product candidate may change so that the continued development of that product candidate is no longer reasonable or commercially attractive;

•	a product candidate may not be capable of being produced in commercial quantities at an acceptable cost, or at all;
•	Yumanity may not be able to establish manufacturing capabilities or arrangements with third-party manufacturers for clinical and, if approved, commercial study;
•
even if a product candidate obtains regulatory approval, Yumanity may be unable to establish sales and marketing capabilities, or successfully market such approved product candidate, to gain market acceptance; and

•	a product candidate may not be accepted as safe or effective by patients, the medical community or third-party payors, if applicable.
If any of these events occur, Yumanity may be forced to abandon its development efforts for a product candidate or candidates, which would have a material adverse effect on its business and could potentially cause it to cease operations. For instance, if Yumanity observes harmful side effects or other characteristics that indicate one product candidate is unlikely to be effective or otherwise does not meet applicable regulatory criteria, these findings may implicate the discovery engine platform as a whole.
If the Asset Sale is not completed, Yumanity may not be successful in its efforts to further develop its discovery engine platform technology and current product candidates. Yumanity is not permitted to market or promote any of its product candidates before it receives regulatory approval from the FDA or comparable foreign regulatory authorities, and it may never receive such regulatory approval for any of its product candidates. Each of Yumanity’s product candidates are in the early stages of development and will require significant additional clinical development, management of preclinical, clinical, and manufacturing activities, regulatory approval, adequate manufacturing supply, a commercial organization, and significant marketing efforts before it could generate any revenue from product sales, if at all.
Preclinical and clinical product candidates and clinical trials are subject to extensive and rigorous review and regulation by numerous government authorities in the United States and abroad. Before obtaining regulatory approvals for the commercial sale of any product candidate, Yumanity must, among other requirements, demonstrate through preclinical studies and clinical trials that the product candidate is safe and effective for use in each target indication. Drug development is a long, expensive, and uncertain process, and delay or failure can occur at any stage of any of Yumanity’s clinical trials. This process can take many years and may include post-marketing studies and surveillance, which will require the expenditure of substantial resources. Of the large number of drugs in development in the United States, only a small percentage will successfully complete the FDA regulatory approval process and will be commercialized. Accordingly, even if the Asset Sale is not completed and Yumanity is able to obtain the requisite financing to continue to fund its development and preclinical studies and clinical trials, it cannot assure you that any of its product candidates will be successfully developed or commercialized.
If the Asset Sale is not completed and if any of Yumanity’s product candidates successfully complete clinical trials, Yumanity generally plans to seek regulatory approval to market its product candidates in the United States, the European Union (“EU”), and in additional foreign countries where it believes there is a viable commercial opportunity and significant patient need. Yumanity has never commenced, compiled, or submitted an application seeking regulatory approval to market any product candidate. Yumanity may never receive regulatory approval to market any product candidates even if such product candidates successfully complete clinical trials, which would adversely affect Yumanity’s viability. To obtain regulatory approval in countries outside the United States, Yumanity must comply with numerous and varying regulatory requirements of such other countries regarding safety, efficacy, chemistry, manufacturing and controls, clinical trials, commercial sales, pricing, and distribution of its product candidates. Yumanity may also rely on collaborators or partners to conduct the required activities to support an application for regulatory approval, and to seek approval, for one or more of its product candidates. Yumanity cannot be sure that any collaborators or partners will conduct these activities or do so within the timeframe it desires. Even if Yumanity (or any collaborators or partners) is successful in obtaining approval in one jurisdiction, it cannot ensure that it (or any collaborators or partners) will obtain approval in any other jurisdictions. If Yumanity is unable to obtain approval for its product candidates in multiple jurisdictions, its revenue and results of operations could be negatively affected.

Even if Yumanity receives regulatory approval to market any of its product candidates, Yumanity cannot assure you that any such product candidate will be successfully commercialized, widely accepted in the marketplace or more effective than other commercially available alternatives.
Investment in biopharmaceutical product development involves significant risk that any product candidate will fail to demonstrate adequate efficacy or an acceptable safety profile, gain regulatory approval, and become commercially viable. Yumanity cannot provide any assurance that it will be able to successfully advance any of its product candidates through the development process or, if approved, successfully commercialize any of its product candidates.
If the Asset Sale is not completed, Yumanity may not be successful in its efforts to continue to create a pipeline of product candidates or to develop commercially successful products. If Yumanity fails to successfully identify and develop additional product candidates, its commercial opportunity may be limited.
One of Yumanity’s strategies has been to identify and pursue clinical development of additional product candidates. Yumanity’s portfolio currently consists of four programs, one of which is in clinical development and the rest of which are in research, discovery and preclinical stages of development. If the Asset Sale is not completed, identifying, developing, obtaining regulatory approval, and commercializing additional product candidates for the treatment of neurodegenerative diseases will require substantial additional funding and is prone to the risks of failure inherent in drug development. Yumanity cannot provide you any assurance that it will be able to successfully identify or acquire additional product candidates, advance any of these additional product candidates through the development process, successfully commercialize any such additional product candidates, if approved, or assemble sufficient resources to identify, acquire, develop or, if approved, commercialize additional product candidates. If Yumanity is unable to successfully identify, acquire, develop, and commercialize additional product candidates, its commercial opportunity may be limited.
Yumanity may not be able to conduct, or contract others to conduct, animal testing in the future, which could harm its research and development activities.
Certain laws and regulations relating to drug development require Yumanity to test its product candidates on animals before initiating clinical trials involving humans. Animal testing activities have been the subject of controversy and adverse publicity. Animal rights groups and other organizations and individuals have attempted to stop animal testing activities by pressing for legislation and regulation in these areas and by disrupting these activities through protests and other means. To the extent the activities of these groups are successful, Yumanity’s research and development activities may be interrupted or delayed.
Yumanity has concentrated its research and development efforts on the treatment of neurodegenerative diseases, a field that has seen limited success in drug development. Further, Yumanity’s product candidates are based on new approaches and novel technology, which makes it difficult to predict the time and cost of product candidate development and subsequently obtaining regulatory approval.
Yumanity has focused its research and development efforts on addressing neurodegenerative diseases, including Parkinson’s disease and ALS. Efforts by biopharmaceutical companies in the field of neurodegenerative diseases have seen limited successes in drug development. There are few effective therapeutic options available for patients with Parkinson’s disease or ALS. Yumanity’s future success is highly dependent on the successful development of Yumanity’s discovery engine platform technology and Yumanity’s product candidates for treating neurodegenerative diseases. Developing and, if approved, commercializing Yumanity’s product candidates for treatment of neurodegenerative diseases subjects Yumanity to a number of challenges, including engineering product candidates and obtaining regulatory approval from the FDA and other regulatory authorities who have only a limited set of precedents to rely on.
Yumanity’s approach is centered on the key insight that human protein misfolding, a phenomenon at the root of virtually all neurodegenerative diseases, can be modeled effectively in yeast cells. Discoveries from the yeast system are then translated to diseased human cell lines created by adult stem cells using induced pluripotent stem cell technology (“iPSC”). This strategy may not prove to be successful. Yumanity cannot be sure that its approach will yield satisfactory therapeutic products that are safe and effective, scalable, or profitable.
Moreover, public perception of drug safety issues, including adoption of new therapeutics or novel approaches to treatment, may adversely influence the willingness of subjects to participate in clinical trials, or if approved, of physicians to prescribe Yumanity’s products.

Yumanity may encounter difficulties in enrolling subjects in its clinical trials, thereby delaying or preventing development of its product candidates.
There is no precise method of establishing the actual number of people with neurodegenerative diseases in any geography over any time period. It is estimated that more than 60 million people worldwide suffer from neurodegenerative diseases. If the actual number of people with neurodegenerative diseases is lower than Yumanity believes, Yumanity may experience difficulty in enrolling subjects in its clinical trials, thereby delaying development of its product candidates. Furthermore, if the Asset Sale is not completed, Yumanity may experience difficulties in subject enrollment in its clinical trials for a variety of other reasons, including:
•	failure to lift the partial clinical hold that has been placed on its IND for YTX-7739 by the FDA;
•
the subject eligibility criteria defined in the protocol, including biomarker-driven identification and/or certain highly-specific criteria related to stage of disease progression, which may limit the patient populations eligible for Yumanity’s clinical trials to a greater extent than competing clinical trials for the same indication that do not have biomarker-driven patient eligibility criteria;

•	eligibility requirements mandated by regulatory agencies which may limit the number of eligible patients in a given disorder;
•	the size of the study population required for analysis of the study’s primary endpoints;
•	the proximity of subjects to a study site;
•	the design of the study;
•	Yumanity’s use of academic sites, which may be less accustomed to running clinical trials and managing enrollment;
•	public perception of drug safety issues;
•	Yumanity’s ability to recruit clinical study investigators with the appropriate competencies and experience;
•	competing clinical trials for similar therapies or targeting patient populations meeting Yumanity’s patient eligibility criteria;
•	clinicians’ and patients’ perceptions as to the potential advantages and side effects of the product candidate being studied in relation to other available therapies and product candidates;
•	Yumanity’s ability to obtain and maintain patient consents;
•	the risk that subjects enrolled in clinical trials will not complete such studies, for any reason; and
•	the impact of the ongoing COVID-19 pandemic on patient enrollment and retention and clinical trial site initiation.
Yumanity’s clinical trials may fail to demonstrate adequate safety and efficacy of its product candidates, which would prevent, delay, or limit the scope of regulatory approval and commercialization.
Before obtaining regulatory approvals for the commercial sale of any of Yumanity’s product candidates, Yumanity must, among other requirements, demonstrate through lengthy, complex, and expensive preclinical studies and clinical trials that its product candidates are both safe and effective for use in each target indication. Each product candidate must demonstrate an adequate risk versus benefit profile in Yumanity’s intended patient population and for its intended use.
Clinical testing is expensive and can take many years to complete, and Yumanity’s outcome is inherently uncertain. Failure can occur at any time during the clinical study process. The results of preclinical studies of Yumanity’s product candidates may not be predictive of the results of early-stage or later-stage clinical trials, and results of early-stage clinical trials of Yumanity’s product candidates may not be predictive of the results of later-stage clinical trials. The results of clinical trials in one set of subjects or disease indications may not be predictive of those obtained in another. In some instances, there can be significant variability in safety or efficacy results between different clinical trials of the same product candidate due to numerous factors, including changes in study procedures set forth in protocols, differences in the size and type of the patient populations, changes in and lack of adherence to the dosing regimen or the expected delivery formulation of YTX-7739 or any of Yumanity’s other product candidates and other clinical study protocols, and the rate of dropout among clinical study participants. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy profile despite having progressed through preclinical studies and initial clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in later-stage clinical trials due to lack of efficacy or safety issues, notwithstanding promising results in early-stage studies. This is particularly true in neurodegenerative diseases, where failure rates historically have been higher than in other disease areas. Most product candidates that begin clinical trials are never approved by regulatory authorities for commercialization.
Yumanity has limited experience in designing clinical trials and may be unable to design and execute a clinical study to support marketing approval. Yumanity cannot be certain that any future clinical trials will be successful. Additionally, any safety concerns observed in any one of Yumanity’s clinical trials in its targeted indications could limit the prospects for regulatory approval of Yumanity’s product candidates in those, and other indications, which could have a material adverse effect on its business, financial condition, and results of operations.
In addition, even if such clinical trials are successfully completed, Yumanity cannot guarantee that the FDA or foreign regulatory authorities will interpret the results as Yumanity does, and more studies could be required before Yumanity submits its product candidates for approval. To the extent that the results of the studies are not satisfactory to the FDA or foreign regulatory authorities for support of a marketing application, Yumanity may be required to expend significant resources, which may not be available to it, to conduct additional studies in support of potential approval of its product candidates. Even if regulatory approval is secured for any of Yumanity’s product candidates, the terms of such approval may limit the scope and use of its product candidates, which may also limit their commercial potential.
Yumanity may not be able to file IND applications or related amendments or similar applications and amendments outside the United States to commence additional clinical trials on the timelines expected, and even if Yumanity is able to, regulatory authorities may not permit it to proceed.
Yumanity may not be able to file future IND applications or similar applications outside the Unites States for its product candidates on the timelines it expects. For example, Yumanity may experience manufacturing delays or other delays with preclinical studies. Moreover, Yumanity cannot be sure that submission of an IND or similar application outside the United States will result in the FDA or respective regulatory authority allowing clinical trials to begin, or that, once begun, issues will not arise that suspend or terminate clinical trials. Additionally, even if such regulatory authorities agree with the design and implementation of the clinical trials set forth in IND or similar applications, Yumanity cannot guarantee that such regulatory authorities will not change their requirements in the future. These considerations also apply to new clinical trials Yumanity may submit as amendments to existing IND or similar applications or to a new application. Any failure to file IND or similar applications on the timelines Yumanity expects or to obtain regulatory authorizations for its trials may prevent Yumanity from completing its clinical trials or commercializing its products on a timely basis, if at all.
Interim, “topline,” and preliminary data from Yumanity’s clinical trials that are announced or published from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.
From time to time, Yumanity may publicly disclose preliminary or topline data from its clinical trials, which are based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular trial. Yumanity also makes assumptions, estimations, calculations and conclusions as part of its analyses of data, and Yumanity may not have received or had the opportunity to fully evaluate all data. As a result, the topline or preliminary results that Yumanity reports may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data has been received and fully evaluated. Topline data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data Yumanity previously published. As a result, topline data should be viewed with caution until the final data are available. From time to time, Yumanity may also disclose interim data from its clinical trials. Interim data from clinical trials that Yumanity may complete is subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available or as patients from Yumanity’s clinical trials continue other treatments for their disease. Adverse differences between preliminary or interim data and final data could significantly harm Yumanity’s business prospects.

In addition, the information Yumanity chooses to publicly disclose regarding a particular clinical trial is based on what is typically extensive information, and you or others may not agree with what Yumanity determines is material or otherwise appropriate information to include in its disclosure.
If the interim, topline, or preliminary data that Yumanity reports differs from actual or final results, or if others, including regulatory authorities, disagree with the conclusions reached, Yumanity’s ability to obtain approval for, and commercialize, its product candidates may be harmed, which could harm Yumanity’s business, operating results, prospects or financial condition.
Yumanity’s product candidates may cause serious adverse events or other undesirable side effects that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any.
Serious adverse events or other undesirable side effects caused by Yumanity’s product candidates could cause Yumanity or regulatory authorities to interrupt, delay, or halt clinical trials, and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other regulatory authorities.
Further, clinical trials by their nature utilize a sample of the potential patient population for a limited duration of exposure. Rare and severe side effects of a product candidate may only be uncovered with a significantly larger number of patients exposed to the product candidate. If Yumanity’s product candidates receive marketing approval and it or others identify undesirable side effects caused by such product candidates (or any other similar products) after such approval, a number of potentially significant negative consequences could result, including:
•	regulatory authorities may suspend, withdraw, or limit their approval of such product candidates;
•	regulatory authorities may require the addition of labeling statements, such as a “boxed” warning or a contraindication;
•	Yumanity may be required to change the way such products are distributed or administered;
•	Yumanity may be required to conduct additional post-marketing studies and surveillance;
•	Yumanity may be required to implement a risk evaluation and mitigation strategy (“REMS”), or create a medication guide outlining the risks of such side effects for distribution to patients;
•	Yumanity may be subject to regulatory investigations and government enforcement actions;
•	subjects in a clinical study may experience severe or unexpected drug-related side effects;
•	Yumanity may decide, or regulatory authorities may require Yumanity, to conduct additional clinical trials or abandon product development programs;
•	Yumanity may decide to remove such products from the marketplace;
•	Yumanity could be sued and held liable for injury caused to individuals exposed to or taking its products;
•	the product may become less competitive; and
•	Yumanity’s reputation may suffer.
Any of these events could prevent Yumanity from achieving or maintaining market acceptance of the affected product candidates, could substantially increase the costs of commercializing its product candidates, and could significantly impact Yumanity’s ability to successfully commercialize its product candidates and generate revenues.
Failures or delays in the commencement or completion of, or ambiguous or negative results from, Yumanity’s clinical trials of its product candidates could result in increased costs to Yumanity and could delay, prevent, or limit its ability to generate revenue and continue its business.
Yumanity does not know whether any of its clinical trials will begin or be completed on schedule, if at all, as the commencement and completion of clinical trials can be delayed or prevented for a number of reasons, including, among others:
•
the FDA or other regulatory bodies may not authorize Yumanity or its investigators to commence its planned clinical trials or any other clinical trials Yumanity may initiate, or may suspend its clinical trials, for example, through imposition of a clinical hold;

•	delays in filing or receiving clearance of additional IND applications that may be required;
•	lack of adequate funding to continue Yumanity’s clinical trials and preclinical studies;
•	negative results from Yumanity’s preclinical studies and clinical trials;
•
delays in reaching or failing to reach agreement on acceptable terms with prospective contract research organizations (“CROs”) and clinical study sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and study sites;

•	inadequate quantity or quality of a product candidate or other materials necessary to conduct clinical trials, for example delays in the manufacturing of sufficient supply of finished drug product;
•	difficulties obtaining ethics committee or Institutional Review Board (“IRB”) approval to conduct a clinical study at a prospective site or sites;
•
challenges in recruiting and enrolling subjects to participate in clinical trials, the proximity of subjects to study sites, eligibility criteria for the clinical study, the nature of the clinical study protocol, the availability of approved effective treatments for the relevant disease, and competition from other clinical study programs for similar indications;

•	severe or unexpected drug-related side effects experienced by subjects in a clinical study;
•	Yumanity may decide, or regulatory authorities may require it, to conduct additional clinical trials or abandon product development programs;
•	delays in validating, or inability to validate, any endpoints utilized in a clinical study, if necessary;
•
the FDA may disagree with Yumanity’s clinical study design and Yumanity’s interpretation of data from clinical trials, or may change the requirements for approval even after it has reviewed and commented on the design for Yumanity’s clinical trials;

•	reports from preclinical or clinical testing of other alpha-synuclein-dependent therapies that raise safety or efficacy concerns; and
•
difficulties retaining subjects who have enrolled in a clinical study but may be prone to withdraw due to rigors of the clinical trial, lack of efficacy, side effects, personal issues, or loss of interest.

Clinical trials may also be delayed or terminated as a result of ambiguous or negative interim results. In addition, a clinical study may be suspended or terminated by Yumanity, the FDA, other regulatory authorities, the IRBs or ethics committees at the sites in which such clinical studies are being conducted, or a data and safety monitoring board (“DSMB”) overseeing the clinical study at issue may recommend the suspension of the clinical study due to a number of factors, including, among others:
•	failure to conduct the clinical study in accordance with regulatory requirements or its clinical protocols;
•
inspection of the clinical study operations or study sites by the FDA or other regulatory authorities that reveals deficiencies or violations that require it to undertake corrective action, including in response to the imposition of a clinical hold;

•	unforeseen safety issues, including any that could be identified in Yumanity’s preclinical studies or clinical trials, adverse side effects or lack of effectiveness;
•	changes in government regulations or administrative actions;
•	problems with clinical supply materials; and
•	lack of adequate funding to continue clinical trials.
Yumanity may in the future seek orphan drug designation or exclusivity for certain of its product candidates. If Yumanity’s competitors are able to obtain orphan drug exclusivity for products that constitute the same drug and treat the same indications as its product candidates, Yumanity may not be able to have competing products approved by the applicable regulatory authority for a significant period of time.
Yumanity may in the future seek orphan drug designation or exclusivity for certain of its product candidates. Regulatory authorities in some jurisdictions, including the United States and the EU, may designate drugs and biologics intended to treat relatively small patient populations as orphan drugs. Under the Orphan Drug Act of 1983, the FDA may designate a product candidate as an orphan drug if it is intended to treat a rare disease or condition, which is defined as a disease or condition having a patient population of fewer than 200,000 individuals in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. In the EU, the European Commission, after recommendation from the EMA’s Committee for Orphan Medicinal Products, grants orphan designation to promote the development of products that are intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than 5 in 10,000 persons in the EU and for which no satisfactory method of diagnosis, prevention, or treatment has been authorized for marketing in the EU (or, if a method exists, the product would be of significant benefit to those affected by the condition). Additionally, orphan drug designation is granted for products intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition when, without incentives, it is unlikely that sales of the product in the EU would generate sufficient return to justify the necessary investment in developing the product.
If Yumanity requests orphan drug designation for its product candidates, there can be no assurances that the FDA or the European Commission will grant any of its product candidates such designation. Additionally, orphan drug designation does not guarantee that any regulatory authority will accelerate regulatory review of, or ultimately approve, the product candidate, nor does it limit the ability of any regulatory authority to grant orphan drug designation to product candidates of other companies that treat the same indications.
Generally, if a product candidate with an orphan drug designation receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which precludes the FDA or the European Commission from approving another marketing application for a product that constitutes the same (or, in the EU, similar) drug treating the same indication for that marketing exclusivity period, except in limited circumstances. If another sponsor receives such approval before Yumanity does (regardless of its orphan drug designation), Yumanity will be precluded from receiving marketing approval for its product for the applicable exclusivity period. The applicable period is seven years in the United States and 10 years in the EU. The exclusivity period in the EU may be reduced to six years if, at the end of the fifth year, it is established that a product no longer meets the criteria for orphan designation or if the product is sufficiently profitable so that market exclusivity is no longer justified. Orphan exclusivity may be revoked if any regulatory authority determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the product to meet the needs of patients with the rare disease or condition.
Even if Yumanity obtains orphan drug exclusivity for a product candidate, that exclusivity may not effectively protect the product candidate from competition because different drugs can be approved for the same condition. In the United States, even after an orphan drug is approved, the FDA may subsequently approve another drug for the same condition if the FDA concludes that the latter drug is not the same drug or is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care.
Yumanity has conducted, and, if the Asset Sale is not completed, may in the future, conduct clinical trials for its product candidates outside the United States, and the FDA and similar foreign regulatory authorities may not accept data from such trials.
Yumanity has conducted, and, if the Asset Sale is not completed, may in the future, conduct clinical trials outside the United States, including in Europe or other foreign jurisdictions. The acceptance of trial data from clinical trials conducted outside the United States by the FDA may be subject to certain conditions. The FDA will generally not consider the data from a foreign clinical trial not conducted under an IND unless (i) the trial was well-designed and well-conducted in accordance with GCP requirements, including requirements for the design, conduct, performance, monitoring, auditing, recording, analysis, and reporting of clinical trials in a way that provides assurance that the data and reported results are credible and accurate and that the rights, safety, and well-being of trial subjects are protected, and (ii) the FDA is able to validate the data from the trial through an onsite inspection, if necessary. In cases where data from clinical trials conducted outside the United States are intended to serve as the sole basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless (i) the data are applicable to the United States population and United States medical practice; (ii) the trials were performed by clinical investigators of recognized competence; and (iii) the data must be considered valid without the need for an on-site inspection by the FDA or, if the FDA considers such an inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. Additionally, the FDA’s clinical trial requirements, including sufficient size of patient populations and statistical powering, must be met. Many foreign regulatory bodies have similar approval requirements. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA or any similar foreign regulatory authority will accept data from trials conducted outside of the United States or the applicable jurisdiction. If the FDA or any similar foreign regulatory authority does not accept such data, it would result in the need for additional trials, which would be costly and time-consuming and delay aspects of its business plan, and which may result in Yumanity’s product candidates not receiving approval for commercialization in the applicable jurisdiction.
Changes in regulatory requirements, FDA guidance, or unanticipated events during Yumanity’s preclinical studies and clinical trials of its product candidates may occur, which may result in changes to preclinical or clinical study protocols or additional preclinical or clinical study requirements, which could result in increased costs to Yumanity and could delay its development timeline.
Changes in regulatory requirements, FDA guidance, or unanticipated events during Yumanity’s preclinical studies and clinical trials may force Yumanity to amend preclinical studies and clinical trial protocols or the FDA may impose additional preclinical studies and clinical trial requirements. Amendments or changes to Yumanity’s clinical study protocols would require resubmission to the FDA and IRBs or ethics committees for review and approval, which may adversely impact the cost, timing, or successful completion of clinical trials. Similarly, amendments to Yumanity’s preclinical studies may adversely impact the cost, timing, or successful completion of those preclinical studies. If Yumanity experiences delays completing, or if Yumanity terminates, any of its preclinical studies or clinical trials, or if it is required to conduct additional preclinical studies or clinical trials, the commercial prospects for Yumanity’s product candidates may be harmed and its ability to generate product revenue will be delayed.
If, in the future, Yumanity is unable to establish sales and marketing capabilities or enter into agreements with third parties to sell and market any product candidates it may develop, Yumanity may not be successful in commercializing those product candidates if and when they are approved.
Yumanity does not currently have an infrastructure for the sales, marketing, and distribution of pharmaceutical products. In order to market Yumanity’s product candidates, if approved by the FDA or any other regulatory body, Yumanity must build its sales, marketing, managerial, and other non-technical capabilities, or make arrangements with third parties to perform these services. There are risks involved with both establishing Yumanity’s own commercial capabilities and entering into arrangements with third parties to perform these services. For example, recruiting and training a sales force or reimbursement specialists is expensive and time-consuming and could delay any product launch. If the commercial launch of a product candidate for which Yumanity recruits a sales force and establishes marketing and other commercialization capabilities is delayed or does not occur for any reason, Yumanity would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and Yumanity’s investment would be lost if it cannot retain or reposition its commercialization personnel.
If Yumanity enters into arrangements with third parties to perform sales, marketing, commercial support, and distribution services, Yumanity’s product revenue or the profitability of product revenue may be lower than if it were to market and sell any products it may develop itself. In addition, Yumanity may not be successful in entering into arrangements with third parties to commercialize its product candidates or may be unable to do so on terms that are favorable to Yumanity. Yumanity may have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market its products effectively. If Yumanity does not establish commercialization capabilities successfully, either on its own or in collaboration with third parties, Yumanity will not be successful in commercializing its product candidates if approved.
If Yumanity is unable to establish adequate sales, marketing, and distribution capabilities, whether independently or with third parties, or if Yumanity is unable to do so on commercially reasonable terms, Yumanity’s business, results of operations, financial condition, and prospects will be materially adversely affected.
Even if Yumanity receives marketing approval for its product candidates, its product candidates may not achieve broad market acceptance by physicians, patients, healthcare payors, or others in the medical community, which would limit the revenue that it generates from their sales.
The commercial success of Yumanity’s product candidates, if approved by the FDA or other applicable regulatory authorities, will depend upon the awareness and acceptance of its product candidates among the medical community, including physicians, patients, and healthcare payors. If any of Yumanity’s product candidates are approved but do not achieve an adequate level of acceptance by physicians, patients, healthcare payors, and others in the medical community, Yumanity may not generate sufficient revenue to become or remain profitable. Market acceptance of Yumanity’s product candidates, if approved, will depend on a number of factors, including, among others:
•	the safety, efficacy, and other potential advantages of Yumanity’s approved product candidates compared to other available therapies;
•	limitations or warnings contained in the labeling approved for Yumanity’s product candidates by the FDA or other applicable regulatory authorities;
•	any restrictions on the use of Yumanity’s products together with other medications;
•	the prevalence and severity of any adverse effects associated with Yumanity’s products;
•	inability of certain types of patients to take Yumanity’s products;
•	the clinical indications for which Yumanity’s product candidates are approved;
•	availability of alternative treatments already approved or expected to be commercially launched in the near future;
•	the potential and perceived advantages of Yumanity’s approved product candidates over current treatment options or alternative treatments, including future alternative treatments;
•	the size of the target patient population, and the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;
•	the strength of marketing and distribution support and timing of market introduction of competitive products;
•	publicity concerning Yumanity’s products or competing products and treatments;
•	pricing and cost effectiveness;
•	the effectiveness of Yumanity’s sales and marketing strategies;
•	Yumanity’s ability to increase awareness of its products through sales and marketing efforts;
•	Yumanity’s ability to obtain sufficient third-party payor coverage or reimbursement; or
•	the willingness of patients to pay out-of-pocket in the absence of third-party payor coverage.
If Yumanity’s product candidates are approved but do not achieve an adequate level of acceptance by patients, physicians, and payors, Yumanity may not generate sufficient revenue from its approved product candidates to become or remain profitable. Before granting reimbursement approval, healthcare payors may require Yumanity to demonstrate that its product candidates, in addition to treating these target indications, also provide incremental health benefits to patients. Yumanity’s efforts to educate the medical community and third-party payors about the benefits of its product candidates may require significant resources and may never be successful.
Yumanity faces significant competition in an environment of rapid technological and scientific change, and there is a possibility that Yumanity’s competitors may achieve regulatory approval before Yumanity does or develop therapies that are safer, more advanced, or more effective, which may negatively impact Yumanity’s ability to successfully market or commercialize any product candidates Yumanity may develop and ultimately harm its financial condition.
The development and commercialization of new drug products is highly competitive. Moreover, the neurodegenerative field is characterized by strong and increasing competition, with a strong emphasis on intellectual property. Yumanity may face competition with respect to any product candidates that it seeks to develop or commercialize in the future from major pharmaceutical companies, specialty pharmaceutical companies, and biotechnology companies worldwide. Potential competitors also include academic institutions, government agencies, and other public and private research organizations that conduct research, seek patent protection, and establish collaborative arrangements for research, development, manufacturing, and commercialization.
There are a number of large pharmaceutical and biotechnology companies that are currently pursuing the development of products for the treatment of the neurodegenerative disease indications for which Yumanity has research programs, including Parkinson’s disease and ALS. Companies that Yumanity is aware of are developing therapeutics in the neurodegenerative disease area include large companies with significant financial resources, such as AbbVie, AstraZeneca, Biogen, Bristol-Myers Squibb, Lilly, GlaxoSmithKline, Johnson & Johnson, Novartis, Roche, Sanofi, and Takeda. In addition to competition from other companies targeting neurodegenerative indications, any products Yumanity may develop may also face competition from other types of therapies, such as gene-editing therapies.
Many of Yumanity’s current or potential competitors, either alone or with their strategic partners, have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals, and marketing approved products than Yumanity does. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of Yumanity’s competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with Yumanity in recruiting and retaining qualified scientific and management personnel and establishing clinical study sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, its programs. Yumanity’s commercial opportunity could be reduced or eliminated if its competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient, or are less expensive than any products that Yumanity may develop. Furthermore, currently approved products could be discovered to have application for treatment of neurodegenerative disease indications, which could give such products significant regulatory and market timing advantages over any of Yumanity’s product candidates. Yumanity’s competitors also may obtain FDA or other regulatory approval for their products more rapidly than Yumanity may obtain approval for its product candidates and may obtain orphan product exclusivity from the FDA for indications its product candidates are targeting, which could result in its competitors establishing a strong market position before Yumanity is able to enter the market. Additionally, products or technologies developed by Yumanity’s competitors may render Yumanity’s potential product candidates uneconomical or obsolete, and Yumanity may not be successful in marketing any product candidates it may develop against competitors.
In addition, Yumanity could face litigation or other proceedings with respect to the scope, ownership, validity and/or enforceability of its patents relating to Yumanity’s competitors’ products and Yumanity’s competitors may allege that Yumanity’s products infringe, misappropriate, or otherwise violate their intellectual property. The availability of Yumanity’s competitors’ products could limit the demand, and the price it is able to charge, for any products that it may develop and commercialize. See “Risks Related to Yumanity’s Intellectual Property Rights.”
The ongoing pandemic of COVID-19 and the future outbreak of other highly infectious or contagious diseases has and may continue to impact Yumanity’s research, development and potential future commercialization efforts, increase its costs and expenses and have a material adverse effect on its business, financial condition and results of operations.
Broad-based business or economic disruptions could adversely affect Yumanity’s ongoing or planned research and development activities. To date, the COVID-19 pandemic has caused significant disruptions to the U.S. and global economy and has contributed to significant volatility and negative pressure in financial markets. The global impact of the outbreak is continually evolving and, as additional cases and new variants of the virus are identified, many countries, including the U.S., have reacted by instituting quarantines, restrictions on travel and mandatory closures of businesses. Certain states and cities, including where Yumanity or the third parties with whom it engages operate, have also reacted by instituting quarantines, restrictions on travel, “shelter in place” rules, restrictions on types of business that may continue to operate, and/or restrictions on the types of construction projects that may continue.
The extent to which COVID-19 may impact Yumanity’s preclinical studies or clinical trial operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the duration of the outbreak, the identification of new variants of the virus, the severity of COVID-19, or the effectiveness of actions to contain and treat COVID-19. The continued spread of COVID-19 globally has and may continue to adversely impact Yumanity’s preclinical studies or clinical trial operations, including its ability to recruit and retain patients and principal investigators and site staff who, as healthcare providers, may have heightened exposure to COVID-19 if an outbreak occurs in their geography. COVID-19 may also affect employees of third-party CROs located in affected geographies that Yumanity relies upon to carry out its clinical trials. Any negative impact COVID-19 has to patient enrollment or treatment or the execution of Yumanity’s current product candidates and any future product candidates could cause costly delays to clinical trial activities, which could adversely affect its ability to obtain regulatory approval for and to commercialize Yumanity’s current product candidate and any future product candidates, increase its operating expenses, and have a material adverse effect on its financial results.
Further, the COVID-19 outbreak caused delays in Yumanity’s Phase 1 single ascending dose trial of YTX-7739, and the site of the YTX-7739 Phase 1b clinical trial incurred delays due to COVID-19, resulting in a delay in the expected timing of early results from that trial. COVID-19 may cause delays in Yumanity’s other clinical trials, including delays in enrollment, due to diversion or prioritization of trial site resources away from the conduct of clinical trials and toward the COVID-19 pandemic. Key clinical trial activities, such as site monitoring, may be interrupted due to restrictions in travel, and some patients may be unwilling to enroll in Yumanity’s trials or be unable to comply with clinical trial protocols if quarantines or travel restrictions impede patient movement or interrupt healthcare services, which would delay Yumanity’s ability to conduct clinical trials or release clinical trial results. The spread of COVID-19, or another infectious disease, could also negatively affect the operations at Yumanity’s third-party manufacturers and suppliers, which could result in delays or disruptions in the supply of its current product candidates and any future product candidates. In addition, Yumanity may take temporary precautionary measures intended to help minimize the risk of the virus to its employees, including temporarily requiring all employees to work remotely, suspending all non-essential travel worldwide for its employees, and discouraging employee attendance at industry events and in-person work-related meetings, which could negatively affect its business.
Yumanity cannot presently predict the scope and severity of any potential business shutdowns or disruptions. If Yumanity or any of the third parties with whom it engages, however, were to experience shutdowns or other business disruptions, its ability to conduct its business in the manner and on the timelines presently planned could be materially and negatively affected, which could have a material adverse impact on its business and its results of operation and financial condition.
Risks Related to Yumanity’s Regulatory Approval and Other Legal Compliance Matters
The regulatory approval processes of the FDA and comparable foreign regulatory authorities are lengthy, time-consuming, and inherently unpredictable. If Yumanity is ultimately unable to obtain regulatory approval for its product candidates, it will be unable to generate product revenue and its business will be substantially harmed.
The time required to obtain approval by the FDA and comparable foreign regulatory authorities is unpredictable, typically takes many years following the commencement of clinical trials, and depends upon numerous factors, including the type, complexity, and novelty of the product candidates involved. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions, which may cause delays in the approval or the decision not to approve an application. Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that Yumanity’s data is insufficient for approval and require additional preclinical, clinical or other studies. Yumanity has not submitted for, or obtained regulatory approval for any product candidate, and it is possible that none of its existing product candidates or any product candidates it may seek to develop in the future will ever obtain regulatory approval.
Applications for Yumanity’s product candidates could be delayed in receiving or fail to receive regulatory approval for many reasons, including but not limited to the following:
•	the FDA or comparable foreign regulatory authorities may disagree with the design, implementation, or results of Yumanity’s clinical trials;
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the FDA or comparable foreign regulatory authorities may determine that Yumanity’s product candidates are not safe and effective for the proposed indication, or have undesirable or unintended side effects, toxicities, or other characteristics that preclude Yumanity from obtaining marketing approval or prevent or limit commercial use;

•	the population studied in the clinical program may not be sufficiently broad or representative to assure efficacy and safety in the full population for which Yumanity seeks approval;
•	the FDA or comparable foreign regulatory authorities may disagree with Yumanity’s interpretation of data from preclinical studies or clinical trials;

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the data collected from clinical trials of Yumanity’s product candidates may not be sufficient to support the submission of an NDA or BLA or other submission, or to obtain regulatory approval in the United States or elsewhere;

•	Yumanity may be unable to demonstrate to the FDA or comparable foreign regulatory authorities that a product candidate’s risk-benefit ratio for its proposed indication is acceptable;
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the FDA or comparable foreign regulatory authorities may find deficiencies with or fail to approve the manufacturing processes, test procedures and specifications, or facilities of third-party manufacturers with which Yumanity contracts for clinical and commercial supplies; and

•	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering Yumanity’s clinical data insufficient for approval.
This lengthy approval process, as well as the unpredictability of the results of clinical trials, may result in Yumanity’s failing to obtain regulatory approval to market any of its product candidates, which would significantly harm its business, results of operations, and prospects.
Even if Yumanity obtains regulatory approval for Yumanity’s product candidates, its products will remain subject to extensive regulatory scrutiny.
Even if Yumanity receives marketing approval for its product candidates, regulatory authorities may still impose significant restrictions on its product candidates, indicated uses or marketing, or impose ongoing requirements for potentially costly post-approval studies. If any of Yumanity’s product candidates are approved, they will be subject to ongoing regulatory requirements, including for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, conduct of post-marketing studies, and submission of safety, efficacy, and other post-marketing information, including both federal and state requirements in the United States and requirements of comparable foreign regulatory authorities.
Manufacturers and manufacturers’ facilities are required to comply with extensive requirements imposed by the FDA and comparable foreign regulatory authorities, including, for example, ensuring that quality control and manufacturing procedures conform to current Good Manufacturing Practice (“cGMP”) regulations and applicable product tracking and tracing requirements. As such, Yumanity and its contract manufacturers will be subject to continual review and inspections to assess compliance with cGMP and adherence to commitments made in any new drug application (“NDA”) or comparable marketing approval. Accordingly, Yumanity and others with whom it works must continue to expend time, money, and effort in all areas of regulatory compliance, including manufacturing, production, and quality control.
The FDA has significant post-marketing authority, including, for example, the authority to require labeling changes based on new safety information and to require post-marketing studies or clinical trials to evaluate serious safety risks related to the use of a drug. The FDA also has the authority to require, as part of an NDA or BLA or post-approval, the submission of a REMS. Any REMS required by the FDA may lead to increased costs to assure compliance with new post-approval regulatory requirements and potential requirements or restrictions on the sale of approved products, all of which could lead to lower sales volume and revenue.
Any regulatory approvals that Yumanity receives for its product candidates will be subject to limitations on the approved indicated uses for which the product may be marketed and promoted or to the conditions of approval (including the requirement to implement a REMS), or contain requirements for potentially costly post-marketing testing. Yumanity will be required to report certain adverse reactions and production problems, if any, to the FDA and comparable foreign regulatory authorities. Any new legislation addressing drug safety issues could result in delays in product development or commercialization, or increased costs to assure compliance. The FDA and other agencies, including the U.S. Department of Justice, closely regulate and monitor the post-approval marketing and promotion of products to ensure that they are manufactured, marketed, and distributed only for the approved indications and in accordance with the provisions of the approved labeling. Yumanity will have to comply with requirements concerning advertising and promotion for its products. Promotional communications with respect to prescription drugs are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product’s approved label. As such, Yumanity may not promote its products for indications or uses for which they do not have approval. The holder of an approved NDA, BLA or comparable marketing approval must submit new or supplemental applications and obtain approval for certain changes to the approved product, product labeling, or manufacturing process. Yumanity could also be asked to conduct post-marketing studies or clinical trials to verify the safety and efficacy of its products in general or in specific patient subsets.
If a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, or disagrees with the promotion, marketing or labeling of a product, such regulatory agency may impose restrictions on that product or Yumanity, including requiring withdrawal of the product from the market. If Yumanity fails to comply with applicable regulatory requirements, a regulatory agency or enforcement authority may, among other things:
•	issue warning or untitled letters that would result in adverse publicity;
•	impose civil or criminal penalties;
•	suspend or withdraw regulatory approvals;
•	suspend or impose a clinical hold on any of its ongoing clinical trials;
•	refuse to approve pending applications or supplements to approved applications submitted by Yumanity;
•	impose restrictions on Yumanity’s operations;
•	require the conduct of additional post-market clinical trials to assess the safety of the product;
•	seize or detain products; or
•	request that Yumanity initiate a product recall.
Any government investigation of alleged violations of law could require Yumanity to expend significant time and resources in response, and could generate negative publicity. Any failure to comply with ongoing regulatory requirements may significantly and adversely affect Yumanity’s ability to commercialize and generate revenue from its products, if approved. If regulatory sanctions are applied or if regulatory approval is withdrawn, the value of the company and Yumanity’s operating results will be adversely affected.
Yumanity is subject to healthcare laws and regulations, which could expose it to criminal sanctions, civil penalties, contractual damages, reputational harm, and diminished profits and future earnings.
Although Yumanity does not currently have any products on the market, if it obtains FDA approval for any of its product candidates and begins commercializing its products, it may be subject to additional healthcare statutory and regulatory requirements and enforcement by the federal government and the states and foreign governments in which it conducts its business. Healthcare providers, physicians, third-party payors, and others play a primary role in the recommendation and prescription of Yumanity’s product candidates, if approved. Yumanity’s future arrangements with third-party payors will expose it to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which it markets, sells, and distributes its product candidates for which it obtains marketing approval. Restrictions under applicable federal and state healthcare laws and regulations include the following:
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the federal Anti-Kickback Statute (“AKS”) prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, receiving, or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order, or recommendation of, any good or service, for which payment may be made under federal healthcare programs such as Medicare and Medicaid. The term “remuneration” has been broadly interpreted to include anything of value. Although there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, the exceptions and safe harbors are drawn narrowly. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor. A person or entity does not need to have actual knowledge of the federal AKS or specific intent to violate it to have committed a violation. The AKS has been interpreted to apply to arrangements between biopharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers, among others, on the other;

•
the federal False Claims Act imposes criminal and civil penalties, including those from civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease, or conceal an obligation to pay money to the federal government. Manufacturers can be held liable under the False Claims Act even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. When an entity is determined to have violated the False Claims Act, the government may impose civil fines and penalties for each false claim, plus treble damages, and exclude the entity from participation in Medicare, Medicaid and other federal healthcare programs;
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the federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) imposes criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or making false or fraudulent statements relating to healthcare matters; similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH”) and their implementing regulations, which also impose obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security, and transmission of individually identifiable health information on health plans, healthcare clearing houses, and certain healthcare providers and their business associates, defined as independent contractors or agents of covered entities that create, receive or obtain protected health information in connection with providing a service for or on behalf of a covered entity. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, there may be additional federal, state and non-U.S. laws which govern the privacy and security of health and other personal information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts;

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the federal false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact, or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items, or services;

•	federal government price reporting laws, which require it to calculate and report complex pricing metrics in an accurate and timely manner to government programs;
•	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;
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the federal transparency requirements, sometimes referred to as the “Sunshine Act,” under the Patient Protection and Affordable Care Act (the “ACA”) require manufacturers of drugs, devices, biologics, and medical supplies that are reimbursable under Medicare, Medicaid, or the Children’s Health Insurance Program to report annually to the Centers for Medicare and Medicaid Services (“CMS”) information related to payments and other transfers of value to physicians ( as defined by the law), physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists and teaching hospitals, as well as physician ownership and investment interests, and requires applicable manufacturers and group purchasing organizations to report annually the ownership and investment interests held by such physicians and their immediate family members and payments or other “transfers of value” to such physician owners; Such information is subsequently made publicly available in a searchable format on a CMS website, and, effective January 1, 2022, these reporting obligations extend to include transfers of value made to certain non-physician assistants and nurse practitioners;

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on August 16, 2022, the Inflation Reduction Act of 2022 was passed, which among other things, allows for CMS to negotiate prices for certain single-source drugs and biologics reimbursed under Medicare Part B and Part D, beginning with ten high-cost drugs paid for by Medicare Part D starting in 2026, followed by 15 Part D drugs in 2027, 15 Part B or Part D drugs in 2028, and 20 Part B or Part D drugs in 2029 and beyond. The legislation subjects drug manufacturers to civil monetary penalties and a potential excise tax for failing to comply with the legislation by offering a price that is not equal to or less than the negotiated

“maximum fair price” under the law or for taking price increases that exceed inflation. The legislation also caps Medicare beneficiaries’ annual out-of-pocket drug expenses at $2,000. The effect of Inflation Reduction Act of 2022 on Yumanity’s business and the healthcare industry in general is not yet known; and
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analogous state laws and regulations, such as state anti-kickback and false claims laws and transparency laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, and some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring drug manufacturers to report information related to payments to physicians and other healthcare providers or marketing expenditures and drug pricing. Several states also impose other marketing restrictions or require pharmaceutical companies to make marketing or price disclosures to the state and require the registration of pharmaceutical sales.

In the event Yumanity decides to conduct clinical trials or to enroll subjects in its planned or future clinical trials, it may be subject to additional privacy requirements. The collection, use, storage, disclosure, transfer, or other processing of personal data regarding individuals in the European Economic Area (“EEA”), including personal health data, for example, is subject to the EU GDPR. The GDPR is wide-ranging in scope and imposes numerous requirements on companies that process personal data, including requirements relating to processing health and other sensitive data, obtaining consent of the individuals to whom the personal data relates, providing information to individuals regarding data processing activities, implementing safeguards to protect the security and confidentiality of personal data, providing notification of data breaches, and taking certain measures when engaging third-party processors. The GDPR also imposes strict rules on the transfer of personal data to countries outside the EEA, including the United States, and permits data protection authorities to impose large penalties for violations of the GDPR, including potential fines of up to €20 million or 4% of annual global revenues, whichever is greater. The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR. The GDPR may increase Yumanity’s responsibility and liability in relation to personal data that it processes where such processing is subject to the GDPR, and it may be required to put in place additional mechanisms to ensure compliance with the GDPR, including as implemented by individual countries. Compliance with the GDPR is a rigorous and time-intensive process that may increase Yumanity’s cost of doing business or require it to change its business practices, and despite those efforts, there is a risk that Yumanity may be subject to fines and penalties, litigation, and reputational harm in connection with its European activities. Further to the United Kingdom’s exit from the EU, the UK GDPR and the UK Data Protection Act 2018 set out the United Kingdom’s data protection regime, which is independent from but aligned to the EU’s data protection regime. Non-compliance with the UK GDPR may result in monetary penalties of up to £17.5 million or 4% of worldwide revenue, whichever is higher. Although the United Kingdom is regarded as a third country under the EU’s GDPR, the European Commission has now issued a decision recognizing the United Kingdom as providing adequate protection under the EU GDPR and, therefore, transfers of personal data originating in the EEA to the United Kingdom remain unrestricted. Like the EU GDPR, the UK GDPR restricts personal data transfers outside the United Kingdom to countries not regarded by the United Kingdom as providing adequate protection. The United Kingdom government has confirmed that personal data transfers from the United Kingdom to the EEA remain free flowing.
Additionally, other countries outside of Europe have enacted or are considering enacting similar privacy and data protection laws, which could increase the cost and complexity of delivering Yumanity’s services and operating its business. For example, Brazil enacted the General Data Protection Law, New Zealand enacted the New Zealand Privacy Act, China released a second draft of the Personal Information Protection Law, and Canada introduced the Digital Charter Implementation Act.
California recently enacted the California Consumer Privacy Act (“CCPA”), which creates new individual privacy rights for California consumers (as defined in the law) and places increased privacy and security obligations on entities handling personal data of consumers or households. The CCPA requires covered businesses to provide certain disclosures to consumers about their data collection, use and sharing practices, and to provide affected California residents with ways to opt-out of certain sales or transfers of personal information, as well as the right to request, modify, and delete personal information. The CCPA went into effect on January 1, 2020, and the California State Attorney General submitted final regulations for review on June 2, 2020, which were finalized and are now effective. The California State Attorney General has commenced enforcement actions against violators as of July 1, 2020.

Further, a new California privacy law, the California Privacy Rights Act (“CPRA”), was passed by California voters on November 3, 2020. The CPRA will create additional obligations with respect to processing and storing personal information that are scheduled to take effect on January 1, 2023 (with certain provisions having retroactive effect to January 1, 2022). Other U.S. states also are considering omnibus privacy legislation and industry organizations regularly adopt and advocate for new standards in these areas. For example, Virginia recently enacted the Consumer Data Protection Act that will become effective on January 1, 2023, and is similar to the CCPA and CPRA, and Colorado recently enacted the Colorado Privacy Act, which will become effective on July 1, 2023, and which is similar to the CCPA and Virginia law. While the CCPA and CPRA provide exceptions for certain activities involving data collected in the context of clinical trials, health data governed by California’s Confidentiality of Medical Information Act, and PHI governed by HIPAA, and other state laws may contain similar exceptions, Yumanity cannot yet determine the impact the CCPA, CPRA, or other such existing or future laws, regulations and standards may have on its business.
Pharmaceutical and other healthcare companies have been prosecuted under these laws for a variety of promotional and marketing activities, such as: providing free trips, free goods, sham consulting fees and grants and other monetary benefits to prescribers; reporting to pricing services inflated average wholesale prices that were then used by federal programs to set reimbursement rates; engaging in off-label promotion; and submitting inflated best price information to the Medicaid Rebate Program to reduce liability for Medicaid rebates.
Ensuring that Yumanity’s internal operations and future business arrangements with third parties comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that Yumanity’s business practices do not comply with current or future statutes, regulations, or case law involving applicable fraud and abuse or other healthcare laws and regulations. If Yumanity’s operations, including anticipated activities to be conducted by its sales team, were found to be in violation of any of these laws or any other governmental regulations that may apply to Yumanity, Yumanity may be subject to significant civil, criminal, and administrative penalties, damages, fines, and exclusion from government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of its operations, any of which could substantially disrupt its operations. If any of the physicians or other providers or entities with whom Yumanity expects to do business is found not to be in compliance with applicable laws, they may be subject to criminal, civil, or administrative sanctions, including exclusions from government funded healthcare programs.
If the physicians or other providers or entities with whom Yumanity expects to do business are found not to be in compliance with applicable laws, it may be subject to significant criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs. Even if resolved in Yumanity’s favor, litigation or other legal proceedings relating to healthcare laws and regulations may cause it to incur significant expenses and could distract its technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of Yumanity’s common stock. Such litigation or proceedings could substantially increase Yumanity’s operating losses and reduce the resources available for development, manufacturing, sales, marketing or distribution activities. Uncertainties resulting from the initiation and continuation of litigation or other proceedings relating to applicable healthcare laws and regulations could have an adverse effect on Yumanity’s ability to compete in the marketplace.
If any of Yumanity’s product candidates obtain regulatory approval, additional competitors could enter the market with generic or other versions of such drugs, which may result in a material decline in sales of affected products.
Under the Drug Price Competition and Patent Term Restoration Act of 1984 (the “Hatch-Waxman Act”), a pharmaceutical manufacturer may file an abbreviated new drug application (“ANDA”) seeking approval of a generic copy of an approved, small-molecule innovator product. Under the Hatch-Waxman Act, a manufacturer may also submit an NDA under Section 505(b)(2) of the Federal Food, Drug, and Cosmetic Act that references the FDA’s prior approval of the small-molecule innovator product. A 505(b)(2) NDA product may be for a new or improved version of the original innovator product. The Hatch-Waxman Act also provides for certain periods of regulatory exclusivity, which preclude FDA approval (or in some circumstances, FDA filing and reviewing) of an ANDA or 505(b)(2) NDA. For example, a drug that is granted regulatory approval may be eligible for five years of marketing exclusivity in the United States following regulatory approval if that drug is classified as a new chemical entity (“NCE”). A drug can be classified as a NCE if the FDA has not previously approved any other drug containing the same active moiety.
In addition to the benefits of regulatory exclusivity, an innovator NDA holder may have patents claiming the active ingredient, product formulation or an approved use of the drug, which would be listed with the product in the FDA publication, “Approved Drug Products with Therapeutic Equivalence Evaluations,” known as the “Orange Book.” If there are patents listed in the Orange Book, a generic or 505(b)(2) applicant that seeks to market Yumanity’s product before expiration of the patents must include in the ANDA or 505(b)(2) NDA a “Paragraph IV certification,” challenging the validity or enforceability of, or claiming non-infringement of, the listed patent or patents. Appropriate notice of the certification must be given to the innovator, too, and if within 45 days of receiving such notice the innovator sues to protect Yumanity’s patents, approval of the ANDA or 505(b)(2) is stayed for 30 months, or as lengthened or shortened by the court.
Accordingly, if any of Yumanity’s product candidates are approved, competitors could file ANDAs for generic versions of its small-molecule drug products or 505(b)(2) NDAs that reference its small-molecule drug products, respectively. If there are patents listed for Yumanity’s small-molecule drug products in the Orange Book, those ANDAs and 505(b)(2) NDAs would be required to include a certification as to each listed patent indicating whether the ANDA or 505(b)(2) NDA applicant does or does not intend to challenge the patent. Yumanity cannot predict which, if any, patents in its current portfolio or patents it may obtain in the future will be eligible for listing in the Orange Book, how any generic competitor would address such patents, whether it would sue on any such patents, or the outcome of any such suit.
Yumanity may not be successful in securing or maintaining proprietary patent protection for products and technologies it develops or license. Moreover, if any of Yumanity’s owned or in-licensed patents that are listed in the Orange Book are successfully challenged by way of a Paragraph IV certification and subsequent litigation, the affected product could immediately face generic competition and its sales would likely decline rapidly and materially. See “Risks Related to Yumanity’s Intellectual Property Rights.”
The FDA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. If Yumanity is found to have improperly promoted off-label uses, it may become subject to significant liability.
The FDA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription products. In particular, a product may not be promoted for uses that are not approved by the FDA or such other regulatory agencies as reflected in the product’s approved labeling. For example, if the Asset Sale is not completed and Yumanity receives marketing approval for YTX-7739 as a treatment for Parkinson’s disease, physicians may nevertheless prescribe YTX-7739 to their patients in a manner that is inconsistent with the approved label. If Yumanity is found to have promoted such off-label uses, Yumanity may become subject to significant liability. The federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. If Yumanity cannot successfully manage the promotion of its product candidates, if approved, Yumanity could become subject to significant liability, which would materially adversely affect its business and financial condition.
Even if approved, reimbursement policies could limit Yumanity’s ability to sell its product candidates.
In the United States and markets in other countries, patients generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Sales of Yumanity’s drugs will depend, in part, on the extent to which its drugs will be covered by third-party payors, such as government health programs, commercial insurance, and managed healthcare organizations. Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which Yumanity may obtain regulatory approval.
Market acceptance and sales of Yumanity’s product candidates will depend on reimbursement policies and may be affected by healthcare reform measures. Coverage and adequate reimbursement from governmental healthcare programs, such as Medicare and Medicaid in the United States, and commercial payors are critical to new product acceptance. Third-party payors decide which drugs they will pay for and establish reimbursement levels. In the United States, the principal decisions about reimbursement for new medicines are typically made by CMS. CMS decides whether and to what extent Yumanity’s products will be covered and reimbursed under Medicare and private payors tend to follow CMS to a substantial degree. Coverage and reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a therapeutic is:
•	a covered benefit under its health plan;
•	safe, effective and medically necessary;

•	appropriate for the specific patient;
•	cost-effective; and
•	neither experimental nor investigational.
Government authorities and other third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels for those medications. Cost containment is a primary concern in the U.S. healthcare industry and elsewhere. Government authorities and these third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Yumanity cannot be sure that reimbursement will be available for its product candidates and, if reimbursement is available, the level of such reimbursement. Reimbursement may impact the demand for, or the price of, Yumanity’s product candidates. If reimbursement is not available or is available only at limited levels, Yumanity may not be able to successfully commercialize its product candidates. Limited coverage and less than adequate reimbursement may reduce the demand for, or the price of, any product for which Yumanity obtains regulatory approval.
In some foreign countries, particularly in Canada and European countries, the pricing of prescription pharmaceuticals is subject to strict governmental control. In these countries, pricing negotiations with governmental authorities can take six to 12 months or longer after the receipt of regulatory approval and product launch. To obtain favorable reimbursement for the indications sought or pricing approval in some countries, Yumanity may be required to conduct a clinical study that compares the cost-effectiveness of its product candidates with other available therapies. If reimbursement for Yumanity’s product candidates is unavailable in any country in which it seeks reimbursement, if it is limited in scope or amount, if it is conditioned upon its completion of additional clinical trials, or if pricing is set at unsatisfactory levels, Yumanity’s operating results could be materially adversely affected.
Recently enacted and future legislation may increase the difficulty and cost for Yumanity to obtain marketing approval of and commercialize its product candidates and affect the prices it may obtain.
In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay regulatory approval of Yumanity’s product candidates, restrict or regulate post-approval activities, and affect Yumanity’s ability to profitably sell any product candidates for which it obtains marketing approval.
Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality, and/or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives. In March 2010, President Obama signed into law the ACA, a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for the healthcare and health insurance industries, impose new taxes and fees on the health industry, and impose additional health policy reforms.
Among the provisions of the ACA of importance to Yumanity’s product candidates are the following:
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an annual, nondeductible fee on any entity that manufactures or imports certain branded prescription drugs and biological products, apportioned among these entities according to their market share in certain government healthcare programs;

•	a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted, or injected;
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an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program to 23.1% and 13.0% of the average manufacturer price for branded and generic drugs, respectively;

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expansion of healthcare fraud and abuse laws, including the False Claims Act and the AKS, which include, among other things, new government investigative powers and enhanced penalties for non-compliance;

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a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% (increased to 70% in 2019 pursuant to subsequent legislation) point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;

•	extension of manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;
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expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals, thereby potentially increasing manufacturers’ Medicaid rebate liability;

•	expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program;
•	the requirements under the federal open payments program and its implementing regulations;
•	a requirement to annually report drug samples that manufacturers and distributors provide to physicians; and
•	a Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.
Since its enactment, there have been judicial, Congressional and executive challenges to certain aspects of the ACA. On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA. Prior to the Supreme Court’s decision, President Biden issued an executive order to initiate a special enrollment period from February 15, 2021 through August 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is unclear how other healthcare reform measures of the Biden administration or other efforts, if any, to challenge, repeal or replace the ACA will impact Yumanity’s business.
In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. For example:
•
On August 2, 2011, the U.S. Budget Control Act of 2011, among other things, included aggregate reductions of Medicare payments to providers of 2% per fiscal year. These reductions went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030, with the exception of a temporary suspension that lasted from May 1, 2020 through March 31, 2022 due to the COVID-19 pandemic. Following the temporary suspension, a 1% payment reduction occurred from April 1, 2022 through June 30, 2022, and the 2% payment reduction resumed on July 1, 2022.

•	On January 2, 2013, the U.S. American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers.
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On April 13, 2017, CMS published a final rule that gives states greater flexibility in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the ACA for plans sold through such marketplaces.

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On May 30, 2018, the Right to Try Act, was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational new drug products that have completed a Phase 1 clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a pharmaceutical manufacturer to make its drug products available to eligible patients as a result of the Right to Try Act.

•	On May 23, 2019, CMS published a final rule to allow Medicare Advantage Plans the option of using step therapy for Part B drugs beginning January 1, 2020.
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On December 20, 2019, former President Trump signed into law the Further Consolidated Appropriations Act (H.R. 1865), which repealed the Cadillac tax, the health insurance provider tax, and the medical device excise tax. It is impossible to determine whether similar taxes could be instated in the future.

Recently, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products. Such scrutiny has resulted in several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare and reform government program reimbursement methodologies for drug products. At the federal level, President Biden signed an Executive Order on July 9, 2021 affirming the administration’s policy to (i) support legislative reforms that would lower the prices of prescription drug and biologics, including by allowing Medicare to negotiate drug prices, by imposing inflation caps, and, by supporting the development and market entry of lower-cost generic drugs and biosimilars; and (ii) support the enactment of a public health insurance option. Among other things, the Executive Order also directs the U.S. Department of Health and Human Services (“HHS”), to provide a report on actions to combat excessive pricing of prescription drugs, enhance the domestic drug supply chain, reduce the price that the Federal government pays for drugs, and address price gouging in the industry; and directs the FDA to work with states and Indian Tribes that propose to develop section 804 Importation Programs in accordance with the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, and the FDA’s implementing regulations. FDA released such implementing regulations on September 24, 2020, which went into effect on November 30, 2020, providing guidance for states to build and submit importation plans for drugs from Canada. On September 25, 2020, CMS stated drugs imported by states under this rule will not be eligible for federal rebates under Section 1927 of the Social Security Act and manufacturers would not report these drugs for “best price” or Average Manufacturer Price purposes. Since these drugs are not considered covered outpatient drugs, CMS further stated it will not publish a National Average Drug Acquisition Cost for these drugs. If implemented, importation of drugs from Canada may materially and adversely affect the price Yumanity receives for any of its product candidates. Further, on November 20, 2020, CMS issued an Interim Final Rule implementing the Most Favored Nation (“MFN”) Model under which Medicare Part B reimbursement rates would have been calculated for certain drugs and biologicals based on the lowest price drug manufacturers receive in Organization for Economic Cooperation and Development countries with a similar gross domestic product per capita. However, on December 29, 2021 CMS rescinded the Most Favored Nations rule. Additionally, on November 30, 2020, HHS published a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. Pursuant to court order, the removal and addition of the aforementioned safe harbors were delayed and recent legislation imposed a moratorium on implementation of the rule until January 1, 2026. Although a number of these and other proposed measures may require authorization through additional legislation to become effective, and the Biden administration may reverse or otherwise change these measures, both the Biden administration and Congress have indicated that they will continue to seek new legislative measures to control drug costs.
At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.
Yumanity cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of its product candidates, if any, may be. In addition, increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject Yumanity to more stringent labeling and post-marketing testing and other requirements.
It is likely that federal and state legislatures within the United States and foreign governments will continue to consider changes to existing healthcare legislation. Yumanity cannot predict the reform initiatives that may be adopted in the future or whether initiatives that have been adopted will be repealed or modified. The continuing efforts of the government, insurance companies, managed care organizations, and other healthcare payors to contain or reduce costs of healthcare may adversely affect the demand for any product candidates for which Yumanity may obtain regulatory approval; Yumanity’s ability to set a price that it believes is fair for its products; Yumanity’s ability to obtain coverage and reimbursement approval for a product; Yumanity’s ability to generate revenue and achieve or maintain profitability; and the level of taxes that Yumanity is required to pay.

Yumanity’s future growth may depend, in part, on its ability to commercialize its product candidates in foreign markets, where it would be subject to additional regulatory burdens and other risks and uncertainties.
Yumanity’s future profitability may depend, in part, on its ability to commercialize its product candidates in foreign markets for which Yumanity may rely on collaboration with third parties. If Yumanity commercializes its product candidates in foreign markets, it would be subject to additional risks and uncertainties, including:
•	Yumanity’s customers’ ability to obtain reimbursement for its product candidates in foreign markets;
•	Yumanity’s inability to directly control commercial activities because Yumanity is relying on third parties;
•	the burden of complying with complex and changing foreign regulatory, tax, accounting, and legal requirements;
•	different medical practices and customs in foreign countries affecting acceptance in the marketplace;
•	import or export licensing requirements;
•	longer accounts receivable collection times;
•	longer lead times for shipping;
•	language barriers for technical training;
•	reduced protection of intellectual property rights in some foreign countries;
•	the existence of additional potentially relevant third-party intellectual property rights;
•	foreign currency exchange rate fluctuations; and
•	the interpretation of contractual provisions governed by foreign laws in the event of a contract dispute.
Foreign sales of Yumanity’s product candidates could also be adversely affected by the imposition of governmental controls, political and economic instability, trade restrictions, and changes in tariffs.
Obtaining and maintaining regulatory approval of Yumanity’s product candidates in one jurisdiction does not mean that Yumanity will be successful in obtaining regulatory approval of its product candidates in other jurisdictions.
In order to market any product outside of the United States, Yumanity must establish and comply with the numerous and varying safety, efficacy, and other regulatory requirements of other countries. Obtaining and maintaining regulatory approval of Yumanity’s product candidates in one jurisdiction does not guarantee that it will be able to obtain or maintain regulatory approval in any other jurisdiction, but a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA or other comparable foreign regulatory authority grants marketing approval of a product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing, and promotion of the product candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from those in the United States, including additional preclinical studies or clinical trials as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. The marketing approval processes in other countries may implicate all of the risks detailed above regarding FDA approval in the United States, as well as other risks. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that Yumanity intends to charge for its products is also subject to approval.
Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties, and costs for Yumanity and could delay or prevent the introduction of Yumanity’s products in certain countries. Failure to obtain marketing approval in other countries or any delay or other setback in obtaining such approval would impair Yumanity’s ability to market its product candidates in such foreign markets. Any such impairment would reduce the size of its potential market, which could have a material adverse impact on Yumanity’s business, results of operations, and prospects.
Yumanity’s employees, independent contractors, consultants, commercial partners, and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.
Yumanity is exposed to the risk of fraud, misconduct, or other illegal activity by its employees, independent contractors, consultants, commercial partners, and vendors. Misconduct by these parties could include intentional, reckless, and negligent conduct that fails to: comply with the laws of the FDA and other comparable foreign regulatory authorities; provide true, complete and accurate information to the FDA and other comparable foreign regulatory authorities; comply with manufacturing standards Yumanity has established; comply with healthcare fraud and abuse laws in the United States and similar foreign fraudulent misconduct laws; or report financial information or data accurately or to disclose unauthorized activities to Yumanity. If Yumanity obtains FDA approval of any of its product candidates and begins commercializing those products in the United States, Yumanity’s potential exposure under such laws will increase significantly, and its costs associated with compliance with such laws are also likely to increase. In particular, sales, marketing, and other business arrangements in the healthcare industry are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing, and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales and commission, certain customer incentive programs, and other business arrangements generally. Activities subject to these laws also involve the improper use of information obtained in the course of patient recruitment for clinical trials, which could result in regulatory sanctions and cause serious harm to Yumanity’s reputation. Yumanity has adopted a code of business conduct and ethics, but it is not always possible to identify and deter misconduct by employees and third parties, and the precautions Yumanity takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting it from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws. If any such actions are instituted against Yumanity, and Yumanity is not successful in defending itself or asserting its rights, those actions could have a significant impact on Yumanity’s business, including the imposition of significant fines or other sanctions.
If Yumanity or any contract manufacturers and suppliers it engages fail to comply with environmental, health, and safety laws and regulations, Yumanity could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of its business.
Yumanity and any contract manufacturers and suppliers it engages are subject to numerous federal, state, and local environmental, health, and safety laws, regulations, and permitting requirements, including those governing laboratory procedures; the generation, handling, use, storage, treatment, and disposal of hazardous and regulated materials and wastes; the emission and discharge of hazardous materials into the ground, air, and water; and employee health and safety. Under certain environmental laws, Yumanity could be held responsible for costs relating to any contamination at its current or past facilities and at third-party facilities. Yumanity also could incur significant costs associated with civil or criminal fines and penalties.
Yumanity could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act (“FCPA”) and other worldwide anti-bribery laws.
Yumanity’s business activities may be subject to the FCPA and similar anti-bribery or anti-corruption laws, regulations or rules of other countries in which it operates, including the U.K. Bribery Act. The FCPA generally prohibits offering, promising, giving, or authorizing others to give anything of value, either directly or indirectly, to a non-U.S. government official in order to influence official action, or otherwise obtain or retain business. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. Yumanity’s business is heavily regulated and therefore involves significant interaction with public officials, including officials of non-U.S. governments. Additionally, in many other countries, the healthcare providers who prescribe pharmaceuticals are employed by their government, and the purchasers of pharmaceuticals are government entities; therefore, Yumanity’s dealings with these prescribers and purchasers are subject to regulation under the FCPA. Recently the SEC and Department of Justice have increased their FCPA enforcement activities with respect to biotechnology and pharmaceutical companies. There is no certainty that all of Yumanity’s employees, agents, contractors, or collaborators, or those of its affiliates, will comply with all applicable laws and regulations, particularly given the high level of complexity of these laws. Violations of these laws and regulations could result in fines, criminal sanctions against Yumanity, its officers, or its employees, the closing down of Yumanity’s facilities, requirements to obtain export licenses, cessation of business activities in sanctioned countries, implementation of compliance programs, and prohibitions on the conduct of its business. Any such violations could include prohibitions on Yumanity’s ability to offer its products in one or more countries and could materially damage its reputation, its brand, its international expansion efforts, its ability to attract and retain employees, and its business, prospects, operating results, and financial condition.

Risks Related to Yumanity’s Reliance on Third Parties
Yumanity depends on its collaboration with Merck and may in the future depend on other collaborations with third parties for the research, development and commercialization of certain other product candidates Yumanity may develop. If any such collaborations are not successful, Yumanity may not be able to realize the market potential of those product candidates.
Yumanity has entered into a collaboration agreement with Merck and, if the Asset Sale is not completed, may seek other third-party collaborators for the research, development, and commercialization of certain other product candidates it may develop. Yumanity’s likely collaborators for any other collaboration arrangements include large and mid-size pharmaceutical companies, regional and national pharmaceutical companies, biotechnology companies and academic institutions. Under Yumanity’s collaboration with Merck, Yumanity has, and if it enters into any such arrangements with any other third parties, it will likely have, shared or limited control over the amount and timing of resources that its collaborators dedicate to the development or potential commercialization of any product candidates it may seek to develop with them. Yumanity’s ability to generate revenue from these arrangements with commercial entities will depend on its collaborators’ abilities to successfully perform the functions assigned to them in these arrangements. Yumanity cannot predict the success of any collaboration that it enters into.
Collaborations involving Yumanity’s research programs, or any product candidates it may develop, pose the following risks to it:
•	collaborators generally have significant discretion in determining the efforts and resources that they will apply to these collaborations;
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collaborators may not properly obtain, maintain, enforce, or defend intellectual property or proprietary rights relating to Yumanity’s product candidates or research programs or may use Yumanity’s proprietary information in such a way as to expose Yumanity to potential litigation or other intellectual property related proceedings, including proceedings challenging the scope, ownership, validity and enforceability of Yumanity’s intellectual property;

•
collaborators may own or co-own intellectual property covering Yumanity’s product candidates or research programs that results from its collaboration with them, and in such cases, Yumanity may not have the exclusive right to commercialize such intellectual property or such product candidates or research programs;

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Yumanity may need the cooperation of its collaborators to enforce or defend any intellectual property Yumanity contributes to or that arises out of its collaborations, which may not be provided to Yumanity;

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disputes may arise between the collaborators and Yumanity that result in the delay or termination of the research, development, or commercialization of Yumanity’s product candidates or research programs or that result in costly litigation or arbitration that diverts management attention and resources;

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collaborators may decide to not pursue development and commercialization of any product candidates Yumanity develops or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborator’s strategic focus or available funding or external factors such as an acquisition that diverts resources or creates competing priorities;

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collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials, or require a new formulation of a product candidate for clinical testing;

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collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with Yumanity’s product candidates or research programs if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than Yumanity’s;

•	collaborators with marketing and distribution rights to one or more product candidates may not commit sufficient resources to the marketing and distribution of such product candidates;
•	Yumanity may lose certain valuable rights under circumstances identified in its collaborations, including if Yumanity undergoes a change of control;

•	collaborators may undergo a change of control and the new owners may decide to take the collaboration in a direction which is not in Yumanity’s best interest;
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collaborators may become bankrupt, which may significantly delay Yumanity’s research or development programs, or may cause Yumanity to lose access to valuable technology, know-how or intellectual property of the collaborator relating to Yumanity’s products, product candidates or research programs;

•	key personnel at Yumanity’s collaborators may leave, which could negatively impact Yumanity’s ability to productively work with its collaborators;
•	collaborations may require Yumanity to incur short and long-term expenditures, issue securities that dilute Yumanity’s stockholders, or disrupt Yumanity’s management and business;
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collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates or Yumanity’s discovery engine platform; and

•
collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner or at all. If a present or future collaborator of Yumanity’s were to be involved in a business combination, the continued pursuit and emphasis on Yumanity’s development or commercialization program under such collaboration could be delayed, diminished, or terminated.

Yumanity may face significant competition in seeking appropriate collaborations. Recent business combinations among biotechnology and pharmaceutical companies have resulted in a reduced number of potential collaborators. In addition, the negotiation process is time-consuming and complex, and Yumanity may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If Yumanity is unable to do so, Yumanity may have to curtail the development of the product candidate for which it is seeking to collaborate, reduce or delay its development program or one or more of its other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase its expenditures and undertake development or commercialization activities at its own expense. If Yumanity elects to increase its expenditures to fund development or commercialization activities on its own, it may need to obtain additional capital, which may not be available to Yumanity on acceptable terms or at all. If Yumanity does not have sufficient funds, it may not be able to further develop product candidates or bring them to market and generate product revenue.
Under Yumanity’s collaboration with Merck, and if Yumanity enters into other collaborations to develop and potentially commercialize any product candidates, Yumanity may not be able to realize the benefit of such transactions if Yumanity or its collaborator elects not to exercise the rights granted under the agreement or if Yumanity or its collaborator are unable to successfully integrate a product candidate into existing operations and company culture. In addition, if Yumanity’s agreement with any of its collaborators terminates, Yumanity’s access to technology and intellectual property licensed to it by that collaborator may be restricted or terminate entirely, which may delay Yumanity’s continued development of its product candidates utilizing the collaborator’s technology or intellectual property or require Yumanity to stop development of those product candidates completely. Yumanity may also find it more difficult to find a suitable replacement collaborator or attract new collaborators, and Yumanity’s development programs may be delayed or the perception of it in the business and financial communities could be adversely affected. Many of the risks relating to product development, regulatory approval, and commercialization described in this “Risk Factors” section also apply to the activities of Yumanity’s collaborators and any negative impact on its collaborators may adversely affect it.
Yumanity’s drug development programs and the potential commercialization of its product candidates will require substantial additional cash to fund expenses. If the Asset Sale is not completed, for some of Yumanity’s product candidates, Yumanity may decide to collaborate with pharmaceutical and biotechnology companies for the development and potential commercialization of those product candidates, such as those that may result from its collaboration with Merck.
Whether Yumanity reaches a definitive agreement for a collaboration will depend, among other things, upon its assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include the design or results of clinical studies, the likelihood of approval by the FDA or similar regulatory authorities outside the United States, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing products, the existence of uncertainty with respect to

Yumanity’s ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge, and industry and market conditions generally. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with Yumanity for its product candidate. The terms of any collaborations or other arrangements that Yumanity may establish may not be favorable to Yumanity.
In addition, Yumanity’s collaboration with Merck and any future collaborations that it enters into may not be successful. The success of Yumanity’s collaboration arrangements will depend heavily on the efforts and activities of its collaborators. Collaborators generally have significant discretion in determining the efforts and resources that they will apply to these collaborations. Disagreements between parties to a collaboration arrangement regarding clinical development and commercialization matters can lead to delays in the development process or commercializing the applicable product candidate and, in some cases, termination of the collaboration arrangement. These disagreements can be difficult to resolve if neither of the parties has final decision-making authority. Collaborations with pharmaceutical or biotechnology companies and other third parties often are terminated or allowed to expire by the other party. Termination of Yumanity’s collaboration with Merck or any such termination or expiration of future collaborations would adversely affect Yumanity financially and could harm its business reputation.
Yumanity relies, and expects to continue to rely, on third parties to conduct any preclinical studies and clinical trials for its product candidates. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, Yumanity may not be able to obtain regulatory approval for or commercialize its product candidates and its business could be substantially harmed.
Yumanity does not have the ability to independently conduct preclinical studies and clinical trials. Yumanity relies on medical institutions, clinical investigators, contract laboratories, and other third parties, such as CROs, to conduct preclinical studies and clinical trials on its product candidates. Yumanity enters into agreements with third-party CROs to provide monitors for and to manage data for its clinical trials. Yumanity will rely heavily on these parties for execution of clinical trials for its product candidates and control only certain aspects of their activities. As a result, Yumanity will have less direct control over the conduct, timing, and completion of these clinical trials and the management of data developed through clinical trials than would be the case if it were relying entirely upon its own staff. Communicating with outside parties can also be challenging, potentially leading to mistakes as well as difficulties in coordinating activities. Outside parties may:
•	have staffing difficulties;
•	fail to comply with contractual obligations;
•	experience regulatory compliance issues;
•	undergo changes in priorities or become financially distressed; or
•	form relationships with other entities, some of which may be its competitors.
These factors may materially adversely affect the willingness or ability of third parties to conduct Yumanity’s clinical trials and may subject it to unexpected cost increases that are beyond its control. Nevertheless, Yumanity is responsible for ensuring that each of its clinical trials is conducted in accordance with the applicable protocol, legal, regulatory, and scientific requirements and standards, and its reliance on CROs does not relieve it of its regulatory responsibilities. Yumanity and its CROs are required to comply with regulations and guidelines, including Good Clinical Practices (“GCPs”) for conducting, monitoring, recording, and reporting the results of clinical trials to ensure that the data and results are scientifically credible and accurate, and that the study patients are adequately informed of the potential risks of participating in clinical trials. These regulations are enforced by the FDA, the Competent Authorities of the Member States of the EEA and comparable foreign regulatory authorities for any product candidates in clinical development. The FDA enforces GCP regulations through periodic inspections of clinical study sponsors, principal investigators and study sites. If Yumanity or its CROs fail to comply with applicable GCPs, the clinical data generated in its clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require it to perform additional clinical trials before approving its marketing applications. Yumanity cannot assure you that, upon inspection, the FDA will determine that any of its clinical trials comply with GCPs. In addition, Yumanity’s clinical trials must be conducted with product candidates produced under cGMP regulations and will require a large number of test patients. Yumanity’s failure or the failure of its CROs to comply with these regulations may require it to repeat clinical trials, which would delay the regulatory approval process and could also subject Yumanity to enforcement action up to and including civil and criminal penalties.
Although Yumanity designs its clinical trials for its product candidates, CROs conduct all of the clinical trials. As a result, many important aspects of the clinical trials are outside of Yumanity’s direct control. In addition, the CROs may not perform all of their obligations under arrangements with Yumanity or in compliance with regulatory requirements, but Yumanity remains responsible and is subject to enforcement action that may include civil penalties and criminal prosecution for any violations of FDA laws and regulations during the conduct of its clinical trials. If the CROs do not perform clinical trials in a satisfactory manner, breach their obligations to Yumanity, or fail to comply with regulatory requirements, the development and commercialization of Yumanity’s product candidates may be delayed or Yumanity’s development program materially and irreversibly harmed. Yumanity cannot control the amount and timing of resources these CROs devote to Yumanity’s program or its clinical products. If Yumanity is unable to rely on clinical data collected by its CROs, it could be required to repeat, extend the duration of, or increase the size of its clinical trials and this could significantly delay commercialization and require significantly greater expenditures.
If any of Yumanity’s relationships with these third-party CROs terminate, it may not be able to enter into arrangements with alternative CROs. For example, Yumanity’s sponsored research agreement with Northwestern may be terminated by either party upon 60 days’ written notice to the other party. If Yumanity’s collaboration is delayed or terminated or its ability to continue to use the current research space is terminated as a result of conflicts of interest, it may not be able to continue its planned research projects and related clinical trials on the expected timeline and may need to spend significant time and efforts to secure alternative lab facilities and equipment. If CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to Yumanity’s clinical protocols, regulatory requirements or for other reasons, any clinical trials such CROs are associated with may be extended, delayed, or terminated, and Yumanity may not be able to obtain regulatory approval for or successfully commercialize its product candidates. As a result, Yumanity believes that its financial results and the commercial prospects for its product candidates in the subject indication would be harmed, its costs could increase and its ability to generate revenue could be delayed.
The manufacture of Yumanity’s product candidates, particularly those that utilize its discovery engine platform, is complex and Yumanity may encounter difficulties in production. If Yumanity or any of its third-party manufacturers encounter such difficulties, or fail to meet rigorously enforced regulatory standards, Yumanity’s ability to provide supply of its product candidates for preclinical studies and clinical trials or its products for patients, if approved, could be delayed or stopped, or Yumanity may be unable to maintain a commercially viable cost structure.
The processes involved in manufacturing Yumanity’s drug product candidates, particularly those that utilize its discovery engine platform, are complex, expensive, highly-regulated, and subject to multiple risks. Further, as product candidates are developed through preclinical studies to late-stage clinical trials towards approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods, are altered along the way in an effort to optimize processes and results. Such changes carry the risk that they will not achieve these intended objectives, and any of these changes could cause Yumanity’s product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials.
In addition, the manufacturing process for any products that Yumanity may develop is subject to FDA and other comparable foreign regulatory authority approval processes and continuous oversight, and Yumanity will need to contract with manufacturers who can meet all applicable FDA and foreign regulatory authority requirements, including, for example, complying with cGMPs, on an ongoing basis. If Yumanity or its third-party manufacturers are unable to reliably produce products to specifications acceptable to the FDA or other regulatory authorities, Yumanity may not obtain or maintain the approvals it needs to commercialize such products. Even if Yumanity obtains regulatory approval for any of its product candidates, there is no assurance that either it or its contract manufacturers will be able to manufacture the approved product to specifications acceptable to the FDA or other regulatory authorities, to produce it in sufficient quantities to meet the requirements for the potential launch of the product, or to meet potential future demand. Any of these challenges could delay completion of clinical trials, require bridging clinical trials or the repetition of one or more clinical trials, increase clinical study costs, delay approval of Yumanity’s product candidate, impair commercialization efforts, increase its cost of goods, and have an adverse effect on Yumanity’s business, financial condition, results of operations, and growth prospects.
Yumanity relies completely on third-party suppliers to manufacture its clinical drug supplies for its product candidates, and Yumanity intends to rely on third parties to produce preclinical, clinical, and commercial supplies of any future product candidates.
Yumanity does not currently have, nor does it plan to acquire, the infrastructure or capability to internally manufacture its clinical drug supply of its product candidates, or any future product candidates, for use in the conduct of Yumanity’s preclinical studies and clinical trials, and Yumanity lacks the internal resources and the capability to manufacture any product candidates on a clinical or commercial scale. The facilities used by Yumanity’s contract manufacturers to manufacture the active pharmaceutical ingredient and final drug product must complete a pre-approval inspection by the FDA and other comparable foreign regulatory agencies to assess compliance with applicable requirements, including cGMPs, after it submits an NDA, BLA or relevant foreign regulatory submission to the applicable regulatory agency.
Yumanity does not control the manufacturing process of, and is completely dependent on, its contract manufacturers to comply with cGMPs for manufacture of both active drug substances and finished drug products. If Yumanity’s contract manufacturers cannot successfully manufacture material that conforms to its specifications and the strict regulatory requirements of the FDA or applicable foreign regulatory agencies, they will not be able to pass a pre-approval inspection and Yumanity would be unable to obtain regulatory approval for its product candidates. Yumanity may be required to change contract manufacturers and verify that the new contract manufacturer maintains facilities and procedures that comply with quality standards and with all applicable regulations. Yumanity will also need to verify, such as through a manufacturing comparability study, that any new manufacturing process will produce its product candidates according to the specifications previously submitted to the FDA or another regulatory authority. The delays associated with the verification of a new CMO could negatively affect Yumanity’s ability to develop product candidates or commercialize its products in a timely manner or within budget. In addition, Yumanity has no direct control over its contract manufacturers’ ability to maintain adequate quality control, quality assurance, and qualified personnel. Furthermore, all of Yumanity’s contract manufacturers are engaged with other companies to supply and/or manufacture materials or products for such companies, which exposes its manufacturers to regulatory risks for the production of such materials and products. As a result, failure to satisfy the regulatory requirements for the production of those materials and products may affect the regulatory clearance of Yumanity’s contract manufacturers’ facilities generally. If the FDA or an applicable foreign regulatory agency determines now or in the future that these facilities for the manufacture of Yumanity’s product candidates are noncompliant, Yumanity may need to find alternative manufacturing facilities, which would adversely impact its ability to develop, obtain regulatory approval for or market its product candidates. Yumanity’s reliance on contract manufacturers also exposes it to the possibility that they, or third parties with access to their facilities, will have access to and may appropriate its trade secrets or other proprietary information.
Yumanity does not have long-term supply agreements in place with its contractors, and each batch of its product candidates is individually contracted under a quality and supply agreement. If Yumanity engages new contractors, such contractors must complete an inspection by the FDA and other applicable foreign regulatory agencies. Yumanity plans to continue to rely upon contract manufacturers and, potentially, collaboration partners to manufacture commercial quantities of its product candidates, if approved. Yumanity’s current scale of manufacturing is adequate to support all of its needs for preclinical studies and clinical study supplies.
Risks Related to Yumanity’s Intellectual Property Rights
If Yumanity is unable to adequately protect its proprietary technology, or obtain and maintain issued patents that are sufficient to protect its product candidates, others could compete against Yumanity more directly by developing and commercializing products similar or identical to Yumanity’s, which would have a material adverse impact on Yumanity’s business, results of operations, financial condition, and prospects.
Yumanity’s success will depend significantly on its ability to obtain and maintain patent and other proprietary protection in the United States and other countries for commercially important technology, inventions, and know-how related to its business, defend and enforce its patents, should they issue, preserve the confidentiality of its trade secrets, and operate without infringing the valid and enforceable patents and proprietary rights of third parties. Yumanity strives to protect and enhance the proprietary technologies that it believes are important to its business, including seeking patents intended to cover its products and compositions, their methods of use, and any other inventions that are important to the development of Yumanity’s business. Yumanity also relies on trade secrets to protect aspects of its business that are not amenable to, or that it does not consider appropriate for, patent protection.
Yumanity does not currently have any issued patents covering its clinical-stage product candidate YTX-7739 as a composition of matter. Yumanity cannot provide any assurances that any of its pending patent applications will mature into issued patents in any particular jurisdiction and, if they do, that such patents will include claims with a scope sufficient to protect its product candidates or otherwise provide any competitive advantage. The patent application and approval process is expensive, complex, and time-consuming. Yumanity may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that Yumanity will fail to identify patentable aspects of its research and development output in time to obtain patent protection. If Yumanity is unable to obtain or maintain patent protection with respect to any of its proprietary products and technology it develops, its business, financial condition, results of operations, and prospects could be materially harmed.
If the scope of any patent protection Yumanity obtains is not sufficiently broad, or if Yumanity loses any of its patent protection, Yumanity’s ability to prevent its competitors from commercializing similar or identical technology and product candidates would be adversely affected.
The patent positions of biotechnology and pharmaceutical companies, including Yumanity’s patent position, involve complex legal and factual questions, which in recent years have been the subject of much litigation, and, therefore, the issuance, scope, validity, enforceability, and commercial value of any patent claims that Yumanity may obtain cannot be predicted with certainty. No consistent policy regarding the breadth of claims allowed in biotechnology and pharmaceutical patents has emerged to date in the United States or in many foreign jurisdictions. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of Yumanity’s patents or narrow the scope of its patent protection. The laws of some foreign countries do not protect Yumanity’s proprietary rights to the same extent as the laws of the United States, and it may encounter significant problems in protecting its proprietary rights in these countries.
Patent applications are generally maintained in confidence until publication. In the United States, for example, patent applications are typically maintained in secrecy for up to 18 months after their filing. Similarly, publication of discoveries in scientific or patent literature often lags behind actual discoveries. Consequently, Yumanity cannot be certain that it was the first to file patent applications on its product candidates. There is also no assurance that all of the potentially relevant prior art relating to Yumanity’s patents and patent applications has been found, which could be used by a third party to challenge the validity of Yumanity’s patents, should they issue, or prevent a patent from issuing from a pending patent application. Any of the foregoing could harm Yumanity’s competitive position, business, financial condition, results of operations, and prospects.
Moreover, Yumanity’s patents, if issued, may be challenged, deemed unenforceable, invalidated, or circumvented in the United States and abroad. U.S. patents and patent applications may also be subject to interference, derivation, ex parte reexamination, post-grant review, or inter partes review proceedings, supplemental examination and challenges in district court. Patents may also be subjected to opposition, post-grant review, or comparable proceedings lodged in various foreign, both national and regional, patent offices or courts. An adverse determination in any such proceeding could result in either loss of the patent or denial of the patent application, or loss or reduction in the scope of one or more of the claims of the patent or patent application, which could limit Yumanity’s ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of its technology and products. In addition, such proceedings may be costly. Thus, any patents, should they issue, that Yumanity may own or exclusively license may not provide any protection against competitors. Furthermore, an adverse decision in an interference proceeding can result in a third party receiving the patent right sought by Yumanity, which in turn could affect Yumanity’s ability to develop, market, or otherwise commercialize its product candidates.
Furthermore, though a patent, if it were to issue, is presumed valid and enforceable, Yumanity’s issuance is not conclusive as to its validity or its enforceability and it may not provide it with adequate proprietary protection or competitive advantages against competitors with similar products. Even if a patent issues and is held to be valid and enforceable, competitors may be able to design around or circumvent Yumanity’s patents, such as using pre-existing or newly developed technology or products in a non-infringing manner. Other parties may develop and obtain patent protection for more effective technologies, designs, or methods. If these developments were to occur, they could have a material adverse effect on Yumanity’s business, financial condition, results of operations, and prospects.

Yumanity’s ability to enforce its patent rights depends on its ability to detect infringement. It is difficult to detect infringers who do not advertise the components that are used in their products. Moreover, it may be difficult or impossible to obtain evidence of infringement in a competitor’s or potential competitor’s product. Any litigation to enforce or defend Yumanity’s patent rights, even if it were to prevail, could be costly and time-consuming and would divert the attention of its management and key personnel from Yumanity’s business operations. Yumanity may not prevail in any lawsuits that it initiates and the damages or other remedies awarded if it were to prevail may not be commercially meaningful.
If the Asset Sale is not completed, Yumanity will incur significant ongoing expenses in maintaining its patent portfolio. Should Yumanity lack the funds to maintain its patent portfolio or to enforce its rights against infringers, it could be adversely impacted.
Yumanity may in the future co-own patent rights relating to future product candidates and its discovery engine platform with third parties. Some of Yumanity’s in-licensed patent rights are, and may in the future be, co-owned with third parties. In addition, Yumanity’s licensors may co-own the patent rights it in-licenses with other third parties with whom it does not have a direct relationship. Yumanity’s exclusive rights to certain of these patent rights are dependent, in part, on inter-institutional or other operating agreements between the joint owners of such patent rights, who are not parties to its license agreements. If Yumanity’s licensors do not have exclusive control of the grant of licenses under any such third-party co-owners’ interest in such patent rights or Yumanity is otherwise unable to secure such exclusive rights, such co-owners may be able to license their rights to other third parties, including Yumanity’s competitors, and Yumanity’s competitors could market competing products and technology. In addition, Yumanity may need the cooperation of any such co-owners of its patent rights in order to enforce such patent rights against third parties, and such cooperation may not be provided to Yumanity. Any of the foregoing could have a material adverse effect on Yumanity’s competitive position, business, financial conditions, results of operations, and prospects.
Intellectual property rights do not necessarily address all potential threats.
The degree of future protection afforded by Yumanity’s intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect Yumanity’s business or permit it to maintain its competitive advantage. For example, Yumanity does not know whether:
•	any of its pending patent applications, if issued, will include claims having a scope sufficient to protect its product candidates or any other products or product candidates;
•	any of its pending patent applications will issue as patents at all;
•	it will be able to successfully commercialize its product candidates, if approved, before its relevant patents expire;
•	it will be the first to make the inventions covered by each of its patents and pending patent applications;
•	it will be the first to file patent applications for these inventions;
•	others will not develop similar or alternative technologies that do not infringe its patents;
•	others will not use pre-existing technology to effectively compete against it;
•	any of its patents, if issued, will be found to ultimately be valid and enforceable;
•	any patents issued to it will provide a basis for an exclusive market for its commercially viable products, will provide it with any competitive advantages or will not be challenged by third parties;
•	it will develop additional proprietary technologies or product candidates that are separately patentable; or
•	that its commercial activities or products will not infringe upon the patents or proprietary rights of others.
Should any of these events occur, they could have a material adverse effect on Yumanity’s business, financial condition, results of operations and prospects.
If Yumanity fails to comply with its obligations in the agreements under which it licenses intellectual property rights from third parties or otherwise experience disruptions to its business relationships with its licensors, it could lose license rights that are important to its business.
Yumanity has entered into license agreements with third parties and may need to obtain additional licenses from others to advance its research or allow commercialization of product candidates it may develop or its discovery engine platform technology. It is possible that Yumanity may be unable to obtain additional licenses at a reasonable cost or on reasonable terms, if at all. In that event, Yumanity may be required to expend significant time and resources to redesign its technology, product candidates, or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If Yumanity is unable to do so, it may be unable to develop or commercialize the affected product candidates or continue to utilize its existing discovery engine platform, which could harm its business, financial condition, results of operations, and prospects significantly. Yumanity cannot provide any assurances that third-party patents do not exist which might be enforced against its current technology, including its discovery engine platform technology, manufacturing methods, product candidates, or future methods or products resulting in either an injunction prohibiting its manufacture or future sales, or, with respect to its future sales, an obligation on its part to pay royalties and/or other forms of compensation to third parties, which could be significant.
In addition, each of Yumanity’s license agreements imposes, and it expects its future agreements, if any, will impose various development, diligence, commercialization, and other obligations on Yumanity. Certain of Yumanity’s license agreements also require Yumanity to meet development timelines, or to exercise commercially reasonable efforts to develop and commercialize licensed products, in order to maintain the licenses. In spite of Yumanity’s efforts, its licensors might conclude that it has materially breached its obligations under such license agreements and might therefore terminate the license agreements, thereby removing or limiting its ability to develop and commercialize products and technology covered by these license agreements. If these in-licenses are terminated, or if the underlying patents fail to provide the intended exclusivity, competitors or other third parties would have the freedom to seek regulatory approval of, and to market, products identical to Yumanity’s, and Yumanity may be required to cease its development and commercialization of certain of its product candidates or of its current discovery engine platform technology. Any of the foregoing could have a material adverse effect on its competitive position, business, financial conditions, results of operations, and prospects.
Moreover, disputes may arise regarding intellectual property subject to a licensing agreement, including:
•	the scope of rights granted under the license agreement and other interpretation-related issues;
•	the extent to which its technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;
•	the sublicensing of patent and other rights under its collaborative development relationships;
•	its diligence obligations under the license agreement and what activities satisfy those diligence obligations;
•	the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by its licensors and it and its partners; and
•	the priority of invention of patented technology.
In addition, the agreements under which Yumanity currently licenses intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what Yumanity believes to be the scope of its rights to the relevant intellectual property or technology, or increase what it believes to be its financial or other obligations under the relevant agreement, either of which could have a material adverse effect on Yumanity’s business, financial condition, results of operations, and prospects. Moreover, if disputes over intellectual property that Yumanity has licensed prevent or impair its ability to maintain its current licensing arrangements on commercially acceptable terms, it may be unable to successfully develop and commercialize the affected product candidates, which could have a material adverse effect on its business, financial conditions, results of operations, and prospects.
If Yumanity is unable to protect the confidentiality of its trade secrets, its business and competitive position may be harmed.
Yumanity may also rely on trade secrets to protect aspects of its business that are not amenable to, or that it does not consider appropriate for, patent protection. Additionally, Yumanity relies on unpatented know-how, continuing technological innovation to develop, strengthen, and maintain the proprietary and competitive position of its product candidates, which it seeks to protect, in part, by confidentiality agreements with its employees and its collaborators and consultants. However, trade secrets are difficult to protect. For example, Yumanity may be required to share its trade secrets with third-party licensees, collaborators, consultants, contractors, or other advisors and it has limited control over the protection of trade secrets used by such third parties. Although Yumanity uses reasonable efforts to protect its trade secrets, including by entering into confidentiality agreements, its employees, consultants, contractors, outside scientific collaborators, and other advisors may unintentionally or willfully disclose its trade secrets and proprietary information to competitors and it may not have adequate remedies for any such disclosure. Enforcing a claim that a third party illegally obtained and used, disclosed, or misappropriated any of Yumanity’s trade secrets is difficult, expensive, and time-consuming, and the outcome is unpredictable. Furthermore, Yumanity may not obtain these agreements in all circumstances, and the employees and consultants who are parties to these agreements may breach or violate the terms of these agreements, thus it may not have adequate remedies for any such breach or violation, and it could lose its trade secrets through such breaches or violations. In addition, trade secret laws in the United States vary, and some U.S. courts as well as courts outside the United States are sometimes less willing or unwilling to protect trade secrets. Moreover, it is possible that technology relevant to Yumanity’s business will be independently developed by a person that is not a party to such an agreement. Further, Yumanity’s trade secrets could otherwise become known or be independently discovered by its competitors or other third parties. Yumanity may not be able to prevent the unauthorized disclosure or use of its technical knowledge or trade secrets by consultants, vendors, former employees, and current employees. If Yumanity’s trade secrets or confidential or proprietary information is divulged to or acquired by third parties, including Yumanity’s competitors, Yumanity’s competitive position in the marketplace, business, financial condition, results of operations, and prospects may be materially adversely affected.
Yumanity may be sued for infringing the intellectual property rights of others, which may be costly and time-consuming and may prevent or delay its product development efforts and stop it from commercializing or increase the costs of commercializing its product candidates, if approved.
Yumanity’s success will depend in part on its ability to operate without infringing, misappropriating, or otherwise violating the intellectual property and proprietary rights of third parties. Yumanity cannot assure you that its business, products, and methods do not or will not infringe the patents or other intellectual property rights of third parties. Yumanity may in the future become party to, or threatened with, adversarial proceedings or litigation regarding intellectual property rights with respect to its product candidates and technologies it uses in its business.
The pharmaceutical industry is characterized by extensive litigation regarding patents and other intellectual property rights. Other parties may allege that Yumanity’s product candidates or the use of its technologies infringe or otherwise violate patent claims or other intellectual property rights held by them or that it is employing their proprietary technology without authorization. As Yumanity continues to develop and, if approved, commercialize its current product candidates and future product candidates, competitors may claim that Yumanity’s technology infringes their intellectual property rights as part of business strategies designed to impede its successful commercialization. There may be third-party patents or patent applications with claims to compositions, materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of Yumanity’s product candidates. In particular, Yumanity is aware of an issued patent in each of the United States and Japan that expires in 2030 that covers one of its preclinical assets. Yumanity does not know if it will have reasonable defenses against a claim of infringement or if it will be able to obtain a license to such patent on commercially reasonable terms, if at all. As a result, if the Asset Sale is not completed, Yumanity may not be able to commercialize such asset, if approved, prior to such patent’s expiration.
Yumanity is also aware of U.S. and foreign patents and applications owned by a third party claiming certain compositions of matter and methods of use which it expects to expire in 2031. While Yumanity believes that it has reasonable defenses against a claim of infringement, including non-infringement and invalidity, there can be no assurance that it will prevail in any such action by the holder of these patents. As of the date of this proxy statement/prospectus/information statement, Yumanity is not party to any material ongoing litigation related to intellectual property infringement, but in the event such patents were enforced against Yumanity and deemed to cover one or more of its products, and its defenses were unsuccessful, Yumanity would then need to obtain a license to these patents, which license may not be available on commercially reasonable terms, or at all. As a result, if the Asset Sale is not completed, Yumanity may not be free to manufacture or market its products, including YTX-7739, if approved, prior to expiration of such patents.
Additionally, because patent applications can take many years to issue and may be confidential for 18 months or more after filing, and because patent claims can be revised before issuance, third parties may have currently pending patent applications which may later result in issued patents that Yumanity’s product candidates may infringe, or which such third parties claim are infringed by its technologies. If a patent holder believes one or more of Yumanity’s product candidates infringe its patent rights, the patent holder may sue Yumanity even if Yumanity has received patent protection for its technology. Moreover, Yumanity may face patent infringement claims from non-practicing entities that have no relevant drug revenue and against whom it owns patent portfolio may thus have no deterrent effect.
The outcome of intellectual property litigation is subject to uncertainties that cannot be adequately quantified in advance. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. If Yumanity is sued for patent infringement, it would need to demonstrate that its product candidates, products or methods either do not infringe the patent claims of the relevant patent or that the patent claims are invalid or unenforceable, and it may not be able to do this. Even if Yumanity is successful in these proceedings, it may incur substantial costs and the time and attention of its management and scientific personnel could be diverted in pursuing these proceedings, which could have a material adverse effect on its business and operating results. In addition, Yumanity may not have sufficient resources to bring these actions to a successful conclusion.
Patent and other types of intellectual property litigation can involve complex factual and legal questions, and their outcome is uncertain. If Yumanity is found to infringe a third party’s intellectual property rights, Yumanity could be required to obtain a license from such third party to continue developing and marketing its product candidates and technology. However, Yumanity may not be able to obtain any required license on commercially reasonable terms or at all. Even if Yumanity were to obtain a license, it could be granted on non-exclusive terms, thereby providing its competitors and other third parties access to the same technologies licensed to Yumanity. In addition, if any such claim were successfully asserted against Yumanity and Yumanity could not obtain such a license, Yumanity may be forced to stop or delay developing, manufacturing, selling or otherwise commercializing its product candidates. Any claim relating to intellectual property infringement that is successfully asserted against Yumanity may require Yumanity to pay substantial damages, including treble damages and attorney’s fees if Yumanity is found to be willfully infringing another party’s patents, for past use of the asserted intellectual property and royalties and other consideration going forward if Yumanity is forced to take a license.
Even if Yumanity is successful in these proceedings, it may incur substantial costs and divert management time and attention in pursuing these proceedings, which could have a material adverse effect on Yumanity. There could also be public announcements of the results of the hearing, motions, or other interim proceedings or developments and if securities analysts or investors perceive those results to be negative, it could cause the price of shares of Yumanity’s common stock to decline. If Yumanity is unable to avoid infringing the patent rights of others, it may be required to seek a license, defend an infringement action, or challenge the validity of the patents in court, or redesign its products. Patent litigation is costly and time-consuming. Yumanity may not have sufficient resources to bring these actions to a successful conclusion. In addition, intellectual property litigation or claims could force Yumanity to do one or more of the following:
•	cease developing, selling or otherwise commercializing its product candidates;
•	pay substantial damages for past use of the asserted intellectual property;
•	obtain a license from the holder of the asserted intellectual property, which license may not be available on reasonable terms, if at all; and
•
in the case of trademark claims, redesign, or rename, some or all of its product candidates to avoid infringing the intellectual property rights of third parties, which may not be possible and, even if possible, could be costly and time-consuming.

Any of these risks coming to fruition could have a material adverse effect on Yumanity’s business, results of operations, financial condition, and prospects.
Yumanity may be subject to claims challenging the inventorship or ownership of its patents and other intellectual property.
Yumanity enters into confidentiality and intellectual property assignment agreements with its employees, consultants, outside scientific collaborators, sponsored researchers, and other advisors. These agreements generally provide that inventions conceived by the party in the course of rendering services to Yumanity will be Yumanity’s exclusive property. However, these agreements may not be honored and may not effectively assign intellectual property rights to Yumanity. The assignment of intellectual property rights under these agreements may not be automatic upon the creation of the intellectual property or the assignment agreements may be breached, and Yumanity may be forced to bring claims against third parties, or defend claims that they may bring against Yumanity, to determine the ownership of what Yumanity regards as its intellectual property. For example, even if Yumanity has a consulting agreement in place with an academic advisor pursuant to which such academic advisor is required to assign any inventions developed in connection with providing services to Yumanity, such academic advisor may not have the right to assign such inventions to Yumanity, as it may conflict with his or her obligations to assign all such intellectual property to his or her employing institution.
Litigation may be necessary to defend against these and other claims challenging inventorship or ownership. If Yumanity fails in defending any such claims, in addition to paying monetary damages, Yumanity may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on Yumanity’s business. Even if Yumanity is successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.
Obtaining and maintaining Yumanity’s patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by governmental patent agencies, and Yumanity’s patent protection could be reduced or eliminated for non-compliance with these requirements.
Periodic maintenance fees, renewal fees, annuity fees, and various other government fees on Yumanity’s owned and in-licensed patents and patent applications are or will be due to be paid to the U.S. Patent and Trademark Office (“USPTO”) in several stages and various government patent agencies outside of the United States over the lifetime of such patents and patent applications and any patent rights it may own or license in the future. Yumanity has systems in place to remind it to pay these fees, and it employs outside firms to remind it or its licensors to pay annuity fees due to foreign patent agencies on its foreign patents and pending foreign patent applications. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment, and other similar provisions over the lifetime of Yumanity’s owned patents and applications. In some cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, competitors or other third parties might be able to enter the market earlier than would otherwise have been the case and this circumstance could have a material adverse effect on Yumanity’s business, financial condition, results of operations, and prospects.
Yumanity may be involved in lawsuits or other proceedings to protect or enforce its intellectual property, which could be expensive, time-consuming, and unsuccessful.
Even if Yumanity’s patent applications are issued, competitors and other third parties may infringe, misappropriate, or otherwise violate its patents and other intellectual property rights. To counter infringement or unauthorized use, Yumanity may be required to file infringement claims, which can be expensive and time-consuming and divert the attention of its management and key personnel from its business operations.
Furthermore, many of Yumanity’s adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions than Yumanity can. Yumanity’s ability to enforce its patent rights also depends on its ability to detect infringement. It is difficult to detect infringers who do not advertise the components that are used in their products. Moreover, it may be difficult or impossible to obtain evidence of infringement in a competitor’s or potential competitor’s product.
In an infringement proceeding, a court may disagree with Yumanity’s allegations and refuse to stop the other party from using the technology at issue on the grounds that its patents do not cover the technology in question, or may decide that a patent of Yumanity’s is invalid, unenforceable or not infringed. An adverse result in any litigation, defense or post-grant proceedings could result in one or more of Yumanity’s patents being invalidated or interpreted narrowly and could put its patent applications at risk of not issuing. If any of Yumanity’s patents, if and when issued, covering its product candidates are invalidated or found unenforceable, Yumanity’s financial position and results of operations would be materially and adversely impacted. Yumanity may not prevail in any lawsuits that it initiates and the damages or other remedies awarded if it were to prevail may not be commercially meaningful.
Interference proceedings provoked by third parties or brought by Yumanity may be necessary to determine the priority of inventions with respect to Yumanity’s patents or patent applications. An unfavorable outcome could require Yumanity to cease using the related technology or to attempt to license rights to it from the prevailing party. Yumanity’s business could be harmed if the prevailing party does not offer it a license on commercially reasonable terms. Yumanity’s involvement in litigation or interference proceedings may fail and, even if successful, may result in substantial costs, and distract its management and other employees. Yumanity may not be able to prevent infringement, misappropriation of, or other violations of its intellectual property rights, particularly in countries where the laws may not protect those rights as fully as in the United States.
Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of Yumanity’s confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of Yumanity’s common stock. Such litigation or proceedings could substantially increase Yumanity’s operating losses and reduce the resources available for development activities or any future sales, marketing, or distribution activities. Yumanity may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of Yumanity’s competitors may be able to sustain the costs of such litigation or proceedings more effectively than Yumanity can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on Yumanity’s ability to compete in the marketplace.
Issued patents covering Yumanity’s discovery engine platform and its product candidates could be found invalid or unenforceable if challenged.
If Yumanity initiated legal proceedings against a third party to enforce a patent, if and when issued, covering its discovery engine platform or one of its product candidates, the defendant could counterclaim that the patent covering Yumanity’s product candidate is invalid and/or unenforceable. The outcome of any such proceeding is generally unpredictable.
In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge include alleged failures to meet any of several statutory requirements, including lack of novelty, obviousness or non-enablement. Grounds for unenforceability assertions of a patent include allegations that someone connected with prosecution of the patent application that matured into the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution of the patent application. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, inter partes review, post grant review and equivalent proceedings in foreign jurisdictions, e.g., opposition proceedings. Such proceedings could result in revocation or amendment of Yumanity’s patents in such a way that they no longer cover its product candidates or competitive products. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to validity, for example, Yumanity cannot be certain that there is no invalidating prior art, of which it and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, Yumanity would lose at least part, and perhaps all, of the patent protection on its product candidates. Such a loss of patent protection would have a material adverse impact on Yumanity’s business.
Yumanity may not seek to protect its intellectual property rights in all jurisdictions throughout the world and it may not be able to adequately enforce its intellectual property rights even in the jurisdictions where it seeks protection.
Filing and prosecuting patent applications, and defending patents on Yumanity’s discovery engine platform and product candidates in all countries and jurisdictions throughout the world would be prohibitively expensive, and Yumanity’s intellectual property rights in some countries outside the United States could be less extensive than those in the United States, assuming that rights are obtained in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, Yumanity may not be able to prevent third parties from practicing its inventions in all countries outside the United States, or from selling or importing products made using Yumanity’s inventions in and into the United States or other jurisdictions. In addition, the statutory deadlines for pursuing patent protection in individual foreign jurisdictions are based on the priority date of each of Yumanity’s patent applications and it may not timely file foreign patent applications. For the patent families related to YTX-7739, as well as for many of the patent families that Yumanity owns, the relevant statutory deadlines have not yet expired. Thus, for each of the patent families that Yumanity believes provides coverage for its lead product candidate, if the Asset Sale is not completed then Yumanity will need to decide whether and where to pursue protection outside the United States.
Competitors may use Yumanity’s technologies in jurisdictions where Yumanity does not pursue and obtain patent protection to develop their own products and further, may export otherwise infringing products to territories where

Yumanity has patent protection, but enforcement is not as strong as that in the United States. These products may compete with Yumanity’s products and its patents or other intellectual property rights may not be effective or sufficient to prevent them from competing. Even if Yumanity pursues and obtains issued patents in particular jurisdictions, Yumanity’s patent claims or other intellectual property rights may not be effective or sufficient to prevent third parties from so competing.
The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of some countries, particularly developing countries, do not favor the enforcement of patents and other intellectual property protection, especially those relating to biotechnology or pharmaceuticals. This could make it difficult for Yumanity to stop the infringement of its patents, if obtained, or the misappropriation of or marketing of competing products in violation of its other intellectual property rights. For example, many foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, many countries limit the enforceability of patents against third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit. Patent protection must ultimately be sought on a country-by-country basis, which is an expensive and time-consuming process with uncertain outcomes. Accordingly, Yumanity may choose not to seek patent protection in certain countries, and it will not have the benefit of patent protection in such countries.
Proceedings to enforce Yumanity’s patent rights in foreign jurisdictions could result in substantial costs and divert Yumanity’s efforts and attention from other aspects of its business, could put its patents at risk of being invalidated or interpreted narrowly, could put its patent applications at risk of not issuing, and could provoke third parties to assert claims against it. Yumanity may not prevail in any lawsuits that it initiates and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, Yumanity’s efforts to enforce its intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that Yumanity develops or licenses.
If Yumanity does not obtain additional protection under the Hatch-Waxman Act and similar foreign legislation by extending the patent terms and obtaining data exclusivity for its product candidates, Yumanity’s business may be materially harmed.
Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from Yumanity’s earliest U.S. non-provisional filing date in its chain of priority. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering Yumanity’s product candidates are obtained, once the patent life has expired for a product candidate, it may be open to competition from competitive medications, including generic medications. Given the amount of time required for the development, testing, and regulatory review of new product candidates, patents protecting such product candidates might expire before or shortly after such product candidates are commercialized. As a result, Yumanity’s patent portfolio may not provide it with sufficient rights to exclude others from commercializing product candidates similar or identical to Yumanity’s.
Depending upon the timing, duration, and specifics of FDA marketing approval of Yumanity’s product candidates, one or more of the U.S. patents it owns may be eligible for a limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Act. The Hatch-Waxman Act permits a patent term extension of up to five years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. However, Yumanity may not be granted an extension because of, for example, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than Yumanity requests. If Yumanity is unable to obtain a patent term extension or the term of any such extension is less than it requests, the duration of patent protection Yumanity obtains for its product candidates may not provide it with any meaningful commercial or competitive advantage, Yumanity’s competitors may obtain approval of competing products earlier than they would otherwise be able to do so, and Yumanity’s ability to generate revenues could be materially adversely affected.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing Yumanity’s ability to protect its products.
As is the case with other biotechnology companies, Yumanity’s success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biotechnology industry involve both technological and legal complexity, and is therefore costly, time-consuming, and inherently uncertain. In addition, the United States has recently enacted and is currently implementing wide-ranging patent reform legislation under the Leahy-Smith America Invents Act (the “America Invents Act”). The America Invents Act includes a number of significant changes to U.S. patent law. After March 2013, under the America Invents Act, the United States transitioned to a first-inventor-to-file system in which, assuming that other requirements for patentability are met, the first-inventor-to-file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. The America Invents Act also includes provisions that affect the way patent applications will be prosecuted and that may also affect patent litigation. It is not yet clear what, if any, impact the America Invents Act will have on the operation of Yumanity’s business. However, the America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of Yumanity’s patent applications and the enforcement or defense of any patents that may issue from its patent applications, all of which could have a material adverse effect on Yumanity’s business and financial condition.
In addition, recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. The full impact of these decisions is not yet known. For example, on March 20, 2012, in Mayo Collaborative Services, DBA Mayo Medical Laboratories, et al. v. Prometheus Laboratories, Inc., the Court held that several claims drawn to measuring drug metabolite levels from patient samples and correlating them to drug doses were not patentable subject matter. The decision appears to impact diagnostics patents that merely apply a law of nature via a series of routine steps and it has created uncertainty around the ability to obtain patent protection for certain inventions. Additionally, on June 13, 2013, in Association for Molecular Pathology v. Myriad Genetics, Inc., the Court held that claims to isolated genomic DNA are not patentable, but claims to complementary DNA molecules are patent eligible because they are not a natural product. The effect of the decision on patents for other isolated natural products is uncertain. However, on March 4, 2014, the USPTO issued a memorandum to patent examiners providing guidance for examining claims that recite laws of nature, natural phenomena or natural products under the Myriad and Prometheus decisions. This guidance did not limit the application of Myriad to DNA but rather applied the decision to other natural products.
In addition to increasing uncertainty with regard to Yumanity’s ability to obtain future patents, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on these and other decisions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could weaken Yumanity’s ability to obtain new patents or to enforce any patents that may issue in the future.
Yumanity may be subject to damages resulting from claims that it or its employees, consultants, or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers.
Yumanity’s employees have been previously employed at other biotechnology or pharmaceutical companies, including its competitors or potential competitors. Yumanity also engages advisors and consultants who are concurrently employed at universities or who perform services for other entities.
Although Yumanity tries to ensure that its employees, consultants, and advisors do not use the proprietary information or know-how of others in their work for Yumanity, and although Yumanity is not aware of any claims currently pending against it, Yumanity may be subject to claims that it or its employees, advisors, or consultants have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of a former employer or other third party. Yumanity has and may in the future also be subject to claims that an employee, advisor, or consultant performed work for it that conflicts with that person’s obligations to a third party, such as an employer, and thus, that the third party has an ownership interest in the intellectual property arising out of work performed for it. Litigation may be necessary to defend against these claims. Even if Yumanity is successful in defending against these claims, litigation could result in substantial costs and be a distraction to management. If Yumanity fails in defending such claims, in addition to paying money claims, it may lose valuable intellectual property rights or personnel. A loss of key personnel or their work product could hamper or prevent Yumanity’s ability to commercialize its product candidates, which would materially adversely affect its commercial development efforts.

Yumanity may not be successful in obtaining, through acquisitions, in-licenses or otherwise, necessary rights to its discovery engine platform, product candidates or other technologies.
Yumanity currently has rights to intellectual property, through licenses from third parties, to identify and develop its discovery engine platform technology and product candidates. Many pharmaceutical companies, biotechnology companies, and academic institutions are competing with Yumanity in the field of neurodegeneration and discovery engine platform and may have patents and have filed and are likely filing patent applications potentially relevant to Yumanity’s business. In order to avoid infringing these third-party patents, Yumanity may find it necessary or prudent to obtain licenses to such patents from such third-party intellectual property holders. In addition, with respect to any patents Yumanity co-owns with third parties, Yumanity may require licenses to such co-owners’ interest to such patents. However, Yumanity may be unable to secure such licenses or otherwise acquire or in-license any compositions, methods of use, processes, or other intellectual property rights from third parties that it identifies as necessary for its current or future product candidates and its discovery engine platform technology. The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third party intellectual property rights that Yumanity may consider attractive or necessary. These established companies may have a competitive advantage over Yumanity due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive Yumanity to be a competitor may be unwilling to assign or license rights to Yumanity. Yumanity also may be unable to license or acquire third party intellectual property rights on terms that would allow it to make an appropriate return on its investment or at all. If Yumanity is unable to successfully obtain rights to required third party intellectual property rights or maintain the existing intellectual property rights it has, Yumanity may have to abandon development of the relevant program or product candidate, which could have a material adverse effect on Yumanity’s business, financial condition, results of operations and prospects.
Numerous factors may limit any potential competitive advantage provided by Yumanity’s intellectual property rights.
The degree of future protection afforded by Yumanity’s intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect Yumanity’s business, provide a barrier to entry against Yumanity’s competitors or potential competitors, or permit Yumanity to maintain its competitive advantage. Moreover, if a third party has intellectual property rights that cover the practice of Yumanity’s technology, Yumanity may not be able to fully exercise or extract value from Yumanity’s intellectual property rights. The following examples are illustrative:
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others may be able to make products that are similar to Yumanity’s product candidates or utilize similar technology but that are not covered by the claims of the patents that Yumanity licenses or may own;

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Yumanity, or its current or future licensors or collaborators, might not have been the first to make the inventions covered by the issued patent or pending patent application that Yumanity licenses or owns now or in the future;

•	Yumanity, or its current or future licensors or collaborators, might not have been the first to file patent applications covering certain of Yumanity’s or their inventions;
•	others may independently develop similar or alternative technologies or duplicate any of Yumanity’s technologies without infringing Yumanity’s owned or licensed intellectual property rights;
•	it is possible that Yumanity’s current or future pending owned or licensed patent applications will not lead to issued patents;
•	issued patents that Yumanity holds rights to may be held invalid or unenforceable, including as a result of legal challenges by Yumanity’s competitors or other third parties;
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Yumanity’s competitors or other third parties might conduct research and development activities in countries where Yumanity does not have patent rights and then use the information learned from such activities to develop competitive products for sale in Yumanity’s major commercial markets;

•	Yumanity may not develop additional proprietary technologies that are patentable;
•	the patents of others may harm Yumanity’s business; and

•	Yumanity may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.
Should any of these events occur, they could significantly harm Yumanity’s business and results of operations.
Risks Related to Yumanity’s Business Operations, Employee Matters and Managing Growth
Yumanity’s corporate restructuring and the associated headcount reduction announced in February 2022 may not result in anticipated savings, could result in total costs and expenses and attrition that are greater than expected and could disrupt its business.
On February 17, 2022, Yumanity announced an approximate 60% reduction in headcount as part of a corporate restructuring. Yumanity may not realize, in full or in part, the anticipated benefits, savings and improvements in its cost structure from its restructuring efforts due to unforeseen difficulties, delays or unexpected costs. If Yumanity is unable to realize the expected operational efficiencies and cost savings from the restructuring, its operating results and financial condition would be adversely affected. Yumanity also cannot guarantee that it will not have to undertake additional headcount reductions or restructuring activities in the future. Furthermore, Yumanity’s restructuring activities may be disruptive to its operations. For example, Yumanity’s headcount reductions could yield unanticipated consequences, such as attrition beyond planned staff reductions, or increase difficulties in its day-to-day operations. Yumanity’s headcount reductions could also harm its ability to attract and retain qualified management, scientific, clinical, manufacturing and other personnel who are critical to its business. Any failure to attract or retain qualified personnel could prevent Yumanity from successfully developing and commercializing its product candidates in the future.
Yumanity’s future success depends on its ability to retain its management team and to retain and motivate qualified personnel.
Yumanity’s ability to compete in the highly competitive biotechnology and biopharmaceuticals industries depends upon its ability to retain highly qualified managerial, scientific, and medical personnel. In order to induce valuable employees to continue their employment with Yumanity, Yumanity has provided stock options and restricted stock that vest over time. The value to employees of stock options that vest over time is significantly affected by movements in Yumanity’s stock price that are beyond its control and may at any time be insufficient to counteract more lucrative offers from other companies.
Yumanity is highly dependent on its management, scientific and medical personnel, including its Chief Executive Officer, Richard Peters, M.D., Ph.D. Despite Yumanity’s efforts to retain valuable employees, members of its management, scientific, and development teams may terminate their employment with it on short notice. The loss of the services of any of Yumanity’s executive officers, including Dr. Peters, other key employees and other scientific and medical advisors, and an inability to find suitable replacements could result in delays in product development and harm Yumanity’s business. Pursuant to their employment arrangements, each of Yumanity’s executive officers, and other employees may voluntarily terminate their employment at any time, with or without notice. Yumanity’s success also depends on its ability to continue to attract, retain, and motivate highly skilled junior, mid-level, and senior managers as well as junior, mid-level, and senior scientific and medical personnel. While Yumanity committed to pay one-time employee retention payments to certain employees at the time it effected its February 2022 corporate restructuring, the combination of having effected such a restructuring and Yumanity’s announced plans to explore strategic alternatives may make it increasingly difficult for it to retain its executive officers, other key employees and other scientific and medical advisors.
Yumanity may not be able to attract or retain qualified management and scientific personnel in the future due to the intense competition for a limited number of qualified personnel among biopharmaceutical, biotechnology, pharmaceutical, and other businesses. Many of the other pharmaceutical companies that Yumanity competes against for qualified personnel have greater financial and other resources, different risk profiles, and a longer history in the industry than it does. They also may provide more diverse opportunities and better chances for career advancement. Some of these characteristics may be more appealing to high quality candidates than what Yumanity may be able to offer. Yumanity also experiences competition for the hiring of scientific personnel from universities and research institutions. If Yumanity is unable to continue to attract and retain high quality personnel, the rate and success at which it can develop and commercialize product candidates will be limited.

Yumanity may need to grow the size of its organization and it may experience difficulties identifying and hiring the right employees and in managing this growth.
Although Yumanity announced in February 2022 an approximate 60% reduction in its headcount, it is possible that, in the future, it may experience significant growth in the number of its employees and the scope of its operations, particularly in the areas of research and development, product development and manufacturing, regulatory affairs and, if any product candidates are submitted for or receive marketing approval, sales, marketing and distribution. Future growth would impose significant added responsibilities on members of management, including:
•	identifying, recruiting, integrating, maintaining and motivating additional employees;
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managing its internal development efforts effectively, including the clinical and FDA review process for its product candidates, while complying with its contractual obligations to contractors and other third parties; and

•	improving its operational, financial and management controls, reporting systems and procedures.
Yumanity’s future financial performance and its ability to commercialize its product candidates may depend, in part, on its ability to effectively manage any future growth and its management may also have to divert a disproportionate amount of its attention away from day-to-day activities in order to devote a substantial amount of time to managing these growth activities.
Yumanity currently relies, and for the foreseeable future will continue to rely, in substantial part on certain independent organizations, advisors, contractors and consultants to provide certain services, including substantially all aspects of regulatory approval, clinical management and manufacturing. There can be no assurance that the services of independent organizations, advisors, contractors and consultants will continue to be available to Yumanity on a timely basis when needed or that it will be able to find qualified replacements. In addition, if Yumanity is unable to effectively manage its outsourced activities or if the quality or accuracy of the services provided by independent organizations, advisors, contractors or consultants is compromised for any reason, its clinical trials may be extended, delayed or terminated and it may not be able to obtain regulatory approval of its product candidates or otherwise advance its business. There can be no assurance that Yumanity will be able to manage its existing independent organizations, advisors, contractors or consultants or find other competent resources on economically reasonable terms, or at all.If Yumanity is not able to effectively expand its organization by hiring new employees and expanding the roster of independent organizations, advisors and consultants on whom it relies on an outsourced basis, it may not be able successfully to implement the tasks necessary to further develop and commercialize its product candidates and, accordingly, may not achieve its research, development and commercialization goals.
Yumanity faces potential product liability exposure, and, if claims are brought against it, it may incur substantial liability.
The use of Yumanity’s product candidates in clinical trials and the sale of its product candidates, if approved, exposes it to the risk of product liability claims. Product liability claims might be brought against Yumanity by patients, healthcare providers, or others selling or otherwise coming into contact with its product candidates. For example, Yumanity may be sued if any product it develops allegedly causes injury or is found to be otherwise unsuitable during product testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, including as a result of interactions with alcohol or other drugs, negligence, strict liability, and a breach of warranties. Claims could also be asserted under state consumer protection acts. If Yumanity becomes subject to product liability claims and cannot successfully defend itself against them, it could incur substantial liabilities. In addition, regardless of merit or eventual outcome, product liability claims may result in, among other things:
•	withdrawal of subjects from its clinical trials;
•	substantial monetary awards to patients or other claimants;
•	decreased demand for its product candidates or any future product candidates following marketing approval, if obtained;
•	damage to its reputation and exposure to adverse publicity;
•	increased FDA warnings on product labels;
•	litigation costs;

•	distraction of management’s attention from its primary business;
•	loss of revenue; and
•	the inability to successfully commercialize its product candidates or any future product candidates, if approved.
Yumanity maintains product liability insurance coverage for its clinical trials with a €5 million annual aggregate coverage limit. Nevertheless, Yumanity’s insurance coverage may be insufficient to reimburse it for any expenses or losses it may suffer. Moreover, in the future, Yumanity may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect it against losses, including if insurance coverage becomes increasingly expensive. If and when Yumanity obtains marketing approval for its product candidates, it intends to expand its insurance coverage to include the sale of commercial products; however, it may not be able to obtain this product liability insurance on commercially reasonable terms. Large judgments have been awarded in class action lawsuits based on drugs that had unanticipated side effects. The cost of any product liability litigation or other proceedings, even if resolved in Yumanity’s favor, could be substantial, particularly in light of the size of its business and financial resources. A product liability claim or series of claims brought against Yumanity could cause its stock price to decline and, if it is unsuccessful in defending such a claim or claims and the resulting judgments exceed its insurance coverage, its financial condition, business, and prospects could be materially adversely affected.
Inadequate funding for the FDA, the SEC and other government agencies, including from government shut downs, or other disruptions to these agencies’ operations, could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of Yumanity’s business may rely, which could negatively impact its business.
The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, the ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of the SEC and other government agencies on which Yumanity’s operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable.
Disruptions at the FDA and other agencies may also slow the time necessary for new product candidates to be reviewed and/or approved by necessary government agencies, which would adversely affect Yumanity’s business. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process Yumanity’s regulatory submissions, which could have a material adverse effect on its business. Further, future government shutdowns could impact Yumanity’s ability to access the public markets and obtain necessary capital in order to properly capitalize and continue its operations.
If Yumanity fails to maintain proper and effective internal controls, its ability to produce accurate and timely financial statements could be impaired, which could result in sanctions or other penalties that would harm its business.
Yumanity is subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and the rules and regulations of Nasdaq. The Sarbanes-Oxley Act requires, among other things, that Yumanity maintain effective disclosure controls and procedures and internal controls over financial reporting. Yumanity must perform system and process design evaluation and testing of the effectiveness of its internal controls over financial reporting to allow management to report on the effectiveness of its internal controls over financial reporting in its Form 10-K filing for that year, as required by Section 404. This requires that Yumanity incur substantial additional professional fees and internal costs related to its accounting and finance functions and that it expend significant management efforts. Prior to the merger with Proteostasis, Yumanity had never been required to test its internal controls within a specified period and, as a result, Yumanity may experience difficulty in meeting these reporting requirements in a timely manner.
Yumanity may discover weaknesses in its system of internal financial and accounting controls and procedures that could result in a material misstatement of its financial statements. Yumanity’s internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If Yumanity is not able to comply with the requirements of Section 404 in a timely manner, or if it is unable to maintain proper and effective internal controls over financial reporting, it may not be able to produce timely and accurate financial statements. If that were to happen, Yumanity’s investors could lose confidence in its reported financial information, the market price of its stock could decline and it could be subject to sanctions or investigations by the SEC or other regulatory authorities.
Changes in tax law could adversely affect Yumanity’s business and financial condition.
The rules dealing with U.S. federal, state, and local and non-U.S. taxation are constantly under review by persons involved in the legislative process, the Internal Revenue Service, the U.S. Treasury Department and other taxing authorities. Changes to tax laws or tax rulings, or changes in interpretations of existing laws (which changes may have retroactive application), could adversely affect Yumanity or holders of its common stock. These changes could subject Yumanity to additional income-based taxes and non-income taxes (such as payroll, sales, use, value-added, digital tax, net worth, property, and goods and services taxes), which in turn could materially affect its financial position and results of operations. Additionally, new, changed, modified, or newly interpreted or applied tax laws could increase Yumanity’s customers’ and its compliance, operating and other costs, as well as the costs of its products. In recent years, many such changes have been made, and changes are likely to continue to occur in the future. Any changes in the U.S. and non-U.S. taxation of Yumanity’s business activities may increase Yumanity’s effective tax rate and harm its business, financial condition, and results of operations.
Yumanity’s ability to use its net operating loss carryforwards and certain tax credit carryforwards may be subject to limitation.
As of December 31, 2021, Yumanity had federal and state net operating loss (“NOL”) carryforwards of $486.6 million and $497.2 million, respectively. Of the federal NOL carryforwards, $228.1 million begin to expire in 2026, and $258.5 million can be carried forward indefinitely. As of December 31, 2021, Yumanity had $0.1 million of foreign net operating loss carryforwards that do not expire. Under Section 382 of the Internal Revenue Code (“Section 382”), changes in Yumanity’s ownership may limit the amount of its net operating loss carryforwards and research and development tax credit carryforwards that could be utilized annually to offset its future taxable income, if any. This limitation would generally apply in the event of a cumulative change in ownership of Yumanity of more than 50% within a three-year period. Any such limitation may significantly reduce Yumanity’s ability to utilize its NOL carryforwards and research and development tax credit carryforwards before they expire. Yumanity’s existing NOLs may be subject to limitations arising from previous ownership changes, which could have a material adverse effect on its results of operations in future years. Yumanity has not yet completed a Section 382 analysis, and therefore, there can be no assurances that the NOL is already not limited. In addition, the Merger, if consummated, is expected to constitute an ownership change under Section 382. Yumanity’s NOLs may also be impaired under state law. Accordingly, Yumanity may not be able to utilize a material portion of Yumanity’s NOLs.
In addition, the reduction of the corporate tax rate under the Tax Cuts and Jobs Act of 2017 (“TCJA”) may cause a reduction in the economic benefit of Yumanity’s NOL carryforwards and other deferred tax assets available to it. For example, while the TCJA allows for federal NOLs incurred in tax years beginning after December 31, 2017 to be carried forward indefinitely, the TCJA also imposes an 80% limitation on the use of NOLs that are generated in tax years beginning after December 31, 2017. Net operating losses generated prior to December 31, 2017, however, will still have a 20-year carryforward period, but are not subject to the 80% limitation.
The Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”) modifies, among other things, the rules governing NOLs. NOLs arising in tax years 2019, 2020, and 2021 are subject to a five year carryback and indefinite carryforward, while NOLs arising in tax years beginning after December 31, 2020 also are subject to indefinite carryforward but cannot be carried back. The CARES Act also suspends the 80% limitation mentioned above for NOLs generated in taxable years ending after December 31, 2017 that are used in taxable years ending on or prior to December 31, 2020. In future years, if and when a net deferred tax asset is recognized related to Yumanity’s NOLs, the changes in the carryforward/carryback periods as well as the new limitation on use of NOLs may significantly impact its valuation allowance assessments for NOLs generated after December 31, 2017.
Furthermore, the ability of the combined organization to utilize Yumanity’s NOLs following the Merger is conditioned upon the combined organization maintaining profitability in the future and generating U.S. federal taxable income. Since Yumanity does not know whether or when the combined organization will generate the U.S. federal taxable income necessary to utilize Yumanity’s remaining NOLs, these NOL carryforwards generated prior to December 31, 2017 could expire unused. Notwithstanding the foregoing discussion of NOLs, Yumanity has recorded a full valuation allowance related to its NOLs due to the uncertainty of the ultimate realization of the future benefits of such NOLs.
Yumanity may acquire businesses or products, or form strategic alliances, in the future, and it may not realize the benefits of such acquisitions.
Yumanity may acquire additional businesses or products, form strategic alliances, or create joint ventures with third parties that it believes will complement or augment its existing business. If Yumanity acquires businesses with promising markets or technologies, it may not be able to realize the benefit of acquiring such businesses if it is unable to successfully integrate them with its existing operations and company culture. Yumanity may encounter numerous difficulties in developing, manufacturing, and marketing any new products resulting from a strategic alliance or acquisition that delay or prevent it from realizing their expected benefits or enhancing its business. Yumanity cannot provide assurance that, following any such acquisition, it will achieve the synergies expected in order to justify the transaction.
Risks Related to Yumanity’s Common Stock
The market price of Yumanity’s common stock may be highly volatile, and you may not be able to resell Yumanity’s shares at or above the price at which you purchased its shares.
The market price for Yumanity’s common stock historically has been highly volatile and could continue to be subject to wide fluctuations in response to various factors. The daily closing market price for Yumanity’s common stock has varied between a high price of $10.48 on October 1, 2021 and a low price of $0.97 on March 11, 2022 in the twelve-month period ending on September 30, 2022. The stock market in general, and the market for biopharmaceutical companies in particular, has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your common stock at or above the price at which you purchased your shares. The market price for Yumanity’s common stock may be influenced by many factors, including:
•	failure to lift the partial clinical hold on its IND for YTX-7739 by the FDA, if the Asset Sale is not completed;
•	adverse results or delays in preclinical studies or clinical trials;
•	an inability to obtain additional funding;
•	failure by it to successfully develop and commercialize its product candidates;
•	failure by it to maintain its existing strategic collaborations or enter into new collaborations;
•	failure by it or its licensors and strategic partners to prosecute, maintain or enforce its intellectual property rights;
•	changes in laws or regulations applicable to future products;
•	an inability to obtain adequate product supply for its product candidates, or the inability to do so at acceptable prices;
•	adverse regulatory decisions;
•	the introduction of new products, services or technologies by its competitors;
•	failure by it to meet or exceed financial projections it may provide to the public;
•	failure by it to meet or exceed the financial projections of the investment community;
•	the perception of the pharmaceutical industry by the public, legislatures, regulators and the investment community;
•	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by it, its strategic partners or its competitors;
•	disputes or other developments relating to proprietary rights, including patents, litigation matters and its ability to obtain patent protection for its technologies;

•	additions or departures of key scientific or management personnel;
•	significant lawsuits, including patent or stockholder litigation;
•	changes in the market valuations of similar companies;
•	sales of its common stock by it or its stockholders in the future; and
•	the trading volume of its common stock.
In addition, companies trading in the stock market in general, and The Nasdaq Capital Market in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of Yumanity’s common stock, regardless of its actual operating performance.
Yumanity’s quarterly operating results may fluctuate substantially, which may cause the price of its common stock to fluctuate substantially.
Yumanity expects its quarterly operating results to be subject to fluctuations. Yumanity’s net income or loss and other operating results may be affected by numerous factors, including:
•	its ability to complete the Merger, the Asset Sale, or any strategic transaction;
•	derivative instruments recorded at fair value;
•	asset impairments, severance costs, lease termination costs, transaction and other costs triggered by a wind down of its operations; and
•	any lawsuits in which it may become involved.
If Yumanity’s quarterly operating results fall below the expectations of investors or securities analysts, the price of its common stock could decline substantially. Furthermore, any quarterly fluctuations in its operating results may, in turn, cause the price of its stock to fluctuate substantially.
If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about Yumanity’s business or cease coverage of Yumanity, Yumanity’s share price and trading volume could decline.
The trading market for Yumanity’s common stock will likely depend in part on the research and reports that securities or industry analysts publish about Yumanity or its business. Yumanity does not have any control over these analysts. Although Yumanity has obtained research coverage from certain analysts, there can be no assurance that analysts will continue to cover it or provide favorable coverage. If one or more analysts downgrade Yumanity’s stock or change their opinion of its stock, its share price would likely decline. Recently, one securities analyst ceased coverage of Yumanity, and, if one or more of the remaining analysts ceases coverage of Yumanity or fails to publish reports on it regularly, Yumanity could lose visibility in the financial markets and demand for Yumanity’s stock could decrease, which could cause its stock price and trading volume to decline.
Yumanity’s principal stockholders and management own a significant percentage of its stock and will be able to exert significant control over matters subject to stockholder approval.
As of August 31, 2022, Yumanity’s executive officers, directors, five percent or greater stockholders and their affiliates beneficially own approximately 37.3% of its outstanding voting stock on a partially-diluted basis. These stockholders may have the ability to influence Yumanity through their ownership positions. These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders, acting together, may be able to control elections of directors or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for Yumanity’s common stock that you may believe are in your best interest as one of Yumanity’s stockholders.
Yumanity expects its stock price to continue to be volatile, and securities class action litigation has often been instituted against companies following periods of volatility of their stock price or after the announcement of a change in control transaction. Any such litigation, if instituted against Yumanity, could result in substantial costs and a diversion of its management’s attention and resources.
In the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This risk is especially relevant for Yumanity because pharmaceutical companies have experienced significant stock price volatility in recent years. This litigation, if instituted against Yumanity, could result in substantial costs and a diversion of its management’s attention and resources, which could harm its business. This litigation, if instituted against Yumanity, could also impair Yumanity’s ability to successfully complete a potential strategic transaction on terms that are favorable to its stockholders, or at all.
An active trading market for Yumanity’s common stock may not be sustained.
Although Yumanity’s common stock is listed on The Nasdaq Capital Market, an active trading market for its shares may never be sustained. If an active market for Yumanity’s common stock is not sustained, it may be difficult for you to sell shares you purchased without depressing the market price for the shares, or at all.
An inactive trading market may also impair Yumanity’s ability to raise capital to continue to fund operations by selling additional shares and may impair Yumanity’s ability to acquire other companies or technologies by using its shares as consideration.
Yumanity has never paid and, other than in connection with the Asset Sale, does not intend to pay cash dividends in the foreseeable future. As a result, capital appreciation, if any, will be your sole source of gain.
Yumanity has never paid cash dividends on any of its capital stock. In connection with the closing of the Asset Sale, Yumanity plans to distribute any remaining available cash proceeds from the Asset Sale to Yumanity stockholders via a one-time dividend, net of any amounts retained for outstanding obligations and net cash requirements associated with the closing of the Merger. The amount of such dividend (if any) is currently uncertain, pending the determination of Yumanity’s outstanding obligations and net cash position as of the closing of the Merger. Other than the potential distribution in connection with the closing of the Asset Sale, Yumanity does not currently anticipate declaring or paying cash dividends on its capital stock in the foreseeable future. Yumanity intends to retain future earnings, if any, to fund the development and growth of its business. In addition, Yumanity may enter into future debt agreements that restrict its ability to pay dividends. As a result, other than the potential distribution in connection with the closing of the Asset Sale, capital appreciation, if any, of Yumanity’s common stock will be your sole source of gain for the foreseeable future.
Provisions in Yumanity’s fifth amended and restated certificate of incorporation and amended and restated bylaws and Delaware law might discourage, delay or prevent a change in control of Yumanity or changes in its management and, therefore, depress the market price of its common stock.
Yumanity’s fifth amended and restated certificate of incorporation and its amended and restated bylaws contain provisions that could depress the market price of its common stock by acting to discourage, delay or prevent a change in control of Yumanity or changes in its management that the stockholders of Yumanity may deem advantageous. These provisions among other things:
•	establish a classified board of directors so that not all members of the board are elected at one time;
•	permit the board of directors to establish the number of directors and fill any vacancies and newly-created directorships;
•	provide that directors may only be removed for cause and only by the affirmative vote of the holders of 75% or more of the outstanding shares of our capital stock then entitled to vote;
•	require super-majority voting to amend some provisions in Yumanity’s certificate of incorporation and bylaws;
•	prohibit Yumanity’s stockholders to call special meetings of stockholders;
•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of Yumanity’s stockholders;
•	provide that the board of directors is expressly authorized to amend or repeal Yumanity’s bylaws;
•	restrict the forum for certain litigation against Yumanity to Delaware; and
•	establish advance notice requirements for nominations for election to Yumanity’s board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

In addition, Section 203 of the Delaware General Corporation Law (“Section 203”) may discourage, delay or prevent a change in control of Yumanity. Section 203 imposes certain restrictions on merger, business combinations and other transactions between Yumanity and holders of 15% or more of its common stock.
Yumanity’s bylaws contain exclusive forum provisions, which may limit a stockholder’s ability to bring a claim in a judicial forum it finds favorable and may discourage lawsuits with respect to such claims.
Yumanity’s third amended and restated bylaws provide that, unless Yumanity consents in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (1) any derivative action or proceeding brought on its behalf; (2) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of its current or former directors, officers or other employees to it or its stockholders; (3) any action or proceeding asserting a claim against it or any of its current or former directors, officers, or employees arising out of or pursuant to any provision of the Delaware General Corporation Law, its certificate of incorporation or its bylaws (each as may be amended from time to time); (4) any action or proceeding to interpret, apply, enforce or determine the validity of its certificate of incorporation or its bylaws (including any right, obligation, or remedy thereunder); (5) any action or proceeding as to which the Delaware General Corporation Law confers jurisdiction to the Court of Chancery of the State of Delaware; and (6) any action or proceeding asserting a claim against it or any director, officer or other employee, governed by the internal affairs doctrine (the “Delaware Forum Provision”). The Delaware Forum Provision will not apply to any causes of action arising under the Securities Act, the Exchange Act or for which the federal courts have exclusive jurisdiction.
Yumanity’s third amended and restated bylaws further provide that, unless it consent in writing to an alternative forum, the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act (the “Federal Forum Provision”). In addition, Yumanity’s third amended and restated bylaws provide that any person or entity holding, owning or otherwise acquiring any interest in shares of its capital stock is deemed to have notice of and consented to the foregoing Delaware Forum Provision and the Federal Forum Provision.
The Delaware Forum Provision and the Federal Forum Provision may impose additional litigation costs on stockholders in pursuing the claims identified above, particularly if the stockholders do not reside in or near the State of Delaware. Additionally, the Delaware Forum Provision and the Federal Forum Provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with Yumanity or its directors, officers or other employees, which may discourage such lawsuits against Yumanity and its directors, officers and other employees. Alternatively, if a court were to find the Delaware Forum Provision and the Federal Forum Provision to be inapplicable or unenforceable in an action, Yumanity may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect its business and financial condition. The Court of Chancery of the State of Delaware may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to Yumanity than its stockholders.
Yumanity’s failure to meet the continued listing requirements of Nasdaq could result in a delisting of its common stock.
If Yumanity fails to satisfy the continued listing requirements of Nasdaq, such as the corporate governance requirements or the minimum closing bid price requirement, Nasdaq may take steps to delist its common stock. Such a delisting would likely have a negative effect on the price of Yumanity’s common stock and would impair its stockholders’ ability to sell or purchase its common stock when they wish to do so. Delisting of Yumanity common stock could depress its stock price, substantially limit liquidity of its common stock and materially adversely affect its ability to raise capital on terms acceptable to it, or at all. Further, delisting of the common stock would likely result in the common stock becoming a “penny stock” under the Exchange Act. In the event of non-compliance with the continued listing requirements or the delisting of Yumanity’s common stock, Yumanity can provide no assurance that any action taken by it to restore compliance with listing requirements would allow its common stock to become listed again, stabilize the market price or improve the liquidity of its common stock, prevent its common stock from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements.

Raising additional funds by issuing securities or through licensing or lending arrangements may cause dilution to Yumanity’s existing stockholders, restrict its operations or require it to relinquish proprietary rights.
To the extent that Yumanity raises additional capital by issuing equity securities, the share ownership of existing stockholders will be diluted. Any future debt financing may involve covenants that restrict Yumanity’s operations, including limitations on its ability to incur liens or additional debt, pay dividends, redeem its stock, make certain investments and engage in certain merger, consolidation or asset sale transactions. In addition, if Yumanity seeks funds through arrangements with collaborative partners, these arrangements may require it to relinquish rights to some of its technologies or product candidates or otherwise agree to terms unfavorable to it.
Yumanity is a “smaller reporting company,” and the reduced disclosure requirements applicable to smaller reporting companies may make its common shares less attractive to investors.
Yumanity is a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements in its Annual Report on Form 10-K, and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation. To the extent Yumanity takes advantage of such reduced disclosure obligations, it may also make comparison of its financial statements with other public companies difficult or impossible. Yumanity will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of its common shares held by non-affiliates exceeds $250 million as of the end of that year’s second fiscal quarter, or (ii) its annual revenues exceeded $100 million during such completed fiscal year and the market value of its common shares held by non-affiliates exceeds $700 million as of the end of that year’s second fiscal quarter.
Investors may find Yumanity common stock less attractive to the extent Yumanity will rely on these exemptions. If some investors find Yumanity common stock less attractive as a result, there may be a less active trading market for Yumanity’s common stock and its stock price may be more volatile.
General Risk Factors Related to Yumanity
Unfavorable global economic conditions could adversely affect Yumanity’s business, financial condition, or results of operations.
Yumanity’s results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. In the past several years, global credit and financial markets have experienced volatility, instability and disruptions, including as a result of the ongoing COVID-19 pandemic. From time to time, this volatility, instability and disruption has caused, and may cause in the future, severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. For example, since early 2020, the COVID-19 pandemic has caused disruption in the financial markets both globally and in the United States. While certain negative effects of the ongoing COVID-19 pandemic have lessened as vaccines are distributed and administered and prevention and treatment methods improve, there have been and may continue to be resurgences of cases, including as a result of the emergence of variants that may be more contagious or more resistant to the vaccine and treatment options available, placing renewed and prolonged strain on both health care facilities and Yumanity’s workforce. Given the inter-connectivity of the global economy, pandemic disease and health events have the potential to continue to negatively impact economic activities in many countries, including the United States. The ongoing spread of the coronavirus, including variants thereof and resurgences in geographies experiencing some relief, could have a negative material impact on Yumanity’s business, prospects, financial condition and results of operations of the company.
In addition, any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions could result in a variety of risks to Yumanity’s business, including weakened demand for its product candidates and its ability to raise additional capital when needed on acceptable terms, if at all. If the current equity and credit markets deteriorate, or do not improve, it may make any necessary debt or equity financing more difficult, more costly, and more dilutive. A weak or declining economy could also strain Yumanity’s suppliers, possibly resulting in supply disruption, or cause its customers to delay making payments for its services. Any of the foregoing could harm Yumanity’s business and Yumanity cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact its business.
Geopolitical developments, such as the Russian invasion of Ukraine or deterioration in the bilateral relationship between the United States and China, may impact government spending, international trade and market stability, and cause weaker macro-economic conditions. The impact of these developments, including any resulting sanctions, export controls or other restrictive actions that may be imposed against governmental or other entities in, for example, Russia, have in the past contributed and may in the future contribute to disruption, instability and volatility in the global markets, which in turn could adversely impact Yumanity’s operations and weaken its financial results. Certain political developments may also lead to uncertainty to regulations and rules that may materially affect Yumanity’s business.
Yumanity, or the third parties upon whom it depends, may be adversely affected by earthquakes or other natural disasters and its business continuity and disaster recovery plans may not adequately protect it from a serious disaster.
Earthquakes or other natural disasters could severely disrupt Yumanity’s operations, and have a material adverse effect on its business, results of operations, financial condition, and prospects. If a natural disaster, power outage, or other event occurred that prevented Yumanity from using all or a significant portion of its headquarters, that damaged critical infrastructure, such as the manufacturing facilities of its third-party contract manufacturers and suppliers, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible for it to continue its business for a substantial period of time. The disaster recovery and business continuity plans Yumanity has in place may prove inadequate in the event of a serious disaster or similar event. Yumanity may incur substantial expenses as a result of the limited nature of its disaster recovery and business continuity plans, which, particularly when taken together with its lack of earthquake insurance, could have a material adverse effect on its business.
Yumanity’s internal computer systems, or those of its third-party CROs or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of its product candidates’ development programs.
Despite the implementation of security measures, Yumanity’s internal computer systems and those of its third-party CROs and other contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war, and telecommunication and electrical failures. While Yumanity has not experienced any such system failure, accident, or security breach to date, if such an event were to occur and cause interruptions in its operations, it could result in a material disruption of its programs. For example, the loss of clinical study data for Yumanity’s product candidates could result in delays in its regulatory approval efforts and significantly increase its costs to recover or reproduce the data. To the extent that any disruption or security breach results in a loss of or damage to Yumanity’s data or applications or other data or applications relating to its technology or product candidates, or inappropriate disclosure of confidential or proprietary information, it could incur liabilities and the further development of its product candidates could be delayed.
Yumanity may be unable to adequately protect its information systems from cyberattacks, which could result in the disclosure of confidential or proprietary information, including personal data, damage its reputation, and subject it to significant financial and legal exposure.
Yumanity relies on information technology systems that it or its third-party providers operate to process, transmit and store electronic information in its day-to-day operations. In connection with Yumanity’s product discovery efforts, it may collect and use a variety of personal data, such as names, mailing addresses, email addresses, phone numbers and clinical trial information. A successful cyberattack could result in the theft or destruction of intellectual property, data or other misappropriation of assets, or otherwise compromise Yumanity’s confidential or proprietary information and disrupt its operations. Cyberattacks are increasing in their frequency, sophistication and intensity, and have become increasingly difficult to detect. Cyberattacks could include wrongful conduct by hostile foreign governments, industrial espionage, wire fraud and other forms of cyber fraud, the deployment of harmful malware, denial-of-service, social engineering fraud or other means to threaten data security, confidentiality, integrity and availability. A successful cyberattack could cause serious negative consequences for Yumanity, including, without limitation, the disruption of operations, the misappropriation of confidential business information, including financial information, trade secrets, financial loss and the disclosure of corporate strategic plans. Although Yumanity devotes resources to protect its information systems, it realizes that cyberattacks are a threat, and there can be no assurance that its efforts will prevent information security breaches that would result in business, legal, financial or reputational harm to it, or would have a material adverse effect on its results of operations and financial condition. Any failure to prevent or mitigate security breaches or improper access to, use of, or disclosure of Yumanity’s clinical data or patients’ personal data could result in significant liability under state (e.g., state breach notification laws), federal (e.g., HIPAA, as amended by HITECH), and international law (e.g., the EU General Data Protection Regulation, or GDPR) and may cause a material adverse impact to Yumanity’s reputation, affect its ability to use collected data, conduct new studies and potentially disrupt its business.
Yumanity relies on its third-party providers to implement effective security measures and identify and correct for any such failures, deficiencies or breaches. Yumanity also relies on its employees and consultants to safeguard their security credentials and follow its policies and procedures regarding use and access of computers and other devices that may contain its sensitive information. If Yumanity or its third-party providers fail to maintain or protect its information technology systems and data integrity effectively or fail to anticipate, plan for or manage significant disruptions to its information technology systems, it or its third-party providers could have difficulty preventing, detecting and controlling such cyber-attacks and any such attacks could result in losses described above, as well as disputes with physicians, patients and Yumanity’s partners, regulatory sanctions or penalties, increases in operating expenses, expenses or lost revenues or other adverse consequences, any of which could have a material adverse effect on its business, results of operations, financial condition, prospects and cash flows. Any failure by such third parties to prevent or mitigate security breaches or improper access to or disclosure of such information could have similarly adverse consequences for Yumanity. If Yumanity is unable to prevent or mitigate the impact of such security or data privacy breaches, it could be exposed to litigation and governmental investigations, which could lead to a potential disruption to its business.
Risks Related to Kineta
The following risk factors will apply to Kineta’s business and operations following the completion of the Merger. These risk factors are not exhaustive, and investors are encouraged to perform their own investigation with respect to the business, financial condition and prospects of Kineta and its business, financial condition and prospects following the completion of the Merger. You should carefully consider the following risk factors in addition to the other information included in this proxy statement/prospectus/information statement, including matters addressed in the section titled “Forward-Looking Statements.” Kineta may face additional risks and uncertainties that are not presently known to it, or that it currently deems immaterial, which may also impair Kineta’s business or financial condition. The following discussion should be read in conjunction with the financial statements of Kineta and notes to the financial statements included herein.
Risks Related to Kineta’s Limited Operating History, Financial Position and Capital Requirements
Kineta has a limited operating history, has incurred net losses since its inception, and anticipates that it will continue to incur significant losses for the foreseeable future. Kineta may never generate any revenue or become profitable or, if Kineta achieves profitability, may not be able to sustain it.
Kineta is a clinical-stage biotechnology company with a limited operating history that may make it difficult to evaluate the success of Kineta’s business to date and to assess its future viability. Kineta’s operations to date have been limited to organizing and staffing its company, business planning, raising capital, developing and optimizing its technology platform, identifying potential product candidates, undertaking research, preclinical studies and clinical trials for its product candidates, establishing and enhancing its intellectual property portfolio, and providing general and administrative support for these operations. KCP506 and LHF535 are in early clinical development and KVA12.1 and CD27 are in preclinical development, and none of Kineta’s product candidates have been approved for commercial sale. Kineta has never generated any revenue from product sales and has incurred net losses each year since Kineta commenced operations. For the six months ended June 30, 2022 and for the years ended December 31, 2021 and 2020, Kineta’s net losses were $10.9 million, $11.8 million and $8.1 million, respectively. Kineta expects that it will be several years, if ever, before it has a product candidate ready for regulatory approval and commercialization. Kineta expects to incur increasing levels of operating losses over the next several years and for the foreseeable future as Kineta advances its product candidates through clinical development. Kineta’s prior losses, combined with expected future losses, have had and will continue to have an adverse effect on Kineta’s stockholders’ deficit and working capital.
To become and remain profitable, Kineta must develop and eventually commercialize a product or products with significant market potential. This will require Kineta to be successful in a range of challenging activities, including completing preclinical studies and clinical trials of its product candidates, obtaining marketing approval for these product candidates, manufacturing, marketing and selling those products for which Kineta may obtain marketing approval and satisfying any post-marketing requirements. Kineta may never succeed in these activities and, even if Kineta succeeds in commercializing one or more of its product candidates, Kineta may never generate revenue that is significant or large enough to achieve profitability. In addition, as a young business, Kineta may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown challenges. If Kineta does achieve profitability, it may not be able to sustain or increase profitability on a quarterly or annual basis and Kineta will continue to incur substantial research and development and other expenditures to develop and market additional product candidates. Kineta’s failure to become and remain profitable would decrease the value of its company and could impair its ability to raise capital, maintain its research and development efforts, expand its business or continue its operations. A decline in the value of the company could also cause Kineta’s stockholders to lose all or part of their investment.
Kineta’s historical operating results indicate substantial doubt exists related to its ability to continue as a going concern. Kineta’s financial statements have been prepared assuming that it will continue as a going concern.
Kineta has incurred net losses and used significant cash in operating activities since inception, and it expects to continue to generate operating losses for the foreseeable future. As of June 30, 2022, Kineta had an accumulated deficit of $99.1 million and cash of $4.5 million. These factors raise substantial doubt about Kineta’s ability to continue as a going concern and to satisfy its estimated liquidity needs for 12 months from the issuance of the condensed consolidated financial statements.
If Kineta continues to experience operating losses, and it is not able to generate additional liquidity through a capital raise or other cash infusion, Kineta might need to secure additional sources of funds, which may or may not be available to it. If Kineta is unable to raise additional capital in sufficient amounts or on terms acceptable to it, Kineta may have to significantly delay, scale back or discontinue the development of its product candidates or other research and development initiatives or take initial steps to cease operations.
Kineta’s limited operating history may make it difficult for you to evaluate the success of its business to date and to assess Kineta’s future viability.
Kineta incorporated under the laws of the State of Washington in 2007 and staffing and meaningful operations commenced in 2007. Kineta’s operations to date have been limited to organizing and staffing the company, business planning, raising capital, conducting discovery and research activities, engaging third parties for initiating manufacturing of drug product and preparing for preclinical toxicology studies, conducting clinical trials, filing patent applications, identifying and obtaining rights to potential product candidates and advancing the PiiONEER platform. All of Kineta’s product candidates, except KCP506 and LHF 535, are still in preclinical development. Kineta has not yet demonstrated an ability to successfully obtain marketing licenses, manufacture a commercial scale product directly or through a third party or conduct sales, marketing and distribution activities necessary for successful product commercialization. Consequently, any predictions you make about Kineta’s future success or viability may not be as accurate as they could be if Kineta had a longer operating history or if Kineta had already successfully completed some or all of these types of activities.
In addition, as a clinical-stage biotechnology company, Kineta may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown challenges. Kineta will need to transition at some point from a company with a research and development focus to a company capable of supporting commercial activities and it may not be successful in making that transition.
Kineta expects its financial condition and operating results to continue to fluctuate significantly from quarter to quarter and year to year due to a variety of factors, many of which are beyond Kineta’s control. Accordingly, you should not rely upon the results of any quarterly or annual periods as indications of future operating performance.

Kineta’s ability to generate revenue and achieve profitability depends significantly on its ability to achieve its objectives relating to the discovery, development and commercialization of Kineta’s product candidates.
Kineta relies on its team’s expertise in drug discovery, translational research and patient-driven precision medicine to develop its product candidates. Kineta’s business depends significantly on the success of this engine and the development and commercialization of the product candidates that Kineta discovers with this engine. Kineta has no products approved for commercial sale and does not anticipate generating any revenue from product sales in the near term, if ever. Kineta’s ability to generate revenue and achieve profitability depends significantly on its ability to achieve several objectives, including:
•
successful and timely completion of preclinical and clinical development of Kineta’s next generation immunotherapies, other research programs from Kineta’s PiiONEER platform, and any other future programs;

•
establishing and maintaining relationships with contract research organizations (“CROs”) and clinical sites for the clinical development, other research programs from Kineta’s PiiONEER platform, and any other future programs;

•	timely receipt of marketing approvals from applicable regulatory authorities for any product candidates for which Kineta successfully completes clinical development;
•	transferring Kineta’s manufacturing process to a commercial contract development and manufacturing company, including obtaining finished products that are appropriately packaged for sale;
•
establishing and maintaining commercially viable supply and manufacturing relationships with third parties that can provide adequate, in both amount and quality, products and services to support clinical development and meet the market demand for Kineta’s product candidates, if approved;

•	meeting milestones for licensed programs;
•	successful commercial launch following any marketing approval, including the development of a commercial infrastructure, whether in-house or with one or more collaborators;
•	a continued acceptable safety profile following any marketing approval of Kineta’s product candidates;
•	commercial acceptance of Kineta’s product candidates by patients, the medical community and third-party payors;
•	satisfying any required post-marketing approval commitments to applicable regulatory authorities;
•	identifying, assessing and developing new product candidates from Kineta’s PiiONEER platform;
•	obtaining, maintaining and expanding patent protection, trade secret protection and regulatory exclusivity, both in the United States and internationally;
•	defending against third-party interference or infringement claims, if any;
•	entering into, on favorable terms, any collaboration, licensing or other arrangements that may be necessary or desirable to develop, manufacture or commercialize Kineta’s product candidates;
•	obtaining coverage and adequate reimbursement by third-party payors for Kineta’s product candidates;
•	addressing any competing therapies and technological and market developments; and
•	attracting, hiring and retaining qualified personnel.
Kineta may never be successful in achieving its objectives and, even if it does, may never generate revenue that is significant or large enough to achieve profitability. If Kineta does achieve profitability, it may not be able to sustain or increase profitability on a quarterly or annual basis. Kineta’s failure to become and remain profitable would decrease the value of the company and could impair its ability to maintain or further its research and development efforts, raise additional necessary capital, grow its business and continue its operations.

Even if Kineta completes the Merger, Kineta will need to obtain substantial additional funding to complete the development and commercialization of its product candidates. If Kineta is unable to raise this capital when needed, Kineta may be forced to delay, reduce or eliminate its product development programs or other operations.
Since its inception, Kineta has used substantial amounts of cash to fund its operations and expects its expenses to increase substantially during the next few years. The development of biopharmaceutical product candidates, especially immune-oncology product candidates, is capital intensive. As Kineta’s product candidates enter and advance through preclinical studies and clinical trials, Kineta will need substantial additional funds to expand its clinical, regulatory, quality and manufacturing capabilities. In addition, if Kineta obtains marketing approval for any of its product candidates, Kineta expects to incur significant commercialization expenses related to marketing, sales, manufacturing and distribution. Furthermore, upon the completion of the Merger, Kineta expects to incur additional costs associated with operating as a public company.
As of June 30, 2022, Kineta had $4.5 million in cash. Based upon Kineta’s current operating plan, Kineta estimates that its existing cash of the date of this proxy statement/prospectus/information statement, together with the estimated net proceeds from the Merger and the Private Placement, will be sufficient to fund Kineta’s operating expenses and capital expenditure requirements into mid-2024. However, the expected net proceeds from the Merger and the Private Placement may not be sufficient to fund any of Kineta’s product candidates through regulatory approval, and Kineta may need to raise substantial additional capital to complete the development and commercialization of its product candidates.
Kineta has based these estimates on assumptions that may prove to be incorrect or require adjustment as a result of business decisions, and Kineta could utilize its available capital resources sooner than it currently expects. Kineta’s future capital requirements will depend on many factors, some of which are outside of its control, including:
•	the initiation, design, progress, timing, costs and results of drug discovery, preclinical studies and clinical trials of Kineta’s product candidates;
•	the number and characteristics of product candidates that Kineta pursues;
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the number of clinical trials needed for regulatory approvals from the U.S. Food and Drug Administration (the “FDA”), the European Commission (based on recommendation from the European Medicines Agency (the “EMA”)), and any other regulatory authority;

•
the length of Kineta’s clinical trials, including, among other things, as a result of delays in enrollment, difficulties enrolling sufficient subjects or delays or difficulties in clinical trial site initiations;

•	increased costs associated with conducting Kineta’s clinical trials;
•	successfully complete ongoing pre-clinical studies and clinical trials;
•	the outcome, timing and costs of seeking regulatory approvals from the FDA, the European Commission, and any other regulatory authority;
•	the costs of manufacturing Kineta’s product candidates, in particular for clinical trials in preparation for marketing approval and in preparation for commercialization;
•	the costs of any third-party products used in Kineta’s combination clinical trials that are not covered by such third party or other sources;
•	the costs associated with hiring additional personnel and consultants as Kineta’s preclinical, manufacturing and clinical activities increase;
•	the receipt of marketing approval and revenue received from any commercial sales of any of Kineta’s product candidates, if approved;
•	the cost of commercialization activities for any of Kineta’s product candidates, if approved, including marketing, sales and distribution costs;
•	the emergence of competing therapies and other adverse market developments;
•	the ability to establish and maintain strategic collaboration, licensing or other arrangements and the financial terms of such agreements;
•	the extent to which Kineta in-licenses or acquires other products and technologies;

•	the amount and timing of any payments Kineta may be required to make pursuant to its current or future license agreements;
•	the costs involved in preparing, filing, prosecuting, maintaining, expanding, defending and enforcing patent claims, including litigation costs and the outcome of such litigation;
•	Kineta’s need and ability to retain key management and hire scientific, technical, business, and medical personnel;
•	Kineta’s implementation of additional internal systems and infrastructure, including operational, financial and management information systems;
•	Kineta’s costs associated with expanding its facilities or building out its laboratory space;
•	the effects of the disruptions to and volatility in the credit and financial markets in the United States and worldwide from the COVID-19 pandemic and the conflict between Russia and Ukraine; and
•	the costs of operating as a public company.
Kineta will require additional capital to achieve its business objectives. Additional funds may not be available on a timely basis, on favorable terms, or at all, and such funds, if raised, may not be sufficient to enable Kineta to continue to implement its long-term business strategy. Further, Kineta’s ability to raise additional capital may be adversely impacted by potential worsening global economic conditions and the disruptions to and volatility in the credit and financial markets in the United States and worldwide resulting from the ongoing COVID-19 pandemic. If Kineta is unable to raise sufficient additional capital, Kineta could be forced to curtail its planned operations and the pursuit of its growth strategy.
Raising additional capital may cause dilution to Kineta’s stockholders, restrict its operations or require Kineta to relinquish rights to its technologies or product candidates.
Until such time, if ever, as Kineta can generate substantial product revenue, Kineta expects to finance its operations through equity offerings, debt financings or other capital sources, including potentially grants, collaborations, licenses or other similar arrangements. To the extent that Kineta raises additional capital through the sale of equity or convertible debt securities, Kineta’s stockholders’ ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of holders of Kineta’s common stock. Additional debt financing, if available, may involve agreements that include covenants further limiting or restricting Kineta’s ability to take specific actions, such as further limitations on Kineta’s ability to incur additional debt, make capital expenditures or declare dividends.
If Kineta raises funds through collaborations or licensing arrangements with third parties, Kineta may have to relinquish valuable rights to its technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to Kineta. If Kineta is unable to raise additional funds when needed, Kineta may be required to delay, limit, reduce or terminate its product development or future commercialization efforts or grant rights to develop and market product candidates that Kineta would otherwise prefer to develop and market itself.
Kineta has identified a material weakness in its internal control over financial reporting. If Kineta is unable to remedy its material weakness, or if Kineta fails to establish and maintain effective internal controls, Kineta may be unable to produce timely and accurate financial statements, and Kineta may conclude that its internal control over financial reporting is not effective, which could adversely impact Kineta’s investors’ confidence and Kineta’s stock price.
Prior to completion of the Merger, Kineta is a private company and has limited accounting and financial reporting personnel and other resources with which to address its internal controls and related procedures. In connection with the audit of Kineta’s financial statements for the years ended December 31, 2021 and 2020, Kineta and its independent registered public accounting firm identified a material weakness in Kineta’s internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting as defined under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and by the Public Company Accounting Oversight Board (United States), such that there is a reasonable possibility that a material misstatement of Kineta’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses relate to segregation of duties in finance and internal technical resources for complex transactions.

Kineta is in the process of implementing measures designed to improve its internal control over financial reporting to remediate this material weakness. For example, Kineta implemented Sarbanes-Oxley controls during the first half of 2022. Kineta also plans to design and implement improved processes and internal controls, including ongoing senior management review and audit committee oversight. Additionally, Kineta plans to further develop and implement formal policies, processes and documentation procedures relating to its financial reporting, including the oversight of third-party service providers. The actions that Kineta is taking are subject to ongoing executive management review and will also be subject to audit committee oversight. Kineta expects to incur additional costs to remediate this material weakness. Kineta cannot assure you that the measures it has taken to date, together with any measures it may take in the future, will be sufficient to remediate the control deficiency that led to the material weakness in Kineta’s internal control over financial reporting or to avoid potential future material weaknesses. In addition, neither Kineta’s management nor an independent registered public accounting firm has ever performed an evaluation of Kineta’s internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act because no such evaluation has been required. Had Kineta or its independent registered public accounting firm performed an evaluation of Kineta’s internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional material weaknesses may have been identified. If Kineta is unable to successfully remediate its existing or any future material weakness in Kineta’s internal control over financial reporting, or if Kineta identifies any additional material weakness, the accuracy and timing of Kineta’s financial reporting may be adversely affected, Kineta may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in Kineta’s financial reporting, and Kineta’s stock price may decline as a result. Kineta also could become subject to investigations by Nasdaq, the U.S. Securities and Exchange Commission (the “SEC”), or other regulatory authorities.
Risks Related to the Discovery, Development and Regulatory Approval of Kineta’s Product Candidates
Kineta’s development efforts are in the early stages. All of Kineta’s product candidates are in clinical development or in preclinical development. If Kineta is unable to advance its product candidates through clinical development, obtain regulatory approval and ultimately commercialize its product candidates, or experience significant delays in doing so, Kineta’s business will be materially harmed.
There is no assurance that clinical trials of Kineta’s product candidates, or any other future clinical trials of Kineta’s product candidates, will be successful or will generate positive clinical data and Kineta may not receive marketing approval from the FDA, European Commission, or other regulatory authorities for any of its product candidates. Kineta has limited experience submitting Investigational New Drug Applications (the “INDs”) to the FDA. KCP506 and LHF535 are in initial clinical development. There can be no assurance that the FDA will permit any of Kineta’s future INDs, including any IND for KVA12.1 or CD27, to go into effect in a timely manner or at all. Without an IND for a product candidate, Kineta will not be permitted to conduct clinical trials in the United States of such product candidate.
Biopharmaceutical development is a difficult, long, time-consuming, expensive and uncertain process, and delay or failure can occur at any stage of any of Kineta’s clinical trials. Failure to obtain regulatory approval for Kineta’s product candidates will prevent it from commercializing and marketing its product candidates. The success in the development of Kineta’s product candidates will depend on many factors, including:
•	timely and successful completion of preclinical studies;
•	sufficiency of Kineta’s financial and other resources to complete the necessary preclinical studies and clinical trials;
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obtaining and maintaining patent, trademark and trade secret protection and regulator exclusivity for Kineta’s product candidates and otherwise protecting its rights in its intellectual property portfolio;

•	submission of INDs and Clinical Trial Applications for and receipt of allowance to proceed with Kineta’s planned clinical trials or other future clinical trials;
•	initiating, enrolling, and successfully completing clinical trials;
•	obtaining positive results from Kineta’s preclinical studies and clinical trials that support a demonstration of efficacy, safety, and durability of effect for its product candidates;

•	receiving approvals for commercialization of Kineta’s product candidates from applicable regulatory authorities;
•	the outcome, timing and cost of meeting regulatory requirements established by the FDA, European Commission (based on recommendation from the EMA), and other regulatory authorities;
•	establishing sales, marketing and distribution capabilities and successfully launching commercial sales of Kineta’s products, if and when approved, whether alone or in collaboration with others;
•	maintaining a continued acceptable safety, tolerability and efficacy profile of any approved products;
•	setting acceptable prices for Kineta’s product and obtaining coverage and adequate reimbursement from third-party payors;
•	acceptance of Kineta’s products, if and when approved, by patients, the medical community and third-party payors; manufacturing Kineta’s product candidates at an acceptable cost; and
•	maintaining and growing an organization of scientists, medical and clinical professionals and business people who can develop and commercialize Kineta’s products and technology.
Many of these factors are beyond Kineta’s control, including the time needed to adequately complete clinical testing, the regulatory submission process and potential threats to Kineta’s intellectual property rights. It is possible that none of Kineta’s product candidates will ever obtain regulatory approval, even if Kineta expends substantial time and resources seeking such approval. If Kineta does not achieve one or more of these factors in a timely manner or at all, or any other factors impacting the successful development of biopharmaceutical products, Kineta could experience significant delays or an inability to successfully develop its product candidates, which would materially harm Kineta’s business.
The results of preclinical studies and early clinical trials are not always predictive of future results. Any product candidate that Kineta advances in clinical trials may not achieve favorable results in later clinical trials, if any, or receive marketing approval.
The research and development of drugs and biological products is extremely risky. Only a small percentage of product candidates that enter the development process ever receive marketing approval. Before obtaining marketing approval from regulatory authorities for the sale of Kineta’s product candidates, Kineta must conduct extensive clinical trials to demonstrate the safety and efficacy of the product candidates in humans. The outcome of clinical testing is uncertain. Kineta may face unforeseen challenges in its product candidate development strategy, and Kineta can provide no assurances that it will ultimately be successful in its current and future clinical trials or that Kineta’s product candidates will be able to receive regulatory approval. The results of preclinical studies and early clinical trials of Kineta’s product candidates may not be predictive of the results of later-stage clinical trials. For example, it is not uncommon for product candidates to exhibit unforeseen safety or efficacy issues when tested in humans despite promising results in preclinical animal models. Future results of preclinical and clinical testing of Kineta’s product candidates are also less certain due to the novel and relatively untested nature of the approach of Kineta’s PiiONEER platform. In general, clinical trial failure may result from a multitude of factors including flaws in study design, dose selection, patient enrollment criteria and failure to demonstrate favorable safety or efficacy traits. As such, failure in clinical trials can occur at any stage of testing. A number of companies in the biopharmaceutical industry, including immune-oncology companies, have suffered setbacks in the advancement of clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials.
Interim, “topline,” and preliminary data from Kineta’s clinical trials that are announced or published from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.
From time to time, Kineta may publicly disclose preliminary or topline data from its clinical trials, which are based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular trial. Kineta also makes assumptions, estimations, calculations and conclusions as part of its analyses of data, and Kineta may not have received or had the opportunity to fully evaluate all data. As a result, the topline or preliminary results that Kineta reports may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data has been received and fully evaluated. Topline data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data Kineta previously published. As a result, topline data should be viewed with caution until the final data are available. From time to time, Kineta may also disclose interim data from its clinical trials. Interim data from clinical trials that Kineta may complete is subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available or as patients from Kineta’s clinical trials continue other treatments for their disease. Adverse differences between preliminary or interim data and final data could significantly harm Kineta’s business prospects.
In addition, the information Kineta chooses to publicly disclose regarding a particular clinical trial is based on what is typically extensive information, and you or others may not agree with what Kineta determines is material or otherwise appropriate information to include in its disclosure.
If the interim, topline, or preliminary data that Kineta reports differs from actual or final results, or if others, including regulatory authorities, disagree with the conclusions reached, Kineta’s ability to obtain approval for, and commercialize, its product candidates may be harmed, which could harm Kineta’s business, operating results, prospects or financial condition.
Kineta’s immuno-oncology product candidates are based on novel technologies that target the tumor microenvironment, which makes it difficult to predict the results, timing and cost of product candidate development and likelihood of obtaining regulatory approval.
Kineta has concentrated its research and development efforts on immuno-oncology product candidates using its PiiONEER platform, and Kineta’s future success depends on the successful development of this approach. Kineta’s product candidates target the tumor microenvironment which is highly immunosuppressive. Kineta has not yet succeeded and may not succeed in demonstrating efficacy and safety for any product candidates based on its platform technologies in clinical trials or in obtaining marketing approval thereafter, and use of Kineta’s platform technologies may not ever result in marketable products. Kineta may also experience delays in developing a sustainable, reproducible and scalable manufacturing process or transferring that process to commercial partners or establishing its own commercial manufacturing capabilities, which may prevent Kineta from completing its clinical trials or commercializing any products on a timely or profitable basis, if at all.
In addition, the clinical trial requirements of the FDA and other regulatory authorities and the criteria these regulators use to determine the safety and efficacy of a product candidate vary substantially according to the type, complexity, novelty and intended use and market of the potential products. The regulatory approval process for novel product candidates such as Kineta’s can be less predictable, more expensive and longer than for other, better known or extensively studied pharmaceutical or other product candidates.
There is no assurance that the approaches offered by Kineta’s products will gain broad acceptance among doctors or patients or that governmental agencies or third-party medical insurers will be willing to provide reimbursement coverage for proposed product candidates. Since Kineta’s current product candidates and any future product candidates will represent novel approaches to treating various conditions, it may be difficult, in any event, to accurately estimate the potential revenues from these product candidates. Accordingly, Kineta may spend significant capital trying to obtain approval for product candidates that have an uncertain commercial market. The market for any products that Kineta successfully develops will also depend on the cost of the product. Kineta does not yet have sufficient information to reliably estimate what it will cost to commercially manufacture its current product candidates, and the actual cost to manufacture these products could materially and adversely affect the commercial viability of these products. If Kineta does not successfully develop and commercialize products based upon its approach or find suitable and economical sources for materials used in the production of its products, Kineta will not become profitable, which would materially and adversely affect the value of Kineta’s common stock.
The immuno-oncology industry is also rapidly developing, and Kineta’s competitors may introduce new technologies improving the immune response to cancer that render Kineta’s technologies obsolete or less attractive. New technology could emerge at any point in the development cycle of Kineta’s product candidates.
Kineta plans to initiate clinical trials with immuno-oncology products, KVA12.1 and CD27. If these product candidates do not show any functionality in the tumor microenvironment, Kineta’s development plans, financial position, results of operations and prospects may be materially adversely affected.
While Kineta plans to develop product candidates for use in solid and liquid tumors, including KVA12.1 and CD27, Kineta’s immuno-oncology product candidates may not show any functionality in the tumor microenvironment. The cellular environment in which solid tumor cells thrive is generally hostile to T cells due to factors such as the presence of immunosuppressive cells, humoral factors and limited access to nutrients. Kineta’s product candidates may not be able to access the solid tumor, and even if they do, they may not be able to exert anti-tumor effects in a hostile tumor microenvironment. In addition, the safety profile of Kineta’s product candidates may differ in a solid tumor setting. As a result, Kineta’s product candidates may not demonstrate efficacy in solid tumors. If Kineta is unable to make its immuno-oncology product candidates function in tumors, Kineta’s development plans, financial position, results of operations and prospects may be materially adversely affected.
Kineta has initiated clinical trials with KCP506 and LHF535. If these product candidates do not show any functionality in pain or anti-viral applications, Kineta’s development plans, financial position, results of operations and prospects may be materially adversely affected. Kineta plans on initiating clinical development of KVA12.1 in the fourth quarter of 2022. If Kineta fails to obtain authorization to initiate human clinical trials or if Kineta’s drugs fail to demonstrate clinically relevant activity in patients, Kineta’s development plans, financial position, results of operations and prospects may be materially adversely affected.
Kineta has entered into an Exclusive Option and License Agreement with Genentech, Inc. (“Genentech”) for KCP506. Genentech may terminate the agreement or elect not to exercise their option in which case Kineta may not have adequate funding to continue the development of this program. LHF535 is used in the treatment of Arenaviruses, which are very rare in developed markets. Adequate investment may not be available to advance this program, and if the drug does obtain regulatory approval, it may be difficult to find payors willing to pay for this drug.
Kineta may experience delays or difficulties in the enrollment and/or retention of patients in clinical trials, which could delay or prevent Kineta’s receipt of necessary regulatory approvals.
Successful and timely completion of clinical trials will require that Kineta enrolls a sufficient number of patients. Patient enrollment, which is an important factor in the timing of clinical trials, is affected by many factors, including the size and nature of the patient population and competition for patients eligible for Kineta’s clinical trials with competitors which may have ongoing clinical trials for product candidates that are under development to treat the same indications as one or more of Kineta’s product candidates, or approved products for the conditions for which Kineta is developing its product candidates.
Trials may be subject to delays as a result of patient enrollment taking longer than anticipated or patient withdrawal. Kineta may not be able to initiate or continue clinical trials for its product candidates if Kineta is unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA, EMA or comparable foreign regulatory authorities. Kineta cannot predict how successful it will be at enrolling subjects in future clinical trials. Subject enrollment is affected by other factors including:
•	the severity and difficulty of diagnosing the disease under investigation;
•	the eligibility and exclusion criteria for the trial in question;
•	the size of the patient population and process for identifying patients;
•	Kineta’s ability to recruit clinical trial investigators with the appropriate competencies and experience;
•	the design of the trial protocol;
•	the perceived risks and benefits of the product candidate in the trial, including relating to cell therapy approaches;
•	the availability of competing commercially available therapies and other competing therapeutic candidates’ clinical trials for the disease or condition under investigation;
•	the willingness of patients to be enrolled in Kineta’s clinical trials;
•	the efforts to facilitate timely enrollment in clinical trials;
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potential disruptions caused by the COVID-19 pandemic, including difficulties in initiating clinical sites, enrolling and retaining participants, diversion of healthcare resources away from clinical trials, travel or quarantine policies that may be implemented, and other factors;

•	the patient referral practices of physicians;
•	the ability to monitor patients adequately during and after treatment; and

•	the proximity and availability of clinical trial sites for prospective patients.
Kineta’s inability to enroll a sufficient number of patients for clinical trials would result in significant delays and could require Kineta to abandon one or more clinical trials altogether. Enrollment delays in these clinical trials may result in increased development costs for Kineta’s product candidates, which would cause the value of the company to decline and limit Kineta’s ability to obtain additional financing. Furthermore, Kineta expects to rely on CROs and clinical trial sites to ensure the proper and timely conduct of its clinical trials and Kineta will have limited influence over their performance.
Kineta may not be able to submit INDs to commence additional clinical trials on the timelines Kineta expects and, even if Kineta is able to, the FDA may not permit Kineta to proceed.
Kineta plans to submit an IND for KVA12.1 by the fourth quarter of 2022, and for CD27 in the second half of 2023, but Kineta may not be able to submit these planned INDs on the timelines it expects. For example, Kineta may experience manufacturing delays or other delays with IND-enabling studies. Moreover, Kineta cannot be sure that submission of an IND will result in the FDA allowing it to commence clinical trials or that, once begun, issues will not arise that lead to the suspension or termination of Kineta’s clinical trials. Additionally, even if the applicable regulatory authorities agree with the design and implementation of the clinical trials set forth in Kineta’s INDs, Kineta cannot guarantee that those regulatory authorities will not change their requirements in the future, or that circumstances will not arise under which FDA or other regulatory authorities may place Kineta’s clinical trials on partial or full clinical hold. These considerations apply to the INDs described above and also to new clinical trials Kineta may submit as amendments to existing INDs or as part of new INDs in the future. Any failure to submit INDs on the timelines Kineta expects or to obtain authorization to proceed with its trials may prevent Kineta from completing its clinical trials or commercializing its products on a timely basis, if at all.
The regulatory approval processes of the FDA, European Commission (based on recommendation from the EMA), and comparable foreign authorities are lengthy, time consuming and inherently unpredictable. If Kineta is not able to obtain required regulatory approval for its product candidates, Kineta’s business will be substantially harmed.
The time required to obtain approval or other marketing authorizations by the FDA, European Commission (based on recommendation from the EMA) and comparable foreign regulatory authorities is unpredictable, and it typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations and the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. Kineta has not obtained regulatory approval for any product candidate, and it is possible that Kineta may never obtain regulatory approval for any product candidates it may seek to develop in the future. Neither Kineta nor any current or future collaborator is permitted to market any drug product candidates in the United States until Kineta receives regulatory approval of a biologics license application (“BLA”) or an NDA from the FDA, and Kineta cannot market it in the European Union (the “EU”) until Kineta receives a marketing authorization approval from the European Commission (based on recommendation from the EMA), or in the United Kingdom (the UK) until Kineta receives regulatory approval from the Medicines and Healthcare products Regulatory Agency or other required regulatory approval in other countries. To date, Kineta has had only limited discussions with the FDA and European Commission (based on recommendation from the EMA) regarding clinical development programs or regulatory approval for any product candidate within the United States and EU, respectively. In addition, Kineta has had no discussions with other comparable foreign authorities regarding clinical development programs or regulatory approval for any product candidate outside of those jurisdictions.
Prior to obtaining approval to commercialize any drug product candidate in the United States or abroad, Kineta must demonstrate with evidence from well-controlled clinical trials, and to the satisfaction of the FDA, European Commission (based on recommendation from the EMA) or other foreign regulatory authorities, that such product candidates are safe and effective for their intended uses. Results from preclinical studies and clinical trials can be interpreted in different ways. Even if Kineta believes the preclinical or clinical data for its product candidates are promising, such data may not be sufficient to support approval by the FDA, the European Commission (based on recommendation of the EMA) and other comparable foreign regulatory authorities. The FDA or European Commission (based on recommendation from the EMA) may also require Kineta to conduct additional preclinical studies or clinical trials for its product candidates either prior to or after approval, or it may object to elements of Kineta’s clinical development programs.

Kineta’s product candidates could fail to receive regulatory approval for many reasons, including the following:
•	the FDA, EMA or comparable foreign regulatory authorities may disagree with the design or implementation of Kineta’s clinical trials, or with Kineta’s interpretation of clinical trial results;
•	Kineta may be unable to demonstrate to the satisfaction of the FDA, EMA, or comparable foreign regulatory authorities that a product candidate is safe and effective for its proposed indication;
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the results of clinical trials may not meet the level of statistical significance required by the FDA, European Commission (based on recommendation from the EMA) or comparable foreign regulatory authorities for approval;

•	Kineta may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;
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the FDA, European Commission (based on recommendation from the EMA) or comparable foreign regulatory authorities may fail to approve the manufacturing processes or facilities of third-party manufacturers with which Kineta contracts for clinical and commercial supplies; and

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the approval policies or regulations of the FDA, European Commission (based on recommendation from the EMA) or comparable foreign authorities may significantly change in a manner rendering Kineta’s clinical data insufficient for approval.

Of the large number of products in development, only a small percentage successfully complete the FDA, European Commission (based on recommendation from the EMA) or comparable foreign regulatory approval processes and are commercialized. The lengthy approval and marketing authorization process as well as the unpredictability of future clinical trial results may result in Kineta’s failure to obtain regulatory approval and marketing authorization to market its product candidates, which would significantly harm Kineta’s business, financial condition, results of operations and prospects.
In the EU, EMA’s Committee for Advanced Therapies (the “CAT”), is responsible for assessing the quality, safety and efficacy of advanced therapy medicinal products (“ATMPs”). ATMPs include gene therapy medicines, somatic-cell therapy medicines and tissue-engineered medicines. The role of the CAT is to prepare a draft opinion on an application for marketing authorization for a gene therapy medicinal candidate that is submitted to EMA’s Committee for Medicinal Products for Human Use for final adoption. In the EU, the development and evaluation of ATMPs follow relevant EU guidelines. The European Commission or EMA may issue new guidelines concerning the development and marketing authorization for ATMPs and require that Kineta comply with these new guidelines.
Kineta has invested a significant portion of its time and financial resources in the development of its clinical and preclinical product candidates. Kineta’s business is dependent on its ability (or its partners’ or licensees’ ability) to successfully complete preclinical and clinical development of, obtain regulatory approval for, and, if approved, successfully commercialize KCP506, LHF535, KVA12.1, CD27 and any future product candidates in a timely manner.
Even if Kineta (or its partners or licensees) eventually complete clinical testing and receive approval of an NDA or a BLA or other comparable foreign marketing application for KCP506, LHF535, KVA12.1, CD27 or any future product candidates, the FDA, European Commission (based on recommendation from the EMA) or other comparable foreign regulatory authorities may grant approval or other marketing authorization contingent on the performance of costly additional clinical trials, including post-marketing clinical trials. The FDA, European Commission (based on recommendation from the EMA) or other comparable foreign regulatory authorities may also approve or authorize for marketing a product candidate for a more limited indication or patient population than Kineta originally requests, and the FDA, European Commission (based on recommendation from the EMA) or other comparable foreign regulatory authorities may not approve or authorize the labeling that Kineta believes is necessary or desirable for the successful commercialization of a product candidate. Any delay in obtaining, or inability to obtain, applicable regulatory approval or other marketing authorization would delay or prevent commercialization of that product candidate and would materially adversely impact Kineta’s business and prospects.
In addition, the FDA, European Commission (based on recommendation from the EMA) or other comparable foreign regulatory authorities and regulatory review committees described above may change their policies, issue additional regulations or revise existing regulations, or take other actions, which may prevent or delay approval of Kineta’s future products under development on a timely basis. Such policy or regulatory changes could impose additional requirements upon Kineta that could delay its ability to obtain approvals, increase the costs of compliance or restrict Kineta’s ability to maintain any marketing authorizations it may have obtained.
Kineta’s preclinical studies and clinical trials may fail to demonstrate the safety and efficacy of its product candidates, or serious adverse or unacceptable side effects may be identified during the development of Kineta’s product candidates, which could prevent, delay or limit the scope of regulatory approval of its product candidates, limit their commercialization, increase Kineta’s costs or necessitate the abandonment or limitation of the development of some of Kineta’s product candidates.
To obtain the requisite regulatory approvals for the commercial sale of Kineta’s product candidates, Kineta must demonstrate through lengthy, complex and expensive preclinical testing and clinical trials that its product candidates are safe and effective for use in each target indication. These trials are expensive and time consuming, and their outcomes are inherently uncertain. Failures can occur at any time during the development process. Preclinical studies and clinical trials often fail to demonstrate safety or efficacy of the product candidate studied for the target indication, and most product candidates that begin clinical trials are never approved.
Kineta may fail to demonstrate with evidence from adequate and well-controlled trials, and to the satisfaction of the FDA, European Commission (based on recommendation from the EMA) or comparable foreign regulatory authorities, that its product candidates are safe and effective for their intended uses.
Possible adverse reactions and adverse side effects that could occur with immuno-oncology treatments can be severe, for example, cytokine response syndrome (CRS). Depending on an evaluation of the available data, Kineta may decide or be required to perform additional preclinical studies or to halt or delay further clinical development of its product candidates or to limit their development to more narrow uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe, or more acceptable from a risk-benefit perspective, which may limit the commercial expectations for the product candidate, if approved.
Kineta’s clinical trials could also be suspended or terminated and the FDA, EMA, or comparable foreign regulatory authorities could order Kineta to cease further development of, or deny approval of, its product candidates for any or all targeted indications. Even if this does not occur, reports of serious reactions could affect patient recruitment or the ability of enrolled patients to complete the trial. Moreover, if Kineta elects, or are required, to not initiate, delay, suspend or terminate any future clinical trial of any of Kineta’s product candidates, the commercial prospects of such product candidates may be harmed and Kineta’s ability to generate product revenues from any of these product candidates may be delayed or eliminated. Any of these occurrences may harm Kineta’s ability to develop other product candidates, and may harm Kineta’s business, financial condition and prospects significantly.
If Kineta’s product candidates are associated with side effects in clinical trials or have characteristics that are unexpected, Kineta may need to abandon their development or limit development to more narrow uses in which the side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. The FDA, EMA, an institutional review board (“IRB”) or ethics committee (“EC”), which are local institutional boards or committees, as applicable, that review, approve and oversee basic and clinical research conducted as the institution participating in the clinical trial, or comparable foreign regulatory authorities, may also require that Kineta suspend, discontinue, or limit its clinical trials based on safety information, or that Kineta conducts additional animal or human studies regarding the safety and efficacy of its product candidates which Kineta has not planned or anticipated. Such findings could further result in regulatory authorities failing to provide marketing authorization for Kineta’s product candidates or limiting the scope of the approved indication, if approved. Many product candidates that initially showed promise in early stage testing have later been found to cause side effects that prevented further development of the product candidate.
Preclinical development is uncertain. Kineta’s preclinical programs may experience delays or may never advance to clinical trials, which would adversely affect Kineta’s ability to obtain regulatory approvals or commercialize these programs on a timely basis or at all, which would have an adverse effect on Kineta’s business.
In the third quarter of 2020, the requisite authorities in the Netherlands authorized Kineta to initiate an initial clinical trial in healthy volunteers to demonstrate safety and tolerability of KCP506. The FDA has requested additional pre-clinical data related to Kineta’s IND for LHF535. Kineta completed the Phase 1 trial in healthy volunteers in Australia. All of Kineta’s product candidates, except KCP506 and LHF535, are still in the preclinical or early clinical stage, and their risk of failure is high. Before Kineta can commence clinical trials for a product candidate, it must complete extensive preclinical testing and studies that support Kineta’s planned INDs in the United States, or similar applications in other jurisdictions. Kineta cannot be certain of the timely completion or outcome of its preclinical testing and studies and cannot predict if the FDA or other regulatory authorities will accept Kineta’s proposed clinical programs or if the outcome of Kineta’s preclinical testing and studies will ultimately support the further development of its programs. As a result, Kineta cannot be sure that it will be able to submit INDs or similar applications for its preclinical programs beyond KCP506 and LHF535 on the timelines Kineta expects, if at all, and Kineta cannot be sure that submission of INDs or similar applications will result in the FDA or other regulatory authorities allowing clinical trials to begin.
Kineta may encounter substantial delays in the commencement or completion, or termination or suspension, of its clinical trials, which could result in increased costs to Kineta, delay or limit its ability to generate revenue and adversely affect Kineta’s commercial prospects.
Before obtaining marketing approval from regulatory authorities for the sale of its product candidates, Kineta must conduct extensive clinical trials to demonstrate the safety and efficacy of the product candidate for its intended indications. Kineta cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. Kineta may experience numerous unforeseen events during or as a result of clinical trials that could delay or prevent its ability to receive marketing approval or commercialize Kineta’s product candidates, including:
•	Kineta may be unable to generate sufficient preclinical, toxicology, or other in vivo or in vitro data to obtain regulatory authorizations to commence a clinical trial;
•	Kineta may experience issues in reaching a consensus with regulatory authorities on trial design;
•	regulators or IRBs or ECs may not authorize Kineta or its investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;
•
Kineta may experience delays in reaching, or fail to reach, agreement on acceptable terms with prospective trial sites and prospective CROs, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	clinical trial sites may deviate from a trial protocol or drop out of a trial or fail to conduct the trial in accordance with regulatory requirements;
•
the number of subjects required for clinical trials of Kineta’s product candidates may be larger than Kineta anticipates or subjects may fail to enroll or remain in clinical trials at the rate Kineta expects;

•
subjects that enroll in Kineta’s studies may misrepresent their eligibility or may otherwise not comply with the clinical trial protocol, resulting in the need to drop the subject from the trial, increase the needed enrollment size for the clinical trial or extend its duration;

•	subjects may choose an alternative treatment for the indication for which Kineta is developing its product candidates, or participate in competing clinical trials;
•	subjects may experience severe or unexpected drug-related adverse effects;
•	clinical trials of Kineta’s product candidates may produce unfavorable, inconclusive or clinically insignificant results;
•
Kineta may decide to, or regulators or IRBs or ECs may require Kineta to, make changes to a clinical trial protocol or conduct additional preclinical studies or clinical trials, or Kineta may decide to abandon product development programs;

•	Kineta may need to add new or additional clinical trial sites;
•
Kineta’s third-party contractors, including those manufacturing its product candidates or conducting clinical trials on its behalf, may fail to comply with regulatory requirements or meet their contractual obligations to Kineta in a timely manner, or at all;

•	Kineta may experience manufacturing delays, and any changes to manufacturing processes or third party contractors that may be necessary or desired could result in other delays;
•	Kineta or its third party contractors may experience delays due to complications associated with the continuing COVID-19 pandemic;

•	the cost of preclinical testing and studies and clinical trials of any product candidates may be greater than Kineta anticipates or greater than Kineta’s available financial resources;
•
the supply or quality of Kineta’s product candidates or other materials necessary to conduct clinical trials of its product candidates may be insufficient or inadequate or Kineta may not be able to obtain sufficient quantities of combination therapies for use in clinical trials;

•	reports may arise from preclinical or clinical testing of other cancer therapies that raise safety or efficacy concerns about Kineta’s product candidates; and
•	regulators may revise the requirements for approving Kineta’s product candidates, or such requirements may not be as Kineta anticipates.
If Kineta is required to conduct additional clinical trials or other testing of its product candidates beyond the clinical trials and testing that Kineta contemplates, if Kineta is unable to successfully complete clinical trials or other testing of its product candidates, if the results of these clinical trials or tests are unfavorable or are only modestly favorable, or if there are safety concerns associated with any of product candidates, Kineta may:
•	incur additional unplanned costs;
•	be required to suspend or terminate ongoing clinical trials;
•	be delayed in obtaining marketing approval, if at all;
•	obtain approval for indications or patient populations that are not as broad as intended or desired;
•	obtain approval with labeling that includes significant use or distribution restrictions or safety warnings;
•	be subject to additional post-marketing testing or other requirements;
•	be required to perform additional clinical trials to support approval;
•	have regulatory authorities withdraw, or suspend, their approval of the drug or impose restrictions on its distribution in the form of a modified risk evaluation and mitigation strategy (“REMS”);
•	be subject to the addition of labeling statements, such as warnings or contraindications;
•	have the product removed from the market after obtaining marketing approval;
•	be subject to lawsuits; or
•	experience damage to Kineta’s reputation.
Conducting clinical trials in foreign countries, as Kineta may do for its product candidates, presents additional risks that may delay completion of Kineta’s clinical trials. These risks include the failure of enrolled patients in foreign countries to adhere to clinical protocols as a result of differences in healthcare services or cultural customs, managing additional administrative burdens associated with foreign regulatory schemes, as well as political and economic risks relevant to such foreign countries.
Moreover, principal investigators for Kineta’s clinical trials may serve as scientific advisors or consultants to Kineta from time to time and receive compensation in connection with such services. Under certain circumstances, Kineta may be required to report some of these relationships to the FDA or comparable foreign regulatory authorities. The FDA or comparable foreign regulatory authority may conclude that a financial relationship between Kineta and a principal investigator has created a conflict of interest or otherwise affected interpretation of the trial. The FDA or comparable foreign regulatory authority may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of Kineta’s marketing applications by the FDA or comparable foreign regulatory authorities, as the case may be, and may ultimately lead to the denial of marketing approval of one or more of Kineta’s product candidates.
In addition to the factors above, Kineta may make formulation or manufacturing changes to its product candidates, in which case Kineta may need to conduct additional preclinical studies or clinical trials to bridge its modified product candidates to earlier versions, which may be costly, time consuming and may not be successful at all.
Kineta’s failure to successfully initiate and complete clinical trials of its product candidates and to demonstrate the efficacy and safety necessary to obtain regulatory approval to market any of its product candidates would significantly harm Kineta’s business. Kineta cannot guarantee that its clinical trials will begin as planned or be completed on schedule, if at all, or that Kineta will not need to restructure its clinical trials. Significant preclinical study or clinical trial delays could also shorten any periods during which Kineta may have the exclusive right to commercialize its product candidates or allow its competitors to bring products to market before Kineta does and impair Kineta’s ability to successfully commercialize its product candidates, which may harm Kineta’s business and results of operations. In addition, many of the factors that cause, or lead to, delays of clinical trials may ultimately lead to the denial of regulatory approval of Kineta’s product candidates.
As an organization, Kineta has never conducted pivotal clinical trials, and Kineta may be unable to do so for any product candidates it may develop.
Kineta will need to successfully complete clinical trials meeting requirements for approval of the FDA or comparable foreign regulatory authorities, known as pivotal trials, to market its drugs, or any future product candidate. Carrying out pivotal clinical trials is a complicated process. As an organization, Kineta has not previously conducted any later stage or pivotal clinical trials. In order to do so, Kineta will need to expand its clinical development and regulatory capabilities, and it may be unable to recruit and train qualified personnel. Kineta also expects to continue to rely on third parties to conduct its pivotal clinical trials. Consequently, Kineta may be unable to successfully and efficiently execute and complete necessary clinical trials in a way that leads to NDA or BLA submission and approval of Kineta’s drugs, or future product candidates. Kineta may require more time and incur greater costs than its competitors and may not succeed in obtaining regulatory approvals of product candidates that Kineta develops. Failure to commence or complete, or delays in, Kineta’s planned clinical trials could prevent Kineta from or delay Kineta in commercializing its product candidates.
Some data for product candidates comes from clinical trials conducted outside the United States, EU and the UK, and the FDA, EMA or comparable foreign regulatory authorities may not accept data from such trials.
The acceptance of data from clinical trials conducted outside the United States or another jurisdiction by the FDA may be subject to certain conditions or may not be accepted at all. Similarly, the EMA and other equivalent foreign regulatory authorities may not accept data from trials conducted outside their jurisdiction. In cases where data from foreign clinical trials are intended to serve as the basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless (i) the data are applicable to the U.S. population and U.S. medical practice; and (ii) the trials were performed by clinical investigators of recognized competence and pursuant to good clinical practice (“GCP”) regulations. In general, the patient population for any clinical trials conducted outside the United States must be representative of the population for whom Kineta intends to label the product candidate in the United States. Additionally, the FDA’s clinical trial requirements, including sufficient size of patient populations and statistical powering, must be met. Many foreign regulatory authorities have similar approval requirements for clinical trials. In addition, such trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA, EMA or any comparable foreign regulatory authority will accept data from trials conducted outside of the applicable jurisdiction. If the FDA, EMA or any comparable foreign regulatory authority does not accept such data, it would result in the need for additional trials, which could be costly and time-consuming, and which may result in product candidates that Kineta may develop not receiving approval for commercialization in the applicable jurisdiction.
Breakthrough therapy designation by the FDA for any product candidate may not lead to a faster development or regulatory review or approval process, and it does not increase the likelihood that the product candidate will receive marketing approval.
Kineta may seek breakthrough therapy designation for its product candidates or programs. A breakthrough therapy is defined as a product candidate that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the product candidate may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For product candidates that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Product candidates designated as breakthrough therapies by the FDA are also eligible for priority review if supported by clinical data at the time of the submission of the NDA or BLA.
Designation as a breakthrough therapy is within the discretion of the FDA. Accordingly, even if Kineta believes that one of its product candidates meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of a breakthrough therapy designation for a product candidate may not result in a faster development process, review or approval compared to product candidates considered for approval under conventional FDA procedures and it would not assure ultimate approval by the FDA. In addition, even after a product candidate qualifies as a breakthrough therapy, the FDA may later decide that the product candidate no longer meets the conditions for qualification or it may decide that the time period for FDA review or approval will not be shortened.
A Fast Track designation by the FDA, even if granted for other current or future product candidates, may not lead to a faster development or regulatory review or licensure process and does not increase the likelihood that Kineta’s product candidates will receive marketing licensure.
Kineta may seek Fast Track designation for one or more of its future product candidates. If a drug or biological product is intended for the treatment of a serious or life-threatening disease or condition and it demonstrates the potential to address unmet medical needs for such a disease or condition, the drug sponsor may apply for FDA Fast Track designation for a particular indication. Kineta may seek Fast Track designation for its product candidates, but there is no assurance that the FDA will grant this designation to any of Kineta’s proposed product candidates. Marketing applications submitted by sponsors of products in Fast Track development may qualify for priority review under the policies and procedures offered by the FDA, but the Fast Track designation does not assure any such qualification or ultimate marketing licensure by the FDA. The FDA has broad discretion whether or not to grant Fast Track designation, so even if Kineta believes a particular product candidate is eligible for this designation, there can be no assurance that the FDA would decide to grant it. Even if Kineta does receive Fast Track designation, Kineta may not experience a faster development process, review or licensure compared to conventional FDA procedures or pathways, and receiving a Fast Track designation does not provide assurance of ultimate FDA licensure. In addition, the FDA may withdraw Fast Track designation if it believes that the designation is no longer supported by data from Kineta’s clinical development program. In addition, the FDA may withdraw any Fast Track designation at any time.
Accelerated approval by the FDA, even if granted for Kineta’s current or any other future product candidates, may not lead to a faster development or regulatory review or approval process and it does not increase the likelihood that Kineta’s product candidates will receive regulatory approval.
Kineta may seek accelerated approval of its current or future product candidates using the FDA’s accelerated approval pathway. A product may be eligible for accelerated approval if it treats a serious or life-threatening condition and generally provides a meaningful advantage over available therapies. In addition, it must demonstrate an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality (“IMM”) that is reasonably likely to predict an effect on IMM or other clinical benefit. As a condition of approval, the FDA requires that a sponsor of a drug or biologic receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. These confirmatory trials must be completed with due diligence. In addition, the FDA currently requires, unless otherwise informed by the agency, pre-approval of promotional materials for products receiving accelerated approval, which could adversely impact the timing of the commercial launch of the product. Even if Kineta does receive accelerated approval, Kineta may not experience a faster development or regulatory review or approval process, and receiving accelerated approval does not provide assurance of ultimate FDA approval.
Even if Kineta receives regulatory approval for any of its product candidates, Kineta will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense. Additionally, Kineta’s product candidates, if approved, could be subject to post-market study requirements, marketing and labeling restrictions, and even recall or market withdrawal if unanticipated safety issues are discovered following approval. In addition, Kineta may be subject to penalties or other enforcement action if Kineta fails to comply with regulatory requirements.
If the FDA, the European Commission (based on recommendation from the EMA) or a comparable foreign regulatory authority approves any of Kineta’s product candidates, the manufacturing processes, labeling, packaging, distribution, storage, advertising, promotion, import, export, recordkeeping, monitoring and reporting for Kineta’s product will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, establishment registration and listing, as well as continued compliance with current Good Manufacturing Practice requirements (“cGMPs”) and GCP requirements for any clinical trials that Kineta conducts post-approval. Any regulatory approvals that Kineta receives for its product candidates may also be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing studies, including Phase 4 clinical trials, and surveillance to monitor the safety and efficacy of the product.
The FDA may require a REMS in order to approve Kineta’s product candidates, which could entail requirements for a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with Kineta’s third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:
•	restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market, or voluntary or mandatory product recalls;
•	revision to the labeling, including limitations on approved uses or the addition of additional warnings, contraindications or other safety information, including boxed warnings;
•	imposition of a REMS, which may include distribution or use restrictions;
•	requirements to conduct additional post-market clinical trials to assess the safety of the product;
•	fines, warning letters or other regulatory enforcement action;
•	refusal by the FDA to approve pending applications or supplements to approved applications filed by Kineta;
•	product seizure or detention, or refusal to permit the import or export of products; and
•	injunctions or the imposition of civil or criminal penalties.
In the EU, the European Commission (based on recommendation from the EMA) may require an equivalent risk management plan. The FDA’s, European Commission’s, EMA’s and other comparable foreign regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of Kineta’s product candidates. If Kineta is slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if Kineta is not able to maintain regulatory compliance, Kineta may lose any marketing approval that it may have obtained, which would adversely affect Kineta’s business, prospects and ability to achieve or sustain profitability.
Kineta anticipates that some of its current product candidates and any future product candidates may be used in combination with third-party drugs or biologics, some of which are still in development, and Kineta has limited or no control over the supply, regulatory status or regulatory approval of such drugs or biologics.
Kineta’s immuno-oncology drugs target both immune suppressive host and tumor cells in the tumor microenvironment initiating a dynamic process of activating the host immune system, which response can be further exploited by concurrent or subsequent therapies as checkpoint inhibitors such as the dominant PD-1 monoclonal antibodies, pembrolizumab and nivolumab. Accordingly, it is expected that Kineta’s product candidates, if approved, would be used in combination with third-party drugs or biologics. Kineta’s ability to develop and ultimately commercialize its current product candidates and any future product candidates used in combination with pembrolizumab, nivolumab, or any other checkpoint inhibitor immunotherapies will depend on Kineta’s ability to access such drugs or biologics on commercially reasonable terms for the clinical trials and their availability for use with the commercialized product, if approved. Kineta cannot be certain that current or potential future commercial relationships will provide it with a steady supply of such drugs or biologics on commercially reasonable terms or at all.
Any failure to maintain or enter into new successful commercial relationships, or the expense of purchasing checkpoint inhibitor immunotherapies or other comparator therapies in the market, may delay Kineta’s development timelines, increase Kineta’s costs and jeopardize Kineta’s ability to develop its current product candidates and any future product candidates as commercially viable therapies. If any of these occur, Kineta’s business, financial condition, results of operations, stock price and prospects may be materially harmed.
Moreover, the development of product candidates for use in combination with another product or product candidate may present challenges that are not faced for single agent product candidates. Kineta is currently developing immuno-oncology drugs for use in monotherapy and in combination with checkpoint inhibitors, targeted therapies and chemotherapeutics. The FDA, EMA or comparable foreign regulatory authorities may require Kineta to use more complex clinical trial designs in order to evaluate the contribution of each product and product candidate to any observed effects. It is possible that the results of such trials could show that any positive previous trial results are attributable to the combination therapy and not Kineta’s current product candidates and any future product candidates. It is also possible that trial results for Kineta’s product candidates may differ significantly if Kineta’s product candidates are investigated with different combination therapies in different trials. Moreover, following product approval, the FDA, EMA or comparable foreign regulatory authorities may require that products used in conjunction with each other be cross labeled for combined use. To the extent that Kineta does not have rights to the other product, this may require Kineta to work with a third party to satisfy such a requirement. Moreover, developments related to the other product may impact Kineta’s clinical trials for the combination as well as Kineta’s commercial prospects should Kineta receive marketing approval. Such developments may include changes to the other product’s safety or efficacy profile, changes to the availability of the approved product, quality, manufacturing and supply issues and changes to the standard of care.
In the event that any of Kineta’s collaborators or suppliers cannot continue to supply their products on commercially reasonable terms, Kineta would need to identify alternatives for accessing such checkpoint inhibitor immunotherapies. Additionally, should the supply of products from any collaborator or supplier be interrupted, delayed or otherwise be unavailable to Kineta, Kineta’s clinical trials may be delayed. In the event Kineta is unable to source an alternative supply, or are unable to do so on commercially reasonable terms, Kineta’s business, financial condition, results of operations, stock price and prospects may be materially harmed.
Kineta may expend its limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.
Because Kineta has limited financial and managerial resources, Kineta must prioritize its research programs and will need to focus its discovery and development on select product candidates and indications. Correctly prioritizing Kineta’s research and development activities is particularly important for Kineta due to the breadth of potential product candidates and indications that it believes could be pursued using Kineta’s platform technologies. As a result, Kineta may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential. Kineta’s resource allocation decisions may cause it to fail to capitalize on viable commercial products or profitable market opportunities. Kineta’s spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable products. If Kineta does not accurately evaluate the commercial potential or target market for a particular product candidate, Kineta may also relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for Kineta to retain sole development and commercialization rights to such product candidate.
If Kineta does not achieve its projected development goals in the timeframes it announces and expects, the commercialization of its products may be delayed and, as a result, Kineta’s stock price may decline.
From time to time, Kineta estimates the timing of the anticipated accomplishment of various scientific, clinical, regulatory and other product development goals, which Kineta sometimes refers to as milestones. These milestones may include the commencement or completion of preclinical studies and clinical trials and the submission of regulatory filings and may be associated with payments from collaborators. From time to time, Kineta may publicly announce the expected timing of some of these milestones. All of these milestones are and will be based on numerous assumptions. The actual timing of these milestones may vary dramatically compared to Kineta’s estimates, in some cases for reasons beyond Kineta’s control. If Kineta does not meet these milestones as publicly announced, or at all, its revenue may be lower than expected, the commercialization of its products may be delayed or never achieved and, as a result, Kineta’s stock price may decline.
If Kineta decides to seek Orphan Drug Designation for any of its current or future product candidates, Kineta may be unsuccessful or may be unable to maintain the benefits associated with Orphan Drug Designation, including the potential for supplemental market exclusivity.
Kineta may seek Orphan Drug Designation for one or more of its current or future product candidates. Regulatory authorities in some jurisdictions, including the United States and Europe, may designate drugs or biological products for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biological product intended to treat a rare disease or condition, defined as a disease or condition with a patient population of fewer than 200,000 in the United States, or a patient population greater than 200,000 in the United States when there is no reasonable expectation that the cost of developing and making available the drug in the United States will be recovered from sales in the United States for that drug or biological product. In the United States, Orphan Drug Designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers. After the FDA grants Orphan Drug Designation, the identity of the drug or biological product and its potential orphan use are disclosed publicly by the FDA. Orphan Drug Designation does not convey any advantage in, or shorten the duration of, the regulatory review and licensure process.
If a product that has Orphan Drug Designation subsequently receives the first FDA approval or licensure for a particular active ingredient for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications, including an NDA or BLA, to market the same drug or biological product for the same indication for seven years, except in limited circumstances such as a showing of clinical superiority to the product with orphan drug exclusivity or if the FDA finds that the holder of the orphan drug exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the disease or condition for which the biological product was designated. As a result, even if one of Kineta’s product candidates receives orphan exclusivity, the FDA can still approve or license other drugs or biological products that have a different active ingredient for use in treating the same indication or disease. Further, the FDA can waive orphan exclusivity if Kineta is unable to manufacture sufficient supply of its product.
Kineta may seek Orphan Drug Designation for its product candidates in additional orphan indications in which there is a medically plausible basis for the use of these product candidates. Even when Kineta obtains Orphan Drug Designation, exclusive marketing rights in the United States may be limited if Kineta seeks licensure for an indication broader than the orphan designated indication and may be lost if the FDA later determines that the request for designation was materially defective or if Kineta, through its manufacturer, is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition. In addition, although Kineta intends to seek Orphan Drug Designation for other product candidates, Kineta may never receive these designations.
If Kineta fails to develop additional product candidates, its commercial opportunity could be limited.
Kineta expects initially to focus on the development of KVA12.1, its lead immuno-oncology drug candidate. A key part of Kineta’s strategy, however, is to continue to pursue clinical development of additional product candidates utilizing its PiiONEER platform or in-licensed from third parties. Developing, obtaining marketing approval for, and commercializing any future product candidates will require substantial additional funding beyond the net proceeds of the Merger and the Private Placement and will be subject to the risks of failure inherent in drug product development. Kineta cannot assure you that it will be able to successfully advance any future product candidates through the development process.
Even if Kineta obtains approval from the FDA, European Commission (based on recommendation from the EMA) or comparable foreign regulatory authorities to market any future product candidates for the treatment of tumors, Kineta cannot assure that any such product candidates will be successfully commercialized, widely accepted in the marketplace, or more effective than other commercially available alternatives. If Kineta is unable to successfully develop and commercialize additional product candidates its commercial opportunity may be limited and Kineta’s business, financial condition, results of operations, stock price and prospects may be materially harmed.
Difficulty in enrolling patients could delay or prevent clinical trials of Kineta’s current product candidates and any future product candidates. Kineta may find it difficult to enroll patients in its ongoing clinical trials or any subsequent trials it may conduct and Kineta’s receipt of necessary regulatory approvals could be delayed or prevented.
Identifying and qualifying patients to participate in clinical studies of Kineta’s current product candidates and any future product candidates is critical to Kineta’s success. The timing of completion of Kineta’s clinical trials depends in part on the speed at which Kineta can recruit patients to participate in testing its current product candidates and any future product candidates, and Kineta may experience delays in its clinical trials if it encounters difficulties in enrollment or patient retention due to other unforeseen factors. Kineta may not be able to initiate or continue clinical trials for its current product candidates and any future product candidates if Kineta is unable to locate and enroll and retain a sufficient number of eligible patients to participate in these trials as required by the FDA, EMA or comparable foreign regulatory authorities outside the United States. For example, the COVID-19 pandemic has impacted, and may continue to impact, Kineta’s ability to initiate clinical sites and recruit, enroll and retain patients or may divert healthcare resources away from clinical trials. In addition, some of Kineta’s competitors have ongoing clinical trials for product candidates that treat the same indications as Kineta’s current product candidates, and patients who would otherwise be eligible for Kineta’s clinical trials may instead enroll in clinical trials of Kineta’s competitors’ product candidates or future product candidates.
In addition to the competitive trial environment, the eligibility criteria of Kineta’s planned clinical trials will further limit the pool of available study participants as Kineta will require that patients have specific characteristics that it can measure to assure their cancer is either severe enough or not too advanced to include them in a study. Additionally, the process of finding patients may prove costly. Kineta also may not be able to identify, recruit and enroll a sufficient number of patients to complete Kineta’s clinical studies because of the perceived risks and benefits of the product candidates under study, the availability and efficacy of competing therapies and clinical trials, the proximity and availability of clinical trial sites for prospective patients, and the patient referral practices of physicians. If patients are unwilling to participate in Kineta’s studies for any reason, the timeline for recruiting patients, conducting studies and obtaining regulatory approval of potential products may be delayed.
The enrollment of patients further depends on many factors, including:
•	the size of the patient population and process for identifying patients;
•	the eligibility criteria for the clinical trial in question;
•	the availability of an appropriate screening test, as necessary;
•	the perceived risks and benefits of the product candidate under study;
•	the efforts to facilitate timely enrollment in clinical trials;
•	the proximity and availability of clinical trial sites for prospective patients;
•	the design of the clinical trial;
•	Kineta’s ability to recruit clinical trial investigators with the appropriate competencies and experience;
•	Kineta’s ability to obtain and maintain patient consents;
•	reporting of the preliminary results of any of Kineta’s clinical trials; and
•	the risk that patients enrolled in clinical trials will drop out of the clinical trials before clinical trial completion.
In addition, Kineta’s clinical trials will compete with other clinical trials for product candidates that are in the same therapeutic areas as Kineta’s current product candidates and any future product candidates, and this competition will reduce the number and types of patients available to Kineta because some patients who might have opted to enroll in Kineta’s clinical trials may instead opt to enroll in a clinical trial being conducted by one of Kineta’s competitors. Since the number of qualified clinical investigators is limited, Kineta expects to conduct some of its clinical trials at the same clinical trial sites that some of Kineta’s competitors use, which will reduce the number of patients who are available for Kineta’s clinical trials at such clinical trial sites. Furthermore, even if Kineta is able to enroll a sufficient number of patients for its clinical trials, Kineta may have difficulty maintaining enrollment of such patients in its clinical trials.
If Kineta experiences delays in the completion of, or termination of, any clinical trial of its current product candidates and any future product candidates, the commercial prospects of Kineta’s current product candidates and any future product candidates will be harmed, and Kineta’s ability to generate product revenue from such product candidates could be delayed or prevented.
Kineta’s future growth depends, in part, on its ability to penetrate multiple markets in which Kineta would be subject to additional regulatory burdens and other risks and uncertainties.
Kineta’s future profitability will depend, in part, on its ability to commercialize its product candidates, if approved, in markets in the United States, Europe, the UK, and other countries where Kineta maintains commercialization rights. As Kineta begins to commercialize its product candidates, if approved, in multiple markets, Kineta is subject to additional risks and uncertainties, including:
•	foreign currency exchange rate fluctuations and currency controls;

•	economic weakness, including inflation, or political instability in particular economies and markets;
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potentially adverse and/or unexpected tax consequences, including penalties due to the failure of tax planning or due to the challenge by tax authorities on the basis of transfer pricing and liabilities imposed from inconsistent enforcement;

•	the burden of complying with complex and changing regulatory, tax, accounting and legal requirements, many of which vary between countries;
•	different medical practices and customs in multiple countries affecting acceptance of drugs in the marketplace;
•	differing payor reimbursement regimes, governmental payors or patient self-pay systems and price controls;
•	tariffs, trade barriers, import or export licensing requirements or other restrictive actions;
•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;
•	workforce uncertainty in countries where labor unrest is common;
•	reduced or loss of protection of intellectual property rights in some foreign countries, and related prevalence of generic alternatives to therapeutics; and
•	becoming subject to the different, complex and changing laws, regulations and court systems of multiple jurisdictions and compliance with a wide variety of foreign laws, treaties and regulations.
These and other risks associated with international operations may adversely affect Kineta’s ability to attain or maintain profitable operations. Future sales of Kineta’s products or its product candidates, if they are approved, will be dependent on purchasing decisions of and reimbursement from government health administration authorities, distributors and other organizations. As a result of adverse conditions affecting the global economy and credit and financial markets, including disruptions due to political instability or otherwise, these organizations may defer purchases, may be unable to satisfy their purchasing or reimbursement obligations, or may affect milestone payments or royalties for Kineta’s products or any of its product candidates that are approved for commercialization in the future. Should any of these risks materialize, this could have a material adverse effect on Kineta’s business, prospects, financial condition and results of operations.
Risks Related to Manufacturing and Commercialization
The manufacture of Kineta’s product candidates is complex and Kineta may encounter difficulties in production, particularly with respect to process development or scaling-out of Kineta’s manufacturing capabilities. If Kineta encounters such difficulties, Kineta’s ability to provide supply of its product candidates for clinical trials or its products for patients, if approved, could be delayed or stopped.
Kineta has not yet manufactured or processed its product candidates on a commercial scale and may not be able to do so for any of its product candidates. Kineta may encounter difficulties in production, particularly in scaling up or out, validating the production process, and assuring high reliability of the manufacturing process. These problems include delays or break-downs in logistics and shipping, difficulties with production costs and yields, failure to maintain adequate quality control, product testing issues, operator error and lack of availability of qualified personnel, as well as failure to comply with strictly enforced federal, state and foreign regulations.
Furthermore, if contaminations are discovered in Kineta’s supply of product candidates or in the manufacturing facilities, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination. Kineta cannot assure you that any of these or other issues relating to the manufacture of its product candidates will not occur in the future. Any delay or interruption in the supply of clinical trial supplies could delay the completion of clinical trials, increase the costs associated with maintaining clinical trial programs and, depending upon the period of delay, require Kineta to begin new clinical trials at additional expense or terminate clinical trials completely.
Manufacturing facilities also require commissioning and validation activities to demonstrate that they operate as designed, and are subject to government inspections by the FDA, EU Member States, coordinated by the EMA, and other comparable foreign regulatory authorities. If Kineta is unable to reliably produce products to specifications acceptable to the regulatory authorities, Kineta may not obtain or maintain the approvals it needs to manufacture its products. Further, manufacturing facilities may fail to pass government inspections prior to or after the commercial launch of Kineta’s product candidates, which would cause significant delays and additional costs required to remediate any deficiencies identified by the regulatory authorities. Any of these challenges could delay completion of clinical trials, require bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of Kineta’s product candidate, impair commercialization efforts, increase Kineta’s cost of goods and have an adverse effect on Kineta’s business, financial condition, results of operations and growth prospects.
Changes in product candidate manufacturing or formulation may result in additional costs or delay.
As product candidates are developed through preclinical studies to later-stage clinical trials towards approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods and formulation, are altered along the way in an effort to optimize processes and results. Any of these changes could cause Kineta’s current product candidates or any future product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials conducted with the altered materials. Such changes may also require additional testing, or notification to, or approval by the FDA, European Commission, EMA or a comparable foreign regulatory authority. This could delay completion of clinical trials, require the conduct of bridging clinical trials or studies, require the repetition of one or more clinical trials, increase clinical trial costs, delay approval of Kineta’s current product candidates and any future product candidates and/or jeopardize Kineta’s ability to commence product sales and generate revenue.
Even if any of Kineta’s product candidates receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.
Even if Kineta obtains marketing approvals from the FDA, the European Commission (based on recommendation from the EMA) or other comparable foreign regulatory agencies and is able to initiate commercialization of Kineta’s clinical-stage product candidates or any other product candidates Kineta develops, the product candidate may not achieve market acceptance among physicians, patients, hospitals, including pharmacy directors, and third-party payors and, ultimately, may not be commercially successful. The degree of market acceptance of Kineta’s product candidates, if approved for commercial sale, will depend on a number of factors, including:
•	the clinical indications for which Kineta’s product candidates are approved;
•	physicians, hospitals, cancer treatment centers and patients considering Kineta’s product candidates as a safe and effective treatment;
•	the potential and perceived advantages of Kineta’s product candidates over alternative treatments;
•	the prevalence and severity of any side effects;
•	product labeling or product insert requirements of the FDA, European Commission, EMA, or other comparable foreign regulatory authorities;
•	limitations or warnings contained in the labeling approved by the FDA, European Commission, EMA or other comparable foreign regulatory authorities;
•	the timing of market introduction of Kineta’s product candidates as well as competitive products;
•	the cost of treatment in relation to alternative treatments;
•	the amount of upfront costs or training required for physicians to administer Kineta’s product candidates;
•	the availability of coverage, adequate reimbursement from, and Kineta’s ability to negotiate pricing with, third-party payors and government authorities;
•	the willingness of patients to pay out-of-pocket in the absence of comprehensive coverage and reimbursement by third-party payors and government authorities;
•	relative convenience and ease of administration, including as compared to alternative treatments and competitive therapies; and
•	the effectiveness of Kineta’s sales and marketing efforts and distribution support.
Kineta’s efforts to educate physicians, patients, third-party payors and others in the medical community on the benefits of Kineta’s product candidates, if approved, may require significant resources and may never be successful.

Such efforts may require more resources than are typically required due to the complexity and uniqueness of Kineta’s product candidates. Because Kineta expects sales of its product candidates, if approved, to generate substantially all of Kineta’s product revenue for the foreseeable future, the failure of Kineta’s product candidates to find market acceptance would harm Kineta’s business and could require Kineta to seek additional financing. Even if Kineta’s product candidates, if approved, achieve market acceptance, Kineta may not be able to maintain that market acceptance over time if new products or technologies are introduced that are more favorably received than Kineta’s products, are more cost effective or render Kineta’s products obsolete.
Kineta may not be able to successfully commercialize its product candidates, if approved, due to unfavorable pricing regulations or third-party coverage and reimbursement policies, which could make it difficult for Kineta to sell its product candidates profitably.
Obtaining coverage and reimbursement approval for a product from a government or other third-party payor is a time-consuming and costly process, with uncertain results, that could require Kineta to provide supporting scientific, clinical and cost effectiveness data for the use of Kineta products to the payor. There may be significant delays in obtaining such coverage and reimbursement for newly approved products, and coverage may not be available, or may be more limited than the purposes for which the product is approved by the FDA or other comparable foreign regulatory authorities. Moreover, eligibility for coverage and reimbursement does not imply that a product will be paid for in all cases or at a rate that covers Kineta’s costs, including research, development, intellectual property, manufacture, sale and distribution expenses. Interim reimbursement levels for new products, if applicable, may also not be sufficient to cover Kineta’s costs and may not be made permanent. Reimbursement rates may vary according to the use of the product and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost products and may be incorporated into existing payments for other services. Net prices for products may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors, by any future laws limiting drug prices and by any future relaxation of laws that presently restrict imports of product from countries where they may be sold at lower prices than in the United States.
There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. In the United States, there is no uniform policy among third-party payors for coverage and reimbursement. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting reimbursement policies, but also have their own methods and approval process apart from Medicare coverage and reimbursement determinations. Therefore, one third-party payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage for the product.
Coverage and reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a product is:
•	a covered benefit under its health plan;
•	safe, effective and medically necessary;
•	appropriate for the specific patient;
•	cost-effective; and
•	neither experimental nor investigational.
Kineta cannot be sure that reimbursement will be available for any product that it commercializes and, if coverage and reimbursement are available, what the level of reimbursement will be. Kineta’s inability to promptly obtain coverage and adequate reimbursement rates from both government-funded and private payors for any approved products that Kineta develops could have a material adverse effect on Kineta’s operating results, Kineta’s ability to raise capital needed to commercialize products and Kineta’s overall financial condition.
Reimbursement may impact the demand for, and the price of, any product for which Kineta obtains marketing approval. Even if Kineta obtains coverage for a given product by a third-party payor, the resulting reimbursement payment rates may not be adequate or may require co-payments that patients find unacceptably high. Patients who are prescribed medications for the treatment of their conditions, and their prescribing physicians, generally rely on third-party payors to reimburse all or part of the costs associated with those medications. Patients are unlikely to use Kineta’s products unless coverage is provided and reimbursement is adequate to cover all or a significant portion of the cost of Kineta’s products. Therefore, coverage and adequate reimbursement are critical to a new product’s acceptance. Coverage decisions may depend upon clinical and economic standards that disfavor new products when more established or lower cost therapeutic alternatives are already available or subsequently become available.
For products administered under the supervision of a physician, obtaining coverage and adequate reimbursement may be particularly difficult because of the higher prices often associated with such drugs. Additionally, separate reimbursement for the product itself may or may not be available. Instead, the hospital or administering physician may be reimbursed only for providing the treatment or procedure in which Kineta’s product is used. Further, from time to time, the Centers for Medicare & Medicaid Services (“CMS”), the federal agency responsible for administering the Medicare program, revises the reimbursement amounts paid to health care providers, including the Medicare Physician Fee Schedule and Hospital Outpatient Prospective Payment System, which may result in reduced Medicare payments.
Kineta expects to experience pricing pressures in connection with the sale of any of its product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription medicines, medical devices and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the successful commercialization of new products. Further, the adoption and implementation of any future governmental cost containment or other health reform initiative may result in additional downward pressure on the price that Kineta may receive for any approved product.
Outside of the United States, many countries require approval of the sale price of a product before it can be marketed, and the pricing review period only begins after marketing or product licensing approval is granted. To obtain reimbursement or pricing approval in some of these countries, Kineta may be required to conduct a clinical trial that compares the cost-effectiveness of Kineta’s product candidate to other available therapies. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, Kineta might obtain marketing approval for a product candidate in a particular country, but then be subject to price regulations that delay its commercial launch of the product, possibly for lengthy time periods, and negatively impact the revenue, if any, Kineta is able to generate from the sale of the product in that country. Adverse pricing limitations may hinder Kineta’s ability to recoup its investment in one or more product candidates, even if such product candidates obtain marketing approval.
Reimbursement and healthcare payment systems vary significantly by country outside the U.S., and many countries have instituted price ceilings on specific products and therapies. In the EU and the UK, similar political, economic and regulatory developments may affect Kineta’s ability to profitably commercialize its product candidates, if approved. In addition to continuing pressure on prices and cost containment measures, legislative developments at the EU, UK or at an EU Member State level may result in significant additional requirements or obstacles that may increase Kineta’s operating costs. The delivery of healthcare in the EU and the UK, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than EU, law and policy. National governments and health service providers have different priorities and approaches to the delivery of health care and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most EU Member States and the UK have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Coupled with ever-increasing EU and national regulatory burdens on those wishing to develop and market products in these countries, this could prevent or delay marketing approval of Kineta’s product candidates, restrict or regulate post-approval activities and affect Kineta’s ability to commercialize its product candidates, if approved.
Kineta cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action in the U.S., the EU, UK or any other jurisdiction. If Kineta, or any third parties Kineta may engage are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if Kineta or such third parties are not able to maintain regulatory compliance, Kineta’s product candidates may lose any regulatory approval that may have been obtained and Kineta may not achieve or sustain profitability.
If the regulatory authorities in such jurisdictions set prices or make reimbursement criteria that are not commercially attractive for Kineta or its collaborators, Kineta’s revenues and the potential profitability of Kineta’s products in those countries would be negatively affected.

If approved, Kineta’s product candidates that are licensed and regulated as biological products, or biologics, may face competition from biosimilars approved through an abbreviated regulatory pathway.
The Biologics Price Competition and Innovation Act of 2009 (the “BPCIA”) was enacted as part of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, the “ACA”), to establish an abbreviated pathway for the approval of biosimilar and interchangeable with an FDA-licensed reference biologic product. The regulatory pathway establishes legal authority for the FDA to review and approve biosimilar biologics, including the possible designation of a biosimilar as “interchangeable” based on its similarity to an approved biologic. Under the BPCIA, reference biological product is granted 12 years of non-patent data exclusivity from the time of first licensure of the product, and the FDA will not accept an application for a biosimilar or interchangeable product based on the reference biological product until four years after the date of first licensure of the reference product. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed. During this 12-year period of exclusivity, another company may still develop and receive approval of a competing biologic, so long as their BLA does not rely on the reference product or sponsor’s data or submit the application as a biosimilar application. The law is complex and is still being interpreted and implemented by the FDA. As a result, its ultimate impact, implementation and meaning are subject to uncertainty, and any new policies or processes adopted by the FDA could have a material adverse effect on the future commercial prospects for Kineta’s biological products.
Kineta believes that any of the product candidates it develops that is approved in the United States as a biological product under a BLA should qualify for the 12-year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider the subject product candidate to be a reference product for competing products, potentially creating the opportunity for biosimilar competition sooner than anticipated. Moreover, the extent to which a biosimilar, once approved, will be substituted for any one of the reference products in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing. The approval of a biosimilar of Kineta’s product candidates could have a material adverse impact on Kineta’s business due to increased competition and pricing pressure.
If competitors are able to obtain regulatory approval for biosimilars referencing Kineta’s product candidates, Kineta’s product candidates may become subject to competition from such biosimilars, with the attendant competitive pressure and consequences.
If the market opportunities for any of Kineta’s product candidates are smaller than it believes they are, Kineta’s revenue may be adversely affected, and Kineta’s business may suffer.
Kineta is focused on the development of treatments for cancer. Kineta’s projections of addressable patient populations that have the potential to benefit from treatment with Kineta’s product candidates are based on estimates, including estimated incidence rates of specific forms of cancer. If any of Kineta’s estimates are inaccurate, the market opportunities for any of Kineta’s product candidates could be significantly diminished and have an adverse material impact on Kineta’s business.
If any of Kineta’s product candidates are approved for marketing and commercialization and Kineta is unable to establish sales and marketing capabilities or enter into agreements with third parties to sell and market its product candidates, Kineta will be unable to successfully commercialize its product candidates if and when they are approved.
Kineta has no sales, marketing or distribution capabilities or experience. To achieve commercial success for any approved product for which Kineta retains sales and marketing responsibilities, Kineta must either develop a sales and marketing organization, which would be expensive and time consuming, or outsource these functions to other third parties. In the future, Kineta may choose to build a focused sales and marketing infrastructure to sell, or participate in sales activities with its collaborators for, some of Kineta’s product candidates if and when they are approved.
There are risks involved with both establishing Kineta’s own sales and marketing capabilities and entering into arrangements with third parties to perform these services. For example, recruiting and training a sales force is expensive and time consuming and could delay any product launch. If the commercial launch of a product candidate for which Kineta recruits a sales force and establish marketing capabilities is delayed or does not occur for any reason, Kineta would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and Kineta’s investment would be lost if it cannot retain or reposition its sales and marketing personnel. Factors that may inhibit Kineta’s efforts to commercialize future products on its own include:
•	Kineta’s inability to recruit and retain adequate numbers of effective sales and marketing personnel;
•	the inability of sales personnel to compliantly obtain access to physicians or educate adequate numbers of physicians on the benefits of prescribing any future products;
•	the lack of complementary products to be offered by sales personnel, which may put Kineta at a competitive disadvantage relative to companies with more extensive product portfolios; and
•	unforeseen costs and expenses associated with creating an independent sales and marketing organization.
If Kineta enters into arrangements with third parties to perform sales, marketing and distribution services, Kineta’s product revenue or the profitability of these product revenue to Kineta are likely to be lower than if Kineta were to market and sell any products that it develops itself. In addition, Kineta may not be successful in entering into arrangements with third parties to sell and market its product candidates or may be unable to do so on terms that are favorable to Kineta. In entering into third-party marketing or distribution arrangements, any revenue Kineta receives will depend upon the efforts of the third parties and Kineta cannot assure you that such third parties will establish adequate sales and distribution capabilities or devote the necessary resources and attention to sell and market any future products effectively. If Kineta does not establish sales and marketing capabilities successfully, either on its own or in collaboration with third parties, Kineta will not be successful in commercializing its product candidates.
Regulatory approval by the FDA, European Commission (based on recommendation from the EMA) or comparable foreign regulatory authorities is limited to those specific indications and conditions for which approval has been granted, and Kineta may be subject to substantial fines, criminal penalties, injunctions or other enforcement actions if Kineta is determined to be promoting the use of its products for unapproved or “off-label” uses or in a manner inconsistent with the approved labeling, resulting in damage to Kineta’s reputation and business.
Kineta must comply with requirements concerning advertising and promotion for any product candidates for which Kineta obtains marketing approval. Promotional communications with respect to therapeutics are subject to a variety of legal and regulatory restrictions and continuing review by the FDA or comparable foreign regulatory and governmental authorities, Department of Justice, Department of Health and Human Services’ (“HHS”) Office of Inspector General, state attorneys general, members of Congress and the public. When the FDA or comparable foreign regulatory authorities issue regulatory approval for a product candidate, the regulatory approval is limited to those specific uses and indications for which a product is approved. If Kineta is not able to obtain FDA or comparable foreign regulatory authority approval for desired uses or indications for its current product candidates and any future product candidates, Kineta may not market or promote them for those indications and uses, referred to as off-label uses, and Kineta’s business, financial condition, results of operations, stock price and prospects will be materially harmed. Kineta also must sufficiently substantiate any claims that it makes for its products, including claims comparing Kineta’s products to other companies’ products, and must abide by the FDA or a comparable foreign regulatory or governmental authority’s strict requirements regarding the content of promotion and advertising.
While physicians may choose to prescribe products for uses that are not described in the product’s labeling and for uses that differ from those tested in clinical trials and approved by the regulatory authorities, Kineta and any third parties engaged on its behalf are prohibited from marketing and promoting the products for indications and uses that are not specifically approved by the FDA or comparable foreign regulatory authorities. Regulatory authorities in the United States generally do not restrict or regulate the behavior of physicians in their choice of treatment within the practice of medicine. Regulatory authorities do, however, restrict communications by biopharmaceutical companies concerning off-label use.
If Kineta is found to have impermissibly promoted any of its current product candidates and any future product candidates, Kineta may become subject to significant liability and government fines. The FDA and other agencies actively enforce the laws and regulations regarding product promotion, particularly those prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted a product may be subject to significant sanctions. The federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed.

In the United States, engaging in the impermissible promotion of Kineta’s products, following approval, for off-label uses can also subject Kineta to false claims and other litigation under federal and state statutes. These include fraud and abuse and consumer protection laws, which can lead to civil and criminal penalties and fines, agreements with governmental authorities that materially restrict the manner in which Kineta promotes or distributes therapeutic products and conducts its business. These restrictions could include corporate integrity agreements, suspension or exclusion from participation in federal and state healthcare programs, and suspension and debarment from government contracts and refusal of orders under existing government contracts. These False Claims Act lawsuits against manufacturers of drugs and biologics have increased significantly in volume and breadth, leading to several substantial civil and criminal settlements pertaining to certain sales practices and promoting off-label uses. In addition, False Claims Act lawsuits may expose manufacturers to follow-on claims by private payors based on fraudulent marketing practices. This growth in litigation has increased the risk that a biopharmaceutical company will have to defend a false claim action, pay settlement fines or restitution, as well as criminal and civil penalties, agree to comply with burdensome reporting and compliance obligations and be excluded from Medicare, Medicaid, or other federal and state healthcare programs. If Kineta does not lawfully promote its approved products, if any, Kineta may become subject to such litigation and, if Kineta does not successfully defend against such actions, those actions may have a material adverse effect on Kineta’s business, financial condition, results of operations, stock price and prospects.
In the United States, the promotion of biopharmaceutical products is subject to additional FDA requirements and restrictions on promotional statements. If after one or more of Kineta’s current or future product candidates obtains marketing approval the FDA determines that Kineta’s promotional activities violate its regulations and policies pertaining to product promotion, it could request that Kineta modify its promotional materials or subject Kineta to regulatory or other enforcement actions, including issuance of warning letters or untitled letters, suspension or withdrawal of an approved product from the market, requests for recalls, payment of civil fines, disgorgement of money, imposition of operating restrictions, injunctions or criminal prosecution and other enforcement actions. Similarly, industry codes in foreign jurisdictions may prohibit companies from engaging in certain promotional activities and regulatory agencies in various countries may enforce violations of such codes with civil penalties. If Kineta becomes subject to regulatory and enforcement actions, Kineta’s business, financial condition, results of operations, stock price and prospects will be materially harmed.
Furthermore, the use of Kineta’s products for indications other than those approved by the FDA or comparable foreign regulatory authorities may not effectively treat such conditions. Any such off-label use of Kineta’s product candidates could harm Kineta’s reputation in the marketplace among physicians and patients. There may also be increased risk of injury to patients if physicians attempt to use Kineta’s products for these uses for which they are not approved, which could lead to product liability suits that might require significant financial and management resources and that could harm Kineta’s reputation.
Even if Kineta obtains FDA or European Commission (based on recommendation of the EMA) approval any of its product candidates in the United States or EU, Kineta may never obtain approval for or commercialize any of them in any other jurisdiction, which would limit Kineta’s ability to realize their full market potential.
In order to market any products in any particular jurisdiction, Kineta must establish and comply with numerous and varying regulatory requirements on a country-by-country basis regarding safety and efficacy.
Approval by the FDA in the United States or the European Commission (based on recommendation of the EMA) in the EU does not ensure approval by regulatory authorities in other countries or jurisdictions. However, the failure to obtain approval in one jurisdiction may negatively impact Kineta’s ability to obtain approval elsewhere. In addition, clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not guarantee regulatory approval in any other country.
Approval processes vary among countries and can involve additional product testing and validation and additional administrative review periods. Seeking foreign regulatory approval could result in difficulties and increased costs for Kineta and require additional preclinical studies or clinical trials which could be costly and time consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of Kineta’s products in those countries. Kineta does not have any product candidates approved for sale in any jurisdiction, including in international markets, and Kineta does not have experience in obtaining regulatory approval in international markets. If Kineta fails to comply with regulatory requirements in international markets or to obtain and maintain required approvals, or if regulatory approvals in international markets are delayed, Kineta’s target market will be reduced and its ability to realize the full market potential of any product it develops will be unrealized.

Risks Related to Kineta’s Reliance on Third Parties
Some of Kineta’s product candidates may be studied in clinical trials sponsored by organizations or agencies other than Kineta, or in investigator-initiated clinical trials, which means Kineta will have minimal or no control over the conduct of such trials.
Kineta has and may continue to supply and otherwise support third party research, including investigator-initiated clinical trials. Investigator-initiated clinical trials pose similar risks as those set forth elsewhere in this “Risk Factor” section relating to Kineta’s internally-sponsored clinical trials, but because Kineta may not be the sponsors of these trials, Kineta has less control over the protocols, administration or conduct of these trials, including follow-up with patients and ongoing collection of data after treatment. The conduct or findings of these trials may have a negative impact on Kineta’s development programs notwithstanding that Kineta has little involvement or control over these trials. As a result, Kineta is subject to additional risks associated with the way investigator-initiated trials are conducted. In particular, Kineta may be named in lawsuits that would lead to increased costs associated with legal defense. Additional risks include difficulties or delays in communicating with investigators or administrators, procedural delays and other timing issues and difficulties or differences in interpreting data. Third-party investigators may design clinical trials with clinical endpoints that are more difficult to achieve, or in other ways that increase the risk of negative clinical trial results compared to clinical trials that Kineta may design on its own. Negative results in investigator-initiated clinical trials could have a material adverse effect on Kineta’s efforts to obtain regulatory approval for Kineta’s product candidates and the public perception of Kineta’s product candidates. As a result, Kineta’s lack of control over the conduct and timing of and communications with the FDA and other regulatory authorities regarding investigator-sponsored trials may expose Kineta to additional risks and uncertainties, many of which are outside Kineta’s control, and the occurrence of which could adversely affect the commercial prospects for Kineta’s product candidates.
Kineta relies on third parties to conduct, supervise and monitor its clinical trials and perform some of its research and preclinical studies. If these third parties do not satisfactorily carry out their contractual duties or fail to meet expected deadlines, Kineta’s development programs may be delayed or subject to increased costs, each of which may have an adverse effect on Kineta’s business and prospects.
Kineta does not have the ability to conduct all aspects of its preclinical testing or clinical trials itself. As a result, Kineta is and expects to remain dependent on third parties to conduct its current and future preclinical studies and clinical trials. CROs that manage Kineta’s preclinical studies and clinical trials as well as clinical investigators, including in investigator-initiated clinical trials, and consultants play a significant role in the conduct of Kineta’s preclinical studies and clinical trials and the subsequent collection and analysis of data. The timing of the initiation and completion of these studies and trials will therefore be partially controlled by such third parties and may result in delays to Kineta’s development programs. Nevertheless, Kineta is responsible for ensuring that each of its preclinical studies and clinical trials is conducted in accordance with the applicable protocol, legal requirements and scientific standards, and Kineta’s reliance on the CROs and other third parties does not relieve Kineta of its regulatory responsibilities. Kineta and its CROs are required to comply with GLP and GCP requirements, which are regulations and guidelines enforced by the FDA, the EMA and comparable foreign regulatory authorities for all of Kineta’s product candidates in clinical development. Regulatory authorities enforce these GLP and GCP requirements through periodic inspections of preclinical study sites, trial sponsors, clinical trial investigators and clinical trial sites. If Kineta or any of its CROs or clinical trial sites, including clinical trial sites in investigator-initiated clinical trials, fail to comply with applicable GLP or GCP requirements, the data generated in Kineta’s preclinical studies and clinical trials may be deemed unreliable, and the FDA, EMA or comparable foreign regulatory authorities may require Kineta to perform additional preclinical or clinical trials before approving Kineta’s marketing applications. In addition, Kineta’s clinical trials must be conducted with product produced under cGMP regulations. Kineta’s failure to comply with these regulations may require Kineta to stop and/or repeat clinical trials, which would delay the marketing approval process.
There is no guarantee that any such CROs, clinical trial investigators or other third parties on which Kineta relies will devote adequate time and resources to Kineta’s development activities or perform as contractually required. These risks are heightened as a result of the efforts of government agencies and the CROs themselves to limit the spread of COVID-19, including quarantines and shelter-in-place orders. If any of these third parties fail to meet expected deadlines, adhere to Kineta’s clinical protocols or meet regulatory requirements, otherwise performs in a substandard manner, or terminates its engagement with Kineta, the timelines for Kineta’s development programs may be extended or delayed or Kineta’s development activities may be suspended or terminated. If any of Kineta’s clinical trial sites terminates for any reason, Kineta may experience the loss of follow-up information on subjects enrolled in such clinical trials unless Kineta is able to transfer those subjects to another qualified clinical trial site, which may be difficult or impossible. In addition, clinical trial investigators for Kineta’s clinical trials or investigator-initiated clinical trials may serve as scientific advisors or consultants to Kineta from time to time and may receive cash or equity compensation in connection with such services. If these relationships and any related compensation result in perceived or actual conflicts of interest, or the FDA or any comparable foreign regulatory authority concludes that the financial relationship may have affected the interpretation of the trial, the integrity of the data generated at the applicable clinical trial site may be questioned and the utility of the clinical trial itself may be jeopardized, which could result in the delay or rejection of any marketing application Kineta submits by the FDA or any comparable foreign regulatory authority. Any such delay or rejection could prevent Kineta from commercializing its product candidates.
Furthermore, these third parties may also have relationships with other entities, some of which may be Kineta’s competitors. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct Kineta’s clinical trials in accordance with regulatory requirements or Kineta’s stated protocols, Kineta will not be able to obtain, or may be delayed in obtaining, marketing approvals for its product candidates and will not be able to, or may be delayed in its efforts to, successfully commercialize its products.
Kineta relies on third parties to manufacture its product candidates, and Kineta expects to continue to rely on third parties for the clinical as well as any future commercial supply of its product candidates and other future product candidates. The development of Kineta’s current and future product candidates, and the commercialization of any approved products, could be stopped, delayed or made less profitable if any such third party fails to provide Kineta with sufficient clinical or commercial quantities of such product candidates or products, fails to do so at acceptable quality levels or prices or fails to achieve or maintain satisfactory regulatory compliance.
Kineta does not currently have, and Kineta does not plan to build, the infrastructure or capability internally to manufacture current product candidates or any future product candidates for use in the conduct of its clinical trials or, if approved, for commercial supply. Kineta relies on, and expects to continue to rely on, contract manufacturing organizations (“CMOs”). Reliance on third-party providers may expose Kineta to more risk than if it were to manufacture its product candidates itself. Kineta does not control the manufacturing processes of the CMOs it contracts with and is dependent on those third parties for the production of its product candidates in accordance with relevant applicable regulations such as cGMP, which includes, among other things, quality control, quality assurance and the maintenance of records and documentation.
In complying with the manufacturing regulations of the FDA and other comparable foreign regulatory authorities, Kineta and its third-party suppliers must spend significant time, money and effort in the areas of design and development, testing, production, record-keeping and quality control to assure that the products meet applicable specifications and other regulatory requirements. The failure to comply with these requirements could result in an enforcement action against Kineta, including the seizure of products and shutting down of production. Kineta and any of these third-party suppliers may also be subject to inspections by the FDA, EU Member States, coordinated by the EMA, or comparable foreign regulatory authorities. If any of Kineta’s third-party suppliers fail to comply with cGMP or other applicable manufacturing regulations, Kineta’s ability to develop and commercialize its product candidates could suffer significant interruptions.
Kineta’s failure, or the failure of Kineta’s third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on Kineta, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or drugs, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of Kineta’s products.
Any disruption, such as a fire, natural hazards or vandalism at Kineta’s CMOs, or any impacts on Kineta’s CMOs due to the COVID-19 pandemic, could significantly interrupt Kineta’s manufacturing capability. Kineta currently does not have alternative production plans in place or disaster-recovery facilities available. In case of a disruption, Kineta will have to establish alternative manufacturing sources. This would require substantial capital on Kineta’s part, which it may not be able to obtain on commercially acceptable terms or at all. Additionally, Kineta would likely experience months of manufacturing delays as Kineta builds facilities or locates alternative suppliers and seeks and obtains necessary regulatory approvals. If this occurs, Kineta will be unable to satisfy manufacturing needs on a timely basis, if at all. If changes to CMOs occur, then there also may be changes to manufacturing processes inherent in the setup of new operations for Kineta’s product candidates and any products that may obtain approval in the future. Any such changes could require the conduct of bridging studies before Kineta can use any materials produced at new facilities or under new processes in clinical trials or, for any products reaching approval, in Kineta’s commercial supply. Further, business interruption insurance may not adequately compensate Kineta for any losses that may occur and Kineta would have to bear the additional cost of any disruption. For these reasons, a significant disruptive event of any CMOs could have drastic consequences, including placing Kineta’s financial stability at risk.
Kineta’s product candidates and any drugs that Kineta may develop may compete with other product candidates and drugs for access to manufacturing facilities. There are no assurances Kineta would be able to enter into similar commercial arrangements with other manufacturers that operate under cGMP regulations and that might be capable of manufacturing for Kineta. Any performance failure on the part of Kineta’s existing or future manufacturers could delay clinical development or marketing approval.
If Kineta were to experience an unexpected loss of supply of or if any supplier were unable to meet Kineta’s clinical or commercial demand for any of Kineta’s product candidates, Kineta could experience delays in its planned clinical studies or commercialization. For example, the COVID-19 pandemic may impact Kineta’s ability to procure sufficient supplies for the development of Kineta’s current and future product candidates, and the extent of such impacts will depend on the severity and duration of the spread of the virus and the actions undertaken to contain COVID-19 or treat its effects. Kineta could be unable to find alternative suppliers of acceptable quality and experience that can produce and supply appropriate volumes at an acceptable cost or on favorable terms. Moreover, Kineta’s suppliers are often subject to strict manufacturing requirements and rigorous testing requirements, which could limit or delay production. The long transition periods necessary to switch manufacturers and suppliers, if necessary, would significantly delay Kineta’s clinical trials and, for any product candidates that reach approval, the commercialization of Kineta’s products, which would materially adversely affect Kineta’s business, financial condition and results of operation.
Kineta depends on third-party suppliers for materials that are necessary for the conduct of preclinical studies and manufacture of Kineta’s product candidates for clinical trials, and the loss of these third-party suppliers or their inability to supply Kineta with sufficient quantities of adequate materials, or to do so at acceptable quality levels and on a timely basis, could harm Kineta’s business.
Manufacturing Kineta’s product candidates requires many reagents, which are substances used in Kineta’s manufacturing processes to bring about chemical or biological reactions, and other specialty materials and equipment, some of which are manufactured or supplied by small companies with limited resources and experience to support commercial biologics production. Kineta currently depends on a limited number of vendors for certain materials and equipment used in the manufacture of its product candidates. For example, Kineta currently uses facilities and equipment at external CMOs, as well as supply sources internal to the collaboration for vector supply. Kineta’s use of CMOs increases the risk of delays in production or insufficient supplies as Kineta transfers its manufacturing technology to these CMOs and as they gain experience with Kineta’s supply requirements. Some of these suppliers may not have the capacity to support clinical trials and commercial products manufactured under cGMP by biopharmaceutical firms or may otherwise be ill-equipped to support Kineta’s needs. Kineta also does not have supply contracts with many of these suppliers and may not be able to obtain supply contracts with them on acceptable terms or at all. Accordingly, Kineta may experience delays in receiving key materials and equipment to support clinical or commercial manufacturing.
For some of these reagents, equipment and materials, Kineta relies and may in the future rely on sole source vendors or a limited number of vendors. The supply of the reagents and other specialty materials and equipment that are necessary to produce Kineta’s product candidates could be reduced or interrupted at any time. In such case, identifying and engaging an alternative supplier or manufacturer could result in delay, and Kineta may not be able to find other acceptable suppliers or manufacturers on acceptable terms, or at all. Switching suppliers or manufacturers may involve substantial costs and is likely to result in a delay in Kineta’s desired clinical and commercial timelines. If Kineta changes suppliers or manufacturers for commercial production, applicable regulatory agencies may require Kineta to conduct additional studies or trials. If key suppliers or manufacturers are lost, or if the supply of the materials is diminished or discontinued, Kineta may not be able to develop, manufacture and market its product candidates in a timely and competitive manner, or at all. An inability to continue to source product from any of these suppliers, which could be due to a number of issues, including regulatory actions or requirements affecting the supplier, adverse financial or other strategic developments experienced by a supplier, labor disputes or shortages, unexpected demands or quality issues, could adversely affect Kineta’s ability to satisfy demand for its product candidates, which could adversely and materially affect Kineta’s product sales and operating results or Kineta’s ability to conduct clinical trials, either of which could significantly harm Kineta’s business.

As Kineta continues to develop and scale its manufacturing process, Kineta expects that it will need to obtain rights to and supplies of certain materials and equipment to be used as part of that process. Kineta may not be able to obtain rights to such materials on commercially reasonable terms, or at all, and if Kineta is unable to alter its process in a commercially viable manner to avoid the use of such materials or find a suitable substitute, it would have a material adverse effect on Kineta’s business. Even if Kineta is able to alter its process so as to use other materials or equipment, such a change may lead to a delay in Kineta’s clinical development and/or commercialization plans. If such a change occurs for a product candidate that is already in clinical testing, the change may require Kineta to perform both ex vivo comparability studies and to collect additional data from patients prior to undertaking more advanced clinical trials. These factors could cause the delay of studies or trials, regulatory submissions, required approvals or commercialization of product candidates that Kineta develops, cause Kineta to incur higher costs and prevent Kineta from commercializing its product candidates successfully.
If Kineta is unable to obtain sufficient raw and intermediate materials on a timely basis or if Kineta experiences other manufacturing or supply difficulties, Kineta’s business may be adversely affected.
The manufacture of certain of Kineta’s product candidates requires the timely delivery of sufficient amounts of raw and intermediate materials. Kineta works closely with its suppliers to ensure the continuity of supply but cannot guarantee these efforts will always be successful. Further, while efforts are made to diversify Kineta’s sources of raw and intermediate materials, in certain instances Kineta acquires raw and intermediate materials from a sole supplier. While Kineta believes that alternative sources of supply exist where it relies on sole supplier relationships, there can be no assurance that Kineta will be able to quickly establish additional or replacement sources for some materials. A reduction or interruption in supply, and an inability to develop alternative sources for such supply, could adversely affect Kineta’s ability to manufacture its product candidates in a timely or cost-effective manner.
Kineta’s reliance on third parties requires Kineta to share its trade secrets, which increases the possibility that a competitor will discover them or that Kineta’s trade secrets will be misappropriated or disclosed.
Because Kineta relies on third parties to research and develop and to manufacture Kineta’s product candidates, Kineta must share trade secrets with them. Kineta seeks to protect its proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, consulting agreements or other similar agreements with Kineta’s advisors, employees, third-party contractors and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose Kineta’s confidential information, including Kineta’s trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by Kineta’s competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that Kineta’s proprietary position is based, in part, on Kineta’s know-how and trade secrets, a competitor’s independent discovery of Kineta’s trade secrets or other unauthorized use or disclosure would impair Kineta’s competitive position and may have a material adverse effect on Kineta’s business.
In addition, these agreements typically restrict the ability of Kineta’s advisors, employees, third-party contractors and consultants to publish data potentially relating to Kineta’s trade secrets, although Kineta’s agreements may contain certain limited publication rights. For example, any academic institution that Kineta may collaborate with will likely expect to be granted rights to publish data arising out of such collaboration and any joint research and development programs may require Kineta to share trade secrets under the terms of its research and development or similar agreements. Despite Kineta’s efforts to protect its trade secrets, Kineta’s competitors may discover Kineta’s trade secrets, either through breach of Kineta’s agreements with third parties, independent development or publication of information by any of Kineta’s third-party collaborators. A competitor’s discovery of Kineta’s trade secrets would impair Kineta’s competitive position and have an adverse impact on Kineta’s business.
Kineta has already entered into collaborations with third parties for the research, development and commercialization of certain of the product candidates Kineta may develop. Kineta may form or seek additional collaborations or strategic alliances or enter into additional licensing arrangements in the future. If any of these collaborations, strategic alliances or additional licensing arrangements are not successful, Kineta may not be able to capitalize on the market potential of those product candidates.
Kineta has an established strategic partnership with Genentech, a leading biopharmaceutical company and a subsidiary of F. Hoffman-La Roche AG (“Roche”), which validates Kineta’s innovative research and development capabilities and Kineta’s ability to execute high value transactions. Kineta executed a strategic partnership with

Genentech in April 2018 to develop α9α10 nAChR antagonist drugs (KCP506). This provides a strong foundation for significant revenue flow for Kineta through the mid-2030s. Genentech expanded the scope of this partnership program in mid-2020 and is expected to exercise its option to the program in 1H 2023. Through an existing funding arrangement, Wellcome Trust Limited (“Wellcome Trust”) has provided funding for the LHF535 program since April 2016. In addition, National Institute of Allergy and Infectious Diseases (“NIAID”) is funding two preclinical studies associated with the LHF535 program. Currently, Kineta is developing a clinical development plan in partnership with International Severe Acute Respiratory and Emerging Consortium for the LHF535 program with financial support from Wellcome Trust. Kineta additionally may seek other third-party collaborators for the research, development and commercialization of Kineta’s current or future product candidates. The collaboration with drug discovery vendors and any other collaboration agreements Kineta enter into will likely limit Kineta’s control over the amount and timing of resources that its collaborators dedicate to the development or commercialization of any product candidates Kineta may seek to develop with them. Kineta’s ability to generate revenues from these arrangements will depend on Kineta’s collaborators’ abilities to successfully perform the functions assigned to them in these arrangements. Kineta cannot predict the success of any collaboration in which Kineta has entered or may enter.
Kineta may in the future form or seek strategic alliances, create joint ventures or collaborations or enter into additional licensing arrangements with third parties that Kineta believes will complement or augment its development and commercialization efforts with respect to Kineta’s product candidates and any future product candidates that Kineta may develop. Any of these relationships may require Kineta to incur non-recurring and other charges, increase Kineta’s near and long-term expenditures, issue securities that dilute Kineta’s existing stockholders or disrupt Kineta’s management and business.
In addition, Kineta faces significant competition in seeking appropriate strategic partners and the negotiation process for these sorts of transactions is time-consuming, complex and expensive. Moreover, Kineta may not be successful in its efforts to establish a strategic partnership or other alternative arrangements for Kineta’s product candidates because they may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view Kineta’s product candidates as having the requisite potential to demonstrate safety, potency, purity and efficacy and obtain marketing approval. Additionally, Kineta’s existing partners may decide to acquire or partner with other companies developing oncology therapeutics, which may have an adverse impact on Kineta’s business prospects, financial condition and results of operations.
As a result, if Kineta enters into additional collaboration agreements and strategic partnerships or licenses its product candidates, Kineta may not be able to realize the benefit of those transactions if Kineta is unable to successfully integrate them with Kineta’s existing operations and company culture, which could delay Kineta’s timelines or otherwise adversely affect Kineta’s business prospects, financial condition and results of operations. Kineta also cannot be certain that, following a strategic transaction or license, it will achieve the revenue or specific net income that justifies the entry into the transaction in the first place. Any delays in entering into new collaborations or strategic partnership agreements related to Kineta’s product candidates could delay the development and commercialization of Kineta’s product candidates in certain geographies for certain indications, which would harm Kineta’s business prospects, financial condition and results of operations.
Risks Related to Kineta’s Industry and Business Operations
The ongoing COVID-19 pandemic, or similar public health crises, could have a material adverse impact on Kineta’s business, financial condition and results of operations, including through disruption to Kineta’s planned clinical trials, supply chains, business operations and commercialization efforts, or through delay in the FDA’s approval of Kineta’s product candidates.
The ongoing COVID-19 global pandemic and government measures taken in response have also had a significant impact, both direct and indirect, on businesses and commerce, as worker shortages have occurred, supply chains have been disrupted, facilities and production have been suspended, and demand for certain goods and services, such as medical services and supplies, has spiked, while demand for other goods and services, such as travel, has fallen. The extent to which COVID-19 impacts Kineta’s business and operating results will depend on future developments that are highly uncertain and cannot be accurately predicted, including new information that may emerge concerning COVID-19, potential waves or cycles of the pandemic or new virus variants and the actions to contain the virus or treat its impact. For example, ineffective or uncoordinated vaccine deployment in the future or other responses to COVID-19, the emergence of more virulent or infectious variants of the virus or limitations on vaccine availability could risk increasing the duration and severity of the pandemic, which could have various negative impacts on Kineta’s business, the extent of which Kineta cannot fully predict.

Site initiation, participant recruitment and enrollment, participant dosing, distribution of clinical trial materials, study monitoring and data analysis for Kineta’s planned clinical trials may be delayed due to changes in hospital or university policies, federal, state or local regulations, prioritization of hospital resources toward pandemic efforts, or other reasons related to the pandemic. Additionally, some participants and clinical investigators may not be able to comply with clinical trial protocols. For example, quarantines or other travel limitations (whether voluntary or required) may impede participant movement, affect sponsor access to study sites, or interrupt healthcare services, and Kineta may be unable to conduct its planned clinical trials. If the global effort to control the spread of COVID-19 and treat COVID-19 patients is impeded for an extended period of time, Kineta risks a delay in activating sites and enrolling subjects as previously projected. Any such delays to Kineta’s planned clinical trials for its current product candidates and any future clinical trials could impact the use and sufficiency of Kineta’s existing cash reserves, and Kineta may be required to raise additional capital earlier than it had previously planned. Kineta may be unable to raise additional capital if and when needed, which may result in further delays or suspension of Kineta’s development plans.
Further, as a result of the COVID-19 public health emergency, Kineta may be required in the future to develop and implement additional clinical trial policies and procedures based on new guidance and regulatory requirements promulgated by the FDA or other regulatory authorities. For example, the FDA issued guidance in March 2020, which the FDA subsequently updated, on conducting clinical trials during the pandemic, which describe a number of considerations for sponsors of clinical trials impacted by the pandemic. In June 2020, the FDA also issued a guidance on good manufacturing practice considerations for responding to COVID-19 infection in employees in drug products manufacturing, including recommendations for manufacturing controls to prevent contamination of drugs. Additional COVID-19 related guidance released by the FDA includes guidance addressing resuming normal drug and biologics manufacturing operations; manufacturing, supply chain, and inspections; and statistical considerations for clinical trials during the COVID-19 public health emergency.
Infections and deaths related to COVID-19 also continue to disrupt certain healthcare and healthcare regulatory systems globally. Such disruptions could continue to divert healthcare resources away from, or materially delay review by, the FDA and comparable foreign regulatory agencies. It is unknown how long these disruptions could continue, were they to occur. Any elongation or de-prioritization of Kineta’s clinical trials or delay in regulatory review resulting from such disruptions could materially adversely affect the development and study of Kineta’s product candidates.
Kineta currently utilizes third parties to, among other things, manufacture raw materials and Kineta’s product candidates, components, parts and consumables, and to perform quality control and testing. If either Kineta or any third-party in the supply chain for materials used in the production of Kineta’s product candidates are adversely impacted by restrictions resulting from the COVID-19 pandemic, Kineta’s supply chain may be disrupted, limiting Kineta’s ability to manufacture product candidates for its clinical trials.
The spread of COVID-19, which has caused a broad impact globally, including restrictions on travel and quarantine policies put into place by businesses and governments, may have a material adverse effect on Kineta’s business. While the potential economic impact brought by and the duration of the pandemic may be difficult to assess or predict, it has already caused, and is likely to result in further, significant disruption of global financial markets and the trading prices of biopharmaceutical companies have been highly volatile as a result of the COVID-19 pandemic, which may reduce Kineta’s ability to access capital either at all or on favorable terms. In addition, a recession, depression or other sustained adverse market event resulting from the global effort to control COVID-19 infections could materially and adversely affect Kineta’s business.
The ultimate impact of the current pandemic, or any other health epidemic, is highly uncertain and subject to change. Kineta does not yet know the full extent of potential delays or impacts on Kineta’s business, Kineta’s planned clinical trials, healthcare systems or the global economy as a whole. However, these effects could have a material adverse impact on Kineta’s business, financial condition and results of operations.

Disruptions at the FDA, EMA, SEC and other government agencies and regulatory authorities caused by funding shortages or global health concerns could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal governmental functions on which the operation of Kineta’s business may rely, which could negatively impact Kineta’s business.
The ability of the FDA, EMA and other comparable foreign regulatory authorities to review and approve new products can be affected by a variety of factors, including government budget and funding levels, the ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory and policy changes. Average review times at regulatory authorities and government agencies have fluctuated in recent years as a result. In addition, government funding of the SEC and other government agencies on which Kineta’s operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable.
Disruptions at the FDA and other agencies such as the EMA following its post-Brexit relocation and resulting staff changes as well as necessary COVID-19 prioritizations may also slow the time necessary for new products to be reviewed and/or approved by necessary government agencies, which would adversely affect Kineta’s business. For example, in recent years, including in 2018 and 2019, the U.S. government shut down several times and certain regulatory agencies, such as the FDA and the SEC, had to furlough critical employees and stop critical activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to review and process Kineta’s regulatory submissions, which could have a material adverse effect on Kineta’s business. Further, upon completion of the Merger and in Kineta’s operations as a public company, future government shutdowns could impact Kineta’s ability to access the public markets and obtain necessary capital in order to properly capitalize and continue Kineta’s operations.
Separately, in response to the COVID-19 pandemic, on March 10, 2020 the FDA announced its intention to postpone most inspections of foreign manufacturing facilities, and on March 18, 2020, the FDA temporarily postponed routine surveillance inspections of domestic manufacturing facilities. On July 10, 2020, the FDA announced its intention to resume certain on-site inspections of domestic manufacturing facilities subject to a risk-based prioritization system. The FDA intends to use this risk-based assessment system to identify the categories of regulatory activity that can occur within a given geographic area, ranging from mission critical inspections to resumption of all regulatory activities. Additionally, on April 14, 2021, the FDA issued a guidance document in which the FDA described its plans to conduct voluntary remote interactive evaluations of certain drug manufacturing facilities and clinical research sites. According to the guidance, the FDA intends to request such remote interactive evaluations in situations where an in-person inspection would not be prioritized, deemed mission-critical, or where direct inspection is otherwise limited by travel restrictions, but where the FDA determines that remote evaluation would still be appropriate. In May 2021, the FDA outlined a detailed plan to move toward a more consistent state of inspectional operations, and in July 2021, the FDA resumed standard inspectional operations of domestic facilities and was continuing to maintain this level of operation as of September 2021. More recently, the FDA has continued to monitor and implement changes to its inspectional activities to ensure the safety of its employees and those of the firms it regulates as it adapts to the evolving COVID-19 pandemic. Regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process Kineta’s regulatory submissions, which could have a material adverse effect on Kineta’s business.
The United Kingdom’s withdrawal from the EU may cause additional administrative burdens and strain on regulatory authorities in the EU, which may delay Kineta’s ability to obtain regulatory approvals of its product candidates in the EU and may require Kineta to incur additional expenses in order to develop, manufacture and commercialize its product candidates in the EU.
The United Kingdom formally exited the EU, commonly referred to as Brexit, on January 31, 2020. Under the terms of its departure, the United Kingdom entered a transition period (the “Transition Period”), during which it continued to follow all EU rules. The Transition Period ended on December 31, 2020. On December 30, 2020, the United Kingdom and EU signed the Trade and Cooperation Agreement (the “TCA”), which includes an agreement on free trade between the two parties. The TCA does not contain wholesale mutual recognition of regulatory regimes for pharmaceuticals as was hoped. There is mutual recognition of cGMP inspections of manufacturing facilities but it does not include reciprocal arrangements for the recognition of batch testing certification, in order to avoid unnecessary re-testing on importation of products.
There is considerable uncertainty resulting from a lack of precedent and the complexity of the United Kingdom and the EU’s intertwined legal regimes as to how Brexit will impact the life sciences industry in Europe, including Kineta, including with respect to ongoing or future clinical trials. The impact will largely depend on the model and means by which the United Kingdom’s relationship with the EU is governed post-Brexit and the extent to which the United Kingdom chooses to diverge from the EU regulatory framework.
The regulatory framework for medicines that existed before the end of the transition period has effectively been preserved in UK domestic legislation as ‘retained EU law’ which has prevented substantial divergence to the regulation of medicines. However, some changes to the UK legislation have been immediately necessary, including the implementation of the Northern Ireland Protocol, pursuant to which the EU pharmaceutical legal framework acquis continues to apply in Northern Ireland (subject to periodic consent of the Northern Ireland Legislative Assembly), and only products compliant with EU law can be placed in the Northern Ireland market, adding an extra layer of regulatory complexity. Companies now need to comply with a separate UK regulatory legal framework in order to commercialize medicinal products in Great Britain (namely, England, Wales and Scotland, as EU law continues to apply in Northern Ireland). The UK government is currently trying to renegotiate fundamental aspects of the Northern Ireland Protocol, so this remains an unpredictable area for companies in the near future. The TCA allows for future deviation from the current regulatory framework and it is not known if and/or when any deviations may occur, which may have an impact on development, manufacture, marketing authorization, commercial sales and distribution of pharmaceutical products.
Any delay in obtaining, or an inability to obtain, any marketing approvals, as a result of Brexit or otherwise, would prevent Kineta from or delay Kineta commercializing its product candidates in the United Kingdom and/or the European Economic Area (the “EEA”) and restrict Kineta’s ability to generate revenue and achieve and sustain profitability. In the short term, there is a risk of disrupted import and export processes due to a lack of administrative processing capacity by the respective United Kingdom and EU customs agencies that may delay time-sensitive shipments and may negatively impact Kineta’s product supply chain.
Kineta may be exposed to significant foreign exchange risk.
Kineta conducts research and business activities in foreign countries and it incurs portions of its expenses, and may in the future derive revenues, in a variety of currencies. As a result, Kineta is exposed to foreign currency exchange risk as its results of operations and cash flows are subject to fluctuations in foreign currency exchange rates. Fluctuations in currency exchange rates have had, and will continue to have, an impact on Kineta’s results as expressed in U.S. dollars. Kineta currently does not engage in hedging transactions to protect against uncertainty in future exchange rates between particular foreign currencies and the U.S. dollar. Kineta cannot predict the impact of foreign currency fluctuations, and foreign currency fluctuations in the future may adversely affect Kineta’s financial condition, results of operations and cash flows.
Kineta’s employees, principal investigators, consultants and commercial partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading.
Kineta is exposed to the risk of fraud or other misconduct by its employees, principal investigators, consultants and commercial partners. Misconduct by these parties could include intentional failures to comply with the regulations of the FDA and other comparable foreign regulatory authorities, provide accurate information to the FDA and other comparable foreign regulatory authorities, comply with healthcare fraud and abuse laws and regulations in the United States, EU, UK and in other jurisdictions, report financial information or data accurately or disclose unauthorized activities to Kineta. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Such misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and cause serious harm to Kineta’s reputation. It is not always possible to identify and deter employee misconduct, and the precautions Kineta takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting Kineta from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against Kineta, those actions could have a significant impact on Kineta’s business, including the imposition of significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid, contractual damages, reputational harm, diminished profits and future earnings, additional reporting obligations and oversight if subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, and the curtailment or restructuring of Kineta’s operations.
Kineta faces potential product liability, and, if successful claims are brought against it, Kineta may incur substantial liability and costs. If the use of Kineta’s product candidates harms patients or is perceived to harm patients even when such harm is unrelated to Kineta’s product candidates, Kineta’s regulatory approvals could be revoked or otherwise negatively impacted and Kineta could be subject to costly and damaging product liability claims.
The use of Kineta’s product candidates in clinical trials and the sale of any products for which Kineta obtains marketing approval exposes Kineta to the risk of product liability claims. Product liability claims might be brought against Kineta by consumers, healthcare providers, pharmaceutical companies or others selling or otherwise coming into contact with Kineta’s products. There is a risk that Kineta’s product candidates may induce adverse events. If Kineta cannot successfully defend against product liability claims, Kineta could incur substantial liability and costs. In addition, regardless of merit or eventual outcome, product liability claims may result in:
•	impairment of Kineta’s business reputation;
•	withdrawal of clinical trial participants;
•	costs due to related litigation;
•	distraction of management’s attention from Kineta’s primary business;
•	substantial monetary awards to patients or other claimants;
•	the inability to commercialize Kineta’s product candidates; and
•	decreased demand for Kineta’s product candidates, if approved for commercial sale.
Kineta believes its product liability insurance coverage is sufficient in light of its current clinical programs; however, Kineta may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect Kineta against losses due to liability. If and when Kineta obtains marketing approval for product candidates, Kineta intends to expand its insurance coverage to include the sale of commercial products; however, Kineta may be unable to obtain product liability insurance on commercially reasonable terms or in adequate amounts. On occasion, large judgments have been awarded in class action lawsuits based on drugs or medical treatments that had unanticipated adverse effects. A successful product liability claim, or series of claims brought against Kineta, could cause Kineta’s stock price to decline and, if judgments exceed Kineta’s insurance coverage, could adversely affect Kineta’s results of operations and business.
Patients with cancer and other diseases targeted by Kineta’s product candidates are often already in severe and advanced stages of disease and have both known and unknown significant pre-existing and potentially life-threatening health risks. During the course of treatment, patients may suffer adverse events, including death, for reasons that may be related to Kineta’s product candidates. Such events could subject Kineta to costly litigation, require Kineta to pay substantial amounts of money to injured patients, delay, negatively impact or end Kineta’s opportunity to receive or maintain regulatory approval to market Kineta’s products, or require Kineta to suspend or abandon its commercialization efforts. Even in a circumstance in which Kineta does not believe that an adverse event is related to its products, the investigation into the circumstance may be time-consuming or inconclusive. These investigations may divide the attention of Kineta’s management team, interrupt Kineta’s sales efforts, delay Kineta’s regulatory approval process in other countries or impact and limit the type of regulatory approvals Kineta’s product candidates receive or maintain. As a result of these factors, a product liability claim, even if successfully defended, could have a material adverse effect on Kineta’s business, financial condition or results of operations.

Kineta’s future success depends on its ability to retain key members of senior management and to attract, retain and motivate qualified personnel.
Kineta’s ability to compete in the highly competitive biopharmaceutical industry depends upon its ability to attract and retain highly qualified management, research and development, clinical, financial and business development personnel. Kineta is highly dependent on its management, scientific and medical personnel, including Shawn Iadonato, Ph.D., Kineta’s Chief Executive Officer, Craig Philips, Kineta’s President, Keith Baker, Kineta’s Chief Financial Officer, Pauline Kenny, Kineta’s General Counsel, Thierry Guillaudeux, Ph.D., Kineta’s Chief Scientific Officer, Jacques Bouchy, Kineta’s SVP Business Development & Corporate Communications, Chanya Swartz, Kineta’s Sr. Director Finance & Corporate Controller, and Molly Dorr, Kineta’s Director of Operations and Human Resources. Kineta’s senior management may terminate their employment with Kineta at any time and will continue to be able to do so after the closing of the Merger. Kineta does not maintain “key person” insurance for any of its employees.
Recruiting and retaining qualified scientific and clinical personnel and, if Kineta progresses the development of any of its product candidates, commercialization, manufacturing and sales and marketing personnel, will be critical to Kineta’s success. The loss of the services of members of Kineta’s senior management or other key employees could impede the achievement of Kineta’s research, development and commercialization objectives and seriously harm Kineta’s ability to successfully implement its business strategy. Furthermore, replacing members of Kineta’s senior management and key employees may be difficult and may take an extended period of time because of the limited number of individuals in Kineta’s industry with the breadth of skills and experience required to successfully develop, gain regulatory approval of and commercialize Kineta’s product candidates. Kineta’s success also depends on its ability to continue to attract, retain and motivate highly skilled junior, mid-level and senior managers, as well as junior, mid-level and senior scientific and medical personnel. Competition to hire from this limited candidate pool is intense, and Kineta may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. Kineta also experiences competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, Kineta relies on consultants and advisors, including scientific and clinical advisors, to assist Kineta in formulating its research and development and commercialization strategy. Kineta’s consultants and advisors may have commitments under consulting or advisory contracts with other entities that may limit their availability to Kineta. If Kineta is unable to continue to attract and retain high-quality personnel, Kineta’s ability to pursue its growth strategy will be limited.
Kineta expects to expand its clinical development and regulatory capabilities and potentially implement sales, marketing and distribution capabilities, and as a result, Kineta may encounter difficulties in managing its growth, which could disrupt Kineta’s operations.
As of August 31, 2022, Kineta had 22 full-time employees and three additional part-time employees. As Kineta’s development progresses, Kineta expects to experience significant growth in the number of its employees and the scope of its operations, particularly in the areas of clinical product development, regulatory affairs, manufacturing and, if any of Kineta’s product candidates receives marketing approval, sales, marketing and distribution. To manage Kineta’s anticipated future growth, Kineta must continue to implement and improve its managerial, operational and financial systems, expand its facilities and continue to recruit and train additional qualified personnel. Due to Kineta’s limited financial resources and the limited experience of Kineta’s management team in managing a company with such anticipated growth, Kineta may not be able to effectively manage the expansion of its operations or recruit and train additional qualified personnel. The expansion of Kineta’s operations may lead to significant costs and may divert its management and business development resources. Any inability to manage growth could delay the execution of Kineta’s business plans or disrupt Kineta’s operations.
Kineta faces substantial competition, which may result in others discovering, developing or commercializing products more quickly or marketing them more successfully than Kineta.
The development and commercialization of new products is highly competitive. Kineta expects to compete in the segments of the pharmaceutical, biotechnology and other related markets that pursue immuno-oncology treatments. Kineta’s commercial opportunity could be reduced or eliminated if its competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient, or are less expensive than any products that Kineta may develop. Kineta’s competitors also may obtain regulatory approval from the FDA or other comparable foreign regulatory authorities for their products more rapidly than Kineta may obtain approval for its products, if ever, which could result in Kineta’s competitors establishing a strong market position before Kineta is able to enter the market or make Kineta’s development more complicated. Moreover, with the proliferation of new drugs and therapies into oncology, Kineta expects to face increasingly intense competition as new technologies become available. If Kineta fails to stay at the forefront of technological change, it may be unable to compete effectively. Any product candidates that Kineta successfully develops and commercializes will compete with existing therapies and new therapies that may become available in the future. The highly competitive nature of and rapid technological changes in the biotechnology and pharmaceutical industries could render Kineta’s product candidates or its technology obsolete, less competitive or uneconomical.
Other products in a similar class as some of Kineta’s product candidates have already been approved and other products in the same class are further along in development. As more product candidates within a particular class of biopharmaceutical products proceed through clinical development to regulatory review and approval, the amount and type of clinical data that may be required by regulatory authorities may increase or change. Consequently, the results of Kineta’s clinical trials for product candidates in those classes will likely need to show a risk benefit profile that is competitive with or more favorable than those products and product candidates in order to obtain marketing approval or, if approved, a product label that is favorable for commercialization. If the risk benefit profile is not competitive with those products or product candidates, Kineta may have developed a product that is not commercially viable, that Kineta is not able to sell profitably or that is unable to achieve favorable pricing or reimbursement. In such circumstances, Kineta’s future product revenue and financial condition would be materially and adversely affected.
Specifically, there are many companies that have commercialized or are developing immuno-oncology treatments for cancer including large pharmaceutical and biotechnology companies such as Amgen Inc., AstraZeneca plc and its subsidiary, MedImmune, LLC, Bristol-Myers Squibb Company (“BMS”), Merck, Novartis AG, Pfizer Inc., Curis, Inc., Hummingbird Bioscience, Pte. Ltd., and Roche, and its subsidiary Genentech. Kineta is also aware of several companies testing their compounds in combination with nivolumab or pembrolizumab. Select programs in late stage development include lymphocyte activation gene-3 (“LAG-3”) assets from BMS (relatlimab) and modified interleukin-2 (“IL-2”) assets from Nektar Therapeutics bempegaldesleukin). In earlier stage development there are also BioNTech SE with NEO-PV-01 and Karyopharm Therapeutics, Inc. with selinexor.
In addition, there are large pharmaceutical and biotech companies developing therapeutics for the treatment of chronic pain and viral diseases.
Many of Kineta’s competitors, either alone or with their collaboration partners, have significantly greater financial resources and expertise in research and development, preclinical testing, clinical trials, manufacturing and marketing than Kineta does. Future collaborations and mergers and acquisitions may result in further resource concentration among a smaller number of competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors will also compete with Kineta in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and subject registration for clinical trials, as well as in acquiring technologies complementary to, or that maybe necessary for, Kineta’s programs.
The key competitive factors affecting the success of all of Kineta’s programs are likely to be efficacy, safety and convenience. If Kineta is not successful in developing, commercializing and achieving higher levels of reimbursement than its competitors, Kineta will not be able to compete against them and Kineta’s business would be materially harmed.
Kineta has net operating losses to be carried forward, which may become devalued if Kineta does not generate sufficient future taxable income, applicable corporate tax rates are reduced or if Kineta experiences an ownership change.
Kineta’s total gross deferred tax assets as of December 31, 2021 were $16.0 million. Utilization of most deferred tax assets is dependent on generating sufficient future taxable income in the appropriate jurisdiction and/or entity. Kineta has provided a valuation allowance of $14.2 million on its net deferred tax assets as of December 31, 2021. Based on all available evidence, it is considered more likely than not that all the recorded deferred tax assets will not be realized in a future period. Accordingly, in the event of a reduction of any such corporate income tax rates, the carrying value of certain of Kineta’s deferred tax assets would decrease.

Moreover, Kineta’s ability to use its net operating losses and other deferred tax assets to offset future taxable income may be limited if Kineta experiences an ownership change. Kineta may experience ownership changes in the future as a result of the Merger or subsequent shifts in its stock ownership, some of which are outside Kineta’s control.
For U.S. federal income tax purposes, an ownership change will generally occur when the percentage of Kineta’s stock (by value) owned by one or more “5% shareholders” (as defined in the U.S. Internal Revenue Code of 1986, as amended (the “Code”)) has increased by more than 50% over the lowest percentage owned by such shareholders at any time during the prior three years (calculated on a rolling basis). Kineta anticipates that it will incur losses in the United States in the foreseeable future related to Kineta’s research and development activities. Due to potential ownership changes under Section 382 of the Code, Kineta may be limited in its ability to realize a tax benefit from the use of such losses, whether or not Kineta attains profitability in future years.
In addition, Kineta’s ability to utilize any future net operating losses may be limited by Pub. L. 115-97, enacted in 2017 and commonly known as the Tax Cuts and Jobs Act of 2017 (the “TCJA”). Under the TCJA, the amount of Kineta’s net operating losses that Kineta is permitted to deduct in any taxable year is limited to 80% of its taxable income in such year, where taxable income is determined without regard to the net operating loss deduction itself, while allowing unused net operating losses to be carried forward indefinitely.
For these reasons, a material devaluation in Kineta’s deferred tax assets due to insufficient taxable income, lower corporate income tax rates or ownership change would have an adverse effect on Kineta’s results of operations and financial condition.
Foreign subsidiaries may directly become subject to U.S. federal income tax and be subject to a branch profits tax in the United States, which could reduce Kineta’s after-tax returns and the value of Kineta’s shares.
Kineta currently intends to conduct substantially all of its businesses and operations in a manner such that any foreign subsidiaries, if applicable, will not be treated as engaged in a trade or business in the United States and will not be subject to additional U.S. income tax or branch profits tax. However, it is not entirely clear when a foreign subsidiary is treated as being engaged in a trade or business in the United States for U.S. federal income tax purposes. Accordingly, Kineta cannot assure you that the Internal Revenue Service (the “IRS”) will not contend, perhaps successfully, that Kineta’s foreign subsidiaries were engaged in a trade or business in the United States or are subject to more U.S. income tax than they currently incur. A foreign corporation deemed to be so engaged would be subject to U.S. federal income tax on its income that is treated as effectively connected with the conduct of that trade or business, as well as to branch profits tax on its “dividend equivalent amount,” unless the corporation is entitled to relief under an applicable tax treaty, which is determined on an annual basis.
Kineta’s business operations and current and future relationships with investigators, health care professionals, consultants, third-party payors and customers are subject, directly or indirectly, to federal and state healthcare fraud and abuse laws, transparency laws and other healthcare laws and regulations. If Kineta is unable to comply, or has not fully complied, with such laws, Kineta could face substantial penalties.
Healthcare providers and others play a primary role in the recommendation and prescription of any products for which Kineta obtains marketing approval. Although Kineta does not currently have any products on the market, Kineta’s operations and current and future arrangements with investigators, healthcare professionals, customers and third-party payors, may be subject to various U.S. federal and state healthcare laws and regulations, including, without limitation, the U.S. federal Anti-Kickback Statute, the U.S. federal civil and criminal false claims laws and the Physician Payments Sunshine Act and regulations. These laws may impact, among other things, Kineta’s current business operations, including its clinical research activities, and proposed sales, marketing and education programs and constrain the business of financial arrangements and relationships with healthcare providers and other parties through which Kineta may market, sell and distribute its products for which Kineta obtains marketing approval. In addition, Kineta may be subject to additional healthcare, statutory and regulatory requirements and enforcement by foreign regulatory authorities in jurisdictions in which Kineta conducts its business. The laws that may affect Kineta’s ability to operate include:
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the U.S. federal Anti-Kickback Statute, a criminal law which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or paying any remuneration (including any kickback, bribe or certain rebates), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, under U.S. federal and state healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;
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the U.S. federal civil False Claims Act, which can be enforced through whistleblower actions, and which, among other things, imposes significant civil penalties, treble damages, and potential exclusion from federal healthcare programs against individuals or entities for knowingly presenting, or causing to be presented, to the U.S. federal government, claims for payment or approval that are false or fraudulent, knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim, or from knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the U.S. federal government. In addition, the government may assert that a claim resulting from a violation of the U.S. federal Anti-Kickback Statute, U.S. Federal Food, Drug and Cosmetic Act (the “FDCA”) or other law constitutes a false or fraudulent claim for purposes of the civil False Claims Act. There is also the federal criminal False Claims Act, which is similar to the federal civil False Claims Act and imposes criminal liability on those that make or present a false, fictitious or fraudulent claim to the federal government;

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the U.S. federal Civil Monetary Penalties Law, which authorizes the imposition of substantial civil monetary penalties against any person or entity that engages in activities including, among others (1) knowingly presenting, or causing to be presented, a claim for services not provided as claimed or that is otherwise false or fraudulent in any way; (2) arranging for or contracting with an individual or entity that is excluded from participation in federal healthcare programs to provide items or services reimbursable by a federal healthcare program; (3) violations of the federal Anti-Kickback Statute; (4) failing to report and return a known overpayment; or (5) offering or transferring any remuneration to a Medicare or Medicaid beneficiary if the person knows or should know it is likely to influence the beneficiary’s selection of a particular provider, practitioner, or supplier of items or services reimbursable by Medicare or Medicaid, unless an exception applies;

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the U.S. federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) which imposes criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for, healthcare benefits, items or services; similar to the U.S. federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

•	the FDCA, which prohibits, among other things, the adulteration or misbranding of drugs, biologics and medical devices;
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the U.S. federal Physician Payments Sunshine Act, enacted as part of the Affordable Care Act, and its implementing regulations, which requires certain manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid or the Children’s Health Insurance Program to track and report annually to CMS information related to certain payments and other transfers of value provided to U.S.-licensed physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by the physicians described above and their immediate family members. Since January 1, 2022, such obligations include the reporting of payments and other transfers of value provided in the previous year to certain other healthcare professionals, including physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, anesthesiology assistants and certified nurse midwives;

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analogous state laws and regulations, including: state anti-kickback and false claims laws, which may apply to Kineta’s business practices, including, but not limited to, research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by any third-party payor, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the U.S. federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws and regulations that require drug manufacturers to file reports relating to pricing and marketing information, including information pertaining to and justifying price increases; state laws and regulations that prohibit various marketing-related activities, such as the provision of certain kinds of gifts or meals, or require the tracking and reporting of gifts and other remuneration and items of value provided to healthcare professionals and entities; and state and local laws requiring the registration of pharmaceutical sales representatives; and
•	European and other foreign law equivalents of each of the laws, including reporting requirements detailing interactions with and payments to healthcare providers.
Ensuring that Kineta’s internal operations and future business arrangements with third parties comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that Kineta’s business practices, including certain arrangements with physicians who receive stock, warrants or stock options as compensation for services provided to Kineta, do not comply with current or future statutes, regulations, agency guidance or case law involving applicable fraud and abuse or other healthcare laws and regulations. If Kineta’s operations are found to be in violation of any of the laws described above or any other governmental laws and regulations that may apply to Kineta, Kineta may be subject to significant penalties, including civil, criminal and administrative penalties, damages, fines, exclusion from U.S. government funded healthcare programs, such as Medicare and Medicaid, or similar programs in other countries or jurisdictions, disgorgement, imprisonment, contractual damages, reputational harm, diminished profits, additional reporting requirements and oversight if Kineta becomes subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws and the delay, reduction, termination or restructuring of Kineta’s operations. Further, defending against any such actions can be costly and time-consuming, and may require significant financial and personnel resources. Therefore, even if Kineta is successful in defending against any such actions that may be brought against it, Kineta’s business may be impaired. If any of the physicians or other providers or entities with whom Kineta expects to do business is found to not be in compliance with applicable laws, they may be subject to significant criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs and imprisonment. If any of the above occur, it could adversely affect Kineta’s ability to operate its business and its results of operations.
Healthcare legislative reform measures may have a material adverse effect on Kineta’s business and results of operations.
The United States and many foreign jurisdictions have enacted or proposed legislative and regulatory changes affecting the healthcare system that could prevent or delay marketing approval of Kineta’s current product candidates and any future product candidates, restrict or regulate post-approval activities and affect Kineta’s ability to profitably sell a product for which it obtains marketing approval. Changes in regulations, statutes or the interpretation of existing regulations could impact Kineta’s business in the future by requiring, for example: (i) changes to Kineta’s manufacturing arrangements; (ii) additions or modifications to product labeling; (iii) the recall or discontinuation of Kineta’s products; or (iv) additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of Kineta’s business.
In the United States, there have been and continue to be a number of legislative initiatives to contain healthcare costs. For example, in March 2010, the ACA was passed, which substantially changed the way healthcare is financed by both governmental and private insurers, and significantly impacted the U.S. pharmaceutical industry. The ACA, among other things, subjected biological products to potential competition by lower-cost biosimilars, addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs and biologics that are inhaled, infused, instilled, implanted or injected, increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations, established annual fees and taxes on manufacturers of certain branded prescription drugs and biologics, and created a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 70% (increased from 50% pursuant to the Bipartisan Budget Act of 2018) point-of-sale discounts off negotiated prices of applicable brand drugs and biologics to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs or biologics to be covered under Medicare Part D.
Since its enactment, there have been judicial, executive and Congressional challenges to certain aspects of the ACA. On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA. Prior to the Supreme Court’s decision, President Biden issued an executive order to initiate a special enrollment period from February 15, 2021 through August 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, re-examining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is unclear how other healthcare reform measures of the Biden administration or other efforts, if any, to challenge, repeal or replace the ACA will impact the ACA or Kineta’s business.
In addition, other legislative changes have been proposed and adopted since the ACA was enacted. On August 2, 2011, the Budget Control Act of 2011 was signed into law, which, among other things, resulted in reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030, with the exception of a temporary suspension from May 1, 2020 through December 31, 2021, unless additional Congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.
Further, there has been heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs. Such scrutiny has resulted in several recent congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. Although a number of these and other measures may require additional authorization to become effective, Congress and the current U.S. administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. Any reduction in reimbursement from Medicare and other government programs may result in a similar reduction in payments from private payors.
At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Legally mandated price controls on payment amounts by third-party payors or other restrictions could harm Kineta’s business, results of operations, financial condition and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for Kineta’s product candidates, if approved, or put pressure on Kineta’s product pricing, which could negatively affect Kineta’s business, results of operations, financial condition and prospects.
Kineta expects that the ACA, these new laws, and other healthcare reform measures that may be adopted in the future may result in additional reductions in Medicare and other healthcare funding, more rigorous coverage criteria, new payment methodologies and additional downward pressure on the price that Kineta receives for any approved product. The implementation of cost containment measures or other healthcare reforms may prevent Kineta from being able to generate revenue, attain profitability or commercialize its product candidates, if approved.
Current and future legislative efforts may limit the prices for Kineta’s products, if and when they are licensed for marketing, and that could materially impact Kineta’s ability to generate revenues.
The prices of prescription pharmaceuticals have also been the subject of considerable discussion in the United States. There have been several recent U.S. congressional inquiries, as well as proposed and enacted state and federal legislation designed to, among other things, bring more transparency to pharmaceutical pricing, review the relationship between pricing and manufacturer patient programs and reduce the costs of pharmaceuticals under Medicare and Medicaid. In 2020, President Trump issued several executive orders intended to lower the costs of prescription products and certain provisions in these orders have been incorporated into regulations. These regulations include an interim final rule implementing a most favored nation model for prices that would tie Medicare Part B payments for certain physician-administered pharmaceuticals to the lowest price paid in other economically advanced countries, effective January 1, 2021. That rule, however, has been subject to a nationwide preliminary injunction and, on December 29, 2021, CMS issued a final rule to rescind it. With issuance of this rule, CMS stated that it will explore all options to incorporate value into payments for Medicare Part B pharmaceuticals and improve beneficiaries’ access to evidence-based care.

In addition, in October 2020, HHS and the FDA published a final rule allowing states and other entities to develop a Section 804 Importation Program (“SIP”) to import certain prescription drugs from Canada into the United States. The final rule is currently the subject of ongoing litigation, but at least six states (Vermont, Colorado, Florida, Maine, New Mexico and New Hampshire) have passed laws allowing for the importation of drugs from Canada with the intent of developing SIPs for review and approval by the FDA. Further, on November 20, 2020, HHS finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The implementation of the rule has been delayed by the Biden administration until January 1, 2026 by the Infrastructure Investment and Jobs Act. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a new safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers, the implementation of which have also been delayed by the Biden administration until January 1, 2023.
On July 9, 2021, President Biden signed Executive Order 14063, which focuses on, among other things, the price of pharmaceuticals. The Order directs HHS to create a plan within 45 days to combat “excessive pricing of prescription pharmaceuticals and enhance domestic pharmaceutical supply chains, to reduce the prices paid by the federal government for such pharmaceuticals, and to address the recurrent problem of price gouging.” On September 9, 2021, HHS released its plan to reduce pharmaceutical prices. The key features of that plan are to: (a) make pharmaceutical prices more affordable and equitable for all consumers and throughout the health care system by supporting pharmaceutical price negotiations with manufacturers; (b) improve and promote competition throughout the prescription pharmaceutical industry by supporting market changes that strengthen supply chains, promote biosimilars and generic drugs, and increase transparency; and (c) foster scientific innovation to promote better healthcare and improve health by supporting public and private research and making sure that market incentives promote discovery of valuable and accessible new treatments.
At the state level, individual states are increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare organizations and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. These measures could reduce the ultimate demand for Kineta’s products, once approved, or put pressure on Kineta’s product pricing. Kineta expects that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for Kineta’s product candidates or additional pricing pressures.
Finally, outside the United States, in some nations, including those of the EU, the pricing of prescription pharmaceuticals is subject to governmental control and access. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, Kineta or its collaborators may be required to conduct a clinical trial that compares the cost-effectiveness of Kineta’s product to other available therapies. If reimbursement of Kineta’s products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, Kineta’s business could be materially harmed.
Kineta is subject to a variety of privacy and data security laws, and Kineta’s failure to comply with them could harm Kineta’s business.
Kineta maintains a large quantity of sensitive information, including confidential business and personal information in connection with the conduct of Kineta’s clinical trials and related to Kineta’s employees, and Kineta is subject to laws and regulations governing the privacy and security of such information. In the United States, there are numerous federal and state privacy and data security laws and regulations governing the collection, use, disclosure and protection of personal information, including federal and state health information privacy laws, federal and state security breach notification laws, and federal and state consumer protection laws. The legislative and regulatory landscape for privacy and data protection continues to evolve, and there has been an increasing focus on privacy and data protection issues, including with respect to regulatory enforcement and private litigation, which may affect Kineta’s business and is expected to increase its compliance costs and exposure to liability. In the United States, numerous federal and state laws and regulations could apply to Kineta’s operations or the operations of Kineta’s partners, including state data breach notification laws, state health information privacy laws and federal and state consumer protection laws and regulations (e.g., Section 5 of the FTC Act), that govern the collection, use, disclosure and protection of health-related and other personal information. In addition, Kineta may obtain health information from third parties (including research institutions from which Kineta obtains clinical trial data) that are subject to privacy and security requirements under HIPAA, as amended by HITECH and regulations promulgated thereunder. Depending on the facts and circumstances, Kineta could be subject to significant penalties if Kineta obtains, uses or discloses, or is subject to an actual or alleged data breach regarding, individually identifiable health information in a manner that is not authorized or permitted by HIPAA.
In the EEA, Kineta is subject to the EU General Data Protection Regulation (the “EU GDPR”), which took effect in May 2018. The EU GDPR governs the collection, use, disclosure, transfer or other processing of personal data (i.e., data which identifies an individual or from which an individual is identifiable), including clinical trial data, and grants individuals various data protection rights (e.g., the right to erasure of personal data). The EU GDPR imposes a number of obligations on companies, including inter alia: (i) accountability and transparency requirements, and enhanced requirements for obtaining valid consent; (ii) obligations to consider data protection as any new products or services are developed and to limit the amount of personal data processed; and (iii) obligations to implement appropriate technical and organizational measures to safeguard personal data and to report certain personal data breaches to the supervisory authority without undue delay (and no later than 72 hours where feasible). In addition, the EU GDPR prohibits the transfer of personal data from the EEA to the United States and other jurisdictions that the European Commission does not recognize as having “adequate” data protection laws unless a data transfer mechanism has been put in place. In July 2020, the Court of Justice of the EU (the “CJEU”) limited how organizations could lawfully transfer personal data from the EEA to the United States by invalidating the EU-US Privacy Shield for purposes of international transfers and imposing further restrictions on use of the standard contractual clauses (the “SCCs”), including a requirement for companies to carry out a transfer privacy impact assessment, which, among other things, assesses laws governing access to personal data in the recipient country and considers whether supplementary measures that provide privacy protections additional to those provided under SCCs will need to be implemented to ensure an essentially equivalent level of data protection to that afforded in the EEA. The European Commission subsequently issued new SCCs in June 2021 to account for the decision of the CJEU and recommendations made by the European Data Protection Board and which are in turn relatively more onerous. The EU GDPR imposes substantial fines for breaches and violations (up to the greater of €20 million or 4% of consolidated annual worldwide gross revenue), and confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies and obtain compensation for damages resulting from violations of the EU GDPR. Relatedly, following the United Kingdom’s withdrawal from the EU (i.e., Brexit), and the expiry of the Brexit transition period, which ended on December 31, 2020, the EU GDPR has been implemented in the United Kingdom (as the “UK GDPR”). The UK GDPR sits alongside the UK Data Protection Act 2018 which implements certain derogations in the EU GDPR into UK law. Under the UK GDPR, companies not established in the UK but who process personal data in relation to the offering of goods or services to individuals in the UK, or to monitor their behavior will be subject to the UK GDPR, the requirements of which are (at this time) largely aligned with those under the EU GDPR and as such, may lead to similar compliance and operational costs with potential fines of up to £17.5 million or 4% of global turnover.
Compliance with these and any other applicable privacy and data security laws and regulations is a rigorous and time-intensive process, and Kineta may be required to put in place additional mechanisms ensuring compliance with the new data protection rules. Furthermore, the laws are not consistent, and compliance in the event of a widespread data breach is costly. In addition, states are constantly adopting new laws or amending existing laws, requiring attention to frequently changing regulatory requirements. For example, California enacted the California Consumer Privacy Act (the “CCPA”), which took effect on January 1, 2020, became enforceable by the California Attorney General on July 1, 2020, and has been dubbed the first “GDPR-like” law in the United States. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing and receive detailed information about how their personal information is used by requiring covered companies to provide new disclosures to California consumers (as that term is broadly defined) and provide such consumers new ways to opt-out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. Further, the California Privacy Rights Act (the “CPRA”) recently passed in California. The CPRA will impose additional data protection obligations on companies doing business in California, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data and opt outs for certain uses of sensitive data. It will also create a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. The majority of the provisions will go into effect on January 1, 2023, and additional compliance investment and potential business process changes may be required. Although the CCPA currently exempts certain health-related information, including clinical trial data, the CCPA and the CPRA may increase Kineta’s compliance costs and potential liability. Similar laws have been adopted in other states (for example Nevada, Virginia and Colorado) or proposed in other states and at the federal level, and if passed, such laws may have potentially conflicting requirements that would make compliance challenging.
Any actual or perceived failure by Kineta to comply with applicable privacy and data security laws and regulations could result in regulatory investigations, reputational damage, orders to cease/change Kineta’s processing of its data, enforcement notices and/or assessment notices (for a compulsory audit). Kineta may also face civil claims including representative actions and other class action type litigation (where individuals have suffered harm), potentially amounting to significant compensation or damages liabilities, as well as associated costs, diversion of internal resources and reputational harm.
Any future acquisitions, in-licensing or strategic partnerships may increase Kineta’s capital requirements, dilute Kineta’s stockholders, divert Kineta’s management’s attention, cause Kineta to incur debt or assume contingent liabilities and subject Kineta to other risks.
Kineta may engage in various acquisitions and strategic partnerships in the future, including licensing or acquiring complementary products, intellectual property rights, technologies or businesses. Any acquisition or strategic partnership may entail numerous risks, including:
•	increased operating expenses and cash requirements;
•	the assumption of indebtedness or contingent liabilities;
•	the issuance of Kineta’s equity securities which would result in dilution to Kineta’s stockholders;
•	assimilation of operations, intellectual property, products and product candidates of an acquired company, including difficulties associated with integrating new personnel;
•	the diversion of Kineta’s management’s attention from Kineta’s existing product candidates and initiatives in pursuing such an acquisition or strategic partnership;
•	spend substantial operational, financial and management resources in integrating new businesses, technologies and products;
•	retention of key employees, the loss of key personnel and uncertainties in Kineta’s ability to maintain key business relationships;
•	risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing products or product candidates and regulatory approvals; and
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Kineta’s inability to generate revenue from acquired intellectual property, technology and/or products sufficient to meet Kineta’s objectives or even to offset the associated transaction and maintenance costs.

In addition, if Kineta undertakes such a transaction, Kineta may incur large one-time expenses and acquire intangible assets that could result in significant future amortization expense.
Risks Related to Intellectual Property
If Kineta is unable to obtain and maintain sufficient intellectual property protection for its platform technologies and product candidates, or if the scope of the intellectual property protection is not sufficiently broad, Kineta’s competitors could develop and commercialize products similar or identical to Kineta’s, and Kineta’s ability to successfully commercialize its products may be adversely affected.
Kineta relies upon a combination of patents, know-how and confidentiality agreements to protect the intellectual property related to Kineta’s products and technologies and to prevent third parties from copying and surpassing Kineta’s achievements, thus eroding Kineta’s competitive position in Kineta’s market.
Kineta’s success depends in large part on its ability to obtain and maintain patent protection, know-how and trade secrets for its PiiONEER platform, product candidates and their uses, as well as Kineta’s ability to operate without infringing the proprietary rights of others. Kineta seeks to protect its proprietary position by filing patent applications in the United States and abroad related to Kineta’s novel discoveries and technologies that are important to Kineta’s business. Kineta cannot guarantee that its pending and future patent applications will result in patents being issued or that issued patents will afford sufficient protection of Kineta’s product candidates or their intended uses against competitors, nor can there be any assurance that the patents issued will not be infringed, designed around, invalidated by third parties, or will effectively prevent others from commercializing competitive technologies, products or product candidates.
Obtaining and enforcing patents is expensive and time-consuming, and Kineta may not be able to file and prosecute all necessary or desirable patent applications or maintain and/or enforce patents that may issue based on Kineta’s patent applications, at a reasonable cost or in a timely manner, including delays as a result of the COVID-19 pandemic impacting Kineta’s or its licensors’ operations. It is also possible that Kineta will fail to identify patentable aspects of Kineta’s research and development results before it is too late to obtain patent protection. Although Kineta enters into non-disclosure and confidentiality agreements with parties who have access to patentable aspects of Kineta’s research and development output, such as Kineta’s employees, corporate collaborators, outside scientific collaborators, contract research organizations, contract manufacturers, consultants, advisors and other third parties, any of these parties may breach these agreements and disclose such results before a patent application is filed, thereby jeopardizing Kineta’s ability to seek patent protection.
Composition of matter patents for biological and pharmaceutical product candidates often provides a strong form of intellectual property protection for those types of products, as such patents provide protection without regard to any method of use. However, Kineta cannot be certain that the claims in its pending patent applications directed to composition of matter of Kineta’s product candidates will be considered patentable by the United States Patent and Trademark Office (the “USPTO”) or by patent offices in foreign countries, or that the claims in any of Kineta’s issued patents will be considered valid and enforceable by courts in the United States or foreign countries. Method of use patents protect the use of a product for the specified method. This type of patent does not prevent a competitor from making and marketing a product that is identical to Kineta’s product for an indication that is outside the scope of the patented method. Moreover, even if competitors do not actively promote their product for Kineta’s targeted indications, physicians may prescribe these products “off-label.” Although off-label prescriptions may infringe or contribute to the infringement of method of use patents, the practice is common and such infringement is difficult to prevent or prosecute.
The patent position of biotechnology and biopharmaceutical companies generally is highly uncertain, involves complex legal, scientific and factual questions and has in recent years been the subject of much litigation, resulting in court decisions, including Supreme Court decisions, which have increased uncertainties as to the ability to enforce patent rights in the future. The standards that the USPTO and its foreign counterparts use to grant patents are not always applied predictably or uniformly. In addition, the laws of foreign countries may not protect Kineta’s rights to the same extent as the laws of the United States, or vice versa.
The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that Kineta or any of its potential future collaborators will be successful in protecting Kineta’s product candidates by obtaining and defending patents. For example, Kineta may not be aware of all third-party intellectual property rights potentially relating to Kineta’s product candidates or their intended uses, and as a result the impact of such third-party intellectual property rights upon the patentability of Kineta’s own patents and patent applications, as well as the impact of such third-party intellectual property upon Kineta’s freedom to operate, is highly uncertain. Patent applications in the United States and other jurisdictions are typically not published until 18 months after filing or, in some cases, not at all. Therefore, Kineta cannot know with certainty whether Kineta was the first to make the inventions claimed in its patents or pending patent applications, or that Kineta was the first to file for patent protection of such inventions. As a result, the issuance, inventorship, scope, validity, enforceability and commercial value of Kineta’s patent rights are highly uncertain. Kineta’s pending patent applications may be challenged in patent offices in the United States and abroad. The issuance of a patent is not conclusive as to its inventorship, ownership, scope, validity or enforceability. Even issued patents may later be found invalid or unenforceable or may be modified or revoked in proceedings instituted by third parties before various patent offices or in courts. For example, Kineta’s pending patent applications may be subject to third-party pre-issuance submissions of prior art to the USPTO or Kineta’s issued patents may be subject to post-grant review proceedings, oppositions, derivations, reexaminations, interference or inter partes review proceedings, in the United States or elsewhere, challenging Kineta’s patent rights or the patent rights of others. An adverse determination in any such challenges may result in loss of exclusivity or in patent claims being narrowed, invalidated, or held unenforceable, in whole or in part, which could limit Kineta’s ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of Kineta’s technology and products. In addition, given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. The degree of future protection for Kineta’s proprietary rights is uncertain. Only limited protection may be available and may not adequately protect Kineta’s rights or permit Kineta to gain or keep any competitive advantage. Any failure to obtain or maintain patent protection with respect to Kineta’s product candidates or their uses could have a material adverse effect on Kineta’s business, financial condition, results of operations and prospects.
In addition to the protection afforded by patents, Kineta relies on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable, processes for which patents are difficult to enforce and any other elements of Kineta’s discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. Kineta may also rely on trade secret protection as temporary protection for concepts that may be included in a future patent filing. However, trade secret protection will not protect Kineta from innovations that a competitor develops independently of Kineta’s proprietary know how. If a competitor independently develops a technology that Kineta protects as a trade secret and files a patent application on that technology, then Kineta may not be able to patent that technology in the future, may require a license from the competitor to use Kineta’s own know-how, and if the license is not available on commercially-viable terms, then Kineta may not be able to launch its product. Although Kineta requires all of its employees to assign their inventions to Kineta, and requires all of its employees, consultants, advisors and any third parties who have access to Kineta’s proprietary know-how, information or technology to enter into confidentiality agreements, Kineta cannot be certain that its trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to Kineta’s trade secrets or independently develop substantially equivalent information and techniques. Furthermore, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the United States. As a result, Kineta may encounter significant problems in protecting and defending its intellectual property both in the United States and abroad. If Kineta is unable to prevent unauthorized material disclosure of its intellectual property to third parties, Kineta will not be able to establish or maintain a competitive advantage in Kineta’s market, and this scenario could materially adversely affect Kineta’s business, financial condition and results of operations.
Intellectual property rights do not necessarily address all potential threats to Kineta’s competitive advantage.
The degree of future protection afforded by Kineta’s intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect Kineta’s business or permit Kineta to maintain its competitive advantage. For example:
•	others may be able to make product candidates that are the same as or similar to Kineta’s but that are not covered by the claims of the patents that Kineta owns or has exclusively licensed;
•
Kineta or its licensors or future collaborators might not have been the first to make the inventions covered by the issued patent or pending patent application that Kineta owns or has exclusively licensed;

•	Kineta or its licensors or future collaborators might not have been the first to file patent applications covering certain of Kineta’s inventions;
•	others may independently develop similar or alternative technologies or duplicate any of Kineta’s technologies without infringing Kineta’s intellectual property rights;
•
it is possible that noncompliance with the USPTO and foreign governmental patent agencies requirement for a number of procedural, documentary, fee payment and other provisions during the patent process can result in abandonment or lapse of a patent or patent application, and partial or complete loss of patent rights in the relevant jurisdiction;

•	it is possible that Kineta’s pending patent applications will not lead to issued patents;
•	issued patents that Kineta owns or has exclusively licensed may be revoked, modified or held invalid or unenforceable, as a result of legal challenges by Kineta’s competitors;

•
Kineta’s competitors might conduct research and development activities in countries where Kineta does not have patent rights and then use the information learned from such activities to develop competitive products for sale in Kineta’s major commercial markets;

•	Kineta may not develop additional proprietary technologies that are patentable;
•
Kineta cannot predict the scope of protection of any patent issuing based on Kineta’s patent applications, including whether the patent applications that Kineta owns or in-licenses will result in issued patents with claims directed to Kineta’s product candidates or uses thereof in the United States or in other foreign countries;

•
there may be significant pressure on the U.S. government and international governmental bodies to limit the scope of patent protection both inside and outside the United States for disease treatments that prove successful, as a matter of public policy regarding worldwide health concerns;

•
countries other than the United States may have patent laws less favorable to patentees than those upheld by U.S. courts, allowing foreign competitors a better opportunity to create, develop and market competing product candidates;

•	the claims of any patent issuing based on Kineta’s patent applications may not provide protection against competitors or any competitive advantages, or may be challenged by third parties;
•	if enforced, a court may not hold that Kineta’s patents are valid, enforceable and infringed;
•	Kineta may need to initiate litigation or administrative proceedings to enforce and/or defend its patent rights which will be costly whether Kineta wins or loses;
•
Kineta may choose not to file a patent application in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent application covering such intellectual property;

•	Kineta may fail to adequately protect and police Kineta’s trademarks and trade secrets; and
•
the patents of others may have an adverse effect on Kineta’s business, including if others obtain patents claiming subject matter similar to or improving that covered by Kineta’s patents and patent applications.

Should any of these or similar events occur, they could significantly harm Kineta’s business, results of operations and prospects.
If Kineta fails to comply with its obligations imposed by any intellectual property licenses with third parties that Kineta may need in the future, Kineta could lose rights that are important to its business.
Kineta may in the future require licenses to third-party technology and materials. Such licenses may not be available in the future or may not be available on commercially reasonable terms, or at all, which could have a material adverse effect on Kineta’s business and financial condition. Kineta may rely on third parties from whom it licenses proprietary technology to file and prosecute patent applications and maintain patents and otherwise protect the intellectual property Kineta licenses from them. Kineta may have limited control over these activities or any other intellectual property that may be related to Kineta’s in-licensed intellectual property. For example, Kineta cannot be certain that such activities by these licensors will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents and other intellectual property rights. Kineta may have limited control over the manner in which its licensors initiate an infringement proceeding against a third-party infringer of the intellectual property rights, or defend certain of the intellectual property that may be licensed to Kineta. It is possible that the licensors’ infringement proceeding or defense activities may be less vigorous than if Kineta conducts them itself. Even if Kineta acquires the right to control the prosecution, maintenance and enforcement of the licensed and sublicensed intellectual property relating to Kineta’s product candidates, Kineta may require the cooperation of its licensors and any upstream licensor, which may not be forthcoming. Therefore, Kineta cannot be certain that the prosecution, maintenance and enforcement of these patent rights will be in a manner consistent with the best interests of Kineta’s business. If Kineta or its licensor fails to maintain such patents, or if Kineta or its licensor loses rights to those patents or patent applications, the rights Kineta has licensed may be reduced or eliminated and Kineta’s right to develop and commercialize any of its product candidates that are the subject of such licensed rights could be adversely affected. In addition to the foregoing, the risks associated with patent rights that Kineta licenses from third parties will also apply to patent rights Kineta may own in the future. Further, if Kineta fails to comply with its diligence, development and commercialization timelines, milestone payments, royalties, insurance and other obligations under its license agreements, Kineta may lose its patent rights with respect to such agreement, which would affect Kineta’s patent rights worldwide.
Termination of Kineta’s current or any future license agreements would reduce or eliminate Kineta’s rights under these agreements and may result in Kineta having to negotiate new or reinstated agreements with less favorable terms or cause Kineta to lose its rights under these agreements, including Kineta’s rights to important intellectual property or technology. Any of the foregoing could prevent Kineta from commercializing its other product candidates, which could have a material adverse effect on Kineta’s operating results and overall financial condition.
In addition, intellectual property rights that Kineta may in-license in the future may be sublicenses under intellectual property owned by third parties, in some cases through multiple tiers. The actions of Kineta’s licensors may therefore affect Kineta’s rights to use its sublicensed intellectual property, even if Kineta is in compliance with all of the obligations under its license agreements. Should Kineta’s licensors or any of the upstream licensors fail to comply with their obligations under the agreements pursuant to which they obtain the rights that are sublicensed to Kineta, or should such agreements be terminated or amended, Kineta’s ability to develop and commercialize its product candidates may be materially harmed.
Licensing of intellectual property is of critical importance to Kineta’s business and involves complex legal, business and scientific issues. If Kineta breaches its in-license agreements or any of the other agreements under which Kineta acquired, or will acquire, intellectual property rights covering Kineta’s product candidates, Kineta could lose the ability to continue the development and commercialization of the related product.
The licensing of intellectual property is of critical importance to Kineta’s business and to Kineta’s current and future product candidates, and Kineta expects to enter into additional such agreements in the future.
In particular, certain rights to the intellectual property covering Kineta’s product candidates are in-licensed from third parties. Kineta may acquire the rights to the intellectual property covering future product candidates from other third-party licensors.
If Kineta fails to meet its obligations under any of its in-license agreements, then the licensor may terminate the license agreement. If one of Kineta’s material in-license agreements is terminated, Kineta will lose the right to continue to develop and commercialize the product candidate(s) covered by such in-license agreement. While Kineta would expect to exercise all rights and remedies available to it, including seeking to cure any breach by Kineta, and otherwise seek to preserve Kineta’s rights under its in-license agreements, Kineta may not be able to do so in a timely manner, at an acceptable cost or at all.
In the future, Kineta may need to obtain additional licenses of third-party technology that may not be available to it or are available only on commercially unreasonable terms, and which may cause Kineta to operate its business in a more costly or otherwise adverse manner that was not anticipated.
Kineta currently owns or has the exclusive or non-exclusive rights to intellectual property directed to Kineta’s product candidates and other proprietary technologies, including Kineta’s PiiONEER platform. Other pharmaceutical companies and academic institutions may also have filed or are planning to file patent applications potentially relevant to Kineta’s business. From time to time, in order to avoid infringing these third-party patents, Kineta may be required to license technology from additional third parties to further develop or commercialize Kineta’s product candidates. Should Kineta be required to obtain licenses to any third-party technology, including any such patents required to manufacture, use or sell Kineta’s product candidates, such licenses may not be available to Kineta on commercially reasonable terms, or at all. The inability to obtain any third-party license required to develop or commercialize any of Kineta’s product candidates could cause Kineta to abandon any related efforts, which could seriously harm Kineta’s business and operations.
The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third-party intellectual property rights Kineta may consider attractive or necessary. These established companies may have a competitive advantage over Kineta due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive Kineta to be a competitor may be unwilling to assign or license rights to Kineta. Even if Kineta is able to obtain a license under such intellectual property rights, any such license may be non-exclusive, which may allow Kineta’s competitors to access the same technologies licensed to Kineta.

Moreover, some of Kineta’s owned and in-licensed patents or patent applications or future patents may be co-owned with third parties. If Kineta is unable to obtain an exclusive license to any such third-party co-owners’ interest in such patents or patent applications, such co-owners may be able to license their rights to other third parties, including Kineta’s competitors, and Kineta’s competitors could market competing products and technology. In addition, Kineta may need the cooperation of any such co-owners of Kineta’s patents in order to enforce such patents against third parties, and such cooperation may not be provided to Kineta. Furthermore, Kineta’s owned and in-licensed patents may be subject to a reservation of rights by one or more third parties. Any of the foregoing could have a material adverse effect on Kineta’s competitive position, business, financial conditions, results of operations and prospects.
If Kineta is sued for infringing intellectual property rights of third parties, such litigation could be costly and time consuming and could prevent or delay Kineta from developing or commercializing its product candidates.
Kineta’s commercial success depends, in part, on Kineta’s ability to develop, manufacture, market and sell its product candidates without infringing the intellectual property and other proprietary rights of third parties. Third parties may allege that Kineta has infringed, misappropriated or otherwise violated their intellectual property. Litigation or other legal proceedings relating to intellectual property claims, with or without merit, is unpredictable and generally expensive and time consuming and, even if resolved in Kineta’s favor, is likely to divert significant resources from Kineta’s core business, including distracting Kineta’s technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the market price of Kineta’s common stock. Such litigation or proceedings could substantially increase Kineta’s operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. Kineta may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of Kineta’s competitors may be able to sustain the costs of such litigation or proceedings more effectively than Kineta can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on Kineta’s ability to compete in the marketplace. In addition, patent holding companies that focus solely on extracting royalties and settlements by enforcing patent rights may target Kineta.
There is a substantial amount of intellectual property litigation in the biotechnology and pharmaceutical industries, and Kineta may become party to, or threatened with, litigation or other adversarial proceedings regarding intellectual property rights with respect to Kineta’s product candidates. Kineta cannot be certain that its product candidates and other proprietary technologies it may develop will not infringe existing or future patents owned by third parties. Third parties may assert infringement claims against Kineta based on existing or future intellectual property rights. If Kineta is found to infringe a third party’s intellectual property rights, Kineta could be forced, including by court order, to cease developing, manufacturing or commercializing the infringing candidate product or product. Alternatively, Kineta may be required to obtain a license from such third party in order to use the infringing technology and continue developing, manufacturing or marketing the infringing candidate product or product. However, Kineta may not be able to obtain any required license on commercially reasonable terms or at all. Even if Kineta were able to obtain a license, it could be non-exclusive, thereby giving Kineta’s competitors access to the same technologies licensed to Kineta. In addition, Kineta could be found liable for monetary damages, including treble damages and attorneys’ fees if Kineta is found to have willfully infringed a patent. A finding of infringement could prevent Kineta from commercializing its investigational products or force Kineta to cease some of its business operations, which could materially harm Kineta’s business. Claims that Kineta has misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on Kineta’s business.
Kineta cannot guarantee that any of its or its licensors’ patent searches or analyses, including but not limited to the identification of relevant patents, analysis of the scope of relevant patent claims or determination of the expiration of relevant patents, are complete or thorough. Kineta may not be aware of patents that have already been issued and that a third party, for example, a competitor in the fields in which Kineta is developing its product candidates, might assert are infringed by Kineta’s current or future product candidates, including claims to compositions, formulations, methods of manufacture or methods of use or treatment that cover Kineta’s product candidates. It is also possible that patents owned by third parties of which Kineta is aware, but which Kineta does not believe are relevant to Kineta’s product candidates and other proprietary technologies Kineta may develop, could be found to be infringed by Kineta’s product candidate. In addition, because patent applications can take many years to issue, there may be currently pending patent applications that may later result in issued patents that Kineta’s product candidates may infringe. Additionally, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover Kineta’s product candidates or the use of Kineta’s product candidates. Kineta’s determination of the expiration date of any patent in the United States, Europe or elsewhere that Kineta considers relevant may be incorrect, which may negatively impact Kineta’s ability to develop and market its product candidates. Kineta’s competitors in both the United States and abroad, many of which have substantially greater resources and have made substantial investments in patent portfolios and competing technologies, may have applied for or obtained or may in the future apply for and obtain, patents that will prevent, limit or otherwise interfere with Kineta’s ability to make, use and sell Kineta’s product candidates. The pharmaceutical and biotechnology industries have produced a considerable number of patents, and it may not always be clear to industry participants, including Kineta, which patents cover various types of products or methods of use. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. If Kineta were sued for patent infringement, it would need to demonstrate that its product candidates, products or methods either do not infringe the patent claims of the relevant patent or that the patent claims are invalid or unenforceable, and Kineta may not be able to do this. Proving invalidity may be difficult. For example, in the United States, proving invalidity in court requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents, and there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent. Even if Kineta were successful in these proceedings, it may incur substantial costs and the time and attention of its management and scientific personnel could be diverted in pursuing these proceedings, which could have a material adverse effect on Kineta’s business and operations. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of Kineta’s confidential information could be compromised by disclosure during litigation. In addition, Kineta may not have sufficient resources to bring these actions to a successful conclusion.
Kineta may choose to challenge the enforceability or validity of claims in a third party’s U.S. patent by requesting that the USPTO review the patent claims in an ex-parte re-exam, inter partes review or post-grant review proceedings. These proceedings are expensive and may consume Kineta’s time or other resources. Kineta may choose to challenge a third party’s patent in patent opposition proceedings in the European Patent Office (the “EPO”), or other foreign patent office. The costs of these opposition proceedings could be substantial, and may consume Kineta’s time or other resources. If Kineta fails to obtain a favorable result at the USPTO, the EPO or other patent office then Kineta may be exposed to litigation by a third party alleging that the patent may be infringed by Kineta’s product candidates or proprietary technologies.
Kineta may become involved in lawsuits to protect or enforce its patents or other intellectual property, which could be expensive, time consuming and unsuccessful.
Competitors or other third parties may infringe Kineta’s patents, trademarks or other intellectual property. To counter infringement or unauthorized use, Kineta may be required to file infringement claims, which can be expensive and time consuming and divert the time and attention of Kineta’s management and scientific personnel. Kineta’s pending patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications. Any claims Kineta asserts against perceived infringers could provoke these parties to assert counterclaims against Kineta alleging that Kineta infringes their patents, in addition to counterclaims asserting that Kineta’s patents are invalid or unenforceable, or both. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, non-enablement or insufficient written description. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO or made a misleading statement during prosecution. The outcome following legal assertions of invalidity and unenforceability is unpredictable. In any patent infringement proceeding, there is a risk that a court will decide that a patent of Kineta’s is invalid or unenforceable, in whole or in part, and that Kineta does not have the right to stop the other party from using the invention at issue. There is also a risk that, even if the validity of such patents is upheld, the court will construe the patent’s claims narrowly or decide that Kineta does not have the right to stop the other party from using the invention at issue on the grounds that Kineta’s patent claims do not cover the invention, or decide that the other party’s use of Kineta’s patented technology falls under the safe harbor to patent infringement under 35 U.S.C. §271(e)(1). An adverse outcome in a litigation or proceeding involving Kineta’s patents could limit Kineta’s ability to assert its patents against those parties or other competitors and may curtail or preclude Kineta’s ability to exclude third parties from making and selling similar or competitive products. Any of these occurrences could adversely affect Kineta’s competitive business position, business prospects and financial condition. Similarly, if Kineta asserts trademark infringement claims, a court may determine that the marks Kineta has asserted are invalid or unenforceable, or that the party against whom Kineta has asserted trademark infringement has superior rights to the marks in question. In this case, Kineta could ultimately be forced to cease use of such trademarks.
Even if Kineta establishes infringement, the court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may or may not be an adequate remedy. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of Kineta’s confidential information could be compromised by disclosure during litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of shares of Kineta’s common stock. Moreover, Kineta cannot assure you that it will have sufficient financial or other resources to file and pursue such infringement claims, which typically last for years before they are concluded. Even if Kineta ultimately prevails in such claims, the monetary cost of such litigation and the diversion of the attention of Kineta’s management and scientific personnel could outweigh any benefit Kineta receives as a result of the proceedings.
Because of the expense and uncertainty of litigation, Kineta may not be in a position to enforce its intellectual property rights against third parties.
Because of the expense and uncertainty of litigation, Kineta may conclude that even if a third party is infringing Kineta’s issued patent, any patents that may be issued as a result of Kineta’s pending or future patent applications or other intellectual property rights, the risk-adjusted cost of bringing and enforcing such a claim or action may be too high or not in the best interest of Kineta or its stockholders. In such cases, Kineta may decide that the more prudent course of action is to simply monitor the situation or initiate or seek some other non-litigious action or solution.
Kineta may be subject to claims that its employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties.
Kineta employs and may employ individuals who were previously employed at other biotechnology or pharmaceutical companies, including Kineta’s competitors or potential competitors. Although Kineta tries to ensure that its employees, consultants and advisors do not use the proprietary information or know-how of others in their work for Kineta, Kineta may be subject to claims that it or its employees, consultants, or independent contractors have inadvertently or otherwise used or disclosed confidential information of Kineta’s employees’ former employers or other third parties. Kineta may also be subject to claims that former employers or other third parties have an ownership interest in Kineta’s future patents. Litigation may be necessary to defend against these claims. If Kineta fails in defending any such claims, in addition to paying monetary damages, Kineta may lose valuable intellectual property rights or personnel. There is no guarantee of success in defending these claims, and even if Kineta is successful, litigation could result in substantial cost and be a distraction to Kineta’s management and other employees.
Changes in patent law in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing Kineta’s ability to protect its product candidates.
As is the case with other biopharmaceutical companies, Kineta’s success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involves both technological and legal complexity and is therefore costly, time consuming and inherently uncertain. Changes in either the patent laws or interpretation of the patent laws in the United States could increase the uncertainties and costs, and may diminish Kineta’s ability to protect its inventions, obtain, maintain and enforce its intellectual property rights and, more generally, could affect the value of its intellectual property or narrow the scope of Kineta’s owned and licensed patents. Patent reform legislation in the United States and other countries, including the Leahy-Smith America Invents Act (the “Leahy-Smith Act”), signed into law on September 16, 2011, could increase those uncertainties and costs surrounding the prosecution of Kineta’s patent applications and the enforcement or defense of Kineta’s issued patents. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted, redefine prior art and provide more efficient and cost-effective avenues for competitors to challenge the validity of patents. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review and derivation proceedings. Further, because of a lower evidentiary standard in these USPTO post-grant proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate Kineta’s patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. Thus, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of Kineta’s patent applications and the enforcement or defense of Kineta’s issued patents, all of which could have a material adverse effect on Kineta’s business, financial condition, results of operations and prospects.
After March 2013, under the Leahy-Smith Act, the United States transitioned to a first inventor to file system in which, assuming that the other statutory requirements are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third-party was the first to invent the claimed invention. A third party that files a patent application in the USPTO after March 2013, but before Kineta files an application covering the same invention, could therefore be awarded a patent covering an invention of Kineta’s even if Kineta had made the invention before it was made by such third party. This will require Kineta to be cognizant going forward of the time from invention to filing of a patent application, but circumstances could prevent Kineta from promptly filing patent applications on its inventions. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, Kineta cannot be certain that it or its licensors were the first to either (i) file any patent application related to Kineta’s product candidates and other proprietary technologies Kineta may develop or (ii) invent any of the inventions claimed in Kineta’s or its licensor’s patents or patent applications. Even where Kineta has a valid and enforceable patent, Kineta may not be able to exclude others from practicing the claimed invention where the other party can show that they used the invention in commerce before Kineta’s filing date. Thus the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of Kineta’s patent applications and the enforcement or defense of Kineta’s issued patents, all of which could have a material adverse effect on Kineta’s business, financial condition, results of operations and prospects.
In addition, the patent positions of companies in the development and commercialization of biologics and pharmaceuticals are particularly uncertain. The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. Depending on future actions by the U.S. Congress, the U.S. courts, the USPTO and the relevant law-making bodies in other countries, the laws and regulations governing patents could change in unpredictable ways that would weaken Kineta’s ability to obtain new patents or to enforce Kineta’s existing patents and patents that Kineta might obtain in the future. For example, in the 2013 case Assoc. for Molecular Pathology v. Myriad Genetics, Inc., the U.S. Supreme Court held that certain claims to DNA molecules are not patentable. While Kineta does not believe that any of the patents owned or licensed by it will be found invalid based on this decision, Kineta cannot predict how future decisions by the courts, the U.S. Congress or the USPTO may impact the value of Kineta’s patents.
Obtaining and maintaining patent protection depends on compliance with various procedural, document submissions, fee payment and other requirements imposed by governmental patent agencies, and Kineta’s patent protection could be reduced or eliminated for non-compliance with these requirements.
Periodic maintenance fees, renewal fees, annuities fees and various other governmental fees on patents and/or patent applications are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of the patent and/or patent application. The USPTO and various foreign governmental patent agencies also require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse, including due to the effect of the COVID-19 pandemic on Kineta or its patent maintenance vendors, can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If Kineta fails to maintain the patents and patent applications covering its product candidates, Kineta’s competitive position would be adversely affected.

Patent terms may be inadequate to protect Kineta’s competitive position on its product candidates for an adequate amount of time.
The term of any individual patent depends on applicable law in the country where the patent is granted. In the United States, provided all maintenance fees are timely paid, a patent generally has a term of 20 years from its application filing date or earliest claimed non-provisional filing date. Extensions may be available under certain circumstances, but the life of a patent and, correspondingly, the protection it affords is limited. Even if Kineta or its licensors obtain patents covering Kineta’s product candidates, when the terms of all patents covering a product expire, Kineta’s business may become subject to competition from competitive medications, including generic medications. Given the amount of time required for the development, testing and regulatory review and approval of new product candidates, patents protecting such candidates may expire before or shortly after such candidates are commercialized. As a result, Kineta’s owned and licensed patent portfolio may not provide Kineta with sufficient rights to exclude others from commercializing products similar or identical to Kineta’s.
If Kineta does not obtain patent term extension in the United States under the Hatch-Waxman Act and in foreign countries under similar legislation, thereby potentially extending the term of marketing exclusivity for its product candidates, Kineta’s business may be harmed.
In the United States, a patent that covers an FDA-approved drug or biologic may be eligible for a term extension designed to restore the period of the patent term that is lost during the premarket regulatory review process conducted by the FDA. Depending upon the timing, duration and conditions of FDA marketing approval of Kineta’s product candidates, one or more of Kineta’s U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984 (the “Hatch-Waxman Act”), which permits a patent term extension of up to five years for a patent covering an approved product as compensation for effective patent term lost during product development and the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, and only claims covering such approved drug product, a method for using it or a method for manufacturing it may be extended. In Europe, Kineta’s product candidates may be eligible for term extensions based on similar legislation. In either jurisdiction, however, Kineta may not receive an extension if it fails to apply within applicable deadlines, fails to apply prior to expiration of relevant patents or otherwise fails to satisfy applicable requirements. Even if Kineta is granted such extension, the duration of such extension may be less than Kineta’s request. If Kineta is unable to obtain a patent term extension, or if the term of any such extension is less than Kineta’s request, the period during which Kineta can enforce its patent rights for that product will be in effect shortened and Kineta’s competitors may obtain approval to market competing products sooner. The resulting reduction of years of revenue from applicable products could be substantial.
Kineta enjoys only limited geographical protection with respect to certain patents and Kineta may not be able to protect its intellectual property rights throughout the world.
Filing, prosecuting and defending patents covering Kineta’s product candidates in all countries throughout the world would be prohibitively expensive, and even in countries where Kineta has sought protection for its intellectual property, such protection can be less extensive than those in the United States. The requirements for patentability may differ in certain countries, particularly developing countries, and the breadth of patent claims allowed can be inconsistent. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. In-licensing patents covering Kineta’s product candidates in all countries throughout the world may similarly be prohibitively expensive, if such opportunities are available at all. And in-licensing or filing, prosecuting and defending patents even in only those jurisdictions in which Kineta develops or commercializes its product candidates may be prohibitively expensive or impractical. Competitors may use Kineta’s and its licensors’ technologies in jurisdictions where Kineta has not obtained patent protection or licensed patents to develop their own products and, further, may export otherwise infringing products to territories where Kineta and its licensors have patent protection, but where enforcement is not as strong as that in the United States or Europe. These products may compete with Kineta’s product candidates, and Kineta or its licensors’ patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.
The laws of some jurisdictions do not protect intellectual property rights to the same extent as the laws or regulations in the United States and Europe, and many companies have encountered significant difficulties in protecting and defending proprietary rights in such jurisdictions. Moreover, the legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets or other forms of intellectual property, particularly those relating to biotechnology products, which could make it difficult for Kineta to prevent competitors in some jurisdictions from marketing competing products in violation of Kineta’s proprietary rights generally. Proceedings to enforce Kineta’s patent rights in foreign jurisdictions, whether or not successful, are likely to result in substantial costs and divert Kineta’s efforts and attention from other aspects of its business, and additionally could put at risk Kineta’s or its licensors’ patents of being invalidated or interpreted narrowly, could increase the risk of Kineta’s or its licensors’ patent applications not issuing, or could provoke third parties to assert claims against Kineta. Kineta may not prevail in any lawsuits that it initiates, while damages or other remedies may be awarded to the adverse party, which may be commercially significant. If Kineta prevails, damages or other remedies awarded to Kineta, if any, may not be commercially meaningful. Accordingly, Kineta’s efforts to enforce its intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that Kineta develops or licenses. Furthermore, while Kineta intends to protect its intellectual property rights in its expected significant markets, Kineta cannot ensure that it will be able to initiate or maintain similar efforts in all jurisdictions in which Kineta may wish to market its product candidates. Accordingly, Kineta’s efforts to protect its intellectual property rights in such countries may be inadequate, which may have an adverse effect on Kineta’s ability to successfully commercialize its product candidates in all of its expected significant foreign markets. If Kineta or its licensors encounter difficulties in protecting, or are otherwise precluded from effectively protecting, the intellectual property rights important for Kineta’s business in such jurisdictions, the value of these rights may be diminished and Kineta may face additional competition in those jurisdictions.
In some jurisdictions including European countries, compulsory licensing laws compel patent owners to grant licenses to third parties. In addition, some countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If Kineta or any of its licensors are forced to grant a license to third parties under patents relevant to Kineta’s business, or if Kineta or its licensors are prevented from enforcing patent rights against third parties, Kineta’s competitive position may be substantially impaired in such jurisdictions.
Kineta may rely on trade secret and proprietary know-how which can be difficult to trace and enforce and, if Kineta is unable to protect the confidentiality of its trade secrets, its business and competitive position would be harmed.
In addition to seeking patents for some of its technology and current product candidates or any future product candidates, Kineta may also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain its competitive position. Elements of Kineta’s current product candidates or any future product candidates, including processes for their preparation and manufacture, as well as Kineta’s PiiONEER platform, may involve proprietary know-how, information or technology that is not covered by patents, and thus for these aspects Kineta may consider trade secrets and know-how to be its primary intellectual property. Any disclosure, either intentional or unintentional, by Kineta’s employees, the employees of third parties with whom Kineta shares its facilities or third party consultants and vendors that Kineta engages to perform research, clinical trials or manufacturing activities, or misappropriation by third parties (such as through a cybersecurity breach) of Kineta’s trade secrets or proprietary information could enable competitors to duplicate or surpass Kineta’s technological achievements, thus eroding Kineta’s competitive position in its market.
Trade secrets and know-how can be difficult to protect. Kineta requires its employees to enter into written employment agreements containing provisions of confidentiality and obligations to assign to Kineta any inventions generated in the course of their employment. Kineta enters into written agreements that include confidentiality and intellectual property obligations to protect each party’s property, potential trade secrets, proprietary know-how and information. Kineta further seeks to protect its potential trade secrets, proprietary know-how and information in part by entering into non-disclosure and confidentiality agreements with parties who are given access to them, such as Kineta’s corporate collaborators, outside scientific collaborators, CROs, CMOs, consultants, advisors and other third parties. With Kineta’s consultants, contractors, and outside scientific collaborators, these agreements typically include invention assignment obligations. Despite these efforts, any of these parties may breach the agreements and disclose Kineta’s proprietary information, including Kineta’s trade secrets, and Kineta may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of Kineta’s trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, Kineta would have no right to prevent them from using that technology or information to compete with Kineta. If any of Kineta’s trade secrets were to be disclosed to or independently developed by a competitor or other third party, Kineta’s competitive position would be harmed.
Kineta may become subject to claims challenging the inventorship or ownership of its patents and other intellectual property.
Kineta may be subject to claims that former employees, collaborators or other third parties have an interest in Kineta’s patents or other intellectual property as an inventor or co-inventor. The failure to name the proper inventors on a patent application can result in the patents issuing thereon being unenforceable. Inventorship disputes may arise from conflicting views regarding the contributions of different individuals named as inventors, the effects of foreign laws where foreign nationals are involved in the development of the subject matter of the patent, conflicting obligations of third parties involved in developing Kineta’s product candidates or as a result of questions regarding co-ownership of potential joint inventions. Litigation may be necessary to resolve these and other claims challenging inventorship and/or ownership. Alternatively, or additionally, Kineta may enter into agreements to clarify the scope of its rights in such intellectual property. If Kineta fails in defending any such claims, in addition to paying monetary damages, Kineta may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on Kineta’s business. Even if Kineta is successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.
Kineta’s licensors may have relied on third-party consultants or collaborators or on funds from third parties, such as the U.S. government, such that Kineta’s licensors are not the sole and exclusive owners of the patents Kineta may in-license in the future. If other third parties have ownership rights or other rights to Kineta’s in-licensed patents, they may be able to license such patents to Kineta’s competitors, and Kineta’s competitors could market competing products and technology. This could have a material adverse effect on Kineta’s competitive position, business, financial conditions, results of operations and prospects.
In addition, while it is Kineta’s policy to require its employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to Kineta, Kineta may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that Kineta regards as its own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and Kineta may be forced to bring claims against third parties, or defend claims that they may bring against Kineta, to determine the ownership of what Kineta regards as its intellectual property. Such claims could have a material adverse effect on Kineta’s business, financial condition, results of operations and prospects.
If Kineta’s trademarks and trade names are not adequately protected, then Kineta may not be able to build name recognition in Kineta’s markets of interest and its business may be adversely affected.
Kineta’s current or future trademarks or trade names may be challenged, infringed, circumvented or declared generic or descriptive or determined to be infringing on other marks. Kineta may not be able to protect its rights to these trademarks and trade names or may be forced to stop using these names, which Kineta needs for name recognition by potential partners or customers in Kineta’s markets of interest. During trademark registration proceedings, Kineta may receive rejections of its applications by the USPTO or in other foreign jurisdictions.
Although Kineta would be given an opportunity to respond to those rejections, Kineta may be unable to overcome such rejections. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against Kineta’s trademarks, and Kineta’s trademarks may not survive such proceedings. If Kineta is unable to establish name recognition based on its trademarks and trade names, Kineta may not be able to compete effectively and Kineta’s business may be adversely affected. Kineta may license its trademarks and tradenames to third parties, such as distributors. Although these license agreements may provide guidelines for how Kineta’s trademarks and tradenames may be used, a breach of these agreements or misuse of Kineta’s trademarks and tradenames by Kineta’s licensees may jeopardize Kineta’s rights in or diminish the goodwill associated with Kineta’s trademarks and trade names.
Moreover, any name Kineta has proposed to use with its product candidate in the United States must be approved by the FDA, regardless of whether Kineta has registered it, or applied to register it, as a trademark. Similar requirements exist in Europe. The FDA typically conducts a review of proposed product names, including an evaluation of potential for confusion with other product names. If the FDA (or an equivalent administrative body in a foreign jurisdiction) objects to any of Kineta’s proposed proprietary product names, Kineta may be required to expend significant additional resources in an effort to identify a suitable substitute name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA. Furthermore, in many countries, owning and maintaining a trademark registration may not provide an adequate defense against a subsequent infringement claim asserted by the owner of a senior trademark. At times, competitors or other third parties may adopt trade names or trademarks similar to Kineta’s, thereby impeding Kineta’s ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of Kineta’s registered or unregistered trademarks or trade names. If Kineta asserts trademark infringement claims, a court may determine that the marks Kineta has asserted are invalid or unenforceable, or that the party against whom Kineta has asserted trademark infringement has superior rights to the marks in question. In this case, Kineta could ultimately be forced to cease use of such trademarks.
Numerous factors may limit any potential competitive advantage provided by Kineta’s intellectual property rights.
The degree of future protection afforded by Kineta’s intellectual property rights, whether owned or in-licensed, is uncertain because intellectual property rights have limitations and may not adequately protect Kineta’s business, provide a barrier to entry against Kineta’s competitors or potential competitors or permit Kineta to maintain its competitive advantage. Moreover, if a third party has intellectual property rights that cover the practice of Kineta’s technology, Kineta may not be able to fully exercise or extract value from Kineta’s intellectual property rights. The factors that may limit any potential competitive advantage provided by Kineta’s intellectual property rights include:
•	pending patent applications that Kineta owns or licenses may not lead to issued patents;
•	patents, should they issue, that Kineta owns or licenses, may not provide Kineta with any competitive advantages, or may be challenged and held invalid or unenforceable;
•
others may be able to develop and/or practice technology that is similar to Kineta’s technology or aspects of Kineta’s technology but that is not covered by the claims of any of Kineta’s owned or in-licensed patents, should any such patents issue;

•	third parties may compete with Kineta in jurisdictions where Kineta does not pursue and obtain patent protection;
•	Kineta (or its licensors) might not have been the first to make the inventions covered by a pending patent application that Kineta owns or licenses;
•	Kineta (or its licensors) might not have been the first to file patent applications covering a particular invention;
•	others may independently develop similar or alternative technologies without infringing Kineta’s intellectual property rights;
•	Kineta may not be able to obtain and/or maintain necessary licenses on reasonable terms or at all;
•
third parties may assert an ownership interest in Kineta’s intellectual property and, if successful, such disputes may preclude Kineta from exercising exclusive rights, or any rights at all, over that intellectual property;

•	Kineta may not be able to maintain the confidentiality of its trade secrets or other proprietary information;
•	Kineta may not develop or in-license additional proprietary technologies that are patentable; and
•	the patents of others may have an adverse effect on Kineta’s business.
Should any of these events occur, they could significantly harm Kineta’s business and results of operation.

General Risk Factors Related to Kineta
Kineta will incur significantly increased costs as a result of operating as a public company, and its management will be required to devote substantial time to new compliance initiatives.
As a public company, Kineta will incur significant legal, accounting and other expenses that it did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as well as rules subsequently implemented by the SEC, and Nasdaq have imposed various requirements on public companies. In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) was enacted. There are significant corporate governance and executive compensation related provisions in the Dodd-Frank Act that require the SEC to adopt additional rules and regulations in these areas such as “say on pay” and proxy access. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which Kineta operate its business in ways Kineta cannot currently anticipate. Kineta’s management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase Kineta’s legal and financial compliance costs and will make some activities more time-consuming and costlier. For example, Kineta expects these rules and regulations to make it more difficult and more expensive for Kineta to obtain director and officer liability insurance and Kineta may be required to incur substantial costs to maintain its current levels of such coverage.
Failure to build Kineta’s finance infrastructure and improve its accounting systems and controls could impair Kineta’s ability to comply with the financial reporting and internal controls requirements for publicly traded companies.
As a public company, Kineta will operate in an increasingly demanding regulatory environment, which requires Kineta to comply with the Sarbanes-Oxley Act, the regulations of Nasdaq, the rules and regulations of the SEC, expanded disclosure requirements, accelerated reporting requirements and more complex accounting rules. Company responsibilities required by the Sarbanes-Oxley Act include establishing corporate oversight and adequate internal control over financial reporting and disclosure controls and procedures. Effective internal controls are necessary for Kineta to produce reliable financial reports and are important to help prevent financial fraud. Commencing with Kineta’s fiscal year ending the year after the Merger is completed, Kineta must perform system and process evaluation and testing of its internal controls over financial reporting to allow management to report on the effectiveness of Kineta’s internal controls over financial reporting in its Form 10-K filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. Prior to the closing of the Merger, Kineta has never been required to test its internal controls within a specified period and, as a result, Kineta may experience difficulty in meeting these reporting requirements in a timely manner. Further, in connection with the audit of Kineta’s financial statements for the years ended December 31, 2021 and 2020, Kineta and its independent registered public accounting firm identified a material weakness in Kineta’s internal control over financial reporting.
Kineta anticipates that the process of remediating the before mentioned material weakness in its internal control over financial reporting and building its accounting and financial functions and infrastructure will require significant additional professional fees, internal costs and management efforts. Kineta expects that it will need to implement a new internal system to combine and streamline the management of its financial, accounting, human resources and other functions. However, such a system would likely require Kineta to complete many processes and procedures for the effective use of the system or to run its business using the system, which may result in substantial costs. Any disruptions or difficulties in implementing or using such a system could adversely affect Kineta’s controls and harm Kineta’s business. Moreover, such disruption or difficulties could result in unanticipated costs and diversion of management attention. In addition, Kineta may discover weaknesses in its system of internal financial and accounting controls and procedures that could result in a material misstatement of Kineta’s financial statements. Kineta’s internal control over financial reporting will not prevent or detect all errors and all fraud.
If Kineta is not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if Kineta is unable to maintain proper and effective internal controls, Kineta may not be able to produce timely and accurate financial statements. If Kineta cannot provide reliable financial reports or prevent fraud, its business and results of operations could be harmed, investors could lose confidence in Kineta’s reported financial information and Kineta could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities.

Kineta’s disclosure controls and procedures may not prevent or detect all errors or acts of fraud.
Upon the completion of the Merger, Kineta will become subject to the periodic reporting requirements of the Exchange Act. Kineta designed its disclosure controls and procedures to reasonably assure that information Kineta must disclose in reports it files or submits under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Kineta believes that any disclosure controls and procedures or internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.
These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. For example, Kineta’s directors or executive officers could inadvertently fail to disclose a new relationship or arrangement causing Kineta to fail to make any related party transaction disclosures. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in Kineta’s control system, misstatements due to error or fraud may occur and not be detected.
Future changes in financial accounting standards or practices may cause adverse and unexpected revenue fluctuations and adversely affect Kineta’s reported results of operations.
Future changes in financial accounting standards may cause adverse, unexpected revenue fluctuations and affect Kineta’s reported financial position or results of operations. Financial accounting standards in the United States are constantly under review and new pronouncements and varying interpretations of pronouncements have occurred with frequency in the past and are expected to occur again in the future. As a result, Kineta may be required to make changes in its accounting policies. Those changes could affect Kineta’s financial condition and results of operations or the way in which such financial condition and results of operations are reported. Kineta intends to invest resources to comply with evolving standards, and this investment may result in increased general and administrative expenses and a diversion of management time and attention from business activities to compliance activities. See the section titled “Kineta Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Accounting Pronouncements.”
Changes in tax laws or regulations that are applied adversely to Kineta or its customers may have a material adverse effect on Kineta’s business, cash flow, financial condition or results of operations.
New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time, which could adversely affect Kineta’s business operations and financial performance. Further, existing tax laws, statutes, rules, regulations, or ordinances could be interpreted, changed, modified, or applied adversely to Kineta. For example, the TCJA enacted many significant changes to the U.S. tax laws. Future guidance from the IRS and other tax authorities with respect to the TCJA may affect Kineta, and certain aspects of the TCJA could be repealed or modified in future legislation. For example, the Coronavirus Aid, Relief, and Economic Security Act modified certain provisions of the TCJA. In addition, it is uncertain if and to what extent various states will conform to the TCJA or any newly enacted federal tax legislation. Changes in corporate tax rates, the realization of net deferred tax assets relating to Kineta’s operations, the taxation of foreign earnings, and the deductibility of expenses under the TCJA or future reform legislation could have a material impact on the value of Kineta’s deferred tax assets, could result in significant one-time charges, and could increase Kineta’s future U.S. tax expense.
In addition, the recent presidential and congressional elections in the United States could also result in significant changes in, and uncertainty with respect to, tax legislation, regulation and government policy directly affecting Kineta and its business. For example, the United States government may enact significant changes to the taxation of business entities including, among others, a permanent increase in the corporate income tax rate, an increase in the tax rate applicable to the global intangible low-taxed income and elimination of certain exemptions, and the imposition of minimum taxes or surtaxes on certain types of income. The likelihood of these changes being enacted or implemented is unclear.
Unstable market and economic conditions may have serious adverse consequences on Kineta’s business, financial condition and stock price.
As a result of the COVID-19 pandemic and actions taken to slow its spread, the global credit and financial markets have experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. Kineta’s general business strategy may be adversely affected by any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, it may make any necessary debt or equity financing more difficult, more costly and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on Kineta’s growth strategy, financial performance and stock price and could require Kineta to delay or abandon clinical development plans. In addition, there is a risk that one or more of Kineta’s current service providers, manufacturers and other partners may not survive an economic downturn, which could directly affect Kineta’s ability to attain its operating goals on schedule and on budget.
Geopolitical developments, such as the Russian invasion of Ukraine or deterioration in the bilateral relationship between the United States and China, may impact government spending, international trade and market stability, and cause weaker macro-economic conditions. The impact of these developments, including any resulting sanctions, export controls or other restrictive actions that may be imposed against governmental or other entities in, for example, Russia, have in the past contributed and may in the future contribute to disruption, instability and volatility in the global markets, which in turn could adversely impact Kineta’s operations and weaken its financial results. Certain political developments may also lead to uncertainty to regulations and rules that may materially affect Kineta’s business.
Kineta’s internal information technology systems, or those of Kineta’s third-party CROs or other contractors or consultants, may fail or suffer security breaches, loss or leakage of data and other disruptions, which could result in a material disruption of Kineta’s product candidates’ development programs, compromise sensitive information related to Kineta’s business or prevent Kineta from accessing critical information, potentially exposing Kineta to liability or otherwise adversely affecting Kineta’s business.
Kineta is increasingly dependent upon information technology systems, infrastructure and data to operate its business. In the ordinary course of business, Kineta collects, stores and transmits confidential information (including but not limited to intellectual property, proprietary business information and personal information). It is critical that Kineta does so in a secure manner to maintain the confidentiality and integrity of such confidential information. Kineta has also outsourced elements of its operations to third parties, and as a result Kineta manages a number of third-party contractors who have access to Kineta’s confidential information.
Despite the implementation of security measures, given their size and complexity and the increasing amounts of confidential information that they maintain, Kineta’s internal information technology systems and those of its third-party CROs and other contractors and consultants are potentially vulnerable to breakdown or other damage or interruption from service interruptions, system malfunction, natural disasters, terrorism, war and telecommunication and electrical failures, as well as security breaches from inadvertent or intentional actions by Kineta’s employees, contractors, consultants, business partners and/or other third parties, or from cyber-attacks by malicious third parties (including the deployment of harmful malware, ransomware, extortion, account takeover attacks, degradation of service attacks, denial-of-service attacks, “phishing,” or social engineering and other means to affect service reliability and threaten the confidentiality, integrity and availability of information), which may compromise Kineta’s system infrastructure or lead to data leakage. Kineta has technology security initiatives and disaster recovery plans in place to mitigate its risk to these vulnerabilities, but these measures may not be adequately designed or implemented to ensure that Kineta’s operations are not disrupted or that data security breaches do not occur. To the extent that any disruption or security breach were to result in a loss of, or damage to, Kineta’s data or applications, or inappropriate disclosure of confidential or proprietary information, Kineta could incur liability and reputational damage.
Hackers and data thieves are increasingly sophisticated and operate large-scale and complex automated attacks which may remain undetected until after they occur. Kineta cannot assure you that its data protection efforts and its investment in information technology will prevent significant breakdowns, data leakages, breaches in Kineta’s systems or other cyber incidents that could have a material adverse effect upon Kineta’s reputation, business, operations or financial condition. For example, if such an event were to occur and cause interruptions in Kineta’s operations, it could result in a material disruption of Kineta’s programs and the development of its product candidates could be delayed. In addition, the loss of clinical trial data for Kineta’s product candidates could result in delays in Kineta’s marketing approval efforts and significantly increase Kineta’s costs to recover or reproduce the data. Furthermore, significant disruptions of Kineta’s internal information technology systems or security breaches could result in the loss, misappropriation and/or unauthorized access, use or disclosure of, or the prevention of access to, confidential information (including trade secrets or other intellectual property, proprietary business information and personal information), which could result in financial, legal, business and reputational harm to Kineta. Like all businesses, Kineta may be increasingly subject to ransomware or other malware that could significantly disrupt its business operations, or disable or interfere with necessary access to essential data or processes. Numerous recent attacks of this nature have also involved exfiltration and disclosure of sensitive or confidential personal or proprietary information, or intellectual property, when victim companies have not paid the cyber criminals substantial ransom payments. For example, any such event that leads to unauthorized access, use, disclosure, unavailability or compromised integrity of personal or other sensitive or essential information, including personal information regarding Kineta’s clinical trial subjects or employees, could harm Kineta’s reputation directly, compel Kineta to comply with federal and/or state breach notification laws and foreign law equivalents, subject Kineta to mandatory corrective action, increase the costs Kineta incurs to protect against such information security breaches, such as increased investment in technology, render key personnel unable to perform duties or communicate throughout the organization and otherwise subject Kineta to fines and other liability under laws and regulations that protect the privacy and security of personal information, which could result in significant legal and financial exposure and reputational damages that could potentially have an adverse effect on Kineta’s business.
The costs of mitigating cybersecurity risks are significant and are likely to increase in the future. These costs include, but are not limited to, retaining the services of cybersecurity providers; compliance costs arising out of existing and future cybersecurity, data protection and privacy laws and regulations; and costs related to maintaining redundant networks, data backups and other damage-mitigation measures. Kineta also cannot be certain that its existing insurance coverage will continue to be available on acceptable terms or in amounts sufficient to cover the potentially significant losses that may result from a security incident or breach or that the insurer will not deny coverage of any future claim.
Kineta’s operations as a global company subject it to various risks, and Kineta’s failure to manage these risks could adversely affect its business, results of operations, cash flows, financial condition and/or prospects.
Kineta faces significant operational risks as a result of doing business globally, such as:
•	fluctuations in currency exchange rates;
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potentially adverse tax consequences, including the complexities of foreign value-added tax systems, tax inefficiencies related to Kineta’s corporate structure and potential restrictions on the repatriation of earnings;

•	export restrictions, trade regulations and foreign tax laws;
•	customs clearance and shipping delays;
•	the burdens of complying with a wide variety of foreign laws and different legal standards; and
•	increased financial accounting and reporting burdens and complexities.
If one or more of these risks are realized, it could have a material adverse effect on Kineta’s business, results of operations, cash flows, financial condition and/or prospects.
Kineta or the third parties upon whom it depends may be adversely affected by earthquakes, fires or other natural disasters and Kineta’s business continuity and disaster recovery plans may not adequately protect Kineta from a serious disaster.
If earthquakes, fires, other natural disasters, terrorism and similar unforeseen events beyond Kineta’s control prevent it from using all or a significant portion of its headquarters or other facilities, it may be difficult or, in certain cases, impossible for Kineta to continue its business for a substantial period of time. Kineta does not have a disaster recovery or business continuity plan in place and may incur substantial expenses as a result of the absence or limited nature of Kineta’s internal or third-party service provider disaster recovery and business continuity plans, which could have a material adverse effect on Kineta’s business. In addition, the long-term effects of climate change on general economic conditions and the pharmaceutical manufacturing and distribution industry in particular are unclear, and changes in the supply, demand or available sources of energy and the regulatory and other costs associated with energy production and delivery may affect the availability or cost of goods and services, including raw materials and other natural resources, necessary to run Kineta’s business. Furthermore, certain parties in Kineta’s supply chain are operating from single sites, increasing their vulnerability to natural disasters or other sudden, unforeseen and severe adverse events. If such an event were to affect Kineta’s supply chain, it could have a material adverse effect on Kineta’s ability to conduct its clinical trials, its development plans and business.
Kineta is subject to certain U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions, and other trade laws and regulations. Kineta can face serious consequences for violations.
U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions, and other trade laws and regulations (collectively, “Trade Laws”) prohibit, among other things, companies and their employees, agents, CROs, legal counsel, accountants, consultants, contractors and other partners from authorizing, promising, offering, providing, soliciting, or receiving directly or indirectly, corrupt or improper payments or anything else of value to or from recipients in the public or private sector. Violations of Trade Laws can result in substantial criminal fines and civil penalties, imprisonment, the loss of trade privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm and other consequences. Kineta has direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities and other organizations. Kineta also expects to continue its non-U.S. activities, which may increase over time. Kineta expects to rely on third parties for research, preclinical studies and clinical trials and/or to obtain necessary permits, licenses, patent registrations and other marketing approvals. Kineta can be held liable for the corrupt or other illegal activities of its personnel, agents, or partners, even if Kineta does not explicitly authorize or have prior knowledge of such activities.
If Kineta or any CMOs and suppliers Kineta engages fail to comply with environmental, health and safety laws and regulations, Kineta could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of Kineta’s business.
Kineta and any CMOs and suppliers it engages are subject to numerous federal, state and local environmental, health and safety laws, regulations and permitting requirements, including those governing laboratory procedures; the generation, handling, use, storage, treatment and disposal of hazardous and regulated materials and wastes; the emission and discharge of hazardous materials into the ground, air and water; and employee health and safety. Kineta’s operations involve the use of hazardous and flammable materials, including chemicals and biological and radioactive materials. Kineta’s operations also produce hazardous waste. Kineta generally contracts with third parties for the disposal of these materials and wastes. Kineta cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from Kineta’s use of hazardous materials, Kineta could be held liable for any resulting damages, and any liability could exceed Kineta’s resources. Under certain environmental laws, Kineta could be held responsible for costs relating to any contamination at third-party facilities. Kineta could also incur significant costs associated with civil or criminal fines and penalties.
Compliance with applicable environmental laws and regulations may be expensive, and current or future environmental laws and regulations may impair Kineta’s research and product development efforts. In addition, Kineta cannot entirely eliminate the risk of accidental injury or contamination from these materials or wastes. Although Kineta maintains workers’ compensation insurance to cover it for costs and expenses it may incur due to injuries to its employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. Kineta does not carry specific biological or hazardous waste insurance coverage, and Kineta’s property, casualty and general liability insurance policies specifically exclude coverage for damages and fines arising from biological or hazardous waste exposure or contamination. Accordingly, in the event of contamination or injury, Kineta could be held liable for damages or be penalized with fines in an amount exceeding its resources, and Kineta’s clinical trials or regulatory approvals could be suspended, which could have a material adverse effect on Kineta’s business, financial condition, results of operations and prospects.
In addition, Kineta may incur substantial costs in order to comply with current or future environmental, health and safety laws, regulations and permitting requirements. These current or future laws, regulations and permitting requirements may impair Kineta’s research, development or production efforts. Failure to comply with these laws, regulations and permitting requirements also may result in substantial fines, penalties or other sanctions or business disruption, which could have a material adverse effect on Kineta’s business, financial condition, results of operations and prospects.
Any third-party CMOs and suppliers Kineta engages will also be subject to these and other environmental, health and safety laws and regulations. Liabilities they incur pursuant to these laws and regulations could result in significant costs or an interruption in operations, which could have a material adverse effect on Kineta’s business, financial condition, results of operations and prospects.

Kineta could be subject to securities class action litigation.
In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for Kineta because biotechnology and pharmaceutical companies have experienced significant stock price volatility in recent years. If Kineta faces such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm Kineta’s business.
If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about Kineta’s business, Kineta’s stock price and trading volume could decline.
The trading market for Kineta’s common stock will depend in part on the research and reports that securities or industry analysts publish about Kineta or its business. Securities and industry analysts do not currently, and may never, publish research on Kineta. If no or only very few securities analysts commence coverage of Kineta, or if industry analysts cease coverage of Kineta, the trading price for Kineta’s common stock would be negatively affected. If one or more of the analysts who cover Kineta downgrade Kineta’s common stock or publish inaccurate or unfavorable research about Kineta’s business, Kineta’s common stock price would likely decline. If one or more of these analysts cease coverage of Kineta or fails to publish reports on Kineta regularly, demand for Kineta’s common stock could decrease, which might cause Kineta’s common stock price and trading volume to decline.
Risks Related to the Combined Organization
In determining whether you should approve the Merger, the issuance of shares of Yumanity common stock and other matters related to the Merger, as the case may be, you should carefully read the following risk factors in addition to the risks described above.
If any of the events described in “Risks Related to Yumanity” or “Risks Related to Kineta” occur, those events could cause potential benefits of the Merger not to be realized.
Following completion of the Merger, the combined organization will be susceptible to many of the risks described in the sections herein entitled “Risks Related to Yumanity” and “Risks Related to Kineta.” To the extent any of the events in the risks described in those sections occur, those events could cause the potential benefits of the Merger not to be realized and the market price of the combined organization’s common stock to decline.
There has been no prior public market for Kineta’s common stock, the stock price of the combined organization’s common stock may be volatile or may decline regardless of its operating performance and you may not be able to resell your shares at or above the purchase price.
There has been no public market for Kineta’s common stock. Although Yumanity’s common stock is listed on Nasdaq, and Kineta and Yumanity will apply to have the combined organization’s common stock listed on Nasdaq, an active trading market for the combined organization’s common stock may never develop or be sustained following the Merger. Kineta, Yumanity and their financial advisors will set the final reverse split ratio to target a trading price to provide for sufficient liquidity. The price that the combined organization trades at immediately following the Merger may not necessarily reflect the price at which investors in the market will be willing to buy and sell the shares on a sustained basis. In addition, an active trading market may not develop following the consummation of the Merger or, if it is developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair the combined organization’s ability to raise capital by selling shares of common stock and may impair the combined organization’s ability to acquire other businesses or technologies using the combined organization’s shares of common stock as consideration, which, in turn, could materially adversely affect the combined organization’s business. The market price of the combined organization’s common stock may fluctuate significantly in response to numerous factors, many of which are beyond the combined organization’s control, including:
•	overall performance of the equity markets;
•	the combined organization’s operating performance and the performance of other similar companies;
•	the published opinions and third-party valuations by banking and market analysts;
•	results from the combined organization’s ongoing clinical trials and future clinical trials with its current and future product candidates or of the combined organization’s competitors;

•	adverse results or delays in clinical trials;
•	failure to commercialize the combined organization’s product candidates;
•	unanticipated serious safety concerns related to immuno-oncology or related to the use of the combined organization’s product candidates;
•
changes in the combined organization’s projected operating results that it provides to the public, the combined organization’s failure to meet these projections or changes in recommendations by securities analysts that elect to follow the combined organization’s common stock;

•
any delay in the combined organization’s regulatory filings for its product candidates and any adverse development or perceived adverse development with respect to the applicable regulatory authority’s review of such filings, including without limitation the FDA’s issuance of a “refusal to file” letter or a request for additional information;

•	regulatory or legal developments in the United States and other countries;
•	the level of expenses related to future product candidates or clinical development programs;
•	the combined organization’s failure to achieve product development goals in the timeframe it announces;
•	announcements of acquisitions, strategic alliances or significant agreements by the combined organization or by its competitors;
•	recruitment or departure of key personnel;
•	the economy as a whole and market conditions in the combined organization’s industry;
•	trading activity by a limited number of stockholders who together beneficially own a majority of the combined organization’s outstanding common stock;
•	the expiration of market standoff or contractual lock-up agreements;
•	the size of the combined organization’s market float;
•	political uncertainty and/or instability in the United States;
•	the ongoing and future impact of the COVID-19 pandemic and actions taken to slow its spread; and
•	any other factors discussed in this proxy statement/prospectus/information statement.
In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many immuno-oncology companies. Stock prices of many immuno-oncology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. The trading prices for common stock of other biopharmaceutical companies have also been highly volatile as a result of the COVID-19 pandemic. In the past, stockholders have filed securities class action litigation following periods of market volatility. If the combined organization were to become involved in securities litigation, it could subject the combined organization to substantial costs, divert resources and the attention of management from the combined organization’s business and adversely affect its business.
The combined organization will continue to incur increased costs as a result of operating as a public company, and its management team will be required to devote substantial time to new compliance initiatives.
As a public company, the combined organization will continue to incur significant legal, accounting, and other expenses that it did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and rules subsequently implemented by the SEC and The Nasdaq Stock Market, LLC (“Nasdaq”) have imposed various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. The combined organization’s management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase the combined organization’s legal and financial compliance costs and will make some activities more time-consuming and costly.
Pursuant to Section 404 of the Sarbanes-Oxley Act (“Section 404”), Yumanity is required to furnish a report by its management on its internal control over financial reporting, which may include an attestation report on internal control over financial reporting issued by its independent registered public accounting firm. While Yumanity remains a “smaller reporting company” with less than $100 million in annual revenues, it will not be required to include an attestation report on internal control over financial reporting issued by its independent registered public accounting firm. Following the closing of the Merger, the combined organization will need to continue to dedicate internal resources, potentially engage outside consultants, maintain a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. Despite the combined organization’s efforts, there is a risk that neither it nor its independent registered public accounting firm if required will be able to conclude that its internal control over financial reporting remains effective as required by Section 404. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of the combined organization’s financial statements.
The combined organization’s failure to meet the continued listing requirements of Nasdaq could result in a delisting of the combined organization’s common stock.
If, after listing, the combined organization fails to satisfy the continued listing requirements of Nasdaq, such as the corporate governance requirements or the minimum closing bid price requirement, Nasdaq may take steps to delist the combined organization’s common stock. Such a delisting would likely have a negative effect on the price of the combined organization’s common stock and would impair your ability to sell or purchase the combined organization’s common stock when you wish to do so. In the event of a delisting, the combined organization can provide no assurance that any action taken by the combined organization to restore compliance with listing requirements would allow the combined organization’s common stock to become listed again, stabilize the market price or improve the liquidity of the combined organization’s common stock, prevent the combined organization’s common stock from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements.
The combined organization’s operating results may fluctuate significantly or may fall below the expectations of investors or securities analysts, each of which may cause the combined organization’s stock price to fluctuate or decline.
Kineta expects the combined organization’s operating results to be subject to annual and quarterly fluctuations. The combined organization’s net loss and other operating results will be affected by numerous factors, including:
•
results of preclinical studies, IND submissions, clinical trials, or the addition or termination of clinical trials or funding support by the combined organization, or existing or future collaborators or licensing partners;

•	variations in the level of expense related to the ongoing development of the PiiONEER platform, the combined organization’s product candidates or future development programs;
•
the combined organization’s execution of any additional collaboration, licensing or similar arrangements, and the timing of payments the combined organization may make or receive under existing or future arrangements or the termination or modification of any such existing or future arrangements;

•	any intellectual property infringement lawsuit or opposition, interference or cancellation proceeding in which the combined organization may become involved;
•	additions and departures of key personnel;
•	strategic decisions by the combined organization or its competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;
•	if any of the combined organization’s product candidates receives regulatory licensure, the terms of such licensure and market acceptance and demand for such product candidates;
•	regulatory developments affecting the combined organization’s product candidates or those of its competitors; and
•	changes in general market and economic conditions.
If the combined organization’s operating results fall below the expectations of investors or securities analysts, the price of the combined organization’s common stock could decline substantially. Furthermore, any fluctuations in the combined organization’s operating results may, in turn, cause the price of its stock to fluctuate substantially.

After the Merger, the combined organization’s executive officers, directors and principal stockholders, if they choose to act together, will continue to control or significantly influence all matters submitted to stockholders for approval.
Immediately following the completion of the Merger, the combined organization’s executive officers, directors and greater than 5% stockholders will own, in the aggregate, approximately 37.8% of the combined organization’s outstanding common stock (assuming no exercise of outstanding options or warrants). As a result, such persons or their appointees to the combined organization’s board of directors, acting together, will have the ability to control or significantly influence all matters submitted to the combined organization’s board of directors or stockholders for approval, including the appointment of the combined organization’s management, the election and removal of directors and approval of any significant transaction, as well as the combined organization’s management and business affairs. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, impeding a merger, consolidation, takeover or other business combination involving the combined organization, or discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of the combined organization’s business, even if such a transaction would benefit other stockholders.
Sales of a substantial number of shares of the combined organization’s common stock by the combined organization’s stockholders in the public market could cause the combined organization’s stock price to fall.
Sales of a substantial number of shares of the combined organization’s common stock in the public market or the perception that these sales might occur could significantly reduce the market price of the combined organization’s common stock and impair the combined organization’s ability to raise adequate capital through the sale of additional equity securities.
Based on the estimated Exchange Ratio of 0.65, upon the closing of the Merger and the closing of the Private Placement, the combined organization will have outstanding a total of 76,998,209 shares of common stock, assuming no exercise of outstanding options or warrants and without giving effect to the Yumanity Reverse Stock Split. Of these shares, only 10.9 million shares of common stock will be freely tradable, without restriction, in the public market immediately following the Merger, unless they are purchased by one of the combined organization’s affiliates.
Certain directors, executive officers and shareholders of Kineta, representing approximately 43.1% of Kineta’s outstanding shares of common stock (excluding securities issued to the PIPE Investors pursuant to the Securities Purchase Agreement) have entered into lock-up agreements with Yumanity pursuant to which they may not, with limited exceptions, for a period of 180 days (and in some cases 90 days) from the date of the Effective Time, offer, sell or otherwise transfer or dispose of any of Yumanity’s securities, without the prior written consent of Yumanity. All other shareholders of Kineta will be subject to similar restrictions on the transfer of shares of Yumanity’s common stock for the 180-day (and in some cases 90 days) period following the closing of the Merger pursuant to Yumanity’s by-laws, which will be amended at or immediately following the Effective Time to provide for such restrictions.
Prior to or concurrently with the closing of the Merger, the directors and officers of Yumanity that are continuing on in such capacity with the combined organization will execute and deliver lock-up agreements substantially similar to those referenced above.
Sales of these locked-up shares, or perceptions that they will be sold, could cause the trading price of the combined organization’s common stock to decline. After the lock-up restrictions expire, up to 25,812,708 shares of common stock will be eligible for sale in the public market (inclusive of shares held by certain of Kineta’s directors, executive officers and shareholders, which are subject to the lock-up set forth above).
Yumanity has granted the PIPE Investors certain registration rights in connection with the Private Placement. Pursuant to the Registration Rights Agreement, Yumanity will prepare and file a resale registration statement with the SEC within 60 calendar days following the closing of the Private Placement covering the shares of Yumanity’s common stock issued in the Private Placement. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares held by affiliates, as defined in Rule 144 under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the trading price of the combined organization’s common stock.

Delaware law and provisions in the combined organization’s amended and restated certificate of incorporation and bylaws could make a merger, tender offer or proxy contest difficult, thereby depressing the trading price of the combined organization’s common stock.
The combined organization’s amended and restated certificate of incorporation and bylaws contain provisions that could depress the trading price of the combined organization’s common stock by acting to discourage, delay or prevent a change of control of the combined organization or changes in its management that the stockholders of the combined organization may deem advantageous. These provisions include the following:
•	establish a classified board of directors so that not all members of the combined organization’s board of directors are elected at one time;
•	permit the board of directors to establish the number of directors and fill any vacancies and newly-created directorships;
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provide that directors may only be removed for cause and only by the affirmative vote of the holders of 75% or more of the outstanding shares of the combined organization’s capital stock then entitled to vote;

•	require super-majority voting to amend some provisions in the combined organization’s amended and restated certificate of incorporation and bylaws;
•	prohibit stockholders from calling special meetings of stockholders;
•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of the combined organization’s stockholders;
•	provide that the board of directors is expressly authorized to amend or repeal the combined organization’s bylaws;
•	restrict the forum for certain litigation against the combined organization to Delaware; and
•
establish advance notice requirements for nominations for election to the combined organization’s board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

Any provision of the combined organization’s amended and restated certificate of incorporation or bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for the combined organization’s stockholders to receive a premium for their shares of the combined organization’s common stock, and could also affect the price that some investors are willing to pay for the combined organization’s common stock.
The combined organization’s amended and restated bylaws designate a state or federal court located within the state of Delaware as the exclusive forum for substantially all disputes between the combined organization and its stockholders, which could limit the combined organization’s stockholders’ ability to choose the judicial forum for disputes with the combined organization or its directors, officers or employees.
The combined organization’s amended and restated bylaws provide that, unless it consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for (1) any derivative action or proceeding brought on the combined organization’s behalf under Delaware law, (2) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of the combined organization’s directors, officers or other employees to the combined organization or its stockholders, (3) any action or proceeding asserting a claim against the combined organization or any of its directors, officers or other employees arising pursuant to any provision of the DGCL, the combined organization’s amended and restated certificate of incorporation or bylaws, (4) any action or proceeding to interpret, apply, enforce or determine the validity of the combined organization’s amended and restated certificate of incorporation or bylaws, (5) any action or proceeding as to which the DGCL confers jurisdiction to the Court of Chancery (the “Chancery Court”) of the State of Delaware, or (6) any other action or proceeding against the combined organization or any of its directors, officers or other employees asserting a claim that is governed by the internal affairs doctrine, shall be the Chancery Court (or, if and only if the Chancery Court lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) in all cases subject to the court having jurisdiction over indispensable parties named as defendants. These exclusive-forum provisions do not apply to claims under the Securities Act or the Exchange Act.

To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.
Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. However, the combined organization’s amended and restated certificate of incorporation contains a federal forum provision which provides that unless the combined organization consents in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.
Any person or entity purchasing or otherwise acquiring any interest in any of the combined organization’s securities shall be deemed to have notice of and consented to this provision. This exclusive forum provision may limit a stockholder’s ability to bring a claim in a judicial forum of its choosing for disputes with the combined organization or its directors, officers or other employees, which may discourage lawsuits against the combined organization or its directors, officers and other employees. If a court were to find the exclusive forum provision in the combined organization’s amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, the combined organization may incur additional costs associated with resolving the dispute in other jurisdictions, which could harm the combined organization’s results of operations.
Future sales and issuances of the combined organization’s common stock or rights to purchase common stock, including pursuant to the combined organization’s equity incentive plans, could result in dilution of the percentage ownership of its stockholders and could cause the combined organization’s stock price to fall.
Additional capital will be needed in the future to continue the combined organization’s planned operations. To the extent the combined organization raises additional capital by issuing equity securities, its stockholders may experience substantial dilution. The combined organization may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner it determines from time to time. If the combined organization sells common stock, convertible securities or other equity securities in more than one transaction, investors may be materially diluted by subsequent sales. These sales may also result in material dilution to the combined organization’s existing stockholders, and new investors could gain rights superior to existing stockholders.
Pursuant to the 2022 Equity Incentive Plan (the “2022 Plan”), the combined organization’s management is authorized to grant stock options and other equity-based awards to its employees, directors and consultants, which equity-based awards would also cause dilution to its stockholders. The number of shares of the combined organization’s common stock reserved for issuance under the 2022 Plan will automatically increase on January 1 of each calendar year, starting on January 1, 2023 through January 1, 2032, in an amount equal to the lesser of (i) [•]1 shares; (ii) 4% of the total number of shares of the combined organization’s common stock outstanding on the last day of the calendar month before the date of each automatic increase; or (iii) a lesser number of shares determined by the combined organization’s board of directors prior to the applicable January 1st. If the board of directors elects to increase the number of shares available for future grant by the maximum amount each year, stockholders may experience additional dilution, which could cause the combined organization’s stock price to fall.
Kineta and Yumanity do not currently intend to pay dividends on the combined organization’s common stock, and, consequently, your ability to achieve a return on your investment will depend on appreciation, if any, in the price of the combined organization’s common stock.
Kineta has never declared or paid any cash dividend on Kineta common stock. The expectation is that the combined organization will retain future earnings for the development, operation and expansion of the combined organization’s business and does not anticipate declaring or paying any cash dividends for the foreseeable future. In addition, the terms of any future debt agreements may preclude the combined organization from paying dividends. Any return to stockholders will therefore be limited to the appreciation of their stock. There is no guarantee that shares of the combined organization’s common stock will appreciate in value or even maintain the price at which stockholders have purchased their shares.
1	To equal 15% of fully diluted capitalization.

If the Merger does not qualify as a “reorganization” for U.S. federal income tax purposes, U.S. Holders of Kineta common stock will be required to recognize gain or loss for U.S. federal income tax purposes upon the exchange of their Kineta common stock for Yumanity common stock in the Merger.
The U.S. federal income tax consequences of the Merger to U.S. Holders (as defined under the heading “The Transactions—Certain Material U.S. Federal Income Tax Consequences of the Merger”) will depend on whether the Merger qualifies as a “reorganization” for U.S. federal income tax purposes. If the Merger fails to qualify as a reorganization within the meaning of Section 368(a) of the Code, a U.S. Holder of Kineta common stock would recognize gain or loss for U.S. federal income tax purposes on each share of Kineta common stock surrendered in the Merger for Yumanity common stock and any cash received in lieu of a fractional share. For a more complete discussion of the material U.S. federal income tax consequences of the Merger, please carefully review the information set forth in the section entitled “The Transactions—Certain Material U.S. Federal Income Tax Consequences of the Merger.”
The historical financial information of Yumanity and Kineta presented herein may not be representative of their respective results or financial condition if they had been operated as a combined organization, and as a result may not be representative of the combined organization’s results or financial condition after the Merger.
The historical financial information of Yumanity and Kineta included elsewhere in this proxy statement/prospectus/information statement reflect assumptions and allocations made by Yumanity and Kineta, respectively. The historical results and financial condition of Yumanity and Kineta presented herein may be different from those that would have resulted had Yumanity and Kineta been operated together as a combined organization during the applicable periods or at the applicable dates. As a result, the historical financial information of Yumanity and Kineta are not indicative of future operating results or financial position of the combined organization.
The unaudited pro forma condensed combined financial information presented herein may not be representative of the combined organization’s results after the Merger.
The unaudited pro forma condensed combined financial information included elsewhere in this proxy statement/prospectus/information statement has been presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that actually would have occurred had the Merger been completed as of the date indicated, nor is it indicative of future operating results or financial position. The unaudited pro forma condensed combined financial information has been derived from the historical financial statements of Yumanity and Kineta and adjustments and assumptions have been made regarding the combined organization after giving effect to the Merger, the Asset Sale and the Private Placement. Yumanity is also planning to effect the Yumanity Reverse Stock Split, subject to the approval of the Yumanity stockholders, and the Yumanity Reverse Stock Split will impact the financial representations on a per share basis. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments and assumptions are difficult to make with accuracy. Moreover, the unaudited pro forma condensed combined financial information does not reflect all costs that are expected to be incurred by the combined organization as an operating company after the Merger. The assumptions used in preparing the unaudited pro forma condensed combined financial information may not ultimately be accurate, and other factors may affect the combined organization’s results and financial condition following consummation of the Merger. The unaudited pro forma condensed combined financial information does not reflect the costs of integration activities contemplated as part of the Merger. Accordingly, the unaudited pro forma condensed combined financial information included elsewhere in this proxy statement/prospectus/information statement does not reflect what Yumanity’s or Kineta’s results or financial condition would have been had Yumanity and Kineta been a consolidated entity during all periods presented.
Failure by the combined organization to comply with the initial listing standards of Nasdaq will prevent its stock from being listed on Nasdaq and may prevent the closing of the Merger.
Yumanity, under the new name “Kineta, Inc.,” will be required to meet the initial listing requirements of Nasdaq to maintain the listing and continued trading of its shares on Nasdaq. These initial listing requirements are more difficult to achieve than the continued listing requirements. Pursuant to the Merger Agreement, Yumanity agreed to use its commercially reasonable efforts to cause the shares of Yumanity common stock being issued in the Merger to be approved for listing on Nasdaq at or prior to the effective time of the Merger. Based on information currently available to Yumanity, Yumanity anticipates that its stock will be unable to meet the $4.00 minimum bid price (or, to the extent applicable, $3.00 minimum closing price) initial listing requirement at the closing of the Merger unless it effects the Yumanity Reverse Stock Split. The board of directors of Yumanity intends to effect the Yumanity Reverse Stock Split of the shares of Yumanity common stock. In addition, often times a reverse stock split will not result in a trading price for the affected common stock that is proportional to the ratio of the split. If Yumanity is unable to satisfy Nasdaq listing requirements, neither party is obligated to close the Merger. Also, following the Merger, if the combined organization is unable to satisfy Nasdaq listing requirements, Nasdaq may notify the combined organization that its shares of common stock will not be listed on Nasdaq. Upon a potential delisting from Nasdaq, if the combined organization’s common stock is not then eligible for quotation on another market or exchange, trading of the shares could be conducted in the over-the-counter market or on an electronic bulletin board established for unlisted securities such as the Pink Sheets or the OTC Bulletin Board. In such event, it is likely that there would be significantly less liquidity in the trading of the combined organization’s common stock; decreases in institutional and other investor demand for the shares, coverage by securities analysts, market making activity and information available concerning trading prices and volume; and fewer broker dealers willing to execute trades in the combined organization’s common stock. Also, it may be difficult for the combined organization to raise additional capital if the combined organization’s common stock is not listed on a major exchange. The occurrence of any of these events could result in a further decline in the market price of the combined organization’s common stock and could have a material adverse effect on the combined organization.
The Merger will result in changes to Yumanity’s board of directors and the combined organization may pursue different strategies than either Yumanity or Kineta may have pursued independently.
If Yumanity and Kineta complete the Merger, the composition of Yumanity’s board of directors will change in accordance with the Merger Agreement. Following completion of the Merger, the combined organization’s board of directors is expected to consist of seven members, two of whom shall be designed by Yumanity and the other five of whom shall be designated by Kineta. Currently, it is anticipated that the combined organization will continue to advance the product and development efforts and business strategies of Kineta primarily. However, because the composition of the board of directors of the combined organization will consist of directors from both Yumanity and Kineta, the combined organization may determine to pursue certain business strategies that neither Yumanity nor Kineta would have pursued independently.
Following the Merger, the combined organization may be unable to integrate successfully and realize the anticipated benefits of the Merger.
The Merger involves the combination of two companies which currently operate as independent companies. The combined organization may fail to realize some or all of the anticipated benefits of the Merger if the integration process takes longer than expected or is more costly than expected. In addition, Yumanity and Kineta have operated and, until the completion of the Merger, will continue to operate, independently. It is possible that the integration process also could result in the diversion of each company’s management’s attention, the disruption or interruption of, or the loss of momentum in, each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies, any of which could adversely affect the combined organization’s ability to maintain relationships with customers, suppliers and employees or the ability to achieve the anticipated benefits of the Merger, or could otherwise adversely affect the business and financial results of the combined organization.
The combined organization’s management will be required to devote a substantial amount of time to comply with public company regulations.
As a public company, the combined organization will incur significant legal, accounting and other expenses that Kineta did not incur as a private company. The Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act as well as rules implemented by the SEC and Nasdaq, impose various requirements on public companies, including those related to corporate governance practices. The combined organization’s management and other personnel will need to devote a substantial amount of time to these requirements. Certain members of Kineta’ management, which will continue as the management of the combined organization, do not have significant experience in addressing these requirements. Moreover, these rules and regulations will increase the combined organization’s legal and financial compliance costs relative to those of Kineta and will make some activities more time-consuming and costly.
Among other things, Kineta’ management will be responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The combined organization’s compliance with these requirements will require that it incur substantial accounting and related expenses and expend significant management efforts. The combined organization will need to hire additional accounting and financial staff to comply with public company regulations. The costs of hiring such staff may be material and there can be no assurance that such staff will be immediately available to the combined organization.
Moreover, if the combined organization identifies deficiencies in its internal control over financial reporting that are deemed to be material weaknesses, investors could lose confidence in the accuracy and completeness of the combined organization’s financial reports, the market price of the combined organization’s common stock could decline and the combined organization could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities.
The sale or availability for sale of a substantial number of shares of common stock of the combined organization after the Merger and after expiration of the lock-up period could adversely affect the market price of such shares after the Merger.
Sales of a substantial number of shares of common stock of the combined organization in the public market after the Merger or after expiration of the lock-up period and other legal restrictions on resale, or the perception that these sales could occur, could adversely affect the market price of such shares and could materially impair the combined organization’s ability to raise capital through equity offerings in the future. Yumanity and Kineta are unable to predict what effect, if any, market sales of securities held by significant stockholders, directors or officers of the combined organization or the availability of these securities for future sale will have on the market price of the combined organization’s common stock after the Merger.
Kineta will have broad discretion in the use of the net proceeds of the Merger and the Private Placement and may not use them effectively or in ways that increase the value of its share price.
Kineta cannot specify with any certainty the particular uses of the net proceeds that it will receive from the Merger and the Private Placement. Kineta will have broad discretion in the application of the net proceeds, including working capital and other general corporate purposes, and you and other stockholders may disagree with how Kineta spends or invests these proceeds. The failure by Kineta’s management to apply these funds effectively could adversely affect the combined organization’s business and financial condition. Pending their use, the combined organization may invest the net proceeds from the Merger and Private Placement in a manner that does not produce income or that loses value. These investments may not yield a favorable return to the combined organization’s investors.
Once the combined organization is no longer a smaller reporting company or otherwise no longer qualifies for applicable exemptions, the combined organization will be subject to additional laws and regulations affecting public companies that will increase the combined organization’s costs and the demands on management and could harm the combined organization’s operating results.
The combined organization will be subject to the reporting requirements of the Exchange Act, which requires, among other things, that the combined organization file with the SEC annual, quarterly and current reports with respect to the combined organization’s business and financial condition as well as other disclosure and corporate governance requirements. However, as a “smaller reporting company,” the combined organization may take advantage of some exemptions from disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in the combined organization’s periodic reports and proxy statements. Once the combined organization is no longer a smaller reporting company or otherwise qualifies for these exemptions, the combined organization will be required to comply with these additional legal and regulatory requirements applicable to public companies and will incur significant legal, accounting and other expenses to do so. If the combined organization is not able to comply with the requirements in a timely manner or at all, the combined organization’s financial condition or the market price of the combined organization’s common stock may be harmed.
Risks Related to the Asset Sale
While the Asset Sale is pending, it creates unknown impacts on Yumanity’s future which could materially and adversely affect its business, financial condition and results of operations.
While the Asset Sale is pending, it creates unknown impacts on Yumanity’s future. Therefore, Yumanity’s current or potential business partners may decide to delay, defer or cancel entering into new business arrangements with Yumanity pending consummation of the Asset Sale. The occurrence of these events individually or in combination could materially and adversely affect Yumanity’s business, financial condition and results of operations.

The failure to consummate the Asset Sale may materially and adversely affect Yumanity’s business, financial condition and results of operations.
The Asset Sale is subject to various closing conditions including, among others, the approval of the Asset Sale by Yumanity’s stockholders. Yumanity cannot control these conditions and cannot assure you that they will be satisfied. If the Asset Sale is not consummated, Yumanity may be subject to a number of risks, including the following:
•
Yumanity may not be able to identify an alternate transaction, or if an alternate transaction is identified, such alternate transaction may not result in equivalent terms as compared to what is proposed in the Asset Sale;

•	the trading price of Yumanity’s common stock may decline to the extent that the current market price reflects a market assumption that the Asset Sale will be consummated;
•	the failure to complete the Asset Sale may create doubt as to Yumanity’s ability to effectively implement its current business strategies;
•	Yumanity’s costs related to the Asset Sale, such as legal, accounting and financial advisory fees, must be paid even if the Asset Sale is not completed; and
•	Yumanity’s relationships with its customers, suppliers and employees may be damaged and its business may be harmed.
The occurrence of any of these events individually or in combination could materially and adversely affect Yumanity’s business, financial condition and results of operations, which could cause the market value of Yumanity’s common stock to decline.
The closing of the Merger is not conditioned on the consummation of the Asset Sale.
The closing of the Merger is not conditioned on the closing of the Asset Sale. If Yumanity fails to consummate the Asset Sale, the Merger may still proceed, provided that the closing conditions contained in the Merger Agreement are satisfied or waived. The occurrence of these event would result in the combined organization continuing to own the Purchased Assets following the closing of the Merger, which could cause the combined organization to incur unanticipated costs and expenses in connection with continued ownership of the Purchased Assets, or pursuit of an alternative disposition of the Purchased Assets.
Risks Related to the Proposed Reverse Stock Split
The proposed Yumanity Reverse Stock Split may not increase the combined organization’s stock price over the long-term.
The principal purpose of the Reverse Stock Split is to increase the per-share market price of the combined organization’s common stock to remain above the minimum bid price requirement under the Nasdaq rules so that the listing of the combined organization and the shares of the combined organization common stock being issued in the Merger on Nasdaq will be approved. It cannot be assured, however, that the Yumanity Reverse Stock Split will accomplish this objective for any meaningful period of time. While it is expected that the reduction in the number of outstanding shares of common stock will proportionally increase the market price of the combined organization’s common stock, it cannot be assured that the Yumanity Reverse Stock Split will increase the market price of its common stock by a multiple of the reverse stock split ratio mutually agreed by Yumanity and Kineta, or result in any permanent or sustained increase in the market price of the combined organization’s common stock, which is dependent upon many factors, including the combined organization’s business and financial performance, general market conditions, and prospects for future success. Thus, while the stock price of the combined organization might meet the continued listing requirements for Nasdaq initially, it cannot be assured that it will continue to do so.
The proposed Yumanity Reverse Stock Split may decrease the liquidity of the combined organization’s common stock.
Although Yumanity’s board of directors believes that the anticipated increase in the market price of the combined organization’s common stock could encourage interest in its common stock and possibly promote greater liquidity for its stockholders, such liquidity could also be adversely affected by the reduced number of shares outstanding after the Yumanity Reverse Stock Split. The reduction in the number of outstanding shares may lead to reduced trading and a smaller number of market makers for the combined organization’s common stock.

The proposed Yumanity Reverse Stock Split may lead to a decrease in the combined organization’s overall market capitalization.
Should the market price of the combined organization’s common stock decline after the Yumanity Reverse Stock Split, the percentage decline may be greater, due to the smaller number of shares outstanding, than it would have been prior to the Yumanity Reverse Stock Split. A reverse stock split is often viewed negatively by the market and, consequently, can lead to a decrease in the combined organization’s overall market capitalization. If the per share market price does not increase in proportion to the reverse stock split ratio, then the value of the combined organization, as measured by its stock capitalization, will be reduced. In some cases, the per-share stock price of companies that have effected reverse stock splits subsequently declined back to pre-reverse split levels, and accordingly, it cannot be assured that the total market value of the combined organization’s common stock will remain the same after the Yumanity Reverse Stock Split is effected, or that the Yumanity Reverse Stock Split will not have an adverse effect on the combined organization’s stock price due to the reduced number of shares outstanding after the Yumanity Reverse Stock Split.

FORWARD-LOOKING STATEMENTS
This proxy statement/prospectus/information statement and information incorporated by reference herein contains forward-looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this proxy statement/prospectus/information statement, including statements regarding future financial condition, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “continue,” “could,” “design,” “estimate,” “expect,” “intend,” “may,” “plan,” “potentially,” “predict,” “seek,” “should,” “will” or the negative of these terms or other similar expressions.
All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, forward-looking statements include any statements of the plans, strategies and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings; any statements concerning proposed new products, services or developments; any statements regarding future economic conditions or performance; statements of belief and any statement of assumptions underlying any of the foregoing. Forward-looking statements may also include any statements of the plans, strategies and objectives of management with respect to the approval and consummation of the Merger, Yumanity’s ability to solicit a sufficient number of proxies to approve the Transactions and other matters related to the expected timing and consummation of the Transactions.
For a discussion of the factors that may cause Yumanity, Kineta or the combined organization’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied in such forward-looking statements, or for a discussion of risk associated with the ability of Yumanity and Kineta to complete the Merger or of Yumanity to complete the Asset Sale and the effect of the Merger and Asset Sale on the business of Yumanity, Kineta and the combined organization, see the section titled “Risk Factors” in this proxy statement/prospectus/information statement.
These forward-looking statements include, but are not limited to, statements concerning the following:
•	the expected benefits of and potential value created by the Transactions for the stockholders of Yumanity and Kineta;
•	the likelihood of the satisfaction of certain conditions to the completion of each of the Transactions and whether and when each of the Transactions will be consummated;
•	Yumanity’s ability to control and correctly estimate its operating expenses and its expenses associated with the Merger;
•	any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans and the anticipated timing of filings;
•	the combined organization’s future financial performance, results of operations or sufficiency of capital resources to fund operating requirements;
•	the ability to obtain or maintain the listing of the combined organization’s common stock on Nasdaq or any other stock exchange following the Merger;
•
expectations regarding the combined organization’s focus, operations, resources and development plan, including future product development and regulatory strategies, including with respect to specific indications;

•	any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans and the anticipated timing of filings;
•	any statements of plans to develop and commercialize additional products and projected timelines for the initiation and completion of preclinical studies and clinical trials of product candidates;
•
the potential for the results of ongoing preclinical studies or clinical trials and the efficacy of either Yumanity’s or Kineta’s product candidates and the potential market opportunities and value of product candidates;

•	any statements concerning the attraction and retention of highly qualified personnel;

•	any statements concerning the ability to protect and enhance the combined organization’s products, product candidates and intellectual property;
•	any statements regarding expectations concerning Kineta’s relationships and actions with third parties; and
•	future regulatory, judicial and legislative changes in Kineta’s industry.
You should not rely upon forward-looking statements as predictions of future events. Neither Yumanity nor Kineta can assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur. Except as required by law, neither Yumanity nor Kineta undertakes any obligation to update publicly any forward-looking statements for any reason after the date of this proxy statement/prospectus/information statement or to conform these statements to actual results or to changes in expectations.
In addition, statements that “we believe” and similar statements reflect the beliefs and opinions on the relevant subject of Yumanity, Kineta or the combined organization, as applicable. These statements are based upon information available as of the date of this proxy statement/prospectus/information statement, and while Yumanity, Kineta or the combined organization, as applicable, believes such information forms a reasonable basis for such statements, such information may be limited or incomplete, and such statements should not be read to indicate that Yumanity, Kineta or the combined organization has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.
If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of Yumanity, Kineta or the combined organization could differ materially from the forward-looking statements. All forward-looking statements in this proxy statement/prospectus/information statement are current only as of the date on which the statements were made. Yumanity and Kineta do not undertake any obligation to publicly update any forward-looking statement to reflect events or circumstances after the date on which any statement is made or to reflect the occurrence of unanticipated events, except as required by applicable law.

THE SPECIAL MEETING OF YUMANITY STOCKHOLDERS
Date, Time and Place
The special meeting of Yumanity stockholders will be held in a virtual-only webcast at    a.m., Eastern Time, on    , 2022 at www.virtualshareholdermeeting.com/YMTX2022SM, unless postponed or adjourned to a later date. Yumanity is sending this proxy statement/prospectus/information statement to its stockholders in connection with the solicitation of proxies by the Yumanity board of directors for use at the Yumanity special meeting and any adjournments or postponements of the special meeting. This proxy statement/prospectus/information statement is first being furnished to stockholders of Yumanity on or about    , 2022.
Purposes of the Yumanity Special Meeting
1.
To approve the issuance of shares of Yumanity common stock to the Kineta securityholders in accordance with the terms of the Merger Agreement, a copy of which is attached as Annex A to the accompanying proxy statement/prospectus/information statement, and the change of control resulting from the Merger.

2.
To approve the amendment to the certificate of incorporation of Yumanity to effect the Yumanity Reverse Stock Split, in the form attached as Annex B to the accompanying proxy statement/prospectus/information statement.

3.	To approve the issuance of shares of Yumanity common stock to the PIPE Investors in the Private Placement.
4.	To approve the Asset Purchase Agreement, a copy of which is attached as Annex E to the accompanying proxy statement/prospectus/information statement, and the transactions contemplated thereby.
5.	To approve the 2022 Plan.
6.
To consider and vote upon a proposal to approve, on a non-binding advisory vote basis, compensation that will or may become payable by Yumanity to its named executive officers in connection with the Transactions.

7.	To consider and vote upon an adjournment of the Yumanity special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Yumanity Proposal Nos. 1, 2, 3 or 4.
8.	To transact such other business as may properly come before the Yumanity special meeting or any adjournment or postponement thereof.
Recommendation of the Yumanity Board of Directors
•
The Yumanity board of directors has determined and believes that the Merger Agreement and the transactions contemplated thereby, including the issuance of shares of Yumanity common stock pursuant to the Merger and the change of control resulting from the Merger, is in the best interests of Yumanity and its stockholders and has approved such items. The Yumanity board of directors recommends that Yumanity stockholders vote “FOR” Yumanity Proposal No. 1 to approve the issuance of shares of Yumanity common stock in the Merger in accordance with the terms of the Merger Agreement, and the change of control resulting from the Merger.

•
The Yumanity board of directors has determined and believes that it is advisable to, and in the best interests of, Yumanity and its stockholders to approve the amendment to the certificate of incorporation of Yumanity effecting the proposed Yumanity Reverse Stock Split, as described in this proxy statement/prospectus/information statement. The Yumanity board of directors recommends that Yumanity stockholders vote “FOR” Yumanity Proposal No. 2 to approve the amendment to the certificate of incorporation of Yumanity effecting the proposed Yumanity Reverse Stock Split, as described in this proxy statement/prospectus/information statement.

•
The Yumanity board of directors has determined and believes that the issuance of shares of Yumanity common stock to the PIPE Investors in the Private Placement is in the best interests of Yumanity and its stockholders and has approved such items. The Yumanity board of directors recommends that Yumanity stockholders vote “FOR” Yumanity Proposal No. 3 to approve the issuance of shares of Yumanity common stock to the PIPE Investors in the Private Placement.

•
The Yumanity board of directors has determined and believes that the Asset Purchase Agreement and the transactions contemplated thereby, including the Asset Sale, is in the best interests of Yumanity and its stockholders and has approved such items. The Yumanity board of directors recommends that Yumanity stockholders vote “FOR” Yumanity Proposal No. 4 to approve the Asset Purchase Agreement and the transactions contemplated thereby.

•
The Yumanity board of directors has determined and believes that the 2022 Plan is in the best interests of Yumanity and its stockholders and has approved such plan. The Yumanity board of directors recommends that Yumanity stockholders vote “FOR” Yumanity Proposal No. 5 to approve the 2022 Plan.

•
The Yumanity board of directors has determined and believes that the compensation that will or may become payable by Yumanity to its named executive officers in connection with the Transactions is appropriate, and accordingly recommends that the Yumanity stockholders vote “FOR” Yumanity Proposal No. 6 to approve, on a non-binding advisory vote basis, such compensation.

•
The Yumanity board of directors has determined and believes that adjourning the Yumanity special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Yumanity Proposal Nos. 1, 2, 3 or 4 is advisable to, and in the best interests of, Yumanity and its stockholders and has approved and adopted the proposal. The Yumanity board of directors recommends that Yumanity stockholders vote “FOR” Yumanity Proposal No. 7 to adjourn the Yumanity special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Yumanity Proposal Nos. 1, 2, 3 or 4.

Record Date and Voting Power
Only holders of record of Yumanity common stock at the close of business on the record date,    , 2022 are entitled to notice of, and to vote at, the Yumanity special meeting. There were approximately     holders of record of Yumanity common stock at the close of business on the record date. At the close of business on the record date,     shares of Yumanity common stock were issued and outstanding. Each share of Yumanity common stock entitles the holder thereof to one vote on each matter submitted for stockholder approval at the Yumanity special meeting. See the section titled “Principal Stockholders of Yumanity” in this proxy statement/prospectus/information statement for information regarding persons known to the management of Yumanity to be the beneficial owners of more than 5% of the outstanding shares of Yumanity common stock.
Voting and Revocation of Proxies
The proxy accompanying this proxy statement/prospectus/information statement is solicited on behalf of the Yumanity board of directors for use at the Yumanity special meeting.
If you are a stockholder of record of Yumanity as of the record date referred to above, you may vote your shares during the live audio webcast at the Yumanity special meeting or you may vote in advance by proxy using the enclosed proxy card. Whether or not you plan to attend the live audio webcast of the Yumanity special meeting, Yumanity urges you to vote by proxy to ensure your vote is counted. You may still attend the special Yumanity special meeting and vote via the live audio webcast if you have already voted by proxy.
If you are a Yumanity stockholder of record, you may attend the Yumanity special meeting by accessing the meeting center at www.virtualshareholdermeeting.com/YMTX2022SM and entering the control number on the proxy card previously received. See “Questions and Answers About the Transactions—May I Vote in Person at the Special
Meeting of Stockholders of Yumanity—Stockholders of Record” elsewhere in this proxy statement/
prospectus/information statement for the procedures to be followed. Even if you plan to attend the Yumanity special meeting via live audio webcast, Yumanity requests that you sign and return the enclosed proxy to ensure that your shares will be represented at the Yumanity is special meeting if you are unable to attend.
If your Yumanity shares are held by your broker as your nominee, that is, in “street name,” the enclosed voting instruction card is sent by the institution that holds your shares. Please follow the instructions included on that proxy card regarding how to instruct your broker to vote your Yumanity shares. If you do not give instructions to your broker, your broker can vote your Yumanity shares with respect to “discretionary” items but not with respect to “non-discretionary” items. Discretionary items are proposals considered routine under the rules of Nasdaq on which your broker may vote shares held in “street name” in the absence of your voting instructions. On non-discretionary items for which you do not give your broker instructions, the Yumanity shares will be treated as broker non-votes. It is anticipated that Yumanity Proposal Nos. 1, 3, 4, 5, 6 and 7 will be non-discretionary items. Please also see

“Questions and Answers About the Transactions—May I Vote in Person at the Special Meeting of Stockholders of Yumanity—Beneficial Owners” elsewhere in this proxy statement/prospectus/information statement for the procedures to be followed to attend and vote at the special meeting.
All properly executed proxies that are not revoked will be voted at the Yumanity special meeting and at any adjournments or postponements of the Yumanity special meeting in accordance with the instructions contained in the proxy. If a holder of Yumanity common stock executes and returns a proxy and does not specify otherwise, the shares represented by that proxy will be voted “FOR” Yumanity Proposal No. 1 to approve the issuance of shares of Yumanity common stock in the Merger in accordance with the terms of the Merger Agreement and the change of control resulting from the Merger; “FOR” Yumanity Proposal No. 2 to approve the amendment to the certificate of incorporation of Yumanity effecting the proposed Yumanity Reverse Stock Split described in this proxy statement/prospectus/information statement; “FOR” Yumanity Proposal No. 3 to approve the issuance of shares of Yumanity common stock to the PIPE Investors in the Private Placement; “FOR” Yumanity Proposal No. 4 to approve the Asset Purchase Agreement and the transactions contemplated thereby; “FOR” Yumanity Proposal No. 5 to approve the 2022 Plan; “FOR” Yumanity Proposal No. 6 to approve, on a non-binding advisory vote basis, compensation that will or may become payable by Yumanity to its named executive officers in connection with the Transactions; and “FOR” Yumanity Proposal No. 7 to adjourn the Yumanity special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Yumanity Proposal Nos. 1, 2, 3 or 4 in accordance with the recommendation of the Yumanity board of directors.
Yumanity stockholders of record, other than those Yumanity stockholders who have executed support agreements, may change their vote at any time before their proxy is voted at the Yumanity special meeting in one of three ways. First, a stockholder of record of Yumanity can send a written notice to the Secretary of Yumanity stating that the stockholder would like to revoke its proxy. Second, a stockholder of record of Yumanity can submit new proxy instructions either on a new proxy card or via the Internet. Third, a stockholder of record of Yumanity can attend the Yumanity special meeting via live audio webcast and vote per the procedures described under “Questions and Answers about the Transactions—May I vote in Person at the Special Meeting of Stockholders of Yumanity”. Attendance alone will not revoke a proxy. If a Yumanity stockholder of record or a stockholder who owns Yumanity shares in “street name” has instructed a broker to vote its shares of Yumanity common stock, the stockholder must follow directions received from its broker to change those instructions.
Required Vote
The presence, via live audio webcast or represented by proxy, at the Yumanity special meeting of the holders of a majority of the shares of Yumanity common stock outstanding and entitled to vote at the Yumanity special meeting is necessary to constitute a quorum at the meeting. Abstentions and broker non-votes will be counted towards a quorum. Approval of Yumanity Proposal Nos. 1, 3, 5, 6 and 7 require the affirmative vote of a majority of the votes properly cast at the Yumanity special meeting, whether present or represented by proxy at the Yumanity special meeting. Approval of Yumanity Proposal Nos. 2 and 4 require the affirmative vote of holders of a majority of the outstanding Yumanity common stock having voting power on the record date for the Yumanity special meeting.
Votes will be counted by the inspector of election appointed for the meeting, who will separately count “FOR” and “AGAINST” votes, abstentions and broker non-votes. Abstentions and broker non-votes will be counted towards the vote total and will have the same effect as “AGAINST” votes with respect to Yumanity Proposal Nos. 2 and 4 and will have no effect and will not be counted towards the vote total with respect to Yumanity Proposal Nos. 1, 3, 5, 6 and 7. For Yumanity Proposal Nos. 1, 3, 5, 6 and 7, broker non-votes will have no effect and will not be counted towards the vote total, but will be used to determine whether a quorum is present at the Yumanity special meeting.
As of August 31, 2022, the directors and executive officers of Yumanity owned approximately 8% of the outstanding voting shares of Yumanity common stock entitled to vote at the Yumanity special meeting. The directors and executive officers of Yumanity are subject to support agreements. Each stockholder that entered into a support agreement has agreed to vote all shares of Yumanity common stock owned by the stockholder as of the record date (a) in favor of the Yumanity stockholder Proposals and any other matter necessary to consummate the transactions contemplated by the Merger Agreement, and (b) to vote against any “acquisition proposal,” as defined in the Merger Agreement. As of July 31, 2022, Yumanity is not aware of any affiliate of Kineta owning any shares of Yumanity common stock entitled to vote at the Yumanity special meeting.

Solicitation of Proxies
In addition to solicitation by mail, the directors, officers, employees and agents of Yumanity may solicit proxies from Yumanity stockholders by personal interview, telephone, telegram or otherwise. Yumanity has also retained MacKenzie Partners, Inc. to assist with the solicitation of proxies for a fee of $17,500 plus reasonable expenses. Yumanity and Kineta will share equally the costs of printing and filing this proxy statement/prospectus/information statement and proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Yumanity common stock for the forwarding of solicitation materials to the beneficial owners of Yumanity common stock. Yumanity will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials.
Other Matters
As of the date of this proxy statement/prospectus/information statement, the Yumanity board of directors does not know of any business to be presented at the Yumanity special meeting other than as set forth in the notice accompanying this proxy statement/prospectus/information statement. If any other matters should properly come before the Yumanity special meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.

THE TRANSACTIONS
This section and the sections titled “The Merger Agreement” and “The Asset Purchase Agreement” in this proxy statement/prospectus/information statement describe the material aspects of the Merger, including the Merger Agreement, and the Asset Sale, including the Asset Purchase Agreement, respectively. While Yumanity and Kineta believe that this description covers the material terms of the Merger and the Merger Agreement, it may not contain all of the information that is important to you. You should read carefully this entire proxy statement/prospectus/information statement for a more complete understanding of the Merger and the Merger Agreement, including the annexes to which you are referred herein. Additionally, while Yumanity believes that this description covers the material terms of the Asset Sale and the Asset Purchase Agreement, it may not contain all of the information that is important to you. You should read carefully this entire proxy statement/prospectus/information statement for a more complete understanding of the Asset Sale and the Asset Purchase Agreement, including the annexes to which you are referred herein. See the section titled “Where You Can Find More Information” in this proxy statement/prospectus/information statement.
Background of the Transactions
The terms of the Asset Purchase Agreement are the result of arm’s-length negotiations between the Yumanity board of directors and management team and the Janssen management team, along with their respective advisors. The terms of the Merger Agreement are the result of arm’s-length negotiations between the Yumanity board of directors and management team, the Kineta management team, under the guidance of Kineta’s board of directors, along with their respective advisors. In this process, Yumanity was assisted by experienced outside financial and legal advisors in examining and evaluating potential transactions and transaction candidates through outreach to a variety of life sciences companies and prospective strategic partners.
Following is a summary of the events leading up to the decision by Yumanity to explore strategic alternatives, the process undertaken by Yumanity to identify and evaluate prospective counterparties, and the negotiation of the Asset Purchase Agreement with Janssen and the Merger Agreement with Kineta. The following chronology summarizes the key meetings and events that led to the signing of the agreements. The following chronology does not catalogue every conversation among the respective parties, their boards of directors and management, their respective representatives, or other parties.
Yumanity has regularly evaluated its long-term strategic goals and plans, its operations and financial performance, and overall industry conditions. As part of these evaluations, Yumanity has considered, among other things, potential opportunities for strategic partnerships and collaborations, business combinations, acquisitions and other financial and strategic alternatives, including a sale of Yumanity.
On September 27, 2021, a meeting of the Yumanity board of directors was held via teleconference, which representatives of Yumanity management and Goodwin attended. At this meeting, Yumanity management provided the Yumanity board of directors with an overview of Yumanity’s cash runway and proposed options for Yumanity to seek to raise additional capital pursuant to a public offering of Yumanity’s common stock to fund further development activities for YTX-7739.
On October 30, 2021, a meeting of the Yumanity board of directors was held via teleconference, which representatives of Yumanity management and Goodwin attended. At this meeting, the Yumanity board of directors appointed a pricing committee in connection with a potential underwritten public follow-on offering. Also on October 30, 2021, the Yumanity board of directors approved via unanimous written consent an underwritten public offering of Yumanity’s common stock for up to an aggregate of $75 million, plus overallotments.
In early November 2021, following multiple meetings of the Yumanity board of directors and the pricing committee of the Yumanity board of directors, the Yumanity board of directors determined not to pursue the potential financing due to an inability to secure terms favorable to Yumanity.
On November 18, 2021, representatives of Janssen contacted Yumanity to discuss a potential strategic collaboration relating to Yumanity’s lead drug candidate, YTX-7739. In order to facilitate this discussion, Yumanity entered into a confidentiality agreement with Janssen on November 19, 2021 (which did not contain a standstill provision).
On December 1, 2021, as part of Yumanity’s ordinary course business development efforts, Dr. Peters contacted Party A’s Chief Executive Officer to discuss whether Party A would be interested in exploring a potential collaboration with Yumanity involving YTX-7739. After discussing at a preliminary stage the potential benefits of a business combination transaction, the parties agreed to continue discussions and held a follow-up call on December 14, 2021.

On December 10, 2021, as part of Yumanity’s ordinary course business development efforts, Dr. Peters contacted the Chief Executive Officer of Party B to assess whether Party B would be interested in exploring a potential collaboration with Yumanity involving YTX-7739. Although over the ensuing months Party B expressed some interest in a potential acquisition or merger, on February 15, 2022, Party B indicated that it did not have an interest in pursuing a strategic transaction.
On December 13, 2021, a meeting of the Yumanity board of directors was held via teleconference, which representatives of Yumanity management and Goodwin attended. At this meeting, representatives of Advisor A presented an overview of current market conditions and considerations regarding Yumanity’s corporate development activity. Though the Yumanity board of directors had invited Advisor A to provide such preliminary materials, Yumanity did not retain Advisor A in connection with the Transactions.
On December 16, 2021, Yumanity management contacted Party C to explore whether Party C would be interested in exploring a strategic transaction involving Yumanity or an acquisition of certain of its programs, including YTX-7739. While Party C had initially expressed some interest, engaging in discussions with Yumanity about potentially expanding their commercial relationship and attending meetings with Yumanity management to discuss the FDA Clinical Hold (as defined below) and clinical toxicology data regarding YTX-7739, Party C ultimately indicated on April 11, 2022 that it did not have an interest in pursuing such a strategic transaction.
On December 17, 2021, Janssen submitted scientific diligence questions to Yumanity regarding YTX-7739 and members of Yumanity management spoke with representatives of Janssen by telephone regarding Janssen’s potential interest in Yumanity’s early-stage pipeline in addition to YTX-7739 and/or a potential acquisition of Yumanity in its entirety. The parties continued these discussions on January 13, 2022.
On January 19, 2022, Yumanity announced that in response to its IND application submitted in December 2021, it was notified by the U.S. Food and Drug Administration (“FDA”) that the FDA had placed a partial clinical hold on multidose clinical trials of YTX-7739 being developed for the treatment of Parkinson’s disease, which suspended the initiation of multiple dose clinical trials in the U.S. until the FDA’s questions were addressed (the “FDA Clinical Hold”).
On January 20, 2022, Dr. Peters and other members of management spoke with representatives of Janssen by telephone during which the Janssen representatives expressed interest in Yumanity’s early-stage pipeline and/or a potential acquisition of Yumanity, and the parties agreed to keep in contact.
On January 24, 2022, a meeting of the Yumanity board of directors was held via videoconference, which representatives of Yumanity management and Goodwin attended. At this meeting, the Yumanity board of directors discussed the FDA Clinical Hold and its effect on Yumanity’s ability to execute its business plan, and Yumanity’s liquidity and cash needs. Among other matters, the Yumanity board of directors discussed the resources that would be required to address the FDA’s concerns and potential alternative courses of action, including raising additional capital and/or pursuing a strategic transaction such as a collaboration, reverse merger or other acquisition or business combination transaction. In light of the perceived difficulty of raising capital while the FDA Clinical Hold was in effect, the Yumanity board of directors determined that Yumanity should explore its strategic alternatives and in connection therewith, directed management to prepare a detailed restructuring plan, including potential reductions in force and dispositions of leased space, and contact potential financial advisors with experience in the life sciences sector that might advise the Yumanity board of directors in this process. Goodwin then provided an overview of the directors’ fiduciary duties in connection with their evaluation of a potential strategic transaction involving Yumanity. Following discussion, the Yumanity board of directors also established a transaction committee (the “Transaction Committee”), consisting of directors N. Anthony Coles, Patricia Allen, Kim Drapkin and Richard Peters, selected based on their substantial experience and knowledge regarding strategic transactions, for the purpose of providing additional board oversight and assistance to management in conducting a review of Yumanity’s strategic options.
On January 24, 2022, Dr. Peters and other members of Yumanity management spoke with representatives of Janssen by telephone regarding the FDA Clinical Hold and clinical toxicology data regarding YTX-7739.
Also on January 24, 2022, members of Yumanity management spoke with representatives of Party A by telephone regarding the FDA Clinical Hold and clinical toxicology data regarding YTX-7739 as well as Yumanity’s pipeline.
On January 26, 2022, Yumanity entered into an amendment to the confidentiality agreement originally entered into with Janssen on November 19, 2021 to, among other things, expand the scope of the agreement to include all of Yumanity’s pipeline assets and collaborations. The agreement, as revised, did not contain a standstill provision.

On February 2, 2022, Yumanity entered into a confidentiality agreement with Party A, which was amended on February 15, 2022 to extend the term of the non-disclosure and use restrictions applicable to Party A with respect to certain confidential information provided to such party. The agreement, as amended, did not contain a standstill provision.
Also on February 2, 2022, a meeting of the Transaction Committee was held via videoconference, which representatives of Yumanity management and Goodwin attended. At this meeting, management provided an update on outreach to potential strategic transaction partners and the interest level of the responses. Management also updated the Transaction Committee on its discussions with potential financial advisors and their views on the state of the markets, the likelihood of identifying a desirable transaction counterparty and the likely advisor fees for such a transaction. Management then presented to the Transaction Committee a potential restructuring plan which had been prepared at the request of the Yumanity board of directors in furtherance of Yumanity’s efforts to preserve capital, which included potential reductions in force, a retention plan for certain key employees and dispositions of leases. Yumanity management was then excused from the meeting and following further discussion, the Transaction Committee endorsed the proposed restructuring plan.
On February 8, 2022, a meeting of the Transaction Committee was held via videoconference, which representatives of Yumanity management and Goodwin attended. At this meeting, management recommended that Yumanity consider engaging H.C. Wainwright & Co., LLC (“Wainwright”) given, among other reasons, their relationships with and experience in transactions involving life sciences companies, and the Transaction Committee endorsed the engagement of Wainwright. Yumanity management also provided an update to the Transaction Committee on the proposed restructuring plan.
On February 8, 2022, Yumanity management informed the Yumanity board of directors of the Transaction Committee’s endorsement of Wainwright and approved by written consent Yumanity’s engagement of Wainwright to serve as Yumanity’s financial advisor to render financial advisory and investment banking services to Yumanity with respect to a potential strategic transaction.
On February 9, 2022, Yumanity entered into an engagement letter with Wainwright pursuant to which Wainwright would provide financial advisory and investment banking services to Yumanity with respect to a potential strategic transaction (whether effected as one transaction or a series of transactions), as well as, if requested, delivery of a fairness opinion related to such transaction. In exchange for such services, Wainwright would receive (i) a retainer fee of $350,000, (ii) a transaction fee of $1,500,000 less $250,000 of the retainer fee previously paid upon the consummation of any transaction, (iii) a fairness opinion fee of $350,000 upon delivery of a fairness opinion and (iv) reimbursement of certain expenses up to an aggregate maximum of $75,000. Following execution of the Asset Purchase Agreement and Merger Agreement, Wainwright indicated to Yumanity that Wainwright believed that it was entitled to receive a separate transaction fee for each of the Asset Sale and Merger. Yumanity has informed Wainwright that it does not believe that Wainwright is entitled to two separate transaction fees under the terms of the engagement letter.
Also on February 9, 2022, Yumanity management discussed Yumanity’s backup compounds and discovery assets with representatives of Janssen in the context of a potential acquisition of Yumanity in its entirety.
On February 11, 2022, a meeting of the Yumanity board of directors was held via videoconference, which representatives of Yumanity management and Goodwin attended. At this meeting, Yumanity management presented to the Yumanity board of directors the potential restructuring plan, which had been endorsed by the Transaction Committee, to pursue cost-reduction efforts, including negotiations with Yumanity’s landlord to reduce Yumanity’s rent obligations and reductions in force and the Yumanity board of directors approved such plan. Yumanity management also provided an update on the status of discussions with potential strategic transaction partners, including their recent discussions with Janssen.
On February 16, 2022, Yumanity management held a call with the Janssen management to answer scientific diligence questions about YTX-7739.
On February 17, 2022, Yumanity publicly announced that it was reducing its workforce by approximately 60% with the objective of preserving capital and that it is exploring strategic alternatives with the goal of enhancing shareholder value. Later that day, a member of the board of directors of Party D contacted Wainwright expressing interest in a potential strategic transaction involving Yumanity. Over the weeks following the public announcement, certain other parties also expressed interest in a potential strategic transaction with Yumanity either directly to Yumanity or through

Wainwright. Wainwright also commenced reaching out to potential transaction counterparties on behalf of Yumanity to identify additional parties that might have an interest in exploring a strategic transaction, including a cash sale of the company, a business combination or a reverse merger transaction.
On February 21, 2022, Yumanity entered into a confidentiality agreement with Party D (which did not contain a standstill provision).
On February 23, 2022 and unrelated to the Yumanity process, Kineta engaged Wainwright to provide it with financial advisory services in connection with potential growth opportunities, including a potential reverse merger. The Wainwright team advising Kineta was a different team than the one advising Yumanity in connection with its process, though certain members of the Wainwright team advising Yumanity met with Kineta management to present Wainwright’s qualifications in M&A and reverse mergers. Kineta entered into an engagement letter with Wainwright pursuant to which Wainwright would provide financial advisory and investment banking services to Kineta with respect to a potential strategic transaction (whether effected as one transaction or a series of transactions). In exchange for such services, Wainwright would receive (i) a retainer fee of $180,000 (to be credited against the transaction fee) and (ii) a transaction fee equal to the greater of (a) 2.0% of the transaction value or (b) $1,500,000.
On February 24, 2022, Wainwright discussed with a representative of Janssen in preliminary terms a potential acquisition of Yumanity by Janssen and requested a proposal by March 1, 2022.
Also on February 24, 2022, a meeting of the Yumanity board of directors was held via videoconference which representatives of Yumanity management, Goodwin and Wainwright attended. At this meeting, Wainwright provided an update to the board regarding the sale process and a potential timeline for such transaction.
On March 1, 2022, Janssen delivered a non-binding expression of interest indicating its interest in a potential transaction involving certain assets of Yumanity rather than an acquisition of the whole company, which did not include any specific terms of a potential transaction, including terms relating to structure or price.
Also on March 1, 2022, Yumanity announced that it terminated its existing lease with MIL 40G, LLC and entered into a new lease to downsize its corporate headquarters in furtherance of its efforts to preserve capital.
On March 2, 2022, representatives of Kineta contacted Wainwright to express Kineta’s interest in pursuing a reverse merger transaction with Yumanity, noting that they had seen the February 17, 2022 press release regarding Yumanity’s strategic review process and acknowledging that Wainwright was engaged as Yumanity’s financial advisor in connection with the potential transaction as disclosed in the press release.
On March 3, 2022, Wainwright spoke with a senior member of Yumanity management informing him that Kineta had expressed interest in a potential transaction with Yumanity and disclosing that Kineta had engaged Wainwright as its financial advisor prior to such expression of interest and unrelated to a transaction with Yumanity.
Also on March 3, 2022, Wainwright spoke with representatives of Party E by telephone during which Party E expressed an interest in certain assets of Yumanity. In response to such expression of interest, Wainwright requested that Party E submit a proposal by March 15, 2022.
On March 4, 2022, Yumanity entered into a confidentiality agreement with Party E (which did not contain a standstill provision).
On March 4, 2022, a meeting of the Transaction Committee was held via videoconference, which representatives of Yumanity management, Goodwin and Wainwright attended. At this meeting, Wainwright presented to the Transaction Committee an illustrative timeline for a potential sale of Yumanity. Wainwright also presented specific criteria for potential strategic transaction partners, including, in the case of a reverse merger transaction, satisfactory evidence of the counterparty’s committed financing given the expected challenges of raising additional capital following the closing of a transaction, and provided a status update on discussions with potential strategic transaction partners, including the expression of interest received two days before the meeting from Kineta, and informed the Transaction Committee that Kineta had engaged Wainwright to provide it with financial advisory services in connection with potential growth opportunities although the overture from Kineta had been made by Kineta management without being solicited by either of the Wainwright teams. Management then provided an update on Yumanity’s efforts to preserve capital, including the recently announced termination of Yumanity’s leases.
On March 8, 2022, Yumanity entered into a confidentiality agreement with Kineta (which did not contain a standstill provision).

On March 9, 2022, Party F contacted Wainwright expressing interest in a potential strategic transaction with Yumanity and the parties further discussed Party F’s interest on a call on March 11, 2022. Following such call, Yumanity entered into a confidentiality agreement with Party F (which did not contain a standstill provision).
On March 11, 2022, a meeting of the Yumanity board of directors was held via teleconference, which representatives of Yumanity management and Goodwin attended. At this meeting, Dr. Peters led a discussion on retention matters and also provided a brief update to the Yumanity board of directors regarding the process for a potential sale of Yumanity, including an update on potentially interested parties.
On March 11, 2022, Wainwright contacted Party G to explore its interest in a potential strategic transaction with Yumanity.
On March 14, 2022, Yumanity entered into a confidentiality agreement with Party G (which did not contain a standstill provision).
Also on March 14, 2022, Party D submitted a non-binding proposal for a reverse triangular merger with Yumanity which ascribed a total value of $20 million to Yumanity, assuming a net cash position of Yumanity of $10 million at the closing of the merger, with current Yumanity stockholders owning 23.5% of the combined company following the closing of the merger. The proposal did not include an indication of additional committed financing and only noted that Yumanity’s $10 million cash on hand at the closing of a transaction would be sufficient to fully fund the trial of and additional key milestones with respect to such party’s products and that such party would access third party debt and/or additional public capital if needed.
On March 15, 2022, Party F submitted a non-binding proposal for either a reverse triangular merger with Yumanity or a merger between Yumanity and Party F with the combined company becoming a wholly-owned subsidiary of a new parent entity. The proposal ascribed a total value of $31 million to Yumanity, assuming a net cash position of Yumanity of $10 million at the closing of the merger, with current Yumanity stockholders owning 14.7% of the combined company following the closing of the merger, and included that Party F was in the process of raising an additional $60 million in financing and expected to fund an aggregate of $100 million concurrently with the closing of a transaction. Party F also indicated an anticipated closing date of June 30, 2022 and noted that Party F will have closed a Series A and Series B round of financing substantially concurrently with the closing of the merger with aggregate proceeds of $60 million.
Also on March 15, 2022, Party G submitted a non-binding proposal for a reverse triangular merger with Yumanity which ascribed a total value of $20 million to Yumanity, assuming a net cash position of Yumanity of $10 million at the closing of the merger, with current Yumanity stockholders owning 16% of the combined company following the closing of the merger, and included that Party G was in the process of raising an additional $30 million in financing which would be funded concurrently with the closing of a transaction.
On March 16, 2022, a representative of Party H contacted Wainwright expressing interest in a potential strategic transaction with Yumanity. Following the call, Yumanity entered into a confidentiality agreement with Party H, which contained a customary one-year standstill provision, subject to the ability of Party H to make confidential proposals to Yumanity following public announcement by Yumanity of a definitive agreement with a third party for a business combination. Later that day, Party H submitted a non-binding proposal for either a reverse triangular merger with Yumanity or an “announce and close” structure recently utilized by other biotechnology companies which would not require approval of the transaction by Yumanity’s stockholders. The proposal ascribed a value of $25 million to Yumanity, assuming a net cash position of Yumanity of $10 million at the closing of the transaction, with current Yumanity stockholders owning 11.9% of the combined company following the closing of the transaction, and included that Party H has obtained commitments from affiliated investors for $30 million in financing that would be funded concurrently with the closing of a transaction and that Party H planned to raise an additional $60 million in financing to meet the post-closing cash requirements of the combined organization.
On March 17, 2022, a meeting of the Yumanity board of directors was held via videoconference, which representatives of Yumanity management, Goodwin and Wainwright attended. At this meeting, Yumanity management provided to the Yumanity board of directors a preliminary overview of Yumanity’s first quarter 2022 financial results, including an update on Yumanity’s cash balance, operating and other expenses and cash runway. Wainwright then provided a status update on Yumanity’s evaluation of a potential strategic transaction and an illustrative timeline for a potential sale of Yumanity, noting that non-binding letters of interest had been submitted by Janssen, Party F, Party D, Party G and Party H. Wainwright presented an overview of the material terms proposed by each party and provided additional background on each of the parties, including such party’s ability to consummate a transaction in a timely manner and to raise the necessary capital to execute its business plan, noting that based on its review, Party G did not provide significant evidence of or progress made with respect to the concurrent financing proposed by such party in its proposal. Wainwright also provided an update on the status of discussions with other potential strategic transaction partners, noting that other potential counterparties, including Kineta and Party A, had communicated to Wainwright that such parties were still working on submitting a proposal and expected to shortly. Wainwright again noted that Kineta had engaged Wainwright to provide it with financial advisory services in connection with potential growth opportunities, although the overture from Kineta had been made by Kineta management without being solicited by either of the Wainwright teams. Directors asked questions regarding the potential conflict of interest that may arise in pursuing a transaction with Kineta, which Goodwin and Wainwright addressed, and agreed to further discuss any potential conflict of interest and determine appropriate steps to mitigate any such conflict, such as engaging a separate financial advisor for purposes of the fairness opinion, if the board of directors ultimately determined to move forward with a transaction with Kineta. Following discussion of each proposal, the Yumanity board of directors determined to not move forward with Party G given the lack of committed financing, and directed Wainwright to conduct additional investigation regarding Party F, Party D and Party H, including each such party’s ability to secure committed financing, while the Yumanity board of directors waited to receive proposals from additional parties. Yumanity management also updated the Yumanity board of directors on the disposition of certain Yumanity leases and equipment, the expected changes in personnel as of April 1, 2022, the status of Yumanity’s preparation of a response to the FDA Clinical Hold and Yumanity’s collaboration with Party C.
On March 17, 2022, Wainwright contacted representatives of Party G to convey that Yumanity would not move forward with a transaction with Party G.
On March 18, 2022, Kineta submitted a non-binding proposal for a reverse triangular merger with Yumanity which ascribed a total value of $20 million to Yumanity, assuming a net cash position of Yumanity of $10 million at the closing of the merger, and included that existing Kineta investors have committed $30 million of financing to be funded concurrently with the closing of a transaction and that another investor has signed a memorandum of understanding with respect to an additional $10 million in financing. The proposal also noted that Kineta expected its audited financial statements for 2021 to be available in April 2022.
On March 20, 2022, members of Yumanity management and Wainwright spoke with representatives of Party D by telephone to discuss, among other things, such party’s financing position and to request additional information regarding Party D’s cash requirements.
On March 21, 2022, members of Yumanity management spoke with representatives of Party A by telephone, during which representatives of Party A expressed their interest in a potential acquisition of Yumanity if Party A could resolve its concerns regarding the FDA Clinical Hold. At the end of the call, representatives of Party A indicated that they would be submitting a proposal the following week.
On March 23, 2022, at Yumanity’s request, Party H presented materials covering, among other things, its management, pipeline and ability to finance a potential transaction.
Also on March 23, 2022, Wainwright spoke with representatives of Party D by telephone during which representatives of Party D noted that Party D had a potential investment from affiliated investors of $5 million and an additional $3 million in debt financing available from a third party lender.
On March 24, 2022, Yumanity announced its financial results for the year ending December 31, 2021.
On March 26, 2022, Party D sent Wainwright a non-binding written letter from an unaffiliated party expressing interest in potentially providing financing to Party D in an amount between $5 million and $10 million.
On March 28, 2022, a meeting of the Transaction Committee was held via videoconference, which representatives from Yumanity management, Goodwin and Wainwright attended. At this meeting, Wainwright provided a status update on the ongoing discussions with Janssen, Party A, Party E, Kineta, Party H, Party D, and Party F, which included, among other things, the timing of certain parties’ internal review processes, upcoming meetings between certain parties and Yumanity management. The Transaction Committee then discussed with Wainwright the inability of Party F and Party H to provide significant evidence of or progress made with respect to the concurrent financings indicated by each party, and the fact that Kineta had provided evidence of $30 million in committed financing. Following discussion, the Transaction Committee recommended that the Yumanity board of directors not move forward with Party F or Party H based on each party’s lack of committed financing.
On March 29, 2022, members of Yumanity management met via videoconference with representatives of Kineta, including Shawn Iadonato, Kineta’s Chief Executive Officer, and Craig Philips, Kineta’s President, during which Kineta presented an overview of Kineta, its management, pipeline and business plans. Wainwright did not participate in this meeting.
On April 1, 2022, Dr. Peters spoke with Party A’s Chief Executive Officer by telephone who noted that Party A’s board was concerned about the likelihood that the FDA Clinical Hold could be lifted and the costs of advancing YTX-7739 given its stage of development, and that as a result more diligence would be necessary. Party A then submitted a non-binding proposal for the acquisition of all of Yumanity’s outstanding shares of common stock for a purchase price of $15 million in cash and contingent value rights for Yumanity’s stockholders to receive additional cash consideration of $25 million in total upon the achievement of certain milestones on or before October 1, 2024.
Also on April 1, 2022, Party E submitted a non-binding proposal to acquire all assets of Yumanity, including such assets associated with Yumanity’s entire pipeline, including, but not limited to YTX-7739, for a purchase price of between $3 million and $10 million to be paid in cash and equity of Party E, with the allocation of the cash portion of the purchase price to be determined by the parties, and a potential royalty payment. The proposal was contingent on, among other things, Party E obtaining financing acceptable to Party E within 12 months of Yumanity’s acceptance of the proposal. Party E also indicated that it expected to close the transaction within six months of execution of the proposal.
Later that day, a meeting of the board of directors was held via videoconference, which representatives from Yumanity management, Goodwin and Wainwright attended. At this meeting, Wainwright updated the Yumanity board of directors on the current status of the potential strategic transaction involving Yumanity, noting that Janssen continued to express interest in submitting a non-binding proposal for a potential acquisition of certain assets of Yumanity. Wainwright also presented to the Yumanity board of directors the terms of the proposal submitted by Party E earlier that day and following discussion, the Yumanity board of directors determined to not move forward with Party E given their lower purchase price, the fact that the purchase price would be paid in the form of a combination of cash, equity and potential royalty payments at Party E’s sole discretion, and the financing contingency. Wainwright also presented the non-binding proposal for the acquisition of Yumanity received from Party A earlier that day. The Wainwright representative was then excused from the meeting and the Yumanity board of directors then discussed with Goodwin the potential conflict resulting from Kineta’s engagement of Wainwright as its financial advisor in connection with the Merger and how the Yumanity board of directors and the Transaction Committee should proceed if they determined to continue discussions with Kineta in light of such potential conflict, including whether the Yumanity board of directors should consider engaging a separate financial advisor for purposes of the fairness opinions. Following discussion, the Yumanity board of directors determined that in light of the potential conflict resulting from Kineta’s engagement of Wainwright as its financial advisor in connection with the Merger, the Yumanity board of directors would engage a separate financial advisor for purposes of the fairness opinions and Wainwright would continue to recuse themselves from any substantive discussions regarding a potential transaction with Kineta and negotiation of terms, including the Exchange Ratio.
On April 4, 2022, at Yumanity’s request, Party D presented materials covering, among other things, the company and its pipeline.
On April 5, 2022, members of Yumanity management spoke with representatives of Party A by telephone to discuss Yumanity’s phase 2 clinical trials.
On April 7, 2022, Dr. Peters spoke again with Party A’s Chief Executive Officer by telephone to discuss their non-binding proposal. Party A’s Chief Executive Officer explained that Party A’s board was unwilling to change the terms of the proposal.
On April 7, 2022, Janssen submitted a non-binding proposal to acquire all of Yumanity’s rights in its lead product candidate, YTX-7739, its other potential product candidates, YTX-9184 and YTX-8598, and its unencumbered discovery platform targets for a purchase price of $23 million in cash, which transaction would be financed with cash on hand and would not be subject to any financing contingency (the “April 7 Janssen Proposal”).

On April 8, 2022, Yumanity announced that Paulash Mohsen, Yumanity’s Chief Business Officer, departed from his employment at Yumanity.
Also on April 8, 2022, Dr. Peters spoke with a representative of Janssen by telephone to discuss the April 7 Janssen Proposal and to inquire whether Janssen would consider an acquisition of the whole company rather than the proposed acquisition of certain assets, which Janssen declined to consider. Dr. Peters contacted the Janssen representative again on April 11, 2022 to express that Yumanity would prefer a sale of the whole company rather than a sale of certain assets and asked whether Janssen would consider submitting a proposal for an acquisition of the whole company.
On April 13, 2022, a representative of Janssen spoke with Wainwright by telephone and provided a verbal indication that Janssen would be willing to make an offer for the acquisition of Yumanity at a purchase price of “around $10 million.” The verbal communication was followed by an email specifying that the $10 million purchase price would be “net of cash on hand less liabilities at closing”. In a subsequent call, the Janssen representative also indicated that Janssen would likely require an extended amount of time to complete diligence and Janssen would be unlikely to approve a stock acquisition transaction for Yumanity.
On April 14, 2022, a meeting of the Yumanity board of directors was held via videoconference, which representatives from Yumanity management, Goodwin and Wainwright attended. At this meeting, Dr. Peters and Wainwright provided a status update on Yumanity’s evaluation of a potential strategic transaction involving Yumanity, including the terms of the April 7 Janssen Proposal and the separate offer for the acquisition of the whole company submitted on April 13, 2022 at Yumanity’s request, including that Janssen would likely not be able to complete diligence for a whole company acquisition in a timely manner, if at all. Dr. Peters then provided an update on recent discussions with Party A regarding their non-binding proposal submitted on April 1, 2022 and noted that Party A continued to have concerns about the FDA Clinical Hold and the costs of advancing YTX-7739 given its stage of development. Yumanity management also provided an update on the cash position and cash forecast for Yumanity for the period commencing on the date of the meeting through an assumed closing date of September 30, 2022. Dr. Peters also provided a summary of the April 4, 2022 meeting with Party D, noting that while Party D continued to express an interest in a potential transaction with Yumanity, it remained unable to provide sufficient evidence of committed financing. Following extensive discussion, the Yumanity board of directors decided to not move forward with Party D and encouraged Yumanity management to continue discussions with Janssen (with respect to their proposal for an acquisition of certain assets) and Party A with the goal of improving their respective offers.
Following the Yumanity board of directors meeting on April 14, 2022, Wainwright contacted representatives of Party D to convey that Yumanity would not move forward with a transaction with Party D.
On April 18, 2022, a meeting of the Transaction Committee was held via videoconference, which representatives from Yumanity management and Goodwin attended. At this meeting, the Transaction Committee discussed the non-binding proposal to acquire Yumanity received from Party A on April 1, 2022. Following discussion, the Transaction Committee advised Dr. Peters to prepare a counter-proposal that would increase the amount of the cash portion of the purchase price, increase the value of the contingent value rights and extend the period during which the triggering event for the contingent value rights could be achieved.
On April 19, 2022, a meeting of the Transaction Committee was held via videoconference, which representatives from Yumanity management, Goodwin and Wainwright attended. At this meeting, Dr. Peters provided an update to the Transaction Committee on his recent discussions with the Chief Executive Officer of Party A requesting that Party A increase the amount of the cash portion of the purchase price, increase the value of the contingent value rights and extend the period during which the triggering event for the contingent value rights could be achieved. Dr. Peters noted that in response to such proposal, the Chief Executive Officer of Party A said he would have to reconvene with his team to assess the counterproposal and also stated that Party A would likely now require that Yumanity clear the FDA Clinical Hold before Party A would consider moving forward with a potential acquisition of Yumanity. Dr. Peters then provided an update on recent discussions with Janssen, noting that Janssen was not interested in the Party C collaboration or related assets.
On April 22, 2022, Dr. Peters spoke with a representative of Janssen by telephone, during which the Janssen representative noted again that Janssen did not want to acquire the Party C collaboration or related assets and that Janssen is willing to pay an additional $750,000 in cash for the target assets.

Also on April 22, 2022, a meeting of the Transaction Committee was held via videoconference, which representatives from Yumanity management, Goodwin and Wainwright attended. At this meeting, Dr. Peters provided an update to the Transaction Committee on his discussion with Janssen earlier that day. Following discussion, the Transaction Committee advised Dr. Peters to respond to Janssen requesting that they increase their proposal to $33 million in cash. Wainwright also led a discussion on Kineta’s current proposal, including the fact that Kineta has provided evidence of committed financing that would be funded concurrently with the closing of a transaction. Following discussion, the Transaction Committee advised Dr. Peters to respond to Kineta requesting that they increase their valuation of Yumanity by $20 million (i.e., from $20 million to $40 million).
Later that day, Dr. Peters spoke with a representative of Janssen by telephone, during which the Janssen representative noted that while Janssen was not willing to increase its offer to $33 million as requested, it would increase its offer from $23 million as noted in the April 7 Janssen Proposal to $26 million.
On April 23, 2022, Yumanity delivered to Janssen a non-binding term sheet summarizing the key material terms of a potential transaction with Janssen involving the sale of Yumanity’s assets as described in the April 7 Janssen Proposal. The term sheet increased the purchase price payable by Janssen from $23 million in the April 7 Janssen Proposal to $26 million and also specified, among other terms, a target signing date of May 31, 2022.
On April 24, 2022, Dr. Peters had a follow-up discussion with Dr. Iadonato and Mr. Philips to discuss whether Kineta would improve the terms of their offer. Wainwright did not participate in this discussion.
On April 25, 2022, Kineta submitted a revised proposal which included, among other things, (i) an increase in the valuation ascribed to Yumanity from $20 million to $34 million, with $11 million ascribed to the corporate shell entity and $13 million ascribed to Yumanity’s assets and intangibles, (ii) current Yumanity stockholders owning 14.9% of the combined company following the closing of the transaction, and (iii) an additional $30 million private placement to be raised at the start of Kineta’s Phase 1 KVA12.1 trial. The revised proposal also revised the expected delivery of its audited financial statements for 2021 from April 2022 to May 2022 and indicated Kineta’s expectation that assets partnered with Party C and certain licenses will remain with Yumanity and that prior to the merger, Yumanity would dispose of technology and products that are not part of the Party C partnership.
Also on April 25, 2022, Dr. Peters spoke with Party A’s Chief Executive Officer by telephone, who reiterated Party A’s requirement that Yumanity lift the FDA Clinical Hold as a condition to any potential transaction. Dr. Peters, explaining that this was a significant change in the terms previously proposed by Party A, stated that Yumanity would likely pursue a transaction with a party that did not require such a condition.
Also on April 25, 2022, Wainwright contacted representatives of each of Party F and Party H to convey that Yumanity would not move forward with a transaction with such parties.
On April 26, 2022, Kineta submitted a further revised proposal which removed the additional $30 million private placement added in the revised proposal submitted the day before, among other revisions.
On April 27, 2022, Janssen submitted a revised draft of the term sheet. The revised term sheet included, among other things, (i) a 10% holdback of the purchase price for a period of 12 months to fund potential indemnification obligations of Yumanity, (ii) a customary non-compete, and (iii) an exclusivity period from the execution of the term sheet through May 31, 2022, during which Yumanity would be prohibited from soliciting a competing proposal. Janssen had agreed to the increased purchase price of $26 million.
Later that day, a meeting of the Yumanity board of directors was held via videoconference, which representatives from Yumanity management, Goodwin and Wainwright attended. At this meeting, Dr. Peters provided an update to the Yumanity board of directors on discussions with Party A, noting that Party A is now requiring that Yumanity clear the FDA Clinical Hold before Party A would consider moving forward with a potential acquisition of Yumanity. Following discussion, the Yumanity board of directors directed Dr. Peters to refocus negotiations on Janssen and Kineta and away from Party A given the potential time and costs that would be required to clear the FDA Clinical Hold, the fact that Yumanity was not in a financial position to wait to clear the FDA Clinical Hold before engaging with Party A on a potential acquisition of Yumanity, and that Party A was unwilling to improve the economic terms of its proposal despite the added condition. The board also discussed the desirability of pursuing a potential reverse merger transaction with Kineta rather than the other parties that had previously expressed interest given (i) Kineta’s committed financing, (ii) experienced management team, (iii) the potential for Kineta’s pipeline to create value for current Yumanity stockholders following consummation of a merger and (iv) the speed at which Kineta could enter into a definitive agreement and consummate a transaction. Dr. Peters then provided an update on his discussions with

Janssen, noting that Janssen had agreed to increase their proposal to acquire the research and development assets of Yumanity from $23 million in cash to $26 million in cash. Dr. Peters also provided an update on his discussions with Kineta, noting that Kineta had increased their valuation of Yumanity from $20 million to $34 million and the proposed initial exchange ratio from 8% to 13%. The Yumanity board of directors then discussed the desirability of entering into an exclusivity agreement with Kineta which would prohibit Kineta from soliciting, entertaining or engaging in alternative proposals from other companies to engage in a reverse merger with Kineta. The Yumanity board of directors also discussed whether any dividend would be paid to Yumanity stockholders if both the asset sale with Janssen and reverse merger with Kineta were consummated and if so, what the appropriate amount of such dividend would be. Yumanity management then provided an update on the cash position and cash forecast for Yumanity. Following discussion, the Yumanity board of directors authorized Yumanity management and Goodwin to negotiate a mutual exclusivity agreement with Kineta with an exclusivity period ending May 31, 2022 and negotiate definitive agreements for the asset sale with Janssen and reverse merger with Kineta. The Wainwright representative was then excused from the meeting and the Yumanity board of directors discussed with Goodwin the advisability of continuing to recuse Wainwright from all substantive discussions regarding the potential transactions and engaging a separate financial advisor for purposes of obtaining fairness opinions for the potential transaction with Janssen and with Kineta. Management suggested that Yumanity reach out to Advisor B and Needham & Company to determine their availability for this purpose, which potential advisors were selected based on their experience evaluating complex transactions and their fee structure, and following discussion, the Yumanity board of directors authorized management to begin discussions with each advisor for the potential engagement of their services.
On April 28, 2022, Dr. Peters discussed with representatives of Janssen the revised term sheet delivered by Janssen the day before, noting that Yumanity would not agree to a post-closing indemnification obligation and related holdback or a non-compete, as Yumanity would no longer own any assets or conduct any business relevant to the assets to be acquired by Janssen following the closing of the proposed transaction.
On April 29, 2022, Yumanity delivered to Janssen a further revised term sheet which, among other things, (i) removed the 10% holdback proposed by Janssen in their last draft of the term sheet, (ii) removed the proposal to include a customary non-compete and (iii) moved the exclusivity provision into a stand-alone agreement.
Also on April 29, 2022, Yumanity and Kineta entered into an exclusivity agreement, which was effective through May 31, 2022.
On May 4, 2022, a meeting of the Transaction Committee was held via videoconference, which representatives from Yumanity management, Goodwin and Wainwright attended. At this meeting, Dr. Peters provided an update to the Transaction Committee on the status of the transactions with Janssen and with Kineta, noting that Janssen had requested that Yumanity enter into an exclusivity agreement that would limit Yumanity from soliciting, initiating, negotiating or otherwise facilitating a competing transaction with a third party from the date of the agreement until May 31, 2022. Following discussion, the Transaction Committee recommended that the Yumanity board of directors approve entering into such exclusivity agreement. The Wainwright representative was then excused from the meeting and management provided an update to the Transaction Committee on discussions with two financial advisors for purposes of obtaining fairness opinions for the potential transaction with Janssen and with Kineta. Following further discussion, the Transaction Committee recommended that the Yumanity board of directors approve the engagement of a separate financial advisor for purposes of obtaining fairness opinions for the potential transaction with Janssen and with Kineta.
On May 5, 2022, Wainwright contacted representatives of Party E to convey that Yumanity would not move forward with a transaction with Party E.
On May 6, 2022, Goodwin sent an initial draft of the Merger Agreement to Kineta’s outside counsel, Orrick, Herrington & Sutcliffe LLP (“Orrick”). The draft of the Merger Agreement provided, among other things, (i) that Yumanity would be permitted to dispose of all or any of the Purchased Assets at any time prior to the closing of the Merger; (ii) that Yumanity would be permitted to distribute to Yumanity’s stockholders all or any portion of the proceeds of any such disposition in excess of $10 million; (iii) that Yumanity would receive a $26 million credit to their net cash in the event that they continued to own the Purchased Assets at the closing of the Merger; (iv) that the closing of the Merger would be conditioned among, other things, a minimum of $30 million having been received by Yumanity in connection with the PIPE Investment simultaneously with the closing of the Merger; and

(v) termination fees of $1.02 million payable by Yumanity and $5.82 million payable by Kineta, in each case, payable under certain circumstances specified in the Merger Agreement. The draft also included representations and warranties, covenants, closing conditions, non-solicitation and termination rights customary for a transaction similar to the Merger.
On May 12, 2022, Yumanity announced its financial results for the quarter ending March 31, 2022 which reflected, among other things, that Yumanity expects that its cash, cash equivalents and marketable securities will not be sufficient to fund its operating expenses and capital expenditure requirements for a period of twelve months from the issuance of the consolidated financial statements.
Later that day, a meeting of the board of directors of Yumanity was held via videoconference, which representatives from Yumanity management and Goodwin attended. At this meeting, Dr. Peters provided to the Yumanity board of directors an update on the status of negotiations with each of Janssen and Kineta and noted that Janssen requested that Yumanity enter into an exclusivity agreement. Following discussion, upon the recommendation of the Transaction Committee, the Yumanity board of directors approved entering into an exclusivity agreement with Janssen for a term not to extend beyond May 31, 2022. The Yumanity board of directors also discussed the Transaction Committee’s recommendation that Yumanity engage a separate financial advisor for purposes of obtaining fairness opinions for the potential transaction with Janssen and with Kineta in light of the potential conflict resulting from Kineta’s engagement of Wainwright as its financial advisor in connection with the Merger and following discussion, the board approved the engagement of Needham & Company for this purpose and directed management to negotiate the terms of such engagement.
On May 13, 2022, Yumanity entered into an engagement letter with Needham & Company pursuant to which Needham & Company was engaged as financial advisor to provide Yumanity an opinion as to the fairness, from a financial point of view, to Yumanity, of each of the consideration to be received in the Asset Sale and the Exchange Ratio in the Merger.
Also on May 13, 2022, Orrick sent a revised draft of the Merger Agreement to Goodwin, which, among other things, (i) limited a permitted sale of the Purchased Assets to a sale in accordance with a specified definitive agreement to be provided to Orrick and Kineta for review, and to be entered into concurrently with the Merger Agreement; (ii) removed any credit to Yumanity’s net cash in the event that Yumanity continued to own the Purchased Assets at the time of closing of the Merger; (iii) limited Yumanity’s ability to distribute the proceeds from the Asset Sale only to such extent that Yumanity would have at least $10 million of net cash at the closing of the Merger; (iv) added a closing condition that Yumanity have at least $10 million in net cash at the closing of the Merger; (v) removed the closing condition that Yumanity receive $30 million in connection with the PIPE Investment, and replaced it with a condition that Kineta’s cash at closing, combined with funds raised pursuant to the PIPE Investment, is no less than $25 million in the aggregate; (vi) increased the termination fee payable by Yumanity to $2.6 million and decreased the termination fee payable by Kineta to $3.8 million; and (vii) removed the representation of Kineta that Kineta’s financial statements at the time of the signing of the Merger Agreement would comply in form and substance with all requirements necessary to be included in this proxy statement/prospectus/information statement.
On May 16, 2022, Yumanity and Janssen entered into an Exclusivity Agreement, prohibiting either party from soliciting, initiating, negotiating or otherwise facilitating a competing transaction with a third party from the date of the agreement until May 31, 2022.
Also on May 16, 2022, Yumanity announced that it entered into a Lease Termination Agreement terminating the lease for 30,000 square feet of laboratory and office space in Boston, Massachusetts, in furtherance of its efforts to preserve capital.
On May 17, 2022, Cravath delivered an initial draft of the Asset Purchase Agreement to Goodwin. The draft of the Asset Purchase Agreement provided for a broad definition of Purchased Assets including all biological materials, regulatory documents, books and records, inventory, specified contracts, permits, actions, rights of recovery and indemnification and other properties necessary to conduct the business associated with the Purchased Assets. The draft also set out the allocation of liabilities related to the Purchased Assets as between Yumanity and Janssen, generally limiting liabilities assumed by Janssen to those accruing or arising following the closing of the Asset Sale. The draft contemplated a termination fee equal to 5% of the purchase price, payable by Yumanity under certain circumstances specified in the Asset Purchase Agreement. The draft also included representations and warranties, covenants, closing conditions, non-solicitation and termination rights customary for a transaction similar to the Asset Sale.

From May 17, 2022 through June 4, 2022, Goodwin, at the direction of the Yumanity board of directors and with input from Yumanity management, and with the benefit of the views of the directors provided at the Yumanity board and Transaction Committee meetings, exchanged drafts and participated in discussions with Cravath, regarding the terms of the Asset Purchase Agreement and related documents. The items negotiated with respect to the Asset Purchase Agreement and related documents included, among other things: the representations, warranties and covenants to be made by the parties, the definition and scope of the Purchased Assets, the allocation of liabilities related to the Purchased Assets as between Yumanity and Janssen, the definition of “Material Adverse Effect”, the amount of the termination fee payable by Yumanity under certain circumstances, and the covenant of Yumanity related to efforts to obtain for Janssen a sub-license under certain existing contracts, which covenant would not be a condition to closing.
On May 17, 2022, Goodwin sent a revised draft of the Merger Agreement to Orrick which, among other things, (i) added back the representation regarding Kineta’s financial statements, (ii) reverted to the termination fees proposed in the initial draft, (iii) decreased the amount of net cash Yumanity would be required to have at the closing of the Merger to $5 million, and (iv) added that Yumanity would receive a $15 million credit to net cash if the Purchased Assets were still owned at the time of closing of the Merger.
On May 22, 2022, Orrick sent a revised draft of the Merger Agreement to Goodwin, again removing the representation regarding Kineta’s financial statements, and proposing that Yumanity be required to have a minimum of $7.5 million of net cash at the closing of the Merger, with a $5.0 million credit to be attributed to Yumanity’s net cash for continued ownership of the Purchased Assets at the closing of the Merger. Such draft also proposed the closing condition that Yumanity receive at least $27.5 million in aggregate from the PIPE Investment and other financings conducted by Kineta prior to the closing of the Merger. This revised draft contemplated termination fees of $2.04 million payable by Yumanity and $3.88 million payable by Kineta, in each case, payable under certain circumstances specified in the Merger Agreement.
On May 24, 2022, representatives from Yumanity management, Kineta management, Goodwin and Orrick held a telephonic meeting to discuss the remaining open points in the draft Merger Agreement. The parties discussed, among other things, the timing of the delivery of Kineta’s financial statements, the circumstances upon which the Merger Agreement may be terminated and the respective termination fees payable by each party, the calculation of Yumanity’s net cash, including any credit that would be given for continued ownership of the Purchased Assets by Yumanity at the closing of the Merger, and other closing conditions.
On May 25, 2022, a meeting of the board of directors of Yumanity was held via videoconference, which representatives from Yumanity management and Goodwin attended. At this meeting, Dr. Peters provided to the Yumanity board of directors an update on the status of negotiations with each of Janssen and Kineta. Goodwin then led a discussion on next steps, including the timeline for final negotiation and approval of the definitive transaction agreements for each transaction.
On May 26, 2022, Goodwin sent a revised draft of the Merger Agreement to Orrick, proposing the closing condition that Yumanity have $7.5 million of net cash at closing, with a $7.5 million credit to be given to Yumanity’s net cash if they continued to own the Purchase Assets at the closing of the Merger. Such draft also proposed that Kineta would be required to use commercially reasonable efforts to deliver as promptly as practicable, but no later than July 21, 2022, financial statements of Kineta complying in form and substance with all requirements to be included in this proxy statement/prospectus/information statement, with Yumanity receiving a credit to net cash of $46,430 for each day following July 21 until Kineta delivers such financial statements. This revised draft contemplated termination fees of $500,000 payable by Yumanity and $1 million payable by Kineta, in each case, payable under certain circumstances specified in the Merger Agreement.
From May 26, 2022 through June 4, 2022, Goodwin, at the direction of the Yumanity board of directors and the Transaction Committee, and with input from Yumanity management, and with the benefit of the views of the directors provided at the Yumanity board and Transaction Committee meetings, exchanged drafts and participated in discussions with Orrick, regarding the remaining open terms of the Merger Agreement and related documents. The items negotiated with respect to the Merger Agreement and related documents included, among other things: the representations, warranties and covenants to be made by the parties and the date by which Kineta would be expected to deliver financial statements of Kineta complying in form and substance with all requirements to be included in this proxy statement/prospectus/information statement, as well as the amount of the related credit to be attributed to Yumanity’s net cash for late delivery of such financial statements.

On May 31, 2022, a telephonic meeting was held between representatives from Yumanity management, Janssen management, Goodwin and Cravath, to discuss the remaining open points in the draft Asset Purchase Agreement. At this meeting, the parties discussed, among other things, the definition and scope of the Purchased Assets, the allocation of liabilities related to the Purchased Assets as between the parties, and questions related to certain contractual arrangements of Yumanity.
On June 2, 2022, a meeting of the compensation committee of Yumanity’s board of directors was held via videoconference, which representatives of Yumanity management attended. At this meeting, the compensation committee reviewed the terms of the proposed transaction success bonuses to be awarded to certain executive officers and other employees of Yumanity. At this meeting, the compensation committee approved such transaction success bonuses. For further information on the transaction bonuses payable to certain executive officers of Yumanity, please see “The Transactions—Transaction Bonuses” beginning on page 204 of this proxy statement/prospectus/information statement.
On June 3, 2022, a meeting of the Yumanity board of directors was held via videoconference, which members of Yumanity management, Goodwin and Needham & Company attended. At this meeting, Goodwin reviewed the Yumanity board of directors’ fiduciary duties in the context of a potential sale of Yumanity and provided a detailed summary of the material terms of the draft Merger Agreement and the Asset Purchase Agreement, as well as the support agreement and lock-up agreement to be entered into by certain Yumanity directors in connection with the Merger.
Following discussion, the Yumanity board of directors agreed to reconvene on June 5, 2022 to review the final terms of the proposed Merger and Asset Sale and vote on the transactions.
On June 5, 2022, a meeting of the Yumanity board of directors was held via videoconference, which members of Yumanity management, Goodwin and Needham & Company attended. Goodwin confirmed that the draft Merger Agreement and Asset Purchase Agreement were now in near-final form with no material changes from the versions that were circulated to the Yumanity board of directors prior to the June 3, 2022 board meeting and that it expected to be in a position to execute both agreements later that day. In addition, Needham & Compay presented its financial analyses and delivered its oral opinion to the Yumanity board of directos (which was subsequently confirmed by delivery of a written opinion as of that date) with respect to each of the Merger and the Asset Sale that, as of such date, and based upon the assumptions, qualifications and limitations set forth in its written opinions, (i) the Exchange Ratio (as set forth in the Merger Agreement) was fair, from a financial point of view, to Yumanity and (ii) the consideration to be received by Yumanity in the Asset Sale pursuant to the Asset Purchase Agreement was fair to Yumanity from a financial point of view. For further information on the opinions of Needham & Company, please see “Opinion of Yumanity’s Financial Advisor Related to the Merger” beginning on page 193 of this proxy statement/prospectus/information statement and “Opinion of Yumanity’s Financial Advisor Related to the Asset Sale” beginning on page 198 of this proxy statement/prospectus/information statement. Goodwin then presented the draft resolutions that had been provided in advance of the June 3, 2022 board meeting. Following discussion and taking into consideration the reasons for the transactions, described in further detail in the section titled “Yumanity’s Reasons for the Transactions” beginning on page 188, the Yumanity board of directors unanimously determined that the transactions contemplated by the Merger Agreement, including the Merger and the issuance of shares of Yumanity common stock to the Kineta shareholders pursuant to the Merger Agreement, were fair to, advisable and in the best interests of, Yumanity and the Yumanity stockholders; approved and declared advisable the Merger Agreement and the transactions contemplated therein, including the Merger and the issuance of shares of Yumanity common stock to the Kineta shareholders; and determined to recommend, upon the terms and subject to the conditions of the Merger Agreement, that the Yumanity stockholders vote to approve the Merger Agreement and the transactions contemplated therein, including the Merger and the issuance of shares of Yumanity common stock to the Kineta shareholders, and, if deemed necessary, the Yumanity Reverse Stock Split. Further, the Yumanity board of directors unanimously determined that the transactions contemplated by the Asset Purchase Agreement were fair to, advisable and in the best interests of, Yumanity; approved and declared advisable the Asset Purchase Agreement and the transactions contemplated therein; and determined to recommend, upon the terms and subject to the conditions of the Asset Purchase Agreement, that the Yumanity stockholders vote to approve the Asset Purchase Agreement and the transactions contemplated therein. Management was directed to sign the Merger Agreement and the Asset Purchase Agreement once the final open items were resolved. Later that day, the parties finalized and executed the Merger Agreement, the Asset Purchase Agreement and the related agreements.

On the morning of June 6, 2022, prior to the opening of trading on the Nasdaq market, Yumanity and Kineta issued a joint press release announcing their entry into the Merger Agreement as well as Yumanity’s entry into the Asset Purchase Agreement with Janssen.
Yumanity Reasons for the Transactions
The Yumanity board of directors considered the following factors, among others, in reaching its conclusion to (a) approve and adopt the Merger Agreement, the Merger, the issuance of shares of Yumanity common stock in the Merger and the other transactions contemplated thereby and to recommend that the Yumanity stockholders approve the issuance of shares of Yumanity common stock in the Merger and the other transactions contemplated by the Merger Agreement and (b) approve and adopt the Asset Purchase Agreement, the Asset Sale and the other transactions contemplated thereby and to recommend that the Yumanity stockholders approve the Asset Sale and the other transactions contemplated by the Asset Purchase Agreement:
•
the Yumanity board of directors believes that through the strategic review process conducted and its review of various strategic options and potential transaction partners, the Transactions provided the most value to Yumanity’s stockholders overall, considering both the potential to provide immediate liquidity to stockholders from the proceeds of the Asset Sale and the potential for current Yumanity stockholders to realize long-term value as shareholders of the combined organization following the Merger;

•
the Yumanity board of directors believes, based in part on the judgment, advice and analysis of Yumanity management with respect to the potential benefits of the Merger (which judgment, advice and analysis was informed in part on the business, intellectual property, regulatory, financial, accounting and legal due diligence investigation performed with respect to Kineta), that:

•	Kineta’s pipeline has potential to create value for the current Yumanity and Kineta securityholders;
•	Kineta has the potential to create value through additional research, development and commercialization collaborations;
•
Kineta’s executive leadership team, which has extensive experience in immunotherapies and oncology drug development, as well as considerable transaction experience, will give the combined organization the opportunity to reach significant value inflection points including in connection with the initial efficacy data for Kineta’s monotherapy and combination therapy which are currently expected in the fourth quarter of 2023;

•
Kineta has delivered support agreements from certain shareholders that will represent approximately 33% of Kineta’s outstanding voting and non-voting common stock, in which each such individual or entity has agreed to vote in favor of the Merger Agreement and the related transactions. In addition, Kineta has agreed to submit written consents from a sufficient number of stockholders to approve the Merger Agreement and the related transactions within ten business days of the effectiveness of the Registration Statement of which this proxy statement/prospectus/information statement is a part;

•	the combined organization will be able to satisfy the initial listing application requirements of Nasdaq and to maintain Yumanity’s Nasdaq listing;
•	Kineta has the ability to enter into an agreement for a business combination with Yumanity and thereafter proceed in an orderly manner toward implementing the proposed Merger;
•
the business combination with Kineta provides an opportunity for the combined organization to continue Yumanity’s collaborations with entities such as Merck Sharp & Dohme Corp. and Genentech, Inc., with continued opportunity to realize potential milestone payments in connection with such collaborations; and

•
the terms of the Merger Agreement allow Yumanity to sell the Purchased Assets pursuant to the Asset Purchase Agreement and, as a result of the cash proceeds of the Asset Sale, Yumanity stockholders would benefit through a potential dividend if the Asset Sale is consummated. This one time dividend would be derived from any remaining available cash, net of any amounts retained for outstanding obligations and net cash requirements associated with the proposed merger between Yumanity and Kineta, Inc. The amount of such dividend (if any) is currently uncertain, pending the determination of Yumanity’s outstanding obligations and net cash position as of the closing of the Merger.

•
the Yumanity board of directors believes that following the Merger and the Private Placement, the combined organization would possess sufficient financial resources to allow the management team to focus on implementing Kineta’s business plan and growing Kineta’s business;

•
the Yumanity board of directors considered the ability of Kineta to take advantage of the potential benefits resulting from becoming a public reporting company listed on Nasdaq should it be required to raise additional equity or debt in the future;

•
the Yumanity board of directors considered the opportunity as a result of the Merger for Yumanity stockholders to participate in the potential increase in value that may result as Kineta continues to invest in pursuing its business plan and growing its business following the Merger;

•
the Yumanity board of directors considered the financial analyses presented by Needham & Company to the Yumanity board of directors on June 5, 2022 and the opinions of Needham & Company, dated June 5, 2022, to the Yumanity board of directors that, as of such date, based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth in such opinions, (a) the Exchange Ratio (as defined in the draft of the Merger Agreement reviewed by Needham & Company as of such date) was fair to Yumanity from a financial point of view and (b) the consideration to be received by Yumanity pursuant to the Asset Purchase Agreement was fair to Yumanity from a financial point of view, as more fully described below under the captions “Opinion of Yumanity’s Financial Advisor Related to the Merger;” and “Opinion of Yumanity’s Financial Advisor Related to the Asset Sale;”

•	the Yumanity board of directors also reviewed various factors impacting the financial condition, results of operations and prospects for Yumanity, including:
•
the strategic alternatives to the Transactions available to Yumanity, including the discussions that Yumanity’s management and the Yumanity board of directors previously conducted with other potential transaction partners, and the time to negotiate and complete an alternative strategic transaction and anticipated cash burn;

•
the risks and delays associated with, and uncertain value and costs to Yumanity stockholders of, liquidating Yumanity, including the uncertainties of continuing cash burn while contingent liabilities are resolved, uncertainty of timing of release of cash until contingent liabilities are resolved, and the risks and costs associated with being a shell company prior to cash distribution;

•
the risks and challenges of attempting to continue to operate Yumanity on a stand-alone basis, including the substantial time required and uncertainty to successfully address the FDA Clinical Hold; and to rebuild infrastructure, including a dedicated R&D team;

•	the challenges of retaining staff with limited cash runway a partial clinical hold on Yumanity’s lead asset; and
•	the challenges of maintaining Yumanity’s Nasdaq listing without completing the Transactions.
The Yumanity board of directors also reviewed the terms and conditions of the proposed Merger Agreement and the Asset Purchase Agreement and the transactions contemplated thereby, as well as the safeguards and protective provisions included therein intended to mitigate risks, including:
with respect to the Merger Agreement:
•
the fact that immediately following the consummation of the Merger, Kineta shareholders, warrantholders, optionholders and Kineta RSU holders are initially expected to own approximately 85.1% of the Yumanity common stock on a fully diluted basis as defined in the Merger Agreement, with Yumanity stockholders, optionholders, warrantholders, Yumanity RSU holders and Yumanity RSA holders whose shares of Yumanity common stock will remain outstanding after the Merger, holding approximately 14.9% of the Yumanity Stock on a fully diluted basis as defined in the Merger Agreement, subject to adjustment;

•
the final Exchange Ratio used to establish the number of shares of Yumanity common stock to be issued in the Merger is based upon Yumanity’s and Kineta’s capitalization at the signing of the Merger Agreement, and will be adjusted based on the amount of Yumanity net cash and changes in the capitalization of Yumanity or Kineta prior to the Closing, in addition to the timing of delivery of certain financial statements of Kineta;

•
the limited number and the nature of the conditions to Yumanity’s obligation to consummate the Merger and the limited risk of non-satisfaction of such conditions as well as the likelihood that the Merger will be consummated on a timely basis;

•
the fact that as of immediately following the closing of the Merger, the board of directors of the combined organization will consist of six (6) members, two (2) of whom will be designated by members of the Yumanity board of directors and consented to by Kineta;

•	the limitations on Kineta under the Merger Agreement to consider certain unsolicited acquisition proposals under certain circumstances should it receive a superior proposal;
•
the reasonableness under the circumstances of the potential termination fee being equal to $500,000 (with up to an additional $250,000 for third-party expense reimbursement), in the case of Yumanity, or $1,000,000 (with up to an additional $500,000 for third-party expense reimbursement), in the case of Kineta, which could become payable if the Merger Agreement is terminated in certain circumstances;

•	the terms of the support agreements described above;
•
the agreement of Kineta to provide written consent of its stockholders necessary to adopt the Merger Agreement, thereby approving the Merger and related transactions within ten business days of the Registration Statement, of which this proxy statement/prospectus/information statement is a part, becoming effective; and

•
the belief that the terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, are reasonable under the circumstances.

with respect to the Asset Purchase Agreement:
•	the reasonableness of the nature of the liabilities to be assumed by Janssen following consummation of the Asset Sale;
•
the limited number and the nature of the conditions to Yumanity’s obligation to consummate the Asset Sale and the limited risk of non-satisfaction of such conditions as well as the likelihood that the Asset Sale will be consummated on a timely basis;

•
the reasonableness under the circumstances of the potential termination fee being equal to $1,040,000, which could become payable by Yumanity if the Asset Purchase Agreement is terminated in certain circumstances; and

•
the belief that the terms of the Asset Purchase Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, are reasonable under the circumstances.

In the course of its deliberations, the Yumanity board of directors also considered a variety of risks and other countervailing factors related to the Transactions and the transactions contemplated by the Merger Agreement and the Asset Purchase Agreement, including:
•	the risk to Yumanity’s financial results in the event that one or both of the Transactions is not consummated, including the risk of Yumanity needing to liquidate the company;
•
The fact that both Kineta and Yumanity had engaged Wainwright as its financial advisor to assist with a strategic transaction, which potential conflict of interest could affect Wainwright’s advice to Yumanity, and the steps that would need to be taken to mitigate any such potential conflict of interest;

•
the termination fees payable by Yumanity and the potential effects of such termination fees in deterring other potential acquirers from proposing alternative transactions that may be more advantageous to Yumanity stockholders;

•
the risk that the Exchange Ratio in the Merger will be adjusted if Yumanity’s net cash at Closing is reduced resulting in current Yumanity equity holders owning a smaller percentage of the combined organization after Closing;

•	the substantial expenses to be incurred in connection with the Transactions and obtaining the necessary approval from the Yumanity stockholders;
•	the possible volatility, at least in the short-term, of the trading price of Yumanity common stock resulting from the announcement of the Transactions;
•
the risk that one or both of the Transactions might not be consummated in a timely manner or at all and the potential adverse effect of the public announcement of the Transactions or on the delay or failure to complete one or both of the Transactions on the reputation of Yumanity;

•	the strategic direction of the combined organization following the completion of the Merger, which will be determined by a board of directors initially designated substantially by Kineta; and
•
various other risks associated with the Merger, the combined organization following consummation of the Merger and the Asset Sale, including those described in the section titled “Risk Factors” in this proxy statement/prospectus/information statement.

The foregoing information and factors considered by the Yumanity board of directors are not intended to be exhaustive but are believed to include all of the material factors considered by the Yumanity board of directors. In view of the wide variety of factors considered in connection with its evaluation of the Transactions and the complexity of these matters, the Yumanity board of directors did not find it useful to attempt, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of the Yumanity board of directors may have given different weight to different factors. The Yumanity board of directors conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, the Yumanity management team and the legal and financial advisors of Yumanity, and considered the factors overall to be favorable to, and to support, its determination.
Kineta Reasons for the Merger
The following discussion sets forth material factors considered by the Kineta board of directors in reaching its determination to approve the terms and authorize the execution of the Merger Agreement for the purpose of implementing the Merger; however, it may not include all of the factors considered by the Kineta board of directors. In light of the number and wide variety of factors considered in connection with its evaluation of the Merger Agreement, the Kineta board of directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. The Kineta board of directors viewed its position and determinations as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors.
In the course of reaching its decision to approve the Merger, the board of directors of Kineta consulted with its senior management, advisors and legal counsel, reviewed a significant amount of information and considered a number of factors, including, among others:
•
Kineta’s need for capital to support the development of its product candidates and the potential to access public market capital, including sources of capital from a broader range of investors than it could otherwise obtain if it continued to operate as a privately-held company;

•	the expectation that the Merger would be a more time- and cost-effective means to access capital than other options considered;
•	the potential to provide its current shareholders with greater liquidity by owning stock in a public company listed on Nasdaq;
•
Kineta’s board of director’s belief that no alternatives to the Merger were reasonably likely to create greater value for Kineta’s shareholders, after reviewing the various financing and other strategic options to enhance shareholder value that were considered by Kineta’s board of directors, including remaining as an independent company;

•
the projected financial position, operations, management structure, geographic locations, operating plans, cash burn rate and financial projections of the combined company, including the impact of the Private Placement and if consummated, the Asset Sale, and the expected cash resources of the combined company (including the ability to support the combined company’s current and planned operations);

•
the fact that shares of Yumanity common stock issued to Kineta shareholders will be registered pursuant to a registration statement on Form S-4 by Yumanity and will become freely tradable, subject to applicable lock-up provisions to be contained in Yumanity’s by-laws and/or in individual lock-up agreements, by Kineta’s shareholders who are not affiliates of Kineta;

•
the likelihood that the Merger will be consummated on a timely basis and the viable strategic alternatives for Kineta if the Merger does not occur (including, among other things, Kineta’s financial prospects and access to the capital needed to continue successful operations);

•	the terms and conditions of the Merger and the Merger Agreement, including, without limitation, the following:
•
the determination that the anticipated Exchange Ratio and expected relative percentage ownership of (i) Kineta shareholders, warrantholders, optionholders and Kineta RSU holders, and (ii) Yumanity stockholders, optionholders, warrantholders, Yumanity RSU holders and Yumanity RSA holders whose shares of Yumanity common stock will remain outstanding after the Merger in the combined company is appropriate based, in the judgment of Kineta’s board of directors, on Kineta’s board of director’s assessment of the approximate valuations of Yumanity and Kineta;

•	the limited number and nature of the conditions of the obligation of Yumanity to consummate the Merger;
•	the rights of Kineta under the Merger Agreement to consider certain unsolicited acquisition proposals under certain circumstances should Kineta receive a superior proposal;
•
the belief that the terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations to close the Merger, were reasonable in light of the entire transaction;

•
the conclusion of Kineta’s board of directors that (i) the potential termination fees of $1,000,000 and/or expense reimbursements of up to $500,000 payable by Kineta to Yumanity, and $500,000, and/or expense reimbursements of up to $250,000 payable by Yumanity to Kineta, in each case upon the occurrence of certain events, (ii) the circumstances when such fees may be payable, and (iii) the potential effects of such Kineta termination fee in deterring other potential acquirers from proposing a competing transaction that may be more advantageous to Kineta’s shareholders, were reasonable and in the best interests of Kineta’s shareholders;

•
the expectation that the Merger will qualify as a transaction described under Section 368(a) of the Code for U.S. federal income tax purposes, with the result that Kineta’s shareholders generally will not recognize gain or loss upon the exchange of Kineta common stock for Yumanity common stock pursuant to the Merger, except to the extent of cash received in lieu of a fractional share of Yumanity common stock as described herein;

•	the ability to obtain a Nasdaq listing and the change of the combined company’s name to Kineta, Inc. upon the closing of the Merger;
•
the support agreements, pursuant to which certain directors, officers and shareholders of Kineta and Yumanity, respectively, have agreed, solely in their capacity as shareholders of Kineta and Yumanity, respectively, to vote all of their shares of Kineta capital stock or Yumanity common stock in favor of the adoption or approval, respectively, of the Merger Agreement;

•
the fact that as of immediately following the closing of the Merger, the board of directors of the combined company will consist of six (6) members, four (4) of whom will be designated by members of the Kineta board of directors; and

•
the determination of Kineta’s board of directors that the Merger Agreement, the related documents and agreements, and the transactions contemplated by the foregoing, including the Merger, were advisable and are fair to and in the best interests of Kineta and its shareholders.

Kineta’s board of directors also considered a number of uncertainties and risks in its deliberations concerning the Merger, including the following:
•
the risk that the Transactions might not be completed in a timely manner, or at all, and the potential adverse effect of the public announcement of the Transactions or delay or failure to complete the Merger on the reputation of Kineta and the ability of Kineta to obtain financing in the future;

•	the potential reduction of Yumanity’s net cash, including as a result of the Asset Sale not being consummated, prior to the closing of the Merger;
•	the expenses to be incurred in connection with the Merger and related administrative challenges associated with combining the companies;
•	the risk that the Asset Sale might not be completed, and the potential adverse effect of the combined organization retaining the Purchased Assets;
•	the possibility that Yumanity could under certain circumstances consider unsolicited acquisition proposals if superior to the Merger;
•	the additional public company expenses and obligations that Kineta’s business will be subject to following the Merger to which it has not previously been subject; and
•	various other risks associated with the combined company and the Merger, including the risks described in the section entitled “Risk Factors” in this proxy statement/prospectus/information statement.
The Kineta board of directors weighed the benefits, advantages and opportunities of a potential transaction against the uncertainties and risks described above, as well as the possible diversion of management attention for an extended period of time. After taking into account these and other factors, the Kineta board of directors approved the terms and authorized execution of the Merger Agreement for the purpose of implementing the Merger.
Opinion of Yumanity’s Financial Advisor Related to the Merger
Yumanity retained Needham & Company to act as financial advisor to Yumanity in connection with the Merger to render an opinion as to the fairness, from a financial point of view, to Yumanity of the Exchange Ratio pursuant to the Merger Agreement.
On June 5, 2022, Needham & Company delivered its oral opinion, which it subsequently confirmed in writing, to the Yumanity board of directors that, as of that date and based upon and subject to the various assumptions and other matters set forth in the written opinion, the Exchange Ratio pursuant to the Merger Agreement was fair to Yumanity from a financial point of view. Needham & Company provided its opinion for the information and assistance of the Yumanity board of directors in connection with and for the purpose of the Yumanity board of directors’ evaluation of the transactions contemplated by the Merger Agreement. Needham & Company’s opinion relates only to the fairness, from a financial point of view, of the Exchange Ratio pursuant to the Merger Agreement, which was determined through arm’s-length negotiations between Yumanity and Kineta. Needham & Company’s opinion does not address any other aspect of the Merger or any related transaction, and does not constitute a recommendation to any stockholder of Yumanity as to how that stockholder should vote or act with respect to any matter relating to the Merger. Needham & Company’s opinion does not express any opinion as to the value of Yumanity’s common stock or the prices at which Yumanity’s common stock will actually trade at any time.
The complete text of Needham & Company’s opinion, dated June 5, 2022, which sets forth the assumptions made, procedures followed, matters considered, and qualifications and limitations on and scope of the review undertaken by Needham & Company, is attached as Annex C to this proxy statement/prospectus/information statement. The summary of Needham & Company’s opinion set forth below is qualified in its entirety by reference to the full text of the opinion.
In arriving at its opinion, Needham & Company, among other things:
•	reviewed the execution version of the Merger Agreement dated June 5, 2022;

•
reviewed certain publicly available information concerning Yumanity and Kineta and certain other relevant financial and operating data of Yumanity and Kineta furnished to Needham & Company by or through Yumanity;

•	held discussions with members of management of Yumanity and Kineta concerning the current operations of and future business prospects for Yumanity and Kineta;
•
reviewed certain financial forecasts with respect to Yumanity and Kineta prepared by the respective managements of Yumanity and Kineta, and held discussions with members of such managements concerning those forecasts;

•	reviewed certain publicly available financial data of companies whose securities are traded in the public markets and that Needham & Company deemed generally relevant;
•	reviewed the financial terms of certain business combinations that Needham & Company deemed generally relevant; and
•	reviewed such other financial studies and analyses and considered such other matters as Needham & Company deemed appropriate.
In addition, Needham & Company held discussions with the Yumanity board of directors and members of Yumanity management concerning Yumanity’s views as to:
•	the liquidity position of Yumanity and its ability to further develop the Purchased Assets;
•	Yumanity’s ability to raise additional financing to develop the Purchased Assets on terms acceptable to it;
•
the potential adverse effects on Yumanity’s business, assets, liabilities, operations and prospects and to its stockholders that Yumanity believes would occur if Yumanity were not to enter into the Merger Agreement; and

•	Yumanity’s concurrently proposed Asset Sale.
In connection with its review and in arriving at its opinion, Needham & Company assumed and relied on the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by it for purposes of its opinion and neither attempted to verify independently nor assumed responsibility for verifying any of such information. Needham & Company assumed the accuracy of the representations and warranties contained in the Merger Agreement and all agreements related thereto. In addition, Needham & Company assumed that the Merger will be consummated upon the terms and subject to the conditions set forth in the execution version of the Merger Agreement dated June 5, 2022 without waiver, modification or amendment of any material term, condition or agreement thereof and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Yumanity, Kineta or the contemplated benefits of the Merger. With respect to the financial forecasts for Yumanity and Kineta provided to Needham & Company by the managements of Yumanity and Kineta, Needham & Company assumed, based upon discussions with such managements, that those forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of such managements, at the time of preparation, of the future operating and financial performance of Yumanity and Kineta. Needham & Company expressed no opinion with respect to any of those forecasts or estimates or the assumptions on which they were based.
Needham & Company did not assume any responsibility for or make or obtain any independent evaluation, appraisal or physical inspection of the assets or liabilities of any of Yumanity, Kineta or any of their respective subsidiaries nor did Needham & Company evaluate the solvency or fair value of any of Yumanity, Kineta or any of their respective subsidiaries under any state or federal laws relating to bankruptcy, insolvency or similar matters. Further, Needham & Company’s opinion states that it was based on economic, monetary and market conditions as they existed and could be evaluated as of its date, and Needham & Company assumed no responsibility to update or revise its opinion based upon circumstances and events occurring after its date. Needham & Company’s opinion is limited to the fairness, from a financial point of view, to Yumanity of the Exchange Ratio pursuant to the Merger Agreement and Needham & Company expressed no opinion as to the fairness of the Merger to, or any consideration received in connection therewith by, the holders of any class of securities, creditors or other constituencies of Yumanity, or as to Yumanity’s underlying business decision to engage in the Merger or the relative merits of the Merger as compared to other business strategies that might be available to Yumanity. Needham & Company was not requested to, and did not, provide independent financial advice to Yumanity or the Yumanity board of directors during the course of negotiations between Yumanity and Kineta or participate in the negotiation or structuring of the Merger. Needham & Company expressed no opinion with respect to the amount or nature or any other aspect of any compensation paid or payable to or received or to be received by any officers, directors or employees of any party to the Merger, or any class of those persons, relative to the Exchange Ratio or with respect to the fairness of any such compensation. In addition, Needham & Company expressed no opinion with respect to the Asset Sale, which was the subject of a separate letter from Needham & Company to the Yumanity board of directors that was subject to the various assumptions, qualifications and limitations set forth in that letter.
Yumanity imposed no limitations on Needham & Company with respect to the investigations made or procedures followed by Needham & Company in rendering its opinion.
In preparing its opinion, Needham & Company performed a variety of financial and comparative analyses. The following paragraphs summarize the material financial analyses performed by Needham & Company in arriving at its opinion. The order of analyses described does not represent relative importance or weight given to those analyses by Needham & Company. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by Needham & Company, the tables must be read together with the full text of each summary. The following quantitative information, to the extent it is based on market data, is, except as otherwise indicated, based on market data as they existed on or prior to June 5, 2022, and is not necessarily indicative of current or future market conditions.
The prospective financial information of Yumanity included or referenced in this document has been prepared by, and is the responsibility of, Yumanity’s management. PricewaterhouseCoopers LLP (“PwC”) has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the referenced or accompanying prospective financial information and, accordingly, PwC does not express an opinion or any other form of assurance with respect thereto. The PwC report included in this document relates to Yumanity’s previously issued financial statements. It does not extend to the prospective financial information and should not be read to do so.
This prospective financial information of Yumanity was not prepared with a view toward compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information.
Yumanity Management Forecast in Liquidation Scenario. Needham & Company reviewed a financial forecast prepared by Yumanity management assuming Yumanity were to liquidate rather than engage in the Merger and the Asset Sale. Yumanity management’s forecast showed that consolidated cash after paying Yumanity’s liabilities and the estimated expenses associated with winding down operations would be approximately $0.6 million. Needham & Company noted that the agreed-upon value for Yumanity in the Merger Agreement was $34.0 million, which assumes $10.0 million in net cash will be held by Yumanity at the closing of the Merger.
Selected Transactions Analysis. Needham & Company reviewed publicly available financial information for the following selected reverse merger transactions, referred to as the selected transactions. The selected transactions represent reverse merger transactions announced and completed since January 1, 2018 that involved mergers of publicly-traded life sciences companies whose primary assets were cash with privately-held life sciences companies, with total transaction values less than $250 million and cash of less than $20 million.
Acquirer	Target
Milendo Therapeutics, Inc.	Tempest Therapeutics, Inc.
Anchiano Therapeutics Ltd.	Chemomab Ltd.
Sunesis Pharmaceuticals, Inc.	Viracta Therapeutics, Inc.
Rexahn Pharmaceuticals, Inc.	Ocuphire Pharma, Inc.
Proteon Therapeutics, Inc.	ArTara Therapeutics, Inc.
Histogenics Corporation	Ocugen, Inc.
NeuBase Therapeutics, Inc.	Ohr Pharmaceutical, Inc.
Vital Therapies, Inc.	Immunic AG
Bioblast Pharma Ltr.	Enlivex Therapeutics Ltd.

In reviewing the selected transactions, Needham & Company calculated, for the selected transactions, the value ascribed to the publicly-traded shell company by calculating the market value of the publicly-traded shell company based on the total transaction value and subtracting net cash (cash less debt) held by the shell company.
The following table sets forth information concerning the value ascribed to the publicly-traded shell company (premium over net cash) for the selected transactions. Needham & Company noted that Kineta’s proposal to Yumanity with respect to the Merger ascribed a value of $11.0 million to the shell in the Merger, of the $34.0 million agreed upon value for Yumanity in the Merger Agreement.
	Selected Transactions (in millions)
	High	75th Percentile	Mean	Median	25th Percentile	Low
Premium over net cash	$19.0	$13.3	$9.7	$8.4	$5.4	$3.5
Other Yumanity Pipeline Assets. Needham & Company reviewed the financial terms of the collaboration and license agreements that would remain with Yumanity following the Merger – the agreements with Merck Sharp & Dohme Corp., Genentech, Inc. and FAIR Therapeutics, Inc. Needham & Company noted that each of those agreements provides for potential milestone payments to Yumanity that would materially exceed the $34.0 million agreed upon value for Yumanity in the Merger Agreement and Kineta’s proposal to Yumanity with respect to the Merger ascribed a value of $13.0 million to the assets related to those agreements, the agreements themselves, and any other intangible assets retained by Yumanity following the Asset Sale. Needham & Company observed that none of the collaborators party to those collaboration and license agreements proposed to acquire the assets subject to its respective agreement. Needham & Company further noted that if and when and to the extent value accrues to the merged companies from those retained agreements and assets, Yumanity’s stockholders would share in such value through their equity stake in the merged entity.
Kineta Initial Public Offering Step Up Analysis. Using publicly available information, Needham & Company reviewed data from 53 initial public offerings, constituting all initial public offerings in 2021 and 2022 to date of early stage biotechnology companies with gross proceeds greater than $40 million. Early stage was defined as preclinical, phase 1 or phase 2 ready (i.e., completed phase 1 clinical trial). Using publicly available information, Needham & Company also reviewed data from a subset of 21 initial public offerings of early stage immuno-oncology companies. For each of these initial public offerings, Needham & Company calculated the step-up multiples, calculated as the initial public offering price divided by crossover round price, where crossover round is defined as a company’s most recent Series B or later financing round that occurred within 18 months of the initial public offering.
The following table summarizes the data from the 53 initial public offerings of early stage biotechnology companies.
	Offering As Priced				Current Data
	Size	Pre-Money Value	Market Cap	Step-Up Multiple	Market Value	Enterprise Value
	(Dollars in millions)
High	$587.5	$4,007.9	$4,595.4	3.0x	$1,240.5	$722.7
75th Percentile	$206.5	$626.6	$826.8	1.8x	$470.5	$190.0
Mean	$173.5	$658.2	$831.7	1.6x	$316.9	$90.9
Median	$160.0	$458.4	$617.4	1.5x	$187.9	$5.3
25th Percentile	$111.5	$322.8	$432.0	1.3x	$81.6	$(56.1)
Low	$40.0	$84.6	$124.6	0.8x	$41.6	$(200.6)
The following table summarizes the data from the subset of 21 initial public offerings of early stage immuno-oncology biotechnology companies.
	Offering As Priced				Current Data
	Size	Pre-Money Value	Market Cap	Step-Up Multiple	Market Value	Enterprise Value
	(Dollars in millions)
High	$425.0	$3,703.1	$4,128.1	2.5x	$1,240.5	$626.6
75th Percentile	$220.5	$740.8	$972.0	2.0x	$470.5	$149.5
Mean	$177.3	$712.1	$889.4	1.6x	$274.0	$50.2

	Offering As Priced				Current Data
	Size	Pre-Money Value	Market Cap	Step-Up Multiple	Market Value	Enterprise Value
	(Dollars in millions)
Median	$174.7	$460.4	$641.6	1.5x	$118.1	$(15.7)
25th Percentile	$113.8	$314.8	$406.5	1.3x	$67.3	$(80.6)
Low	$40.0	$147.5	$187.5	1.1x	$49.3	$(166.0)
Based on the selected initial public offering data, Needham & Company calculated reference ranges of implied equity values for Kineta by multiplying the 25th percentile, median and 75th percentile step-up multiples implied by these initial public offerings by the $169 million post-money valuation implied by Kineta’s most recent financing completed in May 2021. The results of this analysis are shown in the tables below. Needham & Company noted that the agreed upon value for Kineta pursuant to the Merger Agreement is $194.0 million, representing a 1.15x step-up multiple from Kineta’s May 2021 financing.
Based On Early Stage Biotechnology IPO Data
Initial Public Offering Step-Up		Implied Kineta Stepped-Up Value (in millions)
25th Percentile	1.3x	25th Percentile	$216
Median	1.5x	Median	$254
75th Percentile	1.8x	75th Percentile	$303
Based On Early Stage Immuno-Oncology Company IPO Data
Initial Public Offering Step-Up		Implied Kineta Stepped-Up Value (in millions)
25th Percentile	1.3x	25th Percentile	$218
Median	1.5x	Median	$258
75th Percentile	2.0x	75th Percentile	$331
Needham & Company observed that the PIPE Investors would enter into a securities purchase agreement concurrently with the execution of the Merger Agreement for the Private Placement based on the $228 million agreed upon value for the combined organization pursuant to the Merger Agreement
Kineta Discounted Cash Flow Analysis. Kineta management advised Needham & Company that it does not have a long-term free cash flow model of its own and, accordingly, Needham & Company could not perform an illustrative discounted cash flow analysis based on Kineta management’s forecasts to determine indicators of illustrative implied enterprise and equity values for Kineta. However, Kineta had engaged a valuation consultant in 2021 and that consultant used its proprietary model and valuation techniques to make its own forecast of risk adjusted free cash flows and to calculate its own view of risk adjusted net present value for Kineta’s development programs. The summary of the consultant’s October 2021 conclusions was made available to Needham & Company, and indicated an aggregate risk-adjusted net present value for Kineta’s four drug candidate programs – KVA12.1, CD27, KCP506 and KVH535 – of $275 million. Needham & Company noted that the agreed upon value for Kineta pursuant to the Merger Agreement is $194 million. Due to the proprietary nature of the consultant’s model, Needham & Company did not have access to the underlying financial data and could not corroborate the risk-adjusted net present value conclusion other than to note that the discount rate used of 13% appeared to be in a reasonable range for Kineta’s weighted average cost of capital, based on Needham & Company’s professional judgment and experience. Needham & Company calculated a range of discount rates from 10.4% to 12.0%, reflecting an estimated range of weighted average costs of capital of Kineta, utilizing its professional judgment and experience and by reference to data from selected biotechnology companies with checkpoint inhibitor assets in Phase 1 development. These selected biotechnology companies were Adigene Inc., Bolt Biotherapeutics, Inc., Compugen Ltd., Curis, Inc., F-star Therapeutics, Inc., and iTeos Therapeutics, Inc.
No company, transaction or business used in the “Selected Transactions Analysis” or the “Kineta Initial Public Offering Step-Up Analysis” as a comparison is identical to Yumanity, Kineta or the Merger. Accordingly, an evaluation of the results of these analyses is not entirely mathematical; rather, it involves complex considerations and judgments concerning differences in the financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the selected companies or selected transactions or the business segment, company or transaction to which they are being compared.

The summary set forth above does not purport to be a complete description of the analyses performed by Needham & Company in connection with the rendering of its opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Accordingly, Needham & Company believes that its analyses must be considered as a whole and that selecting portions of its analyses or the factors that it considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying its analyses and opinion. Needham & Company did not attribute any specific weight to any factor or analysis considered by it. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis.
In performing its analyses, Needham & Company made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Yumanity or Kineta. Any estimates contained in or underlying these analyses, including estimates of the future performance of Yumanity or Kineta, are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those estimates. Additionally, analyses relating to the values of businesses or assets do not purport to be appraisals or necessarily reflect the prices at which businesses or assets may actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. Needham & Company’s opinion and its related analyses were only one of many factors considered by the members of the Yumanity board of directors in their evaluation of the Merger and should not be viewed as determinative of the views of the Yumanity board of directors or Yumanity management with respect to the Exchange Ratio pursuant to the Merger Agreement or the Merger.
Under the terms of its engagement letter with Needham & Company, Yumanity has paid or agreed to pay Needham & Company a nonrefundable fee of $400,000 that became payable upon Needham & Company’s delivery of its opinion on June 5, 2022 relating to the fairness, from a financial point of view, of the Exchange Ratio pursuant to the Merger Agreement. Yumanity has also agreed to reimburse Needham & Company for certain of its out-of-pocket expenses and to indemnify Needham & Company and related persons against various liabilities, including certain liabilities under the federal securities laws.
Needham & Company is a nationally recognized investment banking firm. As part of its investment banking services, Needham & Company is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes. Needham & Company believes that it was retained by Yumanity as Yumanity’s financial advisor in connection with the Merger based on Needham & Company’s experience as a financial advisor in mergers and acquisitions as well as Needham & Company’s familiarity with Yumanity and its industry generally. Needham & Company has not in the past two years provided investment banking or financial advisory services to Yumanity unrelated to its current engagement that covers the proposed Merger and Asset Sale for which it has received or is entitled to receive compensation. Needham & Company has not in the past two years provided investment banking or financial advisory services to Merger Sub or Kineta for which it has received or is entitled to receive compensation. Needham & Company may in the future provide investment banking and financial advisory services to Yumanity, Kineta and their respective affiliates unrelated to the Merger or the Asset Sale, for which services Needham & Company would expect to receive compensation. In the normal course of its business, Needham & Company may actively trade equity securities of Yumanity for its own account or for the accounts of its customers or affiliates and, therefore, may at any time hold a long or short position in those securities.
Opinion of Yumanity’s Financial Advisor Related to the Asset Sale
Yumanity retained Needham & Company to act as financial advisor to Yumanity in connection with the Asset Sale to render an opinion as to the fairness, from a financial point of view, to Yumanity of the consideration to be received by Yumanity pursuant to the Asset Purchase Agreement.
On June 5, 2022, Needham & Company delivered its oral opinion, which it subsequently confirmed in writing, to the Yumanity board of directors that, as of that date and based upon and subject to the various assumptions and other matters set forth in the written opinion, the consideration to be received by Yumanity in the Asset Sale pursuant to the Asset Purchase Agreement was fair to Yumanity from a financial point of view. Needham & Company provided its opinion for the information and assistance of the Yumanity board of directors in connection with and for the purpose of the Yumanity board of directors’ evaluation of the transactions contemplated by the Asset

Purchase Agreement. Needham & Company’s opinion relates only to the fairness, from a financial point of view, of the consideration to be received by Yumanity pursuant to the Asset Purchase Agreement, which was determined through arm’s-length negotiations between Yumanity and Janssen. Needham & Company’s opinion does not address any other aspect of the Asset Sale, or any related transaction, and does not constitute a recommendation to any stockholder of Yumanity as to how that stockholder should vote or act with respect to any matter relating to the Asset Sale. Needham & Company’s opinion does not express any opinion as to the value of Yumanity’s common stock or the prices at which Yumanity’s common stock will actually trade at any time.
The complete text of Needham & Company’s opinion, dated June 5, 2022, which sets forth the assumptions made, procedures followed, matters considered, and qualifications and limitations on and scope of the review undertaken by Needham & Company, is attached as Annex F to this proxy statement/prospectus/information statement. The summary of Needham & Company’s opinion set forth below is qualified in its entirety by reference to the full text of the opinion.
In arriving at its opinion, Needham & Company, among other things:
•	reviewed the execution version of the Asset Purchase Agreement dated June 5, 2022;
•
reviewed certain publicly available information concerning the Purchased Assets and certain other relevant financial and operating data relating to the Purchased Assets furnished to Needham & Company by Yumanity;

•	held discussions with members of Yumanity management concerning the current operations with respect to and future business prospects for the Purchased Assets;
•	reviewed certain financial forecasts with respect to the Purchased Assets prepared by Yumanity management, and held discussions with members of such management concerning those forecasts;
•	reviewed certain publicly available financial data of companies whose securities are traded in the public markets and that Needham & Company deemed generally relevant;
•	reviewed the financial terms of certain asset sale transactions that Needham & Company deemed generally relevant; and
•	reviewed such other financial studies and analyses and considered such other matters as Needham & Company deemed appropriate.
In addition, Needham & Company held discussions with members of Yumanity management concerning Yumanity’s views as to:
•	the liquidity position of Yumanity and its ability to further develop the Purchased Assets;
•	Yumanity’s ability to raise additional financing to develop the Purchased Assets on terms acceptable to it;
•
the potential adverse effects on Yumanity’s business, assets, liabilities, operations and prospects and to its stockholders that Yumanity believes would occur if Yumanity were not to enter into the Asset Purchase Agreement; and

•	Yumanity’s concurrently proposed Merger with Kineta.
In connection with its review and in arriving at its opinion, Needham & Company assumed and relied on the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by it for purposes of its opinion and neither attempted to verify independently nor assumed responsibility for verifying any of such information. Needham & Company assumed the accuracy of the representations and warranties contained in the Asset Purchase Agreement and all agreements related thereto. In addition, Needham & Company assumed that the Asset Sale will be consummated upon the terms and subject to the conditions set forth in the execution version of the Asset Purchase Agreement dated June 5, 2022 without waiver, modification or amendment of any material term, condition or agreement thereof and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Asset Sale, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Yumanity, Janssen, the Purchased Assets or the contemplated benefits of the Asset Sale. With respect to the financial forecasts with respect to the Purchased Assets provided to Needham & Company by Yumanity management, Needham & Company assumed, based upon discussions with Yumanity management, that those forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of Yumanity management, at the time of preparation, of the future operating and financial performance of the Purchased Assets and that the adjustments made by Yumanity management with respect to such forecasts were reasonable. Needham & Company expressed no opinion with respect to any of those forecasts (including such adjustments) or the assumptions on which they were based.
Needham & Company did not assume any responsibility for or make or obtain any independent evaluation, appraisal or physical inspection of the assets or liabilities of any of Yumanity, Janssen or the Purchased Assets nor did Needham & Company evaluate the solvency or fair value of any of Yumanity, Janssen or the Purchased Assets under any state or federal laws relating to bankruptcy, insolvency or similar matters. Further, Needham & Company’s opinion states that it was based on economic, monetary and market conditions as they existed and could be evaluated as of its date, and Needham & Company assumed no responsibility to update or revise its opinion based upon circumstances and events occurring after its date. Needham & Company’s opinion is limited to the fairness, from a financial point of view, to Yumanity of the consideration to be received by Yumanity pursuant to the Asset Purchase Agreement and Needham & Company expressed no opinion as to the fairness of the Asset Sale to, or any consideration received in connection therewith by, the holders of any class of securities, creditors or other constituencies of Yumanity, or as to Yumanity’s underlying business decision to engage in the Asset Sale or the relative merits of the Asset Sale as compared to other business strategies that might be available to Yumanity. Needham & Company was not requested to, and did not, provide independent financial advice to Yumanity or the Yumanity Board during the course of negotiations between Yumanity and Janssen or participate in the negotiation or structuring of the Asset Sale. Needham & Company expressed no opinion with respect to the amount or nature or any other aspect of any compensation paid or payable to or received or to be received by any officers, directors or employees of any party to the Asset Sale, or any class of those persons, relative to the consideration to be received by Yumanity pursuant to the Asset Purchase Agreement or with respect to the fairness of any such compensation. In addition, Needham & Company expressed no opinion with respect to the Merger, which was the subject of a separate letter from Needham & Company to the Yumanity board of directors that was subject to the various assumptions, qualifications and limitations set forth in that letter.
Yumanity imposed no limitations on Needham & Company with respect to the investigations made or procedures followed by Needham & Company in rendering its opinion.
In preparing its opinion, Needham & Company performed a variety of financial and comparative analyses. The following paragraphs summarize the material financial analyses performed by Needham & Company in arriving at its opinion. The order of analyses described does not represent relative importance or weight given to those analyses by Needham & Company. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by Needham & Company, the tables must be read together with the full text of each summary. The following quantitative information, to the extent it is based on market data, is, except as otherwise indicated, based on market data as they existed on or prior to June 5, 2022, and is not necessarily indicative of current or future market conditions.
The prospective financial information of Yumanity included or referenced in this document has been prepared by, and is the responsibility of, Yumanity’s management. PwC has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the referenced or accompanying prospective financial information and, accordingly, PwC does not express an opinion or any other form of assurance with respect thereto. The PwC report included in this document relates to Yumanity’s previously issued financial statements. It does not extend to the prospective financial information and should not be read to do so.
This prospective financial information of Yumanity was not prepared with a view toward compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information.
Discounted Cash Flow Analysis. Needham & Company performed an illustrative discounted cash flow analysis based on Yumanity management’s forecasts to determine illustrative implied net present values for Yumanity’s lead drug candidate, YTX-7739. Yumanity management’s forecasts included a probability adjusted forecast, to reflect the impact of the FDA clinical hold on YTX-7739, which decreased the probability of technical success and probability of commercial launch for that drug candidate. Management’s forecasts also assumed that Yumanity would be able to successfully finance itself to support clinical development and that dilution would not be excessive. Needham & Company calculated a range of indications of the present value of unlevered free cash flows for YTX-7739 for projected calendar years 2022 through 2040 using the discount rate provided by Yumanity management of 12.0%, reflecting Yumanity management’s estimate of Yumanity’s appropriate weighted average cost of capital, as well as discount rates ranging from 18.7% to 21.7%. The range of discount rates, reflecting an estimated range of weighted average costs of capital of Yumanity, was selected by Needham & Company utilizing its professional judgment and experience based upon data from the selected companies described below under “Selected Public Companies Analysis.” Using Yumanity management’s discount rate of 12.0%, Needham & Company added the ranges of the implied present values of YTX-7739’s unlevered free cash flows for the projected years to derive an illustrative unadjusted net present value for YTX-7739 of $521 million and an illustrative probability adjusted net present value for YTX-7739 of $13 million. Using the range of discount rates selected by Needham & Company, Needham & Company added the ranges of the implied present values of YTX-7739’s unlevered free cash flows for the projected years to derive ranges of illustrative implied net present values of YTX-7739 of $112.8 million to $186.4 million based on the unadjusted management forecast and $(2.0) million to $0.6 million based on the probability adjusted management forecast. Needham & Company noted that the purchase price in the Asset Sale is $26.0 million.
Selected Public Companies Analysis. Using publicly available information, Needham & Company reviewed selected market data of selected publicly traded companies that Needham & Company deemed relevant because they are biotechnology companies with drug candidates for the treatment of central nervous system disorders in preclinical, phase 1 or phase 1/2 development and have market capitalizations of less than $100 million. The selected publicly traded companies, referred to as the selected companies, consisted of the following:
Alterity Therapeutics Limited
Cyclerion Therapeutics, Inc.
Gain Therapeutics, Inc.
NeuBase Therapeutics, Inc.
ProMIS Neurosciences Inc.
Vigil Neuroscience, Inc.
Wave Life Sciences Ltd.
The following table sets forth information concerning the selected companies as of June 3, 2022:
•	total market capitalization;
•	enterprise value;
•	closing stock price as a percentage of 52-week high; and
•	closing stock price percentage above 52-week low.
	Selected Companies (dollars in thousands)
	High	75th Percentile	Mean	Median	25th Percentile	Low
Total market capitalization	$96,774	$95,825	$51,149	$37,737	$28,281	$25,865
Enterprise value	$20,727	$7,937	$(9,206)	$(7,022)	$(15,260)	$(67,499)
Closing stock price as percentage of 52-week high	38%	32%	24%	21%	18%	12%
Closing stock price percentage above 52-week low	56%	50%	31%	22%	19%	11%
Needham & Company reviewed the total market capitalization and enterprise values of the selected companies and observed that four of the seven selected companies had negative enterprise values, two had enterprise values of less than $10.0 million, and one had an enterprise value of $20.7 million, as compared to the purchase price in the Asset Sale of $26.0 million. Needham & Company also noted that none of the selected companies had its lead asset on clinical hold.

Selected Transactions Analysis. Needham & Company reviewed publicly available financial information for the following selected asset sale transactions, referred to as the selected transactions. The selected transactions represent selected asset sale transactions announced since January 1, 2018 that involved central nervous system drug candidate assets in preclinical or phase 1 development:
Seller	Purchaser	Asset
Palisade Bio, Inc.	Undisclosed	NSI-189
Abeona Therapeutics Inc.	Taysha Gene Therapies, Inc.	ABO-202
Pfizer Inc.	Biogen Inc.	PF-05251749
AliveGen USA Inc.	Biogen Inc.	ALG-801; ALG-802
Karyopharm Therapeutics Inc.	Biogen Inc.	KPT-350
The following table sets forth information concerning the upfront cash paid, potential milestone payments and total potential deal value (upfront cash plus potential milestone payments) for the selected transactions. Needham & Company compared the data in the following table to the purchase price in the Asset Sale of $26.0 million, all payable upfront and with no potential milestone payments. Needham & Company noted that each of the selected transactions provided for potential milestone payments and none of the assets in the selected transactions was on clinical hold at the time of the transaction.
	Selected Transactions (in millions)
	High	75th Percentile	Mean	Median	25th Percentile	Low
Upfront cash	$75.00	$51.25	$23.98	$10.00	$3.70	$0.40
Milestones	$635.00	$585.00	$287.50	$207.00	$30.25	$4.50
Potential total deal value	$710.00	$636.25	$311.48	$217.00	$33.95	$4.90
No company, transaction or business used in the “Selected Public Companies Analysis” or “Selected Transactions Analysis” as a comparison is identical to Yumanity, the Purchased Assets or the Asset Sale. Accordingly, an evaluation of the results of these analyses is not entirely mathematical; rather, it involves complex considerations and judgments concerning differences in the financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the selected companies or selected transactions or the assets, business segment, company or transaction to which they are being compared.
The summary set forth above does not purport to be a complete description of the analyses performed by Needham & Company in connection with the rendering of its opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Accordingly, Needham & Company believes that its analyses must be considered as a whole and that selecting portions of its analyses or the factors that it considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying its analyses and opinion. Needham & Company did not attribute any specific weight to any factor or analysis considered by it. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis.
In performing its analyses, Needham & Company made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Yumanity or Janssen. Any estimates contained in or underlying these analyses, including estimates of the future performance and commercial prospects of the Purchased Assets, are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those estimates. Additionally, analyses relating to the values of businesses or assets do not purport to be appraisals or necessarily reflect the prices at which businesses or assets may actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. Needham & Company’s opinion and its related analyses were only one of many factors considered by the members of the Yumanity board of directors in their evaluation of the Asset Sale and should not be viewed as determinative of the views of the Yumanity board of directors or Yumanity management with respect to the consideration to be received by Yumanity pursuant to the Asset Purchase Agreement or the Asset Sale.

Under the terms of its engagement letter with Needham & Company, Yumanity has paid or agreed to pay Needham & Company a nonrefundable fee of $200,000 that became payable upon Needham & Company’s delivery of its opinion on June 5, 2022 relating to the fairness, from a financial point of view, of the consideration to be received by Yumanity in the Asset Sale pursuant to the Asset Purchase Agreement. Yumanity has also agreed to reimburse Needham & Company for certain of its out-of-pocket expenses and to indemnify Needham & Company and related persons against various liabilities, including certain liabilities under the federal securities laws.
Needham & Company is a nationally recognized investment banking firm. As part of its investment banking services, Needham & Company is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes. Needham & Company believes that it was retained by Yumanity as Yumanity’s financial advisor in connection with the Asset Sale based on Needham & Company’s experience as a financial advisor in mergers and acquisitions as well as Needham & Company’s familiarity with Yumanity and its industry generally. Needham & Company has not in the past two years provided investment banking or financial advisory services to Yumanity unrelated to its current engagement that covers the proposed Asset Sale and the Merger for which it has received or is entitled to receive compensation. Needham & Company has not in the past two years provided investment banking or financial advisory services to Janssen for which it has received or is entitled to receive compensation. Needham & Company may in the future provide investment banking and financial advisory services to Yumanity, Janssen and their respective affiliates unrelated to the Asset Sale or the Merger, for which services Needham & Company would expect to receive compensation. In the ordinary course of its business, Needham & Company may actively trade equity securities of Yumanity for its own account or for the accounts of its customers or affiliates and, therefore, may at any time hold a long or short position in those securities.
Interests of the Yumanity Directors and Executive Officers in the Transactions
In considering the recommendation of the Yumanity board of directors with respect to the approval of the issuance of shares of Yumanity common stock as contemplated by the Merger Agreement and the other matters to be acted upon by the Yumanity stockholders at the Yumanity special meeting, the Yumanity stockholders should be aware that certain members of the Yumanity board of directors and executive officers of Yumanity have interests in the Merger that may be different from, or in addition to, the interests of the Yumanity stockholders. These interests relate to or arise from the matters described below. The board of directors of each of Yumanity and Kineta was aware of these potential conflicts of interest and considered them, among other matters, in reaching their respective decisions to approve the Merger Agreement, the Asset Purchase Agreement and the Transactions, and to recommend, as applicable, that the Yumanity stockholders approve the Yumanity stockholder Proposals as contemplated by this proxy statement/prospectus/information statement.
Severance Payments Pertaining to Executive Officers
Richard Peters, M.D., Ph.D. Dr. Peters’ employment agreement provides that, in the event that Dr. Peters is terminated by Yumanity without “cause” or Dr. Peters terminates employment for “good reason” within 12 months after a change in control, then subject to the execution and effectiveness of a separation agreement and release, he will be entitled to receive (i) an amount equal to two times his then current base salary (or, his base salary in effect immediately prior to the change in control, if higher) plus two times his target bonus for that year, payable in a lump sum within 60 days after the date of termination (provided, that in the event Dr. Peters is entitled to any payments pursuant to his employee confidentiality, assignment and noncompetition agreement, such severance amounts will be reduced by the amount that Dr. Peters is paid or to be paid in the same calendar year pursuant to his employee confidentiality, assignment and noncompetition agreement), (ii) reimbursement of COBRA premiums for health benefit coverage, in an amount equal to the monthly employer contribution that Yumanity would have made to provide health insurance to Dr. Peters had he remained employed with Yumanity until the earliest of 18 months following the date of termination or the date that Dr. Peters becomes eligible for health benefits through another employer or otherwise becomes ineligible for COBRA, and (iii) acceleration of 100% of the stock options and other stock-based awards held by Dr. Peters that are subject to solely time-based vesting and the milestone option award granted to Dr. Peters in connection with the commencement of his employment, as of the later of the date of termination and the effective date of the separation agreement and release.
Michael Wyzga. Mr. Wyzga’s employment agreement provides that, in the event that Mr. Wyzga is terminated by Yumanity without “cause” or Mr. Wyzga terminates employment for “good reason” within three months prior to or 12 months after a change of control, subject to the execution and non-revocation of a separation agreement and compliance with his employee confidentiality, non-competition, non-solicitation and intellectual property agreement or similar agreements with Yumanity, he will be entitled to receive (i) an amount equal to nine months of his then current base salary (or, if termination is for good reason due to a reduction in base salary, his base salary in effect immediately prior to such reduction) and (ii) if Mr. Wyzga properly elects continued healthcare under COBRA, continued participation with COBRA premiums at the normal rate of contribution for employees for nine months, (iii) acceleration of 100% of the unvested stock options and other stock-based awards held by Mr. Wyzga, and (iv) extension of the deadline to exercise any vested stock options to nine months following his termination of employment (or, if earlier, the original expiration date of such stock options).
Devin Smith. Mr. Smith’s employment agreement provides that, in the event that Mr. Smith is terminated by Yumanity without “cause” or Mr. Smith terminates employment for “good reason” within three months prior to or 12 months after a change of control, subject to the execution and non-revocation of a separation agreement and compliance with his employee confidentiality, non-competition, non-solicitation and intellectual property agreement or similar agreements with Yumanity, he will be entitled to receive (i) an amount equal to nine months of his then current base salary (or, if termination is for good reason due to a reduction in base salary, his base salary in effect immediately prior to such reduction) and (ii) if Mr. Smith properly elects continued healthcare under COBRA, continued participation with COBRA premiums at the normal rate of contribution for employees for nine months, (iii) acceleration of 100% of the unvested stock options and other stock-based awards held by Mr. Smith, and (iv) extension of the deadline to exercise any vested stock options to nine months following his termination of employment (or, if earlier, the original expiration date of such stock options).
Transaction Bonuses
On June 2, 2022, conditioned on the signing of the Merger Agreement and Asset Purchase Agreement, Yumanity approved transaction success bonuses for each of Dr. Richard Peters, Michael Wyzga and Devin Smith, payable at the later of the closing of the transactions contemplated by the Merger Agreement and the closing of the transactions contemplated by the Asset Purchase Agreement (the “Earned Date”) subject to continued employment through such date and provided that both Transactions close in the 2022 calendar year. The amount of each transaction success bonus will be equal to $309,444 for Dr. Peters and $140,000 for each of Mr. Wyzga and Mr. Smith, which amounts will be prorated by multiplying such amounts by a fraction, the numerator of which is the number of days between January 1, 2022 and the Earned Date and the denominator of which is 365.
Board Matters
Pursuant to the terms of the Merger Agreement, Richard Peters, M.D., Ph.D. and David Arkowitz, who are currently directors of Yumanity, will continue as directors of the combined organization after the closing of the Merger and will be eligible to receive compensation as non-employee directors.
Equity Acceleration
Pursuant to the Merger Agreement, each Yumanity restricted stock unit (“Yumanity RSU”) and each Yumanity restricted stock award (“Yumanity RSA”) that is outstanding immediately prior to the effective time of the Merger will be fully accelerated as of immediately prior to the effective time of the Merger, and each former holder of any such Yumanity RSU or Yumanity RSA shall be entitled to receive or retain and shall be deemed to hold a number of shares of Yumanity common stock equal to the total number of shares of Yumanity common stock subject to such Yumanity RSU or Yumanity RSA, less the number of shares of Yumanity common stock having a fair market value equal to the amount necessary to satisfy the tax withholding obligation (rounded up to the nearest whole share), unless prior to such time the holder has made arrangements satisfactory to Yumanity to satisfy such tax withholding obligation pursuant to another method.
Similarly, pursuant to the Merger Agreement, each outstanding unexercised option to purchase Yumanity common stock will be fully accelerated as of immediately prior to the effective time of the Merger. Pursuant to the Merger Agreement, each such option with a per share exercise price that is less than the closing price per share of Yumanity common stock immediately prior to the effective time of the Merger (an “In the Money Yumanity Option”) shall be automatically deemed to be exercised in full by the holder thereof, and in connection with such exercise, each holder will be issued and will be deemed to hold a number of shares of Yumanity common stock equal to (i) the total number of shares of Yumanity common stock subject to such In the Money Yumanity Option, less (ii) the number of shares of Yumanity common stock having a fair market value that does not exceed the aggregate exercise price of such award (with the balance of the aggregate exercise price to be paid in cash by the holder), less (iii) the number of shares of Yumanity common stock having a fair market value equal to the amount necessary to satisfy the tax withholding obligation (rounded up to the nearest whole share), unless prior to such time the holder has made arrangements satisfactory to Yumanity to satisfy such tax withholding obligation pursuant to another method. Each stock option that is not an In the Money Yumanity Option will be cancelled as of the Effective Time with no consideration payable to the holder therefore.
Equity Interests of Executive Officers
The following table presents certain information concerning the outstanding Yumanity RSUs and Yumanity RSAs held by each of Yumanity’s executive officers, as of August 31, 2022, who continue to be employed by Yumanity and the consideration, in cash, they can expect to receive for such Yumanity RSUs and Yumanity RSAs, assuming continued employment through the consummation of the Merger. The stock options held by each of Yumanity’s executive officers, as of August 31, 2022, who continue to be employed by Yumanity have been excluded from the tables below because they are not expected to be In the Money Yumanity Options and therefore are expected to be cancelled as of the Effective Time with no consideration payable to the holders therefore.
Cash Payments to Executive Officers in Respect of Yumanity RSUs and Yumanity RSAs
Executive Officer	No. of Yumanity RSAs and Yumanity RSUs	Merger Consideration ($)(1)
Richard Peters, M.D., Ph.D.	65,472	116,539
Michael Wyzga	10,000	17,800
Devin Smith	10,000	17,800
(1)
The value of Yumanity RSUs and Yumanity RSAs shown in the table is based on $1.78 per share of Yumanity common stock, which reflects the average closing market price of Yumanity’s common stock over the first five business days following the first public announcement of the transaction.

Quantification of Merger Related Executive Compensation Arrangements
The following table and related footnotes present information about the compensation payable to Yumanity’s named executive officers in connection with the Merger. The compensation shown in the table below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of information about compensation for each named executive officer that is based on or otherwise relates to the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. Yumanity’s named executive officers who are no longer employed by Yumanity have been excluded from the table below as they will not receive any “golden parachute” compensation in connection with the Merger.
The values in the table below are based on the following assumptions:
•
the relevant price per share of Yumanity common stock is $1.78, which reflects the average closing market price of Yumanity’s common stock over the first five business days following the first public announcement of the transaction;

•
each of Yumanity’s named executive officers who is currently employed by Yumanity will remain employed through the closing of the Merger, and that their employment is terminated without cause as of immediately following the effective time of the Merger on October 31, 2022 (in each case, referred to as a “qualifying termination”);

•
each of Yumanity’s named executive officers holds the outstanding equity awards that were held by such Yumanity named executive officer as of August 31, 2022, the latest practicable date before the filing of this proxy statement/prospectus/information statement; and

•	that the base salary, target annual incentive compensation, and health and welfare benefit elections of each Yumanity named executive officer remains the same as of August 31, 2022.

The following table and footnotes describe payments and benefits that will be paid solely based on the closing of Merger, or based on the closing of the Merger and the transactions contemplated by the Asset Purchase Agreement with Janssen (“single-trigger payments”), and payments and benefits that will be paid based on the closing of the Merger and a qualifying termination following the Merger (“double-trigger payments”).
Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)
Richard Peters, M.D., Ph.D.	2,111,729	116,539	32,902	2,261,170
(1)
Amount represents (i) a lump sum cash severance payment of $1,854,000 provided in accordance with Dr. Peters’ employment agreement (two times his base salary, plus two times his target bonus for the 2022 calendar year), which amount is a double trigger payment and (ii) Dr. Peters’ transaction success bonus of $257,729, assuming an Earned Date of October 31, 2022 and as described above under the heading “Interests of the Yumanity Directors and Executive Officers in the Transactions—Transaction Bonuses”, which amount is a single trigger payment.

(2)
Amount represents the estimated Merger consideration payable with respect to Yumanity RSUs and Yumanity RSAs that will be fully accelerated as of immediately prior to the effective time of the Merger. Amount excludes any value attributable to acceleration of Yumanity stock options, which are not In the Money Yumanity Options and will therefore be cancelled with no consideration payable to the holder therefore.

(3)
Amount represents the estimated value of reimbursement of COBRA premiums for health benefit coverage, in an amount equal to the monthly employer contribution that Yumanity would have made to provide health insurance to Dr. Peters had he remained employed with Yumanity until the earliest of 18 months following the date of termination, based on the costs of coverage and benefit elections in effect as of August 31, 2022.

The Yumanity named executive officers are not entitled to any pension or non-qualified deferred compensation benefits or enhancements or any tax reimbursements in connection with the Merger.
Ownership Interests
As of August 31, 2022 the directors and executive officers of Yumanity owned, in the aggregate, approximately 8% of the outstanding voting shares of Yumanity common stock. Each of Yumanity’s officers and directors owning shares of Yumanity common stock have entered into support agreements in connection with the Merger. The support agreements are discussed in greater detail in the section titled “Agreements Related to the Merger” in this proxy statement/prospectus/information statement.
Interests of the Kineta Directors and Executive Officers in the Merger
In considering the recommendation of the board of directors of Kineta with respect to approving the Merger and related transactions by written consent, Kineta shareholders should be aware that certain members of the board of directors and executive officers of Kineta have interests in the Merger that may be different from, or in addition to, interests they may have as Kineta shareholders. Each of the board of directors of Yumanity and the board of directors of Kineta was aware of these potential conflicts of interest and considered them, among other matters, in reaching their respective decisions to approve the Merger Agreement and the Merger, and to recommend, as applicable, that the Yumanity stockholders approve the Yumanity proposals to be presented to the Yumanity stockholders for consideration at the Yumanity special meeting as contemplated by this proxy statement/prospectus/information statement, and that the Kineta shareholders sign and return the written consent as contemplated by this proxy statement/prospectus/information statement.
Ownership Interests
Certain of Kineta’s directors or entities affiliated with them will hold shares of Kineta’s common stock, which shares of common stock will be converted into shares of Yumanity’s common stock at the effective time of the Merger. As of August 31, 2022, all of Kineta’s directors and executive officers, together with their affiliates, beneficially own in the aggregate approximately 35% of the outstanding shares of Kineta common stock, representing approximately 46% of the outstanding shares of Kineta voting common stock.
Stock Options, Warrants and Restricted Stock Units
Kineta’s directors and executive officers currently hold options, subject to vesting, to purchase shares of Kineta common stock. At the Effective Time, each option to purchase Kineta common stock that is outstanding and unexercised immediately prior to the Effective Time under the Kineta 2008 Equity Incentive Plan, the Kineta 2010

Equity Incentive Plan and the Kineta 2020 Equity Incentive Plan (collectively, the “Kineta Equity Incentive Plans”) whether or not vested, will be converted into an option to purchase Yumanity common stock. Yumanity will assume the Kineta Equity Incentive Plans. All rights with respect to Kineta common stock under Kineta options assumed by Yumanity will be converted into rights with respect to Yumanity common stock. Accordingly, from and after the Effective Time, each Kineta stock option assumed by Yumanity may be exercised for such number of shares of Yumanity common stock as is determined by multiplying the number of shares of Kineta common stock subject to the option by the Exchange Ratio and rounding that result down to the nearest whole number of shares of Yumanity common stock. The per share exercise price of the converted option will be determined by dividing the existing exercise price of the option by the Exchange Ratio and rounding that result up to the nearest whole cent. Any restrictions on the exercise of any Kineta option assumed by Yumanity will continue following the conversion and the term, exercisability, vesting schedules and other provisions of assumed Kineta options will generally remain unchanged. The table below sets forth certain information with respect to such options, without giving effect to the conversion and assumption of the Kineta options at the Effective Time.
Certain of Kineta’s directors and executive officers or entities affiliated with them also hold warrants to purchase shares of Kineta common stock. Each outstanding warrant to purchase shares of Kineta common stock not terminated or exercised at or prior to the Effective Time will be assumed by Yumanity at the Effective Time in accordance with its terms and will become a warrant to purchase shares of Yumanity common stock. The number of shares of Yumanity common stock subject to each assumed warrant will be determined by multiplying the number of shares of Kineta common stock issuable (including upon conversion of shares of preferred stock issuable following exercise) upon exercise of such warrant prior to the Effective Time by the Exchange Ratio (which is subject to adjustments to account for the effect of the proposed Yumanity Reverse Stock Split prior to the consummation of the Merger) and rounding that result down to the nearest whole number of shares of Yumanity common stock. The per share exercise price for the Yumanity common stock issuable upon exercise of each of the assumed warrants will be determined by dividing the per share exercise price of the Kineta common stock subject to each warrant as in effect immediately prior to the Effective Time by the Exchange Ratio (which is subject to adjustments to account for the effect of the proposed Yumanity Reverse Stock Split prior to the consummation of the Merger) and rounding that result up to the nearest whole cent. The table below sets forth certain information with respect to such warrants, without giving effect to the conversion and assumption of the Kineta warrants at the Effective Time.
Kineta’s directors and executive officers currently hold restricted stock units (“Kineta RSUs”), subject to vesting, and convertible into shares of Kineta common stock. At the Effective Time, each Kineta RSU that is outstanding and unexercised immediately prior to the Effective Time under the Kineta Equity Incentive Plans, whether or not vested, will be converted into a restricted stock unit with respect to Yumanity common stock. All rights with respect to Kineta common stock under Kineta RSUs assumed by Yumanity will be converted into rights with respect to Yumanity common stock. Accordingly, from and after the Effective Time: (i) each Kineta RSU assumed by Yumanity may be settled solely for Yumanity common stock; (ii) the number of shares of Yumanity common stock subject to each Kineta RSU assumed by Yumanity will be determined by multiplying (A) the number of shares of Kineta common stock that were subject to such Kineta RSU, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio and rounding the resulting number down to the nearest whole number of shares of Yumanity common stock; and (iii) any restriction on the settlement of any Kineta RSU assumed by Yumanity will continue in full force and effect and the term, vesting schedule and other provisions of such Kineta RSU will generally remain unchanged. The table below sets forth certain information with respect to such Kineta RSUs, without giving effect to the conversion and assumption of the Kineta RSUs at the Effective Time.
Upon conversion and assumption, the outstanding options, warrants and restricted stock units will be subject to adjustment to account for the effect of the proposed Yumanity Reverse Stock Split to be implemented prior to the consummation of the Merger and to account for the occurrence of certain events discussed elsewhere in this proxy statement/prospectus/information statement.

The following table details the outstanding options, warrants and Kineta RSUs held by Kineta’s directors and executive officers, excluding those who hold no such equity or equity-based awards, as of August 31, 2022.
	Shares of Common Stock Underlying Options (#)	Volume Weighted Average Option Exercise Price ($)	Shares of Common Stock Underlying Warrants (#)	Volume Weighted Average Warrant Exercise Price ($)	Shares of Common Stock Underlying RSUs (#)
Executive Officers
Shawn Iadonato, Ph.D.	3,490,000	1.29	—	—	562,910
Craig W. Philips, M.B.A.	2,290,000	1.65	180,000(1)	0.70	902,681
Keith Baker	—	—	—	—	—
Thierry Guillaudeux, Ph.D.	390,000	1.84	—	—	170,000
Pauline Kenny, Esq.	660,000	1.67	—	—	123,291
Non-Employee Directors
Donald Merlino	290,000	1.76	2,322,667(2)	0.71	72,045
Marion R. Foote, M.B.A.	290,000	1.76	222,916	0.61	72,045
Raymond Bartoszek, M.B.A.	290,000	1.76	500,000(3)	1.50	72,045
Jiyoung Hwang	—	—	—	—	12,500
Richard Samuelson	290,000	1.76	—	—	72,045
Steven Mitchell, M.D., Ph.D.	140,000	1.93	—	—	72,045
(1)	Consists of 180,000 warrants owned by Whetstone Ventures, LLC. Whetstone Ventures, LLC is affiliated with Craig W. Philips, Kineta’s President.
(2)
Consists of 1,496,817 warrants owned by M&M Financial, LLC and 825,850 warrants owned by LTO Holdings, LLC. M&M Financial, LLC and LTO Holdings, LLC are affiliated with Donald Merlino, a member of the Kineta board of directors.

(3)	Consists of 500,000 warrants owned by RLB Holdings Connecticut, LLC. RLB Holdings Connecticut, LLC is affiliated with Raymond Bartoszek, a member of the Kineta board of directors.
Management Following the Merger
As described elsewhere in this proxy statement/prospectus/information statement, including in “Management Following the Merger,” four of the current directors and all executive officers of Kineta are expected to become the directors and executive officers of Yumanity upon the consummation of the Merger, in connection with which they may enter into employment agreements comparable to those applicable to our named executive officers, disclosed in greater detail under “Kineta Executive Compensation—Employment Agreements” below.
Indemnification and Insurance
Under the Merger Agreement, from the consummation of the Merger through the sixth anniversary of the closing, each of Yumanity and the surviving corporation shall, jointly and severally, indemnify and hold harmless each person who is or has served as a director or officer of Kineta against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that such person is or was a director or officer of Kineta, to the fullest extent permitted under the DGCL and the WBCA for directors or officers of Delaware and Washington corporations, respectively. In addition, each such director and officer, or former director and officer, is entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation provided that such person shall provide a written undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification.
Under the Merger Agreement, the certificate of incorporation and bylaws of Yumanity and the articles of incorporation and bylaws of the surviving corporation of the Merger shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of each of Yumanity and Kineta than are presently set forth in the certificate of incorporation and bylaws of Yumanity and the articles of incorporation and bylaws of Kineta, which provisions shall not be amended, modified or repealed for a period of six years’ time from the consummation of the Merger in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the closing, were officers or directors of Yumanity and Kineta. In addition, Yumanity agreed to purchase a tail policy to maintain directors’ and officers’ liability insurance for six years after the Effective Time.

Limitations of Liability and Indemnification
In addition to the indemnification required in the bylaws of Kineta, Kineta will enter into indemnification agreements with each of its directors and officers. These agreements will provide for the indemnification of the directors and officers of Kineta for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were agents of Kineta.
Stock Options, Restricted Stock Units and Warrants
As of August 31, 2022, an aggregate of 10,474,500 shares of Kineta common stock were issuable upon the exercise of outstanding stock options under the Kineta Equity Incentive Plans with a weighted average exercise price of $1.55 per share. Such options will be converted into and become options to purchase shares of Yumanity common stock pursuant to the Merger Agreement. Yumanity will file a registration statement on Form S-8, if available for use by Yumanity, relating to the shares of Yumanity common stock issuable with respect to Kineta options converted and assumed by Yumanity pursuant to the terms of the Merger Agreement.
As of August 31, 2022, an aggregate of 2,476,877 shares of Kineta common stock were issuable upon the conversion of outstanding Kineta RSUs under the Kineta Equity Incentive Plans. Such Kineta RSUs will be converted into and become restricted stock units with respect to shares of Yumanity common stock pursuant to the Merger Agreement. Yumanity will file a registration statement on Form S-8, if available for use by Yumanity, relating to the shares of Yumanity common stock issuable with respect to Kineta RSUs converted and assumed by Yumanity pursuant to the terms of the Merger Agreement.
As of August 31, 2022, an aggregate of 3,975,801 shares of Kineta common stock were issuable upon the exercise of outstanding warrants with a weighted average exercise price of $0.92 per share. Such warrants will be converted into and become warrants to purchase shares of Yumanity common stock pursuant to the Merger Agreement.
Form of the Merger
The Merger Agreement provides that at the Effective Time, Merger Sub will be merged with and into Kineta. Upon the consummation of the Merger, Kineta will be the surviving corporation and will be a wholly-owned subsidiary of Yumanity. The parties to the Merger Agreement have also agreed that, immediately following the Merger, and as part of the same overall transaction as the Merger, that Kineta will be merged with and into a direct, wholly-owned limited liability company subsidiary of Yumanity, with such limited liability company subsidiary surviving such merger. The Merger is intended to constitute a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. For more information, see the section titled “The Transactions—Certain Material U.S. Federal Income Tax Consequences of the Merger” in this proxy statement/prospectus/information statement.
After completion of the Merger, Yumanity will be renamed “Kineta, Inc.” and expects to trade on the Nasdaq Capital Market under the symbol “KA.”
Merger Consideration and Adjustment
At the Effective Time:
•
each share of Kineta common stock outstanding immediately prior to the Effective Time will automatically be converted into the right to receive an estimated 0.65 shares of Yumanity common stock, based upon the Exchange Ratio and subject to adjustment to account for the proposed Yumanity Reverse Stock Split. The estimated Exchange Ratio calculation contained herein is based upon Yumanity’s and Kineta’s capitalization immediately prior to the date of this proxy statement/prospectus/information statement, and will be adjusted to account for the amount by which Yumanity’s net cash at the closing of the Merger increases or decreases and adjustments in the capitalization of Yumanity and Kineta prior to the Merger;

•
each option to purchase shares of Kineta common stock outstanding and unexercised immediately prior to the Effective Time will be assumed by Yumanity and will become an option, subject to vesting, to purchase shares of Yumanity common stock;

•
each warrant to purchase shares of Kineta common stock outstanding and not terminated or exercised immediately prior to the Effective Time will be assumed by Yumanity and will become a warrant to purchase shares of Yumanity common stock; and

•
each Kineta RSU outstanding and unexercised immediately prior to the Effective Time will be assumed by Yumanity and will become, subject to vesting, a restricted stock unit with respect to Yumanity common stock.

Immediately after consummation of the Merger, based on the Exchange Ratio, and after giving effect to the Private Placement, it is expected that Kineta shareholders, warrantholders, optionholders and Kineta RSU holders will own approximately 71.2% of the Yumanity common stock on a fully diluted basis as defined in the Merger Agreement, existing Yumanity stockholders, optionholders, warrantholders, Yumanity RSU holders and Yumanity RSA holders holding approximately 12.5% of the Yumanity common stock on a fully diluted and as-converted basis, taking into account Yumanity’s outstanding stock options, warrants, restricted stock units and restricted stock awards, as defined in the Merger Agreement, and the PIPE Investors will own approximately 16.3% of Yumanity common stock on a fully diluted basis, as defined in the Merger Agreement.
The Exchange Ratio provided herein is an estimate based upon Yumanity’s and Kineta’s capitalization numbers immediately prior to the date of this proxy statement/prospectus/information statement. The final Exchange Ratio will be adjusted based on the amount of Yumanity net cash at the closing of the Merger and to account for the issuance of additional shares of Yumanity equity or Kineta equity prior to the consummation of the Merger. The final Exchange Ratio calculation is the quotient determined by dividing the Surviving Corporation Allocation Shares (as defined below) by the total number of shares of Kineta common stock outstanding immediately prior to the closing of the Merger as expressed on a fully-diluted and as-converted basis, taking into account Kineta’s outstanding stock options, warrants and restricted stock units.
The “Surviving Corporation Allocation Shares” is the number determined by first dividing the total number of shares of Yumanity common stock outstanding immediately prior to the Effective Time as expressed on a fully-diluted and as-converted basis (the “Yumanity Outstanding Shares”) by the Yumanity Allocation Percentage and then subtracting the Yumanity Outstanding Shares. The Yumanity Allocation Percentage is derived by dividing the Yumanity Valuation (as defined in the Merger Agreement) of $34 million, adjusted as described below, by the sum of the Yumanity Valuation plus the Kineta Valuation, or $228 million, provided that the Yumanity Valuation is subject to (i) an increase on a dollar-for-dollar basis by the amount that Yumanity’s net cash at the closing of the Merger is greater than $10 million and (ii) a reduction on a dollar-for-dollar basis by the amount that Yumanity’s net cash at the closing of the Merger is less than $10 million; provided that if Yumanity continues to own the Purchased Assets at the closing of the Merger, Yumanity’s net cash will be increased by $7.5 million; provided, further that if Kineta fails to deliver financial statements of Kineta complying in form and substance with all requirements to be included in the Registration Statement, of which this proxy statement/prospectus/information statement is a part, Yumanity’s net cash will be increased by $35,000 for each day following July 31, 2022 until Kineta delivers such financial statements. As such financial statements were delivered by Kineta on July 31, 2022, Yumanity’s net cash will not be adjusted for purposes of determining the Yumanity Valuation.
The Merger Agreement does not include a price-based termination right, and there will be no adjustment to the total number of shares of Yumanity common stock that Kineta shareholders will be entitled to receive for changes in the market price of Yumanity common stock. Accordingly, the market value of the shares of Yumanity common stock issued pursuant to the Merger will depend on the market value of the shares of Yumanity common stock at the time the Merger closes, and could vary significantly from the market value on the date of this proxy statement/prospectus/information statement.
No fractional shares of Yumanity common stock will be issuable pursuant to the Merger to Kineta shareholders. Instead, each Kineta shareholder who would otherwise be entitled to receive a fraction of a share of Yumanity common stock, after aggregating all fractional shares of Yumanity common stock issuable to such stockholder, will be entitled to receive in cash the dollar amount, rounded to the nearest whole cent, without interest, determined by multiplying such fraction by the closing price of a share of Yumanity common stock as quoted on the Nasdaq Stock Market, on the closing date of the Merger.
The Merger Agreement provides that, at the Effective Time, Yumanity will deposit with an exchange agent acceptable to Yumanity and Kineta stock certificates or non-certificated shares represented by book entry representing the shares of Yumanity common stock issuable to the Kineta shareholders and a sufficient amount of cash to make payments in lieu of fractional shares.
The Merger Agreement provides that, promptly after the Effective Time, the exchange agent will mail to each record holder of Kineta common stock immediately prior to the Effective Time a letter of transmittal and instructions for surrendering and exchanging the record holder’s Kineta stock certificates for certificated or non-certificated book entry shares representing shares of Yumanity common stock. Upon surrender of a Kineta common stock certificate for exchange to the exchange agent, together with a duly signed letter of transmittal and such other documents as the exchange agent or Yumanity may reasonably require, the Kineta stock certificate surrendered will be cancelled and the holder of the Kineta stock certificate will be entitled to receive the following:
•	a certificate or book entry representing the number of whole shares of Yumanity common stock that such holder has the right to receive pursuant to the provisions of the Merger Agreement;
•	cash in lieu of any fractional share of Yumanity common stock; and
•	dividends or other distributions, if any, declared or made with respect to Yumanity common stock with a record date after the Effective Time.
At the Effective Time, all holders of certificates representing shares of Kineta common stock that were outstanding immediately prior to the Effective Time, other than shares held by shareholders who have exercised and perfected appraisal rights or dissenters’ rights as more fully described in “The Transactions — Appraisal Rights and Dissenters’ Rights” below, will cease to have any rights as shareholders of Kineta. In addition, no transfer of Kineta common stock after the Effective Time will be registered on the stock transfer books of Kineta.
If any Kineta stock certificate has been lost, stolen or destroyed, Yumanity may, in its discretion, and as a condition to the delivery of any shares of Yumanity common stock, require the owner of such lost, stolen or destroyed certificate to deliver an affidavit and indemnification agreement claiming such certificate has been lost, stolen or destroyed.
From and after the Effective Time, until it is surrendered, each certificate that previously evidenced Kineta common stock will be deemed to represent only the right to receive shares of Yumanity common stock, and cash in lieu of any fractional share of Yumanity common stock.
Yumanity will not pay dividends or other distributions on any shares of Yumanity common stock to be issued in exchange for any unsurrendered Kineta stock certificate until the Kineta stock certificate is surrendered as provided in the Merger Agreement.
Examples
For illustrative purposes only, the examples presented below calculate the Exchange Ratio under various Yumanity net cash scenarios, after giving effect to the Private Placement. These examples have assumed: (i) the Effective Time occurs on August 31, 2022, (ii) do not give effect to the Yumanity Reverse Stock Split, (iii) Yumanity outstanding shares and options at the Effective Time is equal to 10,987,459 (without giving effect to the Yumanity Reverse Stock Split), and (v) Kineta shares at the Effective Time is equal to 97,034,704 (on a fully-diluted, as-converted basis). For the purposes of this illustration, it is assumed that no Yumanity options will be net exercised for shares of Yumanity common stock. The table below excludes the available Yumanity option pools and certain out-of-the-money Yumanity stock options.
Net Cash	Exchange Ratio	Post-Merger Ownership by Yumanity Securityholders	Post-Merger Ownership of Kineta Securityholders
$5,500,000	0.74	11.3%	74.0%
$7,000,000	0.71	11.7%	73.1%
$8,500,000	0.68	12.1%	72.1%
$10,000,000	0.65	12.5%	71.2%
$11,500,000	0.62	12.9%	70.3%
$13,000,000	0.59	13.3%	69.5%
$14,500,000	0.57	13.6%	68.6%
Effective Time of the Merger
The Merger Agreement requires the parties to consummate the Merger within two business days after all of the conditions to the consummation of the Merger contained in the Merger Agreement are satisfied or waived, including the adoption of the Merger Agreement by the shareholders of Kineta and the approval by the Yumanity stockholders of, amongst other matters, the issuance of Yumanity common stock in the Merger in accordance with the terms of the Merger Agreement, an amendment to the certificate of incorporation of Yumanity effecting the proposed Yumanity Reverse Stock Split, and the issuance of shares of Yumanity common stock to the PIPE Investors in the Private Placement. The Merger will become effective upon the filing of articles of merger with the Secretary of State of the State of Washington or at such later time as is agreed by Yumanity and Kineta and specified in the articles of merger. Neither Yumanity nor Kineta can predict the exact timing of the consummation of the Merger.

Regulatory Approvals
In the United States, Yumanity must comply with applicable federal and state securities laws and the rules and regulations of Nasdaq in connection with the issuance of shares of Yumanity common stock and the filing of this proxy statement/prospectus/information statement with the SEC.
Additionally, each of Yumanity and Janssen has agreed that each party would make any appropriate filings, if necessary or advisable (in the opinion of Janssen), pursuant to any applicable antitrust, competition, fair trade or similar laws with respect to the transactions contemplated by the Asset Purchase Agreement as promptly as practicable.
Tax Treatment of the Transactions
Yumanity and Kineta intend the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Each of Yumanity and Kineta will use its reasonable best efforts to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, and will not take, nor permit or cause any of their respective affiliates to take, any action or cause any action to be taken that would cause the Merger to fail to qualify as a reorganization under Section 368(a) of the Code. For a description of certain material U.S. federal tax consequences of the Merger, see the section titled “— Certain Material U.S. Federal Income Tax Consequences of the Merger” below.
The proposed Asset Sale will be treated as a sale of corporate assets in exchange for cash, which is a taxable transaction for U.S. federal income tax purposes. For a description of certain material U.S. federal tax consequences of the Asset Sale, see the section titled “— Certain Material U.S. Federal Income Tax Consequences of the Asset Sale” below.
Certain Material U.S. Federal Income Tax Consequences of the Transactions
Certain Material U.S. Federal Income Tax Consequences of the Merger to U.S. Holders of Kineta Common Stock
The following is a discussion of material U.S. federal income tax consequences of the Merger applicable to U.S. Holders (as defined below) who exchange their Kineta common stock for Yumanity common stock in the Merger. This discussion is based on the Code, U.S. Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the IRS each as in effect as of the date hereof. These authorities are subject to change and differing interpretations. Any such change, which could be retroactive, could alter the tax consequences to holders of Kineta common stock as described herein. No advance ruling is being sought or obtained from the IRS regarding the U.S. federal income tax consequences of the Merger nor are the statements in this discussion binding on the IRS or a court. As a result, we cannot assure you that the tax considerations described in this discussion will not be challenged by the IRS or sustained by a court if so challenged.
This discussion does not address all U.S. federal income tax consequences that may be relevant to the particular circumstances of a Kineta common stockholder. In addition, it does not address consequences relevant to holders of Kineta common stock that are subject to particular U.S. or non-U.S. tax rules, including, without limitation:
•	persons who are not U.S. Holders as defined below;
•	persons who do not hold their Kineta common stock as a “capital asset” within the meaning of Section 1221 of the Code;
•	persons who hold their Kineta common stock in a functional currency other than the U.S. dollar;
•	persons who hold Kineta common stock that constitutes “qualified small business stock” under Section 1202 of the Code or as “Section 1244 stock” for purposes of Section 1244 of the Code;
•
persons holding Kineta common stock as part of an integrated investment (including a “straddle,” pledge against currency risk, “constructive” sale or “conversion” transaction or other integrated or risk reduction transactions) consisting of shares of Kineta common stock and one or more other positions;

•	banks, insurance companies, mutual funds, tax-exempt entities, financial institutions, broker-dealers, real estate investment trusts or regulated investment companies;
•	partnerships or other entities classified as partnerships or disregarded entities for U.S. federal income tax purposes (and investors therein);

•	persons who acquired their Kineta common stock pursuant to the exercise of compensatory options or in other compensatory transactions;
•	persons who acquired their Kineta common stock pursuant to the exercise of warrants or conversion rights under convertible instruments;
•	persons who acquired their Kineta common stock in a transaction subject to the gain rollover provisions of Section 1045 of the Code; and
•	persons who hold their Kineta common stock through individual retirement accounts or other tax-deferred accounts.
For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Kineta common stock that, for U.S. federal income tax purposes, is or is treated as:
•	an individual who is (or is treated as) a citizen or resident of the United States;
•
a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
•
a trust if either (i) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) are authorized or have the authority to control all substantial decisions of such trust, or (ii) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds Kineta common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. If you are a partnership or a partner of a partnership holding Kineta common stock or any other person excluded from this discussion, you should consult your tax advisor regarding the tax consequences of the Merger.
This discussion does not purport to be a complete analysis of all potential tax consequences of the Merger. In addition, the following discussion does not address (i) any U.S. federal non-income tax consequences of the Merger, including estate, gift or other tax consequences, (ii) any state, local or non-U.S. tax consequences of the Merger, (iii) the Medicare contribution tax on net investment income or the alternative minimum tax, (iv) the tax consequences of transactions effectuated before, after or at the same time as the Merger (whether or not they are in connection with the Merger), including, without limitation, transactions in which Kineta common stock is acquired, and (v) the tax consequences to holders of options, warrants or similar rights to acquire Kineta common stock. No ruling from the IRS has been or will be requested in connection with the Merger, and the IRS could adopt a position which could be sustained by a court contrary to that set forth in this discussion.
IN LIGHT OF THE FOREGOING, HOLDERS OF KINETA COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABLE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES, AND ANY TAX REPORTING REQUIREMENTS OF THE MERGER AND RELATED TRANSACTIONS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES. THIS DISCUSSION OF TAX CONSEQUENCES WAS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THE TAXPAYER.
Intended Tax Treatment of the Merger
Pursuant to the Merger, Merger Sub will be merged with and into Kineta with Kineta as the surviving entity. The parties to the Merger Agreement have also agreed that, immediately following the Merger, and as part of the same overall transaction as the Merger, Kineta will be merged with and into a direct, wholly owned limited liability company subsidiary of Yumanity with such limited liability company being the surviving entity. Yumanity and Kineta intend to treat the Merger, together with the subsequent merger of Kineta with and into such limited liability company subsidiary of Yumanity, as a “reorganization” within the meaning of Section 368(a) of the Code. Based upon customary assumptions and representations made by Yumanity (and its merger subsidiaries) and Kineta in tax representation letters delivered by such parties to Orrick, Herrington & Sutcliffe LLP, Kineta’s tax counsel, as well as certain covenants and undertakings of Yumanity (and its merger subsidiaries) and Kineta, Orrick, Herrington & Sutcliffe LLP is currently of the opinion that the Merger, together with the subsequent merger of Kineta with and into such limited liability company subsidiary of Yumanity, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. However, the qualification of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code depends on numerous facts and circumstances, some of which may change and/or may not be known until or following the closing of the Merger, and the closing of the Merger, and may cause the opinion of Orrick, Herrington & Sutcliffe LLP to no longer be in effect, and the closing of the Merger is not conditioned upon the occurrence of such facts. Further, such opinion of Orrick, Herrington & Sutcliffe LLP is dependent upon the continued correctness and compliance with the representations made by Yumanity (and its merger subsidiaries) and Kineta in the aforementioned tax representation letters as of the effective time of the Merger and/or thereafter, where relevant.
Subject to the qualifications and assumptions described in this proxy statement/prospectus/information statement, and assuming that the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, the tax consequences to U.S. Holders of Kineta common stock will be as follows:
•
a U.S. Holder generally will not recognize gain or loss upon the exchange of Kineta common stock for Yumanity common stock pursuant to the Merger, except to the extent of cash received in lieu of a fractional share of Yumanity common stock as described below;

•
a U.S. Holder who receives cash in lieu of a fractional share of Yumanity common stock in the Merger generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash received instead of a fractional share and the stockholder’s tax basis allocable to such fractional share;

•
a U.S. Holder’s aggregate tax basis for the shares of Yumanity common stock received in the Merger (including any fractional share interest for which cash is received) generally will equal the stockholder’s aggregate tax basis in the shares of Kineta common stock surrendered in the Merger;

•
the holding period of the shares of Yumanity common stock received by a U.S. Holder in the Merger generally will include the holding period of the shares of Kineta common stock surrendered in exchange therefor; and

•
if a U.S. Holder of shares of Kineta common stock acquired different blocks of shares of Kineta common stock at different times or at different prices, the shares of Yumanity common stock received in the Merger (including fractional shares deemed received and redeemed as described below) will be allocated pro rata to each block of shares of Kineta common stock, and the basis and holding period of such shares of Yumanity common stock will be determined on a block-for-block approach depending on the basis and holding period of each block of shares of Kineta common stock exchanged for such shares of Yumanity common stock.

Cash in Lieu of Fractional Shares
A U.S. Holder that receives cash in lieu of a fractional share of Yumanity common stock generally will be treated as having received such fractional share and then as having received such cash in redemption for such fractional share. Gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional share of Yumanity common stock and the portion of the U.S. Holder’s aggregate adjusted tax basis in the shares of Kineta common stock surrendered which is allocable to the fractional share of Yumanity common stock deemed received. Such gain or loss will generally be capital gain or loss and any such gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period in the Kineta common stock surrendered in the Merger is more than one year as of the effective date of the Merger. Long-term capital gains of non-corporate taxpayers are taxed at reduced U.S. federal income tax rates. The deductibility of capital losses is subject to limitations.
Tax Consequences if the Merger Fails to Qualify as a Reorganization
If the Merger fails to qualify as a reorganization within the meaning of Section 368(a) of the Code, then a U.S. Holder would recognize gain or loss upon the exchange of Kineta common stock for Yumanity common stock equal to the difference between the fair market value, at the time of the Merger, of the Yumanity common stock received in the Merger (including any cash received in lieu of a fractional share) and such U.S. Holder’s adjusted tax basis in the

Kineta common stock surrendered in the Merger. A U.S. Holder’s adjusted tax basis generally would equal the price the U.S. Holder paid for such shares. Such gain or loss would be long-term capital gain or loss if the Kineta common stock was held for more than one year at the time of the Merger. The deductibility of capital losses is subject to limitations. In such event, the aggregate tax basis of Yumanity common stock received in the Merger would equal its fair market value at the time of the consummation of the Merger, and the holding period of such Yumanity common stock would commence the day after the consummation of the Merger.
Information Reporting and Backup Withholding
If the merger qualifies as a “reorganization” under Section 368(a) of the Code, Treasury Regulations require certain U.S. Holders who are “significant holders” of Kineta common stock (generally, U.S. Holders who owned immediately before the Merger at least 1% (by vote or value) of the total outstanding stock of Kineta and each U.S. Holder with a basis in their Kineta common stock of $1,000,000 or more) to comply with certain reporting requirements. Significant holders generally are required to attach a statement to their tax returns for the year in which the Merger is consummated that contains the information listed in Treasury Regulation Section 1.368-3(b). Such statement must include the U.S. Holder’s tax basis in such holder’s Kineta common stock surrendered in the Merger, the fair market value of such stock, the date of the Merger and the name and employer identification number of each of Kineta and Yumanity. U.S. Holders should consult their tax advisors to determine whether they are significant holders required to provide the foregoing statement. As provided in Treasury Regulations Section 1.368-3(d), each holder who receives Yumanity common stock in the Merger is required to retain permanent records pertaining to the Merger, and make such records available to any authorized IRS officers and employees.
A U.S. Holder of Kineta common stock may be subject to information reporting and backup withholding for U.S. federal income tax purposes on cash paid in lieu of fractional shares in connection with the Merger. The current backup withholding rate is 24%. Backup withholding will not apply, however, to a holder who (i) furnishes a correct taxpayer identification number and certifies the holder is not subject to backup withholding on IRS Form W-9, (ii) provides a certification of foreign status on an appropriate IRS Form W-8 or (iii) otherwise establishes the holder is exempt from backup withholding. If a U.S. Holder does not provide a correct taxpayer identification number on IRS Form W-9 or other proper certification, the stockholder may be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or allowed as a credit against such stockholder’s federal income tax liability, if any, provided the required information is timely furnished to the IRS. U.S. Holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption. In the event a U.S. Holder is subject to backup withholding, such stockholder should see his, her, or its tax advisor to determine if he, she or it is entitled to any tax credit, tax refund or other tax benefit as a result of such backup withholding.
Certain Material U.S. Federal Income Tax Consequences of the Asset Sale
The proposed Asset Sale will be treated as a sale of corporate assets in exchange for cash. The proposed Asset Sale is a taxable transaction for U.S. federal income tax purposes, and Yumanity anticipates that it will recognize a gain for U.S. federal income tax purposes as a result of the Asset Sale. However, if Yumanity recognizes any gain as a result of the Asset Sale, Yumanity currently expect that its tax attributes, including any available net operating loss carry forwards, will be available to offset all or a portion of our U.S. federal income tax liability resulting from such gain. The determination of whether Yumanity will recognize gain or loss on the Asset Sale and whether and to what extent Yumanity’s tax attributes will be available is complex and is based in part upon facts that will not be known until the completion of the Asset Sale. Therefore, it is possible that Yumanity will incur a U.S. federal income tax liability as a result of the proposed Asset Sale.
In connection with the closing of the Asset Sale, Yumanity plans to distribute any remaining available cash proceeds from the Asset Sale to Yumanity stockholders via a one-time distribution, net of any amounts retained for outstanding obligations and net cash requirements associated with the closing of the Merger. The amount of such dividend (if any) is currently uncertain, pending the determination of Yumanity’s outstanding obligations and net cash position as of the closing of the Merger. A U.S. Holder generally will be required to include in gross income as dividends the amount of proceeds received in connection with such a distribution to the extent the distribution is paid out of Yumanity’s current (as measured through the end of our taxable year that includes the distribution) or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of such earnings and profits generally will be treated as a return of capital that will be applied against and reduce your basis in your shares (but not below zero), with any remaining excess treated as gain from the sale or exchange of such shares.

Dividends paid by Yumanity to corporate U.S. Holders generally will be eligible for the dividends-received deduction allowed to domestic corporations in respect of dividends received from other domestic corporations so long as such corporate holder satisfy the holding period requirement for the dividends-received deduction. For non-corporate U.S. Holder, under tax laws currently in effect, dividends generally will be taxed at the lower applicable long-term capital gains so long as such holder satisfy the holding period requirement of at least sixty days which begins within a certain number of days before the ex dividend date for such qualified dividend income.
The Nasdaq Stock Market Listing
Yumanity common stock currently is listed on the Nasdaq Capital Market under the symbol “YMTX”. Yumanity has agreed to use commercially reasonable efforts to obtain approval for listing on Nasdaq the shares of Yumanity common stock that Kineta shareholders will be entitled to receive pursuant to the Merger. In addition, under the Merger Agreement, each party’s obligation to complete the Merger is subject to the satisfaction or waiver by each of the parties, at or prior to the Merger, of various conditions, including that the approval of the listing of the shares of Yumanity common stock that Kineta shareholders will be entitled to receive pursuant to the Merger be obtained and the shares of Yumanity common stock to be issued in the Merger be approved for listing on Nasdaq as of the consummation of the Merger.
Yumanity has filed an initial listing application with the Nasdaq Capital Market. If such application is accepted, Yumanity anticipates that its common stock will be listed on the Nasdaq Capital Market following the consummation of the Merger under the trading symbol “KA.”
Anticipated Accounting Treatment
The Merger is expected to be treated by Yumanity as a reverse merger accounted for as an asset acquisition in accordance with accounting principles generally accepted in the United States. For accounting purposes, Kineta is considered to be acquiring Yumanity in this transaction. In accordance with the accounting guidance under Accounting Standards Codification Topic 805, Business Combinations, the Merger is considered an asset acquisition based upon the terms of the Merger and other factors including: (a) Kineta will retain a majority voting and equity interest in the combined organization; (b) the Kineta executive management team will be the management team of the combined organization; and (c) Kineta directors will hold the largest board of director representation in the combined organization.
To determine the accounting for this transaction under U.S. GAAP, a company must assess whether an integrated set of assets and activities should be accounted for as an acquisition of a business or an asset acquisition. The guidance requires an initial screen test to determine if substantially all of the fair value of the gross assets acquired is concentrated in a single asset or group of similar assets. If that screen test is met, the operations acquired are not a business. The initial screen test is not met as there is no single asset or group of similar assets for Yumanity that will represent a significant majority in this acquisition. However, as of the Merger, Yumanity will not have an organized workforce that significantly contributes to its ability to create output. As such, the acquisition is expected to be treated as an asset acquisition. Management of Yumanity and Kineta have made a preliminary estimated purchase price of $25.3 million as described in Note 3 to the unaudited pro forma condensed combined financial statements and is subject to change and interpretation. The net tangible and intangible assets acquired and liabilities assumed in connection with the transaction are at their estimated Merger date fair values. A final determination of these estimated fair values, which cannot be made prior to the completion of the transaction, will be based on the actual net tangible and intangible assets of Yumanity that exist as of the date of completion of the transaction.
The Asset Sale will be accounted for as a gain on sale of assets by Yumanity, as that term is used under generally accepted accounting principles, for accounting and financial reporting purposes.
Appraisal Rights and Dissenters’ Rights
Delaware Law
Holders of Yumanity common stock are not entitled to appraisal rights under Delaware law in connection with the Transactions.
Washington Law
In accordance with Chapter 23B.13 of the WBCA and Article II(C) of Kineta’s amended and restated articles of incorporation, as permitted by Section 23B.07.210 of the WBCA, only shareholders of Kineta voting common stock have the right to dissent from the Merger and to receive payment in cash for the fair value of their shares of Kineta voting common stock. Kineta shareholders electing to exercise dissenters’ rights must comply with the provisions of Chapter 23B.13 of the WBCA in order to perfect their rights. Kineta will require strict compliance with the statutory procedures. The following is intended as a brief summary of the material provisions of the Washington statutory procedures required to be followed by a Kineta shareholder in order to dissent from the Merger and perfect the shareholder’s dissenters’ rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Chapter 23B.13 of the WBCA, the full text of which is set forth in Annex D.
A Kineta shareholder who wishes to assert dissenters’ rights must (a) deliver to Kineta notice of the shareholder’s intent to demand payment for the shareholder’s shares of Kineta voting common stock if the Merger is effected, and (b) not vote such shares in favor of the Merger. A shareholder wishing to deliver such notice should hand deliver or mail such notice to Kineta at the following address within the requisite time period:
219 Terry Avenue North, Suite 300
Seattle, WA 98109
A Kineta shareholder who does not deliver to Kineta prior to    , 2022 the shareholder’s intent to demand payment for the fair value of the shares, which notice must comply with Section 23B13.230 of the WBCA, will lose the right to exercise dissenters’ rights. In addition, any Kineta shareholder electing to exercise dissenters’ rights must either vote against the Merger or abstain from casting any vote in a meeting of the shareholders or executing any written consent of the shareholders in favor of the Merger.
Within 30 days after the effective date of the Merger or receipt of the payment demand, whichever is later, Kineta will pay each dissenter with properly perfected dissenters’ rights Kineta’s estimate of the fair value of the shareholder’s interest, plus accrued interest from the effective date of the Merger. “Fair value” means the value of the shares immediately before the effective date of the Merger, excluding any appreciation or depreciation in anticipation of the Merger. The rate of interest is generally required to be the average rate at which Kineta currently borrows money on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.
A dissenter who is dissatisfied with Kineta’s estimate of the fair value or believes that interest due is incorrectly calculated may notify Kineta of the dissenter’s estimate of the fair value and amount of interest due within 30 days after the date Kineta makes or offers payment for such dissenter’s shares. If Kineta does not accept the dissenter’s estimate and the parties do not otherwise settle on a fair value then Kineta must, within 60 days after receiving the dissenter’s payment demand, petition a court to determine the fair value and accrued interest.
No Kineta shareholder who has validly exercised its dissenters’ rights pursuant to Chapter 23B.13 of the WBCA (a “dissenting shareholder”) with respect to its Kineta common stock (such shares, “dissenting shares”) will be entitled to receive any portion of the Merger consideration with respect to the dissenting shares owned by such dissenting shareholder unless and until such dissenting shareholder fails to perfect or otherwise waives, withdraws or loses its dissenting rights under the WBCA. Each dissenting shareholder will be entitled to receive only the payment resulting from the procedure set forth in Chapter 23B.13 of the WBCA with respect to the dissenting shares owned by such dissenting shareholder. Kineta will give Yumanity prompt written notice of any demand received by Kineta from a dissenting shareholder, any attempted withdrawal of any such demand and any other instrument served pursuant to the WBCA, and received by Kineta relating to rights to be paid the fair value of dissenting shares. Notwithstanding anything to the contrary contained in the Merger Agreement, the dissenting shareholders will have no rights to any portion of the Merger consideration with respect to any dissenting shares.
FAILING TO FOLLOW PROPER STATUTORY PROCEDURES WILL RESULT IN LOSS OF DISSENTERS’ RIGHTS. In view of the complexity of Chapter 23B.13 of the WBCA, holders of shares of Kineta common stock who may wish to pursue dissenters’ rights should consult their legal and financial advisors.

THE MERGER AGREEMENT
The following is a summary of the material terms of the Merger Agreement. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus/information statement and is incorporated by reference into this proxy statement/prospectus/information statement. The Merger Agreement has been attached to this proxy statement/prospectus/information statement to provide you with information regarding its terms. It is not intended to provide any other factual information about Yumanity, Kineta or Merger Sub. The following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. You should refer to the full text of the Merger Agreement for details of the Merger and the terms and conditions of the Merger Agreement.
The Merger Agreement contains representations and warranties that Yumanity and Merger Sub, on the one hand, and Kineta, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the Merger Agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules exchanged by the parties in connection with signing the Merger Agreement. While Yumanity and Kineta do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached Merger Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about Yumanity, Merger Sub or Kineta, because they were made as of specific dates, may be intended merely as a risk allocation mechanism between Yumanity, Merger Sub and Kineta and are modified by the disclosure schedules. If Yumanity or Kineta becomes aware of material facts that contradict the representations and warranties in the Merger Agreement, Yumanity or Kineta, as applicable, will disclose those material facts in the public filings that it makes with the SEC if it determines that it has a legal obligation to do so.
General
Under the Merger Agreement, Merger Sub, a Washington corporation and wholly-owned subsidiary of Yumanity formed by Yumanity in connection with the Merger, will merge with and into Kineta, with Kineta surviving as a wholly-owned subsidiary of Yumanity.
Merger Consideration
At the Effective Time, all outstanding shares of Kineta common stock, Kineta RSUs and all outstanding options and warrants to purchase Kineta common stock, respectively, shall convert into the right to receive Yumanity common stock, options, restricted stock units or warrants as follows:
•
each share of Kineta common stock outstanding immediately prior to the Effective Time (excluding shares held as treasury stock or owned by any of Kineta, any subsidiary of Kineta or Merger Sub, and shares held by shareholders who have exercised and perfected appraisal rights or dissenters’ rights as more fully described in “The Transactions—Appraisal Rights and Dissenters’ Rights” (each such share, a “dissenting share”)) will automatically be converted into the right to receive a number of shares of Yumanity common stock determined by the Exchange Ratio and subject to adjustment to account for the proposed Yumanity Reverse Stock Split. The Exchange Ratio, currently estimated as 0.65, is based upon Yumanity’s and Kineta’s capitalization immediately prior to the date of this proxy statement/prospectus/information statement, and will be adjusted based on the amount of Yumanity net cash at the closing of the Merger and changes in the capitalization of Yumanity or Kineta prior to the closing of the Merger;

•
each option to purchase shares of Kineta common stock outstanding and unexercised immediately prior to the Effective Time will be assumed by Yumanity and will become an option, subject to vesting, to purchase that number of shares of the common stock of Yumanity multiplied by the Exchange Ratio (and rounding down to the nearest whole number), at an exercise price equal to the per share exercise price of such Kineta option divided by the Exchange Ratio (and rounding up to the nearest whole cent) subject to adjustment to account for the proposed Yumanity Reverse Stock Split;

•
each Kineta RSU outstanding immediately prior to the Effective Time will be assumed by Yumanity and will become, subject to vesting, a restricted stock unit with respect to that number of shares of common stock of Yumanity equal to the number of shares of Kineta common stock that were subject to such Kineta RSU, as in effect immediately prior to the Effective Time, multiplied by the Exchange Ratio (and rounding down to the nearest whole number) subject to adjustment to account for the proposed Yumanity Reverse Stock Split; and
•
each warrant to purchase shares of Kineta common stock outstanding and unexercised immediately prior to the Effective Time will be assumed by Yumanity and will become a warrant to purchase that number of shares of the Yumanity common stock multiplied by the Exchange Ratio (and rounding down to the nearest whole number), at an exercise price equal to the per share exercise price of such Kineta warrant divided by the Exchange Ratio (and rounding up to the nearest whole cent) subject to adjustment to account for the proposed Yumanity Reverse Stock Split.

The Exchange Ratio provided herein is an estimate based upon Yumanity’s and Kineta’s capitalization numbers immediately prior to the date of this proxy statement/prospectus/information statement. The final Exchange Ratio will be adjusted based on the amount of Yumanity net cash at the closing of the Merger, and changes in the capitalization of Yumanity or Kineta prior to the closing of the Merger. The final Exchange Ratio is the quotient determined by dividing the Surviving Corporation Allocation Shares (as described below) by the total number of shares of Kineta capital stock outstanding immediately prior to the closing of the Merger as expressed on a fully diluted and as-converted basis.
The “Surviving Corporation Allocation Shares” is the number determined by first dividing the total number of shares of Yumanity Outstanding Shares by the Yumanity Allocation Percentage and then subtracting the Yumanity Outstanding Shares. The Yumanity Allocation Percentage is derived by dividing the Yumanity Valuation (as defined in the Merger Agreement) of $34 million, adjusted as described below, by the sum of the Yumanity Valuation and the “Company Valuation” (as defined in the Merger Agreement), or $228 million, provided that the Yumanity Valuation is subject to (i) an increase on a dollar-for-dollar basis by the amount that Yumanity’s net cash at the closing of the Merger is greater than $10 million and (ii) a reduction on a dollar-for-dollar basis by the amount that Yumanity’s net cash at the closing of the Merger is less than $10 million; provided that if Yumanity continues to own the Purchased Assets at the closing of the Merger, Yumanity’s net cash will be increased by $7.5 million; provided, further, that if Kineta fails to deliver financial statements of Kineta complying in form and substance with all requirements to be included in the Registration Statement, of which this proxy statement/prospectus/information statement is a part, Yumanity’s net cash would be increased by $35,000 for each day following July 31, 2022 until Kineta delivered such financial statements. As such financial statements were delivered by Kineta on July 31, 2022, Yumanity’s net cash will not be adjusted for purposes of determining the Yumanity Valuation.
The Merger Agreement does not include a price-based termination right, so there will be no adjustment to the total number of shares of Yumanity common stock that Kineta shareholders, optionholders, Kineta RSU holders and warrantholders will be entitled to receive for changes in the market price of Yumanity common stock. Accordingly, the market value of the shares of Yumanity common stock issued pursuant to the Merger will depend on the market value of the shares of Yumanity common stock at the time the Merger closes, and could vary significantly from the market value on the date of this proxy statement/prospectus/information statement. No fractional shares of Yumanity common stock will be issuable pursuant to the Merger to Kineta shareholder. Instead, each Kineta shareholder who would otherwise be entitled to receive a fraction of a share of Yumanity common stock, after aggregating all fractional shares of Yumanity common stock issuable to such shareholder, will be entitled to receive in cash the dollar amount, rounded to the nearest whole cent, without interest, determined by multiplying such fraction by the closing price of a share of Yumanity common stock as quoted on Nasdaq, on the date the Merger becomes effective.
The Merger Agreement provides that, at the Effective Time, Yumanity will deposit with an exchange agent acceptable to Yumanity and Kineta stock certificates or non-certificated shares represented by book entry representing the shares of Yumanity common stock issuable to the Kineta shareholders and a sufficient amount of cash to make payments in lieu of fractional shares.
The Merger Agreement provides that, promptly after the Effective Time, the exchange agent will mail to each record holder of Kineta common stock immediately prior to the Effective Time a letter of transmittal and instructions for surrendering and exchanging the record holder’s Kineta stock certificates for shares of Yumanity common stock.

Upon surrender of a Kineta stock certificate for exchange to the exchange agent, together with a duly signed letter of transmittal and such other documents as the exchange agent or Yumanity may reasonably require, the Kineta stock certificate surrendered will be cancelled and the holder of the Kineta stock certificate will be entitled to receive the following:
•
a certificate (or non-certificated book entry) representing the number of whole shares of Yumanity common stock that such holder has the right to receive pursuant to the provisions of the Merger Agreement;

•	cash in lieu of any fractional share of Yumanity common stock; and
•	dividends or other distributions, if any, declared or made with respect to Yumanity common stock with a record date after the Effective Time.
At the Effective Time, all holders of certificates representing shares of Kineta common stock that were outstanding immediately prior to the Effective Time (other than dissenting shares) will cease to have any rights as shareholders of Kineta. In addition, no transfer of Kineta common stock after the Effective Time will be registered on the stock transfer books of Kineta.
If any Kineta stock certificate has been lost, stolen or destroyed, Yumanity may, in its discretion, and as a condition to the delivery of any certificate or book entry representing shares of Yumanity common stock, require the owner of such lost, stolen or destroyed certificate to deliver an affidavit and indemnification agreement claiming such certificate has been lost, stolen or destroyed.
From and after the Effective Time, until it is surrendered, each certificate that previously evidenced Kineta common stock (other than dissenting shares) will be deemed to represent only the right to receive shares of Yumanity common stock and cash in lieu of any fractional share of Yumanity common stock. Yumanity will not pay dividends or other distributions on any shares of Yumanity common stock to be issued in exchange for any unsurrendered Kineta stock certificate until the Kineta stock certificate is surrendered as provided in the Merger Agreement.
Treatment of Kineta Stock Options, Kineta RSUs and Warrants
At the Effective Time, each option to purchase Kineta common stock that is outstanding and unexercised immediately prior to the Effective Time under the Kineta Equity Incentive Plans, whether or not vested, will automatically and without any action on the part of the holder thereof, be converted into an option to purchase Yumanity common stock. Yumanity will assume the Kineta Equity Incentive Plans and each option to purchase Kineta common stock. All rights with respect to Kineta common stock under Kineta options assumed by Yumanity will be converted into rights with respect to Yumanity common stock. Accordingly, from and after the Effective Time, each Kineta stock option assumed by Yumanity may be exercised for such number of shares of Yumanity common stock as is determined by multiplying the number of shares of Kineta common stock subject to the option by the Exchange Ratio (which is subject to adjustments to account for the effect of the proposed Yumanity Reverse Stock Split) and rounding that result down to the nearest whole number of shares of Yumanity common stock. The per share exercise price of each converted option will be determined by dividing the existing exercise price of the option by the Exchange Ratio (which is subject to adjustments to account for the effect of the proposed Yumanity Reverse Stock Split prior to the consummation of the Merger) and rounding that result up to the nearest whole cent. Any restrictions on the exercise of any Kineta option assumed by Yumanity will continue following the conversion and the term, exercisability, vesting schedules and other provisions of assumed Kineta options will generally remain unchanged; provided, that the Yumanity board of directors will succeed to the authority of the Kineta board of directors with respect to each assumed Kineta option.
At the Effective Time, each Kineta RSU that is outstanding immediately prior to the Effective Time under the Kineta Equity Incentive Plans, whether or not vested, will automatically and without any action on the part of the holder thereof, be converted into and become a restricted stock unit with respect to Yumanity common stock, and Yumanity will assume each such Kineta RSU in accordance with the terms of the Kineta Equity Incentive Plans and the terms of the restricted stock unit agreement by which such Kineta RSU is evidenced. All rights with respect to Kineta common stock under Kineta RSUs assumed by Yumanity will thereupon be converted into rights with respect to Yumanity common stock. Accordingly, from and after the Effective Time each Kineta RSU assumed by Yumanity may be settled solely for Yumanity common stock. The number of shares of Yumanity common stock subject to each Kineta RSU assumed by Yumanity will be determined by multiplying the number of shares of Kineta common stock that were subject to such Kineta RSU, as in effect immediately prior to the Effective Time, by the Exchange Ratio and rounding the resulting number down to the nearest whole number of shares of Yumanity common stock. Any restriction on the settlement of any Kineta RSU assumed by Yumanity will continue in full force and effect and the term, vesting schedule and other provisions of such Kineta RSU will otherwise remain generally unchanged; provided, that the Yumanity board of directors will succeed to the authority of the Kineta board of directors with respect to each assumed Kineta RSU.
At the Effective Time, each warrant to purchase Kineta common stock that is outstanding and unexercised immediately prior to the Effective Time will be converted into and become a warrant to purchase shares of Yumanity common stock and Yumanity will assume each such warrant in accordance with its terms. All rights with respect to Kineta common stock under warrants assumed by Yumanity will thereupon be converted into rights with respect to shares of Yumanity common stock. Accordingly, from and after the Effective Time, each warrant to purchase Kineta common stock assumed by Yumanity may be exercised solely for shares of Yumanity common stock. The number of shares of Yumanity common stock subject to each warrant assumed by Yumanity will be determined by multiplying the number of shares of Kineta common stock, or the number of shares of Kineta common stock issuable upon exercise of such warrants, that were subject to such warrant immediately prior to the Effective Time by the Exchange Ratio and rounding the resulting number down to the nearest whole number of shares of Yumanity common stock. The per share exercise price for the shares of Yumanity common stock issuable upon exercise of each warrant to purchase Kineta common stock assumed by Yumanity will be determined by dividing the per share exercise price of Kineta common stock subject to such Warrant, as in effect immediately prior to the Effective Time, by the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent. Any restriction on any warrant to purchase Kineta common stock assumed by Yumanity will continue in full force and effect and the term and other provisions of such warrant will otherwise remain unchanged.
Treatment of Yumanity Stock Options, Yumanity RSUs and Yumanity RSAs
Pursuant to the Merger Agreement, each Yumanity RSU and each Yumanity RSA that is outstanding immediately prior to the Effective Time will be fully accelerated as of immediately prior to the Effective Time, and each former holder of any such Yumanity RSU or Yumanity RSA shall be entitled to receive or retain and shall be deemed to hold a number of shares of Yumanity common stock equal to the total number of shares of Yumanity common stock subject to such Yumanity RSU or Yumanity RSA, less the number of shares of Yumanity common stock having a fair market value (which, for this purpose, shall be the closing price per share of Yumanity common stock immediately prior to the Effective Time) equal to the amount necessary to satisfy the tax withholding obligation (rounded up to the nearest whole share), unless prior to such time the holder has made arrangements satisfactory to Yumanity to satisfy such tax withholding obligation pursuant to another method.
Similarly, pursuant to the Merger Agreement, each outstanding unexercised option to purchase Yumanity common stock will be fully accelerated as of immediately prior to the Effective Time. Each Yumanity In the Money Yumanity Option shall be automatically deemed to be exercised in full by the holder thereof, and in connection with such exercise, each holder will be issued and will be deemed to hold a number of shares of Yumanity common stock equal to (i) the total number of shares of Yumanity common stock subject to such In the Money Yumanity Option, less (ii) the number of shares of Yumanity common stock having a fair market value (which, for this purpose, shall be the closing price per share of Yumanity common stock immediately prior to the Effective Time) that does not exceed the aggregate exercise price of such award (with the balance of the aggregate exercise price to be paid in cash by the holder), less (iii) the number of shares of Yumanity common stock having a fair market value (which, for this purpose, shall be the closing price per share of Yumanity common stock immediately prior to the Effective Time) equal to the amount necessary to satisfy the tax withholding obligation (rounded up to the nearest whole share), unless prior to such time the holder has made arrangements satisfactory to Yumanity to satisfy such tax withholding obligation pursuant to another method. Each Yumanity stock option that is not an In the Money Yumanity Option will be cancelled as of the Effective Time with no consideration payable to the holder therefore.
Directors and Officers of Yumanity Following the Merger
Pursuant to the Merger Agreement, Yumanity and Kineta will obtain the resignation of officers and directors who will not continue as officers and directors of the combined organization. Prior to the Effective Time, the Yumanity board of directors will appoint board designees selected by Kineta, with such appointment effective at the Effective Time. Immediately after the Effective Time, the Yumanity board of directors will consist of six (6) members, three (3) of whom will be designated by Kineta, two (2) of whom will be designated by members of the Yumanity board of directors existing as of the signing of the Merger Agreement, subject to prior approval and consent by Kineta (such consent not to be unreasonably withheld, conditioned or delayed), and one (1) will be the Chief Executive Officer of Kineta. The composition of the Yumanity board of directors following the Effective Time in the aggregate are expected to satisfy the requisite independence requirements, as well as the sophistication and independence requirements for the required committees, pursuant to Nasdaq listing requirements. It is anticipated that after the Effective Time, the Yumanity board of directors will be the following:
Shawn Iadonato, Ph.D.
Marion R. Foote, M.B.A.
Raymond Bartoszek, M.B.A.
Jiyoung Hwang
Richard Peters, M.D., Ph.D.
David Arkowitz, M.B.A.
It is anticipated that the executive officers of Yumanity (each of whom is an executive officer of Kineta) upon the consummation of the Merger will be:
Shawn Iadonato, Ph.D.
Craig W. Philips, M.B.A.
Keith Baker
Thierry Guillaudeux, Ph.D.
Pauline Kenny, Esq.
Amendment to Certificate of Incorporation of Yumanity
Stockholders of record of Yumanity common stock on the record date for the Yumanity special meeting will also be asked to approve the amendment to the certificate of incorporation of Yumanity to effect the proposed Yumanity Reverse Stock Split, which requires the affirmative vote of holders of a majority of the outstanding Yumanity common stock on the record date for the Yumanity special meeting.
Conditions to the Completion of the Merger
Each party’s obligation to complete the Merger is subject to the satisfaction or waiver by each of the parties, at or prior to the Merger, of various conditions, which include, amongst other matters, the following:
•
the Registration Statement, of which this proxy statement/prospectus/information statement is a part, must have become effective in accordance with the provisions of the Securities Act and must not be subject to any stop order or proceeding, or any proceeding threatened by the SEC, seeking a stop order;

•
there must not have been issued any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger or transactions contemplated by the Merger Agreement by any court of competent jurisdiction or other governmental entity of competent jurisdiction that remains in effect, and no law, statute, rule, regulation, ruling or decree shall be in effect which has the effect of making the consummation of the Merger or transactions contemplated by the Merger Agreement illegal;

•
the holders of a majority of the shares of Yumanity common stock having voting power representing a majority of the shares of Yumanity common stock must have approved the Yumanity stockholder Proposals described in this proxy statement/prospectus/information statement;

•
The existing shares of Yumanity common stock must be continually listed on Nasdaq from the date of the Merger Agreement through the closing of the Merger, and Yumanity must have caused the shares of Yumanity common stock to be issued in the Merger to be approved for listing on Nasdaq (subject to official notice of issuance) as of the consummation of the Merger;

•
a minimum aggregate of $27.5 million must be received prior to, or substantially simultaneously with, the closing of the Merger by Yumanity from the PIPE Investors in the Private Placement and any other interim financing conducted by Kineta prior to the closing of the Merger; and

•
there must not be any legal proceeding pending by an official of any governmental body in which such governmental body indicates that it intends to take any action challenging or seeking to restrain or prohibit the consummation of the Merger or the transactions contemplated by the Merger Agreement.

In addition, each party’s obligation to complete the Merger is further subject to the satisfaction or waiver by that party of, amongst other matters, the following additional conditions:
•
the representations and warranties of the other party regarding capitalization must be true and correct in all respects as of the date of the Merger Agreement and must be true and correct in all respects at and as of the closing date of the Merger as if made on and as of such time or, if such representations and warranties address matters as of a particular date, then as of that particular date, except for such inaccuracies which are de minimis, individually or in the aggregate;

•
the remaining representations and warranties of the other party in the Merger Agreement must be true and correct on the date of the Merger Agreement and on the closing date of the Merger with the same force and effect as if made on the closing date of the Merger or, if such representations and warranties address matters as of a particular date, then as of that particular date, except where the failure of such representations and warranties to be true and correct, in each case or in the aggregate, would not reasonably be expected to have a material adverse effect;

•
the other party to the Merger Agreement must have performed or complied in all material respects with all covenants and obligations in the Merger Agreement required to be performed or complied with by it on or before the consummation of the Merger; and

•	the other party must have delivered certain certificates and other documents required under the Merger Agreement for the consummation of the Merger.
In addition, the obligations of Yumanity and Merger Sub to complete the Merger are further subject to the satisfaction or waiver of the following conditions:
•	Kineta must have terminated certain agreements entered into between Kineta and its stockholders;
•
Kineta must have delivered to Yumanity written resignations, executed by the officers and directors of Kineta who will not be officers or directors of the surviving corporation following the Effective Time;

•	the lock-up agreements executed by certain officers, directors and shareholders of Kineta must continue to be in full force and effect as of immediately following the Effective Time;
•
Kineta must have delivered to Yumanity a signed statement that Kineta is not (and has not been for the applicable period specified in Section 897(c)(1)(A)(ii) of the Code) a “United States real property holding corporation” as defined in Section 897(c)(2) of the Code and the applicable Treasury Regulations;

•	Kineta must have delivered a closing financial certificate signed by its Chief Executive Officer certifying the accuracy of Kineta’s balance sheet at the closing of the Merger; and
•
there shall have been no effect, change, condition, event, circumstance, occurrence, result, state of facts or development (each, an “Effect”) that, considered together with all other Effects, is or would reasonably be expected to be materially adverse to the business, financial condition, assets (including intellectual property), operations or financial performance of Kineta and their subsidiaries, taken as a whole, or the ability of Kineta to consummate the Merger or any of the other transactions contemplated by the Merger Agreement or to perform any of its covenants or obligations under the Merger Agreement in all material respects, each referred to as a material adverse effect as it relates to Kineta, that is continuing.

The Merger Agreement provides that certain events shall not be considered a material adverse effect to Kineta, including without limitation:
•
any conditions generally affecting the industries in which Kineta and its subsidiaries participate or the United States or global economy or capital markets as a whole, to the extent such conditions do not have a materially disproportionate impact on Kineta and its subsidiaries taken as a whole;

•
any failure by Kineta or any of their subsidiaries to meet internal projections or forecasts or third party revenue or earnings predictions for any period ending on or after the date of the Merger Agreement;

•
any Effect resulting from the execution, delivery, announcement or performance of the obligations under the Merger Agreement or the announcement, pendency or anticipated consummation of the Merger or the transactions contemplated by the Merger Agreement;

•
any natural disaster, any public health event (including any epidemic, pandemic, or disease outbreak (including the COVID-19 virus)) or any acts of terrorism, sabotage, military action or war, whether or not declared, or any escalation or worsening thereof to the extent they do not disproportionately affect Kineta and their subsidiaries taken as a whole;

•	any specific action taken at the written request of Yumanity or Merger Sub or expressly required by the Merger Agreement; or
•	any change in U.S. GAAP or any change in applicable laws, rules or regulations after the date of the Merger Agreement.
In addition, the obligations of Kineta to complete the Merger are further subject to the satisfaction or waiver of, amongst other matters, the following conditions:
•
Yumanity must have delivered to Kineta executed severance agreements (including releases of Yumanity) from employees not continuing with Yumanity following the closing of the Merger and written resignations of the officers and directors of Yumanity that are not continuing as officers and directors of Yumanity following the Merger;

•
Yumanity must have delivered to Kineta lock-up agreements from each executive officer and director continuing with Yumanity or any subsidiary of Yumanity following the closing of the Merger who is a Yumanity stockholder;

•	Yumanity must have caused the new board members of Yumanity, specified in the Merger Agreement, to be elected;
•
Yumanity must have delivered a closing financial certificate signed by its Chief Executive Officer certifying (a) an itemized list of Yumanity’s consolidated current assets and consolidated current liabilities, (b) the amount of transaction expenses incurred but unpaid by Yumanity at the closing of the Merger, (c) the amount of Yumanity debt at the closing of the Merger, and (d) the amount of Yumanity net cash at the closing of the Merger, which must include that Yumanity has no less than $7,500,000 of net cash at the closing of the Merger;

•	Yumanity shall have no outstanding indebtedness (other than indebtedness permitted under the Merger Agreement);
•	Yumanity’s net cash at closing shall not be less than $7.5 million; and
•
there shall have been no effect, change, condition, event, circumstance, occurrence, result, state of facts or development (each, an “Effect”) that, considered together with all other Effects, is or would reasonably be expected to be materially adverse to the business, financial condition, assets (including intellectual property), operations or financial performance of Yumanity and its subsidiaries, taken as a whole, or the ability of Yumanity to timely consummate the Merger or any of the other transactions contemplated by the Merger Agreement or to perform any of its covenants or obligations under the Merger Agreement in all material respects, each referred to as a material adverse effect as it relates to Yumanity, that is continuing.

The Merger Agreement provides that certain events shall not be considered a material adverse effect to Yumanity, including without limitation:
•
any conditions generally affecting the industries in which Yumanity and its subsidiaries participate or the United States or global economy or capital markets as a whole, to the extent such conditions do not have a materially disproportionate impact on Yumanity and its subsidiaries taken as a whole;

•
any failure by Yumanity or any of its subsidiaries to meet internal projections or forecasts or third party revenue or earnings predictions for any period ending on or after the date of the Merger Agreement;

•
any Effect resulting from the execution, delivery, announcement or performance of the obligations under the Merger Agreement or the announcement, pendency or anticipated consummation of the Merger or the transactions contemplated by the Merger Agreement;

•
any natural disaster, any public health event (including any epidemic, pandemic, or disease outbreak (including the COVID-19 virus)) or any acts of terrorism, sabotage, military action or war, whether or not declared, or any escalation or worsening thereof to the extent they do not disproportionately affect Yumanity and its subsidiaries taken as a whole;

•	any specific action taken at the written request of Kineta or expressly required by the Merger Agreement; or
•	any change in U.S. GAAP or any change in applicable laws, rules or regulations after the date of the Merger Agreement.
Each of Yumanity and Kineta may waive any or all of the conditions to the closing of the proposed Merger that are for its benefit to the extent permitted by applicable law. Yumanity and Kineta do not believe that applicable law would permit them to waive (i) the condition for obtaining approval from Yumanity’s stockholders of Proposal No. 1 of the Yumanity stockholder Proposals or (ii) the condition for obtaining approval of the proposed Merger from Kineta’s shareholders.
Representations and Warranties
The Merger Agreement contains customary representations and warranties of Yumanity and Kineta for a transaction of this type relating to, among other things:
•	corporate organization and power, and similar corporate matters;
•	subsidiaries;
•	capitalization;
•	financial statements and with respect to Yumanity, documents filed with the SEC and the accuracy of information contained in those documents;
•	the absence of material changes or events;
•	title to assets;
•	real property and leaseholds;
•	intellectual property;
•	material contracts to which the parties or their subsidiaries are a party and any violation, default or breach to such contracts;
•	liabilities;
•	regulatory compliance, permits and restrictions;
•	anti-corruption;
•	trade control laws and sanctions;
•	tax matters;
•	employee benefit plans;
•	labor and employment;
•	environmental matters;
•	insurance;
•	legal proceedings and orders;
•	authority to enter into the Merger Agreement and the related agreements;
•	votes required for completion of the Merger and approval of the proposals that will come before the Yumanity special meeting and that will be the subject of the Kineta shareholder written consent;

•
except as otherwise specifically identified in the Merger Agreement, the fact that the consummation of the Merger would not contravene either party’s organizational documents or any third-party agreement or require the consent of any third party;

•	bank accounts;
•	any brokerage or finder’s fee or other fee or commission in connection with the Merger;
•	privacy matters relating to personally identifiable health information collected by each party;
•	with respect to Yumanity, the valid issuance in the Merger of the Yumanity common stock;
•	with respect to Yumanity, the Private Placement;
•	disclosures to be included in this proxy statement/prospectus/information statement;
•	an assertion that no other representations and warranties, except as set forth in the Merger Agreement, are being given to the other party; and
•	an acknowledgement that the other party is not providing any other representations or warranties except as set forth in the Merger Agreement.
The representations and warranties are, in many respects, qualified by materiality and knowledge, and will not survive the Merger, but their accuracy forms the basis of one of the conditions to the obligations of Yumanity and Kineta to complete the Merger.
No Solicitation
Each of Yumanity and Kineta agreed that, except as described below, Yumanity and Kineta and any of their respective subsidiaries will not, and each party will use its reasonable best efforts to cause each of its officers, directors, employees, investment bankers, attorneys, accountants, representatives, consultants or other agents retained by it or any of its subsidiaries not to, directly or indirectly:
•
solicit, initiate, knowingly encourage, induce or knowingly facilitate the communication, making, submission or announcement of, any “acquisition proposal” or “acquisition inquiry,” each as defined below, or take any action that could reasonably be expected to lead to an acquisition proposal or an acquisition inquiry;

•	furnish any nonpublic information regarding Yumanity, Kineta or Merger Sub to any person in connection with or in response to an acquisition proposal or acquisition inquiry;
•
engage in discussions (other than to inform any person of the existence of such non-solicitation obligations) or negotiations with any person with respect to any acquisition proposal or acquisition inquiry;

•	approve, endorse or recommend an acquisition proposal; or
•	execute or enter into any letter of intent or similar document or any contract contemplating or otherwise relating to an acquisition transaction.
An “acquisition inquiry” means an inquiry, indication of interest or request for nonpublic information that would reasonably be expected to lead to an acquisition proposal.
An “acquisition proposal” means any offer or proposal, whether written or oral, contemplating or otherwise relating to any “acquisition transaction,” as defined below, or the Asset Sale.
An “acquisition transaction” means any transaction or series of transactions involving the following:
•
any merger, consolidation, amalgamation, share exchange, business combination, issuance or acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or similar transaction: in which Yumanity, Kineta, Merger Sub or any of their subsidiaries is a constituent corporation, in which any individual, entity, governmental entity or “group,” as defined under applicable securities laws, directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of Yumanity, Kineta, Merger Sub or any of their subsidiaries or in which Yumanity, Kineta, Merger Sub or any of their subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such party or any of its subsidiaries; and

•
any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that account for 20% or more of the fair market value of the consolidated assets of Yumanity, Kineta, Merger Sub or any of their subsidiaries, taken as a whole, other than the Asset Sale.

However, before obtaining the applicable Yumanity stockholder or Kineta shareholder approvals required to consummate the Merger, each party may furnish nonpublic information regarding such party to, and may enter into discussions or negotiations with, any third party in response to a bona fide written acquisition or acquisition proposal made or received after the date of the Merger Agreement and which is not withdrawn, which such party’s board of directors determines in good faith, after consultation with its independent financial advisor, if any, and its outside legal counsel, constitutes or would reasonably be expected to constitute a “superior offer,” as defined below if:
•
neither such party or any representative of such party has breached the non-solicitation provisions of the Merger Agreement described above with in any material respect to such acquisition inquiry or acquisition proposal;

•
such party’s board of directors concludes in good faith, after consulting with outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties of such party’s board of directors under applicable legal requirements;

•
such party gives the other party prior notice of the identity of the third party and of that party’s intention to furnish nonpublic information to, or enter into discussions with, such third party before furnishing any nonpublic information or entering into discussions with such third party;

•
such party receives from the third party an executed confidentiality agreement containing provisions at least as favorable to such party (and not less restrictive in the aggregate to the counterparty thereto) as those contained in the confidentiality agreement between Yumanity and Kineta; and

•
at least two business days’ prior to the furnishing of any nonpublic information to a third party, such party furnishes the same nonpublic information to the other party to the extent such nonpublic information has not been previously furnished.

A “superior offer” means an unsolicited bona fide acquisition proposal (with all references to “more than 20%” or “20% or more” in the definition of acquisition transaction, provided above, being treated as references to 50% for these purposes), that was not obtained or made as a direct or indirect result of the a breach of (or in violation of) the Merger Agreement made by a third party that the board of directors of Yumanity or Kineta, as applicable, receiving the offer determines in good faith, after consultation with its outside legal counsel and financial advisor(s), and after taking into account all financial, legal, regulatory and other aspects of such acquisition proposal (including the financing terms, the ability of such third party to finance such acquisition proposal, and the likelihood of consummation thereof):
•
is more favorable from a financial point of view to the stockholders of Yumanity or Kineta, as applicable, than the terms of the Merger Agreement (including any changes to the terms of the Merger Agreement proposed by either party in response to such superior offer pursuant to and in accordance with the terms of the Merger Agreement);

•	is reasonably capable of being completed on the terms proposed without unreasonable delay; and
•
includes termination rights exercisable by Yumanity or Kineta, as applicable, on terms that are not materially less favorable to such party than the terms of the Merger Agreement, all from a third party capable of performing such terms.

The Merger Agreement also provides that each of Yumanity or Kineta, as applicable, will promptly advise the other of the status and terms of, and keep the other party informed in all material respects with respect to, any acquisition proposal or any acquisition inquiry.
Meetings of Stockholders
Unless Yumanity’s board of directors has effected a change of recommendation and the Merger Agreement is terminated by Yumanity in connection with the entry into a definitive agreement for a superior proposal, in each case in accordance with the terms of the Merger Agreement, Yumanity is obligated under the Merger Agreement to call, give notice of and hold a special meeting of its stockholders for the purposes of adopting and approving the Yumanity stockholder Proposals. The Yumanity special meeting will be held (on a date selected by Yumanity in consultation with Kineta) as promptly as practicable. Notwithstanding anything to the contrary contained herein, if on the date of the Yumanity special meeting, or a date preceding the date on which the Yumanity special meeting is scheduled, Yumanity reasonably believes that (x) it will not receive proxies sufficient to obtain the required approval of the Yumanity stockholders at the Yumanity special meeting with respect to all of the Yumanity stockholder Proposals, whether or not a quorum would be present at the Yumanity special meeting or (y) it will not have sufficient shares of Yumanity common stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Yumanity special meeting, subject to compliance with all legal requirements, Yumanity may postpone or adjourn, or make one or more successive postponements or adjournments of, the Yumanity special meeting, as long as the date of the Yumanity special meeting is not postponed or adjourned more than an aggregate of thirty (30) calendar days in connection with any such postponements or adjournments pursuant to either or both of the preceding clauses (x) and (y); provided that, subject to compliance with all legal requirements, Yumanity may postpone or adjourn the Yumanity special meeting to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that Yumanity has reasonably determined, after consultation with outside legal counsel, is reasonably likely to be required under applicable legal requirements and for such supplemental or amended disclosure to be disseminated and reviewed by stockholders of Yumanity prior to the Yumanity special meeting.
Unless Kineta’s board of directors has effected a change of recommendation and the Merger Agreement is terminated by Kineta in connection with the entry into a definitive agreement for a superior proposal, in each case in accordance with the terms of the Merger Agreement, Kineta is obligated under the Merger Agreement to obtain, within 10 business days after this Registration Statement, of which this proxy statement/prospectus/information statement is a part, being declared effective by the SEC, the written consent of the Kineta shareholders representing the requisite Kineta shareholder vote for purposes of (i) adopting the Merger Agreement and approving the Merger and all other transactions contemplated thereby, (ii) acknowledging that such adoption and approval of the Merger given thereby as of immediately prior to the Effective Time is irrevocable and that such shareholder is aware it may have the right to demand appraisal for its shares pursuant to Section 23B.13 of WBCA, and (iii) acknowledging that by its approval of the Merger it is not entitled to appraisal or dissenters’ rights with respect to its shares or limited liability company interests (as applicable) in connection with the Merger and thereby waives any rights to receive payment of the fair value of its common stock under the WBCA.
Covenants; Conduct of Business Pending the Merger
Kineta agreed that during the period between the date of the Merger Agreement and the closing of the Merger it will conduct its business in the ordinary course and in compliance with all applicable laws and regulations and in material compliance with certain contracts, and to take other agreed-upon actions. Kineta also agreed that, subject to certain limited exceptions, without the consent of Yumanity (such consent not to be unreasonably withheld, delayed or conditioned), it will not:
•
declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of common stock (other than for shares of Kineta common stock issuable as a dividend that have accrued pursuant to Kineta’s articles of incorporation, as applicable); or repurchase, redeem or otherwise reacquire any shares of common stock or other securities (except for shares of Kineta common stock from terminated employees of Kineta);

•
amend the articles of incorporation, bylaws or other charter or organizational documents of Kineta, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except as related to the transactions contemplated by the Merger Agreement;

•
other than as contemplated by the Merger Agreement and the transactions contemplated thereby, sell, issue or grant, or authorize the issuance of (or make any commitments to do any of the foregoing) any common stock, equity interest or other security (except for shares of common stock issued upon the valid exercise of options or warrants outstanding on the date of the Merger Agreement); any option, warrant or right to acquire any common stock, equity interest or any other security other than commitments to make equity grants to current or new employees from the 2022 Plan in the ordinary course of business (subject in each case to the approval by Yumanity’s compensation committee following the closing of the Merger of any such equity grants); or any instrument convertible into or exchangeable for any common stock or other security;

•	form any subsidiary or acquire any equity interest or other interest in any other entity;
•
other than in the ordinary course of business, lend money to any individual, entity or governmental body; incur or guarantee any indebtedness for borrowed money; issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities; guarantee any debt securities of others; or make any capital expenditure or commitment in excess of $50,000;

•
other than in the ordinary course of business, adopt, establish or enter into any employee plan; cause or permit any employee plan to be amended other than as required by law; or in order to make amendments for the purposes of Section 409A of the Code, pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors or employees, or materially increase the severance or change of control benefits offered to any current or new service providers;

•	enter into any material transaction outside the ordinary course of business;
•
acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its material assets or properties, or grant any encumbrance with respect to such assets or properties, except in the ordinary course of business;

•
make, change or revoke any material tax election; file any material amendment to any tax return; adopt or change any material accounting method in respect of taxes; change any annual tax accounting period; enter into any tax allocation agreement, tax sharing agreement or tax indemnity agreement (other than commercial contracts entered into in the ordinary course of business the principal subject matter of which is not taxes); settle or compromise any claim, notice, audit report or assessment in respect of material taxes; apply for or enter into any ruling from any tax authority with respect to taxes; surrender any right to claim a material tax refund; or consent to any extension or waiver of the statute of limitations period applicable to any material tax claim or assessment;

•	enter into, amend or terminate any material contract other than in the ordinary course of business with respect to the business as currently being conducted;
•
other than in the ordinary course of business, materially change pricing or royalties or other payments set or charged by Kineta or any of its subsidiaries to its customers or licensees or increase or agree to materially increase pricing or royalties or other payments set or charged by persons who have licensed intellectual property to Kineta; or

•	agree, resolve or commit to do any of the foregoing.
Yumanity agreed that during the period between the date of the Merger Agreement and the closing of the Merger it will conduct its business in the ordinary course and in compliance with all applicable laws and regulations and in material compliance with certain contracts, and to take other agreed-upon actions. Yumanity also agreed that, subject to certain limited exceptions, including in connection with the Asset Sale (to the extent expressly and specifically contemplated by the Asset Purchase Agreement), without the consent of Kineta (such consent not to be unreasonably withheld, delayed or conditioned), it will not:
•
declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of common stock (other than for shares of common stock of Yumanity issuable as a dividend that have accrued pursuant to the Yumanity’s certificate of incorporation) other than a distribution of the cash proceeds actually received by Yumanity from the Asset Sale, provided that such distribution does not occur earlier than three (3) business days prior to the anticipated date of the closing of the Merger, or repurchase, redeem or otherwise reacquire any shares of common stock or other securities (except for shares of Yumanity common stock from terminated employees of Yumanity);

•
amend the certificate of incorporation, bylaws or other charter or organizational documents of Yumanity, or effect or become a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except as related to the proposed transactions under the Merger Agreement;

•	except for contractual commitments in place at the time of the Merger Agreement and other than in connection with the proposed transactions under the Merger Agreement or Yumanity’s at-the-market facility, sell, issue or grant, or authorize the issuance of (or make any commitment to do any of the foregoing): any capital stock or other security (except for shares of Yumanity common stock issued upon the valid exercise of outstanding Yumanity options or warrants as of the date of the Merger Agreement or settlement of Yumanity RSUs and Yumanity RSAs outstanding as of the date of the Merger Agreement or sales of shares of Yumanity common stock issued upon vesting and/or settlement of Yumanity RSUs and Yumanity RSAs outstanding as of the date of the Merger Agreement to cover tax obligations upon such vesting and/or settlement); any option, warrant or right to acquire any common stock or any other security; or any instrument convertible into or exchangeable for any common stock or other security;
•	form any subsidiary other than Merger Sub or acquire or dispose of any equity interest or other interest in any other entity;
•
lend money to any individual, entity or governmental body; incur or guarantee any indebtedness for borrowed money; issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities; guarantee any debt securities of others; or make any capital expenditure or commitment in excess of $15,000;

•
other than in the ordinary course of business, adopt, establish or enter into any Yumanity employee plan; cause or permit any Yumanity employee plan to be amended other than as required by law or in order to make amendments for the purposes of Section 409A of the Code, subject to prior review and approval (with such approval not to be unreasonably withheld, conditioned or delayed) by Kineta; pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, employees or consultants, increase the severance or change of control benefits offered to any current or new service providers;

•	other than the Asset Sale, enter into any material transaction outside the ordinary course of business;
•
acquire any material asset nor, other than the Asset Sale, sell, lease or otherwise irrevocably dispose of any of its material assets or properties, or grant any encumbrance with respect to such assets or properties, except in the ordinary course of business;

•
make, change or revoke any material tax election; file any material amendment to any tax return; adopt or change any material accounting method in respect of taxes; change any annual tax accounting period; enter into any tax allocation agreement, tax sharing agreement or tax indemnity agreement (other than commercial contracts entered into in the ordinary course of business the principal subject matter of which is not taxes); enter into any closing agreement with respect to any tax; settle or compromise any claim, notice, audit report or assessment in respect of material taxes; apply for or enter into any ruling from any tax authority with respect to taxes; surrender any right to claim a material tax refund; or consent to any extension or waiver of the statute of limitations period applicable to any material tax claim or assessment;

•	enter into, amend or terminate any material contract, other than with respect to the Asset Sale (to the extent expressly contemplated by the Asset Purchase Agreement);
•
materially change the pricing or royalties or other payments set or charged by Yumanity or any of its subsidiaries to its customers or licensees or materially increase or agree to materially increase pricing or royalties or other payments set or charged by persons who have licensed intellectual property to Yumanity;

•	settle any pending or threatened legal proceeding against Yumanity or any of its subsidiaries;
•	terminate or modify in any material respect, or fail to exercise renewal rights with respect to, any material insurance policy;
•	forgive any loans to any person, including Yumanity’s employees, officers, directors or affiliates;
•	other than as required by law or U.S. GAAP, take any action to change Yumanity’s accounting policies or procedures; or
•	agree, resolve or commit to do any of the foregoing.

Regulatory Approvals
Each of Yumanity and Kineta has agreed:
•
that each party would use reasonable best efforts to file or otherwise submit, within five (5) business days after the date of the Merger Agreement, all applications, notices, reports and other documents reasonably required to be filed by such party with or otherwise submitted by such party to any governmental entity with respect to the Merger and to submit promptly any additional information requested by any such governmental entity; and

•
to respond as promptly as is practicable to respond in compliance with any inquiries or requests received from the Federal Trade Commission or the Department of Justice for information or documentation and any inquiries or requests received from any state attorney general, foreign antitrust or competition authority or other governmental entity in connection with antitrust or competition matters.

Other Agreements
Each of Yumanity and Kineta has agreed to use its commercially reasonable efforts to:
•	take all actions necessary to consummate the Merger and the transactions contemplated by the Merger Agreement;
•	obtain all consents, approvals or waivers reasonably required to be obtained in connection with the transactions contemplated by the Merger Agreement;
•	lift any injunction prohibiting, or any other legal bar to, the Merger or the transactions contemplated by the Merger Agreement;
•
take all actions necessary to enforce such parties’ rights under the Securities Purchase Agreement in the event that all conditions in the Securities Purchase Agreement have been satisfied, and to cause the PIPE Investors to pay the applicable portion of the investment amount in accordance with the terms of the Securities Purchase Agreement; and

•	satisfy the conditions precedent to the consummation of the Merger Agreement.
Notwithstanding anything to the contrary contained in the Merger Agreement, neither Yumanity nor Kineta, as applicable, shall have any obligation:
•	to dispose of or transfer or cause any of its subsidiaries to dispose of or transfer any assets;
•	to discontinue or cause any of its subsidiaries to discontinue offering any product or service;
•	to license or otherwise make available, or cause any of its subsidiaries to license or otherwise make available to any person any intellectual property;
•	to hold separate or cause any of its subsidiaries to hold separate any assets or operations (either before or after the closing of the Merger);
•	to make or cause any of its subsidiaries to make any commitment (to any governmental authority or otherwise) regarding its future operations; or
•
to contest any legal proceeding or any order relating to the Merger or any of the other transactions contemplated by the Merger Agreement if either Yumanity or Kineta, as applicable, determines in good faith that contesting such legal proceeding or order might not be advisable.

Yumanity has agreed to use its commercially reasonable efforts to obtain executed severance agreements (including releases of Yumanity) from each employee not continuing with Yumanity following the date of the closing of the Merger and final invoices from any person who is owed unpaid transaction expenses from Yumanity prior to the closing of the Merger.
Yumanity and Kineta agree that:
•
Yumanity, Merger Sub and Kineta will make all filings and other submissions and give all notices required to be made and given by such party in connection with the Merger and the transactions contemplated by the Merger Agreement;

•	neither party will make any public statement concerning the Merger, subject to certain exceptions;
•
Yumanity will use commercially reasonable efforts to obtain approval for listing on the Nasdaq Global Market or the Nasdaq Capital Market the shares of Yumanity common stock being issued in the Merger, to maintain its listing on the Nasdaq Capital Market and obtain approval for the listing of the combined corporation on the Nasdaq Capital Market, and to effect the Yumanity Reverse Stock Split;

•
for a period of six years after the consummation of the Merger, Yumanity will indemnify each of the current and former directors and officers of Yumanity and Kineta to the fullest extent permitted under the DGCL and the WBCA and will maintain directors’ and officers’ liability insurance for the directors and officers of Yumanity and Kineta;

•
Yumanity will pay all fees and expenses incurred in relation to (i) the printing and filing with the SEC of the proxy statement/prospectus/information statement and any amendments or supplements thereto and (ii) the filing and application fees payable to Nasdaq in connection with the Nasdaq Listing Application and the listing of the Yumanity common stock to be issued in the Merger on Nasdaq; and

•
Yumanity, Merger Sub and Kineta shall cooperate reasonably with each other and shall provide such assistance as may be reasonably requested for the purpose of facilitating the performance by each party of its respective obligations under the Merger Agreement and to enable the combined organization to continue to meet its obligations following the closing of the Merger.

Termination
The Merger Agreement may be terminated at any time before the completion of the Merger, whether before or after the required stockholder approvals to complete the Merger have been obtained, as set forth below:
•	by mutual written consent duly authorized by the board of directors of each of Yumanity and Kineta;
•
by either Yumanity or Kineta if the Merger shall not have been consummated within seven months of the date of the Merger Agreement; provided, however, that this right to terminate the Merger Agreement will not be available to any party whose action or failure to act has been a principal cause of the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of the Merger Agreement, and this right to terminate shall not be available for an additional 30 days upon request of either party in the event that the SEC has not declared effective the Registration Statement, of which this proxy statement/prospectus/information statement is a part, by the date that is 60 days prior to such date;

•
by Yumanity or Kineta if a court of competent jurisdiction or governmental entity has issued a final and nonappealable order, decree or ruling or has taken any other action that permanently restrains, enjoins or otherwise prohibits the Merger or transactions contemplated by the Merger Agreement;

•
by Yumanity or Kineta if the stockholders of Yumanity do not approve the Yumanity stockholder Proposals described in this proxy statement/prospectus/information statement, but Yumanity may not terminate the Merger Agreement pursuant to this provision if the failure to obtain the approval of Yumanity stockholders was caused by the action or failure to act of Yumanity and such action or failure to act constitutes a material breach by Yumanity of the Merger Agreement;

•	by Kineta, at any time prior to the approval by Yumanity’s stockholders of the Yumanity stockholder Proposals, if:
•
the Yumanity board of directors fails to recommend that the stockholders of Yumanity vote to approve the Yumanity stockholder Proposals or withdraws or modifies its recommendation in a manner adverse to Kineta;

•	Yumanity fails to include in this proxy statement/prospectus/information statement such recommendation;
•
the Yumanity board of directors fails to publicly reaffirm such recommendations within 10 business days after Kineta so requests in writing (provided that not more than three such requests may be made by Kineta);

•
Yumanity fails to hold the Yumanity special meeting within 50 days after the Registration Statement, of which this proxy statement/prospectus/information statement is a part, is declared effective under the Securities Act, other than to the extent that such Registration Statement is subject to a stop order or proceeding, or threatened proceeding by the SEC, seeking a stop order with respect to such Registration Statement, in which case such 50-day period will be tolled for so long as such stop order remains in effect or proceeding or threatened proceeding remains pending, except, if on the date of the Yumanity special meeting, or a date preceding the date on which the Yumanity special meeting is scheduled, Yumanity reasonably believes that (x) it will not receive proxies sufficient to obtain the required approval of the stockholders of Yumanity at the Yumanity special meeting with respect to all of the Yumanity stockholder Proposals described in this proxy statement/prospectus/information statement, whether or not a quorum would be present at the Yumanity special meeting, or (y) it will not have sufficient shares of common stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Yumanity special meeting, subject to compliance with all legal requirements, Yumanity may postpone or adjourn, or make one or more successive postponements or adjournments of, the Yumanity special meeting, as long as the date of the Yumanity special meeting is not postponed or adjourned more than an aggregate of thirty (30) calendar days in connection with any such postponements or adjournments pursuant to the preceding clauses (x) and (y), and that, subject to compliance with all legal requirements, Yumanity may postpone or adjourn the Yumanity special meeting to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that Yumanity has reasonably determined, after consultation with their outside legal counsel, is reasonably likely to be required under applicable legal requirements and for such supplemental or amended disclosure to be disseminated and reviewed by stockholders of Yumanity prior to the Yumanity special meeting;
•
the Yumanity board of directors approves, endorses or recommends any acquisition proposal, as defined in the section titled “The Merger Agreement—No Solicitation” in this proxy statement/prospectus/information statement; or

•
Yumanity or any director, officer or agent of Yumanity breached the non-solicitation provisions set forth in the Merger Agreement in any material respect (each of the above clauses is referred to as a “Yumanity triggering event”).

•	by Yumanity, at any time prior to the approval by Yumanity’s stockholders of the Yumanity stockholder Proposals, if:
•
the Kineta board of directors fails to recommend that the shareholders of Kineta vote to approve the Merger or shall for any reason withdraws or modifies its recommendation in a manner adverse to Yumanity;

•
the Kineta board of directors publicly approves, endorses or recommends any acquisition proposal, as defined in the section titled “The Merger Agreement—No Solicitation” in this proxy statement/prospectus/information statement;

•
the Kineta board of directors fails to publicly reaffirm such recommendations within 10 business days after Yumanity so requests in writing (provided that not more than three such requests may be made by Yumanity);

•
Kineta or any director, officer or agent of Kineta breaches the no solicitation provisions set forth in the Merger Agreement in any material respect or (each of the above clauses is referred to as a “Kineta triggering event”);

•
by Yumanity or Kineta if the other party has breached any of its representations, warranties, covenants or agreements contained in the Merger Agreement or if any representation or warranty of the other party has become inaccurate, in either case such that certain conditions to the consummation of the Merger would not be satisfied as of time of such breach or inaccuracy, but if such breach or inaccuracy is curable (and provided that at the time of such breach, the other party has not also then breached any of its representations, warranties covenants or agreements under the Merger Agreement such that certain condition to the consummation of the Merger would not be satisfied), then the Merger Agreement will not terminate pursuant to this provision as a result of a particular breach or inaccuracy until the earlier of the expiration of a 30-day period after delivery of written notice of such breach or inaccuracy and the breaching party ceasing to exercise commercially reasonable best efforts to cure such breach, if such breach has not been cured;
•
by Yumanity or Kineta if Kineta’s shareholders do not approve the Merger and adopt the Merger Agreement within 10 business days after the Registration Statement, of which this proxy statement/prospectus/information statement is a part, being declared effective under the Securities Act; provided, however, that such right to terminate the Merger Agreement shall not be available to Kineta where the failure to obtain the required stockholder vote by Kineta’s shareholders is cause by the action or failure to act of Kineta, and such action or failure to act shall constitute a material breach by Kineta of the Merger Agreement;

•
by Yumanity, at any time prior to the approval by Yumanity’s stockholders of the Yumanity stockholder Proposals, if Yumanity has received an acquisition proposal as defined above that the Yumanity board of directors deems is a superior offer, Yumanity has complied with its obligations under the Merger Agreement, Yumanity terminates the Merger Agreement concurrently with entering into a definitive agreement that provides for the consummation of a transaction which meets the requirements of the definition of a superior offer and Yumanity concurrently pays a termination fee equal to $500,000; or

•
by Kineta, at any time prior to the approval of the Merger by the shareholders of Kineta, if Kineta has received an acquisition proposal as defined above that the Kineta board of directors deems is a superior offer, Kineta has complied with its obligations under the Merger Agreement, Kineta terminates the Merger Agreement concurrently with entering into a definitive agreement that provides for the consummation of a transaction which meets the requirements of the definition of a superior offer and Kineta concurrently pay a termination fee equal to $1,000,000.

Termination Fee
Fee Payable by Yumanity
Yumanity must pay Kineta a termination fee equal to $500,000 if:
•
the Merger Agreement is terminated by Kineta at any time prior to the approval of the Yumanity stockholder Proposals by the stockholders of Yumanity because of a Yumanity triggering event, as defined above in the section titled “The Merger Agreement—Termination” in this proxy statement/prospectus/information statement;

•
the Merger Agreement is terminated by Yumanity at any time prior to the approval by Yumanity’s stockholders of the Yumanity stockholder Proposals, if Yumanity has received an acquisition proposal as defined above that the Yumanity board of directors deems is a superior offer, Yumanity has complied with its obligations under the Merger Agreement, and Yumanity terminates the Merger Agreement concurrently with entering into a definitive agreement that provides for the consummation of a transaction which meets the requirements of the definition of a superior offer; or

•
(i) the Merger Agreement is terminated by either Yumanity or Kineta if the Merger shall not have been consummated within seven months of the date of the Merger Agreement, subject to the exceptions described above; (ii) the Merger Agreement is terminated by either Kineta or Yumanity after the Yumanity special meeting (including any adjournments and postponements thereof) shall have been held and completed and Yumanity’s stockholders shall have taken a final vote on the Yumanity stockholder Proposals and such matters shall not have been approved at the Yumanity special meeting (or any adjournment or postponement thereof) by the required Yumanity stockholder vote, or (iii) the Merger Agreement is terminated by Kineta because Yumanity or Merger Sub breached any of its representations, warranties, covenants or agreements contained in the Merger Agreement or if any representation or warrant of Yumanity or Merger Sub has become inaccurate, in either case such that the conditions to the closing of the Merger would not be satisfied as of the time of such breach or inaccuracy, subject to a 30-day cure period, and (a) an acquisition proposal, as defined above in the section titled “The Merger Agreement—No Solicitation,” with respect to Yumanity was publicly announced, disclosed or otherwise communicated to the Yumanity board of directors prior to such termination (and not withdrawn) and (b) within 12 months after the date of such termination, Yumanity enters into a definitive agreement with respect to any acquisition transaction, as defined above in the section titled “The Merger Agreement—No Solicitation,” that results or would result in any third party beneficially owning securities of Yumanity or Merger Sub representing more than 50% of the voting power of the outstanding securities of Yumanity or Merger Sub or owning assets representing more than 50% of the fair market value of the assets of Yumanity or Merger Sub or their respective subsidiaries, taken as a whole or consummates such a transaction, whether or not in respect of the acquisition proposal.
Yumanity must reimburse Kineta for third-party expenses incurred by Kineta in connection with the Merger Agreement and the transactions contemplated thereby, up to a maximum of $250,000, if:
•
the Merger Agreement is terminated by either Kineta or Yumanity after the Yumanity special meeting (including any adjournments and postponements thereof) shall have been held and completed and Yumanity’s stockholders shall have taken a final vote on the Yumanity stockholder Proposals and such matters shall not have been approved at the Yumanity special meeting (or any adjournment or postponement thereof) by the required Yumanity stockholder vote; or

•
the Merger Agreement is terminated by Kineta because Yumanity or Merger Sub has breached any of its representations, warranties, covenants or agreements contained in the Merger Agreement or if any representation or warranty of Yumanity or Merger Sub has become inaccurate, in either case such that certain conditions to the consummation of the Merger would not be satisfied as of time of such breach or inaccuracy, and the provisions regarding the opportunity to cure such breach or inaccuracy have been complied with.

If Kineta becomes entitled to receive a termination fee pursuant to the Merger Agreement, the amount paid by Yumanity as expense reimbursement will be credited against payment of the termination fee from Yumanity to Kineta.
Fee Payable by Kineta
Kineta must pay Yumanity a termination fee equal to $1,000,000 if:
•	the Merger Agreement is terminated by Yumanity because of a Kineta triggering event, as defined above in the section titled “The Merger Agreement—Termination;”
•
the Merger Agreement is terminated by Kineta at any time prior to the approval of the Merger by the shareholders of Kineta, if Kineta has received an acquisition proposal as defined above that the Kineta board of directors deems is a superior offer, Kineta has complied with its obligations under the Merger Agreement, and Kineta terminates the Merger Agreement concurrently with entering into a definitive agreement that provides for the consummation of a transaction which meets the requirements of the definition of a superior offer; or

•
(i) the Merger Agreement is terminated by either Kineta or Yumanity if the Merger shall not have been consummated within seven months of the date of the Merger Agreement, subject to the exceptions described above, (ii) the Merger Agreement is terminated by either Kineta or Yumanity after Kineta does not obtain written consents of its stockholders sufficient to approve the Merger and adopt the Merger Agreement and related transactions within 10 business days after the Registration Statement, of which this proxy statement/prospectus/information statement is a part, being declared effective by the SEC, or (iii) the Merger Agreement is terminated by Yumanity because Kineta breached any of its representations, warranties, covenants or agreements contained in the Merger Agreement or if any representation or warrant of Kineta has become inaccurate, in either case such that the conditions to the closing of the Merger would not be satisfied as of the time of such breach or inaccuracy, subject to a 30-day cure period, and (a) an acquisition proposal, as defined above in the section titled “The Merger Agreement—No Solicitation,” with respect to Kineta was publicly announced, disclosed or otherwise communicated to Kineta’s board of directors prior to such termination (and not withdrawn) and (b) within 12 months after the date of such termination, Kineta enters into a definitive agreement with respect to any subsequent acquisition transaction, as defined above in the section titled “The Merger Agreement—No Solicitation,” that results or would result in any third party beneficially owning securities of Kineta representing more than 50% of the voting power of the outstanding securities of Kineta or owning assets representing more than 50% of the fair market value of the assets of Kineta or its respective subsidiaries, taken as a whole or consummates such a subsequent transaction, whether or not in respect of the acquisition proposal.

Kineta must reimburse Yumanity for expenses incurred by Yumanity in connection with the Merger Agreement and the transactions contemplated thereby, up to a maximum of $500,000, if:
•
the Merger Agreement is terminated by Yumanity because Kineta has breached any of its representations, warranties, covenants or agreements contained in the Merger Agreement or if any representation or warranty of Kineta has become inaccurate, in either case such that certain conditions to the consummation of the Merger would not be satisfied as of time of such breach or inaccuracy, and the provisions regarding the opportunity to cure such breach or inaccuracy have been complied with; or

•
the Merger Agreement is terminated by either Kineta or Yumanity if Kineta does not obtain written consents of its stockholders sufficient to approve the Merger and adopt the Merger Agreement and related transactions within 10 business days after the Registration Statement, of which this proxy statement/prospectus/information statement is a part, being declared effective by the SEC.

If Kineta becomes entitled to receive a termination fee pursuant to the Merger Agreement, the amount paid by Yumanity as expense reimbursement will be credited against payment of the termination fee from Yumanity to Kineta.
Amendment
The Merger Agreement may be amended by the parties at any time, with the approval of their respective boards, except that after the Merger Agreement has been adopted and approved by the stockholders of Yumanity, no amendment which by law requires further approval by the stockholders of Yumanity shall be made without such further approval.

AGREEMENTS RELATED TO THE MERGER
Support Agreements and Written Consent
Concurrently with the execution of the Merger Agreement, certain executive officers, directors and shareholders of Kineta (each solely in their capacities as shareholders) entered into support agreements with Yumanity and Kineta (the “Kineta Support Agreements”). The Kineta Support Agreements provide, among other things, that the shareholders who are parties to the Kineta Support Agreements will vote all of the shares of Kineta common stock held by them in favor of the approval and adoption of the Merger Agreement and approval of the transactions contemplated by the Merger Agreement, as well as approval of any other matter necessary to consummate the transactions contemplated by the Merger Agreement and against any competing “acquisition proposal,” as defined in the Merger Agreement.
Additionally, concurrently with the execution of the Merger Agreement, certain executive officers and directors of Yumanity entered into support agreements with Yumanity and Kineta (the “Yumanity Support Agreements”). The Yumanity Support Agreements provide, among other things, that the stockholders who are parties to the Yumanity Support Agreements will vote all of the shares of Yumanity common stock held by them in favor of the Yumanity Stockholder Proposals or any other matter necessary to consummate the transactions contemplated by the Merger Agreement and against any “acquisition proposal,” as defined in the Merger Agreement.
Lock-Up Agreements
Concurrently with the execution of the Merger Agreement, certain officers, directors and shareholders of Kineta (each solely in their capacities as shareholders), entered into lock-up agreements (the “Lock-Up Agreements”), pursuant to which they agreed, subject to limited exceptions and for the 180-day period following the Effective Time, not to (i) offer, pledge, sell, contract to sell, sell any option, warrant or contract to purchase, purchase any option, warrant or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Yumanity or any securities convertible into or exercisable or exchangeable for Yumanity common stock, whether then owned or thereafter acquired, or publicly disclose the intention to make any such offer, sale, pledge, grant, transfer or disposition, (ii) enter into any swap, short sale, hedge or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of Yumanity common stock or (iii) make any demand for or exercise any right with respect to the registration of any Yumanity common stock or any security convertible into or exercisable or exchangeable for Yumanity common stock.
All other shareholders of Kineta will be subject to similar restrictions on the transfer of shares of Yumanity’s common stock for the 180-day period following the closing of the Merger pursuant to Yumanity’s by-laws, which will be amended at or immediately following the Effective Time to provide for such restrictions. Richard Peters, M.D., Ph.D. and David Arkowitz, who are currently directors of Yumanity and who will continue on as directors of the combined organization following the closing of the Merger, will enter into similar Lock-up Agreements prior to or at the closing of the Merger.
The Private Placement
Concurrently with the execution of the Merger Agreement, Yumanity entered into a Securities Purchase Agreement with the PIPE Investors, including certain current Kineta shareholders. Pursuant to the Securities Purchase Agreement, each investor agreed to subscribe for and purchase, and Yumanity agreed to issue and sell to the PIPE Investors, immediately following the closing of the Merger, shares of Yumanity common stock for a purchase price of $2.09 per share, for aggregate gross proceeds of $30,000,000 (the “Private Placement”). The shares of Yumanity common stock to be issued pursuant to the Securities Purchase Agreement have not been registered under the Securities Act in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. Yumanity has granted the PIPE Investors certain registration rights in connection with the Private Placement, pursuant to which Yumanity will prepare and file a resale registration statement with the SEC within 60 calendar days following the closing of the Private Placement covering the shares of Yumanity’s common stock issued in the Private Placement. Yumanity has also agreed, among other things, to indemnify the PIPE Investors and their respective directors, officers, stockholders, members, partners, employees and agents, and each person who controls such Investor, from certain liabilities and to pay certain expenses incurred by Yumanity in connection with the registration of the shares issued in the Private Placement.
The Private Placement is contingent upon, among other things, the substantially concurrent closing of the Merger. The Securities Purchase Agreement contains customary representations, warranties, covenants and agreements of Yumanity and the PIPE Investors and customary closing conditions and termination rights (including a termination right if the Merger Agreement is terminated in accordance with its terms).

ASSET PURCHASE AGREEMENT
The following is a summary of the material terms of the Asset Purchase Agreement. A copy of the Asset Purchase Agreement is attached as Annex E to this proxy statement/prospectus/information statement and is incorporated by reference into this proxy statement/prospectus/information statement. The Asset Purchase Agreement has been attached to this proxy statement/prospectus/information statement to provide you with information regarding its terms. It is not intended to provide any other factual information about Yumanity or Janssen. The following description does not purport to be complete and is qualified in its entirety by reference to the Asset Purchase Agreement. You should refer to the full text of the Asset Purchase Agreement for details of the Asset Sale and the terms and conditions of the Asset Purchase Agreement.
The Asset Purchase Agreement contains representations and warranties that Yumanity, on the one hand, and Janssen, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the Asset Purchase Agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules exchanged by the parties in connection with signing the Asset Purchase Agreement. While Yumanity does not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached Asset Purchase Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about Yumanity or Janssen because they were made as of specific dates, may be intended merely as a risk allocation mechanism between Yumanity and Janssen and are modified by the disclosure schedules. If Yumanity becomes aware of material facts that contradict the representations and warranties in the Asset Purchase Agreement, Yumanity will disclose those material facts in the public filings that it makes with the SEC if it determines that it has a legal obligation to do so.
General
Under the Asset Purchase Agreement and subject to the terms and conditions contained therein, Janssen will acquire all of Yumanity’s rights, title and interest in and to the Purchased Assets, other than the “excluded assets,” as defined in the Asset Purchase Agreement, and assume certain liabilities related to the Purchased Assets and the Business, for a purchase price of $26 million in cash.
Asset Sale Consideration
The purchase price to be paid by Janssen for the Purchased Assets at the closing of the Asset Sale is $26,000,000.
Conditions to the Completion of the Asset Sale
General Conditions
The obligations of each party to consummate the transactions contemplated by the Asset Purchase Agreement are subject to the satisfaction or waiver, on or prior to the closing of the Asset Sale, of each of the following conditions:
•
the obtaining, termination or expiration of any authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any governmental authority under any applicable law that are required to effect the closing of the Asset Sale;

•
the absence of any temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other law which has the effect of restraining, enjoining or otherwise preventing the consummation of the transactions contemplated by the Asset Purchase Agreement; and

•	the approval of the Asset Purchase Agreement and the transactions contemplated thereby by Yumanity’s stockholders.

Janssen Conditions to Closing
The obligations of Janssen to consummate the transactions contemplated by the Asset Purchase Agreement are subject to the satisfaction or Janssen’s waiver, on or prior to the closing of the Asset Sale, of each of the following additional conditions:
•
the representations and warranties of Yumanity relating to the absence of any event since December 31, 2021 to the date of the Asset Purchase Agreement which would reasonably be expected to result in a material adverse effect being true and correct as of the closing date as if made on and as of such time;

•
the representations and warranties of Yumanity as to corporate power, authority, non-contravention with charter, bylaws or laws applicable to the Business or Purchased Assets, title and sufficiency of assets, specified matters with respect to “compounds” and “products” and the “exploitation” thereof, each as defined in the Asset Purchase Agreement, brokers, adequate consideration and solvency being true and correct in all material respects (disregarding all qualifications or limitations as to “materiality”, “material adverse effect” and words of similar import set forth therein) as of the closing date as if made on and as of such time (except to the extent expressly made as of a specified date, in which case as of such specified date);

•
the other representations and warranties of Yumanity set forth elsewhere in the Asset Purchase Agreement being true and correct (disregarding all qualifications or limitations as to “materiality”, “material adverse effect” and words of similar import set forth therein) as of the closing date as if made on and as of such time (except to the extent expressly made as of a specified date, in which case as of such specified date), except for such failures to be true and correct that would not have a material adverse effect;

•	Yumanity having performed and complied in all material respects with all of covenants required by the Asset Purchase Agreement to be performed or complied with prior to the closing of the Asset Sale;
•	the absence of a material adverse effect since the date of the Asset Purchase Agreement;
•	the receipt by Janssen of a certificate of Yumanity, signed by an authorized executive officer, certifying the satisfaction of the foregoing two conditions; and
•
the absence of any action brought by any governmental authority or any other person having a reasonable likelihood of prevailing challenging or seeking to restrain or prohibit the consummation of the transactions contemplated by the Asset Purchase Agreement that is pending or threatened in writing.

Yumanity Conditions to Closing
The obligations of Yumanity to consummate the transactions contemplated by the Asset Purchase
Agreement are subject to the satisfaction or Yumanity’s waiver, at or prior to the closing of the Asset Sale, of each of the following additional conditions:
•
the representations and warranties of Janssen set forth in the Asset Purchase Agreement being true and correct as of the closing date as if made on and as of such time (except to the extent expressly made as of a specified date, in which case as of such specified date), except for such failures to be true and correct that would not, individually or in the aggregate, reasonably be expected to prevent, materially impede or materially delay the consummation by Janssen of the transactions contemplated by the Asset Purchase Agreement; and

•
Yumanity having performed and complied in all material respects with all of covenants required by the Asset Purchase Agreement to be performed or complied with prior to the closing of the Asset Sale and the receipt by Yumanity of a certificate of Janssen, signed by an authorized executive officer, certifying the satisfaction of this condition.

Subject to the terms and conditions of the Asset Purchase Agreement, the closing of the transactions contemplated thereby will take place no later than two Business Days after the satisfaction or, to the extent permitted thereunder, waiver of all of the foregoing conditions (other than those conditions that by their terms are to be satisfied or waived at the closing of the Asset Sale, but subject to the satisfaction or waiver of all such conditions), unless the Asset Purchase Agreement has been terminated pursuant to its terms or unless another time or date is agreed to by the parties thereto.

Representations and Warranties; Indemnification
The Asset Purchase Agreement contains customary representations and warranties of Yumanity and Janssen relating to, among other things, their ability to enter into the Asset Purchase Agreement and, with respect to Yumanity, its ownership of the Purchased Assets. None of the representations, warranties, covenants, agreements and obligations contained in the Asset Purchase Agreement will survive beyond the closing of the Asset Sale.
Under the Asset Purchase Agreement, Yumanity does not have any obligations to indemnify Janssen in connection with the Asset Sale other than the obligation to indemnify Janssen and its affiliates against any and all liabilities incurred or arising as a result of the termination and employment until termination of any Yumanity employee who is deemed or alleged to have transferred to Janssen or any of its affiliates in connection with the Asset Sale.
No Solicitation
Under the Asset Purchase Agreement, Yumanity may not, and may not authorize or permit any of its affiliates or any of its or their respective directors, officers, employees or other representatives to: (i) directly or indirectly solicit, initiate or knowingly encourage, induce or facilitate any “competing proposal,” as defined in the Asset Purchase Agreement, or any inquiry or proposal that may reasonably be expected to lead to a “competing proposal”, or (ii) directly or indirectly participate in any discussions or negotiations with any person regarding, or furnish to any person any information with respect to, or cooperate in any way with any person (whether or not a person making a competing proposal) with respect to, any “competing proposal”, or any inquiry or proposal that may reasonably be expected to lead to a competing proposal. Yumanity is required to immediately cease and cause to be terminated all existing solicitation, discussions or negotiations with any person conducted prior to entering into the Asset Purchase Agreement with respect to any “competing proposal”, or any inquiry or proposal that may reasonably be expected to lead to a competing proposal, request the prompt return or destruction of all confidential information previously furnished to any person or its representatives in connection therewith and terminate all physical and electronic dataroom access previously granted to any such person or its representatives.
Notwithstanding the foregoing, if at any time prior to obtaining approval of the Asset Purchase Agreement by Yumanity’s stockholders, Yumanity receives a written “competing proposal” that Yumanity’s board of directors determines in good faith (after consultation with outside counsel and its financial advisor) constitutes or is reasonably likely to lead to a Superior Proposal, as defined below, which “competing proposal” did not result from any breach of the non-solicitation covenants of the Asset Purchase Agreement, Yumanity may, subject to certain requirements, (A) furnish information with respect to Yumanity and its subsidiaries to the person making such “competing proposal” (provided that all such information has been previously provided to Janssen or is provided to Janssen prior to or substantially concurrent with the time it is provided to such person) pursuant to a customary confidentiality agreement not less restrictive of such person than the confidentiality agreement entered into with Janssen (other than with respect to standstill provisions) and (B) participate in discussions regarding the terms of such “competing proposal” and the negotiation of such terms with, and only with, the person making such “competing proposal” and its representatives.
In addition to the foregoing, Yumanity is also required to promptly (and in any event within 24 hours of knowledge of receipt by an officer or director of Yumanity) advise Janssen orally and in writing of any “competing proposal” or any inquiry or proposal that may reasonably be expected to lead to a competing proposal, the material terms and conditions of any such competing proposal or inquiry or proposal (including any changes thereto) and the identity of the person making any such “competing proposal” or inquiry or proposal. Yumanity is required to (i) keep Janssen informed in all material respects on a reasonably current basis of the status and details (including any change to the terms thereof) of any “competing proposal” and (ii) provide to Janssen as soon as practicable after receipt or delivery thereof copies of all correspondence and other written and electronic material exchanged between Yumanity or any of its subsidiaries or it or their representatives, on the one hand, and any person or its representatives on the other hand, that describes any of the terms or conditions of any “competing proposal.”
Yumanity Board of Directors’ Recommendation; Change of Recommendation
As described above, and subject to the provisions described below, Yumanity’s board of directors has made the recommendation that Yumanity’s stockholders vote “FOR” Proposal No. 4 to approve the Asset Purchase Agreement and the transactions contemplated thereby. The Asset Purchase Agreement provides that Yumanity’s board of directors will not effect an Asset Sale Adverse Recommendation Change except as described below.

Prior to the adoption of the Asset Purchase Agreement by Yumanity’s stockholders, Yumanity’s board of directors may not take any of the following actions:
•
(A) withdraw (or modify in any manner adverse to Janssen), or propose publicly to withdraw (or modify in any manner adverse to Janssen), its recommendation that Yumanity’s stockholders approve the transactions contemplated by the Asset Purchase Agreement or the approval, recommendation or declaration of advisability by Yumanity’s board of directors with respect to the Asset Purchase Agreement and the transactions contemplated thereby or (B) adopt, recommend or declare advisable, or propose publicly to adopt, recommend or declare advisable, any “competing proposal,” as defined in the Asset Purchase Agreement (the foregoing actions being referred to as an “Asset Sale Adverse Recommendation Change”); or

•
adopt, recommend or declare advisable, or propose publicly to adopt, recommend or declare advisable, or allow Yumanity or any of its affiliates to execute or enter into, agreement or arrangement (other than a confidentiality agreement in compliance with the terms of the Asset Purchase Agreement) constituting or related to any “competing proposal”.

Notwithstanding the restrictions described above, at any time prior to obtaining the approval of Yumanity’s stockholders, Yumanity’s board of directors may make an Asset Sale Adverse Recommendation Change if (x) Yumanity receives a Superior Proposal (as described below) that did not result from a breach of the non-solicitation covenants of the Asset Purchase Agreement or (y) an Intervening Event (as described below) occurs and, in each of cases (x) and (y), Yumanity’s board of directors determines in good faith (after consultation with outside counsel and its financial advisor) that the failure to take such action would be inconsistent with its fiduciary duties under applicable law. Yumanity is not entitled to exercise its right to make a Seller Adverse Recommendation Change until after the fifth business day following Janssen’s receipt of written notice (a “Asset Sale Notice of Recommendation Change”) from Yumanity’s board of directors advising Janssen that it intends to take such action and specifying the reasons therefor, including in the case of a Superior Proposal the terms and conditions of such Superior Proposal that is the basis of the proposed action by Yumanity’s board of directors. An amendment to any material term of such Superior Proposal requires a new Asset Sale Notice of Recommendation Change and a new notice period (which shall be two business days instead of five business days in such event).
Nothing contained in the Asset Purchase Agreement prohibits Yumanity from (i) issuing a “stop-look-and-listen communication” pursuant to Rule 14d-9(f) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or taking and disclosing to its stockholders positions required by Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act, (ii) issuing a statement in connection with a “competing proposal” that does not involve the commencement of a tender offer, so long as the statement includes no more information than would be required for a “stop-look-and-listen communication” under Rule 14d-9(f) promulgated under the Exchange Act if such provision was applicable, or (iii) making any disclosure to Yumanity’s stockholders if, in the good faith judgment of Yumanity’s board of directors (after consultation with outside counsel), failure to so disclose would be inconsistent with its fiduciary duties under applicable Law.
A “Superior Proposal” means any binding bona fide written offer made by a third party or group pursuant to which such third party (or, in a merger, consolidation or statutory share exchange involving such third party, the stockholders of such third party) or group would acquire, directly or indirectly, more than 50% of Yumanity’s common stock or substantially all of the assets of Yumanity and its subsidiaries, taken as a whole, which Yumanity’s board of directors determines in good faith (after consultation with outside counsel and its financial advisor) is (i) on terms more favorable from a financial point of view to the holders of Yumanity’s common stock than the transactions contemplated by the Asset Purchase Agreement, taking into account all the terms and conditions of such proposal (including the legal, financial, regulatory, timing and other aspects of the proposal and the identity of the person making the proposal) and the Asset Purchase Agreement (including any changes proposed by Janssen to the terms of the Asset Purchase Agreement), and (ii) reasonably likely to be completed on the terms proposed, taking into account all legal, financial, regulatory and other aspects of such proposal, and is fully financed or for which financing (if required) is fully committed and reasonably likely to be obtained.
An “Intervening Event” means a material event, fact, circumstance, development or occurrence that is unknown to or by Yumanity’s board of directors as of the date of the Asset Purchase Agreement (or if known, the magnitude or material consequences of which were not known or understood by Yumanity’s board of directors as of the date of the Asset Purchase Agreement), which event, fact, circumstance, development, occurrence, magnitude or material consequences become known to or by Yumanity’s board of directors prior to obtaining the approval of Yumanity’s stockholders; provided, however that the receipt, existence or terms of a “competing proposal” or any inquiry relating thereto or the consequences thereof shall not constitute an “Intervening Event.”
Meeting of Stockholders
Notwithstanding any Asset Sale Adverse Recommendation Change, Yumanity is required to take all necessary actions in accordance with applicable law, its charter and the rules of Nasdaq to duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the approval of the Asset Purchase Agreement by Yumanity’s stockholders, as soon as reasonably practicable after the SEC confirms it has no further comments on the Registration Statement, and subject to certain limitations, to use commercially reasonable efforts to obtain such approval (including by hiring a proxy solicitor). Yumanity can adjourn, recess or postpone the Yumanity special meeting:
•
to allow reasonable additional time for the filing or mailing of any supplement or amendment to the Registration Statement that it determines is required under applicable law and for such supplement or amendment to be disseminated and reviewed by Yumanity’s stockholders in advance of the Yumanity special meeting;

•	to the extent required by a court of competent jurisdiction in connection with any actions in connection with the Asset Purchase Agreement or the transactions contemplated thereby;
•
if as of the time for which the Yumanity special meeting is originally scheduled there are insufficient shares of Yumanity common stock represented (either via live audio webcast or by proxy) to constitute a quorum necessary to conduct the business of the Yumanity special meeting, provided that any postponement or adjournment of the Yumanity special meeting for this reason to a date that is more than 30 days after the date on which the Yumanity special meeting was originally scheduled will require Janssen’s written consent; or

•
to solicit additional proxies for the purpose of obtaining the approval of Yumanity’s stockholders in connection with any matter submitted for the consideration of its stockholders at the Yumanity special meeting; provided, that in any postponement or adjournment of the Yumanity special meeting for this reason to a date that is more than 30 days after the date on which the Yumanity special meeting was originally scheduled will require Janssen’s written consent.

Covenants; Conduct of Business Pending the Asset Sale
During the period from the signing of the Asset Purchase Agreement until the closing of the Asset Sale, except as otherwise provided in the Asset Purchase Agreement, Yumanity shall, and shall causes its affiliates to, (i) maintain and preserve in all respects the Purchased Assets, (ii) conduct activities with respect to the research, development and other exploitation of the product candidates within the Purchased Assets in the ordinary course of business consistent with past practice and (iii) comply in all material respects with all laws and permits applicable to the research, development and other exploitation of the product candidates within the Purchased Assets.
During the period from the signing of the Asset Purchase Agreement until the closing of the Asset Sale, except as otherwise provided in the Asset Purchase Agreement or as otherwise required by law, Yumanity shall not, and shall cause its affiliates not to (without the prior written consent of Janssen):
•
(A) incur, create, assume or permit the incurrence, creation or assumption of any lien (other than permitted liens) with respect to the Purchased Assets, (B) dispose of any Purchased Assets, other than inventory in the ordinary course of business, or (C) waive, release, sell, assign, encumber, impair, fail to maintain, license or transfer any right, title or interest in or to any Purchased Asset;

•
(A) sell, assign, license, grant any non-assertion covenant with respect to, encumber, impair, abandon, transfer, fail to diligently maintain, renew or pursue application for, or otherwise dispose of, any Yumanity intellectual property, (B) amend, waive, cancel, permit to let lapse, or modify any of Yumanity’s rights in or to Yumanity’s intellectual property, or (C) disclose to any person, other than representatives of Janssen, any “know-how” as defined in the Asset Purchase Agreement;

•	(A) make any submissions to any governmental authority relating to certain business of Yumanity, (B) make any submissions to, or correspond with, any domestic or foreign institutional review board,

privacy board or ethics committee regarding a clinical trial sponsored or proposed by Yumanity or any of its affiliates or involving the “compounds” or any “product”, each as defined in the Asset Purchase Agreement, (C) publish any “seller data”, as defined in the Asset Purchase Agreement, or the results of any ongoing studies regarding the “compounds”, the “targets” or any “product”, each as defined in the Asset Purchase Agreement, including the results of investigator-initiated studies or (D) otherwise initiate, support, facilitate or encourage any further clinical study or research or pre-clinical collaboration involving the “compounds”, the “targets” or any “product”;
•	compromise or settle any action if the terms of such compromise or settlement would be binding on Janssen or any of its affiliates, or any Purchased Assets, after the closing of the Asset Sale;
•
(A) terminate, amend or modify, or waive any material right under, or fail to perform in all material respects all obligations under, any contract that is a Purchased Asset, permit or other document relating to or affecting certain business of Yumanity or (B) enter into any material contract or document relating to or affecting certain business of Yumanity;

•
to the extent relating to the Purchased Assets, (A) make (inconsistent with past practices), revoke or change any material tax election, (B) adopt or change any tax accounting method or period, (C) file any material amended tax return, (D) enter into any closing agreement or settlement with respect to a material amount of taxes, (E) settle any claim or assessment for a material amount of taxes, (F) consent to any extension or waiver of the statute of limitations period applicable to any such tax claim or assessment or (G) surrender any right to claim a refund of a material amount of taxes;

•
fail to maintain true, accurate and complete books and records related to any “compounds” or “products” or the “exploitation” thereof, the “targets,” any other Purchased Assets or the “research and development program,” each as defined in the Asset Purchase Agreement, and docket files with respect to Yumanity’s owned intellectual property;

•	fail to keep in force and effect insurance in respect of the Purchased Assets comparable in amount and scope of coverage to that maintained as of the date of the Asset Purchase Agreement; or
•	agree to or authorize any action that would conflict with the foregoing obligations.
Regulatory Approvals
Each of Yumanity and Janssen has agreed, among other things:
•
that each party would make any appropriate filings, if necessary or advisable (in the opinion of Janssen), pursuant to any applicable antitrust, competition, fair trade or similar laws with respect to the transactions contemplated by the Asset Purchase Agreement as promptly as practicable and to supply, as promptly as practicable, any additional information and material that may be requested pursuant to any such applicable antitrust, competition, fair trade or similar laws; and

•
to use its reasonable best efforts to resolve any objections or actions by any governmental authority or any private party challenging any of the transactions contemplated by the Asset Purchase Agreement as being in violation of any applicable law or which would otherwise prevent, impede or delay the consummation of such transactions.

Notwithstanding anything to the contrary contained in the Asset Purchase Agreement, each of Yumanity and Janssen agreed that Janssen will not be required to agree to divest, license or hold separate any rights or other assets or any portion of any business of Janssen or any of its affiliates or any of the Purchased Assets.
Other Agreements
Each of Yumanity and Janssen has agreed to use its reasonable best efforts to take all actions necessary to consummate the transaction contemplated by the Asset Purchase Agreement, including (i) the obtaining of all necessary governmental consents, (ii) the execution and delivery of any additional documents or instruments necessary to consummate the contemplated transactions and (iii) the preparation of all physical or tangible Purchased Assets and all books and records, regulatory documentation and docket files related to the Purchased Assets stored in an electronic or digital format for delivery by Yumanity to Janssen.

Each of Yumanity and Janssen has agreed:
•
during the period between the date of the Asset Purchase Agreement until the earlier of the closing of the Asset Sale and termination of the Asset Purchase Agreement, to promptly advise the other party in writing of (i) the occurrence, or failure to occur, of any event which would reasonably be expected to cause any representation or warranty made by such party contained in the Asset Purchase Agreement to become untrue or incorrect or (ii) the failure of such party to comply with or perform in any material respect any covenants, agreements or obligations required to be complied with or performed by such party under the Asset Purchase Agreement;

•
during the period between the date of the Asset Purchase Agreement until the earlier of the closing of the Asset Sale and termination of the Asset Purchase Agreement, to reasonably cooperate and make necessary arrangements to ensure all applicable safety data relating to certain businesses of Yumanity will transfer to Janssen upon the closing of the Asset Sale; and

•	to not make any public statement with respect to the Asset Purchase Agreement or the transactions contemplated thereby without the other party’s consent, subject to certain exceptions.
Yumanity has agreed:
•
from and after the closing of the Asset Sale, to keep confidential and not use, any non-public, confidential or proprietary information relating to certain business of Yumanity and to cause its affiliates and its and their representatives to do the same, subject to customary exceptions;

•
after the closing of the Asset Sale, to notify Janssen within 24 hours if Yumanity or any of its affiliates receives a complaint or a report of an adverse drug experience with respect to the compounds within the Purchased Assets;

•
to use commercially reasonable efforts to assist Janssen (which reasonable expenses incurred will be reimbursed by Janssen) in connection with the investigation of and response to any complaint or adverse drug experiences related to the compounds within the Purchased Assets;

•
to use, and to cause its affiliates to use, commercially reasonable efforts to cooperate with Janssen in supplying information or assistance to Janssen’s fulfillment of its obligations with respect to seller regulatory authorizations as described below; and

•	upon the reasonable request of Janssen, to take all other actions as may be reasonably required for to transfer, convey and assign to Janssen the Purchased Assets.
Janssen has agreed it shall be solely responsible and liable for (i) taking all actions, paying all fees and conducting all communication with appropriate governmental authorities required by law in respect of the “seller regulatory authorizations,” as defined in the Asset Purchase Agreement; (ii) investigating all complaints and reports of adverse drug experiences with respect to the compounds within the Purchased Assets pursuant to such seller regulatory authorizations; and (iii) fulfilling all other applicable legal and regulatory obligations of a holder of each seller regulatory authorization.
Termination
The Asset Purchase Agreement may be terminated at any time prior to the closing of the Asset Sale:
•	by the written consent of Yumanity and Janssen;
•	by either Yumanity or Janssen if:
○
the closing has not occurred on or before January 5, 2023 (the “Asset Sale Outside Date”), provided that this right to terminate will not be available to Yumanity or Janssen if such party’s failure to perform and comply with any covenant contained in the Asset Purchase Agreement has been the primary cause of, or primarily resulted in, the failure of the closing to occur on or before such date;

○
any temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other law having the effect of restraining, enjoining or otherwise preventing the consummation of the transactions contemplated by the Asset Purchase Agreement is in effect and has become final and non-appealable;

○	Yumanity’s stockholders have not approved the Asset Purchase Agreement at the Yumanity special meeting (or any adjournment thereof); or
○
the other party has breached or failed to perform any of its representations, warranties, or covenants contained in the Asset Purchase Agreement, and such breach or failure to perform (A) would give rise to the failure of a closing condition and (B) cannot be cured by the Asset Sale Outside Date or, if capable of being cured by the Asset Sale Outside Date, has not been cured within 15 days following written notice of such breach or failure to perform;

•	by Janssen if, prior to Yumanity obtaining approval of the Asset Purchase Agreement by its stockholders, Yumanity’s board of directors effects an Asset Sale Adverse Recommendation Change.
In the event the Asset Purchase Agreement is terminated, the Asset Purchase Agreement will become void and there will be no liability of any party thereto except: (i) as set forth in Section 5.5, Section 5.11, Section 7.3 and ARTICLE VIII of the Asset Purchase Agreement; and (ii) nothing shall relieve any party from liability resulting from fraud or an intentional and knowing breach by such party of any of its representations, warranties or covenants set forth in the Asset Purchase Agreement.
Termination Fee
Janssen will be entitled to receive a termination fee of $1,040,000 from Yumanity if:
•	the Asset Purchase Agreement is terminated by Janssen due to an Asset Sale Adverse Recommendation Change; or
•
(i) the Asset Purchase Agreement is terminated (A) by Janssen or Yumanity because the closing has not occurred by the Asset Sale Outside Date or because Yumanity’s stockholders have not approved the Asset Purchase Agreement at the Yumanity special meeting (or any adjournment thereof) or (B) by Janssen because Yumanity has breached or failed to perform any of its representations, warranties or covenants contained in the Asset Purchase Agreement, (ii) after the date of the Asset Purchase Agreement and prior to its termination, a “competing proposal,” as defined in the Asset Purchase Agreement, has been publicly made, proposed or communicated and (iii) within 12 months of the date of such termination, Yumanity enters into a definitive agreement with respect to a Specified Transaction, as defined below, or a Specified Transaction is consummated.

A “Specified Transaction” means (x) any direct or indirect acquisition or purchase of, or license or grant of rights to, any material portion of the Purchased Assets or (y) any direct or indirect acquisition or purchase of more than 50% of Yumanity’s common stock or substantially all of the assets of Yumanity and its subsidiaries, taken as a whole.
Amendment
The Asset Purchase Agreement may only be modified or amended, and any provision thereof may only be waived, by an agreement in writing signed by the party against whom enforcement of any such modification, amendment or waiver is sought.
Governing Law
The Asset Purchase Agreement is governed by, and construed in accordance with, the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflict of laws thereof.

MATTERS BEING SUBMITTED TO A VOTE OF YUMANITY STOCKHOLDERS
Yumanity Proposal No. 1: Approval of the Issuance of Shares of Yumanity Common Stock in the Merger to the Kineta Securityholders in Accordance with the Terms of the Merger Agreement, and the Change of Control Resulting Therefrom
At the Yumanity special meeting, Yumanity stockholders will be asked to approve the issuance of shares of Yumanity common stock in the Merger to the Kineta securityholders in accordance with the terms of the Merger Agreement, and the change of control resulting therefrom. Immediately following the Merger, and after giving effect to the Private Placement, Kineta shareholders, optionholders, warrantholders and holders of restricted stock units are expected to own approximately 71.2% of the Yumanity common stock on a fully diluted basis as defined in the Merger Agreement (as defined in the Merger Agreement), existing Yumanity stockholders, optionholders, warrantholders and holders of restricted stock units are expected to own approximately 12.5% of the Yumanity common stock on a fully diluted basis (as defined in the Merger Agreement), and the PIPE Investors are expected to own approximately 16.3% of the Yumanity common stock on a fully diluted basis (as defined in the Merger Agreement), and based upon whether Yumanity’s net cash at the closing of the Merger increases or decreases and any changes in the capitalization of Yumanity or Kineta prior to the closing of the Merger.
Nasdaq Listing Rule 5635(a)(1) requires a company listed on Nasdaq to obtain stockholder approval prior to the issuance of common stock, among other things, in connection with the acquisition of the stock or assets of another company, if the number of shares of common stock to be issued is equal to or in excess of 20% of the number of shares of common stock then outstanding. The potential issuance of the shares of Yumanity common stock in the Merger will exceed the 20% threshold under the Nasdaq Listing Rules. Accordingly, in order to ensure compliance with Nasdaq Listing Rule 5635(a)(1), Yumanity must obtain the approval of Yumanity stockholders for the issuance of these shares in the Merger.
Nasdaq Listing Rule 5635(b) also requires a company listed on Nasdaq to obtain stockholder approval prior to an issuance of securities that will result in a “change of control” of the company. Although Nasdaq has not adopted any rule as to what constitutes a “change of control” for purposes of Rule 5635(b), Nasdaq has previously indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20% of the common stock (or securities convertible into or exercisable for common stock) or voting power of an issuer could constitute a change of control. Accordingly, in order to ensure compliance with Nasdaq Listing Rule 5635(b), Yumanity must obtain the approval of Yumanity stockholders for the change in control of Yumanity resulting from the issuance of shares to the Kineta securityholders in the Merger.
The terms of, reasons for and other aspects of the Merger Agreement, the Merger and the issuance of Yumanity common stock pursuant to the Merger Agreement are described in detail in the other sections in this proxy statement/prospectus/information statement.
Required Vote
The affirmative vote of a majority of the votes properly cast at the Yumanity special meeting, whether present via live audio webcast or represented by proxy at the Yumanity special meeting, is required for approval of Yumanity Proposal No. 1.
THE YUMANITY BOARD OF DIRECTORS RECOMMENDS THAT THE YUMANITY STOCKHOLDERS VOTE “FOR” YUMANITY PROPOSAL NO. 1 TO APPROVE THE ISSUANCE OF SHARES OF YUMANITY COMMON STOCK IN THE MERGER TO THE KINETA SECURITYHOLDERS IN ACCORDANCE WITH THE TERMS OF THE MERGER AGREEMENT, AND THE CHANGE OF CONTROL RESULTING FROM THE MERGER.
PROPOSAL NO. 1 IS CONDITIONED UPON PROPOSAL NO. 3. THEREFORE, THE MERGER CANNOT BE CONSUMMATED WITHOUT THE APPROVAL OF PROPOSAL NOS. 1 AND 3.

Yumanity Proposal No. 2: Approval of the Amendment to the Certificate of Incorporation of Yumanity Effecting the Yumanity Reverse Stock Split
General
At the Yumanity special meeting, Yumanity stockholders will be asked to approve an amendment to the Yumanity certificate of incorporation effecting the Yumanity Reverse Stock Split. Upon the effectiveness of the amendment to the Yumanity certificate of incorporation effecting the Yumanity Reverse Stock Split (the “Yumanity Split Effective Time”), the issued shares of Yumanity common stock immediately prior to the Yumanity Split Effective Time will be reclassified into a smaller number of shares within a range, as determined by the Yumanity board of directors, such that a stockholder of Yumanity will own one new share of Yumanity common stock for every five (5) to twenty (20) (or any number in between) shares of Yumanity common stock held by that stockholder immediately prior to the Yumanity Split Effective Time, the exact ratio within such range to be determined by the Yumanity board of directors prior to the Yumanity Split Effective Time and publicly announced by Yumanity.
Purpose
The Yumanity board of directors approved the proposal approving the amendment to the Yumanity certificate of incorporation effecting the Yumanity Reverse Stock Split for the following reasons:
•
the Yumanity board of directors believes an investment in Yumanity common stock may not appeal to brokerage firms that are reluctant to recommend lower priced securities to their clients and investors may also be dissuaded from purchasing lower priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for such stocks; and

•
the analysts at many brokerage firms do not monitor the trading activity or otherwise provide coverage of lower priced stocks and the Yumanity board of directors believes that most investment funds are reluctant to invest in lower priced stocks.

If the Yumanity Reverse Stock Split successfully increases the per share price of Yumanity common stock, the Yumanity board of directors believes this increase may increase trading volume in Yumanity common stock, which could also have a positive impact on Yumanity’s stock price.
If Proposal No. 1 is not approved and the Merger is not effected, the Yumanity board of directors may still choose to implement the Yumanity Reverse Stock Split in order to effectively increase the per share price of Yumanity common stock and/or in order to effectively increase the proportion of authorized shares that are unissued relative to those that are issued. This could result in Yumanity’s management being able to issue more shares without further stockholder approval. For example, before the Yumanity Reverse Stock Split, Yumanity’s authorized shares of common stock immediately prior to the consummation of the Merger would be 125.0 million compared to shares issued and outstanding of approximately 10.8 million. If Yumanity effects the Yumanity Reverse Stock Split using a ratio of 1-for-12.5 (the mid-point of the proposed range), its authorized shares of common stock immediately prior to the consummation of the Merger would remain unchanged at 125.0 million compared to shares issued and outstanding of approximately 1.0 million (without giving effect to the issuance of Yumanity common stock in the Merger or the Private Placement). Yumanity currently has no plans to issue shares, other than in connection with the Merger and the Private Placement, and to satisfy obligations under outstanding Yumanity warrants and employee stock options and Yumanity RSUs and from time to time as these warrants and options are exercised or Yumanity RSUs vest/settle. The Yumanity Reverse Stock Split will not affect the number of authorized shares of Yumanity common stock that will continue to be authorized pursuant to the certificate of incorporation of Yumanity.
The Yumanity board of directors believes that stockholder adoption of a range of reverse stock split ratios (as opposed to adoption of a single reverse stock split ratio or a set of fixed ratios) provides maximum flexibility to achieve the purposes of a reverse stock split and, therefore, is in the best interests of Yumanity. In determining a ratio following the receipt of stockholder adoption, the Yumanity board of directors (or any authorized committee of the Yumanity board of directors) may consider, among other things, factors such as:
•	the historical trading price and trading volume of Yumanity’s common stock;
•	the number of shares of Yumanity common stock outstanding;
•	the then-prevailing trading price and trading volume of Yumanity common stock and the anticipated impact of the Yumanity Reverse Stock Split on the trading market for its common stock;

•	the anticipated impact of a particular ratio on Yumanity’s ability to reduce administrative and transactional costs;
•	the continued listing requirements of the Nasdaq; and
•	prevailing general market and economic conditions.
The Yumanity board of directors (or any authorized committee of the Yumanity board of directors) reserves the right to elect to abandon the Yumanity Reverse Stock Split, notwithstanding stockholder adoption thereof, if it determines, in its sole discretion, that the Yumanity Reverse Stock Split is no longer in the best interests of Yumanity. If approved by the stockholders and if not abandoned, it is Yumanity’s intent to effect the Yumanity Reverse Stock Split on or prior to June 30, 2023.
Risks Associated with the Yumanity Reverse Stock Split
There are risks associated with the Yumanity Reverse Stock Split, including that the Yumanity Reverse Stock Split may not result in an increase in the per share price of Yumanity common stock nor result in increased trading volume.
Yumanity cannot predict whether the Yumanity Reverse Stock Split will increase the market price for Yumanity common stock. The history of similar stock split combinations for companies in like circumstances is varied. There is no assurance that:
•
the market price per share of Yumanity common stock after the Yumanity Reverse Stock Split will rise in proportion to the reduction in the number of shares of Yumanity common stock outstanding before the Yumanity Reverse Stock Split;

•	the Yumanity Reverse Stock Split will result in a per share price that will attract brokers and investors who do not trade in lower priced stocks; or
•	the Yumanity Reverse Stock Split will result in a per share price that will increase the ability of Yumanity to attract and retain institutional investors.
The market price of the combined organization’s common stock will also be based on performance of Yumanity and other factors, some of which are unrelated to the number of shares outstanding. If the Yumanity Reverse Stock Split is effected and the market price of Yumanity common stock declines, the percentage decline as an absolute number and as a percentage of the overall market capitalization may be greater than would occur in the absence of the Yumanity Reverse Stock Split. Furthermore, the liquidity of the common stock could be adversely affected by the reduced number of shares that would be outstanding after the Yumanity Reverse Stock Split.
Principal Effects of the Yumanity Reverse Stock Split
The certificate of amendment to the certificate of incorporation of Yumanity effecting the Yumanity Reverse Stock Split is set forth in Annex B to this proxy statement/prospectus/information statement.
The Yumanity Reverse Stock Split will be effected simultaneously for all outstanding shares of Yumanity common stock. The Yumanity Reverse Stock Split will affect all of the Yumanity stockholders uniformly and will not affect any stockholder’s percentage ownership interests in Yumanity, except to the extent that the Yumanity Reverse Stock Split results in any of the Yumanity stockholders owning a fractional share. Common stock issued pursuant to the Yumanity Reverse Stock Split will remain fully paid and nonassessable. The Yumanity Reverse Stock Split does not affect the total proportionate ownership of Yumanity following the Merger. The Yumanity Reverse Stock Split will not affect Yumanity continuing to be subject to the periodic reporting requirements of the Exchange Act.
By approving this certificate of amendment, stockholders will approve the combination into one (1) whole share of Yumanity common stock of a number of shares of Yumanity common stock outstanding immediately prior to the effective time of the Yumanity Reverse Stock Split, such number to be between and including five (5) and twenty (20) shares of Yumanity common stock, with the exact number to be determined by the Yumanity board of directors and publicly announced.
The Yumanity board of directors will not implement any amendment providing for a split ratio outside the range of 1-for-5 to 1-for-20.

Procedure for Effecting the Yumanity Reverse Stock Split and Exchange of Stock Certificates
If the Yumanity stockholders approve the amendment to the certificate of incorporation of Yumanity effecting the Yumanity Reverse Stock Split, and if the Yumanity board of directors still believes that the Yumanity Reverse Stock Split is in the best interests of Yumanity and its stockholders, Yumanity will file the amendment to the certificate of incorporation with the Secretary of State of the State of Delaware at such time as the Yumanity board of directors has determined to be the appropriate Yumanity Split Effective Time and Yumanity shall publicly announce the exact ratio determined by the Yumanity board of directors. The Yumanity board of directors may delay effecting the Yumanity Reverse Stock Split without resoliciting stockholder approval. Beginning at the Yumanity Split Effective Time, each certificate representing pre-split shares will be deemed for all corporate purposes to evidence ownership of post- Yumanity Reverse Stock Split shares.
If the Yumanity board of directors does not decide to effect the Yumanity Reverse Stock Split within twelve months from the date of the special meeting, the authority granted in this proposal to effect the Yumanity Reverse Stock Split will terminate, and the Yumanity board of directors will abandon the amendment effecting the Yumanity Reverse Stock Split.
As soon as practicable after the Yumanity Split Effective Time, stockholders will be notified that the Yumanity Reverse Stock Split has been effected. Yumanity expects that the Yumanity transfer agent will act as exchange agent for purposes of implementing the exchange.
Fractional Shares
No fractional shares will be issued in connection with the Yumanity Reverse Stock Split. Stockholders of record who otherwise would be entitled to receive fractional shares because they hold a number of pre-Yumanity Reverse Stock Split shares not evenly divisible by the number of pre-Yumanity Reverse Stock Split shares for which each post-Yumanity Reverse Stock Split share is to be reclassified, will be entitled, upon surrender to the exchange agent of certificates representing such shares, to a cash payment in lieu thereof at a price equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the common stock on The Nasdaq Stock Market on the date immediately preceding the Yumanity Split Effective Time. The ownership of a fractional interest will not give the holder thereof any voting, dividend or other rights except to receive payment therefor as described herein.
By approving the amendment to the certificate of incorporation of Yumanity effecting the Yumanity Reverse Stock Split, stockholders will be approving the combination of five (5) to twenty (20) shares of Yumanity common stock into one (1) share of Yumanity common stock.
Stockholders should be aware that, under the escheat laws of the various jurisdictions where stockholders reside, where Yumanity is domiciled, and where the funds will be deposited, sums due for fractional interests that are not timely claimed after the effective date of the Yumanity Reverse Stock Split may be required to be paid to the designated agent for each such jurisdiction, unless correspondence has been received by Yumanity or the exchange agent concerning ownership of such funds within the time permitted in such jurisdiction. Thereafter, stockholders otherwise entitled to receive such funds will have to seek to obtain them directly from the state to which they were paid.
Potential Anti-Takeover Effect
Although the increased proportion of unissued authorized shares to issued shares could, under certain circumstances, have an anti-takeover effect, for example, by permitting issuances that would dilute the stock ownership of a person seeking to effect a change in the composition of the Yumanity board of directors or contemplating a tender offer or other transaction for the combination of Yumanity with another company, the Yumanity Reverse Stock Split proposal is not being proposed in response to any effort of which Yumanity is aware to accumulate shares of Yumanity common stock or obtain control of Yumanity, other than in connection with the Merger, nor is it part of a plan by management to recommend a series of similar amendments to the Yumanity board of directors and stockholders. Other than the proposals being submitted to the Yumanity stockholders for their consideration at the Yumanity special meeting, the Yumanity board of directors does not currently contemplate recommending the adoption of any other actions that could be construed to affect the ability of third parties to take over or change control of Yumanity. For more information, please see the sections titled “Risk Factors—Risks Related to the Proposed Yumanity Reverse Stock Split” and in this proxy statement/prospectus/information statement.

Certain Material U.S. Federal Income Tax Consequences of the Yumanity Reverse Stock Split
The following is a discussion of certain material U.S. federal income tax consequences of the Yumanity Reverse Stock Split to Yumanity U.S. Holders but does not purport to be a complete analysis of all potential tax effects. This discussion is based on the Code, U.S. Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS each as in effect as of the date hereof. These authorities are subject to differing interpretations or change. Any such change, which may or may not be retroactive, could alter the tax consequences to holders of Yumanity common stock. No advance ruling is being sought or obtained from the IRS, and no opinion of tax counsel has been sought or obtained regarding the U.S. federal income tax consequences of the Yumanity Reverse Stock Split. Nor are the statements in this discussion binding on the IRS or a court. As a result, we cannot assure you that the tax considerations described in this discussion will not be challenged by the IRS or sustained by a court if so challenged.
This discussion does not address all U.S. federal income tax consequences relevant to the particular circumstances of a Yumanity common stockholder. In addition, it does not address consequences relevant to holders of Yumanity common stock that are subject to particular rules, including, without limitation:
•	persons who are not Yumanity U.S. Holders;
•	persons who do not hold their Yumanity common stock as a “capital asset” within the meaning of Section 1221 of the Code;
•	persons who hold their Yumanity common stock in a functional currency other than the U.S. dollar;
•	persons who hold Yumanity common stock that constitutes “qualified small business stock” under Section 1202 of the Code or as “Section 1244 stock” for purposes of Section 1244 of the Code;
•
persons holding Yumanity common stock as part of an integrated investment (including a “straddle,” pledge against currency risk, “constructive” sale or “conversion” transaction or other integrated or risk reduction transactions) consisting of shares of Yumanity common stock and one or more other positions;

•	banks, insurance companies, mutual funds, tax-exempt entities, financial institutions, broker-dealers, real estate investment trusts or regulated investment companies;
•	partnerships or other entities classified as partnerships or disregarded entities for U.S. federal income tax purposes (and investors therein);
•	persons who acquired their Yumanity common stock pursuant to the exercise of compensatory options or in other compensatory transactions;
•	persons who acquired their Yumanity common stock pursuant to the exercise of warrants or conversion rights under convertible instruments;
•	persons who acquired their Yumanity common stock in a transaction subject to the gain rollover provisions of Section 1045 of the Code; and
•	persons who hold their Yumanity common stock through individual retirement accounts or other tax-deferred accounts.
If an entity treated as a partnership for U.S. federal income tax purposes holds Yumanity common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. If you are a partnership or a partner of a partnership you should consult your tax advisor regarding the tax consequences to you.
In addition, the following discussion does not address (i) any U.S. federal non-income tax consequences of the Yumanity Reverse Stock Split, including estate, gift or other tax consequences, (ii) any state, local or non-U.S. tax law consequences of the Yumanity Reverse Stock Split, (iii) the Medicare contribution tax on net investment income or the alternative minimum tax, (iv) the tax consequences of transactions effectuated before, after or at the same time as the Yumanity Reverse Stock Split (whether or not they are in connection with the Yumanity Reverse Stock Split), and (v) the tax consequences to holders of options, warrants or similar rights to acquire Yumanity common stock. No ruling from the IRS or opinion of counsel has been or will be requested in connection with the Yumanity Reverse Stock Split, Yumanity stockholders should be aware that the IRS could adopt a position which could be sustained by a court contrary to that set forth in this discussion.

IN LIGHT OF THE FOREGOING AND BECAUSE THE FOLLOWING DISCUSSION IS INTENDED AS A GENERAL SUMMARY ONLY, HOLDERS OF YUMANITY COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM OF THE YUMANITY REVERSE STOCK SPLIT, INCLUDING THE APPLICABLE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.
Tax Consequences to the Company
The Yumanity Reverse Stock Split is intended to be treated as a tax deferred “recapitalization” for U.S. federal income tax purposes. If the Yumanity Reverse Stock Split qualifies as a recapitalization, then Yumanity will not recognize gain or loss as a result of the reverse stock split.
Tax Consequences to U.S. Holders of the Yumanity Reverse Stock Split
The Yumanity Reverse Stock Split should constitute a “recapitalization” for U.S. federal income tax purposes. As a result, a Yumanity U.S. Holder of Yumanity common stock generally should not recognize gain or loss upon the Yumanity Reverse Stock Split, except with respect to cash received in lieu of a fractional share of Yumanity common stock, as discussed below. A Yumanity U.S. Holder’s aggregate tax basis in the shares of Yumanity common stock received pursuant to the Yumanity Reverse Stock Split should equal the aggregate tax basis of the shares of the Yumanity common stock surrendered (excluding any portion of such basis that is allocated to any fractional share of Yumanity common stock), and such Yumanity U.S. Holder’s holding period in the shares of Yumanity common stock received should include the holding period in the shares of Yumanity common stock surrendered. Treasury Regulations provide detailed rules for allocating the tax basis and holding period of the shares of Yumanity common stock surrendered to the shares of Yumanity common stock received in a recapitalization pursuant to the Yumanity Reverse Stock Split. Yumanity U.S. Holders of shares of Yumanity common stock acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares.
Cash in Lieu of Fractional Shares
A Yumanity U.S. Holder that receives cash in lieu of a fractional share of Yumanity common stock pursuant to the Yumanity Reverse Stock Split should recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the Yumanity U.S. Holder’s tax basis in the shares of Yumanity common stock surrendered that is allocated to such fractional share of Yumanity common stock. Such capital gain or loss should be long-term capital gain or loss if the Yumanity U.S. Holder’s holding period for Yumanity common stock surrendered exceeded one year at the effective time of the Yumanity Reverse Stock Split.
Other Tax Considerations for U.S. Holders
The state and local tax consequences of the reverse stock split may vary significantly as to each U.S. holder depending upon the jurisdiction in which such holder resides. U.S. holders are urged to consult their own tax advisors regarding the specific tax consequences to them of the Yumanity Reverse Stock Split, including the applicable federal, state, local and foreign tax consequences, if any.
Information Reporting and Backup Withholding
A Yumanity U.S. Holder may be subject to information reporting and backup withholding on cash paid in lieu of fractional shares in connection with the Yumanity Reverse Stock Split. The current backup withholding rate is 24%. Backup withholding will not apply, however, to Yumanity U.S. Holder who (i) furnishes a correct taxpayer identification number and certifies the holder is not subject to backup withholding on IRS Form W-9, (ii) provides a certification of foreign status on an appropriate IRS Form W-8 or successor form or (iii) otherwise established holder is exempt from backup withholding. Yumanity U.S. Holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption. If a Yumanity U.S. Holder does not provide a correct taxpayer identification number on IRS Form W-9 or other proper certification, the stockholder may be subject to penalties imposed by the IRS. Any amounts withheld under the backup withholding rules may be refunded or allowed as a credit against a Yumanity U.S. Holder’s federal income tax liability, if any, provided the required information is timely furnished to the IRS. Yumanity U.S. Holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption. In the event a Yumanity U.S. Holder is subject to backup withholding, such stockholder should see his, her or its tax advisor to determine if he, she or it is entitled to any tax credit, tax refund or other tax benefit as a result of such backup withholding.
Reservation of Right to Abandon Yumanity Reverse Stock Split
Yumanity reserves the right to not file the certificate of amendment and to abandon any Yumanity Reverse Stock Split without further action by Yumanity stockholders at any time before the effectiveness of the filing with the Secretary of the State of Delaware of the certificate of amendment, even if the authority to effect these amendments is approved by Yumanity stockholders at the special meeting. By voting in favor of the Yumanity Reverse Stock Split, you are expressly also authorizing the Yumanity board of directors to delay, not proceed with, and abandon, these proposed amendments if it should so decide, in its sole discretion, that such action is in the best interests of Yumanity’s stockholders.
Required Vote
The affirmative vote of holders of a majority of the shares of Yumanity common stock having voting power outstanding on the record date for the Yumanity special meeting, whether present via live audio webcast or represented by proxy at the Yumanity special meeting, is required to approve the amendment to the certificate of incorporation of Yumanity effecting the Yumanity Reverse Stock Split, at a ratio of one (1) new share for every five (5) to twenty (20) shares of outstanding Yumanity common stock.
THE YUMANITY BOARD OF DIRECTORS RECOMMENDS THAT YUMANITY STOCKHOLDERS VOTE “FOR” YUMANITY PROPOSAL NO. 2 TO APPROVE AN AMENDMENT TO THE CERTIFICATE OF INCORPORATION OF YUMANITY EFFECTING THE YUMANITY REVERSE STOCK SPLIT.
Yumanity Proposal No. 3: Approval of the Issuance of Shares of Yumanity Common Stock to the PIPE Investors in the Private Placement
At the Yumanity special meeting, Yumanity stockholders will be asked to approve the issuance of 14,354,067 shares of Yumanity common stock to the PIPE Investors in the Private Placement for a purchase price of $2.09 per share (in each case subject to adjustment for any stock split, recapitalization or reverse stock split (including the Yumanity Reverse Stock Split) effected prior to the offering), for gross proceeds of approximately $30.0 million. For the purposes of complying with the applicable provisions of Nasdaq Stock Market Listing Rule 5635, in the event the Merger is approved, Yumanity’s stockholders are being asked to approve the issuance of shares of Yumanity common stock to the PIPE Investors in the Private Placement.
Immediately following the Merger, and after giving effect to the Private Placement, Kineta shareholders, optionholders, warrantholders and holders of Kineta RSUs are expected to own approximately 71.2% of the Yumanity common stock on a fully diluted basis as defined in the Merger Agreement (as defined in the Merger Agreement), existing Yumanity stockholders, optionholders, warrantholders and holders of restricted stock units are expected to own approximately 12.5% of the Yumanity common stock on a fully diluted basis (as defined in the Merger Agreement), and the PIPE Investors are expected to own approximately 16.3% of the Yumanity common stock on a fully diluted basis (as defined in the Merger Agreement), and based upon whether Yumanity’s net cash at the closing of the Merger increases or decreases and any changes in the capitalization of Yumanity or Kineta prior to the closing of the Merger.
Nasdaq Listing Rule 5635(a)(1) requires a company listed on Nasdaq to obtain stockholder approval prior to the issuance of common stock, among other things, in connection with the acquisition of the stock or assets of another company, if the number of shares of common stock to be issued is equal to or in excess of 20% of the number of shares of common stock then outstanding. The potential issuance of the shares of Yumanity common stock in the Merger will exceed the 20% threshold under the Nasdaq Listing Rules. Accordingly, in order to ensure compliance with Nasdaq Listing Rule 5635(a)(1), Yumanity must obtain the approval of Yumanity stockholders for the issuance of these shares in the Merger.
Nasdaq Listing Rule 5635(b) also requires a company listed on Nasdaq to obtain stockholder approval prior to an issuance of securities that will result in a “change of control” of the company. Although Nasdaq has not adopted any rule as to what constitutes a “change of control” for purposes of Rule 5635(b), Nasdaq has previously indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20% of the common stock (or securities convertible into or exercisable for common stock) or voting power of an issuer could constitute a change of control. Accordingly, in order to ensure compliance with Nasdaq Listing Rule 5635(b), Yumanity must obtain the approval of Yumanity stockholders for the change in control of Yumanity resulting from the issuance of shares to the Kineta securityholders in the Merger.
For more information regarding the Private Placement, see the section titled “The Transactions—Private Placement.”
In the event that this proposal is not approved by Yumanity stockholders, the Merger cannot be consummated. In the event that this proposal is approved by Yumanity stockholders, but the Merger Agreement is terminated without the Merger being consummated, Yumanity will not issue any shares approved for issuance pursuant to this proposal.
Required Vote
The affirmative vote of a majority of the votes properly cast at the Yumanity special meeting, whether present via live audio webcast or represented by proxy at the Yumanity special meeting is required for approval of issuance of shares of Yumanity common stock to the PIPE Investors in the Private Placement.
THE YUMANITY BOARD OF DIRECTORS RECOMMENDS THAT THE YUMANITY STOCKHOLDERS VOTE “FOR” YUMANITY PROPOSAL NO. 3 TO APPROVE THE ISSUANCE OF SHARES OF YUMANITY COMMON STOCK IN THE PRIVATE PLACEMENT TO THE PIPE INVESTORS. THIS PROPOSAL NO. 3 IS CONDITIONED UPON PROPOSAL NO. 1. THEREFORE, THE PRIVATE PLACEMENT CANNOT BE CONSUMMATED WITHOUT THE APPROVAL OF PROPOSAL NOS. 1 AND 3. PROPOSAL NO. 1 IS ALSO CONDITIONED UPON PROPOSAL NOS. 2 AND 3. THEREFORE, THE MERGER CANNOT BE CONSUMMATED WITHOUT THE APPROVAL OF PROPOSAL NOS. 1, 2 AND 3.
Yumanity Proposal No. 4: Approval of the Asset Purchase Agreement and the Transactions Contemplated Thereby
At the Yumanity special meeting, Yumanity stockholders will be asked to approve the Asset Purchase Agreement and the transactions contemplated thereby. If approved, Yumanity stockholders would authorize Yumanity to sell the Purchased Assets to Janssen in accordance with the terms of the Asset Purchase Agreement.
Yumanity believes that the Asset Sale constitutes a sale of “all or substantially all” of Yumanity’s assets under Delaware law. Accordingly, such transaction requires stockholder approval under applicable Delaware law.
The terms of, reasons for the Asset Sale and other aspects of the Asset Purchase Agreement and the transactions contemplated thereby are described in detail in the other sections in this proxy statement/prospectus/information statement.
Required Vote
The affirmative vote of holders of a majority of the shares of Yumanity common stock having voting power outstanding on the record date for the Yumanity special meeting, whether present via live audio webcast or represented by proxy at the Yumanity special meeting, is required, is required to approve the Asset Purchase Agreement and the transactions contemplated thereby.
THE YUMANITY BOARD OF DIRECTORS RECOMMENDS THAT THE YUMANITY STOCKHOLDERS VOTE “FOR” YUMANITY PROPOSAL NO. 4 TO APPROVE THE ASSET PURCHASE AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY. YUMANITY PROPOSAL NO. 4 IS NOT CONDITIONED UPON YUMANITY PROPOSAL NO. 1 OR ANY OTHER YUMANITY PROPOSAL.

Yumanity Proposal No. 5: Approval of the 2022 Plan
In this Proposal No. 5, Yumanity is asking its stockholders to approve the Kineta, Inc. 2022 Equity Incentive Plan (referred to elsewhere in this proxy statement/prospectus/information statement as the “2022 Plan”). If the 2022 Plan is approved by Yumanity’s stockholders, the 2022 Plan will become effective on the closing date of the Merger. If the 2022 Plan is not approved by Yumanity’s stockholders, it will not become effective and no stock awards will be granted thereunder. The 2022 Plan is described in more detail below. This summary is qualified in its entirety by reference to the complete text of the 2022 Plan, a copy of which is attached hereto as Annex G.
The 2022 Plan is intended to replace the Kineta, Inc. 2020 Equity Incentive Plan (the “2020 Plan”), which Yumanity will assume in the Merger, as well as the Proteostasis Therapeutics, Inc. 2016 Stock Option and Incentive Plan (the “2016 Plan”) and the Yumanity Therapeutics, Inc. Amended and Restated 2018 Stock Option and Grant Plan, which Yumanity assumed in connection with a previous merger (together with the 2016 Plan, the “Existing Yumanity Plans”). If the 2022 Plan becomes effective, then no additional stock awards will be granted under the 2020 Plan as in effect immediately prior to the closing date of the Merger, or the Existing Yumanity Plans, although all outstanding stock awards granted under the 2020 Plan, the Kineta, Inc. Amended and Restated 2008 Stock Plan and the Kineta, Inc. 2010 Equity Incentive Plan as in effect immediately prior to the closing date of the Merger will be assumed and converted into stock awards of the combined organization subject to the terms and conditions as set forth in the agreements evidencing such stock awards and the terms of the applicable plan. All outstanding stock awards granted under the Existing Yumanity Plans will be accelerated and automatically settled and/or exercised in accordance with the terms of the Merger Agreement.
Reasons to Approve the 2022 Plan
The purpose of the 2022 Plan is to enhance the ability of the combined organization to attract, retain and incentivize employees, independent contractors and directors and promote the success of its business. Equity compensation will be a vital element of the combined organization’s compensation program and the ability to grant stock awards at competitive levels is in the best interest of the combined organization and its shareholders.
Approval of the 2022 Plan by Yumanity’s stockholders is required, among other things, in order to comply with stock exchange rules requiring stockholder approval of equity compensation plans and allow the grant of incentive stock options under the 2022 Plan. If the 2022 Plan is approved by Yumanity’s stockholders, the 2022 Plan will become effective as of the closing of the Merger and the combined organization will register the necessary shares of its common stock on a Registration Statement on Form S-8.
Description of the 2022 Plan
Set forth below is a summary of the material features of the 2022 Plan. The 2022 Plan is set forth in its entirety as Annex G to this proxy statement/prospectus/information statement, and all descriptions of the 2022 Plan contained in this Proposal No. 5 are qualified by reference to Annex G.
Purpose
The 2022 Plan is intended to (i) attract and retain the best available personnel to ensure the success of the combined organization and accomplish its goals; (ii) incentivize employees, directors and independent contractors with long-term equity-based compensation to align their interests with the combined organization’s stockholders; and (iii) promote the success of the combined organization’s business.
Types of Stock Awards
The 2022 Plan permits the grant of incentive stock options, nonstatutory stock options, restricted stock, restricted stock units, SARs, performance units and performance shares (all such types of awards, collectively, “stock awards”).

Share Reserve
Number of Shares
Subject to adjustments as set forth in the 2022 Plan, the maximum aggregate number of shares that may be issued under the 2022 Plan is [•]6 shares. The shares may be authorized, but unissued, or reacquired common stock. Furthermore, subject to adjustments as set forth in the 2022 Plan, in no event shall the maximum aggregate number of shares that may be issued under the 2022 Plan pursuant to incentive stock options exceed the number set forth above plus, to the extent allowable under Section 422 of the Code and the regulations promulgated thereunder, any shares that again become available for issuance pursuant to the 2022 Plan.
The number of shares available for issuance under the 2022 Plan will be increased on the first day of each fiscal year beginning with the 2023 fiscal year, in an amount equal to the lesser of (i) [•]7 shares, (ii) four percent (4%) of the outstanding shares on the last day of the immediately preceding fiscal year and (iii) such number of shares determined by the board of directors of the combined organization.
Lapsed Awards
To the extent a stock award expires or is forfeited or becomes unexercisable for any reason without having been exercised in full, the unissued shares that were subject thereto shall, unless the 2022 Plan is terminated, continue to be available under the 2022 Plan for issuance pursuant to future stock awards. In addition, any shares which are retained by the combined organization upon exercise of a stock award in order to satisfy the exercise or purchase price for such stock award or any withholding taxes due with respect to such stock award shall be treated as not issued and shall continue to be available under the 2022 Plan for issuance pursuant to future stock awards. Shares issued under the 2022 Plan and later forfeited to the combined organization due to the failure to vest or which are repurchased by the combined organization at the original purchase price paid to the combined organization for the shares (including without limitation upon forfeiture to or repurchase in connection with a participant ceasing to be a service provider) shall again be available for future grant under the 2022 Plan. To the extent a stock award under the 2022 Plan is paid out in cash rather than shares, such cash payment will not result in reducing the number of shares available for issuance under the 2022 Plan.
Assumption or Substitution of Awards
The 2022 Plan’s Administrator (as defined below), from time to time, may determine to substitute or assume outstanding awards granted by another company, whether in connection with an acquisition, merger or consolidation of such other company or otherwise, by either: (a) assuming such award under the 2022 Plan or (b) granting an award under the 2022 Plan in substitution of such other company’s award. Such assumption or substitution will be permissible if the holder of the substituted or assumed award would have been eligible to be granted a stock award under the 2022 Plan if the other company had applied the rules of the 2022 Plan to such grant. In the event the Administrator elects to assume an award granted by another company, subject to the requirements of Section 409A of the Code, the purchase price or the exercise price, as the case may be, and the number and nature of shares issuable upon exercise or settlement of any such stock award will be adjusted appropriately. In the event the Administrator elects to grant a new option in substitution rather than assuming an existing option, such new option may be granted with a similarly adjusted exercise price. Any awards that are assumed or substituted under the 2022 Plan shall not reduce the number of shares authorized for grant under the 2022 Plan or authorized for grant to a participant in any fiscal year.
Eligibility
Employees, directors and independent contractors of the combined organization or its affiliates are all eligible to participate in the 2022 Plan. Incentive stock options may only be granted to employees. As of August 31, 2022, (i) Yumanity had a total of approximately one employee and two non-employee directors who will be eligible to be granted stock awards from the 2022 Plan, and (ii) the companies that will, upon completion of the Merger, constitute the combined organization had a total of approximately 25 employees and five non-employee directors who will be eligible to be granted stock awards from the 2022 Plan.
[6]	To equal 15% of fully diluted capitalization.
[7]	To equal 15% of fully diluted capitalization.

Administration
The 2022 Plan will be administered by the board of directors of the combined organization or a committee thereof, which committee will be constituted to satisfy applicable laws (the “Administrator”). To the extent desirable to qualify transactions under the 2022 Plan as exempt under Rule 16b-3 of the Exchange Act, the transactions contemplated under the 2022 Plan will be structured to satisfy the requirements for exemption under Rule 16b-3.
Subject to the terms of the 2022 Plan, the Administrator has the authority, in its discretion, to (i) determine the fair market value in accordance with the 2022 Plan; (ii) select the service providers to whom stock awards may be granted under the 2022 Plan; (iii) determine the number of shares to be covered by each stock award granted under the 2022 Plan; (iv) approve forms of stock award agreements for use under the 2022 Plan; (v) determine the terms and conditions, not inconsistent with the terms of the 2022 Plan, of any stock award granted thereunder; (vi) institute and determine the terms and conditions of an exchange program under the terms of the 2022 Plan (subject to stockholder approval); (vii) construe and interpret the terms of the 2022 Plan and stock awards granted pursuant to the 2022 Plan; (viii) prescribe, amend and rescind rules and regulations relating to the 2022 Plan; (ix) modify or amend each stock award (subject to the terms of the 2022 Plan); (x) allow participants to satisfy tax withholding obligations in such manner as prescribed in the 2022 Plan; (xi) authorize any person to execute on the combined organization’s behalf any instrument required to effect the grant of a stock award previously granted by the Administrator; (xii) allow a participant to defer the receipt of the payment of cash or the delivery of shares that would otherwise be due to such participant under a stock award; and (xiii) make all other determinations deemed necessary or advisable for administering the 2022 Plan.
To the extent permitted by applicable law, the Administrator, in its sole discretion and on such terms and conditions as it may provide, may delegate all or any part of its authority and powers under the 2022 Plan to one or more of the directors or officers of the combined organization.
Stock Options
Each stock option will be designated in the stock award agreement as either an incentive stock option (which is entitled to favorable tax treatment) or a nonstatutory stock option. However, notwithstanding such designation, to the extent that the aggregate fair market value of the shares with respect to which incentive stock options are exercisable for the first time by the participant during any calendar year exceeds $100,000, such stock options will be treated as nonstatutory stock options. Incentive stock options may only be granted to employees of the combined organization or its subsidiaries.
The term of each stock option will be stated in the stock award agreement. In the case of an incentive stock option, the term will be 10 years from the date of grant or such shorter term as may be provided in the stock award agreement. Moreover, in the case of an incentive stock option granted to a participant who owns stock representing more than 10% of the total combined voting power of all classes of the combined organization’s stock or the stock of any subsidiary, the term of the incentive stock option will be five years from the date of grant or such shorter term as may be provided in the stock award agreement.
The per share exercise price for the shares to be issued pursuant to exercise of a stock option will be determined by the Administrator, subject to the following: in the case of an incentive stock option (i) granted to an employee who, at the time the incentive stock option is granted, owns stock representing more than 10% of the voting power of all classes of the combined organization’s stock or the stock of any subsidiary, the per share exercise price will be no less than 110% of the fair market value per share on the date of grant; and (ii) granted to any other employee, the per share exercise price will be no less than 100% of the fair market value per share on the date of grant. In the case of a nonstatutory stock option, the per share exercise price will be no less than 100% of the fair market value per share on the date of grant. Notwithstanding the foregoing, stock options may be granted with a per share exercise price of less than 100% of the fair market value per share on the date of grant pursuant to a corporate reorganization, liquidation, etc., described in Internal Revenue Code Section 424(a).
At the time a stock option is granted, the Administrator will fix the period within which the stock option may be exercised and will determine any conditions that must be satisfied before the stock option may be exercised. The Administrator will also determine the acceptable form of consideration for exercising a stock option, including the method of payment.
If a participant ceases to be a service provider other than for “Cause,” as defined in the 2022 Plan, the participant may exercise his or her stock option within such period of time as is specified in the stock award agreement to the extent that the stock option is vested on the date of termination (but in no event later than the expiration of the term of such stock option). In the absence of a specified time in the stock award agreement, to the extent vested as of a participant’s termination, the stock option will remain exercisable for 12 months following a termination for death or disability, and three months following a termination for any other reason other than Cause. Any outstanding stock option (including any vested portion thereof) held by a participant shall immediately terminate in its entirety upon the participant being first notified of his or her termination for Cause.
Stock Appreciation Rights (SARs)
The Administrator will determine the terms and conditions of each SAR, except that the exercise price for each SAR cannot be less than 100% of the fair market value of the underlying shares of the combined organization’s Common Stock on the date of grant. Upon exercise of a SAR, a participant will receive payment from the combined organization in an amount determined by multiplying the difference between the fair market value of a share on the date of exercise over the exercise price by the number of shares with respect to which the SAR is exercised. SARs may be paid in cash or shares of the combined organization’s common stock, as determined by the Administrator. SARs are exercisable at the times and on the terms established by the Administrator.
Restricted Stock and RSUs
Restricted stock awards are grants of shares of the combined organization’s common stock that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Shares of restricted stock will vest and the restrictions on such shares will lapse in accordance with terms and conditions established by the Administrator. Each RSU is a bookkeeping entry representing an amount equal to the fair market value of one share of the combined organization’s common stock.
In determining whether restricted stock or RSUs should be granted, and/or the vesting schedule for such a stock award, the Administrator may impose whatever conditions on vesting as it determines to be appropriate. For example, the Administrator may determine to grant restricted stock or RSUs only if performance goals established by the Administrator are satisfied. Any performance goals may be applied on a company-wide or an individual business unit basis, as determined by the Administrator. Please refer to the discussion below under “—Performance Goals” for more information.
During the period of restriction, participants holding restricted stock may exercise full voting rights and will be entitled to receive all dividends and other distributions paid, in each case with respect to such shares unless the Administrator determines otherwise. If any such dividends or distributions are paid in shares, the shares will be subject to the same restrictions, including without limitation restrictions on transferability and forfeitability, as the restricted stock with respect to which they were paid.
During the vesting period, participants holding RSUs will hold no voting rights by virtue of such RSUs. The Administrator may, in its sole discretion, award dividend equivalents in connection with the grant of RSUs that may be settled in cash, in shares of equivalent value, or in some combination thereof.
Performance Units and Performance Shares
Performance units and performance shares are stock awards that will result in a payment to a participant only if the performance goals that the Administrator establishes are satisfied. The Administrator will determine the applicable performance goals. Please refer to the discussion below under “—Performance Goals” for more information. After the applicable performance period has ended, the participant will be entitled to receive a payout of the number of performance units or shares earned during the performance period, depending upon the extent to which the applicable performance objectives have been achieved.
Performance Goals
The Administrator in its discretion may make performance goals applicable to a participant with respect to a stock award. In the Administrator’s discretion, one or more of the following performance goals may apply: (1) sales or non-sales revenue; (2) return on revenues; (3) operating income; (4) income or earnings including operating income; (5) income or earnings before or after taxes, interest, depreciation and/or amortization; (6) income or earnings from continuing operations; (7) net income; (8) pre-tax income or after-tax income; (9) net income excluding amortization of intangible assets, depreciation and impairment of goodwill and intangible assets and/or excluding charges attributable to the adoption of new accounting pronouncements; (10) raising of financing or fundraising; (11) project financing; (12) revenue backlog; (13) gross margin; (14) operating margin or profit margin; (15) capital expenditures, cost targets, reductions and savings and expense management; (16) return on assets, return on investment, return on capital, or return on stockholder equity; (17) cash flow, free cash flow, cash flow return on investment, net cash provided by operations, or cash flow in excess of cost of capital; (18) performance warranty and/or guarantee claims; (19) stock price or total stockholder return; (20) earnings or book value per share; (21) economic value created; (22) pre-tax profit or after-tax profit; (23) strategic business criteria; (24) objective goals relating to divestitures, joint ventures, mergers, acquisitions and similar transactions; (25) objective goals relating to staff management, results from staff attitude and/or opinion surveys, staff satisfaction scores, staff safety, staff accident and/or injury rates, compliance, headcount, performance management, completion of critical staff training initiatives; (26) objective goals relating to projects; and (27) enterprise resource planning. Stock awards issued to participants may take into account other criteria (including subjective criteria).
Outside Director Limitations
No non-employee director (“Outside Director”) may receive awards under the 2022 Plan with a total grant date fair value that, when combined with cash compensation received for service as an Outside Director, exceeds $750,000 in a calendar year, increased to $1,000,000 in the calendar year of his or her initial services as an Outside Director. Stock awards granted to an individual while he or she was serving in the capacity as an employee or while he or she was an independent contractor but not an Outside Director will not count for purposes of these limitations.
Leaves of Absence / Transfer Between Locations
The Administrator has the discretion to determine at any time whether and to what extent the vesting of stock awards shall be suspended during any leave of absence. A participant will not cease to be an employee in the case of (i) any leave of absence approved by the participant’s employer or (ii) transfers between the combined organization’s locations or between the combined organization and any subsidiary. If an employee holds an incentive stock option and such leave exceeds three months then, for purposes of incentive stock option status only, such employee’s service as an employee shall be deemed terminated on the first day following such three-month period and the incentive stock option shall thereafter automatically treated for tax purposes as a nonstatutory stock option in accordance with applicable laws, unless reemployment upon the expiration of such leave is guaranteed by contract or statute, or unless provided otherwise pursuant to a written company policy.
Nontransferability of Stock Awards
Unless determined otherwise by the Administrator, a stock award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the participant, only by the participant. If the Administrator makes a stock award transferable, such stock award will contain such additional terms and conditions as the Administrator deems appropriate.
Recoupment Policy
All stock awards granted under the 2022 Plan will be subject to recoupment in accordance with any clawback policy that the combined organization is required to adopt pursuant to the listing standards of any national securities exchange or association on which its securities are listed or as is otherwise required by the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable law. In addition, the board of directors of the combined organization may impose such other clawback, recovery or recoupment provisions in a stock award agreement as it determines necessary or appropriate. No recovery of compensation under such a clawback policy will be an event giving rise to a right to resign for “good reason” or “constructive termination” (or similar term) under any agreement with the combined organization.
Change in Control
In the event of a Change in Control (as defined in the 2022 Plan), each outstanding stock award (vested or unvested) will be treated as the Administrator determines, which determination may be made without the consent of any participant and need not treat all outstanding stock awards (or portion thereof) in an identical manner. Such determination, without the consent of any participant, may provide (without limitation) for one or more of the following in the event of a Change in Control: (A) the continuation of such outstanding stock awards by the combined organization (if the combined organization is the surviving corporation); (B) the assumption of such outstanding stock awards by the surviving corporation or its parent; (C) the substitution by the surviving corporation or its parent of new options or other equity awards for such stock awards; (D) the cancellation of such stock awards in exchange for a payment to the participants equal to the excess of (1) the fair market value of the shares subject to such stock awards (to the extent vested) as of the closing date of such Change in Control over (2) the exercise price or purchase price paid or to be paid (if any) for such shares subject to the stock awards; provided that at the discretion of the Administrator, such payment may be subject to the same conditions that apply to the consideration that will be paid to holders of shares in connection with the transaction; provided, however, that any payout in connection with a terminated award shall comply with Code Section 409A to the extent necessary to avoid taxation thereunder; or (E) the opportunity for participants to exercise options (to the extent vested) within a specified period of time prior to the occurrence of the Change in Control as determined by the Administrator and the termination (for no consideration) upon the consummation of such Change in Control of any options not exercised prior thereto. An Award may be subject to additional acceleration of vesting and exercisability upon or after a Change in Control as may be provided in the stock award agreement for such stock award or as may be provided in any other written agreement between the combined organization or any affiliate and the participant.
Amendment, Termination and Duration of the 2022 Plan
If approved by Yumanity’s stockholders, the 2022 Plan will continue in effect for a term of 10 years measured from the date that the Yumanity board of directors approved the 2022 Plan, unless terminated earlier under the terms of the 2022 Plan. The Administrator may at any time amend, alter, suspend or terminate the 2022 Plan pursuant to the listing standards of any national securities exchange or association on which the combined organization’s securities are listed or as otherwise required by applicable law.
U.S. Federal Tax Aspects
A participant who receives a stock option or SAR will not have taxable income upon the grant of the stock option or SAR. For stock options, other than incentive stock options, and SARs the participant will recognize ordinary income upon exercise in an amount equal to the excess of the fair market value of the shares over the exercise price—the appreciation value—on the date of exercise. Any gain or loss recognized upon any later disposition of the shares generally will be capital gain or loss.
The purchase of shares upon exercise of an incentive stock option will not result in any taxable income to the participant, except for purposes of the alternative minimum tax. Gain or loss recognized by the participant on a later sale or other disposition of the shares will either be long-term capital gain or loss or ordinary income depending upon whether the participant holds the shares transferred upon exercise for a specified period. Any ordinary income recognized will be in the amount, if any, by which the lesser of the fair market value of the shares on the date of exercise or the amount realized from the sale exceeds the stock option price.
A participant who receives restricted stock will not have taxable income upon grant, but upon vesting unless the participant timely files an election under Section 83(b) of the Code to be taxed at the time of grant of restricted stock. Absent such election, the participant will recognize ordinary income equal to the fair market value of the shares at the time of vesting, less the amount paid for such shares (if any). Any additional gain or loss recognized upon any later disposition of the shares generally will be long-term or short-term capital gain or loss, depending on whether the shares are held for more than one year. If a participant timely files a Section 83(b) election, the participant will recognize ordinary income equal to the fair market value of the shares at the time of vesting purchase or grant less the amount paid for such shares (if any).
A participant who receives RSUs, performance units or performance shares will not have taxable income upon grant of the award; instead the participant will generally be taxed upon settlement of the award. The participant will recognize ordinary income equal to the fair market value of the shares or the amount of cash received by the participant. In addition, Internal Revenue Code Section 409A imposes certain restrictions on deferred compensation arrangements. Stock awards that are treated as deferred compensation under Section 409A are intended to meet the requirements of this section of the Internal Revenue Code.
Prior to the delivery of any shares or cash pursuant to an equity award (or exercise thereof) or prior to any time the equity award or shares are subject to taxation or other tax-related items, the combined organization and/or the participant’s employer will have the power and the right to deduct or withhold, or require a participant to remit to the combined organization, an amount sufficient to satisfy any tax-related items or other items that are required to be withheld or deducted or otherwise applicable with respect to such equity award.
The Administrator may, at its discretion and pursuant to such procedures as it may specify from time to time, permit a participant to satisfy such withholding or deduction obligations or any other tax-related items, in whole or in part by (without limitation) paying cash, electing to have the combined organization withhold otherwise deliverable cash or shares, or delivering to the combined organization already-owned shares; provided that, unless the Administrator permits otherwise, any proceeds derived from a cashless exercise must be an approved broker-assisted cashless exercise or the cash or shares withheld or delivered must be limited to avoid financial accounting charges under applicable accounting guidance or shares must have been previously held for the minimum duration required to avoid financial accounting charges under applicable accounting guidance. The fair market value of the shares to be withheld or delivered will be determined based on such methodology that the combined organization deems to be reasonable and in accordance with applicable laws.
The combined organization will be entitled to a tax deduction in connection with a stock award under the 2022 Plan only in an amount equal to the ordinary income realized by the participant and at the time the participant recognizes the income. Section 162(m) places a limit of $1 million on the amount of compensation that the combined organization may deduct as a business expense in any year with respect to certain of its most highly paid executive officers. While the Administrator considers the deductibility of compensation as one factor in determining executive compensation, the Administrator retains the discretion to award and pay compensation that is not deductible as it believes that it is in the best interests of the combined organization’s stockholders to maintain flexibility in the combined organization’s approach to executive compensation and to structure a program that the combined organization considers to be the most effective in attracting, motivating and retaining key employees.
New Plan Benefits
The 2022 Plan does not provide for set benefits or amounts of awards and Yumanity has not approved any stock awards that are conditioned on stockholder approval of the 2022 Plan.
Equity Compensation Plan Information
The following table provides information as of December 31, 2021, with respect to the shares of Yumanity’s common stock that may be issued under Yumanity’s existing equity compensation plans.
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders(1)	409,902(2)	$48.01(3)	179,789(4)
Equity compensation plans not approved by security holders(5)	1,455,497(6)	$12.54	260,809(7)
Total	1,865,399		440,598
(1)	Includes the 2016 Plan and the Proteostasis Therapeutics, Inc. 2016 Employee Stock Purchase Plan (the “ESPP”).
(2)	Includes (i) 323,677 shares of common stock issuable upon the exercise of outstanding options and (ii) 86,225 shares of common stock issuable upon vesting of restricted stock units.
(3)	Since restricted stock units do not have any exercise price, such units are not included in the weighted average exercise price calculation.
(4)
As of December 31, 2021, a total of 379,720 shares of Yumanity’s common stock have been reserved for issuance pursuant to the 2016 Plan, which number excludes the 319,341 shares that were added to the 2016 Plan as a result of the automatic annual increase of 3% on January 1, 2022. As of December 31, 2021, a total of 41,626 shares of Yumanity’s common stock have been reserved for issuance pursuant to the ESPP, which number excludes the 6,938 shares that were added to the 2016 Plan as a result of the automatic annual increase of 1% on January 1, 2022.

(5)
Includes the Yumanity Therapeutics, Inc. Amended and Restated 2018 Stock Option and Grant Plan (the “2018 Plan”) and the Yumanity Therapeutics, Inc. 2021 Inducement Plan (the “Inducement Plan”). A description of the 2018 Plan and the Inducement Plan is contained in Note 12 of the notes to Yumanity’s consolidated financial statements contained in Yumanity’s Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 24, 2022.

(6)
Consists of (i) 104,000 shares of common stock underlying non-qualified stock options that were granted prior to the adoption of the Inducement Plan as a one-time award to a new employee in accordance Nasdaq Listing Rule 5635(c)(4), (ii) 1,177,097 shares of common stock issuable upon the exercise of outstanding options under the 2018 Plan and (iii) 174,400 shares of common stock issuable upon the exercise of outstanding options under the Inducement Plan.

(7)	Consists of (i) 33,209 shares of common stock issuable under the 2018 Plan and (ii) 227,600 issuable under the Inducement Plan.

Required Vote
The affirmative vote of a majority of the votes properly cast at the Yumanity special meeting, whether present via live audio webcast or represented by proxy at the Yumanity special meeting, is required to approve the 2022 Plan.
THE YUMANITY BOARD OF DIRECTORS RECOMMENDS THAT THE YUMANITY STOCKHOLDERS VOTE “FOR” YUMANITY PROPOSAL NO. 5 TO APPROVE THE 2022 PLAN.

Yumanity Proposal No. 6: Advisory, Non-Binding Vote on Transactions-Related Executive Compensation Arrangements
As required by Item 402(t) of Regulation S-K and Section 14A of the Exchange Act and Rule 14a-21(c) thereunder, Yumanity is providing Yumanity stockholders with the opportunity to vote, on a non-binding advisory basis, on the golden parachute compensation that may become payable to Yumanity named executive officers in connection with the Merger, as disclosed pursuant to Item 402(t) of Regulation S-K in the section titled “The Transactions—Quantification of Merger Related Executive Compensation Arrangements” in this proxy statement/prospectus/information statement.
Yumanity believes that the information regarding golden parachute compensation that may become payable to its named executive officers in connection with the Transactions is reasonable and demonstrates that the Company’s executive compensation program was designed appropriately and structured to ensure the retention of talented executives and a strong alignment of the long-term interests of the Company’s stockholders. Accordingly, Yumanity is seeking approval of the following resolution at the special meeting:
“RESOLVED, that the stockholders of Yumanity Therapeutics, Inc. approve, on a nonbinding, advisory basis, the compensation that will or may become payable by Yumanity to its named executive officers that is based on or otherwise relates to the transactions as disclosed pursuant to Item 402(t) of Regulation S-K in the section titled “Transactions—Quantification of Merger Related Executive Compensation Arrangements.”
Stockholders of Yumanity should note that this proposal is not a condition to the completion of the Merger or the Asset Sale, and as an advisory vote, the result will not be binding on Yumanity, its board of directors or the named executive officers. Further, the underlying employment agreements, equity awards and other arrangements are contractual in nature and not, by their terms, subject to stockholder approval. Accordingly, regardless of the outcome of the advisory vote, the named executive officers will be eligible to receive the compensation that is based on or otherwise relates to the Merger and Asset Sale in accordance with the terms and conditions applicable to the underlying employment agreements, equity awards and other arrangements Yumanity entered into with these named executive officers, as described in the section titled “The Transactions—Quantification of Merger Related Executive Compensation Arrangements”.
Required Vote
The affirmative vote of a majority of the votes properly cast at the Yumanity special meeting, whether present in person or represented by proxy at the Yumanity special meeting is required for approval of the non-binding advisory vote on Merger-related executive compensation arrangements described in this Yumanity Proposal No. 6.
THE YUMANITY BOARD OF DIRECTORS RECOMMENDS THAT THE YUMANITY STOCKHOLDERS VOTE “FOR” YUMANITY PROPOSAL NO. 6 TO APPROVE, ON A NON-BINDING ADVISORY VOTE BASIS, COMPENSATION THAT WILL OR MAY BECOME PAYABLE BY YUMANITY TO ITS NAMED EXECUTIVE OFFICERS IN CONNECTION WITH THE TRANSACTIONS.

Yumanity Proposal No. 7: Approval of Possible Adjournment of the Special Meeting
If Yumanity fails to receive a sufficient number of votes to approve Yumanity Proposal Nos. 1, 2, 3 and 4, Yumanity may propose to adjourn the Yumanity special meeting, for a period of not more than 30 days, for the purpose of soliciting additional proxies to approve Yumanity Proposal Nos. 1, 2, 3 and 4. Yumanity currently does not intend to propose adjournment at the Yumanity special meeting if there are sufficient votes to approve Yumanity Proposal Nos. 1, 2, 3 and 4.
Required Vote
The affirmative vote of a majority of the votes properly cast at the Yumanity special meeting, whether present via live audio webcast or represented by proxy at the Yumanity special meeting, is required to approve the adjournment of the Yumanity special meeting for the purpose of soliciting additional proxies to approve Yumanity Proposal Nos. 1, 2, 3 and 4.
THE YUMANITY BOARD OF DIRECTORS RECOMMENDS THAT THE YUMANITY STOCKHOLDERS VOTE “FOR” YUMANITY PROPOSAL NO. 7 TO ADJOURN THE SPECIAL MEETING, IF NECESSARY, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN FAVOR OF YUMANITY PROPOSAL NOS. 1, 2, 3 OR 4.

YUMANITY’S BUSINESS
Overview
Yumanity is a biopharmaceutical company focused on the discovery and development of innovative, disease-modifying therapies for neurodegenerative diseases. Neurodegenerative diseases cause a progressive loss of structure and function in the brain, leaving patients with devastating damage to their nervous system and widespread functional impairment. Although treatments may help relieve some of the physical or mental symptoms associated with neurodegenerative diseases, few of the currently available therapies slow or stop the continued loss of neurons, resulting in a critical unmet need. Yumanity is specifically focused on developing novel therapies to treat devastating conditions, either with large or orphan disease markets, such as Parkinson’s disease, dementia with Lewy bodies, multiple system atrophy (“MSA”), amyotrophic lateral sclerosis (“ALS,” also known as Lou Gehrig’s disease), and frontotemporal lobar dementia (“FTLD”).
Neurodegenerative diseases exert a heavy societal burden worldwide and represent one of the largest global healthcare challenges of our time. With an increasingly aging population globally, diseases affecting the brain and central nervous system are rising in prevalence, with overwhelming personal and economic consequences that exact a toll on patients, caregivers and treatment providers. The rising prevalence of neurodegenerative disease and a lack of disease-modifying treatments has resulted in a significant and growing unmet medical need. It is estimated that more than 60 million people worldwide suffer from neurodegenerative diseases, which is expected to almost double every 20 years. Global costs for treating these diseases are estimated to be greater than $1 trillion annually.
Yumanity’s lead program, YTX-7739, is in development for the potential treatment and disease modification of Parkinson’s disease. YTX-7739 targets an enzyme known as stearoyl-CoA desaturase (“SCD”). Inhibition of SCD in multiple cellular systems, including patient-derived neurons, as well as in a novel mouse model of Parkinson’s disease, has been demonstrated to reverse the toxicity of misfolded alpha-synuclein, or α-synuclein, a protein strongly associated with Parkinson’s disease. In January 2022, the U.S. Food and Drug Administration (the “FDA”) placed a partial clinical hold on multidose clinical trials of YTX-7739. In February 2022, the FDA issued the partial clinical hold letter stating that serious toxicities were observed in preclinical GLP toxicology animal studies of YTX-7739. In order for the partial clinical hold to be lifted, FDA requested that Yumanity implement certain methods for monitoring humans for some of the toxicities observed in animals and demonstrate that other toxicities observed in animals can either be monitored in humans or are not relevant to humans. The partial clinical hold suspends initiation of multiple dose clinical trials in the U.S. until the FDA’s concerns have been addressed. The FDA’s action did not impact Yumanity’s multidose clinical trial in Europe and permits Yumanity’s planned single dose formulation clinical trial to proceed.
On November 10, 2021, Yumanity announced the top-line results of a Phase 1b clinical trial of YTX-7739 in patients with mild-to-moderate Parkinson’s disease, which assessed the safety, tolerability and pharmacokinetics and pharmacodynamics of YTX-7739. The Phase 1b clinical trial was a randomized, placebo-controlled, double-blind multi dose study to investigate the safety, tolerability, pharmacokinetics and pharmacodynamics of YTX-7739. Data were reported from 20 patients with mild-to-moderate Parkinson’s disease. Patients received once-daily oral doses of YTX-7739 (20 mg) or placebo for 28 days. YTX-7739 was shown to inhibit its primary target, SCD, an enzyme whose inhibition has been closely linked to neuronal survival and improved motor function in a Parkinson’s disease model.
In February 2022, Yumanity announced that it is exploring strategic alternatives to enhance shareholder value and engaged Wainwright as its financial advisor to assist in this process. In February 2022, Yumanity also began implementation of a strategic restructuring with the objective of preserving capital. As part of the restructuring, Yumanity eliminated approximately 60% of its workforce and took other actions, including reducing its office and laboratory space, to reduce expenditures.
After a comprehensive review of strategic alternatives, on June 5, 2022, Yumanity entered into the Merger Agreement with Kineta. Pursuant to the Merger Agreement, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, at the Effective Time, Merger Sub, a wholly-owned subsidiary of Yumanity, will merge with and into Kineta, with Kineta continuing as a wholly-owned subsidiary of Yumanity and the surviving corporation of the Merger. If the Merger is completed, the business of Yumanity will become the business of Kineta as described under the caption “Kineta’s Business” beginning on page 300 of this proxy statement/prospectus/information.
On June 5, 2022, Yumanity also entered into the Asset Purchase Agreement with Janssen. Pursuant to the Asset Purchase Agreement and subject to the satisfaction or waiver of the conditions set forth in the Asset Purchase

Agreement, Yumanity will sell to Janssen all of Yumanity’s rights, title and interest in YTX-7739 as well as its unpartnered preclinical and discovery-stage product candidates and related intellectual property rights, and Janssen will assume certain of Yumanity’s liabilities, for a purchase price of $26 million in cash.
Yumanity expects to devote significant time and resources to the completion of the Merger and the Asset Sale. If the Merger is not completed, Yumanity will reconsider its strategic alternatives and may pursue one of the following courses of action, which Yumanity currently believes are the most likely alternatives if the Merger with Kineta is not completed:
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Pursue another strategic transaction similar to the Merger. Yumanity may resume its process of evaluating other candidate companies interested in pursuing a strategic transaction and, if a candidate is identified, focus its attention on negotiating and completing such strategic transaction with such candidate. To pursue another strategic transaction, Yumanity would require a significant amount of time and financial resources, and Yumanity would be subject to all the risks and uncertainties involved in securing such transaction. There is no assurance that Yumanity could raise sufficient capital to support these efforts and that the process of evaluating other candidate companies would be successful.

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Continue to operate its business. If the Asset Sale also does not close, Yumanity could elect to continue to operate its business and pursue licensing or partnering transactions or utilize its intellectual property to pursue the treatment of neurodegenerative diseases. To continue to operate its business, Yumanity would require a significant amount of time and financial resources, and Yumanity would be subject to all the risks and uncertainties involved in the development of product candidates. There is no assurance that Yumanity could raise sufficient capital to support these efforts, that its development efforts would be successful or that it could successfully obtain the regulatory approvals required to market any product candidate it pursued.

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Dissolve and liquidate its assets. If Yumanity is unable, or does not believe that it is able, to find a suitable candidate for another strategic transaction, Yumanity may dissolve and liquidate its assets. In that event, Yumanity would be required to pay all of its debts and contractual obligations and to set aside certain reserves for potential future claims. If Yumanity dissolves and liquidates its assets, there can be no assurance as to the amount or timing of available cash that will remain for distribution to Yumanity’s stockholders after paying Yumanity’s debts and other obligations and setting aside funds for its reserves.

If the Merger with Kineta is completed but the Asset Sale with Janssen is not completed, then the combined organization may choose to pursue a transaction similar to the Asset Sale or alternatively, retain the Purchased Assets.
Neurodegenerative Disease Market and Challenges
Many factors, including too few disease-relevant biological hypotheses, the inherent complexity of the brain, and high patient heterogeneity, have led to a graveyard of failed approaches over the last several decades and have produced few approved disease-modifying therapies for neurodegenerative diseases to date.
Clinical study of neurodegenerative disease and evaluation of potential therapeutics has faced several hurdles. A primary consideration is the genetic heterogeneity of neurodegenerative diseases and subsequent variations in the disease biology in patients with similar clinical diagnoses. Yumanity believes this degree of heterogeneity is far greater than previously appreciated and is likely due to a unique combination of genetic and environmental factors which have important implications for development of therapies and their appropriate use by individual patients. Yumanity believes there is a need for a larger and more accurate set of biomarkers to aid in diagnosis as well as monitoring disease progression and treatment response in trials. Damage to brain cells early in the disease course and prior to the onset of symptoms presents further challenges for the design of clinical trials, as patients enrolling in clinical trials are typically selected based on expression of disease symptoms when significant damage to brain cells has already occurred. For example, increasingly sophisticated imaging studies have demonstrated that patients have lost at least 40% to 60% of dopaminergic neuronal integrity before qualifying for a diagnosis of Parkinson’s disease, indicating damage to brain cells begins long, often decades, before clinical symptoms manifest. As a result, many previous clinical trials in neurodegenerative disease included patients at a stage of the disease beyond which progression could no longer be modified. Thus, clinical trials would optimally be performed in patient populations that are at an early enough stage where potential disease-modifying therapies have an opportunity to preserve existing brain cells and function. Approaches to early diagnosis remain a focus in the neurodegenerative clinical research field.
In Parkinson’s disease, the cornerstone of pharmacological therapy for the past several decades has focused on either temporarily replenishing dopamine or mimicking the action of dopamine such as with the dopamine precursor levodopa. Levodopa, which is very helpful to patients in managing some of the motor symptoms of the disease, does not alter disease progression. Certain disease-modifying molecules are currently being investigated in early clinical trials for the potential of removing or reducing levels of α-synuclein. These programs, however, are predominantly focused on the development of antibodies. Therapeutic antibodies are large molecules that are administered systemically, and as such have significant challenges crossing the blood brain barrier and penetrating into the brain, which is the target tissue for neurodegenerative diseases. Even if some limited amount of antibody can penetrate into the brain, antibodies face a further challenge. α-Synuclein functions within cells to facilitate vesicle trafficking, however when α-synuclein misfolds it is thought to have an increased propensity to aggregate and disrupt multiple critical processes inside the cell. The ultimate expression of this pathology is the formation of Lewy bodies within neurons, which are a hallmark of dystrophic and degenerating cells. Therapeutics that target pathological processes within cells would be expected to prevent this toxic progression. α-Synuclein can also be secreted by neurons, and although the function is unclear, this results in α-synuclein outside of cells. It is this population that would be a target for antibody therapeutics which are generally believed to interact with protein extracellularly, or outside the cell. Yumanity believes antibodies therefore have less access to α-synuclein, and recently, two antibody drug candidates that target α-synuclein failed to meet primary clinical endpoints in Phase 2 trials. By contrast, Yumanity is developing small molecules that its yeast platform pre-selects by design to cross the blood brain barrier and diffuse into the cell where α-synuclein causes cellular toxicity and damage. YTX-7739 targets the enzyme SCD, the inhibition of which has been shown to help overcome the toxicity of α-synuclein and promote protection of neurons.
Yumanity’s Approach
Yumanity’s approach is to unlock the path to new therapies by addressing the fundamental and persistent barriers in neurodegeneration research: the poor understanding of disease mechanisms and lack of new biological targets. Yumanity believes that programs focused on novel drug targets, which are grounded in an improved understanding of disease biology, will enable a higher likelihood of success in developing disease-modifying therapies.
Yumanity’s discovery engine was built upon core enabling technology that it exclusively licenses from the Whitehead Institute, an affiliate of the Massachusetts Institute of Technology. The core discovery technologies were created in the laboratory of Yumanity’s co-founder, Dr. Susan Lindquist. Dr. Lindquist and senior scientists from her team integrated multiple technology platforms to create a drug discovery engine designed to reliably generate new insights into fundamental mechanisms of neurodegenerative disease, and also reveal new potential drug targets and drug molecules that address neurodegeneration in a range of different ways, many of which were previously unknown.
The discovery engine was centered on the key insight that protein misfolding, a phenomenon at the root of virtually all neurodegenerative diseases, can be modeled in yeast cells. These yeast models are then screened against large chemical libraries using high throughput technology, selecting for chemical hits that protect cells from the toxicities created by the misfolded human disease-relevant proteins. The biological targets and pathways for these protective molecules are then uncovered using a series of chemical genetic techniques. Yumanity’s technology also allows for screening yeast collections that have individual genes deleted, such that, when rescue is observed, it can be inferred that the gene that was deleted in that yeast strain is involved in ameliorating the toxicity of the misfolded human disease-relevant protein. Since the only modification to the original yeast system was the introduction of the culprit misfolding proteins, any molecule or gene deletion that can protect cells from the resultant toxicity is of interest. The discovery of protective molecules and biological targets, especially when previously unknown, can reveal new or untapped areas for study. Yumanity believes that the complement and overlap between the small molecule and genetic rescue screens have the potential to create a powerful network of interlinked biological processes that can further identify previously unknown therapeutic targets. Yumanity explores these cell-protective discoveries from the yeast system for translation to human disease-relevant cells using informatics and cutting-edge stem cell and iPSC experimental techniques. The discovery engine was designed to ultimately output novel programs: molecules with novel biological targets that can then be progressed through the standard preclinical drug development processes.
Yumanity believes its proprietary discovery engine has the potential to dramatically expand the knowledge around the complex biology of neurodegeneration, and further allows initiation of discovery programs outside of the traditional, limited set of hypotheses that exist today. Screening for hits in a living yeast system can save time by providing a biological-relevant readout sooner than some of the more typical practice of starting in non-live, test tube systems. Additionally, shared features between yeast cell membranes and the blood brain barrier, such as comparable membrane permeability, polarity, and drug pumps for removal of non-native compounds, mean that molecules that can permeate a yeast cell to effect intracellular rescue may also be likely to penetrate the blood brain barrier.

Furthermore, Yumanity’s molecules have been tested in diseased human cells ex-vivo at the beginning rather than at the end of preclinical development. Yumanity believes that success in this setting confers increased confidence in programs compared to the more traditional paradigm of multiple rounds of animal studies before any actual testing in human tissues.
Key Differentiators of Yumanity’s Discovery Engine

Traditional neurodegeneration discovery "funnel"
Small number of known targets
Lengthy iteration before exposure to live cells
Late exposure to human tissue
Bounded scope of discovery
Yumanity approach
Multiple novel targets generated by unbiased approach
Screening in live cells accelerates readout
Early exposure to patient cells = early discharge of risk
Expansive, attractive disease-modifying options

Yumanity has leveraged the power of its discovery engine to generate a robust portfolio of promising novel drug targets and molecules. Yumanity then prioritizes the most promising targets to accelerate drug discovery programs and advance compounds into preclinical and ultimately clinical development. To date, this approach has uncovered over twenty novel targets, pathways, mechanisms, and molecules that Yumanity believes have the potential to ameliorate the fundamental cellular toxicities associated with neurodegenerative diseases.
Discovered targets may mature into programs as they advance through the discovery process. YTX-7739, Yumanity’s lead program, targets the enzyme SCD, one of the early targets identified and validated in Yumanity’s discovery engine and is being studied for the treatment of Parkinson’s disease. Yumanity is also developing lead compounds and validating two targets that are advancing through a research collaboration with Merck & Co., Inc. (“Merck”). Other targets for multiple potential indications are at varying stages of the discovery process.
Yumanity’s Pipeline
All of Yumanity’s therapeutic candidates are small molecules and are optimized and formulated for oral delivery. Yumanity currently owns both development and commercialization rights to YTX-7739 and all other targets except for its research collaboration with Merck, which has licensed these potential programs and will conduct IND-enabling toxicology and safety pharmacology, clinical development and commercialization.
YTX-7739 is a novel small molecule for the potential treatment of Parkinson’s disease and related disorders of α-synuclein. The program that resulted in this lead compound was the first prioritized output program of Yumanity’s discovery engine. YTX-7739 is designed to ameliorate the consequences of α-synuclein toxicity in human cells that results in cellular dysfunction, specifically disruptions with the directed movement, or trafficking, of proteins or lipid-bound vesicles within cells. YTX-7739 targets the enzyme SCD, which catalyzes a reaction in the lipid metabolism pathway.
α-Synuclein is a protein that is a prominent constituent of Lewy bodies, the abnormal protein aggregates that are the pathological hallmarks of Parkinson’s disease, dementia with Lewy bodies, MSA and other neurological disorders known collectively as “synucleinopathies”. Current treatments for Parkinson’s disease manage the early motor symptoms of the disease. The goal of Yumanity’s differentiated and potentially disease-modifying approach with YTX-7739 is to block the intracellular toxicity associated with α-synuclein misfolding and aggregation to allow the cell to continue to function normally, and to slow or possibly even halt the progressive degenerative consequences of the disease.

On November 10, 2021, Yumanity announced the top-line results from its Phase 1b clinical trial of YTX-7739 in patients with mild-to-moderate Parkinson’s disease. The Phase 1b clinical trial was a randomized, placebo-controlled, double-blind multi dose study to investigate the safety, tolerability, pharmacokinetics and pharmacodynamics of YTX-7739. Data were reported from 20 patients with mild-to-moderate Parkinson’s disease. Patients received once-daily oral doses of YTX-7739 (20 mg) or placebo for 28 days. YTX-7739 was shown to inhibit its primary target, SCD, an enzyme whose inhibition has been closely linked to neuronal survival and improved motor function in a Parkinson’s disease model.
After 28 days of treatment, the 20 mg dose given once-daily reduced the fatty acid desaturation index (the “FA-DI”), a biomarker of SCD inhibition, by approximately 20%-40%, the range expected to be clinically relevant based on preclinical studies. Target engagement in the cerebrospinal fluid suggested that YTX-7739 crossed the blood brain barrier. Additionally, the PK/PD profile of YTX-7739 was consistent with previous studies and Yumanity believes that this profile informs dose selection for future studies.
YTX-7739 was generally well tolerated with all treatment emergent adverse events (“AEs”) being mild to moderate in severity. There were no serious adverse events. Moderate AEs in the active treatment group consisted of two patients with increased Parkinson’s symptoms, two patients with lower back pain, one patient with headache, one patient with myalgia, one patient with insomnia, one patient with ligament strain, and one patient with vaccination complication. One patient on placebo had moderate worsening of tremors and Parkinsonism, which led to discontinuation. AEs occurring at a higher percentage in two or more patients administered YTX-7739 compared to placebo were procedural pain, myalgia, dry eye, hyperbilirubinemia, hypesthesia, lower back pain, and constipation. AEs occurring at a higher percentage with placebo included orthostatic hypotension, headache, tremor, fatigue and dizziness.
As expected, after only 28 days of dosing, there were no statistically significant differences in clinical assessments (UPDRS III, MoCA) or most exploratory biomarkers. Additionally, qEEG assessments of the effect of YTX-7739 on brain activity were completed in a subset of eight patients and demonstrated a statistically significant change compared to baseline, suggestive of a potential improvement in synaptic function.
In January 2022, the FDA placed a partial clinical hold on multidose clinical trials of YTX-7739. The partial clinical hold suspends initiation of multiple dose clinical trials in the U.S. until the FDA’s questions have been addressed. In February 2022, the FDA issued the partial clinical hold letter stating that serious toxicities were observed in preclinical GLP toxicology animal studies of YTX-7739. In order for the partial clinical hold to be lifted, the FDA requested that Yumanity implement certain methods for monitoring humans for some of the toxicities observed in animals and demonstrate that other toxicities observed in animals can either be monitored in humans or are not relevant to humans. The partial clinical hold suspends initiation of multiple dose clinical trials in the U.S. until the FDA’s concerns have been addressed. The FDA has not halted all clinical programming and is permitting Yumanity’s planned single dose formulation clinical trial to proceed. Yumanity has paused all its previously planned studies while the partial clinical hold is pending.
Two other discovery programs are novel targets for the treatment of ALS and FTLD. Activities for these potential programs are currently being conducted through a research collaboration with Merck, with up to $530 million in potential milestones for Yumanity plus royalties. If these potential programs are successful and achieve full target validation with small molecule agents, they will advance to IND-enabling safety pharmacology and toxicology studies to be conducted by Merck, which will also be responsible for any subsequent clinical development and commercialization.
Beyond these programs, Yumanity has additional early targets.
If the Asset Sale is consummated, Yumanity will sell to Janssen all of Yumanity’s rights, title and interest in and to YTX-7739 as well as Yumanity’s unpartnered preclinical and discovery-stage product candidates and related intellectual property rights. Yumanity will retain the targets that are the subject of its research collaboration with Merck.
Leadership Team
Yumanity is led by its Chief Executive Officer, Richard Peters, M.D., Ph.D., the former President, Chief Executive Officer and director at Merrimack Pharmaceuticals, and former Senior Vice President and Head of Global Rare Diseases at Sanofi Genzyme. Mike Wyzga is Yumanity’s Chief Financial Officer, and he was a former Vice President on the Healthcare Investment Banking Team at Needham & Company and also worked within the Healthcare Corporate and Investment Banking group at Citigroup.

Yumanity’s co-founder and chairman of its board of directors is N. Anthony Coles, M.D., previously the Chief Executive Officer of Onyx Pharmaceuticals until its sale to Amgen in 2013, and current Chief Executive Officer of Cerevel Therapeutics. Yumanity’s other co-founder is the late Susan Lindquist, Ph.D., a former director of the Whitehead Institute.
Yumanity’s Discovery Engine Platform
At the center of Yumanity’s scientific foundation is its drug discovery engine, which is based on technology licensed from the Whitehead Institute, an affiliate of the Massachusetts Institute of Technology. This core technology, combined with investments and advancements by Yumanity, is designed to enable rapid screening to identify product candidates with the potential to modify disease by overcoming toxicity in disease-causing gene networks. Toxicity in many neurodegenerative diseases results from an aberrant accumulation of misfolded proteins in the brain. Yumanity has leveraged its proprietary discovery engine to identify and screen novel drug targets and drug molecules for their ability to protect nerve cells from toxicity arising from misfolded proteins. To date, Yumanity has identified over twenty targets, most of which have not previously been linked to neurodegenerative diseases.
Overview – Protein Misfolding and Toxicity Cascades
DNA is the foundational code for all proteins. The information held in DNA, in our genes, is transcribed first into RNA and then translated into linear strands of amino acids, the building blocks of all proteins found within cells. The linear strands of amino acids then fold in very precise, highly complex ways to form proteins, each having defined shapes and structures that enable them to carry out their normal biological function. When protein folding goes awry, critical functions of proteins may be lost, or new, abnormal functions may be gained.
Protein misfolding plays a key role in the initiation and progression of neurodegenerative diseases, including Alzheimer’s disease, Parkinson’s disease, dementia with Lewy bodies, MSA, ALS and FTLD. In each of these diseases, as culprit proteins misfold, they form aggregates that may combine into plaques, which form sticky deposits in the brain cells or in brain tissue. These aggregates and plaques can interfere with normal cellular function in a number of ways. For example, they may interfere with the directed movement, or trafficking, of proteins or lipid-bound vesicles within cells, or they may trigger inflammatory reactions. They may also impede chemical and enzymatic processes. Ultimately, these aggregates and plaques result in nerve cell damage and cell death.
A revolution in genetics over the past 15 years has led to the identification of genetic risk factors for neurodegenerative diseases and a number of genes that can be causally tied to protein misfolding processes. Patients who inherit mutations in a single, specific gene generally present with early-onset and aggressive forms of disease. Genetic data have enabled the development of animal and cellular pathology models based on overexpression of disease-causing genes. While undoubtedly an important advance, these models often do not replicate the full features of disease pathology. As a result, there is no conclusive demonstration to date that simply reducing the levels of misfolded proteins reduces the neurodegenerative pathology or presents an efficacious therapeutic approach to the treatment of neurodegenerative disease in humans.
Protein aggregate formation occurs in different places. In Alzheimer’s disease, protein aggregates are found in extracellular plaques, but in diseases like Parkinson’s disease and ALS, misfolded proteins tend to aggregate and create toxic effects inside of brain cells. These intracellular protein aggregates are protected by a cell membrane and therefore lie beyond the typical reach of protein-based drugs, such as antibodies, that do not effectively cross cell membranes. Ongoing trials seeking to use antibody therapy to bind to the misfolded proteins can only do so while proteins are outside cell membranes, which is a relative minority of their life cycle.
The toxic consequences of protein misfolding and aggregation ultimately result in cell death, and the accumulation of dead cells within specific brain regions marks the progression of disease symptoms and severity. It is Yumanity’s goal to keep cells alive by protecting them from the consequences of these misfolded proteins, thereby slowing disease progression. Yumanity’s discovery engine was designed to better understand the processes through which protein misfolding and aggregation trigger cellular toxicity, and to do so in a manner that allows it to identify a network of new targets and biological processes which, when modulated using a therapeutic drug, it believes will ameliorate the toxicities initiated by protein misfolding, allow the cells to continue to function normally, and halt the progression of disease. Yumanity believes the identification of these new targets and close-in biology networks, and the molecules that modulate them, enables a new treatment approach to neurodegenerative drug discovery.

Yumanity’s Programs
Yumanity has leveraged its discovery engine to identify more than twenty diverse biological targets not previously linked to neurodegenerative disease that it believes are suitable for a future disease-modifying drug discovery program. Yumanity’s lead program, YTX-7739 for the potential treatment and disease-modification of Parkinson’s disease, is at the Phase 1 clinical trial stages of development. In collaboration with Merck, Yumanity is also currently in the lead optimization process for another potential program for the potential treatment of ALS and FTLD.
Yumanity’s Lead Program – YTX-7739
Yumanity has been developing YTX-7739 for the treatment of Parkinson’s disease. YTX-7739 is the first prioritized drug candidate identified in Yumanity’s discovery engine and is designed to reduce α-synuclein toxicity by inhibiting SCD, an enzyme that metabolizes saturated fatty acids to their monounsaturated form.
If the Asset Sale is consummated, Yumanity will sell to Janssen, among other things, all of Yumanity’s rights, title and interest in and to YTX-7739.
Parkinson’s Disease Overview
Parkinson’s disease is a chronic, progressive neurological disorder of the central nervous system and the second most prevalent neurodegenerative disorder in the United States after Alzheimer’s disease, with an estimated 500,000 to one million prevalent cases. More than 10 million people worldwide are believed to have Parkinson’s disease. In patients with Parkinson’s disease, the premature death of neurons in the brain reduces levels of the neurotransmitter dopamine, causing motor dysfunction including tremor, slow movement, muscle rigidity, and difficulty with balance, falling, swallowing, speech, and writing. Other changes in the brain associated with the disease may result in cognitive and sensory symptoms. Additional features of the disease include disruptions in nerves connecting the brain to other systems such as cardiovascular, gastrointestinal, and urogenital systems, as well as sleep disturbances, constipation, and loss of sense of smell. Later-stage Parkinson’s disease is severely debilitating, and its symptoms make sufferers more likely to experience life-threatening medical issues. As a result, while Parkinson’s does not directly cause death, it is nevertheless the fourteenth leading cause of death in the United States.
Approximately 60,000 people are diagnosed with Parkinson’s disease in the United States each year, most often after the age of 50. The National Institutes of Health estimates the annual cost of treating Parkinson’s disease in the United States to be $14 billion, with indirect costs such as lost productivity adding at least another $6 billion. As with many other neurodegenerative diseases, the greatest risk factor for Parkinson’s disease is increasing age. The growing population of older adults and longer average lifespans are therefore likely to increase the number of Parkinson’s patients and the need for effective treatments. Currently, it is estimated that the number people diagnosed with Parkinson’s disease in the United States will double by the year 2040.
Although certain Parkinson’s disease cases have been associated with rare gene mutations, both hereditary and environmental factors are likely to contribute to the occurrence of Parkinson’s disease in the majority of cases. Additionally, while the biological cause of most cases of Parkinson’s disease is not clear, the core pathology of Parkinson’s disease is degeneration of the dopaminergic neurons in the midbrain. In certain cases, cell loss occurs in association with the formation of intraneuronal Lewy inclusion bodies. Abnormally aggregated α-synuclein is the principal component of Lewy bodies, which are the pathological hallmark of Parkinson’s disease. The presence of Lewy bodies and other associated fibrils is correlated with neuron loss and death, decline in motor function and cognitive dysfunction.
Limitations of Current Therapies
There is currently no known cure for Parkinson’s disease. Pharmacological therapies for Parkinson’s disease are aimed at either temporarily replenishing dopamine or mimicking the action of dopamine. They generally help reduce muscle rigidity, improve speed and coordination of movement and lessen tremor.
The dopamine precursor levodopa is the most commonly prescribed pharmacotherapy. While extremely helpful overall, some symptoms do not respond as well to levodopa, like difficulty with balance, falling, difficulty with speech and swallowing, and memory issues. It can also be challenging to titrate and find the optimal dose and patients may experience “on” and “off” periods when the drug concentration falls to below their individual needs. Unfortunately, the long-term use of levodopa is frequently associated with the development of additional motor complications, for example dyskinesias, or uncontrolled, involuntary movements. Additional therapies attempt to slow the degradation of dopamine using monoamine oxidase-B inhibitors. Catechol-o-methyltransferase inhibitors and carbidopa may be used to reduce levodopa degradation. Amantadine, an N-methyl-D-aspartate (“NMDA”) receptor antagonist, is also used and may act through more than one mechanism. Drug treatment for Parkinson’s disease is commonly individualized by patient and disease characteristics, and patients may receive multiple drug therapies throughout their course of disease, including other medications for comorbid conditions and symptomatic management such as antidepressants, anxiolytics, and anti-psychotics. While these therapies address the symptoms of Parkinson’s disease, they are unable to halt disease progression over the longer-term. As a result, these symptomatic therapies lose their efficacy over time, leaving patients with few treatment options.
Outside of drug therapy, electrical deep brain stimulation is also used to control motor symptoms of Parkinson’s disease, typically in the advanced stages of disease. In addition to pharmacotherapy, a holistic approach to treatment is encouraged and patients may gain benefit from regular exercise, psychological, physical, occupational and speech therapy, nutrition consultation, education, support groups, and the use of assistive devices and caregiver relief.
There are currently a small number of early clinical trials investigating the potential of directly reducing α-synuclein to change the course of the disease. These programs, however, are predominantly based on antibody therapy which, due to their large size, do not readily enter the brain or brain cells and are believed to interact only with extracellular α-synuclein that has been secreted or released from cells. Formation of pathological α-synuclein aggregates, known as Lewy bodies, occurs inside of cells, and the ability of therapeutic antibodies to impact consequent toxic α-synuclein cascades is unclear.
Yumanity’s Solution
YTX-7739 is a small molecule with potential to slow or halt disease progression in patients suffering with Parkinson’s disease. Using Yumanity’s discovery engine and Parkinson’s disease patient cell lines, Yumanity identified SCD as a biological target enzyme for diseases caused by α-synuclein-mediated toxicity. YTX-7739 is designed to inhibit SCD to reduce α-synuclein-mediated toxicity within cells.
The α-Synuclein Toxicity Cascade
Aggregated α-synuclein protein is the primary constituent of the pathological Lewy bodies formed in the brains of patients with Parkinson’s disease. Although its precise molecular function is poorly understood, α-synuclein is known to be a membrane-associated lipid binding protein and has been implicated in vesicle trafficking, a process by which cells transport materials between different cellular destinations, as well as in membrane curvature and fusion.
In yeast, the overexpression of α-synuclein causes severe cellular toxicity by disrupting multiple cellular mechanisms, including vesicle trafficking. These disruptions occur in both yeast models and mammalian systems, where mutations or overexpression of α-synuclein increases the amount of membrane-associated α-synuclein, which in turn impairs vesicle trafficking and increases cellular stress and toxicity. Importantly, human genetic studies indicate mutations and overexpression of α-synuclein lead to severe and rapidly progressing forms of Parkinson’s disease, and this relationship to disease severity almost certainly involves toxic effects of α-synuclein aggregates on the functions of cell membranes.
YTX-7739’s Target
Yumanity discovered SCD as a result of its unbiased phenotypic screening efforts, which identified a series of compounds that potently protected cells against α-synuclein-mediated toxicity. Using Yumanity’s discovery engine’s target identification capability, it was able to identify that the specific biological target implicated in this protection was inhibition of Ole1, the single yeast fatty-acid desaturase enzyme and direct counterpart of SCD in humans.
Ole1 in yeast and SCD in humans are enzymes that metabolize saturated lipids and break them down into their unsaturated lipid components. Unsaturated lipids are important components of cell membranes because of the processes they regulate, including membrane fluidity, curvature and fusion. Paradoxically, the greater the level of unsaturated lipid in membranes, the greater the vesicle trafficking impairment and toxicity caused by α-synuclein. Inhibiting SCD enzymatic activity reduces the levels of unsaturated lipids, which ameliorates the detrimental vesicle trafficking defects associated with increased α-synuclein expression. Yumanity’s hypothesis is that reducing SCD activity will reduce abnormal vesicle trafficking within cells caused by α-synuclein, thereby reducing the accumulation of neurotoxicity and slowing the progression of neurologic impairment in patients with Parkinson’s disease and related disorders.

The chart below demonstrates the impact of inhibiting the SCD enzyme in a diseased human cell line prepared from a patient with Parkinson’s disease. This patient had a single amino acid mutation in the α-synuclein protein sequence. The red line shows the risk of cell death in cells containing the α-synuclein mutation. The black line, which shows lower risk of death, is a control cell line – genetically identical to the Parkinson’s disease patient cell line but with a correction of the α-synuclein mutation generated using Clustered Regularly Interspaced Short Palindromic Repeats (CRISPR) technology. The increasing shades of blue lines represent the survival of the mutation-containing cells upon exposure to increasing concentrations of a potent SCD inhibitor. As the chart shows, inhibition of SCD reduces cell death in the mutation-containing cell line down to the levels of the mutation-corrected control. The improved survival effect is dependent upon the concentration of SCD inhibitor.
Cell death in Parkinson’s patient cell line corrected by inhibition of SCD

PD patient neuron
Inhibitor 3nm
Inhibitor 10nm
Inhibitor 30nm *
Inhibitor 100nm *
Control
(CRISPR-corrected)
* statistically significant
Cumulative Risk of Death
0.0
0.1
0.2
0.3
0.4
0.5
Time (hrs)
0
50
100
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In addition to demonstrating that inhibition of SCD can protect human neurons grown in a dish, Yumanity has also explored the effects of SCD inhibition in a new mouse model of Parkinson’s disease. This mouse was engineered to express a mutant version of human α-synuclein, which leads to progressive motor deficits and pathological neuron cell loss in the brain that are similar to the progression seen in Parkinson’s disease. Dopamine replacement therapy, the standard of care in Parkinson’s therapy, can partially reverse the motor deficits in these engineered mice, demonstrating the disease-relevance of the model. When these mice were administered YTX-7739 for 4 months, the expected motor deficits never developed, whereas similar mice in the same study that received placebo evidenced the expected altered motor behaviors. Interestingly, when the SCD1 gene was removed in these engineered α-synuclein mice, known as a gene knockout, which would mimic the effects of an SCD inhibitor, these mice also had significantly reduced motor deficits and pathological neuron loss. These studies demonstrate the consistent effect of reducing SCD activity and validate SCD as a target for reducing the toxic effects of α-synuclein in disease-relevant models.
Motor Behavior at Six Months of Age

While Yumanity has established that SCD inhibition protects cells from α-synuclein toxicity, the precise mechanism of protection has not been defined. Yumanity believes there are at least three possible mechanisms of action: (1) SCD inhibition reverses a toxic increase in fatty acid desaturation triggered by α-synuclein aggregation, (2) SCD inhibition directly antagonizes toxic effects of α-synuclein on membrane properties and/or trafficking, or (3) reduced fatty acid desaturation ameliorates a direct toxic interaction of α-synuclein with cell membranes.
The knowledge of SCD enzyme biology also allows Yumanity to define a biomarker that can be used to measure target inhibition. Specifically, because the substrates for SCD are sixteen-carbon (“C16”) or eighteen-carbon (“C18”) saturated fatty acids, and the products are C16 and C18 monounsaturated fatty acids, Yumanity can therefore monitor drug effects on SCD by measuring the amount, or ratio, of the C16 and C18 precursors and their monounsaturated products. The result of this analysis gives Yumanity the FA-DI, expressed as a ratio of the amount of monounsaturated C16 or C18 substrates divided by the amount of corresponding saturated fatty acid. The FA-DI gives Yumanity a biomarker that allows it to measure the effects of its compounds on SCD in vitro and in vivo.
Clinical Trials
YTX-7739 is currently in the Phase 1 stage of clinical development. A single ascending dose (SAD) study in healthy volunteers, and a multiple ascending dose (MAD) study in healthy volunteers, with a Phase 1b part in patients with Parkinson’s disease have been completed in Europe. The SAD study was a randomized, double-blind, placebo-controlled single ascending dose study to investigate the safety, tolerability, and pharmacokinetics of YTX-7739 in healthy volunteers, and has completed. The SAD study was conducted in three parts at one site in the Netherlands. The first part was to investigate the safety, tolerability and pharmacokinetics of increasing doses of YTX-7739 in healthy subjects. The second and third parts were to study the effect of food on the pharmacokinetics of YTX-7739 after administration in a fed state in healthy subjects.
Fifty-six healthy volunteers (aged 19-39 years of age; 22 males; 34 females) were administered single oral dose of YTX-7739, from 5 mg to 400 mg in the SAD study. Forty subjects participated in the placebo controlled, randomized, double blind part of the study which included seven cohorts of eight subjects each, randomized to YTX-7739 or placebo in a 6:2 ratio. Sixteen of these subjects also participated in two cohorts where YTX-7739 was administered with food. In addition, two cohorts of eight subjects each (16 subjects in total) participated in an open label fashion to further inform dose selection for the MAD study. Safety assessments included, but were not limited to, AEs, serious adverse events, safety laboratory tests, vital signs and electrocardiograms. In addition, plasma drug levels were collected to assess pharmacokinetic variables and a pharmacodynamic biomarker was also included to explore the potential of YTX-7739 to change plasma levels of fatty acids. There were no safety concerns identified and YTX-7739 was found to be generally well tolerated with most AEs being mild or moderate in severity. The half-life of YTX-7739 combined with a favorable dose-proportional pharmacokinetic profile, in the fed state, supports that low daily doses administered with food will sustain the target range of exposure.
There were dose-linear increases in the maximum serum concentration achieved and the 24-hour area under the concentration-time curve observed at 5 mg, 10 mg, 30 mg and 250 mg dose levels in the fed state, suggesting dose-proportionality of YTX-7739 exposure in the 5 – 250 mg dose range, when administered in a fed state. Drug plasma concentrations in the trial exceeded levels of exposure estimated to be sufficient for target engagement based on pharmacodynamic modeling. Consistent with preclinical data, YTX-7739 also demonstrated clinically relevant drug concentrations in the cerebral spinal fluid. The results of this SAD trial supported progression to the MAD trial.
On November 10, 2021, Yumanity announced top-line data from its Phase 1b clinical trial of YTX-7739 in patients with mild-to-moderate Parkinson’s disease. The Phase 1b clinical trial was a randomized, placebo-controlled, double-blind multi dose study to investigate the safety, tolerability, pharmacokinetics and pharmacodynamics of YTX-7739. Data were reported from 20 patients with mild-to-moderate Parkinson’s disease. Patients received once-daily oral doses of YTX-7739 (20 mg) or placebo for 28 days.
YTX-7739 was shown to inhibit its primary target, SCD, an enzyme whose inhibition has been closely linked to neuronal survival and improved motor function in a Parkinson’s disease model. After 28 days of treatment, the 20 mg dose given once-daily reduced the FA-DI, a biomarker of SCD inhibition, by approximately 20%-40%, the range expected to be clinically relevant based on preclinical studies. Target engagement in the cerebrospinal fluid suggested that YTX-7739 crossed the blood brain barrier. Additionally, the pharmacokinetic/pharmacodynamic profile of YTX-7739 was consistent with previous studies and Yumanity believes that this profile informs dose selection for future studies.
YTX-7739 was generally well tolerated with all treatment emergent AEs being mild to moderate in severity. There were no serious AEs. Moderate AEs in the active treatment group consisted of two patients with increased Parkinson’s symptoms, two patients with lower back pain, one patient with headache, one patient with myalgia, one patient with insomnia, one patient with ligament strain, and one patient with vaccination complication. One patient on placebo had moderate worsening of tremors and Parkinsonism, which led to discontinuation. AEs occurring at a higher percentage in two or more patients administered YTX-7739 compared to placebo were procedural pain, myalgia, dry eye, hyperbilirubinemia, hypesthesia, lower back pain and constipation. AEs occurring at a higher percentage with placebo included orthostatic hypotension, headache, tremor, fatigue and dizziness.
As expected, after only 28 days of dosing, there were no statistically significant differences in clinical assessments (Unified Parkinson’s Disease Rating Scale Part III (UPDRS III)), Montreal Cognitive Assessment (MoCA) or most exploratory biomarkers. Quantitative electroencephalogram (qEEG) assessments of the effect of YTX-7739 on brain activity were completed in a subset of eight patients and demonstrated a statistically significant change compared to baseline, suggestive of a potential improvement in synaptic function.
In January 2022, the FDA placed a partial clinical hold on multidose clinical trials of YTX-7739. The partial clinical hold suspends initiation of multiple dose clinical trials in the U.S. until the FDA’s concerns have been addressed. The FDA’s action did not impact Yumanity’s ongoing multidose clinical trial in Europe and permits Yumanity’s planned single dose formulation clinical trial to proceed.

If the Asset Sale is consummated, Yumanity will sell to Janssen, among other things, all of Yumanity’s rights, title and interest in and to YTX-7739.
Yumanity’s Potential Additional Programs
Yumanity currently has two preclinical programs that are being progressed through a research collaboration with Merck. On December 17, 2021, Merck notified Yumanity that the first data package that Yumanity submitted for one program met the requirements to progress to the next stage of the research collaboration. Achievement of this milestone triggered a $5.0 million milestone payment from Merck to Yumanity, which was received in February 2022. Yumanity cannot provide assurance as to the timing of future milestones or royalty payments or that it will receive any of the future payments at all. Merck will be responsible for IND-enabling toxicology and safety pharmacology studies, as well as subsequent clinical development and commercialization.
The potential programs that Yumanity has partnered with Merck are not part of the Asset Sale to Janssen and will remain with Yumanity (and with Kineta after the closing of the Merger) following the closing of the Asset Sale.
ALS and FTLD Disease Overview
ALS, also referred to as Lou Gehrig’s disease, is a neurodegenerative disease that affects nerve cells in the brain and the spinal cord. In healthy individuals, upper motor neurons in the brain send signals to lower motor neurons in the spinal cord and brainstem, which send signals to muscles, thereby generating body movement. In ALS, both the upper motor neurons and the lower motor neurons degenerate or die, resulting in loss of muscle function with progression to severe impairment of mobility, speech and communication.
Early symptoms of ALS usually include muscle weakness or stiffness, and over time, all muscles under voluntary control are affected. As ALS progresses, individuals lose their strength and the ability to speak, eat and move. Many sufferers lose the muscular ability to maintain breathing, requiring permanent ventilatory support. Individuals with ALS usually retain their ability to perform higher mental processes such as reasoning, remembering, understanding and problem solving, so they are entirely aware of their progressive loss of muscle function. Continued deterioration of muscle control leads to respiratory failure and death, with an average survival time of three years. About 20 percent of people with ALS live five years, 10 percent will survive 10 years and 5 percent will live 20 years or longer.
According to the ALS Association, in 2016, between 14,000 and 15,000 Americans had ALS. ALS is most commonly diagnosed between the ages of 55 and 75, and only ten percent of people with ALS will survive for ten years or more. Medical and non-medical costs of ALS, including lost income, range between $256 million and $433 million each year in the United States, with annual costs from ALS exceeding $60,000 per patient.
FTLD is an umbrella term for a group of related syndromes and processes, often also called frontotemporal lobar dementia, frontotemporal degeneration or dementia or Pick’s disease, that impacts the frontal and temporal lobes of the brain. Formally, the process of frontotemporal degeneration results in the condition of frontotemporal dementia. Disease processes cause the degeneration of neurons and shrinking of the frontal and temporal brain regions, which causes progressive alterations in personality, behavior and language. There are different types of FTLD, which manifest as a frontal or behavioral variant affecting behavior and personality, or as a primary progressive aphasia variant, which results in difficulty communicating due to loss of speech and inability to use and understand language. FTLD patients often exhibit aggressive and compulsive behaviors and have various changes in sexual behaviors.
It is believed that the prevalence of FTLD in the United States is around 60,000 cases. There is a wide range of onset, from 21 to 80 years of age, with most cases occurring between 45 and 64 years of age. Given the younger age of onset as compared to Alzheimer’s disease, FTLD has been cited as the most common form of dementia in people under 60. Annual medical and nonmedical costs of FTLD are estimated at approximately $120,000 per patient, indicating a societal disease impact in the United States alone of over $7 billion annually.
These conditions are generally believed to exist as a spectrum disorder, with “pure” ALS as a neuromuscular disorder at one end of the spectrum, and “pure” FTLD as a dementia-related disorder at the other. Many patients exhibit varying degrees of both types of symptoms on this spectrum.
Limitations of Current Therapies
There is no known cure for ALS. The cause of ALS in 90% or more of cases is unknown. Known as sporadic ALS, genetic and environmental factors may play a role in these cases. In contrast, up to 10% of all ALS cases are of an inherited familial form. A number of genetic mutations have been implicated in familial ALS, most frequently

C9orf72 and SOD1. In all cases of ALS, upper and lower motor neurons are lost, causing muscle dysfunction and atrophy. Two drugs have been approved in the United States for the treatment of ALS, riluzole and edaravone. Riluzole has demonstrated a survival benefit and edaravone delayed decline in an assessment of daily functioning.
There are also no known cures for FTLD, nor are there any approved medications for this disease. Patients are sometimes proscribed riluzole, although its effectiveness in this indication is uncertain. To manage quality of life, antidepressants are prescribed to help with anxiety and obsessive-compulsive behaviors, and anti-psychotics can sometimes help control irrational and risky behavior. Sleep aids are also prescribed to help with insomnia and sleep disturbances.
Competition
The biotechnology and pharmaceutical industries, including in the neurodegenerative disease field, are highly competitive and subject to rapid and significant technological change. Yumanity faces potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions, governmental agencies and public and private research institutions. Several of these entities have commercial products, robust drug pipelines, readily available capital and established research and development organizations. Many of Yumanity’s competitors may have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than Yumanity does. Mergers and acquisitions in the pharmaceutical, biotechnology and diagnostic industries may result in even more resources being concentrated among a smaller number of Yumanity’s competitors. These competitors also compete with Yumanity in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, its programs. Small or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. The key competitive factors affecting the success of Yumanity’s product candidates, if approved, are likely to be their efficacy, safety, convenience, price, the level of branded and generic competition and the availability of reimbursement from government and other third-party payors.
Any product candidates that Yumanity successfully develops and commercializes will compete with existing therapies and new therapies that may become available in the future, including but not limited to:
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Parkinson’s disease: Currently available therapies for Parkinson’s disease include Levodopa, D2/D3-preferring agonists, monoamine oxidase B inhibitors as monotherapy or in combination, anticholinergics as well as deep brain stimulation devices by Medtronic Inc. and St. Jude Medical Inc., among others. Yumanity is also aware of several large and specialty pharmaceutical and biotechnology companies developing potentially disease modifying therapeutics for Parkinson’s disease, including Denali, Prothena, Roche (in partnership with Prothena), Novartis, AbbVie (in partnership with BioArctic AB), Voyager Therapeutics, Prevail Therapeutics, Sage Therapeutics, Neurocrine Biosciences, Eli Lilly, Biogen (in partnership with Ionis and Neurimmune), AstraZeneca, Takeda, IRLAB Therapeutics, Avanir Pharmaceuticals and Lundbeck, that are in various stages of clinical development.

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Dementia with Lewy bodies: Currently available therapies to alleviate symptoms in dementia with Lewy bodies include cholinesterase inhibitors, carbidopa/levodopa, memantine, “atypical” antipsychotics, melatonin and clonazepam. Yumanity is also aware of several large and specialty pharmaceutical and biotechnology companies and academic institutes developing potentially disease modifying therapeutics for dementia with Lewy bodies, including Lawson Health Research Institute, Sun Pharma Advanced Research Company, Georgetown University, Pfizer, Eisai, Allergan and Novartis, that are in various stages of clinical development.

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ALS: Currently available therapies for ALS include riluzole (Rilutek®) and edaravone (Radicava®). Yumanity is also aware of several large and specialty pharmaceutical and biotechnology companies and academic institutions developing potentially disease modifying therapeutics for ALS, including Denali, Avanir Pharmaceuticals, Amylyx Pharmaceuticals, Biogen (in partnership with Ionis), Neuropore Therapies, Cytokinetics and Mallinckrodt, that are in various stages of clinical development.

•	FTLD: There are no currently available therapies indicated for FTLD, however some patients are prescribed riluzole (Rilutek®) and other medications to manage symptoms such as antidepressants,

antipsychotics and sleep aids. Yumanity is also aware of several large and specialty pharmaceutical and biotechnology companies developing potentially disease modifying therapeutics for FTLD, including Alector, Bristol-Myers Squibb/Biogen, TauRx Therapeutics and Bayer, that are in various stages of clinical development.
Collaboration Agreement with Merck
In June 2020, Yumanity entered into an exclusive license and research collaboration agreement (the “Merck Collaboration Agreement”) with Merck to support the research, development and commercialization of products for the treatment of ALS and FTLD.
Pursuant to the Merck Collaboration Agreement, Yumanity granted Merck an exclusive, worldwide license with the right to grant and authorize sublicenses, under certain intellectual property rights related to two certain undisclosed targets in connection with Yumanity’s ALS and FTLD programs to make, have made, use, import, offer to sell and sell compounds and products covered by such intellectual property rights. In the event that the exploitation of such compound or product would infringe during the term of the Merck Collaboration Agreement a claim of an issued patent controlled by Yumanity, Yumanity also granted Merck a non-exclusive, sublicensable, royalty-free license under such issued patent to exploit such compound and product.
Under the terms of the Merck Collaboration Agreement, Yumanity and Merck are each responsible to perform certain research activities in accordance with a mutually agreed upon research plan. Upon the completion of certain stages of the research plan, Merck will elect to either advance or terminate the applicable research program. Following completion of the research program, Merck is responsible for the development and commercialization of the compounds developed pursuant to the research program and any product containing such compounds.
As consideration for the licenses granted to Merck under the Merck Collaboration Agreement, Merck paid Yumanity a one-time upfront payment and also purchased Class C preferred units of Yumanity Holdings, LLC. Under the terms of the Merck Collaboration Agreement, Yumanity is eligible to receive up to $280 million if Merck elects to advance the research program and upon achievement of specified research and development milestones, and up to $250 million upon achievement of specified sales-based milestones as well as a tiered, mid-single digit royalty on net sales of licensed products, subject to customary reductions. Merck’s royalty obligations for each licensed product continue on a country-by-country basis until the later of (i) the last-to-expire valid claim of the patent rights in such country or (ii) the tenth anniversary of the first commercial sale of such product in such country.
On December 17, 2021, Merck notified Yumanity that Merck accepted the first data package from Yumanity’s research collaboration relating to ALS and FTLD, and that Merck has elected to continue the research collaboration. Achievement of this milestone triggered a $5.0 million milestone payment from Merck to Yumanity, which Yumanity received in February 2022.
Unless terminated earlier, the Merck Collaboration Agreement will continue in full force and effect until one or more products has received marketing authorization and, thereafter, until expiration of all royalty obligations under the Merck Collaboration Agreement. Yumanity or Merck may terminate the Merck Collaboration Agreement upon an uncured material breach by the other party or insolvency of the other party. Merck may also terminate the Merck Collaboration Agreement for any reason upon certain notice to Yumanity.
License Agreement with Whitehead Institute
In February 2016, Yumanity entered into a tangible property and exclusive patent license agreement with the Whitehead Institute, which was subsequently amended in April 2016, August 2016 and July 2018 (such agreement, as amended, the “Whitehead License Agreement”). Pursuant to the Whitehead License Agreement, the Whitehead Institute granted Yumanity a worldwide license under certain patent rights to develop, commercialize and sell products and to develop and perform processes covered by such patents for the treatment of any disease in humans other than certain specified treatments for infectious diseases and cancer. The Whitehead Institute also granted Yumanity a non-exclusive, worldwide license to use certain know-how and to use and make certain biological materials.
The patent rights licensed to Yumanity under the Whitehead License Agreement relate to its discovery engine and are directed to compositions and methods for identifying novel disease-modifying therapies for neurodegenerative diseases. Such patent rights include patent rights developed or co-developed by Dr. Lindquist as an employee of Howard Hughes Medical Institute, as well as patents owned or jointly owned by the University of Chicago, the

University of Washington, the Massachusetts Institute of Technology, the Curators of the University of Missouri and Pfizer, Inc. Yumanity’s license under such patent rights is exclusive, subject to certain retained rights and certain patent rights previously licensed by the Whitehead Institute. Additionally, Yumanity’s exclusivity with respect to patent rights jointly owned by Pfizer, Inc. only applies to the Whitehead Institute’s right as a joint owner of such patents.
Under the terms of the Whitehead License Agreement, Yumanity must use commercially reasonable efforts to develop licensed products or processes and to introduce such licensed products or processes into the commercial market. Thereafter, Yumanity is required to use commercially reasonable efforts to make such licensed products or processes reasonably available to the public. In addition, in any given year until the first regulatory approval of a licensed product, Yumanity has diligence requirements to achieve a certain development milestone with respect to a licensed product or expend a minimum amount of money for platform development and/or development of licensed products or processes.
As consideration for the licenses granted to Yumanity under the Whitehead License Agreement, Yumanity paid an initial license fee and reimbursed the Whitehead Institute for certain expenses incurred in connection with the patent rights. Holdings also issued 3,000 common units (which, following a 100:1 unit split, represented 300,000 units) to the Whitehead Institute and certain persons and entities as directed by the Whitehead Institute in satisfaction of the Whitehead Institute’s policy on equity sharing. Under the terms of the Whitehead License Agreement, Yumanity is also required to pay an annual license maintenance fee which is creditable against royalties on net sales earned during the same calendar year. In addition, Yumanity is obligated to make payments to the Whitehead Institute upon achievement of certain milestones, the amount of which depends on the licensed product and indication, with up to an aggregate of $1.9 million for each of the first two licensed products for the first indication and less for subsequent licensed products and additional indications. Yumanity is also required to pay the Whitehead Institute a low single digit royalty percentage of net sales of licensed products and a low single digit royalty on net sales of products determined to have biological activity or utility by the use of a licensed product or process (“Identified Products”). Additionally, Yumanity is required to pay a mid-single to low double-digit percentage of certain income received from sublicensees and certain partners. Yumanity’s royalty obligation continues on a licensed product-by-licensed product and country-by-country basis for so long as the manufacture, use or sale of such licensed product in such country infringes a valid claim of the patent rights or, with respect to each Identified Product, for ten years after the first sale for consumption by an end user patient of such Identified Product.
Unless terminated earlier, the Whitehead License Agreement will expire upon the expiration or abandonment of all issued patents and filed patent applications within the licensed patent rights, which is currently projected to occur in 2035. The Whitehead Institute may terminate the Whitehead License Agreement upon notice to Yumanity if Yumanity ceases to carry on its business related to the Whitehead License Agreement, if Yumanity fails to make required payments within a certain period time or if Yumanity commits a material breach and fails to cure such breach within a certain period of time. The Whitehead Institute may also terminate the Whitehead License Agreement and/or the licenses granted to Yumanity if it brings or assists others in bringing a patent challenge against the Whitehead Institute. Yumanity may terminate the Whitehead License Agreement for any reason upon certain notice to the Whitehead Institute.
Intellectual Property
The proprietary nature of, or protection for, Yumanity’s product candidates and methods of manufacture and clinical use are an important part of its strategy to develop and commercialize novel therapies. Yumanity has filed numerous patent applications pertaining to its product candidates and clinical use. Yumanity strives to protect and enhance the proprietary technology, inventions and improvements that are commercially important to the development of its business by seeking, maintaining and defending its intellectual property, whether developed internally or licensed from third parties. Yumanity also relies on trade secrets, know-how, continuing technological innovation and potential in-licensing opportunities to develop, strengthen and maintain its proprietary position in the field of neurodegenerative diseases and protein misfolding. Additionally, Yumanity intends to rely on regulatory protection afforded through data exclusivity and market exclusivity, as well as patent term extensions, where available.
As of July 31, 2022, Yumanity’s patent portfolio as it pertains to certain of its product candidates included:
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Yumanity’s Lead Program – YTX-7739: one granted U.S. patent expected to expire in 2038; two pending U.S. non-provisional patent applications, and 28 pending patent applications outside the U.S., which, if pursued and granted, would be expected to expire in 2038-2039, without taking a potential patent term adjustment or extension into account, with composition of matter claims directed to the YTX-7739 compounds and method claims directed to the treatment of neurological disorders, for example SCD-associated disorders, or inhibiting toxicity in a cell relating to a protein; and two pending provisional U.S. patent applications, which, if pursued and granted in the U.S., would be expected to expire in 2042;
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Yumanity’s Potential Programs – YTX-9184: one granted U.S. patent expected to expire in 2038; four pending U.S. non-provisional patent applications, and 31 pending patent applications outside the U.S., which, if pursued and granted in the U.S., would be expected to expire in 2037-2040, without taking a potential patent term adjustment or extension into account, with composition of matter claims directed to one of its proprietary compounds and method claims directed to the treatment of neurological disorders, for example SCD-associated disorders, or inhibiting toxicity in a cell relating to a protein; five pending international Patent Cooperation Treaty (“PCT”) applications, which, if pursued and granted in the U.S., would be expected to expire in 2041, without taking a potential patent term adjustment or extension into account, with composition of matter and claims directed to the treatment of neurological disorders using inhibitors of an undisclosed target; five pending U.S. provisional patent applications, which, if pursued and granted in the U.S., would be expected to expire in 2042, without taking a potential patent term adjustment or extension into account, with composition of matter and claims directed to the treatment of neurological disorders using inhibitors of an undisclosed target; four pending international PCT applications, which, if pursued and granted in the U.S., would be expected to expire in 2041, without taking a potential patent term adjustment or extension into account, with composition of matter claims directed to compounds and methods claims directed to the treatment of neurological disorders using inhibitors of an undisclosed target; three pending U.S. provisional patent applications, which, if pursued and granted in the U.S., would be expected to expire in 2042, without taking a potential patent term adjustment or extension into account, with composition of matter claims directed to compounds and methods claims directed to the treatment of neurological disorders using inhibitors of an undisclosed target.

As the closing of the Asset sale, the patent portfolio discussed above relating to YTX-7739 and YTX-9184 will be sold to Janssen.
In addition, Yumanity has in-licensed an estate of patents and patent applications relating to its discovery engine from the Whitehead Institute, which is directed to compositions and methods for identifying novel disease-modifying therapies for neurodegenerative diseases such as Alzheimer’s disease, Parkinson’s disease and ALS. For example, this estate includes granted and pending claims to a number of yeast models of protein misfolding and methods of use thereof. As of March 15, 2022, this estate includes 24 granted U.S. patents, projected to expire between 2022-2035; one pending U.S. patent applications, which if granted in the U.S., would be expected to expire in 2038, without taking a potential patent term adjustment or extension into account; 31 granted foreign patents, projected to expire between 2025-2035; and eight pending foreign patent applications, which if granted, would be expected to expire between 2034-2038. Yumanity does not control the prosecution and maintenance of all of its in-licensed patents and patent applications, and its rights to enforce the patents are limited in certain ways. For additional details regarding the risks associated with Yumanity’s license agreements, see “Risk Factors—Risks Related to Yumanity’s Intellectual Property.”
The term of individual patents may vary based on the countries in which they are obtained. Generally, patents issued for applications filed in the United States are effective for 20 years from the earliest effective non-provisional filing date in the absence, for example, of a terminal disclaimer shortening the term of the patent or patent term adjustment increasing the term of the patent. In addition, in certain instances, a patent term can be extended to recapture a portion of the term effectively lost as a result of FDA regulatory review periods. The restoration period cannot be longer than five years and the total patent term, including the restoration period, must not exceed 14 years following FDA approval. The duration of patents outside of the United States varies in accordance with provisions of applicable local law, but typically is also 20 years from the earliest effective non-provisional filing date.
In addition to patents and patent applications that Yumanity owns and licenses, it relies on trade secrets and know-how to develop and maintain its competitive position. However, trade secrets can be difficult to protect. Yumanity seeks to protect its proprietary technology and processes, and obtain and maintain ownership of certain technologies, in part, through confidentiality agreements and invention assignment agreements with its employees, consultants, scientific advisors, contractors and commercial partners.

Yumanity’s future commercial success depends, in part, on its ability to obtain and maintain patent and other proprietary protection for commercially important technology, inventions and know-how related to its business; defend and enforce its patents; preserve the confidentiality of its trade secrets; and operate without infringing valid enforceable patents and proprietary rights of third parties. Yumanity’s ability to stop third parties from making, using, selling, offering to sell or importing its products may depend on the extent to which it has rights under valid and enforceable patents or trade secrets that cover these activities. With respect to Yumanity’s intellectual property, it cannot be sure that patents will issue from any of the pending patent applications to which it owns or that it may file in the future, nor can it be sure that any patents that may be issued in the future to it will be commercially useful in protecting its product candidates and methods of using or manufacturing the same. Moreover, Yumanity may be unable to obtain patent protection for certain aspects of its product candidates generally, as well as with respect to certain indications. See the section titled “Risk Factors—Risks Related to Yumanity’s Intellectual Property” for a more comprehensive description of risks related to its intellectual property.
Manufacturing
Yumanity does not have any manufacturing facilities or personnel. Yumanity currently relies, and expects to continue to rely, on third parties for the manufacturing of its product candidates for preclinical and clinical testing, as well as for commercial manufacturing if its product candidates receive marketing approval.
Currently, all of Yumanity’s product candidates are small molecules and are manufactured in reliable and reproducible synthetic processes from readily available starting materials. The chemistry does not require unusual equipment in the manufacturing process.
Commercialization
If approved by the FDA, Yumanity intends to commercialize its product candidates alone or in collaboration with others. Yumanity may work in combination with one or more large pharmaceutical partners for certain indications, where specialist capabilities are needed. Yumanity may enter into distribution or licensing arrangements for commercialization rights for other regions outside the United States.
Government Regulation
Government authorities in the United States at the federal, state and local level and in other countries extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of drug products. Generally, before a new drug can be marketed, considerable data demonstrating its quality, safety and efficacy must be obtained, organized into a format specific to each regulatory authority, submitted for review and approved by the regulatory authority.
U.S. Drug Development
In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act (“FDCA”), and its implementing regulations. Drugs are also subject to other federal, state and local statutes and regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval may subject an applicant to administrative or judicial sanctions. These sanctions could include, among other actions, the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, untitled or warning letters, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement, or civil or criminal penalties. Additionally, a manufacturer may need to recall a product from the market. Any agency or judicial enforcement action could have a material adverse effect on Yumanity.
Yumanity’s product candidates must be approved by the FDA through the new drug application (“NDA”) process before they may be legally marketed in the United States. The process required by the FDA before a drug may be marketed in the United States generally involves the following:
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completion of extensive nonclinical laboratory tests, animal studies and formulation studies in accordance with applicable regulations, including the FDA’s Good Laboratory Practice (“GLP”) regulations;

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submission to the FDA of an investigational new drug (“IND”) application, which must become effective before human clinical trials may begin and must be updated annually or when significant changes are made;

•	approval by an independent institutional review board (“IRB”) or ethics committee at each clinical trial site before each trial may be initiated;
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performance of adequate and well-controlled human clinical trials in accordance with applicable IND and other clinical trial-related regulations, referred to as Good Clinical Practices (“GCPs”), to establish the safety and efficacy of the proposed drug for each proposed indication;

•	preparation and submission to the FDA of an NDA or BLA for a new drug;
•	payment of user fees for FDA review of the NDA;
•	a determination by the FDA within 60 days of its receipt of an NDA or BLA to file the NDA for review;
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satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities where the drug is produced to assess compliance with current Good Manufacturing Practices (“cGMP”) requirements to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity;

•	potential FDA audit of the nonclinical study and/or clinical trial sites that generated the data in support of the NDA or BLA; and
•	FDA review and approval of the NDA or BLA, including consideration of the views of any FDA advisory committee, prior to any commercial marketing or sale of the drug in the United States.
Preclinical Studies and Clinical Trials
The nonclinical and clinical testing and approval process requires substantial time, effort and financial resources, and Yumanity cannot be certain that any approvals for its product candidates will be granted on a timely basis, if at all.
The data required to support an NDA or BLA are generated in two distinct development stages: nonclinical and clinical. For new chemical entities, the nonclinical development stage generally involves synthesizing the active component, developing the formulation and determining the manufacturing process, as well as carrying out non-human toxicology, pharmacology and drug metabolism studies in the laboratory, which support subsequent clinical testing. These nonclinical tests include laboratory evaluation of product chemistry, formulation, stability and toxicity, as well as animal studies to assess the characteristics and potential safety and efficacy of the product. The conduct of the nonclinical tests must comply with federal and state regulations and requirements, including GLPs for safety and toxicology studies. The sponsor must submit the results of the nonclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND application. An IND is a request for authorization from the FDA to administer an investigational drug product to humans. Some nonclinical testing may continue even after the IND is submitted, but an IND application must become effective before human clinical trials may begin. The central focus of an IND submission is on the general investigational plan and the protocol(s) for human trials. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA raises concerns or questions regarding the proposed clinical trials, including concerns that human research subjects will be exposed to unreasonable health risks, and places the IND on clinical hold within that 30-day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The FDA may also impose clinical holds on a product candidate at any time before or during clinical trials due to safety concerns or non-compliance. A complete clinical hold is a delay or suspension of all clinical work requested under an IND and a partial clinical hold is a delay or suspension of only part of the clinical work requested under the IND. Accordingly, Yumanity cannot be sure that submission of an IND will result in the FDA allowing clinical trials to begin, or that, once begun, issues will not arise that could cause the trial to be suspended or terminated. A separate submission to an existing IND must also be made for each successive clinical trial conducted during product development of a product candidate.
The clinical stage of development involves the administration of the product candidate to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor’s control, in accordance with GCPs, which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria and the parameters to be used to monitor subject safety and assess efficacy. Each protocol, and any subsequent amendments to the protocol, must be submitted to the FDA as part of the IND. Further, each clinical trial must be reviewed and approved by an IRB at or servicing each institution at which the clinical trial will be conducted. An IRB is charged with protecting the welfare and rights of trial participants and considers such items as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completion. There are also requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries. In the United States, information about applicable clinical trials, including clinical trials results, must be submitted within specific timeframes for publication on the www.clinicaltrials.gov website.
As part of the 21st Century Cures Act (the “Cures Act”), upon request, the FDA is to establish a process for the qualification of drug development tools. A drug development tool includes a biomarker including a surrogate endpoint, a clinical outcome assessment including a patient-reported outcome, and any other method, material or measure that the FDA determines aids drug development and regulatory review. A drug development tool is qualified if the FDA has determined that the tool and its proposed context of use can be relied upon to have a specific interpretation and application in drug development and regulatory review. A qualified drug development tool may be used to support the investigational use of a drug or support or obtain NDA or BLA approval.
A sponsor who wishes to conduct a clinical trial outside the United States may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. If a foreign clinical trial is not conducted under an IND, the sponsor may submit data from the clinical trial to the FDA in support of an NDA or BLA so long as the clinical trial is conducted in compliance with GCP and the FDA is able to validate the data through an onsite inspection if the agency deems it necessary.
Clinical trials are generally conducted in three sequential phases that may overlap, known as Phase 1, Phase 2 and Phase 3 clinical trials.
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Phase 1 clinical trials generally involve a small number of healthy volunteers who are initially exposed to a single dose and then multiple doses of the product candidate. The primary purpose of these clinical trials is to assess the metabolism, pharmacologic action, side effect tolerability and safety of the drug.

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Phase 2 clinical trials typically involve studies in disease-affected patients to determine the dose required to produce the desired benefits and provide a preliminary evaluation of efficacy. At the same time, safety and further pharmacokinetic and pharmacodynamic information is collected, as well as identification of possible adverse effects and safety risks. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning larger and more expensive Phase 3 clinical trials.

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Phase 3 clinical trials generally involve large numbers of patients at multiple sites (from several hundred to several thousand subjects) and are designed to provide the data necessary to demonstrate the effectiveness of the product for its intended use, its safety in use and to establish the overall benefit/risk relationship of the product and provide an adequate basis for physician labeling. Phase 3 clinical trials may include comparisons with placebo and/or comparator treatments. Generally, two adequate and well-controlled Phase 3 clinical trials are required by the FDA for approval of an NDA or BLA.

Post-approval studies, sometimes referred to as Phase 4 clinical trials, may be conducted after initial marketing approval. These studies are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of an NDA or BLA.
Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA. Written IND safety reports must be submitted to the FDA and the investigators within 15 calendar days for serious and unexpected suspected adverse events, findings from other studies or animal or in vitro testing that suggest a significant risk for human subjects, and any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. Additionally, a sponsor must notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction within seven calendar days. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, if at all. The FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether or not a study may move forward at designated check points based on access to certain data from the study and may recommend that the clinical trial be stopped if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy.
A drug being studied in clinical trials may be made available to individual patients in certain circumstances. Pursuant to the Cures Act, the manufacturer of an investigational drug for a serious disease or condition is required to make available, such as by posting on its website, its policy on evaluating and responding to requests for individual patient access to such investigational drug. This requirement applies on the earlier of the first initiation of a Phase 2 or Phase 3 trial of the investigational drug, or as applicable, 15 days after the drug receives a designation as a breakthrough therapy, fast track product or regenerative advanced therapy. Further, the Right to Try Act, among other things, provides a federal framework for certain patients to request access to certain investigational new drug products that have completed a Phase 1 clinical trial and that are undergoing investigation for FDA approval. There is no obligation for a pharmaceutical manufacturer to make its drug products available to eligible patients as a result of the Right to Try Act.
Concurrently with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the drug as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the sponsor must develop methods for testing the identity, strength, quality and purity of the final drug product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.
NDA and FDA Review Process
The results of the nonclinical studies and clinical trials, together with other detailed information, including extensive manufacturing information and information on the composition of the drug and proposed labeling, are submitted to the FDA in the form of an NDA or BLA requesting approval to market the drug for one or more specified indications. Data may come from company-sponsored clinical trials intended to evaluate the safety and efficacy of a product candidate or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the investigational drug to the satisfaction of the FDA. The FDA reviews an NDA or BLA to determine, among other things, whether a drug is safe and effective for its intended use and whether the product is being manufactured in accordance with cGMP to assure and preserve the product’s identity, strength, quality and purity. FDA approval of an NDA or BLA must be obtained before a drug may be offered for sale in the United States.
Under the Prescription Drug User Fee Act (“PDUFA”), as amended, each NDA or BLA must be accompanied by a user fee. The FDA adjusts the PDUFA user fees on an annual basis. According to the FDA’s fee schedule, effective from October 1, 2021 through September 30, 2022, the user fee for an application requiring clinical data, such as an NDA or BLA, is $3,117,218. PDUFA also imposes an annual prescription drug product program fee for human drugs ($369,413). Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on NDAs or BLAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.
The FDA reviews all NDAs or BLAs submitted before it accepts them for filing and may request additional information rather than accepting an NDA or BLA for filing. The FDA must make a decision on accepting an NDA or BLA for filing within 60 days of receipt. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA or BLA. Under the goals and policies agreed to by the FDA under PDUFA, for drugs that contain a new chemical entity (“NCE”), the FDA has 10 months from the filing date in which to complete its initial review of a standard NDA or BLA and respond to the applicant, and six months from the filing date for a priority NDA or BLA. For drugs that do not contain an NCE, these 10 and six month review timeframes are from the receipt date of an NDA or BLA. The FDA does not always meet its PDUFA goal dates for standard and priority NDAs or BLA, and the review process is often significantly extended by FDA requests for additional information or clarification.

After the NDA or BLA submission is accepted for filing, the FDA reviews the NDA or BLA to determine, among other things, whether the proposed product is safe and effective for its intended use, and whether the product is being manufactured in accordance with cGMP to assure and preserve the product’s identity, strength, quality and purity. Before approving an NDA or BLA, the FDA will conduct a pre-approval inspection of the manufacturing facilities for the new product to determine whether they comply with cGMPs. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. In addition, before approving an NDA or BLA, the FDA may also audit data from clinical trials to ensure compliance with GCP requirements. Additionally, the FDA may refer applications for novel drug products or drug products which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions. The FDA will likely re-analyze the clinical trial data, which could result in extensive discussions between the FDA and the applicant during the review process. The review and evaluation of an NDA or BLA by the FDA is extensive and time consuming and may take longer than originally planned to complete, and Yumanity may not receive a timely approval, if at all.
After the FDA evaluates an NDA or BLA, it may issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application is not ready for approval. A Complete Response Letter usually describes all of the specific deficiencies in the NDA or BLA identified by the FDA. The Complete Response Letter may require additional clinical data and/or an additional pivotal Phase 3 clinical trial(s), and/or other significant and time-consuming requirements related to clinical trials, nonclinical studies or manufacturing. If a Complete Response Letter is issued, the applicant may resubmit the NDA or BLA addressing all of the deficiencies identified in the letter, withdraw the application or request an opportunity for a hearing. Even if such data and information is submitted, the FDA may ultimately decide that the NDA or BLA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than Yumanity interprets the same data.
There is no assurance that the FDA will ultimately approve a drug product for marketing in the United States and Yumanity may encounter significant difficulties or costs during the review process. If a product receives marketing approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings, or precautions be included in the product labeling or may condition the approval of the NDA or BLA on other changes to the proposed labeling, development of adequate controls and specifications, or a commitment to conduct post-marketing testing or clinical trials and surveillance to monitor the effects of the approved product. For example, the FDA may require Phase 4 testing which involves clinical trials designed to further assess a drug’s safety and efficacy and may require testing and surveillance programs to monitor the safety of approved products that have been commercialized. The FDA also may place other conditions on approvals, including the requirement for a risk evaluation and mitigation strategy (“REMS”), to assure the safe use of the drug. If the FDA concludes a REMS is needed, the sponsor of the NDA or BLA must submit a proposed REMS. The FDA will not approve the NDA or BLA without an approved REMS, if required. A REMS could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription or dispensing of products. Product approvals may be withdrawn for non-compliance with regulatory requirements or if problems occur following initial marketing.
Orphan Drug Designation and Exclusivity
Under the Orphan Drug Act, the FDA may grant orphan designation to a drug intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making the product available in the United States for this type of disease or condition will be recovered from sales of the product.

Orphan drug designation must be requested before submitting an NDA or BLA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.
If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same indication for seven years from the date of such approval, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity by means of greater effectiveness, greater safety, or providing a major contribution to patient care, or in instances of drug supply issues. Competitors, however, may receive approval of either a different product for the same indication or the same product for a different indication but that could be used off-label in the orphan indication. Orphan drug exclusivity also could block the approval of one of Yumanity’s products for seven years if a competitor obtains approval before Yumanity does for the same product, as defined by the FDA, for the same indication Yumanity is seeking approval or if Yumanity’s product is determined to be contained within the scope of the competitor’s product for the same indication or disease. If one of Yumanity’s products designated as an orphan drug receives marketing approval for an indication broader than that which is designated, it may not be entitled to orphan drug exclusivity. Orphan drug status in the European Union (the “EU”) has similar, but not identical, requirements and benefits.
Expedited Development and Review Programs
The FDA has a fast track program that is intended to expedite or facilitate the process for reviewing new drugs that meet certain criteria. Specifically, new drugs are eligible for fast track designation if they are intended to treat a serious or life-threatening condition and demonstrate the potential to address unmet medical needs for the condition. Fast track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a new drug may request the FDA to designate the drug as a fast track product at any time during the clinical development of the product. The sponsor of a fast track product may request that the FDA review sections of the marketing application on a rolling basis before the complete NDA or BLA is submitted, if the sponsor provides a schedule for the submission of the sections of the application, the FDA agrees to accept sections of the application and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the application.
Any product submitted to the FDA for marketing, including under the fast track program, may be eligible for other types of FDA programs intended to expedite development and review, such as priority review. A product is eligible for priority review if it has the potential to provide safe and effective therapy where no satisfactory alternative therapy exists or offers a significant improvement in the treatment, diagnosis or prevention of a disease compared to marketed products. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug designated for priority review in an effort to facilitate the review.
Additionally, a drug may be eligible for designation as a breakthrough therapy if the drug is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The benefits of breakthrough therapy designation include the same benefits as fast track designation, plus intensive guidance from FDA to ensure an efficient drug development program.
Additionally, a drug may be eligible for accelerated approval. Drugs studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may receive accelerated approval, which means that they may be approved on the basis of adequate and well-controlled clinical trials establishing that the product has an effect on a surrogate endpoint that is reasonably likely to predict a clinical benefit, or on the basis of an effect on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require that a sponsor of a drug receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. In addition, the FDA generally requires, unless otherwise informed by the agency, pre-approval of promotional materials for products being considered for accelerated approval. The accelerated approval pathway does not ensure a faster development, regulatory review or approval process for a product. In addition, receiving accelerated approval does not assure that the product’s accelerated approval will eventually be converted to a traditional approval.

Fast track designation, priority review, breakthrough therapy designation and accelerated approval do not change the standards for approval but may expedite the development or approval process. Moreover, even if a product candidate qualifies for one or more of these programs, the FDA may later decide that the product candidate no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened. Fast track designation, priority review and breakthrough designation do not grant any advantages in the regulatory approval process or guarantee eventual approval by the FDA.
Pediatric Trials
Under the Pediatric Research Equity Act (“PREA”), as amended, an NDA or BLA or supplement to an NDA or BLA must contain data to assess the safety and efficacy of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. A sponsor who is planning to submit a marketing application for a drug that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration must submit an initial Pediatric Study Plan (“PSP”), within sixty days of an end-of-Phase 2 meeting or as may be agreed between the sponsor and the FDA. The initial PSP must include an outline of the pediatric study or studies that the sponsor plans to conduct, including study objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information. The FDA and the sponsor must reach agreement on the PSP. A sponsor can submit amendments to an agreed-upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from nonclinical studies, early phase clinical trials and/or other clinical development programs.
Post-Marketing Requirements
Following approval of a new product, a pharmaceutical company and the approved product are subject to continuing regulation by the FDA, including, among other things, monitoring and recordkeeping activities, reporting to the FDA of adverse experiences with the product, providing the FDA with updated safety and efficacy information, product sampling and distribution requirements and complying with promotion and advertising requirements, which include, among others, standards for direct-to-consumer advertising, restrictions on promoting drugs for uses or in patient populations that are not described in the drug’s approved labeling (known as “off-label use”), limitations on industry-sponsored scientific and educational activities and requirements for promotional activities involving the internet. Although physicians may prescribe legally available drugs for off-label uses, manufacturers may not market or promote such off-label uses. Prescription drug promotional materials must be submitted to the FDA in conjunction with their first use. Further, if there are any modifications to the drug, including changes in indications, labeling, or manufacturing processes or facilities, the applicant may be required to submit and obtain FDA approval of a new NDA or NDA supplement, which may require the applicant to develop additional data or conduct additional nonclinical studies and clinical trials. As with new NDAs, the review process is often significantly extended by FDA’s requests for additional information or clarification. Any distribution of prescription drug products and pharmaceutical samples must comply with the U.S. Prescription Drug Marketing Act, a part of the FDCA.
In the United States, once a product is approved, its manufacture is subject to comprehensive and continuing regulation by the FDA. The FDA regulations require that products be manufactured in specific facilities and in accordance with cGMP. NDA or BLA holders using contract manufacturers, laboratories or packagers are responsible for the selection and monitoring of qualified firms, and, in certain circumstances, qualified suppliers to these firms. These manufacturers must comply with cGMP regulations that require, among other things, quality control and quality assurance as well as the corresponding maintenance of records and documentation and the obligation to investigate and correct any deviations from cGMP. Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Manufacturers and other parties involved in the drug supply chain for prescription drug products must also comply with product tracking and tracing requirements and for notifying the FDA of counterfeit, diverted, stolen and intentionally adulterated products or products that are otherwise unfit for distribution in the United States. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance. The discovery of violative conditions, including failure to conform to cGMP, could result in enforcement actions that interrupt the operation of any such facilities or the ability to distribute products manufactured, processed or tested by them.

Discovery of previously unknown problems with a product or the failure to comply with applicable FDA requirements can have negative consequences, including judicial or administrative enforcement, warning letters from the FDA, mandated corrective advertising or communications with doctors, recall or withdrawal of the product from the market, and civil or criminal penalties, among others. Newly discovered or developed safety or effectiveness data may require changes to a product’s approved labeling, including the addition of new warnings and contraindications, and also may require the implementation of other risk management measures. Also, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could delay or prevent regulatory approval of Yumanity’s products under development. Changes in statutes, regulations or the interpretation of existing regulations could impact Yumanity’s business in the future by requiring, for example: (i) changes to its manufacturing arrangements; (ii) additions or modifications to product labeling; (iii) the recall or discontinuation of its products; or (iv) additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of Yumanity’s business.
Orange Book Listing
Section 505 of the FDCA describes three types of marketing applications that may be submitted to the FDA to request marketing authorization for a new drug. A Section 505(b)(1) NDA is an application that contains full reports of investigations of safety and efficacy. A Section 505(b)(2) NDA is an application in which the applicant, in part, relies on investigations that were not conducted by or for the applicant and for which the applicant has not obtained a right of reference or use from the person by or for whom the investigations were conducted. Section 505(j) establishes an abbreviated approval process for a generic version of approved drug products through the submission of an abbreviated new drug application (“ANDA”). An ANDA provides for marketing of a generic drug product that has the same active ingredient, dosage form, strength, route of administration, labeling, performance characteristics and intended use, among other things, to a previously approved product. Limited changes must be preapproved by the FDA via a suitability petition. ANDAs are termed “abbreviated” because they are generally not required to include nonclinical and clinical data to establish safety and efficacy. Instead, generic applicants must scientifically demonstrate that their product is bioequivalent to, or performs in the same manner as, the innovator drug through in vitro, in vivo or other testing. The generic version must deliver the same amount of active ingredients into a subject’s bloodstream in the same amount of time as the innovator drug and can often be substituted by pharmacists under prescriptions written for the reference listed drug.
In seeking approval for a drug through an NDA or BLA, including a 505(b)(2) NDA, applicants are required to list with the FDA certain patents having claims that cover the applicant’s product and method of use. Upon approval of an NDA or BLA, each of the patents listed in the application for the drug is then published in Approved Drug Products with Therapeutic Equivalence Evaluations, also known as the Orange Book. These products may be cited by potential competitors in support of approval of an ANDA or 505(b)(2) NDA.
Any applicant who files an ANDA seeking approval of a generic equivalent version of a drug listed in the Orange Book or a 505(b)(2) NDA referencing a drug listed in the Orange Book must make patent certifications to the FDA that (1) no patent information on the drug or method of use that is the subject of the application has been submitted to the FDA; (2) the patent has expired; (3) the date on which the patent has expired and approval will not be sought until after the patent expiration; or (4) the patent is invalid or will not be infringed upon by the manufacture, use or sale of the drug product for which the application is submitted. The last certification is known as a paragraph IV certification. Generally, the ANDA or 505(b)(2) NDA cannot be approved until all listed patents have expired, except where the ANDA or 505(b)(2) NDA applicant challenges a listed patent through a paragraph IV certification or if the applicant is not seeking approval of a patented method of use. If the applicant does not challenge the listed patents or does not indicate that it is not seeking approval of a patented method of use, the ANDA or 505(b)(2) NDA application will not be approved until all of the listed patents claiming the referenced product have expired.
If the competitor has provided a paragraph IV certification to the FDA, the competitor must also send notice of the paragraph IV certification to the holder of the NDA or BLA for the reference listed drug and the patent owner within 20 days after the application has been accepted for filing by the FDA. The NDA or BLA holder or patent owner may then initiate a patent infringement lawsuit in response to the notice of the paragraph IV certification. The filing of a patent infringement lawsuit within 45 days of the receipt of a paragraph IV certification notice prevents the FDA from approving the ANDA or 505(b)(2) application until the earlier of 30 months from the date of the lawsuit, expiration of the patent, settlement of the lawsuit, a decision in the infringement case that is favorable to the applicant or such shorter or longer period as may be ordered by a court. This prohibition is generally referred to as the 30-month stay.

In instances where an ANDA or 505(b)(2) NDA applicant files a paragraph IV certification, the NDA holder or patent owners regularly take action to trigger the 30-month stay, recognizing that the related patent litigation may take many months or years to resolve. Thus, approval of an ANDA or 505(b)(2) NDA could be delayed for a significant period of time depending on the patent certification the applicant makes and the reference drug sponsor’s decision to initiate patent litigation.
U.S. Marketing Exclusivity
Marketing exclusivity provisions under the FDCA can also delay the submission or the approval of certain marketing applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to obtain approval of an NDA or BLA for an NCE. A drug is an NCE if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an ANDA or a 505(b)(2) NDA submitted by another company for another drug based on the same active moiety, regardless of whether the drug is intended for the same indication as the original innovator drug or for another indication, where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement to one of the patents listed with the FDA by the innovator NDA holder. The FDCA also provides three years of marketing exclusivity for an NDA, or supplement to an existing NDA, if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example for new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the modification for which the drug received approval on the basis of the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the active agent for the original indication or condition of use. Three-year and five-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA or BLA would be required to conduct or obtain a right of reference to all of the nonclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and efficacy. Pediatric exclusivity is another type of regulatory market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods and patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric trial in accordance with an FDA-issued “Written Request” for such a trial.
U.S. Patent-Term Extension
Depending upon the timing, duration and specifics of FDA approval of Yumanity’s current product candidates or any future product candidate, some of its U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Act (the “Hatch-Waxman Act”). The Hatch-Waxman Act permits extension of the patent term of up to five years as compensation for patent term lost during FDA regulatory review process. Patent term extension, however, cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term extension period is generally one half the time between the effective date of an IND and the submission date of an NDA or BLA plus the time between the submission date of an NDA or BLA and the approval of that application, except that the review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved drug is eligible for the extension (and only those patent claims covering the approved drug, a method for using it or a method for manufacturing it may be extended), and the application for the extension must be submitted prior to the expiration of the patent. A patent that covers multiple products for which approval is sought can only be extended in connection with one of the approvals. The United States Patent and Trademark Office (the “USPTO”), in consultation with the FDA, reviews and approves the application for any patent term extension. In the future, Yumanity may apply for extension of a patent term for its currently owned patents to add patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant NDA. However, there can be no assurance that the USPTO will grant Yumanity any requested patent term extension, either for the length it requests or at all.
Healthcare Reform
In the United States and some foreign jurisdictions, there have been, and continue to be, several legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of product candidates, restrict or regulate post-approval activities and affect the ability to profitably sell product candidates for which marketing approval is obtained. Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives.
For example, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (collectively, “ACA”), enacted in the United States in March 2010, has already had, and is expected to continue to have, a significant impact on the healthcare industry. The ACA expanded coverage for the uninsured while at the same time containing overall healthcare costs. Among the provisions of the ACA of importance to Yumanity’s product candidates are the following:
•
an annual, nondeductible fee on any entity that manufactures or imports certain branded prescription drugs and biological products, apportioned among these entities according to their market share in certain government healthcare programs;

•	a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected;
•
an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program to 23.1% and 13.0% of the average manufacturer price for branded and generic drugs, respectively;

•
expansion of healthcare fraud and abuse laws, including the False Claims Act and the Anti-Kickback Statute, which include, among other things, new government investigative powers and enhanced penalties for non-compliance;

•
a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% (increased to 70% in 2019 pursuant to subsequent legislation) point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;

•	extension of manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;
•
expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals, thereby potentially increasing manufacturers’ Medicaid rebate liability;

•	expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program;
•	the requirements under the federal open payments program and its implementing regulations;
•	a requirement to annually report drug samples that manufacturers and distributors provide to physicians; and
•	a Patient-Centered Outcomes Research Institute to oversee, identify priorities in and conduct comparative clinical effectiveness research, along with funding for such research.
Since its enactment, there have been judicial, Congressional and executive challenges to certain aspects of the ACA. On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA. Prior to the Supreme Court’s decision, President Biden issued an executive order to initiate a special enrollment period from February 15, 2021 through August 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including, among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is unclear how other healthcare reform measures of the Biden administration or other efforts, if any, to challenge, repeal or replace the ACA will impact Yumanity’s business.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. For example:
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On August 2, 2011, the U.S. Budget Control Act of 2011, among other things, included aggregate reductions of Medicare payments to providers of 2% per fiscal year. These reductions went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030, with the exception of a temporary suspension from May 1, 2020 through March 31, 2022 due to the COVID-19 pandemic. Following the temporary suspension, a 1% payment reduction occurred beginning April 1, 2022 and lasted through June 30, 2022, and the 2% payment reduction resumed on July 1, 2022.

•	On January 2, 2013, the U.S. American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers.
•
On April 13, 2017, the Centers for Medicare & Medicaid Services (“CMS”) published a final rule that gives states greater flexibility in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the ACA for plans sold through such marketplaces.

•
On May 30, 2018, the Right to Try Act was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational new drug products that have completed a Phase 1 clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a pharmaceutical manufacturer to make its drug products available to eligible patients as a result of the Right to Try Act.

•	On May 23, 2019, CMS published a final rule to allow Medicare Advantage Plans the option of using step therapy for Part B drugs beginning January 1, 2020.
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On December 20, 2019, former President Trump signed into law the Further Consolidated Appropriations Act (H.R. 1865), which repealed the Cadillac tax, the health insurance provider tax and the medical device excise tax. It is impossible to determine whether similar taxes could be instated in the future.

Recently, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products. Such scrutiny has resulted in several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare and reform government program reimbursement methodologies for drug products. At the federal level, President Biden signed an Executive Order on July 9, 2021, affirming the administration’s policy to (i) support legislative reforms that would lower the prices of prescription drug and biologics, including by allowing Medicare to negotiate drug prices, by imposing inflation caps and by supporting the development and market entry of lower-cost generic drugs and biosimilars; and (ii) support the enactment of a public health insurance option. Among other things, the Executive Order also directs the U.S. Department of Health and Human Services (“HHS”), to provide a report on actions to combat excessive pricing of prescription drugs, enhance the domestic drug supply chain, reduce the price that the Federal government pays for drugs, and address price gouging in the industry; and directs the FDA to work with states and Indian Tribes that propose to develop section 804 Importation Programs in accordance with the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, and the FDA’s implementing regulations. FDA released such implementing regulations on September 24, 2020, which went into effect on November 30, 2020, providing guidance for states to build and submit importation plans for drugs from Canada. On September 25, 2020, CMS stated drugs imported by states under this rule will not be eligible for federal rebates under Section 1927 of the Social Security Act and manufacturers would not report these drugs for “best price” or Average Manufacturer Price purposes. Since these drugs are not considered covered outpatient drugs, CMS further stated it will not publish a National Average Drug Acquisition Cost for these drugs. If implemented, importation of drugs from Canada may materially and adversely affect the price Yumanity receives for any of its product candidates. Further, on November 20, 2020, CMS issued an Interim Final Rule implementing the Most Favored Nation (“MFN”), Model under which Medicare Part B reimbursement rates would have been calculated for certain drugs and biologicals based on the lowest price drug manufacturers receive in Organization for Economic Cooperation and Development countries with a similar gross domestic product per capita. However, on December 29, 2021, CMS rescinded the Most Favored Nations rule. Additionally, on November 30, 2020, HHS published a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. Pursuant to court order, the removal and addition of the aforementioned safe harbors were delayed and recent legislation imposed a moratorium on implementation of the rule until January 1, 2026. Although a number of these and other proposed measures may require authorization through additional legislation to become effective, and the Biden administration may reverse or otherwise change these measures, both the Biden administration and Congress have indicated that they will continue to seek new legislative measures to control drug costs.
Yumanity expects that additional U.S. federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that the U.S. Federal Government will pay for healthcare drugs and services, which could result in reduced demand for its drug candidates or additional pricing pressures.
Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain drug access and marketing cost disclosure and transparency measures, and designed to encourage importation from other countries and bulk purchasing. Legally mandated price controls on payment amounts by third-party payors or other restrictions could harm Yumanity’s business, financial condition, results of operations and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for Yumanity’s drugs or put pressure on its drug pricing, which could negatively affect its business, financial condition, results of operations and prospects.
Other U.S. Healthcare Laws and Compliance Requirements
Manufacturing, sales, promotion and other activities following product approval are also subject to regulation by numerous regulatory authorities in addition to the FDA, including, in the United States, CMS, other divisions of HHS including the Office of the Inspector General, the U.S. Department of Justice, the Consumer Product Safety Commission, the Federal Trade Commission, the Occupational Safety & Health Administration, the Environmental Protection Agency and state and local regulatory authorities. For example, sales, marketing and scientific/educational grant programs may have to comply with state and federal fraud and abuse laws, the privacy and security provisions of the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) and similar state laws, each as amended.
The federal Anti-Kickback Statute makes it illegal for any person, including a prescription drug manufacturer (or a party acting on its behalf) to knowingly and willfully solicit, receive, offer or pay any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, the referral of an individual, or the purchase, lease, order or recommendation of any good, facility, item or service (including the purchase, order or prescription of a particular drug), for which payment may be made, in whole or in part, under a federal healthcare program, such as Medicare or Medicaid. “Remuneration” has been interpreted broadly to include anything of value. Violations of this law are punishable by up to five years in prison, criminal fines, administrative civil money penalties and exclusion from participation in federal healthcare programs. In addition, the ACA, among other things, amended the intent requirement of the federal Anti-Kickback Statute. A person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it. Further, courts have found that if “one purpose” of renumeration is to induce referrals, the federal Anti-Kickback statute is violated. Moreover, the ACA provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities.
Although Yumanity would not submit claims directly to payors, drug manufacturers can be held liable under the federal civil and criminal false claims laws and civil monetary penalty laws, including the False Claims Act, which prohibit, among other things, anyone from knowingly presenting, or causing to be presented, for payment to or approval by federal programs (including Medicare and Medicaid) claims for items or services, including drugs, that are false or fraudulent, claims for items or services not provided as claimed, or claims for medically unnecessary items or services, knowingly concealing or knowingly and improperly avoiding or decreasing or concealing an obligation to pay money to the federal government. The government may deem manufacturers to have “caused” the submission of false or fraudulent claims by, for example, providing inaccurate billing or coding information to customers or promoting a product off-label. In addition, Yumanity’s activities relating to the reporting of wholesaler or estimated retail prices for its products, the reporting of prices used to calculate Medicaid rebate information and other information affecting federal, state and third-party reimbursement for its products, and the sale and marketing of its products, are subject to scrutiny under this law. Penalties for a False Claims Act violation include three times the actual damages sustained by the government, plus mandatory civil penalties for each separate false claim, the potential for exclusion from participation in federal healthcare programs, and, although the federal False Claims Act is a civil statute, conduct that results in a False Claims Act violation may also implicate various federal criminal statutes. If the government were to allege that Yumanity was, or convict it of, violating these false claims laws, it could be subject to a substantial fine and may suffer a decline in its stock price. In addition, private individuals have the ability to bring actions under the federal False Claims Act and certain states have enacted laws modeled after the federal False Claims Act.
HIPAA created federal criminal statutes that prohibit, among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, or obtain, by means of false or fraudulent pretenses, representations or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private), willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Like the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.
Many states have similar fraud and abuse statutes or regulations that may be broader in scope and may apply regardless of payor, in addition to items and services reimbursed under Medicaid and other state programs. Additionally, to the extent that any of Yumanity’s product candidates, if approved, are sold in a foreign country, it may be subject to similar foreign laws.
HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH”), and their implementing regulations, impose requirements relating to the privacy, security and transmission of individually identifiable health information on certain healthcare providers, healthcare clearinghouses and health plans, known as covered entities, as well as independent contractors or agents of covered entities that create, receive or obtain individually identifiable health information in connection with providing a service for or on behalf of a covered entity, known as business associates. Among other things, HITECH makes HIPAA’s security standards directly applicable to business associates. HITECH also increased the civil and criminal penalties that may be imposed against covered entities and business associates and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney’s fees and costs associated with pursuing federal civil actions. In addition, certain state laws govern the privacy and security of health information in certain circumstances, some of which are more stringent than HIPAA and many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. Failure to comply with these laws, where applicable, can result in the imposition of significant civil and criminal penalties.
The U.S. federal transparency requirements under the ACA, including the provision commonly referred to as the Physician Payments Sunshine Act, and its implementing regulations, require applicable manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program to report annually to CMS, information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists and teaching hospitals, as well as ownership and investment interests held by the physicians described above and their immediate family members.
Additionally, Yumanity is subject to state and foreign equivalents of each of the healthcare laws and regulations described above, among others, some of which may be broader in scope and may apply regardless of the payor. Many U.S. states have adopted laws similar to the federal Anti-Kickback Statute and False Claims Act, and may apply to Yumanity’s business practices, including, but not limited to, research, distribution, sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental payors, including private insurers. In addition, some states have passed laws that require pharmaceutical companies to comply with the April 2003 Office of Inspector General Compliance Program Guidance for Pharmaceutical Manufacturers and/or the Pharmaceutical Research and Manufacturers of America’s Code on Interactions with Healthcare Professionals.

Several states also impose other marketing restrictions or require pharmaceutical companies to make marketing or price disclosures to the state and require the registration of pharmaceutical sales representatives. State and foreign laws, including, for example, the European Union General Data Protection Regulation, which became effective May 2018, also governs the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts. There are ambiguities as to what is required to comply with these state requirements and if Yumanity fails to comply with an applicable state law requirement it could be subject to penalties. Finally, there are state and foreign laws governing the privacy and security of health information, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.
Other regulations may affect other aspects of Yumanity’s business. For example, pricing and rebate programs must comply with the Medicaid rebate requirements of the U.S. Omnibus Budget Reconciliation Act of 1990 and more recent requirements in ACA. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. Products must meet applicable child-resistant packaging requirements under the U.S. Poison Prevention Packaging Act. Manufacturing, sales, promotion and other activities are also potentially subject to federal and state consumer protection and unfair competition laws. There has also been a recent trend of increased federal and state regulation of payments made to physicians. Certain states mandate implementation of compliance programs, impose restrictions on drug manufacturers’ marketing practices and/or require the tracking and reporting of gifts, compensation and other remuneration to physicians.
The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform. Federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. If Yumanity’s operations are found to be in violation of any of such laws or any other governmental regulations that apply to it, it may be subject to penalties, including, without limitation, administrative, civil and criminal penalties, damages, fines, disgorgement, contractual damages, reputational harm, diminished profits and future earnings, the curtailment or restructuring of its operations, exclusion from participation in federal and state healthcare programs and individual imprisonment, any of which could adversely affect its ability to operate its business and its financial results. Any action against Yumanity for violation of these laws, even if it successfully defends against such action, could cause it to incur significant legal expenses and divert its management’s attention from the operation of its business.
Coverage and Reimbursement
Sales of Yumanity’s drugs will depend, in part, on the extent to which its drugs will be covered by third-party payors, such as government health programs, commercial insurance and managed healthcare organizations. Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which Yumanity may obtain regulatory approval. Coverage and adequate reimbursement from governmental healthcare programs, such as Medicare and Medicaid in the United States, and commercial payors are critical to new product acceptance. Third-party payors decide which drugs they will pay for and establish reimbursement levels. In the United States, the principal decisions about reimbursement for new medicines are typically made by CMS. CMS decides whether and to what extent Yumanity’s products will be covered and reimbursed under Medicare and private payors tend to follow CMS to a substantial degree. Coverage and reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a therapeutic is:
•	a covered benefit under its health plan;
•	safe, effective and medically necessary;
•	appropriate for the specific patient;
•	cost-effective; and
•	neither experimental nor investigational.
Yumanity cannot be sure that reimbursement will be available for any product that it commercializes and, if coverage and reimbursement are available, it cannot be sure that the level of reimbursement will be adequate. Coverage may also be more limited than the purposes for which the product is approved by the FDA or comparable foreign regulatory authorities. Limited coverage and less than adequate reimbursement may reduce the demand for, or the price of, any product for which it obtains regulatory approval.

These third-party payors are increasingly reducing reimbursements for medical drugs and services. Additionally, the containment of healthcare costs has become a priority of federal and state governments, and the prices of drugs have been a focus in this effort. The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic drugs. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit Yumanity’s net revenue and results. Decreases in third-party reimbursement for its product candidates, if approved, or a decision by a third-party payor to not cover Yumanity’s product candidates could reduce physician usage of such drugs and have a material adverse effect on its sales, results of operations and financial condition.
The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (the “MMA”) established the Medicare Part D program to provide a voluntary prescription drug benefit to Medicare beneficiaries. Under Part D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities that provide coverage of outpatient prescription drugs. Unlike Medicare Part A and B, Part D coverage is not standardized. Part D prescription drug plan sponsors are not required to pay for all covered Part D drugs, and each drug plan can develop its own drug formulary that identifies which drugs it will cover and at what tier or level. However, Part D prescription drug formularies must include drugs within each therapeutic category and class of covered Part D drugs, though not necessarily all the drugs in each category or class. Any formulary used by a Part D prescription drug plan must be developed and reviewed by a pharmacy and therapeutic committee. Government payment for some of the costs of prescription drugs may increase demand for drugs for which Yumanity obtains marketing approval. However, any negotiated prices for Yumanity’s drugs covered by a Part D prescription drug plan will likely be lower than the prices it might otherwise obtain. Moreover, while the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own payment rates. Any reduction in payment that results from the MMA may result in a similar reduction in payments from non-governmental payors.
In addition, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the EU provides options for its member states to restrict the range of medicinal drugs for which their national health insurance systems provide reimbursement and to control the prices of medicinal drugs for human use. A member state may approve a specific price for the medicinal drug or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal drug on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical drugs will allow favorable reimbursement and pricing arrangements for any of Yumanity’s drugs. Historically, drugs launched in the EU do not follow price structures of the United States and generally tend to be significantly lower.
European Drug Development
In the EU, Yumanity’s product candidates may also be subject to extensive regulatory requirements. As in the United States, medicinal products can only be marketed if a marketing authorization from the competent regulatory agencies has been obtained.
Similar to the United States, the various phases of nonclinical and clinical research in the EU are subject to significant regulatory controls.
In April 2014, the EU adopted the Clinical Trials Regulation (EU) No 536/2014 (the “new Regulation”), which replaced the EU Clinical Trials Directive 2001/20/EC on January 31, 2022. The transitory provisions of the new Regulation offer sponsors the possibility to choose between the requirements of the previous Directive and the new Regulation if the request for authorization of a clinical trial is submitted in the year after the new Regulation became applicable. If the sponsor chooses to submit under the previous Directive, the clinical trial continues to be governed by the Directive until three years after the new Regulation became applicable. If a clinical trial continues for more than three years after the new Regulation became applicable, the new Regulation will at that time begin to apply to the clinical trial. The new Regulation (which is directly applicable in all Member States and so does not require national implementing legislation in each Member State) overhauls the current system of approvals for clinical trials in the EU. Specifically, the new Regulation aims at simplifying and streamlining the approval of clinical trials in the EU. The main characteristics of the new Regulation include: a streamlined application procedure via a single-entry point through the Clinical Trials Information System (“CTIS”); a single set of documents to be prepared and submitted for the application as well as simplified reporting procedures for clinical trial sponsors; and a harmonized procedure for the assessment of applications for clinical trials, which is divided into two parts (Part I contains scientific and medicinal product documentation and Part II contains the national and patient-level documentation). Part I is assessed by a coordinated review by the competent authorities of all EU Member States in which an application for authorization of a clinical trial has been submitted (Concerned Member States) of a draft report prepared by a Reference Member State. Part II is assessed separately by each Concerned Member State. Strict deadlines have also been established for the assessment of clinical trial applications.
European Drug Review and Approval
In the EU, medicinal products can only be commercialized after obtaining a marketing authorization (“MA”). There are two main types of marketing authorizations:
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The centralized MA is issued by the European Commission through the centralized procedure, based on the opinion of the Committee for Medicinal Products for Human Use (“CHMP”), of the European Medicines Agency (“EMA”), and is valid throughout the entire territory of the EU and the additional Member States of the European Economic Area (Iceland, Liechtenstein and Norway) (“EEA”). The centralized procedure is mandatory for certain types of products, including products derived from biotechnological processes, advanced-therapy medicinal products (gene-therapy, somatic cell-therapy and tissue-engineered products), products that contain a new active substance indicated for the treatment of certain diseases, such as HIV, AIDS, cancer, neurodegenerative disorders, diabetes, autoimmune diseases and other immune dysfunctions and viral diseases, and officially designated orphan medicines. The centralized procedure is optional for products containing a new active substance not yet authorized in the EU, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EU. Under the centralized procedure the maximum timeframe for the evaluation of an MA application by the EMA is 210 days, excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the CHMP. Clock stops may extend the timeframe of evaluation of an MA application considerably beyond 210 days. Where the CHMP gives a positive opinion, the EMA provides the opinion together with supporting documentation to the European Commission, who make the final decision to grant an MA, which is issued within 67 days of receipt of the EMA’s recommendation. Accelerated assessment might be granted by the CHMP in exceptional cases, when a medicinal product is expected to be of a major public health interest, particularly from the point of view of therapeutic innovation. The timeframe for the evaluation of an MA application under the accelerated assessment procedure is 150 days, excluding clocks stops, but it is possible that the CHMP may revert to the standard time limit for the centralized procedure if it determines that the application is no longer appropriate to conduct an accelerated assessment.

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National MAs, which are issued by the competent authorities of the Member States of the EU and only cover their respective territory, are available for products not falling within the mandatory scope of the centralized procedure. Where a product has already been authorized for marketing in a Member State of the EU, this national MA can be recognized in other Member States through the mutual recognition procedure. If the product has not received a national MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the decentralized procedure. Under the decentralized procedure an identical dossier is submitted to the competent authorities of each of the Member States in which the MA is sought, one of which is selected by the applicant as the Reference Member State (“RMS”). The competent authority of the RMS prepares a draft assessment report, a draft summary of the product characteristics (“SmPC”) and a draft of the labeling and package leaflet, which are sent to the other Member States (referred to as the Concerned Member States (“CMSs”)) for their approval. If the CMSs raise no objections, based on a potential serious risk to public health, to the assessment, SmPC, labeling or packaging proposed by the RMS, the product is subsequently granted a national MA in all the Member States (i.e., in the RMS and the CMSs).

Under the above-described procedures, before granting the MA, the EMA or the competent authorities of the Member States of the EU make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.
Now that the United Kingdom (the “UK”) (which comprises Great Britain and Northern Ireland) has left the EU, Great Britain will no longer be covered by centralized MAs (under the Northern Ireland Protocol, centralized MAs will continue to be recognized in Northern Ireland). All medicinal products with a current centralized MA were automatically converted to Great Britain MAs on January 1, 2021. For a period of two years from January 1, 2021, the Medicines and Healthcare products Regulatory Agency (“MHRA”), the UK medicines regulator, may rely on a decision taken by the European Commission on the approval of a new marketing authorization in the centralized procedure, in order to more quickly grant a new Great Britain MA. A separate application will, however, still be required.
European Data and Market Exclusivity
In the EU, innovative medicinal products, approved on the basis of a complete independent data package, qualify for eight years of data exclusivity upon marketing authorization and an additional two years of market exclusivity. The data exclusivity, if granted, prevents generic or biosimilar applicants from referencing the innovator’s preclinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar marketing authorization in the EU, for a period of eight years from the date on which the reference product was first authorized in the EU. During the additional two-year period of market exclusivity, a generic or biosimilar MA application can be submitted, and the innovator’s data may be referenced, but no generic or biosimilar product can be marketed in the EU until the expiration of the market exclusivity period. The overall ten-year period will be extended to a maximum of eleven years if, during the first eight years of those ten years, the marketing authorization holder obtains an MA for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are determined to bring a significant clinical benefit in comparison with currently approved therapies. There is no guarantee that a product will be considered by the EMA to be an innovative medicinal product, and products may not qualify for data exclusivity. Even if a product is considered to be an innovative medicinal product so that the innovator gains the prescribed period of data exclusivity, another company nevertheless could also market another version of the product if such company obtained an MA based on an MA application with a complete independent data package of pharmaceutical tests, preclinical tests and clinical trials.
European Orphan Designation and Exclusivity
In the EU, the European Commission, based on the recommendation of the EMA’s Committee for Orphan Medicinal Products, grants orphan designation to promote the development of products that: (1) are intended for the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions; (2) either (i) such condition affects no more than 5 in 10,000 persons in the EU when the application is made, or (ii) it is unlikely that the product, without the benefits derived from orphan status, would generate sufficient return in the EU to justify the necessary investment in its development; and (3) there exists no satisfactory method of diagnosis, prevention or treatment of such condition authorized for marketing in the EU or, if such a method exists, the product would be of a significant benefit to those affected by the condition.
In the EU, orphan designation entitles a party to financial incentives such as reduction of fees or fee waivers and ten years of market exclusivity is granted following marketing approval for the orphan medicinal product. This period is extended by two years for compliance with an agreed upon pediatric investigation plan granted at the time of review of the orphan designation. This period may be reduced to six years if, at the end of the fifth year, it is established that the orphan designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity. During the period of market exclusivity, an MA may only be granted to a “similar medicinal product” for the same therapeutic indication if (i) the holder of the MA for the original orphan medicinal product consents to a second orphan medicinal product application, (ii) the holder of the MA for the original orphan medicinal product cannot supply sufficient quantities of the orphan medicinal product or (iii) the second applicant can establish that the second medicinal product, although similar, is safer, more effective or otherwise clinically superior to the authorized orphan medicinal product. A “similar medicinal product” is defined as a medicinal product containing a similar active substance or substances as contained in an authorized orphan medicinal product, and which is intended for the same therapeutic indication. Orphan designation must be requested before submitting an application for marketing approval. Orphan designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.
Regulatory Requirements After a Marketing Authorization has been Obtained
In case an MA for a medicinal product in the EU is obtained, the holder of the MA is required to comply with a range of requirements applicable to the manufacturing, marketing, promotion and sale of medicinal products. These include:
•	Compliance with the EU’s stringent pharmacovigilance or safety reporting rules must be ensured. These rules can impose post-authorization studies and additional monitoring obligations.

•
The manufacturing of authorized medicinal products, for which a separate manufacturer’s license is mandatory, must also be conducted in strict compliance with the applicable EU laws, regulations and guidance, including Directive 2001/83/EC, Directive 2003/94/EC, Regulation (EC) No 726/2004 and the European Commission Guidelines for Good Manufacturing Practice. These requirements include compliance with EU cGMP standards when manufacturing medicinal products and active pharmaceutical ingredients, including the manufacture of active pharmaceutical ingredients outside of the EU with the intention to import the active pharmaceutical ingredients into the EU.

•
The marketing and promotion of authorized products, including industry-sponsored continuing medical education and advertising directed toward the prescribers of products and/or the general public, are strictly regulated in the EU. Direct-to-consumer advertising of prescription medicines is prohibited across the EU.

The aforementioned EU rules are generally applicable in the EEA.
Brexit and the Regulatory Framework in the United Kingdom
In June 2016, the electorate in the UK voted in favor of leaving the EU (commonly referred to as “Brexit”), and the UK officially withdrew from the EU on January 31, 2020. Pursuant to the formal withdrawal arrangements agreed between the UK and the EU, the UK was subject to a transition period until December 31, 2020 (the “Transition Period”), during which EU rules continued to apply. The EU and the UK have since concluded a trade and cooperation agreement (“TCA”), which was provisionally applicable since January 1, 2021 and has been formally applicable since May 1, 2021. The TCA includes specific provisions concerning pharmaceuticals, which include the mutual recognition of GMP, inspections of manufacturing facilities for medicinal products and GMP documents issued, but does not foresee wholesale mutual recognition of UK and EU pharmaceutical regulations. At present, Great Britain has implemented EU legislation on the marketing, promotion and sale of medicinal products through the Human Medicines Regulations 2012 (as amended) (under the Northern Ireland Protocol, the EU regulatory framework will continue to apply in Northern Ireland). The regulatory regime in Great Britain therefore largely aligns with current EU regulations, however it is possible that these regimes will diverge in future now that Great Britain’s regulatory system is independent from the EU and the TCA does not provide for mutual recognition of UK and EU pharmaceutical legislation. For example, the new Clinical Trials Regulation which became effective in the EU on January 31, 2022 and provides for a streamlined clinical trial application and assessment procedure covering multiple EU Member States has not been implemented into UK law, and a separate application will need to be submitted for clinical trial authorization in the UK.
European Union Data Collection
The collection and use of personal health data in the EEA is governed by the EU General Data Protection Regulation 2016/679 (“GDPR”), which went into effect on May 25, 2018 and superseded the Data Protection Directive. The GDPR applies to any company established in the EEA and to companies established outside the EEA that provide goods or services to residents in the EEA. This would include companies that process personal data in connection with the offering of goods or services to data subjects in the EEA or the monitoring of the behavior of data subjects in the EEA. The GDPR enhances data protection obligations for data controllers of personal data (including stringent requirements relating to the consent of data subjects, expanded disclosures about how personal data is used, requirements to conduct privacy impact assessments for “high risk” processing, limitations on retention of personal data, mandatory data breach notification and “privacy by design” requirements), creates direct obligations on service providers acting as data processors and imposes special protections for “sensitive information,” which includes health and genetic information of data subjects residing in the EU. The GDPR grants individuals the opportunity to object to the processing of their personal information, and allows them to request deletion of personal information in certain circumstances. Additionally, the GDPR also imposes strict rules on the transfer of personal data outside of the EEA to countries that do not ensure an adequate level of protection, like the U.S. Failure to comply with the requirements of the GDPR and the related national data protection laws of the EEA Member States may result in fines of up to 20 million Euros or 4% of a company’s global annual revenues for the preceding financial year, whichever is higher. Moreover, the GDPR grants data subjects the right to claim material and non-material damages resulting from infringement of the GDPR. Given the breadth and depth of changes in data protection obligations, maintaining compliance with the GDPR will require significant time, resources and expense, and Yumanity may be required to put in place additional mechanisms ensuring compliance with the new data protection rules. This may be onerous and adversely affect Yumanity’s business, financial condition, results of operations and prospects. In addition, further to the UK’s exit from the EU on January 31, 2020, the GDPR ceased to apply in the UK at the end of the transition period on December 31, 2020. However, as of January 1, 2021, the UK’s European Union (Withdrawal) Act 2018 incorporated the GDPR (as it existed on December 31, 2020 but subject to certain UK specific amendments) into UK law (referred to as the “UK GDPR”). The UK GDPR and the UK Data Protection Act 2018 set out the UK’s data protection regime, which is independent from but aligned to the EU’s data protection regime. Non-compliance with the UK GDPR may result in monetary penalties of up to £17.5 million or 4% of worldwide revenue, whichever is higher. Although the UK is regarded as a third country under the EU GDPR, the European Commission has now issued a decision recognizing the UK as providing adequate protection under the EU GDPR and, therefore, transfers of personal data originating in the EEA to the UK remain unrestricted. Like the EU GDPR, the UK GDPR restricts personal data transfers outside the UK to countries not regarded by the UK as providing adequate protection. The UK government has confirmed that personal data transfers from the UK to the EEA remain free flowing.
Rest of the World Regulation
For other countries outside of the EU and the United States, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases the clinical trials must be conducted in accordance with GCP requirements and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki. If Yumanity fails to comply with applicable foreign regulatory requirements, it may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.
Employees and Human Capital Resources
As of August 31, 2022, Yumanity employed eight full-time employees, including one in research and seven in general and administrative, and one of its full-time employees held M.D. or Ph.D. degrees.
Yumanity is highly dependent on its management and scientific and medical personnel, and it is crucial that it continues to retain valuable employees. To facilitate retention, Yumanity strives to make it a diverse, inclusive and safe workplace, with opportunities for its employees to grow and develop in their careers, supported by strong compensation and benefits programs. Yumanity has never had a work stoppage, and none of its employees is represented by a labor organization or under any collective-bargaining arrangements. Yumanity considers its relationship with its employees to be good.
Facilities
Yumanity’s headquarters are located at 40 Guest Street, Suite 4410, Boston, Massachusetts 02135, where Yumanity licenses laboratory and office space. Yumanity’s license to use such space will terminate on December 31, 2022. Yumanity believes that its office and laboratory space is sufficient to meet its needs for the foreseeable future and that suitable additional space will be available as and when needed.
Legal Proceedings
From time to time, Yumanity may be subject to legal proceedings and claims in the ordinary course of business. Information with respect to legal proceedings and this item is included in Note 16 of the Notes to Consolidated Financial Statements contained elsewhere in this proxy statement/prospectus/information statement, which is incorporated herein by reference.
Yumanity’s Corporate Information
Proteostasis Therapeutics, Inc. (“Proteostasis”) was incorporated in Delaware on December 13, 2006 under the name Proteoguard, Inc., and subsequently changed its name to Proteostasis Therapeutics, Inc., on September 17, 2007. On December 22, 2020, Proteostasis effected a reverse merger, pursuant to which its wholly-owned subsidiary merged with and into Yumanity, Inc. (formerly Yumanity Therapeutics, Inc.), with Yumanity, Inc. surviving as a wholly-owned subsidiary of Proteostasis. On December 22, 2020, Proteostasis changed its name from Proteostasis Therapeutics, Inc. to Yumanity Therapeutics, Inc.
See the section titled “Yumanity Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Note 1 to the consolidated financial statements included elsewhere in this proxy statement/prospectus/information statement for more information about the above-mentioned transactions.

Yumanity is a “smaller reporting company” as defined in the Exchange Act. Yumanity may continue to take advantage of certain of the scaled disclosures available to smaller reporting companies if either its voting and non-voting common stock held by non-affiliates is less than $250 million measured on the last business day of its second fiscal quarter, or its annual revenues are less than $100 million during the most recently completed fiscal year and its voting and non-voting common stock held by non-affiliates is less than $700 million measured on the last business day of its second fiscal quarter.
Yumanity’s principal executive offices are located at 40 Guest Street, Suite 4410, Boston, Massachusetts 02135 and its telephone number is (617) 409-5300. Yumanity’s website address is www.yumanity.com. The information contained on, or accessible through, its website does not constitute part of this proxy statement/prospectus/information statement. Yumanity has included its website address in this proxy statement/prospectus/information statement solely as an inactive textual reference.
Available Information
Yumanity’s Internet address is www.yumanity.com. Its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, including exhibits, proxy and information statements and amendments to those reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Exchange Act are available through the “Investors” portion of its website free of charge as soon as reasonably practicable after it electronically files such material with, or furnishes it to, the SEC. Information on its website is not part of this proxy statement/prospectus/information statement or any of its other securities filings. In addition, Yumanity’s filings with the SEC may be accessed through the SEC’s Electronic Data Gathering, Analysis and Retrieval system at http://www.sec.gov. All statements made in any of its securities filings, including all forward-looking statements or information, are made as of the date of the document in which the statement is included, and Yumanity does not assume or undertake any obligation to update any of those statements or documents unless it is required to do so by law.

KINETA’S BUSINESS
Overview
Kineta is a clinical-stage biotechnology company with a mission to develop next-generation immunotherapies that transform patients’ lives. Kineta has leveraged its expertise in innate immunity to discover and develop potential first or best-in-class immunotherapies to address the major challenges with current cancer therapy.
Kineta has established its immuno-oncology focused PiiONEER Platform aimed at developing fully human antibodies to address the major mechanisms of cancer immune resistance:
•	Immuno-suppression;
•	Exhausted T cells; and
•	Lack of tumor antigens.
Utilization of the PiiONEER Platform is designed to result in novel, well-characterized innate immuno-oncology lead antibody therapeutics that can be efficiently advanced into formal investigational new drug (IND)-enabling and clinical studies.
Kineta’s pipeline of assets developed through the PiiONEER Platform includes (i) KVA12.1 (otherwise referred to in Kineta’s clinical trials as KVA12123), a monoclonal antibody (“mAb”) immunotherapy targeting VISTA (V-domain Ig suppressor of T cell activation), (ii) an anti-CD27 agonist mAb immunotherapy and (iii) an anti-CD24 antagonist mAb immunotherapy discovery program. These immunotherapies have the potential to address disease areas with unmet medical needs and significant commercial potential.
KVA12.1 is Kineta’s IND-ready lead asset that is expected to initiate Phase 1 clinical trials in the fourth quarter of 2022. KVA12.1 is expected to be a differentiated VISTA blocking immunotherapy to address the problem of immunosuppression in the tumor microenvironment. It is a fully human engineered IgG1 monoclonal antibody that was designed to bind to VISTA through a unique epitope. KVA12.1 may be an effective immunotherapy for many types of cancer including non-small cell lung cancer (“NSCLC”), colorectal cancer (“CRC”), ovarian cancer (“OC”), renal cell carcinoma (“RCC”) and head and neck squamous cell carcinoma (“HNSCC”). These initial target indications represent a significant unmet medical need with a large worldwide commercial opportunity for KVA12.1.
Kineta has initiated IND-enabling studies on its lead anti-CD27 agonist mAb immunotherapy that was discovered utilizing the PiiONEER Platform. This clinical candidate is a fully human mAb that demonstrates low nanomolar (“nM”) binding affinity to CD27 in humans. In preclinical studies, Kineta’s lead anti-CD27 agonist mAb was observed to induce T cell proliferation and secretion of cytokines involved in T cell priming and recruitment, suggesting the ability to potentiate new anti-tumor responses. CD27 is a clinically validated target that may be an effective immunotherapy for advanced solid tumors including RCC, CRC and OC.
According to Market Data Forecast, the immuno-oncology market generated sales of approximately $99 billion in 2022 and is forecast to reach $179 billion in 2027. If Kineta successfully completes the clinical trial program for KVA12.1 and if Kineta subsequently obtains regulatory approval for KVA12.1, Kineta will focus on initial target indications in NSCLC, CRC and OC. Clinical development of KVA12.1 will be as a second-line therapy in these indications. These three cancer therapy segments represent a forecasted $48 billion market opportunity in 2027 according to GlobalData.
Kineta is a leader in the field of innate immunity and is developing potential best-in-class immunotherapies. With drug candidates expected to enter the clinic and additional immuno-oncology assets in preclinical development, Kineta believes it is positioned to achieve multiple value-driving catalysts. Kineta has assembled an experienced management team, a seasoned research and development team, an immuno-oncology focused scientific advisory board, an enabling technology platform and a leading intellectual property position to advance its pipeline of potential novel immunotherapies for cancer patients.
Kineta’s Strategy
Kineta’s mission is to develop next generation immunotherapies that transform patients’ lives. Kineta is focused on developing fully human antibodies that address the mechanisms of cancer immune resistance. Kineta is a leader in researching and developing novel innate immune pathways and has built the PiiONEER Platform that is designed to develop fully human antibody drugs to exploit these targets. Kineta’s focus on innate immunity differentiates it from other immuno-oncology companies that are primarily focused on adaptive immunity and T cell focused therapies.
Key elements of Kineta’s strategy to achieve this mission are to:
•
Advance the Clinical Development of Kineta’s Lead Product Candidates. Kineta’s most advanced drug candidate, KVA12.1, is an IND-ready, potentially differentiated VISTA blocking immunotherapy. Kineta plans to initiate a Phase 1 dose escalation study with KVA12.1 as a single agent and in combination with pembrolizumab in patients with advanced solid tumors in the fourth quarter of 2022. Interim data from this clinical trial is expected to read out in the fourth quarter of 2023. Kineta initiated pre-clinical IND-enabling studies for its lead anti-CD27 agonist mAb immunotherapy and plans to file for an IND in the second half of 2023.

•
Leverage the PiiONEER Platform to Expand the Pipeline. Kineta’s proprietary platform enables a scalable model to opportunistically expand the pipeline with antibody drug programs that address the mechanisms of cancer immune resistance and complement existing pipeline assets. Kineta initiated an anti-CD24 antagonist mAb immunotherapy discovery program to address the lack of tumor immunogenicity in the tumor microenvironment in the second quarter of 2022.

•
Optimize Strategic Partnerships. Kineta has an established strategic collaboration with Genentech, Inc. (“Genentech”), a member of the Roche Group, in a $359 million transaction. Kineta is eligible for additional collaboration milestone payments over the next 18 months for such program. Genentech has the rights to take over this program and continue clinical development and commercialization of these assets. Advancing this program enables Kineta to focus on its immuno-oncology portfolio and can potentially drive near-term revenue into the company.

Kineta’s Proprietary PiiONEER Platform
Unmet medical needs for cancer patients
With improvements in screening and early diagnosis, cancer patient survival has increased considerably since tumors that are detected and treated early with surgery, conventional chemotherapy or radiation therapy can often be cured. However, for patients who are diagnosed with more advanced or difficult to treat tumors, conventional therapies are often ineffective, and the chance of survival is seriously reduced.
The discovery of novel immune checkpoint inhibitors (“ICIs”) targeting the B7 family of protein ligands, programmed cell-death protein 1 (“PD1”), programmed death-ligand 1 (“PD-L1”) and cytotoxic T lymphocyte associated protein 4 (“CTLA4”) has completely revolutionized cancer treatment. These new immunotherapies provide hope for patients with advanced tumors to achieve long-term remission after treatment.
However promising the existing ICIs are in treating certain clinical indications, several key deficiencies of this approach have become apparent during clinical development and post-marketing use:
•
Complete response (“CR”) rates for most tumor types, either as a single agent or in combination with other drugs, are low and sometimes similar to conventional chemotherapy. CR is defined as the disappearance of all signs of cancer in response to treatment. There are very few instances where CR rates exceed 10%.

•
Most patients have no response or a partial response (“PR”). PR occurs when there is a decrease in the size of a tumor, or in the extent of cancer in the body, in response to treatment. Patients who have no response or PR do not achieve durable remission of disease. There are few or no options for subsequent immunotherapy treatment for these patients.

•	Only two ICI mechanisms are currently available (CTLA-4 and PD(L)-1), reducing combination therapy options.
•	ICIs are not labeled or show poor efficacy in the most frequent types of cancer, including breast cancer, NSCLC, prostate cancer and CRC.
Addressing the major challenges with current cancer therapy
There remains a significant unmet need to improve overall and long-term survival for cancer patients, especially those diagnosed with later stage cancers. New innovations and enhancements to the currently available therapies are urgently needed to address the treatment gaps.

Kineta is developing next generation immunotherapies to address the major challenges with current cancer treatments. Kineta aims to improve outcomes for cancer patients by solving the major problems of cancer immune resistance.
Kineta’s development approach involves first exploring the main mechanisms of cancer resistance to existing therapies, including ICIs. Kineta focuses on the importance of the innate immune response to achieve a complete adaptive immune response. Kineta has identified that colder, less inflamed and more difficult to treat tumors have three characteristics that Kineta believes can be addressed by its pipeline. Figure 1 below represents the three major mechanisms of cancer immune resistance to therapies and the targets that Kineta is exploiting to develop novel anticancer therapies. Kineta’s pipeline is designed to address these major challenges with current cancer therapy.
Figure 1. The major challenges with current cancer therapies

Blockade and down-regulation of immune response
T cells lose cancer fighting function
Tumor cells are invisible to immune system
Mechanisms of Cancer Resistance
Immuno-suppression
Lack of tumor antigens
Exhausted T cells
VISTA
CD24
CD27

PiiONEER Platform Overview
Kineta’s immuno-oncology PiiONEER Platform was designed for the discovery and development of potential first or best-in-class immunotherapies that address the major challenges with cancer resistance to current therapies. Kineta believes that utilization of the PiiONEER Platform has potential to result in novel, well-characterized innate immuno-oncology lead antibody therapeutics that can be efficiently advanced into formal IND-enabling and clinical studies. Kineta’s PiiONEER Platform and its proprietary development steps are summarized below.

Figure 2. Kineta PiiONEER Platform

•
PiiONEER Target Biology: leverages Kineta’s expertise in innate immunity for the selection and validation of novel drug targets that may address the main mechanisms of cancer resistance to existing therapies.

•
PiiONEER Single B Cell Technology: utilizes single B cell antibody discovery technology that results in large and diverse libraries of fully human monoclonal antibodies against each selected target for downstream screening.

•
PiiONEER Innate Immune Screening: applies Kineta’s matrix of proprietary innate immune cellular assays for characterization, screening and ranking of antibody libraries for the selection of the top immune-modulating lead candidates.

•
PiiONEER Immuno-profiling: utilizes flow cytometry-based technologies to characterize innate immune target expression on and therapeutic candidate binding to immune cell populations in blood and tumor samples from human and preclinical species.

•
PiiONEER Protein Engineering: combines precision protein engineering with antibody characterization software and antibody production to modulate therapeutic antibody properties such as antibody-dependent cellular cytotoxicity (“ADCC”), complement-dependent cytotoxicity (“CDC”) and pharmacokinetic properties for meeting exact target product profile characteristics.

•
PiiONEER Pharmacology: utilizes a unique combination of novel ex vivo assays and specialized in vivo preclinical models to characterize a therapeutic antibody’s anti-cancer efficacy, pharmacokinetics, receptor occupancy and biomarkers. This platform is designed to provide proof of concept preclinical data for lead selection as well as data to inform clinical trial design, patient selection and clinical dose selection.

Kineta’s Product Candidate Pipeline
Kineta’s research and development focus is devoted to the discovery and development of fully human monoclonal antibodies that target novel innate immune drug targets through Kineta’s proprietary PiiONEER Platform. Kineta is developing three novel innate immune-targeted therapies that may address advanced solid tumors:
•	KVA12.1, an anti-VISTA antagonist (VISTA blocking) mAb immunotherapy to address tumor immunosuppression;
•	Anti-CD27 agonist mAb immunotherapy to address exhausted T cells; and
•	Anti-CD24 antagonist mAb immunotherapy to address poor tumor immunogenicity.
Kineta also has ongoing discovery research focused on additional innate immune targets that can address the mechanisms of cancer immune resistance.

Figure 3. Kineta pipeline

KVA12.1: VISTA blocking immunotherapy
KVA12.1 is expected to be a differentiated VISTA blocking immunotherapy to address the problem of immunosuppression in the tumor microenvironment. KVA12.1 is a fully human engineered IgG1 monoclonal antibody that was designed to bind to VISTA through a unique epitope at physiologic and acidic pH levels. KVA12.1 is being developed as an intravenous infusion. VISTA is a key driver of immunosuppression in the tumor microenvironment resulting in blockade and down-regulation of the immune response which are the hallmarks of a “cold tumor.” VISTA is a negative immune checkpoint that suppresses T cell function in a variety of solid tumors. High VISTA expression in tumor correlates with poor survival in cancer patients and has been associated with a lack of response to other ICIs.
There is a strong clinical rationale for targeting VISTA with an antibody immunotherapy. The innate immune target VISTA is highly expressed in NSCLC, OC, colon cancer, pancreatic cancer and gastric cancer and correlates with poor outcomes in cancer patients. VISTA is also up-regulated after ICI therapy (e.g., Keytruda®) and is associated with treatment failure as shown in Figure 4 below.

Figure 4. VISTA expression is associated with poor overall survival and treatment failure with ICI

Melanoma disease specific survival (Kaplan-Meier) by VISTA expression in tumor-infiltrating immune cells [1]

1.0
0.8
0.6
0.4
0.2
0.0
Percent Survival
VISTA Negative in TIIC
VISTA Positive in TIIC
P-value from log-rank test is 0.003
0
5
10
15
20
Years

VISTA expression increases during Keytruda relapse/progression [2]

Pretreatment
Progression
a
b
VISTA Patient P8

Sources: 1. Kuklinski et al. 2018; 2. Kakavand et al. 2017

In preclinical models, KVA12.1 has been observed to show strong single agent tumor growth inhibition in poorly immunogenic “cold tumors” models and complementary tumor growth inhibition when dosed in combination with ICIs like PD-1 or CTLA-4 as shown in Figure 5 below. Studies in preclinical tumor models demonstrate the tumor growth inhibition of Kineta’s anti-VISTA antibody as a single agent in both bladder cancer and T cell lymphoma models. In combination studies, Kineta’s anti-VISTA antibody reduces tumor size in combination with anti-PD-1 therapy in preclinical colon cancer and bladder cancer models.
Figure 5. KVA12.1 monotherapy and combination therapy in tumor models

Monotherapy
Bladder Cancer Model MB49
hVISTA KI mice

Mean Tumor Volume
Control ms IgG2a
KVA-12.2a
Avg. Tumor Volume (mm3)
2000
1500
1000
500
0
0 2 4 6 8 10 12 14 16 18 20 22 24 26
Days Post Implantation

Tumor Growth Inhibition

Anti-VISTA: 75%

Monotherapy
T Cell Lymphoma Model EG7
hVISTA KI mice

Mean Tumor Volume
Control ms IgG2a
KVA-12.2a
Avg. Tumor Volume (mm3)
2000
1500
1000
500
0
0 2 4 6 8 10 12 14 16 18 20 22 24 26
Days Post Implantation

Tumor Growth Inhibition

Anti-VISTA: 66%

Combination Therapy
Colon Carcinoma Model MC38*
hVISTA KI mice

Mean Tumor Volume
IgG Control
KVA12.2a
Anti-mPD1
KVA12.2a / Anti-mPD-1
Tumor Volume (mm3)
3000
2000
1000
0
0 10 20 30 40
Days Post Implantation

Tumor Growth Inhibition

Anti-VISTA: 35-42%

Anti-PD1: 42-60%

Combo: 68%

Combination Therapy
Bladder Cancer Model MB49*
hVISTA KI mice

Mean Tumor Volume
Human IgG1
KVA12.1
Anti-mPD1
KVA12.1/anti-mPD1 Combo
Avg. tumor volume (mm3)
1500
1000
500
0
0 5 10 15 20 25
Days Post Implantation

Tumor Growth Inhibition

Anti-VISTA: 40%

Anti-PD1: 67%

Combo: 85%

*Combination therapy studies used sub-optimal doses of each agent

Source: Kineta data
Kineta has completed multiple, single and repeat-dose toxicology studies in non-human primates with doses of KVA12.1 up to 100 mg/kg. KVA12.1 was observed to be well-tolerated in primate toxicology studies with no mortality, no overt clinical signs, no weight loss, no treatment-related findings or clinical pathology changes in IL6 or TNFα levels. IL6 and TNFα are responsible for cytokine release syndrome (“CRS”).

KVA12.1 Competitive Differentiation
The competitive landscape for VISTA blocking immunotherapies includes five primary companies (Kineta, Inc., Curis, Inc., Pierre Fabre Laboratories, Hummingbird Bioscience Pte. Ltd., and Pharmabcine, Inc.) in a similar development stage from late preclinical to early Phase 1. Other discovery stage assets have been announced by Apexigen, Inc., Sensei Biotherapeutics, Inc., Five Prime Therapeutics (acquired by Amgen)/Bristol Myers Squibb and xCella Biosciences, Inc. See the section titled “Competition—KVA12.1 (VISTA) Competition” below for more information on competitive products in development.
Kineta is developing a VISTA blocking immunotherapy that is expected to be differentiated from competitive products by the following:
•	Engineered IgG1 mAb that binds to a unique epitope
•	Binding at physiologic and acidic Ph
•	Demonstrated single agent tumor growth inhibition and in combination with PD(L)-1 inhibitors
•	Well-tolerated with no CRS-associated cytokine release
We believe that KVA12.1 may be the only antibody in its class with strong single-agent tumor growth inhibition in the absence of cytokine-mediate toxicity.
Clinical rationale for KVA12.1
Kineta is developing KVA12.1 in large clinical and commercial indications where existing ICIs perform poorly, there is a high unmet medical need and VISTA expression in the tumor microenvironment is high. KVA12.1 may be an effective immunotherapy for many types of cancer, including NSCLC, CRC, OC, RCC and HNSCC and other “cold” difficult-to-treat solid tumors. The lead commercial and clinical indications for KVA12.1 are NSCLC, CRC and OC based on the following clinical rationale.
Non-small cell lung cancer (NSCLC)
NSCLC is the leading cause of cancer-related mortality in the United States with more than 200,000 newly diagnosed cases each year. NSCLC accounts for about 85% of all diagnosed cases, and about 70% of newly diagnosed NSCLC is already locally advanced or metastatic. For NSCLC that has spread regionally, five-year relative survival rates are 35%. For NSCLC that has spread to distant locations in the body at the time of diagnosis, five-year survival rates are only 7%. More than half of all newly diagnosed NSCLC patients die within one year.
Current treatment options for advanced NSCLC include chemotherapy with cytotoxic combinations (cisplatin and carboplatin plus paclitaxel, gemcitabine, docetaxel, vinorelbine, irinotecan, protein-bound paclitaxel or pemetrexed), EGFR (epidermal growth factor receptor) tyrosine kinase inhibitors, monoclonal antibodies, and anaplastic lymphoma kinase (“ALK”) inhibitors for ALK-rearranged tumors. Targeted therapies overall show modest increases in progression-free survival (“PFS”) and overall survival (“OS”) relative to chemotherapy alone. Only 1 to 2% of lung adenocarcinomas are BRAF V600E positive, 1% of NSCLC have a ROS1 rearrangement, less than 0.5% have an nRTK (non-receptor tyrosine kinase) fusion and less than 2% have an RET fusion, making most of these additional approved targeted therapies of no benefit to most patients.
Keytruda®, Tecentriq®, Imfinzi® and Libtayo®, all targeting PD-(L)1, have been approved for first-line treatment of advanced NSCLC in combination with chemotherapy. The combination of Opdivo® and Yervoy® has also been approved in first line advanced indications. However, CR rates in this setting are low (less than 5%) and median progression free survival is increased by only two to seven months over conventional chemotherapy alone. In advanced NSCLC that has progressed following initial treatment, PFS and objective responses are even lower. Imfinzi® is also approved as consolidation therapy following chemoradiation therapy, Tecentriq® and Opdivo® are approved in the adjuvant setting, and Opdivo® is approved in the neoadjuvant setting.
Taken together, the above analysis shows that there is a large population of NSCLC patients globally with advanced, refractory disease that could benefit from novel immunotherapy.
The microenvironment in NSCLC is dominated by immunosuppressive innate immune cells, especially neutrophils and macrophages, making this colder tumor a candidate for treatment with KVA12.1. Kineta has conducted immuno-histochemical analysis of VISTA expression on immune cell populations in NSCLC and found high levels in several NSCLC histologies (Figure 6).

Figure 6. VISTA expression in NSCLC. (A) Normal lung tissue and (B) squamous cell carcinoma of the lung stained for VISTA expression at 20X (left) and 63X (right) magnification

Source: Kineta data
Colorectal cancer (CRC)
More than 150,000 patients in the U.S. each year are diagnosed with CRC, and more than 50,000 deaths are attributed to the disease. In advanced and metastatic CRC, five-year survival rates are only 14%. The mainstay of treatment for CRC that is detected early is surgical resection. However, patients diagnosed with locally or regionally advanced disease can benefit from adjuvant chemotherapy, in addition to surgical resection. About 22% of patients are initially diagnosed with advanced or metastatic disease. For these patients, and for patients with recurrent disease, chemotherapy and targeted therapy result in only very slight increases in PFS and OS. Radiation therapy has no proven benefit in CRC. Keytruda®, Yervoy® and Opdivo® are approved for the treatment of mismatch repair deficient or microsatellite unstable/microsatellite instability-high tumors, but this accounts for only 4% of CRC patients.
Like NSCLC, CRC is characterized by a large number of VISTA positive innate immune cells and presents an excellent clinical indication for KVA12.1 (Figure 7).
Figure 7. VISTA expression in CRC. (A) Normal colon tissue from a 21-year-old-female and (B) Grade 1 tubular adenocarcinoma (Stage IIIB) in a 47-year-old male stained for VISTA expression at 20X (left) and 63X (right) magnification

Source: Kineta data
Ovarian cancer (OC)
A small number of mostly gynecological cancers express large amounts of VISTA on tumor cells, as opposed to infiltrating immune cells. One example is OC, where tumor cells express high levels of VISTA (Figure 8). More than

60% of OC cases are diagnosed at an advanced stage of disease, and five-year survival rates for these patients are less than 50%. Platinum/taxane combination chemotherapy is widely used in this indication, with modest improvements in PFS and OS. OC represents a third potential clinical indication for KVA12.1.
Figure 8. VISTA expression in ovarian cancer. VISTA staining of ovarian surface epithelium and serous, endometrioid, clear cell and mucinous histological subtypes of ovarian cancer. Scale bar denotes 100 μm.

Source: Mulati, K., Hamanishi, J., Matsumura, N. et al. Br J Cancer 120, 115–127 (2019)
Clinical Development Plan for KVA12.1
Kineta completed a pre-IND interaction with the FDA in July 2021. Kineta supplied the FDA with detailed information regarding the strategies for GMP manufacturing, GLP toxicology studies and the Phase 1/2 clinical trial protocols and elicited specific feedback about the planned development program. Kineta believes the FDA feedback to its pre-IND submission was supportive of the planned development strategy.
Kineta is planning to initiate a Phase 1 dose escalation study evaluating KVA12.1 as a single agent and in combination with Keytruda® (pembrolizumab) in patients with advanced solid tumors as outlined in Figure 9 below. The study objectives are outlined below:
Primary objectives
•	Safety and tolerability
•	Recommended Phase 2 dose (“RP2D”) or maximum tolerated dose of KVA12.1
Secondary objectives
•	Response rates and durability of response per iRECIST
•	Pharmacokinetics
•	Immunogenicity
•	Biomarker and receptor occupancy

Figure 9. KVA12.1 Phase 1 dose escalation study design

Part A
Planned dose levels for single-agent KVA12.1 dose escalation
IV=intravenous; Q2W=every 2 weeks (KVA12.1)
3 mg
10 mg
30 mg
100 mg
300 mg
1000 mg
1-6 subjects in each cohort
3-6 subjects in each cohort
Part B
Planned dose levels for KVA12.1 dose escalation in combination with pembrolizumab
IV=intravenous; Q2W=every 2 weeks (KVA12.1); Q6W=every 6 weeks (pembro)
30 mg
100 mg
300 mg
1000 mg
3-6 subject in each cohort

Development timeline
Kineta plans to initiate the Phase 1 clinical trial in the fourth quarter of 2022, with potential initial clinical data readouts as early as the fourth quarter of 2023.
Potentially Large Commercial Opportunity for KVA12.1
Based on the strong clinical rationale and commercial opportunity, Kineta has identified NSCLC, CRC and OC as the initial indications for KVA12.1. Data from the Phase 1/2 clinical trial will more fully inform the indications to initially pursue for regulatory approval.
The projected new annual patients for each of these initial indications in 2027 totals 980,000 for NSCLC, 1.1 million for CRC and 660,000 for OC, based on reports from GlobalData. In total, these three initial indications represent an estimated 2.7 million annual new patient opportunity.
If Kineta successfully completes the clinical trial program for KVA12.1 and if Kineta subsequently obtains regulatory approval for KVA12.1, Kineta will focus on initial target indications in NSCLC, CRC and OC. Clinical development of KVA12.1 will be as a second-line therapy in these indications. The projected therapeutic market size in 2027 for each of these initial indications totals $31.8 billion for NSCLC, $10.3 billion for CRC and $5.9 billion for OC, based on reports from GlobalData. In total, these three initial cancer indications represent an estimated $48 billion market opportunity for KVA12.1.

Figure 10. Commercial opportunity for KVA12.1

Source: GlobalData: Global Drug Forecast and Market Analysis to 2028 (NSCLC, CRC and OC)
Anti-CD27 agonist mAb immunotherapy
Kineta is developing an anti-CD27 agonist mAb immunotherapy to address the problem of exhausted T cells in the tumor microenvironment. It has been recently demonstrated that it is very difficult to reverse T cell exhaustion. As an alternative approach, Kineta is developing agonist antibodies to a receptor (CD27) present on naïve T cells circulating outside the tumor. Anti-CD27 monoclonal antibodies activate and induce the maturation and migration of naïve T cells. CD27 activation also drives the diversification of the T cell repertoire, lowering the activation threshold of T cells against low affinity tumor antigens. Recent data also suggests that an agonist anti-CD27 antibody can activate important innate immune cell populations like natural killer (“NK”) cells and inflammatory myeloid cells. These cells contribute to an effective anti-tumor response, especially in ICI-resistant patients.
Kineta has nominated a clinical candidate out of a diverse set of anti-CD27 agonist antibody sequences discovered through the PiiONEER Platform. The nominated candidate is a fully human monoclonal antibody that has been observed to show low nM binding affinity to CD27 in humans. Kineta plans to develop the drug as an intravenous infusion.
In in vitro studies, Kineta’s lead candidate antibodies demonstrate robust agonist activation of T cells and NK cells demonstrating the ability to potentiate new anti-tumor responses (Figure 11).

Figure 11. CD27 T cell and NK cell activation

Source: Kineta data
In preclinical tumor models, Kineta’s anti-CD27 agonist mAbs have shown strong single agent cell activation in T cell lymphoma and bladder cancer models. Additionally, they demonstrate complementary cell activation in a T cell lymphoma model when dosed in combination with an anti-PD1 inhibitor. Kineta’s anti-CD27 agonist mAbs also demonstrate complementary cell activation in a bladder cancer model when dosed in combination with Kineta’s KVA12.1.
Kineta is developing a novel anti-CD27 agonist mAb immunotherapy for advanced solid tumors including RCC, OC and CRC.
Development timeline
Kineta plans to initiate IND-enabling studies of its anti-CD27 agonist mAb immunotherapy clinical candidate in the second half of 2022.
Anti-CD24 antagonist mAb immunotherapy
Kineta is developing an anti-CD24 antagonist mAb immunotherapy to address the problem of tumor immunogenicity in the tumor microenvironment. The Company has initiated a discovery program to identify fully human monoclonal antibodies that target and antagonize CD24 through the PiiONEER Platform.

CD24 is a surface molecule primarily expressed by immune cells but is also often overexpressed in human tumors. In cancer, CD24 is a regulator of cell migration, invasion and proliferation. Its expression is associated with poor prognosis, and it is used as a cancer stemness marker. CD24 was identified recently as a phagocytosis inhibitor on tumor cells (a “do not eat me” signal), preventing tumor antigen cross-presentation via binding to Siglec-10 on macrophages. This type of molecule preventing phagocytosis contributes to the ability of tumor cells to evade detection and destruction by the human immune system. Blocking the CD24 “do not eat me” signal with an antagonist antibody could result in restoration of an efficient anti-tumor response through cross-presentation of tumor antigens. This proof of concept was demonstrated in multiple cases with another “do not eat me” signal molecule “CD47/Sirpα”, currently targeted with success by several biotechnology and pharmaceutical companies. Other previous work has also shown the potential antitumor blocking CD24 with antibodies in different mouse tumor models, validating this molecule as a new immuno-oncology target (Barkal et al., Nature 2019).
Using the same discovery approach from the PiiONEER Platform that Kineta used in developing VISTA and CD27 targeted drugs, Kineta is working on identifying a lead candidate for CD24. Kineta expects to select this lead in 2024 using its proprietary in vitro and in vivo bio-assays.
Strategic Partnerships
KCP506
Kineta’s subsidiary, KCP (“KCP”) established a strategic partnership with Genentech in April 2018 to continue to develop KCP’s assets for treatment of chronic pain. Pursuant to this partnership, KCP has received an upfront payment in the high single-digit millions, payment in the low double-digit millions in preclinical development milestones and is eligible to receive $24 million for the option exercise payment, up to $103.5 million in development and regulatory milestones payments, up to high double-digit millions in launch milestones and up to low triple-digit millions in sales milestones. In addition, KCP is eligible to receive high single-digit to low double-digit royalty payments of net sales. Pursuant to the agreement, KCP and Genentech each granted to the other party a perpetual, irrevocable, non-exclusive, royalty-free and fully paid-up research license, without the right to grant sublicenses, under the know-how and materials exchanged between the parties for all research purposes and, in the event that Genentech exercises its option to license the assets, KCP will grant to Genentech a worldwide, exclusive, sublicensable license to the licensed assets/intellectual property (i.e., the molecules or series of molecules that bind to and/or modulate the α9α10 nicotinic acetylcholine receptor (“nAChR”) antagonist) to make, use, offer for sale, sell and important the molecules, collaboration molecules and license products for all uses worldwide. The research collaboration is focused on developing KCP506, KCP’s lead nAChR antagonist. KCP506 is being developed as a once-weekly subcutaneous injectable for the treatment of chronic neuropathic pain as a once weekly subcutaneous injectable. Since the agreement was entered into in 2018, KCP and Genentech expanded their existing research collaboration, and KCP has received milestones and development reimbursement in the low double-digit millions for pre-clinical testing and clinical development of KCP506. Under the terms of the agreement, Genentech has an option to license assets developed during the collaboration after completion of Phase 1 clinical trials. If Genentech exercises its option to license the assets under the agreement, Genentech will be responsible for further development and commercialization of KCP506.
LHF-535
LHF-535 is a legacy antiviral program that Kineta’s subsidiary, Kineta Viral Hemorrhagic Fever, LLC (“KVHF”) has developed for the treatment of Lassa fever and other arenaviruses with support from Wellcome Trust Limited (“Wellcome Trust”) and the National Institutes of Health. LHF535 is expected to be a differentiated antiviral in development for Lassa fever and other arenaviruses. Kineta is collaborating with the Wellcome Trust and International Severe Acute Respiratory and Emerging Infection Consortium to plan a Phase 2/3 clinical study in Lassa infected patients in Africa. Kineta purchased the assets for this program from SIGA Technologies, Inc. (“SIGA”) pursuant to an Asset Purchase Agreement and SIGA is eligible to receive $6.5 million in sales milestone payments and low single-digit royalty payments on net sales of royalty-bearing products, a one-time payment equal to low single-digit gross proceeds in the event that KVHF receives a priority review voucher in connection with the Arenavirus assets and a payment equal to low single-digit proceeds of any upfront or milestone payments in the event that KVHF license or sells its rights to the Arenavirus assets to one or more third parties. KVHF has been required to use, and has met, commercially reasonable efforts to conduct research and development of the assets.

License Agreements
License Agreement with GigaGen, Inc.—VISTA
In August 2020, Kineta entered into an Option and License Agreement with GigaGen, Inc. (“GigaGen”), which was amended in November 2020 (such agreement, as amended, the “VISTA Agreement”) to in-license certain intellectual property and antibodies for the VISTA/KVA12.1 drug program. The VISTA Agreement provides that, during the option term, or the time in which Kineta has the option to exercise its option to in-license the VISTA intellectual property and antibodies from GigaGen, GigaGen will grant to Kineta an exclusive research license to the VISTA intellectual property and antibodies. Upon the expiration of the option term, Kineta exercised its option to in-license VISTA intellectual property and antibodies from GigaGen. Pursuant to the terms of the VISTA Agreement, GigaGen granted Kineta an exclusive (even as to GigaGen) world-wide license, with the right to grant sublicenses to research, develop, make, have made, use, have used, offer for sale, sell, have sold, distribute, import, have imported, export and have exported and otherwise exploit the licensed antibodies and licensed products. Upon Kineta’s exercise of the option, Kineta made an upfront payment of cash to GigaGen and issued Kineta equity to GigaGen. In December 2020, Kineta exercised its exclusive option to GigaGen’s intellectual property rights to develop, manufacture and commercialize six antibodies and derivatives identified by GigaGen that target VISTA and subsequently made a cash payment of $400,000 and issued 113,636 shares of non-voting common stock to GigaGen per the terms of the agreement. Kineta has paid less than $1,000,000 of cash and equity to GigaGen for license to certain antibodies and development antibodies.
Under the VISTA Agreement, GigaGen is eligible to receive less than $20.25 million in development and regulatory milestone payments and up to $8 million in sales milestone payments. In addition, GigaGen is eligible to receive low single-digit royalty payments. Kineta is responsible (with input from GigaGen) for the preparation, filing, prosecution and maintenance of all patents and patent applications, and all associated costs.
The VISTA Agreement shall remain in effect on a licensed product-by-licensed product and country-by-country basis, until the expiration of the royalty term for a licensed product in a country. Kineta may terminate the VISTA Agreement with 30 days’ written notice to GigaGen. Either party has the right to terminate the VISTA Agreement upon a material breach of the other party that is not cured within 90 days after the breaching party receives written notice of such breach from the non-breaching party.
License Agreement with GigaGen, Inc.—CD27
In June 2021, Kineta entered into an Option and License Agreement with GigaGen, which was amended in July 2022 (such agreement, as amended, the “CD27 Agreement”) to in-license certain intellectual property rights and antibodies for the CD27 drug program. The CD27 Agreement provides that, during the option term, or the time in which Kineta has the option to exercise its option to in-license the CD27 intellectual property and antibodies from GigaGen, GigaGen will grant to Kineta an exclusive research license to the CD27 intellectual property and antibodies. In the event that Kineta exercises its option to in-license the CD27 intellectual property and antibodies from GigaGen, Kineta will be granted an exclusive (even as to GigaGen) world-wide license, with the right to grant sublicenses to research, develop, make, have made, use, have used, offer for sale, sell, have sold, distribute, import, have imported, export and have exported and otherwise exploit the licensed antibodies and licensed products. Kineta has paid an amount less than $100,000 of cash to GigaGen to maintain its rights to exercise its license to certain antibodies and development antibodies.
Under the CD27 Agreement, upon Kineta’s exercise of the option, GigaGen will be eligible to receive cash and equity in an amount less than $1,000,000 related to the exercise of the license to the assets, up to $20 million in development and regulatory milestone payments and up to $8 million in sales milestone payments. In addition, GigaGen is eligible to receive low single-digit royalty payments. In the event Kineta exercises its option, Kineta is responsible (with input from GigaGen) for the preparation, filing, prosecution and maintenance of all patents and patent applications, and all associated costs.
If Kineta exercises its option to in-license the intellectual property and antibodies, the CD27 Agreement shall remain in effect, on a licensed product-by-licensed product and country-by-country basis, until the expiration of the royalty term for a licensed product in a country. Kineta may terminate the CD27 Agreement with 60 days’ written notice to GigaGen. Either party has the right to terminate the CD27 Agreement upon a material breach of the other party that is not cured within 90 days after the breaching party receives written notice of such breach from the non-breaching party.

License Agreement with Genentech, Inc.
In April 2018, Kineta Chronic Pain, LLC (“KCP”), a subsidiary of Kineta, entered into an Exclusive License and Option Agreement with Genentech, Inc. (“Genentech”), which was amended in November 2019 and further amended in October 2020 (such agreement, as amended, the “Genentech Agreement”), to out-license certain intellectual property rights to Genentech for the KCP506 program, KCP’s lead α9α10 nicotinic acetylcholine receptor (“nAChR”) antagonist. Under the Genentech Agreement, Genetech has an option to exercise an exclusive right to license the assets following certain development milestones. If Genentech exercises its option to in-license the assets, it will receive a worldwide, exclusive, sublicensable license to the licensed assets to make, use, offer for sale, sell and import assets including molecules, collaboration molecules and licensed products.
Pursuant to the terms of the Genentech Agreement, Genetech paid KCP an initial one-time upfront fee of in the high single-digit millions and subsequently paid a one-time payment to KCP to cover the costs of incremental research plans. Pursuant to the Genentech Agreement, KCP is eligible to receive up to $103.5 million in development and regulatory milestones payments, up to high double-digit millions in launch milestones and up to low triple-digit millions in sales milestones. If Genentech exercises its option to the assets under the Genentech Agreement, KCP is also eligible to receive an option exercise payment of $24 million and royalty payments ranging from the high single digits to low double-digit on net sales of licensed products.
The Genentech Agreement shall continue in full force and effect, on a country-by-country, licensed product-by-licensed product basis until there is no remaining royalty payment or other payment obligation in such country with respect to such licensed product. Either party has the right to terminate the Genentech Agreement if the other party fails to cure a material breach within 90 days (or 30 days for payment defaults) after the breaching party receives written notice of such breach from the non-breaching party. Either party may terminate the Genentech Agreement effective on written notice to the other party in the event of insolvency or bankruptcy of the other party that is not dismissed or vacated within 90 days. Genentech has the right to permissively terminate the research program and/or the Genentech Agreement in its sole discretion upon 60 days’ written notice to KCP. The Genetech Agreement shall be deemed terminated if Genetech does not elect to exercise the option to license the assets.
License Agreement with University of Utah Research Foundation
In July 2020, KCP entered into an Amended and Restated Exclusive License Agreement with University of Utah Research Foundation (“UURF”), which was amended in December 2020 (such agreement, as amended, the “UURF Agreement”). The UURF Agreement gives KCP an exclusive, worldwide, non-transferrable sublicensable license to patents and patent rights related to nAChR that are covered by any claim or claims included in the patent rights (issued and pending patents) to make, have made, use and sell products that are covered within the patent rights. Under the UURF Agreement, KCP must use commercially reasonable efforts to develop and commercialize a licensed product.
Pursuant to the terms of the UURF Agreement, KCP paid UURF a non-refundable license issue fee of $30,000 and issued to UURF a warrant to purchase shares of KCP. The UURF Agreement requires KCP to pay an annual license maintenance fee of $5,000. UURF is eligible to receive up to $625,000 in development and regulatory milestone payments, sales milestone payments and low-single digit royalty payments on net sales on licensed products and non-licensed products that are related to nAChR.
The UURF Agreement expires on the earlier of (a) the last-to-expire of patent rights licensed under the UURF Agreement or (b) September 23, 2035. KCP may terminate the UURF Agreement upon 90 days’ prior written notice to UURF. UURF may terminate the UURF Agreement if KCP fails to deliver to UURF any statement or report required under the UURF Agreement when due, fails to make any payment when due, violates or fails to perform any covenant, condition or undertaking under the UURF Agreement, ceases to make commercially reasonable efforts to commercialize a licensed product, files a bankruptcy action, enters into a composition with creditors or has a receiver appointed for it and KCP fails to cure such default within 90 days of notice of such default.
Asset Purchase Agreement
Asset Purchase Agreement with SIGA Technologies, Inc.
In August 2014, Kineta’s subsidiary, Kineta Viral Hemorrhagic Fever, LLC (f/k/a Kineta Four, LLC) (“KVHF”), entered into an Asset Purchase Agreement with SIGA Technologies Inc. (“SIGA”), which was amended in December 2021 (such agreement, as amended, the “SIGA Agreement”). The SIGA Agreement gives KVHF certain intellectual property rights related to Arenavirus know-how, patents, materials, equipment, documents, and rights to file and prosecute any patents related to such intellectual property for Kineta’s LHF535 program. Pursuant to the terms of the SIGA Agreement, SIGA is eligible to receive up to $6.5 million in, sales milestones payments, and low single-digit royalty payments on net sales of royalty-bearing products, a one-time payment equal to low single-digit gross proceeds in the event that KVHF receives a priority review voucher in connection with the Arenavirus assets and a payment equal to low single-digit gross proceeds of any upfront or milestone payments in the event that KVHF licenses or sells its rights to the Arenavirus assets to one or more third parties. KVHF must use commercially reasonable efforts to conduct research and development in accordance with and subject to the terms of the SIGA Agreement.
The SIGA Agreement expires when KVHF’s payment obligations have expired. The sale of Arenavirus assets to KVHF under the SIGA Agreement is perpetual, irrevocable and non-terminable, and survives any termination or expiration of the SIGA Agreement, unless KVHF makes an uncured material breach and fails to cure such breach within 90 days of receipt of written notice from SIGA.
Drug Manufacturing Organizations Agreements
Master Development Services Agreement with Samsung Biologics Co., Ltd.
In July 2021, Kineta entered into a Master Development Services Agreement (the “Samsung Agreement”) with Samsung Biologics Co., Ltd. (“Samsung”) to perform biologics development and manufacturing services for the VISTA program. Under the Samsung Agreement, Samsung will provide services pursuant to product-specific agreements, which specify the services to be provided, deliverables, payments due and timelines, in accordance with cGMP, where applicable. The services will be performed at Samsung’s facility and Samsung will maintain manufacturing documentation for the manufacturing process. Kineta will provide adequate materials for Samsung to carry out the services and will pay Samsung pre-negotiated fees for product-specific services related to VISTA.
The Samsung Agreement gives Kineta a worldwide, non-exclusive sublicensable, royalty-free license to any Samsung intellectual property or invention that is incorporated into the service deliverables to further develop, manufacture, make, use, sell, offer to sell, export and import certain clinical products. Pursuant to the terms of the Samsung Agreement, Kineta and Samsung will each continue to own their respective background intellectual property and any inventions derived from their respective intellectual property and confidential information.
The Samsung Agreement expires five years from the effective date and will automatically renew for successive two-year terms unless either party gives the other party written notice of termination at least six months prior to the end of the then-current Samsung Agreement term. Either party may terminate the Samsung Agreement or a product-specific agreement in the event of a material breach by the other party that is not cured within 30 days’ written notice or in the event of insolvency.
Development and Manufacturing Services Agreement with AmbioPharm, Inc.
In November 2019, KCP entered into a Development and Manufacturing Services Agreement (the “AmbioPharm Agreement”) with AmbioPharm, Inc. (“AmbioPharm”) to perform manufacturing services for the KCP506 program. Such services, which AmbioPharm will perform at its facilities, are set forth in work orders that specify scope of work, deliverables, timelines, milestones, quantity, budget, payment schedule and other details and special arrangements agreed to by the parties. Pursuant to the terms of the AmbioPharm Agreement, a statement of work for each specified project shall be prepared and agreed to by both parties prior to the initiation of work. Under the AmbioPharm Agreement, KCP will retain the rights to its technology, including its established manufacturing process, and AmbioPharm will retain the rights to its technology. Further, any new manufacturing process developed by AmbioPharm will remain property of AmbioPharm until which time it is purchased by KCP in accordance with the applicable work order.
The AmbioPharm Agreement expires on the later of three years from the effective date of the AmbioPharm Agreement or the completion of services under all work orders prior to the third anniversary of the effective date of the AmbioPharm Agreement. The term of the AmbioPharm Agreement may be extended by KCP for additional two-year periods upon written notice to AmbioPharm at least 30 days prior to the expiration of the then-current term. KCP may terminate the AmbioPharm Agreement or any work order (a) upon 30 days’ prior written notice to AmbioPharm or (b) immediately upon written notice if (i) in KCP’s reasonable judgment, AmbioPharm is or will be unable to perform the services within the budget or timeframe detailed in the applicable work order or (ii) AmbioPharm fails to obtain or maintain any material governmental licenses or approvals required in connection with the services. Either party may terminate the AmbioPharm Agreement or a work order in the event of a material breach that is not cured within 30 days’ written notice, in the event of bankruptcy or insolvency or in the event of a force majeure event that will, or continues to, prevent performance (in whole or substantial part) of the AmbioPharm Agreement or any pending work order for a period of at least 90 days.
Intellectual Property
Kineta has established a broad intellectual property portfolio, including patents and patent applications covering the composition of Kineta’s product candidates and related technology, and other inventions that are important to Kineta’s business. Kineta works with its outside patent counsel to employ various life-cycle management patent strategies, such as managing public disclosures prior to patent application filing, timing of filing the patent application, drafting clear claims language and filing follow-on patent applications for patents on new drug formulations and new indications (such as pediatrics or rare diseases), all of which optimize the value of the patent portfolio and can extend the product life cycle, giving Kineta an advantage for extended patent term and a broader scope of protection for novel technologies. Kineta seeks to maximizes patent term restoration and patent term adjustment opportunities. When appropriate, Kineta also takes advantage of the Patent Prosecution Highway (“PPH”), which is a framework that reduces duplication of effort of multiple patent offices. The PPH allows the patent office in a country of a second filing to take advantage of the work of the patent office in the country of first filing by allowing the country of a second filing to use the search results related to the allowed claims in the first country, accelerating the examination process, increasing the allowance rate of claims and reducing the number of office actions issued for an application.
As of August 31, 2022, Kineta’s patent portfolio included a total of seven (7) issued patents in the United States, twenty-nine (29) issued or registered patents in foreign countries, three (3) pending patent applications in the United States, and thirty-eight (38) pending patent applications in foreign countries. Kineta’s issued or registered patents and pending patent applications include those licensed from UURF and SIGA. Certain pending patent applications cover multiple of Kineta’s product candidates. Kineta’s intellectual property includes compositions of matter, methods of use, product candidates, and other proprietary technology. As of August 31, 2022, Kineta had exclusive rights or owned rights to: (i) four (4) issued U.S. patents, two (2) pending U.S. patent applications, four (4) issued or registered foreign patents, and thirty-eight (38) pending foreign patent applications related to Chronic Pain; (ii) two (2) issued U.S. patents and twenty-one (21) issued or registered foreign patents related to Lassa; (iii) one (1) issued U.S. patent and four (4) issued or registered foreign patents related to IO; and (iv) one (1) pending U.S. application related to VISTA. Kineta’s current portfolio of issued patents in the U.S. and issued or registered patents in foreign countries related to Chronic Pain, Lassa, IO, and VISTA expire between 2029 and 2042.
In addition to patents, Kineta may rely, in some circumstances, on trade secrets to protect its technology. Kineta seeks to protect its proprietary technology and processes, and obtain and maintain ownership of certain technologies, in part, by confidentiality and invention assignment agreements with its employees, consultants, scientific advisors and contractors. Kineta also seeks to preserve the integrity and confidentiality of its data and trade secrets by maintaining physical security of its premises and physical and electronic security of its information technology systems.
Kineta’s patent strategy focuses on securing market exclusivity through a portfolio of patents and claim sets to ensure broad based protection for Kineta’s innovative technologies. Geographically, Kineta files patents in those countries that account for 90% of the revenue of the global pharmaceutical market as well as several additional markets due to their strategic importance, including the U.S., European Union (“EU”), Japan, Korea, China, India, Singapore, Switzerland, Russia, Canada and Mexico.
Kineta’s patent strategy includes filing for multiple claim sets that include both specific patent claims as well as broader based claims. This approach helps to protect the innovative science at Kineta and to protect its intellectual property. Kineta’s filing strategy includes filing for patent claims for (i) composition of matter, (ii) picture claims and sequences, (iii) product uses and indications, (iv) manufacturing and (v) pharmaceutical properties and characteristics.

The table below summarizes the high-level filing strategy of Kineta’s existing patent portfolio:
	Chronic Pain Patents (KCP506)			Lassa patents (LHF535)	IO Patents	VISTA patents (KVA12.1)
Patent Family	K3-001	K3-UURF 002/3	K3-002/4	K4-007	KINC-001	KVA-001
Composition of matter	Y	Y	Y	Y		Y
Methods of Manufacturing			Y			Y
Sequences/Structure	Y	Y	Y	Y	Y	Y
Indications	Y	Y	Y	Y	Y	Y
Specification on use (mono or combo)				Y	Y	Y
Binding characteristics		Y			Y	Y
Immune cell regulation		Y	Y		Y	Y
Physiologic properties		Y	Y		Y	Y
Discovery Candidates		Y			Y	To be added on a rolling basis
Kineta strives to protect the proprietary technologies that it believes are important to its business, including by seeking, maintaining and defending patent rights, whether developed internally or in conjunction with or in-licensed from third parties. Kineta also relies on trade secrets relating to its proprietary technology platform and on know-how, continuing technological innovation and in-licensing opportunities to develop, strengthen and maintain its proprietary position in the field of innate immunity and fully human antibodies.
As more fully described above, as of August 31, 2022, Kineta’s patent portfolio included eight patent families, including seven issued U.S. patents and three U.S. patent applications. Kineta also relies on trade secrets and careful monitoring of its proprietary information to protect aspects of its business that are not amenable to, or that Kineta does not consider appropriate for, patent protection.
Kineta’s success will depend significantly on its ability to:
•	Obtain and maintain patent and other proprietary protection for commercially important technology, inventions and know-how related to its business;
•	Defend and enforce its patents;
•	Maintain its licenses to use intellectual property owned by third parties; and
•	Preserve the confidentiality of its trade secrets and operate without infringing the valid and enforceable patents and other proprietary rights of third parties.
Although Kineta takes steps to protect its proprietary information and trade secrets, including through contractual means with its employees and consultants, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to Kineta’s trade secrets or disclose its technology. Thus, Kineta may not be able to meaningfully protect its trade secrets.
In addition, a third party may hold intellectual property, including patent rights that are important or necessary to the development of Kineta’s products. It may be necessary for Kineta to use the patented or proprietary technology of third parties to commercialize its products, in which case Kineta would be required to obtain a license from these third parties on commercially reasonable terms, or Kineta’s business could be harmed, possibly materially. For example, certain of the methods for Kineta’s platform developing fully human antibodies are covered by patents held by third parties. Although Kineta has obtained exclusive licenses to these patents from these third parties on what Kineta believes are commercially reasonable terms, if Kineta were not able to obtain a license on similar technology, or were not able to obtain a license on commercially reasonable terms, its business could be harmed, possibly materially.
The patent positions of biopharmaceutical companies like Kineta are generally uncertain and involve complex legal, scientific and factual questions. In addition, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. Consequently, Kineta does not know whether any of its product candidates will be protectable or remain protected by enforceable patents. Kineta cannot predict whether the patent applications it is currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient proprietary protection from competitors. Any patents that Kineta holds may be challenged, circumvented or invalidated by third parties.
Because patent applications in the United States and certain other jurisdictions are maintained in secrecy for 18 months, and since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, Kineta cannot be certain of the priority of inventions covered by pending patent applications. Moreover, Kineta may have to participate in interference proceedings declared by the United States Patent and Trademark Office (“USPTO”) or a foreign patent office to determine priority of invention or in post-grant challenge proceedings, such as oppositions, that challenge priority of invention or other features of patentability. Such proceedings could result in substantial cost, even if the eventual outcome is favorable to Kineta.
The term for individual patents depends upon the legal term for patents in the countries in which they are granted. In most countries, including the United States, the patent term is 20 years from the earliest claimed filing date of a non-provisional patent application in that country or the international filing date. In the United States, a patent’s term may, in certain cases, be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the USPTO in examining and granting a patent, or may be shortened if a patent is terminally disclaimed over a commonly owned patent or a patent naming a common inventor and having an earlier expiration date.
The Drug Price Competition and Patent Term Restoration Act of 1984 (the “Hatch-Waxman Act”) permits a patent term extension of up to five years beyond the expiration date of a U.S. patent as partial compensation for the length of time the drug is under regulatory review while the patent is in force. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval. Only one patent applicable to each regulatory review period may be extended and only those claims covering the approved drug, a method for using it or a method for manufacturing it may be extended. Similar provisions are available in the EU and certain other foreign jurisdictions to extend the term of a patent that covers an approved drug.
In the future, to the extent Kineta’s product candidates including KVA12.1, KCP506, LHF-535, anti-CD27 agonist mAb immunotherapy and anti-CD24 antagonist mAb immunotherapy receive approval by the FDA or foreign regulatory authorities, Kineta expects to apply for patent term extensions on issued patents covering those products, depending upon the length of the clinical trials for each drug and other factors.
Manufacturing
Kineta does not maintain manufacturing facilities or personnel. Kineta currently relies, and expects to continue to rely, on third parties for the manufacture of its product candidates for preclinical testing, clinical study evaluation and for commercial manufacture if its product candidates receive regulatory approval.
Kineta established a manufacturing agreement with Samsung Biologics (“Samsung”) in July 2021 to provide end-to-end contract development and manufacturing services, including cell line development, manufacturing process development, clinical drug substance and drug product manufacturing and IND filing support for KVA12.1. Samsung has no commercial rights to KVA12.1 or any other Kineta assets. Kineta uses other contract manufacturers for its KCP506 and LHF535 programs including Ambiopharm, Inc. and Patheon.
Commercialization
Kineta has not yet established a sales, marketing or product distribution infrastructure for its product candidates, which are still in preclinical or early clinical development. Kineta believes that it will be possible to access the United States oncology market through a focused, specialized sales force. Kineta has not yet developed a commercial strategy outside of the United States and will likely seek a strategic partner for these markets.
Subject to receiving marketing approvals, Kineta expects to commence commercialization activities by building a focused sales and marketing organization in the United States to sell its products. Kineta believes that such an organization will be able to address the community of oncologists who are the key specialists in treating cancer patients for which its product candidates are being developed.
Competition
Some of Kineta’s proposed products will face competition from approved therapeutics. Competition for Kineta’s pipeline products comes primarily from large, well-established pharmaceutical companies, who have greater financial resources and expertise in research and development, manufacturing, conducting clinical trials and marketing approved products. Mergers and acquisitions within the pharmaceutical and biotechnology industries may further concentrate competitors’ resources. Kineta is not only competing with these companies in terms of technology, but also in recruiting and retaining qualified scientists and management personnel, in establishing partnerships with clinical trial sites and in registering patients into clinical trials.
In addition to current standard of care for patients, clinical trials are being pursued by a number of parties in the field of immuno-oncology and in Kineta’s lead indications. These products in development may provide efficacy, safety, convenience and other benefits that are not provided by currently marketed therapies. As a result, they may provide significant competition for any of Kineta’s product candidates for which it obtains marketing approval. Based on publicly available information, the following are some of the products being developed by competitors in indications overlapping with those of Kineta’s programs.
Oncology landscape
For the last 150 years, cancer treatment was dominated by surgery, chemotherapy, radiation therapy and hormonal therapy. Before 1997, all available chemotherapy drugs for cancer were generic in their mechanism of action, designed to either kill rapidly dividing cells or deprive them of essential growth factors. Since 1997 the field has witnessed an emergence of many targeted agents for cancer, including in 2011, the first ICI for cancer, ipilimumab or Yervoy®.
Immunotherapies are unique in cancer treatment in that they do not kill cancer cells directly, but rather enhance the endogenous immune response to tumors. By enhancing the immune response, it is now possible to obtain dramatic and long-lasting tumor regressions, even in patients with advanced or otherwise incurable cancers. There exist today four broad categories of marketed immunotherapies:
•	Cell-based therapies (e.g., CAR T cells);
•	Vaccines (e.g., BCG);
•	Oncolytic viruses (e.g., T-Vec); and
•	Immunomodulators (e.g., checkpoint inhibitors).
Immune checkpoint inhibitors (ICIs)
The most widely prescribed and effective group of treatments are the ICIs. Since 2011, eight ICIs have been approved in the United States, primarily for the treatment of advanced or metastatic solid tumors. All the ICIs have one of two mechanisms of action. They either block the interaction of PD1 with its ligands (PD-L1 or -L2), or they block the interaction of CTLA4 with its ligands (CD80 or CD86). Since both PD1 and CTLA4 serve as breaks on the T-cell-driven immune response, antibodies that block these interactions enhance the activation of effector T cells.
Because there is such a large population of advanced cancer patients for whom there are few available treatments, the ICIs have become widely used, and this is reflected in the commercial success of the group. However, despite more than a decade of development, existing ICIs still address only two distinct mechanisms of action and are effective in only a fraction of treated patients.
Several key ICI deficiencies have become apparent from the clinical data:
•
CR rates for most tumor types, either as a single agent or in combination with other drugs, are low and sometimes similar to conventional chemotherapy. There are very few instances where CR rates exceed 10%.

•	Most patients have no response or PR and do not achieve durable remission of disease. There are few or no options for subsequent immunotherapy treatment of these patients.
•	Only two ICI mechanisms are available, reducing combination therapy options.
•	ICIs are not labeled or show poor efficacy in the most frequent types of cancer, including breast cancer, NSCLC, prostate cancer and CRC.
Because the key to successful cancer treatment often involves the use of complex combination therapies, the immuno-oncology field urgently needs additional immunotherapies that do not increase the burden of drug related toxicity. Kineta is developing novel immunotherapies that address the mechanisms of cancer resistance where current therapies fail.

KVA12.1 (VISTA) Competition
There are currently no approved VISTA blocking immunotherapies on the market. The competitive landscape includes five primary companies in a similar development stage from late preclinical to early Phase 1 (Figure 12). Other discovery stage assets have been announced by Apexigen, Inc., Sensei Biotherapeutics, Inc., Five Prime Therapeutics (acquired by Amgen)/Bristol Myers Squibb and xCella Biosciences, Inc.
Figure 12. VISTA competitive landscape

Asset
Company
Discovery
Preclinical
IND-enabling
Phase 1
KVA12.1
Kineta
CI8993
Curis
W0180
Pierre Fabre
HMBD002
Hummingbird
PMC309
Pharmabcine

Other discovery stage assets: Apexigen, Sensei Biotherapetics, Five Prime/BMS, xCella

Anti-CD27 Agonist mAb Immunotherapy Competition
The competitive landscape for anti-CD27 agonist immunotherapies is led by Merck & Co., Inc. and Celldex Therapeutics, Inc. Merck is developing an anti-CD27 agonist immunotherapy that is in Phase 2 clinical trials. Celldex Therapeutics, Inc. is developing a bi-specific antibody with PD-L1 for patients with OC that is in Phase 1 clinical trials. Other discovery stage assets have been announced by Apogenix AG, Ligand Pharmaceuticals Incorporated, Shanghai Henlius Biotech, Avacta Life Sciences and Boston Immune Technologies and Therapeutics, Inc.
Anti-CD24 Antagonist mAb Immunotherapy Competition
The competitive landscape for anti-CD24 antagonist immunotherapies is very limited with Pheast Therapeutics, Inc. and Antengene Corporation Limited having discovery stage assets. However, CD24 shares some of the same features as CD47/Sirpα, another “do not eat me” signal currently targeted with success by several biotech and pharma companies.
Kineta’s commercial opportunity in different indications could be reduced or eliminated if its competitors develop and market products that are more convenient to use, more effective, less expensive and safer to use than Kineta’s products. Furthermore, if competitors gain FDA approval faster than Kineta does, Kineta may be unable to establish a strong market presence or to gain market share. The key competitive factors affecting the success of all of Kineta’s product candidates, if approved, are likely to be their efficacy, safety, convenience, price, the level of generic competition and the availability of reimbursement from government and other third-party payors.
Government Regulation
Government authorities in the U.S., at the federal, state and local levels, and other countries extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, marketing and export and import of products such as those we are developing. A new drug must be approved by the FDA through the new drug application (“NDA”) process before it may be legally marketed in the U.S.
U.S. Drug Development Process
In the U.S., the FDA regulates drugs under the federal Food, Drug, and Cosmetic Act (the “FDCA”), and its implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval may subject an applicant to administrative or judicial sanctions. These sanctions could include the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on Kineta.
The process required by the FDA before a drug may be marketed in the U.S. generally involves the following:
•	completion of preclinical laboratory tests, animal studies and formulation studies in accordance with Good Laboratory Practice (“GLP”) regulations and other applicable regulations;
•	submission to the FDA of an IND, which must become effective before human clinical trials may begin;
•	approval by an independent institutional review board (“IRB”) at each clinical site before each trial may be initiated;
•
performance of adequate and well-controlled human clinical trials in accordance with Good Clinical Practice (“GCP”) regulations to establish the safety and efficacy of the proposed drug for its intended use;

•	submission to the FDA of an NDA or BLA;
•	a determination by the FDA within 60 days of its receipt of an NDA or BLA to accept the filing for review;
•	satisfactory completion of an FDA advisory committee review, if applicable;
•
satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug is produced to assess compliance with current GMP (“cGMP”) requirements to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity; and

•	satisfactory completion of other studies required by the FDA, including immunogenicity, carcinogenicity, genotoxicity and stability studies;
•	FDA review and approval of the NDA or BLA to permit commercial marketing of the product for particular indications for use in the U.S.; and
•
compliance with any post-approval requirements, including the potential requirement to implement a risk evaluation and mitigation strategy (“REMS”) and the potential requirement to conduct post-approval studies.

Once a pharmaceutical candidate is identified for development, it enters the preclinical testing stage. Preclinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information and analytical data, to the FDA as part of the IND. An IND is a request for authorization from the FDA to administer an investigational new drug product to humans. The sponsor will also include a protocol detailing, among other things, the objectives of the first phase of the clinical trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated, if the first phase lends itself to an efficacy evaluation. Some preclinical testing may continue even after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, places the clinical trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Clinical holds also may be imposed by the FDA at any time before or during clinical trials due to safety concerns about on-going or proposed clinical trials or non-compliance with specific FDA requirements, and the trials may not begin or continue until the FDA notifies the sponsor that the hold has been lifted. Submission of an IND therefore may or may not result in FDA authorization to begin a clinical trial.
All clinical trials must be conducted under the supervision of one or more qualified investigators in accordance with GCP regulations, which include the requirement that all research subjects provide their informed consent in writing for their participation in any clinical trial. They must be conducted under protocols detailing, among other things, the objectives of the trial, dosing procedures, subject selection and exclusion criteria and the safety and effectiveness criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND as well as any subsequent protocol amendments, and timely safety reports must be submitted to the FDA and the investigators for serious and unexpected adverse events. An IRB at each institution participating in the clinical trial must review and approve each protocol before a clinical trial commences at that institution and must also approve the information regarding the trial and the consent form that must be provided to each trial subject or his or her legal representative, monitor the study until completed and otherwise comply with IRB regulations.
Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:
•
Phase 1: The product candidate is initially introduced into healthy human volunteers and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion and, if possible, to gain an early indication of its effectiveness. In the case of some products for severe or life-threatening diseases, such as cancer, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients. Sponsors sometimes designate their Phase 1 clinical trials as Phase 1a or Phase 1b. Phase 1b clinical trials are typically aimed at confirming dosing, pharmacokinetics and safety in larger number of patients. Some Phase 1b studies evaluate biomarkers or surrogate markers that may be associated with efficacy in patients with specific types of diseases.

•
Phase 2: This phase involves clinical trials in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and appropriate dosage.

•
Phase 3: Clinical trials are undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population, generally at geographically dispersed clinical study sites. These clinical trials are intended to establish the overall risk-benefit ratio of the product candidate and provide, if appropriate, an adequate basis for product labeling.

Post-approval trials, sometimes referred to as Phase 4 studies, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of an NDA.
The FDA or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. In addition, some clinical trials are overseen by an independent group of qualified experts organized by the sponsor, known as a data safety monitoring board or committee. Depending on its charter, this group may determine whether a trial may move forward at designated check points based on access to certain data from the trial.
During the development of a new drug, sponsors are given opportunities to meet with the FDA at certain points. These points may be prior to submission of an IND, at the end of Phase 2, and before an NDA or BLA is submitted. Meetings at other times may be requested. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date, for the FDA to provide advice, and for the sponsor and the FDA to reach agreement on the next phase of development. Sponsors typically use the meetings at the end of the Phase 2 trial to discuss Phase 2 clinical results and present plans for the pivotal Phase 3 clinical trials that they believe will support approval of the new drug.
Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final drug. In addition, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.
While the IND is active and before approval, progress reports summarizing the results of the clinical trials and nonclinical studies performed since the last progress report must be submitted at least annually to the FDA, and written IND safety reports must be submitted to the FDA and investigators for serious and unexpected suspected adverse events, findings from other studies suggesting a significant risk to humans exposed to the same or similar drugs, findings from animal or in vitro testing suggesting a significant risk to humans, and any clinically important increased incidence of a serious suspected adverse reaction compared to that listed in the protocol or investigator brochure.
There are also requirements governing the reporting of ongoing clinical trials and completed trial results to public registries. Sponsors of certain clinical trials of FDA-regulated products are required to register and disclose specified clinical trial information, which is publicly available at www.clinicaltrials.gov. Information related to the product, patient population, phase of investigation, trial sites and investigators and other aspects of the clinical trial is then made public as part of the registration. Sponsors are also obligated to discuss the results of their clinical trials after completion. Disclosure of the results of these trials can be delayed until the new product or new indication being studied has been approved.
As a result of the COVID-19 public health emergency, Kineta may be required to develop and implement additional clinical trial policies and procedures designed to help protect subjects from the COVID-19 virus. For example, in March 2020, the FDA issued a guidance, which the FDA subsequently updated, on conducting clinical trials during the pandemic. In June 2020, the FDA also issued a guidance on good manufacturing practice considerations for responding to COVID-19 infection in employees in drug products manufacturing, including recommendations for manufacturing controls to prevent contamination of drugs. Additional COVID-19 related guidance released by the FDA includes guidance addressing resuming normal drug and biologics manufacturing operations; manufacturing, supply chain and inspections; and statistical considerations for clinical trials during the COVID-19 public health emergency. In view of the spread of the COVID-19 variants, the FDA may issue additional guidance and policies that may materially impact our business and clinical development timelines. The ultimate impact of the COVID-19 pandemic on our business operations and clinical development plans is highly uncertain and subject to change and will depend on future developments, including new regulatory requirements and changes to existing regulations. If new guidance and policies are promulgated by the FDA that require changes in our clinical protocol or clinical development plans, our anticipated timelines and regulatory approval may be delayed or materially impacted.
NDA Review and Approval Process
The results of product development, preclinical and other non-clinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the drug, proposed labeling and other relevant information are submitted to the FDA as part of an NDA or BLA requesting approval to market the product. The submission of an NDA or BLA is subject to the payment of substantial user fees; a waiver of such fees may be obtained under certain limited circumstances. The FDA reviews an NDA or BLA to determine, among other things, whether a product is safe and effective for its intended use and whether its manufacturing is cGMP-compliant to assure and preserve the product’s identity, strength, quality and purity. Under the Prescription Drug User Fee Act (“PDUFA”) guidelines that are currently in effect, the FDA has a goal of ten months from the date of “filing” of a standard NDA or BLA for a new molecular entity to review and act on the submission. This review typically takes 12 months from the date the NDA or BLA is submitted to the FDA because the FDA has approximately two months to make a “filing” decision after the application is submitted. The FDA conducts a preliminary review of all NDAs or BLAs within the first 60 days after submission, before accepting them for filing, to determine whether they are sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA or BLA for filing. In this event, the NDA or BLA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing.
The FDA may refer an application for a novel drug to an advisory committee. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions. Before approving an NDA or BLA, the FDA will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA or BLA, the FDA may inspect one or more clinical trial sites to assure compliance with GCP requirements.
After the FDA evaluates an NDA or BLA, it will issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the drug with prescribing information for specific indications. A Complete

Response Letter indicates that the review cycle of the application is complete and the application will not be approved in its present form. A Complete Response Letter usually describes the specific deficiencies in the NDA or BLA identified by the FDA and may require additional clinical data, such as an additional pivotal Phase 3 trial or other significant and time consuming requirements related to clinical trials, nonclinical studies or manufacturing. If a Complete Response Letter is issued, the sponsor must resubmit the NDA, addressing all of the deficiencies identified in the letter, or withdraw the application. Even if such data and information are submitted, the FDA may decide that the NDA or BLA does not satisfy the criteria for approval.
If a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. In addition, the FDA may require a sponsor to conduct Phase 4 testing, which involves clinical trials designed to further assess a drug’s safety and effectiveness after NDA or BLA approval, and may require testing and surveillance programs to monitor the safety of approved products which have been commercialized. The FDA may also place other conditions on approval including the requirement for a REMS to assure the safe use of the drug. If the FDA concludes a REMS is needed, the sponsor of the NDA or BLA must submit a proposed REMS. The FDA will not approve the NDA or BLA without an approved REMS, if required. A REMS could include medication guides, physician communication plans or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription or dispensing of products. Marketing approval may be withdrawn for non-compliance with regulatory requirements or if problems occur following initial marketing. The Pediatric Research Equity Act (“PREA”) requires a sponsor to conduct pediatric clinical trials for most drugs, for a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration. Under PREA, original NDAs or BLAs and supplements must contain a pediatric assessment unless the sponsor has received a deferral or waiver. The required assessment must evaluate the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations and support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The sponsor or FDA may request a deferral of pediatric clinical trials for some or all of the pediatric subpopulations. A deferral may be granted for several reasons, including a finding that the drug is ready for approval for use in adults before pediatric clinical trials are complete or that additional safety or effectiveness data needs to be collected before the pediatric clinical trials begin. The FDA must send a non-compliance letter to any sponsor that fails to submit the required assessment, keep a deferral current or fails to submit a request for approval of a pediatric formulation.
Expedited Development and Review Programs
Kineta plans to seek to accelerate regulatory approval in all major markets. The pathways outlined in Figure 13 below provide an overview of accelerated review and approval pathways with the FDA.
Kineta also plans to pursue “fast track” and “accelerated approval” for the KVA12.1 and anti-CD27 mAb immunotherapy programs.

Figure 13. Accelerated Regulatory Approval by FDA

Fast Track

Fast track is a process designed to facilitate the development, and expedite the review of drugs to treat serious conditions and fill an unmet medical need.
Fast Track

Breakthrough Therapy

A process designed to expedite the development and review of drugs which may demonstrate substantial improvement over available therapy.
Breakthrough Therapy

Accelerated Approval

These regulations allowed drugs for serious conditions that filled an unmet medical need to be approved based on a surrogate endpoint.
Accelerated Approval

Priority Review

A Priority Review designation means FDA's goal is to take action on an application within 6 months.
Priority Review

Fast track: A sponsor may seek approval of its product candidate under programs designed to accelerate the FDA’s review and approval of new drugs and biological products that meet certain criteria. The FDA has a fast track designation program that is intended to expedite or facilitate the process for reviewing new drug products that meet certain criteria. Specifically, new drugs are eligible for fast track designation if they are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. Unique to a fast track product, the FDA may consider for review sections of the NDA or BLA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA or BLA, the FDA agrees to accept sections of the NDA or BLA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA or BLA.
Breakthrough therapy: A sponsor may seek FDA designation of a product candidate as a “breakthrough therapy” if the product is intended, alone or in combination with one or more other products, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. If the FDA designates a breakthrough therapy, it may take actions appropriate to expedite the development and review of the application, which may include holding meetings with the sponsor and the review team throughout the development of the therapy; providing timely advice to, and interactive communication with, the sponsor regarding the development of the drug to ensure that the development program to gather the nonclinical and clinical data necessary for approval is as efficient as practicable; involving senior managers and experienced review staff, as appropriate, in a collaborative, cross-disciplinary review; assigning a cross-disciplinary project lead for the FDA review team to facilitate an efficient review of the development program and to serve as a scientific liaison between the review team and the sponsor; and considering alternative clinical trial designs when scientifically appropriate, which may result in smaller trials or more efficient trials that require less time to complete and may minimize the number of patients exposed to a potentially less efficacious treatment. The designation includes all of the fast track program features, which means that the sponsor may file sections of the NDA or BLA for review on a rolling basis if certain conditions are satisfied, including an agreement with the FDA on the proposed schedule for submission of portions of the application and the payment of applicable user fees before the

FDA may initiate a review. The breakthrough therapy designation is a distinct status from both accelerated approval and priority review, which can also be granted to the same drug if relevant criteria are met. If a product is designated as breakthrough therapy, the FDA will work to expedite the development and review of such drug.
Accelerated approval: In addition, a product may be eligible for accelerated approval. Drug products intended to treat serious or life-threatening diseases or conditions may be eligible for accelerated approval upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require that a sponsor of a drug receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product. The FDA may withdraw approval of a drug or indication approved under accelerated approval if, for example, the confirmatory trial fails to verify the predicted clinical benefit of the product.
Priority review: Any product submitted to the FDA for approval, including a product with a fast track designation, may also be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. A product is eligible for priority review if it has the potential to provide safe and effective therapy where no satisfactory alternative therapy exists or a significant improvement in the safety or effectiveness of the treatment, diagnosis or prevention of a serious disease or condition. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug designated for priority review in an effort to facilitate the review. The FDA endeavors to review applications with priority review designations within six months of the filing date as compared to 10 months for review of new molecular entity NDAs or BLAs under its current PDUFA review goals. Priority review designation does not change the scientific/medical standard for approval or the quality of evidence necessary to support approval.
Fast track designation, priority review and breakthrough therapy designation do not change the standards for approval but may expedite the development or approval process. Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened. Kineta may explore some of these opportunities for its product candidates as appropriate. Depending on other factors that impact clinical trial timelines and development, such as Kineta’s ability to identify and onboard clinical sites and rates of study participant enrollment and drop-out, Kineta may not realize all the benefits of these expedited or accelerated review programs.
Post-Approval Requirements
Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. After approval, some types of changes to the approved product, such as adding new indications, certain manufacturing changes and additional labeling claims, are subject to further FDA review and approval. Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP regulations and other laws and regulations. In addition, the FDA may impose a number of post-approval requirements as a condition of approval of an NDA. For example, the FDA may require post-marketing testing, including Phase 4 clinical trials, and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization.
Any drug products manufactured or distributed by Kineta or its partners pursuant to FDA approvals will be subject to pervasive and continuing regulation by the FDA, including, among other things, record-keeping requirements, reporting of adverse experiences with the drug, providing the FDA with updated safety and efficacy information, drug sampling and distribution requirements, complying with certain electronic records and signature requirements and complying with FDA promotion and advertising requirements. The FDA strictly regulates labeling, advertising, promotion and other types of information on products that are placed on the market and imposes requirements and restrictions on drug manufacturers, such as those related to direct-to-consumer advertising, the prohibition on promoting products for uses or in patient populations that are not described in the product’s approved labeling (known as “off-label use”), industry-sponsored scientific and educational activities and promotional activities involving the internet.

Discovery of previously unknown problems or the failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of a product or withdrawal of the product from the market as well as possible civil or criminal sanctions. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant or manufacturer to administrative or judicial civil or criminal sanctions and adverse publicity. FDA sanctions could include refusal to approve pending applications, withdrawal of an approval, clinical holds on post-approval clinical trials, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, mandated corrective advertising or communications with doctors, debarment, restitution, disgorgement of profits, or civil or criminal penalties.
NDA and BLA Marketing Exclusivity
Market exclusivity provisions under the FDCA can delay the submission or the approval of certain marketing applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the U.S. to the first applicant to obtain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not approve or even accept for review an abbreviated new drug application, or ANDA, or an NDA submitted under Section 505(b)(2), or 505(b)(2) NDA, submitted by another company for another drug based on the same active moiety, regardless of whether the drug is intended for the same indication as the original innovative drug or for another indication, where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement to one of the patents listed with the FDA by the innovator NDA holder.
The FDCA alternatively provides three years of marketing exclusivity for an NDA, or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the modification for which the drug received approval on the basis of the new clinical investigations and does not prohibit the FDA from approving ANDAs or 505(b)(2) NDAs for drugs containing the active agent for the original indication or condition of use. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.
Under the FDCA, market exclusivity for biologics agents provides a 12-year period of market exclusivity within the U.S. for the first FDA approved compound.
Pediatric exclusivity is another type of marketing exclusivity available in the U.S. Pediatric exclusivity provides for an additional six months of marketing exclusivity attached to another period of exclusivity if a sponsor conducts clinical trials in children in response to a written request from the FDA. The issuance of a written request does not require the sponsor to undertake the described clinical trials. In addition, orphan drug exclusivity may offer a seven-year period of marketing exclusivity, except in certain circumstances.
U.S. Coverage and Reimbursement
Significant uncertainty exists as to the coverage and reimbursement status of any product candidate for which Kineta may seek regulatory approval. Sales in the U.S. will depend, in part, on the availability of sufficient coverage and adequate reimbursement from third-party payors, which include government health programs such as Medicare, Medicaid, TRICARE and the Veterans Administration, as well as managed care organizations and private health insurers. Prices at which Kineta or its customers seek reimbursement for our product candidates can be subject to challenge, reduction or denial by third-party payors.
The process for determining whether a third-party payor will provide coverage for a product is typically separate from the process for setting the reimbursement rate that the payor will pay for the product. A third-party payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be available. Additionally, in the U.S. there is no uniform policy among payors for coverage or reimbursement. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own coverage and reimbursement policies, but also have their own methods and approval processes. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. If coverage and adequate reimbursement are not available, or are available only at limited levels, successful commercialization of, and obtaining a satisfactory financial return on, any product Kineta develops may not be possible.
Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. In order to obtain coverage and reimbursement for any product that might be approved for marketing, Kineta may need to conduct expensive studies in order to demonstrate the medical necessity and cost-effectiveness of any products, which would be in addition to the costs expended to obtain regulatory approvals. Third-party payors may not consider our product candidates to be medically necessary or cost-effective compared to other available therapies, or the rebate percentages required to secure favorable coverage may not yield an adequate margin over cost or may not enable Kineta to maintain price levels sufficient to realize an appropriate return on its investment in drug development.
U.S. Healthcare Reform
In the U.S., there has been, and continues to be, several legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of product candidates, restrict or regulate post-approval activities and affect the profitable sale of product candidates.
Among policy makers and payors in the U.S., there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the U.S., the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives. In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (the “ACA”) was passed, which substantially changed the way healthcare is financed by both the government and private insurers, and significantly impacts the U.S. pharmaceutical industry. The ACA, among other things: (1) increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations; (2) created a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for certain drugs and biologics that are inhaled, infused, instilled, implanted or injected; (3) established an annual, nondeductible fee on any entity that manufactures or imports certain specified branded prescription drugs and biologic agents apportioned among these entities according to their market share in certain government healthcare programs; (4) expanded the availability of lower pricing under the 340B drug pricing program by adding new entities to the program; (5) expanded the eligibility criteria for Medicaid programs; (6) created a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in and conduct comparative clinical effectiveness research, along with funding for such research; (7) created a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% (and 70% commencing January 1, 2019) point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D; (8) established a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in and conduct comparative clinical effectiveness research, along with funding for such research; and (9) established a Center for Medicare Innovation at the Centers for Medicare & Medicaid Services, or CMS, to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drugs.
Since its enactment, there have been executive, judicial and Congressional challenges to certain aspects of the ACA. For example, in June 2021 the U.S. Supreme Court held that Texas and other challengers had no legal standing to challenge the ACA, dismissing the case on procedural grounds without specifically ruling on the constitutionality of the ACA. Thus, the ACA will remain in effect in its current form. Further, prior to the U.S. Supreme Court ruling, on January 28, 2021, President Biden issued an executive order that initiated a special enrollment period in 2021 for purposes of obtaining health insurance coverage through the ACA marketplace, which began on February 15, 2021 and remained open through August 15, 2021. This executive order also instructs certain governmental agencies to review existing policies and rules that limit access to health insurance coverage through Medicaid or the ACA, among others. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. It is unclear how any such challenges and healthcare measures promulgated by the Biden administration will impact the ACA, our business, financial condition and results of operations. Complying with any new legislation or reversing changes implemented under the ACA could be time-intensive and expensive, resulting in a material adverse effect on our business.

Other legislative changes have been proposed and adopted since the ACA was enacted. On August 2, 2011, the Budget Control Act of 2011 was signed into law, which, among other things, resulted in aggregate reductions of Medicare payments to providers of 2% per fiscal year, which went into effect in 2013 and will remain in effect through 2030, with the exception of a temporary suspension implemented under various COVID-19 relief legislation from May 1, 2020 through the end of 2021, unless additional Congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.
Moreover, there has recently been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for drug products. At the federal level, the Trump administration used several means to propose or implement drug pricing reform, including through federal budget proposals, executive orders and policy initiatives. For example, in 2020, the U.S. Department of Health and Human Services (“HHS”) and the CMS issued various rules that are expected to impact, among others, price reductions from pharmaceutical manufacturers to plan sponsors under Part D, fee arrangements between pharmacy benefit managers and manufacturers, manufacturer price reporting requirements under the Medicaid Drug Rebate Program, including regulations that affect manufacturer-sponsored patient assistance programs subject to pharmacy benefit manager accumulator programs and Best Price reporting related to certain value-based purchasing arrangements. Multiple lawsuits have been brought against the HHS challenging various aspects of the rules. Under the American Rescue Plan Act of 2021, effective January 1, 2024, the statutory cap on Medicaid Drug Rebate Program rebates that manufacturers pay to state Medicaid programs will be eliminated. Elimination of this cap may require pharmaceutical manufacturers to pay more in rebates than it receives on the sale of products, which could have a material impact on our business. Further, based on a recent executive order, the Biden administration expressed its intent to pursue certain policy initiatives to reduce drug prices. Any reduction in reimbursement from Medicare or other government programs may result in a reduction in payments from private payors. The impact of legislative, executive and administrative actions of the Biden administration on us and the pharmaceutical industry as a whole is unclear.
At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Kineta is unable to predict the future course of federal or state healthcare legislation in the U.S. directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. Further, it is possible that additional governmental action will be taken in response to the COVID-19 pandemic. If Kineta or any third parties it may engage are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if Kineta or such third parties are not able to maintain regulatory compliance, Kineta’s products candidates may lose regulatory approval that may have been obtained and Kineta may not achieve or sustain profitability.
U.S. Healthcare Fraud and Abuse Laws and Compliance Requirements
Federal and state healthcare laws and regulations restrict business practices in the pharmaceutical industry. These laws include anti-kickback and false claims laws and regulations, data privacy and security and transparency laws and regulations.
The federal Anti-Kickback Statute prohibits, among other things, individuals or entities from knowingly and willfully offering, paying, soliciting or receiving remuneration, directly or indirectly, overtly or covertly, in cash or in kind to induce or in return for purchasing, leasing, ordering or arranging for or recommending the purchase, lease or order of any item or service reimbursable under Medicare, Medicaid or other federal healthcare programs. A person or entity does not need to have actual knowledge of this statute or specific intent to violate it in order to have committed a violation. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act and the Civil Monetary Penalties Statute.
The federal civil and criminal false claims laws and civil monetary penalties laws, including the civil False Claims Act, prohibit, among other things, any individual or entity from knowingly presenting, or causing to be presented, a false claim for payment to the federal government or knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government.
The federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) created additional federal civil and criminal statutes that prohibit, among other things, knowingly and willfully executing a scheme to defraud any healthcare benefit program. In addition, HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, and their implementing regulations, imposes certain requirements relating to the privacy, security and transmission of protected health information on HIPAA covered entities, which include certain healthcare providers, health plans and healthcare clearinghouses, and their business associates who conduct certain activities for or on their behalf involving protected health information on their behalf as well as their covered subcontractors.
The federal Physician Payments Sunshine Act requires applicable group purchasing organizations and applicable manufacturers of covered drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to report annually to CMS information related to certain payments or other transfers of value made to covered recipients, including physicians licensed to practice in the U.S. (defined to include doctors of medicine and osteopathy, dentists, podiatrists, optometrists and licensed chiropractors), and teaching hospitals, in the previous year, including ownership and investment interests held by covered physicians and their immediate family members. Effective January 1, 2021, for data collected in 2021 and submitted to CMS in 2022, such reporting obligations with respect to covered recipients have been extended to include new provider types: physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists and anesthesiologist assistants and certified nurse-midwives.
Similar state and local laws and regulations may also restrict business practices in the pharmaceutical industry, such as state anti-kickback and false claims laws, which may apply to business practices, including but not limited to, research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, or by patients themselves; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or otherwise restrict payments or transfers of value that may be made to healthcare providers and other potential referral sources; state laws and regulations that require drug manufacturers to file reports relating to pricing and marketing information or which require tracking gifts and other remuneration and items of value provided to physicians, other healthcare providers and entities; state and local laws that require the registration of pharmaceutical sales representatives; and state and local laws governing the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.
Efforts to ensure compliance with applicable healthcare laws and regulations can involve substantial costs. Violations of healthcare laws can result in significant penalties, including the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgement, individual imprisonment, possible exclusion from participation in Medicare, Medicaid and other U.S. healthcare programs, integrity oversight and reporting obligations, contractual damages, reputational harm, diminished profits and future earnings, and curtailment or restructuring of operations.
Foreign Regulation
In order to market any product outside of the U.S., Kineta would need to comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of Kineta’s products. Whether or not Kineta obtains FDA approval for a product, Kineta would need to obtain the necessary approvals by the comparable foreign regulatory authorities before Kineta can commence clinical trials or marketing of the product in foreign countries and jurisdictions.
Although many of the issues discussed above with respect to the U.S. apply similarly in the context of the EU, the approval process varies between countries and jurisdictions and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries or jurisdictions might differ from and be longer than that required to obtain FDA approval. Regulatory approval in one country or jurisdiction does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country or jurisdiction may negatively impact the regulatory process in others.

To market a medicinal product in the European Economic Area (“EEA”) (which is comprised of the 27 Member States of the EU plus Norway, Iceland and Liechtenstein), Kineta must obtain a Marketing Authorization (“MA”). There are two types of marketing authorizations:
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the Community MA, which is issued by the European Commission through the Centralized Procedure, based on the opinion of the Committee for Medicinal Products for Human Use of the European Medicines Agency (“EMA”) and which is valid throughout the entire territory of the EEA. The Centralized Procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, advanced therapy products and medicinal products containing a new active substance indicated for the treatment of certain diseases, such as AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and viral diseases. The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EU; and

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National MAs, which are issued by the competent authorities of the Member States of the EEA and only cover their respective territory, are available for products not falling within the mandatory scope of the Centralized Procedure. Where a product has already been authorized for marketing in a Member State of the EEA, this National MA can be recognized in another Member State through the Mutual Recognition Procedure. If the product has not received a National MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the Decentralized Procedure.

Under the above described procedures, before granting the MA, the EMA or the competent authorities of the Member States of the EEA make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.
Data and Marketing Exclusivity
In the EEA, new products authorized for marketing, or reference products, qualify for eight years of data exclusivity and an additional two years of market exclusivity upon marketing authorization. The data exclusivity period prevents generic or biosimilar applicants from relying on the preclinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar marketing authorization in the EU during a period of eight years from the date on which the reference product was first authorized in the EU. The market exclusivity period prevents a successful generic or biosimilar applicant from commercializing its product in the EU until 10 years have elapsed from the initial authorization of the reference product in the EU. The 10-year market exclusivity period can be extended to a maximum of 11 years if, during the first eight years of those 10 years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies.
Pediatric Investigation Plan
In the EEA, marketing authorization applications for new medicinal products not authorized have to include the results of studies conducted in the pediatric population, in compliance with a pediatric investigation plan (“PIP”) agreed with the EMA’s Pediatric Committee (“PDCO”). The PIP sets out the timing and measures proposed to generate data to support a pediatric indication of the drug for which marketing authorization is being sought. The PDCO can grant a deferral of the obligation to implement some or all of the measures of the PIP until there are sufficient data to demonstrate the efficacy and safety of the product in adults. Further, the obligation to provide pediatric clinical trial data can be waived by the PDCO when these data are not needed or appropriate because the product is likely to be ineffective or unsafe in children, the disease or condition for which the product is intended occurs only in adult populations, or when the product does not represent a significant therapeutic benefit over existing treatments for pediatric patients. Once the marketing authorization is obtained in all Member States of the EU and study results are included in the product information, even when negative, the product is eligible for six months’ supplementary protection certificate extension.
Clinical Trials
Clinical trials of medicinal products in the EU must be conducted in accordance with EU and national regulations and the International Conference on Harmonization (“ICH”) guidelines on GCPs. Additional GCP guidelines from the European Commission, focusing in particular on traceability, apply to clinical trials of advanced therapy medicinal products. If the sponsor of the clinical trial is not established within the EU, it must appoint an entity within the EU to act as its legal representative. The sponsor must take out a clinical trial insurance policy, and in most EU countries, the sponsor is liable to provide ‘no fault’ compensation to any study subject injured in the clinical trial.
Prior to commencing a clinical trial, the sponsor must obtain a clinical trial authorization from the competent authority, and a positive opinion from an independent ethics committee. The application for a clinical trial authorization must include, among other things, a copy of the trial protocol and an investigational medicinal product dossier containing information about the manufacture and quality of the medicinal product under investigation. Clinical trials in the EU are regulated under European Council Directive 2001/20/EC (“Clinical Trials Directive”) on the implementation of GCP in the conduct of clinical trials of medicinal products for human use. In April 2014, Regulation EU No 536/2014 (“Clinical Trials Regulation”) was adopted to replace the Clinical Trials Directive. The Clinical Trials Regulation is intended to simplify the rules for clinical trial authorization and standards of performance. The implementation of the Clinical Trials Regulation depends on confirmation of full functionality of the Clinical Trials Information System (“CTIS”) through an independent audit, which commenced in September 2020. The system went live in January 2022. The new clinical trial portal and database will be maintained by the EMA in collaboration with the European Commission and the EU Member States. The Clinical Trials Directive requires the sponsor of an investigational medicinal product to obtain a clinical trial authorization (“CTA”), much like an IND in the U.S., from the national competent authority of an EU Member State in which the clinical trial is to be conducted. The CTA application must be accompanied by an investigational medicinal product dossier with supporting information prescribed by the Council Directive and corresponding national laws of the Member States and further detailed in applicable guidance, including the European Commission Communication 2010/C 82/01. A clinical trial may only be commenced after an ethics committee has given its approval. Any substantial changes to the trial protocol or other information submitted with the clinical trial applications must be notified to or approved by the relevant competent authorities and ethics committees. Medicines used in clinical trials must be manufactured in accordance with cGMP. Other national and EU-wide regulatory requirements also apply.
Privacy and Data Protection Laws
Kineta is also subject to laws and regulations in non-U.S. countries covering data privacy and the protection of health-related and other personal information. EU Member States and other jurisdictions have adopted data protection laws and regulations, which impose significant compliance obligations. Laws and regulations in these jurisdictions apply broadly to the collection, use, storage, disclosure, processing and security of personal information that identifies or may be used to identify an individual, such as names, contact information and sensitive personal data such as health data. These laws and regulations are subject to frequent revisions and differing interpretations, and have generally become more stringent over time.
As of May 25, 2018, Regulation 2016/676, known as the General Data Protection Regulation (“GDPR”) replaced the Data Protection Directive with respect to the processing of personal data in the EU. The GDPR imposes many requirements for controllers and processors of personal data, including, for example, higher standards for obtaining consent from individuals to process their personal data, more robust disclosures to individuals and a strengthened individual data rights regime, shortened timelines for data breach notifications, limitations on retention and secondary use of information, increased requirements pertaining to health data and pseudonymized (i.e., key-coded) data and additional obligations when we contract third-party processors in connection with the processing of the personal data. The GDPR allows EU Member States to make additional laws and regulations further limiting the processing of genetic, biometric or health data. Failure to comply with the requirements of GDPR and the applicable national data protection laws of the EU member states could subject Kineta to regulatory sanctions, delays in clinical trials, criminal prosecution and/or civil fines or penalties. Changes to the GDPR and applicable national data privacy laws, including with respect to how these laws should be applied in the context of clinical trials or other transactions from which Kineta may gain access to personal data, could increase our compliance costs and exposure to potential liability.
Employees and Human Capital Resources
As of August 31, 2022, Kineta had 22 full-time employees and three part-time employees, including seven employees with M.D., Pharm.D. or Ph.D. degrees. Of these full-time employees, 15 are engaged in research and development activities and seven are engaged in general and administrative activities. Of the part time employees, two are engaged with research and development activities and one is engaged with general and administrative matters. None of Kineta’s employees are represented by a labor union or covered by a collective bargaining agreement. Kineta considers its relationship with its employees to be good.

Kineta’s human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating Kineta’s existing and additional employees. Kineta is committed to diversity, equity and inclusion across all aspects of its organization, including in Kineta’s recruitment, advancement and development practices. Each year, Kineta reviews employee demographic information to evaluate its diversity efforts across all functions and levels of the company. Kineta conducts annual performance and development reviews for each of its employees to discuss the individual’s strengths and development opportunities, career development goals and performance goals. Kineta also regularly surveys employees to assess employee engagement and satisfaction. The principal purposes of Kineta’s equity incentive plans are to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards. Kineta values its employees and regularly benchmarks total rewards Kineta provides, such as short- and long-term compensation, 401(k) contributions, health, welfare and quality of life benefits, paid time off and personal leave, against Kineta’s industry peers to ensure Kineta remains competitive and attractive to potential new hires.
Properties and Facilities
Kineta occupies approximately 14,870 square feet of office and laboratory space (1,850 square feet of which is subleased to another biotech company) in Seattle, Washington under a lease that expires in July 2024. Kineta has an option to renew for two additional five-year terms. Kineta believes that its current facilities are adequate for its current needs and that suitable additional or substitute space at commercially reasonable terms will be available as needed to accommodate any future expansion of Kineta’s operations.
Legal Proceedings
From time to time, Kineta may be a party to litigation or subject to claims incident to the ordinary course of business. Although the results of litigation and claims cannot be predicted with certainty, Kineta currently believes that the final outcome of these ordinary course matters will not have a material adverse effect on Kineta’s business. Regardless of the outcome, litigation can have an adverse impact on Kineta because of defense and settlement costs, diversion of management resources and other factors. Kineta is currently not a party to any material legal proceedings.

YUMANITY MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of Yumanity’s financial condition and results of operations together with Yumanity’s financial statements and the related notes appearing elsewhere in this proxy statement/prospectus/information statement. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Yumanity’s actual results may differ materially from those results described in or implied by the forward-looking statements discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section titled “Risk Factors—Risks Related to Yumanity” appearing elsewhere in this proxy statement/prospectus/information statement.
Overview
Yumanity is a biopharmaceutical company focused on the discovery and development of innovative, disease-modifying therapies for neurodegenerative diseases. Neurodegenerative diseases cause a progressive loss of structure and function in the brain, leaving patients with devastating damage to their nervous system and widespread functional impairment. Although treatments may help relieve some of the physical or mental symptoms associated with neurodegenerative diseases, few of the currently available therapies slow or stop the continued loss of neurons, resulting in a critical unmet need. Yumanity is specifically focused on developing novel therapies to treat devastating conditions, either with large or orphan disease markets, including Parkinson’s disease, dementia with Lewy bodies, MSA, ALS and FTLD.
Exploration of Strategic Alternatives and Restructuring
In February 2022, Yumanity announced that it is exploring strategic alternatives to enhance shareholder value and engaged Wainwright as its financial advisor to assist in this process. In February 2022, Yumanity also began implementation of a strategic restructuring with the objective of preserving capital. In the first quarter of 2022, Yumanity’s board of directors approved a restructuring plan following a review of its operations, cost structure and growth opportunities. The restructuring included a reduction in headcount of approximately 60% across the company. Yumanity recorded a charge of $1.4 million in the six months ended June 30, 2022 as a result of the restructuring, which consisted of one-time termination benefits for employee severance, benefits and related costs, all of which are expected to result in cash expenditures and substantially all of which will be paid out by the end of 2022.
After a comprehensive review of strategic alternatives, on June 5, 2022, Yumanity entered into the Merger Agreement with Kineta. Pursuant to the Merger Agreement, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, at the Effective Time, Merger Sub, a wholly-owned subsidiary of Yumanity, will merge with and into Kineta, with Kineta continuing as a wholly-owned subsidiary of Yumanity and the surviving corporation of the Merger.
On June 5, 2022, Yumanity also entered into the Asset Purchase Agreement with Janssen. Pursuant to the Asset Purchase Agreement and subject to the satisfaction or waiver of the conditions set forth in the Asset Purchase Agreement, at the closing of the transactions contemplated by the Asset Purchase Agreement, Yumanity will sell to Janssen all of Yumanity’s rights, title and interest in the Purchased Assets, and Janssen will assume certain of Yumanity’s liabilities, for a purchase price of $26 million in cash.
Yumanity’s future operations are highly dependent on the success of the Merger with Kineta.
Clinical and Regulatory Update
Yumanity’s lead program, YTX-7739, is in development for the potential treatment and disease modification of Parkinson’s disease. YTX-7739 targets an enzyme known SCD. Inhibition of SCD in multiple cellular systems, including patient-derived neurons, as well as in a novel mouse model of Parkinson’s disease, has been demonstrated to overcome the toxicity of misfolded alpha-synuclein or α-synuclein, a protein strongly associated with Parkinson’s disease.
In January 2022, the FDA placed a partial clinical hold on future multidose clinical trials of YTX-7739 in the United States until the FDA’s concerns have been addressed. The FDA has not halted all clinical programming and is permitting a proposed single dose formulation clinical trial to proceed. Yumanity has paused its previously planned studies of YTX-7739 while the partial clinical hold is in effect.

On November 10, 2021, Yumanity announced the top-line results of a European Phase 1b clinical trial of YTX-7739 in patients with mild-to-moderate Parkinson’s disease. The Phase 1b clinical trial was a randomized, placebo-controlled, double-blind multi dose study to investigate the safety, tolerability, pharmacokinetics and pharmacodynamics of YTX-7739. Data were reported from 20 patients with mild-to-moderate Parkinson’s disease. Patients received once-daily oral doses of YTX-7739 (20 mg or placebo) for 28 days. YTX-7739 was shown to inhibit its primary target, SCD, an enzyme whose inhibition has been closely linked to neuronal survival and improved motor function in a Parkinson’s disease model.
After 28 days of treatment, the 20 mg dose given once-daily reduced the fatty acid desaturation index (FA-DI), a biomarker of SCD inhibition, by approximately 20%-40%, the range expected to be clinically relevant based on preclinical studies. Target engagement in the cerebrospinal fluid suggested that YTX-7739 effectively crossed the blood-brain barrier. Additionally, the pharmacokinetic/pharmacodynamic profile of YTX-7739 was consistent with previous studies and Yumanity believes that this profile informs dose selection for future studies.
YTX-7739 was generally well tolerated with all treatment emergent adverse events being mild to moderate in severity. There were no serious adverse events. Moderate AEs in the active treatment group consisted of two patients with increased Parkinson’s symptoms, two patients with lower back pain, one patient with headache, one patient with myalgia, one patient with insomnia, one patient with ligament strain, and one patient with vaccination complication. One patient on placebo had moderate worsening of tremors and Parkinsonism, which led to discontinuation. AEs occurring at a higher percentage in two or more patients administered YTX-7739 compared to placebo were procedural pain, myalgia, dry eye, hyperbilirubinemia, hypesthesia, lower back pain, and constipation. AEs occurring at a higher percentage with placebo included orthostatic hypotension, headache, tremor, fatigue and dizziness.
As expected, after only 28 days of dosing, there were no statistically significant differences in clinical assessments (Unified Parkinson's Disease Rating Scale Part III (UPDRS III), Montreal Cognitive Assessment (MoCA)) or most exploratory biomarkers. Quantitative electroencephalogram (qEEG) assessments of the effect of YTX-7739 on brain activity were completed in a subset of eight patients and demonstrated a statistically significant change compared to baseline, suggestive of a potential improvement in synaptic function.
Research and Discovery
At the center of Yumanity’s scientific foundation is its drug discovery engine, which is based on technology licensed from the Whitehead Institute, an affiliate of the Massachusetts Institute of Technology. This core technology, combined with investments and advancements by Yumanity, was designed to enable rapid screening to identify drugs with the potential to modify disease by overcoming toxicity in disease-causing gene networks. Toxicity in many neurodegenerative diseases results from an aberrant accumulation of misfolded proteins in the brain. Yumanity leverages its proprietary discovery engine to identify and screen novel drug targets and drug molecules for their ability to protect nerve cells from toxicity arising from misfolded proteins. To date, Yumanity has identified over 20 targets, most of which have not previously been linked to neurodegenerative diseases.
Financial Update
Yumanity has incurred significant operating losses since inception. Yumanity’s ability to generate product revenue sufficient to achieve profitability will depend on the successful development and eventual commercialization of one or more of its current or future product candidates. Yumanity’s net losses were $18.2 million and $19.1 million, respectively, for the six months ended June 30, 2022 and 2021. As of June 30, 2022, Yumanity had an accumulated deficit of $205.5 million. Yumanity expects to continue to incur significant expenses and increasing operating losses.
Yumanity will not generate revenue from product sales unless and until it successfully completes clinical development and obtains regulatory approval for its product candidates. If Yumanity obtains regulatory approval for any of its product candidates and does not enter into a commercialization partnership, Yumanity expects to incur significant expenses related to developing its internal commercialization capability to support product sales, marketing, manufacturing and distribution activities. Yumanity also expects to incur additional costs associated with operating as a public company. Yumanity expects to continue to incur significant operating losses for the foreseeable future, although at reduced expected levels as a result of restructuring actions taken in the six months ended June 30, 2022.
As a result, Yumanity would need substantial additional funding to support its continuing operations. In February 2022, Yumanity announced that it is exploring strategic alternatives to enhance shareholder value and engaged Wainwright as its financial advisor to assist in this process. On June 5, 2022, Yumanity entered into the Merger Agreement with Kineta and the Asset Purchase Agreement with Janssen. If the proposed Merger or Asset Sale do not close, Yumanity may be unable to raise additional funds or enter into other agreements or arrangements when needed on favorable terms, or at all. If Yumanity fails to raise capital or enter into such agreements as and when needed, it will be forced to significantly delay, reduce or eliminate development and commercialization of one or more of its product candidates or delay or abandon its pursuit of potential in-licenses or acquisitions or initiate steps to cease operations.
Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. Typically, it takes many years to develop one new product from the time it is discovered to when it is available for treating patients, and development may cease for a number of reasons. Because of the numerous risks and uncertainties associated with product development, including any impact from the ongoing COVID-19 pandemic, Yumanity is unable to predict the timing or amount of increased expenses or when or if it will be able to achieve or maintain profitability. Even if Yumanity is able to generate product sales, it may not become profitable. If Yumanity fails to become profitable or is unable to sustain profitability on a continuing basis, it may be unable to continue its operations at planned levels and be forced to reduce or terminate its operations.
As of June 30, 2022, Yumanity had cash, cash equivalents and marketable securities of $11.8 million. As of the issuance date of the condensed consolidated financial statements for the periods ended June 30, 2022, Yumanity expects that, absent completing either of the Transactions, its existing cash, cash equivalents and marketable securities will enable it to fund its operating expenses early into the first quarter of 2023 and therefore substantial doubt exists about Yumanity’s ability to continue as a going concern. Yumanity’s future viability is dependent on its ability to raise additional capital to finance its operations or execute other strategic alternatives.
COVID-19
In March 2020, COVID-19 was declared a global pandemic by the World Health Organization and to date, the COVID-19 pandemic continues to present a substantial public health and economic challenge around the world. The length of time and full extent to which the COVID-19 pandemic will directly or indirectly impact Yumanity’s business, results of operations and financial condition will depend on future developments that are highly uncertain, subject to change and difficult to predict. While Yumanity continues to conduct its research and development activities, the COVID-19 pandemic may cause disruptions that affect its ability to initiate and complete preclinical studies and clinical trials or to procure items that are essential for its research and development activities. The pandemic has already caused significant disruptions in the financial markets, and may continue to cause such disruptions, which could impact Yumanity’s ability to raise additional funds to support its operations. Moreover, the pandemic has significantly impacted economies worldwide and could result in adverse effects on Yumanity’s business and operations. Clinical trial sites in many countries, including those in which Yumanity operates, have incurred delays due to COVID-19. The YTX-7739 Phase 1b clinical trial site incurred delays due to COVID-19, resulting in a delay in the expected timing of early results from that study. There continues to be a risk of additional delays to Yumanity’s clinical programs.
Yumanity plans to continue to closely monitor the ongoing impact of the COVID-19 pandemic on its employees and its business operations. In an effort to provide a safe work environment for Yumanity’s employees, it has, among other things, implemented measures to enable remote work whenever possible. Yumanity expects to continue to take actions as may be required or recommended by government authorities or as it determines are in the best interests of its employees and other business partners in light of the pandemic.
Merger with Proteostasis
On August 22, 2020, Proteostasis Therapeutics, Inc., a Delaware corporation (“Proteostasis”), Pangolin Merger Sub, Inc. (“Pangolin Merger Sub”), Yumanity, Inc. (formerly Yumanity Therapeutics, Inc.), and Yumanity Holdings, LLC (“Holdings”), entered into a merger agreement, as amended on November 6, 2020 (the “Proteostasis Merger Agreement”), pursuant to which Pangolin Merger Sub merged with and into Yumanity, Inc. (the “Proteostasis Merger”). Immediately prior to the closing of the transaction, Holdings merged with and into Yumanity, Inc. with Yumanity, Inc. surviving the merger (the “Yumanity Reorganization”) and, upon the closing of the Proteostasis Merger, Yumanity, Inc. became a wholly-owned subsidiary of Proteostasis. The Proteostasis Merger was completed on December 22, 2020 pursuant to the terms of the Proteostasis Merger Agreement. In connection with the completion of the Proteostasis Merger, Proteostasis changed its name to Yumanity Therapeutics, Inc., and the trading symbol changed from “PTI” to “YMTX.” Yumanity refers to the historical operations of Holdings and Yumanity, Inc. as Yumanity and following the Proteostasis Merger, the business conducted by Yumanity became its primary business.
Pursuant to the terms of the Proteostasis Merger Agreement, upon closing of the Proteostasis Merger, all of Yumanity, Inc.’s outstanding common stock was exchanged for common stock of Proteostasis and all outstanding options and warrants to purchase common stock of Yumanity, Inc. were exchanged for options and warrants to purchase common stock of Proteostasis.
The transaction was accounted for as a reverse merger and as an asset acquisition in accordance with Generally Accepted Accounting Principles in the United States (“GAAP”). Under this method of accounting, Yumanity was deemed to be the accounting acquirer for financial reporting purposes. This determination was primarily based on the facts that, immediately following the Proteostasis Merger: (i) Yumanity’s equity holders owned a substantial majority of the voting rights in the combined organization, (ii) Yumanity designated a majority of the members (seven of nine) of the initial board of directors of the combined organization and (iii) Yumanity’s senior management held all key positions in the senior management of the combined organization. Accordingly, for accounting purposes, the transaction was treated as the equivalent of Yumanity issuing stock to acquire the net assets of Proteostasis. As a result, as of the closing date of the Proteostasis Merger, the net assets of Proteostasis were recorded at their acquisition-date fair values in the financial statements of Yumanity and the reported operating results prior to the Proteostasis Merger are those of Yumanity.
At-the-Market Offering Program
In April 2021, Yumanity entered into a sales agreement (the “Prior Sales Agreement”) with Jefferies LLC (“Jefferies”) with respect to an at-the-market (“ATM”) offering program under which it could have issued and sold, from time-to-time at its sole discretion, shares of its common stock, in an aggregate offering amount of up to $60.0 million. In December 2021, Yumanity terminated the Prior Sales Agreement and entered into a new sales agreement with Jefferies with respect to an ATM offering under which it may issue and sell, from time-to-time and at its sole discretion, shares of its common stock, in an aggregate offering amount of up to $60.0 million (the “New Sales Agreement”). Jefferies acts as Yumanity’s sales agent and will use commercially reasonable efforts to sell shares of common stock from time-to-time, based upon instruction from Yumanity.
Yumanity will pay Jefferies up to 3% of the gross proceeds from any common stock sold through the New Sales Agreement. Yumanity sold 216,332 shares of common stock under the New Sales Agreement during the six months ended June 30, 2022 for gross proceeds of $0.4 million and for aggregate net proceeds to Yumanity of approximately $0.4 million, after deducting sales commissions. As of June 30, 2022, $59.6 million of common stock remained available for future issuance under the New Sales Agreement, although these amounts may be limited as Yumanity will be subject to the general instructions of Form S-3 known as the “baby shelf rules.” Under these instructions, the amount of funds Yumanity can raise through primary public offerings of securities in any twelve-month period using its registration statement on Form S-3 is limited to one-third of the aggregate market value of the shares of Yumanity’s common stock held by non-affiliates of the company. Therefore, Yumanity will be limited in the amount of proceeds it is able to raise by selling shares of its common stock using its Form S-3 until such time as its public float exceeds $75 million.
Financial Operations Overview
Revenue
To date, Yumanity has not generated any revenue from product sales and does not expect to generate any revenue from the sale of products for the foreseeable future. If Yumanity’s development efforts for product candidates are successful and result in regulatory approval or licenses with third parties, Yumanity may generate revenue in the future from product sales, milestone payments under its existing collaboration agreement or payments from other license agreements that it may enter into with third parties.
In June 2020, Yumanity entered into a research collaboration and license agreement (the “Collaboration Agreement”) with Merck Sharp & Dohme Corp. (“Merck”), focused on accelerating the development of new treatments for neurodegenerative diseases. Under the terms of the Collaboration Agreement, Merck will gain exclusive rights to two novel pipeline programs for the treatment of ALS and FTLD. Yumanity and Merck will collaborate to advance the two preclinical programs during the research term, after which Merck has the right to continue clinical development and commercialization. Under the Collaboration Agreement, Yumanity received an upfront payment totaling $15.0 million and is eligible to receive future milestone payments of up to $530.0 million associated with the successful research, development and sales of marketed products for pipeline programs, of which $5.0 million was paid to Yumanity in February 2022 as discussed below, as well as royalties on net sales. Yumanity will perform certain research and development activities over the research term pursuant to the Collaboration Agreement and will participate on a Joint Steering Committee to oversee research and development activities.
On December 17, 2021, Merck notified Yumanity that the first data package that it submitted for one program had met the requirements to progress to the next stage of the research collaboration. Achievement of this milestone triggered a $5.0 million milestone payment from Merck, which was received in February 2022. Yumanity cannot provide assurance as to the timing of future milestones or royalty payments or that it will receive any of the future payments at all.
Yumanity will record revenue over the research term as it satisfies its performance obligations under the Collaboration Agreement. Accordingly, the $15.0 million upfront payment has been recognized and the $5.0 million milestone payment is being recognized as revenue using the cost-to-cost method, which Yumanity believes best depicts the transfer of control to the customer. Under the cost-to-cost method, the extent of progress towards completion is measured based on the ratio of actual costs incurred to the total estimated costs expected upon satisfying the identified performance obligation. Yumanity recorded $2.7 million and $5.6 million of collaboration revenue during the six months ended June 30, 2022 and 2021, respectively, and deferred revenue totals $2.4 million at June 30, 2022 related to the Collaboration Agreement.
Operating Expenses
Research and Development
Research and development expenses consist primarily of costs incurred in connection with the discovery, preclinical and clinical development and manufacture of Yumanity’s product candidates, and include:
•	salaries, benefits, stock/equity-based compensation, consultants and other related costs for individuals involved in research and development activities;
•	external research and development expenses incurred under agreements with contract research organizations (“CROs”), investigative sites and other scientific development services;
•	costs incurred under agreements with contract development and manufacturing organizations (“CDMOs”) for developing and manufacturing material for preclinical studies and clinical trials;
•	licensing agreements and associated milestones;
•	costs related to compliance with regulatory requirements;
•	lab supplies and other lab related expenses; and
•	facilities, depreciation and other allocated expenses, which include direct and allocated expenses for rent, insurance and other operating costs.
Yumanity expenses research and development costs as incurred and recognizes external development costs based on an evaluation of the progress to completion of specific tasks using information provided to it by its service providers. This process involves reviewing open contracts and purchase orders, communicating with Yumanity’s personnel to identify services that have been performed on its behalf, and estimating the level of service performed and the associated cost incurred for the service when it has not yet been invoiced or otherwise notified of actual costs. Nonrefundable advance payments for goods and services to be received in the future for use in research and development activities are deferred and capitalized in prepaid expenses and other current assets. The capitalized amounts are expensed as the related goods are delivered or the services are performed. Upfront payments, milestone payments and annual maintenance fees under license agreements are expensed in the period in which they are incurred.
Yumanity’s external direct research and development expenses are tracked by product candidate and consist primarily of costs that include fees and other expenses paid to outside consultants, CROs, CDMOs and research laboratories in connection with its preclinical development, process development, manufacturing and clinical development activities. Yumanity’s direct research and development expenses by product candidate also include fees incurred under third-party license agreements. Yumanity does not allocate employee costs and costs associated with its platform technology, early stage discovery efforts, laboratory supplies and facilities, including depreciation or other indirect costs, to specific product candidates because these costs are deployed across multiple programs and its platform and, as such, are not separately classified.
Research and development activities are central to Yumanity’s business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. Yumanity cannot accurately project total program-specific expenses through commercialization. There are numerous factors associated with the successful commercialization of product candidates including future trial design and various regulatory requirements, many of which cannot yet be determined with accuracy based on Yumanity’s stage of development. Additionally, future commercial and regulatory factors beyond Yumanity’s control will impact its clinical development program and plans. The successful development and commercialization of YTX-7739 and any other product candidates Yumanity may develop in the future is highly uncertain. At this time, Yumanity cannot reasonably estimate or know the nature, timing and costs of the efforts that will be necessary to complete the preclinical and clinical development of any of its product candidates. This is due to the numerous risks and uncertainties associated with product development and commercialization, including the following:
•	the partial clinical hold that has been placed on Yumanity’s investigational new drug (“IND”) application for YTX-7739 by the FDA;
•	the timing and progress of preclinical and clinical development activities;
•	the number and scope of preclinical and clinical programs Yumanity decides to pursue;
•	the ability to maintain current research and development programs and to establish new ones;
•	establishing an appropriate safety profile with IND-enabling or foreign equivalent studies;
•	successful patient enrollment in, and the initiation and completion of, clinical trials;
•	the successful completion of clinical trials with safety, tolerability and efficacy profiles that are satisfactory to the FDA or any comparable foreign regulatory authority;
•	the receipt of regulatory approvals from applicable regulatory authorities;
•	the timing, receipt and terms of any marketing approvals from applicable regulatory authorities;
•	its ability to establish new licensing or collaboration arrangements;
•	the performance of its future collaborators, if any;
•	establishing commercial manufacturing capabilities or making arrangements with third-party manufacturers;
•	development and timely delivery of commercial-grade drug formulations that can be used in its planned clinical trials and for commercial launch;
•	obtaining, maintaining, defending and enforcing patent claims and other intellectual property rights;
•	launching commercial sales of product candidates, if approved, whether alone or in collaboration with others; and
•	maintaining a continued acceptable safety profile of the product candidates following approval.
Any changes in the outcome of any of these variables with respect to the development of Yumanity’s product candidates in preclinical and clinical development could mean a significant change in the costs and timing associated with the development of these product candidates. For example, if the FDA or another regulatory authority were to delay Yumanity’s planned start of clinical trials or require Yumanity to conduct clinical trials or other testing beyond those that it currently expects, or if Yumanity experiences significant delays in enrollment in any of its planned clinical trials, Yumanity could be required to expend significant additional financial resources and time to complete clinical development of that product candidate. As a result, Yumanity expects research and development costs to continue to decrease for the foreseeable future since it has paused the development of YTX-7739 and any other product candidates it may develop in the future. Yumanity may never obtain regulatory approval for any of its product candidates. Drug commercialization will take several years and millions of dollars in development costs.

General and Administrative
General and administrative expenses consist primarily of personnel-related expenses, including salaries, benefits, and stock/equity-based compensation expenses for personnel in executive, finance, accounting, human resources and other administrative functions. Other significant general and administrative expenses include legal fees relating to patent, intellectual property and corporate matters, and fees paid for accounting, audit, consulting and other professional services, as well as facilities, and other allocated expenses, which include direct and allocated expenses for rent, insurance and other operating costs.
Yumanity anticipates that its general and administrative expenses will increase in the near future in connection with the proposed Merger with Kineta and proposed Asset Sale with Janssen. These increases will likely include legal fees and fees to outside consultants, among other expenses.
Other Income (Expense)
Interest Expense
Interest expense consists of interest charged on outstanding borrowings associated with Yumanity’s loan and security agreements, as well as amortization of debt issuance costs and accretion of a final payment payable upon the maturity or the repayment in full of all obligations under such loans. Interest expense also consists of interest related to finance leases and short-term borrowings.
Interest Income and Other Income (Expense), Net
Interest income consists of interest earned on Yumanity’s invested cash balances. Other income (expense), net includes a gain on the extinguishment of debt upon forgiveness of the PPP Loan (as defined below). For more information regarding the PPP Loan, see the section titled “Description of Indebtedness—Paycheck Protection Program Loan” below.
Income Taxes
Prior to the Yumanity Reorganization, Holdings was treated as a partnership for federal income tax purposes and, therefore, its owners, and not Holdings, were subject to U.S. federal or state income taxation. Holdings’ directly held subsidiary was treated as a corporation for U.S. federal income tax purposes and subject to taxation in the United States. After the Yumanity Reorganization, the company and its subsidiary are both taxpaying entities. In each reporting period, Yumanity’s tax provision included the effects of consolidating its subsidiary’s results of operations. Since Yumanity’s inception, it has not recorded any income tax benefits for the net losses it incurred in each year or for its earned research and development tax credits, as it believes, based upon the weight of available evidence, that it is more likely than not that all of its net operating loss carryforwards and tax credits will not be realized. Utilization of U.S. federal and state net operating loss carryforwards and research and development tax credit carryforwards may be subject to a substantial annual limitation under Section 382 of the Internal Revenue Code of 1986 (“Section 382”), and corresponding provisions of state law, due to ownership changes that occurred previously or that could occur in the future. These ownership changes may limit the amount of carryforwards that can be utilized annually to offset future taxable income. Yumanity has not conducted a study to assess whether a change of control has occurred or whether there have been multiple changes of control since inception due to the significant complexity and cost associated with such a study. Yumanity has recorded a full valuation allowance against its net deferred tax assets at each balance sheet date.

Results of Operations
Comparison of the Three Months Ended June 30, 2022 and 2021
The following table summarizes Yumanity’s results of operations for the three months ended June 30, 2022 and 2021:
	Three Months Ended June 30,
	2022	2021	Change
	(in thousands)
Collaboration revenue	$1,657	$2,114	$(457)
Operating expenses:
Research and development	1,141	7,327	(6,186)
General and administrative	5,557	4,712	845
Impairment loss	—	—	—
Total operating expenses	6,698	12,039	(5,341)
Loss from operations	(5,041)	(9,925)	4,884
Other income (expense):
Interest expense	(7)	(463)	456
Interest income and other income (expense), net	203	(66)	269
Total other income (expense), net	196	(529)	725
Net loss	$(4,845)	$(10,454)	$5,609
Collaboration Revenue
Collaboration revenue recognized during the three months ended June 30, 2022 of $1.7 million was related to Yumanity’s Collaboration Agreement with Merck. The milestone payment of $5.0 million received in February 2022 was initially recorded as deferred revenue and is being recognized as revenue under the cost-to-cost method as research and development is being performed.
Research and Development Expenses
	Three Months Ended June 30,
	2022	2021	Change
	(in thousands)
Direct research and development expenses by program:
YTX-7739	$231	$2,397	(2,166)
YTX-9184	38	642	(604)
Platform, research and discovery, and unallocated expenses:
Platform and other early stage research external costs	19	731	(712)
Personnel related (including equity-based compensation)	387	2,126	(1,739)
Facility related and other	466	1,431	(965)
Total research and development expenses	$1,141	$7,327	$(6,186)
Research and development expenses were $1.1 million for the three months ended June 30, 2022, a decrease of $6.2 million from $7.3 million for the three months ended June 30, 2021. Direct expenses of Yumanity’s YTX-7739 program decreased by $2.2 million during the three months ended June 30, 2022 compared to the three months ended June 30, 2021. Overall costs of the YTX-7739 clinical programs declined sharply as a result of Yumanity’s pause in early 2022 of previously planned clinical studies while the partial clinical hold is pending with the FDA. Direct expenses of Yumanity’s YTX-9184 program decreased by $0.6 million from $0.6 million for the three months ended June 30, 2021 to less than $0.1 million for the three months ended June 30, 2022. The change was primarily due to the decision in late 2021 not to pursue near-term clinical studies of YTX-9184. Platform and other early-stage research external costs decreased by $0.7 million from $0.7 million in the three months ended June 30, 2021 to less than $0.1 million in the three months ended June 30, 2022. This change was primarily due to decreased laboratory activities in the three months ended June 30, 2022 after Yumanity announced a restructuring that eliminated approximately 60% of its workforce. That restructuring also impacted personnel related costs which decreased by $1.7 million to $0.4 million in the three months ended June 30, 2022. Facility related and other costs decreased $1.0 million, mostly due to the amendment in February 2022 of Yumanity’s headquarters lease which reduced lease expense by approximately 80%. The decrease was also partially due to the change in the proportion of research and development personnel that made up total personnel, resulting in a decreased allocation of facility related costs.
General and Administrative Expenses
	Three Months Ended June 30,
	2022	2021	Change
	(in thousands)
Personnel related (including equity-based compensation)	$1,962	$2,138	(176)
Professional and consultant fees	2,584	1,403	1,181
Facility related and other	1,011	1,171	(160)
Total general and administrative expenses	$5,557	$4,712	$845
General and administrative expenses were $5.6 million for the three months ended June 30, 2022, an increase of $0.8 million from $4.7 million for the three months ended June 30, 2021. The decrease of $0.2 million in personnel related costs was primarily due to the restructuring announced in February 2022. Personnel-related costs for each of the three months ended June 30, 2022 and 2021 included stock/equity-based compensation of $1.0 million and $0.9 million, respectively. Professional and consultant fees increased by $1.2 million primarily due to higher legal and investment banking fees incurred to put in place the Merger Agreement with Kineta and the Asset Purchase Agreement with Janssen. Facility and other related costs decreased by $0.2 million primarily due to the change in the proportion of general and administrative personnel that made up total personnel, resulting in an increased allocation of facility related costs.
Other Income (Expense)
Other income (expense) changed by $0.7 million to net other income of $0.2 million for the three months ended June 30, 2022 from net other expense of $0.5 million for the three months ended June 30, 2021, primarily due to reduction of interest expense by $0.5 million due to the extinguishment of the Term Loan (as defined below) in February 2022.
Comparison of the Six Months Ended June 30, 2022 and 2021
The following table summarizes Yumanity’s results of operations for the six months ended June 30, 2022 and 2021:
	Six Months Ended June 30,
	2022	2021	Change
	(in thousands)
Collaboration revenue	$2,679	$5,646	$(2,967)
Operating expenses:
Research and development	6,037	14,106	(8,069)
General and administrative	10,382	10,764	(382)
Impairment loss	3,901	—	3,901
Total operating expenses	20,320	24,870	(4,550)
Loss from operations	(17,641)	(19,224)	1,583
Other income (expense):
Interest expense	(217)	(951)	734
Interest income and other income (expense), net	(168)	(95)	(73)
Loss on debt extinguishment	(200)	1,134	(1,334)
Total other income (expense), net	(585)	88	(673)
Net loss	$(18,226)	$(19,136)	$910

Collaboration Revenue
Collaboration revenue recognized during the six months ended June 30, 2022 of $2.7 million was related to Yumanity’s Collaboration Agreement with Merck. The milestone payment of $5.0 million received in February 2022 was initially recorded as deferred revenue and is being recognized as revenue under the cost-to-cost method as research and development is being performed.
Research and Development Expenses
	Six Months Ended June 30,
	2022	2021	Change
	(in thousands)
Direct research and development expenses by program:
YTX-7739	$1,965	$4,118	$(2,153)
YTX-9184	113	1,145	(1,032)
Platform, research and discovery, and unallocated expenses:
Platform and other early stage research external costs	341	1,801	(1,460)
Personnel related (including equity-based compensation)	2,049	4,154	(2,105)
Facility related and other	1,569	2,888	(1,319)
Total research and development expenses	$6,037	$14,106	$(8,069)
Research and development expenses were $6.0 million for the six months ended June 30, 2022, a decrease of $8.1 million from $14.1 million for the six months ended June 30, 2021. Direct expenses of Yumanity’s YTX-7739 program decreased by $2.2 million to $2.0 million in the six months ended June 30, 2022 from $4.1 million in the six months ended June 30, 2021. Overall costs of the YTX-7739 clinical programs declined as a result of Yumanity’s pause in early 2022 of previously planned clinical studies while the partial clinical hold is pending with the FDA. Direct expenses of Yumanity’s YTX-9184 program decreased by $1.0 million from $1.1 million for the six months ended June 30, 2021 to $0.1 million for the six months ended June 30, 2022. The change was primarily due to the decision in late 2021 not to pursue near-term clinical studies of YTX-9184. Platform and other early-stage research external costs decreased by $1.5 million from $1.8 million in the six months ended June 30, 2021 to $0.3 million in the six months ended June 30, 2022. This change was primarily due to decreased laboratory activities in the six months ended June 30, 2022 after Yumanity announced a restructuring in February 2022 that eliminated approximately 60% of its workforce. That restructuring also impacted personnel related costs which decreased by $2.1 million to $2.0 million in the six months ended June 30, 2022. Facility related and other costs decreased $1.3 million, mostly due to the amendment in February 2022 of Yumanity’s headquarters lease which reduced lease expense by approximately 80%. The decrease was also partially due to the change in the proportion of research and development personnel that made up total personnel, resulting in a decreased allocation of facility related costs.
General and Administrative Expenses
	Six Months Ended June 30,
	2022	2021	Change
	(in thousands)
Personnel related (including equity-based compensation)	$4,661	$4,407	254
Professional and consultant fees	3,399	3,488	(89)
Facility related and other	2,322	2,869	(547)
Total general and administrative expenses	$10,382	$10,764	$(382)
General and administrative expenses were $10.4 million for the six months ended June 30, 2022, a decrease of $0.4 million from $10.8 million for the six months ended June 30, 2021. The increase of $0.3 million in personnel related costs was primarily due to a restructuring charge of $0.9 million during the six months ended June 30, 2022. Personnel-related costs for each of the six months ended June 30, 2022 and 2021 included stock/equity-based compensation of $2.1 million and $1.9 million, respectively. Professional and consultant fees decreased by less than $0.1 million, as the higher audit expenses and legal fees in the six months ended June 30, 2021 as Yumanity transitioned to operating as a public company after the Proteostasis Merger were similar to the higher legal and investment banking fees incurred to put in place the Merger Agreement with Kineta and the Asset Purchase Agreement with Janssen. Facility and other related costs decreased by $0.6 million, primarily due to the amendment in February 2022 of Yumanity’s headquarters lease which reduced lease expense by approximately 80%.
Other Income (Expense)
Other income (expense) changed by $0.7 million to net other expense of $0.6 million for the six months ended June 30, 2022 from net other income of less than $0.1 million for the six months ended June 30, 2021, primarily due to the $1.1 million gain on extinguishment of the PPP Loan (as defined below) recorded in the period ended March 31, 2021 compared with a $0.2 million loss on extinguishment of Yumanity’s long-term debt during the period ended June 30, 2022.
Comparison of the Years Ended December 31, 2021 and 2020
The following table summarizes Yumanity’s results of operations for the years ended December 31, 2021 and 2020:
	Years Ended December 31,
	2021	2020	Change
	(in thousands)
Collaboration revenue	$8,044	$6,896	$1,148
Operating expenses:
Research and development	26,410	22,310	4,100
General and administrative	20,379	11,881	8,498
In-process research and development assets acquired	—	28,336	(28,336)
Total operating expenses	46,789	62,527	(15,738)
Loss from operations	(38,745)	(55,631)	16,886
Other income (expense):
Change in fair value of preferred unit warrant liability	—	72	(72)
Interest expense	(1,817)	(1,900)	83
Interest income and other income (expense), net	(75)	(28)	(47)
Gain on debt extinguishment	1,134	—	1,134
Total other income (expense), net	(758)	(1,856)	1,098
Net loss	$(39,503)	$(57,487)	$17,984
Collaboration Revenue
Collaboration revenue recognized during the year ended December 31, 2021 of $8.0 million was related to Yumanity’s Collaboration Agreement with Merck. The upfront payment of $15.0 million received in July 2020 was initially recorded as deferred revenue and is being recognized as revenue under the cost-to-cost method as research and development is being performed. As of December 31, 2021, substantially all of the initial $15.0 million upfront payment has been recognized as revenue. Yumanity expects to recognize this remaining deferred revenue of $.1 million and amounts deferred at December 31, 2021 totaling $5 million, as revenue in 2022 as research and development services are provided.
Research and Development Expenses
	Year Ended December 31,
	2021	2020	Change
	(in thousands)
Direct research and development expenses by program:
YTX-7739	$8,230	$5,449	2,781
YTX-9184	1,873	1,826	47

	Year Ended December 31,
	2021	2020	Change
	(in thousands)
Platform, research and discovery, and unallocated expenses:
Platform and other early stage research external costs	3,045	2,478	567
Personnel related (including stock/equity-based compensation)	7,825	7,293	532
Facility related and other	5,437	5,264	173
Total research and development expenses	$26,410	$22,310	$4,100
Research and development expenses were $26.4 million for the year ended December 31, 2021, an increase of $4.1 million from $22.3 million for the year ended December 31, 2020. Direct expenses of Yumanity’s YTX-7739 program increased by $2.8 million in the year ended December 31, 2021, compared to the year ended December 31, 2020. The change was due primarily to an increase in clinical and consultant costs as YTX-7739 progressed from a SAD study in 2020 to MAD clinical studies starting in the first quarter of 2021. Direct expenses of Yumanity’s YTX-9184 program in 2021 increased by less than $0.1 million primarily due to preclinical and manufacturing costs. Platform and other early stage research external costs increased by $0.6 million due to the resumption of a more normal level of spend after the second quarter of 2020 saw decreased laboratory activities as a result of COVID-19 and the move to new office and laboratory space. Personnel related costs increased by $0.5 million primarily due to the impact of a $0.5 million R&D tax credit that was recorded as a reduction of personnel expense in the third quarter of 2020.
General and Administrative Expenses
	Year Ended December 31,
	2021	2020	Change
	(in thousands)
Personnel related (including equity-based compensation)	$8,765	$5,837	$2,928
Professional and consultant fees	6,307	5,090	1,217
Facility related and other	5,307	954	4,353
Total general and administrative expenses	$20,379	$11,881	$8,498
General and administrative expenses were $20.4 million for the year ended December 31, 2021, an increase of $8.5 million from $11.9 million for the year ended December 31, 2020. The increase of $2.9 million in personnel related costs was primarily due to $2.3 million in stock/equity-based compensation and $0.7 million due to additional hiring in the general and administrative function. Personnel-related costs for each of the years ended December 31, 2021 and 2020 included stock/equity-based compensation of $3.9 million and $1.6 million, respectively. Professional and consultant fees increased by $1.2 million primarily due to higher audit expenses and legal and Board fees related to operating as a public company. Facility and other related costs increased by $4.4 million primarily due to incremental public company insurance premiums of $2.1 million and $1.4 million of lease expense in excess of sublease income.
In-Process Research and Development Assets Acquired
In connection with the Proteostasis Merger, Yumanity recognized a charge of $28.3 million of acquired in-process research and development expenses for assets with no alternative use for the year ended December 31, 2020.
Other Income (Expense)
Other income (expense) net increased by $1.1 million resulting primarily from a $1.1 million gain on the extinguishment of debt upon forgiveness of the PPP loan (see Paycheck Protection Loan section of the Description of Indebtedness below). This loan was obtained in April 2020, prior to entering into the Proteostasis Merger Agreement in August 2020.
Interest income and other income (expense) remained relatively flat from the year ended December 31, 2021 to the year ended December 31, 2020.

Liquidity and Capital Resources
Sources of Liquidity
Since Yumanity’s inception, it has not generated revenue from product sales and has incurred significant operating losses and negative cash flows from its operations. Yumanity has funded its operations to date primarily with proceeds from sales of preferred units and an upfront payment from its Collaboration Agreement with Merck received in July 2020. In December 2020, Yumanity completed the Proteostasis Merger and acquired its $35.9 million of cash, cash equivalents and restricted cash. Immediately following the Proteostasis Merger, Yumanity also completed a private placement of an aggregate of 1,460,861 shares of its common stock and received net proceeds of approximately $31.6 million. Yumanity has also funded operations using borrowings under loan and security agreements.
As of the issuance date of the condensed consolidated financial statements for the quarter ended June 30, 2022, Yumanity expects that, absent either of the Transactions, its existing cash, cash equivalents and marketable securities will enable it to fund its operating expenses early into the first quarter of 2023. Yumanity expects to continue to generate operating losses for the foreseeable future, although at reduced expected levels as a result of restructuring actions taken in the six months ended June 30, 2022. These conditions give rise to substantial doubt over Yumanity’s ability to continue as a going concern.
Cash Flows
Comparison of the Six Months Ended June 30, 2022 and 2021
The following table summarizes Yumanity’s sources and uses of cash for the six months ended June 30, 2022 and 2021:
	Six Months Ended June 30,
	2022	2021
	(in thousands)
Cash used in operating activities	$(13,118)	$(31,903)
Cash provided by (used in) investing activities	1,610	(3,884)
Cash provided by (used in) financing activities	(11,798)	1,159
Net decrease in cash, cash equivalents, and restricted cash	$(23,306)	$(34,628)
Net Cash Used in Operating Activities
During the six months ended June 30, 2022, operating activities used $13.1 million of cash, resulting from Yumanity’s net loss of $18.2 million, primarily due to net cash changes in its working capital of $3.4 million offset by the add back of non-cash charges of $8.5 million, which included $2.0 million of non-cash lease expense, $3.9 million of loss on extinguishment of a lease, and $2.3 million of stock/equity-based compensation expense. Net cash provided by changes in Yumanity’s operating assets and liabilities for the six months ended June 30, 2022 consisted of a $2.1 million decrease in operating lease liabilities (see Note 10 to the financial statements) and a $2.7 million decrease in deferred revenue due to the recognition of revenue related to the Collaboration Agreement (see Note 4 to the financial statements). Additionally, there was a $3.3 million decrease in accounts payable and accrued expenses and other current liabilities, primarily due to payment of $1.5 million of 2021 performance bonuses.
During the six months ended June 30, 2021, operating activities used $31.9 million of cash, resulting from Yumanity’s net loss of $19.1 million, primarily due to net cash changes in its operating assets and liabilities of $17.6 million offset by the add back of non-cash charges of $4.8 million, which included $2.5 million of non-cash lease expense and $2.7 million of stock/equity-based compensation expense. Net cash provided by changes in Yumanity’s operating assets and liabilities for the six months ended June 30, 2021 consisted of a $5.6 million decrease in deferred revenue due to the recognition of revenue related to the Collaboration Agreement (see Note 4 to the financial statements). Additionally, there was a $9.6 million decrease in accounts payable and accrued expenses and other current liabilities, primarily due to $5.7 million that was paid to settle severance and other obligations resulting from the Proteostasis Merger, as well as payment of $1.7 million of 2020 performance bonuses offset by 2021 bonus expense accrued, and $1.7 million of banking commissions paid related to a private placement that closed in the fourth quarter of 2020. There was also a decrease of $2.2 million in operating lease liabilities resulting from lease payments.

Changes in accounts payable, accrued expenses and prepaid expenses in all periods were generally due to changes in Yumanity’s business and the timing of vendor invoicing and payments.
Net Cash (Used in)/Provided by Investing Activities
During the six months ended June 30, 2022, net cash provided by investing activities was $1.6 million, primarily related to the maturity of $1.4 million of marketable debt securities.
During the six months ended June 30, 2021, net cash used in investing activities was $3.9 million, primarily related to $3.8 million for net purchases of marketable debt securities and by $0.1 million of purchases of property and equipment.
Net Cash Provided by Financing Activities
Net cash used in financing activities for the six months ended June 30, 2022 was $11.8 million, consisting primarily of $12.7 million of payments of debt principal, offset by $1.7 million of net proceeds from short-term borrowings that financed payments of Yumanity’s directors’ and officer’s insurance premiums as well as by $0.4 million in proceeds from the ATM program.
Net cash provided by financing activities for the six months ended June 30, 2021 was $1.2 million, consisting primarily of $1.3 in proceeds from the ATM program, offset by payments of debt issuance costs of $0.1 million and payments of finance lease obligations of $0.1 million.
Comparison of the Years Ended December 31, 2021 and 2020
The following table summarizes Yumanity’s sources and uses of cash for the years ended December 31, 2021 and 2020:
	Year Ended December 31,
	2021	2020
	(in thousands)
Cash used in operating activities	$(48,915)	$(17,938)
Cash provided by investing activities	3,093	31,041
Cash (used in) provided by financing activities	(1,033)	55,536
Net (decrease) increase in cash, cash equivalents, and restricted cash	$(46,855)	$68,639
Net Cash Used in Operating Activities
During the year ended December 31, 2021, net cash used in operating activities was $48.9 million, resulting from Yumanity’s net loss of $39.5 million, as well as by net cash used by changes in Yumanity’s operating assets and liabilities of $20.0 million and partially offset by non-cash charges of $10.6 million, which includes $5.1 million of non-cash lease expense and $5.3 million of stock/equity-based compensation expense. Net cash provided by changes in Yumanity’s operating assets and liabilities for the year ended December 31, 2021 consisted of decreases of $8.5 million in accounts payable and accrued expenses and other current liabilities, $5.0 million in accounts receivable, $4.5 million in operating lease liabilities, and $2.9 million in deferred revenue, partially offset by a $1.2 million increase in prepaid expenses and other current assets.
During the year ended December 31, 2020, net cash used in operating activities was $17.9 million, resulting from Yumanity’s net loss of $57.5 million partially, offset by net cash provided by changes in Yumanity’s operating assets and liabilities of $5.2 million and non-cash charges of $34.3 million, including the non-cash charge of $28.3 million for in-process research and development acquired as well as $2.5 million of non-cash lease expense and $2.3 million of stock/equity-based compensation expense. Net cash provided by changes in Yumanity’s operating assets and liabilities for the year ended December 31, 2020 consisted of an $8.1 million increase in deferred revenue and a $0.6 million increase in accounts payable and accrued expenses and other current liabilities, partially offset by a $1.7 million decrease in operating lease liabilities and a $1.5 million increase in prepaid expenses and other current assets.
Changes in accounts payable, accrued expenses and prepaid expenses in all periods were generally due to growth in Yumanity’s business and the timing of vendor invoicing and payments.

Net Cash Provided by Investing Activities
During the year ended December 31, 2021, net cash provided by investing activities was $3.1 million, primarily related to $3.1 million for net purchases of marketable securities.
During the year ended December 31, 2020, net cash provided by investing activities was $31.0 million, primarily related to $35.9 million of cash and restricted cash acquired from the Proteostasis Merger, partially offset by the net cash used of $3.1 million for net purchases of marketable securities and $1.5 million of transaction costs paid associated with the Proteostasis Merger.
Net Cash Provided by Financing Activities
Net cash used in financing activities for the year ended December 31, 2021 was $1.0 million, consisting primarily of payments of debt principal of $2.3 million and finance lease obligations of $0.3 million, offset by $1.4 million of net proceeds from the ATM offering.
Net cash provided by financing activities for the year ended December 31, 2020 was $55.5 million, consisting primarily of net proceeds from the sale of common stock of $33.6 million, net proceeds from the issuance of Class C preferred units of $21.2 million and proceeds from a government loan (Paycheck Protection Program (“PPP”) loan) of $1.1 million, partially offset by payments of finance lease obligations of $0.3 million.
Description of Indebtedness
Loan and Security Agreement
Yumanity entered into a loan and security agreement with Hercules Capital, Inc. (the “Lender”) in December 2019 (the “Term Loan”), pursuant to which it had $12.7 million in outstanding principal borrowings as of December 31, 2021. On February 25, 2022, Yumanity repaid to the Lender a payoff amount of $12.8 million and terminated the Term Loan, provided that it continues to be bound by certain indemnification obligations under Section 6.3 of the Term Loan. The payoff amount included payment of approximately $0.9 million consisting of the end of term cost, as well as an interest/non-use fee of less than $0.1 million.
In April 2020, the Term Loan was amended to permit indebtedness consisting of a loan under the PPP of the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), provided that such loan shall be unsecured, shall not contain any terms or conditions that are adverse to the lender’s rights under the loan and that Yumanity will not prepay such loan. In June 2020, the Term Loan was amended and an end of term cost of $0.3 million became due upon repayment of the loan.
On December 22, 2020, Yumanity entered into an Unconditional Secured Guaranty and Pledge Agreement (the “Guaranty”) with the Lender as a condition to the Lender’s consent to the Proteostasis Merger under the Term Loan between Yumanity as borrower and the Lender. Immediately prior to the Proteostasis Merger, Yumanity entered into a Fourth Amendment and Consent to Loan and Security Agreement dated as of December 22, 2020 with the Lender (the “Loan Amendment”). The Guaranty provides for Yumanity’s guaranty of its obligations under the Term Loan and provides the Lender a security interest in all of its assets other than intellectual property as collateral. The Loan Amendment provides for the Lender’s consent to the Proteostasis Merger and to the creation and funding of a Silicon Valley Bank Paycheck Protection Program escrow account to hold funds in connection with Yumanity’s outstanding Paycheck Protection Program loan amounts for which Yumanity has submitted a forgiveness application. The Loan Amendment also amends the definition of “Change in Control” to include the situations in which Yumanity no longer controls Yumanity, Inc., its wholly-owned subsidiary. The remaining terms and conditions of the Term Loan generally continue in the form existing prior to the Loan Amendment.
On March 29, 2021, the Term Loan was amended again to allow for the creation of a new foreign subsidiary, as well as changing certain covenants related to the financial operations of said subsidiary. The subsidiary was formed on April 23, 2021.
On April 13, 2021, the Term Loan was amended to reduce the end of term cost from $0.3 million to $0.1 million and to extend the availability of Tranche 2 from March 31, 2021 to June 30, 2021.
Borrowings under the Term Loan were collateralized by substantially all of Yumanity’s personal property, other than its intellectual property. There were no financial covenants associated with the Term Loan; however, Yumanity is subject to certain affirmative and negative covenants restricting its activities, including limitations on dispositions, mergers or acquisitions; encumbering its intellectual property; incurring indebtedness or liens; paying dividends; making certain investments; and engaging in certain other business transactions. The obligations under the Term Loan are subject to acceleration upon the occurrence of specified events of default, including a material adverse change to Yumanity’s business, operations or financial or other condition. Upon the occurrence of an event of default and until such event of default is no longer continuing, the annual interest rate will be 5.0% above the otherwise applicable rate.
Paycheck Protection Program Loan
In April 2020, prior to entering into the Proteostasis Merger Agreement in August 2020, Yumanity issued a promissory note to Silicon Valley Bank, pursuant to which it received loan proceeds of $1.1 million (the “PPP Loan”), provided under the PPP established under the CARES Act and guaranteed by the U.S. Small Business Administration. The PPP Loan was unsecured, was scheduled to mature on April 24, 2022, and had a fixed interest rate of 1.0% per annum. Equal monthly payments of principal and interest were to begin commencing in August 2021 until the maturity date. Interest would have accrued on the unpaid principal balance from the inception date of the PPP loan. Forgiveness of the PPP Loan was only available for principal that is used for the limited purposes that expressly qualify for forgiveness under U.S. Small Business Administration requirements. On April 3, 2021, Yumanity was notified by Silicon Valley Bank that its forgiveness application was accepted by the Small Business Association as of March 30, 2021. Accordingly, Yumanity has recognized $1.1 million in income for debt extinguishment as of June 30, 2021.
Funding requirements
Yumanity expects to continue to incur significant expenses in connection with its ongoing activities, particularly as it explores its strategic alternatives and operates as a public company.
Yumanity’s future funding requirements, both near- and long-term, will depend on many factors, including, but not limited to:
•	professional services and other fees associated with exploring its strategic alternatives;
•	the initiation, progress, timing, costs and results of clinical trials for Yumanity’s product candidates;
•	the outcome, timing and cost of the regulatory approval process for Yumanity’s product candidates by the FDA;
•	the cost of filing, prosecuting, defending and enforcing Yumanity’s patent claims and other intellectual property rights;
•	the cost of defending intellectual property disputes, including patent infringement actions brought by third parties against Yumanity;
•	the costs of operating as a public company; and
•	the extent to which Yumanity in-licenses or acquires other products, product candidates or technologies.
On June 5, 2022, Yumanity announced the Merger Agreement with Kineta and Asset Purchase Agreement with Janssen. Yumanity believes that, absent either of the Transactions, its cash and cash equivalents will be sufficient to fund its operations early into the first quarter of 2023. If neither of the Transactions close, and Yumanity cannot obtain necessary funding from other sources, it will need to eliminate research and development programs and take other measures, including initiating steps to cease operations. If Yumanity cannot raise adequate financing, its business, financial condition and results of operations could be materially adversely affected.
Critical Accounting Policies and Estimates
Yumanity’s consolidated financial statements are prepared in accordance with GAAP. The preparation of Yumanity’s consolidated financial statements and related disclosures requires Yumanity to make judgments and estimates that affect the reported amounts of assets, liabilities, costs and expenses, and the disclosure of contingent assets and liabilities in Yumanity’s financial statements. Yumanity bases its estimates on historical experience, known trends and events and various other factors that Yumanity believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Yumanity evaluates its estimates and assumptions on an ongoing basis. Yumanity’s actual results may differ from these estimates under different assumptions or conditions.

While Yumanity’s accounting policies are described in more detail in Note 2 to Yumanity’s consolidated financial statements, Yumanity believes that the following accounting policies require the most significant judgments and estimates used in the preparation of Yumanity’s financial statements.
Revenue Recognition
Yumanity account for its one collaboration arrangement, entered into in June 2020, under Accounting Standards Codification Topic 606, Revenue From Contracts With Customers (“ASC 606”). Under ASC 606, an entity recognizes revenue when its customer obtains control of promised goods or services in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements within the scope of ASC 606, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration, if any; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. We only apply the five-step model to contracts when it is probable that we will collect the consideration to which it is entitled in exchange for the goods or services it transfers to the customer.
Yumanity assesses the goods or services promised within each contract and determines those that are performance obligations. Arrangements that include rights to additional goods or services that are exercisable at a customer’s discretion are generally considered options. Yumanity assesses if these options provide a material right to the customer and if so, they are considered performance obligations. The identification of material rights requires judgments related to the determination of the value of the underlying license relative to the option exercise price, including assumptions about technical feasibility and the probability of developing a candidate that would be subject to the option rights. The exercise of a material right is accounted for as a contract modification for accounting purposes.
Yumanity assesses whether each promised good or service is distinct for the purpose of identifying the performance obligations in the contract. This assessment involves subjective determinations and requires management to make judgments about the individual promised goods or services and whether such are separable from the other aspects of the contractual relationship. Promised goods and services are considered distinct provided that: (i) the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (that is, the good or service is capable of being distinct) and (ii) the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (that is, the promise to transfer the good or service is distinct within the context of the contract). In assessing whether a promised good or service is distinct, Yumanity considers factors such as the research, manufacturing and commercialization capabilities of the collaboration partner and the availability of the associated expertise in the general marketplace. Yumanity also considers the intended benefit of the contract in assessing whether a promised good or service is separately identifiablefrom other promises in the contract. If a promised good or service is not distinct, an entity is required to combine that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct.
The transaction price is then determined and allocated to the identified performance obligations in proportion to their standalone selling prices (“SSP”) on a relative SSP basis. SSP is determined at contract inception and is not updated to reflect changes between contract inception and when the performance obligations are satisfied. Determining the SSP for performance obligations requires significant judgment. In developing the SSP for a performance obligation, Yumanity considers applicable market conditions and relevant entity-specific factors, including factors that were contemplated in negotiating the agreement with the customer and estimated costs. Yumanity validates the SSP for performance obligations by evaluating whether changes in the key assumptions used to determine the SSP will have a significant effect on the allocation of arrangement consideration between multiple performance obligations.
If the consideration promised in a contract includes a variable amount, Yumanity estimates the amount of consideration to which it will be entitled in exchange for transferring the promised goods or services to a customer. Yumanity determines the amount of variable consideration by using the expected value method or the most likely amount method. Yumanity includes the unconstrained amount of estimated variable consideration in the transaction price. The amount included in the transaction price is constrained to the amount for which it is probable that a significant reversal of cumulative revenue recognized will not occur. At the end of each subsequent reporting period, Yumanity re-evaluates the estimated variable consideration included in the transaction price and any related constraint, and if necessary, adjusts its estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis in the period of adjustment.

If an arrangement includes development and regulatory milestone payments, Yumanity evaluates whether the milestones are considered probable of being reached and estimates the amount to be included in the transaction price using the most likely amount method. If it is probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within our control or the licensee’s control, such as regulatory approvals, are generally not considered probable of being achieved until those approvals are received.
For arrangements with licenses of intellectual property that include sales-based royalties, including milestone payments based on the level of sales, and the license is deemed to be the predominant item to which the royalties relate, we recognize royalty revenue and sales-based milestones at the later of (i) when the related sales occur, or (ii) when the performance obligation to which the royalty has been allocated has been satisfied.
Yumanity records amounts as accounts receivable when the right to consideration is deemed unconditional. When consideration is received, or such consideration is unconditionally due, from a customer prior to transferring goods or services to the customer under the terms of a contract, a contract liability is recorded for deferred revenue.
In determining the transaction price, Yumanity adjusts consideration for the effects of the time value of money if the timing of payments provides it with a significant benefit of financing. Yumanity does not assess whether a contract has a significant financing component if the expectation at contract inception is such that the period between payment by the licensees and the transfer of the promised goods or services to the licensees will be one year or less. Yumanity then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) each performance obligation is satisfied, either at a point in time or over time, and if over time, recognition is based on the use of an output or input method.
Yumanity assessed the promised goods and services within the Collaboration Agreement with Merck to determine if they are distinct. Based on this assessment, Yumanity determined that Merck cannot benefit from the promised goods and services separately from the others as they are highly interrelated and therefore not distinct. Accordingly, the promised goods and services related to the initial upfront payment represent one combined performance obligation and the entire transaction price was allocated to that single combined performance obligation. That performance obligation is being satisfied over the research term as Yumanity performed the research and development activities through the first substantive option period and participated in a Joint Steering Committee to oversee research and development activities. Yumanity recognizes revenue using the cost-to-cost method, which it believes best depicts the transfer of control to the customer. Under the cost-to-cost method, the extent of progress towards completion is measured based on the ratio of actual costs incurred to the total estimated costs expected upon satisfying the identified performance obligation. Under this method, revenue is recorded as a percentage of the estimated transaction price based on the extent of progress towards completion. At contract inception, the potential milestone payments that Yumanity is eligible to receive were excluded from the transaction price as they were fully constrained. At the end of each reporting period, Yumanity reevaluatee the transaction price and as uncertain events are resolved or other changes in circumstances occur, and if necessary, Yumanity will adjust our estimate of the transaction price. Any additions to the transaction price would be reflected in the period as a cumulative revenue catch-up. At the inception of the arrangement, Yumanity evaluated the options held by Merck to either advance or terminate the applicable research program to determine if it provided Merck with any material rights. We concluded that the options were not issued at a significant and incremental discount, and therefore do not provide Merck with a material right. As such, these options were excluded as performance obligations and will be accounted for if and when they occur. Upon Merck electing to advance the research program into the second phase (the “Second Phase”), Yumanity assessed whether the promised goods and services for the Second Phase are distinct. Based on the facts and circumstances, Yumanity determined that the Second Phase represents a separate contract with its own performance obligation.
Yumanity assessed the Collaboration Agreement to determine whether a significant financing component exists and concluded that a significant financing component does not exist.
Research and Development
As part of the process of preparing its financial statements, Yumanity is required to estimate its accrued research and development expenses. This process involves reviewing open contracts and purchase orders, communicating with our applicable personnel to identify services that have been performed on its behalf and estimating the level of service performed and the associated cost incurred for the service when it has not yet been invoiced or otherwise notified of actual costs. The majority of Yumanity’s service providers invoice it in arrears for services performed, on a pre-determined schedule or when contractual milestones are met; however, some require advance payments.

Yumanity makes estimates of its accrued expenses as of each balance sheet date in the financial statements based on facts and circumstances known to us at that time. Yumanity periodically confirms the accuracy of these estimates with the service providers and makes adjustments, if necessary. Examples of estimated accrued research and development expenses include fees paid to:
•	vendors in connection with clinical and preclinical development activities;
•	CROs and investigative sites in connection with clinical trials; and
•	CDMOs in connection with the production of preclinical and clinical trial materials.
Yumanity bases the expense recorded related to external research and development on its estimates of the services received and efforts expended pursuant to quotes and contracts with multiple CDMOs, CROs and other vendors that supply, conduct and manage preclinical studies and clinical trials on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to its vendors will exceed the level of services provided and result in a prepayment of the expense. Payments under some of these contracts depend on factors such as the successful enrollment of patients and the completion of clinical trial milestones. In accruing service fees, Yumanity estimates the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from the estimate, Yumanity adjusts the accrual or the amount of prepaid expenses accordingly. Although Yumanity does not expect its estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in reporting amounts that are too high or too low in any particular period.
Stock/Equity-Based Compensation
Yumanity measures stock/equity-based awards based on the fair value on the date of the grant and recognizes compensation expense over the requisite service period for employees and directors and as services are delivered for non-employees, both of which are generally the vesting period of the respective award. Yumanity has issued stock/equity-based awards with only service-based and performance-based vesting conditions. Yumanity records the expense for awards with only service-based vesting conditions using the straight-line method. Yumanity records the expense for awards with both service-based and performance-based vesting conditions using the graded vesting method, commencing once achievement of the performance condition becomes probable. Prior to the Yumanity Reorganization, Holdings had granted restricted incentive units, which were accounted for as equity-classified awards. Holdings determined the fair value of restricted unit awards using the fair value of its common units less any applicable purchase price.
The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model, which used as assumption inputs: the fair value of our common stock/units, calculation of volatility of our common stock/units using historical benchmarking to peer companies, the expected term of the options, the risk-free interest rate for a period that approximates the expected term of the options and our expected dividend yield.
Recently Issued and Adopted Accounting Pronouncements
A description of recently issued accounting pronouncements that may potentially impact Yumanity’s financial position and results of operations is disclosed in Note 2 to its condensed consolidated financial statements included in this proxy statement/prospectus/information statement.

KINETA MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of Kineta’s financial condition and results of operations together with the section titled “Selected Historical and Unaudited Pro Forma Combined Financial Data—Selected Historical Financial Data of Kineta” and Kineta’s consolidated financial statements, condensed consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus/information statement. This discussion and other parts of this proxy statement/prospectus/information statement contain forward-looking statements that involve risks and uncertainties, such as Kineta’s plans, objectives, expectations, intentions and beliefs. Kineta’s actual results may differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section titled “Risk Factors—Risks Related to Kineta” included elsewhere in this proxy statement/prospectus/information statement.
Overview
Kineta is a clinical-stage biotechnology company with a mission to develop next-generation immunotherapies that transform patients’ lives. Kineta has leveraged its expertise in innate immunity to discover and develop potential first or best-in-class immunotherapies to address the major challenges with current cancer therapy.
Kineta has established its immuno-oncology focused PiiONEER Platform aimed at developing fully human antibodies to address the major mechanisms of cancer immune resistance:
•	Immuno-suppression;
•	Exhausted T cells; and
•	Lack of tumor antigens.
Utilization of the PiiONEER Platform is designed to result in novel, well-characterized innate immuno-oncology lead antibody therapeutics that can be efficiently advanced into formal investigational new drug (IND)-enabling and clinical studies.
Kineta’s pipeline of assets developed through the PiiONEER Platform includes (i) KVA12.1 (otherwise referred to in Kineta’s clinical trials as KVA12123), a monoclonal antibody (“mAb”) immunotherapy targeting VISTA (V-domain Ig suppressor of T cell activation), (ii) an anti-CD27 agonist mAb immunotherapy and (iii) an anti-CD24 antagonist mAb immunotherapy discovery program. These immunotherapies have the potential to address disease areas with unmet medical needs and significant commercial potential.
KVA12.1 is Kineta’s IND-ready lead asset that is expected to initiate Phase 1 clinical trials in the fourth quarter of 2022. KVA12.1 is expected to be a differentiated VISTA blocking immunotherapy to address the problem of immunosuppression in the tumor microenvironment. It is a fully human engineered IgG1 monoclonal antibody that was designed to bind to VISTA through a unique epitope. KVA12.1 may be an effective immunotherapy for many types of cancer, including non-small cell lung cancer (“NSCLC”), colorectal cancer (“CRC”), ovarian cancer (“OC”), renal cell carcinoma (“RCC”) and head and neck squamous cell carcinoma (“HNSCC”). These initial target indications represent a significant unmet medical need with a large worldwide commercial opportunity for KVA12.1.
Kineta has initiated IND-enabling studies on its lead anti-CD27 agonist mAb immunotherapy that was discovered utilizing the PiiONEER Platform. This clinical candidate is a fully human mAb that demonstrates low nanomolar (“nM”) binding affinity to CD27 in humans. In preclinical studies, Kineta’s lead anti-CD27 agonist mAb was observed to induce T cell proliferation and secretion of cytokines involved in T cell priming and recruitment, suggesting the ability to potentiate new anti-tumor responses. CD27 is a clinically validated target that may be an effective immunotherapy for advanced solid tumors including RCC, CRC and OC.
According to Market Data Forecast, the immuno-oncology market generated sales of approximately $99 billion in 2022 and is forecast to reach $179 billion in 2027. If Kineta successfully completes the clinical trial program for KVA12.1 and if Kineta subsequently obtains regulatory approval for KVA12.1, Kineta will focus on initial target indications in NSCLC, CRC and OC. Clinical development of KVA12.1 will be as a second-line therapy in these indications. These three cancer therapy segments represent a forecasted $48 billion market opportunity in 2027 according to GlobalData.

Kineta is a leader in the field of innate immunity and is developing potential best-in-class immunotherapies. With drug candidates expected to enter the clinic and additional immuno-oncology assets in preclinical development, Kineta believes it is positioned to achieve multiple value-driving catalysts. Kineta has assembled an experienced management team, a seasoned research and development team, an immuno-oncology focused scientific advisory board, an enabling technology platform and a leading intellectual property position to advance its pipeline of potential novel immunotherapies for cancer patients.
Since Kineta’s inception in 2007, Kineta has devoted substantially all of its resources to raising capital, licensing certain technology and intellectual property rights, identifying and developing potential product candidates, conducting research and development activities, including preclinical studies and clinical trials, organizing and staffing its operations and providing general and administrative support for these operations.
Kineta has no products approved for commercial sale and has not generated any revenue from product sales. To date, revenue has been generated from the out-licensing of certain rights to third parties, providing research services under licensing and collaboration agreements as well as revenue from government grants.
Kineta has never been profitable and has incurred operating losses in each period since inception. For the six months ended June 30, 2022 and 2021, net losses attributable to Kineta were $10.9 million and $5.8 million, respectively. For the years ended December 31, 2021 and 2020, net losses attributable to Kineta were $11.8 million and $8.1 million, respectively. As of June 30, 2022, Kineta had an accumulated deficit of $99.1 million.
Kineta expects to incur significant expenses and increasing operating losses for at least the next several years as it initiates and continues the clinical development of, and seeks regulatory approval for, its product candidates and adds personnel necessary to advance its pipeline of clinical-stage product candidates. In addition, operating as a publicly-traded company will involve the hiring of additional financial and other personnel, and the incurrence of substantial other costs associated with operating as a public company. Kineta expects that its operating losses will fluctuate significantly from quarter to quarter and year to year due to timing of clinical development programs and efforts to achieve regulatory approval.
From its inception to June 30, 2022, Kineta has raised net cash proceeds from sales and issuances of common stock and borrowings under notes payable. As of June 30, 2022, Kineta had cash of $4.5 million. Kineta’s current capital resources are not sufficient to fund its planned operations for a 12-month period without additional equity or debt investments or the Merger (as defined below), and therefore, raise substantial doubt about its ability to continue as a going concern. Kineta will continue to require substantial additional capital to continue its clinical development and potential commercialization activities. Accordingly, Kineta will need to raise substantial additional capital to continue to fund its operations. The amount and timing of its future funding requirements will depend on many factors, including the pace and results of its clinical development efforts. Failure to raise capital as and when needed, on favorable terms or at all, would have a negative impact on Kineta’s financial condition and its ability to develop its product candidates.
Recent Events
On June 5, 2022, Kineta entered into an Agreement and Plan of Merger, as may be amended from time to time (the “Merger Agreement”), with Yumanity Therapeutics, Inc. (“Yumanity”) and Yacht Merger Sub, Inc., a wholly-owned subsidiary of Yumanity (“Merger Sub”). Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, including approval of the transaction by Yumanity’s stockholders and Kineta’s shareholders, Merger Sub will be merged with and into Kineta, with Kineta surviving as a wholly-owned subsidiary of Yumanity (the “Merger”). At the closing of the Merger, each outstanding share of Kineta common stock will be converted into the right to receive a number of shares of Yumanity common stock, equal to an exchange ratio of approximately 0.65 shares of Yumanity common stock. Immediately following the Merger (and without giving effect to the Private Placement (as defined below)), it is expected that the current Kineta shareholders immediately before the Merger will own approximately 85% of the fully-diluted common stock of the combined organization, with the Yumanity stockholders as of immediately prior to the Merger holding approximately 15% of the fully-diluted common stock of the combined organization, subject to certain assumptions, but not limited to Yumanity’s net cash at the closing of the Merger being equal to $10.0 million.
In connection and concurrently with the execution of the Merger Agreement, Yumanity entered in a financing agreement to sell shares of the combined organization’s common stock in a private placement at an aggregate purchase price of approximately $30.0 million (“the “Private Placement”). The closing of the Private Placement is expected to occur immediately following and is conditioned upon the closing of the Merger.

COVID-19
While Kineta continues to monitor the impact of the COVID-19 pandemic on its business, the extent of the impact of the pandemic on its business, operations and clinical development timelines and plans remains uncertain. Clinical trial sites in many countries, including those in which Kineta operates, have incurred delays due to COVID-19. Certain of the sites in the KCP-506 Phase 1 clinical trial incurred delays due to COVID-19 that resulted in a delay in the results from that study. There continues to be a risk of additional delays to Kineta’s clinical programs.
The COVID-19 pandemic has already caused significant disruptions in the financial markets, and may continue to cause such disruptions, which could impact Kineta’s ability to raise additional funds to support its operations.
In response to the COVID-19 pandemic, Kineta has taken precautionary measures intended to help minimize the risk of exposure to the virus for its employees, including implementing policies that allow some of its employees to work remotely or on a staggered schedule and suspending most non-essential travel for its employees, none of which have had an adverse impact on Kineta’s business.
Geopolitical Developments
Geopolitical developments, such as the Russian invasion of Ukraine or deterioration in the bilateral relationship between the United States and China, may impact government spending, international trade and market stability, and cause weaker macro-economic conditions. The impact of these developments, including any resulting sanctions, export controls or other restrictive actions that may be imposed against governmental or other entities in, for example, Russia, have in the past contributed and may in the future contribute to disruption, instability and volatility in the global markets, which in turn could adversely impact Kineta’s operations and weaken its financial results. Certain political developments may also lead to uncertainty to regulations and rules that may materially affect Kineta’s business.
Financial Operations Overview
Revenues
To date, Kineta has not generated any revenue from product sales and does not expect to generate any revenue from product sales in the near future. Kineta’s revenue has been primarily derived from its collaboration, research and license agreements as well as grants awarded by government agencies.
Licensing Revenues
Kineta’s license agreements may include the transfer of intellectual property rights in the form of licenses, promises to provide research and development services and promises to participate on certain development committees with the collaboration party. The terms of such agreements include payment to Kineta of one or more of the following: nonrefundable upfront fees, payment for research and development services, development, regulatory and commercial milestone payments and sales-based milestones and royalties on net sales of licensed products.
Revenue associated with nonrefundable upfront license fees where the license fees and research and development activities cannot be accounted for as separate performance obligations is deferred and recognized as revenue over the expected period of performance based on a cost-based input method. Revenue from contingent development, regulatory and commercial milestones, when not deemed probable of significant reversal of cumulative revenue, is also recognized over the performance period based on a similar method. Where Kineta has no remaining performance obligations, revenue from such milestones is recognized when the accomplishment of the milestones is deemed probable.
Kineta expects that any revenue it generates from its current collaboration, research and license agreements and any future collaboration partners will fluctuate from year to year as a result of the timing and number of milestones and other payments.
Grant Revenues
Under Kineta’s grant arrangements with government-sponsored and charitable organizations, Kineta receives payment for providing research and development services. Revenue associated with grant arrangements is based on a cost-based reimbursement model that recognizes revenue over time as it performs work under the grants and incurs qualifying research and development costs.

Kineta expects that any revenue it generates from its current grant agreements and any future grant arrangements will fluctuate from year to year as a result of the timing of the related research services and of Kineta’s ability to obtain additional grants and research services contracts.
Operating Expenses
Research and Development Expenses
Research and development expenses represent costs incurred in connection with the discovery, research, preclinical and clinical development, and manufacture of Kineta’s product candidates. Kineta recognizes all research and development costs as they are incurred. Research and development expenses consist primarily of the following:
•	salaries, bonuses, benefits, stock-based compensation, research and consulting arrangements and other related costs for individuals involved in research and development activities;
•	external research and development expenses incurred under agreements with contract research organizations, investigative sites and other scientific development services;
•	costs incurred under agreements with contracted research and manufacturing organizations for developing and manufacturing materials for preclinical studies, clinical trials and laboratory supplies;
•	licensing agreements and associated costs;
•	costs related to compliance with regulatory requirements;
•	facilities and other allocated expenses for rent and insurance; and
•
other expenses incurred to advance research and development activities including manufacturing costs associated with production, scale up, testing and optimization of methods associated with the production of materials.

The largest component of Kineta’s operating expenses has historically been its investment in research and development activities. Kineta expects its research and development expenses will increase in the future as Kineta advances its product candidates into and through clinical trials and pursues regulatory approvals, which will require a significant investment in costs of clinical trials, regulatory support and contract manufacturing. In addition, Kineta continues to evaluate opportunities to acquire or in-license other product candidates and technologies, which may result in higher research and development expenses due to license fee and/or milestone payments, as well as added clinical development costs.
As Kineta is working on multiple research and development programs at any one time, Kineta tracks its external expenses by the stage of program, clinical or preclinical. However, Kineta’s internal expenses, including unallocated costs, personnel costs and infrastructure costs, are not directly related to any one program and are deployed across multiple programs. As such, Kineta does not track internal expenses on a specific program basis.
The process of conducting clinical trials necessary to obtain regulatory approval is costly and time consuming. Kineta may never succeed in timely developing and achieving regulatory approval for its product candidates. The probability of success of Kineta’s product candidates may be affected by numerous factors, including clinical data, competition, manufacturing capability and commercial viability. As a result, Kineta is unable to determine the duration and completion costs of its development projects or when and to what extent Kineta will generate revenue from the commercialization and sale of any of its future product candidates.
General and Administrative Expenses
General and administrative expenses consist primarily of employee-related expenses, including salaries, benefits and noncash stock-based compensation for personnel in executive, finance and accounting, and other administrative functions, as well as fees paid for legal, accounting and tax services, consulting fees and facilities costs not otherwise included in research and development expenses. Legal costs include general corporate legal fees and patent costs. Kineta expects to incur additional expenses as a result of becoming a public company following completion of the Merger, including expenses related to compliance with the rules and regulations of the SEC and Nasdaq, additional insurance, investor relations and other administrative expenses and professional services.

Other (Expense) Income
Interest Expense
Interest expense consists of interest charged on outstanding borrowings associated with Kineta’s debt arrangements primarily consisting of borrowings under several notes payable agreements.
Change in Fair Value Measurement of Notes Payable
Change in fair value of notes payable relates to the remeasurement of the notes payable that Kineta elected to account for under the fair value option. Until settlement, these notes payable are remeasured at fair value at each reporting period with the changes in fair value recorded through the statement of operations.
Gain on Extinguishments of Debt
Gain on extinguishments of debt consists of the gain upon settlement of Kineta’s notes payable and other debt and in 2021 primarily relates to the gain on extinguishment upon forgiveness of Kineta PPP Loans (defined below) received under the Paycheck Protection Program (“PPP”) established under the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”). For more information regarding the Kineta PPP Loans, see the section titled “Debt Obligations—Paycheck Protection Program Loans” below.
Other (Expense) Income, Net
Other (expense) income, net consists of items that are of a non-recurring nature and primarily relate to items that are immaterial.
Net Income (Loss) Attributable to Noncontrolling Interest
Net income (loss) attributable to noncontrolling interest reflects investors’ share of net income (loss) in Kineta’s majority owned subsidiaries.
Results of Operations
Comparison of the Six Months Ended June 30, 2022 and 2021
The following table summarizes Kineta’s results of operations for the periods presented:
	Six Months Ended June 30,		Change
	2022	2021
		(in thousands)
Revenues:
Licensing revenues	$967	$4,291	$(3,324)
Grant revenues	299	639	(340)
Total revenues	1,266	4,930	(3,664)
Operating expenses:
Research and development	$7,902	$7,972	$(70)
General and administrative	3,434	2,412	1,022
Total operating expenses	11,336	10,384	952
Loss from operations	(10,070)	(5,454)	(4,616)
Other (expense) income:
Interest expense	(1,140)	(676)	(464)
Change in fair value of measurement of notes payable	(124)	(553)	429
Gain on extinguishments of debt	495	892	(397)
Other (expense) income, net	(14)	(16)	2
Total other (expense) income, net	(783)	(353)	(430)
Net loss	$(10,853)	$(5,807)	$(5,046)
Net income (loss) attributable to noncontrolling interest	1	(14)	15
Net loss attributable to Kineta, Inc.	$(10,854)	$(5,793)	$(5,061)

Revenues
Licensing revenues decreased by $3.3 million, or 77%, to $1.0 million for the six months ended June 30, 2022 from $4.3 million for the six months ended June 30, 2021, as a result of lower research and development services provided by Kineta related to the Phase 1 clinical trial under Kineta’s license agreement with Genentech during 2022.
Grant revenues decreased by $0.3 million, or 53%, to $0.3 million for the six months ended June 30, 2022 from $0.6 million for the six months ended June 30, 2021, mainly as a result of one of Kineta’s grants awarded from the National Health Institutes ending in March 2021.
Research and Development Expenses
The following table summarizes Kineta’s research and development expenses by program and category for the periods presented:
	Six Months Ended June 30,		Change
	2022	2021
	(in thousands)
Direct external program expenses:
KVA.12.1 program	$4,376	$1,266	$3,110
CD27 program	362	4	358
KCP-506 program	311	3,276	(2,965)
Other programs	178	217	(39)
Internal and unallocated expenses:
Personnel-related costs	2,055	2,571	(516)
Facilities and related costs	428	483	(55)
Other costs	192	155	37
Total research and development expenses	$7,902	$7,972	$(70)
Research and development expenses decreased by $0.1 million, or 1%, to $7.9 million for the six months ended June 30, 2022 from $8.0 million for the six months ended June 30, 2021. The decrease was primarily due to $0.5 million lower bonus costs related to management in 2022, partially offset by a $0.4 million increase in research and development activities related to Kineta’s programs, mainly driven by KVA12.1 as Kineta ramped up its activities in anticipation of initiating Phase 1 clinical trials in the fourth quarter of 2022, offset by lower research activities related to KCP-506 as the Phase 1 clinical trial approaches study completion during 2022.
General and Administrative Expenses
General and administrative expenses increased by $1.0 million, or 42%, to $3.4 million for the six months ended June 30, 2022 from $2.4 million for the six months ended June 30, 2021. The increase was primarily attributable to an increase of $0.5 million in professional services and consultant fees, primarily driven by legal costs and accounting and consulting costs as Kineta becomes a public company and an increase of $0.5 million in personnel-related costs, driven by an increase in headcount.
Interest Expense
Interest expense increased by $0.5 million, or 69%, to $1.1 million for the six months ended June 30, 2022 from $0.7 million for the six months ended June 30, 2021, as a result of the interest rate increasing from 6% to 16% for certain notes payable in the first quarter of 2022.
Change in Fair Value Measurement of Notes Payable
Change in fair value of notes payable decreased by $0.4 million, to $0.1 million loss in fair value for the six months ended June 30, 2022 from $0.6 million loss in fair value for the six months ended June 30, 2021, due to fluctuations in the fair value of Kineta’s notes payable, resulting from changes to the underlying assumptions with respect to discount rates and repayment dates.

Gain on Extinguishments of Debt
Gain on extinguishments of debt decreased by $0.4 million, to $0.5 million for the six months ended June 30, 2022 from $0.9 million for the six months ended June 30, 2021. In 2022, the gains resulted primarily from the settlement of notes payable accounted for under the fair value election. In 2021, the gain resulted from the forgiveness of one of the Kineta PPP Loans (defined below).
Comparison of the Years Ended December 31, 2021 and 2020
The following table summarizes Kineta’s results of operations for the periods presented:
	Year Ended December 31,		Change
	2021	2020
	(in thousands)
Revenues:
Licensing revenues	$7,883	$8,187	$(304)
Grant revenues	1,208	2,301	(1,093)
Total revenues	9,091	10,488	(1,397)
Operating expenses:
Research and development	$15,561	$9,215	$6,346
General and administrative	4,623	4,388	235
Total operating expenses	20,184	13,603	6,581
Loss from operations	(11,093)	(3,115)	(7,978)
Other (expense) income:
Interest expense	(1,293)	(4,960)	3,667
Change in fair value of measurement of notes payable	(1,142)	748	(1,890)
Gain on extinguishments of debt	1,719	98	1,621
Other (expense) income, net	(8)	117	(125)
Total other (expense) income, net	(724)	(3,997)	3,273
Net loss	$(11,817)	$(7,112)	$(4,705)
Net income attributable to noncontrolling interest	—	940	(940)
Net loss attributable to Kineta, Inc.	$(11,817)	$(8,052)	$(3,765)
Revenues
Licensing revenues decreased by $0.3 million, or 4%, to $7.9 million for the year ended December 31, 2021 from $8.2 million for the year ended December 31, 2020, as a result of no research services performed under Kineta’s license agreement with Pfizer in 2021 due to the termination of this agreement in September 2020, partially offset by an increase in research and development services provided by Kineta related to the Phase 1 clinical trial under Kineta’s license agreement with Genentech during 2021.
Grant revenues decreased by $1.1 million, or 48%, to $1.2 million for the year ended December 31, 2021 from $2.3 million for the year ended December 31, 2020 mainly as a result of one of Kineta’s grants awarded from the National Health Institutes ending in March 2021.

Research and Development Expenses
The following tables show Kineta’s research and development expenses by program and category for the years ended December 31, 2021 and 2020:
	Year Ended December 31,		Change
	2021	2020
	(in thousands)
Direct external program expenses:
KVA12.1 program	$3,288	$736	$2,552
CD27 program	208	—	208
KCP-506 program	5,817	2,990	2,827
Other programs	433	897	(464)
Internal and unallocated expenses:
Personnel-related costs	4,543	3,478	1,065
Facilities and related costs	972	887	85
Other costs	300	227	73
Total research and development expenses	$15,561	9,215	$6,346
Research and development expenses increased by $6.3 million, or 69%, to $15.6 million for the year ended December 31, 2021 from $9.2 million for the year ended December 31, 2020. The increase was primarily due to a $5.1 million increase in research and development activities related to Kineta’s programs, mainly driven by KVA12.1 as Kineta ramped up its activities in anticipation of initiating Phase 1 clinical trials in the fourth quarter of 2022 and continued progression of its KCP-506 Phase I clinical trial. In addition, there was a $1.1 million increase in personnel-related costs, including stock-based compensation, as Kineta grew its headcount to support its research activities.
General and Administrative Expenses
General and administrative expenses increased by $0.2 million, or 5%, to $4.6 million for the year ended December 31, 2021 from $4.4 million for the year ended December 31, 2020, primarily due to a rise in overall general and administrative costs.
Interest Expense
Interest expense decreased by $3.7 million, or 74%, to $1.3 million for the year ended December 31, 2021 from $5.0 million for the year ended December 31, 2020. The decrease was primarily due to $2.4 million related to the fair value of warrants issued in October 2020 that were recorded as additional interest expense in 2020 and $1.3 million in lower interest in 2021 as a result of Kineta refinancing certain notes payable at a lower rate in October 2020 and a lower principal balance outstanding as of December 31, 2021.
Change in Fair Value Measurement of Notes Payable
Change in fair value of notes payable was a loss of $1.1 million for the year ended December 31, 2021 and a gain of $0.7 million for the year ended December 31, 2020. These fluctuations in the fair value of Kineta’s notes payable resulted from changes to the underlying assumptions with respect to discount and interest rates and repayment dates as a result of the refinancing of certain notes payable.
Gain on Extinguishments of Debt
Gain on extinguishments of debt increased by $1.6 million, to $1.7 million for the year ended December 31, 2021 from $0.1 million for the year ended December 31, 2020 due to the forgiveness of the Kineta PPP Loans (defined below) in 2021.
Net Income Attributable to Noncontrolling Interest
Net income attributable to noncontrolling interest decreased by $1.0 million, to nil for the year ended December 31, 2021 from $1.0 million for the year ended December 31, 2020 and reflects investors’ share of net income in 2020. The decrease is as a result of the dissolution of a Kineta majority-owned entity in December 2020.

Liquidity and Capital Resources
Sources of Liquidity
Since its inception through June 30, 2022, Kineta’s operations have been financed primarily by net cash proceeds from the sale and issuance of its common stock and borrowings under notes payable. Kineta has also received upfront payments from its license agreements. As of June 30, 2022, Kineta had $4.5 million in cash and an accumulated deficit of $99.1 million. Kineta expects that its research and development and general and administrative expenses will increase, and, as a result, Kineta anticipates that it will continue to incur increasing losses for the foreseeable future. Therefore, Kineta will need to raise additional capital to fund its operations, which may be through the issuance of additional equity or through borrowings, including in connection with the Merger.
Future Funding Requirements
Kineta’s revenue to date has been primarily derived from its collaboration, research and license agreements as well as grants awarded by government agencies. Kineta, however, has not generated any revenue from product sales, and does not know when, or if, it will generate any revenue from product sales. Kineta does not expect to generate any revenue from product sales unless and until it obtains regulatory approval of and commercializes any of its product candidates. At the same time, Kineta expects its expenses to increase in connection with its ongoing development activities, particularly as Kineta continues the research, development and clinical trials of, and seeks regulatory approval for, its product candidates. In addition, subject to obtaining regulatory approval of any of its product candidates, Kineta anticipates that it will need substantial additional funding in connection with its continuing operations. Kineta plans to continue to fund its operations and capital requirements through equity and/or debt financing, but there are no assurances that it will be able to raise sufficient amounts of funding in the future on acceptable terms, or at all.
Kineta’s future funding requirements will depend on many factors, including:
•
the progress, timing, scope, results and costs of the clinical trials of VISTA and preclinical studies or clinical trials of other potential product candidates Kineta may choose to pursue in the future, including the ability to enroll patients in a timely manner for its clinical trials;

•	the costs and timing of obtaining clinical and commercial supplies and validating the commercial manufacturing process for VISTA and any other product candidates Kineta may identify and develop;
•	the cost, timing and outcomes of regulatory approvals;
•	the timing and amount of any milestone, royalty or other payments Kineta is required to make pursuant to current or any future collaboration or license agreements;
•	costs of acquiring or in-licensing other product candidates and technologies;
•	the terms and timing of establishing and maintaining collaborations, licenses and other similar arrangements;
•	the costs associated with attracting, hiring and retaining existing and additional qualified personnel as Kineta’s business grows;
•	efforts to enhance operational systems and hire additional personnel to satisfy Kineta’s obligations as a public company, including enhanced internal controls over financial reporting; and
•	the cost of preparing, filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights.
As of June 30, 2022, Kineta had cash of $4.5 million. In June 2022, Kineta entered into the Merger Agreement with Yumanity. Kineta’s current capital resources are not sufficient to fund its planned operation for a 12-month period without the Merger and related Private Placement, and therefore raises substantial doubt about Kineta’s ability to continue as a going concern.
Until Kineta can generate a sufficient amount of product revenue to finance its cash requirements, it expects to finance its future cash needs primarily through the issuance of additional equity, borrowings and strategic alliances with partner companies. To the extent that Kineta raises additional capital through the issuance of additional equity or convertible debt securities, the ownership interest of Kineta’s stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of existing stockholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting Kineta’s ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If Kineta raises additional funds through marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, Kineta may have to relinquish valuable rights to its technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to Kineta. If Kineta is unable to raise additional funds through equity or debt financings when needed, Kineta may be required to delay, limit, reduce or terminate its product development or commercialization efforts or grant rights to develop and market product candidates to third parties that Kineta would otherwise prefer to develop and market itself.
Cash Flows
The following table summarizes Kineta’s cash flows for the periods indicated:
	Year Ended December 31,		Six Months Ended June 30,
	2021	2020	2022	2021
	(in thousands)		(in thousands)
Net cash (used in) provided by:
Operating activities	$(17,853)	$2,296	$(8,452)	$(8,319)
Investing activities	—	(6)	(15)	—
Financing activities	17,527	3,987	1,791	12,390
Net change in cash and cash equivalents	$(326)	$6,277	$(6,676)	$4,071
Operating Activities
Cash used in operating activities for the six months ended June 30, 2022 was $8.5 million, consisting of a net loss of $10.9 million, partially offset by a change in other net operating assets and liabilities of $1.4 million and noncash charges of $1.0 million. Kineta’s change in net operating assets and liabilities primarily resulted from a $3.8 million increase in accounts payable and accrued expenses and other current liabilities mainly due to increased costs associated with Kineta’s KVA12.1 program and the Merger as well as the timing of payments, partially offset by a $1.1 million increase in prepaid expenses and other current assets mainly due to the capitalization of direct costs related to the expected asset acquisition of Yumanity, a $1.0 million decrease in deferred revenue mainly due to ongoing research and development services provided by Kineta related to the Phase 1 clinical trial under its license agreement with Genentech and a $0.4 million decrease in operating lease liability. The noncash charges primarily consisted of $1.0 million in stock-based compensation, $0.3 million noncash operating lease expense and $0.1 million in change in fair value measurement of notes payable, partially offset by a $0.5 million gain on debt extinguishment driven by Kineta’s settlement of notes payable accounted for under the fair value election.
Cash used in operating activities for the six months ended June 30, 2021 was $8.3 million, consisting of a net loss of $5.8 million and a change in other net operating assets and liabilities of $3.6 million, partially offset by noncash charges of $1.1 million. Kineta’s change in net operating assets and liabilities primarily resulted from a $4.3 million decrease in deferred revenue mainly due to the ramp up of research and development services provided by Kineta related to the Phase 1 clinical trial under its license agreement with Genentech and a $0.3 million decrease in operating lease liability, partially offset by a $1.2 million increase in accounts payable and accrued expenses and other current liabilities due to increase costs associated with Kineta’s KVA12.1 program and the timing of payments. The noncash charges primarily consisted of $1.1 million in stock-based compensation, $0.5 million in change in fair value measurement of notes payable driven by fluctuations in the underlying assumptions and $0.3 million noncash operating lease expense, partially offset by a $0.9 million gain on debt extinguishment related to the forgiveness of one of Kineta’s PPA Loans (defined below).
Cash used in operating activities for the year ended December 31, 2021 was $17.9 million, consisting of a net loss of $11.8 million and a change in other net operating assets and liabilities of $8.0 million, partially offset by noncash charges of $1.9 million. Kineta’s change in net operating assets and liabilities primarily resulted from a $7.9 million decrease in deferred revenue due to the ramp up of research and development services provided by Kineta related to the Phase 1 clinical trial under its license agreement with Genentech and a $0.6 million decrease in operating lease liability, partially offset by a $0.6 million increase in accounts payable and accrued expenses and other current liabilities due to the timing of payments. The noncash charges primarily consisted of $1.9 million in stock-based compensation, $1.1 million in change in fair value measurement of notes payable driven by fluctuations in the underlying assumptions and $0.6 million noncash operating lease expense, partially offset by a $1.7 million gain on debt extinguishment related to the forgiveness of Kineta’s PPA Loans (defined below).
Cash provided by operating activities for the year ended December 31, 2020 was $2.3 million, consisting of a net loss of $7.1 million, partially offset by a change in other net operating assets and liabilities of $6.0 million and noncash charges of $3.5 million. Kineta’s change in net operating assets and liabilities primarily resulted from a $4.2 million increase in deferred revenue due to the net impact of timing of payments for services offset by research and development services provided by Kineta under its license agreement with Genentech and a $3.0 million decrease in prepaid and other current assets due to the timing of a prepayable amount for research and development services to be provided by Kineta under its license agreement with Genentech, partially offset by a $0.7 million decrease in operating lease liability and a $0.6 million decrease in accounts payable and accrued expenses and other current liabilities due to the timing of payments. The noncash charges primarily consisted of $2.4 million in noncash interest expense related to the issuance of warrants with the refinancing of certain notes payable in October 2020, $1.1 million in stock-based compensation and $0.7 million noncash operating lease expense, partially offset by a $0.7 million in change in fair value measurement of notes payable driven by fluctuations in the underlying assumptions.
Investing Activities
Cash used in investing activities for all periods presented was related to purchases of property and equipment, primarily related to office, laboratory, and computer equipment.
Financing Activities
Cash provided by financing activities for the six months ended June 30, 2022 was $1.8 million, primarily related to $4.8 million in proceeds from the issuance of notes payable and $1.0 million in proceeds from the issuance of Kineta common stock, partially offset by $4.0 million in payments of notes payable.
Cash provided by financing activities for the six months ended June 30, 2021 was $12.4 million, primarily related to $11.6 million in proceeds from the issuance of Kineta common stock and $0.8 million proceeds from a loan under the PPP.
Cash provided by financing activities for the year ended December 31, 2021 was $17.5 million, primarily related to $16.7 million in proceeds from the issuance of Kineta common stock and $0.8 million in proceeds from a loan under the PPP.
Cash provided by financing activities for the year ended December 31, 2020 was $4.0 million, primarily related to $3.5 million in proceeds from the issuance of Kineta common stock, $0.9 million proceeds from a loan under the PPP and $0.3 million in proceeds from the issuance of notes payable, partially offset by $0.8 million in payments of notes payable.
Debt Obligations
Notes Payable
As of June 30, 2022, Kineta had outstanding notes payable in an aggregate principal amount of $16.7 million at interest rates that range from 6% to 16%, of which $5.7 million is due within the next 12 months. The principal amount of each note payable is due at specified periodic repayment date and/or at maturity, with such dates ranging from on or after September 2022 to on or after June 2024.
See Note 5 to Kineta’s consolidated financial statements and condensed consolidated financial statements included elsewhere in this proxy statement/prospectus/information statement for additional information regarding Kineta’s notes payable.
Paycheck Protection Program Loans
In April 2020 and February 2021, Kineta received loan proceeds of $0.9 million and $0.8 million, respectively (the “Kineta PPP Loans”), from a qualified lender under the PPP established under the CARES Act and guaranteed by the U.S. Small Business Administration. The Kineta PPP Loans were unsecured, had a fixed interest rate of 1.0% per annum, and were scheduled to mature in April 2022. Forgiveness of the Kineta PPP Loans was available for both principal and interest if used for the limited purposes that expressly qualify for forgiveness under U.S. Small Business

Administration requirements. In May 2021 and October 2021, Kineta was notified by the qualified lender that Kineta’s forgiveness applications were accepted by the Small Business Association. Accordingly, Kineta recognized $1.7 million as a gain on debt extinguishment in its consolidated statement of operations for the year ended December 31, 2021.
Other Contractual Obligations and Commitments
Kineta’s cash requirement greater than 12-months are related to other contractual obligations and commitments related to license agreements and leases.
Kineta has entered into a number of strategic license agreements pursuant to which it has acquired rights to specific assets, technology and intellectual property. In accordance with these agreements, Kineta is obligated to pay, among other items, future contingent payments that are dependent upon future events such as its achievement of certain development, regulatory and commercial milestones royalties, and sublicensing revenue in the future, as applicable. As of June 30, 2022, the timing and likelihood of achieving the milestones and generating future product sales, and therefore payments that may become payable to these third parties, are uncertain.
Kineta leases office and laboratory space for its corporate headquarters in Seattle, Washington under a lease agreement that expires in July 2024. As of December 31, 2021, undiscounted future minimum lease payments of $2.4 million remain pursuant to the lease agreement.
In addition, Kineta enters into agreements in the normal course of business with various third parties for preclinical research studies, clinical trials, testing and other research and development services. Such agreements generally provide for termination upon notice, but obligate Kineta to reimburse vendors for any time or costs incurred through the date of termination.
Critical Accounting Estimates
Kineta’s management’s discussion and analysis of financial condition and results of operations is based on its consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. The preparation of these consolidated financial statements requires Kineta to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses, and related disclosures. Kineta’s estimates are based on historical experience and on various assumptions that Kineta believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of expenses that are not readily apparent from other sources. Actual results may differ materially from these estimates.
Kineta believes that the accounting policies discussed below are critical to understanding its historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.
Revenue Recognition
License Revenues
Kineta enters into license agreements under which it licenses certain intellectual property rights to its product candidates to third parties. The terms of these arrangements typically include payment to Kineta of one or more of the following: nonrefundable upfront fees, payment for research and development services provided by Kineta under approved work plans, development, regulatory and commercial milestone payments, and sales-based milestones and royalties on net sales of licensed products. Each of these payments results in license revenues, except for revenues from royalties, which are classified as other revenues.
In determining the appropriate amount of revenue to be recognized as Kineta fulfills its obligations under each of its agreements, Kineta performs the following five steps: (i) identification of the contract(s) with a customer, (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract, (iii) measurement of the transaction price, including the constraint on any variable consideration, (iv) allocation of the transaction price to the performance obligations in the contract, and (v) recognition of revenue when (or as) Kineta satisfies each performance obligation.
As part of the accounting for these arrangements containing multiple performance obligations, Kineta must develop assumptions that require judgment to determine the stand-alone selling price for each performance obligation identified in the contract. Kineta uses key assumptions to determine the stand-alone selling price, which may include forecasted revenues, development timelines, reimbursement rates for personnel costs, discount rates and probabilities of technical and regulatory success. Kineta expects to recognize revenue for variable consideration being constrained when it is probable that a significant revenue reversal will not occur. For performance obligations satisfied over time, Kineta estimates the efforts needed to complete the performance obligation and recognizes revenue by measuring the progress towards complete satisfaction of the performance obligation using an input measure.
For arrangements that include development and regulatory milestones, Kineta evaluates whether the milestones are considered probable of being reached and estimates the amount to be included in the transaction price using the most likely amount method. If it is probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within Kineta’s control or the licensee’s control, such as regulatory approvals, are generally not considered probable of being achieved until those approvals are received.
Kineta’s management may be required to exercise considerable judgment in estimating revenue to be recognized. Judgment is required in identifying performance obligations, estimating the transaction price, estimating the standalone selling price of identified performance obligations, and estimating the progress towards satisfaction of performance obligations.
Accrued Research and Development Expenses
Kineta records accrued expenses for estimated costs of its research and development activities conducted by third-party service providers, such as contract research organizations, contract manufacturing and other vendors, which include the conduct of preclinical studies, clinical trials and contract manufacturing activities. Kineta records the estimated costs of research and development activities based upon the estimated amount of services provided but not yet invoiced and includes these costs in accrued liabilities in the consolidated balance sheets and within research and development expenses in the consolidated statements of operations. These costs are a significant component of Kineta’s research and development expenses. Kineta records accrued expenses for these costs based on the estimated amount of work completed and in accordance with agreements established with these third parties, according to the progress of preclinical studies, clinical trials or related activities, and discussions with applicable personnel and service providers as to the progress or state of consummation of goods and services.
Kineta makes significant judgments and estimates in determining the accrued balance as of each reporting period. As actual costs become known, Kineta adjusts its accrued estimates based on the facts and circumstances known at that time. Although Kineta does not expect its estimates to be materially different from amounts actually incurred, understanding the status and timing of services performed, including the level of patient enrollment, may vary from its estimates and could result in Kineta reporting amounts that are overestimated or underestimated in any particular period. Kineta’s accrued research and development expenses are dependent, in part, upon the receipt of timely and accurate reporting from its third-party service providers. To date, there have been no material differences from Kineta’s accrued expenses to its actual expenses.
Notes Payables accounted for under the Fair Value Option
Kineta has elected the fair value option to account for certain of its notes payable and records these notes payable at fair value with changes in fair value recorded as a component of other income (expense) in the statements of operations.
As a result of applying the fair value option, direct costs and fees related to the notes payable were expensed as incurred. For Kineta’s convertible notes payable, the probability-adjusted model used in valuing the fair value of such convertible notes payable is based on significant unobservable inputs, including but not limited to, the timing and probability of a qualified financing event, discount rates and the fair value of the underlying common stock.
For Kineta’s notes payable that are not convertible, the discounted cash-flow model used in valuing the fair value of such notes payable is based on significant unobservable inputs, including but not limited to, discount rates and expected payment dates.
See Note 5 to Kineta’s 2021 consolidated financial statements for more details on the assumptions used. Increases or decreases in the fair value of the notes payable can result from updates to assumptions such as the expected timing or probability of a qualified financing event, or changes in discount rates. Judgment is used in determining these assumptions as of the initial valuation date and at each subsequent reporting period. Updates to assumptions could have a significant impact on Kineta’s results of operations in any given period.

Stock-Based Compensation
Kineta recognizes noncash stock-based compensation related to stock-based awards to employees, non-employees, and directors, including stock options, based on the fair value on the grant date using the Black-Scholes option pricing model. The related stock-based compensation is recognized as expense on a straight line-basis over the employee’s, non-employee’s or director’s requisite service period (generally the vesting period). Noncash stock-based compensation is based on awards ultimately expected to vest and is reduced by an estimate for future forfeitures. Forfeitures are recorded as incurred.
In determining the fair value of stock options, Kineta uses the Black-Scholes option-pricing model and assumptions discussed below. Each of these inputs is subjective and generally requires significant judgment to determine.
Fair Value of Common Stock – The fair value of the shares of common stock underlying stock options has historically been determined by Kineta’s board of directors. In order to determine the fair value of the common stock at the time of grant of the option, the board of directors considers, among other things, valuations performed by an independent third-party. Because there has been no public market for its common stock, the board of directors exercises reasonable judgment and considers a number of objective and subjective factors to determine the best estimate of the fair value of Kineta’s common stock, including important developments in its operations, sales of common stock, actual operating results and financial performance, the conditions in the life sciences industry and the economy in general, the stock price performance and volatility of comparable public companies, and the lack of liquidity of its common stock, among other factors.
Expected Term – Kineta’s expected term represents the period that the stock-based awards are expected to be outstanding and is determined using the simplified method (based on the mid-point between the vesting date and the end of the contractual term) for employee options.
Expected Volatility – Since Kineta is privately held and does not have any trading history for its common stock, the expected volatility is estimated based on the average volatility for comparable publicly traded biotechnology companies over a period equal to the expected term of the stock option grants. The comparable companies were chosen based on their similar size, or stage in the product development life cycle.
Risk-Free Interest Rate – The risk-free interest rate is based on the U.S. Treasury zero coupon issues in effect at the time of grant for periods corresponding with the expected term of option.
Expected Dividend – Kineta has never paid dividends on its common stock and has no plans to pay dividends on its common stock. Therefore, Kineta uses an expected dividend yield of zero.
For the year ended December 31, 2021 and 2020, stock-based compensation was $1.9 million and $1.1 million, respectively. For the six months ended June 30, 2022 and 2021, stock-based compensation expense was $1.0 million and $1.1 million, respectively. As of June 30, 2022, Kineta had $2.7 million of total unrecognized stock-based compensation related to stock options, which it expects to recognize over a weighted-average period of 2.0 years and $4.7 million in total unrecognized stock-based compensation related to restricted stock with performance conditions based on a liquidity event, including a merger or change of control, that was not probable of being met.

MANAGEMENT FOLLOWING THE MERGER
Executive Officers and Directors
Resignation of Current Executive Officers of Yumanity
Pursuant to the Merger Agreement, all of the current executive officers of Yumanity will resign effective as of the completion of the Merger.
Executive Officers and Directors of the Combined Organization Following the Merger
Pursuant to the Merger Agreement, all of the directors of Yumanity who are not continuing as directors of the combined organization will resign effective as of the Effective Time. Prior to the Effective Time, the Yumanity board of directors will elect Shawn Iadonato, Ph.D., Raymond Bartoszek, Marion R. Foote and Jiyoung Hwang to serve as members of the Yumanity board of directors effective upon consummation of the Merger. Richard Peters, M.D., Ph.D. and David Arkowitz will continue to serve as members of the Yumanity board of directors following consummation of the Merger. A majority of the members of the board of directors of the combined organization following the Merger are expected to satisfy the requisite independence requirements for the board of directors of the combined organization, as well as the sophistication and independence requirements for the required committees pursuant to Nasdaq listing requirements.
Other than pursuant to the Merger Agreement, there are no arrangements or understandings between any of the expected directors or executive officers of the combined organization and any other person pursuant to which he or she was or is to be selected as a director or executive officer. There are no family relationships between any of the expected directors or executive officers of the combined organization.
Following the Merger, the management team of Yumanity is expected to be composed of the management team of Kineta. The following table lists the names and ages as of August 31, 2022, and positions of the individuals who are currently expected to serve as executive officers and directors of Yumanity upon the completion of the Merger:
NAME	AGE	POSITION(S)
Executive Officers:
Shawn Iadonato, Ph.D.	52	Chief Executive Officer and Director
Craig W. Philips, M.B.A.	62	President
Keith Baker	55	Chief Financial Officer
Thierry Guillaudeux, Ph.D.	55	Chief Scientific Officer
Pauline Kenny, Esq.	49	General Counsel
Non-Employee Directors:
Marion R. Foote, M.B.A.(1)	76	Director
Raymond Bartoszek, M.B.A.(1)(2)	57	Director
Jiyoung Hwang(2)	45	Director
Richard Peters, M.D., Ph.D.(3)	60	Director
David Arkowitz, M.B.A.(1)(3)	60	Director
(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Nominating and Corporate Governance Committee.
Executive Officers
Shawn P. Iadonato, Ph.D. Dr. Iadonato is expected to serve as the Chief Executive Officer and as a member of the board of directors of the combined organization. Dr. Iadonato is a co-founder of Kineta and has served as Kineta’s Chief Executive Officer since January 2016. Dr. Iadonato previously served as the Chief Scientific Officer of Kineta from 2008 to December 2015. He has served on the board of directors of Kineta since 2007. Dr. Iadonato has served as the managing partner of two of Kineta’s affiliated companies, Kineta Chronic Pain LLC and Kineta Viral Hemorrhagic Fever LLC, since 2016. He served as a member of the board of directors of CBI Co. Ltd., a Korea-based company engaged in the manufacture and sale of automotive parts (“CBI”), from June 2021 to June 2022. Prior to co-founding Kineta, Dr. Iadonato co-founded and served as the Chief Scientific Officer of Illumigen

Biosciences, Inc., a genomics-driven drug development company acquired by Cubist Pharmaceuticals Inc., from 2000 to 2007. Previously, Dr. Iadonato managed the Human Genome Center at the University of Washington. He is co-inventor on 49 issued U.S. and foreign patents. In addition, he is Principal Investigator or Co-Investigator on numerous government grants and contracts. Dr. Iadonato holds a B.A. in Biology from the University of Pennsylvania and a Ph.D. in Genetics from the University of Washington.
Kineta and Yumanity believe that Dr. Iadonato’s extensive executive, managerial and strategic business experience with life sciences companies provide him with the qualifications to serve as a member of the board of directors of the combined organization.
Craig W. Philips, M.B.A. Mr. Philips is expected to serve as the President of the combined organization. Mr. Philips currently serves as the President of Kineta, a position he has held since January 2018. Prior to that role, he served as the Chief Operating Officer of KPI Therapeutics, Inc., a subsidiary of Kineta, from 2016 to December 2017 and as Executive Vice President from 2014 to 2015. Prior to joining Kineta, Mr. Philips was President of CTI BioPharma Corp., a clinical and commercial stage oncology company. Previously, Mr. Philips held strategic and operational leadership roles at leading biopharmaceutical companies, including Bristol Myers Squibb Company, Schering-Plough Corporation (now Merck & Co., Inc.) and Bayer Corporation. Mr. Philips is a co-founder of Abacus Bioscience Inc., a biotech company focused on developing novel immunotherapeutic treatments for managing cancer and antiviral diseases (“Abacus Bioscience”), PVP Biologics Inc., a biopharmaceutical company focused on developing an oral enzyme for the treatment of celiac disease, and TransCellular Therapeutics Inc., a biopharmaceutical company focused on developing novel protein-based therapies to treat inherited diseases. He has served as a member of the board of directors of Abacus Bioscience since 2015, as a member of the board of directors of Life Science Washington, a non-profit organization serving the life sciences industry, since January 2015. In addition, Mr. Philips served as a member of the board of directors of CBI from June 2021 to June 2022. Mr. Philips was previously an Entrepreneur-in-Residence at the University of Washington from December 2012 to December 2017 and a commercial advisor to the Fred Hutchinson Cancer Research Center from January 2017 to July 2019. He holds a B.S. in Business Administration and an M.B.A. from The Ohio State University.
Keith Baker. Mr. Baker is expected to serve as the Chief Financial Officer of the combined organization. Mr. Baker has served as Kineta’s Chief Financial Officer since October 2022. From February 2016 to October 2022, Mr. Baker served as the chief financial officer consultant at Baker CFO, LLC, where he provided businesses with chief financial officer consulting services. He previously served as the Chief Financial Officer of Element Data, Inc., a decision intelligence technology firm, from April 2017 to December 2019. Mr. Baker holds a B.S. in Accounting from Central Washington University.
Thierry Guillaudeux, Ph.D. Dr. Guillaudeux is expected to serve as the Chief Scientific Officer of the combined organization. Dr. Guillaudeux has served as Kineta’s Chief Scientific Officer since June 2022. Dr. Guillaudeux previously served as Kineta’s Executive Vice President from February 2022 to June 2022, as its Senior Vice President, Immuno-oncology from November 2020 to February 2022, as its Vice President, Immuno-oncology from December 2019 to October 2020 and as its Vice President, Discovery Research from September 2019 to December 2019. Prior to joining Kineta in September 2019, Dr. Guillaudeux served as an Associate Professor at the University of Rennes 1 from September 1997 to September 2019. He also headed a research laboratory at the French National Institute of Health from January 2012 to September 2019 and served as a Vice President of Technology Transfer at the University of Rennes from April 2008 to September 2019. Dr. Guillaudeux previously served as a board member of SATT Ouest Valorisation and IRT bcom, two French technology companies, from July 2010 to September 2019 and from June 2016 to September 2019, respectively. Dr. Guillaudeux holds B.S. and M.S. degrees in Cellular Biology and a Ph.D. in Immuno-Oncology from the University of Rennes. He achieved his post-doctorate at the Fred Hutchinson Cancer Research Center.
Pauline Kenny, Esq. Ms. Kenny is expected to serve as General Counsel of the combined organization. Ms. Kenny joined Kineta in 2012 and served as Kineta’s Director of Legal and Operations until 2016. Since 2016, Ms. Kenny has served as General Counsel of Kineta and is responsible for all legal, corporate governance and securities regulatory compliance initiatives at Kineta and its corporate affiliates and subsidiaries. Prior to joining Kineta, Ms. Kenny practiced law at a corporate and securities law firm. Ms. Kenny has also served as in-house counsel at Sproqit Technologies, Inc., a venture-backed software startup, and Expeditors International of Washington, Inc., a publicly traded logistic company. Ms. Kenny holds a B.A. in Communications from the University of Washington and a J.D. from Seattle University.

Non-Employee Directors
Marion R. Foote, M.B.A. Ms. Foote is expected to serve as a member of the board of directors of the combined organization. Ms. Foote has served on the board of directors of Kineta since July 2017. Ms. Foote has served on the board of directors of Avalara, Inc., a leading provider of sales, use and value-added tax calculation and filing services, since May 2011. In addition, she currently serves as a director of multiple private companies in the financial services, life sciences and technology sectors. Ms. Foote has also served as an independent business advisor since January 2012. From January 2005 to December 2011, Ms. Foote served as a partner at Novantas, LLC, a management consulting firm focused on the financial industry (“Novantas”), following the merger of her firm, Randolph Partners, with Novantas. Prior to establishing Randolph Partners in 1998, Ms. Foote served as Group Executive Vice President and Chief Marketing Officer for Bank of America’s Retail Bank. Ms. Foote previously served as a member of the board of directors of DLJdirect, a brokerage services company (now part of E*Trade), from January 2000 to November 2001 and Cascade Financial Corporation/Cascade Bank (now part of Pacific Premier Bank), a commercial banking company, from April 2010 to June 2011. Ms. Foote holds a B.A. in Economics and Math from Smith College and an M.B.A. from Harvard Business School.
Kineta and Yumanity believe that Ms. Foote’s significant experience as a director on public company boards, her marketing and financial expertise, her work in customer analytics and her extensive experience in financial services provide her with the qualifications to serve as a member of the board of directors of the combined organization.
Raymond Bartoszek, M.B.A. Mr. Bartoszek is expected to serve as a member of the board of directors of the combined organization. Mr. Bartoszek has served on the board of directors of Kineta since 2017. Mr. Bartoszek founded RLB Holdings, LLC, an investment firm, in January 2011 and serves as the firm’s managing general partner. He previously served as the managing director of Glencore Limited, a global natural resource company, from 1997 to 2010. Mr. Bartoszek currently serves as a director of multiple private companies in the industrial and consumer discretionary sectors. Mr. Bartoszek holds a B.S. in Marine Engineering and Marine Transportation from the U.S. Merchant Marine Academy and an M.B.A. from Rensselaer Polytechnic Institute.
Kineta and Yumanity believe that Mr. Bartoszek’s extensive financial expertise and broad-based leadership experience across multiple industries provide him with the qualifications to serve as a member of the board of directors of the combined organization.
Jiyoung Hwang. Ms. Hwang is expected to serve as a member of the board of directors of the combined organization. Ms. Hwang has served on the board of directors of Kineta since June 2022. Ms. Hwang has served on the board of directors of Jokwang I.L.I Co., Ltd., a Korea-based manufacturing company, since November 2019, HuM&C Co., Ltd., a Korea-based manufacturing and distribution company, since April 2021 and CBI USA, Inc., a subsidiary of CBI that focuses on investment in life science companies, since June 2021. Previously, Ms. Hwang held the role of Managing Director in Venture Capital Investment at Intervest Co., Ltd., a venture capital firm, from March 2016 until February 2017 and Neoplux Co., Ltd., a venture capital company, from September 2011 until April 2016. Ms. Hwang holds a Bachelor of Science degree in Life Science from Pohang University of Science and Technology and a Master’s degree in Environmental Management from Seoul National University.
Kineta and Yumanity believe that Ms. Hwang’s significant management experience and her extensive background in life sciences provide her with the qualifications to serve as a member of the board of directors of the combined organization.
Richard Peters, M.D., Ph.D. Dr. Peters is expected to serve as a member of the board of directors of the combined organization. Dr. Peters has served as Yumanity’s President, Chief Executive Officer and as a member of Yumanity’s board of directors since the completion of the merger of Proteostasis Therapeutics, Inc. (“Proteostasis”) and Yumanity, Inc. in December 2020 and has served as the President, Chief Executive Officer and a member of the board of directors of Yumanity, Inc. since September 2019. Dr. Peters previously served as the President and Chief Executive Officer and a member of the board of directors of Merrimack Pharmaceuticals, a biopharmaceutical company, from February 2017 to June 2019. Previously, Dr. Peters served in various capacities at Sanofi Genzyme, a global pharmaceutical company, since 2008, including as Senior Vice President, Head of Global Rare Diseases Business Unit since January 2015, Vice President, Strategy Development Officer, U.S. Rare Disease Unit from May 2014 to December 2014, Vice President, Division Medical Officer, Global Oncology Division from 2011 to May 2014, and Vice President, Head of Global and U.S. Medical Affairs, Hematology and Transplant from 2008 to 2011. Prior to Sanofi Genzyme, Dr. Peters held medical affairs roles at Onyx Pharmaceuticals, Inc. and Amgen Inc., both pharmaceutical companies, and was a co-founder and Chief Executive Officer of Mednav, Inc., a private healthcare information technology company. Dr. Peters has served on the board of directors of Aprea Therapeutics, Inc., a biopharmaceutical company, since June 2020 and as chair of the compensation committee since September 2020. Dr. Peters has been an active founder, angel investor, and board member of several biotechnology start-ups. Dr. Peters has also served on the faculty at Harvard Medical School/Massachusetts General Hospital. Dr. Peters holds a B.S. from the College of Charleston and an M.D. and a Ph.D. in Pharmacology from the Medical University of South Carolina.
Kineta and Yumanity believe that Dr. Peters’ extensive industry knowledge and experience in research and development provide him with the qualifications to serve as a member of the board of directors of the combined organization.
David Arkowitz, M.B.A. Mr. Arkowitz is expected to serve as a member of the board of directors of the combined organization. Mr. Arkowitz has served as a member of Yumanity’s board of directors since the completion of the merger of Proteostasis and Yumanity, Inc. in December 2020 and previously served on the board of directors of Proteostasis since March 2019. Mr. Arkowitz has served as Chief Financial Officer and Head of Business Development of Seres Therapeutics, Inc., a microbiome therapeutics company, since June 2021. From May 2018 to May 2021, Mr. Arkowitz served as the Chief Financial Officer of Flexion Therapeutics, Inc., a biopharmaceutical company acquired by Pacira BioSciences, Inc. From September 2013 to May 2018, Mr. Arkowitz served as Chief Operating Officer and Chief Financial Officer at Visterra, Inc., a clinical stage biotechnology company acquired by Otsuka Pharmaceutical Co., Ltd. Mr. Arkowitz was Chief Financial Officer and General Manager at Mascoma Corporation, a biofuel company acquired by Lallemand Inc., from June 2011 to September 2013. Previously, Mr. Arkowitz served as Chief Financial Officer and Chief Business Officer at AMAG Pharmaceuticals, Inc., a pharmaceutical company, and Chief Financial Officer of Idenix Pharmaceuticals, Inc., a biopharmaceutical company acquired by Merck & Co., Inc. Mr. Arkowitz serves on the board of directors of F-Star Therapeutics, Inc., a clinical-stage biopharmaceutical company, where he also serves as the chair of the audit committee and a member of the compensation committee. Mr. Arkowitz holds a B.A. in Mathematics from Brandeis University and an M.B.A. in Finance from Columbia University Business School.
Kineta and Yumanity believe that Mr. Arkowitz’s extensive financial and operational life sciences experience provide him with the qualifications to serve as a member of the board of directors of the combined organization.
Composition of the Board of Directors
Yumanity’s board of directors is currently comprised of eight directors divided into three staggered classes, each class serving three-year terms. The staggered structure of the Yumanity board of directors will remain in place following completion of the Merger. At the most recent annual meeting of Yumanity stockholders held in 2022, Class I directors were elected. As a result, the term of the Class II directors of the combined organization will expire upon the election and qualification of successor directors at the annual meeting of stockholders in 2023, with the terms of the Class III directors and Class I directors expiring upon the election and qualification of successor directors at the annual meetings of stockholders to be held in 2024 and 2025, respectively.
The director classes for Yumanity are currently as follows:
•	Class I consists of Richard Peters, M.D., Ph.D. and Patricia L. Allen, each with a term expiring at the 2025 annual meeting of stockholders;
•	Class II consists of Cecil B. Pickett, Ph.D., Jeffery W. Kelly, Ph.D. and David Arkowitz, each with a term expiring at the 2023 annual meeting of stockholders; and
•	Class III consists of Kim C. Drapkin, N. Anthony Coles, M.D. and Lynne Zydowsky, Ph.D. each with a term expiring at the 2024 annual meeting of stockholders.
Pursuant to the Merger Agreement, each of the directors and officers of Yumanity who will not continue as directors or officers of Yumanity of the combined organization following the consummation of the Merger shall resign effective as of the Effective Time. In connection with the Merger, the size of the Yumanity board of directors will consist of six directors. Pursuant to the terms of the Merger Agreement, four of such directors will be the current members of Kineta’s board of directors and two of such directors will be designated by Yumanity, such designation to be consented to by Kineta.

Following the closing of the Merger, the combined organization’s directors are expected to be divided among the three classes as follows:
•	Class I will consist of Dr. Peters and Dr. Iadonato, each with a term expiring at the 2025 annual meeting of stockholders.
•	Class II will consist of Mr. Arkowitz and Mr. Bartoszek, each with a term expiring at the 2023 annual meeting of stockholders.
•	Class III will consist of Ms. Foote and Ms. Hwang, each with a term expiring at the 2024 annual meeting of stockholders.
The division of the Yumanity board of directors into three classes with staggered three-year terms may delay or prevent a change of management or a change of control of Yumanity, or, following the completion of the Merger, the combined organization.
The Nominating and Corporate Governance Committee considers candidates for board of director membership suggested by its members and the Yumanity Chief Executive Officer. Additionally, in selecting nominees for directors, the Nominating and Corporate Governance Committee will review candidates recommended by stockholders in the same manner and using the same general criteria as candidates recruited by the committee and/or recommended by the board of directors.
The Yumanity board of directors delegates the selection and nomination process to the Nominating and Corporate Governance Committee, who shall identify and evaluate candidates to serve as directors of Yumanity (consistent with criteria approved by the Yumanity board of directors). Generally, the Nominating and Corporate Governance Committee identifies candidates for director nominees in consultation with management, through the use of search firms or other advisors, through the recommendations submitted by stockholders or through such other methods as the Nominating and Corporate Governance Committee deems to be helpful to identify candidates. Once candidates have been identified, the Nominating and Corporate Governance Committee confirms that the candidates meet all the minimum qualifications for director nominees established by the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee may gather information about the candidates through interviews, detailed questionnaires, comprehensive background checks or any other means that the Nominating and Corporate Governance Committee deems to be appropriate in the evaluation process. The Nominating and Corporate Governance Committee then meets as a group to discuss and evaluate the qualities and skills of each candidate, both on an individual basis and taking into account the overall composition and needs of the Yumanity board of directors. Based on the results of the evaluation process, the Nominating and Corporate Governance Committee recommends candidates for the Yumanity board of director’s approval as director nominees for election to the Yumanity board of directors.
The Nominating and Corporate Governance Committee will consider, among other things, the following qualifications, skills and attributes when recommending candidates for the board of directors’ selection as nominees for the board of directors and as candidates for appointment to the board of directors’ committees. The nominee shall have the highest personal and professional integrity, shall have demonstrated exceptional ability and judgment, and shall be most effective, in conjunction with the other nominees to the board of directors, in collectively serving the long-term interests of the stockholders.
In evaluating proposed director candidates, the Nominating and Corporate Governance Committee may consider, in addition to the minimum qualifications and other criteria for board of directors membership approved by the board of directors from time to time, all facts and circumstances that it deems appropriate or advisable, including, among other things, the skills of the proposed director candidate, his or her depth and breadth of professional experience or other background characteristics, factors such as character, integrity, judgment, diversity and length of service, his or her independence and the needs of the board of directors. Yumanity has no formal policy regarding board diversity, although both the Nominating and Corporate Governance Committee and the Yumanity board of directors consider diversity when identifying and evaluating proposed director candidates, including diversity of backgrounds and personal and professional experiences.
There are no family relationships among any of Yumanity’s directors or executive officers, and there are no family relationships among any of the combined organization’s proposed directors and executive officers.

Director Independence
The Yumanity board of directors has determined that all current members of the board of directors, except for Dr. Coles and Dr. Peters, are independent, as determined in accordance with the rules of The Nasdaq Stock Market.
The Yumanity board of directors has also determined that each current member of the Compensation Committee and Nominating and Corporate Governance Committee is independent as defined under Nasdaq listing standards, and that each current member of the Audit Committee is independent as defined under Nasdaq listing standards and applicable SEC rules. In making this determination, the Yumanity board of directors found that none of these directors had a material or other disqualifying relationship with Yumanity.
Based upon information requested from and provided by each proposed director concerning their background, employment and affiliations, including family relationships, Yumanity’s board of directors has determined that each of the proposed Kineta directors is independent as defined under Nasdaq listing standards, with the exception of Dr. Iadonato. The Yumanity board of directors also determined that Mr. Bartoszek and Ms. Hwang who will comprise the Compensation Committee and Dr. Peters and Mr. Arkowitz who will comprise the Nominating and Governance Committee, all satisfy the independence standards for such committees established by the SEC and Nasdaq listing standards, as applicable. With respect to the Audit Committee, the Yumanity board of directors has determined that Ms. Foote, Mr. Bartoszek and Mr. Arkowitz satisfy the independence standards for such committee established by Rule 10A-3 under the Exchange Act, the SEC and Nasdaq listing standards, as applicable. The board of directors considered the relationships between such directors and certain of the investors of the combined organization and determined that such relationships did not affect such directors’ independence under the standards of Nasdaq, or, where applicable, under SEC rules.
Committees of the Board of Directors
The Yumanity board of directors has established three standing committees to assist it in fulfilling its responsibilities to Yumanity and its stockholders: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. Each committee acts pursuant to a written charter, each of which has been posted in the “Investor Relations” section of Yumanity’s website accessible at https://www.yumanity.com/investor-relations/corporate-governance-2/corporate-governance/ under the “Corporate Governance” tab, under the sub-tab “Documents & Charters.”
Immediately following the consummation of the Merger, the committees of the board of directors of the combined organization will operate pursuant to and apply Yumanity’s written charters and corporate governance policies currently in place, as described herein. Thereafter, the board of directors of the combined organization intends to review the written charters and corporate governance policies of Yumanity and, in the discretion of the board of directors of the combined organization, may amend such charters and policies.
Following the consummation of the Merger, the board of directors of the combined organization intends to appoint Richard Peters, M.D., Ph.D. to serve as its lead independent director. As lead independent director, Dr. Peters will preside over periodic meetings of the combined organization’s independent directors, serve as a liaison between the Executive Chair of the board of directors of the combined organization and the independent directors and perform such additional duties as the board of directors of the combined organization may otherwise determine and delegate.
Audit Committee
The Audit Committee’s responsibilities include:
•	appointing, approving the compensation of and assessing the independence of Yumanity’s independent registered public accounting firm;
•	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by Yumanity’s independent registered public accounting firm;
•	reviewing and approving the overall audit plan with Yumanity’s independent registered public accounting firm and members of management responsible for preparing Yumanity’s financial statements;
•
reviewing and discussing with management and Yumanity’s independent registered public accounting firm Yumanity’s annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by Yumanity;

•	coordinating the oversight and reviewing the adequacy of Yumanity’s internal control over financial reporting;
•	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;
•
recommending based upon its review and discussions with management and Yumanity’s independent registered public accounting firm whether Yumanity’s audited financial statements shall be included in Yumanity’s Annual Report on Form 10-K;

•	monitoring the integrity of Yumanity’s financial statements and Yumanity’s compliance with legal and regulatory requirements as they relate to Yumanity’s financial statements and accounting matters;
•	preparing the Audit Committee report required by SEC rules to be included in Yumanity’s annual proxy statement;
•	discussing all matters required to be discussed pursuant to applicable accounting rules with Yumanity’s independent registered public accounting firm;
•	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and
•	reviewing quarterly earnings releases and scripts.
The Audit Committee of the combined organization is expected to retain these duties and responsibilities following completion of the Merger.
Yumanity’s management has the primary responsibility for its consolidated financial statements and the reporting process including its system of internal accounting and financial controls.
Yumanity’s Audit Committee currently consists of Patricia L. Allen (Chair), Kim C. Drapkin and David Arkowitz. Yumanity’s board of directors has determined that each member of the Audit Committee is “independent” for Audit Committee purposes as that term is defined in the rules of the SEC and the applicable Nasdaq Stock Market rules, and has sufficient knowledge in financial and auditing matters to serve on the Audit Committee. Yumanity’s board of directors has designated Ms. Allen as an “audit committee financial expert,” as defined under the applicable rules of the SEC.
Following the consummation of the Merger, the members of the Audit Committee are expected to be Marion R. Foote, Raymond Bartoszek and David Arkowitz. Marion R. Foote is expected to be the chair of the Audit Committee and is a financial expert under the rules of the SEC. The Yumanity board of directors has concluded that the composition of the Audit Committee meets the requirements for independence under the rules and regulations of Nasdaq and SEC. Yumanity and Kineta believe that, after completion of the Merger, the functioning of the Audit Committee will comply with the applicable requirements of the rules and regulations of Nasdaq and the SEC.
Compensation Committee
The Compensation Committee’s responsibilities include:
•	annually reviewing and approving the corporate goals and objectives relevant to the future compensation of Yumanity’s Chief Executive Officer;
•
evaluating the Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the compensation of Yumanity’s Chief Executive Officer in light of such evaluation;

•	reviewing and approving the compensation of all other executive officers;
•	appointing, compensating and overseeing the work of any compensation consultant, legal counsel or other advisor retained by the Compensation Committee;
•	conducting an independence assessment with respect to any compensation consultant, legal counsel or other advisor retained by the Compensation Committee;
•	reviewing and approving the compensation of Yumanity directors;
•	reviewing and approving grants and awards under incentive-based compensation and equity-based plans, consistent with the terms of such plans; and

•	reviewing and discussing with management the compensation disclosure to be included in Yumanity’s annual proxy statement or annual report on Form 10-K.
The Compensation Committee of the combined organization is expected to retain these duties and responsibilities following completion of the Merger.
The Yumanity Compensation Committee currently consists of Kim C. Drapkin (Chair) and Cecil Pickett, Ph.D. Yumanity’s board of directors has determined that each member of the Compensation Committee is “independent” as defined in the applicable Nasdaq Stock Market rules.
Following the consummation of the Merger, the members of the Compensation Committee are expected to be Raymond Bartoszek and Jiyoung Hwang. Mr. Bartoszek is expected to be the chair of the Compensation Committee. The Yumanity board of directors has determined that each of Mr. Bartoszek and Ms. Hwang is independent within the meaning of the independent director guidelines of Nasdaq. Yumanity and Kineta believe that, after the completion of the Merger, the composition of the Compensation Committee will meet the requirements for independence under, and the functioning of such Compensation Committee will comply with, any applicable requirements of the rules and regulations of Nasdaq and the SEC.
Nominating and Corporate Governance Committee
The Nominating and Corporate Governance Committee’s responsibilities include:
•	developing and recommending to the board of directors criteria for board of directors and committee membership;
•	establishing procedures for identifying and evaluating board of directors candidates, including nominees recommended by stockholders;
•	reviewing the size and composition of the board of directors to ensure that it is composed of members containing the appropriate skills and expertise to advise Yumanity;
•	identifying individuals qualified to become members of the board of directors;
•	recommending to the board of directors the persons to be nominated for election as directors and to each of the board of directors’ committees;
•	developing and recommending to the board of directors a set of corporate governance guidelines;
•	reviewing and discussing with the board of directors corporate succession plans for the Chief Executive Officer and other key officers; and
•	overseeing the evaluation of the board of directors and management.
The Nominating and Corporate Governance Committee of the combined organization is expected to retain these duties and responsibilities following completion of the Merger.
Yumanity’s Nominating and Corporate Governance Committee currently consists of David Arkowitz (Chair), Jeffery W. Kelly, Ph.D. and Lynne Zydowsky, Ph.D. Yumanity’s board of directors has determined that each member of the Nominating and Corporate Governance Committee is “independent” as defined in the applicable Nasdaq Stock Market rules.
Following the consummation of the Merger, the members of the Nominating and Corporate Governance Committee are expected to be Richard Peters, M.D., Ph.D. and David Arkowitz. Dr Peters is expected be the chair of the Nominating and Corporate Governance Committee. Yumanity and Kineta believe that, after completion of the Merger, the composition of the Nominating and Corporate Governance Committee will meet the requirements for independence under current Nasdaq listing standards and SEC rules and regulations.
Code of Business Conduct and Ethics
Yumanity has adopted a Code of Business Conduct and Ethics that applies to all of its employees, officers and directors, including those officers responsible for financial reporting. The current version of the Code of Business Conduct and Ethics is available on Yumanity’s website (www.yumanity.com/investor-relations/corporate-governance-2/corporate-governance/) under the Investor Relations page, under the sub-tab “Corporate Governance.” A copy of the Code of Business Conduct and Ethics may also be obtained, free of charge, upon a request directed to: Yumanity Therapeutics, Inc., 40 Guest Street, Suite 4410, Boston, Massachusetts 02135 Attention: Secretary. Yumanity intends to disclose any amendment or waiver of a provision of the Code of Business Conduct and Ethics that applies to its principal executive officer, principal financial officer, or principal accounting officer, or persons performing similar functions, by posting such information on Yumanity’s website and/or in Yumanity’s public filings with the SEC.
Kineta Executive Compensation
Kineta’s Chief Executive Officer, Shawn Iadonato, Ph.D., Craig W. Philips, M.B.A. and Pauline Kenny, Esq. will each become an executive officer of the combined organization and are referred to in this section as Kineta’s “named executive officers.”
Summary Compensation Table
The following table shows information regarding compensation of Kineta’s named executive officers for the fiscal years ended December 31, 2021 and 2020.
Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)(5)	Total ($)
Shawn P. Iadonato, Ph.D. Chief Executive Officer	2021	234,619	273,750	845,602	202,331	131,250	24,503	1,712,055
	2020	211,743	87,500	—	129,580	—	20,353	449,176
Craig W. Philips, M.B.A. President	2021	196,931	188,000	1,517,068	640,077	84,003	41,446	2,667,525
	2020	184,823	57,100	—	228,990	—	32,617	503,530
Pauline Kenny, Esq. General Counsel	2021	217,360	15,750	145,740	53,235	48,906	33,489	514,480
	2020	208,706	32,600	—	69,360	—	30,896	341,562
(1)
Represents the payment of one-time bonuses to each of Kineta’s named executive officers for the achievement of certain financial goals and other financing accomplishments. The amounts for fiscal year 2021 were earned in 2021 and paid to the named executive officers in June 2021. The amounts for fiscal year 2020 were earned in 2020 and paid to the named executive officers in approximately equal payments in June and August of 2020.

(2)
Amounts represent the aggregate grant-date fair value of performance-based restricted stock units (“PSUs”) granted to Kineta’s named executive officers in 2021, computed in accordance with FASB ASC Topic 718 excluding any estimates of forfeitures related to service-based vesting conditions. For information regarding assumptions underlying the valuation of equity awards, see Note 11 to Kineta’s financial statements included elsewhere in this proxy statement/prospectus/information statement. These amounts do not correspond to the actual value that may be recognized by the named executive officers upon vesting or settlement of the applicable awards. Each of the PSUs granted in 2021 will vest on the 180-day anniversary of a change in control of Kineta, which the Merger will constitute.

(3)
Amounts represent the aggregate grant-date fair value of option awards granted to Kineta’s named executive officers in 2021 and 2020, computed in accordance with FASB ASC Topic 718 excluding any estimates of forfeitures related to service-based vesting conditions. For information regarding assumptions underlying the valuation of equity awards, see Note 11 to Kineta’s financial statements included elsewhere in this proxy statement/prospectus/information statement. These amounts do not correspond to the actual value that may be recognized by the named executive officers upon vesting or exercise of the applicable awards.

(4)
Represents the annual performance-based cash bonuses earned by the named executive officers in 2021, as discussed further under the heading “Annual Cash Incentive” below. These amounts were paid to the named executive officers in the second quarter of 2022.

(5)
Amounts represent, with respect to Dr. Iadonato, $13,132 for 2021 and $9,614 for 2020 in 401(k) matching contributions, $7,652 for 2021 and $7,032 for 2020 in employer medical, dental and vision coverage, $1,391 for each of 2021 and 2020 in employer life and disability insurance coverage, and $2,327 for 2021 and $2,316 for 2020 in employer parking benefits; with respect to Mr. Philips, $14,905 for 2021 and $9,633 for 2020 in 401(k) matching contributions, $22,832 for 2021 and $19,287 in 2020 in employer medical, dental and vision coverage, $1,382 for each of 2021 and 2020 in employer life and disability insurance coverage, and $2,327 for 2021 and $2,316 for 2020 in employer parking benefits; and, with respect to Ms. Kenny, $7,821 for 2021 and $7,942 for 2020 in 401(k) matching contributions, $21,990 for 2021 and $19,287 for 2020 in employer medical, dental and vision coverage, $1,351 for each of 2021 and 2020 in employer life and disability insurance coverage, and $2,327 for 2021 and $2,316 for 2020 in employer parking benefits.

Narrative Disclosure to Summary Compensation Table
Executive Compensation Elements
The following describes the material terms of the elements of Kineta’s executive compensation program during 2021.
Annual Base Salary
Kineta’s board of directors and compensation committee recognize the importance of base salary as an element of compensation that helps to attract and retain the named executive officers. Kineta provides base salary as a fixed source of income for its named executive officers for the services they provide to Kineta during the year, and allows Kineta to maintain a stable executive team.

The base salaries for Kineta’s named executive officers in effect for the year ended December 31, 2021 were as follows: $350,000 for Dr. Iadonato, $280,000 for Mr. Philips and $217,350 for Ms. Kenny. In July 2020, Dr. Iadonato and Mr. Philips voluntarily agreed to a temporary salary reduction, which was effective from July 12, 2020 to May 31, 2021. No stock options or other equity awards were granted in lieu of the forfeited salary amounts.
Annual Cash Incentive
Kineta also provides its named executive officers with annual performance-based cash bonus opportunities. Kineta’s named executive officers were provided with the opportunity to earn bonus payments calculated based upon the achievement of specified corporate goals, with each executive officer being assigned a corporate and individual goal weighting. For fiscal year 2021, each executive officer was assigned a target bonus opportunity, which is reflected as a percentage of that individual’s 2021 base salary and is based on the individual’s role and title in the Company.
For fiscal year 2021, the target bonus opportunity as a percentage of 2021 board-approved base salary and corporate and individual goal weighting for each of Kineta’s named executive officers is as follows:
Name	Target Bonus	Corporate Goal Weighting (%)	Individual Goal Weighting (%)
Shawn Iadonato, Ph.D.	50%	100	—
Craig W. Philips, M.B.A.	40%	100	—
Pauline Kenny, Esq.	30%	100	—
Following fiscal year 2021, Kineta’s board of directors determined that Kineta had achieved 75% of its corporate goals for 2021. Bonuses paid with respect to 2021 performance were paid during the second quarter of 2022.
In addition to the Annual Cash incentive, in June 2021, Kineta’s board of directors made an additional spot bonus to the named officers associated with the achievement of capital raising goals and other financing accomplishments, as reported under “Bonus” in the Summary Compensation Table.
Employment Agreements
On February 3 2020, Kineta entered into employment agreements with each of its named executive officers. The agreements set forth the named executive officer’s initial base salary, bonus potential, eligibility for employee benefits and severance benefits upon a qualifying termination of employment, subject to certain non-solicitation and non-competition provisions and confidentiality obligations. The key terms of Kineta’s employment arrangements with its named executive officers, including potential payments upon termination or change in control, are described below.
These employment agreements provide for “at will” employment. The terms “cause” and “good reason” referred to below are defined in the applicable employment agreement, and the term “change in control” is defined in the 2020 Equity Incentive Plan.
Shawn Iadonato, Ph.D.
On February 3, 2020, Kineta and Dr. Iadonato entered into an employment agreement. Pursuant to this agreement, Dr. Iadonato is entitled to a base salary of $350,000. The agreement also provides for an annual bonus with a target equal to fifty percent (50%) of Dr. Iadonato’s base salary upon attainment of certain performance objectives. Dr. Iadonato’s employment agreement further provides him eligibility to receive equity of stock option awards. In the event of a change in control, twenty-five percent (25%) of his then-unvested shares or options shall accelerate and become exercisable, or, in the event that Dr. Iadonato is terminated within one year of a change in control, the remaining seventy-five percent (75%) of such unvested shares or options shall accelerate and become exercisable. The employment agreement also provides that if Dr. Iadonato is terminated by Kineta other than for cause or Dr. Iadonato terminates his employment for good reason, he will be entitled to fifty-two (52) weeks of base salary, subject to the execution of a release.
Craig W. Philips, M.B.A.
On February 3, 2020, Kineta and Mr. Philips entered into an employment agreement. Pursuant to this agreement, Mr. Philips is entitled to a base salary of $280,000. The agreement also provides for an annual bonus with a target equal to forty percent (40%) of Mr. Philips’ base salary upon attainment of certain performance objectives.

Mr. Philips’ employment agreement further provides him eligibility to receive equity or stock option awards. In the event of a change in control, twenty-five percent (25%) of his then-unvested shares or options shall accelerate and become exercisable, or, in the event that Mr. Philips is terminated within one year of a change in control, the remaining seventy-five percent (75%) of such unvested shares or options shall accelerate and become exercisable. The employment agreement also provides that if Mr. Philips is terminated by Kineta other than for cause or Mr. Philips terminates his employment for good reason, he will be entitled to thirty-nine (39) weeks of base salary, subject to the execution of a release.
Pauline Kenny, Esq.
On February 3, 2020, Kineta and Ms. Kenny entered into an employment agreement. Pursuant to this agreement, Ms. Kenny is entitled to a base salary of $210,000. The agreement also provides for an annual bonus with a target equal to thirty percent (30%) of Ms. Kenny’s base salary upon attainment of certain performance objectives. Ms. Kenny’s employment agreement further provides her eligibility to receive equity or stock option awards. In the event of a change in control twenty-five percent (25%) of her then-unvested shares or options shall accelerate and become exercisable, or, in the event that Ms. Kenny is terminated within one year of a change in control, the remaining seventy-five percent (75%) of such unvested shares or options shall accelerate and become exercisable. The employment agreement also provides that if Ms. Kenny is terminated by Kineta other than for cause or Ms. Kenny terminates her employment for good reason, she will be entitled to thirty-nine (39) weeks of base salary, subject to the execution of a release.
Post-Closing Employment Agreements
On September 28, 2022, Kineta entered into employment agreements with each of its named executive officers, which will become effective upon the completion of the Merger. Pursuant to each employment agreement, if the named executive officer’s employment is terminated by Kineta (or any parent, subsidiary or successor thereof) for a reason other than death, disability or “Cause” (as defined in the employment agreement) outside of the Change in Control Protection Period (as defined below), the executive will be entitled to his or her salary and other benefits accrued through the separation date and, subject to the executive executing a release and general waiver of claims in favor of Kineta and adhering to the applicable restrictive covenants, the executive will also be entitled to the following additional severance benefits: (a) continuing salary payments for a period of 39 weeks (52 weeks in the instance of Dr. Iadonato), (b) COBRA reimbursement payments for a period of 9 months (12 months in the instance of Dr. Iadonato), and (c) all of employee’s unvested and outstanding equity awards that would have become vested had employee remained in the employ of Kineta for the 3-month period following the employee’s termination of employment shall immediately vest and become exercisable as of the date of the employee’s termination. In addition, in lieu of the foregoing severance benefits, if the employee separates from service (i) due to termination by Kineta for a reason other than “Cause” (as defined in the employment agreement), or (ii) due to resignation by the employee on account of “Good Reason” (as defined in the employment agreement) within 3 months prior to or during the 12-month period immediately following a Change in Control (as defined in the Equity Incentive Plan, provided, however, that the transactions contemplated by the Merger Agreement shall not constitute a Change in Control for purposes thereof) (the “Change in Control Protection Period”), the employee will be entitled to his or her salary and other benefits accrued through the separation date and, subject to the employee executing a release and general waiver of claims in favor of Kineta and adhering to the applicable restrictive covenants (other than with respect to accrued benefits), the employees will be entitled to the following respective additional severance benefits: (a) a lump sum severance payment equal to 39 weeks (52 weeks in the instance of Dr. Iadonato) of the employee’s base salary, (b) a prorated target bonus payment with respect to the year of termination, (c) COBRA reimbursement payments until the earlier of 9 months (12 months in the instance of Dr. Iadonato) following the executive’s termination of employment and the date that the executive and/or the executive’s eligible dependents become covered under similar plans, and (d) acceleration of all of employee’s unvested and outstanding equity awards as of the later of the date of the employee’s termination or the effective date of the Change in Control.
Each employment agreement with the named executive officers also provides that twenty-five percent (25%) of the executive’s unvested equity awards will automatically accelerate upon a Change in Control (as defined in the Equity Incentive Plan, provided, however, that the transactions contemplated by the Merger Agreement shall not constitute a Change in Control for purposes thereof).
The foregoing description of the employment agreements is not complete and is qualified in its entirety by reference to the full text of such agreements, the form of which is attached hereto as Exhibit 10.28 and incorporated herein by reference.

Kineta Benefit Plans
401(k) Plan
Kineta maintains a tax-qualified retirement plan that provides eligible employees with an opportunity to save for retirement on a tax-advantaged basis. All participants’ interests in their contributions are 100% vested when contributed. Contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. The retirement plan is intended to qualify under Section 401(a) of the Code. Matching contributions to the plan are made at the discretion of Kineta’s board of directors.
Other Health and Welfare Benefit Plans
Kineta also contributes to medical, disability and other standard insurance plans for its employees.
Kineta Equity Compensation
Kineta’s board of directors considers equity incentives to be important in aligning the interests of the named executive officers with those of its equityholders. As part of Kineta’s pay-for-performance philosophy, its compensation program tends to emphasize the long-term equity award component of total compensation packages paid to its named executive officers. In determining the size of the equity incentives to be awarded to Kineta’s named executive officers, Kineta takes into account a number of internal factors, such as the relative job scope, the value of existing long-term incentive awards, individual performance history, prior contributions and anticipated future contributions to Kineta and the size of prior grants. Kineta has granted options and restricted stock units to compensate its named executive officers.
Kineta has granted equity incentives both in the form of initial grants in connection with the commencement of employment and periodic refresher grants. Because employees are able to profit from options only if Kineta’s price increases relative to the option’s exercise price, Kineta believes options in particular provide meaningful incentives to employees to achieve increases in the value of Kineta’s equity over time. While Kineta intends that the majority of equity awards to its employees be made pursuant to initial grants or its periodic refresh grants, Kineta’s board of directors retains discretion to grant equity awards to employees at other times, including in connection with the promotion of an employee, to reward an employee, for retention purposes or for other circumstances recommended by management or Kineta’s board of directors. The exercise price of each option grant is the fair market value of Kineta’s common shares on the grant date. Kineta does not have any stock ownership requirements for its named executive officers.
2008 Stock Plan
Kineta’s 2008 Stock Plan (the “2008 Plan”) authorized the grant of options to employees and service providers for up to 11,700,000 shares of Kineta’s voting common stock (without adjustment in the Merger). All options granted have a term between five and ten years and have various vesting schedules such that they become exercisable at various points in time of continued employment or service as defined in each option agreement. Options granted under the 2008 Plan were designated as incentive or non-statutory stock options at the discretion of the plan administrator. Incentive and non-statutory stock options are exercisable at prices determined in the related Stock Option Agreements or at the discretion of Kineta. Stock options were issued at the estimated fair value of Kineta’s non-voting common stock (“NVCS”) on the date of grant. In 2018, the 2008 Plan expired and only option shares granted prior to the 2008 Plan expiration remain outstanding.
2010 Equity Incentive Plan
Kineta’s 2010 Equity Incentive Plan (the “2010 Plan”) authorizes the grant of options to employees and service providers for up to 8,100,000 shares of Kineta’s NVCS (without adjustment in the Merger). All options granted have a contractual term between eight and ten years and generally vest and have various vesting schedules such that they become exercisable at various points in time of continued employment or service as defined in each option agreement.
Options granted under the 2010 Plan may be designated as incentive or non-statutory stock options at the discretion of the plan administrator. Incentive and non-statutory stock options are exercisable at prices determined in the related Stock Option Agreements or at the discretion of the plan administrator. Stock options are issued at the estimated fair value of Kineta’s NVCS on the date of grant.

The 2010 Plan also authorizes stock appreciation rights (SARs) to employees. The SARs provide a participant with the right to receive the aggregate appreciation in stock price over the market price of Kineta’s common stock at the date of grant, payable in cash. The rights granted have varying vesting terms, including SARs that vest immediately upon grant date and satisfaction of the service-based requirement, typically three to five years.
In February 2020, the 2010 Plan expired and only option shares and SARs granted prior to the expiration remain outstanding.
2020 Equity Incentive Plan
Kineta’s 2020 Equity Incentive Plan (the “2020 Plan”) authorizes the grant of options to employees and service for up to 3,000,000 shares of Kineta’s voting common stock and 3,000,000 of Kineta’s non-voting common stock (without adjustment in the Merger). All options granted have a term between five and ten years and have various vesting schedules such that they become exercisable at various points in time of continued employment or service as defined in each option agreement. Such vesting schedule is subject to amendment by Kineta’s board of directors on a case by case basis, but in no case shall an option have a term of greater than 10 years. Options granted under the 2020 Plan may be designated as incentive or non-statutory stock options at the discretion of the Plan Administrator and as approved by Kineta’s board of directors at the time of the award. Incentive and non-statutory stock options are exercisable at prices determined in the related Stock Option Agreements or at the discretion of Kineta. Stock options are issued at the estimated fair value of Kineta’s voting or non-voting common stock on the date of grant.
The 2020 Plan also authorizes the grant of restricted stock units (“RSUs”) to employees and service providers. The units granted have varying vesting terms, including RSUs that vest immediately upon grant date and satisfaction of the service-based requirement, typically four years.
If the 2022 Equity Incentive Plan is adopted by the stockholders, then the 2020 Equity Incentive Plan will be terminated on the date the 2022 Equity Incentive Plan is so adopted, and thereafter no further equity awards will be issued under the 2020 Plan, though outstanding equity and equity-based awards previously granted under the 2020 Plan will remain outstanding pursuant to their terms. If the 2022 Equity Incentive Plan is not adopted by the stockholders, then the 2020 Equity Incentive Plan will continue as currently in effect.
2022 Equity Incentive Plan
In August 2022, Yumanity’s board of directors, subject to stockholder approval, adopted the 2022 Plan. If Yumanity’s stockholders approve the 2022 Plan, it will become effective upon the closing of the Merger. For a summary of the 2022 Plan, see Proposal No. 5 in this proxy statement/prospectus/information statement.
2016 Employee Stock Purchase Plan
The Yumanity 2016 Employee Stock Purchase Plan (the “ESPP”), was adopted by Yumanity’s board of directors on January 15, 2016 and approved by Yumanity’s stockholders on February 3, 2016. The ESPP became effective on February 10, 2016.
The ESPP initially authorized the issuance of up to a total of 138,757 shares of Yumanity common stock to participating employees. The ESPP provides that the number of shares reserved and available for purchase under the plan automatically increases each January 1, starting on January 1, 2017 and ending on January 1, 2026, by the least of (i) 138,757 shares of Yumanity common stock, (ii) 1% of all shares of Yumanity capital stock outstanding as of December 31 of the prior calendar year and (iii) an amount determined by the administrator of the ESPP, which is Yumanity’s compensation committee. These numbers are subject to adjustment in the event of a stock split, stock dividend or other change in Yumanity’s capitalization.
All employees of Yumanity and its designated subsidiaries whose customary employment is for more than 20 hours a week are eligible to participate in the ESPP. Any employee who owns, or would own upon a purchase under the ESPP, 5% or more of the voting power or value of Yumanity stock is not eligible to purchase shares under the ESPP.
We may make one or more offerings to eligible employees to purchase stock under the ESPP. Unless otherwise determined by the administrator of the ESPP, each offering begins on the first business day occurring on or after each January 1st and July 1st in such year and ends on the last business day occurring on or before the following June 30th and December 31st, respectively, each referred to as offering periods. The administrator may designate different offering periods in its discretion but no offering shall exceed six months in duration or overlap with another offering.

Each eligible employee who is a participant in the ESPP may purchase shares by authorizing payroll deductions at a minimum of 1% and up to 10% of his or her eligible compensation for each pay period. Unless the participating employee has previously withdrawn from the offering, his or her accumulated payroll deductions will be used to purchase Yumanity common stock on the last business day of the offering period at a price equal to 85% of the fair market value of the Yumanity common stock on either the first or the last day of the offering period, whichever is lower, provided that no more than 2,312 shares of Yumanity common stock or such other lesser maximum number established by the plan administrator may be purchased by any one employee during each offering period. Under applicable tax rules, an employee may purchase no more than $25,000 worth of Yumanity common stock, valued at the start of the purchase period, under the ESPP in any calendar year.
The accumulated payroll deductions of any employee who is not a participant on the last day of an offering period will be refunded. An employee’s rights under the ESPP terminate upon voluntary withdrawal from the plan or when the employee ceases employment with Yumanity or its designated subsidiaries for any reason.
The ESPP may be terminated or amended by Yumanity’s board of directors at any time. Amendments that increase the number of shares of common stock authorized under the ESPP and certain other amendments require the approval of Yumanity stockholders.

Outstanding Equity Awards as of December 31, 2021
The following table sets forth specified information concerning outstanding equity incentive plan awards for each of the named executive officers outstanding as of December 31, 2021.
		Option Awards(1)					Stock Awards(1)
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Non- Exercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price(1)	Option Expiration Date	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)(2)
Shawn Iadonato, Ph.D.	3/31/2014	1,800,000	—	—	0.83	12/31/2023	—	—
	11/9/2018	632,728	—	—	1.60	3/31/2024	—	—
	11/9/2018	227,272	—	—	1.76	11/9/2023	—	—
	11/9/2018	50,000	—	—	1.60	12/1/2023	—	—
	2/22/2021(3)	—	—	—	—	—	54,728	103,436
	2/22/2021(3)	—	—	—	—	—	3,182	6,014
	5/26/2021(4)	126,667	253,333	—	1.96	6/30/2027	—	—
	5/26/2021(5)	—	—	—	—	—	380,000	718,200
Craig W. Philips, M.B.A.	12/1/2013	255,000	—	—	0.80	5/25/2031	—	—
	6/30/2017	200,000	—	—	1.59	5/25/2031	—	—
	3/19/2018	50,000	—	—	1.60	5/25/2026	—	—
	11/9/2018	433,750	—	—	1.60	5/25/2031	—	—
	11/9/2018	50,000	—	—	1.60	5/25/2031	—	—
	11/9/2018	26,250	—	—	1.60	5/25/2031	—	—
	6/24/2019(6)	125,000	125,000	—	2.00	5/30/2032	—	—
	2/22/2021(3)	—	—	—	—	—	29,272	55,324
	2/22/2021(3)	—	—	—	—	—	23,409	44,243
	5/26/2021(4)	250,000	500,000	—	1.80	5/30/2032	—	—
	5/26/2021(5)	—	—	—	—	—	750,000	1,417,500
Pauline Kenny, Esq.	12/28/2012	232,500	—	—	0.63	7/30/2022	—	—
	12/31/2013	9,000	—	—	0.83	12/31/2023	—	—
	6/30/2017	62,893	—	—	1.59	6/29/2027	—	—
	6/30/2017	12,107	—	—	1.59	6/29/2027	—	—
	3/19/2018	290,000	—	—	1.60	3/19/2028	—	—
	11/9/2018	42,496	—	—	1.60	11/9/2028	—	—
	11/9/2018	33,504	—	—	1.60	11/9/2028	—	—
	2/22/2021 (3)	—	—	—	2.20	2/22/2031	23,291	44,020
	5/26/2021 (4)	16,667	33,333	—	1.80	5/26/2031	—	—
	5/26/2021 (5)	—	—	—	—	5/26/2031	50,000	94,500
(1)	Exercise prices reported without adjustment in the Merger.
(2)
Amounts in this column represent the value of restricted stock units (“RSUs”). The market value of the RSUs is calculated by multiplying the number of shares by $1.89, the fair value per share of Kineta common stock on December 31, 2021, as determined by the Kineta board of directors, without adjustment in the Merger.

(3)	Represents a grant of RSUs that become fully vested upon the 180 day anniversary after a change in control of the company or an initial public offering, which the Merger constituted.
(4)
Represents a grant of stock options that were vested as to 1/3 on the grant date, with the remainder subject to vesting in two equal annual installments on each of the first two anniversaries from grant, subject to the holder’s continued service on each vesting date.

(5)
Represents a grant of RSUs that become fully vested upon the 180 day anniversary after a change in control of the company or an initial public offering, which the Merger constituted, subject to the holder’s continued service on each vesting date.

(6)	Represents a grant of stock options that will vest over the 4 year period from June 24, 2019, in equal annual installments, subject to the holder’s continued service on each vesting date.
Director Compensation
Under Yumanity’s non-employee director compensation policy, Yumanity pays its non-employee directors a cash retainer for service on the Yumanity board of directors and for service on each committee on which the director is a member. The chair of each committee receives a higher retainer for such service. These fees are payable in arrears in four equal quarterly installments on the last day of each quarter, provided that the amount of such payment is prorated for any portion of such quarter that the director is not serving on the Yumanity board of directors. The fees paid to non-employee directors for service on the Yumanity board of directors and for service on each committee of the Yumanity board of directors on which the director is a member are as follows:
Annual Retainer ($)
Board of Directors:
All non-employee members	35,000
Audit Committee:
Chairperson	15,000
Non-Chairperson members	7,500
Compensation Committee:
Chairperson	10,000
Non-Chairperson members	5,000
Nominating and Corporate Governance Committee:
Chairperson	7,500
Non-Chairperson members	3,500
Yumanity also reimburses its non-employee directors for reasonable out-of-pocket expenses incurred by its non-employee directors in connection with attending meetings of the Yumanity board of directors and committees thereof.
In addition to cash compensation, each new non-employee director who is initially appointed or elected to the Yumanity board of directors is eligible to receive a one-time equity award of an option to purchase 14,800 shares of Yumanity common stock (the “Initial Grant”), which will vest quarterly over three years following the date of grant, subject to the director’s continued service. In addition, on the date of each of Yumanity’s annual meeting of stockholders, each non-employee director will be granted an additional option to purchase 7,400 shares of Yumanity common stock (the “Annual Grant”), which will vest quarterly over one year following the date of grant. Each Initial Grant and Annual Grant shall accelerate in full upon a Sale Event (as defined in the applicable equity plan). This program is intended to provide a total compensation package that enables Yumanity to attract and retain qualified and experienced individuals to serve as directors and to align Yumanity’s directors’ interests with those of Yumanity’s stockholders.
For the fiscal year ended December 31, 2021, Kineta did not have a director compensation policy in place; however, Kineta has provided non-employee directors with stock options and/or restricted stock units for their services as members of the board of directors.
Following completion of the Merger, it is expected that the combined organization will provide compensation to non-employee directors that is consistent with Yumanity’s current practices. However, these director compensation policies may be re-evaluated by the combined organization and the Compensation Committee following completion of the Merger and may be subject to change. Non-employee directors are expected to receive an annual retainer fee and equity compensation in the form of a stock option grant.
Director Compensation Tables
The following table presents the compensation earned and paid to each person who served as a member of the Yumanity board of directors during the fiscal year ended December 31, 2021 and who will serve as a director of the combined organization following completion of the Merger.
Name	Year	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Richard Peters, M.D., Ph.D.(4)	2021	—	1,358,370	2,239,770	278,100	618,000(5)	4,494,240
David Arkowitz, M.B.A.	2021	46,000	—	159,802	—	—	205,802
(1)	Amounts represent cash compensation for services rendered as a director during 2021.

(2)
Amounts represent restricted stock units granted during 2021. Amounts represent the aggregate grant-date fair value of restricted stock units awarded during 2021, computed in accordance with FASB ASC Topic 718 excluding any estimates of forfeitures related to service-based vesting conditions. For information regarding assumptions underlying the valuation of equity awards, see Note 12 to Yumanity’s financial statements included in the Annual Report on Form 10-K for the year ended December 31, 2021 filed with the SEC on March 24, 2022. These amounts do not correspond to the actual value that may be recognized by the individuals upon vesting or settlement of the applicable awards.

(3)
Amounts represent stock options granted during 2021. Amounts represent the aggregate grant-date fair value of stock options awarded during 2021, computed in accordance with FASB ASC Topic 718 excluding any estimates of forfeitures related to service-based vesting conditions. For information regarding assumptions underlying the valuation of equity awards, see Note 12 to Yumanity’s financial statements included in the Annual Report on Form 10-K for the year ended December 31, 2021 filed with the SEC on March 24, 2022. These amounts do not correspond to the actual value that may be recognized by the individuals upon vesting or exercise of the applicable awards.

(4)	For 2021, Dr. Peters served as Yumanity’s President and Chief Executive Officer and did not receive any additional compensation for serving as a member of Yumanity’s board of directors.
(5)	Amount represents Dr. Peters’ salary earned for services during 2021 as Yumanity’s President and Chief Executive Officer.
The following table sets forth compensation earned and paid to each person who served as a member of the Kineta board of directors during the fiscal year ended December 31, 2021 and who will serve as a director of the combined organization following completion of the Merger. No cash compensation was paid to the non-employee directors in 2021. Ms. Hwang joined the Kineta board of directors in June 2022 and as such did not receive any compensation from the company in 2021. See the section titled “Kineta Executive Compensation” for more information on the compensation paid to or earned by Dr. Iadonato for the year ended December 31, 2021.
Name	Year	Stock Awards ($)(1)	Option Awards ($)(2)	Total ($)
Marion R. Foote, M.B.A.(3)	2021	115,499	75,862	191,361
Raymond Bartoszek, M.B.A.(3)	2021	115,499	75,862	191,361
Jiyoung Hwang(4)	2021	—	—	—
(1)
Amounts represent restricted stock units granted during 2021. Amounts represent the aggregate grant-date fair value of restricted stock units awarded during 2021, computed in accordance with FASB ASC Topic 718 excluding any estimates of forfeitures related to service-based vesting conditions. For information regarding assumptions underlying the valuation of equity awards, see Note 11 to Kineta’s financial statements included elsewhere in this proxy statement/prospectus/information statement. These amounts do not correspond to the actual value that may be recognized by the individuals upon vesting or settlement of the applicable awards.

(2)
Amounts represent stock options granted during 2021. Amounts represent the aggregate grant-date fair value of stock options awarded during 2021, computed in accordance with FASB ASC Topic 718 excluding any estimates of forfeitures related to service-based vesting conditions. For information regarding assumptions underlying the valuation of equity awards, see Note 11 to Kineta’s financial statements included elsewhere in this proxy statement/prospectus/information statement. These amounts do not correspond to the actual value that may be recognized by the individuals upon vesting or exercise of the applicable awards.

(3)
In 2021, each of Ms. Foote and Mr. Bartoszek was granted 50,000 options to acquire Kineta stock and 59,545 restricted stock units. As of December 31, 2021, each of Ms. Foote and Mr. Bartoszek held 290,000 options to acquire Kineta stock and 59,545 restricted stock units.

(4)
Ms. Hwang became a director of Kineta in June 2022 and did not receive any compensation from Kineta for service on the board of directors in 2021. As of December 31, 2021, Ms. Hwang held no options or restricted stock units.

Compensation Committee Interlocks and Insider Participation
Each member of the Compensation Committee of the combined organization is expected to be an “outside” director as that term is defined in Section 162(m) of the Code, a “non-employee” director within the meaning of Rule 16b-3 of the rules promulgated under the Exchange Act and independent within the meaning of the independent director guidelines of Nasdaq. None of the combined organization’s proposed executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers who is proposed to serve on the combined organization’s board of directors or compensation committee following the completion of the Merger.

RELATED PARTY TRANSACTIONS OF DIRECTORS AND EXECUTIVE OFFICERS
OF THE COMBINED ORGANIZATION
Described below are all transactions occurring since January 1, 2020 and all currently proposed transactions to which either Yumanity or Kineta was a party and in which
•	The amounts involved exceeded or will exceed $120,000 or 1% of the average of the total assets of Yumanity or Kineta, as the case may be, at year-end for the last two completed fiscal years; and
•
A director, executive officer, holder of more than 5% of the outstanding capital stock of Yumanity or Kineta, or any member of such person’s immediate family had or will have a direct or indirect material interest, other than compensation, termination and change in control arrangements that are described under the section titled “Management Following the Merger—Kineta Executive Compensation” of this proxy statement/prospectus/information statement.

Yumanity Transactions
2020 Private Placement
In connection with the merger between Proteostasis Therapeutics, Inc. (“Proteostasis”) and Yumanity, Inc., on December 14, 2020, Yumanity entered into a subscription agreement with certain investors (the “2020 Subscription Agreement”) for the sale of 1,460,861 shares of common stock at a purchase price of $23.00 per share, for an aggregate purchase price of approximately $33.6 million (the “2020 Private Placement”). The 2020 Private Placement closed on December 22, 2020 following the closing of the merger.
The following table summarizes the purchases of Yumanity’s common stock by related persons in the 2020 Private Placement:
Investor	Shares of Common Stock	Total Purchase Price
Entities affiliated with Fidelity(1)	434,780	$9,999,940.00
Franklin Berger(2)	65,217	$1,500,000.00
(1)
Consists of (i) 19,530 shares held by Fidelity Mt. Vernon Street Trust: Fidelity Series Growth Company Fund, (ii) 106,446 units held by Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund, (iii) 115,573 shares held by Fidelity Growth Company Commingled Pool, (iv) 19,318 units held by Fidelity Mt. Vernon Street Trust: Fidelity Growth Company K6 Fund, (v) 173,913 shares held by Fidelity Select Portfolios: Biotechnology Portfolio.

(2)	Franklin Berger is a former member of the board directors of Proteostasis.
In connection with the 2020 Subscription Agreement, Yumanity entered into a registration rights agreement with the purchasers pursuant to which Yumanity agreed to prepare and file a registration statement with the SEC within 60 days after the closing of the 2020 Private Placement for the purposes of registering the resale of the shares. Yumanity also agreed, among other things, to indemnify the purchasers, their officers, directors, members, employees and agents, successors and assigns from certain liabilities and to pay fees and expenses (excluding any underwriting discounts and commissions and transfer taxes) incident to Yumanity’s obligations under the registration rights agreement. Pursuant to the Subscription Agreement, Yumanity filed a Registration Statement on Form S-3 (File No. 333-252695) with the SEC, which was declared effective on February 11, 2021.
Support Agreements in Proteostasis Merger
In connection with the merger between Proteostasis and Yumanity, Inc., Proteostasis, Yumanity, Inc. and Yumanity Holdings, LLC (“Holdings”) entered into support agreements with certain equityholders of Holdings, pursuant to which, among other things, each of these equityholders agreed, solely in its capacity as a securityholder, to vote all of its Holdings equity interest (a) in favor of (i) the approval and adoption of the merger agreement with Proteostasis, (ii) the approval of the Yumanity Reorganization (as defined below) and approval and adoption of any and all agreements, certificates or documents required or deemed necessary or appropriate in connection with the Yumanity Reorganization, (iii) any proposal to adjourn or postpone the meeting if there are not sufficient votes for the adoption of the merger agreement with Proteostasis and approval of related transactions on the date on which such meeting was held and (iv) the approval of any other matter necessary to consummate the transactions contemplated by the merger agreement with Proteostasis that were considered and voted upon by Holdings’ equityholders, such as the

Yumanity Reorganization, and (b) against any “acquisition proposal,” as defined in the merger agreement with Proteostasis. Holdings, as the sole stockholder of Yumanity, Inc. before the Yumanity Reorganization, was also party to a support agreement with Proteostasis pursuant to which Holdings agreed to vote a number of its shares proportionate to the outstanding equity interests of Holdings that have voted in favor of (or consented to) the approval and adoption of the merger agreement and approval of the merger with Proteostasis, approval of the Yumanity Reorganization or any other matter necessary to consummate the transactions contemplated by the merger agreement and against any “acquisition proposal,” as defined in the merger agreement with Proteostasis. The parties to these support agreements include executive officers and directors of Yumanity, Inc. and Holdings and certain entities who directly owned at least 5% of Yumanity, Inc.’s outstanding stock following the Yumanity Reorganization.
In connection with the merger between Proteostasis and Yumanity, Inc., Proteostasis, Yumanity, Inc. and Holdings also entered into support agreements directors and officers of Proteostasis, pursuant to which, among other things, each of these stockholders agreed, solely in his or her capacity as a stockholder, to vote all of his or her shares of Proteostasis common stock (a) in favor of the Proteostasis stockholder proposals and any other matter necessary to consummate the transactions contemplated by the merger agreement and voted on by the Proteostasis stockholders and (b) against any “acquisition proposal,” as defined in the merger agreement with Proteostasis.
Upon the completion of the merger between Proteostasis and Yumanity, Inc., the obligations of the parties to the vote their shares as set forth in the support agreements terminated and none of the parties have any remaining rights or obligations under the agreements.
Lock-up Agreements
In connection with the merger between Proteostasis and Yumanity, Inc., certain of Yumanity, Inc.’s then-current directors and officers and certain equityholders of Holdings, including Alexandria Equities No. 7, LLC, entities associated with Fidelity, Merck Sharp & Dohme Corp., Biogen New Ventures Inc., N. Anthony Coles, M.D. and certain trusts affiliated with the estate of Susan Lindquist, Ph.D., agreed to not sell, pledge, or otherwise transfer shares of the combined organization for a period of 180 days following completion of the merger with Proteostasis.
Yumanity Reorganization
Immediately prior to completing the merger between Proteostasis and Yumanity, Inc., Yumanity completed a series of transactions pursuant to which Holdings, the sole stockholder and holding company parent of Yumanity, Inc. (formerly Yumanity Therapeutics, Inc.) merged with and into Yumanity, Inc. and Yumanity, Inc. continued to exist as the surviving corporation (the “Yumanity Reorganization”). In connection with the Yumanity Reorganization, by operation of law, Yumanity, Inc. acquired all assets of Holdings and assumed all of its liabilities and obligations. Additionally, all securities of Holdings were converted into and became securities of Yumanity, Inc.
Merck Collaboration Agreement
In June 2020, Yumanity entered into an exclusive license and research collaboration agreement (the “Merck Collaboration Agreement”) with Merck Sharp & Dohme Corp. (“Merck”), pursuant to which Yumanity granted Merck an exclusive worldwide license under certain intellectual property related to two certain undisclosed targets in connection with Yumanity’s amyotrophic lateral sclerosis and frontotemporal lobar degeneration programs. As consideration for the licenses granted to Merck under the Merck Collaboration Agreement, Merck paid Yumanity a one-time upfront payment and also purchased Class C preferred units of Yumanity Holdings, LLC. Under the terms of the Merck Collaboration Agreement, Yumanity is eligible to receive up to $530 million upon achievement of certain research, development and sales milestones, of which Yumanity received $5 million in February 2022. Yumanity is also eligible to receive tiered royalties on net sales of licensed products.
Class C Preferred Unit Financing
In June 2020, Holdings issued and sold an aggregate of 5,404,588 Class C preferred units pursuant to a unit purchase agreement at a cash purchase price of $4.0008 per unit for an aggregate purchase price of approximately $21.6 million. Purchasers of Holdings’ Class C preferred units included Holdings’ venture capital fund investors and strategic investors that beneficially owned more than 5% of outstanding Holdings capital stock and/or were represented on Holdings’ board of directors at the time of sale of the Class C preferred units. The following table presents the number of shares and the total purchase price paid by these entities:
Investor	Class C Preferred Units	Total Class C Purchase Price
Alexandria Equities No. 7, LLC(1)	691,990	$2,768,513.60
Entities affiliated with Fidelity(2)	1,099,780	$4,399,999.83
Entities affiliated with Redmile Group, LLC(3)	499,900	$1,999,999.92
Merck Sharp & Dohme Corp.	2,499,500	$9,999,999.60
N. Anthony Coles, M.D.(4)	249,950	$999,999.96
(1)	Lynne Zydowsky, Ph.D. was a member of Holdings’ board of directors and is the chief science officer of Alexandria Real Estate Equities, Inc., an affiliate of Alexandria Equities No. 7, LLC.
(2)
Consisted of (i) 117,944 units held by Fidelity Mt. Vernon Street Trust: Fidelity Series Growth Company Fund, (ii) 478,304 units held by Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund, (iii) 440,788 units held by Fidelity Growth Company Commingled Pool and (iv) 62,744 units held by Fidelity Mt. Vernon Street Trust : Fidelity Growth Company K6 Fund.

(3)	Consisted of (i) 124,975 units held by RAF, L.P. and (ii) 374,925 units held by Redmile Biopharma Investments I, L.P.
(4)	Represented 249,950 units held by the Coles 2016 Irrevocable Trust. N. Anthony Coles, M.D. was a 5% holder of Holdings and a member of Holdings’ board of directors.
Indemnification Agreements
Yumanity has entered into indemnification agreements with each of its directors and officers. The indemnification agreements and Yumanity’s amended and restated Certificate of Incorporation and amended and restated Bylaws require Yumanity to indemnify its directors and officers to the fullest extent permitted by Delaware law.
Procedures for Related Party Transactions
Yumanity has a written policy that requires all transactions between Yumanity and any director, executive officer, holder of 5% or more of any class of Yumanity’s capital stock or any member of the immediate family of, or entities affiliated with, any of them, or any other related persons (as defined in Item 404 of Regulation S-K) or their affiliates, in which the amount involved is equal to or greater than $120,000, be approved in advance by Yumanity’s Audit Committee. Any request for such a transaction must first be presented to Yumanity’s Audit Committee for review, consideration and approval. In approving or rejecting any such proposal, Yumanity’s Audit Committee is to consider the relevant facts and circumstances available and deemed relevant to the Audit Committee, including, but not limited to, the extent of the related party’s interest in the transaction, and whether the transaction is on terms no less favorable to us than terms we could have generally obtained from an unaffiliated third party under the same or similar circumstances.
Prior to Yumanity’s board of directors’ consideration of a transaction with a related person, the material facts as to the related person’s relationship or interest in the transaction are disclosed to Yumanity’s board of directors, and the transaction is not approved by Yumanity’s board of directors unless a majority of the directors approved the transaction.
Kineta Transactions
Subscription Agreement
On May 27, 2021, Kineta and CBI USA, Inc. (“CBI USA”) entered into a subscription agreement (the “CBI USA Subscription Agreement”) for the sale of 1,485,331 shares of Kineta voting common stock and 3,805,674 shares of Kineta non-voting common stock at a purchase price of $1.89 per share for an aggregate purchase price of approximately $10 million. CBI USA is a greater than 5% holder of Kineta common stock and an affiliate of Jiyoung Hwang, a member of the Kineta board of directors.
In connection with the CBI USA Subscription Agreement, Kineta entered into a (i) voting agreement, (ii) investors rights agreement and (iii) right of first refusal and co-sale agreement (together, the “CBI USA Ancillary Agreements”), which afforded the parties thereto certain rights and obligations. The officers and directors of Kineta are also parties to the CBI USA Ancillary Agreements.

Promissory Notes
On October 3, 2019, Kineta entered into a promissory note at an interest rate of 16% per annum with Marion R. Foote, a member of the Kineta board of directors, in the amount of $1 million. On October 16, 2020, the note was amended to (i) extend the maturity date from December 31, 2021 to September 30, 2022 for the first half of the outstanding principal amount and to March 31, 2023 for the remaining half of the outstanding principal amount, (ii) reduce the interest rate from 16% to 6% for the period of September 16, 2020 to December 31, 2021 and (iii) issue to Marion R. Foote additional warrants to purchase 64,583 shares of Kineta non-voting common stock at an exercise price of $0.01 per share.
On October 15, 2019, Kineta entered into a promissory note at an interest rate of 16% per annum with M&M Financial, LLC (“M&M”) and LTO Holdings, LLC (“LTO”) in the amount of $8,670,000, $670,000 of which was paid off on February 15, 2020 (as amended, the “M&M and LTO Note”). M&M and LTO are affiliated with Donald Merlino, a member of the Kineta board of directors. On October 20, 2020, the M&M and LTO Note was amended to (i) extend the maturity date from December 31, 2021 to September 30, 2022 for the first half of the outstanding principal amount and to March 31, 2023 for the remaining half of the outstanding principal amount, (ii) reduce the interest rate to from 16% to 6% for the period of September 16, 2020 to December 31, 2021 and (iii) issue to M&M additional warrants to purchase 322,917 shares of Kineta non-voting common stock and issue to LTO additional warrants to purchase 193,750 shares of Kineta non-voting common stock at an exercise price of $0.01 per share.
On November 29, 2019, Kineta entered into a promissory note at an interest rate of 16% per annum with Steven Mitchell, a member of the Kineta board of directors, in the amount of $500,000. On October 23, 2020, the note was amended to (i) extend the maturity date from February 28, 2022 to November 29, 2022 for the first half of the outstanding principal amount and to May 29, 2023 for the remaining half of the outstanding principal amount, (ii) reduce the interest rate from 16% to 6% for the period of October 1, 2020 to February 28, 2022 and (iii) issue to Steven Mitchell additional warrants to purchase 32,192 shares of Kineta non-voting common stock at an exercise price of $0.01 per share.
On February 18, 2022, Kineta pre-paid $4 million of a $4.8 million promissory note issued to RLB Holdings LLC, an affiliate of Raymond Bartoszek, a member of the Kineta board of directors. The note was entered into on October 15, 2019 at an interest rate of 16% per annum. On October 15, 2020, the note was amended to (i) extend the maturity date from December 31, 2021 to September 30, 2022 for the first half of the outstanding principal amount and to March 31, 2023 for the remaining half of the outstanding principal amount, (ii) reduce the interest rate from 16% to 6% for the period of September 16, 2020 to December 31, 2021 and (iii) issue to RLB Holdings LLC additional warrants to purchase 310,000 shares of Kineta non-voting common stock at an exercise price of $0.01 per share.
On April 26, 2022, Kineta entered into a convertible promissory note with CBI USA in the amount of $2.4 million. The note bears interest at a rate of 6% per annum and matures on April 26, 2024, unless converted upon a conversion event, including the Merger, prior to maturity.
Support Agreements
In connection with the Merger, Shawn Iadonato, Ph.D., Charles Magness and CBI USA entered into support agreements, pursuant to which, among other things, each of these shareholders agreed, solely in his or its capacity as a shareholder, to vote all of his or its shares of Kineta common stock held by them (a) in favor of (i) the approval and adoption of the Merger Agreement and approval of the transactions contemplated by the Merger Agreement, (ii) any proposal to adjourn or postpone the meeting if there are not sufficient votes for the adoption of the Merger Agreement and approval of related transactions on the date on which such meeting is held and (iii) the approval of any other matter necessary to consummate the transactions contemplated by the Merger Agreement that are considered and voted upon by Kineta’s shareholders, and (b) against any “acquisition proposal,” as defined in the Merger Agreement. For a detailed description of the support agreements, see the sections titled “Prospectus Summary—Support Agreements” and “Agreements Related to the Merger—Support Agreements and Written Consent” in this proxy statement/prospectus/information statement.
Lock-up Agreements
In connection with the Merger, certain of Kineta’s directors and officers and certain shareholders of Kineta, including Shawn Iadonato, Ph.D., Charles Magness and CBI USA, agreed, subject to limited exceptions, to not sell, pledge or otherwise transfer shares of the combined organization for a period of 180 days following completion of the Merger.

Indemnification Agreements
Kineta’s amended and restated articles of incorporation and amended and restated bylaws require Kineta to indemnify its directors and officers to the fullest extent permitted by Washington law. In connection with the Merger, the combined organization intends to enter into indemnification agreements with each of its directors and officers. The indemnification agreements and the combined organization’s bylaws that will be in effect upon the closing of the Merger require the combined organization to indemnify its directors and officers to the fullest extent permitted by Delaware law.
Compensation Arrangements
For information on compensation arrangements with Kineta’s executive officers and directors, see the section titled “Management Following the Merger—Kineta Executive Compensation” and “—Kineta Director Compensation” in this proxy statement/prospectus/information statement.
Proposed Transactions
Prior to the closing of the Merger, (i) Kineta plans to pay off $4 million of the principal amount of the M&M and LTO Note; (ii) certain members of the board of directors of Kineta who hold debt notes plan to convert their debt (or a portion thereof) into equity at a 15% discount of the then-fair market value and (iii) CBI USA plans to make a $5 million investment in a convertible note and warrant offering.
Policies and Procedures for Related Party Transactions
While Kineta does not have a formal written policy or procedure for the review, approval or ratification of related party transactions, it has been the practice of the Kineta board of directors to consider the nature of and business reason for such transactions, how the terms of such transactions compared to those which might be obtained from unaffiliated third parties and whether such transactions were otherwise fair to and in the best interests of, or not contrary to, Kineta’s best interests.
Upon consummation of the Merger, the audit committee of the board of directors of the combined organization will apply Yumanity’s related party transaction policy, described above, until such time as the board of directors of the combined organization shall amend the policy. All of the Kineta transactions described in this section were entered into prior to the application of this policy to Kineta.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The unaudited pro forma condensed combined information does not give effect to the Yumanity Reverse Stock Split, described in “Yumanity Proposal No. 2: Approval of the Amendment to the Certificate of Incorporation of Yumanity Effecting the Yumanity Reverse Stock Split” of this proxy/prospectus/information statement, as any adjustment for the proposed reverse stock split is not factually supportable given that the terms of the proposed reverse stock split are not yet known.
The following unaudited pro forma condensed combined financial information gives effect to the Merger and other related events contemplated by the Merger Agreement as described in Note 1 to this unaudited pro forma condensed combined financial information. The Merger will be accounted for as a reverse acquisition, with Kineta being deemed the acquiring company for accounting purposes.
Kineta was determined to be the accounting acquirer based upon the terms of the Merger and other factors including (i) Kineta retains a majority voting and equity interest in the combined organization, (2) the Kineta executive management team will be the management team of the combined organization, and (3) Kineta directors will hold the largest board of director representation in the combined organization.
The Merger is expected to be accounted for as an asset acquisition as, at the time of the closing of the Merger, Yumanity is not expected to meet the definition of a business as it will have a nominal workforce, if any, and substantially all of its value will be concentrated in cash and IPR&D assets. In addition, Yumanity determined that the Asset Sale would not qualify as a sale of a business under the rules and regulations of the SEC.
The unaudited pro forma condensed combined balance sheet as of June 30, 2022 assumes that the Merger took place on June 30, 2022 and combines the historical balance sheets of Yumanity and Kineta as of June 30, 2022. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2022 and for the year ended December 31, 2021 assumes that the Merger took place as of January 1, 2021 and combines the historical results of Yumanity and Kineta for the respective periods presented. The historical financial information of Yumanity and Kineta have been adjusted to give pro forma effect to transaction accounting adjustments. Adjustments are based on information available to management during the preparation of the unaudited pro forma condensed combined financial information and assumptions that management believes are reasonable and supportable.
The unaudited pro forma condensed combined financial information have been prepared for illustrative purposes only and are not necessarily indicative of the financial position or results of operations in future periods or the results that actually would have been realized had Yumanity and Kineta been a combined organization during the specified period. The unaudited pro forma condensed combined financial information, including the notes thereto, should be read in conjunction with the Yumanity and Kineta historical audited financial statements for the year ended December 31, 2021 and the unaudited condensed financial statements for the six months ended June 30, 2022 included elsewhere in this proxy statement/prospectus/information statement.
Accounting rules require evaluation of certain assumptions, estimates, or determination of financial statement classifications. The accounting policies of Yumanity may materially vary from those of Kineta. During preparation of the unaudited pro forma condensed combined financial information, management has performed a preliminary analysis of Yumanity’s accounting policies and financial statement classifications and is not aware of any material differences in the application of U.S. GAAP between the two companies. Following the acquisition, management will conduct a final review of Yumanity’s accounting policies in order to determine if differences in accounting policies require adjustment or reclassification of Yumanity’s results of operations or reclassification of assets or liabilities to conform to Kineta’s accounting policies and classifications. As a result of this review, management may identify differences that, when conformed, could materially differ from these unaudited pro forma condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Balance Sheet
June 30, 2022
(In thousands)
		Transaction Accounting Adjustments				Transaction Accounting Adjustments		Transaction Accounting Adjustments
	Yumanity	Asset Sale/ Distribution	Note 4	Yumanity (As adjusted)	Kineta	Merger	Note 4	Private Placement	Note 4	Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$11,846	$26,000	A	$15,259	$4,468	$—		$30,000	K	$48,752
		(4,599)	B					(975)	L
		(17,988)	C
Restricted cash	828			828	—					828
Prepaid expenses and other current assets	1,854	(15)	A	1,839	1,123	(957)	I			2,005
Total current assets	14,528	3,398		17,926	5,591			29,025		51,585
Property, plant and equipment, net	60			60	211					271
Operating lease, right of use asset	831			831	1,550	(272)	F			2,109
Restricted cash, net of current portion	50			50	75					125
Total assets	$15,469	$3,398		$18,867	$7,427	$(1,229)		$29,025		$54,090
Liabilities and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$1,599	$(1,599)	B	$—	$4,123	$—		$—		$4,123
Accrued expenses and other current liabilities	2,422	(2,422)	B	—	1,983	2,471	D			12,417
						3,440	E
						4,523	I
Notes payable (with related parties $5,916)	—			—	6,437					6,437
Operating lease liabilities	559			559	789					1,348
Finance lease liabilities	—			—	38					38
Short-term borrowings	578	(578)	B	—	—					—
Deferred revenue	2,381			2,381	74					2,455
Total current liabilities	7,539	(4,599)		2,940	13,444	10,434		—		26,818
Notes payable, net of current portion (with related parties $8,521)	—			—	12,177	(5,211)	J			6,966
Operating lease liabilities, net of current portion	—			—	981					981
Finance lease liabilities, net of current portion	—			—	104					104
Total liabilities	7,539	(4,599)		2,940	26,706	5,223		—		34,869
Stockholders' equity (deficit):
Preferred stock	—			—	—					—
Common stock	11			11	7	52	G	14	K	73
						(11)	H
Additional paid-in capital	213,458	(17,988)	C	195,470	79,658	19,791	G	29,986	K	133,671
						(195,470)	H	(975)	L
						5,211	J
Accumulated deficit	(205,539)	25,985	A	(179,554)	(99,136)	(2,471)	D			(114,715)
						(3,440)	E
						(272)	F
						(19,843)	G
						195,481	H
						(5,480)	I
Noncontrolling interests	—			—	192					192
Total stockholders' equity	7,930	7,997		15,927	(19,279)	(6,452)		29,025		19,221
Total liabilities and stockholders' equity (deficit)	$15,469	$3,398		$18,867	$7,427	$(1,229)		$29,025		$54,090
See accompanying notes to the unaudited pro forma condensed combined financial information.

Unaudited Pro Forma Condensed Combined Statement of Operations
(In thousands, except per share data)
	For Six Months Ended June 30, 2022
		Transaction Accounting Adjustments				Transaction Accounting Adjustments
	Yumanity	Asset Sale/ Distribution	Note 4	Yumanity (As adjusted)	Kineta	Merger	Note 4	Pro Forma Combined
Revenue:
Licensing revenue	$—	$—		$—	$967	$—		$967
Grant revenue	—			—	299			299
Collaboration revenue	2,679			2,679	—			2,679
Total revenue	2,679	—		2,679	1,266	—		3,945
Operating expenses:
Research and development	6,037	(2,078)	AA	3,959	7,902			11,861
General and administrative	10,382			10,382	3,434			13,816
Impairment loss	3,901			3,901	—			3,901
Total operating expenses	20,320	(2,078)		18,242	11,336	—		29,578
Loss from operations	(17,641)	2,078		(15,563)	(10,070)	—		(25,633)
Other income (expense):
Interest expense	(217)			(217)	(1,140)	76	DD	(1,281)
Change in fair value measurement of notes payable	—			—	(124)	411	DD	287
Interest income and other income (expense), net	(168)			(168)	(14)			(182)
(Loss) gain on debt extinguishment	(200)			(200)	495			295
Total other income (expense), net	(585)	—		(585)	(783)	487		(881)
Net loss	(18,226)	2,078		(16,148)	(10,853)	487		(26,514)
Net income (loss) attributable to noncontrolling interest	—				1			1
Net loss attributable to common stockholders	$(18,226)	$2,078		$(16,148)	$(10,854)	$487		$(26,515)
Net loss per common share, basic and diluted	$(1.69)				$(0.16)			$(0.36)
Weighted average common share outstanding – basic and diluted	10,800				69,276	3,381	EE	72,657
See accompanying notes to the unaudited pro forma condensed combined financial information.

Unaudited Pro Forma Condensed Combined Statement of Operations
(In thousands, except per share data)
	For Year Ended December 31, 2021
		Transaction Accounting Adjustments				Transaction Accounting Adjustments
	Yumanity	Asset Sale/ Distribution	Note 4	Yumanity (As adjusted)	Kineta	Merger	Note 4	Pro Forma Combined
Revenue:
Licensing revenue	$—	$—		$—	$7,883	$—		$7,883
Grant revenue	—			—	1,208			1,208
Collaboration revenue	8,044			8,044	—			8,044
Total revenue	8,044	—		8,044	9,091	—		17,135
Operating expenses:
Research and development	26,410	(10,103)	AA	16,307	15,561	15,579	BB	47,447
General and administrative	20,379			20,379	4,623	2,471	CC	27,473
Gain on sale of assets	—	(25,985)	AA	(25,985)	—			(25,985)
Total operating expenses	46,789	(36,088)		10,701	20,184	18,050		48,935
Loss from operations	(38,745)	36,088		(2,657)	(11,093)	(18,050)		(31,800)
Other income (expense):
Interest expense	(1,817)			(1,817)	(1,293)			(3,110)
Change in fair value measurement of notes payable	—			—	(1,142)			(1,142)
Interest income and other income (expense), net	(75)	—		(75)	(8)			(83)
(Loss) gain on debt extinguishment	1,134			1,134	1,719			2,853
Total other income (expense), net	(758)	—		(758)	(724)	—		(1,482)
Net loss	(39,503)	36,088		(3,415)	(11,817)	(18,050)		(33,282)
Net income (loss) attributable to noncontrolling interest	—			—	—			—
Net loss attributable to common stockholders	$(39,503)	$36,088		$(3,415)	$(11,817)	$(18,050)		$(33,282)
Net loss per common share, basic and diluted	$(3.84)				$(0.19)			$(0.46)
Weighted average common share outstanding – basic and diluted	10,283				63,346	8,794	EE	72,140
See accompanying notes to the unaudited pro forma condensed combined financial information.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
1. Description of the Merger and other related transactions
On June 5, 2022, Kineta entered into an Agreement and Plan of Merger (the “Merger Agreement”), with Yumanity pursuant to which, among other things, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, a wholly-owned subsidiary of Yumanity will merge with and into Kineta, with Kineta becoming a wholly-owned subsidiary of Yumanity and the surviving corporation following the closing of the merger (the “Merger”). At the closing of the Merger, each outstanding share of Kineta’s common stock will be converted into the right to receive a number of shares of common stock of Yumanity (“Exchange Ratio”). This Exchange Ratio is based on (A) the capitalization of the parties as of closing and (B) a valuation of Yumanity equal to $34.0 million, after giving effect to the asset sale as discussed below and subject to adjustment as described in the Merger Agreement, and a valuation of Kineta equal to $228.0 million. Under certain circumstances further described in the Merger Agreement, Yumanity’s valuation may be adjusted upward or downward, with a corresponding adjustment to the Exchange Ratio, based on whether Yumanity has net cash above or below $10.0 million at the closing of the Merger. Based on management’s current assumptions, the Exchange Ratio is approximately 0.65 shares of Yumanity common stock for each share of Kineta common stock, which Exchange Ratio is subject to change based on the amount of Yumanity net cash and changes in the capitalization of Yumanity and Kineta prior to the closing. Immediately after the closing of the Merger, based on the estimated Exchange Ratio, and after giving effect to the Private Placement, Kineta securityholders are expected to own approximately 71.2% of the Yumanity common stock on a fully diluted basis, Yumanity securityholders are expected to own approximately 12.5% of the Yumanity common stock on a fully diluted basis, and the PIPE Investors are expected to own approximately 16.3% of the Yumanity common stock on a fully diluted basis.
Each outstanding and unexercised option with respect to Kineta’s common stock under Kineta’s stock option plans will be converted into options to purchase a number of shares of Yumanity common stock based on the Exchange Ratio. Each outstanding restricted stock and restricted stock unit with respect to Kineta’s common stock will be converted into restricted stock and restricted stock units, respectively, to a number of restricted stock and restricted stock units, respectively, of Yumanity common stock based on the Exchange Ratio. Each outstanding warrant with respect to Kineta’s common stock will be converted into warrants to purchase a number of shares of Yumanity common stock based on the Exchange Ratio.
Yumanity’s stockholders will continue to own and hold their existing shares of Yumanity common stock. Each outstanding and unexercised option with respect to Yumanity’s common stock under Yumanity’s stock option plans which are in-the-money will be automatically net exercised into shares of Yumanity common stock. Out-of-the-money options will be cancelled. Each outstanding restricted stock award and restricted stock unit will fully vest upon closing of the Merger. Outstanding warrants to purchase Yumanity common stock will remain outstanding.
Other Related Events in Connection with the Merger
Other related events that are contemplated to take place in connection with, but not contingent on, the Merger are summarized below:
Asset Purchase Agreement and Distribution
On June 5, 2022, Yumanity entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) with Janssen Pharmaceutica NV (“Janssen”) under which Yumanity will sell to Janssen (such transaction, the “Asset Sale”) all of its rights, title and interest in and to clinical-stage product candidate YTX-7739 as well as Yumanity’s unpartnered pre-clinical and discovery-stage product candidates, including YTX-9184 and YTX-8598, and related intellectual property rights (the “Purchased Assets”) for a purchase price of $26.0 million in cash. Yumanity determined the Asset Sale did not qualify as a sale of a business under Article 11 of Regulation S-X. At December 31, 2021 and 2020, there were no significant net assets related to the assets sold and direct external R&D expenses associated with the related programs for the years ended December 31, 2021 and 2020 totaled $10.1 million and $7.3 million, respectively. For the six months ended June 30, 2022 and 2021, direct external expenses related to the assets sold were $2.1 million and $5.3 million, respectively. There were no other relevant direct expenses related to the assets sold.

In connection with the closing of the Asset Sale, Yumanity plans to distribute any remaining available cash proceeds from the Asset Sale to Yumanity stockholders via a one-time dividend, net of net cash requirements associated with the closing of the Merger (“Distribution”) and any amounts retained for outstanding obligations unless settled prior to the Distribution.
Private Placement and Securities Purchase Agreement
Concurrently with the execution of the Merger Agreement, on June 5, 2022, Yumanity entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with the purchasers named therein (the “PIPE Investors”). Pursuant to the Securities Purchase Agreement, Yumanity agreed to sell shares of Yumanity’s common stock in a private placement at an aggregate purchase price of $30.0 million (the “Private Placement”). The closing of the Private Placement is expected to occur immediately following, and is conditioned upon, the closing of the Merger.
2. Basis of Pro Forma Presentation
The accompanying unaudited pro forma condensed combined financial information was prepared in accordance with U.S. GAAP and pursuant to the rules and regulations of Article 11 of SEC Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Yumanity and Kineta have concluded that the Merger represents an asset acquisition pursuant to Financial Accounting Standards Board Accounting Standards Codification Topic 805, Business Combinations, or ASC 805. Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”), operations and financial position of the registrant as an autonomous entity (“Autonomous Entity Adjustments”) and option to present the reasonably estimable synergies and dissynergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). The historical financial information of Yumanity and Kineta have been adjusted to give pro forma effect to Transaction Accounting Adjustments. Kineta has elected not to present Management’s Adjustments in the unaudited pro forma condensed combined consolidated financial information.
The unaudited pro forma condensed combined balance sheet as of June 30, 2022 gives effect to the Merger, the Asset Sale, and the Private Placement as if it had been consummated on June 30, 2022. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2022 and the year ended December 31, 2021 give effect to the Merger, the Asset Sale, the Distribution and the Private Placement as if it had been consummated on January 1, 2021.
Based on Kineta’s preliminary review of Kineta’s and Yumanity’s summary of significant accounting policies, the nature and amount of any adjustments to the historical financial statements of Yumanity to conform its accounting policies to those of Kineta are not expected to be material. Upon closing of the Merger, further review of Yumanity’s accounting policies may result in additional revisions to Yumanity’s accounting policies to conform to those of Kineta.
For accounting purposes, Kineta is considered to be acquiring Yumanity and the Merger is expected to be accounted for as an asset acquisition. Kineta is considered the accounting acquirer even though Yumanity will be the issuer of the common stock in the Merger. To determine the accounting for this transaction under U.S. GAAP, a company must assess whether an integrated set of assets and activities should be accounted for as an acquisition of a business or an asset acquisition. The guidance requires an initial screen test to determine if substantially all of the fair value of the gross assets acquired is concentrated in a single asset or group of similar assets. If that screen test is met, the operations acquired are not a business. The initial screen test is not met as there is no single asset or group of similar assets for Yumanity that will represent a significant majority in this acquisition. However, as of the Merger, Yumanity will not have an organized workforce that significantly contributes to its ability to create output. As such, the acquisition is expected to be treated as an asset acquisition.
The unaudited pro forma condensed combined financial information are based on assumptions and adjustments that are reasonable and supportable. Key assumptions include the estimated equity consideration to be acquired, which will be impacted by changes in the capitalization of Kineta and Yumanity, changes in the share price of Yumanity, and transaction costs to be incurred. Accordingly, the pro forma adjustments are preliminary, subject to further revision as additional information becomes available and additional analyses are performed and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. Differences between these preliminary estimates and the final acquisition accounting, expected to be completed after the closing of the transaction, will occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial information and the combined company’s future results of operations and financial position.
3. Preliminary Purchase Price
The accompanying unaudited pro forma condensed combined financial information reflects an estimated purchase price of approximately $25.3 million, which consists of the following (in thousands except for per share amounts):
Value of equity of the combined company owned by Yumanity equity holders(1)	$19,843
Estimated Kineta transaction costs	5,480
Total preliminary estimated purchase price	$25,323
(1)
Represents the fair value of the equity in the combined company that Yumanity equity holders would own as of the closing of the Merger. This amount is calculated, for purposes of this unaudited pro forma condensed combined financial information, based on shares of Yumanity common stock, restricted stock units and warrants outstanding as of June 30, 2022.

Yumanity common stock outstanding	10,843
Yumanity restricted stock units(a)	48
Estimated number of shares of the combined company to be owned by Yumanity equity holders	10,891
Multiplied by the assumed price per share of Yumanity stock(b)	$1.82
Fair value of shares of the combined company to be owned by Yumanity equity holders	$19,822
Fair value of warrants of the combined company owned by Yumanity warrant holders(c)	$21
Fair value of shares and warrants of the combined company to be owned by Yumanity equity holders and warrant holders	$19,843
(a)
Pursuant to the Merger Agreement, each Yumanity restricted stock award (RSA) and Yumanity restricted stock unit (RSU) that is outstanding will become fully vested immediately prior to the closing of the Merger. The RSAs are included in the common stock outstanding. Additionally, upon the closing of the Merger, any outstanding unexercised option to purchase Yumanity common stock that are in-the-money will become fully vested and net exercised into shares of Yumanity common stock and any out-of-the-money options will be cancelled. As of June 30, 2022, all outstanding options to purchase Yumanity common stock are out-of-the-money.

(b)
The estimated purchase price was based on the closing price of Yumanity common stock on June 30, 2022 of $1.82. The actual purchase price will fluctuate until the effective date of the transaction and does not give effect to any changes that may result from the Asset Sale. A 20% increase (decrease) to the Yumanity share price would increase (decrease) the purchase price by $3.9 million ($4.0 million). The estimated consideration expected to be transferred reflected in this unaudited pro forma condensed combined financial information does not purport to represent what the actual transferred consideration will be when the transaction is completed.

(c)
Pursuant to the Merger agreement, warrants to purchase Yumanity common stock will remain outstanding after the closing of the Merger. As of June 30, 2022, 99,986 warrants to purchase common stock are outstanding. In calculating the estimated fair value of the warrants to purchase Yumanity common stock based on the Black-Scholes model, management used the closing stock price of Yumanity on June 30, 2022 and the following weighted-average assumptions:

Expected term (in years)	3.87
Volatility	81.3%
Risk free interest rate	1.0%
Dividend yield	—%
A preliminary allocation of the total preliminary estimated purchase price, as shown above, to the acquired assets and assumed liabilities of Yumanity based on the estimated fair values as of June 30, 2022 is as follows (in thousands):
Cash and cash equivalents	$15,259
IPR&D	15,579
Restricted cash	878
Prepaid expenses and other current assets	1,839
Property and equipment, net	60
Operating lease right-of-use assets	559
Accrued expenses and other current liabilities	(5,911)
Deferred revenue	(2,381)
Operating lease liabilities	(559)
Net assets acquired	$25,323

The allocation of the estimated purchase price is preliminary because the Merger has not yet been completed. The final determination of the purchase price allocation is anticipated to be completed as soon as practicable after closing of the Merger and will be based on the fair values of the assets acquired and liabilities assumed as of the Merger closing date.
The pro forma statement of operations for the six months ended June 30, 2022 include transaction costs of $2.1 million and $1.0 million incurred by Yumanity and Kineta, respectively, in connection with the Merger and recorded as expense in their respective historical condensed consolidated statements of operations for the six months ended June 30, 2022. Such transaction costs are not expected to recur.
4. Pro Forma Adjustments
The pro forma adjustments included in the unaudited pro forma condensed combined balance sheets as of June 30, 2022 are as follows:
A.
To reflect Yumanity’s sale to Janssen of all of its rights, title and interest in and to clinical-stage product candidate YTX-7739 as well as Yumanity’s unpartnered pre-clinical and discovery-stage product candidates and related intellectual property rights and other assets for a purchase price of $26.0 million in cash.

B.	To reflect Yumanity’s planned settlement of outstanding obligations prior to the Distribution.
C.
To reflect Yumanity’s plans to distribute any remaining available cash proceeds from the Asset Sale to Yumanity stockholders. Such amount will change depending on the amounts necessary to cover outstanding obligations upon the closing of the Merger and net cash requirements associated with the Merger.

D.
To accrue for merger-related transaction costs consisting of legal fees, advisory fees, accounting and audit fees and other expenses to be incurred by Yumanity between June 30, 2022 and the closing of the Merger.

E.	To accrue for the estimated transaction success bonuses to Yumanity executives and estimated merger-related severance costs to Yumanity employees.
F.	To adjust Yumanity’s operating right-of-use asset to equal its right-of-use liability as there are no favorable or unfavorable terms of the lease compared with market terms.
G.
Represents estimated purchase consideration values based on the Yumanity equity to be acquired, using the Yumanity closing stock price of $1.82 as of June 30, 2022. The net impact to Kineta’s accumulated deficit resulting from all the proforma balance sheet adjustments, excluding tickmark A related to the Asset Sale, is the immediate expensing of Yumanity’s IPR&D of $15,579.

H.	To eliminate Yumanity’s historical stockholders’ equity balances, including accumulated deficit.
I.
To record the acquisition costs of Kineta consisting of legal and banker fees related to the Merger, of which $1.0 million was incurred as of June 30, 2022 and already included in prepaid expenses and other current assets in the historical condensed consolidated balance sheet as of June 30, 2022 and $4.5 million that will be incurred subsequent to June 30, 2022 and has been accrued in the pro forma condensed combined balance sheet. The acquisition costs will be included as a cost of the asset acquisition and any amounts allocated to the IPR&D will be expensed immediately following the acquisition.

J.	Represents the automatic conversion of Kineta’s 2022 convertible notes payable into shares of Kineta common stock (and subsequently Yumanity common stock) concurrent with the closing of the Merger.
K.	To reflect the aggregate gross proceeds from the Private Placement which is conditioned upon and expected to close immediately following the Merger.
L.	To reflect the fees to be paid by Kineta to a third-party consultant related to the Private Placement.

The pro forma adjustments included in the unaudited pro forma condensed combined income statements for the six months ended June 30, 2022 and the year ended December 31, 2021 are as follows:
AA.
To reflect the estimated gain on sale of assets related to the Asset Sale and the elimination of direct external R&D expenses related to the YTX-7739 and YTX-9184 programs which will be sold by Yumanity in the Asset Sale. Such R&D expenses were incurred and included in the Yumanity historical condensed consolidated statement of operations for the six months ended June 30, 2022 and the historical consolidated statement of operations for the year ended December 31, 2021. The proforma adjustment does not include any tax effect from the Asset Sale as such sale is anticipated to have no material tax effects given Yumanity's existing deferred tax assets, including net operating loss carryforwards. This gain is not expected to recur in any period beyond twelve months from the close of the Merger.

BB.
To reflect an adjustment to immediately expense the value attributed to Yumanity's intangible assets consisting of IPR&D related to the research and development of Yumanity's Genentech UPS14 drug development program, Fair Therapeutics cystic fibrosis drug program, and Merck ALS drug development program, acquired as part of the transaction.

CC.
To reflect Merger-related transaction costs consisting of legal fees, advisory fees, accounting and audit fees and other expenses to be incurred by Yumanity between June 30, 2022 and the closing of the Merger.

DD.
To eliminate interest expense and change in fair value measurement related to Kineta's 2022 Convertible Notes which will automatically convert to Kineta common stock (and subsequently Yumanity common stock) concurrent with the closing of the Merger.

EE.
The weighted average shares outstanding for the period has been calculated as if the Merger occurred on January 1, 2021, calculated as the sum of 1) historical weighted average shares outstanding for Yumanity, 2) Yumanity shares issuable to Kineta’s shareholders upon the closing of the Merger, consisting of Kineta outstanding shares of common stock as of June 30, 2022 and the 2022 convertible notes, as-converted and as adjusted for the Exchange Ratio, and 3) the Private Placement shares. As the combined company is in a net loss position, any adjustment for potentially dilutive shares would be anti-dilutive, and as such basic and diluted loss per share are the same. The following table presents the calculation of the pro forma weighted average number of common stock outstanding (in thousands):

	Six Months Ended June 30, 2022	Year Ended December 31, 2021
Weighted average Yumanity shares outstanding	10,800	10,283
Estimated shares of Yumanity common stock to be issued to Kineta shareholders upon closing of the Merger(1)	46,556	46,556
Estimated shares of Yumanity common stock underlying Kineta warrants with exercise price of $0.01 per share	947	947
Shares of Yumanity common stock to be issued to PIPE Investors in the Private Placement	14,354	14,354
Pro forma combined weighted average number of shares of common stock—basic and diluted	72,657	72,140
(1)
An Exchange Ratio of 0.65 is used above because it is expected that Yumanity will have a net cash balance of approximately $10 million at the time of the Merger. The difference between the cash and cash equivalents balance of $15.3 million for Yumanity as presented in these pro forma financial statements and the estimated $10 million net cash balance at the time of the Merger is due to certain obligations and merger related expenses expected to be incurred after June 30, 2022. Estimated shares of Yumanity common stock to be issued to Kineta shareholders upon closing of the Merger is calculated using the Kineta outstanding shares of common stock and the 2022 convertible notes, on an as converted basis, as of June 30, 2022, and as adjusted for the Exchange Ratio, as follows (in thousands except per share data):

Kineta common shares	68,831
Kineta 2022 convertible notes, as converted	3,228
Total Kineta common stock prior to Merger	72,059
Estimated Exchange Ratio per share	0.65
Estimated shares of Yumanity common stock to be issued to Kineta shareholders upon closing of the Merger	46,556

DESCRIPTION OF YUMANITY’S CAPITAL STOCK
The following description sets forth certain material terms and provisions of the securities of Yumanity that are registered under Section 12 of the Exchange Act. This description also summarizes relevant provisions of Delaware law. The following summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the applicable provisions of Delaware law and Yumanity’s amended and restated certificate of incorporation and Yumanity’s amended and restated bylaws, which are filed as exhibits to the Registration Statement of which this proxy statement/prospectus/information statement is a part. Yumanity encourages you to read Yumanity’s amended and restated certificate of incorporation, Yumanity’s amended and restated bylaws and the applicable provisions of Delaware law for additional information.
Authorized Capital Stock
Yumanity is authorized to issue 125,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share.
Common Stock
Yumanity is authorized to issue one class of common stock. Holders of Yumanity’s common stock are entitled to one vote for each share of common stock held of record for the election of directors and on all matters submitted to a vote of stockholders. Holders of Yumanity’s common stock are entitled to receive dividends ratably, if any, as may be declared by Yumanity’s board of directors out of legally available funds, subject to any preferential dividend rights of any preferred stock then outstanding.
Upon Yumanity’s dissolution, liquidation or winding up, holders of Yumanity’s common stock are entitled to share ratably in Yumanity’s net assets legally available after the payment of all of Yumanity’s debts and other liabilities, subject to the preferential rights of any preferred stock then outstanding. Holders of Yumanity’s common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of Yumanity common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that Yumanity may designate and issue in the future. Except as described under “Antitakeover Effects of Delaware Law and Provisions of Yumanity’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws” below, a majority vote of the holders of common stock is generally required to take action under Yumanity’s amended and restated certificate of incorporation and amended and restated bylaws.
The transfer agent and registrar for Yumanity’s common stock is American Stock Transfer & Trust Company, LLC.
Yumanity’s common stock is listed on The Nasdaq Capital Market under the trading symbol “YMTX.”
Preferred Stock
Yumanity’s board of directors are authorized, without action by the stockholders, to designate and issue up to an aggregate of 5,000,000 shares of preferred stock in one or more series. Yumanity’s board of directors can designate the rights, preferences and privileges of the shares of each series and any of its qualifications, limitations or restrictions. Yumanity’s board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible future financings and acquisitions and other corporate purposes could, under certain circumstances, have the effect of restricting dividends on Yumanity common stock, diluting the voting power of Yumanity’s common stock, impairing the liquidation rights of Yumanity’s common stock, or delaying, deferring or preventing a change in control of Yumanity, which might harm the market price of Yumanity’s common stock.
Anti-Takeover Provisions of Yumanity’s Certificate of Incorporation and Bylaws and Delaware Law
Certain provisions of the DGCL and of Yumanity’s amended and restated certificate of incorporation and amended and restated bylaws could have the effect of delaying, deferring or discouraging another party from acquiring control of Yumanity. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and, as a consequence, they might also inhibit temporary fluctuations in the market price of Yumanity’s common stock that often result from actual or rumored hostile takeover attempts. These provisions are also designed in part to encourage anyone seeking to acquire control of Yumanity to first negotiate with Yumanity’s board of directors. These provisions might also have the effect of preventing changes in Yumanity’s management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests. However, Yumanity believes that the advantages gained by protecting Yumanity’s ability to negotiate with any unsolicited and potentially unfriendly acquirer outweigh the disadvantages of discouraging such proposals, including those priced above the then-current market value of Yumanity’s common stock, because, among other reasons, the negotiation of such proposals could improve their terms.
Delaware Takeover Statute
Yumanity is subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:
•
before the stockholder became interested, Yumanity’s board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

•
at or after the time the stockholder became interested, the business combination was approved by Yumanity’s board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:
•	any merger or consolidation involving the corporation and the interested stockholder;
•	any sale, transfer, lease, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;
•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
•
subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.
In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.
Provisions of Yumanity’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws
Yumanity’s amended and restated certificate of incorporation and amended and restated bylaws include a number of provisions that may have the effect of delaying, deferring or discouraging another party from acquiring control of Yumanity and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with Yumanity’s board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.
Board composition and filling vacancies
In accordance with Yumanity’s amended and restated certificate of incorporation, Yumanity’s board is divided into three classes serving staggered three-year terms, with one class being elected each year. Yumanity’s amended and restated certificate of incorporation also provides that directors may be removed only for cause and then only by the affirmative vote of the holders of 75% or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on Yumanity’s board of directors, however occurring, including a vacancy resulting from an increase in the size of Yumanity’s board, may only be filled by the affirmative vote of a majority of Yumanity’s directors then in office even if less than a quorum.
No written consent of stockholders
Yumanity’s amended and restated certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of Yumanity’s bylaws or removal of directors by Yumanity stockholders without holding a meeting of stockholders.
Meetings of stockholders
Yumanity’s amended and restated bylaws provide that only a majority of the members of Yumanity’s board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Yumanity’s amended and restated bylaws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.
Advance notice requirements
Yumanity’s amended and restated bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of Yumanity’s stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to Yumanity’s corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at Yumanity’s principal executive offices not less than 90 days or more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in Yumanity’s amended and restated bylaws.
Amendment to certificate of incorporation and bylaws
As required by the DGCL, any amendment of Yumanity’s amended and restated certificate of incorporation must first be approved by a majority of Yumanity’s board of directors, and if required by law or Yumanity’s amended and restated certificate of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment, and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, directors, limitation of liability and the amendment of Yumanity’s amended and restated certificate of incorporation must be approved by not less than 75% of the outstanding shares entitled to vote on the amendment, and not less than 75% of the outstanding shares of each class entitled to vote thereon as a class. Yumanity’s amended and restated bylaws may be amended by the affirmative vote of a majority vote of the directors then in office, subject to any limitations set forth in the amended and restated bylaws; and may also be amended by the affirmative vote of at least 75% of the outstanding shares entitled to vote on the amendment, or, if the board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.
Undesignated preferred stock
Yumanity’s amended and restated certificate of incorporation provides for authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable Yumanity’s board of directors to render more difficult or to discourage an attempt to obtain control of Yumanity by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, Yumanity’s board of directors were to determine that a takeover proposal is not in the best interests of Yumanity or its stockholders, Yumanity’s board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, Yumanity’s amended and restated certificate of incorporation grants

Yumanity’s board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of Yumanity.
Choice of forum
Yumanity’s amended and restated bylaws provide that, unless Yumanity consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for the following actions or proceedings under Delaware statutory or common law: any derivative action or proceeding brought on Yumanity’s behalf; any action or proceeding asserting a claim of breach of a fiduciary duty; any action or proceeding asserting a claim arising pursuant to the DGCL, Yumanity’s certificate of incorporation or Yumanity’s bylaws (including the interpretation, application, validity or enforceability thereof); any action or proceeding as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware; and any action or proceeding governed by the internal affairs doctrine; provided, however, that the this provision does not apply to any causes of action arising under the Securities Act or Exchange Act. In addition, Yumanity’s amended and restated bylaws provide that, unless Yumanity consents in writing to the selection of an alternative forum, the federal district courts of the United States shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in Yumanity’s securities shall be deemed to have notice of and consented to these forum provisions. These forum provisions may impose additional costs on stockholders, may limit Yumanity’s stockholders’ ability to bring a claim in a forum they find favorable, and the designated courts may reach different judgments or results than other courts. In addition, there is uncertainty as to whether the federal forum provision for Securities Act claims will be enforced, which may impose additional costs on Yumanity and its stockholders.
Limitations on Liability and Indemnification of Officers and Directors
Yumanity’s amended and restated certificate of incorporation and amended and restated bylaws limit the liability of Yumanity’s officers and directors to the fullest extent permitted by the DGCL and provides that Yumanity will indemnify them to the fullest extent permitted by such law.

COMPARISON OF RIGHTS OF HOLDERS OF YUMANITY STOCK AND KINETA STOCK
Yumanity is incorporated under the laws of the State of Delaware and Kineta is incorporated under the laws of the State of Washington. Accordingly, the rights of the stockholders of Yumanity are currently, and will continue to be, governed by the DGCL, and the rights of the stockholders of Kineta are currently governed by the WBCA. If the Merger is completed, Kineta shareholders will become stockholders of Yumanity, and their rights will be governed by the DGCL, the bylaws of Yumanity and, assuming Yumanity Proposal No. 2 is approved by the Yumanity stockholders at the Yumanity special meeting, the certificate of incorporation of Yumanity, as amended by the certificates of amendments attached to this proxy statement/prospectus/information statement as Annex B and Annex C, respectively.
The table below summarizes the material differences between the current rights of Kineta shareholders under Kineta’s amended and restated articles of incorporation and Kineta’s amended and restated bylaws, and the rights of Yumanity stockholders, post-Merger, under the Yumanity fifth amended and restated certificate of incorporation and third amended and restated bylaws, each as amended, as applicable, and as in effect immediately following the Merger, as well as certain rights of Kineta’s stockholders pursuant to certain agreements.
While Yumanity and Kineta believe that the summary tables cover the material differences between the rights of their respective stockholders prior to the Merger and the rights of Yumanity stockholders following the Merger, these summary tables may not contain all of the information that is important to you. These summaries are not intended to be a complete discussion of the respective rights of Yumanity and Kineta stockholders and are qualified in their entirety by reference to the DGCL and WBCA, as applicable, and the various documents of Yumanity and Kineta that are referred to in the summaries. You should carefully read this entire proxy statement/prospectus/information statement and the other documents referred to in this proxy statement/prospectus/information statement for a more complete understanding of the differences between being a stockholder of Yumanity or Kineta before the Merger and being a stockholder of Yumanity after the Merger. Yumanity has filed copies of its current certificate of incorporation, as amended, and bylaws, as amended, with the SEC and will send copies of the documents referred to in this proxy statement/prospectus/information statement to you upon your request. Kineta will also send copies of its documents referred to in this proxy statement/prospectus/information statement to you upon your request. See the section titled “Where You Can Find More Information” in this proxy statement/prospectus/information statement.
Provision	Kineta (Pre-Merger)	Yumanity (Post-Merger)
ELECTIONS; VOTING; PROCEDURAL MATTERS

Authorized Capital Stock
The articles of incorporation of Kineta authorize the issuance of up to 250,000,000 shares of common stock, par value $0.0001 per share, consisting of (i) 45,000,000 shares of voting common stock and (ii) 205,000,000 shares of non-voting common stock.

The certificate of incorporation of Yumanity authorizes the issuance of up to 125,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share.

Number of Directors	The bylaws of Kineta provide that the board of directors shall be composed of not less than one nor more than ten directors, the specific number to be set by resolution of the board of directors.
The certificate of incorporation and bylaws of Yumanity currently provide that the number of directors that shall constitute the whole board of directors shall be fixed solely and exclusively by resolution adopted from time to time by the board of directors.

Stockholder Nominations and Proposals	The articles of incorporation and the bylaws of Kineta do not have a provision providing for stockholder nominations and proposals.	The bylaws of Yumanity provide that in order for a stockholder to make a director nomination or propose business at an annual meeting of stockholders, the

Provision	Kineta (Pre-Merger)	Yumanity (Post-Merger)

stockholder must give timely written notice to the Yumanity Secretary, which must be received no earlier than the close of business on the 120th day nor later than the close of business on the 90th day prior to the one-year anniversary of the preceding year’s annual meeting (with certain adjustments if no annual meeting was held the previous year or the date of the annual meeting is changed by more than 30 days before or more than 60 days after the first anniversary of the preceding year’s annual meeting).

Classified Board of Directors	The articles of incorporation and the bylaws of Kineta do not provide for a classified board of directors.	The certificate of incorporation of Yumanity provides that the directors comprising the Yumanity board of directors is divided into three staggered classes.

Removal of Directors
The bylaws of Kineta provide that, at a meeting of shareholders called expressly for such purpose, one or more members of the board of directors, including the entire board of directors, may be removed with or without cause by the holders of the shares entitled to elect the director or directors whose removal is sought if the number of votes cast to remove the director exceeds the number of votes cast not to remove the director.

Under the certificate of incorporation of Yumanity, a director may be removed from office only (i) with cause and (ii) by the affirmative vote of holders of 75% or more of the outstanding shares of capital stock then entitled to vote at an election of directors.

Special Meeting of the Stockholders
The bylaws of Kineta provide that the Chairman of the board of directors, the Chief Executive Officer or the board of directors may call special meetings of the shareholders for any purpose. Further, the bylaws of Kineta provide that a special meeting of the shareholders shall be held if the holders of not less than 25% of all the votes entitled to be cast on any issue proposed to be considered at such special meeting have dated, signed and delivered to the Secretary one or more written demands for such meeting, describing the purpose or purposes for which it is to be held.

The certificate of incorporation and bylaws of Yumanity provide that a special meeting of the stockholders may be called only by the board of directors acting pursuant to a resolution approved by the affirmative vote of a majority of the directors then in office.

Provision	Kineta (Pre-Merger)	Yumanity (Post-Merger)
Cumulative Voting	The articles of incorporation of Kineta do not authorize cumulative voting in the election of Kineta’s directors.	The Yumanity certificate of incorporation and bylaws do not have a provision granting cumulative voting rights in the election of its directors.

Vacancies
The bylaws of Kineta provide that any vacancy occurring on the board of directors may be filled by the shareholders, the board of directors or, if the directors in office constitute fewer than a quorum, by the affirmative vote of a majority of the remaining directors.

The certificate of incorporation and bylaws of Yumanity provide that any vacancy or newly created directorships on the board of directors may be filled by a majority of the directors then in office, even if less than a quorum.

Voting Stock
Under the articles of incorporation of Kineta, each holder of voting common stock is entitled to one vote per share of voting common stock, to notice of any shareholders’ meeting in accordance with Kineta’s bylaws and to vote upon such matters and in such manner as may be provided by law. Subject to the protective provision described below, the number of authorized shares of voting common stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of voting common stock representing a majority of the votes represented by all outstanding shares of voting common stock.

Under the certificate of incorporation and bylaws of Yumanity, the holders of common stock are entitled to one vote on each matter submitted to a vote at a meeting of the stockholders. The certificate of incorporation of Yumanity provides that the Yumanity board of directors is authorized, to the fullest extent permitted by law, to issue shares of Yumanity preferred stock in one or more series, to establish or change from time to time the number of shares of each such series, and to fix the designations, powers, including voting powers, full or limited, or no voting powers, preferences and the relative, participating, optional or other special rights of the shares of each series and any qualifications, limitations and restrictions thereof.

Voting Agreement	Kineta does not have a voting agreement or similar agreement with any of its shareholders in place.	Yumanity does not have a voting agreement or similar agreement with any of its stockholders in place.

Right of First Refusal	Kineta does not have a right of first refusal in place.	Yumanity does not have a right of first refusal in place.

Tag Along	Kineta does not have tag along terms in place.	Yumanity does not have tag along terms in place.

Drag Along	Kineta does not have drag along terms in place.	Yumanity does not have drag along terms in place.

Registration Rights	None of Kineta’s shareholders have any registration rights.	None of Yumanity’s stockholders have the right to demand that Yumanity file a registration

Provision	Kineta (Pre-Merger)	Yumanity (Post-Merger)
statement, so called “demand” registration rights, or request that their shares be covered by a registration statement that Yumanity is otherwise filing, so-called “piggyback” registration rights.

Stockholder Action by Written Consent
The articles of incorporation of Kineta provide that any action required or permitted to be taken at a meeting of Kineta’s shareholders may be taken by written consent if either (i) the action is taken by all of Kineta’s shareholders entitled to vote on the action or (ii) so long as Kineta is not a public company, the action is taken by Kineta’s shareholders holding of record, or otherwise entitled to vote, in the aggregate no less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on the action were present and voted.

The certificate of incorporation of Yumanity provides that any action required or permitted to be taken by Yumanity’s stockholders at any annual or special meeting of stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders and may not be taken or effected by a written consent of stockholders in lieu thereof.

Notice of Stockholder Meeting
Under the bylaws of Kineta, written notice stating the place, day and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be given by or at the direction of the board of directors, the Chairman of the board of directors, the Chief Executive Officer or the Secretary to each shareholder entitled to notice of or to vote at the meeting. Subject to certain exceptions, notice shall be given not less than 10 nor more than 60 days before the meeting.

Under the bylaws of Yumanity, notice of each stockholder meeting must specify the hour, date and place, if any, meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Notice shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting.

Conversion Rights, Preemptive Rights and Protective Provisions
The articles of incorporation of Kineta provide that the shares of voting common stock and non-voting common stock are not convertible into any other security of Kineta.

The articles of incorporation of Kineta provide that no preemptive rights shall exist with respect to shares of stock or securities

The certificate of incorporation of Yumanity does not provide that holders of Yumanity stock shall have preemptive, conversion or other protective rights. The certificate of incorporation of Yumanity provides that the Yumanity board of directors is authorized, to the fullest extent permitted by law, to issue shares of Yumanity preferred stock in one or

Provision	Kineta (Pre-Merger)	Yumanity (Post-Merger)

convertible into shares of stock of Kineta, except to the extent provided by written agreement with Kineta.

The articles of incorporation further provide that Kineta shall not, by amendment, merger, consolidation or otherwise, without first obtaining the vote of the holders of at least a majority of the then outstanding shares of voting common stock, voting as a separate class, amend, alter, repeal or waive the rights, powers and restrictions granted to and imposed on the voting common stock.

more series, to establish or change from time to time the number of shares of each such series, and to fix the designations, powers, including voting powers, full or limited, or no voting powers, preferences and the relative, participating, optional or other special rights of the shares of each series and any qualifications, limitations and restrictions thereof.

Transfer Restrictions in connection with the Merger	The articles of incorporation and bylaws of Kineta do not have a provision on transfer restrictions in connection with the Merger.
The bylaws of Yumanity will be amended immediately following the Effective Time to provide that shareholders of Kineta will be subject to certain restrictions on the transfer of shares of Yumanity common stock for the 180-day period following the closing of the Merger.

INDEMNIFICATION OF OFFICERS AND DIRECTORS AND ADVANCEMENT OF EXPENSES; LIMITATION ON PERSONAL LIABILITY

Indemnification
The articles of incorporation of Kineta provide that Kineta shall indemnify its directors to the fullest extent permitted by law.

The bylaws of Kineta further provide that Kineta shall indemnify its directors and officers; provided, however, that no indemnification shall be provided to any director or officer for acts or omissions of such person adjudged to be intentional misconduct or a knowing violation of law, for conduct of such person adjudged to be in violation of Section 23B.08.310 of the WBCA, for any transaction with respect to which it was adjudged that such person personally received a benefit in money, property or services to which the person was not legally entitled or if Kineta is otherwise

The bylaws of Yumanity provide that Yumanity shall indemnify its directors and officers to the fullest extent authorized by the DGCL, if a determination is made that such person acted in good faith and in a manner believed to be in or not opposed to the best interests of Yumanity.

Provision	Kineta (Pre-Merger)	Yumanity (Post-Merger)
prohibited by applicable law from paying such indemnification.

Advancement of Expenses
The bylaws of Kineta provide that Kineta will advance expenses to any director or officer in advance of the final disposition of the proceeding. An advancement of expenses shall be made only upon delivery to Kineta of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision that such director or officer is not entitled to be indemnified for such expenses.

The bylaws of Yumanity provide that Yumanity will advance expenses to any director or officer prior to or after final disposition of the proceeding, provided, however, that such advancements shall be made only upon receipt of an undertaking by such director or officer to repay all amounts advanced if it should be ultimately determined that such director or officer is not entitled to indemnification under the bylaws.

DIVIDENDS

Declaration and Payment of Dividends
The articles of incorporation provide that the holders of the voting common stock shall be entitled to receive when, as and if declared by the board of directors, out of any assets of Kineta legally available therefor, such dividends as may be declared from time to time by the board of directors, on a pro rata basis with the holders of non-voting common stock based on the number of shares of voting common stock held by each.

The articles of incorporation provide that the holders of the non-voting common stock shall be entitled to receive when, as and if declared by the board of directors, out of any assets of Kineta legally available therefor, such dividends as may be declared from time to time by the board of directors, on a pro rata basis with the holders of voting common stock based on the number of shares of non-voting common stock held by each.

The certificate of incorporation of Yumanity provides that, subject to any restrictions in law or the certificate of incorporation of Yumanity, the board of directors may declare and pay dividends upon the shares of Yumanity’s common stock.

Provision	Kineta (Pre-Merger)	Yumanity (Post-Merger)
AMENDMENTS TO CERTIFICATE OF INCORPORATION OR BYLAWS

General Provisions
The articles of incorporation of Kineta provide that, subject to the protective provision described above, Kineta reserves the right to amend or repeal any of the provisions contained in the articles of incorporation in any manner permitted by law, and the rights of Kineta’s shareholders are granted subject to this reservation.

The bylaws of Kineta provide that the bylaws may be altered, amended or repealed and new bylaws may be adopted by the board of directors, except that the board of directors may not repeal or amend any bylaw that the shareholders have expressly provided, in amending or repealing such bylaw, may not be amended or repealed by the board of directors. The bylaws of Kineta further provide that the shareholders may alter, amend and repeal the bylaws or adopt new bylaws and that all bylaws made by the board of directors may be amended, repealed, altered or modified by the shareholders.

The certificate of incorporation of Yumanity may be amended by an affirmative vote of the majority of the outstanding shares of capital stock entitled to vote on such amendment, and the affirmative vote of the majority of the outstanding shares of each class entitled to vote thereon as a class, provided however that the affirmative vote of 75% of the outstanding shares of capital stock, and the affirmative vote of not less than 75% of the outstanding shares of each class entitled to vote thereon as a class, shall be required to amend certain enumerated provisions.

The certificate of incorporation of Yumanity provides that the board of directors is expressly authorized to amend or repeal the bylaws. The certificate of incorporation of Yumanity provides that the stockholders of Yumanity may amend or repeal the bylaws with an affirmative vote of at least 75% of the outstanding shares of capital stock entitled to vote on such amendment or repeal, voting together as a single class, provided however that if the board of directors recommends that stockholders approve an amendment or repeal at a meeting of stockholders, such amendment or repeal shall only require the affirmative vote of the majority of the outstanding shares of capital stock entitled to vote on such amendment or repeal, voting together as a single class.

PRINCIPAL STOCKHOLDERS OF YUMANITY
Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus/information statement do not give effect to the proposed Yumanity Reverse Stock Split described in Yumanity Proposal No. 2.
The following table sets forth certain information regarding beneficial ownership of Yumanity common stock as of August 31, 2022, for: each person known to Yumanity to be the beneficial owner of more than 5% of its outstanding common stock; each of its named executive officers; each of its directors; and all of its current directors and executive officers as a group.
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as noted by a footnote, and subject to community property laws where applicable, Yumanity believes based on the information provided to it that the persons and entities named in the table below have sole voting and investment power with respect to all shares of Yumanity common stock shown as beneficially owned by them.
The table lists applicable percentage ownership based on 10,856,487 shares of Yumanity common stock outstanding as of August 31, 2022. The number of shares beneficially owned includes shares of Yumanity common stock that each person has the right to acquire within 60 days of August 31, 2022, including upon the exercise of stock options or warrants and the vesting of restricted stock units. These stock options, warrants and restricted stock units shall be deemed to be outstanding for the purpose of computing the percentage of outstanding shares of Yumanity common stock owned by such person but shall not be deemed to be outstanding for the purpose of computing the percentage of outstanding shares of Yumanity common stock owned by any other person.
This table is based upon information supplied by Yumanity’s officers, directors and principal stockholders and Schedules 13D and 13G filed with the SEC. Unless otherwise noted, the address of each director and current and former executive officer of Yumanity is c/o Yumanity Therapeutics, Inc., 40 Guest Street, Suite 4410, Boston, Massachusetts 02135.
Name and Address of Beneficial Owner	Number	Percent
5% Stockholders
Entities Associated with Fidelity(1)	1,624,462	14.96%
Entities affiliated with the estate of Susan Lindquist, Ph.D.(2)	1,190,599	10.96%
N. Anthony Coles, M.D.(3)	867,063	7.90%
Named Executive Officers and Directors
Richard Peters, M.D., Ph.D.(4)	390,234	3.49%
Paulash Mohsen(5)	104,413	*
Ajay Verma, M.D., Ph.D.	—	—
N. Anthony Coles, M.D.(3)	867,063	7.90%
Patricia L. Allen(6)	23,933	*
David Arkowitz(7)	10,513	*
Kim C. Drapkin(8)	6,166	*
Jeffery W. Kelly, Ph.D.(9)	24,591	*
Cecil B. Pickett, Ph.D.(10)	19,554	*
Lynne Zydowsky, Ph.D.(11)	23,932	*
All current directors and executive officers as a group (10 persons)(12)	1,438,600	12.60%
*	Indicates beneficial ownership of less than one percent.
(1)
Based solely on information set forth in a Schedule 13F-HR filed with the SEC on May 13, 2022 by FMR LLC (“FMR”) with respect to holdings at March 31, 2022. The Schedule 13F-HR indicates sole investment discretion with respect to no shares, defined investment discretion with respect to 1,624,462 shares, sole voting authority with respect to 1,624,462 shares, shares voting authority with respect to no shares and no voting authority with respect to no shares. The address of FMR is 245 Summer Street, Boston, Massachusetts 02210.

(2)
Based solely on a Schedule 13G filed with the SEC on January 4, 2021. Consists of (i) 230,170 shares of common stock held by the Susan L. Lindquist Exempt Marital Trust, (ii) 241,257 shares of common stock held by the Susan L. Lindquist Non-Exempt Marital Trust, (iii) 228,966 shares of common stock held by the Susan L. Lindquist Massachusetts Only Marital Trust, (iv) 484,168 shares of common stock held by the Susan L. Lindquist Family Trust and (v) 6,038 shares of common stock issuable upon exercise of warrants within 60 days of April 9, 2021 held by the Susan L. Lindquist Family Trust. The address for each of the Susan L. Lindquist Exempt Marital Trust, Susan

L. Lindquist Non-Exempt Marital Trust, Susan L. Lindquist Massachusetts Only Marital Trust and Susan L. Lindquist Family Trust is c/o Nancy E. Dempze, Hemenway & Barnes, LLP 75 State Street, 16th Fl., Boston, Massachusetts 02109.
(3)
Consists of (i) 691,008 shares of common stock held by N. Anthony Coles, M.D., (ii) 123,386 shares of common stock issuable upon exercise of options and warrants exercisable within 60 days of August 31, 2022 and (iii) 52,669 shares held by Coles 2016 Irrevocable Trust. Dr. Coles is a trustee of the Coles 2016 Irrevocable Trust and may be deemed to have voting and investment power over shares held by Coles 2016 Irrevocable Trust.

(4)	Consists of (i) 70,446 shares of common stock held by Dr. Peters and (ii) 319,788 shares of common stock issuable upon exercise of options exercisable within 60 days of August 31, 2022.
(5)
Consists of (i) 52,818 shares of common stock held by Mr. Mohsen and (ii) 51,595 shares of common stock issuable upon exercise of options exercisable within 60 days of August 31, 2022. Mr. Mohsen’s employment with Yumanity terminated on April 8, 2022.

(6)	Consists of 23,933 shares of common stock issuable upon exercise of options exercisable within 60 days of August 31, 2022.
(7)	Consists of (i) 4,347 shares of common stock held by Mr. Arkowitz and (ii) 6,166 shares of common stock issuable upon exercise of options exercisable within 60 days of August 31, 2022.
(8)	Consists of 6,166 shares of common stock issuable upon exercise of options exercisable within 60 days of August 31, 2022
(9)	Consists of (i) 13,154 shares of common stock held by Dr. Kelly and (ii) 11,437 shares of common stock issuable upon exercise of options exercisable within 60 days of August 31, 2022.
(10)	Consists of (i) 8,117 shares of common stock held by Dr. Pickett and (ii) 11,437 shares of common stock issuable upon exercise of options exercisable within 60 days of August 31, 2022.
(11)	Consists of 23,932 shares of common stock issuable upon exercise of options exercisable within 60 days of August 31, 2022.
(12)	Includes 610,624 shares of common stock issuable upon exercise of options and warrants exercisable within 60 days of August 31, 2022.

PRINCIPAL STOCKHOLDERS OF KINETA
The following table sets forth certain information regarding beneficial ownership of Kineta common stock as of August 31, 2022 on an as converted to common basis, for: each person known to Kineta to be the beneficial owner of more than 5% of its outstanding common stock; each of its named executive officers; each of its directors; and all of its current directors and executive officers as a group.
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as noted by a footnote, and subject to community property laws where applicable, Kineta believes based on the information provided to it that the persons and entities named in the table below have sole voting and investment power with respect to all shares of Kineta common stock shown as beneficially owned by them.
The table lists applicable percentage ownership based on 70,957,198 shares of Kineta common stock outstanding as of August 31, 2022. The number of shares beneficially owned includes shares of Kineta common stock that each person has the right to acquire within 60 days of August 31, 2022, including upon the exercise of stock options or warrants and the conversion of convertible notes. These stock options, warrants and convertible notes shall be deemed to be outstanding for the purpose of computing the percentage of outstanding shares of Kineta common stock owned by such person but shall not be deemed to be outstanding for the purpose of computing the percentage of outstanding shares of Kineta common stock owned by any other person.
This table is based upon information supplied by Kineta’s officers, directors and principal stockholders. Unless otherwise noted, the address for the following officers, directors and principal stockholders of Kineta is c/o Kineta, Inc., 219 Terry Ave. N., Suite 300, Seattle, Washington 98109.
Name of Beneficial Owner	Number of Shares Beneficially Owned	%
Five Percent Stockholders (other than directors and officers):
Charles Magness(1)	9,119,391	12.9%
CBI USA, Inc.(2)	6,784,936	9.4%

Named Executive Officers and Directors:
Shawn Iadonato, Ph.D.(3)	12,255,893	16.5%
Craig W. Philips, M.B.A.(4)	2,433,358	3.3%
Pauline Kenny, Esq.(5)	691,255	1.0%
Marion R. Foote, M.B.A.(6)	1,600,030	2.2%
Raymond Bartoszek, M.B.A.(7)	6,286,643	8.7%
Jiyoung Hwang(2)	6,784,936	9.4%
Donald Merlino(8)	9,695,210	12.4%
Richard Samuelson(9)	293,213	*
Steven Mitchell, M.D., Ph.D.(10)	2,118,011	3.0%
All current executive officers and directors as a group (11 persons)	42,318,966	47.9%
*	Indicates beneficial ownership of less than one percent.
(1)	Consists of (i) 9,015,331 shares of common stock held by Charles Magness and (ii) 104,060 shares of common stock held by Robert W. Baird & Co. Inc. TTEE FBO Charles Magness.
(2)
Consists of (i) 5,291,005 shares of common stock held by CBI USA, Inc. (“CBI USA”) and (ii) 1,493,931 shares of common stock issuable upon the conversion of outstanding convertible promissory notes held by CBI USA that are convertible within 60 days of August 31, 2022. Jiyoung Hwang, a member of Kineta’s board of directors, is a member of the board of directors of CBI USA and shares voting and dispositive power over the shares held by CBI USA. As such, Ms. Hwang may be deemed to beneficially own such shares held by CBI USA. The address for CBI USA is 300 Western Ave., Suite 400, Seattle, WA 98121.

(3)
Consists of (i) 9,034,908 shares of common stock held by Shawn Iadonato, (ii) 55,844 shares of common stock held by NuView IRA, Inc. FBO Shawn Iadonato 9914306, (iii) 68,474 shares of common stock held by Robert W. Baird & Co. Inc. TTEE FBO Shawn Iadonato Rollover IRA, and (iv) 3,096,667 shares of common stock issuable upon the exercise of options currently exercisable or exercisable within 60 days of August 31, 2022.

(4)
Consists of (i) 101,418 shares of common stock held by Craig W. Philips, (ii) 357,773 shares of common stock held by Whetstone Ventures, LLC (“Whetstone”), (iii) 180,000 shares of common stock issuable upon the exercise of a warrant issued to Whetstone currently exercisable within 60 days of August 31, 2022, and (iv) 1,794,167 shares of common stock issuable upon the exercise of options currently exercisable or exercisable within 60 days of August 31, 2022. Mr. Philips is a member/manager of Whetstone and shares voting and dispositive power over the shares held by Whetstone. As such, Mr. Philips may be deemed to beneficially own such shares held by Whetstone. The address for Whetsone is 7239 SE 29th St., Mercer Island, WA 98040.
(5)
Consists of (i) 154,589 shares of common stock held by Pauline Kenny, and (ii) 536,666 shares of common stock issuable upon the exercise of options currently exercisable or exercisable within 60 days of August 31, 2022.

(6)
Consists of (i) 511,309 shares of common stock held by Marion R. Foote, (ii) 622,472 shares of common stock issuable upon the conversion of outstanding convertible promissory notes held by Marion R. Foote that are convertible within 60 days of August 31, 2022, (iii) 222,916 shares of common stock issuable upon the exercise of warrants issued to Marion R. Foote currently exercisable within 60 days of August 31, 2022, and (iv) 243,333 shares of common stock issuable upon the exercise of options currently exercisable or exercisable within 60 days of August 31, 2022.

(7)
Consists of (i) 5,045,333 shares of common stock held by RLB Holdings Connecticut LLC (“RLB Connecticut”), (ii) 497,977 shares of common stock issuable upon the conversion of outstanding convertible promissory notes held by RLB Holdings, LLC (“RLB Holdings”) that are convertible within 60 days of August 31, 2022, (iii) 500,000 shares of common stock issuable upon the exercise of a warrant issued to RLB Connecticut currently exercisable within 60 days of August 31, 2022, and (iv) 243,333 shares of common stock issuable upon the exercise of options currently exercisable or exercisable within 60 days of August 31, 2022. Raymond Bartoszek, a member of Kineta’s board of directors, is a managing general partner of RLB Connecticut and RLB Holdings and shares voting and dispositive power over the shares held by RLB Connecticut and RLB Holdings. As such, Mr. Bartoszek may be deemed to beneficially own such shares held by RLB Connecticut and RLB Holdings. The address for RLB Connecticut and RLB Holdings is 343 Greenwich Ave., Ste. 200, Greenwich, CT 06830.

(8)
Consists of (i) 34,922 shares of common stock held by Donald Merlino, (ii) 675,778 shares of common stock held by M&M Financial LLC (“M&M”), (iii) 1,438,740 shares of common stock held by LTO Holdings, LLC (“LTO”), (iv) 3,112,356 shares of common stock issuable upon the conversion of outstanding convertible promissory notes held by M&M that are convertible within 60 days of August 31, 2022, (v) 1,867,414 shares of common stock issuable upon the conversion of outstanding convertible promissory notes held by LTO that are convertible within 60 days of August 31, 2022, (vi) 1,496,817 shares of common stock issuable upon the exercise of warrants issued to M&M currently exercisable within 60 days of August 31, 2022, (vii) 825,850 shares of common stock issuable upon the exercise of warrants issued to LTO currently exercisable within 60 days of August 31, 2022, and (viii) 243,333 shares of common stock issuable upon the exercise of options currently exercisable or exercisable within 60 days of August 31, 2022. Donald Merlino, a member of Kineta’s board of directors, is a member/manager of M&M and LTO and shares voting and dispositive power over the shares held by M&M and LTO. As such, Mr. Merlino may be deemed to beneficially own such shares held by M&M and LTO. The address for M&M and LTO is 5050 1st Ave S, Ste. 102, Seattle, WA 98134.

(9)
Consists of (i) 49,880 shares of common stock held by Richard Samuelson and (ii) 243,333 shares of common stock issuable upon the exercise of options currently exercisable or exercisable within 60 days of August 31, 2022.

(10)
Consists of (i) 1,739,078 shares of common stock held by Steven Mitchell, (ii) 285,600 shares of common stock held by NuView IRA, Inc., FBO Steven R. Mitchell IRA, and (iii) 93,333 shares of common stock issuable upon the exercise of options currently exercisable or exercisable within 60 days of August 31, 2022.

PRINCIPAL STOCKHOLDERS OF COMBINED ORGANIZATION
Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus/information statement do not give effect to the proposed Yumanity Reverse Stock Split described in Yumanity Proposal No. 2.
The following table sets forth certain information regarding beneficial ownership of the combined organization’s common stock immediately after consummation of the Merger, assuming the consummation of the Merger occurred on August 31, 2022 for: each stockholder expected by Yumanity and Kineta to become the beneficial owner of more than 5% of the combined organization’s outstanding common stock; each person expected to be a named executive officer of the combined organization; each person expected to be a director of the combined organizations; and all of the combined organization’s expected directors and executive officers as a group.
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as noted by a footnote, and subject to community property laws where applicable, each of Yumanity and Kineta believes based on the information provided to it that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock shown as expected to be beneficially owned by them.
The table lists applicable percentage ownership based on 76,998,209 shares of common stock expected to be outstanding upon both the consummation of the Merger and the closing of the Private Placement. The number of shares beneficially owned includes shares of common stock that each person has the right to acquire within 60 days, including upon the exercise of stock options or warrants. These stock options and warrants shall be deemed to be outstanding for the purpose of computing the percentage of outstanding shares of the combined organization’s common stock expected to be owned by such person but shall not be deemed to be outstanding for the purpose of computing the percentage of outstanding shares of the combined organization’s common stock expected to be owned by any other person.
Immediately after the consummation of the Merger, based solely on the estimated Exchange Ratio as described in this proxy statement/prospectus/information statement, and after giving effect to the Private Placement, Kineta securityholders are expected to own approximately 71.2% of the Yumanity common stock on a fully diluted basis (assuming 88,034,674 shares of common stock outstanding, representing fully diluted shares inclusive of all securities exercisable or settleable for shares of common stock of the combined organization) as defined in the Merger Agreement, Yumanity securityholders are expected to own approximately 12.5% of the Yumanity common stock on a fully diluted basis as defined in the Merger Agreement, and the PIPE Investors are expected to own approximately 16.3% of the Yumanity common stock on a fully diluted basis as defined in the Merger Agreement, in each case subject to adjustment of the Exchange Ratio as set forth in the Merger Agreement. The following table and the related notes assume that, at the Effective Time, each share of Kineta common stock will convert into the right to receive an estimated 0.65 shares of Yumanity common stock and to account for the occurrence of certain events discussed elsewhere in this proxy statement/prospectus/information statement. The estimated Exchange Ratio calculation used herein is based upon Yumanity’s capitalization numbers immediately prior to the date of this proxy statement/prospectus/information statement, and will be adjusted to account for the issuance of any additional shares of Yumanity common stock prior to the closing of the Merger. See “The Merger Agreement—Merger Consideration” for more information regarding the Exchange Ratio.

Unless otherwise indicated, the address for each stockholder listed is: c/o Kineta, Inc., 219 Terry Ave. N., Suite 300, Seattle, Washington 98109.
Name of Beneficial Owner	Number of Shares Beneficially Owned	%
Five Percent Stockholders (other than directors and officers):
Charles Magness(1)	5,891,947	7.7%
CBI USA, Inc.(2)	4,383,679	5.7%

Named Executive Officers and Directors:
Shawn Iadonato, Ph.D.(3)	7,918,409	10.0%
Craig W. Philips, M.B.A.(4)	1,572,168	2.0%
Pauline Kenny, Esq.(5)	446,613	*
Marion R. Foote, M.B.A.(6)	1,033,764	1.3%
Raymond Bartoszek, M.B.A.(7)	4,061,737	5.2%
Jiyoung Hwang(2)	4,383,679	5.7%
Richard Peters, M.D., Ph.D.(8)	390,234	*
David Arkowitz, M.B.A.(9)	10,513	*
All executive officers and directors as a group (10 persons)	19,920,761	25.5%
*	Indicates beneficial ownership of less than one percent.
(1)	Consists of (i) 5,824,715 shares of common stock held by Charles Magness and (ii) 67,232 shares of common stock held by Robert W. Baird & Co. Inc. TTEE FBO Charles Magness.
(2)
Consists of 4,383,679 shares of common stock held by CBI USA. Jiyoung Hwang, a member of Kineta’s board of directors, is a member of the board of directors of CBI USA and shares voting and dispositive power over the shares held by CBI USA. As such, Ms. Hwang may be deemed to beneficially own such shares held by CBI USA. The address for CBI USA is 300 Western Ave., Suite 400, Seattle, WA 98121.

(3)
Consists of (i) 5,837,363 shares of common stock held by Shawn Iadonato, (ii) 36,080 shares of common stock held by NuView IRA, Inc. FBO Shawn Iadonato 9914306, (iii) 44,240 shares of common stock held by Robert W. Baird & Co. Inc. TTEE FBO Shawn Iadonato Rollover IRA, and (iv) 2,000,725 shares of common stock issuable upon the exercise of options currently exercisable or exercisable within 60 days of August 31, 2022.

(4)
Consists of (i) 65,525 shares of common stock held by Craig W. Philips, (ii) 231,154 shares of common stock held by Whetstone, (iii) 116,296 shares of common stock issuable upon the exercise of a warrant issued to Whetstone currently exercisable within 60 days of August 31, 2022, and (iv) 1,159,193 shares of common stock issuable upon the exercise of options currently exercisable or exercisable within 60 days of August 31, 2022. Mr. Philips is a member/manager of Whetstone and shares voting and dispositive power over the shares held by Whetstone. As such, Mr. Philips may be deemed to beneficially own such shares held by Whetstone. The address for Whetsone is 7239 SE 29th St., Mercer Island, WA 98040.

(5)
Consists of (i) 99,878 shares of common stock held by Pauline Kenny, and (ii) 346,735 shares of common stock issuable upon the exercise of options currently exercisable or exercisable within 60 days of August 31, 2022.

(6)
Consists of (i) 732,525 shares of common stock held by Marion R. Foote, (ii) 144,024 shares of common stock issuable upon the exercise of warrants issued to Marion R. Foote currently exercisable within 60 days of August 31, 2022, and (iii) 157,215 shares of common stock issuable upon the exercise of options currently exercisable or exercisable within 60 days of August 31, 2022.

(7)
Consists of (i) 3,259,739 shares of common stock held by RLB Connecticut, (ii) 321,738 shares of common stock held by RLB Holdings, (iii) 323,045 shares of common stock issuable upon the exercise of a warrant issued to RLB Connecticut currently exercisable within 60 days of August 31, 2022, and (iv) 157,215 shares of common stock issuable upon the exercise of options currently exercisable or exercisable within 60 days of August 31, 2022. Raymond Bartoszek, a member of Kineta’s board of directors, is a managing general partner of RLB Connecticut and RLB Holdings and shares voting and dispositive power over the shares held by RLB Connecticut and RLB Holdings. As such, Mr. Bartoszek may be deemed to beneficially own such shares held by RLB Connecticut and RLB Holdings. The address for RLB Connecticut and RLB Holdings is 343 Greenwich Ave., Ste. 200, Greenwich, CT 06830.

(8)	Consists of (i) 70,446 shares of common stock held by Dr. Peters and (ii) 319,788 shares of common stock issuable upon exercise of options exercisable within 60 days of August 31, 2022.
(9)	Consists of (i) 4,347 shares of common stock held by Mr. Arkowitz and (ii) 6,166 shares of common stock issuable upon exercise of options exercisable within 60 days of August 31, 2022.

LEGAL MATTERS
Goodwin Procter LLP will pass upon the validity of the Yumanity common stock offered by this proxy statement/prospectus/information statement.
EXPERTS
The financial statements as of December 31, 2021 and 2020 and for each of the years then ended included in this proxy statement/prospectus/information statement have been so included in reliance on the report (which contains an explanatory paragraph relating to Yumanity Therapeutics, Inc.’s ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
The financial statements of Kineta, Inc. as of December 31, 2021 and 2020, and for each of the years then ended, have been included in this proxy statement/prospectus/information statement in reliance upon the report (which contains an explanatory paragraph relating to Kineta, Inc.'s ability to continue as a going concern as described in Note 1 to the financial statements) of Marcum LLP (“Marcum”), independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.
CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
On September 30, 2021, Kineta dismissed BDO USA, LLP (“BDO”) as Kineta’s independent auditors. This decision was approved by the Kineta board of directors.
For the year ended December 31, 2020, BDO’s report on Kineta’s financial statements did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles, except that BDO’s report on Kineta’s consolidated financial statements for the year ended December 31, 2020 contained an explanatory paragraph expressing substantial doubt as to Kineta’s ability to continue as a going concern.
During the fiscal year ended December 31, 2020, and the subsequent interim period through September 30, 2021, there were (i) no “disagreements,” as such term is defined in Item 304(a)(1)(iv) of Regulation S-K, with BDO on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of BDO, would have caused them to make reference to the subject matter of the disagreements in their audit reports, and (ii) no “reportable events,” as such term is defined in Item 304(a)(1)(v) of Regulation S-K, except for two material weaknesses in internal control over financial reporting related to (i) inadequate segregation of duties in the accounting and financial reporting process and (ii) inadequate internal technical resources to account for complex transactions.
We have provided BDO with a copy of these disclosures and requested that BDO furnish us with a letter addressed to the SEC stating whether or not BDO agrees with the statements made herein and, if not, stating the respects in which it does not agree. A copy of the letter, dated August 26, 2022, furnished by BDO in response to that request, is filed as Exhibit 16.1 to the registration statement of which this proxy statement/prospectus/information statement forms a part.
Effective as of June 27, 2022, Kineta engaged Marcum to serve as its independent registered public accounting firm. Following its engagement, Marcum reaudited Kineta’s financial statements for the year ended December 31, 2020.
During the fiscal years ended December 31, 2021 and 2020, and through June 27, 2022, neither Kineta nor anyone acting on its behalf consulted with Marcum regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on its financial statements, and neither a written report nor oral advice was provided to Kineta that Marcum concluded was an important factor considered by Kineta in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement or a reportable event.

WHERE YOU CAN FIND MORE INFORMATION
Yumanity files annual, quarterly and special reports, proxy statements and other information with the SEC. Yumanity’s SEC filings are also available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also access any document Yumanity files with the SEC through the Investor Relations section of its website, which is located at https://www.yumanity.com/investor-relations/financial-information/. Information on Yumanity’s website is not incorporated by reference into this proxy statement/prospectus/information statement.
As of the date of this proxy statement/prospectus/information statement, Yumanity has filed a Registration Statement to register with the SEC the Yumanity common stock that Yumanity will issue to Kineta shareholders in the Merger. This proxy statement/prospectus/information statement is a part of that Registration Statement and constitutes a prospectus of Yumanity, as well as a proxy statement of Yumanity for its special meeting and an information statement for the purpose of Kineta for its written consent.
Yumanity has supplied all information contained in this proxy statement/prospectus/information statement relating to Yumanity, and Kineta has supplied all information contained in this proxy statement/prospectus/information statement relating to Kineta.
If you would like to request documents from Yumanity or Kineta, please send a request in writing or by telephone to either Yumanity or Kineta at the following addresses:
Yumanity Therapeutics, Inc. 40 Guest Street, Suite 4410 Boston, MA 02135	Kineta, Inc. 219 Terry Ave. N., Suite 300 Seattle, WA 98109

Telephone: (617) 409-5300	Telephone: (206) 378-0400

Attn: Secretary	Attn: Secretary
If you are a Yumanity stockholder and would like additional copies, without charge, of this proxy statement/prospectus/information statement or if you have questions about the Merger, including the procedures for voting your shares, you should contact Yumanity’s proxy solicitor:
MacKenzie Partners, Inc.
1407 Broadway, 27th Floor
New York, New York 10018
Call Toll-Free: 1-800-322-2885
Email: proxy@mackenziepartners.com
TRADEMARK NOTICE
Each of Yumanity and Kineta use various trademarks and trade names in their business, including without limitation, their respective corporate name and logo. This proxy statement/prospectus/information statement and the information incorporated herein by reference contain references to trademarks, service marks and trade names owned by Yumanity, Kineta or other companies. Solely for convenience, trademarks, service marks and trade names referred to in this proxy statement/prospectus/information statement and the information incorporated herein, including logos, artwork, and other visual displays, may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that Yumanity and Kineta, as applicable, will not assert, to the fullest extent under applicable law, its rights or the rights of the applicable licensor to these trademarks, service marks and trade names. Other trademarks, service marks or trade names appearing in this proxy statement/prospectus/information statement are the property of their respective owners. Neither Yumanity nor Kineta intends the use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of or by either, of these other companies.

OTHER MATTERS
Stockholder Proposals
Any stockholder proposal intended to be included in the proxy statement for the 2023 annual meeting of Yumanity’s stockholders must also satisfy all of the applicable requirements of Rule 14a-8 promulgated under the Exchange Act, and be received not later than December 26, 2022. If the date of the annual meeting is moved by more than 30 days from the date contemplated at the time of the previous year’s proxy statement, then notice must be received within a reasonable time before Yumanity begins to print and send proxy materials. If that happens, Yumanity will publicly announce the deadline for submitting a proposal in a press release or in a document filed with the SEC.
Any stockholder proposals intended to be presented at the next annual meeting of Yumanity’s stockholders other than those to be included in its proxy materials following the procedures described in Rule 14a-8 must satisfy the requirements set forth in the advance notice provision under Yumanity’s bylaws. To be timely for the Yumanity 2023 annual meeting, any such proposal must be delivered in writing to its Secretary at its principal executive offices no earlier than the close of business on February 7, 2023 (120 days prior to the first anniversary of the Yumanity 2022 Annual Meeting) and no later than the close of business on March 9, 2023 (90 days prior to the first anniversary of the Yumanity 2022 Annual Meeting). If the date of the 2023 annual meeting is scheduled to take place before May 8, 2023 (30 days prior to the first anniversary of the Yumanity 2022 Annual Meeting) or after August 6, 2023 (60 days after the first anniversary of the Yumanity 2022 Annual Meeting), notice by the stockholder must be delivered no later than the close of business on the later of (1) the 90th day prior to the 2023 annual meeting or (2) the 10th day following the day on which public announcement of the date of the 2023 annual meeting is first made.
Householding of Proxy Materials
Some banks, brokers, and other nominee record holders may be participating in the practice of “householding” materials for the special meeting. This means that only one copy of the special meeting materials is being delivered to multiple stockholders sharing an address unless Yumanity has received contrary instructions. Yumanity will promptly deliver a separate copy of any of these materials to you if you write to 40 Guest Street, Suite 4410, Boston, Massachusetts 02135, Attention: Secretary or call Yumanity at (617) 409-5300. If you want to receive separate copies of stockholder meeting materials in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact Yumanity at the above address or telephone number.

Index to Consolidated Financial Statements

YUMANITY THERAPEUTICS, INC.
KINETA, INC.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of Yumanity Therapeutics, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Yumanity Therapeutics, Inc. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of operations, of comprehensive loss, of preferred units and stockholders’ equity (deficit) and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Substantial Doubt about the Company’s Ability to Continue as a Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred recurring losses and negative cash flows from operations since inception that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Accrued external research and development expenses
As described in Notes 2 and 7 to the consolidated financial statements, the Company has entered into various research, development, and manufacturing contracts with research institutions and other companies. When billing terms under these contracts do not coincide with the timing of when the work is performed, management is required to estimate the amount of outstanding obligations to those third parties as of period end. Within accrued expenses and other current liabilities, total accrued external research and development expenses amounted to $1.6 million as of December 31, 2021. The accrual estimate is based on a number of factors, including management’s knowledge of the progress towards completion of the research, development, and manufacturing activities, invoicing to date under the contracts, communication from the research institutions and other companies of any actual costs incurred during the period that have not yet been invoiced, and the costs included in the contracts. Significant judgments and estimates may be made in determining the accrued balances at the end of any reporting period.
The principal considerations for our determination that performing procedures relating to accrued external research and development expenses is a critical audit matter are (i) the significant judgment by management in developing the estimate of actual costs incurred during the period that have not yet been invoiced and (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s estimate of the actual costs incurred during the period that have not yet been invoiced and in evaluating the audit evidence obtained for estimating the accrued external research and development expenses.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others (i) testing management’s process for estimating the accrued external research and development expenses; (ii) evaluating the appropriateness of the method used by management to develop the estimate; (iii) testing the completeness and accuracy of the data used to develop the estimate related to invoicing to date under the contracts and contractual rates for services received; and (iv) evaluating the reasonableness of the estimated actual costs incurred during the period that have not yet been invoiced. Evaluating the reasonableness of management’s estimate of the costs incurred involved performing a comparison of the estimated and actual costs incurred to cost information and contracted fees supporting documentation on a test basis.
/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
March 24, 2022
We have served as the Company’s auditor since 2018.

YUMANITY THERAPEUTICS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share amounts)
	December 31,
	2021	2020
Assets
Current assets:
Cash and cash equivalents	$35,102	$80,819
Marketable securities	1,399	4,498
Accounts receivable	5,000	—
Prepaid expenses and other current assets	1,207	2,264
Total current assets	42,708	87,581
Property and equipment, net	387	874
Operating lease right-of-use assets	18,543	23,678
Deposits	366	386
Restricted cash	928	2,066
Assets held-for-sale	—	250
Total assets	$62,932	$114,835
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$1,839	$7,384
Accrued expenses and other current liabilities	4,846	7,851
Current portion of long-term debt	5,805	2,891
Operating lease liabilities	5,064	4,468
Current portion of finance lease obligation	48	166
Deferred revenue	5,061	8,104
Total current liabilities	22,663	30,864
Long-term debt, net of discount and current portion	7,357	13,237
Operating lease liabilities, net of current portion	9,415	14,479
Finance lease obligation, net of current portion	—	48
Total liabilities	39,435	58,628
Commitments and contingencies (Note 12)
Stockholders’ equity:
Preferred stock, $0.001 par value; 5,000,000 shares authorized; no shares issued and outstanding as of December 31, 2021 and 2020, respectively	—	—
Common stock, $0.001 par value; 125,000,000 shares authorized; 10,644,714 shares and 10,193,831 shares issued and outstanding as of December 31, 2021 and 2020, respectively	11	10
Additional paid-in capital	210,799	204,007
Accumulated deficit	(187,313)	(147,810)
Total stockholders’ equity	23,497	56,207
Total liabilities and stockholders’ equity	$62,932	$114,835
The accompanying notes are an integral part of these consolidated financial statements.

YUMANITY THERAPEUTICS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share/unit and per share/unit amounts)
	Year Ended December 31,
	2021	2020
Collaboration revenue	$8,044	$6,896
Operating expenses:
Research and development	26,410	22,310
General and administrative	20,379	11,881
In-process research and development assets acquired	—	28,336
Total operating expenses	46,789	62,527
Loss from operations	(38,745)	(55,631)
Other income (expense):
Change in fair value of preferred unit warrant liability	—	72
Interest expense	(1,817)	(1,900)
Interest income and other income (expense), net	(75)	(28)
Gain on debt extinguishment	1,134	—
Total other income (expense), net	(758)	(1,856)
Net loss	$(39,503)	$(57,487)
Gain on extinguishment of Class B preferred units	—	6,697
Net loss applicable to common shareholders	(39,503)	(50,790)
Net loss per share, basic and diluted	$(3.84)	$(21.57)
Weighted average common shares outstanding, basic and diluted	10,283,172	2,354,143
The accompanying notes are an integral part of these consolidated financial statements.

YUMANITY THERAPEUTICS, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands)
	Year Ended December 31,
	2021	2020
Net loss	$(39,503)	$(57,487)
Other comprehensive loss:
Unrealized gains on marketable securities, net of tax of $0	—	—
Comprehensive loss	$(39,503)	$(57,487)
The accompanying notes are an integral part of these consolidated financial statements.

YUMANITY THERAPEUTICS, INC.
CONSOLIDATED STATEMENTS OF PREFERRED UNITS AND STOCKHOLDERS’ EQUITY (DEFICIT)
(In thousands, except share/unit amounts)
	Preferred Units		Common Units		Defaulting Class B Preferred Units		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Gain (Loss)	Accumulated Deficit	Total Stockholders’ Equity/ (Deficit)
	Units	Amount	Units	Amount	Units	Amount	Shares	Amount
Balances at December 31, 2019	12,391,101	$89,699	2,163,099	$5,120	—	$—	—	$—	$—	$—	$(97,020)	$(91,900)
Issuance of Class C preferred units, net of issuance costs of $388	5,404,588	21,235	—	—	—	—	—	—	—	—	—	—
Exchange of Class B preferred units for Defaulting Class B preferred units	(836,319)	(288)	—	—	836,319	288	—	—	—	—	—	288
Gain on extinguishment of Class B preferred units	—	(6,697)	—	—	—	—	—	—	—	—	6,697	6,697
Forfeiture of unvested incentive units	—	—	(790)	—	—	—	—	—	—	—	—	—
Stock/equity-based compensation expense	—	—	—	2,266	—	—	—	—	—	—	—	2,266
Exchange of preferred units of Yumanity Holdings, LLC for shares of common stock of Yumanity Therapeutics, Inc., adjusted to reflect the Exchange Ratio	(16,959,370)	(103,949)	—	—	(836,319)	(288)	3,745,983	4	104,233	—	—	103,949
Exchange of common units of Yumanity Holdings, LLC for shares of common stock of Yumanity Therapeutics, Inc., adjusted to reflect the Exchange Ratio	—	—	(2,162,309)	(7,386)	—	—	2,278,450	2	7,384	—	—	—
Exchange of common stock in connection with the Merger	—	—	—	—	—	—	2,708,537	3	60,127	—	—	60,130
Fair value of replacement equity	—	—	—	—	—	—	—	—	471	—	—	471
Reclassification of warrant liability to permanent equity	—	—	-	—	—	—	—	—	189	—	—	189
Private placement of common stock, net of issuance costs of $1,996	—	—	—	—	—	—	1,460,861	1	31,603	—	—	31,604
Net loss	—	—	—	—	—	—	—	—	—	—	(57,487)	(57,487)
Balances at December 31, 2020	—	$—	—	$—	—	—	10,193,831	$10	$204,007	—	$(147,810)	$56,207
Issuance of common stock from at the market offering, net of issuance costs of $44	—	—	—	—	—	—	112,833	—	1,419			1,419
Exercises of common stock options	—	—	—	—	—	—	9,241	—	84			84
Vesting of restricted stock units	—	—	—	—	—	—	23,146	—	—			—
Issuance of restricted stock awards	—	—	—	—	—	—	305,663	1	(1)			—
Stock/equity-based compensation expense	—	—	—	—	—	—	—	—	5,290			5,290
Net loss	—	—	—	—	—	—	—	—	—		(39,503)	(39,503)
Balances at December 31, 2021	—	$—	—	$—	—	$—	10,644,714	$11	$ 210,799	$ —	$ (187,313)	$ 23,497
The accompanying notes are an integral part of these consolidated financial statements.

YUMANITY THERAPEUTICS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
	December 31,
	2021	2020
Cash flows from operating activities:
Net loss	$(39,503)	$(57,487)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash expense for in-process research and development acquired	—	28,336
Depreciation and amortization expense	631	770
Non-cash lease expense	5,135	2,501
Stock/equity-based compensation expense	5,290	2,266
Other non-cash expense	58	—
Accretion of discounts on marketable securities	(9)	(6)
Non-cash interest expense	527	535
Gain on debt extinguishment	(1,134)	—
Change in fair value of preferred unit warrant liability	—	(72)
Loss on assets held-for-sale	63	—
(Gain) on sale of property and equipment	—	(2)
Changes in operating assets and liabilities, excluding the effect of acquisition:
Accounts receivable	(5,000)	—
Prepaid expenses and other current assets	1,057	(1,497)
Deposits	20	(346)
Operating lease liabilities	(4,468)	(1,688)
Accounts payable	(5,545)	2,802
Accrued expenses and other current liabilities	(2,994)	(2,154)
Deferred revenue	(3,043)	8,104
Net cash used in operating activities	(48,915)	(17,938)
Cash flows from investing activities:
Purchases of marketable securities	(11,267)	(4,495)
Proceeds from sales and maturities of marketable securities	14,375	1,350
Purchases of property and equipment	(138)	(246)
Proceeds from assets held-for-sale	123	—
Proceeds from sale of property and equipment	—	13
Cash, cash equivalents, and restricted cash acquired in connection with the Merger	—	35,939
Merger transaction costs	—	(1,520)
Net cash provided by investing activities	3,093	31,041
Cash flows from financing activities:
Proceeds from issuance of Class C preferred units, net of offering costs paid	—	21,235
Proceeds from private placement of common stock, net of issuance costs	—	33,597
Proceeds from Paycheck Protection Program loan	—	1,123
Proceeds from at the market offering, net of issuance costs	1,419	—
Proceeds from exercise of stock options	84	—
Payments of principal portion of long-term debt	(2,267)	—
Payments of debt issuance costs related to long-term debt	(103)	(72)
Payments of finance lease obligations	(166)	(347)
Net cash (used in) provided by financing activities	(1,033)	55,536
Net (decrease) increase in cash, cash equivalents and restricted cash	(46,855)	68,639
Cash, cash equivalents and restricted cash at beginning of period	82,885	14,246
Cash, cash equivalents and restricted cash at end of period	$36,030	$82,885
Supplemental cash flow information:
Cash paid for interest	$1,298	$1,287
The accompanying notes are an integral part of these consolidated financial statements.

	December 31,
	2021	2020
Supplemental disclosure of noncash investing and financing activities:
Additions to property and equipment under finance lease	$—	$102
Merger transaction costs included in accounts payable and accrued expenses	$—	$1,169
Offering costs included in accounts payable	$—	$1,993
Operating lease liabilities arising from obtaining right-of-use assets	$—	$10,219
Fair value of net assets acquired in the Merger, excluding cash, cash equivalents and restricted cash acquired	$—	$24,662
Conversion of preferred units to common stock	$—	$104,237
Conversion of preferred unit warrants into common stock warrants	$—	$189
The accompanying notes are an integral part of these consolidated financial statements.

YUMANITY THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. Nature of Business and Basis of Presentation
Yumanity Therapeutics, Inc. (together with its wholly owned subsidiaries, the “Company” or “Yumanity”) is a clinical stage biopharmaceutical company engaged in the research and development of treatments for neurodegenerative diseases caused by protein misfolding.
The Company is subject to risks similar to those of other early clinical stage companies in the biopharmaceutical industry, including dependence on key individuals, the need to develop commercially viable products, competition from other companies, many of whom are larger and better capitalized, the impact of the ongoing COVID-19 pandemic and the need to obtain adequate additional financing to fund the development of its product candidates. There can be no assurance that the Company’s research and development will be successfully completed, that adequate protection for the Company’s intellectual property will be maintained, that any product candidates developed will obtain required regulatory approval or that any approved products will be commercially viable. Even if the Company’s development efforts are successful, it is uncertain when, if ever, the Company will generate significant revenue from the sale of its products.
Exploration of Strategic Alternatives and Restructuring
In February 2022, the Company announced that it is exploring strategic alternatives to enhance shareholder value and engaged H.C. Wainwright as its exclusive financial advisor to assist in this process. No timetable has been established for the completion of this process, and the Company does not expect to disclose developments unless and until the Board of Directors has concluded that disclosure is appropriate or required.
In February the Company also began implementation of a strategic restructuring with the objective of preserving capital. As part of the restructuring, it is eliminating approximately 60% of its workforce and has taken other actions, including reducing its office and laboratory space, to reduce expenditures (see Note 19).
Clinical and Regulatory Update
In January 2022, the U.S. Food and Drug Administration (FDA) placed a partial clinical hold on the Company’s multidose clinical trials of YTX-7739. The partial clinical hold suspends initiation of multiple dose clinical trials in the U.S. until the FDA’s questions have been addressed. The FDA has not halted all clinical programming and is permitting the Company’s planned single dose formulation clinical trial to proceed. The Company anticipates working closely with the FDA to try to adequately address their concerns. While the Company works to address the FDA’s concerns, it has paused its planned clinical study of YTX-7739 in glioblastoma multiforme patients and the exploration of additional indications.
Merger with Proteostasis Therapeutics, Inc.
On December 22, 2020, Proteostasis Therapeutics, Inc. (“Proteostasis” or “PTI”) completed its previously announced merger transaction with Yumanity, Inc. (formerly Yumanity Therapeutics, Inc.) in accordance with the terms of the Agreement and Plan of Merger and Reorganization, dated as of August 22, 2020, as amended on November 6, 2020 (the “Merger Agreement”), by and among Pangolin Merger Sub, Inc., a wholly-owned subsidiary of Proteostasis (“Merger Sub”), Yumanity Holdings, LLC (“Holdings”) and Yumanity, Inc., pursuant to which Merger Sub merged with and into Yumanity, Inc., with Yumanity, Inc. surviving as a wholly owned subsidiary of Proteostasis (the “Merger”). Immediately prior to the effective time of the Merger, Holdings merged with and into Yumanity, Inc. and Yumanity, Inc. continued to exist as the surviving corporation. On December 22, 2020, in connection with, and prior to the completion of, the Merger, Proteostasis effected a 1-for-20 reverse stock split of its common stock (the “Reverse Stock Split”). Immediately following the Merger, Proteostasis changed its name to “Yumanity Therapeutics, Inc.”
At the effective time of the Merger (the “Effective Time”), each share of Yumanity Inc.’s common stock, par value $0.01 (the “Yumanity Common Stock”), outstanding immediately prior to the Effective Time was converted into the right to receive shares of PTI based on an exchange ratio set forth in the Merger Agreement. At the Effective Time following the Reverse Stock Split, the exchange ratio was determined to be 0.2108 shares of PTI Common Stock for each share of Yumanity Common Stock (the “Exchange Ratio”). At the closing of the Merger on December 22, 2020,

PTI issued an aggregate of 6,024,433 shares of its common stock to Yumanity, based on the Exchange Ratio. In addition, all options and warrants exercisable for shares of common stock of Yumanity, Inc. became options and warrants exercisable for shares of common stock of PTI equal to the Exchange Ratio multiplied by the number of shares of Yumanity Inc.’s common stock previously represented by such stock options and warrants, as applicable, with a proportionate adjustment in exercise price. No fractional shares were issued in connection with the Exchange Ratio.
The transaction was accounted for as a reverse merger and as an asset acquisition in accordance with GAAP. Under this method of accounting, Yumanity was deemed to be the accounting acquirer for financial reporting purposes. This determination was primarily based on the fact that, immediately following the Merger: (i) Yumanity’s equityholders own a majority of the voting rights in the combined organization, (ii) Yumanity designated a majority of the members (7 of 9) of the initial board of directors of the combined organization and (iii) Yumanity’s senior management hold all key positions in the senior management of the combined organization. Accordingly, for accounting purposes, (i) the Merger was treated as the equivalent of the Yumanity issuing stock to acquire the net assets of PTI, (ii) the net assets of PTI were allocated a portion of the transaction price and recorded based upon their relative fair values in the financial statements at the time of closing, (iii) the reported historical operating results of the combined organization prior to the Merger will be those of Yumanity and (iv) for periods prior to the transaction, shareholders’ equity of the combined organization is presented based on the historical equity structure of Yumanity. As a result, as of the closing date of the Merger, the net assets of PTI were recorded at their acquisition-date fair values in the financial statements of Yumanity and the reported operating results prior to the Merger will be those of Yumanity. As used herein, the words “the Company” refer to, for periods following the Merger, Yumanity Therapeutics, Inc., together with its wholly owned subsidiaries, and for periods prior to the Merger, Holdings, and its wholly owned subsidiary, as applicable.
The Yumanity Reorganization
On December 22, 2020, immediately prior to the closing of the Merger, pursuant to the terms of the Merger Agreement, the Company completed the Yumanity Reorganization whereby Holdings, the sole stockholder and holding company parent of Yumanity, Inc., merged with and into Yumanity, Inc., with Yumanity, Inc. as the surviving corporation. In connection with the Yumanity Reorganization, each outstanding common unit of Holdings was exchanged for shares of common stock of Yumanity, Inc. based upon a ratio associated with the terms of each common unit, each outstanding preferred unit of Holdings was converted into shares of common stock of Yumanity, Inc. based upon the ratio associated with each individual series of preferred units, each outstanding option to purchase shares of common units of Holdings was converted into an outstanding option to purchase shares of common stock of Yumanity, Inc. on a 1-for-1 basis, with a corresponding adjustment to the exercise price, and each outstanding warrant to purchase preferred units or common units of Holdings was converted into a warrant to purchase shares of common stock of Yumanity, Inc. based upon the ratio associated with each individual series of preferred units or on a 1-for-1 basis, respectively, with a corresponding adjustment to the exercise price, as applicable.
Basis of presentation
The Company’s consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). Any reference in these notes to applicable guidance is meant to refer to the authoritative GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Update (“ASU”) of the Financial Accounting Standards Board (“FASB”). The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. Unless otherwise noted, all references to common stock/unit share and per share amounts have also been adjusted to reflect the Exchange Ratio.
Going concern
The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the issuance date of the consolidated financial statements.
Since its inception, the Company has funded its operations primarily with equity and debt including proceeds from the Merger. The Company has incurred recurring losses and negative cash flows from operations since inception, including net losses of $39.5 million and $57.5 million for the years ended December 31, 2021 and 2020, respectively. In addition, as of December 31, 2021, the Company had an accumulated deficit of $187.3 million. The Company expects to continue to generate operating losses for the foreseeable future.

As of the issuance date of the consolidated financial statements for the year ended December 31, 2021, the Company expects that its cash, cash equivalents and marketable securities will not be sufficient to fund its operating expenses and capital expenditure requirements for a period of twelve months from the issuance of the consolidated financial statements.
The Company is currently evaluating strategic alternatives including an acquisition, merger, reverse merger, other business combination, sales of assets, licensing or other strategic transactions involving the Company. There is no assurance that the Company will be successful in executing such transaction or obtaining sufficient funding on terms acceptable to the Company to fund continuing operations, if at all. If the Company is unable to obtain additional funding or enter into strategic alternatives, the Company will be forced to further delay, reduce or eliminate its research and development programs or initiate steps to cease operations.
These factors raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities or any other adjustments that might result from the outcome of this uncertainty.
Impact of the COVID-19 pandemic
The COVID-19 pandemic, which began in December 2019 and has spread worldwide, has caused many governments to implement measures to slow the spread of the outbreak. The outbreak and government measures taken in response have had a significant impact, both direct and indirect, on businesses and commerce, as worker shortages have occurred, supply chains have been disrupted, and facilities and production have been suspended. The future progression of the pandemic and its effects on the Company’s business and operations are uncertain. The COVID-19 pandemic is ongoing and may affect the Company’s ability to initiate and complete preclinical studies, delay its clinical trial or future clinical trials, disrupt regulatory activities, or have other adverse effects on its business and operations. The pandemic has already caused significant disruptions in the financial markets, and may continue to cause such disruptions, which could impact the Company’s ability to raise additional funds to support its operations. Moreover, the pandemic has significantly impacted economies worldwide and could result in adverse effects on the Company’s business and operations.
Clinical trial sites in many countries, including those in which the Company operates, have incurred delays due to COVID-19. Certain of the sites in the YTX-7739 Phase 1b clinical trial incurred delays due to COVID-19 that resulted in a delay in the results from that study. There continues to be a risk of additional delays to the Company’s clinical programs.
To date, the Company has not incurred impairment losses in the carrying values of its assets as a result of the pandemic and it is not aware of any specific related event or circumstance that would require it to revise its estimates reflected in these consolidated financial statements. The extent to which the COVID-19 pandemic will directly or indirectly impact the Company’s business, results of operations and financial condition, including current and future clinical trials and research and development costs, will depend on future developments that are highly uncertain, including as a result of new information that may emerge concerning COVID-19, the actions taken to contain or treat it, and the duration and intensity of the related effects.
At-the-Market Offering Program
In April 2021, the Company entered into a sales agreement (the “Prior Sales Agreement”) with Jefferies LLC (“Jefferies”) with respect to an at-the-market (“ATM”) offering program under which it issued and sold, from time-to-time at its sole discretion, shares of its common stock, in an aggregate offering amount of up to $60.0 million. In December 2021, the Company terminated the Prior Sales Agreement and entered into a new sales agreement with Jefferies with respect to an ATM offering under which it may issue and sell, from time-to-time and at its sole discretion, shares of its common stock, in an aggregate offering amount of up to $60.0 million (the “New Sales Agreement”). Jefferies acts as the Company’s sales agent and will use commercially reasonable efforts to sell shares of common stock from time-to-time, based upon instruction by the Company.
The Company will pay Jefferies up to 3% of the gross proceeds from any common stock sold through the New Sales Agreement. The Company sold 112,833 shares of common stock under the Prior Sales Agreement during the twelve months ended December 31, 2021 for gross proceeds of $1.5 million for aggregate net proceeds to the Company of approximately $1.4 million, after deducting sales commissions. As of December 31, 2021, $60.0 million of common stock remained available for future issuance under the New Sales Agreement, although these amounts may be limited as the Company will be subject to the general instructions of Form S-3 known as the “baby shelf rules.” Under these instructions, the amount of funds the Company can raise through primary public offerings of securities in any 12-month period using its registration statement on Form S-3 is limited to one-third of the aggregate market value of the shares of its common stock held by non-affiliates of the Company. Therefore, the Company will be limited in the amount of proceeds it is able to raise by selling shares of its common stock using its Form S-3 until such time as its public float exceeds $75 million.
Private Placement
On December 14, 2020, the Company entered into a subscription agreement with certain accredited investors for the sale by it in a private placement of 1,460,861 shares of its common stock for a price of $23.00 per share. The Company refers to this sale herein as the Private Placement. The Private Placement closed on December 22, 2020. The aggregate gross proceeds for the issuance and sale of the common stock were $33.6 million and, after deducting certain of its expenses, the net proceeds it received in the Private Placement were $31.6 million.
2. Summary of Significant Accounting Policies
Use of estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, revenue recognition, the accrual of research and development expenses, the valuation of common units prior to the Merger and the valuation of stock/unit-based awards. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates as there are changes in circumstances, facts, and experience. Actual results may differ from those estimates or assumptions.
Segment information
The Company manages its operations as a single segment for the purposes of assessing performance and making operating decisions. All of the Company’s tangible assets are held in the United States.
Concentrations of credit risk and of significant suppliers
Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents and marketable securities. At times the Company may maintain cash and investment balances in excess of federally insured limits. The Company does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.
The Company relies, and expects to continue to rely, on a small number of vendors to provide services, supplies and materials related to its discovery programs. These programs could be adversely affected by a significant interruption in these services or the availability of materials.
Deferred financing costs
The Company capitalizes certain legal and other third-party fees that are directly associated with obtaining access to capital under credit facilities. Deferred financing costs incurred in connection with obtaining access to capital are recorded in prepaid expenses and other current assets and are amortized over the term of the credit facility. Deferred financing costs related to a recognized debt liability are recorded as a reduction of the carrying amount of the debt liability and amortized to interest expense using the effective interest method over the repayment term.
Cash equivalents
The Company considers all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents.

Restricted cash
Amounts included in restricted cash represent amounts pledged as collateral for Company credit cards as part of the terms of the “Term Loan” (see note 8) and for its office and laboratory space lease. These amounts are classified as restricted cash (non-current) in the Company’s consolidated balance sheet. In December 2020, in connection with the Merger, the Company acquired Proteostasis’ restricted cash pledged as collateral for its office and laboratory space lease and amended its loan and security agreement to establish an escrow account in the amount of its Paycheck Protection Program loan. After forgiveness of the PPP Loan, in April 2021 the escrowed cash was released and reclassified into cash and cash equivalents. The cash pledged as collateral is classified as restricted cash (non-current) in the Company’s consolidated balance sheet as of December 31, 2021. As of December 31, 2021 and 2020, the cash and restricted cash of $36.0 million and $82.9 million, respectively, presented in the consolidated statements of cash flows included cash and cash equivalents of $35.1 million and $80.8 million, respectively, and restricted cash of $0.9 million and $2.1 million, respectively.
Property and equipment
Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense is recognized using the straight-line method over the estimated useful life of each asset as follows:
Estimated Useful Life
Laboratory equipment	2 - 3 years
Office equipment, computers and software	2 - 5 years
Furniture and fixtures	2 - 7 years
Leasehold improvements	Shorter of remaining term of lease or useful life
Costs for capital assets not yet placed into service are capitalized as construction-in-progress and depreciated once placed into service. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is included in loss from operations. Expenditures for repairs and maintenance are charged to expense as incurred.
Assets held-for-sale
The Company classifies assets as held-for-sale when the following conditions are met: (1) management has committed to a plan to sell, (2) the assets are available for immediate sale in their present condition, (3) the Company has initiated an active program to identify a buyer, (4) it is probable that a sale will occur within one year, (5) the assets are actively marketed for sale at a reasonable price in relation to their current fair value, and (6) there is a low likelihood of significant changes to the plan or that the plan will be withdrawn. If all of the criteria are met as of the balance sheet date, the assets are presented separately in the consolidated balance sheet as held-for-sale at the lower of the carrying amount or fair value less costs to sell. The assets are then no longer depreciated or amortized while classified as held-for-sale.
Impairment of long-lived assets
The Company evaluates its long-lived assets, which consist primarily of property and equipment and right-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. The Company did not record any impairment losses on long-lived assets during the years ended December 31, 2021 or 2020.
Acquisitions
Acquisitions of assets or a group of assets that do not meet the definition of a business are accounted for as asset acquisitions using the cost accumulation method, whereby the cost of the acquisition, including certain transaction costs, is allocated to the assets acquired on the basis of relative fair values. No goodwill is recognized in an asset acquisition. Intangible assets that are acquired in an asset acquisition for use in research and development activities which have an alternative future use are capitalized as in-process research and development (“IPR&D”). Acquired

IPR&D which has no alternative future use is recognized as research and development expense at acquisition. Contingent milestone payments associated with asset acquisitions are recognized when probable and estimable. These amounts are expensed to research and development if there is no alternative future use associated with the asset, or capitalized as an intangible asset if alternative future use of the asset exists.
Fair value measurements
Certain assets and liabilities are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:
•	Level 1 — Quoted prices in active markets for identical assets or liabilities.
•
Level 2 — Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•
Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The Company’s cash equivalents and marketable securities are carried at fair value, determined according to the fair value hierarchy described above (see Note 4). The carrying values of the Company’s accounts payable and accrued expenses approximate their fair values due to the short-term nature of these liabilities. The carrying value of the Company’s long-term debt under its loan and security agreement approximates its fair value due to its variable interest rate.
Marketable securities
The Company’s marketable securities, which consist of debt securities, are classified as available-for-sale and are carried at fair value. Realized gains and losses are reported in other income (expense), net, within the consolidated statements of operations and comprehensive loss on a specific identification basis.
The Company conducts periodic reviews to identify and evaluate each investment in the Company’s portfolio that has an unrealized loss to determine whether a credit loss exists. An unrealized loss exists when the current fair value of an individual security is less than its amortized cost basis. A credit loss is estimated by considering available information relevant to the collectability of the security and information about past events, current conditions, and reasonable and supportable forecasts. Any credit loss is recorded as a charge to other income (expense), net, not to exceed the amount of the unrealized loss. Unrealized losses other than the credit loss are recognized in accumulated other comprehensive income (loss). When determining whether a credit loss exists, the Company considers several factors, including whether the Company has the intent to sell the security or whether it is more likely than not that the Company will be required to sell the security prior to recovery of its amortized cost basis. If the Company has an intent to sell, or if it is more likely than not that the Company will be required to sell a debt security in an unrealized loss position before recovery of its amortized cost basis, the Company will write down the security to its fair value and record the corresponding charge as a component of other income (expense), net. No declines in value were deemed to be credit losses or other than temporary during the year ended December 31, 2021.
Revenue recognition
The Company accounts for its one collaboration arrangement, entered into in June 2020, under ASC Topic 606, Revenue From Contracts With Customers (ASC 606). For additional information on the Company’s collaboration agreement, see Note 6, Collaboration Agreement, to these consolidated financial statements. Under ASC 606, an entity recognizes revenue when its customer obtains control of promised goods or services in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements within the scope of ASC 606, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration, if any; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration to which it is entitled in exchange for the goods or services it transfers to the customer.
The Company assesses the goods or services promised within each contract and determines those that are performance obligations. Arrangements that include rights to additional goods or services that are exercisable at a customer’s discretion are generally considered options. The Company assesses if these options provide a material right to the customer and if so, they are considered performance obligations. The identification of material rights requires judgments related to the determination of the value of the underlying license relative to the option exercise price, including assumptions about technical feasibility and the probability of developing a candidate that would be subject to the option rights. The exercise of a material right is accounted for as a contract modification for accounting purposes.
The Company assesses whether each promised good or service is distinct for the purpose of identifying the performance obligations in the contract. This assessment involves subjective determinations and requires management to make judgments about the individual promised goods or services and whether such are separable from the other aspects of the contractual relationship. Promised goods and services are considered distinct provided that: (i) the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (that is, the good or service is capable of being distinct) and (ii) the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (that is, the promise to transfer the good or service is distinct within the context of the contract). In assessing whether a promised good or service is distinct, the Company considers factors such as the research, manufacturing and commercialization capabilities of the collaboration partner and the availability of the associated expertise in the general marketplace. The Company also considers the intended benefit of the contract in assessing whether a promised good or service is separately identifiable from other promises in the contract. If a promised good or service is not distinct, an entity is required to combine that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct.
The transaction price is then determined and allocated to the identified performance obligations in proportion to their standalone selling prices (“SSP”) on a relative SSP basis. SSP is determined at contract inception and is not updated to reflect changes between contract inception and when the performance obligations are satisfied. Determining the SSP for performance obligations requires significant judgment. In developing the SSP for a performance obligation, the Company considers applicable market conditions and relevant entity- specific factors, including factors that were contemplated in negotiating the agreement with the customer and estimated costs. The Company validates the SSP for performance obligations by evaluating whether changes in the key assumptions used to determine the SSP will have a significant effect on the allocation of arrangement consideration between multiple performance obligations.
If the consideration promised in a contract includes a variable amount, the Company estimates the amount of consideration to which it will be entitled in exchange for transferring the promised goods or services to a customer. The Company determines the amount of variable consideration by using the expected value method or the most likely amount method. The Company includes the unconstrained amount of estimated variable consideration in the transaction price. The amount included in the transaction price is constrained to the amount for which it is probable that a significant reversal of cumulative revenue recognized will not occur. At the end of each subsequent reporting period, the Company re-evaluates the estimated variable consideration included in the transaction price and any related constraint, and if necessary, adjusts its estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis in the period of adjustment.
If an arrangement includes development and regulatory milestone payments, the Company evaluates whether the milestones are considered probable of being reached and estimates the amount to be included in the transaction price using the most likely amount method. If it is probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within the Company’s control or the licensee’s control, such as regulatory approvals, are generally not considered probable of being achieved until those approvals are received.

For arrangements with licenses of intellectual property that include sales-based royalties, including milestone payments based on the level of sales, and the license is deemed to be the predominant item to which the royalties relate, the Company recognizes royalty revenue and sales-based milestones at the later of (i) when the related sales occur, or (ii) when the performance obligation to which the royalty has been allocated has been satisfied.
The Company records amounts as accounts receivable when the right to consideration is deemed unconditional. When consideration is received, or such consideration is unconditionally due, from a customer prior to transferring goods or services to the customer under the terms of a contract, a contract liability is recorded for deferred revenue.
In determining the transaction price, the Company adjusts consideration for the effects of the time value of money if the timing of payments provides the Company with a significant benefit of financing. The Company does not assess whether a contract has a significant financing component if the expectation at contract inception is such that the period between payment by the licensees and the transfer of the promised goods or services to the licensees will be one year or less. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) each performance obligation is satisfied, either at a point in time or over time, and if over time, recognition is based on the use of an output or input method.
Classification and accretion of preferred units
The Company’s preferred units were classified outside of stockholders’ equity(deficit) on the consolidated balance sheets because the holders of such units had redemption rights in the event of a deemed liquidation that, in certain situations, were not solely within the control of the Company. The occurrence of a deemed liquidation event was not determined to be probable in any period prior to the Merger, therefore the carrying values of the preferred units were not being accreted to their redemption values.
Research and development costs
Costs for research and development activities are expensed in the period in which they are incurred. Research and development expenses consist of costs incurred in performing research and development activities, including salaries and bonuses, stock/equity-based compensation, employee benefits, facilities costs, laboratory supplies, depreciation and amortization, manufacturing expenses, and external costs of vendors engaged to conduct research and preclinical development activities and clinical trials as well as the cost of licensing technology.
Upfront payments under license agreements are expensed upon receipt of the license, and annual maintenance fees under license agreements are expensed in the period in which they are incurred. Milestone payments under license agreements are accrued, with a corresponding expense being recognized, in the period in which the milestone is determined to be probable of achievement and the related amount is reasonably estimable.
Non-refundable advance payments for goods or services to be received in the future for use in research and development activities are recorded as prepaid expenses. The prepaid amounts are expensed as the related goods are delivered or the services are performed.
Research, development, and manufacturing contract costs and accruals
The Company has entered into various research, development, and manufacturing contracts with research institutions and other companies. These agreements are generally cancelable, and related costs are recorded as research and development expenses as incurred. The Company records accruals for estimated ongoing research and development costs. When billing terms under these contracts do not coincide with the timing of when the work is performed, management is required to estimate the amount of outstanding obligations to those third parties as of period end. Any accrual estimates are based on a number of factors, including the Company’s knowledge of the progress towards completion of the research, development, and manufacturing activities, invoicing to date under the contracts, communication from the research institutions and other companies of any actual costs incurred during the period that have not yet been invoiced, and the costs included in the contracts. Significant judgments and estimates may be made in determining the accrued balances at the end of any reporting period. Actual results could differ from the estimates made by the Company. The historical accrual estimates made by the Company have not been materially different from the actual costs.
Patent costs
All patent-related costs incurred in connection with filing and prosecuting patent applications are expensed as incurred due to the uncertainty about the recovery of the expenditure. Amounts incurred are classified as general and administrative expenses.

Stock/equity-based compensation
The Company measures awards with service-based vesting or performance-based vesting granted to employees, non-employees and directors based on the fair value of the award on the date of grant. Compensation expense for the awards is recognized over the requisite service period for employees and directors and as services are delivered for non-employees, both of which are generally the vesting period of the respective award. The Company uses the straight-line method to record the expense of awards with only service-based vesting conditions. The Company uses the graded-vesting method to record the expense of awards with both service-based and performance-based vesting conditions, commencing once achievement of the performance condition becomes probable. The Company accounts for forfeitures of stock/equity-based awards as they occur.
The Company classifies stock/equity-based compensation expense in its consolidated statements of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.
Income taxes
Prior to the Yumanity Reorganization, Holdings was organized as a Limited Liability Company and subject to the provisions of Subchapter K of the Internal Revenue Code. As such, Holdings was not viewed as a taxpaying entity in any jurisdiction and did not require a provision for income taxes. Each member was responsible for the tax liability, if any, related to its proportionate share of the member’s taxable income. The Company’s wholly owned corporate subsidiary was a taxpaying entity. After the Yumanity Reorganization, the Company and its subsidiary are both taxpaying entities.
The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements or in the Company’s tax returns. Deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.
The Company accounts for uncertainty in income taxes recognized in the consolidated financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the consolidated financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate as well as the related net interest and penalties.
Comprehensive loss
Comprehensive loss is comprised of net loss and other comprehensive loss. The Company’s only elements of other comprehensive loss are unrealized gains (losses) on marketable securities.
Net loss per share
Basic net income (loss) per common share is computed by dividing the net income (loss) by the weighted average number of shares of common stock outstanding for the period. Diluted net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period, including potential dilutive common shares assuming the dilutive effect of outstanding common stock equivalents. For periods in which the Company reported a net loss, diluted net loss per common share is the same as basic net loss per common share, since dilutive common shares are not assumed to have been issued if their affect is anti-dilutive.

Leases
In accordance with ASC 842, the Company determines at the inception of a contract if such arrangement is or contains a lease. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company classifies leases at the lease commencement date as operating or finance leases and records a right-of-use asset and a lease liability on the consolidated balance sheet for all leases with an initial lease term of greater than 12 months. Leases with an initial term of 12 months or less are not recorded on the balance sheet, but payments are recognized as expense on a straight-line basis over the lease term.
The Company often enters into contracts that contain both lease and non-lease components. Non-lease components may include maintenance, utilities, and other operating costs. Subsequent to the Company’s adoption of ASC 842 as of January 1, 2019, the Company combines the lease and non-lease components of fixed costs in its lease arrangements as a single lease component. Variable costs, such as utilities or maintenance costs, are not included in the measurement of right-of-use assets and lease liabilities, but rather are expensed when the event determining the amount of variable consideration to be paid occurs.
Lease liabilities and their corresponding right-of-use assets are recorded based on the present value of future lease payments over the expected lease term. The present value of future lease payments is determined by using the interest rate implicit in the lease if that rate is readily determinable; otherwise, the Company uses its estimated secured incremental borrowing rate for that lease term. The Company estimates its secured incremental borrowing rate for each lease based on the rate of interest that the Company would have to pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term.
Certain of the Company’s leases include options to extend or terminate the lease. The amounts determined for the Company’s right-of-use assets and lease liabilities generally do not assume that renewal options or early-termination provisions, if any, are exercised, unless it is reasonably certain that the Company will exercise such options.
Recently adopted accounting pronouncements
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss model. It also eliminates the concept of other- than-temporary impairment and requires credit losses related to available-for-sale debt securities to be recorded through an allowance for credit losses rather than as a reduction in the amortized cost basis of the securities. These changes may result in earlier recognition of credit losses. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments — Credit Losses, which narrowed the scope and changed the effective date for non-public entities for ASU 2016-13. The FASB subsequently issued supplemental guidance within ASU No. 2019-05, Financial Instruments — Credit Losses (Topic 326): Targeted Transition Relief (“ASU 2019-05”). ASU 2019-05 provides an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For public entities that are Securities and Exchange Commission filers, excluding entities eligible to be smaller reporting companies, ASU 2016-13 is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years. The Company adopted this standard on January 1, 2020 and the adoption had no impact on its consolidated financial statements.
In December 2019, the FASB issued ASU No. 2019-12, Income Taxes – Simplifying the Accounting for Income Taxes (Topic 740). The amendments in this update simplify the accounting for income taxes by removing certain exceptions to the general principles as well as clarifying and amending existing guidance to improve consistent application. For public entities, the guidance is effective for annual reporting periods beginning after December 15, 2020 and for interim periods within those fiscal years. For nonpublic entities, the guidance is effective for annual reporting periods beginning after December 15, 2021 and to interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted for all entities. Depending on the amendment, adoption may be applied on the retrospective, modified retrospective or prospective basis. The Company adopted this standard on January 1, 2021 and it did not have a material impact on the Company’s consolidated financial statements and related disclosures.

3. Merger Accounting
On December 22, 2020, the Company completed its merger with PTI. Based on the Exchange Ratio, immediately following the Merger, former PTI stockholders, PTI option holders and other persons holding securities or other rights directly or indirectly convertible, exercisable or exchangeable for PTI Common Stock owned approximately 29.7% of the outstanding capital stock of the combined organization, and the former Yumanity stockholders, Yumanity option holders and other persons holding securities or other rights directly or indirectly convertible, exercisable or exchangeable for Yumanity Common Stock owned approximately 70.3% of the outstanding capital stock of the combined organization. At the closing of the Merger, all shares of Yumanity Common Stock were exchanged for an aggregate of 6,024,433 shares of PTI Common Stock.
The total purchase price paid in the Merger, including certain transaction costs, has been allocated to the tangible and intangible assets acquired and liabilities assumed of PTI based on their relative fair values as of the completion of the Merger. Transaction costs primarily included bank fees and professional fees associated with legal counsel, auditors and printers. The following summarizes the purchase price paid in the Merger (in thousands, except share and per share amounts):
Number of shares owned by Proteostasis stockholders(1)	2,708,537
Multiplied by fair value per share of Proteostasis common stock(2)	$22.20
Fair value of shares of combined organization owned by Proteostasis Stockholders	$60,130
Fair value of Proteostasis stock options assumed in Merger(3)	471
Transaction costs	2,689
Total purchase price	$63,290

(1)
The number of shares represents 2,609,489 shares of PTI common stock outstanding as of December 22, 2020, plus 25,719 shares issued for the settlement of severance obligations and 21,739 shares issued as compensation for investment banking fees related to the Merger. Additionally, 51,590 shares of restricted stock units were issued as compensation for two consultants hired by PTI. The number of shares reflects the impact of the Reverse Stock Split.

(2)	Based on the last reported sale price of PTI common stock on the Nasdaq Global Market on December 22, 2020, the closing date of the Merger, and after giving effect to the Reverse Stock Split.
(3)	Represents the fair value of the PTI options to purchase 194,550 shares of common stock outstanding at the time of the Merger.
The purchase price for the Merger was allocated to the net assets acquired on the basis of relative fair values. The following summarizes the allocation of the purchase price to the net tangible and intangible assets acquired (in thousands):
Cash and cash equivalents	$35,111
Prepaid expenses and other current assets	703
Assets held-for-sale	250
Property and equipment, net	290
In-process research and development	28,336
Operating lease right-of-use assets	15,166
Restricted cash	828
Current liabilities	(7,171)
Operating lease liabilities	(10,223)
Total purchase price	$63,290
The acquired in-process research and development asset relates to two lead product candidates for the treatment of cystic fibrosis. Due to the stage of development of these assets at the date of acquisition, significant risk remained and it was not yet probable that there was future economic benefit from these assets. Absent successful clinical results and regulatory approval for the assets, there was no alternative future use associated with the assets. Accordingly, the value of the assets were expensed in the consolidated statements of operations for the year ended December 31, 2020.

4. Fair Value Measurements and Marketable Securities
The following tables present the Company’s fair value hierarchy for its assets and liabilities, which are measured at fair value on a recurring basis (in thousands):
	Fair Value Measurements at December 31, 2021 Using:
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents:
Money market funds	$34,136	$—	$—	$34,136
Marketable securities:
Commercial paper	—	1,399	—	1,399
	$34,136	$1,399	$—	$35,535
	Fair Value Measurements at December 31, 2020 Using:
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents:
Money market funds	$77,129	$—	$—	$77,129
Commercial paper	—	1,800	—	1,800
Marketable securities:
Commercial paper	—	4,498	—	4,498
	$77,129	$6,298	$—	$83,427
Marketable securities were valued by the Company using quoted prices in active markets for similar securities, which represent a Level 2 measurement within the fair value hierarchy.
The following table provides a roll-forward of the aggregate fair values of the Company’s preferred units warrant liability, for which fair value was determined by Level 3 inputs (in thousands):
Preferred Unit Warrant Liability
Fair value at December 31, 2019	$261
Change in fair value	(72)
Reclassification of warrant liability to permanent equity	(189)
Fair value at December 31, 2020	$—
The preferred unit warrant liability in the table above consisted of the fair value of warrants to purchase preferred units issued in 2019 (see Note 11) and was based on significant inputs not observable in the market, which represented a Level 3 measurement within the fair value hierarchy. The Company’s valuation of the preferred unit warrants utilized the Black-Scholes option-pricing model, which incorporated assumptions and estimates to value the preferred unit warrants. The Company assessed these assumptions and estimates at the end of each reporting period. Changes in the fair value of the preferred unit warrants were recognized within other income (expense) in the consolidated statements of operations. The most significant assumption in the Black-Scholes option-pricing model impacting the fair value of the preferred unit warrant liability was the fair value of the underlying preferred units as of each remeasurement date. The Company determined the fair value per unit of these preferred units by taking into consideration its most recent sales of its preferred units as well as additional factors that the Company deemed relevant. Immediately prior to the Merger, all of Holdings’ outstanding warrants were exchanged and became warrants to purchase shares of Yumanity Common Stock. As a result, the fair value of the warrants was reclassified to additional paid-in capital and there is no longer a warrant liability subject to remeasurement. There were no preferred unit warrants issued as of December 31, 2021.

Marketable securities by security type consisted of the following (in thousands):
	December 31, 2021
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Commercial paper	$1,399	$—	$—	$1,399
	$1,399	$—	$—	$1,399
	December 31, 2020
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Commercial paper	$4,498	$—	$—	$4,498
	$4,498	$—	$—	$4,498
The Company’s marketable securities are due within one year.
5. Property and Equipment, Net
Property and equipment, net consisted of the following (in thousands):
	December 31,
	2021	2020
Laboratory equipment	$1,339	$1,674
Office equipment, computers and software	211	209
Furniture and fixtures	170	170
	$1,720	2,053
Less: Accumulated depreciation and amortization	(1,333)	(1,179)
	$387	$874
Assets held-for-sale	$—	$250
Depreciation and amortization expense was $0.6 million and $0.8 million for the years ended December 31, 2021 and 2020, respectively. As of December 31, 2021 the Company had $0.3 million of gross assets under finance leases, which primarily consisted of laboratory equipment, and related accumulated amortization of $0.3 million. At December 31, 2020, the Company had $0.8 million of gross assets under finance leases and related accumulated amortization of $0.6 million.
6. Collaboration Agreement
In June 2020, the Company entered into an exclusive license and research collaboration agreement (the “Collaboration Agreement”) with Merck Sharp & Dohme Corp. (“Merck”) to support the research, development and commercialization of products for the treatment of amyotrophic lateral sclerosis (ALS) and frontotemporal lobar dementia (FTLD). Pursuant to the Collaboration Agreement, the Company granted Merck an exclusive, worldwide license with the right to grant and authorize sublicenses, under certain intellectual property rights related to two certain undisclosed targets in connection with the Company’s ALS and FTLD programs to make, have made, use, import, offer to sell and sell compounds and products covered by such intellectual property rights. In the event that the exploitation of such compound or product would infringe during the term of the Merck Collaboration Agreement a claim of an issued patent controlled by Yumanity, Yumanity also granted Merck a non-exclusive, sublicensable, royalty-free license under such issued patent to exploit such compound and product.
Under the terms of the Collaboration Agreement, the Company and Merck are each responsible to perform certain research activities in accordance with a mutually agreed upon research plan. Upon the completion of certain stages of the research plan, Merck will elect to either advance and make certain contractual option payments or terminate the applicable research program. If Merck elects not to advance a research program, such program terminates and the rights granted to Merck in the program revert to the Company. Following completion of the research program, Merck is responsible for the development and commercialization of the compounds developed pursuant to the research program and any product containing such compounds.

Under the terms of the Collaboration Agreement, the Company received an upfront payment totaling $15.0 million in July 2020 and is eligible to receive up to $280.0 million if Merck elects to advance the research program and upon achievement of specified research and development milestones, and up to $250.0 million upon achievement of specified sales- based milestones as well as a tiered, mid-single digit royalty on net sales of licensed products, subject to customary reductions.
Unless terminated earlier, the Collaboration Agreement will continue in full force and effect until one or more products has received marketing authorization and, thereafter, until expiration of all royalty obligations under the Collaboration Agreement. The Company or Merck may terminate the Collaboration Agreement upon an uncured material breach by the other party or insolvency of the other party. Merck may also terminate the Merck Collaboration Agreement for any reason upon certain notice to the Company.
Merck also participated in the Company’s Class C preferred units financing in June 2020 with terms consistent with those of other investors that purchased Class C preferred units in June 2020. The Class C preferred units were issued at a price of $4.0008 per unit, which was determined to be fair value based on the same price paid by other investors that purchased Class C preferred units in the financing. The equity investment was considered to be distinct from the Collaboration Agreement.
The Company assessed the promised goods and services expected to be delivered as part of the first stage of the research program (the “Initial Phase”) to determine if they are distinct. Based on this assessment, the Company determined that Merck cannot benefit from the promised goods and services separately from the others as they are highly interrelated and therefore not distinct. Accordingly, the promised goods and services represent one combined performance obligation and the entire transaction price was allocated to that single combined performance obligation. The performance obligation is being satisfied over the research term as the Company performs the research and development activities through the first substantive option period, and participates in a Joint Steering Committee to oversee research and development activities. Accordingly, the upfront payment of $15.0 million was recorded as deferred revenue and is being recognized as revenue as the performance obligation is satisfied. The Company recognizes revenue using the cost-to-cost method, which it believes best depicts the transfer of control to the customer. Under the cost-to-cost method, the extent of progress towards completion is measured based on the ratio of actual costs incurred to the total estimated costs expected upon satisfying the identified performance obligation. Under this method, revenue is recorded as a percentage of the estimated transaction price based on the extent of progress towards completion. As of December 31, 2021, the aggregate amount of the transaction price related to the unsatisfied portion of the performance obligation associated with Initial Phase is $0.1 million, which is expected to be recognized as revenue within the next year. During the year ended December 31, 2021, the Company recorded $8.0 million of collaboration revenue related to the Collaboration Agreement associated with providing the Initial Phase research and development services.
At contract inception, the potential milestone payments that the Company is eligible to receive were excluded from the transaction price as they were fully constrained. At the end of each reporting period, the Company reevaluates the transaction price and as uncertain events are resolved or other changes in circumstances occur, and if necessary, the Company will adjust its estimate of the transaction price. Any additions to the transaction price would be reflected in the period as a cumulative revenue catch-up. At the inception of the arrangement, the Company evaluated the options held by Merck to either advance or terminate the applicable research program to determine if they provided Merck with any material rights. The Company concluded that the options were not issued at a significant and incremental discount, and therefore do not provide Merck with a material right. As such, these options were excluded as performance obligations and will be accounted for if and when they occur.
In November 2021, the Company delivered one of two data packages associated with the Initial Phase of the research and development services. On December 17, 2021, Merck notified Yumanity Therapeutics, Inc. (the “Company”) that Merck has accepted the first data package for one program from their research collaboration with the Company relating to amyotrophic lateral sclerosis, or ALS (also known as Lou Gehrig’s disease) and frontotemporal lobar degeneration, or FTLD, and that Merck has elected to continue the research collaboration. Achievement of this milestone triggered a $5 million milestone payment due from Merck. Upon Merck electing to advance the research program into the second phase (the “Second Phase”), the Company assessed whether the promised goods and services for the Second Phase are distinct. Based on the facts and circumstances, including but not limited to key differences between the Initial Phase research plan and the Second Phase research plans, including experiments performed and personnel utilized, the Company determined that the Second Phase represents a separate contract with its own performance obligation. The Second Phase performance obligation is being satisfied over the Second Phase research term as the Company performs the research and development activities through the second substantive option period, and participates in a Joint Steering Committee to oversee research and development activities. Accordingly, the option payment of $5.0 million was recorded to deferred revenue at December 31, 2021 and will be recognized as revenue as the performance obligation is satisfied. The Company will recognize the Second Phase revenue using the cost-to-cost method, which it believes best depicts the transfer of control to the customer.
The Company assessed the Collaboration Agreement to determine whether a significant financing component exists and concluded that a significant financing component does not exist.
7. Accrued Expenses
Accrued expenses consisted of the following (in thousands):
	December 31,
	2021	2020
Accrued employee compensation and benefits	$1,763	$4,295
Accrued external research and development expenses	1,633	1,780
Accrued professional fees	901	987
Other	549	789
	$4,846	$7,851
8. Debt
Long-term debt consisted of the following (in thousands):
	December 31,
	2021	2020
Principal amount of long-term debt	$12,733	$16,123
Less: Current portion of long-term debt	(5,805)	(2,891)
Long-term debt, net of current portion	6,928	13,232
Debt discount, net of accretion	(217)	(348)
Accrued end-of-term payment	646	353
Long-term debt, net of discount and current portion	$7,357	$13,237
We have outstanding principal borrowings of $12.7 million under a loan and security agreement entered into in December 2019 (the “Term Loan”) with Hercules Capital, Inc. (the “Lender”). Another $5.0 million became available upon the occurrence of a developmental milestone and an equity event defined in the agreement, but we elected not to draw it. An additional $10.0 million may become available to be drawn upon lender approval. Borrowings under the Term Loan were repayable in monthly interest-only payments until August 1, 2021. The interest-only period is followed by monthly payments of equal principal plus interest until the loan maturity date of January 1, 2024. Outstanding borrowings bear interest at the greater of (i) 8.75% and (ii) the prime rate as reported in the Wall Street Journal plus 4.00%. A final payment fee of 5.25% of the amounts drawn under the Term Loan is due upon the earlier of the maturity date or the repayment date if paid early, whether voluntary or upon acceleration due to default. We may repay the Term Loan at any time by paying the outstanding principal balance in full, along with any unpaid accrued interest, the final payment fees of 5.25% of the amounts drawn and a prepayment fee calculated on amounts being prepaid. The prepayment fee is 3.0% if the Term Loan is repaid within the one-year anniversary of the draw date, 2.0% if paid between the first and second-year anniversary of the draw date and 1.0% if paid after the second anniversary of the draw date but before the maturity date.
In April 2020, the Term Loan was amended to permit indebtedness consisting of a loan under the Paycheck Protection Program (“PPP”) of the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) provided that such loan shall be unsecured, shall not contain any terms or conditions that are adverse to the Lender’s rights under the loan and that the Company will not prepay such loan. In June 2020, the Term Loan was amended and an additional final payment fee of $0.3 million became due upon repayment of the loan.
On December 22, 2020, the Company entered into an Unconditional Secured Guaranty and Pledge Agreement (the “Guaranty”) with the Lender as a condition to the Lender’s consent to the Merger under the Term Loan between Yumanity, Inc. as borrower and the Lender. Immediately prior to the Merger, Yumanity, Inc. entered into a Fourth

Amendment and Consent to Loan and Security Agreement dated as of December 22, 2020 with the Lender (the “Loan Amendment”). The Guaranty provided for the Company’s guaranty of Yumanity Inc.’s obligations under the Loan Agreement and provided the Lender a security interest in all of Company’s assets other than intellectual property as collateral. The Loan Amendment provided for the Lender’s consent to the Merger and to the creation and funding of a Silicon Valley Bank Paycheck Protection Program escrow account to hold funds in connection with Yumanity’s outstanding Paycheck Protection Program loan amounts for which Yumanity submitted a forgiveness application. The Loan Amendment also amended the definition of “Change in Control” to include the situations in which the Company no longer controls Yumanity, Inc. The remaining terms and conditions of the Loan Agreement generally continued in the form existing prior to the Loan Amendment.
As of December 31, 2021 and 2020, the interest rate applicable to borrowings under the Term Loan was 8.75%. During the year ended December 31, 2021, the weighted average effective interest rate on outstanding borrowings under the Term Loan was approximately 12.52%. On March 29, 2021, the Term Loan was amended again to allow for the creation of a new foreign subsidiary, as well as changing certain covenants related to the financial operations of said subsidiary. The subsidiary was formed on April 23, 2021.
On April 13, 2021, the Term Loan was amended to reduce the additional final payment fee of $0.3 million to $0.1 million upon repayment of the loan.
Borrowings under the Term Loan are collateralized by substantially all of the Company’s personal property, other than its intellectual property. There were no financial covenants associated with the Term Loan; however, the Company is subject to certain affirmative and negative covenants restricting the Company’s activities, including limitations on dispositions, mergers or acquisitions; encumbering its intellectual property; incurring indebtedness or liens; paying dividends; making certain investments; and engaging in certain other business transactions. The obligations under the Term Loan are subject to acceleration upon the occurrence of specified events of default, including a material adverse change in the Company’s business, operations or financial or other condition. As of December 31, 2021, the Company has assessed that the risk of subjective acceleration under the material adverse events clause is not probable and therefore have classified the outstanding principal on the consolidated balance sheet based on the contractually scheduled principal payments. Upon the occurrence of an event of default and until such event of default is no longer continuing, the annual interest rate will be 5.0% above the otherwise applicable rate.
In April 2020, prior to entering into the Merger Agreement with PTI in August 2020, the Company issued a Promissory Note to Silicon Valley Bank, pursuant to which it received loan proceeds of $1.1 million (the “Loan”) provided under the PPP established under the CARES Act and guaranteed by the U.S. Small Business Administration. On April 3, 2021, the Company was notified by Silicon Valley Bank that the Loan forgiveness application was accepted by the Small Business Association as of March 30, 2021. Accordingly, the Company has recognized $1.1 million in income for debt extinguishment in the consolidated statement of operations as of December 31, 2021.
As of December 31, 2021, future principal payments due are as follows (in thousands):
Year Ending December 31,
2022	$5,805
2023	6,341
2024	586
2025	—
2026	—
$12,732
On February 25, 2022, Term Loan terminated upon the payment by the Company to Hercules of a voluntary payoff amount of $12.8 million, provided that the Company continues to be bound by certain indemnification obligations under Section 6.3 of the Term Loan. The payoff amount included payment of approximately $0.9 million consisting of the final and additional final payment fees outlined above, as well as an interest/non-use fee of less than $0.1 million.

9. Preferred Units
Prior to the Merger, the Company had issued Class A preferred units, Class B preferred units, and Class C preferred units, collectively referred to as the “Preferred Units”. In June 2020, the Company issued and sold 5,404,588 Class C preferred units at a purchase price of $4.0008 per unit, resulting in cash proceeds of $21.2 million net of issuance costs of $0.4 million.
In connection with the issuance and sale of Class C preferred units, a majority of the Company’s voting preferred and common unit holders voted to amend the Company’s operating agreement such that Class B preferred unitholders who did not participate in a minimum purchase of Class C preferred units, referred to as non-participating holders, became holders of Class B preferred units referred to as “Defaulting Class B Preferred Units.” Class B preferred units other than the Defaulting Class B Preferred Units are referred to as Ordinary Class B preferred units. The terms of the Defaulting Class B Preferred Units are similar to the terms of common units with respect to distributions, except that Defaulting Class B Preferred Units are treated as one-fifth (1/5) of a common unit. The Defaulting Class B Preferred Units lose their rights associated with Preferred Units and have no voting rights. For accounting purposes, this transaction was treated as an extinguishment of the existing Class B preferred units held by the non-participating holders and the issuance of a new security. The carrying value of $7.0 million for the Class B preferred units exchanged for Defaulting Class B Preferred Units was removed from Preferred units on the balance sheet and the Defaulting Class B Preferred Units were reflected in permanent equity at their issuance date fair value of $0.3 million with the difference $6.7 million reflected as a reduction of accumulated deficit.
Yumanity Reorganization and Merger
Immediately prior to the Merger on December 22, 2020, pursuant to the Yumanity Reorganization, all of the Class A, Class B, and Class C preferred units converted to shares of Yumanity, Inc. common stock. Pursuant to the Merger, these shares of Yumanity Inc. common stock were then exchanged for shares of PTI common stock based upon the Exchange Ratio and the related carrying value was reclassified to common stock and additional paid-in capital. There were no preferred units outstanding after the Yumanity Reorganization.
10. Common Stock/Units
As of December 31, 2021, the Company’s certificate of incorporation, as amended and restated, authorized the Company to issue 125,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share, all of which is undesignated. Each share of common stock entitles the holder to one vote for the election of directors and on all matters submitted to a vote of the Company’s stockholders. Common stockholders are entitled to receive dividends, as may be declared by the board of directors, if any, subject to the preferential dividend rights of the preferred stockholders. No cash dividends have been declared or paid to date.
Prior to the Yumanity Reorganization, the Company had issued common units. Each common unit entitled the holder to one vote on all matters submitted to a vote of the Company’s members. In the event of any deemed liquidation, dissolution, or winding-up of the Company, the assets of the Company would have been distributed in accordance with the order of distributions described under the rights and preferences of the Preferred Units.
Prior to the Yumanity Reorganization, the Company also had outstanding restricted incentive units, a form of common units, that generally vested over four years (see Note 12).
Yumanity Reorganization
Immediately prior to the Merger, pursuant to the Yumanity Reorganization, all of Holdings’ outstanding common units, including the outstanding incentive units, were exchanged and became shares of common stock of Yumanity, Inc.
Private Placement
Following the Merger, on December 22, 2020, pursuant to the Subscription Agreement, dated as of December 14, 2020, by and among the Company and the purchasers named therein, the Company completed the sale of $33.6 million of the Company’s common stock, par value $0.001 per share to the purchasers in a private placement.
11. Warrants for Common Stock and Preferred and Common Units
Prior to the Merger, in December 2019, in connection with the Term Loan (see Note 8), the Company issued 34,946 Class B preferred warrants with an exercise price of $8.37 per unit. Upon issuance of Class C preferred units in June

2020, the warrants for Class B preferred units issued in December 2019 became warrants to purchase of 73,109 Class C preferred units with an exercise price of $4.0008 per unit (see Note 9).
Yumanity Reorganization and Merger
As of December 31, 2019, the Company had outstanding warrants for the purchase of common units, Class A preferred units, and Class B preferred units (which became warrants to purchase Class C preferred units as described above). Immediately prior to the Merger, pursuant to the Yumanity Reorganization, all of Holdings’ outstanding warrants were exchanged and became warrants to purchase shares of Yumanity common stock. Upon consummation of the Merger, the warrants to purchase shares of Yumanity common stock became warrants to purchase the Company’s common stock. The contractual term of each warrant remained unchanged. No additional warrants were issued in 2021 and no warrants were exercised in 2021.
As of December 31, 2021 and 2020, the Company’s outstanding warrants to purchase shares of common stock of the Company consisted of the following:
Issuance Date	Contractual Term (in Years)	Class of Stock	Number of Shares of Common Stock Issuable	Exercise Price
August 14, 2015	10	Common	74,622	$24.05
October 9, 2015	10	Common	7,798	$24.05
June 14, 2018	10	Common	2,152	$30.13
December 20, 2019	10	Common	15,414	$18.98
			99,986
12. Stock/Equity-Based Compensation
Incentive units
Prior to the Yumanity Reorganization, the Company’s operating agreement, as amended and restated, provided for the granting of incentive units, a type of common units, to officers, directors, employees, consultants and advisors. Holders of incentive units were entitled to receive distributions in proportion to their ownership percent interest, upon liquidation, that were in excess of the strike price of the award, (the “Participation Threshold”) set by the board of directors on the date of grant. The Participation Threshold was based on the amount that would be distributed in respect of a common unit pursuant to its liquidation preferences, if, upon a hypothetical liquidation of the Company on the date of issuance of such Incentive Unit, the Company sold its assets for their fair market value, satisfied its liabilities and distributed its remaining net assets to holders of units in liquidation. The Company determined that the underlying terms of the incentive units and the intended purpose of the awards were more akin to an equity-based compensation award than a performance bonus or profit-sharing arrangement and, therefore, the incentive units were equity-classified awards.
Restricted Stock Units (RSUs)
On January 14, 2021, the Company’s compensation committee of the board approved payment to be made to Company employees through a grant of RSUs based on the February 1, 2021 closing share price of the Company’s common stock with a fair value of $2.2 million. The requisite service period for the awards ranges from one to four years (the vesting period). The Company recognized employee stock-based compensation expense for the RSU grant on a straight-line basis over the vesting period of the awards. As of December 31, 2021, 122,469 RSUs were granted and 86,225 were outstanding, and the Company recognized $0.9 million stock-based compensation expense during the twelve months ended December 31, 2021.

The following table summarizes the Company’s RSU activity for the twelve months ended December 31, 2021:
	RSUs	Weighted Average Grant Date Fair Value
Unvested at December 31, 2020	—	$—
Issued	122,469	$17.89
Vested	(23,146)	$17.89
Forfeited	(13,098)	$17.89
Unvested at December 31, 2021	86,225	$17.89
Restricted Stock Awards (RSAs)
On November 22, 2021, the Company’s compensation committee of the board approved payment to be made to Company employees through a grant of RSAs based on the December 1, 2021 closing share price of the Company’s common stock with a fair value of $1.2 million. The requisite service period for the awards is one year (the vesting period). The Company recognized employee stock-based compensation expense for the RSA grant on a straight-line basis over the vesting period of the awards. As of December 31, 2021, 305,663 RSAs were granted and outstanding, and the Company recognized $0.1 million stock-based compensation expense during the twelve months ended December 31, 2021.
The following table summarizes the Company’s RSA activity for the twelve months ended December 31, 2021:
	RSAs	Weighted Average Grant Date Fair Value
Unvested at December 31, 2020	—	$—
Issued	305,663	$3.83
Vested	—	$—
Forfeited	—	$—
Unvested at December 31, 2021	305,663	$3.83
Summary of plans
Upon completion of the Merger, the Company assumed PTI’s 2016 Stock Option and Incentive Plan (the “2016 Plan”) and PTI’s 2016 Employee Stock Purchase Plan (the “2016 ESPP”).
2016 Stock Option and Incentive Plan
On February 3, 2016, PTI’s stockholders approved the 2016 Plan, which became effective on February 9, 2016. The 2016 Plan provides for the grant of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock units, restricted stock awards and other stock-based awards. The number of shares initially reserved for issuance under the 2016 Plan was 79,092 shares. The number of shares of common stock that may be issued under the 2016 Plan will automatically increase each January 1, beginning January 1, 2017, by the lesser of 3% of the shares of the Company’s common stock outstanding on the immediately preceding December 31, or an amount determined by the Company’s board of directors or the compensation committee of the board of directors. The shares of common stock underlying any awards that are forfeited, canceled, repurchased, or are otherwise terminated by the Company under the 2016 Plan and the 2008 Equity Incentive Plan, as amended (the “2008 Plan”) will be added back to the shares of common stock available for issuance under the 2016 Plan. On January 1, 2020, an additional 78,175 shares were reserved for issuance under the 2016 Plan. The number of shares reserved for issuance under the 2016 Plan was increased by 303,495 shares effective as of January 1, 2021 in accordance with the provisions of the 2016 Plan described above. Options granted under the 2016 Plan with service-based vesting conditions generally vest over four years and expire after ten years. As of December 31, 2021, the total number of shares of the Company’s common stock reserved for issuance under the 2016 Plan was 379,720, of which 138,163 shares are available for future issuance under the 2016 Plan.
2016 Employee Stock Purchase Plan
On February 3, 2016, PTI’s stockholders approved the 2016 ESPP, which became effective in connection with the completion of the PTI’s initial public offering. A total of 6,938 shares of common stock were initially reserved for issuance under the 2016 ESPP. In addition, the number of shares of common stock that may be issued under the 2016

ESPP will automatically increase each January 1, beginning January 1, 2017, by the lesser of (i) 6,938 shares of common stock, (ii) 1% of the Company’s shares of common stock outstanding on the immediately preceding December 31, or (iii) an amount determined by the Company’s board of directors or the compensation committee of the board of directors. The number of shares reserved for issuance under the 2016 ESPP was increased by 6,938 shares effective as of January 1, 2021 in accordance with the provisions of the 2016 ESPP described above. As of December 31, 2021, the total number of shares reserved under the 2016 ESPP was 41,626 shares.
Yumanity Therapeutics, Inc. Amended and Restated 2018 Stock Option and Grant Plan
On December 4, 2018, the Company’s board of directors adopted the 2018 Unit Option and Grant Plan (the “2018 Plan”), which was approved by the Company’s members on December 5, 2018. The 2018 Plan provided for the Company to grant unit options, restricted unit awards and unrestricted unit awards to employees, directors and consultants of the Company. As part of the Yumanity Reorganization and the Merger, the 2018 Plan was amended and restated as the “Yumanity Therapeutics, Inc. Amended and Restated 2018 Stock Option and Grant Plan”. Each stock option outstanding under the 2018 Plan at the Effective Time of the Merger was automatically converted into a stock option exercisable for the same number of shares of Yumanity common stock, and then assumed by the Company, based on the Exchange Ratio and the exercise price per share of such outstanding stock option, as adjusted for the Exchange Ratio. The 2018 Plan is administered by the board of directors or, at the discretion of the board of directors, by a committee of the board of directors. The exercise prices, vesting and other restrictions are determined at the discretion of the board of directors, or its committee if so delegated.
Options granted under the 2018 Plan with service-based vesting conditions generally vest over four years and expire after ten years. The total number of common shares that may be issued under the 2018 Plan is 1,527,210 as of December 31, 2021. Shares that are forfeited, canceled, reacquired by the Company prior to vesting, satisfied without the issuance of shares or otherwise terminated (other than by exercise) and units that are withheld upon the exercise of an option or settlement of an award to cover exercise price or tax withholding shall be added back to units available under the 2018 Plan. As of December 31, 2021, 33,209 shares remain available for issuance under the 2018 Plan.
Under each plan, the exercise price per option granted is not less than the fair market value of common stock as of the date of grant.
2021 Inducement Plan
On June 2, 2021, the Board of Directors approved the adoption of the Company’s 2021 Inducement Plan (the “2021 Plan”), which is used exclusively for the grant of equity awards to individuals who were not previously employees of the Company (or following a bona fide period of non-employment), as an inducement material to such individual’s entering into employment with the Company, pursuant to Rule 416 under the Securities Act of 1933. During the year ended December 31, 2021, the Company issued 174,400 options from the 2021 Plan to purchase common stock. As of December 31, 2021, the total number of shares of the Company’s common stock that may be issued under the 2021 Plan is 400,000 shares of which 227,600 shares are available for future issuance under the 2021 Plan. Shares that are expired, forfeited, canceled or otherwise terminated without having been fully exercised will be available for future grant under the 2021 Plan.
On April 13, 2021, Board of Directors approved the issuance of stock options to purchase 104,000 shares of its common stock. The stock options were issued outside of the Company’s 2021 Plan as an inducement material to the individual’s acceptance of an offer of employment with the Company in accordance with Nasdaq Listing Rule 5635(c)(4).
Option valuation
The fair value of option grants is estimated using the Black-Scholes option-pricing model. Prior to the Merger, the Company was a private company and lacks company-specific historical and implied volatility information. Therefore, it estimates its expected stock volatility based on the historical volatility of a publicly traded set of peer companies. The expected term of the Company’s options has been determined utilizing a midpoint convention estimate. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future.

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of options granted:
	Year Ended December 31,
	2021	2020
Risk-free interest rate	1.0%	1.1%
Expected volatility	81.3%	70.9%
Expected dividend yield	—	—
Expected term (in years)	6.3	7.8
Option activity
The following table summarizes the Company’s option activity during the year ended December 31, 2021:
	Number of Shares/ Units	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
			(in years)	(in thousands)
Outstanding as of December 31, 2020	944,961	$20.70	8.29	$6,522
Granted	994,014	$16.63
Exercised	(9,241)	$8.97
Cancelled	(150,560)	$14.60
Outstanding as of December 31, 2021	1,779,174	$18.99	7.67	$—
Vested and expected to vest as of December 31, 2021	1,764,174	$19.00	7.66	$—
Options exercisable as of December 31, 2021(1)	1,024,379	$20.99	6.48	$—

(1)	Certain options were immediately exercisable for restricted common stock which vest according to the original vesting terms of the option grant. No options have been exercised prior to vesting.
The aggregate intrinsic value of options is calculated as the difference between the exercise price of the options and the fair value of the Company’s common stock/units for those stock/unit options that had exercise prices lower than the fair value of the Company’s common stock/units.
The weighted average grant-date fair value of stock/unit options granted during the years ended December 31, 2021 and 2020 was $11.56 per share and $11.39 per share/unit, respectively.
Stock/equity-based compensation
The Company recorded stock/equity-based compensation expense related to common stock/unit options, restricted stock units, and restricted stock awards in the following expense categories in its consolidated statements of operations (in thousands):
	Year Ended December 31,
	2021	2020
Research and development expenses	$1,352	$663
General and administrative expenses	3,938	1,603
	$5,290	$2,266
As of December 31, 2021, total unrecognized compensation cost related to unvested options and restricted common stock was $12.3 million, which is expected to be recognized over a weighted average period of 2.65 years.
13. Income Taxes
Prior to the Yumanity Reorganization, Holdings was treated as a partnership for federal income tax purposes and, therefore, its owners, and not Holdings, were subject to U.S. federal or state income taxation on the income of Holdings. Holdings’ directly held subsidiary Yumanity Therapeutics, Inc. was treated as a corporation for U.S. federal income tax purposes and was subject to taxation in the United States. Subsequent to the Yumanity Reorganization, the Company is a corporation and is subject to taxation in the United States. In each reporting period, the Company’s tax provision includes the effects of consolidating the results of the operations of its subsidiary.
During the years ended December 31, 2021 and 2020, the Company recorded no income tax benefits for the net operating losses incurred or for the research and development tax credits generated in each year due to its uncertainty of realizing a benefit from those items. The Company has established a foreign subsidiary in Australia in 2021 and is not subject to foreign taxes in the current year due to a loss generated in the current year.
A reconciliation of income tax expense at the statutory federal income tax rate and income taxes as reflected in the financial statements is as follows:
	Year Ended December 31,
	2021	2020
Federal statutory income tax rate	(21.0)%	(21.0)%
State taxes, net of federal benefit	(10.0)	(1.6)
Federal and state research and development tax credits	(4.1)	(2.5)
In-process research and development(1)	—	10.4
Other	(1.8)	1.2
Change in deferred tax asset valuation allowance	36.9	13.5
Effective income tax rate	0.0%	0.0%

(1)	Represents the tax effect on the in-process research and development expense recorded on the acquisition of PTI
Net deferred tax assets consisted of the following (in thousands):
	December 31,
	2021	2020
Deferred tax assets:
Net operating loss carryforwards	$134,395	$122,460
Research and development tax credit carryforwards	20,246	18,654
Property and equipment	242	184
Accrued expenses	521	539
Capitalized intellectual property costs	102	89
Stock/equity-based compensation expense	1,712	1,084
Operating lease liabilities	4,534	4,670
Other	290	0
Total deferred tax assets	162,042	147,680
Deferred tax liabilities:
Operating lease right-of-use assets	(5,806)	(5,836)
Other	—	(172)
Total deferred tax liabilities	(5,806)	(6,008)
Valuation allowance	(156,236)	(141,672)
Net deferred tax assets	$—	$—
As of December 31, 2021, the Company had U.S. federal and state net operating loss carryforwards of $486.6 million and $497.2 million, respectively, which may be available to offset future taxable income. Federal and state net operating loss carryforwards of $228.1 million and $497.2 million, respectively, begin to expire in 2026 and 2030, respectively. Federal net operating loss carryforwards of $258.5 million do not expire but may be limited in their usage to an annual deduction equal to 80% of annual taxable income. As of December 31, 2021, the Company had $0.1 million of foreign net operating loss carryforwards that do not expire. As of December 31, 2021, the Company also had U.S. federal, state, and foreign research and development tax credit carryforwards of $15.4 million, $6.2 million, and $0.1 million, respectively, which may be available to offset future tax liabilities and begin to expire in 2027 for domestic credits, and foreign credits do not expire.

Utilization of the U.S. federal and state net operating loss carryforwards and research and development tax credit carryforwards may be subject to a substantial annual limitation under Sections 382 and 383 of the Internal Revenue Code of 1986, and corresponding provisions of state law, due to ownership changes that have occurred previously or that could occur in the future, including those tax attributes acquired from PTI via the Merger. These ownership changes may limit the amount of carryforwards that can be utilized annually to offset future taxable income or tax liabilities. In general, an ownership change, as defined by Section 382, results from transactions increasing the ownership of certain stockholders or public groups in the stock of a corporation by more than 50% over a three-year period. The Company has not conducted a study to assess whether a change of control has occurred or whether there have been multiple changes of control since inception due to the significant complexity and cost associated with such a study. If the Company has experienced a change of control, as defined by Section 382, at any time since inception, utilization of the net operating loss carryforwards or research and development tax credit carryforwards would be subject to an annual limitation under Section 382, which is determined by first multiplying the value of the Company’s stock at the time of the ownership change by the applicable long-term tax-exempt rate, and then could be subject to additional adjustments, as required. Any limitation may result in expiration of a portion of the net operating loss carryforwards or research and development tax credit carryforwards before utilization. Further, until a study is completed by the Company and any limitation is known, no amounts are being presented as an uncertain tax position.
The Company has evaluated the positive and negative evidence bearing upon its ability to realize the deferred tax assets. Management has considered the Company’s history of cumulative net losses incurred since inception and its lack of commercialization of any products or generation of any revenue from product sales since inception and has concluded that it is more likely than not that the Company will not realize the benefits of the deferred tax assets. Accordingly, a full valuation allowance has been established against the net deferred tax assets as of December 31, 2021 and 2020. Management reevaluates the positive and negative evidence at each reporting period.
Changes in the valuation allowance for deferred tax assets during the years ended December 31, 2021 and 2020 related primarily to the increase in net operating loss carryforwards and research and development tax credit carryforwards and were as follows (in thousands):
	Year Ended December 31,
	2021	2020
Valuation allowance as of beginning of year	$141,672	$26,724
Increases recorded to income tax provision	14,564	7,777
Amounts from Merger with PTI	—	107,171
Valuation allowance as of end of year	$156,236	$141,672
As of December 31, 2021, the Company had not recorded any amounts for unrecognized tax benefits. The Company’s policy is to record interest and penalties related to income taxes as part of its income tax provision. As of December 31, 2021, the Company had no accrued interest or penalties related to uncertain tax positions and no amounts had been recognized in the Company’s consolidated statements of operations. The Company files income tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal and state jurisdictions, where applicable. There are currently no pending tax examinations. The Company is open to future tax examination under statute from 2017 to the present; however, carryforward attributes that were generated prior to December 31, 2017 may still be adjusted upon examination by federal, state or local tax authorities if they either have been or will be used in a future period.
As part of Congress’ response to the COVID-19 pandemic, the Families First Coronavirus Response Act, or FFCR Act, was enacted on March 18, 2020, and the Coronavirus Aid, Relief, and Economic Security Act, or CARES Act, was enacted on March 27, 2020. COVID-19 relief provisions were also included in the Consolidated Appropriations Act, 2021, or CAA, which was enacted on December 27, 2020. The FFCR Act, the CARES Act, and the CAA contain numerous tax provisions. In particular, the CARES Act retroactively and temporarily (for taxable years beginning before January 1, 2021) suspends application of the 80%-of-income limitation on the use of net operating losses, which was enacted as part of the TCJA. It also provides that net operating losses arising in any taxable year beginning after December 31, 2017, and before January 1, 2021, are generally eligible to be carried back up to five years. The CARES Act also temporarily (for taxable years beginning in 2019 or 2020) relaxes the limitation on the tax deductibility of net interest expense by increasing the limitation from 30% to 50% of adjusted taxable income.

14. Net Loss Per Share
Basic and diluted net loss per share was calculated as follows (in thousands, except share and per share amounts):
	Year Ended December 31,
	2021	2020
Numerator:
Net loss	$(39,503)	$(57,487)
Gain on extinguishment of Class B preferred units	—	6,697
Net loss applicable to common shareholders	$(39,503)	$(50,790)
Denominator:
Weighted average common shares outstanding, basic and diluted	10,283,172	2,354,143
Net loss per share, basic and diluted	$(3.84)	$(21.57)
The following common stock equivalents presented based on amounts outstanding at each period end, have been excluded from the calculation of diluted net loss per share because including them would have had an anti-dilutive impact:
	As of December 31,
	2021	2020
Options to purchase common stock	1,779,174	944,961
Warrants to purchase common stock or shares convertible into common stock	99,986	99,986
Unvested RSUs	86,225	—
	1,965,385	1,044,947
15. Leases
The Company leased office and laboratory facilities in Cambridge, Massachusetts (the “Old Premises”) from an investor in the Company under a noncancelable operating lease that began in April 2015 and expired in March 2020. In February 2020, the Company amended the lease for the Old Premises to extend the lease expiration to April 30, 2020. The amendment was accounted for as a lease reassessment and the right-of-use asset and lease liability were remeasured at the reassessment date of February 2020 resulting in an increase of $0.1 million to the right-of-use asset for prepaid rent and a reduction of $0.1 million to the lease liability. In May 2020, the Company amended the lease for the Old Premises to extend the lease expiration to May 23, 2020 and recognized the final rent payment of less than $0.1 million in expense.
In February 2020, the Company entered into a license agreement with a third party for the use of office and laboratory space in Boston, Massachusetts, commencing in May 2020 (the “New Premises”). The Company determined that this license agreement qualified as a lease under ASC 842, Leases (“ASC 842”). The initial term of the license agreement is three years with the option to extend for a total of three one-year periods at fair-market rent at the time of each extension. In addition to use of office and laboratory space, the license fee includes various laboratory, office, and operational support services to be provided by the licensor. The initial monthly license fee escalates 3% annually and totals approximately $12.0 million for the three-year term. Additionally, the licensee agreement for the New Premises requires the Company to pay for a non-exclusive, irrevocable license to use forty-two unreserved parking spaces adjacent to the New Premises at the prevailing monthly parking rate. On May 1, 2020, the lease commencement date was met and the Company recorded an operating lease asset of $10.6 million and a corresponding lease liability of $10.2 million.
On December 22, 2020, as part of the Merger, the Company acquired a lease for approximately 30,000 square feet of office and laboratory space in Boston, Massachusetts (the “Merger Premises”). The lease commenced in January 2018 with rent payments commencing in April 2018. The initial term of the lease was ten years with the option to extend for an additional seven years at fair-market rent at the time of the extension. In addition to use of office and laboratory space, the Company is responsible for paying its allocable portion of building and laboratory operating expenses separately from rent, based on actual costs incurred. Remaining fixed lease payments at the time of the Merger were approximately $14.2 million. On December 22, 2020, the Company recorded an operating lease asset and corresponding lease liability of $10.2 million associated with this lease. The operating lease asset was increased by the value attributable to the below-market lease of $3.1 million and an allocated portion of the excess purchase price for the Merger of $1.9 million.

On January 7, 2021 the Company entered into a sublease agreement (the “Sublease”) with Moma Therapeutics, Inc. (the “Subtenant”), whereby the Company subleased the entire Merger Premises to the Subtenant. The initial term of the Sublease commenced on February 3, 2021, which was the date the Company received consent to the Sublease from the landlord, and shall continue until 18 months from the commencement date.
The Sublease provides for an initial annual base rent of $1.9 million, which increases annually up to a maximum annual base rent of $2.0 million. The Subtenant also is responsible for paying to the Company operating costs, annual tax costs and all utility costs attributable to the Premises during the term of the Sublease. Expense arising from the Merger Premises of $1.9 million for the twelve months ended December 31, 2021 and lease income from the Sublease of $1.8 million for the twelve months ended December 31, 2021 are classified in operating expense on a net basis.
The Company also leases property and equipment under agreements that are accounted for as finance leases.
The components of lease cost were as follows (in thousands):
	Year Ended December 31,
	2021	2020
Operating lease cost	$6,665	$3,097
Short-term lease cost	$—	$—
Variable lease cost	$844	$271
Finance lease cost:
Amortization of lease assets	$152	$361
Interest on lease liabilities	7	20
Total finance lease cost	$159	$381
Supplemental disclosure of cash flow information related to leases was as follows (in thousands):
	Year Ended December 31,
	2021	2020
Cash paid for amounts included in the measurement of operating lease liabilities (operating cash flows)	$5,998	$2,461
Cash paid for amounts included in the measurement of finance lease liabilities (operating cash flows)	$7	$20
Cash paid for amounts included in the measurement of finance lease liabilities (financing cash flows)	$166	$347
Operating lease liabilities arising from obtaining right-of-use assets	$—	$10,219
Finance lease liabilities arising from obtaining right-of-use assets	$—	$102
The weighted-average remaining lease term and discount rate were as follows:
	As of December 31,
	2021	2020
Weighted-average remaining lease term (in years) used for:
Operating leases	5.22	5.03
Finance leases	0.60	1.26
Weighted-average discount rate used for:
Operating leases	9.10%	9.01%
Finance leases	3.41%	6.46%
Because the interest rates implicit in the license agreement and lease agreement assumed from PTI were not readily determinable, the Company’s incremental borrowing rate was used to calculate the present value of each. The present value of the Company’s finance leases was calculated using the rate implicit in the lease.

As of December 31, 2021, future annual lease payments under the Company’s real estate operating leases and equipment finance leases were as follows (in thousands):
Year Ending December 31,	Operating Leases	Finance Leases
2022	$6,173	$49
2023	2,977	—
2024	1,931	—
2025	1,985	—
2026	2,039	—
Thereafter	2,801	—
Total future lease payments	17,906	49
Less: Imputed interest	(3,427)	(1)
Total lease liabilities	$14,479	$48
The following table presents lease assets and liabilities and their classification on the consolidated balance sheet (in thousands):
		As of December 31,
Leases	Consolidated Balance Sheet Classification	2021	2020
Assets:
Operating lease assets	Operating lease right-of- use assets	$18,543	$23,678
Finance lease assets	Property and equipment, net	315	199
Total leased assets		$18,858	$23,877
Liabilities:
Current:
Operating lease liabilities	Operating lease liabilities	$5,064	$4,468
Finance lease liabilities	Current portion of finance lease obligation	48	166
Non-current:
Operating lease liabilities	Operating lease liabilities, net of current portion	9,415	14,479
Finance lease liabilities	Finance lease obligation, net of current portion	—	48
Total lease liabilities		$14,527	$19,161
16. Commitments and Contingencies
License agreement
The Company has a tangible property and patent license agreement with Whitehead Institute for Biomedical Research (“Whitehead”) entered into in 2016 and subsequently amended in 2016 and 2018, under which the Company obtained a certain exclusive and non-exclusive, royalty-bearing, sublicensable, worldwide license to make, sell and distribute products under certain patents owned by Whitehead for certain know-how related to specific neurodegenerative diseases. In consideration for the rights granted by the agreement, the Company paid a one-time license fee of less than $0.1 million and issued 300,000 common units valued at $0.8 million. The Company is required to pay annual maintenance fees of up to $0.1 million through the termination of the agreement. The Company is also required to pay up to an aggregate of approximately $1.9 million upon the achievement of certain developmental and regulatory milestones for the first two licensed products under its first indication. The Company is also required to pay additional milestone amounts for subsequent licensed products under its first or subsequent indications, but at a lower rate. The Company did not meet any milestones for the years ended December 31, 2021 or 2020. The Company must also pay a royalty in the low single digits on future sales by the Company and a mid-single to low double digit percentage of certain income received from sublicensees and certain partners. The license agreement remains in effect until the expiration of the last-to-expire patent licensed under the agreement. Whitehead may terminate the agreement upon the Company’s uncured material breach of the agreement, including failure to make required payments under the agreement or to achieve certain milestones, or if the Company becomes insolvent or bankrupt. The Company may terminate the license agreement at any time upon providing certain written notice to Whitehead.

Contingent Value Rights Agreement
In connection with the Merger, the Company entered into a Contingent Value Rights Agreement (the “CVR Agreement”) with Shareholder Representative Services LLC as representative of the PTI stockholders. The CVR Agreement entitled each holder of Company Common Stock as of immediately prior to the effective time of the Merger (the “Effective Time”) to receive certain net proceeds, if any, derived from the grant, sale or transfer of rights of the Cystic Fibrosis Assets ( the “CF Assets”) to any one of three specified counterparties completed during the 9-month period after the Effective Time (with any potential payment obligations continuing until the 10-year anniversary of the closing of the Merger Agreement). The CVR agreement became effective at Closing of the Merger. Due to the fact that no CF Asset sale was completed by the nine-month anniversary of the Effective Time, the CVRs expired. No liability has been recorded at December 31, 2021 or previous periods associated with the CVRs.
Indemnification agreements
In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, contract research organizations, business partners and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with members of its board of directors and its executive officers that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. The Company has not incurred any material costs as a result of such indemnifications and is not currently aware of any indemnification claims.
Legal Matters
Between October 14 and December 7, 2020, following the announcement of the proposed merger among PTI, Yumanity, Inc. and Merger Sub, a wholly owned subsidiary of PTI, nine lawsuits were filed by purported stockholders of PTI challenging the Merger. The first lawsuit, brought as a putative class action, is captioned Aniello v. Proteostasis Therapeutics, Inc., et al., No. 1:20-cv-08578 (S.D.N.Y. filed Oct. 14, 2020). The remaining eight lawsuits, brought by the plaintiffs individually, are captioned Culver v. Proteostasis Therapeutics, Inc., et al., 1:20-cv-08595 (S.D.N.Y. filed Oct. 15, 2020); Donolo v. Proteostasis Therapeutics, Inc. et al., 1:20-cv-01400 (D. Del. filed Oct. 16, 2020); Straube v. Proteostasis Therapeutics, Inc., et al., 1:20-cv-08653 (S.D.N.Y. filed Oct. 16, 2020); Beck v. Proteostasis Therapeutics, Inc., et al., 1:20-cv-08783 (S.D.N.Y. filed Oct. 21, 2020); Dreyer v. Proteostasis Therapeutics, Inc., et al., 1:20-cv-05193 (E.D.N.Y. filed Oct. 28, 2020); Kopkin v. Proteostasis Therapeutics, Inc. et al., No. 1:20-cv-12103 (D. Mass. filed Nov. 23, 2020); Merritt v. Proteostasis Therapeutics, Inc., et al., No. 1:20-cv-10275 (S.D.N.Y. filed Dec. 6, 2020); and Koh v. Proteostasis Therapeutics, Inc., et al., No. 1:20-cv-10296 (S.D.N.Y. filed Dec. 7, 2020). All of the complaints named PTI and the individual members of PTI’s board of directors as defendants. The Aniello complaint also named Yumanity, Inc. as an additional defendant, and the Donolo complaint named Yumanity, Inc. and Merger Sub as additional defendants. The complaints asserted violations of Section 14(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and Rule 14a-9 promulgated thereunder against PTI and its directors, and violations of Section 20(a) of the Exchange Act against PTI’s directors. The Donolo complaint asserted an additional violation of Section 20(a) of the Exchange Act against Yumanity, Inc. The Aniello complaint asserted additional claims for breach of fiduciary duty against PTI’s directors and aiding and abetting against PTI and Yumanity, Inc.. The plaintiffs contended that the registration statement on Form S-4 filed by PTI with the Securities and Exchange Commission on September 23, 2020 (the “Registration Statement”) or the proxy statement/prospectus on Form 424B3 filed by PTI with the SEC on November 12, 2020 (the “Definitive Proxy”) omitted or misrepresented certain material information regarding the Merger. The complaints sought injunctive relief, rescission, or rescissory damages, dissemination certain information requested by the plaintiffs, and an award of plaintiffs’ costs, including attorneys’ fees and expenses. While PTI and Yumanity, Inc. believed that the disclosures set forth in the Registration Statement and Definitive Proxy complied fully with all applicable law and denied the allegations in the pending actions described above, in order to moot plaintiffs’ disclosure claims, avoid nuisance and possible expense and business delays, and provide additional information to its stockholders, on December 9, 2020, PTI filed a Form 8-K voluntarily to supplement certain disclosures in the Definitive Proxy related to plaintiffs’ claims with the supplemental disclosures (the “Supplemental Disclosures”). Following the filing of the Supplemental Disclosures, all of the actions discussed above were voluntarily dismissed by the respective plaintiffs. On March 18, 2021, the parties executed a confidential fee and settlement agreement, pursuant to which all claims were released by plaintiffs and their counsel and an immaterial payment of a mootness fee was paid to plaintiffs’ counsel, a portion of which was paid by the Company’s insurer.
17. Defined Contribution Plan
The Company has a 401(k) defined contribution plan (the “401(k) Plan”) for its employees. Eligible employees may make pretax contributions to the 401(k) Plan up to statutory limits. To date, the Company has not made any contributions to the plan.
18. Related Parties
There were no related party transactions for the twelve months ended December 31, 2021. The Company leased certain office and laboratory space from an investor in the Company until May 2020 (see Note 15). Lease expense and amounts paid to the investor under the lease agreement during the twelve months ended December 31, 2020 was $0.4 million and $0.6 million, respectively. There were no amounts payable to the investor as of December 31, 2021 or 2020.
19. Subsequent Events
On February 17, 2022, the Company announced that it was reducing its workforce by approximately 60% of its current headcount with the objective of preserving capital. This workforce reduction will take place primarily during the first quarter of 2022. As a result of these actions, the Company expects to incur personnel-related restructuring charges of approximately $0.4 million in connection with one-time employee termination costs, including severance and other benefits, which are expected to be incurred in the first quarter of 2022. In addition, the Company has committed to pay one-time employee retention costs to certain employees of up to $0.4 million, which are expected to be incurred through the second quarter of 2022.
On February 25, 2022, the Term Loan entered into with Hercules Capital, Inc. (“Hercules”) in December 2019 and most recently amended in April 2021 terminated upon the receipt by Hercules of a payoff amount of $12.8 million from the Company. The payoff amount paid by the Company included payment of $0.9 million as an end of term fee and $0.1 million as an interest/non-use fee.
On February 28, 2022, the Company entered into two agreements that effectively amended the “New Premises” license agreement for laboratory space in Boston, Massachusetts (see Note 15, Leases). The first agreement terminated the existing license, due to expire in May of 2023, effective March 31, 2022. The second agreement, effective April 1, 2022, created a new license for approximately 20 percent of the space covered by the original license with an expiration date of December 31, 2022. The Company agreed to surrender to Licensor the full amount of both the security deposit and the last month’s license fee held by licensor pursuant to the agreement, totaling approximately $0.8 million, in consideration of the agreement to terminate the original license. The new license agreement decreases the monthly license fee amount from $0.4 million to $0.1 million.

YUMANITY THERAPEUTICS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, except share amounts)
(Unaudited)
	June 30, 2022	December 31, 2021
Assets
Current assets:
Cash and cash equivalents	$11,846	$35,102
Marketable securities	—	1,399
Accounts receivable	—	5,000
Restricted cash, current	828	—
Prepaid expenses and other current assets	1,854	1,207
Total current assets	14,528	42,708
Property and equipment, net	60	387
Operating lease right-of-use assets	831	18,543
Deposits	—	366
Restricted cash	50	928
Total assets	$15,469	$62,932
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$1,599	$1,839
Accrued expenses and other current liabilities	2,422	4,846
Current portion of long-term debt	—	5,805
Operating lease liabilities	559	5,064
Current portion of finance lease obligation	—	48
Short-term borrowings	578	—
Deferred revenue	2,381	5,061
Total current liabilities	7,539	22,663
Long-term debt, net of discount and current portion	—	7,357
Operating lease liabilities, net of current portion	—	9,415
Total liabilities	7,539	39,435
Commitments and contingencies (Note 11)
Stockholders’ equity:
Preferred stock, $0.001 par value; 5,000,000 shares authorized; no shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively	—	—
Common stock, $0.001 par value; 125,000,000 shares authorized; 10,842,945 shares and 10,644,714 shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively	11	11
Additional paid-in capital	213,458	210,799
Accumulated deficit	(205,539)	(187,313)
Total stockholders’ equity	7,930	23,497
Total liabilities and stockholders’ equity	$15,469	$62,932
The accompanying notes are an integral part of these condensed consolidated financial statements.

YUMANITY THERAPEUTICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share amounts)
(Unaudited)
	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Collaboration revenue	$1,657	$2,114	$2,679	$5,646
Operating expenses:
Research and development	1,141	7,327	6,037	14,106
General and administrative	5,557	4,712	10,382	10,764
Impairment loss	—	—	3,901	—
Total operating expenses	6,698	12,039	20,320	24,870
Loss from operations	(5,041)	(9,925)	(17,641)	(19,224)
Other income (expense):
Interest expense	(7)	(463)	(217)	(951)
Interest income and other income (expense), net	203	(66)	(168)	(95)
(Loss) gain on debt extinguishment	—	—	(200)	1,134
Total other income (expense), net	196	(529)	(585)	88
Net loss	$(4,845)	$(10,454)	$(18,226)	$(19,136)
Net loss applicable to common shareholders	(4,845)	(10,454)	(18,226)	(19,136)
Net loss per share, basic and diluted	$(0.45)	$(1.03)	$(1.69)	$(1.88)
Weighted average common shares outstanding, basic and diluted	10,847,734	10,195,608	10,800,473	10,194,474
The accompanying notes are an integral part of these condensed consolidated financial statements.

YUMANITY THERAPEUTICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands)
(Unaudited)
	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Net loss	$(4,845)	$(10,454)	$(18,226)	$(19,136)
Other comprehensive income:
Unrealized gains on marketable securities, net of tax of $0	—	—	—	—
Comprehensive loss	$(4,845)	$(10,454)	$(18,226)	$(19,136)
The accompanying notes are an integral part of these condensed consolidated financial statements.

YUMANITY THERAPEUTICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(In thousands, except share amounts)
(Unaudited)
	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Gain (Loss)	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount
Balances at December 31, 2021	10,644,714	$11	$210,799	$—	$(187,313)	$23,497
Stock/equity-based compensation expense	—	—	1,204	—	—	1,204
Issuance of common stock from at the market offering	216,332	—	383	—	—	383
Vesting of restricted stock units	17,624	—	—	—	—	—
Forfeiture of restricted stock awards	(31,930)	—	—
Net loss	—	—	—	—	(13,381)	(13,381)
Balances at March 31, 2022	10,846,740	$11	$212,386	$—	$(200,694)	$11,703
Stock/equity-based compensation expense	—	—	1,072	—	—	1,072
Forfeiture of restricted stock awards	(3,795)	—	—	—	—	—
Net loss	—	—	—	—	(4,845)	(4,845)
Balances at June 30, 2022	10,842,945	$11	$213,458	$—	$(205,539)	$7,930
	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Gain (Loss)	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount
Balances at December 31, 2020	10,193,831	$10	$204,007	$—	$(147,810)	$56,207
Stock/equity-based compensation expense	—	—	1,407	—	—	1,407
Net loss	—	—	—	—	(8,682)	(8,682)
Balances at March 31, 2021	10,193,831	$10	$205,414	$—	$(156,492)	$48,932
Issuance of common stock from at the market offering	82,132	—	1,313	—	—	1,313
Exercises of common stock options	6,083	—	57	—	—	57
Stock/equity-based compensation expense	—	—	1,259	—	—	1,259
Net loss	—	—	—	—	(10,454)	(10,454)
Balances at June 30, 2021	10,282,046	$10	$208,043	$—	$(166,946)	$41,107
The accompanying notes are an integral part of these condensed consolidated financial statements.

YUMANITY THERAPEUTICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
(Unaudited)
	Six Months Ended June 30,
	2022	2021
Cash flows from operating activities:
Net loss	$(18,226)	$(19,136)
Adjustments to reconcile net loss to net cash used in operating activities:
Net amortization of premiums (accretion of discounts) on marketable securities	(1)	(7)
Depreciation and amortization expense	97	375
Non-cash lease expense	1,967	2,518
Stock/equity-based compensation expense	2,276	2,666
Other non-cash expense	—	55
Non-cash interest expense	36	284
Loss (gain) on debt extinguishment	200	(1,134)
Impairment of right-of-use asset	3,901	—
Loss on sale of property and equipment	20	63
Changes in operating assets and liabilities:
Accounts receivable	5,000	—
Prepaid expenses and other current assets	(668)	(164)
Deposits	366	—
Operating lease liabilities	(2,076)	(2,157)
Accounts payable	(240)	(5,573)
Accrued expenses and other current liabilities	(3,090)	(4,047)
Deferred revenue	(2,680)	(5,646)
Net cash used in operating activities	(13,118)	(31,903)
Cash flows from investing activities:
Purchases of marketable securities	—	(9,869)
Proceeds from sales and maturities of marketable securities	1,400	6,075
Purchases of property and equipment	(53)	(90)
Proceeds from sale of property and equipment	263	—
Net cash provided by (used in) investing activities	1,610	(3,884)
Cash flows from financing activities:
Proceeds from at the market offering	383	1,313
Proceeds from exercise of stock options	—	57
Proceeds from issuance of short-term borrowings	1,742	—
Payments of principal portion of long-term debt	(929)	—
Payments of final payoff of long term debt	(11,803)	—
Payments of debt issuance costs related to long-term debt	—	(103)
Payments of short-term borrowings	(1,164)	—
Payments of finance lease obligations	(27)	(108)
Net cash provided by (used in) financing activities	(11,798)	1,159
Net decrease in cash, cash equivalents and restricted cash	(23,306)	(34,628)
Cash, cash equivalents and restricted cash at beginning of period	36,030	82,885
Cash, cash equivalents and restricted cash at end of period	$12,724	$48,257
Supplemental cash flow information:
Cash paid for interest	$400	$660
The accompanying notes are an integral part of these condensed consolidated financial statements.

YUMANITY THERAPEUTICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
1. Nature of Business and Basis of Presentation
Yumanity Therapeutics, Inc. (together with its wholly owned subsidiaries, the “Company” or “Yumanity”) is a clinical stage biopharmaceutical company engaged in the research and development of treatments for neurodegenerative diseases caused by protein misfolding.
The Company is subject to risks similar to those of other clinical stage companies in the biopharmaceutical industry, including dependence on key individuals, the need to develop commercially viable products, competition from other companies, many of whom are larger and better capitalized, the impact of the ongoing COVID-19 pandemic and the need to obtain adequate additional financing to fund the development of its product candidates. There can be no assurance that the Company’s research and development will be successfully completed, that adequate protection for the Company’s intellectual property will be maintained, that any product candidates developed will obtain required regulatory approval or that any approved products will be commercially viable. Even if the Company’s development efforts are successful, it is uncertain when, if ever, the Company will generate significant revenue from the sale of its products.
Exploration of Strategic Alternatives and Restructuring
In February 2022, the Company announced that it is exploring strategic alternatives to enhance shareholder value and engaged H.C. Wainwright as its financial advisor to assist in this process. In February 2022, the Company also began implementation of a strategic restructuring with the objective of preserving capital. As part of the restructuring, it has eliminated approximately 60% of its workforce and has taken other actions, including reducing its office and laboratory space, to reduce expenditures (see Note 5).
After a comprehensive review of strategic alternatives, on June 5, 2022, Yumanity entered into a Merger Agreement (the “Merger Agreement”) with Kineta, Inc. (“Kineta”). Pursuant to the Merger Agreement, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, at the effective time of the Merger, Yacht Merger Sub, Inc., a wholly-owned subsidiary of Yumanity, will merge with and into Kineta (the “Merger”), with Kineta continuing as a wholly-owned subsidiary of Yumanity and the surviving corporation of the Merger.
On June 5, 2022, the Company also entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) with Janssen Pharmaceutica NV (“Janssen”). Pursuant to the Asset Purchase Agreement and subject to the satisfaction or waiver of the conditions set forth in the Asset Purchase Agreement, at the closing of the transaction contemplated by the Asset Purchase Agreement, the Company will sell to Janssen all of the Company’s rights, title and interest in YTX-7739 as well as its unpartnered preclinical and discovery-stage product candidates including intellectual property rights, biological materials, regulatory documentation, books and records, inventory, contracts, permits, actions and rights of recovery and other properties, assets and rights related thereto (the “Purchased Assets”), and Janssen will assume certain of the Company’s liabilities, for a purchase price of $26 million in cash (the “Asset Sale”).
The two transactions are expected to close in the second half of 2022, subject to customary closing conditions, including approval of both transactions by the stockholders of Yumanity.
The Company expects to devote significant time and resources to the completion of the Merger and the Asset Sale. If the Merger is not completed, the Company will reconsider its strategic alternatives and may pursue one of the following courses of action, which the Company currently believes are the most likely alternatives if the Merger with Kineta is not completed:
•
Pursue another strategic transaction similar to the Merger. The Company may resume its process of evaluating other candidate companies interested in pursuing a strategic transaction and, if a candidate is identified, focus its attention on negotiating and completing such strategic transaction with such candidate.

•
Continue to operate its business. If the Asset Sale also does not close, the Company could elect to continue to operate its business and pursue licensing or partnering transactions or utilize its intellectual property to pursue the treatment of neurodegenerative diseases. To continue to operate its business, the Company would require a significant amount of time and financial resources, and the Company would be subject to all the risks and uncertainties involved in the development of product candidates. There is no assurance that the Company could raise sufficient capital to support these efforts, that its development efforts would be successful or that it could successfully obtain the regulatory approvals required to market any product candidate it pursued.
•
Dissolve and liquidate its assets. If the Company is unable, or does not believe that it is able, to find a suitable candidate for another strategic transaction, the Company may dissolve and liquidate its assets. In that event, the Company would be required to pay all of its debts and contractual obligations and to set aside certain reserves for commitments and contingent liabilities. If the Company dissolves and liquidates its assets, there can be no assurance as to the amount or timing of available cash that will remain for distribution to the Company’s stockholders after paying the Company’s debts and other obligations and setting aside funds for commitments and contingent liabilities.

The Company’s future operations are highly dependent on the success of the Merger with Kineta.
Clinical and Regulatory Update
In January 2022, the Food & Drug Administration (the “FDA”) placed a partial clinical hold on the Company’s future multidose clinical trials of YTX-7739 in the United States. The FDA has not halted all clinical programming and is permitting the Company’s proposed single dose formulation clinical trial to proceed. The Company has paused its previously planned studies of YTX-7739 while the partial clinical hold is pending.
Merger with Proteostasis Therapeutics, Inc.
On December 22, 2020, Proteostasis Therapeutics, Inc. (“Proteostasis” or “PTI”) completed its previously announced merger transaction with Yumanity, Inc. (formerly Yumanity Therapeutics, Inc.) in accordance with the terms of the Agreement and Plan of Merger and Reorganization, dated as of August 22, 2020, as amended on November 6, 2020 (the “Proteostasis Merger Agreement”), by and among Pangolin Merger Sub, Inc., a wholly-owned subsidiary of Proteostasis (“Pangolin Merger Sub”), Yumanity Holdings, LLC (“Holdings”) and Yumanity, Inc., pursuant to which Pangolin Merger Sub merged with and into Yumanity, Inc., with Yumanity, Inc. surviving as a wholly owned subsidiary of Proteostasis (the “Proteostasis Merger”). Immediately following the Proteostasis Merger, Proteostasis changed its name to “Yumanity Therapeutics, Inc.”
Basis of presentation
The Company’s condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). Any reference in these notes to applicable guidance is meant to refer to the authoritative GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Update (“ASU”) of the Financial Accounting Standards Board (“FASB”). The accompanying condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. Unless otherwise noted, all references to common stock share and per share amounts have also been adjusted to reflect the exchange ratio as described in the Proteostasis Merger Agreement.
Going concern
The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the original issuance date of the condensed consolidated financial statements.
Since its inception, the Company has funded its operations primarily with equity and debt including proceeds from the Proteostasis Merger. The Company has incurred recurring losses and negative cash flows from operations since inception, including net losses of $4.8 million and $18.2 million for the three and six months ended June 30, 2022. In addition, as of June 30, 2022, the Company had an accumulated deficit of $205.5 million. The Company expects to continue to generate operating losses for the foreseeable future, although at reduced expected levels as a result of restructuring actions taken in the six months ended June 30, 2022.
As further discussed above in “Exploration of Strategic Alternatives and Restructuring,” on June 5, 2022, the Company entered into the Merger Agreement with Kineta and the Asset Purchase Agreement with Janssen. There is no assurance that the Company will be successful in executing either or both transactions or obtaining sufficient funding on terms acceptable to the Company to fund continuing operations, if at all. If the Company is unable to obtain additional funding, consummate the aforementioned transactions or execute other strategic alternatives, the Company will be forced to further delay, reduce or eliminate its research and development programs or initiate steps to cease operations.
As of the issuance date of the condensed consolidated financial statements for the six months ended June 30, 2022, the Company expects that, absent either strategic transaction, its cash, cash equivalents and marketable securities will be sufficient to fund its operating expenses and capital expenditure requirements early into the first quarter of 2023, which is less than twelve months from the issuance date of these condensed consolidated financial statements. These factors raise substantial doubt about the Company’s ability to continue as a going concern.
The accompanying financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities or any other adjustments that might result from the outcome of this uncertainty.
Impact of the COVID-19 pandemic
The COVID-19 pandemic, which began in December 2019 and has spread worldwide, has caused many governments to implement measures to slow the spread of the outbreak. The outbreak and government measures taken in response have had a significant impact, both direct and indirect, on businesses and commerce, as worker shortages have occurred, supply chains have been disrupted, and facilities and production have been suspended. The future progression of the pandemic and its effects on the Company’s business and operations are uncertain. The COVID-19 pandemic is ongoing and may affect the Company’s ability to initiate and complete preclinical studies, delay its future clinical trials, disrupt regulatory activities, or have other adverse effects on its business and operations. The pandemic has already caused significant disruptions in the financial markets, and may continue to cause such disruptions, which could impact the Company’s ability to raise additional funds to support its operations. Moreover, the pandemic has significantly impacted economies worldwide and could result in adverse effects on the Company’s business and operations.
Clinical trial sites in many countries, including those in which the Company operates, have incurred delays due to COVID-19. Certain of the sites in the YTX-7739 Phase 1b clinical trial incurred delays due to COVID-19 that resulted in a delay in the results from that study. There continues to be a risk of additional delays to the Company’s clinical programs if and when they are re-commenced.
To date, the Company has not incurred impairment losses in the carrying values of its assets as a result of the pandemic and it is not aware of any specific related event or circumstance that would require it to revise its estimates reflected in these condensed consolidated financial statements. The extent to which the COVID-19 pandemic will directly or indirectly impact the Company’s business, results of operations and financial condition, including future clinical trials and research and development costs, will depend on future developments that are highly uncertain, including as a result of new information that may emerge concerning COVID-19, the actions taken to contain or treat it, and the duration and intensity of the related effects.
At-the-Market Offering Program
In April 2021, the Company entered into a sales agreement (the “Prior Sales Agreement”) with Jefferies LLC (“Jefferies”) with respect to an at-the-market (“ATM”) offering program under which it could have issued and sold, from time-to-time at its sole discretion, shares of its common stock, in an aggregate offering amount of up to $60.0 million. In December 2021, the Company terminated the Prior Sales Agreement and entered into a new sales agreement with Jefferies with respect to an ATM offering under which it may issue and sell, from time-to-time and at its sole discretion, shares of its common stock, in an aggregate offering amount of up to $60.0 million (the “New Sales Agreement”). Jefferies acts as the Company’s sales agent and will use commercially reasonable efforts to sell shares of common stock from time-to-time, based upon instruction by the Company.
The Company will pay Jefferies up to 3% of the gross proceeds from any common stock sold through the New Sales Agreement. The Company sold 216,332 shares of common stock under the New Sales Agreement during the six months ended June 30, 2022 for aggregate net proceeds to the Company of approximately $0.4 million, after deducting sales commissions. As of June 30, 2022, $59.6 million of common stock remained available for future issuance under the New Sales Agreement, although these amounts may be limited as the Company will be subject to the general instructions of Form S-3 known as the “baby shelf rules.” Under these instructions, the amount of funds the Company can raise through primary public offerings of securities in any twelve-month period using its registration statement on Form S-3 is limited to one-third of the aggregate market value of the shares of its common stock held by non-affiliates of the Company. Therefore, the Company will be limited in the amount of proceeds it is able to raise by selling shares of its common stock using its Form S-3 until such time as its public float exceeds $75 million.
2. Summary of Significant Accounting Policies
Unaudited Interim Financial Information
The condensed consolidated balance sheet as of December 31, 2021 was derived from audited financial statements but does not include all disclosures required by accounting principles generally accepted in the United States of America (“GAAP”). The accompanying condensed consolidated financial statements, as of June 30, 2022 and for the three and six months ended June 30, 2022, are unaudited and have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) for interim financial statements. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. The Company believes that the disclosures are adequate to make the information presented not misleading. These unaudited condensed financial statements should be read in conjunction with the Company’s audited financial statements and the notes thereto for the year ended December 31, 2021 included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 filed with the SEC on March 24, 2022. In the opinion of management, all adjustments, consisting only of normal recurring adjustments necessary for a fair statement of the Company’s condensed consolidated financial position as of June 30, 2022 and condensed consolidated results of operations and cash flows for the three and six months ended June 30, 2022 and 2021 have been made. The results of operations for the three and six months ended June 30, 2022 are not necessarily indicative of the results of operations that may be expected for the year ending December 31, 2022.
The Accumulated Deficit balance as of March 31, 2021 as presented in the Condensed Consolidated Statement of Stockholders’ Equity included in the prior financial statements as of and for the period ended March 31, 2022 was incorrectly stated due to a typographical error and has been corrected in the Condensed Consolidated Statement of Stockholders’ Equity for the current period. The correct accumulated deficit number used in the Condensed Consolidated Statement of Stockholders’ Equity for the three months ended March 31, 2021 is $(156,492) instead of $(8,682). This error did not impact the unaudited condensed consolidated balance sheets, statements of cash flow, or notes to the financial statements as of, and for the three months ended March 31, 2021. The materiality of the error was assessed in accordance with the SEC’s Staff Accounting Bulletin 99 and the Company concluded that the previously issued condensed consolidated financial statements were not materially misstated. In accordance with the SEC’s Staff Accounting Bulletin 108, this immaterial error has been corrected and the revision will be presented prospectively here and in future filings.
Summary of Significant Accounting Policies
The Company’s significant accounting policies, which are disclosed in the audited financial statements for the year ended December 31, 2021 and the notes thereto, are included in the Company’s Annual Report on Form 10-K that was filed with the SEC on March 24, 2022. There were no changes to significant accounting policies during the three and six months ended June 30, 2022.
Use of estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Significant estimates and assumptions reflected in these condensed consolidated financial statements include, but are not limited to, revenue recognition, the accrual of research and development expenses prior to the Merger and the valuation of stock-based awards. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates as there are changes in circumstances, facts, and experience. Actual results may differ from those estimates or assumptions.

Restricted cash
Amounts included in restricted cash represent amounts pledged as collateral for Company credit cards and as part of the terms of its office and laboratory space lease. These amounts are classified as restricted cash in the Company’s condensed consolidated balance sheet. In December 2020, in connection with the Proteostasis Merger, the Company acquired Proteostasis’ restricted cash pledged as collateral for its office and laboratory space lease and amended its loan and security agreement to establish an escrow account in the amount of its Paycheck Protection Program loan. After forgiveness of the PPP Loan, in April 2021 the escrowed cash was released and reclassified into cash and cash equivalents. The cash pledged as collateral is classified as restricted cash in the Company’s condensed consolidated balance sheet as of June 30, 2022. Regarding the cash pledged as collateral related to the lease, because the restriction on that pledged cash is expected to lapse soon after July 31, 2022, due to the modification of the related lease (see Note 10), that amount has been presented as a current asset in the condensed consolidated balance sheet at June 30, 2022. As of June 30, 2022 and 2021, the cash and restricted cash of $12.7 million and $48.3 million, respectively, has been presented in the condensed consolidated statements of cash flows included cash and cash equivalents of $11.8 million and $47.4 million, respectively, and restricted cash of $0.9 million and $0.9 million, respectively.
Fair value measurements
Certain assets and liabilities are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:
•	Level 1 — Quoted prices in active markets for identical assets or liabilities.
•
Level 2 — Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•
Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The Company’s cash equivalents and marketable securities are carried at fair value, determined according to the fair value hierarchy described above (see Note 3). The carrying values of the Company’s accounts payable and accrued expenses approximate their fair values due to the short-term nature of these liabilities. The carrying value of the Company’s long-term debt under its loan and security agreement approximates its fair value due to its variable interest rate.
3. Fair Value Measurements and Marketable Securities
The following tables present the Company’s fair value hierarchy for its assets and liabilities, which are measured at fair value on a recurring basis (in thousands):
	Fair Value Measurements at June 30, 2022:
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents:
Money market funds	$11,506	$—	$—	$11,506
Marketable securities:
Commercial paper	—	—	—	—
	$11,506	$—	$—	$11,506

	Fair Value Measurements at December 31, 2021:
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents:
Money market funds	$34,136	$—	$—	$34,136
Marketable securities:
Commercial paper	—	1,399	—	1,399
	$34,136	$1,399	$—	$35,535
Marketable securities were valued by the Company using quoted prices in active markets for similar securities, which represent a Level 2 measurement within the fair value hierarchy. The Company’s marketable securities matured during the three months ended June 30, 2022.
4. Collaboration Agreement
In June 2020, the Company entered into an exclusive license and research collaboration agreement (the “Collaboration Agreement”) with Merck Sharp & Dohme Corp. (“Merck”) to support the research, development and commercialization of products for the treatment of amyotrophic lateral sclerosis (ALS) and frontotemporal lobar dementia (FTLD). Pursuant to the Collaboration Agreement, the Company granted Merck an exclusive, worldwide license with the right to grant and authorize sublicenses, under certain intellectual property rights related to two certain undisclosed targets in connection with the Company’s ALS and FTLD programs to make, have made, use, import, offer to sell and sell compounds and products covered by such intellectual property rights. In the event that the exploitation of such compound or product would infringe during the term of the Merck Collaboration Agreement a claim of an issued patent controlled by Yumanity, Yumanity also granted Merck a non-exclusive, sublicensable, royalty-free license under such issued patent to exploit such compound and product.
Under the terms of the Collaboration Agreement, the Company and Merck are each responsible to perform certain research activities in accordance with a mutually agreed upon research plan. Upon the completion of certain stages of the research plan, Merck will elect to either advance and make certain contractual option payments or terminate the applicable research program. If Merck elects not to advance a research program, such program terminates and the rights granted to Merck in the program revert to the Company. Following completion of the research program, Merck is responsible for the development and commercialization of the compounds developed pursuant to the research program and any product containing such compounds.
Under the terms of the Collaboration Agreement, the Company received an upfront payment totaling $15.0 million in July 2020 and is eligible to receive up to $280.0 million upon achievement of specified research and development milestones, and up to $250.0 million upon achievement of specified sales-based milestones as well as a tiered, mid-single digit royalty on net sales of licensed products, subject to customary reductions.
Unless terminated earlier, the Collaboration Agreement will continue in full force and effect until one or more products has received marketing authorization and, thereafter, until expiration of all royalty obligations under the Collaboration Agreement. The Company or Merck may terminate the Collaboration Agreement upon an uncured material breach by the other party or insolvency of the other party. Merck may also terminate the Merck Collaboration Agreement for any reason upon certain notice to the Company.
Merck also participated in the Company’s Class C preferred units financing in June 2020 with terms consistent with those of other investors that purchased Class C preferred units in June 2020. The Class C preferred units were issued at a price of $4.0008 per unit, which was determined to be fair value based on the same price paid by other investors that purchased Class C preferred units in the financing. The equity investment was considered to be distinct from the Collaboration Agreement.
The Company assessed the promised goods and services to determine if they are distinct. Based on this assessment, the Company determined that Merck cannot benefit from the promised goods and services separately from the others as they are highly interrelated and therefore not distinct. Accordingly, the promised goods and services represent one combined performance obligation and the entire transaction price was allocated to that single combined performance obligation. The performance obligation is being satisfied over the research term as the Company performs the research and development activities through the first substantive option period, and participates in a Joint Steering Committee to oversee research and development activities. Accordingly, the upfront payment of $15.0 million was recorded as deferred revenue and was recognized as revenue as the performance obligation was satisfied. The

Company recognizes revenue using the cost-to-cost method, which it believes best depicts the transfer of control to the customer. Under the cost-to-cost method, the extent of progress towards completion is measured based on the ratio of actual costs incurred to the total estimated costs expected upon satisfying the identified performance obligation. Under this method, revenue is recorded as a percentage of the estimated transaction price based on the extent of progress towards completion. For the three and six months ended June 30, 2022, the Company recorded less than $0.1 million of collaboration revenue related to the Collaboration Agreement associated with providing the Initial Phase research and development services.
At contract inception, the potential milestone payments that the Company is eligible to receive were excluded from the transaction price as they were fully constrained. At the end of each reporting period, the Company reevaluates the transaction price and as uncertain events are resolved or other changes in circumstances occur, and if necessary, the Company will adjust its estimate of the transaction price. Any additions to the transaction price would be reflected in the period as a cumulative revenue catch-up. At the inception of the arrangement, the Company evaluated the options held by Merck to either advance or terminate the applicable research program to determine if they provided Merck with any material rights. The Company concluded that the options were not issued at a significant and incremental discount, and therefore do not provide Merck with a material right. As such, these options were excluded as performance obligations and will be accounted for if and when they occur.
In November 2021, the Company delivered one of two data packages associated with the Initial Phase of the research and development services. On December 17, 2021, Merck notified the Company that Merck has accepted the first data package for one program from their research collaboration with the Company relating to ALS and FTLD, and that Merck has elected to continue the research collaboration. Achievement of this milestone triggered a $5.0 million milestone payment due from Merck. Upon Merck electing to advance the research program into the second phase (the “Second Phase”), the Company assessed whether the promised goods and services for the Second Phase are distinct. Based on the facts and circumstances, including but not limited to key differences between the Initial Phase research plan and the Second Phase research plans, including experiments performed and personnel utilized, the Company determined that the Second Phase represents a separate contract with its own performance obligation. The Second Phase performance obligation is being satisfied over the Second Phase research term as the Company performs the research and development activities through the second substantive option period and participates in a Joint Steering Committee to oversee research and development activities. Accordingly, the option payment of $5.0 million was recorded to deferred revenue at December 31, 2021 and during the six months ended June 30, 2022 the Company recognized $2.6 million of collaboration revenue related to the Collaboration Agreement as the Second Phase performance obligation is satisfied. The Company recognizes the Second Phase revenue using the cost-to-cost method, which it believes best depicts the transfer of control to the customer. Deferred revenue totals $2.4 million at June 30, 2022 related to the Collaboration Agreement, and it is expected to be recognized in the next twelve months.
The Company assessed the Collaboration Agreement to determine whether a significant financing component exists and concluded that a significant financing component does not exist.
5. Accrued Expenses and Other Current Liabilities
Accrued expenses consisted of the following (in thousands):
	June 30, 2022	December 31, 2021
Accrued employee compensation and benefits	$350	$1,763
Accrued external research and development expenses	962	1,633
Accrued professional fees	740	901
Other	370	549
	$2,422	$4,846
In January 2022, the Company approved a restructuring plan following a review of its operations, cost structure and growth opportunities (the “Restructuring”). The Company recorded a charge of $0.4 million and $1.4 million during the three and six months ended June 30, 2022, respectively, as a result of the Restructuring, which consisted of one-time termination benefits for employee severance, benefits and related costs, and certain retention payments, which are expected to result in cash expenditures and will be paid out by December 31, 2022.

The following table summarizes the changes in the Company’s accrued restructuring balance, which are included in Accrued expenses and other current liabilities in the accompanying condensed consolidated balance sheet:
(In thousands)	2022
Beginning balance at December 31, 2021	$—
Restructuring costs, personnel related	985
Cash paid for restructuring costs	(330)
Ending balance at March 31, 2022	655
Restructuring costs, personnel related	412
Cash paid for restructuring costs	(765)
Forfeitures	(31)
Ending balance at June 30, 2022	$271
6. Short-term borrowings
As of June 30, 2022, the Company had short-term borrowings of $0.6 million consisting of a Commercial Insurance Premium Finance and Security Agreement (the “Finance and Security Agreement”) entered into in January 2022. The Finance and Security Agreement has a nine-month repayment period with an annual interest rate of 2.93% and a maturity of September 22, 2022. Collateral under the Finance and Security Agreement includes the right, title, and interest in the underlying business insurance policies.
7. Debt
Long-term debt consisted of the following (in thousands):
	June 30, 2022	December 31, 2021
Principal amount of long-term debt	$—	$12,733
Less: Current portion of long-term debt	—	(5,805)
Long-term debt, net of current portion	—	6,928
Debt discount, net of accretion	—	(217)
Accrued end-of-term payment	—	646
Long-term debt, net of discount and current portion	$—	$7,357
The Company entered into a loan and security agreement with Hercules Capital, Inc. (the “Lender”) in December 2019 (the “Term Loan”), pursuant to which it had $12.7 million in outstanding principal borrowings as of December 31, 2021. On February 25, 2022, the Company repaid to the Lender a payoff amount of $12.8 million and terminated the Term Loan, provided that the Company continues to be bound by certain indemnification obligations under Section 6.3 of the Term Loan. The payoff amount resulted in an extinguishment loss of $0.2 million and included payment of approximately $0.9 million consisting of end of term costs of 5.25% of the $15.0 million amount drawn under the Term Loan and $0.1 million as outlined below, as well as an interest/non-use fee of less than $0.1 million.
In April 2020, the Term Loan was amended to permit indebtedness consisting of a loan under the Paycheck Protection Program (“PPP”) of the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) provided that such loan shall be unsecured, shall not contain any terms or conditions that are adverse to the Lender’s rights under the loan and that the Company will not prepay such loan. In June 2020, the Term Loan was amended and an additional end of term cost of $0.3 million became due upon repayment of the loan. Also in April 2020, prior to entering into the Proteostasis Merger Agreement with PTI in August 2020, the Company issued a Promissory Note to Silicon Valley Bank, pursuant to which it received loan proceeds of $1.1 million (the “Loan”) provided under the PPP established under the CARES Act and guaranteed by the U.S. Small Business Administration. On April 3, 2021, the Company was notified by Silicon Valley Bank that the Loan forgiveness application was accepted by the Small Business Association as of March 30, 2021. Accordingly, the Company has recognized $1.1 million in income for debt extinguishment.
On December 22, 2020, the Company entered into an Unconditional Secured Guaranty and Pledge Agreement (the “Guaranty”) with the Lender as a condition to the Lender’s consent to the Proteostasis Merger under the Term Loan between Yumanity, Inc. as borrower and the Lender. Immediately prior to the Proteostasis Merger, Yumanity, Inc.

entered into a Fourth Amendment and Consent to Loan and Security Agreement dated as of December 22, 2020 with the Lender (the “Loan Amendment”). The Guaranty provides for the Company’s guaranty of Yumanity Inc.’s obligations under the Loan Agreement and provides the Lender a security interest in all of Company’s assets other than intellectual property as collateral. The Loan Amendment provides for the Lender’s consent to the Proteostasis Merger and to the creation and funding of a Silicon Valley Bank Paycheck Protection Program escrow account to hold funds in connection with Yumanity’s outstanding Paycheck Protection Program loan amounts for which Yumanity has submitted a forgiveness application. The Loan Amendment also amends the definition of “Change in Control” to include the situations in which the Company no longer controls Yumanity, Inc. The remaining terms and conditions of the Loan Agreement generally continue in the form existing prior to the Loan Amendment.
On March 29, 2021, the Term Loan was amended again to allow for the creation of a new foreign subsidiary, as well as changing certain covenants related to the financial operations of said subsidiary. The subsidiary was formed on April 23, 2021.
On April 13, 2021, the Term Loan was amended to reduce the end of term cost of $0.3 million to $0.1 million upon repayment of the loan.
8. Stock/Equity-Based Compensation
Restricted Stock Units (RSUs)
On January 14, 2021, the Company’s compensation committee of the board approved payment to be made to Company employees through a grant of RSUs based on the February 1, 2021 closing share price of the Company’s common stock with a fair value of $2.2 million. The requisite service period for the awards ranges from one to four years (the vesting period). The Company recognized employee stock-based compensation expense for the RSU grant on a straight-line basis over the vesting period of the awards. During the six months ended June 30, 2022, there were no RSUs granted and 48,172 were outstanding, and the Company recognized $0.1 million of stock-based compensation expense during the three and six months ended June 30, 2022.
The following table summarizes the Company’s RSU activity for the six months ended June 30, 2022:
	RSUs	Weighted Average Grant Date Fair Value
Unvested balance at December 31, 2021	86,225	$17.89
Issued	—	$—
Vested	(17,624)	$17.89
Forfeited	(20,429)	$17.89
Unvested balance at June 30, 2022	48,172	$17.89
Restricted Stock Awards (RSAs)
On November 22, 2021, the Company’s compensation committee of the board approved payment to be made to Company employees through a grant of RSAs based on the December 1, 2021 closing share price of the Company’s common stock with a fair value of $1.2 million. The requisite service period for the awards is one year (the vesting period). The Company recognized employee stock-based compensation expense for the RSA grant on a straight-line basis over the vesting period of the awards. During the six months ended June 30, 2022, there were no RSAs granted and 80,160 outstanding, and the Company recognized $0.3 and $0.7 million stock-based compensation expense during the three and six months ended June 30, 2022.

The following table summarizes the Company’s RSA activity for the three and six months ended June 30, 2022:
	RSAs	Weighted Average Grant Date Fair Value
Unvested balance at December 31, 2021	305,663	$3.83
Issued	—	$—
Vested	(189,778)	$3.83
Forfeited	(35,725)	$3.83
Unvested balance at June 30, 2022	80,160	$3.83
Summary of plans
Upon completion of the Proteostasis Merger, the Company assumed PTI’s 2016 Stock Option and Incentive Plan (the “2016 Plan”) and PTI’s 2016 Employee Stock Purchase Plan (the “2016 ESPP”).
2016 Stock Option and Incentive Plan
On February 3, 2016, PTI’s stockholders approved the 2016 Plan, which became effective on February 9, 2016. The 2016 Plan provides for the grant of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock units, restricted stock awards and other stock-based awards. The number of shares initially reserved for issuance under the 2016 Plan was 79,092 shares. The number of shares of common stock that may be issued under the 2016 Plan will automatically increase each January 1, beginning January 1, 2017, by the lesser of 3% of the shares of the Company’s common stock outstanding on the immediately preceding December 31, or an amount determined by the Company’s board of directors or the compensation committee of the board of directors. The shares of common stock underlying any awards that are forfeited, canceled, repurchased, or are otherwise terminated by the Company under the 2016 Plan and the 2008 Equity Incentive Plan, as amended (the “2008 Plan”) will be added back to the shares of common stock available for issuance under the 2016 Plan. On January 1, 2022, an additional 319,341 shares were reserved for issuance under the 2016 Plan in accordance with the provisions of the 2016 Plan described above. Options granted under the 2016 Plan with service-based vesting conditions generally vest over four years and expire after ten years. As of June 30, 2022 the total number of shares of the Company’s common stock reserved for issuance under the 2016 Plan was 760,498, of which 457,504 shares are available for future issuance under the 2016 Plan.
2016 Employee Stock Purchase Plan
On February 3, 2016, PTI’s stockholders approved the 2016 ESPP, which became effective in connection with the completion of the PTI’s initial public offering. A total of 6,938 shares of common stock were initially reserved for issuance under the 2016 ESPP. In addition, the number of shares of common stock that may be issued under the 2016 ESPP will automatically increase each January 1, beginning January 1, 2017, by the lesser of (i) 6,938 shares of common stock, (ii) 1% of the Company’s shares of common stock outstanding on the immediately preceding December 31, or (iii) an amount determined by the Company’s board of directors or the compensation committee of the board of directors. As of June 30, 2022, the total number of shares reserved under the 2016 ESPP was 48,564 shares. The number of shares reserved for issuance under the 2016 ESPP was increased by 6,938 shares effective as of January 1, 2022 in accordance with the provisions of the 2016 ESPP described above.
Yumanity Therapeutics, Inc. Amended and Restated 2018 Stock Option and Grant Plan
On December 4, 2018, the Company’s board of directors adopted the 2018 Unit Option and Grant Plan (the “2018 Plan”), which was approved by the Company’s members on December 5, 2018. The 2018 Plan provided for the Company to grant unit options, restricted unit awards and unrestricted unit awards to employees, directors and consultants of the Company. As part of the Yumanity Reorganization (as defined below) and the Proteostasis Merger, the 2018 Plan was amended and restated as the “Yumanity Therapeutics, Inc. Amended and Restated 2018 Stock Option and Grant Plan”. Each stock option outstanding under the 2018 Plan at the effective time of the Proteostasis Merger was automatically converted into a stock option exercisable for the same number of shares of Yumanity common stock, and then assumed by the Company, based on the exchange ratio described in the Proteostasis Merger Agreement and the exercise price per share of such outstanding stock option, as adjusted for the exchange ratio. The 2018 Plan is administered by the board of directors or, at the discretion of the board of directors, by a committee of the board of directors. The exercise prices, vesting and other restrictions are determined at the discretion of the board of directors, or its committee if so delegated.

Options granted under the 2018 Plan with service-based vesting conditions generally vest over four years and expire after ten years. The total number of common shares that may be issued under the 2018 Plan is 1,527,210 as of June 30, 2022. Shares that are forfeited, canceled, reacquired by the Company prior to vesting, satisfied without the issuance of shares or otherwise terminated (other than by exercise) and shares that are withheld upon the exercise of an option or settlement of an award to cover exercise price or tax withholding shall be added back to shares available under the 2018 Plan. As of June 30, 2022, 219,859 shares remain available for issuance under the 2018 Plan.
Under each plan, the exercise price per option granted is not less than the fair market value of common stock as of the date of grant.
2021 Inducement Plan
On June 2, 2021, the Board of Directors approved the adoption of the Company’s 2021 Inducement Plan (the “2021 Plan”), which is used exclusively for the grant of equity awards to individuals who were not previously employees of the Company (or following a bona fide period of non-employment), as an inducement material to such individual’s entering into employment with the Company, pursuant to Rule 416 under the Securities Act of 1933. During six months ended June 30, 2022, the Company issued 17,000 options from the 2021 Plan to purchase common stock. As of June 30, 2022, the total number of shares of the Company’s common stock that may be issued under the 2021 Plan is 400,000 shares of which 246,600 shares are available for future issuance under the 2021 Plan. Shares that are expired, forfeited, canceled or otherwise terminated without having been fully exercised will be available for future grant under the 2021 Plan.
On April 13, 2021, Board of Directors approved the issuance of stock options to purchase 104,000 shares of its common stock. The stock options were issued outside of the Company’s 2021 Plan as an inducement material to the individual’s acceptance of an offer of employment with the Company in accordance with Nasdaq Listing Rule 5635(c)(4). As of June 30, 2022, all 104,000 stock options have been forfeited.
Option valuation
The fair value of option grants is estimated using the Black-Scholes option-pricing model. Prior to the Proteostasis Merger, the Company was a private company and lacked company-specific historical and implied volatility information. Therefore, it estimates its expected stock/unit volatility based on the historical volatility of a publicly traded set of peer companies. The expected term of the Company’s options has been determined utilizing a midpoint convention estimate. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield was based on the fact that the Company has never paid cash dividends.
Option activity
The following table summarizes the Company’s option activity during six months ended June 30, 2022:
	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of December 31, 2021	1,779,174	$18.99	7.67	—
Granted	17,000	$2.89		—
Exercised	—	—		—
Forfeited	(573,490)	$31.47		—
Outstanding as of June 30, 2022	1,222,684	$11.99	7.82	—
Vested and expected to vest as of June 30, 2022	1,222,684	$11.99	7.82	—
The aggregate intrinsic value of options is calculated as the difference between the exercise price of the options and the fair value of the Company’s common stock for those stock options that had exercise prices lower than the fair value of the Company’s common stock.

Stock/equity-based compensation
The Company recorded stock/equity-based compensation expense related to common stock options and restricted stock units and restricted stock awards in the following expense categories in its condensed consolidated statements of operations (in thousands):
	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Research and development expenses	$89	$355	$190	$746
General and administrative expenses	983	904	2,086	1,920
	$1,072	$1,259	$2,276	$2,666
As of June 30, 2022, total unrecognized compensation cost related to unvested options and restricted common stock was $6.4 million, which is expected to be recognized over a weighted average period of 1.75 years.
9. Net Loss Per Share
Basic and diluted net loss per share was calculated as follows (in thousands, except share and per share amounts):
	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Numerator:
Net loss	$(4,845)	$(10,454)	$(18,226)	$(19,136)
Denominator:
Weighted average common shares outstanding, basic and diluted	10,847,734	10,195,608	10,800,473	10,194,474
Net loss per share, basic and diluted	$(0.45)	$(1.03)	$(1.69)	$(1.88)
The following common stock equivalents presented based on amounts outstanding at each period end, have been excluded from the calculation of diluted net loss per share because including them would have had an anti-dilutive impact:
	As of June 30,
	2022	2021
Options to purchase common stock	1,222,684	1,756,947
Warrants to purchase common stock or shares convertible into common stock	99,986	99,986
Unvested RSUs	48,172	112,544
	1,370,842	1,969,477
10. Leases
In February 2020, the Company entered into a license agreement with a third party for the use of office and laboratory space in Boston, Massachusetts, commencing in May 2020 (the “Premises”). The Company determined that this license agreement qualified as a lease under ASC 842, Leases (“ASC 842”). The initial term of the license agreement is three years with the option to extend for a total of three one-year periods at fair-market rent at the time of each extension. In addition to use of office and laboratory space, the license fee includes various laboratory, office, and operational support services to be provided by the licensor. The initial monthly license fee escalates 3% annually and totals approximately $12.0 million for the three-year term. Additionally, the licensee agreement for the Premises required the Company to pay for a non-exclusive, irrevocable license to use forty-two unreserved parking spaces adjacent to the Premises at the prevailing monthly parking rate. On May 1, 2020, the lease commencement date was met and the Company recorded an operating lease asset of $10.6 million and a corresponding lease liability of $10.2 million.
On December 22, 2020, as part of the Proteostasis Merger, the Company acquired a lease for approximately 30,000 square feet of office and laboratory space (the “Merger Premises”) in Boston, Massachusetts. The lease commenced in January 2018 with rent payments commencing in April 2018. The initial term of the lease was ten years with the option to extend for an additional seven years at fair-market rent at the time of the extension. In addition to use of office and laboratory space, the Company is responsible for paying its allocable portion of building and laboratory operating expenses separately from rent, based on actual costs incurred. Remaining fixed lease payments at the time of the Proteostasis Merger were approximately $14.2 million. On December 22, 2020, the Company recorded an operating lease asset and corresponding lease liability of $10.2 million associated with this lease. The operating lease asset was increased by the value attributable to the below-market lease of $3.1 million and an allocated portion of the excess purchase price for the Proteostasis Merger of $1.9 million.
On January 7, 2021 the Company entered into a sublease agreement (the “Sublease”) with Moma Therapeutics, Inc. (the “Subtenant”), whereby the Company subleased the entire Merger Premises to the Subtenant. The initial term of the Sublease commences on the date the Company receives consent to the Sublease from the landlord and shall continue until 18 months from the commencement date. The Sublease provides for the first monthly installment of rent to be paid by the Subtenant on the date of the Sublease.
The Sublease provides for an initial annual base rent of $1,939,340, which increases annually up to a maximum annual base rent of $1,997,520. The Subtenant also is responsible for paying to the Company operating costs, annual tax costs and all utility costs attributable to the Premises during the term of the Sublease. Expense arising from the Merger Premises of $0.5 million and $1.0 million for the three and six months ended June 30, 2022 and lease income from the Sublease of $0.5 million and $1.0 million for the three and six months ended June 30, 2022 are classified in operating expense on a net basis.
On February 28, 2022, the Company entered into two agreements that effectively amended the Premises license agreement for laboratory space in Boston, Massachusetts. The first agreement terminated the existing license, due to expire in May of 2023, effective March 31, 2022. The second agreement, effective April 1, 2022, created a new license for approximately 20 percent of the space covered by the original license with an expiration date of December 31, 2022. The Company agreed to surrender to Licensor the full amount of both the security deposit and the last month’s license fee held by licensor pursuant to the agreement, totaling approximately $0.8 million, in consideration of the agreement to terminate the original license. The related lease liability was reduced by $3.2 million with a corresponding reduction of the ROU asset as a result of this modification. The new license agreement decreases the monthly license fee amount from $0.4 million to $0.1 million.
During the three months ended March 31, 2022, the Company determined a triggering event occurred related to a portion of its Merger Premises. As a result, the Company performed an impairment test. Based on a comparison of undiscounted cash flows to the right of use (“ROU”) asset, the Company determined that the asset was impaired, driven largely by the difference between the existing lease, contract terms and sublease income potential. This resulted in an impairment charge of $3.9 million, which reflects the excess of the ROU asset carrying value over its fair value.
On May 16, 2022, the Company entered into an agreement that accelerated the termination date of the Merger Premises lease agreement to July 31, 2022, which results in no payment obligations after that date. No other terms of the lease agreement were changed, and no additional costs were incurred related to the change. As a result of the modification, the related lease liability was reduced by $8.6 million with a corresponding reduction of the ROU asset as a result of this modification. The remaining lease liability relating solely to the Merger Premises of $0.2 million at June 30, 2022 has been classified as a current liability.
The Company also leased property and equipment under agreements that are accounted for as finance leases. As of March 31, 2022 the Company entered into an agreement for an early termination of the finance leases, which primarily consisted of laboratory equipment. The remaining finance lease liabilities settled was less than $0.1 million.
The components of lease cost were as follows (in thousands):
	Six Months Ended June 30,
	2022	2021
Operating lease cost	$2,496	$3,053
Short-term lease cost	—	—
Variable lease cost	357	272
Finance lease cost:
Amortization of lease assets	8	77
Interest on lease liabilities	1	5
Total finance lease cost	$9	$82

Supplemental disclosure of cash flow information related to leases was as follows (in thousands):
	Six Months Ended June 30,
	2022	2021
Cash paid for amounts included in the measurement of operating lease liabilities (operating cash flows)	$2,177	$2,970
Cash paid for amounts included in the measurement of finance lease liabilities (operating cash flows)	$1	$5
Cash paid for amounts included in the measurement of finance lease liabilities (financing cash flows)	$27	$108
Operating lease liabilities arising from obtaining right-of-use assets	$—	$—
Finance lease liabilities arising from obtaining right- of-use assets	$—	$—
Reduction in operating lease liabilities as a result of lease modifications	$11,844	$—
Reduction in operating right-of-use assets as a result of lease modifications	$11,852	$—
The weighted-average remaining lease term and discount rate were as follows:
	As of June 30,
	2022	2021
Weighted-average remaining lease term (in years) used for:
Operating leases	0.39	4.75
Finance leases	—	1.11
Weighted-average discount rate used for:
Operating leases	5.85%	9.08%
Finance leases	—	5.88%
Because the interest rates implicit in the license agreement and lease agreement assumed from PTI were not readily determinable, the Company’s incremental borrowing rate was used to calculate the present value of each. The present value of the Company’s finance leases was calculated using the rate implicit in the lease. There were no finance leases as of June 30, 2022. As of June 30, 2022, future annual lease payments under the Company’s real estate operating leases and equipment finance leases were as follows (in thousands):
Year	Operating Leases	Lease Payments to be Received from Sublease	Net Operating Lease Payments
2022	$566	$(166)	$400
2023	—	—	$—
2024	—	—	$—
2025	—	—	$—
2026	—	—	$—
Thereafter	—	—	$—
Total future lease payments	566	(166)	400
Less: Imputed interest	(7)	—	(7)
Total lease liabilities	$559	$(166)	$393

The following table presents lease assets and liabilities and their classification on the condensed consolidated balance sheet (in thousands):
Leases	Condensed Consolidated Balance Sheet Classification	Amount
Assets:
Operating lease assets	Operating lease right-of- use assets	$831
Total leased assets		$831
Liabilities:
Current:
Operating lease liabilities	Operating lease liabilities	$559
Non-current:
Operating lease liabilities	Operating lease liabilities, net of current portion	—
Total lease liabilities		$559
11. Commitments and Contingencies
License agreement
The Company has a tangible property and patent license agreement with Whitehead Institute for Biomedical Research (“Whitehead”) entered into in 2016 and subsequently amended in 2016 and 2018, under which the Company obtained a certain exclusive and non-exclusive, royalty-bearing, sublicensable, worldwide license to make, sell and distribute products under certain patents owned by Whitehead for certain know-how related to specific neurodegenerative diseases. In consideration for the rights granted by the agreement, the Company paid a one-time license fee of less than $0.1 million and issued 300,000 common units valued at $0.8 million. The Company is required to pay annual maintenance fees of up to $0.1 million through the termination of the agreement. The Company is also required to pay up to an aggregate of approximately $1.9 million upon the achievement of certain developmental and regulatory milestones for the first two licensed products under its first indication. The Company is also required to pay additional milestone amounts for subsequent licensed products under its first or subsequent indications, but at a lower rate. The Company did not meet any milestones for the six months ended June 30, 2022 and the year ended December 31, 2021. The Company must also pay a royalty in the low single digits on future sales by the Company and a mid-single to low double digit percentage of certain income received from sublicensees and certain partners. The license agreement remains in effect until the expiration of the last-to-expire patent licensed under the agreement. Whitehead may terminate the agreement upon the Company’s uncured material breach of the agreement, including failure to make required payments under the agreement or to achieve certain milestones, or if the Company becomes insolvent or bankrupt. The Company may terminate the license agreement at any time upon providing certain written notice to Whitehead.
Contingent Value Rights Agreement
In connection with the Proteostasis Merger, the Company entered into a Contingent Value Rights Agreement (the “CVR Agreement”) with Shareholder Representative Services LLC as representative of the PTI stockholders. The CVR Agreement entitled each holder of Company Common Stock as of immediately prior to the effective time of the Proteostasis Merger to receive certain net proceeds, if any, derived from the grant, sale or transfer of rights of the CF Assets ( the “CF Assets”) to any one of three specified counterparties completed during the nine-month period after the effective time of the Proteostasis Merger (with any potential payment obligations continuing until the 10-year anniversary of the closing of the Proteostasis Merger Agreement). The CVR agreement became effective at the closing of the Proteostasis Merger. Due to the fact that no CF Asset sale was completed by the nine-month anniversary of the effective time of the Proteostasis Merger, the CVRs expired. No liability has been recorded at June 30, 2022 or previous periods associated with the CVRs.
Indemnification agreements
In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, contract research organizations, business partners and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with members of its board of directors and its executive officers that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. The Company has not incurred any material costs as a result of such indemnifications and is not currently aware of any indemnification claims.
12. Events Subsequent to Original Issuance of Condensed Consolidated Financial Statements
In connection with the reissuance of the financial statements, the Company has evaluated subsequent events through the date the condensed consolidated financial statements were reissued.
On September 27, 2022, two purported stockholders of the Company sent separate demand letters alleging that the Registration Statement filed by the Company with the U.S. Securities and Exchange Commission on August 29, 2022 contained certain deficiencies and/or omissions with respect to the Company’s proposed Merger with Kineta. The demands seek additional disclosures to remedy these purported omissions. The Company believes that the allegations in the demands are meritless. At present, the Company is unable to estimate potential losses, if any, related to this matter.

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
Kineta, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Kineta, Inc. (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of operations, shareholders’ deficit and cash flows for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.
Explanatory Paragraph – Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company has a significant working capital deficiency, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Change in Accounting Principles
On January 1, 2021, the Company adopted Accounting Standards Update 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. The effects of adoption are described in Note 2 to the consolidated financial statements.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Marcum LLP
Marcum LLP
New York, NY
August 26, 2022
We have served as the Company’s auditor since 2022.

KINETA, INC.

Consolidated Balance Sheets
(in thousands, except par values)
	December 31,
	2021	2020
Assets
Current assets:
Cash	$11,144	$11,470
Prepaid expenses and other current assets	73	54
Total current assets	11,217	11,524
Property and equipment, net	189	241
Operating right-of-use asset	1,872	2,462
Restricted cash	75	75
Total assets	$13,353	$14,302
Liabilities and Shareholders’ Deficit
Current liabilities:
Accounts payable	$732	$1,160
Accrued expenses and other current liabilities	1,842	1,165
Deferred revenue	1,041	8,924
Notes payable, current portion (with related parties $8,378 as of December 31, 2021)	9,996	—
Operating lease liability, current portion	737	642
Finance lease liabilities, current portion	30	23
Total current liabilities	14,378	11,914
Notes payable, net of current portion (with related parties $8,378 and $15,726 as of December 31, 2021 and 2020, respectively)	9,444	21,709
Operating lease liability, net of current portion	1,390	2,127
Finance lease liabilities, net of current portion	90	98
Total liabilities	25,302	35,848
Commitments and contingencies (Note 6)
Shareholders’ deficit:
Common stock, $0.0001 par value; 250,000 shares authorized as of December 31, 2021 and 2020; 67,673 and 55,934 shares issued and outstanding as of December 31, 2021 and 2020, respectively	7	6
Additional paid-in capital	76,135	54,722
Accumulated deficit	(88,282)	(76,465)
Total shareholders’ deficit attributable to Kineta, Inc.	(12,140)	(21,737)
Noncontrolling interest	191	191
Total shareholders’ deficit	(11,949)	(21,546)
Total liabilities and shareholders’ deficit	$13,353	$14,302
The accompanying notes are an integral part of these consolidated financial statements.

KINETA, INC.

Consolidated Statements of Operations
(in thousands, except per share amounts)
	Year Ended December 31,
	2021	2020
Revenues:
Licensing revenues	$7,883	$8,187
Grant revenues	1,208	2,301
Total revenues	9,091	10,488
Operating expenses:
Research and development	15,561	9,215
General and administrative	4,623	4,388
Total operating expenses	20,184	13,603
Loss from operations	(11,093)	(3,115)
Other (expense) income:
Interest expense (with related parties $893 and $1,948 in 2021 and 2020, respectively)	(1,293)	(4,960)
Change in fair value measurement of notes payable	(1,142)	748
Gain on extinguishments of debt	1,719	98
Other (expense) income, net	(8)	117
Total other (expense) income, net	(724)	(3,997)
Net loss	$ (11,817)	$(7,112)
Net income attributable to noncontrolling interest	—	940
Net loss attributable to Kineta, Inc.	$ (11,817)	$(8,052)
Net loss per share, basic and diluted	$(0.19)	$(0.14)
Weighted-average shares outstanding, basic and diluted	63,346	56,521
The accompanying notes are an integral part of these consolidated financial statements.

KINETA, INC.

Consolidated Statements of Shareholders’ Deficit
(in thousands)
	Common Stock		Additional Paid-In Capital Amount	Accumulated Deficit	Total Shareholders’ Deficit Attributable to Kineta	Noncontrolling Interest	Total Shareholders’ Deficit
	Shares	Amount
Balance as of December 31, 2019, previously issued	54,138	$5	$47,723	$(68,640)	$(20,912)	$(706)	$(21,618)
Change due to application of new accounting standard ASU 2020-06	—	—	—	249	249	—	249
Change due to application of new accounting standard ASC 842	—	—	—	(22)	(22)	—	(22)
Immaterial correction	—	—	43	—	43	(43)	—
Balance as of January 1, 2020	54,138	$5	$ 47,766	$ (68,413)	$(20,642)	$(749)	$(21,391)
Issuance of common stock	1,712	1	3,527	—	3,528	—	3,528
Issuance of common stock upon vesting of restricted stock	7	—	—	—	—	—	—
Issuance of common stock upon exercise of warrants	77	—	18	—	18	—	18
Issuance of warrants to purchase common stock	—	—	2,357	—	2,357	—	2,357
Stock-based compensation	—	—	1,054	—	1,054	—	1,054
Net (loss) income	—	—	—	(8,052)	(8,052)	940	(7,112)
Balance as of December 31, 2020	55,934	$6	$54,722	$ (76,465)	$ (21,737)	$191	$(21,546)
Issuance of common stock	9,396	1	16,712	—	16,713	—	16,713
Issuance of common stock upon extinguishment of notes payable	1,360	—	2,570	—	2,570	—	2,570
Issuance of common stock to settle obligation	114	—	250	—	250	—	250
Issuance of common stock upon exercise of stock options	813	—	—	—	—	—	—
Issuance of common stock upon vesting of restricted stock	6	—	—	—	—	—	—
Issuance of common stock upon exercise of warrants	50	—	27	—	27	—	27
Stock-based compensation	—	—	1,854	—	1,854	—	1,854
Net loss	—	—	—	(11,817)	(11,817)	—	(11,817)
Balance as of December 31, 2021	67,673	$7	$ 76,135	$ (88,282)	$ (12,140)	$191	$(11,949)
The accompanying notes are an integral part of these consolidated financial statements.

KINETA, INC.

Consolidated Statements of Cash Flows
(in thousands)
	Year Ended December 31,
	2021	2020
Operating activities:
Net loss	$(11,817)	$(7,112)
Adjustments to reconcile net loss to net cash used in operating activities:
Noncash interest expense	—	2,357
Stock-based compensation	1,854	1,054
Change in fair value of notes payable	1,142	(748)
Gain on extinguishments of debt	(1,719)	(98)
Noncash operating lease expense	590	656
Gain on partial termination of operating lease	—	(155)
Depreciation and amortization	79	158
Amortization of contract costs	—	229
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(18)	3,046
Accounts payable	(178)	(585)
Accrued expenses and other current liabilities	739	(59)
Deferred revenue	(7,883)	4,240
Operating lease liability	(642)	(687)
Net cash (used in) provided by operating activities	(17,853)	2,296
Investing activities:
Purchases of property and equipment	—	(6)
Net cash used in investing activities	—	(6)
Financing activities:
Proceeds from issuance of common stock	16,713	3,528
Proceeds from payroll protection program loan	815	890
Proceeds from notes payable	—	300
Proceeds from exercise of warrants	27	18
Proceeds from Small Business Administration loan	—	150
Repayments of notes payable	—	(820)
Repayments of finance lease liabilities	(28)	(79)
Net cash provided by financing activities	17,527	3,987
Net change in cash and restricted cash	(326)	6,277
Cash and restricted cash at beginning of year	11,545	5,268
Cash and restricted cash at end of year	$11,219	$ 11,545
Components of cash and restricted cash:
Cash	$11,144	$ 11,470
Restricted cash	75	75
Total cash and restricted cash	$11,219	$ 11,545
Supplemental disclosure of cash flow information:
Cash paid for interest	$1,100	$2,544
Supplemental disclosure of noncash financing activities:
Issuance of common stock upon extinguishment of notes payable	$2,570	$—
Issuance of warrants to purchase common stock upon refinancing of notes payable	$—	$2,357
Finance lease liabilities arising from obtaining new right-of-use assets	$27	$135
Issuance of common stock to settle obligation	$250	$—
The accompanying notes are an integral part of these consolidated financial statements.

KINETA, INC.

Notes to Consolidated Financial Statements
1.	Organization and Liquidity
Description of Business
Kineta, Inc. (the Company), was incorporated in the State of Washington in August 2007, and is headquartered in Seattle, Washington.
Kineta, Inc. is a clinical stage biotechnology company focused on developing new innovative therapies in the field of immuno-oncology and cancer. The Company also has drug programs in neurology (chronic pain) and an antiviral drug program in development for arenaviruses such as Lassa fever. Kineta Chronic Pain, LLC (KCP) was formed in November 2011 to develop new innovative therapies for pain management. Kineta Viral Hemorrhagic Fever, LLC (KVHF) was formed in July 2013 to develop a direct acting anti-viral therapy for the treatment of emerging diseases. Kineta Immuno-Oncology, LLC (KIO) was formed in May 2016 to develop an immuno-oncology retinoic acid-inducible gene I (RIG-I) drug therapy focusing on mobilizing a patient’s own immune cells to recognize and eliminate cancer cells and was dissolved in December 2020.
As of December 31, 2021 and 2020, Kineta, Inc. owns a majority interest of the outstanding issued equity of KCP and all of the outstanding issued equity of KVHF. Kineta, Inc. also owned a majority equity interest in KIO prior to KIO’s dissolution in December 2020.
On June 5, 2022, the Company entered into an Agreement and Plan of Merger (Merger Agreement) with Yumanity Therapeutics, Inc. (Yumanity) whereby a wholly owned subsidiary of Yumanity will be merged with and into the Company (the Merger), with the Company surviving the Merger as a wholly owned subsidiary of Yumanity. Upon the closing of the Merger, Yumanity will be renamed Kineta, Inc. The proposed transaction, which has been approved by the boards of directors of the Company and Yumanity, is subject to approval by the shareholders of Yumanity, satisfaction of the conditions stated in the Merger Agreement, and other customary closing conditions.
Liquidity and Going Concern
The Company has incurred recurring net losses and negative cash flows from operations since inception and, as of December 31, 2021, had an accumulated deficit of $88.3 million. The net loss attributable to the Company was $11.8 million and $8.1 million during the years ended December 31, 2021 and 2020, respectively. As of December 31, 2021, the Company had cash of $11.1 million. The Company expects to incur additional losses for the foreseeable future. These matters raise substantial doubt about the Company’s ability to continue as a going concern for at least one year after the date these consolidated financial statements were issued.
The Company will need to raise additional capital to support its development activities and continuing operations. The Company intends to raise additional debt and equity financing from its current investors as well as outside potential investors and intends to continue to pursue federal grant funding and may receive milestone payments from its license agreements, or other sources, such as a strategic transaction e.g., the Merger. However, there is no guarantee that any of these financing or opportunities will be executed or realized on acceptable terms, if at all. The Company’s ability to raise additional capital through either the issuance of equity or debt is dependent on a number of factors including, but not limited to, Company prospects, which itself is subject to a number of development and business risks and uncertainties, as well as uncertainty about whether the Company would be able to raise such additional capital at a price or on terms that are acceptable.
Accordingly, the accompanying consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will realize its assets and satisfy its liabilities in the normal course of business. The Company’s inability to obtain additional cash could have a material adverse effect on its ability to further develop its therapies and on its financial position, results of operations and its ability to continue in existence as a going concern within one year after the date these consolidated financial statements were issued. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

KINETA, INC.

Notes to Consolidated Financial Statements
2.	Summary of Significant Accounting Policies
Basis of Presentation and Consolidation
The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and applicable rules regarding annual financial reporting. The consolidated financial statements include all accounts of the Company, its majority owned subsidiary KCP, and its wholly owned subsidiaries, KVFH and KIO prior to its dissolution. All intercompany transactions and balances have been eliminated upon consolidation.
Noncontrolling interest in the accompanying consolidated financial statements represents the proportionate share of equity which is not held by the Company. Net (loss) income of the non-wholly owned consolidated subsidiary is allocated to the Company and the holder(s) of the noncontrolling interests in proportion to their percentage ownership considering any preferences specific to the form of equity of the subsidiaries.
The Company made an immaterial correction to the balance of noncontrolling interest as of January 1, 2020 from its previously issued financial statements (see consolidated statements of shareholders' deficit).
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. These estimates form the basis for judgments the Company makes about the carrying values of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expense during the reporting periods. The Company bases its estimates and judgments on historical experience and on various other assumptions that the Company believes are reasonable under the circumstances. These estimates are based on management’s knowledge about current events and expectations about actions the Company may undertake in the future. These judgments, estimates and assumptions are used for, but not limited to, revenue recognition, accrued research and development expenses, the fair value of notes payable, the fair value of the Company’s common stock, stock-based compensation, and uncertain tax positions and the valuation allowance for net deferred tax assets. Actual results may differ from the Company’s estimates.
Foreign Currencies
The Company’s subsidiaries are all located in the U.S. with the U.S. dollar as the functional currency. Certain transactions during the years ended December 31, 2021 and 2020 were denominated in currencies other than the U.S. dollar. Gains and losses from foreign currency transactions, translated using the average exchange rates prevailing during the respective periods, were not material for all periods presented and are reflected in the consolidated statements of operations as a component of other (expense) income, net.
Segment Reporting
Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker (CODM), or decision-making group, in making decisions on how to allocate resources and assess performance. The Company’s Chief Executive Officer and President collectively serve as the CODM. The Company views its operations and manages its business in one operating segment.
Risks and Uncertainties
The Company is subject to certain risks and uncertainties associated with companies at a similar stage of development, including, but not limited to: successfully develop, manufacture, and market any approved therapies and products, obtain regulatory approval from the U.S. Food and Drug Administration or foreign regulatory agencies prior to commercial sales, new technological innovations, dependence on key personnel, protection of intellectual property, compliance with governmental regulations, uncertainty of market acceptance of any approved therapies and products, competition from companies with greater financial and technical resources, and the need to obtain additional financing.

KINETA, INC.

Notes to Consolidated Financial Statements
COVID-19
While Kineta continues to monitor the impact of the COVID-19 pandemic on its business, the extent of the impact of the pandemic on its business, operations and clinical development timelines and plans remains uncertain. Clinical trial sites in many countries, including those in which the Company operates, have incurred delays due to COVID-19. Certain of the sites in the KCP-506 Phase 1 clinical trial incurred delays due to COVID-19 that resulted in a delay in the results from that study. There continues to be a risk of additional delays to the Company’s clinical programs.
The pandemic has already caused significant disruptions in the financial markets, and may continue to cause such disruptions, which could impact the Company’s ability to raise additional funds to support its operations.
To date, the Company has not incurred impairment losses in the carrying values of its assets as a result of the pandemic and it is not aware of any specific related event or circumstance that would require it to revise its estimates reflected in these consolidated financial statements.
Cash and Restricted Cash
Cash includes cash deposited at several financial institutions in operating and saving accounts. Restricted cash relates to a certificate of deposit with a financial institution to secure a letter of credit obtained for the Company’s leased premises. Restricted cash unavailable for a period longer than one year from the consolidated balance sheet date is classified as a noncurrent asset and otherwise, restricted cash is included in other current assets in the consolidated balance sheets.
Concentrations of Credit Risk
Financial instruments that potentially expose the Company to significant concentrations of credit risk consist primarily of cash deposited in accounts at several financial institutions that may exceed federally insured limit. The Company is exposed to credit risk in the event of a default by the financial institutions holding its cash to the extent recorded in the consolidated balance sheets. The Company believes it is not exposed to unusual credit risk beyond the normal credit risk associated with commercial banking relationships and has not incurred any such losses to date.
Fair Value of Financial Instruments
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The Company measures fair value by maximizing the use of observable inputs, where available, and minimizing the use of unobservable inputs when measuring fair value. Financial assets and liabilities recorded at fair value in the consolidated balance sheets are categorized in the fair value hierarchy based upon the lowest level of input that is significant to the fair value as follows:
Level 1 — Quoted prices in active markets for identical assets or liabilities.
Level 2 — Observable inputs (other than quoted prices included in Level 1), such as quoted prices in active markets for identical or similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets of liabilities in markets, or other inputs that are observable or can be corroborated by observable market data.
Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities.
To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value of the instrument.

KINETA, INC.

Notes to Consolidated Financial Statements
Accounts Receivable
The Company records accounts receivable at the invoiced amount for cost-reimbursement type grants and customer obligations under licensing and collaboration agreements, typically requiring payment within 30 to 60 days from the invoice date. As of December 31, 2021 and 2020, the Company did not have any outstanding accounts receivable.
Property and Equipment, Net
Property and equipment, net is stated at cost less accumulated depreciation and amortization. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the assets, which is five to seven years. Costs of major additions and betterments are capitalized and depreciated on a straight-line basis over their estimated useful lives. Leasehold improvements are amortized using the straight-line method over the lesser of the estimated useful lives of the assets or the remaining term of the lease. Upon sale or retirement of the assets, the cost and related accumulated depreciation are removed from the consolidated balance sheets and the resulting gain or loss is recognized in the consolidated statements of operations. Expenditures for maintenance and repairs are expensed as incurred.
Impairment of Long-Lived Assets
The Company reviews the carrying amount of its long-lived assets, including property and equipment and right-of-use assets, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. If indicators of impairment exist, an impairment loss is recognized when the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. The impairment charge is determined based upon the excess of the carrying value of the asset over its estimated fair value, with estimated fair value determined based upon an estimate of discounted future cash flows or other appropriate measures of estimated fair value. Estimating discounted cash flows requires the Company to make significant judgments and assumptions. Actual results may vary from the Company’s estimates as of the date of impairment testing and adjustments may occur in future periods. For the years ended December 31, 2021 and 2020, there were no impairments of long-lived assets.
Fair Value Option
The Company has elected the fair value option to account for certain of its notes payable (see Note 5 and Accounting Pronouncements Recently Adopted below). The Company recorded these notes payable at their estimated fair value with changes in estimated fair value recorded as a component of other (expense) income in the consolidated statement of operations. Under the fair value option, any direct costs and fees related to such notes payable are expensed as incurred.
Leases
Effective January 1, 2019, the Company adopted ASC 842, Leases. The Company determines at the inception of a contract if such arrangement is or contains a lease by assessing whether it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. If a lease is identified, classification is determined at lease commencement as an operating lease or finance lease. The Company recognizes a right-of-use (ROU) asset and a lease liability in the consolidated balance sheets for all leases with an initial term of greater than 12 months. Leases with an initial term of 12 months or less are not recognized in the consolidated balance sheets, with payments recognized as expense on a straight-line basis over the lease term.
Lease liabilities are recognized at the present value of the future lease payments at the lease commencement date. The present value of future lease payments is determined by using the implicit interest rate in the lease, if readily determinable, otherwise, the Company estimates its incremental borrowing rate at the inception of the lease to discount lease payments. The incremental borrowing rate reflects the estimated interest rate that the Company would have to pay to borrow on a collateralized basis an amount equal to the lease payments in a similar economic environment over a similar term. ROU assets are determined based on the corresponding lease liability adjusted for any lease payments made at or before commencement, initial direct costs, and lease incentives. The ROU asset also includes impairment charges if the Company determines the ROU asset is impaired. Lease expenses are recognized,

KINETA, INC.

Notes to Consolidated Financial Statements
and the ROU assets are amortized on a straight-line basis over the lease term. The Company has elected to not separate lease and non-lease components for its leased assets and accounts for all lease and non-lease components of its agreements as a single lease component. Variable costs are not included in the measurement of ROU assets and lease liabilities, which are expensed as incurred.
The Company considers a lease term to be the noncancelable period that it has the right to use the underlying asset, including any periods where it is reasonably assured the Company will exercise the option to extend the contract.
Warrants to Purchase Common Stock
The Company has issued warrants to purchase the Company’s common stock in connection with the execution of certain equity and debt financings and other agreements. The fair value of warrants is determined using the Black-Scholes option-pricing model using assumptions regarding volatility of the Company’s common share price, remaining life of the warrant, and risk-free interest rates. The Company classifies warrants indexed to its common stock and meeting the criteria for equity classification within the consolidated statements of shareholders’ deficit.
Revenue Recognition
License Revenues
The Company enters into license agreements under which it licenses certain intellectual property rights to its product candidates to third parties. The terms of these arrangements typically include payment to the Company of one or more of the following: nonrefundable upfront fees, payment for research and development services provided by the Company under approved work plans, development, regulatory and commercial milestone payments, and sales-based milestones and royalties on net sales of licensed products. Each of these payments results in license revenues, except for revenues from royalties, which are classified as other revenues.
In determining the appropriate amount of revenue to be recognized as the Company fulfills its obligations under each of its agreements, the Company performs the following five steps: (i) identification of the contract(s) with a customer, (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract, (iii) measurement of the transaction price, including the constraint on any variable consideration, (iv) allocation of the transaction price to the performance obligations in the contract, and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.
As part of the accounting for arrangements containing multiple performance obligations, the Company develops assumptions that require judgment to determine the stand-alone selling price for each performance obligation identified in the contract. The Company uses key assumptions to determine the stand-alone selling price, which may include forecasted revenues, development timelines, reimbursement rates for personnel costs, discount rates and probabilities of technical and regulatory success. The Company expects to recognize revenue for variable consideration being constrained when it is probable that a significant revenue reversal will not occur. For performance obligations satisfied over time, the Company estimates the efforts needed to complete the performance obligation and recognizes revenue by measuring the progress towards complete satisfaction of the performance obligation using an input measure.
For arrangements that include development and regulatory milestones, the Company evaluates whether the milestones are considered probable of being reached and estimates the amount to be included in the transaction price using the most likely amount method. If it is probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within the Company’s control or the licensee’s control, such as regulatory approvals, are generally not considered probable of being achieved until those approvals are received.
For arrangements that include sales-based royalties, including commercial milestone payments based on pre-specified level of sales, the Company recognizes revenue at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied. Achievement of these royalties and commercial milestones may solely depend upon the performance of the licensee.
Upfront payments are recorded as deferred revenue upon receipt or when due and may require deferral of revenue recognition to a future period until the Company performs its obligations under these arrangements. Amounts are

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Notes to Consolidated Financial Statements
recorded as accounts receivable when the Company’s right to consideration is unconditional. The Company does not assess whether a contract has a significant financing component if the expectation at contract inception is such that the period between payment by the customer and the transfer of the promised goods or services to the customer will be one year or less.
Grant Revenues
Grants received, including cost reimbursement agreements, are assessed to determine if the agreement should be accounted for as an exchange transaction or a contribution. An agreement is accounted for as a contribution if the resource provider does not receive commensurate value in return for the assets transferred. Contributions are recognized as grant revenue when all donor-imposed conditions have been met.
Research and Development Expenses
Research and development costs are expensed as incurred. Research and development costs consist of salaries, benefits, and other personnel related costs, including stock-based compensation, fees paid to other entities to conduct certain research and development activities on the Company’s behalf, materials for preclinical studies, clinical studies and laboratory supplies, licensing agreements and associated costs as well as allocated facility and allocated expenses for rent, insurance and other related costs. Nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities are deferred and capitalized as prepaid expenses until the related goods are delivered or services are performed.
Accrued Research and Development Expenses
The Company records accrued expenses for estimated costs of its research and development activities conducted by third-party service providers, such as contract research organizations, contract manufacturing and other vendors, which include the conduct of preclinical studies, clinical trials and contract manufacturing activities. The Company records the estimated costs of research and development activities based upon the estimated amount of services provided but not yet invoiced and includes these costs in accrued expenses and other current liabilities in the consolidated balance sheets and within research and development expenses in the consolidated statements of operations. The Company records accrued expenses for these costs based on the estimated amount of work completed and in accordance with agreements established with these third parties, according to the progress of preclinical studies, clinical trials or related activities, and discussions with applicable personnel and service providers as to the progress or state of consummation of goods and services.
The Company makes significant judgments and estimates in determining the accrued balance as of each reporting period. As actual costs become known, the Company adjusts its accrued estimates based on the facts and circumstances known at that time. The Company’s accrued research and development expenses are dependent, in part, upon the receipt of timely and accurate reporting from its third-party service providers. To date, there have been no material differences from the Company’s accrued expenses to its actual expenses.
Stock-Based Compensation
The Company measures stock-based compensation related to stock-based awards granted to employees, non-employees and directors based on the estimated grant-date fair value of the awards and recognizes the related expense on a straight-line basis over the requisite service period (generally the vesting period). The Company uses the Black-Scholes option-pricing model to estimate the fair value of its stock-options. The fair value of restricted stock units (RSUs) is estimated based on the fair value of the Company’s common stock at the grant date. For restricted stock units with performance vesting conditions, the Company evaluates the probability of achieving the performance condition at each reporting date and recognizes expense for such performance awards over the requisite service period using the accelerated attribution method. Forfeitures are recorded as incurred.
The Black-Scholes option pricing model requires the Company to make assumptions and judgments about the inputs used in the calculations as follows:

KINETA, INC.

Notes to Consolidated Financial Statements
Expected Term – The Company’s expected term represents the period that the stock-based awards are expected to be outstanding and is determined using the simplified method (based on the mid-point between the vesting date and the end of the contractual term) for employee options.
Expected Volatility – Since the Company is privately held and does not have any trading history for its common stock, the expected volatility is estimated based on the average volatility for comparable publicly traded biotechnology companies over a period equal to the expected term of the stock option grants. The comparable companies were chosen based on their similar size, or stage in the product development life cycle.
Risk-Free Interest Rate – The risk-free interest rate is based on the U.S. Treasury zero coupon issues in effect at the time of grant for periods corresponding with the expected term of option.
Expected Dividend – The Company has never paid dividends on its common stock and has no plans to pay dividends on its common stock. Therefore, it uses an expected dividend yield of zero.
Income Taxes
Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts or existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period of enactment. The Company records a valuation allowance to reduce deferred tax assets to an amount expected to be realized.
The Company recognizes the tax benefit from an uncertain tax position if it is more likely than not that the tax position will be sustained upon examination by the tax authorities, based on the merits of the position. The Company’s policy is to recognize interest and penalties related to the underpayment of income taxes as a component of income tax expense or benefit. To date, there have been no interest or penalties charged in relation to the unrecognized tax benefits.
Net Loss Per Share
Basic net loss per share is calculated by dividing net loss attributable to Kineta, Inc. by the weighted-average number of shares of common stock outstanding during the period, without consideration for common stock equivalents. Diluted net loss per share is the same as basic net loss per share, since the effects of potentially dilutive securities are antidilutive given the net loss for each period presented. In computing basic net loss per share, nominal issuances of common stock, including warrants to purchase the Company’s common stock with an exercise price of $0.01 per share, are reflected in basic net loss per share for all periods, even if antidilutive.
Comprehensive Loss
Comprehensive loss represents the change in the Company’s shareholders’ deficit from all sources other than investments by or distributions to shareholders. The Company has no items of other comprehensive loss, and as such, net loss is the same as comprehensive loss.
Accounting Pronouncements Recently Adopted
In February 2016, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) No. 2016-02, Leases (ASC 842). ASC 842 requires lessees to recognize all leases, including operating leases, on the balance sheet as a right-of-use asset and lease liability, unless the lease is a short-term lease. The standard is effective for public business entities for fiscal years beginning after December 15, 2018. For all other entities, this standard is effective for fiscal years beginning after December 15, 2021, with early adoption permitted. As a private company, the Company had planned on adopting ASC 842 on January 1, 2022. However, given the Merger Agreement with Yumanity, the Company was required to adopt ASC 842 on January 1, 2019 which is when Yumanity had adopted ASC 842. The Company used the modified retrospective transition method and elected the practical expedients to not

KINETA, INC.

Notes to Consolidated Financial Statements
reassess whether any expired or existing contracts are or contain leases, carry forward its historical lease classification and not reassess initial direct costs for existing leases. Upon adoption of ASC 842 on January 1, 2019, the Company recorded an operating ROU asset of $5.2 million and an operating lease liability of $5.6 million, and derecognized deferred rent of $0.4 million with a corresponding offset to accumulated deficit. The Company’s consolidated statement of shareholders’ deficit includes an opening balance sheet adjustment to accumulated deficit of $22,000 as its previously issued financial statements as of and for the year ended December 31, 2019 are presented under ASC 840, Leases.
The Company adopted ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement (ASU2018-13) on January 1, 2020. This new standard removes certain disclosure requirements related to the fair value hierarchy, modifies existing disclosure requirements related to measurement uncertainty and adds new disclosure requirements. The Company's disclosures with respect to fair value measurements, include the range of significant unobservable inputs used to develop Level 3 fair value measurements. The adoption of this standard did not have a material impact on the consolidated financial statements and related disclosures.
The Company adopted ASU No. 2021-10, Government Assistance (Topic 832) (ASU 2021-10) on January 1, 2021. The Company’s disclosures with respect to government assistance, include the types of assistance, its accounting for the assistance, and the effect of the assistance on its consolidated financial statements. The adoption of this new standard did not have a material impact on its consolidated financial statements and related disclosures.
The Company early adopted ASU No. 2020-06, Debt − Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging−Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity on January 1, 2021. This guidance reduces complexity in applying GAAP to certain financial instruments with characteristics of liability and equity. Consequently, for convertible instruments, the accounting models for instruments with beneficial conversion or cash conversion features was removed and for contracts in an entity's own equity, certain considerations from the settlement guidance were removed. The Company adopted this new standard using the fully retrospective transition method. As part of this adoption, the Company took advantage of the one-time irrevocable election to apply the fair value option to its 2020 convertible notes and 2020 Notes. The adoption resulted in a $0.2 million adjustment to the opening balance of accumulated deficit in the first comparative period presented, or January 1, 2020.
Recent Accounting Pronouncements Not Yet Adopted
In May 2021, the FASB issued ASU No. 2021-04, Earnings Per Share (Topic 260), Debt—Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options. The new guidance clarifies whether an issuer should account for a modification or an exchange of a freestanding equity-classified written call option that remains equity classified after modification or exchange as an adjustment to equity and, if so, the related earnings per share (EPS) effects, if any, or an expense and, if so, the manner and pattern of recognition. The Company is required to adopt this standard as of January 1, 2022 and the amendments apply prospectively to modifications or exchanges occurring on or after the effective date of the amendments. The adoption of this new standard did not have a material impact on the Company’s consolidated financial statements.
3.	Fair Value Measurements
The carrying amounts of the Company’s financial instruments, including cash, restricted cash, accounts payable, accrued expenses and other current liabilities, approximate fair value due to the short-term nature of those instruments.
2020 Notes Payable
The Company elected the fair value option to account for certain convertible notes payable and notes payable, referred to as the 2020 convertible notes and 2020 notes (see Note 5), respectively, and collectively the 2020 notes payable.

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Notes to Consolidated Financial Statements
2020 Convertible Notes
The 2020 convertible notes were valued using a scenario-based analysis and a discounted cash flow model. Two primary scenarios were considered: the qualified financing scenario and the repayment scenario. The value of the 2020 convertible notes under each scenario was probability weighted to arrive at the estimated fair value for the notes. The qualified financing scenario considers the value impact of conversion at the stated discount to the issue price if the Company completes a qualifying financing event before the maturity date. The repayment scenario considers payment of principal at the contractual maturity dates.
The significant unobservable inputs used in the fair value measurement of the 2020 convertible notes for the year ended December 31, 2021 were as follows: discount rate ranging from 11.3% to 11.7%, timing of the qualified financing ranging from 0.75 years to 1.75 years, timing of the repayment scenarios based on contractual maturity dates ranging from 0.75 years to 2.25 years, probability of a qualified financing of 80% and probability of repayment of 20%, which resulted in a fair value of the 2020 convertible notes ranging from $15.2 million to $16.2 million. The significant unobservable inputs used in the fair value measurement of the 2020 convertible notes for the year ended December 31, 2020 were as follows: discount rate ranging from 11.7% to 15.1%, timing of the qualified financing ranging from 1.75 years to 2.0 years and timing of the repayment scenarios based on contractual maturity dates from 1.75 years to 2.25 years, probability of a qualified financing of 80% and probability of repayment of 20%, which resulted in a fair value of the 2020 convertible notes ranging from $15.2 million to $16.6 million.
2020 Notes
The 2020 notes were valued using a discounted cash flow model based on the contractual payment dates, a discount rate and the contractual maturity date. The significant unobservable inputs used in the fair value measurement of the 2020 notes for the year ended December 31, 2021 were as follows: discount rate ranging from 11.3% to 11.7% and contractual payment dates ranging from 0.1 years to 2.4 years, which resulted in a fair value of the 2020 notes ranging from $1.6 million to $2.9 million. The significant unobservable inputs used in the fair value measurement of the 2020 notes for the year ended December 31, 2020 were as follows: discount rate ranging from 11.7% to 15.1% and contractual payment dates ranging from 1.1 years to 2.4 years, which resulted in a fair value of the 2020 notes ranging from $2.9 million to $3.0 million.
The following table provides a summary of the changes in the fair value of the Company’s 2020 notes payable measured using Level 3 inputs:
	December 31,
	2021	2020
	(in thousands)
Balance at beginning of period	$18,102	$19,618
Change in fair value of 2020 notes	1,142	(748)
Partial settlement of 2020 notes	(1,414)	(768)
Balance at end of period	$17,830	$ 18,102
4.	Balance Sheet Components
Property and Equipment, Net
Property and equipment, net consisted of the following:
	December 31,
	2021	2020
	(in thousands)
Laboratory equipment	$1,058	$1,031
Computer and software	68	68
Leasehold improvements	14	14
Total property and equipment	1,140	1,113
Less: accumulated depreciation and amortization	951	872

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Notes to Consolidated Financial Statements
	December 31,
	2021	2020
	(in thousands)
Total property and equipment, net	$189	$241
Depreciation and amortization expense was $0.1 million for the years ended December 31, 2021 and 2020. The Company has acquired certain laboratory equipment under agreements that are classified as finance leases. The carrying value of the equipment under finance leases included in the balance sheet as property and equipment was $0.1 million as of December 31, 2021 and 2020, net of accumulated depreciation.
Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities consisted of the following:
	December 31,
	2021	2020
	(in thousands)
Compensation and benefits	$790	$939
Accrued clinical trial and preclinical costs	641	33
Accrued interest	280	86
Professional services	99	66
Other	32	41
Total accrued expense and other current liabilities	$1,842	$1,165
5.	Notes Payable
Notes payable outstanding consisted of the following:
	December 31,
	2021		2020
	Principal	Fair Value	Principal	Fair Value
	(in thousands)
Convertible notes payable:
2020 convertible notes	$13,800	$16,244	$13,800	$15,241
Notes payable:
2020 notes	1,550	1,586	2,950	2,861
Other notes payable	1,460	1,460	2,567	2,567
Small Business Administration loan	150	150	150	150
Paycheck protection program loan	—	—	890	890
Total notes payable	$16,960	19,440	$20,357	21,709
Less: current portion		(9,996)		—
Notes payable, net of current portion		$9,444		$21,709
The Company elected the fair value option for the 2020 convertible notes and 2020 notes (see Note 3) as part of its early adoption of ASU No. 2020-06, where the Company took advantage of the one-time irrevocable election to apply the fair value option using the fully retrospective transition method to its 2020 convertible notes and 2020 Notes that were previously accounted for at amortized cost. The other notes payable approximate their fair value because interest rates are at prevailing market rates and the short-term nature of the remaining obligations.

KINETA, INC.

Notes to Consolidated Financial Statements
Expected future minimum principal payments under the Company’s notes payables as of December 31, 2021 were as follows:
	Convertible Notes Payable	Notes Payable	Total
	(in thousands)
Years
2022	$6,900	$1,856	$8,756
2023	6,900	775	7,675
2024	—	379	379
2025	—	—	—
2026	—	3	3
Thereafter	—	147	147
Total notes payable	$ 13,800	$3,160	$ 16,960
Less: current portion	(6,900)	(1,856)	(8,756)
Notes payable, net of current portion	$6,900	$1,304	$8,204
2020 Convertible Notes
In October 2020, the Company refinanced certain convertible notes payable or the 2020 convertible notes, with an aggregate principal amount of $13.8 million with various investors that are related parties (see Note 15). The interest rate was reduced on the 2020 convertible notes from 16.0% to 6.0% from October 2020 to until the earlier of (i) the Company raises at least $25.0 million in a single transaction or series of transactions after October 2020 and (ii) the original maturity date of December 31, 2021, after which the interest rate increases to 16.0%. The outstanding principal is due upon demand of the majority of the lenders with respect to (i) 50% on or after nine months after the original maturity date, September 30, 2022, and (ii) 50% on or after fifteen months after the original maturity date, March 31, 2023. The Company may prepay the 2020 convertible notes at any time without penalty. Upon default the lenders may apply a default interest rate of 20% and accelerate all amounts due upon bankruptcy. Repayment of the principal amount is required on a pro rata basis should the Company receive excess proceeds from (i) commercial revenues exceeding $3.0 million in any 12-month period and (ii) the Company receives any funding proceeds from a capital financing transaction. The holders may at any time convert the 2020 convertible notes into shares of the Company’s non-voting common stock at a conversion price equal to 85% of the then-fair value of non-voting common stock but not less than $0.50 per share.
In October 2020, the Company also issued freestanding warrants to purchase 891,000 shares of non-voting common stock at an exercise price of $0.01 per share in connection with the refinancing to compensate the lenders that are related parties (see Note 15) for the reduction in interest rate that was recorded as interest expense because the warrants were issued in lieu of interest expense and under the fair value option, all costs are expensed as incurred. The warrants were valued using the Black-Scholes option pricing model based on the following assumptions: (i) expected volatility of 105.1%, (ii) expected term of 3.0 years, (iii) interest rate of 0.2%, and (iv) dividend of nil, which resulted in a fair value of $2.0 million. The warrants also met the criteria for equity classification (see Note 8).
In February 2022, the Company repaid principal of $4.0 million to one of its creditors that is a related party (see Note 16).
2020 Notes
In October 2020, the Company refinanced certain notes payable or the 2020 notes, with an aggregate principal amount of $3.0 million with various investors, including one investor that is a related party (see Note 15). The interest rate was reduced on the 2020 notes from 16.0% to 6.0% from October 2020 until the earlier of (i) the Company raises at least $25.0 million in a single transaction or series of transactions after October 2020 and (ii) the original maturity dates (that is, various dates in the first quarter of 2022), after which the interest rate increases to 16.0%. The outstanding principal is due upon demand of the majority of the lenders with respect to (i) 50% on or after nine months after the original maturity date (or on or after various dates in the fourth quarter of 2022) and (ii) 50% on or after fifteen months after the original maturity date (or on or after various dates in the second quarter of 2023). The Company may prepay the 2020 notes at any time without penalty. Upon bankruptcy the lender can accelerate all amounts due immediately.

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Notes to Consolidated Financial Statements
In October 2020, the Company also issued freestanding warrants to purchase 185,000 shares of non-voting common stock at an exercise price of $0.01 per share in connection with the refinancing to compensate the lenders, including one investor that is a related party (see Note 15), for the reduction in interest rate that was recorded as interest expense because the warrants were issued in lieu of interest expense and under the fair value option, all costs are expensed as incurred. The warrants also met the criteria for equity classification (see Note 8).
In June, August and September 2021, outstanding principal and accrued interest under the 2020 notes with a fair value of $1.4 million was settled by issuing 743,000 shares of the Company’s non-voting common stock at fair value (based on a recent valuation) to the holders. The warrants were valued using the Black-Scholes option pricing model based on the following assumptions: (i) expected volatility of 105.1%, (ii) expected term of 3.0 years, (iii) interest rate of 0.2%, and (iv) dividend of nil, which resulted in a fair value of $0.4 million. The warrants also met the criteria for equity classification (see Note 8). As the 2020 notes were valued pursuant to the fair value election, an immaterial gain was recognized upon extinguishment.
Subsequent to December 31, 2021, the Company amended the 2020 notes (see Note 16).
Other Notes Payable
The Company issued several other notes payable in 2019 and early 2020 at a 12.0% interest rate per annum, with the principal amounts due in full at maturity and interest due monthly or quarterly. The other notes payable were due to mature at various dates between December 2020 through early 2022.
The other notes payable were amended in October 2020 to increase the interest rate to 13.0% and extend the maturity date to be on demand by a majority of the holders on or after April 7, 2022, which resulted in a modification of the other notes payable. The Company may prepay the other notes payable at any time without penalty.
In June and July 2021, outstanding principal and accrued interest under the other notes payable of $1.2 million was settled by issuing 617,000 shares of the Company’s non-voting common stock at fair value (based on a recent valuation) to the holders. As the other notes payable approximated to their fair value, no gain or loss was recognized upon extinguishment.
Subsequent to December 31, 2021, the Company amended the terms of the other notes payable (see Note 16).
Small Business Administration Loan
In August 2020, the Company received a U.S. Small Business Administration (SBA) loan of $150,000 at a 3.75% interest rate and maturing in August 2050. Repayments of principal are due monthly beginning in September 2026 and interest is due monthly.
Paycheck Protection Program Loan
In April 2020 and February 2021, the Company received loan proceeds of $0.9 million and $0.8 million, respectively, (the PPP Loans) from a qualified lender under the Paycheck Protection Program established under the CARES Act and guaranteed by the U.S. SBA, which the Company elected to treat as borrowings. The PPP Loans were unsecured and bore a fixed interest rate of 1.0% per annum and were scheduled to mature in April 2022. Forgiveness of the PPP Loans was available for both principal and interest if used for the limited purposes that expressly qualify for forgiveness under U.S. SBA requirements. In May 2021 and October 2021, the Company was notified by its qualified lender that the Company’s forgiveness applications for both the principal and interest were accepted by the SBA. Accordingly, during the year ended December 31, 2021, the Company recognized a $1.7 million gain on debt extinguishment as a component of other (expense) income in its consolidated statement of operations.
6.	Commitments and Contingencies
Leases
Operating Lease
The Company leases office and laboratory premises in Seattle, Washington pursuant to a lease agreement that commenced in April 2011 and expires in July 2024. The agreement requires monthly lease payments, is subject to annual rent escalations during the lease term, and the Company has two five-year options to extend the lease term. In June 2020, the

KINETA, INC.

Notes to Consolidated Financial Statements
Company amended the lease agreement to reduce the leased space for the premises from approximately 22,064 square feet to approximately 14,870 square feet, which was accounted for as a lease modification and partial termination of the lease. The right-of-use asset and lease liability were remeasured at the effective date of the lease modification of July 1, 2020 for the reduction in leased premises, resulting in a decrease of $1.3 million to the right-of-use asset, a decrease of $1.5 million to the lease liability, and a gain on partial termination of the lease of $0.2 million, which is recorded in other (expense) income, net in the consolidated statement of operations for the year ended December 31, 2020.
Under the lease agreement, the Company is required to pay certain operating costs, in addition to rent, such as common area maintenance, taxes, utilities and insurance. Such additional charges are considered variable lease costs and are recognized in the period in which they are incurred. Rent expense for the year ended December 31, 2021 was $0.8 million and variable costs were $0.4 million. Rent expense for the year ended December 31, 2020 was $1.0 million and variable costs were $0.4 million.
The Company’s operating leases include various covenants, indemnities, defaults, termination rights, security deposits and other provisions customary for lease transactions of this nature.
Future undiscounted payments due under the operating lease as of December 31, 2021 were as follows:
Years	(in thousands)
2022	$909
2023	937
2024	561
Total undiscounted lease payments	2,407
Less: Imputed interest	(280)
Operating lease liability	2,127
Less: Operating lease liability, current portion	(737)
Operating lease liability, net of current portion	$1,390
Supplemental information on the Company’s operating leases was as follows:
	Year Ended December 31,
	2021	2020
Cash paid for operating lease agreement (in thousands)	$ 883	$1,063
Weighted-average remaining lease term (in years)	2.6	3.6
Weighted-average incremental borrowing rate	10%	10%
The Company subleases portions of its premises in Seattle to third parties. Under the first sublease agreement, which commenced in December 2017, the Company subleases approximately 1,850 square feet. In October 2020 the sublease expiration date was extended from December 2020 to December 2022. Under the second sublease agreement, which commenced in January 2019 and expired in June 2020, the Company subleased approximately 7,194 square feet. For the years ended December 31, 2021 and 2020, sublease income was $0.1 million and $0.3 million, respectively, and recorded within operating expenses. As of December 31, 2021, the total minimum rentals to be received under the remaining noncancelable sublease was $0.1 million.

KINETA, INC.

Notes to Consolidated Financial Statements
Finance Leases
Future undiscounted payments due under finance lease liabilities as of December 31, 2021 were as follows:
Years	(in thousands)
2022	$40
2023	40
2024	40
2025	22
Total undiscounted lease payments	142
Less: Imputed interest	(22)
Financing lease liabilities	120
Less: Financing lease liabilities, current portion	(30)
Financing lease liabilities, net of current portion	$90
Supplemental information on the Company’s financing leases was as follows (cash paid for finance lease agreements was not material):
	Year Ended December 31,
	2021	2020
Weighted-average remaining lease term (in years)	3.8	4.8
Weighted-average discount rate	9.4%	9.5%
Indemnification
In the ordinary course of business, the Company enters into agreements that may include indemnification provisions. Pursuant to such agreements, the Company may indemnify, hold harmless and defend an indemnified party for losses suffered or incurred by the indemnified party. Some of the provisions will limit losses to those arising from third-party actions. In some cases, the indemnification will continue after the termination of the agreement. The maximum potential amount of future payments the Company could be required to make under these provisions is not determinable. The Company has not incurred material costs to defend lawsuits or settle claims related to these indemnification provisions. The Company has also entered into indemnification agreements with its directors and officers that may require the Company to indemnify its directors and officers against liabilities that may arise by reason of their status or service as directors or officers to the fullest extent permitted by Washington corporate law. The Company currently has directors’ and officers’ insurance.
Other Commitments
The Company has various manufacturing, clinical, research and other contracts with vendors in the conduct of the normal course of its business. Such contracts are generally terminable with advanced written notice and payment for any products or services received by the Company through the effective time of termination and any noncancelable and nonrefundable obligations incurred by the vendor at the effective time of the termination. In the case of terminating a clinical trial agreement at a particular site, the Company would also be obligated to provide continued support for appropriate medical procedures at that site until completion or termination.
7.	Strategic License Agreements
Anti-VISTA Antibody Program License Agreement
In connection with the Company’s research into innovative immuno-oncology drug targets, the Company acquired rights to a group of fully human antibodies from Gigagen, Inc., a wholly owned subsidiary of Grifols, S.A. (Gigagen). Pursuant to a material transfer agreement with Gigagen dated August 2019 (2019 MTA), the Company performed research activities to assess Gigagen’s anti-VISTA antibodies. Under an option and license agreement effective as of August 10, 2020, and as amended in November 2020, the parties agreed to terminate the 2019 MTA and Gigagen

KINETA, INC.

Notes to Consolidated Financial Statements
granted the Company a research license to continue additional evaluation of certain anti-VISTA antibodies. Gigagen also granted the Company an exclusive option to obtain an exclusive license to develop, manufacture and commercialize certain anti-VISTA antibodies during the option term commencing on the effective date and ending on December 31, 2020. The option and license agreement provides for a payment to Gigagen of $0.2 million within 5 days after the effective date. In addition, upon the Company’s exercise of its option during the option term, within 60 days after such date the Company is obligated to, among other things, (i) pay Gigagen an upfront option exercise fee of $0.4 million, and (ii) issue Gigagen non-voting common stock of the Company having an aggregate then-current fair market value of $0.25 million. The Company is also obligated to pay Gigagen (i) development and regulatory milestones up to an aggregate of $20.3 million based on achievement of certain predetermined milestones, (ii) sales milestones up to an aggregate of $8.0 million based on net sales thresholds, and (iii) royalties in the low-single digits on net sales for each licensed product sold by the Company during the term of the agreement.
The Company accounted for the acquisition of rights as an asset acquisition because it did not meet the definition of a business. The Company recorded the upfront payment to Gigagen as research and development expense in the consolidated statements of operations because the acquired rights represented in-process research and development that have no alternative future use. On December 30, 2020 the Company notified Gigagen that it was exercising its option right to obtain an exclusive license and paid the upfront option exercise fee of $0.4 million and issued 114,000 shares of its non-voting common stock at the then-current fair value (based on a recent valuation) to Gigagen pursuant to its obligations under the agreement during the first half of 2021, which were also recorded as research and development expense in the statements of operations. As of December 31, 2021, none of the milestones have been achieved and no royalties were due under the agreement.
Anti-CD27 Agonist Antibody Program License Agreement
In connection with the Company’s research into innovative immuno-oncology drug targets, the Company acquired rights to a group of fully human antibodies from Gigagen directed to CD27. Pursuant to a material transfer agreement with Gigagen dated October 28, 2020, as amended in April 2021 (2020 MTA), the Company performed research activities to assess Gigagen’s anti-CD27 agonist antibodies. Under an option and license agreement effective as of June 9, 2021, the parties agreed to terminate the 2020 MTA and Gigagen granted the Company a research license to continue additional evaluation of certain anti-CD27 agonist antibodies. Gigagen also granted the Company an exclusive option to obtain an exclusive license to develop, manufacture and commercialize certain antibodies targeting CD27 during the option term commencing on the effective date and ending on July 30, 2022. The option and license agreement provides for the Company to pay Gigagen (i) an insignificant exclusivity payment within 60 days after the effective date, and (ii) an insignificant evaluation payment due by March 16, 2022. In addition, upon the Company’s exercise of its option, within 60 days after such option exercise date, the Company is obligated to, among other things, (i) pay Gigagen an upfront option exercise fee of $0.4 million, and (ii) issue Gigagen non-voting common stock of the Company having an aggregate then-current fair market value of $0.25 million. The Company is also obligated to pay Gigagen (i) development and regulatory milestones up to an aggregate of $20.0 million based on achievement of certain predetermined milestones, (ii) sales milestones up to an aggregate of $8.0 million based on net sales thresholds, and (iii) royalties in the low-single digits on net sales for each licensed product sold by the Company during the term of the agreement.
The Company accounted for the acquisition of rights as an asset acquisition because it did not meet the definition of a business. As of December 31, 2021, none of the milestones have been achieved and no royalties were due under the agreement. Subsequent to December 31, 2021, the parties extended the option term (see Note 16).
University of Utah Research Foundation License Agreement
In May 2012, the Company entered into a license agreement with The University of Utah Research Foundation (UURF) for an exclusive license to patent rights to develop, manufacture and commercialize certain compounds for treating pain, as amended in April 2018 and June 2020. Pursuant to the UURF license agreement, as amended, the Company is obligated, among other things, to pay UURF (i) insignificant annual license maintenance fee payments due on the anniversary of the agreement, (ii) development and regulatory milestones up to an aggregate of $0.6 million based on achievement of certain predetermined milestones, and (iii) royalties ranging in the low-single

KINETA, INC.

Notes to Consolidated Financial Statements
digits on net sales of licensed products and licensed methods and on net sales of other products that are not otherwise a licensed product or licensed method sold by the Company during the term of the agreement.
As of December 31, 2021, none of the milestones have been achieved and no royalties were due under the agreement.
Arenavirus Program with Siga Technologies Inc.
In August 2014, the Company entered into an asset purchase agreement with Siga Technologies Inc. (Siga) and acquired certain assets and intellectual property rights to a preclinical Arenavirus research and development program (Arenavirus Assets). Pursuant to the agreement, as amended on December 3, 2021, the Company is obligated, among other things, to pay Siga (i) sales milestones of up to $6.5 million, and (ii) royalties at rates ranging in the low to mid-single digits on net sales of licensed products sold by the Company during the term of the agreement.
As of December 31, 2021, none of the milestones have been achieved and no royalties were due under the agreement.
8.	Shareholders’ Deficit
Warrants to Purchase Common Stock
As of December 31, 2021, the Company has issued and outstanding warrants to purchase shares of the Company’s common stock as follows, which all met the conditions for equity classification (in thousands except per share data):
Year Issued	Expiration Date	Number Outstanding as of December 31, 2020	Issued	Exercised	Expired	Number Outstanding as of December 31, 2021	Range of Exercise Price
2013	April 2023	180	—	—	—	180	$0.70
2016	September 2021	83	—	—	(83)	—	$1.50
2017	March - June 2025	1,071	—	—	—	1,071	$0.01
2017	June - December 2022, and March - June 2025	2,493	—	—	—	2,493	$1.04-$1.60
2018	June - December 2022 and March - June 2025	70	—	(14)	(56)	—	$1.60
2019	January - December 2022	67	—	(3)	—	64	$0.01-$1.85
2019	April 2027	34	—	—	—	34	$0.01
2020	February - October 2023	1,091	—	(31)	—	1,060	$0.01-$1.85
2021	May 2024	—	7	(2)	—	5	$0.01-$2.20
Total number of shares underlying warrants		5,089	7	(50)	(139)	4,907
During the year ended December 31, 2020, the Company issued warrants to purchase its common stock in connection with the sale and issuance of its commons stock, of which 15,000 remain outstanding as of December 31, 2020.
Common Stock
The holders of the Company’s voting common stock are entitled to one vote per share on all matters to be voted on by the shareholders of the Company. All holders, voting and non-voting, of the Company’s common stock are entitled to dividends, if and when declared by the Company’s board of directors.
As of December 31, 2021, out of the total number of shares of common stock issued and outstanding, 23,003,000 shares were voting common stock and 44,670,000 shares were non-voting common stock.

KINETA, INC.

Notes to Consolidated Financial Statements
Common stock reserved for future issuance consisted of the following:
December 31, 2021
(in thousands)
Shares reserved for stock options and restricted stock units to purchase common stock under equity incentive plans	12,296
Shares reserved for future issuance of equity awards	1,967
Shares reserved for exercise of warrants	4,907
Shares reserved for conversion of convertible notes	8,590
Total	27,760
During the year ended December 31, 2021, the Company issued 9,396,000 shares of its common stock to certain institutional and individual investors, raising proceeds of $16.7 million.
During the year ended December 31, 2020, the Company issued 1,712,000 shares of its common stock to certain individual investors, raising proceeds of $3.5 million.
9. Grant Agreements
National Institutes of Health
The Company has been awarded several grants from the National Health Institutes (NIH), a federal medical research agency supporting scientific studies. The Company was awarded grants from the NIH to support the Company’s research studies for arenavirus hemorrhagic fever of $1.1 million and $1.2 million, respectively, for the budget period January 2021 to December 2021 and January 2020 to December 2020, respectively. In March 2020, the Company was awarded a grant from the NIH to support the Company’s research studies for cancer immune-therapies of $0.8 million for the budget period April 2020 to March 2021. These grants were awarded based on budgeted direct and indirect costs for each study. The funds may only be used for the budgeted costs as allowable under certain government regulations and NIH’s policy and compliance requirements, subject to government audit.
Payments received in advance that are related to future research activities are deferred and recognized as revenue as the research and development activities are performed. The Company recognized grant revenue from federal agencies of $1.2 million and $2.2 million for the years ended December 31, 2021 and 2020, respectively.
The Wellcome Trust
In April 2016, the Company entered into a collaborative research and development agreement with The Wellcome Trust Limited (Wellcome), a charitable foundation focused on health research based in London, in the United Kingdom, to advance the drug LHF-535, a therapeutic for Lassa fever, from preclinical development into Phase 1 clinical trials. Under the agreement, as amended, the Company was eligible to receive grant funds up to $9.0 million to the extent that it incurred the related research and development expenses between the project start date in May 2016 and the end date in April 2020. The parties also agreed to a profit split based on the net profits on any Lassa fever-directed product in relation to each party’s investment contribution to the program.
In April 2020, the Company completed the study and is planning for a Phase 2 clinical trial in Lassa infected patients in Africa. However, as of the date these consolidated financial statements were issued, Wellcome has not made a determination about additional funding for the study. The timing of this trial may be affected by access to additional funding resources, political instability, regulatory constraints and the seasonality and severity of Lassa fever in endemic regions.
The Company did not recognize any grant revenue from Wellcome during the year ended December 31, 2021 and recognized $0.1 million during the year ended December 31, 2020.

KINETA, INC.

Notes to Consolidated Financial Statements
10.	Licensing Revenue Agreements
The following table shows the activity for the Company’s licensing revenue agreements and deferred revenue:
	December 31,
	2021	2020
	(in thousands)
Balance as of beginning of period	$8,924	$4,684
Increases for payments received	—	12,427
Decrease for provision of research services	(7,883)	(8,187)

Balance as of end of period	$1,041	$8,924
Genentech, Inc.
In April 2018, the Company entered into an exclusive option and license agreement with Genentech to develop the Company’s α9/α10 nicotinic acetylcholine receptor (nAChR) antagonists for the treatment of chronic pain. The terms of the agreement, as amended in November 2019 and October 2020, incorporates a collaborative research program, which includes an initial research plan, investigational new drug (IND) filing activities, and Phase I clinical trial development plan. The Company was primarily responsible for performing development activities under the initial research plan and each party agreed to bear its own costs. Genentech has an option to license the Company’s intellectual property, including assets developed during the collaboration research program. The option period commences on the effective date of the agreement, April 2018, and expires (i) three months after the Company delivers to Genentech the IND filing package for a product incorporating the first molecule; or (ii) if an additional extension payment is provided, four months after the Company delivers to Genentech the Phase I data package for such product. If Genentech exercises the option, Genentech will be responsible for further development and commercialization. As of December 31, 2021, pursuant to the agreement, the Company has received from Genentech $10.4 million in upfront non-refundable payments prior to 2020 and an $11.0 million additional extension payment in 2020. The Company is also eligible to receive payments of up to a total of $24.0 million upon the exercise of Genentech’s option, an interim research study milestone of $3.5 million and development and regulatory milestone payments of up to $103.5 million and product launch and sales milestones of up to $224.5 million, based on achievement of certain predetermined milestones, and royalty payments ranging from the low-single to low-double digits on net sales of certain products.
The Company identified one performance obligation at inception of the contract consisting of the license granted to Genentech, combined with the related research services for delivery of an IND filing package. The transaction price was determined to be $10.4 million, which consisted of the upfront payments related to the single combined performance obligation and revenue was recognized over the research term, using a cost-based input method. As of June 2020, the performance obligation was satisfied and the $10.4 million transaction price fully recognized. The additional extension payment was made in the fourth quarter of 2020, and the transaction price of $11.0 million related to the obligation to provide research services for delivery of a Phase I data package, is being recognized over the expected research term of 2 years, using a cost-based input method. Additionally, all potential future milestones payments continue to be constrained because the Company could not conclude it was probable that a significant reversal in the amount recognized would not occur at each reporting period.
The Company recognized license revenue over time of $ 7.9 million and $4.6 million under the agreement with Genentech for the years ended December 31, 2021 and 2020. As of December 31, 2021 and 2020, deferred revenue relates to payments received from Genentech in 2020, which are classified as current because it was expected that the amounts would be recognized within one year from the balance sheet date.
Pfizer Inc.
In December 2018, the Company entered into a research collaboration and license agreement with Pfizer Inc. (Pfizer) to develop immuno-therapies for the treatment of cancer that use small molecule compounds that bind directly to RIG-I proteins (RIG-I- Agonists). Under the agreement, the Company granted Pfizer exclusive licenses to its patent

KINETA, INC.

Notes to Consolidated Financial Statements
rights and know-how related to RIG-I- Agonists for worldwide use. Pursuant to the agreement, the Company received a $15.0 million upfront non-refundable payment and was eligible to receive development and regulatory milestones in aggregate of $205.0 million and commercialization and sales milestones in aggregate of $300.0 million, based on the achievement of predetermined milestones, and royalty payments ranging from the mid-single to low-double digits based on net sales of certain products. In addition, the agreement provided for up to $4.5 million related to research services over a 3-year period provided by Kineta to Pfizer. The Company received $1.4 million from Pfizer for research services in 2020. The Company received notice of termination from Pfizer in July 2020 and the agreement was subsequently terminated in September 2020.
The Company identified two performance obligations consisting of the (i) license granted to Pfizer, combined with the technology transfer and research services over the first year of the contract and (ii) future research services distinct from the license over years two and three of the contract. The transaction price was determined to be $19.5 million at inception, which consisted of the upfront payment and future research services. The transaction price was allocated based on the relative SSP of the two performance obligations. Revenue allocated to the license was recognized over the research period of 1 year and revenue allocated to the future research services was also recognized over time, both based on a cost input method. Additionally, all potential future milestone payments were constrained because the Company could not conclude it was probable that a significant reversal in the amount recognized would not occur at each reporting period.
The Company recognized license revenue over time of $3.6 million under the agreement with Pfizer for the year ended December 31, 2020 prior to its termination.
11.	Stock-Based Compensation
2008 Equity Incentive Plan
The Company’s 2008 Equity Incentive Plan (the 2008 Plan) provided for the grant of incentive stock options, non-statutory stock options, restricted stock awards and restricted stock units to employees and non-employee service providers of the Company. Under the 2008 Plan, the exercise price of stock options granted were at 100% of the estimated fair market value of the Company’s common stock on the date of grant and the contractual term of stock options granted were between five and ten years. Options become vested and, if applicable, exercisable based on terms determined by the Company’s board of directors or other plan administrator on the date of grant, which is continued employment or service as defined in each option agreement.
In 2018, the 2008 Plan expired and only stock options granted prior to the 2008 Plan expiration remain outstanding as of December 31, 2021.
2010 Equity Incentive Plan
The Company’s 2010 Equity Incentive Plan (the 2010 Plan) provided for the grant of incentive stock option, non-statutory stock options, stock appreciation rights, restricted stock awards and restricted stock unit awards to employees and non-employee service providers of the Company. Under the 2010 Plan, the exercise price of stock options granted were at 100% of the estimated fair market value of the Company’s common stock on the date of grant and the contractual term of stock options granted did not exceed ten years. Options become vested and, if applicable, exercisable based on terms determined by the Company’s board of directors or other plan administrator on the date of grant, which is continued employment or service as defined in each option agreement. Stock appreciation rights (SARs) provide a participant with the right to receive the aggregate appreciation in stock price over the market price of the Company’s common stock at the date of grant, payable in cash. The rights granted have varying vesting terms, including SARs that vest immediately on the grant date and upon satisfaction of the service-based requirement, typically three to five years. The maximum fair value is limited to four times the exercise price.
In February 2020, the 2010 Plan expired and only stock options and SARs granted prior to the expiration remain outstanding as of December 31, 2021. As of December 31, 2021 and 2020, there were 67,500 and 135,000 SARs outstanding, respectively, with a SARs liability of $28,000 and $58,000, respectively.

KINETA, INC.

Notes to Consolidated Financial Statements
2020 Equity Incentive Plan
The Company’s 2020 Equity Incentive Plan (the 2020 Plan) authorizes the grant of equity awards for up to 3,000,000 shares of the Company’s voting common stock and 3,000,000 of the Company’s non-voting common stock.
The 2020 Plan provides for the grant of incentive stock options, non-statutory stock options and restricted stock to employees and non-employee service providers. Under the 2020 Plan, the contractual term of stock options shall not exceed ten years and the exercise price of stock options granted shall not be less than 100% of the estimated fair market value of the Company’s common stock on the date of grant. However, provided that, the exercise price of incentive stock options granted to a 10% stockholder shall not be less than 110% of the fair market value of the common stock on the date of grant and the contractual term shall not exceed ten years. Options become vested and, if applicable, exercisable based on terms determined by the Company’s board of directors or other plan administrator on the date of grant, which is continued employment or service as defined in each option agreement. Restricted stock has varying vesting terms that vest immediately on the grant date or upon satisfaction of the service-based requirement, typically four years or the performance-based requirement. The Company has a repurchase right exercisable upon termination of continuous service with respect to restricted stock for any shares that are issued and unvested.
The 2008 Plan, 2010 Plan and 2020 Plan are collectively referred to as the Plans. As of December 31, 2021, 1,967,000 shares remained available for issuance for future grants.
Stock Option Activity
The following table summarizes stock option activity under the Plans:
	Outstanding Stock Options	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
	(in thousands, except per share amounts and years)
Outstanding as of December 31, 2020	9,600	$ 1.33	5.5	$ 8,352
Granted	1,910	1.84
Exercised	(813)	0.50
Canceled and forfeited	(114)	1.65
Expired	(360)	0.70
Outstanding as of December 31, 2021	10,223	$ 1.51	5.8	$ 4,100
Exercisable as of December 31, 2021	7,716	$ 1.39	5.0	$ 3,948
The aggregate intrinsic value of stock options outstanding vested and exercisable is calculated as the difference between the exercise price of the underlying stock options, and the fair value of the Company’s common stock, as determined by the Company’s board of directors.
The weighted-average grant-date fair value per share of stock options granted during the years ended December 31, 2021 and 2020 was $1.25 and $1.42 per share, respectively. The total grant-date fair value of options that vested during the years ended December 31, 2021 and 2020 was $1.5 million and $0.9 million, respectively. The total intrinsic value of options exercised during the years ended December 31, 2021 and 2021 was $1.4 million and nil, respectively.
Nonrecourse Promissory Notes for Stock Options Exercised
In March 2021, an employee exercised 813,000 vested stock options and entered into a nonrecourse promissory note in the amount of $0.4 million with the Company. The promissory note provides for a fixed interest rate of 2.0% and payment is required upon the earlier of (i) the sale of the Company, (ii) the borrower’s sale of any of the shares, (iii) five years from the date the promissory note agreement was executed, and (iv) material breach by borrower of any written agreements with the Company, including but not limited to the employment agreement and Company policies. Payment may also be triggered in other specified circumstances. The promissory note remains outstanding as of December 31, 2021.

KINETA, INC.

Notes to Consolidated Financial Statements
Fair Value of Stock Options
The fair value of stock options granted for employee and non-employee awards was estimated at the grant date using the Black-Scholes option pricing model based on the following assumptions:
	Year Ended December 31,
	2021	2020
Expected volatility	89.2% - 91.5%	81.6% - 91.2%
Expected term (years)	3.0 - 6.2 years	6.0 - 7.0 years
Risk-free interest rate	0.3% - 1.1%	0.5% - 1.5%
Expected dividend yield	0%	0%
Restricted Stock
The Company has granted RSUs under its Plans with both service-based and performance-based vesting conditions. All of the Company’s RSUs with performance conditions vest based on meeting certain liquidity events that are not probable until such event occurs and therefore no expense had been recognized for these RSUs with performance-based vesting conditions. During the year ended December 31, 2021, the Company granted 2,073,000 shares of RSUs, which all related to RSUs with performance conditions that vest based on meeting certain liquidity events, with a grant-date fair value of $3.9 million. During the year ended December 31, 2020, the Company granted an immaterial number of shares of RSUs, which all related to RSUs with service vesting conditions.
The following table summarizes the Company’s restricted stock activity consisting of RSUs:
	Number of Restricted Stock (RSUs)	Weighted- Average Grant Date Fair Value Per Share
	(in thousands, except per share amounts)
Outstanding and unvested as of December 31, 2020	7	$1.59
Granted/issued	2,073	1.85
Vested/released	(6)	1.59
Cancelled/ forfeited	(1)	1.59
Outstanding and unvested as of December 31, 2021	2,073	$1.85
Stock-Based Compensation
The following table summarizes total stock-based compensation included in the Company’s consolidated statements of operations:
	Year Ended December 31,
	2021	2020
	(in thousands)
Research and development	$1,307	$669
General and administrative	547	385
Total stock-based compensation	$1,854	$1,054
As of December 31, 2021, there was $2.3 million of unrecognized stock-based compensation related to stock options outstanding, which is expected to be recognized over a weighted-average remaining service period of 1.9 years.

KINETA, INC.

Notes to Consolidated Financial Statements
12.	Income Taxes
The Company had no income tax expense for the years ended December 31, 2021 and 2020 due to its history of operating losses.
The components of income tax expense (benefit) are as follows:
	Year Ended December 31,
	2021	2020
	(in thousands)
Deferred	(2,326)	(1,565)
Change in valuation allowance	2,326	1,565
Total	—	—
A reconciliation of the Company’s federal income tax rate and effective income tax rate is as follows:
	Year Ended December 31,
	2021	2020
Federal income taxes	21.0%	21.0%
Research and development tax credits	0.9	2.3
Change in valuation allowance	(19.7)	(21.9)
Debt fair value adjustment	(2.0)	(4.8)
Partnership income attributable to non-controlling interest	—	2.8
Other, net	(0.2)	0.6
Effective income tax rate	—	—
Deferred tax assets and liabilities reflect the net tax effects of net operating loss and tax credit carryforwards and temporary differences between the carrying amount of assets and liabilities for financial reporting and the amounts used for tax purposes. Significant components of the Company’s deferred tax assets and liabilities are summarized as follows:
	December 31,
	2021	2020
	(in thousands)
Deferred tax assets:
Net operating losses	$12,362	$10,252
Capital loss carryforward	316	316
Accrued expenses	70	143
Research and development credits	1,889	1,780
Operating lease liability	472	607
Stock-based compensation	914	813
Total deferred tax assets	16,023	13,911
Less: valuation allowance	(14,146)	(11,820)
Total deferred tax assets less valuation allowance	1,877	2,091
Deferred tax liabilities:
Partnership basis deferred	(1,413)	(1,497)
Right-of-use asset	(419)	(544)
Fixed assets	(45)	(50)
Total deferred tax liabilities	(1,877)	(2,091)
Net deferred tax assets	$—	$—
The Company determines its valuation allowance on deferred tax assets by considering both positive and negative evidence in order to ascertain whether it is more likely than not that deferred tax assets will be realized. Realization of deferred tax assets is dependent upon the generation of future taxable income, if any, the timing and amount of which are uncertain. Due to the Company’s recent history of operating losses, the Company believes that recognition of the deferred tax assets arising from the above-mentioned future tax benefits is currently not likely to be realized

KINETA, INC.

Notes to Consolidated Financial Statements
and, accordingly, has provided a valuation allowance on its deferred tax assets. The valuation allowance increased by $2.3 million and $1.6 million for the years ended December 31, 2021 and 2020, respectively, primarily due to the increase in the Company’s net operating losses (NOL) during the periods.
As of December 31, 2021, the Company has federal net operating loss carryforwards of approximately $59.0 million of which approximately $30.0 million begins to expire in 2027. The remaining balance can be carried forward indefinitely with utilization limited to 80% of future taxable income. The Company has general business credit carryforwards of $2.5 million as of December 31, 2021, which will begin to expire in 2028. Current tax laws impose substantial restrictions on the utilization of net operating loss and credit carryforwards in the event of an ownership change, as defined by the Internal Revenue Code. Such an event may limit the Company’s ability to utilize its net operating losses and credit carryforwards.
Unrecognized Tax Benefits
The unrecognized tax benefits, if recognized, would not have an impact on the Company’s effective tax rate assuming the Company continues to maintain a full valuation allowance position. As of December 31, 2021, no significant increases or decreases are expected to the Company’s uncertain tax positions within the next twelve months.
	December 31,
	2021	2020
	(in thousands)
Beginning balance of unrecognized tax benefits	$593	$548
Gross increases based on tax positions related to current year	37	45
Ending balance of unrecognized tax benefits	$630	$593
Interest and penalties related to the Company’s unrecognized tax benefits accrued as of December 31, 2021 were not material. The Company does not expect its uncertain tax positions to have material impact on its consolidated financial statements within the next twelve months. All of the unrecognized tax benefits as of December 31, 2021 are accounted for as a reduction in the Company’s deferred tax assets.
The Company files federal income tax returns subject to varying statutes of limitations. The 2018 through 2021 tax years generally remain subject to examination by federal tax authorities.
13.	Net Loss Per Share
The following table summarizes the computation of basic and diluted net loss per share:
	Year Ended December 31,
	2021	2020
	(in thousands, except per share amounts)
Numerator:
Net loss attributable to Kineta, Inc.	$(11,817)	$(8,052)
Denominator:
Weighted-average common shares outstanding, basic and diluted[1]	63,346	56,521
Net loss per share, basic and diluted	$(0.19)	$(0.14)
1Included in the denominator for the years ended December 31, 2021 and 2020, were 2,224,000 and 2,222,000 shares of common stock warrants with an exercise price of $0.01.

KINETA, INC.

Notes to Consolidated Financial Statements
The following outstanding potentially dilutive common stock equivalents were excluded from the computation of diluted net loss per share for the periods presented because including them would have been antidilutive:
	December 31,
	2021	2020
	(in thousands)
Common stock options	10,223	9,600
Unvested restricted stock subject to repurchase	2,073	7
Warrants to purchase common stock	2,683	2,619
Vested restricted stock subject to recall	813	—
Convertible notes, if converted	8,590	8,590
Total	24,382	20,816
14.	Defined Contribution Plan
The Company sponsors a 401(k) Plan whereby all employees are eligible to participate in the 401(k) Plan after meeting certain eligibility requirements. Participants may elect to have a portion of their salary deferred and contributed to the 401(k) plan, subject to certain limitations. For the years ended December 31, 2021 and 2020, the Company provided matching contributions of $0.1 million and $0.1 million, respectively.
15.	Related Party Transactions
2020 Convertible Notes
As of December 31, 2021 and 2020, the Company had a principal balance of $13.8 million outstanding for its 2020 convertible notes with four related parties, one of which is a member of the Company’s board of directors and three of which are affiliated with the Company’s board of directors. In October 2020, 891,000 warrants were issued to these related parties to purchase the Company’s non-voting common stock at an exercise price of $0.01 per share (see Note 5).
2020 Notes
As of December 31, 2021 and 2020, the Company had a principal balance of $0.5 million outstanding for its 2020 notes with a related party, who is a member of the Company’s board of directors. In October 2020, of the total warrants issued to purchase the Company’s non-voting common stock, 32,000 warrants were issued to this related party at an exercise price of $0.01 per share (see Note 5).
16.	Subsequent Events
The Company evaluated subsequent events through the date these consolidated financial statements were issued.
2022 Convertible Note Financings
In February 2022, the Company’s board of directors authorized the issuance of up to $15.0 million in a convertible note financing. Subsequently, on February 22, 2022, a Korean pharmaceutical company invested $2.4 million and on April 26, 2022, a related party invested $2.4 million, pursuant to convertible notes purchase agreements.
The convertible notes purchase agreements provide that the notes issued mature upon demand of the holder at any time 24 months after the date of issuance and pay a 6% interest. Additionally, the notes issued automatically convert into the Company’s non-voting common stock at 85% of the then current share price on the earlier of (i) the date that is 12 months from the date of issuance, or (ii) at a public market event such as an IPO or merger. The notes also allow for optional conversion at any time during the 12-month period after issuance and can be prepaid at any time without penalty. The use of proceeds may be used to repay other debt obligations and for general corporate use.
2020 Convertible Notes Repayment
In February 2022, the Company made a $4.0 million cash payment of principal to one of its creditors that is a related party, as a partial repayment of the 2020 convertible notes (see Note 5).

KINETA, INC.

Notes to Consolidated Financial Statements
Other Notes Payable
In February and April 2022, with respect to the Company’s other notes payable, the Company settled $0.3 million in outstanding principal and accrued interest with 158,000 shares of the Company’s non-voting common stock at the then current fair value.
In June 2022, with respect to the Company’s other notes payable, the Company (i) settled $1.0 million in outstanding principal and accrued interest with 622,000 shares of the Company’s non-voting common stock at a 15% discount to the then current fair value and (ii) the maturity date for the remaining principal balance of $0.4 million was extended to June 30, 2024 and the interest rate was decreased to 6.0% interest.
Extension of Option Term
In August 2022, and effective as of July 2022, the Company and Gigagen executed an amendment to extend the option term end date from July 30, 2022 to December 31, 2022 to allow the Company to exercise its option right to obtain an exclusive license from Gigagen (see Note 7).
2020 Notes
In August 2022, (i) the Company settled $1.4 million in outstanding principal and accrued interest by issuing 857,000 shares of the Company’s non-voting common stock at a 15% discount and (ii) the maturity date for the remaining principal balance of $0.25 million was extended to July 31, 2024 and the interest rate decreased to 6.0% (see Note 5).

KINETA, INC.

Condensed Consolidated Balance Sheets
(in thousands, except par values)
	June 30 2022	December 31 2021
	(Unaudited)
Assets
Current assets:
Cash	$4,468	$11,144
Prepaid expenses and other current assets	1,123	73
Total current assets	5,591	11,217
Property and equipment, net	211	189
Operating right-of-use asset	1,550	1,872
Restricted cash	75	75
Total assets	$7,427	$13,353
Liabilities and Shareholders’ Deficit
Current liabilities:
Accounts payable	$4,123	$732
Accrued expenses and other current liabilities	1,983	1,842
Deferred revenue	74	1,041
Notes payable, current portion (with related parties $5,916 and $8,378 as of June 30, 2022 and December 31, 2021, respectively)	6,437	9,996
Operating lease liability, current portion	789	737
Finance lease liabilities, current portion	38	30
Total current liabilities	13,444	14,378
Notes payable, net of current portion (with related parties $8,521 and $8,378 as of June 30, 2022 and December 31, 2021, respectively)	12,177	9,444
Operating lease liability, net of current portion	981	1,390
Finance lease liabilities, net of current portion	104	90
Total liabilities	26,706	25,302

Commitments and contingencies (Note 6)

Shareholders’ deficit:
Common stock, $0.0001 par value; 250,000 shares authorized as of June 30, 2022 and December 31, 2021; 69,644 and 67,673 shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively	7	7
Additional paid-in capital	79,658	76,135
Accumulated deficit	(99,136)	(88,282)
Total shareholders’ deficit attributable to Kineta, Inc.	(19,471)	(12,140)
Noncontrolling interest	192	191
Total shareholders’ deficit	(19,279)	(11,949)
Total liabilities and shareholders’ deficit	$7,427	$13,353
See the accompanying notes to the condensed consolidated financial statements.

KINETA, INC.

Condensed Consolidated Statements of Operations
(unaudited, in thousands, except per share amounts)
	Six Months Ended, June 30,
	2022	2021

Revenues:
Licensing revenues	$967	$4,291
Grant revenues	299	639
Total revenues	1,266	4,930
Operating expenses:
Research and development	7,902	7,972
General and administrative	3,434	2,412
Total operating expenses	11,336	10,384
Loss from operations	(10,070)	(5,454)
Other (expense) income:
Interest expense (with related parties $901 and $429 for the six months ended June 30, 2022 and 2021, respectively)	(1,140)	(676)
Change in fair value measurement of notes payable	(124)	(553)
Gain on extinguishments of debt, net	495	892
Other (expense) income, net	(14)	(16)
Total other (expense) income, net	(783)	(353)
Net loss	$(10,853)	$(5,807)
Net income (loss) attributable to noncontrolling interest	1	(14)
Net loss attributable to Kineta, Inc.	$(10,854)	$(5,793)
Net loss per share, basic and diluted	$(0.16)	$(0.10)
Weighted-average shares outstanding, basic and diluted	69,276	59,646
See the accompanying notes to the condensed consolidated financial statements.

KINETA, INC.

Condensed Consolidated Statements of Shareholders’ Deficit
(unaudited, in thousands)
	Common Stock		Additional Paid-In Capital Amount	Accumulated Deficit	Total Shareholders’ Deficit Attributable to Kineta	Noncontrolling Interest	Total Shareholders’ Deficit
	Shares	Amount
Balance as of December 31, 2021	67,673	$7	$76,135	$(88,282)	$(12,140)	$191	$(11,949)
Issuance of common stock	531	—	1,003	—	1,003	—	1,003
Issuance of common stock upon extinguishment of notes payable	780	—	1,473	—	1,473	—	1,473
Issuance of common stock upon exercise of warrants	660	—	7	—	7	—	7
Stock-based compensation	—	—	1,040	—	1,040	—	1,040
Net (loss) income	—	—	—	(10,854)	(10,854)	1	(10,853)
Balance as of June 30, 2022	69,644	$7	$79,658	$(99,136)	$(19,471)	$192	$(19,279)
	Common Stock		Additional Paid-In Capital Amount	Accumulated Deficit	Total Shareholders’ Deficit Attributable to Kineta	Noncontrolling Interest	Total Shareholders’ Deficit
	Amount	Shares
Balance as of December 31, 2020	55,934	$6	$54,722	$(76,465)	$(21,737)	$191	$(21,546)
Issuance of common stock	6,465	1	11,565	—	11,566	—	11,566
Issuance of common stock upon extinguishment of notes payable	625	—	1,181	—	1,181	—	1,181
Issuance of common stock to settle obligation	114	—	250	—	250	—	250
Issuance of common stock upon exercise of stock options	813	—	—	—	—	—	—
Issuance of common stock upon exercise of warrants	29	—	23	—	23	—	23
Stock-based compensation	—	—	1,106	—	1,106	—	1,106
Net loss	—	—	—	(5,793)	(5,793)	(14)	(5,807)
Balance as of June 30, 2021	63,980	$7	$68,847	$(82,258)	$(13,404)	$177	$(13,227)
See the accompanying notes to the condensed consolidated financial statements.

KINETA, INC.

Condensed Consolidated Statements of Cash Flows
(unaudited, in thousands)
	Six Months Ended June 30,
	2022	2021
Operating activities:
Net loss	$(10,853)	$(5,807)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	1,040	1,106
Change in fair value of notes payable	124	553
Noncash operating lease expense	321	288
Depreciation and amortization	34	46
Gain on extinguishments of debt, net	(495)	(892)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(1,051)	(174)
Accounts payable	3,391	931
Accrued expenses and other current liabilities	361	232
Operating lease liability	(357)	(311)
Deferred revenue	(967)	(4,291)
Net cash used in operating activities	(8,452)	(8,319)
Investing activities:
Purchases of property and equipment	(15)	—
Net cash used in investing activities	(15)	—
Financing activities:
Proceeds from notes payable	4,800	—
Proceeds from issuance of common stock	1,003	11,566
Proceeds from exercise of warrants	7	23
Repayments of notes payable	(4,000)	—
Proceeds from payroll protection program loan	—	815
Repayments of finance lease liabilities	(19)	(14)
Net cash provided by financing activities	1,791	12,390
Net change in cash and restricted cash	(6,676)	4,071
Cash and restricted cash at beginning of year	11,219	11,545
Cash and restricted cash at end of year	$4,543	$15,616
Components of cash and restricted cash:
Cash	$4,468	$15,541
Restricted cash	75	75
Total cash and restricted cash	$4,543	$15,616
Supplemental disclosure of cash flow information:
Cash paid for interest	$804	$1,058
Supplemental disclosure of noncash financing activities:
Issuance of common stock upon extinguishment of notes payable	$1,473	$1,181
Finance lease liabilities arising from obtaining new right-of-use assets	$41	$27
Issuance of common stock to settle obligation	$—	$250
See the accompanying notes to the condensed consolidated financial statements.

KINETA, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements
1.	Organization and Liquidity
Description of Business
Kineta, Inc. (the Company), was incorporated in the State of Washington in August 2007, and is headquartered in Seattle, Washington.
Kineta, Inc. is a clinical stage biotechnology company focused on developing new innovative therapies in the field of immuno-oncology and cancer. The Company also has drug programs in neurology (chronic pain) and an antiviral drug program in development for arenaviruses such as Lassa fever. Kineta Chronic Pain, LLC (KCP) was formed in November 2011 to develop new innovative therapies for pain management. Kineta Viral Hemorrhagic Fever, LLC (KVHF) was formed in July 2013 to develop a direct acting anti-viral therapy for the treatment of emerging diseases.
As of June 30, 2022 and December 31, 2021, Kineta, Inc. owns a majority interest of the outstanding issued equity of KCP and all of the outstanding issued equity of KVHF.
On June 5, 2022, the Company entered into an Agreement and Plan of Merger (Merger Agreement) with Yumanity Therapeutics, Inc. (Yumanity) whereby a wholly owned subsidiary of Yumanity will be merged with and into the Company (the Merger), with the Company surviving the Merger as a wholly owned subsidiary of Yumanity. Upon the closing of the Merger, Yumanity will be renamed Kineta, Inc. The proposed transaction, which has been approved by the boards of directors of the Company and Yumanity, is subject to approval by the shareholders of Yumanity, satisfaction of the conditions stated in the Merger Agreement, and other customary closing conditions.
Liquidity and Going Concern
The Company has incurred recurring net losses and negative cash flows from operations since inception and, as of June 30, 2022, had an accumulated deficit of $99.1 million. The net loss attributable to the Company was $10.9 million and $5.8 million during the six months ended June 30, 2022 and 2021, respectively. As of June 30, 2022, the Company had cash of $4.5 million. The Company expects to incur additional losses for the foreseeable future. These matters raise substantial doubt about the Company’s ability to continue as a going concern for at least one year after the date these condensed consolidated financial statements were issued.
The Company will need to raise additional capital to support its development activities and continuing operations. The Company intends to raise additional debt and equity financing from its current investors as well as outside potential investors and intends to continue to pursue federal grant funding and may receive milestone payments from its license agreements, or other sources, such as a strategic transaction e.g., the Merger. However, there is no guarantee that any of these financing or opportunities will be executed or realized on acceptable terms, if at all. The Company’s ability to raise additional capital through either the issuance of equity or debt is dependent on a number of factors including, but not limited to, Company prospects, which itself is subject to a number of development and business risks and uncertainties, as well as uncertainty about whether the Company would be able to raise such additional capital at a price or on terms that are acceptable.
Accordingly, the accompanying condensed consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will realize its assets and satisfy its liabilities in the normal course of business. The Company’s inability to obtain additional cash could have a material adverse effect on its ability to further develop its therapies and on its financial position, results of operations and its ability to continue in existence as a going concern within one year after the date these condensed consolidated financial statements were issued. The condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

KINETA, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements
2.	Summary of Significant Accounting Policies
Basis of Presentation and Consolidation
The accompanying condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and applicable rules regarding annual financial reporting. The condensed consolidated financial statements include all accounts of the Company, its majority owned subsidiary KCP, and its wholly owned subsidiary KVFH. All intercompany transactions and balances have been eliminated upon consolidation.
Noncontrolling interest in the accompanying condensed consolidated financial statements represents the proportionate share of equity which is not held by the Company. Net (loss) income of the non-wholly owned condensed consolidated subsidiary is allocated to the Company and the holder(s) of the noncontrolling interests in proportion to their percentage ownership considering any preferences specific to the form of equity of the subsidiaries.
Unaudited Interim Condensed Consolidated Financial Statements
The condensed consolidated balance sheet as of June 30, 2022, and the condensed consolidated statements of operations, statements of shareholders’ deficit and cash flows for the six months ended June 30, 2022 and 2021 and related notes to condensed consolidated financial statements are unaudited. These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the Company’s annual consolidated financial statements and, in the opinion of management, reflect all adjustments (consisting only of normal recurring adjustments) that are necessary for the fair statement of the Company’s consolidated financial position, results of operations and cash flows for the periods presented. The condensed consolidated results of operations for the six months ended June 30, 2022 are not necessarily indicative of the results to be expected for the full year or for any other future annual or interim period. The condensed consolidated balance sheet as of December 31, 2021 included herein was derived from the audited consolidated financial statements as of that date. These interim condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the condensed consolidated financial statements and accompanying notes. These estimates form the basis for judgments the Company makes about the carrying values of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenue and expense during the reporting periods. The Company bases its estimates and judgments on historical experience and on various other assumptions that the Company believes are reasonable under the circumstances. These estimates are based on management’s knowledge about current events and expectations about actions the Company may undertake in the future. These judgments, estimates and assumptions are used for, but not limited to, revenue recognition, accrued research and development expenses, the fair value of notes payable, the fair value of the Company’s common stock, stock-based compensation, and uncertain tax positions and the valuation allowance for net deferred tax assets. Actual results may differ from the Company’s estimates.
Risks and Uncertainties
The Company is subject to certain risks and uncertainties associated with companies at a similar stage of development, including, but not limited to: successfully develop, manufacture, and market any approved therapies and products, obtain regulatory approval from the U.S. Food and Drug Administration or foreign regulatory agencies prior to commercial sales, new technological innovations, dependence on key personnel, protection of intellectual property, compliance with governmental regulations, uncertainty of market acceptance of any approved therapies and products, competition from companies with greater financial and technical resources, and the need to obtain additional financing.

KINETA, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements
COVID-19
While Kineta continues to monitor the impact of the COVID-19 pandemic on its business, the extent of the impact of the pandemic on its business, operations and clinical development timelines and plans remains uncertain. Clinical trial sites in many countries, including those in which the Company operates, have incurred delays due to COVID-19. Certain of the sites in the KCP-506 Phase 1 clinical trial incurred delays due to COVID-19 that resulted in a delay in the results from that study. There continues to be a risk of additional delays to the Company’s clinical programs.
The pandemic has already caused significant disruptions in the financial markets, and may continue to cause such disruptions, which could impact the Company’s ability to raise additional funds to support its operations.
To date, the Company has not incurred impairment losses in the carrying values of its assets as a result of the pandemic and it is not aware of any specific related event or circumstance that would require it to revise its estimates reflected in these condensed consolidated financial statements.
Fair Value of Financial Instruments
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The Company measures fair value by maximizing the use of observable inputs, where available, and minimizing the use of unobservable inputs when measuring fair value. Financial assets and liabilities recorded at fair value in the condensed consolidated balance sheets are categorized in the fair value hierarchy based upon the lowest level of input that is significant to the fair value as follows:
Level 1 — Quoted prices in active markets for identical assets or liabilities.
Level 2 — Observable inputs (other than quoted prices included in Level 1), such as quoted prices in active markets for identical or similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets of liabilities in markets, or other inputs that are observable or can be corroborated by observable market data.
Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities.
To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value of the instrument.
Fair Value Option
The Company has elected the fair value option to account for certain of its notes payable (see Note 5 and Accounting Pronouncements Recently Adopted below). The Company concluded that it was appropriate to apply the fair value option to these certain notes payable because no component of the notes payable were required to be recognized as a component of shareholders’ deficit. The Company recorded these notes payable at their estimated fair value with changes in estimated fair value recorded as a component of other (expense) income in the condensed consolidated statement of operations. Under the fair value option, any direct costs and fees related to the notes payable are expensed as incurred.
Revenue Recognition
License Revenues
The Company enters into license agreements under which it licenses certain intellectual property rights to its product candidates to third parties. The terms of these arrangements typically include payment to the Company of one or more of the following: nonrefundable upfront fees, payment for research and development services provided by the

KINETA, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements
Company under approved work plans, development, regulatory and commercial milestone payments, and sales-based milestones and royalties on net sales of licensed products. Each of these payments results in license revenues, except for revenues from royalties, which are classified as other revenues.
In determining the appropriate amount of revenue to be recognized as the Company fulfills its obligations under each of its agreements, the Company performs the following five steps: (i) identification of the contract(s) with a customer, (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract, (iii) measurement of the transaction price, including the constraint on any variable consideration, (iv) allocation of the transaction price to the performance obligations in the contract, and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.
As part of the accounting for arrangements containing multiple performance obligations, the Company develops assumptions that require judgment to determine the stand-alone selling price for each performance obligation identified in the contract. The Company uses key assumptions to determine the stand-alone selling price, which may include forecasted revenues, development timelines, reimbursement rates for personnel costs, discount rates and probabilities of technical and regulatory success. The Company expects to recognize revenue for variable consideration being constrained when it is probable that a significant revenue reversal will not occur. For performance obligations satisfied over time, the Company estimates the efforts needed to complete the performance obligation and recognizes revenue by measuring the progress towards complete satisfaction of the performance obligation using an input measure.
For arrangements that include development and regulatory milestones, the Company evaluates whether the milestones are considered probable of being reached and estimates the amount to be included in the transaction price using the most likely amount method. If it is probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within the Company’s control or the licensee’s control, such as regulatory approvals, are generally not considered probable of being achieved until those approvals are received.
For arrangements that include sales-based royalties, including commercial milestone payments based on pre-specified level of sales, the Company recognizes revenue at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied. Achievement of these royalties and commercial milestones may solely depend upon the performance of the licensee.
Upfront payments are recorded as deferred revenue upon receipt or when due and may require deferral of revenue recognition to a future period until the Company performs its obligations under these arrangements. Amounts are recorded as accounts receivable when the Company’s right to consideration is unconditional. The Company does not assess whether a contract has a significant financing component if the expectation at contract inception is such that the period between payment by the customer and the transfer of the promised goods or services to the customer will be one year or less.
Accrued Research and Development Expenses
The Company records accrued expenses for estimated costs of its research and development activities conducted by third-party service providers, such as contract research organizations, contract manufacturing and other vendors, which include the conduct of preclinical studies, clinical trials and contract manufacturing activities. The Company records the estimated costs of research and development activities based upon the estimated amount of services provided but not yet invoiced and includes these costs in accrued expenses and other current liabilities in the condensed consolidated balance sheets and within research and development expenses in the condensed consolidated statements of operations. The Company records accrued expenses for these costs based on the estimated amount of work completed and in accordance with agreements established with these third parties, according to the progress of preclinical studies, clinical trials or related activities, and discussions with applicable personnel and service providers as to the progress or state of consummation of goods and services.
The Company makes significant judgments and estimates in determining the accrued balance as of each reporting period. As actual costs become known, the Company adjusts its accrued estimates based on the facts and circumstances known at that time. The Company’s accrued research and development expenses are dependent, in

KINETA, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements
part, upon the receipt of timely and accurate reporting from its third-party service providers. To date, there have been no material differences from the Company’s accrued expenses to its actual expenses.
Stock-Based Compensation
The Company measures stock-based compensation related to stock-based awards granted to employees, non-employees and directors based on the estimated grant-date fair value of the awards and recognizes the related expense on a straight-line basis over the requisite service period (generally the vesting period). The Company uses the Black-Scholes option-pricing model to estimate the fair value of its stock-options. The fair value of restricted stock units (RSUs) is estimated based on the fair value of the Company’s common stock at the grant date. For restricted stock units with performance vesting conditions, the Company evaluates the probability of achieving the performance condition at each reporting date and recognizes expense for such performance awards over the requisite service period using the accelerated attribution method. Forfeitures are recorded as incurred.
Accounting Pronouncements Recently Adopted
The Company adopted Accounting Standard Update (ASU) No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity on January 1, 2021. This guidance reduces complexity in applying GAAP to certain financial instruments with characteristics of liability and equity. Consequently, for convertible debt instruments, the accounting models for instruments with beneficial conversion or cash conversion features was removed and for contracts in an entity’s own equity, certain considerations from the settlement guidance were removed. The Company adopted this new standard using the fully retrospective transition method. As part of this adoption, the Company took advantage of the one-time irrevocable election to apply the fair value option to its 2020 convertible notes and 2020 Notes. The adoption resulted in a $0.2 million adjustment to the opening balance of accumulated deficit on January 1, 2020.
The Company adopted ASU No. 2021-04, Earnings Per Share (Topic 260), Debt—Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options on January 1, 2022. The new guidance clarifies whether an issuer should account for a modification or an exchange of a freestanding equity-classified written call option that remains equity classified after modification or exchange as an adjustment to equity and, if so, the related earnings per share (EPS) effects, if any, or an expense and, if so, the manner and pattern of recognition. The amendments apply prospectively to modifications or exchanges occurring on or after the effective date of the amendments. The adoption of this new standard did not have a material impact on the Company’s condensed consolidated financial statements.
3.	Fair Value Measurements
The carrying amounts of the Company’s financial instruments, including cash, restricted cash, accounts payable, accrued expenses and other current liabilities, approximate fair value due to the short-term nature of those instruments.
2022 & 2020 Notes Payable
The Company elected the fair value option to account for certain convertible notes payable and notes payable, referred to as the 2022 convertible notes, 2020 convertible notes and 2020 notes (see Note 5), respectively, and collectively the 2022 & 2020 notes payable. The 2020 convertible notes and 2020 notes are referred to as the 2020 notes payable.
2022 Convertible Notes
The 2022 convertible notes were valued using a scenario-based analysis and a discounted cash flow model. Two primary scenarios were considered: the qualified financing scenario and the automatic conversion scenario. The value of the 2022 convertible notes under each scenario was probability weighted to arrive at the estimated fair value for the notes. The qualified financing scenario considers the value impact of conversion at the stated discount to the issue price if the Company completes a qualifying financing event before the maturity date. The automatic conversion scenario estimates the timing of such conversion.

KINETA, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements
The significant unobservable inputs used in the fair value measurement of the 2022 convertible notes for the six months ended June 30, 2022 were as follows: discount rate ranging from 33.6% to 39.3%, timing of the qualified financing ranging from 0.25 years to 0.6 years, timing of the automatic conversion scenario ranging from 0.6 years to 1 year, probability of a qualified financing ranging from 80.0% to 90.0% and probability of automatic conversion ranging from 10.0% to 20.0%, which resulted in a fair value range for the 2022 convertible notes of $4.8 million to $5.2 million.
2020 Convertible Notes
The 2020 convertible notes were valued using a scenario-based analysis and a discounted cash flow model. Two primary scenarios were considered: the qualified financing scenario and the repayment scenario. The value of the 2020 convertible notes under each scenario was probability weighted to arrive at the estimated fair value for the notes. The qualified financing scenario considers the value impact of conversion at the stated discount to the issue price if the Company completes a qualifying financing event before the maturity date. The repayment scenario considers payment of principal at the contractual maturity dates.
The significant unobservable inputs used in the fair value measurement of the 2020 convertible notes for the six months ended June 30, 2022 were as follows: discount rate ranging from 11.3% to 18.3%, timing of the qualified financing ranging from 0.25 years to 0.75 years, timing of the repayment scenarios based on contractual maturity dates ranging from 0.25 years to 1.25 year, probability of a qualified financing ranging from 80.0% to 90.0% and probability of repayment ranging from 10.0% to 20.0%, which resulted in a fair value range for the 2020 convertible notes of $11.3 million to $16.2 million. The significant unobservable inputs used in the fair value measurement of the 2020 convertible notes for the year ended December 31, 2021 were as follows: discount rate ranging from 11.3% to 11.7%, timing of the qualified financing ranging from 0.75 years to 1.75 years, timing of the repayment scenarios based on contractual maturity dates ranging from 0.75 years to 2.25 years, probability of a qualified financing of 80% and probability of repayment of 20%, which resulted in a fair value of the 2020 convertible notes ranging from $15.2 million to $16.2 million.
2020 Notes
The 2020 notes were valued using a discounted cash flow model based on the contractual payment dates, a discount rate and the contractual maturity date. The significant unobservable inputs used in the fair value measurement of the 2020 notes for the six months ended June 30, 2022 were as follows: discount rate ranging from 11.3% to 18.3% and contractual payment dates ranging from 0.1 years to 1.4 years, which resulted in a fair value range for the 2020 notes of $1.5 million to $1.6 million. The significant unobservable inputs used in the fair value measurement of the 2020 notes for the year ended December 31, 2021 were as follows: discount rate ranging from 11.3% to 11.7% and contractual payment dates ranging from 0.1 years to 2.4 years, which resulted in a fair value of the 2020 notes ranging from $1.6 million to $2.9 million.
The following table provides a summary of the changes in the fair value of the Company’s 2022 & 2020 notes payable measured using Level 3 inputs:
	June 30,
	2022	2021
	(in thousands)
Balance at beginning of period	$17,830	$18,102
Issuance of 2022 convertible notes	4,800	—
Change in fair value of 2022 & 2020 notes payable	124	553
Partial settlement of 2020 notes payable	(4,669)	(253)
Balance at end of period	$18,085	$18,402

KINETA, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements
4.	Balance Sheet Components
Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities consisted of the following:
	June 30,	December 31,
	2022	2021
	(in thousands)
Compensation and benefits	$862	$790
Accrued interest	615	280
Professional services	419	99
Accrued clinical trial and preclinical costs	59	641
Other	28	32
Total accrued expense and other current liabilities	$1,983	$1,842
5.	Notes Payable
Notes payable outstanding consisted of the following:
	June 30 2022		December 31 2021

	Principal	Fair Value	Principal	Fair Value
	(in thousands)
Convertible notes payable:
2022 convertible notes	$4,800	$5,211	$—	$—
2020 convertible notes	9,800	11,335	13,800	16,244
Notes payable:
2020 notes	1,550	1,539	1,550	1,586
Other notes payable	379	379	1,460	1,460
Small Business Administration loan	150	150	150	150
Total notes payable	$16,679	18,614	$16,960	19,440
Less: current portion		(6,437)		(9,996)
Notes payable, net of current portion		$12,177		$9,444
The Company elected the fair value option for the 2022 convertible notes, 2020 convertible notes and 2020 notes (see Note 3). The other notes payable approximate their fair value because interest rates are at prevailing market rates and the short-term nature of the remaining obligations.
Expected future minimum principal payments under the Company’s notes payables as of June 30, 2022 were as follows:
	Convertible Notes Payable	Notes Payable	Total
	(in thousands)
Years
Remaining of 2022	$4,900	$775	$5,675
2023	4,900	775	5,675
2024	4,800	379	5,179
2025	—	—	—
2026	—	3	3
2027	—	3	3
Thereafter	—	144	144
Total notes payable	$14,600	$2,079	$16,679
Less: current portion	(4,900)	(775)	(5,675)
Notes payable, net of current portion	$9,700	$1,304	$11,004

KINETA, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements
2022 Convertible Note Financings
In February and April 2022, the Company raised $4.8 million in total from two investors, including one investor that was a related party, pursuant to convertible notes purchase agreements (the 2022 convertible notes).
The convertible notes purchase agreements provide that the 2022 convertible notes mature upon demand of the holder at any time 24 months after the date of issuance and pay a 6% interest. Additionally, the 2022 convertible notes automatically convert into the Company’s non-voting common stock at 85% of the then current share price on the earlier of (i) the date that is 12 months from the date of issuance, or (ii) at a public market event such as an IPO or merger. The 2022 convertible notes also allow for optional conversion at any time during the 12-month period after issuance and can be prepaid at any time without penalty. The use of proceeds may be used to repay other debt obligations and for general corporate use.
2020 Convertible Notes
In October 2020, the Company refinanced certain convertible notes payable or the 2020 convertible notes, with an aggregate principal amount of $13.8 million with various investors that are related parties (see Note 13), which was accounted for as a modification and continues to qualify for the fair value election after the refinancing. The interest rate was reduced on the 2020 convertible notes from 16.0% to 6.0% from October 2020 to until the earlier of (i) the Company raises at least $25.0 million in a single transaction or series of transactions after October 2020 and (ii) the original maturity date of December 31, 2021, after which the interest rate increases 16.0%. The outstanding principal is due upon demand of the majority of the lenders with respect to (i) 50% on or after nine months after the original maturity date, September 30, 2022, and (ii) 50% on or after fifteen months after the original maturity date, March 31, 2023. The Company may prepay the 2020 convertible notes at any time without penalty. Upon default the lenders may apply a default interest rate of 20% and accelerate all amounts due upon bankruptcy. Repayment of the principal amount is required on a pro rata basis should the Company receive excess proceeds from (i) commercial revenues exceeding $3.0 million in any 12-month period and (ii) the Company receives any funding proceeds from a capital financing transaction. The holders may at any time convert the 2020 convertible notes into shares of the Company’s non-voting common stock at a conversion price equal to 85% of the then-fair value of non-voting common stock but not less than $0.50 per share.
In February 2022, the Company made a $4.0 million cash payment of principal to one of its creditors that is a related party (see Note 13) as a partial repayment for a note issued pursuant to the 2020 convertible notes and recognized a $0.7 million gain on extinguishment.
2020 Notes
In October 2020, the Company refinanced certain notes payable or the 2020 notes, with an aggregate principal amount of $3.0 million with various investors, including one investor that is a related party (see Note 13), which was accounted for as a modification and continues to qualify for the fair value election after the refinancing. The interest rate was reduced on the 2020 notes from 16.0% to 6.0% from October 2020 until the earlier of (i) the Company raises at least $25.0 million in a single transaction or series of transactions after October 2020 and (ii) the original maturity dates (that is, various dates in the first quarter of 2022), after which the interest rate increases to 16.0%. The outstanding principal is due upon demand of the majority of the lenders with respect to (i) 50% on or after nine months after the original maturity date (or on or after various dates in the fourth quarter of 2022) and (ii) 50% on or after fifteen months after the original maturity date (or on or after various dates in the second quarter of 2023). The Company may prepay the 2020 notes at any time without penalty. Upon bankruptcy the lender can accelerate all amounts due immediately.
In June, August and September 2021, outstanding principal and accrued interest under the 2020 notes with a fair value of $1.4 million was settled by issuing 743,000 shares of the Company’s non-voting common stock at fair value (based on a recent valuation) to the holders. As the 2020 notes were valued pursuant to the fair value election, an immaterial gain was recognized upon extinguishment.
Subsequent to June 30, 2022, the Company amended the 2020 Notes (see Note 14).

KINETA, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements
Other Notes Payable
The Company issued several other notes payable in 2019 and early 2020 at a 12.0% interest rate per annum, with the principal amounts due in full at maturity and interest due monthly or quarterly. The other notes payable were due to mature at various dates between December 2020 through early 2022.
The other notes payable were amended in October 2020 to increase the interest rate to 13.0% and extend the maturity date to be on demand by a majority of the holders on or after April 7, 2022, which resulted in a modification of the other notes payable. The Company may prepay the other notes payable at any time without penalty.
In June and July 2021, outstanding principal and accrued interest under the other notes payable of $1.2 million was settled by issuing 617,000 shares of the Company’s non-voting common stock at fair value (based on a recent valuation) to the holders. As the other notes payable approximated to their fair value, no gain or loss was recognized upon extinguishment.
In February and April 2022, outstanding principal and accrued interest under the other notes payable of $0.3 million was settled by issuing 35,000 shares of the Company’s voting common stock and 123,000 shares of the Company’s non-voting common stock at fair value (based on a recent valuation) to the holders. As the other notes payable approximated to their fair value, no gain or loss was recognized upon extinguishment.
In June 2022, the Company (i) settled $1.0 million in outstanding principal and accrued interest by issuing 622,000 shares of the Company’s non-voting common stock at a 15% discount and (ii) the maturity date for the remaining principal balance of $0.4 million was extended to June 30, 2024 and the interest rate was decreased to 6.0% interest. Accordingly, for the settlement of $1.0 million in outstanding principal and interest in the Company’s non-voting common stock, the Company recognized a $0.2 million loss on extinguishment. The change in the terms of the other notes payable with a remaining principal balance of $0.4 million was accounted for as a modification.
Small Business Administration Loan
In August 2020, the Company received a U.S. Small Business Administration (SBA) loan of $150,000 at a 3.75% interest rate and maturing in August 2050. Repayments of principal are due monthly beginning in September 2026 and interest is due monthly.
Paycheck Protection Program Loan
In April 2020 and February 2021, the Company received loan proceeds of $0.9 million and $0.8 million, respectively, (the PPP Loans) from a qualified lender under the Paycheck Protection Program established under the CARES Act and guaranteed by the U.S. SBA, which the Company elected to treat as borrowings. The PPP Loans were unsecured and bore a fixed interest rate of 1.0% per annum and were scheduled to mature in April 2022. Forgiveness of the PPP Loans was available for both principal and interest if used for the limited purposes that expressly qualify for forgiveness under U.S. SBA requirements. In May 2021 and October 2021, the Company was notified by its qualified lender that the Company’s forgiveness applications were accepted by the SBA. Accordingly, during the six months ended June 30, 2021, the Company recognized a $0.9 million gain on debt extinguishment, as a component of other (expense) income, in its condensed consolidated statement of operations.
6.	Commitments and Contingencies
Indemnification
In the ordinary course of business, the Company enters into agreements that may include indemnification provisions. Pursuant to such agreements, the Company may indemnify, hold harmless and defend an indemnified party for losses suffered or incurred by the indemnified party. Some of the provisions will limit losses to those arising from third-party actions. In some cases, the indemnification will continue after the termination of the agreement. The maximum potential amount of future payments the Company could be required to make under these provisions is not determinable. The Company has not incurred material costs to defend lawsuits or settle claims related to these indemnification provisions. The Company has also entered into indemnification agreements with its directors and

KINETA, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements
officers that may require the Company to indemnify its directors and officers against liabilities that may arise by reason of their status or service as directors or officers to the fullest extent permitted by Washington corporate law. The Company currently has directors’ and officers’ insurance.
Other Commitments
The Company has various manufacturing, clinical, research and other contracts with vendors in the conduct of the normal course of its business. Such contracts are generally terminable with advanced written notice and payment for any products or services received by the Company through the effective time of termination and any noncancelable and nonrefundable obligations incurred by the vendor at the effective time of the termination. In the case of terminating a clinical trial agreement at a particular site, the Company would also be obligated to provide continued support for appropriate medical procedures at that site until completion or termination.
7.	Strategic License Agreements
Anti-VISTA Antibody Program License Agreement
In connection with the Company’s research into innovative immuno-oncology drug targets, the Company acquired rights to a group of fully human antibodies from Gigagen, Inc., a wholly owned subsidiary of Grifols, S.A. (Gigagen). Pursuant to a material transfer agreement with Gigagen dated August 2019 (2019 MTA), the Company performed research activities to assess Gigagen’s anti-VISTA antibodies. Under an option and license agreement effective as of August 10, 2020, and as amended in November 2020, the parties agreed to terminate the 2019 MTA and Gigagen granted the Company a research license to continue additional evaluation of certain anti-VISTA antibodies. Gigagen also granted the Company an exclusive option to obtain an exclusive license to develop, manufacture and commercialize certain anti-VISTA antibodies during the option term commencing on the effective date and ending on December 31, 2020. The option and license agreement provides for a payment to Gigagen of $0.2 million within 5 days after the effective date. In addition, upon the Company’s exercise of its option during the option term, within 60 days after such date the Company is obligated to, among other things, (i) pay Gigagen an upfront option exercise fee of $0.4 million, and (ii) issue Gigagen non-voting common stock of the Company having an aggregate then-current fair market value of $0.25 million. The Company is also obligated to pay Gigagen (i) development and regulatory milestones up to an aggregate of $20.3 million based on achievement of certain predetermined milestones, (ii) sales milestones up to an aggregate of $8.0 million based on net sales thresholds, and (iii) royalties in the low-single digits on net sales for each licensed product sold by the Company during the term of the agreement.
The Company accounted for the acquisition of rights as an asset acquisition because it did not meet the definition of a business. The Company recorded the upfront payment to Gigagen as research and development expense in the consolidated statements of operations because the acquired rights represented in-process research and development that have no alternative future use. On December 30, 2020 the Company notified Gigagen that it was exercising its option right to obtain an exclusive license and paid the upfront option exercise fee of $0.4 million and issued 114,000 shares of its non-voting common stock to Gigagen at the then-current fair value (based on a recent valuation) pursuant to its obligations under the agreement during the first half of 2021, which were also recorded as research and development expense in the statements of operations. As of June 30, 2022, none of the milestones have been achieved and no royalties were due under the agreement.
Anti-CD27 Agonist Antibody Program License Agreement
In connection with the Company’s research into innovative immuno-oncology drug targets, the Company acquired rights to a group of fully human antibodies from Gigagen directed to CD27. Pursuant to a material transfer agreement with Gigagen dated October 28, 2020, as amended in April 2021 (2020 MTA), the Company performed research activities to assess Gigagen’s anti-CD27 agonist antibodies. Under an option and license agreement effective as of June 9, 2021, the parties agreed to terminate the 2020 MTA and Gigagen granted the Company a research license to continue additional evaluation of certain anti-CD27 agonist antibodies. Gigagen also granted the Company an exclusive option to obtain an exclusive license to develop, manufacture and commercialize certain antibodies targeting CD27 during the option term commencing on the effective date and ending on July 30, 2022. The option and license agreement provides for the Company to pay Gigagen (i) an insignificant exclusivity payment within

KINETA, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements
60 days after the effective date, and (ii) an insignificant evaluation payment due by March 16, 2022. In addition, upon the Company’s exercise of its option, within 60 days after such option exercise date, the Company is obligated to, among other things, (i) pay Gigagen an upfront option exercise fee of $0.4 million, and (ii) issue Gigagen non-voting common stock of the Company having an aggregate then-current fair market value of $0.25 million. The Company is also obligated to pay Gigagen (i) development and regulatory milestones up to an aggregate of $20.0 million based on achievement of certain predetermined milestones, (ii) sales milestones up to an aggregate of $8.0 million based on net sales thresholds, and (iii) royalties in the low-single digits on net sales for each licensed product sold by the Company during the term of the agreement.
The Company accounted for the acquisition of rights as an asset acquisition because it did not meet the definition of a business. As of June 30, 2022, none of the milestones have been achieved and no royalties were due under the agreement. Subsequent to June 30, 2022, the parties extended the option term (see Note 14).
University of Utah Research Foundation License Agreement
In May 2012, the Company entered into a license agreement with The University of Utah Research Foundation (UURF) for an exclusive license to patent rights to develop, manufacture and commercialize certain compounds for treating pain, as amended in April 2018 and June 2020. Pursuant to the UURF license agreement, as amended, the Company is obligated, among other things, to pay UURF (i) insignificant annual license maintenance fee payments due on the anniversary of the agreement, (ii) development and regulatory milestones up to an aggregate of $0.6 million based on achievement of certain predetermined milestones, and (iii) royalties ranging in the low-single digits on net sales of licensed products and licensed methods and on net sales of other products that are not otherwise a licensed product or licensed method sold by the Company during the term of the agreement
As of June 30, 2022, none of the milestones have been achieved and no royalties were due under the agreement.
Arenavirus Program with Siga Technologies Inc.
In August 2014, the Company entered into an asset purchase agreement with Siga Technologies Inc. (Siga) and acquired certain assets and intellectual property rights to a preclinical Arenavirus research and development program (Arenavirus Assets). Pursuant to the agreement, as amended on December 3, 2021, the Company is obligated, among other things, to pay Siga (i) sales milestones of up to $6.5 million, and (ii) royalties at rates ranging in the low to mid-single digits on net sales of licensed products sold by the Company during the term of the agreement.
As of June 30, 2022, none of the milestones have been achieved and no royalties were due under the agreement.

KINETA, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements
8.	Shareholders’ Deficit
Warrants to Purchase Common Stock
As of June 30, 2022, the Company has issued and outstanding warrants to purchase shares of the Company’s common stock as follows, which all met the condition for equity classification (in thousands):
Year Issued	Expiration Date	Number Outstanding as of December 31, 2021	Issued	Exercised	Expired	Number Outstanding as of June 30, 2022	Range of Exercise Price
2013	April 2023	180	—	—	—	180	$0.70
2017	March - June 2025	1,071	—	(289)	—	782	$0.01
2017	September - December 2022, March - June 2025	2,493	—	—	(249)	2,244	$1.04-$1.60
2019	September - December 2022	64	—	(2)	(12)	50	$0.01-$1.85
2019	April 2027	34	—	(28)	—	6	$0.01
2020	February - October 2023	1,060	—	(341)	—	719	$0.01-$1.85
2021	May 2024	5	—	—	—	5	$0.01-$2.20
Total number of shares underlying warrants		4,907	—	(660)	(261)	3,986
Common Stock
As of June 30, 2022, out of the total number of shares of common stock issued and outstanding, 23,094,000 shares were voting common stock and 46,550,000 shares were non-voting common stock.
Common stock reserved for future issuance consisted of the following:
June 30, 2022
(in thousands)
Shares reserved for stock options and restricted stock units to purchase common stock under equity incentive plans	13,184
Shares reserved for future issuance of equity awards	348
Shares reserved for exercise of warrants	3,986
Shares reserved for conversion of convertible notes	8,640
Total	26,158
During the six months ended June 30, 2022, the Company issued 531,000 shares of its common stock to individual investors, raising net proceeds of 1.0 million.
9.	Grant Agreements
National Institutes of Health
The Company has been awarded several grants from the National Health Institutes (NIH), a federal medical research agency supporting scientific studies. The Company was awarded a grant from the NIH to support the Company’s research studies for arenavirus hemorrhagic fever of $1.1 million for the budget period January 2021 to

KINETA, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements
December 2021. In March 2020, the Company was awarded a grant from the NIH to support the Company’s research studies for cancer immuno-therapies of $0.8 million for the budget period April 2020 to March 2021. These grants were awarded based on budgeted direct and indirect costs for each study. The funds may only be used for the budgeted costs as allowable under certain government regulations and NIH’s policy and compliance requirements, subject to government audit.
Payments received in advance that are related to future research activities are deferred and recognized as revenue as the research and development activities are performed. The Company recognized grant revenue from federal agencies of $0.3 million and $0.6 million for the six months ended June 30, 2022 and 2021, respectively.
The Wellcome Trust
In April 2016, the Company entered into a collaborative research and development agreement with The Wellcome Trust Limited (Wellcome), a charitable foundation focused on health research based in London, in the United Kingdom, to advance the drug LHF-535, a therapeutic for Lassa fever, from preclinical development into Phase 1 clinical trials. Under the agreement, as amended, the Company was eligible to receive grant funds up to $9.0 million to the extent that it incurred the related research and development expenses between the project start date in May 2016 and end date in April 2020. The parties also agreed to a profit split based on the net profits on any Lassa fever-directed product in relation to each party’s investment contribution to the program.
In April 2020, the Company completed the study and is planning for a Phase 2 clinical trial in Lassa infected patients in Africa. However, as of the date these condensed consolidated financial statements were issued, Wellcome has not made a determination about additional funding for the study. The timing of this trial may be affected by access to additional funding resources, political instability, regulatory constraints and the seasonality and severity of Lassa fever in endemic regions. The Company has not received nor recognized any grant revenue from Wellcome since completion of the study in April 2020.
10.	Licensing Revenue Agreement
The following table shows the activity for the Company’s licensing revenue agreements and deferred revenue (in thousands):
Balance as of December 31, 2021	$1,041
Decrease for provision of research services	(967)
Balance as of June 30, 2022	$74
Genentech, Inc.
In April 2018, the Company entered into an exclusive option and license agreement with Genentech to develop the Company’s α9/α10 nicotinic acetylcholine receptor (nAChR) antagonists for the treatment of chronic pain. The terms of the agreement, as amended in November 2019 and October 2020, incorporates a collaborative research program, which includes an initial research plan, investigational new drug (IND) filing activities, and Phase I clinical trial development plan. The Company was primarily responsible for performing development activities under the initial research plan and each party agreed to bear its own costs. Genentech has an option to license the Company’s intellectual property, including assets developed during the collaboration research program. The option period commences on the effective date of the agreement, April 2018, and expires (i) three months after the Company delivers to Genentech the IND filing package for a product incorporating the first molecule; or (ii) if an additional extension payment is provided, four months after the Company delivers to Genentech the Phase I data package for such product. If Genentech exercises the option, Genentech will be responsible for further development and commercialization. As of June 30, 2022, pursuant to the agreement, the Company has received from Genentech $10.4 million in upfront non-refundable payments prior to 2020 and an $11.0 million additional extension payment in 2020. The Company is also eligible to receive payments of up to a total of $24.0 million upon the exercise of Genentech’s option, an interim research study milestone of $3.5 million and development and regulatory milestone payments of up to $103.5 million and product launch and sales milestones of up to $224.5 million, based on achievement of certain predetermined milestones, and royalty payments ranging from the low-single to low-double digits on net sales of certain products.

KINETA, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements
The Company identified one performance obligation at inception of the contract consisting of the license granted to Genentech, combined with the related research services for delivery of an IND filing package. The transaction price was determined to be $10.4 million, which consisted of the upfront payments related to the single combined performance obligation and revenue was recognized over the research term, using a cost-based input method. As of June 2020, the performance obligation was satisfied and the $10.4 million transaction price fully recognized. The additional extension payment was made in the fourth quarter of 2020, and the transaction price of $11.0 million related to the obligation to provide research services for delivery of a Phase I data package, is being recognized over the expected research term of 2 years, using a cost-based input method. Additionally, all potential future milestones payments continue to be constrained because the Company could not conclude it was probable that a significant reversal in the amount recognized would not occur at each reporting period.
The Company recognized license revenue over time of $1.0 million and $4.3 million under the agreement with Genentech for the six months ended June 30, 2022 and 2021. As of June 30, 2022, and December 31, 2021 deferred revenue relates to payments received from Genentech in 2020, which are classified as current because it was expected that the amounts would be recognized within one year from the balance sheet date.
11.	Stock-Based Compensation
As of June 30, 2022, 348,000 shares remained available for issuance for future grants.
Stock Option Activity
The following table summarizes stock option activity under the Plans:
	Outstanding Stock Options	Weighted- Average Exercise Price Per Share	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
	(in thousands, except per share amounts and years)
Outstanding as of December 31, 2021	10,223	$1.51	5.8	$4,100
Granted	1,215	1.86
Canceled and forfeited	(731)	1.73
Outstanding as of June 30, 2022	10,707	$1.53	5.7	$4,007
Exercisable as of June 30, 2022	8,371	$1.44	5.0	$3,871
Nonrecourse Promissory Notes for Stock Options Exercised
In March 2021, an employee exercised 813,000 vested stock options and entered into a nonrecourse promissory note in the amount of $0.4 million with the Company. The promissory note provides for a fixed interest rate of 2.0% and payment is required upon the earlier of (i) the sale of the Company, (ii) the borrower’s sale of any of the shares, (iii) five years from the date the promissory note agreement was executed, and (iv) material breach by borrower of any written agreements with the Company, including but not limited to the employment agreement and Company policies. Payment may also be triggered in other specified circumstances. The promissory note remains outstanding as of June 30, 2022.
Fair Value of Stock Options
The fair value of stock options granted for employee and non-employee awards was estimated at the grant date using the Black-Scholes option pricing model based on the following assumptions:
	Six Months Ended June 30,
	2022	2021
Expected volatility	84.2% - 86.0%	89.2% - 91.5%
Expected term (years)	3.0 - 7.0 years	3.0 - 6.2 years
Risk-free interest rate	1.6% - 2.8%	0.3% - 1.1%
Expected dividend yield	0%	0%

KINETA, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements
Restricted Stock
The Company has granted RSUs under its Plans with both service-based and performance-based vesting conditions. All of the Company’s RSUs with performance conditions vest based on meeting certain liquidity events that are not probable until such event occurs and therefore no expense had been recognized for these RSUs with performance-based vesting conditions. During the six months ended June 30, 2022, the Company granted 442,000 shares of RSUs, which all related to RSUs with performance conditions that vest based on meeting certain liquidity events, with a grant-date fair value of $0.8 million. During the year ended December 31, 2021, the Company granted 2,073,000 shares of RSUs, which all related to RSUs with performance conditions that vest based on meeting certain liquidity events, with a grant-date fair value of $3.9 million.
The following table summarizes the Company’s restricted stock activity consisting of RSUs:
	Number of Restricted Stock (RSUs)	Weighted- Average Grant Date Fair Value Per Share
	(in thousands, except per share amounts)
Outstanding and unvested as of December 31, 2021	2,073	$1.85
Granted/issued	442	1.86
Cancelled/ forfeited	(38)	1.85
Outstanding and unvested as of June 30, 2022	2,477	$1.85
Stock-based Compensation
The following table summarizes total stock-based compensation included in the Company’s condensed consolidated statements of operations:
	Six Months Ended June 30,
	2022	2021
	(in thousands)
Research and development	$603	$753
General and administrative	437	353
Total stock-based compensation	$1,040	$1,106

As of June 30, 2022, there was $2.7 million of unrecognized stock-based compensation related to stock options outstanding, which is expected to be recognized over a weighted-average remaining service period of 2.0 years.
12.	Net Loss Per Share
The following table summarizes the computation of basic and diluted net loss per share:
	Six Months Ended June 30,
	2022	2021
	(in thousands, except per share amounts)
Numerator:
Net loss attributable to Kineta, Inc.	$(10,854)	$(5,793)
Denominator:
Weighted-average common shares outstanding, basic and diluted[1]	69,276	59,646
Net loss per share, basic and diluted	$(0.16)	$(0.10)
[1]	Included in the denominator for the six months ended June 30, 2022 and 2021, were 2,125,000 and 2,224,000 shares of common stock warrants with an exercise price of $0.01.

KINETA, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements
The following outstanding potentially dilutive common stock equivalents were excluded from the computation of diluted net loss per share for the periods presented because including them would have been antidilutive:
	June 30,
	2022	2021
	(in thousands)
Common stock options	10,707	10,607
Unvested restricted stock subject to repurchase	2,477	2,079
Warrants to purchase common stock	1,861	2,799
Vested restricted stock subject to recall	813	813
Convertible notes, if converted	8,640	8,590
Total	24,498	24,888
13.	Related Party Transactions
2022 Convertible Notes
As of June 30, 2022, the Company had a principal balance of $2.4 million outstanding for its 2022 convertible notes with a related party, who is affiliated with a member of the Company’s board of directors (see Note 5).
2020 Convertible Notes
As of June 30, 2022 and December 31, 2021, the Company had a principal balance of $9.8 million and $13.8 million outstanding, respectively, for its 2020 convertible notes with four related parties, one of which is a member of the Company’s board of directors and three of which are affiliated with the Company’s board of directors (see Note 5).
2020 Notes
As of June 30, 2022 and December 31, 2021, the Company had a principal balance of $0.5 million outstanding for its 2020 notes with a related party, who is a member of the Company’s board of directors (see Note 5).
14.	Subsequent Events
The Company evaluated subsequent events through the date these condensed consolidated financial statements were issued.
Extension of Option Term
In August 2022, and effective as of July 2022, the Company and Gigagen executed an amendment to extend the option term end date from July 30, 2022 to December 31, 2022 to allow the Company to exercise its option right to obtain an exclusive license from Gigagen (see Note 7).
2020 Notes
In August 2022, (i) the Company settled $1.4 million in outstanding principal and accrued interest by issuing 857,000 shares of the Company's non-voting common stock at a 15% discount and (ii) the maturity date for the remaining principle balance of $0.25 million was extended to July 31, 2024 and the interest rate decreased to 6.0% (see Note 5).
15.	Events Subsequent to Original Issuance of Condensed Consolidated Financial Statements
In connection with the reissuance of the financial statements, the Company has evaluated subsequent events through the date the condensed consolidated financial statements were reissued.

KINETA, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements
Employment Agreements
On September 20, 2022, the Company entered into an employment agreement with its new chief financial officer, which became effective on October 3, 2022. On September 28, 2022, the Company also entered into employment agreements with several of its existing executive officers, which will become effective upon the completion of the Merger. Pursuant to each employment agreement, if the executive officer's employment is terminated by the Company for a reason other than death, disability or cause (as defined in the employment agreement), the officer will be entitled to stated termination payments and benefits. Additionally, 25% of any unvested equity awards will be accelerated upon a change of control of the Company, excluding the Merger.

Annex A

Execution Version
AGREEMENT AND PLAN OF MERGER

BY AND AMONG

YUMANITY THERAPEUTICS, INC.,

YACHT MERGER SUB, INC.,
and

KINETA, INC.

Dated as of June 5, 2022

10.7	Notices	A-69
10.8	Cooperation	A-69
10.9	Severability	A-69
10.10	Other Remedies; Specific Performance	A-70
10.11	Construction	A-70
Schedules:

Schedule A	Persons Executing Yumanity Stockholder Support Agreements
Schedule B	Persons Executing Company Shareholder Support Agreements and Lock-up Agreements
Schedule C	Investor Agreements
Exhibits:

Exhibit A	Definitions
Exhibit B	Form of Yumanity Stockholder Support Agreement
Exhibit C	Form of Company Shareholder Support Agreement
Exhibit D	Form of Lock-up Agreement

AGREEMENT AND PLAN OF MERGER
THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of June 5, 2022, by and among YUMANITY THERAPEUTICS, INC., a Delaware corporation (“Yumanity”), YACHT MERGER SUB, INC., a Washington corporation and wholly-owned subsidiary of Yumanity (“Merger Sub”), and KINETA, INC., a Washington corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.
RECITALS
A. Yumanity and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement and the WBCA. Upon consummation of the Merger, Merger Sub will cease to exist, and the Company will become a wholly-owned subsidiary of Yumanity.
B. The parties intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code. By executing this Agreement, the parties hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3, and intend to file the statement required by Treasury Regulations Section 1.368-3(a).
C. The Yumanity Board of Directors (i) has determined that the Contemplated Transactions, including the Merger, are fair to and in the best interests of Yumanity and its stockholders, (ii) has approved this Agreement, the Merger, the issuance of shares of Yumanity Common Stock to the stockholders of the Company pursuant to the terms of this Agreement, the change of control of Yumanity, and the other actions contemplated by this Agreement and has deemed this Agreement advisable, (iii) has approved the issuance of shares of Yumanity Common Stock in connection with the Concurrent Financing, (iv) has approved the Reverse Split (to the extent applicable and deemed necessary by the Parties), and (v) has determined to recommend that the stockholders of Yumanity vote to approve the issuance of shares of Yumanity Common Stock to the stockholders of the Company pursuant to the terms of this Agreement, the issuance of shares of Yumanity Common Stock in connection with the Concurrent Financing, the Reverse Split (to the extent applicable and deemed necessary by the Parties), and such other actions as contemplated by this Agreement.
D. The Board of Directors of Merger Sub (i) has determined that the Contemplated Transactions, including the Merger, are fair to and in the best interests of Merger Sub and its sole shareholder, (ii) has adopted this Agreement and approved the Merger and the other transactions contemplated by this Agreement and has deemed this Agreement advisable, and (iii) has determined to recommend that the sole shareholder of Merger Sub vote to approve this Agreement and thereby approve the Merger and such other actions as contemplated by this Agreement.
E. The Company Board of Directors (i) has determined that the Contemplated Transactions, including the Merger, are fair to and in the best interests of the Company and its shareholders, (ii) has adopted this Agreement and approved the Merger and the other transactions contemplated by this Agreement and has deemed this Agreement advisable, and (iii) has determined to recommend that the shareholders of the Company vote to approve this Agreement and thereby approve the Merger and such other actions as contemplated by this Agreement.
F. In order to induce the Company to enter into this Agreement and to cause the Merger to be consummated, the officers and directors of Yumanity listed on Schedule A hereto (solely in their capacities as stockholders) are executing support agreements in favor of the Company concurrently with the execution and delivery of this Agreement in the form substantially attached hereto as Exhibit B (the “Yumanity Stockholder Support Agreements”).
G. In order to induce Yumanity to enter into this Agreement and to cause the Merger to be consummated, certain shareholders of the Company listed on Schedule B hereto (solely in their capacities as shareholders) are executing (i) support agreements in favor of Yumanity concurrently with the execution and delivery of this Agreement in the form substantially attached hereto as Exhibit C (the “Company Shareholder Support Agreements”) and (ii) lock-up agreements in favor of Yumanity concurrently with the execution and delivery of this Agreement in the form substantially attached hereto as Exhibit D (the “Lock-up Agreements”).
H. It is expected that within ten (10) Business Days after the Form S-4 Registration Statement is declared effective under the Securities Act, the holders of shares of Company Capital Stock sufficient to approve this Agreement and the Merger as required under the WBCA and will execute and deliver an action by written consent in a form reasonably acceptable to Yumanity approving this Agreement and the Merger.

J. Concurrently with the execution and delivery of this Agreement, certain investors (each a “Concurrent Investor” and collectively the “Concurrent Investor(s)”) have executed a Securities Purchase Agreement (the “Securities Purchase Agreement”) among Yumanity and the Concurrent Investor(s) named therein (representing, collectively, an aggregate commitment of no less than the Concurrent Investment Amount), pursuant to which the Concurrent Investors will have agreed to purchase, and Yumanity has agreed to issue to the Concurrent Investors, the number of shares of Yumanity Common Stock set forth therein substantially concurrently with the Closing in connection with such financing, on the terms and subject to the conditions set forth in the Securities Purchase Agreement (the “Concurrent Financing”).
The parties to this Agreement, intending to be legally bound, agree as follows:
ARTICLE 1

DESCRIPTION OF TRANSACTION
1.1  Structure of the Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”).
1.2 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the WBCA.
1.3 Closing; Effective Time. Unless this Agreement is earlier terminated pursuant to the provisions of Section 9.1, and subject to the satisfaction or waiver of the conditions set forth in Articles 6, 7 and 8, the consummation of the Merger (the “Closing”) shall take place at the offices of Goodwin Procter LLP, as promptly as practicable (but in no event later than the second Business Day following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Articles 6, 7 and 8, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions), or at such other time, date and place as Yumanity and the Company may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date.” At the Closing, the Parties hereto shall cause the Merger to be consummated by executing and filing with the Secretary of State of the State of Washington articles of Merger with respect to the Merger, satisfying the applicable requirements of the WBCA and in a form reasonably acceptable to Yumanity and the Company (the “Articles of Merger”). The Merger shall become effective at the time specified in such Articles of Merger with the Secretary of State of the State of Washington or at such later time as may be specified in such Articles of Merger with the consent of Yumanity and the Company (the time as of which the Merger becomes effective being referred to as the “Effective Time”).
1.4 Articles of Incorporation and Bylaws; Directors and Officers. At the Effective Time:
(a) the articles of incorporation of the Surviving Corporation shall be amended and restated in its entirety to read identically to the articles of incorporation of Merger Sub as in effect immediately prior to the Effective Time (other than the fact that the name of the Surviving Corporation shall be “Kineta Operating, Inc.” or such other name as Yumanity and the Company may mutually agree upon), until thereafter amended as provided by the WBCA and such articles of incorporation;
(b) the certificate of incorporation of Yumanity shall be identical to the certificate of incorporation of Yumanity as in effect immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such certificate of incorporation; provided, however, that at the Effective Time, Yumanity shall file one or more amendments to its certificate of incorporation to (i) effect the Reverse Split (to the extent applicable and mutually deemed necessary by the Parties), and (ii) make such other changes as are mutually agreeable to Yumanity and the Company, and, if required, have been approved by the requisite holders of Yumanity Common Stock;
(c) the bylaws of the Surviving Corporation shall be amended and restated to be identical to the bylaws of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended as provided by the WBCA and such bylaws; and
(d) the directors and officers of the Surviving Corporation, each to hold office in accordance with the articles of incorporation and bylaws of the Surviving Corporation, shall be the directors and officers as set forth in Section 5.13, after giving effect to the provisions of Section 5.13.

1.5  Conversion of Company Shares, Options and Warrants.
(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Yumanity, Merger Sub, the Company or any stockholder of Yumanity or shareholder of the Company:
(i) any Company Capital Stock held as treasury stock or held or owned by the Company, Merger Sub or any Subsidiary of the Company immediately prior to the Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; and
(ii)  subject to Section 1.5(c), each share of Company Common Stock outstanding immediately prior to the Effective Time (excluding shares to be canceled pursuant to Section 1.5(a)(i) and excluding Dissenting Shares) shall be converted solely into the right to receive a number of shares of Yumanity Common Stock equal to the Exchange Ratio.
(b) If any shares of Company Common Stock outstanding immediately prior to the Effective Time are shares of Company Restricted Stock, then the shares of Yumanity Common Stock issued in exchange for such Company Restricted Stock will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture, and the certificates representing such Yumanity Common Stock shall accordingly be marked with appropriate legends. The Company shall take all actions that may be necessary to ensure that, from and after the Effective Time, Yumanity is entitled to exercise any such repurchase option or other right set forth in the applicable agreement governing such Company Restricted Stock.
(c) No fractional shares of Yumanity Common Stock shall be issued in connection with the Merger, and no certificates for any such fractional shares shall be issued. Any holder of Company Common Stock (including any holders of Company Restricted Stock) who would otherwise be entitled to receive a fraction of a share of Yumanity Common Stock (after aggregating all fractional shares of Yumanity Common Stock issuable to such holder) shall, in lieu of such fraction of a share and upon surrender by such holder of a letter of transmittal in accordance with Section 1.7 and accompanying documents as required therein, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the closing price of a share of Yumanity Common Stock on The Nasdaq Stock Market LLC (or such other Nasdaq market on which the Yumanity Common Stock then trades) on the date the Merger becomes effective.
(d) All Company Options and Company RSUs outstanding immediately prior to the Effective Time under the Equity Incentive Plans and all Company Warrants outstanding immediately prior to the Effective Time shall be exchanged for options to purchase Yumanity Common Stock, restricted stock units with respect to Yumanity Common Stock, or warrants to purchase Yumanity Common Stock, as applicable, in accordance with Section 5.5(a).
(e) Each share of common stock, no par value, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, $0.0001 par value per share, of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares shall, as of the Effective Time, evidence ownership of such shares of Common Stock of the Surviving Corporation.
(f) If, between the date of this Agreement and the Effective Time, the outstanding shares of Company Capital Stock or Yumanity Common Stock shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend or any subdivision, reclassification, recapitalization, split (including the Reverse Split, to the extent applicable and deemed necessary by the Parties), combination or exchange of shares, the Exchange Ratio shall be correspondingly adjusted to provide the holders of Company Capital Stock, Company Options and Company Warrants the same economic effect as contemplated by this Agreement prior to such event.
1.6 Closing of the Company’s Transfer Books. At the Effective Time: (a) all shares of Company Common Stock, other than Dissenting Shares, outstanding immediately prior to the Effective Time shall be treated in accordance with Section 1.5(a), and all holders of certificates representing shares of Company Common Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as shareholders of the Company; and (b) the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Common Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective

Time, a valid certificate previously representing any shares of Company Common Stock outstanding immediately prior to the Effective Time (a “Company Share Certificate”) is presented to the Exchange Agent or to the Surviving Corporation, such Company Share Certificate shall be canceled and shall be exchanged as provided in Sections 1.5 and 1.8.
1.7 Surrender of Certificates.
(a) On or prior to the Closing Date, Yumanity and the Company shall mutually agree upon and select a reputable bank, transfer agent or trust company to act as exchange agent in the Merger (the “Exchange Agent”). At the Effective Time, Yumanity shall deposit with the Exchange Agent: (i) certificates representing Yumanity Common Stock or non-certificated shares of Yumanity Common Stock represented by book entry that are issuable pursuant to Section 1.5(a) and (ii) cash sufficient to make payments in lieu of fractional shares in accordance with Section 1.5(c). The shares of Yumanity Common Stock and cash amounts so deposited with the Exchange Agent, together with any dividends or distributions received by the Exchange Agent with respect to such shares, are referred to collectively as the “Exchange Fund.”
(b) At or before the Effective Time, the Company will deliver to Yumanity a true, complete and accurate listing of all record holders of Company Share Certificates at the Effective Time, including the number and class of shares of Company Capital Stock held by such record holder, and the number of shares of Yumanity Common Stock such holder is entitled to receive pursuant to Section 1.5 (the “Company Allocation Schedule”). Promptly after the Effective Time, Yumanity shall cause the Exchange Agent to mail to the Persons who were record holders of Company Share Certificates immediately prior to the Effective Time: (i) a letter of transmittal in customary form and containing such provisions as Yumanity may reasonably specify (including a provision confirming that delivery of Company Share Certificates shall be effected, and risk of loss and title to Company Share Certificates shall pass, only upon delivery of such Company Share Certificates to the Exchange Agent); and (ii) instructions for effecting the surrender of Company Share Certificates in exchange for certificated or non-certificated book entry shares representing shares of Yumanity Common Stock. Upon surrender of a Company Share Certificate to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Yumanity: (A) the holder of such Company Share Certificate shall be entitled to receive in exchange therefor a certificate or book entry representing the number of whole shares of Yumanity Common Stock that such holder has the right to receive pursuant to the provisions of Section 1.5(a) (and cash in lieu of any fractional shares of Yumanity Common Stock pursuant to the provisions of Section 1.5(c)); and (B) the Company Share Certificate so surrendered shall be canceled. Until surrendered as contemplated by this Section 1.8(b), each Company Share Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive a certificate or book entry representing shares of Yumanity Common Stock (and cash in lieu of any fractional shares of Yumanity Common Stock). If any Company Share Certificate shall have been lost, stolen or destroyed, Yumanity shall, in its discretion and as a condition precedent to the delivery of any certificate or book entry representing shares of Yumanity Common Stock, require the owner of such lost, stolen or destroyed Company Share Certificate to provide an applicable affidavit and indemnification agreement with respect to such Company Share Certificate.
(c) No dividends or other distributions declared or made with respect to Yumanity Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Share Certificate with respect to the Yumanity Common Stock that such holder has the right to receive in the Merger until such holder surrenders such Company Share Certificate or an affidavit of loss or destruction in lieu thereof in accordance with this Section 1.8 (at which time such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar laws, to receive all such dividends and distributions, without interest).
(d) Any portion of the Exchange Fund that remains undistributed to holders of Company Share Certificates as of the first anniversary of the Closing Date shall be delivered to Yumanity upon demand, and any holders of Company Share Certificates who have not theretofore surrendered their Company Share Certificates in accordance with this Section 1.8 shall thereafter look only to Yumanity for satisfaction of their claims for Yumanity Common Stock, cash in lieu of fractional shares of Yumanity Common Stock and any dividends or distributions with respect to shares of Yumanity Common Stock.

(e) Each of the Parties and the Exchange Agent shall be entitled to deduct and withhold from any consideration payable pursuant to this Agreement to any holder of any Company Share Certificate or any other Person such amounts as are required to be deducted or withheld from such consideration under the Code or under any other applicable Legal Requirement and shall be entitled to request any reasonably appropriate Tax forms, including IRS Form W-9 (or the appropriate IRS Form W-8, as applicable), from any recipient of payments hereunder. To the extent such amounts are so deducted or withheld, and remitted to the appropriate taxing authority in accordance with applicable Law, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.
(f) No party to this Agreement shall be liable to any holder of any Company Share Certificate or to any other Person with respect to any shares of Yumanity Common Stock (or dividends or distributions with respect thereto) or for any cash amounts delivered to any public official pursuant to any applicable abandoned property law, escheat law or similar Legal Requirement.
1.8 Dissenters’ Rights.
(a)  Notwithstanding any provision of this Agreement to the contrary, shares of Company Capital Stock that are outstanding immediately prior to the Effective Time and which are held by shareholders who have exercised and perfected dissenters’ rights for such shares of Company Capital Stock in accordance with the WBCA (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the per share amount of the merger consideration described in Section 1.5 attributable to such Dissenting Shares. Such shareholders shall be entitled to receive payment of the appraised value of such shares of Company Capital Stock held by them in accordance with the WBCA, unless and until such shareholders fail to perfect or effectively withdraw or otherwise lose their appraisal rights under the WBCA. All Dissenting Shares held by shareholders who shall have failed to perfect or who effectively shall have withdrawn or lost their right to appraisal of such shares of Company Capital Stock under the WBCA shall thereupon be deemed to be converted into and to have become exchangeable for, as of the Effective Time, the right to receive the per share amount of the merger consideration attributable to such Dissenting Shares upon their surrender in the manner provided in Section 1.5.
(b) The Company shall give Yumanity prompt written notice of any demands by dissenting shareholders received by the Company, withdrawals of such demands and any other instruments served on the Company and any material correspondence received by the Company in connection with such demands.
1.9 Further Action. If, at any time after the Effective Time, any further action is determined by the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of the Company, then the officers and directors of the Surviving Corporation shall be fully authorized, and shall use their commercially reasonable efforts (in the name of the Company, Merger Sub and otherwise) to take such action.
1.10 Tax Consequences. For U.S. federal income Tax purposes, the Merger is intended to constitute a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder. The parties to this Agreement adopt this Agreement as a “plan of reorganization” for purposes of Section 354 and 361 of the Code and Treasury Regulations Section 1.368-2(g) and 1.368-3(a), to which Yumanity, Merger Sub and the Company are parties under Section 368(b) of the Code.
ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF THE COMPANY
The Company represents and warrants to Yumanity as follows, except as set forth in the written disclosure schedule delivered by the Company to Yumanity (the “Company Disclosure Schedule”). The Company Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Article 2. The disclosures in any section or subsection of the Company Disclosure Schedule shall qualify other sections and subsections in this Article 2 to the extent it is reasonably clear from a reading of the disclosure that such disclosure is applicable to such other sections and subsections. The inclusion of any information in the Company Disclosure Schedule (or any update thereto) shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed, is material, has resulted in or would result in a Company Material Adverse Effect, or is outside the Ordinary Course of Business.

2.1  Subsidiaries; Due Organization; Etc.
(a) The Company has no Subsidiaries, except for the Entities identified in Part 2.1(a) of the Company Disclosure Schedule (the “Company Subsidiaries”); and neither the Company nor any of the other Entities identified in Part 2.1(a) of the Company Disclosure Schedule owns any capital stock of, or any equity interest of any nature in, any other Entity, other than the Entities identified in Part 2.1(a) of the Company Disclosure Schedule. The Company has not agreed nor is obligated to make, nor is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. The Company has not, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.
(b) Each of the Company and its Subsidiaries is a corporation or limited liability company, as applicable, duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Contracts by which it is bound.
(c) Each of the Company and its Subsidiaries is qualified to do business as a foreign corporation or limited liability company, as applicable, and is in good standing, under the laws of all jurisdictions where the nature of its business requires such qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Company Material Adverse Effect.
2.2  Certificate of Incorporation; Bylaws; Charters and Codes of Conduct. The Company has made available to Yumanity accurate and complete copies of the articles of incorporation, bylaws and other charter and organizational documents, including all amendments thereto, for the Company and each Company Subsidiary. Neither the Company nor any Company Subsidiary has taken any action in breach or violation in any material respect of any of the material provisions of its articles of incorporation, bylaws and other charter and organizational documents nor is in breach or violation in any material respect of any of the material provisions of its articles of incorporation, bylaws and other charter and organizational documents.
2.3  Capitalization, Etc.
(a) The authorized capital stock of the Company as of the date of this Agreement consists of (i) 45,000,000 shares of Company Voting Common Stock, $0.0001 par value, of which 23,094,040 shares have been issued and are outstanding as of the date of this Agreement, and (ii) 205,000,000 shares of Company Non-Voting Common Stock, $0.0001 par value, of which 45,753,552 shares have been issued and are outstanding as of the date of this Agreement. The Company does not hold any shares of its capital stock in its treasury. All of the outstanding shares of Company Capital Stock have been duly authorized and validly issued, and are fully paid and nonassessable. Except as set forth in Part 2.3(a)(i) of the Company Disclosure Schedule, none of the outstanding shares of Company Capital Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding shares of Company Capital Stock is subject to any right of first refusal in favor of the Company. Except as contemplated herein or as set forth in Part 2.3(a) of the Company Disclosure Schedule, there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any Company Capital Stock. The Company is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Company Capital Stock or other securities. Part 2.3(a)(ii) of the Company Disclosure Schedule accurately and completely describes all repurchase rights held by the Company with respect to shares of Company Capital Stock (including shares issued pursuant to the exercise of stock options) and specifies which of those repurchase rights are currently exercisable.
(b) Except for the Company’s Amended and Restated 2008 Stock Plan, the Company’s 2010 Equity Incentive Plan, and the Company’s 2020 Equity Incentive Plan (collectively, the “Equity Incentive Plans”), and except as set forth in Part 2.3(b) of the Company Disclosure Schedule, the Company does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. As of the date hereof, the Company has reserved 17,067,884 shares of Company Common Stock for issuance under the Equity Incentive Plans. Of such reserved shares of Company Common Stock, as of the date hereof, 3,535,884 shares have been issued pursuant to the exercise of outstanding options and the vesting of outstanding restricted stock units, options to purchase 13,183,877 shares have been granted and are currently outstanding, and 348,123 shares remain available for future issuance pursuant to the Equity Incentive Plans. Part 2.3(b) of the Company Disclosure Schedule sets forth the following information with respect to each Company Option outstanding as of the date of this Agreement: (A) the name of the optionee; (B) the number of shares of Company Common Stock subject to such Company Option at the time of grant; (C) the number of shares of Company Common Stock subject to such Company Option as of the date of this Agreement; (D) the exercise price of such Company Option; (E) the date on which such Company Option was granted; (F) the applicable vesting schedule, including the number of vested and unvested shares subject to such Company Option; (G) the date on which such Company Option expires; and (H) whether such Company Option is intended to be an “incentive stock option” (as defined in the Code) or a non-qualified stock option; and (I) whether or not such Company Option is an “early exercise” stock option. The Company has made available to Yumanity an accurate and complete copy of each of the Equity Incentive Plans and all forms of stock option agreements approved for use thereunder. No vesting of Company Options or Company RSUs will accelerate in connection with the closing of the Contemplated Transactions. Part 2.3(b) of the Company Disclosure Schedule sets forth the following information with respect to each Company RSU outstanding as of the date of this Agreement: (A) the name of the holder; (B) the number of shares of Company Common Stock subject to such Company RSUs at the time of grant; (C) the date on which such Company RSUs were granted; and (D) the applicable vesting schedule, including the number of vested and unvested shares subject to such Company RSUs.
(c) Except for the outstanding Company Options as set forth in Section 2.3(b), the Company RSUs set forth in Section 2.3(b) and the warrants identified on Part 2.3(c) of the Company Disclosure Schedule (the “Company Warrants”) or as set forth in Part 2.3(c) of the Company Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of the Company or any of its Subsidiaries; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of the Company or any of its Subsidiaries; (iii) shareholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which the Company or any of its Subsidiaries is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities; or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of the Company or any of its Subsidiaries. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to the Company or any of its Subsidiaries.
(d) All outstanding shares of Company Capital Stock, as well as all options, warrants and other securities of the Company, have been issued and granted in material compliance with (i) all applicable securities laws and other applicable Legal Requirements and (ii) all requirements set forth in applicable Contracts. The Company has made available to Yumanity accurate and complete copies of all Company Warrants. Except as identified on Part 2.3(c) of the Company Disclosure Schedule, there are no warrants to purchase capital stock of the Company outstanding on the date of this Agreement.
2.4 Financial Statements.
(a) Part 2.4(a) of the Company Disclosure Schedule includes true and complete copies of (i) the Company’s audited consolidated balance sheet at December 31, 2020, (ii) the Company’s unaudited consolidated balance sheet at December 31, 2021, (iii) the Company Unaudited Interim Balance Sheet, (iv) the Company’s audited consolidated statements of income, cash flow and shareholders’ equity for the year ended December 31, 2020, (v) the Company’s unaudited consolidated statements of income, cash flow and shareholders’ equity for the year ended December 31, 2021, and (vi) the Company’s unaudited statements of income and cash flow for the 3 months ended March 31, 2022 and for the corresponding period in the prior fiscal year (collectively, the “Company Financials”). The Company Financials (i) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except as may be indicated in the footnotes to such Company Financials and that unaudited financial statements may not have notes thereto and other presentation items that may be required by GAAP and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount other than as may be indicated in the notes thereto) applied on a consistent basis with the Company’s past practice unless otherwise noted therein throughout the periods indicated and (ii) fairly present in all material respects the financial condition and operating results of the Company and its consolidated Subsidiaries as of the dates and for the periods indicated therein.

(b) Each of the Company and its Subsidiaries maintains a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company and each of its Subsidiaries maintains internal control over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.
(c) Part 2.4(c) of the Company Disclosure Schedule lists, and the Company has made available to Yumanity accurate and complete copies of the documentation creating or governing, all securitization transactions and “off-balance sheet arrangements” (as defined in Item 303(c) of Regulation S-K under the Exchange Act) effected by the Company or any of its Subsidiaries since January 1, 2020.
(d) Since January 1, 2020, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, president or general counsel of the Company, the Company, the Company Board of Directors or any committee thereof. Since January 1, 2020, the Company has not identified, nor have the Company’s independent auditors identified to the Company, (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company and its Subsidiaries, (ii) any fraud, whether or not material, that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company and its Subsidiaries or (iii) any written claim or allegation regarding any of the foregoing.
2.5 Absence of Changes. Except as set forth in Part 2.5 of the Company Disclosure Schedule, between January 1, 2022 and the date of this Agreement and except as otherwise expressly contemplated by this Agreement, the Company has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been (a) any material loss, damage or destruction to, or any material interruption in the use of, any of the material assets or business of the Company or any Company Subsidiary (whether or not covered by insurance), (b) any Company Material Adverse Effect or an event or development that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, or (c) any event or development that would, if occurring following the execution of this Agreement, require the consent of Yumanity pursuant to Section 4.4(b).
2.6 Title to Assets. Each of the Company and its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all material tangible properties or assets and equipment used or held for use in its business or operations or purported to be owned by it. All such assets are owned by the Company or a Company Subsidiary free and clear of any Encumbrances, except for: (i) any lien for current Taxes not yet due and payable or for Taxes that are being contested in good faith and for which adequate reserves have been made on the Company Unaudited Interim Balance Sheet; (ii) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of the Company or any Company Subsidiary; and (iii) liens listed in Part 2.6 of the Company Disclosure Schedule.
2.7 Real Property; Leasehold. Neither the Company nor any Company Subsidiary owns any real property or any interest in real property, except for the leaseholds created under the real property leases identified in Part 2.7 of the Company Disclosure Schedule which are in full force and effect and with no existing default thereunder.
2.8  Intellectual Property.
(a) Part 2.8(a) of the Company Disclosure Schedule lists all Company Registered Intellectual Property, including the jurisdictions in which each such item of Intellectual Property has been issued or registered, in which any application for such issuance and registration has been filed, or in which any other filing or recordation has been made. The Company has taken reasonable actions to maintain and protect such Company-Owned IP Rights. As of the date hereof, all registration, maintenance and renewal fees currently due in connection with such Company Registered Intellectual Property have been paid and all documents, recordations and certificates in connection with such Company Registered Intellectual Property currently required to be filed have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of prosecuting, maintaining and perfecting such Company Registered Intellectual Property and recording the Company’s ownership interests therein.
(b) The Company and its Subsidiaries own each item of Company-Owned IP Rights, free and clear of any Encumbrances.
(c) To the Knowledge of Company, the Company IP Rights are valid and enforceable. Company has not misrepresented, or failed to disclose, any facts or circumstances in any application for any Company Registered Intellectual Property that would constitute fraud with respect to such application.
(d) To the Knowledge of the Company, the operation of the business of the Company and its Subsidiaries as such business is currently conducted, and as has been conducted since January 1, 2018, does not infringe, misappropriate, or violate any Third-Party IP Rights. As of the date hereof, the Company has not received any written notice, which involves a claim of infringement, misappropriation or violation of any Third-Party IP Rights.
(e) To the Knowledge of the Company, there is no unauthorized use, unauthorized disclosure, infringement or misappropriation of any material Company-Owned IP Rights, by any third party. As of the date hereof, the Company has not instituted any Legal Proceedings for infringement or misappropriation of any Company-Owned IP Rights.
(f) Each consultant and employee involved in the creation of any material Company-Owned IP Rights for the Company has executed proprietary information, confidentiality and assignment agreements that, to extent permitted by Law, assign to the Company and/or a Company Subsidiary (or otherwise grant sufficient rights in) all Intellectual Property that are developed by the employees in the course of their employment and contain confidentiality provisions protecting confidential information of the Company, and, with respect to consultants, all Intellectual Property that are developed by such consultants in the course of performing services for the Company or any Company Subsidiaries. The Company has provided to Yumanity copies of all such forms currently used by the Company.
(g) No (i) government funding or (ii) facilities of a university, college, other educational institution or research center were used in the development of the Company-Owned IP Rights or any other Company Registered Intellectual Property. To the Knowledge of the Company, no current or former employee, consultant or independent contractor of the Company, who was involved in, or who contributed to, the creation or development of any Company-Owned IP Rights or any other Company Registered Intellectual Property, has performed services for any government, university, college or other educational institution or research center during a period of time during which such employee, consultant or independent contractor was also performing services for the Company.
(h) Neither the execution and delivery or effectiveness of this Agreement nor the performance of the Company’s obligations under this Agreement will cause (a) the forfeiture or termination of, or give rise to a right of forfeiture or termination of any material Company IP Right or any other Company-Owned IP Rights, or (b) additional payment obligations by the Company in order to use or exploit material Company IP Rights or any other Company-Owned IP Rights to the same extent as the Company was permitted before the date hereof.
(i) The Company has taken commercially reasonable efforts to protect and preserve the confidentiality of all confidential or non-public information included in the Company-Owned IP Rights that the Company intends to retain as confidential (“Company Confidential Information”). To the Knowledge of the Company, all use and/or disclosure of Company Confidential Information by or to a third party has been pursuant to the terms of a written Contract between the Company or its Subsidiaries and such third party. To the Knowledge of the Company, the Company has not experienced any breach of security or otherwise unauthorized access by third parties to Company Confidential Information and any Company Confidential Information in Company’s or any of its Subsidiaries’ possession, custody or control.
(j)  Notwithstanding anything to the contrary contained herein, the representations and warranties contained in Section 2.8 are the only representations and warranties made by the Company that address matters relating to Intellectual Property.

2.9  Agreements, Contracts and Commitments. Part 2.9 of the Company Disclosure Schedule identifies:
(a) each Company Contract relating to any bonus, deferred compensation, severance, incentive compensation, pension, profit-sharing or retirement plans, or any other employee benefit plans or arrangements, other than Company Contracts on the Company’s standard form offer letter entered into in the Ordinary Course of Business;
(b) each Company Contract relating to the employment of, or the performance of employment-related services by, any Person, including any employee, consultant or independent contractor, not terminable at will by the Company or its Subsidiaries, except to the extent general principles of wrongful termination law may limit the Company’s, the Company’s Subsidiaries’ or such successor’s ability to terminate employees at will;
(c) each Company Contract relating to any agreement or plan, including any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the Contemplated Transactions (either alone or in conjunction with any other event, such as termination of employment), or the value of any of the benefits of which will be calculated on the basis of any of the Contemplated Transactions;
(d) each Company Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business other than indemnification agreements between the Company and any of its officers or directors;
(e) each Company Contract containing any covenant limiting the freedom of the Company, its Subsidiaries or the Surviving Corporation to engage in any line of business or compete with any Person;
(f) each Company Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $50,000 and not cancelable without penalty;
(g) each Company Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity;
(h) each Company Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $50,000 or creating any material Encumbrances with respect to any assets of the Company or any Company Subsidiary or any loans or debt obligations with officers or directors of the Company;
(i) all material Contracts pursuant to which the Company or a Company Subsidiary grants any Person a license under any Company IP Rights, other than software licensed to customers in the Ordinary Course of Business;
(j) other than “shrink wrap” and similar generally available commercial end-user licenses to software, all Contracts pursuant to which the Company or a Company Subsidiary is licensed to use any Third-Party IP Rights outside the Ordinary Course of Business;
(k) each Company Contract (i) appointing a third party to distribute any Company product, service or technology (identifying any that contain exclusivity provisions); (ii) for a third party to provide services or products with respect to any pre-clinical or clinical development activities of the Company (iii) under which the Company or its Subsidiaries has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which the Company or its Subsidiaries has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by the Company or such Company Subsidiary; or (iv) to license any third party to manufacture or produce any Company product, service or technology or any Contract to sell, distribute or commercialize any Company products or service except agreements in the Ordinary Course of Business;
(l) each Company Contract with any financial advisor, broker, finder, investment banker or other Person providing advisory services to the Company in connection with the Contemplated Transactions; or
(m) any other agreement, contract or commitment which is not terminable at will (with no penalty or payment) by the Company which involves payment or receipt by the Company or its Subsidiaries under any such agreement, contract or commitment of $100,000 or more in the aggregate or obligations after the date of this Agreement in excess of $100,000 in the aggregate. The Company has made available to Yumanity accurate and complete (except for applicable redactions thereto) copies of all Company Material Contracts, including all amendments thereto. There are no Company Material Contracts that are not in written form. Except as set forth in Part 2.9 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has, nor to the Company’s Knowledge, as of the date of this Agreement has any other party to a Company Material Contract, breached, violated or defaulted under, or received written notice that it has breached, violated or defaulted under, any of the terms or conditions of any of the agreements, contracts or commitments to which the Company or its Subsidiaries is a party or by which it is bound of the type described in clauses (a) through (l) above (any such agreement, contract or commitment, a “Company Material Contract”) in such manner as would permit any party to cancel or terminate any Company Material Contract, or would permit any other party to seek damages which would reasonably be expected to be material. The consummation of the Contemplated Transactions shall not (either alone or upon the occurrence of additional acts or events) result in any material payment or payments becoming due from the Company, any Company Subsidiary or the Surviving Corporation to any Person under any Company Contract.
2.10  Liabilities. As of the date hereof, neither the Company nor any Company Subsidiary has any liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any kind, whether accrued, absolute, contingent, matured, unmatured or other (required to be reflected in the financial statements in accordance with GAAP) (each a “Liability”), except for: (a) Liabilities identified as such in the Company Unaudited Interim Balance Sheet; (b) normal and recurring current Liabilities that have been incurred by the Company or its Subsidiaries since the date of the Company Unaudited Interim Balance Sheet in the Ordinary Course of Business; (c) Liabilities for performance in the Ordinary Course of Business of obligations of the Company or any Company Subsidiary under Company Contracts, including the reasonably expected performance of such Company Contracts in accordance with their terms (which would not include, for example, any instances of breach or indemnification); (d) Liabilities incurred in connection with the Contemplated Transactions; and (e) Liabilities described in Part 2.10 of the Company Disclosure Schedule.
2.11  Compliance; Permits; Restrictions.
(a) The Company and each Company Subsidiary are, and since January 1, 2020 have been, in compliance in all material respects with all applicable Legal Requirements. No investigation, claim, suit, proceeding, audit, action or other Legal Proceeding by any Governmental Body is pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary. There is no agreement, judgment, injunction, order or decree binding upon the Company or any Company Subsidiary which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Company or any Company Subsidiary, any acquisition of material property by the Company or any Company Subsidiary or the conduct of business by the Company or any Company Subsidiary as currently conducted, (ii) is reasonably likely to have a material adverse effect on the Company’s ability to comply with or perform any covenant or obligation under this Agreement, or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.
(b) Except for matters regarding the U.S. Food and Drug Administration (or any successor agency thereto) (“FDA”), the Company and its Subsidiaries hold all required Governmental Authorizations which are material to the operation of the business of the Company (the “Company Permits”) as currently conducted. Part 2.11(b) of the Company Disclosure Schedule identifies each Company Permit. Each of the Company and each Company Subsidiary is in material compliance with the terms of the Company Permits. No action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending or, to the Knowledge of the Company, threatened in writing, which seeks to revoke, substantially limit, suspend, or materially modify any Company Permit. The rights and benefits of each material Company Permit will be available to the Surviving Corporation immediately after the Effective Time on terms substantially identical to those enjoyed by the Company and its Subsidiaries as of the date of this Agreement and immediately prior to the Effective Time.
(c) There are no proceedings pending or, to the Knowledge of the Company, threatened in writing with respect to an alleged material violation by the Company or any of its Subsidiaries of the Federal Food, Drug, and Cosmetic Act (as amended, the “FDCA”), FDA regulations adopted thereunder, the Controlled Substance Act or any other similar Legal Requirements promulgated by the FDA or other comparable Governmental Body responsible for regulation of the development, clinical testing, manufacturing, sale, marketing, distribution and importation or exportation of drug or medical device products (“Drug/Device Regulatory Agency”).

(d) The Company and each of its Subsidiaries holds all required Governmental Authorizations issuable by any Drug/Device Regulatory Agency necessary for the conduct of the business of the Company or such Subsidiary as currently conducted, and, as applicable, development, clinical testing and manufacturing as currently conducted, of any of its product candidates (the “Company Product Candidates”) (collectively, the “Company Regulatory Permits”), and no such Company Regulatory Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated or (ii) modified in any materially adverse manner. The Company and each Company Subsidiary is in compliance in all material respects with the Company Regulatory Permits and has not received any written notice or other communication (in writing or otherwise) from any Drug/Device Regulatory Agency regarding (A) any material violation of or failure to comply materially with any term or requirement of any Company Regulatory Permit or (B) any revocation, withdrawal, suspension, cancellation, termination or material modification of any Company Regulatory Permit.
(e) All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, the Company or its Subsidiaries or in which the Company or its Subsidiaries or their respective current products or product candidates, including the Company Product Candidates, have participated were, and if still pending are being, conducted in all material respects in accordance with standard medical and scientific research procedures and in compliance with the applicable regulations of the Drug/Device Regulatory Agencies and other applicable Legal Requirements, including 21 C.F.R. Parts 11, 50, 54, 56, 58, 312 and 812.
(f) Neither the Company nor any of the Company Subsidiaries is the subject of any pending, or to the Knowledge of the Company or the Company Subsidiaries, threatened in writing investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. To the Knowledge of the Company or any of the Company Subsidiaries, neither the Company nor any of the Company Subsidiaries has committed any acts, made any statement, or failed to make any statement, in each case in respect of its business or products that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto. None of the Company, any of its Subsidiaries or any of their respective officers, employees or agents has been debarred or convicted of any crime or engaged in any conduct that could result in a debarment or exclusion (i) under 21 U.S.C. Section 335a or (ii) any similar applicable Legal Requirement. To the Knowledge of the Company, no debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or threatened against the Company, any Company Subsidiary or any of their respective officers, employees or agents.
2.12  Anti-Corruption Compliance; Trade Control Laws and Sanctions.
(a) For the past three years, Company, and its directors, officers and employees, and, to the knowledge of Company, its distributors, agents, representatives, sales intermediaries and or other Persons acting on behalf of Company have been in compliance in all material respects with all applicable Anti-Corruption Laws and Trade Control Laws.
(b) For the past three years, Company has had in place policies, procedures, controls and systems reasonably designed to ensure compliance with all applicable Anti-Corruption Laws and Trade Control Laws.
(c) None of Company, or any director, officer, employee or, to Company’s Knowledge, agent of Company is a Sanctioned Person.
(d) There are no pending, or, to the knowledge of Company, threatened, actions, suits, proceedings, inquiries or investigations by any Governmental Body against Company with respect to any Anti-Corruption Laws or Trade Control Laws. In the past three years, Company has not been subject to any such actions, suits, proceedings, inquiries or investigations or made, nor, as of the date hereof, is aware of any reason to or intends to make any disclosure (voluntary or otherwise) to any Governmental Body with respect to any violation, potential violation, or Liability arising under or relating to any Anti-Corruption Laws or Trade Control Laws.
(e) For the past three years, Company has maintained and currently maintains (i) books, records and accounts which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Company, and (ii) internal accounting controls sufficient to provide reasonable assurances that all transactions and access to assets of Company were, have been and are executed only in accordance with management’s general or specific authorization.

2.13 Tax Matters.
(a) All income and other material Tax Returns required to have been filed by the Company and each Company Subsidiary have been timely filed (taking into account any extension of time within which to file) with the applicable Governmental Body. All such Tax Returns were correct and complete in all material respects and have been prepared in material compliance with all applicable Legal Requirements. No claim has ever been made by any Governmental Body in a jurisdiction where the Company or any Company Subsidiary does not file Tax Returns that it is subject to taxation by that jurisdiction.
(b) All material Taxes due and owing by the Company or any Company Subsidiary (whether or not shown on any Tax Return) have been paid. The unpaid Taxes of the Company and any Company Subsidiary have been reserved for on the Company Unaudited Interim Balance Sheet in accordance with GAAP. Since the date of the Company Unaudited Interim Balance Sheet, neither the Company nor any Company Subsidiary has incurred any material Liability for Taxes outside the Ordinary Course of Business.
(c) The Company and each Company Subsidiary have withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party and all Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed.
(d) There are no material Encumbrances for Taxes (other than Taxes not yet due and payable or Taxes that are being contested in good faith and for which adequate reserves have been made on Company’s Unaudited Interim Balance Sheet) upon any of the assets of the Company or any Company Subsidiary.
(e) No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Governmental Body with respect to the Company or any Company Subsidiary which agreement or ruling would be effective after the Closing Date.
(f) No material deficiencies for Taxes with respect to the Company or any Company Subsidiary have been claimed, proposed or assessed by any Governmental Body in writing. There are no pending (or, based on written notice, threatened) audits, assessments or other Legal Proceedings for or relating to any liability in respect of Taxes of the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary has waived any statute of limitations in respect of Taxes, agreed to any extension of time with respect to a Tax assessment or deficiency or for filing any Tax Return, or consented to extend the period in which Tax may be assessed or collected by any Tax authority.
(g) The Company has never been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.
(h) Neither the Company nor any Company Subsidiary is a party to any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, or other similar agreement or arrangement (other than customary commercial Contracts the principal subject matter of which is not Taxes).
(i) Neither the Company nor any Company Subsidiary has ever been a member of an affiliated group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which is the Company). Neither the Company nor any Company Subsidiary has any Liability for the Taxes of any Person (other than the Company and any Company Subsidiary) under Treasury Regulations section 1.1502-6 (or any similar provision of state, local, or non-U.S. law), as a transferee or successor, by Contract, or otherwise (other than customary commercial Contracts the principal subject matter of which is not Taxes).
(j) Neither the Company nor any Company Subsidiary has distributed stock of another Person, or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code (or any similar provision of state, local, or non-U.S. law).
(k) Neither the Company nor any Company Subsidiary has entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2).
(l) Neither the Company nor any Company Subsidiary (i) is a “controlled foreign corporation” as defined in Section 957 of the Code, (ii) is a “passive foreign investment company” within the meaning of Section 1297 of the Code, (iii) has ever been subject to Tax in any country other than its country of incorporation or formation by virtue of having a permanent establishment (within the meaning of an applicable Tax treaty) or other place of business in such other country, or (iv) is or was a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) or is treated as a U.S. corporation under Section 7874(b) of the Code.
(m) Neither the Company nor any Company Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for Tax purposes; (ii) use of an improper method of accounting for a Tax period ending on or prior to the Closing Date; (iii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed on or prior to the Closing Date; (iv) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law) consummated on or prior to the Closing Date; (v) installment sale or open transaction disposition made on or prior to the Closing Date; (vi) prepaid amount received or deferred revenue accrued on or prior to the Closing Date; or (vii) election under Section 108(i) of the Code (or any similar provision of state, local or foreign Law). The Company has not made any election under Section 965(h) of the Code.
(n) Neither the Company nor any Company Subsidiary has taken or agreed to take any action, or has any knowledge of any fact or circumstance, that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
(o) Neither the Company nor any Company Subsidiary has deferred the payment of any employer payroll Taxes pursuant to the CARES Act.
2.14 Employee Benefit Plans.
(a) Part 2.14(a) of the Company Disclosure Schedule lists all material Company Employee Plans. “Company Employee Plans” shall mean: (i) all employee benefit plans (as defined in Section 3(3) of ERISA whether or not subject to ERISA) and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other material benefit plans, programs or arrangements, and all employment, termination or severance Contracts to which the Company or any of its Subsidiaries is a party (except for offer letters or employment agreements that provide for employment that is terminable at will and without material cost or liability to the Company or its Subsidiaries), with respect to which the Company or any of its Subsidiaries has or could reasonably be expected to have any obligation or that are maintained, contributed to or sponsored by the Company or any Company Affiliate for the benefit of any current or former employee, officer or director of the Company or any Company Affiliate and (ii) and any material consulting contracts, arrangements or understandings between the Company or any Company Affiliate and any natural person consultant of the Company or any Company Affiliate.
(b) The Company has made available to Yumanity a true and complete copy of each material Company Employee Plan and has made available to Yumanity a true and complete copy of each material plan document (or, for any unwritten Company Employee Plan, a written description of the material terms of such Company Employee Plan) (except for individual written Company Option agreements, in which case only forms of such agreements have been made available, unless such individual agreements materially differ from such forms), including as applicable (i) a copy of each trust or other funding arrangement, (ii) the most recent summary plan description and summary of material modifications, (iii) annual reports on IRS Form 5500 for the most recent plan year, (iv) the most recently received IRS determination letter for each such Company Employee Plan, (v) the most recently prepared actuarial report and financial statement in connection with each such Company Employee Plan for each of the prior three (3) years, and (vi) any material non-routine correspondence received or submitted to any Governmental Body within the prior three (3) years. Neither the Company nor any Company Subsidiary has any express or implied commitment (i) to create, enter into, incur liability with respect to or cause to exist any other material employee benefit plan, program or arrangement, (ii) to enter into any Contract to provide compensation or benefits to any individual other than in the Ordinary Course of Business, or (iii) to modify, change or terminate any Company Employee Plan, other than with respect to a modification, change or termination required by ERISA, the Code or other applicable law.
(c) No Company Employee Plan is, and neither the Company nor any of its Subsidiaries or Company Affiliates has ever maintained, contributed to, or had any liability or obligation to contribute to, (i) a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA) (a “Multiemployer Plan”),

(ii) a “multiple employer plan” (within the meaning of Section 413(c) of the Code) (a “Multiple Employer Plan”), (iii) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA), (iv) a funded welfare benefit plan (within the meaning of Section 210 of ERISA or Section 413(c) of the Code (a “Funded Welfare Plan”), or (v) any plan that is subject to Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA.
(d) None of the Company Employee Plans provides for or promises retiree medical, disability or life insurance benefits to any current or former employee, officer or director of the Company or any Company Subsidiary, except as required by Section 4980B of the Code, Part 6 of Title I of ERISA or similar applicable law.
(e) Except as provided in this Agreement or as set forth in Part 2.14(e) of the Company Disclosure Schedule, the execution of this Agreement and the consummation of the Contemplated Transactions (alone or together with any other event which, standing alone, would not by itself trigger such entitlement or acceleration) will not (i) entitle any person to any payment, forgiveness of indebtedness, vesting, distribution, or increase in benefits under or with respect to any Company Employee Plan, (ii) otherwise trigger any acceleration (of vesting or payment of benefits or otherwise) under or with respect to any Company Employee Plan, (iii) trigger any obligation to fund any Company Employee Plan, (iv) limit the right to merge, amend or terminate any Company Employee Plan or (v) result in the receipt or retention by any person who is a “disqualified individual” (within the meaning of Code Section 280G) with respect to the Company and its Subsidiaries of any payment or benefit that is or could be characterized as a “parachute payment” (within the meaning of Section 280G of the Code), determined without regard to the application of Section 280G(b)(5) of the Code.
(f) No current or former director, employee, or consultant of the Company is entitled to receive a tax gross-up or “make-whole” payment from the Company with respect to any taxes that may be imposed upon such individual pursuant to Section 409A of the Code, Section 4999 of the Code, or otherwise.
(g) Each Company Employee Plan has been established and operated in all material respects in accordance with its terms and the requirements of all applicable Laws including ERISA and the Code. The Company and Company’s Subsidiaries have performed all material obligations required to be performed by them under and are not in material default under or in material violation of, and, to the Knowledge of the Company, there is no material default or material violation by any party to, any Company Employee Plan. No Legal Proceeding is pending or threatened with respect to any Company Employee Plan (other than routine claims for benefits in the Ordinary Course of Business), and to the Knowledge of the Company, there is no reasonable basis for any such Legal Proceeding.
(h) Each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination, notification or advisory letter with respect to such qualification, or may rely upon an opinion letter for a prototype plan, and no event or omission has occurred that would cause any Company Employee Plan to lose such qualification or require corrective action to the IRS Employee Plans Compliance Resolution System to maintain such qualification.
(i) There has not been any prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code and not otherwise exempt under Section 408 of ERISA) with respect to any Company Employee Plan that would reasonably be expected to result in liability to the Company or any of its Subsidiaries. All contributions, premiums or payments required to be made with respect to any Company Employee Plan have been made on or before their due dates, except as would not result in material liability to the Company or its Subsidiaries. There are no claims pending or threatened, other than routine claims for benefits. All reports, returns and similar documents required to be filed with any Governmental Body or distributed to any Plan participant have been timely filed or distributed.
(j) Each Company Employee Plan that is in any part a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) of the Code) subject to Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder. No Company Employee Plan or Company Option (whether currently outstanding or previously exercised) is, has been or would be, as applicable, subject to any tax, penalty or interest under Section 409A of the Code.
(k) No Company Employee Plan is subject to the laws of any jurisdiction outside the United States.

2.15 Labor and Employment.
(a) The Company and its Subsidiaries are in compliance in all material respects with all applicable Laws relating to the employment of labor, including but not limited to those related to wages, hours, collective bargaining, equal employment opportunity, occupational health and safety, immigration, individual and collective consultation, notice of termination, and redundancy, and are not liable for any arrears of wages, taxes, penalties or other sums for failure to comply with any of the foregoing. There is no charge or other Legal Proceeding pending or, to the Knowledge of the Company, threatened or reasonably anticipated before the U.S. Equal Employment Opportunity Commission (the “EEOC”), any court, or any other Governmental Authority of competent jurisdiction with respect to the employment practices of the Company or any Company Subsidiary, except as described on Part 2.15(a) of the Company Disclosure Schedule. Neither the Company nor any Company Subsidiary is a party to, or otherwise bound by, any consent decree with, or citation by, the EEOC or any other Governmental Authority of competent jurisdiction relating to employees or employment practices. Neither the Company nor any Company Subsidiary has received any notice of intent by the EEOC or any other Governmental Authority of competent jurisdiction responsible for the enforcement of labor or employment Laws to conduct an investigation or inquiry relating to the Company or any Company Subsidiary, and to the Knowledge of the Company, no such investigation or inquiry is in progress. The employment of all employees of the Company and its Subsidiaries is terminable at will without cost or liability to the Company or its Subsidiaries, except for amounts earned prior to the time of termination and except as set forth in Part 2.15(a) of the Company Disclosure Schedule).
(b) The Company has made available to Yumanity a list of each employee and consultant that provides services to the Company or any Company Subsidiary and the location in which each such employee and consultant is based and primarily performs his or her duties or services. No Key Employee has advised the Company or any Company Subsidiary in writing of his or her intention to terminate his or her relationship as an employee of the Company or such Subsidiary for any reason, including because of the consummation of the Contemplated Transactions and, except as set forth in Part 2.15(b) of the Company Disclosure Schedule, the Company and the Subsidiary have no plans or intentions to terminate any such Key Employee. Part 2.15(b) of the Company Disclosure Schedule sets forth a complete and accurate list of all offers of employment that are outstanding to any person from the Company or any Company Subsidiary.
(c) To the Knowledge of the Company, no employee, officer or director of the Company or any Company Subsidiary is a party to, or is otherwise bound by, any Contract with a former employer, including any confidentiality, non-competition or proprietary rights agreement, that affects (i) the performance of his or her duties as an employee, officer or director of the Company or the Company Subsidiary, or (ii) the ability of the Company or any Company Subsidiary to conduct its business, in each case in any manner that would have a Company Material Adverse Effect. To the Knowledge of the Company, no employee, officer or director of the Company is in violation, in any material respect, of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, non-competition agreement or restrictive covenant to a former employer, which violation would have a Company Material Adverse Effect.
(d) There are no material controversies pending or, to the Knowledge of the Company, threatened between the Company or any Company Subsidiary and any of their respective present or former employees or independent contractors.
(e) Neither the Company nor any Company Subsidiary is a party to any collective bargaining agreement, work council agreement, work force agreement or any other labor union Contract applicable to persons employed by the Company or any Company Subsidiary; to the Knowledge of the Company, none of the employees or independent contractors of the Company or any Company Subsidiary is represented by any union, works council, or any other labor organization; and, to the Knowledge of the Company, there are no activities or proceedings of any labor union to organize any such employees or independent contractors.
(f) There are no grievances filed pursuant to any collective bargaining agreement, work council agreement or other labor contract currently pending against the Company or any Company Subsidiary. There are no unfair labor practice complaints pending, or, to the Knowledge of Company, threatened, against the Company or any Company Subsidiary before the National Labor Relations Board or any court, tribunal or other Governmental Authority of competent jurisdiction, or any current union representation questions involving employees of the Company or any Company Subsidiary. There is no strike, slowdown, work stoppage lockout, or similar labor disputes, or, to the Knowledge of the Company, threat thereof, by or with respect to any employees of the Company or any Company Subsidiary.
(g) Except as would not result in material liability to the Company, all individuals who are or were performing consulting or other services for the Company or any Company Subsidiary have been correctly classified by the Company or the Company Subsidiary in all material respects as either “independent contractors” or “employees” as the case may be. Except as would not result in material liability to the Company or its Subsidiaries, all individuals who are classified as exempt and are or were performing services for the Company or any Company Subsidiary have been correctly classified by the Company or the Company Subsidiary in all material respects as “exempt” from all applicable wage and hour Laws, including but not limited to Laws governing minimum wage, overtime compensation, meal periods and rest breaks.
(h) The Company and each Company Subsidiary is in compliance with all Laws applicable to employment and employment practices, including all Laws respecting terms and conditions of employment, wages, hours, equal employment opportunity, employment discrimination, worker classification (including the proper classification of workers as independent contractors and consultants and exempt or non-exempt), immigration, work authorization, occupational health and safety, workers’ compensation, the payment of social security and other employment taxes, disability rights or benefits, plant closures and layoffs, affirmative action and affirmative action plans, labor relations, employee leave issues and unemployment insurance.
2.16  Environmental Matters. Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and each Company Subsidiary is in compliance in all material respects with all applicable Environmental Laws, which compliance includes the possession by the Company of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof. Neither the Company nor any Company Subsidiary has received since January 1, 2020 any written notice or other communication (in writing or otherwise), whether from a Governmental Body or employee, that alleges that the Company or any Company Subsidiary is not in compliance with any Environmental Law, and, to the Knowledge of the Company, there are no circumstances that may prevent or interfere with the Company’s or any of its Subsidiaries’ compliance with any Environmental Law in the future. To the Knowledge of the Company: (i) no current or prior owner of any property currently or then leased or controlled by the Company or any of its Subsidiaries has received since January 1, 2020 any written notice or other communication (in writing or otherwise) relating to property owned or leased by the Company or any of its Subsidiaries, whether from a Governmental Body or employee, that alleges that such current or prior owner or the Company or any of its Subsidiaries is not in compliance with or has violated any Environmental Law relating to such property and (ii) neither the Company nor any of its Subsidiaries has any material liability under any Environmental Law that would reasonably be expected to have a Company Material Adverse Effect.
2.17  Insurance.
(a) The Company has made available to Yumanity accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company and each Company Subsidiary. Each of the insurance policies is in full force and effect and the Company and each Company Subsidiary are in material compliance with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2020, neither the Company nor any Company Subsidiary has received any written notice or other written communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy; or (iii) material adjustment in the amount of the premiums payable with respect to any insurance policy. To the Knowledge of the Company, there is no pending workers’ compensation or other claim under or based upon any insurance policy of the Company or any Company Subsidiary. All information provided to insurance carriers (in applications and otherwise) on behalf of the Company and each Company Subsidiary is accurate and complete in all material respects. The Company and each Company Subsidiary have provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending or threatened in writing against the Company or any Company Subsidiary, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or, to the Knowledge of the Company, informed the Company or any Company Subsidiary of its intent to do so.

(b) The Company has made available to Yumanity accurate and complete copies of the existing policies (primary and excess) of directors’ and officers’ liability insurance maintained by the Company and each Company Subsidiary as of the date of this Agreement (the “Existing Company D&O Policies”). Part 2.17(b) of the Company Disclosure Schedule accurately sets forth the most recent annual premiums paid by the Company and each Company Subsidiary with respect to the Existing Company D&O Policies.
2.18 Legal Proceedings; Orders.
(a) Except as set forth in Part 2.18(a) of the Company Disclosure Schedule, there is no pending Legal Proceeding, and, to the Knowledge of the Company, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves the Company or any of its Subsidiaries, any Company Associate (in his or her capacity as such) or any of the material assets owned or used by the Company or its Subsidiaries; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions. To the Knowledge of the Company, no event has occurred, and no claim, dispute or other condition or circumstance exists, that will give rise to or serve as the basis for the commencement of any meritorious Legal Proceeding.
(b) There is no order, writ, injunction, judgment or decree to which the Company or any Company Subsidiary, or any of the material assets owned or used by the Company or any Company Subsidiary, is subject. To the Knowledge of the Company, no officer or other Key Employee of the Company or any Company Subsidiary is subject to any order, writ, injunction, judgment or decree that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the business of the Company or any Company Subsidiary or to any material assets owned or used by the Company or any Company Subsidiary.
2.19  Authority; Binding Nature of Agreement. The Company and each Company Subsidiary have all necessary corporate power and authority to enter into and to perform its obligations under this Agreement. The Company Board of Directors (at one or more meetings duly called and held) has: (a) determined that the Contemplated Transactions are advisable and fair to and in the best interests of the Company and its shareholders; (b) duly authorized and approved by all necessary corporate action, the execution, delivery and performance of this Agreement and the transactions contemplated hereby, including the Contemplated Transactions, subject to the Required Company Shareholder Vote; and (c) recommended the adoption and approval of this Agreement by the holders of Company Capital Stock. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Yumanity, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. Prior to the execution of the Company Shareholder Support Agreements, the Company Board of Directors approved the Company Shareholder Support Agreements and the transactions contemplated thereby.
2.20 Vote Required. The affirmative vote of a majority of the shares of the Company Voting Common Stock, as outstanding on the record date for the Company Shareholder Written Consent and entitled to vote thereon (the “Required Company Shareholder Vote”) is the only vote of the holders of any class or series of Company Capital Stock necessary to adopt or approve this Agreement and approve the Contemplated Transactions and the matters set forth in Section 5.2(a).
2.21  Non-Contravention; Consents. Subject to Part 2.21 of the Company Disclosure Schedule, and subject to obtaining the Required Company Shareholder Vote, the filing of the Articles of Merger required by the WBCA and any filings or notifications that may be required in connection with the Contemplated Transactions under any US or non-US antitrust, merger control, or competition laws, neither (x) the execution, delivery or performance of this Agreement by the Company, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):
(a)  contravene, conflict with or result in a violation of (i) any of the provisions of the articles of incorporation, bylaws or other charter or organizational documents of the Company or (ii) any resolution adopted by the Company shareholders, the Company Board of Directors or any committee of the Company Board of Directors;

(b)  contravene, conflict with or result in a material violation of, or give any Governmental Body or, to the Knowledge of the Company, other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Legal Requirement or any order, writ, injunction, judgment or decree to which the Company or its Subsidiaries, or any of the assets owned or used by the Company or its Subsidiaries, is subject;
(c)  contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by the Company or its Subsidiaries or that otherwise relates to the business of the Company or its Subsidiaries or to any of the material assets owned or used by the Company or its Subsidiaries;
(d)  contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Company Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any Company Contract; (ii) a rebate, chargeback, penalty or change in delivery schedule under any such Company Contract; (iii) accelerate the maturity or performance of any Company Contract; or (iv) cancel, terminate or modify any term of any Company Contract, except, in the case of any Company Material Contract, any non-material breach, default, penalty or modification and, in the case of all other Company Contracts, any breach, default, penalty or modification that would not result in a Company Material Adverse Effect;
(e) result in the imposition or creation of any Encumbrance upon or with respect to any material asset owned or used by the Company or its Subsidiaries (except for minor liens that will not, in any case or in the aggregate, materially detract from the value of the assets subject thereto or materially impair the operations of the Company); or
(f) result in the transfer of any material asset of the Company or its Subsidiaries to any Person.
Except (i) for any Consent set forth in Part 2.21 of the Company Disclosure Schedule under any Company Contract, (ii) the filing of the Articles of Merger with the Secretary of State of the State of Washington pursuant to the WBCA, and (iii) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, neither the Company nor any of its Subsidiaries was, is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement or (y) the consummation of the Contemplated Transactions.
2.22 No Financial Advisor. Except as set forth in Part 2.22 of the Company Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.
2.23  Privacy. The Company has complied in all material respects with all Privacy Obligations and its respective internal and external privacy policies relating to the use, collection, storage, disclosure and transfer of any Personal Information collected by the Company or by third parties having authorized access to the records of the Company. The execution, delivery and performance of this Agreement will comply in all material respects with all Privacy Obligations and with the Company’s privacy policies. The Company has not received a written complaint regarding the Company’s collection, use or disclosure of Personal Information. There has been no (i) unauthorized acquisition of, access to, loss of, misuse (by any means) of any Sensitive Data, or (ii) unauthorized or unlawful processing of any Sensitive Data or Personal Information, in each case, used or held for use by or on behalf of the Company. No Person has, in the last three (3) years, threatened to bring any proceeding pursuant to any written notice, or commenced any proceeding with respect to the Company’s privacy, security or data protection practices, including any loss, damage or unauthorized access, use, disclosure, modification or other misuse of any Personal Information maintained by, or on behalf of, the Company and, to the Company’s Knowledge, there is no reasonable basis for such proceeding.
2.24  Disclosure. The information supplied by the Company and each Company Subsidiary for inclusion in the Proxy Statement (including any Company Financials and the Required Company Financials when delivered pursuant to Section 5.1(a)) will not, as of the date of the Proxy Statement or as of the date such information is prepared or presented, (i) contain any statement that is inaccurate or misleading with respect to any material facts or (ii) omit to state any material fact necessary in order to make such information, in the light of the circumstances under which such information is provided, not false or misleading.
2.25 No Other Representations or Warranties. Except for the representations and warranties expressly set forth in this Agreement, neither the Company nor any other Person on behalf of the Company makes any express or implied representation or warranty with respect to the Company or with respect to any other information provided to Yumanity or Merger Sub in connection with the transactions contemplated hereby.
2.26  Disclaimer of Other Representations and Warranties. The Company acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement (a) each of Yumanity and Merger Sub is not making and has not made any representations or warranties relating to itself or its business or otherwise in connection with the transactions contemplated by this Agreement, including the Merger, and none of the Company or its Representatives is relying on any representation or warranty of Yumanity or Merger Sub except for those expressly set forth in this Agreement, (b) no Person has been authorized by Yumanity or Merger Sub to make any representation or warranty relating to Yumanity or Merger Sub or their respective businesses, and if made, such representation or warranty must not be relied upon by the Company as having been authorized by Yumanity or Merger Sub and (c) any estimates, projections, forecasts, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to the Company or any of its Representatives are not and shall not be deemed to be or include representations or warranties unless any such materials or information are the subject of any express representation or warranty set forth in this Agreement.
ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF YUMANITY AND MERGER SUB
Yumanity and Merger Sub represent and warrant to the Company as follows, except as set forth in (a) the written disclosure schedule delivered by Yumanity to the Company (the “Yumanity Disclosure Schedule”) or (b) the Yumanity SEC Documents (but (A) without giving effect to any amendment thereof filed with, or furnished to the SEC on or after the date hereof, and (B) excluding any disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature, and provided that in the event of any inconsistency between any disclosure in the Yumanity Disclosure Schedule and in the Yumanity SEC Documents, the inconsistent disclosure in the Yumanity SEC Documents shall be ignored, provided further that it is understood that the omission of a disclosure in the Yumanity Disclosure Schedule shall not be deemed, in and of itself, to be an inconsistency) filed with or furnished to the SEC by the Company on or after January 1, 2020 and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval system on or before the day that is one (1) Business Day prior to the date of this Agreement. The Yumanity Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Article 3. The disclosures in any section or subsection of the Yumanity Disclosure Schedule shall qualify other sections and subsections in this Article 3 to the extent it is reasonably clear from a reading of the disclosure that such disclosure is applicable to such other sections and subsections. The inclusion of any information in the Yumanity Disclosure Schedule (or any update thereto) shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed, is material, has resulted in or would result in a Yumanity Material Adverse Effect, or is outside the Ordinary Course of Business.
3.1  Subsidiaries; Due Organization; Etc.
(a) Other than Merger Sub, Yumanity has no Subsidiaries, except for the Entities identified in Part 3.1(a) of the Yumanity Disclosure Schedule; and neither Yumanity nor any of the other Entities identified in Part 3.1(a) of the Yumanity Disclosure Schedule owns any capital stock of, or any equity interest of any nature in, any other Entity, other than the Entities identified in Part 3.1(a) of the Yumanity Disclosure Schedule. Yumanity has not agreed nor is obligated to make, nor is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Yumanity has not, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

(b) Each of Yumanity and the Yumanity Subsidiaries is a corporation or company, as applicable, duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Contracts by which it is bound.
(c) Each of Yumanity and the Yumanity Subsidiaries is qualified to do business as a foreign corporation or company, as applicable, and is in good standing (or the equivalent thereof, if applicable, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof), under the laws of all jurisdictions where the nature of its business requires such qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Yumanity Material Adverse Effect.
3.2  Certificate of Incorporation; Bylaws; Charters and Codes of Conduct. Yumanity has made available to the Company accurate and complete copies of the certificate of incorporation, bylaws and other charter and organizational documents, including all amendments thereto, for Yumanity and each Yumanity Subsidiary. Neither Yumanity nor any Yumanity Subsidiary has taken any action in breach or violation in any material respect of any of the material provisions of its certificate of incorporation, bylaws and other charter and organizational documents nor is in breach or violation in any material respect of any of the material provisions of its certificate of incorporation, bylaws and other charter and organizational documents.
3.3  Capitalization, Etc.
(a) The authorized capital stock of Yumanity consists of (i) 125,000,000 shares of Yumanity Common Stock, par value $0.001 per share, of which 10,846,945 shares have been issued and are outstanding as of June 3, 2022 (the “Capitalization Date”) and (ii) 5,000,000 shares of preferred stock, par value $0.001 per share, of which no shares are issued and outstanding as of the Capitalization Date. Yumanity does not hold any shares of its capital stock in its treasury. All of the outstanding shares of Yumanity Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable. None of the outstanding shares of Yumanity Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right. None of the outstanding shares of Yumanity Capital Stock is subject to any right of first refusal in favor of Yumanity. Except as contemplated herein and except as identified on Part 3.3(a)(i) of the Yumanity Disclosure Schedule, there is no Yumanity Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Yumanity Capital Stock. Yumanity is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Yumanity Capital Stock or other securities. Part 3.3(a)(ii) of the Yumanity Disclosure Schedule accurately and completely describes all repurchase rights held by Yumanity with respect to shares of Yumanity Capital Stock (including shares issued pursuant to the exercise of stock options) and specifies which of those repurchase rights are currently exercisable.
(b) Except for the Yumanity 2016 Stock Option and Incentive Plan (the “2016 Plan”), the Yumanity 2016 Employee Stock Purchase Plan (the “ESPP”), the Yumanity 2018 Stock Option and Grant Plan (the “2018 Plan”) or the Yumanity 2021 Inducement Plan (the “2021 Plan”), or except as set forth in Part 3.3(b) of the Yumanity Disclosure Schedule, Yumanity does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. As of the date hereof, Yumanity has reserved 699,061 shares of Yumanity Common Stock for issuance under the 2016 Plan, 48,564 shares of Yumanity Common Stock for issuance under the ESPP, 1,527,210 shares of Yumanity Common Stock for issuance under the 2018 Plan and 400,000 shares of Yumanity Common Stock for issuance under the 2021 Plan. As of the date hereof, of such reserved shares of Yumanity Common Stock, 1,441,257 shares of Yumanity Common Stock may be issued upon the exercise of outstanding stock options and the vesting of outstanding restricted stock units as of the Capitalization Date, 556,338 shares remain available for future issuance pursuant to the 2016 Plan, 203,321 shares remain available for future issuance pursuant to the 2018 Plan and 248,725 shares remain available for future issuance pursuant to the 2021 Plan. Part 3.3(b)(i) of the Yumanity Disclosure Schedule sets forth the following information with respect to each Yumanity Option outstanding as of the date of this Agreement: (A) the name of the optionee; (B) the number of shares of Yumanity Common Stock subject to such Yumanity Option at the time of grant; (C) the number of shares of Yumanity Common Stock subject to such Yumanity Option as of the date of this Agreement; (D) the exercise price of such

Yumanity Option; (E) the date on which such Yumanity Option was granted; (F) the applicable vesting schedule, including the number of vested and unvested shares subject to such Yumanity Option; (G) the date on which such Yumanity Option expires; (H) whether such Yumanity Option is intended to be an “incentive stock option” (as defined in the Code) or a non-qualified stock option; and (I) whether or not such Yumanity Option is an “early exercise” stock option. Yumanity has made available to the Company an accurate and complete copy of the 2016 Plan, the ESPP, the 2018 Plan and the 2021 Plan and the forms of all equity awards approved for use thereunder. Except as provided in this Agreement, no vesting of Yumanity Options or Yumanity RSUs will accelerate in connection with the closing of the Contemplated Transactions. Part 3.3(b)(ii) of the Yumanity Disclosure Schedule sets forth the following information with respect to each Yumanity RSU outstanding as of the date of this Agreement: (A) the name of the holder; (B) the number of shares of Yumanity Common Stock subject to such Yumanity RSUs at the time of grant; (C) the number of shares of Yumanity Common Stock subject to such Yumanity RSUs as of the date of this Agreement; (D) the date on which such Yumanity RSUs were granted; and (E) the applicable vesting schedule, including the number of vested and unvested shares subject to such Yumanity RSUs. Part 3.3(b)(iii) of the Yumanity Disclosure Schedule sets forth the following information with respect to each Yumanity RSA outstanding as of the date of this Agreement: (A) the name of the holder; (B) the number of shares of Yumanity Common Stock subject to such Yumanity RSAs at the time of grant; (C) the number of shares of Yumanity Common Stock subject to such Yumanity RSAs as of the date of this Agreement; (D) the date on which such Yumanity RSAs were granted; and (E) the applicable vesting schedule, including the number of vested and unvested shares subject to such Yumanity RSAs.
(c) Except for the outstanding Yumanity Options as set forth in Section 3.3(b), for the warrants identified in Yumanity’s most recent Quarterly Report on Form 10-Q filed with the SEC as of the date hereof (the “Yumanity Warrants”) or as set forth in Part 3.3(c) of the Yumanity Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Yumanity or any of its Subsidiaries; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Yumanity or any of its Subsidiaries; (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Yumanity or any of its Subsidiaries is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities; or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Yumanity or any of its Subsidiaries. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to Yumanity or any of its Subsidiaries.
(d) All outstanding shares of Yumanity Capital Stock, as well as all options, warrants and other securities of Yumanity have been issued and granted in material compliance with (i) all applicable securities laws and other applicable Legal Requirements, and (ii) all requirements set forth in applicable Contracts. Yumanity has made available to the Company accurate and complete copies of all Yumanity Warrants. Except as identified on Part 3.3(c) of the Yumanity Disclosure Schedule, there are no warrants to purchase capital stock of Yumanity outstanding on the date of this Agreement.
3.4 SEC Filings; Financial Statements.
(a)  Yumanity has made available to the Company accurate and complete copies of all registration statements, proxy statements, Certifications (as defined below) and other statements, reports, schedules, forms and other documents filed by Yumanity with the SEC since January 1, 2020 (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, the “Yumanity SEC Documents”), other than such documents that can be obtained on the SEC’s website at www.sec.gov. Except as set forth in Part 3.4(a) of the Yumanity Disclosure Schedule, all material statements, reports, schedules, forms and other documents required to have been filed by Yumanity or its officers with the SEC have been so filed on a timely basis. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the Yumanity SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and, to Yumanity’s Knowledge, as of the time they were filed, none of the Yumanity SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except to the extent that the information in such Yumanity SEC Document has been amended or superseded by a later Yumanity SEC Document filed prior to the date hereof. The certifications and statements required by (A) Rule 13a-14 under the Exchange Act and (B) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to the Yumanity SEC Documents (collectively, the “Certifications”) are accurate and complete and comply as to form and content with all applicable Legal Requirements. As used in this Article 3, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.
(b) The financial statements (including any related notes) contained or incorporated by reference in the Yumanity SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated; and (iii) fairly present in all material respects the consolidated financial position of Yumanity as of the respective dates thereof and the results of operations and cash flows of Yumanity for the periods covered thereby. Other than as expressly disclosed in the Yumanity SEC Documents filed prior to the date hereof, there has been no material change in Yumanity’s accounting methods or principles that would be required to be disclosed in Yumanity’s financial statements in accordance with GAAP. The books of account and other financial records of Yumanity and each of its Subsidiaries are true and complete in all material respects.
(c)  Yumanity’s auditor has at all times since the date of enactment of the Sarbanes-Oxley Act been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act); (ii) to the Knowledge of Yumanity, “independent” with respect to Yumanity within the meaning of Regulation S-X under the Exchange Act; and (iii) to the Knowledge of Yumanity, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board thereunder.
(d) Except as set forth in Part 3.4(d) of the Yumanity Disclosure Schedule, from January 1, 2020, through the date hereof, Yumanity has not received any comment letter from the SEC or the staff thereof or any correspondence from Nasdaq or the staff thereof relating to the delisting or maintenance of listing of the Yumanity Common Stock on the Nasdaq Global Market. Yumanity has not disclosed any unresolved comments in its Yumanity SEC Documents.
(e) Since January 1, 2020, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer or chief financial officer of Yumanity, the Yumanity Board of Directors or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls required by the Sarbanes-Oxley Act.
(f)  Yumanity is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and governance rules and regulations of the Nasdaq Global Market.
(g)  Yumanity maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance (i) that Yumanity maintains records that in reasonable detail accurately and fairly reflect Yumanity’s transactions and dispositions of assets, (ii) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (iii) that receipts and expenditures are made only in accordance with authorizations of management and the Yumanity Board of Directors, and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Yumanity’s assets that could have a material effect on Yumanity’s financial statements. Yumanity has evaluated the effectiveness of Yumanity’s internal control over financial reporting and, to the extent required by applicable law, presented in any applicable Yumanity SEC Document that is a report on Form 10-K or Form 10-Q (or any amendment thereto) its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. Yumanity has disclosed to Yumanity’s auditors and the Audit Committee of the

Yumanity Board of Directors (and made available to the Company a summary of the significant aspects of such disclosure) (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Yumanity’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Yumanity’s internal control over financial reporting. Except as disclosed in the Yumanity SEC Documents filed prior to the date hereof, Yumanity has not identified any material weaknesses in the design or operation of Yumanity’s internal control over financial reporting. Since January 1, 2020, there have been no material changes in Yumanity’s internal control over financial reporting.
(h)  Yumanity’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Yumanity in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Yumanity’s management as appropriate to allow timely decisions regarding required disclosure and to make the Certifications.
(i) Since January 1, 2020, (i) Yumanity has not received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Yumanity’s internal accounting controls relating to periods after January 1, 2020, including any material complaint, allegation, assertion or claim that Yumanity has engaged in questionable accounting or auditing practices (except for any of the foregoing after the date of this Agreement which have no reasonable basis), and (ii) no attorney representing Yumanity, whether or not employed by Yumanity, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation, relating to periods after January 1, 2020, by Yumanity or agents to the Yumanity Board of Directors or any committee thereof or, to the Knowledge of Yumanity, to any director or officer of Yumanity.
3.5 Absence of Changes. Except as set forth in Part 3.5 of the Yumanity Disclosure Schedule, between January 1, 2022 and the date of this Agreement and except as otherwise expressly contemplated by this Agreement, Yumanity has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been (a) any material loss, damage or destruction to, or any material interruption in the use of, any of the material assets or business of Yumanity or any Yumanity Subsidiary (whether or not covered by insurance), (b) any Yumanity Material Adverse Effect or an event or development that would, individually or in the aggregate, reasonably be expected to have a Yumanity Material Adverse Effect, or (c) any event or development that would, if occurring following the execution of this Agreement require the consent of the Company pursuant to Section 4.4(a).
3.6  Intellectual Property.
(a) Part 3.6(a) of the Yumanity Disclosure Schedule lists: (i) all Yumanity Registered Intellectual Property, including the jurisdictions in which each such item of Intellectual Property has been issued or registered, in which any application for such issuance and registration has been filed, or in which any other filing or recordation has been made and (ii) all actions that are required to be taken by Yumanity within 60 days of the date hereof with respect to such Yumanity-Owned IP Rights in order to avoid prejudice to, impairment or abandonment of such Yumanity-Owned IP Rights. Yumanity has taken reasonable actions to maintain and protect such Yumanity-Owned IP Rights. As of the date hereof, all registration, maintenance and renewal fees currently due in connection with such Yumanity Registered Intellectual Property have been paid and all documents, recordations and certificates in connection with such Yumanity Registered Intellectual Property currently required to be filed have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of prosecuting, maintaining and perfecting such Yumanity Registered Intellectual Property and recording Yumanity’s ownership interests therein.
(b)  Yumanity and the Yumanity Subsidiaries own each item of Yumanity-Owned IP Rights, free and clear of any Encumbrances.
(c) To the Knowledge of Yumanity, the Yumanity IP Rights are valid and enforceable. Yumanity has not misrepresented, or failed to disclose, any facts or circumstances in any application for any Yumanity Registered Intellectual Property that would constitute fraud with respect to such application.

(d) To the Knowledge of Yumanity, the operation of the business of Yumanity and the Yumanity Subsidiaries as such business is currently conducted, as has been conducted since January 1, 2018, does not infringe, misappropriate, or violate any Third-Party IP Rights. As of the date hereof Yumanity has not received any written notice, which involves a claim of infringement or misappropriation or violation of any Third-Party IP Rights.
(e) To the Knowledge of Yumanity, there is no unauthorized use, unauthorized disclosure, infringement or misappropriation of any Yumanity-Owned IP Rights, by any third party. As of the date hereof, Yumanity has not instituted any Legal Proceedings for infringement or misappropriation of any Yumanity-Owned IP Rights.
(f) Each consultant and employee involved in the creation of any material Yumanity-Owned IP Rights for Yumanity has executed proprietary information, confidentiality and assignment agreements that, to extent permitted by Law, assign to Yumanity and/or a Yumanity Subsidiary (or otherwise grant sufficient rights in) all Intellectual Property that are developed by the employees in the course of their employment and contain confidentiality provisions protecting confidential information of the Company, and, with respect to consultants, all Intellectual Property that are developed by such consultants in the course of performing services for Yumanity or any Yumanity Subsidiaries. Yumanity has provided to the Company copies of all such forms currently used by Yumanity.
(g) No (i) government funding or (ii) facilities of a university, college, other educational institution or research center were used in the development of the Yumanity-Owned IP Rights or any other Yumanity Registered Intellectual Property. To the Knowledge of Yumanity, no current or former employee, consultant or independent contractor of Yumanity, who was involved in, or who contributed to, the creation or development of any Yumanity-Owned IP Rights or any other Yumanity Registered Intellectual Property, has performed services for any government, university, college or other educational institution or research center during a period of time during which such employee, consultant or independent contractor was also performing services for Yumanity.
(h) Neither the execution and delivery or effectiveness of this Agreement nor the performance of Yumanity’s obligations under this Agreement will cause (a) the forfeiture or termination of, or give rise to a right of forfeiture or termination of any material Yumanity IP Right or any other Yumanity-Owned IP Rights or (b) additional payment obligations by Yumanity in order to use or exploit material Yumanity IP Rights or any other Yumanity-Owned IP Rights to the same extent as Yumanity was permitted before the date hereof.
(i)  Yumanity has taken commercially reasonable efforts to protect and preserve the confidentiality of all confidential or non-public information included in the Yumanity-Owned IP Rights that Yumanity intends to retain as confidential (“Yumanity Confidential Information”). To the Knowledge of Yumanity, all use and/or disclosure of Yumanity Confidential Information by or to a third party has been pursuant to the terms of a written Contract between Yumanity or the Yumanity Subsidiaries and such third party. Yumanity has not experienced any breach of security or otherwise unauthorized access by third parties to Yumanity Confidential Information and any Confidential Information in Yumanity’s or any of its Subsidiaries’ possession, custody or control.
(j)  Notwithstanding anything to the contrary contained herein, the representations and warranties contained in Section 3.6 are the only representations and warranties made by Yumanity that address matters relating to Intellectual Property.
3.7  Agreements, Contracts and Commitments. Part 3.7 of the Yumanity Disclosure Schedule identifies (in each case, as applicable, excluding Contracts entered into in connection with a Permitted Asset Disposition):
(a) each Yumanity Contract relating to any bonus, deferred compensation, severance, incentive compensation, pension, profit-sharing or retirement plans, or any other employee benefit plans or arrangements, other than Yumanity Contracts on Yumanity’s standard form offer letter entered into in the Ordinary Course of Business;
(b) each Yumanity Contract relating to the employment of, or the performance of employment-related services by, any Person, including any employee, consultant or independent contractor, not terminable at will by Yumanity or its Subsidiaries, except to the extent general principles of wrongful termination law may limit Yumanity’s, Yumanity’s Subsidiaries’ or such successor’s ability to terminate employees at will;

(c) each Yumanity Contract relating to any agreement or plan, including any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of the Contemplated Transactions (either alone or in conjunction with any other event, such as termination of employment) or the value of any of the benefits of which will be calculated on the basis of the Contemplated Transactions;
(d) each Yumanity Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business other than indemnification agreements between Yumanity and any of its officers or directors;
(e) each Yumanity Contract containing any covenant limiting the freedom of Yumanity or its Subsidiaries to engage in any line of business or compete with any Person;
(f) each Yumanity Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $50,000 and not cancelable without penalty;
(g) each Yumanity Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity;
(h) each Yumanity Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $50,000 or creating any material Encumbrances with respect to any assets of Yumanity or any Yumanity Subsidiary or any loans or debt obligations with officers or directors of Yumanity;
(i) all Contracts pursuant to which Yumanity or a Yumanity Subsidiary grants any Person a license under any Yumanity IP Rights, other than software licensed to customers in the Ordinary Course of Business;
(j) other than “shrink wrap” and similar generally available commercial end-user licenses to software, all Contracts pursuant to which Yumanity or a Yumanity Subsidiary is licensed to use any Third-Party IP Rights outside the Ordinary Course of Business;
(k) each Yumanity Contract (i) appointing a third party to distribute any Yumanity product, service or technology (identifying any that contain exclusivity provisions); (ii) for a third party to provide services or products with respect to any pre-clinical or clinical development activities of Yumanity; (iii) under which Yumanity or the Yumanity Subsidiaries has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which Yumanity or the Yumanity Subsidiaries has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by Yumanity or such Yumanity Subsidiary; or (iv) to license any third party to manufacture or produce any Yumanity product, service or technology or any Contract to sell, distribute or commercialize any Yumanity products or service, except agreements in the Ordinary Course of Business;
(l) each Yumanity Contract with any financial advisor, broker, finder, investment banker or other Person, providing advisory services to Yumanity in connection with the Contemplated Transactions; or
(m) any other agreement, contract or commitment which is not terminable at will (with no penalty or payment) by Yumanity which involves payment or receipt by Yumanity or the Yumanity Subsidiaries under any such agreement, contract or commitment of $100,000 or more in the aggregate, or obligations after the date of this Agreement in excess of $100,000 in the aggregate. Yumanity has made available to the Company accurate and complete (except for applicable redactions thereto) copies of all Yumanity Material Contracts, including all amendments thereto. There are no Yumanity Material Contracts that are not in written form. Except as set forth in Part 3.7 of the Yumanity Disclosure Schedule, neither Yumanity nor any of the Yumanity Subsidiaries nor, to Yumanity’s Knowledge, as of the date of this Agreement, has any other party to a Yumanity Material Contract breached, violated or defaulted under, or received written notice that it has breached, violated or defaulted under, any of the terms or conditions of any of the agreements, contracts or commitments to which Yumanity or the Yumanity Subsidiaries is a party or by which it is bound of the type described in clauses (a) through (l) above (any such agreement, contract or commitment, an “Yumanity Material Contract”) in such manner as would permit any party to cancel or terminate any Yumanity Material Contract, or would permit any other party to seek damages which would reasonably be expected to be material. The consummation of the Contemplated Transactions shall not (either alone or upon the occurrence of additional acts or events) result in any material payment or payments becoming due from Yumanity or any Yumanity Subsidiary to any Person under any Yumanity Contract.
3.8  Liabilities. As of the date hereof, neither Yumanity nor any Yumanity Subsidiary has any Liability except for: (a) Liabilities identified as such in the Yumanity Unaudited Interim Balance Sheet; (b) normal and recurring current Liabilities that have been incurred by Yumanity or its Subsidiaries since the date of the Yumanity Unaudited Interim Balance Sheet in the Ordinary Course of Business; (c) Liabilities for performance in the Ordinary Course of Business of obligations of Yumanity or any Yumanity Subsidiary under Yumanity Contracts, including the reasonably expected performance of such Yumanity Contracts in accordance with their terms (which would not include, for example, any instances of breach or indemnification); (d) Liabilities incurred in connection with the Contemplated Transactions; and (e) Liabilities described in Part 3.8 of the Yumanity Disclosure Schedule.
3.9 Compliance; Permits; Restrictions.
(a)  Yumanity and each Yumanity Subsidiary are, and since January 1, 2020 have been, in compliance in all material respects with all applicable Legal Requirements. No investigation, claim, suit, proceeding, audit or other Legal Proceeding by any Governmental Body is pending or, to the Knowledge of Yumanity, threatened in writing against Yumanity or any Yumanity Subsidiary. There is no agreement, judgment, injunction, order or decree binding upon Yumanity or any Yumanity Subsidiary which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Yumanity or any Yumanity Subsidiary, any acquisition of material property by Yumanity or any Yumanity Subsidiary or the conduct of business by Yumanity or any Yumanity Subsidiary as currently conducted, (ii) is reasonably likely to have a material adverse effect on Yumanity’s ability to comply with or perform any covenant or obligation under this Agreement or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.
(b) Except for matters regarding the FDA, Yumanity and the Yumanity Subsidiaries hold all required Governmental Authorizations which are material to the operation of the business of Yumanity (collectively, the “Yumanity Permits”) as currently conducted. Part 3.9(b) of the Yumanity Disclosure Schedule identifies each Yumanity Permit. Each of Yumanity and each Yumanity Subsidiary is in material compliance with the terms of the Yumanity Permits. No action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending or, to the Knowledge of Yumanity, threatened in writing, which seeks to revoke, substantially limit, suspend, or materially modify any Yumanity Permit. The rights and benefits of each material Yumanity Permit will be available to the Surviving Corporation immediately after the Effective Time on terms substantially identical to those enjoyed by Yumanity and the Yumanity Subsidiaries as of the date of this Agreement and immediately prior to the Effective Time.
(c) There are no proceedings pending or, to the Knowledge of Yumanity, threatened in writing with respect to an alleged material violation by Yumanity or any of the Yumanity Subsidiaries of the FDCA, FDA regulations adopted thereunder, the Controlled Substance Act or any other similar Legal Requirements promulgated by the FDA or a Drug/Device Regulatory Agency.
(d)  Yumanity and each of the Yumanity Subsidiaries holds all required Governmental Authorizations issuable by any Drug/Device Regulatory Agency necessary for the conduct of the business of Yumanity or such Subsidiary as currently conducted, and, as applicable, development, clinical testing and manufacturing as currently conducted of any of its product candidates (the “Yumanity Product Candidates”) (collectively, the “Yumanity Regulatory Permits”), and no such Yumanity Regulatory Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated or (ii) modified in any materially adverse manner. Yumanity and each Yumanity Subsidiary is in compliance in all material respects with the Yumanity Regulatory Permits and have not received any written notice or other written communication from any Drug/Device Regulatory Agency regarding (A) any material violation of or failure to comply materially with any term or requirement of any Yumanity Regulatory Permit or (B) any revocation, withdrawal, suspension, cancellation, termination or material modification of any Yumanity Regulatory Permit.
(e) All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, Yumanity or the Yumanity Subsidiaries or in which Yumanity or its Subsidiaries or their respective current products or product candidates, including the Yumanity Product Candidates, have participated were, and if still pending are being, conducted in all material respects in accordance with standard medical and scientific research procedures and in compliance with the applicable regulations of the Drug/Device Regulatory Agencies and other applicable Legal Requirements, including 21 C.F.R. Parts 50, 54, 56, 58 and 312.
(f) Neither Yumanity nor any Yumanity Subsidiary is the subject of any pending, or to the Knowledge of Yumanity, threatened in writing investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. To the Knowledge of Yumanity or any of the Yumanity Subsidiaries, neither Yumanity nor the Yumanity Subsidiaries has committed any acts, made any statement, or failed to make any statement, in each case in respect of its business or products that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto. None of Yumanity or any of the Yumanity Subsidiaries or any of their respective officers, employees or agents has been debarred or convicted of any crime or engaged in any conduct that could result in a debarment or exclusion (i) under 21 U.S.C. Section 335a or (ii) any similar applicable Legal Requirement. To the Knowledge of Yumanity, no debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or threatened in writing against Yumanity, any Yumanity Subsidiary or any of their respective officers, employees or agents.
3.10  Anti-Corruption Compliance; Trade Control Laws and Sanctions.
(a) For the past three years, Yumanity and the Yumanity Subsidiaries, and their respective directors, officers and employees and, to the knowledge of Yumanity, their respective distributors, agents, representatives, sales intermediaries and other Persons acting on behalf of Yumanity and the Yumanity Subsidiaries have complied in all material respects with all applicable Anti-Corruption Laws and Trade Control Laws.
(b) For the past three years, Yumanity and each Yumanity Subsidiary had in place policies, procedures, controls and systems reasonably designed to ensure compliance with all applicable Anti-Corruption Laws and Trade Control Laws.
(c) None of Yumanity or any of the Yumanity Subsidiaries, or any director, officer, employee or, to Yumanity’s Knowledge, agent of Yumanity or any of the Yumanity Subsidiaries is a Sanctioned Person.
(d) There are no pending, or, to the knowledge of Yumanity, threatened, actions, suits, proceedings, inquiries or investigations by any Governmental Body against Yumanity or any Yumanity Subsidiaries with respect to any Anti-Corruption Laws or Trade Control Laws. In the past five years, none of Yumanity or any Yumanity Subsidiaries have been subject to any such actions, suits, proceedings, inquiries or investigations or made, nor, as of the date hereof, is aware of any reason to or intends to make any disclosure (voluntary or otherwise) to any Governmental Body with respect to any violation, potential violation, or Liability arising under or relating to any Anti-Corruption Laws or Trade Control Laws.
(e) For the past three years, Yumanity and the Yumanity Subsidiaries have maintained and currently maintain (i) books, records and accounts which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Yumanity and the Yumanity Subsidiaries, and (ii) internal accounting controls sufficient to provide reasonable assurances that all transactions and access to assets of Yumanity and the Yumanity Subsidiaries were, have been and are executed only in accordance with management’s general or specific authorization.
3.11 Tax Matters.
(a) All income and other material Tax Returns required to have been filed by Yumanity and each Yumanity Subsidiary have been timely filed (taking into account any extension of time within which to file) with the applicable Governmental Body. All such Tax Returns were correct and complete in all material respects and have been prepared in material compliance with all applicable Legal Requirements. No written claim has ever been made by any Governmental Body in a jurisdiction where Yumanity or any Yumanity Subsidiary does not file Tax Returns that it is subject to taxation by that jurisdiction.
(b) All material Taxes due and owing by Yumanity or any Yumanity Subsidiary (whether or not shown on any Tax Return) have been paid. The unpaid Taxes of Yumanity and any Yumanity Subsidiary have been reserved for on the Yumanity Unaudited Interim Balance Sheet in accordance with GAAP. Since the date of the Yumanity Unaudited Interim Balance Sheet, neither Yumanity nor any Yumanity Subsidiary has incurred any Liability for Taxes outside the Ordinary Course of Business.
(c)  Yumanity and each Yumanity Subsidiary have withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party and all Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed.
(d) No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Governmental Body with respect to Yumanity or any Yumanity Subsidiary which agreement or ruling would be effective after the Closing Date.
(e) There are no material Encumbrances for Taxes (other than Taxes not yet due and payable or Taxes that are being contested in good faith and for which adequate reserves have been made on Yumanity Unaudited Interim Balance Sheet) upon any of the assets of Yumanity or any Yumanity Subsidiary.
(f) No material deficiencies for Taxes with respect to Yumanity or any Yumanity Subsidiary have been claimed, proposed or assessed by any Governmental Body in writing. There are no pending (or, based on written notice, threatened) audits, assessments or other Legal Proceedings for or relating to any liability in respect of Taxes of Yumanity or any Yumanity Subsidiary. Neither Yumanity nor any Yumanity Subsidiary has waived any statute of limitations in respect of Taxes, agreed to any extension of time with respect to a Tax assessment or deficiency or for filing any Tax Return outside the Ordinary Course of Business, or consented to extend the period in which Tax may be assessed or collected by any Tax authority.
(g)  Yumanity has never been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.
(h) Neither Yumanity nor any Yumanity Subsidiary is a party to any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, or other similar agreement or arrangement, other than customary commercial Contracts the principal subject matter of which is not Taxes.
(i) Neither Yumanity nor any Yumanity Subsidiary has ever been a member of an affiliated group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which is Yumanity). Neither Yumanity nor any Yumanity Subsidiary has any Liability for the Taxes of any Person (other than Yumanity and any Yumanity Subsidiary) under Treasury Regulations section 1.1502-6 (or any similar provision of state, local, or non-U.S. law), as a transferee or successor, by Contract or otherwise (other than customary commercial Contracts the principal subject matter of which is not Taxes).
(j) Neither Yumanity nor any Yumanity Subsidiary has distributed stock of another Person, or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code (or any similar provision of state, local, or non-U.S. law).
(k) Neither Yumanity nor any Yumanity Subsidiary has entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations section 1.6011-4(b)(2).
(l) Neither Yumanity nor any Yumanity Subsidiary (i) is a “controlled foreign corporation” as defined in Section 957 of the Code, (ii) is a “passive foreign investment company” within the meaning of Section 1297 of the Code, (iii) has ever been subject to Tax in any country other than its country of incorporation or formation by virtue of having a permanent establishment (within the meaning of an applicable Tax treaty) or other place of business in such other country, or (iv) is or was a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) or is treated as a U.S. corporation under Section 7874(b) of the Code.
(m) Neither Yumanity nor any Yumanity Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for Tax purposes; (ii) use of an improper method of accounting for a Tax period ending on or prior to the Closing Date; (iii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed on or prior to the Closing Date; (iv) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law) consummated on or prior to the Closing Date; (v) installment sale or open transaction disposition made on or prior to the Closing Date; (vi) prepaid amount received or deferred revenue accrued on or prior to the Closing Date; or (vii) election under Section 108(i) of the Code (or any similar provision of state, local or foreign Law). Yumanity has not made any election under Section 965(h) of the Code.
(n) Neither Yumanity nor any Yumanity Subsidiary has taken or agreed to take any action, or has any knowledge of any fact or circumstance, that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
(o) Neither Yumanity nor any Yumanity Subsidiary has deferred the payment of any employer payroll Taxes pursuant to the CARES Act.
3.12  Employee Benefit Plans.
(a) Part 3.12(a) of the Yumanity Disclosure Schedule lists all material Yumanity Employee Plans. “Yumanity Employee Plans” shall mean: (i) all employee benefit plans (as defined in Section 3(3) of ERISA whether or not subject to ERISA) and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other material benefit plans, programs or arrangements, and all employment, termination or severance Contracts to which Yumanity or any of its Subsidiaries is a party (except for offer letters or employment agreements that provide for employment that is terminable at will and without material cost or liability to Yumanity or its Subsidiaries), with respect to which Yumanity or any Yumanity Affiliate has or could reasonably be expected to have any obligation or that are maintained, contributed to or sponsored by Yumanity or any Yumanity Affiliate for the benefit of any current or former employee, officer or director of Yumanity or any Yumanity Affiliate and (ii) any material consulting contracts, arrangements or understandings between Yumanity or any Yumanity Affiliate and any natural person consultant of Yumanity or any Yumanity Affiliate.
(b)  Yumanity has made available to the Company a true and complete copy of each material Yumanity Employee Plan and has made available to the Company a true and complete copy of each material plan document (or, for any unwritten Yumanity Employee Plan, a written description of the material terms of such Yumanity Employee Plan) (except for individual written Yumanity Option agreements, in which case only forms of such agreements have been made available, unless such individual agreements materially differ from such forms), including as applicable (i) a copy of each trust or other funding arrangement, (ii) the most recent summary plan description and summary of material modifications, (iii) annual reports on IRS Form 5500 for the most recent plan year, (iv) the most recently received IRS determination letter for each such Yumanity Employee Plan, (v) the most recently prepared actuarial report and financial statement in connection with each such Yumanity Employee Plan for each of the prior three (3) years, and (vi) any material non-routine correspondence received or submitted to any Governmental Body within the prior three (3) years. Neither Yumanity nor any Yumanity Affiliate has any express or implied commitment (i) to create, enter into, incur liability with respect to or cause to exist any other material employee benefit plan, program or arrangement, (ii) to enter into any Contract to provide compensation or benefits to any individual other than in the Ordinary Course of Business, or (iii) to modify, change or terminate any Yumanity Employee Plan, other than with respect to a modification, change or termination required by ERISA, the Code or other applicable law.
(c) No Yumanity Employee Plan is, and neither Yumanity nor any Yumanity Affiliate has ever maintained, contributed or had any liability or obligation to contribute to, (i) a Multiemployer Plan, (ii) a Multiple Employer Plan, (iii) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA), (iv) a Funded Welfare Plan, or (v) any plan that is subject to Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA.
(d) None of the Yumanity Employee Plans provides for or promises retiree medical, disability or life insurance benefits to any current or former employee, officer or director of Yumanity or any Yumanity Subsidiary, except as required by Section 4980B of the Code, Part 6 of Title I of ERISA or similar applicable law.
(e) Except as provided in this Agreement or as set forth in Part 3.12(e) of the Yumanity Disclosure Schedule, the execution of this Agreement and the consummation of the Contemplated Transactions (alone or together with any other event which, standing alone, would not by itself trigger such entitlement or acceleration)

will not (i) entitle any person to any payment, forgiveness of indebtedness, vesting, distribution, or increase in benefits under or with respect to any Yumanity Employee Plan, (ii) otherwise trigger any acceleration (of vesting or payment of benefits or otherwise) under or with respect to any Yumanity Employee Plan, (iii) trigger any obligation to fund any Yumanity Employee Plan (iv) limit the right to merge, amend or terminate any Yumanity Employee Plan or (v) result in the receipt or retention by any person who is a “disqualified individual” (within the meaning of Code Section 280G) with respect to Yumanity and any of its Subsidiaries of any payment or benefit that is or could be characterized as a “parachute payment” (within the meaning of Section 280G of the Code), determined without regard to the application of Section 280G(b)(5) of the Code.
(f) No current or former director, employee, or consultant of Yumanity is entitled to receive a tax gross-up or “make-whole” payment from Yumanity with respect to any taxes that may be imposed upon such individual pursuant to Section 409A of the Code, Section 4999 of the Code, or otherwise.
(g) Each Yumanity Employee Plan has been established and operated in all material respects in accordance with its terms and the requirements of all applicable Laws including ERISA and the Code. Yumanity and Yumanity’s Subsidiaries have performed all material obligations required to be performed by them under and are not in material default under or in material violation of, and, to the Knowledge of Yumanity, there is no material default or material violation by any party to, any Yumanity Employee Plan. No Legal Proceeding is pending or threatened with respect to any Yumanity Employee Plan (other than routine claims for benefits in the Ordinary Course of Business) and to the Knowledge of Yumanity, there is no reasonable basis for any such Legal Proceeding.
(h) Each Yumanity Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination, notification or advisory letter with respect to such qualification, or may rely upon an opinion letter for a prototype plan, and no event or omission has occurred that would cause any Yumanity Employee Plan to lose such qualification or require corrective action to the IRS Employee Plans Compliance Resolution System to maintain such qualification.
(i) There has not been any prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code and not otherwise exempt under Section 408 of ERISA) with respect to any Yumanity Employee Plan that would reasonably be expected to result in liability to Yumanity or any of its Subsidiaries. All contributions, premiums or payments required to be made with respect to any Yumanity Employee Plan have been made on or before their due dates, except as would not result in material liability to Yumanity or its Subsidiaries. There are no claims pending or threatened, other than routine claims for benefits. All reports, returns and similar documents required to be filed with any Governmental Body or distributed to any Plan participant have been timely filed or distributed.
(j) Each Yumanity Employee Plan that is in any part a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) of the Code) subject to Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder. No Yumanity Employee Plan or Yumanity Option (whether currently outstanding or previously exercised) is, has been or would be, as applicable, subject to any tax, penalty or interest under Section 409A of the Code.
(k) No Yumanity Employee Plan is subject to the laws of any jurisdiction outside of the United States.
3.13 Labor and Employment.
(a)  Yumanity and the Yumanity Subsidiaries are in compliance in all material respects with all applicable Laws relating to the employment of labor, including but not limited to those related to wages, hours, collective bargaining, equal employment opportunity, occupational health and safety, immigration, individual and collective consultation, notice of termination, and redundancy, and are not liable for any arrears of wages, taxes, penalties or other sums for failure to comply with any of the foregoing. There is no charge or other Legal Proceeding pending or, to the Knowledge or Yumanity, threatened or reasonably anticipated before the EEOC, any court, or any other Governmental Authority of competent jurisdiction with respect to the employment practices of Yumanity or any Yumanity Subsidiary, except as described on Part 3.13(a) of the Yumanity Disclosure Schedule. Neither Yumanity nor any Yumanity Subsidiary is a party to, or otherwise bound by, any consent decree with, or citation by, the EEOC or any other Governmental Authority of competent jurisdiction relating to employees or employment practices. Neither Yumanity nor any Yumanity Subsidiary has received any notice of intent by the EEOC or any other Governmental Authority of competent jurisdiction responsible for the enforcement of labor or employment Laws to conduct an investigation or inquiry relating to Yumanity or any Yumanity Subsidiary, and to the knowledge of Yumanity, no such investigation or inquiry is in progress. The employment of all employees of Yumanity and the Yumanity Subsidiaries is terminable at will without cost or liability to Yumanity or its Subsidiaries, except for amounts earned prior to the time of termination and except as set forth in Part 3.13(a) of the Yumanity Disclosure Schedule).
(b)  Yumanity has made available to the Company a list of each employee and consultant that provides services to Yumanity or any Yumanity Subsidiary and the location in which each such employee and consultant is based and primarily performs his or her duties or services. No Key Employee has advised Yumanity or any Yumanity Subsidiary in writing of his or her intention to terminate his or her relationship as an employee of Yumanity or such Subsidiary for any reason, including because of the consummation of the Contemplated Transactions and, except as set forth in Part 3.13(b) of the Yumanity Disclosure Schedule, Yumanity and the Subsidiary have no plans or intentions to terminate any such Key Employee. Part 3.13(b) of the Yumanity Disclosure Schedule sets forth a complete and accurate list of all offers of employment that are outstanding to any person from Yumanity or any Yumanity Subsidiary.
(c) To the Knowledge of Yumanity, no employee, officer or director of Yumanity or any Yumanity Subsidiary is a party to, or is otherwise bound by, any Contract with a former employer, including any confidentiality, non-competition or proprietary rights agreement, that affects (i) the performance of his or her duties as an employee, officer or director of Yumanity or the Yumanity Subsidiary, or (ii) the ability of Yumanity or any Yumanity Subsidiary to conduct its business, in each case in any manner that would have a Yumanity Material Adverse Effect. To the Knowledge of Yumanity, no employee, officer or director of Yumanity is in violation, in any material respect, of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, non-competition agreement or restrictive covenant to a former employer, which violation would have a Yumanity Material Adverse Effect.
(d) There are no material controversies pending or, to the Knowledge of Yumanity, threatened between Yumanity or any Yumanity Subsidiary and any of their respective present or former employees or independent contractors.
(e) Neither Yumanity nor any Yumanity Subsidiary is a party to any collective bargaining agreement, work council agreement, work force agreement or any other labor union Contract applicable to persons employed by Yumanity or any Yumanity Subsidiary; to the Knowledge of Yumanity, none of the employees or independent contractors of Yumanity or any Yumanity Subsidiary is represented by any union, works council, or any other labor organization; and, to the Knowledge of Yumanity, there are no activities or proceedings of any labor union to organize any such employees or independent contractors.
(f) There are no grievances filed pursuant to any collective bargaining agreement, work council agreement or other labor contract currently pending against Yumanity or any Yumanity Subsidiary. There are no unfair labor practice complaints pending, or, to the Knowledge of Yumanity, threatened, against Yumanity or any Yumanity Subsidiary before the National Labor Relations Board or any court, tribunal or other Governmental Authority of competent jurisdiction, or any current union representation questions involving employees of Yumanity or any Yumanity Subsidiary. There is no strike, slowdown, work stoppage, lockout, or similar labor disputes or, to the Knowledge of Yumanity, threat thereof, by or with respect to any employees of Yumanity or any Yumanity Subsidiary.
(g) Except as would not result in material liability to Yumanity, all individuals who are or were performing consulting or other services for Yumanity or any Yumanity Subsidiary have been correctly classified by Yumanity or the Yumanity Subsidiary in all material respects as either “independent contractors” or “employees” as the case may be. Except as would not result in material liability to Yumanity or its Subsidiaries, all individuals who are classified as exempt and are or were performing services for Yumanity or any Yumanity Subsidiary have been correctly classified by Yumanity or the Yumanity Subsidiary in all material respects as “exempt” from all applicable wage and hour Laws, including but not limited to Laws governing minimum wage, overtime compensation, meal periods and rest breaks.
(h)  Yumanity and each Yumanity Subsidiary is in compliance with all Laws applicable to employment and employment practices, including all Laws respecting terms and conditions of employment, wages, hours, equal employment opportunity, employment discrimination, worker classification (including the proper classification of workers as independent contractors and consultants and exempt or non-exempt), immigration, work authorization, occupational health and safety, workers’ compensation, the payment of social security and other employment taxes, disability rights or benefits, plant closures and layoffs, affirmative action and affirmative action plans, labor relations, employee leave issues and unemployment insurance.
3.14  Environmental Matters. Except as would not reasonably be expected to have a Yumanity Material Adverse Effect, Yumanity and each Yumanity Subsidiary is in compliance with all applicable Environmental Laws, which compliance includes the possession by Yumanity of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof. Neither Yumanity nor any Yumanity Subsidiary has received since January 1, 2020 any written notice or other communication (in writing or otherwise), whether from a Governmental Body or employee, that alleges that Yumanity or any Yumanity Subsidiary is not in compliance with any Environmental Law, and, to the Knowledge of Yumanity, there are no circumstances that may prevent or interfere with Yumanity’s or any Yumanity Subsidiary’s compliance with any Environmental Law in the future. To the Knowledge of Yumanity: (i) no current or prior owner of any property currently or then leased or controlled by Yumanity or any Yumanity Subsidiaries has received since January 1, 2020 any written notice or other communication (in writing or otherwise) relating to property owned or leased by Yumanity or any of its Subsidiaries, whether from a Governmental Body or employee, that alleges that such current or prior owner or Yumanity or any of the Yumanity Subsidiaries is not in compliance with or violated any Environmental Law relating to such property and (ii) neither Yumanity nor any of its Subsidiaries has any material liability under any Environmental Law that would reasonably be expected to have a Yumanity Material Adverse Effect.
3.15 Insurance.
(a)  Yumanity has made available to the Company accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Yumanity and each Yumanity Subsidiary. Each of the insurance policies is in full force and effect and Yumanity and each Yumanity Subsidiary is in material compliance with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2020, neither Yumanity nor any Yumanity subsidiary has received any written notice or other written communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy; or (iii) material adjustment in the amount of the premiums payable with respect to any insurance policy. To the Knowledge of Yumanity, there is no pending workers’ compensation or other claim under or based upon any insurance policy of Yumanity or any Yumanity Subsidiary. All information provided to insurance carriers (in applications and otherwise) on behalf of Yumanity and each Yumanity Subsidiary is accurate and complete in all material respects. Yumanity and each Yumanity Subsidiary have provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending or threatened in writing against Yumanity or any Yumanity Subsidiary, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or, to the Knowledge of the Company, informed Yumanity or any Yumanity Subsidiary of its intent to do so.
(b)  Yumanity has made available to the Company accurate and complete copies of the existing policies (primary and excess) of directors’ and officers’ liability insurance maintained by Yumanity and each Yumanity Subsidiary as of the date of this Agreement (the “Existing Yumanity D&O Policies”). Part 3.15(b) of the Yumanity Disclosure Schedule accurately sets forth the most recent annual premiums paid by Yumanity and each Yumanity Subsidiary with respect to the Existing Yumanity D&O Policies.
3.16 Legal Proceedings; Orders.
(a) Except as set forth in Part 3.16 of the Yumanity Disclosure Schedule, there is no pending Legal Proceeding, and, to the Knowledge of Yumanity, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves Yumanity, any of its Subsidiaries, any Yumanity Associate (in his or her capacity as such) or any of the material assets owned or used by Yumanity or its Subsidiaries; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions. To the Knowledge of Yumanity, no event has occurred, and no claim, dispute or other condition or circumstance exists, that will give rise to or serve as a basis for the commencement of any meritorious Legal Proceeding.
(b) There is no order, writ, injunction, judgment or decree to which Yumanity or any Yumanity Subsidiary, or any of the material assets owned or used by Yumanity or any Yumanity Subsidiary is subject. To the Knowledge of Yumanity, no officer or other Key Employee of Yumanity is subject to any order, writ, injunction, judgment or decree that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the business of Yumanity or any Yumanity Subsidiary or to any material assets owned or used by Yumanity or any Yumanity Subsidiary.
3.17  Authority; Binding Nature of Agreement. Each of Yumanity and Merger Sub and each Yumanity Subsidiary have all necessary corporate power and authority to enter into and to perform its obligations under this Agreement. The Yumanity Board of Directors and the Board of Directors of Merger Sub (at meetings duly called and held) has: (a) determined that the Contemplated Transactions are advisable and fair to and in the best interests of such Party and its stockholders or shareholders, as applicable; (b) duly authorized and approved by all necessary corporate action, the execution, delivery and performance of this Agreement and the transactions contemplated hereby, including the Contemplated Transactions; and (c) recommended the adoption and approval of this Agreement by the holders of Yumanity Common Stock and directed that this Agreement, the Reverse Split (to the extent applicable and deemed necessary by the Parties) and the issuance of shares of Yumanity Common Stock in the Contemplated Transactions be submitted for consideration by Yumanity’s stockholders at the Yumanity Stockholders’ Meeting. This Agreement has been duly executed and delivered by Yumanity and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes the legal, valid and binding obligation of Yumanity and Merger Sub (as applicable), enforceable against Yumanity or Merger Sub (as applicable) in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. Prior to the execution of the Yumanity Stockholder Support Agreements, the Yumanity Board of Directors approved the Yumanity Stockholder Support Agreements and the transactions contemplated thereby. Merger Sub was formed solely to facilitate the Merger and has no assets, liabilities or operations except in connection therewith.
3.18 Vote Required. The affirmative vote of (i) the holders of a majority of the shares of Yumanity Common Stock having voting power representing a majority of the outstanding Common Stock, and (ii) the holders of a majority of the votes cast at the Yumanity Stockholders’ Meeting are the only votes of the holders of any class or series of Yumanity’s capital stock necessary to approve the Yumanity Stockholder Proposals (the “Required Yumanity Stockholder Vote”).
3.19  Non-Contravention; Consents. Subject to Part 3.19 of the Yumanity Disclosure Schedule, and subject to obtaining the Required Yumanity Stockholder Vote for the Yumanity Stockholder Proposals, the filing of the Articles of Merger required by the WBCA and any filings or notifications that may be required in connection with the Contemplated Transactions under any US or non-US antitrust, merger control, or competition laws, neither (x) the execution, delivery or performance of this Agreement by Yumanity or Merger Sub, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):
(a)  contravene, conflict with or result in a violation of (i) any of the provisions of the certificate of incorporation, bylaws or other charter or organizational documents of Yumanity or any of its Subsidiaries, or (ii) any resolution adopted by the stockholders, the Yumanity Board of Directors or any committee of the Yumanity Board of Directors or the Board of Directors of any of its Subsidiaries;
(b)  contravene, conflict with or result in a material violation of, or give any Governmental Body or, to the Knowledge of Yumanity, other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Legal Requirement or any order, writ, injunction, judgment or decree to which Yumanity or any of its Subsidiaries or any of the assets owned or used by Yumanity or any of its Subsidiaries is subject;
(c)  contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Yumanity or any of its Subsidiaries or that otherwise relates to the business of Yumanity or any of its Subsidiaries or to any of the material assets owned or used by Yumanity or any of its Subsidiaries;
(d)  contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Yumanity Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any Yumanity Contract; (ii) a rebate, chargeback, penalty or change in delivery schedule under any such Yumanity Contract; (iii) accelerate the maturity or performance of any Yumanity Contract; or (iv) cancel, terminate or modify any term of any Yumanity Contract; except, in the case of any Yumanity Material Contract, any non-material breach, default, penalty or modification and in the case of all other Yumanity Contracts, any breach, default, penalty or modification that would not result in a Yumanity Material Adverse Effect;
(e) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by Yumanity (except for minor liens that will not, in any case or in the aggregate, materially detract from the value of the material assets subject thereto or materially impair the operations of Yumanity); or
(f)  result in the transfer of any material asset of Yumanity or any Yumanity Subsidiaries to any Person.
Except (i) for any Consent set forth in Part 3.19 of the Yumanity Disclosure Schedule under any Yumanity Contract, (ii) the approval of the Yumanity Stockholder Proposals and the issuance of shares of Yumanity Common Stock, (iii) the filing of the Articles of Merger with the Secretary of State of the State of Washington pursuant to the WBCA, (iv) the filing of an amendment to Yumanity’s certificate of incorporation to effect the Reverse Split (to the extent applicable and deemed necessary by the Parties), and (v) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, Yumanity was not, is not, nor will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement, or (y) the consummation of the Contemplated Transactions.
3.20 Bank Accounts. Part 3.20 of the Yumanity Disclosure Schedule provides accurate information with respect to each account maintained by or for the benefit of Yumanity or any of its Subsidiaries at any bank or other financial institution, including the name of the bank or financial institution, the account number, the balance as of June 5, 2022 and the names of all individuals authorized to draw on or make withdrawals from such accounts.
3.21 No Financial Advisor. Except as set forth in Part 3.21 of the Yumanity Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Yumanity or any of its Subsidiaries.
3.22 Title to Assets. Each of Yumanity and the Yumanity Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all material tangible properties or assets and equipment used or held for use in its business or operations or purported to be owned by it. All such assets are owned by Yumanity or a Yumanity Subsidiary free and clear of any Encumbrances, except for: (i) any lien for current Taxes not yet due and payable or for Taxes that are being contested in good faith and for which adequate reserves have been made on the Yumanity Unaudited Interim Balance Sheet; (ii) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of Yumanity or any Yumanity Subsidiary; and (iii) liens listed in Part 3.22 of the Yumanity Disclosure Schedule.
3.23 Real Property; Leasehold. Neither Yumanity nor any Yumanity Subsidiary owns any real property or any interest in real property, except for the leaseholds created under the real property leases identified in Part 3.23 of the Yumanity Disclosure Schedule, which are in full force and effect and with no existing default thereunder.
3.24 Valid Issuance. The Yumanity Common Stock to be issued in connection with the Merger will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable.
3.25  Privacy. Yumanity has complied in all material respects with all Privacy Obligations and its respective internal and external privacy policies relating to the use, collection, storage, disclosure and transfer of any Personal Information collected by Yumanity or by third parties having authorized access to the records of Yumanity. The execution, delivery and performance of this Agreement will comply in all material respects with all Privacy Obligations and with Yumanity’s privacy policies. Yumanity has not received a written complaint regarding Yumanity’s collection, use or disclosure of Personal Information. There has been no (i) unauthorized acquisition of, access to, loss of, misuse (by any means) of any Sensitive Data, or (ii) unauthorized or unlawful processing of any Sensitive Data or Personal Information, in each case, used or held for use by or on behalf of Yumanity. No Person has, in the last three (3) years, threatened to bring any proceeding pursuant to any written notice, or commenced any proceeding with respect to Yumanity’s privacy, security or data protection practices, including any loss, damage or unauthorized access, use, disclosure, modification or other misuse of any Personal Information maintained by, or on behalf of, Yumanity and, to Yumanity’s Knowledge, there is no reasonable basis for such proceeding.

3.26  Concurrent Financing. Yumanity has made available to the Company true, correct and complete copies of the fully executed Securities Purchase Agreement as in effect as of the date hereof, pursuant to which the Concurrent Investors have collectively committed, on the terms and subject to the conditions therein, to purchase shares of Yumanity Common Stock on the terms and subject to the conditions set forth therein. The Securities Purchase Agreement is, as of the date hereof, in full force and effect (assuming, with respect to each Concurrent Investor and the Company, that such Securities Purchase Agreement has been duly authorized, executed and delivered by each of the Company and the Concurrent Investors), and as of the date hereof, the Securities Purchase Agreement has not been withdrawn, rescinded or terminated or otherwise amended or modified in any material respect. Yumanity is not in material breach of any of the representations or warranties of Yumanity, or terms or conditions set forth in the Securities Purchase Agreement.
3.27  Disclosure. The information supplied by Yumanity and each Yumanity Subsidiary for inclusion in the Proxy Statement will not, as of the date of the Proxy Statement or as of the date such information is prepared or presented, (i) contain any statement that is inaccurate or misleading with respect to any material facts or (ii) omit to state any material fact necessary in order to make such information, in the light of the circumstances under which such information is provided, not false or misleading.
3.28 No Other Representations or Warranties. Except for the representations and warranties expressly set forth in this Agreement, neither Yumanity nor any other Person on behalf of Yumanity makes any express or implied representation or warranty with respect to Yumanity or any of its Subsidiaries or with respect to any other information provided to the Company in connection with the transactions contemplated hereby.
3.29  Disclaimer of Other Representations and Warranties. Each of Yumanity and Merger Sub acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement (a) the Company is not making and has not made any representations or warranties relating to itself or its business or otherwise in connection with the transactions contemplated by this Agreement, including the Merger, and none of Yumanity, Merger Sub or their respective Representatives is relying on any representation or warranty of the Company except for those expressly set forth in this Agreement, (b) no Person has been authorized by the Company to make any representation or warranty relating to the Company or its business, and if made, such representation or warranty must not be relied upon by Yumanity or Merger Sub as having been authorized by the Company and (c) any estimates, projections, forecasts, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to Yumanity, Merger Sub or any of their Representatives are not and shall not be deemed to be or include representations or warranties unless any such materials or information are the subject of any express representation or warranty set forth in this Agreement.
ARTICLE 4

CERTAIN COVENANTS OF THE PARTIES
4.1 Access and Investigation. Subject to the terms of the Confidentiality Agreement which the Parties agree will continue in full force following the date of this Agreement, during the period commencing on the date of this Agreement and ending at the Effective Time (the “Pre-Closing Period”), upon reasonable notice, each Party shall, and shall use commercially reasonable efforts to cause such Party’s Representatives to: (a) provide the other Party and such other Party’s Representatives with reasonable access during normal business hours to such Party’s Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party and its Subsidiaries; (b) provide the other Party and such other Party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Party may reasonably request; and (c) permit the other Party’s officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief financial officer and other officers and managers of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Party may deem necessary or appropriate in order to enable the other Party to satisfy its obligations under the Sarbanes-Oxley Act and the rules and regulations relating thereto. Any investigation conducted by either Yumanity or the Company pursuant to this Section 4.1 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other Party. Without limiting the generality of any of the foregoing, during the Pre-Closing Period, each Party shall promptly make available to the other Party copies of:
(i) the unaudited monthly consolidated balance sheets of such Party as of the end of each calendar month and the related unaudited monthly consolidated statements of operations, statements of stockholders’ equity and statements of cash flows for such calendar month, which shall be delivered within thirty (30) days after the end of such calendar month, or such longer periods as the Parties may agree to in writing;
(ii) any written materials or communications sent by or on behalf of a Party to its stockholders or shareholders, as applicable;
(iii) any material notice, document or other communication sent by or on behalf of a Party to any party to any Yumanity Material Contract or Company Material Contract, as applicable, or sent to a Party by any party to any Yumanity Material Contract or Company Material Contract, as applicable (other than any communication that relates solely to routine commercial transactions between such Party and the other party to any such Yumanity Material Contract or Company Material Contract, as applicable, and that is of the type sent in the Ordinary Course of Business and consistent with past practices);
(iv) any notice, report or other document filed with or otherwise furnished, submitted or sent to any Governmental Body on behalf of a Party in connection with the Contemplated Transactions;
(v) any non-privileged notice, document or other communication sent by or on behalf of, or sent to, a Party relating to any pending or threatened in writing Legal Proceeding involving or affecting such Party; and
(vi) any material notice, report or other document received by a Party from any Governmental Body.
Notwithstanding the foregoing, any Party may restrict the foregoing access to the extent that such access would require such Party to waive the attorney-client privilege or attorney work product privilege, or violate any Legal Requirements applicable to such Party; provided, that such Party or its Subsidiary (i) shall be entitled to withhold only such information that may not be provided without causing such violation or waiver, (ii) shall provide to the other Party all related information that may be provided without causing such violation or waiver (including, to the extent permitted, redacted versions of any such information) and (iii) shall enter into such effective and appropriate joint-defense agreements or other protective arrangements as may be reasonably requested by the other Party in order that all such information may be provided to the other Party without causing such violation or waiver.
4.2 Operation of Yumanity’s Business.
(a) Except as set forth in Part 4.2(a) of the Yumanity Disclosure Schedule, as expressly contemplated by this Agreement, as required by applicable Law or unless the Company shall otherwise consent in writing (such consent not to be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period: (i) each of Yumanity and the Yumanity Subsidiaries shall conduct its business and operations: (A) in the Ordinary Course of Business; and (B) in compliance with all applicable Legal Requirements and in material compliance with the requirements of all Contracts that constitute Yumanity Material Contracts; and (ii) promptly notify the Company of: (A) any notice or other communication from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; (B) any Legal Proceeding against, relating to, involving or otherwise affecting Yumanity or any of its Subsidiaries that is commenced, or, to the Knowledge of Yumanity, threatened against, Yumanity or any of its Subsidiaries after the date of this Agreement; and (C) any written notice or, to the Knowledge of Yumanity, other communication from any Person alleging that any material payment or other material obligation is or will be owed to such Person at any time before or after the date of this Agreement, except for invoices or other communications related to agreements or dealings in the Ordinary Course of Business, payments or obligations related to the Contemplated Transactions or payments or obligations identified in this Agreement, including the Yumanity Disclosure Schedule.
(b) During the Pre-Closing Period, Yumanity shall promptly notify the Company in writing, by delivery of an updated Yumanity Disclosure Schedule, of: (i) the discovery by Yumanity of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes a material inaccuracy in any representation or warranty made by Yumanity in this Agreement; (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute a material inaccuracy in any representation or warranty made by Yumanity in this Agreement if:

(A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance; or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement; (iii) any material breach of any covenant or obligation of Yumanity; and (iv) any event, condition, fact or circumstance that would reasonably be expected to make the timely satisfaction of any of the conditions set forth in Articles 6, 7 or 8 impossible or materially less likely. Without limiting the generality of the foregoing, Yumanity shall promptly advise the Company in writing of any Legal Proceeding or material, written claim threatened, commenced or asserted against or with respect to, or otherwise affecting, Yumanity or its Subsidiaries or, to the Knowledge of Yumanity, any director, officer or Key Employee of Yumanity. No notification given to the Company pursuant to this Section 4.2(b) shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of Yumanity or any of its Subsidiaries contained in this Agreement or the Yumanity Disclosure Schedule for purposes of Section 8.1.
4.3 Operation of the Company’s Business.
(a) Except as set forth in Part 4.3(a) of the Company Disclosure Schedule, as expressly contemplated by this Agreement, as required by applicable Law or unless Yumanity shall otherwise consent in writing (such consent not to be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period: (i) each of the Company and its Subsidiaries shall conduct its business and operations: (A) in the Ordinary Course of Business; and (B) in compliance with all applicable Legal Requirements and in material compliance with the requirements of all Contracts that constitute Company Material Contracts; (ii) each of the Company and its Subsidiaries shall use commercially reasonable efforts to keep available the services of its current Key Employees and other employees and officers and maintain its relations and goodwill with all suppliers, customers, landlords, creditors, licensors, licensees, employees and other Persons having material business relationships with the Company or its Subsidiaries; and (iii) promptly notify Yumanity of: (A) any notice or other communication from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; (B) any Legal Proceeding against, relating to, involving or otherwise affecting the Company or any of its Subsidiaries that is commenced, or, to the Knowledge of the Company, threatened against, the Company or any of its Subsidiaries after the date of this Agreement; and (C) any written notice or, to the Knowledge of the Company, other communication from any Person alleging that any material payment or other material obligation is or will be owed to such Person at any time before or after the date of this Agreement, except for invoices or other communications related to agreements or dealings in the Ordinary Course of Business, payments or obligations related to the Contemplated Transactions or payments or obligations identified in this Agreement, including the Company Disclosure Schedule.
(b) During the Pre-Closing Period, the Company shall promptly notify Yumanity in writing, by delivery of an updated Company Disclosure Schedule, of: (i) the discovery by the Company of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes a material inaccuracy in any representation or warranty made by the Company in this Agreement; (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute a material inaccuracy in any representation or warranty made by the Company in this Agreement if: (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance; or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement; (iii) any material breach of any covenant or obligation of the Company; and (iv) any event, condition, fact or circumstance that would reasonably be expected to make the timely satisfaction of any of the conditions set forth in Articles 6, 7 or 8 impossible or materially less likely. Without limiting the generality of the foregoing, the Company shall promptly advise Yumanity in writing of any Legal Proceeding or material, written claim threatened in writing, commenced or asserted against or with respect to, or otherwise affecting, the Company or any of its Subsidiaries or, to the Knowledge of the Company, any director, officer or Key Employee of the Company or any of its Subsidiaries. No notification given to Yumanity pursuant to this Section 4.3(b) shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of the Company contained in this Agreement or the Company Disclosure Schedule for purposes of Section 7.1.
4.4 Negative Obligations.
(a) Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Part 4.4(a) of the Yumanity Disclosure Schedule, (iii) as required by applicable Law, (iv) in connection with the Permitted Asset Disposition to the extent expressly and specifically contemplated by the Permitted Asset Disposition

Agreement, or (v) with the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article 9 and the Effective Time, Yumanity shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:
(i)  declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock other than (x) for shares of Yumanity Capital Stock issuable as a dividend that have accrued pursuant to the Yumanity’s certificate of incorporation, or (y) a distribution of cash up to the Excess Proceeds actually received by Yumanity from a Permitted Asset Disposition so long as such distribution does not occur earlier than three (3) Business Days prior to the anticipated Closing Date; or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except for shares of Yumanity Common Stock from terminated employees of Yumanity);
(ii) amend the certificate of incorporation, bylaws or other charter or organizational documents of Yumanity, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except as related to the Contemplated Transactions;
(iii)  except for contractual commitments in place at the time of this Agreement and disclosed in the Yumanity Disclosure Schedule, and other than in connection with the Contemplated Transactions or Yumanity’s at-the-market facility, sell, issue or grant, or authorize the issuance of (or make any commitments to do any of the foregoing): (i) any capital stock or other security (except for shares of Yumanity Common Stock issued (x) upon the valid exercise of Yumanity Options or Yumanity Warrants outstanding as of the date of this Agreement or (y) settlement of Yumanity RSUs and Yumanity RSAs outstanding as of the date of this Agreement or sales of shares of Yumanity Common Stock issued upon vesting and/or settlement of Yumanity RSUs and Yumanity RSAs outstanding as of the date of this Agreement to cover tax obligations upon such vesting and/or settlement); (ii) any option, warrant or right to acquire any capital stock or any other security; or (iii) any instrument convertible into or exchangeable for any capital stock or other security;
(iv) form any Subsidiary or acquire or dispose of any equity interest or other interest in any other Entity;
(v) lend money to any Person; incur or guarantee any indebtedness for borrowed money; issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities; guarantee any debt securities of others; or make any capital expenditure or commitment in excess of $15,000;
(vi) other than in the Ordinary Course of Business, (w) adopt, establish or enter into any Yumanity Employee Plan; (x) cause or permit any Yumanity Employee Plan to be amended other than as required by law or in order to make amendments for the purposes of Section 409A of the Code, subject to prior review and approval (with such approval not to be unreasonably withheld, conditioned or delayed) by the Company; (y) pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, employees or consultants; or (z) increase the severance or change of control benefits offered to any current or new service providers;
(vii) other than a Permitted Asset Disposition, enter into any material transaction outside the Ordinary Course of Business;
(viii)  acquire any material asset nor, other than a Permitted Asset Disposition, sell, lease other otherwise irrevocably dispose of any of its material assets or properties, or grant any Encumbrance with respect to such assets or properties, except in the Ordinary Course of Business;
(ix) make, change or revoke any material Tax election; file any material amendment to any Tax Return; adopt or change any material accounting method in respect of Taxes; change any annual Tax accounting period; enter into any Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement (other than commercial Contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes); enter into any closing agreement with respect to any Tax; settle or compromise any claim, notice, audit report or assessment in respect of material Taxes; apply for or enter into any ruling from any Tax authority with respect to Taxes; surrender any right to claim a material Tax refund; or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;
(x) enter into, amend or terminate any Yumanity Material Contract, other than entering into a Yumanity Material Contract with respect to a Permitted Asset Disposition (to the extent expressly contemplated by the Permitted Asset Disposition Agreement);
(xi)  materially change pricing or royalties or other payments set or charged by Yumanity or any Yumanity Subsidiary to its customers or licensees; agree to materially increase pricing or royalties or other payments set or charged by persons who have licensed Intellectual Property to Yumanity; or materially increase pricing or royalties or other payments set or charged by persons who have licensed Intellectual Property to Yumanity;
(xii)  settle any pending or threatened Legal Proceeding against Yumanity or any of its Subsidiaries;
(xiii)  terminate or modify in any material respect, or fail to exercise renewal rights with respect to, any material insurance policy;
(xiv)  forgive any loans to any Person, including Yumanity’s employees, officers, directors or Affiliates;
(xv) other than as required by Law or GAAP, take any action to change Yumanity’s accounting policies or procedures; or
(xvi) agree, resolve or commit to do any of the foregoing.
(b) Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Part 4.4(b) of the Company Disclosure Schedule, (iii) as required by applicable Law, or (iv) with the prior written consent of Yumanity (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article 9 and the Effective Time, the Company shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:
(i)  (i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock (other than for shares of Company Capital Stock issuable as a dividend that have accrued pursuant to the Company’s articles of incorporation), or (ii) repurchase, redeem or otherwise reacquire any shares of capital stock or other securities (except for shares of Company Common Stock from terminated employees of the Company pursuant to contracts in effect as of the date hereof and disclosed on the Company Disclosure Schedule);
(ii) amend the articles of incorporation, bylaws or other charter or organizational documents of the Company, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction, except as related to the Contemplated Transactions;
(iii)  except for contractual commitments in place at the time of this Agreement and disclosed in the Company Disclosure Schedule, and other than in connection with the Contemplated Transactions, sell, issue or grant, or authorize the issuance of (or make any commitments to do any of the foregoing): (i) any capital stock or other security (except for shares of Company Common Stock issued upon the valid exercise of Company Options or Company Warrants outstanding as of the date of this Agreement); (ii) any option, warrant or right to acquire any capital stock or any other security (other than commitments to make equity grants to current or new employees from the 2022 Plan in the Ordinary Course of Business (subject in each case to the approval by Yumanity’s compensation committee following the Closing of any such equity grants)); or (iii) any instrument convertible into or exchangeable for any capital stock or other security;
(iv) form any Subsidiary or acquire any equity interest or other interest in any other Entity;

(v)  other than in the Ordinary Course of Business, (w) lend money to any Person; (ii) incur or guarantee any indebtedness for borrowed money; (x) issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities; (y) guarantee any debt securities of others; or (z) make any capital expenditure or commitment in excess of $50,000;
(vi) other than in the Ordinary Course of Business, (w) adopt, establish or enter into any Company Employee Plan, (x) cause or permit any Company Employee Plan to be amended other than as required by law or in order to make amendments for the purposes of Section 409A of the Code, (y) pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors or employees, or (z) increase the severance or change of control benefits offered to any current or new service providers;
(vii) enter into any material transaction outside the Ordinary Course of Business;
(viii)  acquire any material asset nor sell, lease or otherwise irrevocably dispose of any of its material assets or properties, or grant any Encumbrance with respect to such assets or properties, except in the Ordinary Course of Business;
(ix) make, change or revoke any material Tax election; file any material amendment to any Tax Return; adopt or change any material accounting method in respect of Taxes; change any annual Tax accounting period; enter into any Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement (other than commercial Contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes); settle or compromise any claim, notice, audit report or assessment in respect of material Taxes; apply for or enter into any ruling from any Tax authority with respect to Taxes; surrender any right to claim a material Tax refund; or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;
(x) enter into, amend or terminate any Company Material Contract other than in the Ordinary Course of Business with respect to the business as currently being conducted;
(xi) other than in the Ordinary Course of Business, materially change pricing or royalties or other payments set or charged by the Company or any Company Subsidiary to its customers or licensees; agree to materially increase pricing or royalties or other payments set or charged by persons who have licensed Intellectual Property to the Company or materially increase pricing or royalties or other payments set or charged by persons who have licensed Intellectual Property to the Company; or
(xii) agree, resolve or commit to do any of the foregoing.
4.5 No Solicitation.
(a) From and after the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Article 9, each Party agrees that neither it nor any of its Subsidiaries shall, and each Party will use its reasonable best efforts to cause each of its officers, directors, employees, investment bankers, attorneys, accountants, Representatives, consultants or other agents retained by it or any of its Subsidiaries not to, directly or indirectly: (i) solicit, initiate, knowingly encourage, induce or knowingly facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnish any nonpublic information regarding such Party to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engage in discussions (other than to inform any Person of the existence of the provisions contained in this Section 4.5) or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approve, endorse or recommend any Acquisition Proposal (subject to Section 5.2 and Section 5.3); or (v) execute or enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Acquisition Transaction (other than a confidentiality agreement permitted as provided below; provided, however, that, notwithstanding anything contained in this Section 4.5(a), prior to (x) in the case of the Company, the adoption and approval of this Agreement by the Company shareholders and (y) in the case of Yumanity, the Required Yumanity Stockholder Vote, such Party may furnish nonpublic information regarding such Party to, and enter into discussions or negotiations with, any Person in response to a bona fide written Acquisition Inquiry or Acquisition Proposal, which such Party’s Board of Directors determines in good faith, after consultation with its independent financial advisor, if any, and its outside legal counsel, constitutes, or would reasonably be expected to result in, a Superior Offer (and is not withdrawn) if: (A) neither such Party nor any Representative of such Party shall have breached this Section 4.5 in any material respect with respect to such Acquisition Inquiry or Acquisition Proposal, (B) the Board of Directors of such Party concludes in good faith, after consulting with outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties of the Board of Directors of such Party under applicable Legal Requirements; (C) prior to furnishing any such nonpublic information to, or entering into discussions with, such Person, such Party gives the other Party written notice of the identity of such Person and of such Party’s intention to furnish nonpublic information to, or enter into discussions with, such Person; (D) such Party receives from such Person an executed confidentiality agreement containing provisions at least as favorable to such Party (and not less restrictive in the aggregate to the counterparty thereto) as those contained in the Confidentiality Agreement; provided that a standstill provision shall be required only to the extent that the failure to include such standstill provision is likely to be inconsistent with the fiduciary duties of the Board of Directors of such Party under applicable Legal Requirements; and (E) at least two (2) Business Days prior to furnishing any such nonpublic information to such Person, such Party furnishes such nonpublic information to the other Party (to the extent such nonpublic information has not been previously furnished by such Party to the other Party). Without limiting the generality of the foregoing, each Party acknowledges and agrees that, in the event any Representative of such Party (whether or not such Representative is purporting to act on behalf of such Party) takes any action that, if taken by such Party, would constitute a breach of this Section 4.5 by such Party, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 4.5 by such Party for purposes of this Agreement.
(b) If any Party or any Representative of such Party receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then such Party shall promptly (and in no event later than 24 hours after such Party becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the other Party orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the terms thereof, including copies of all documentation submitted to such Party reasonably relevant to evaluating such Acquisition Proposal or Acquisition Inquiry). Such Party shall keep the other Party reasonably informed on a timely basis in all material respects with respect to the status and material terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or proposed modification thereto.
(c) Each Party shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of this Agreement and promptly following the date of this Agreement shall cause the destruction or return of any nonpublic information provided to such Person.
ARTICLE 5

ADDITIONAL AGREEMENTS OF THE PARTIES
5.1 Company Financial Statements; Registration Statement; Proxy Statement/Prospectus/Information Statement.
(a) The Company shall use commercially reasonable efforts to deliver to Yumanity, as promptly as practicable after the date of this Agreement, but at least by July 31, 2022 (the “Financial Statement Delivery Date”), (i) the Company’s consolidated balance sheets at December 31, 2021 and 2020 and the Company’s consolidated statements of income, cash flows and shareholders’ equity for the years ended December 31, 2021 and 2020 and (ii) the Company’s consolidated balance sheet at the Interim Financials Date and the Company’s consolidated statements of income, cash flows and shareholders’ equity for the interim period ending as of the Interim Financials Date and for the corresponding period in the prior fiscal year (collectively, the “Required Company Financials”), which Required Company Financials comply in form and substance with all requirements necessary to be included in a registration statement on Form S-4 filed with the SEC, including being compliant with the standards of the Public Company Accounting Oversight Board and (x) in the case of annual financial statements covered by clause (i), having been audited by a nationally-recognized independent accounting firm including, without limitation, those listed on Part 5.1 of the Company Disclosure Schedule, which audit process is complete subject only to delivery of the applicable audit report at filing of the Form S-4 Registration Statement and (y) in the case of interim period financial statements covered by clause (ii), having been reviewed by a nationally-recognized independent accounting firm pursuant to the applicable review standards. The “Interim Financials Date” shall refer, as of the date of determination, to the most recent calendar quarter end (e.g., March 31, June 30, etc.) which would be required to be included to be filed in a registration statement on Form S-4 if one were filed by the Company as of such date of determination; provided, however, that the Company and Yumanity may mutually agree that the Interim Financials Date shall be a quarter end that is more recent than the foregoing (i.e., for example, the parties may agree that June 30 is the Interim Financials Date, even though a registration statement could at the time be filed with March 31 financial statements).
(b) As promptly as practicable after delivery of the Required Company Financials, the Parties shall prepare and cause to be filed with the SEC a Form S-4 Registration Statement, in which a Proxy Statement for the Yumanity stockholders will be included as a prospectus. Yumanity covenants and agrees that the Proxy Statement, including any pro forma financial statements included therein (and the letter to stockholders, notice of meeting and form of proxy included therewith), will comply with applicable U.S. federal securities laws and the WBCA in all material respects and will not, at the time that the Proxy Statement or any amendment or supplement thereto is filed with the SEC or is first mailed to the stockholders of Yumanity, at the time of the Yumanity Stockholders’ Meeting and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Yumanity further covenants to keep the Form S-4 Registration Statement effective for so long as necessary to complete the Merger and pursuant to the terms of this Agreement. Notwithstanding the foregoing, Yumanity makes no covenant, representation or warranty with respect to statements made in the Proxy Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith) relating to or describing the Company, if any, based on information furnished in writing by the Company specifically for inclusion therein. Each of the Parties shall use commercially reasonable efforts to cause the Form S-4 Registration Statement and the Proxy Statement to comply with the applicable rules and regulations promulgated by the SEC, to respond promptly to any comments of the SEC or its staff and to have the Form S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC. The Company and its legal counsel shall be given reasonable opportunity to review and comment on the Form S-4 Registration Statement prior to the filing thereof with the SEC (at least ten (10) days prior to the filing thereof), and on the response to any comments of the SEC on the Form S-4 Registration Statement, prior to the filing thereof with the SEC. Each of the Parties shall use commercially reasonable efforts to cause the Proxy Statement to be mailed to Yumanity’s stockholders as promptly as practicable after the Form S-4 Registration Statement is declared effective under the Securities Act. Each Party shall promptly furnish to the other Party all information in its possession concerning such Party and such Party’s subsidiaries and such Party’s stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.1. If any event relating to Yumanity or the Company occurs, or if Yumanity or the Company becomes aware of any event or information, that, pursuant to the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Form S-4 Registration Statement or the Proxy Statement, then such Party shall promptly inform the other Party thereof and shall cooperate fully in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to Yumanity’s stockholders.
(c) Prior to the Effective Time, Yumanity shall use commercially reasonable efforts to obtain all regulatory approvals needed to ensure that the Yumanity Common Stock to be issued in the Merger (to the extent required) shall be registered or qualified or exempt from registration or qualification under the securities law of every jurisdiction of the United States in which any registered holder of Company Capital Stock has an address of record on the record date for determining the stockholders entitled to notice of and to vote pursuant to the Yumanity Stockholders’ Meeting; provided, however, that Yumanity shall not be required: (i) to qualify to do business as a foreign corporation in any jurisdiction in which it is not now qualified; or (ii) to file a general consent to service of process in any jurisdiction.
(d) The Company shall reasonably cooperate with Yumanity and provide, and require its Representatives, advisors, accountants and attorneys to provide, Yumanity and its Representatives, advisors, accountants and attorneys, with all true, correct and complete information regarding the Company that is required by law to be included in the Form S-4 Registration Statement or reasonably requested from the Company to be included in the Form S-4 Registration Statement.

5.2 Company Shareholder Written Consent.
(a)  Promptly after the Form S-4 Registration Statement shall have been declared effective under the Securities Act, and in any event no later than ten (10) Business Days thereafter, the Company shall deliver a copy of the Form S-4 Registration Statement and obtain the approval (by written consent or otherwise) (the “Company Shareholder Written Consent”) of (1) the Company shareholders sufficient for the Required Company Shareholder Vote for purposes of (i) adopting this Agreement and approving the Merger, (ii) acknowledging that the approval given thereby is irrevocable and that each such shareholder is aware of its rights to demand appraisal for its shares pursuant to Section 23B.13 of the WBCA, a copy of which was attached thereto, and that each such shareholder has received and read a copy of Section 23B.13 of the WBCA, and (iii) acknowledging that by its approval of the Merger it is not entitled to appraisal rights with respect to its shares in connection with the Merger and thereby waives any rights to receive payment of the fair value of its capital stock under the WBCA. Under no circumstances shall the Company assert that any other approval or consent is necessary by its shareholders to approve the Merger or this Agreement.
(b) The Company agrees that, subject to Section 5.2(c): (i) the Company Board of Directors shall recommend that the Company’s shareholders vote to adopt this Agreement and the Merger and shall use its reasonable best efforts to solicit such approval within the timeframe set forth in Section 5.2(a) above (the recommendation of the Company Board of Directors that the Company’s shareholders vote to adopt and approve this Agreement being referred to as the “Company Board Recommendation”); and (ii) the Company Board Recommendation shall not be withdrawn or modified in a manner adverse to Yumanity, and no resolution by the Company Board of Directors or any committee thereof to withdraw or modify the Company Board Recommendation in a manner adverse to Yumanity shall be adopted or proposed.
(c)  Notwithstanding anything to the contrary contained in Section 5.2(b), if at any time prior to the approval of this Agreement by the Required Company Shareholder Vote, the Company receives a bona fide written Acquisition Proposal (which Acquisition Proposal did not arise out of a material breach of Section 4.5) from any Person that has not been withdrawn and, after consultation with outside legal counsel and outside financial advisor(s), the Company Board of Directors shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer, the Company Board of Directors may withhold, amend, withdraw or modify the Company Board Recommendation in a manner adverse to Yumanity or, if applicable, recommend such Superior Offer (collectively a “Company Board Adverse Recommendation Change”) if, but only if, the Company’s Board of Directors determines in good faith, based on such matters as it deems relevant following consultation with its outside legal counsel, that the failure to effect a Company Board Adverse Recommendation Change, in light of such Superior Offer, would reasonably be expected to be inconsistent with the fiduciary duties of the Company Board of Directors under applicable Legal Requirements; provided, that, before making a Company Board Adverse Recommendation Change, (i) Yumanity receives written notice from the Company confirming that the Company Board of Directors intends to change its recommendation at least five (5) Business Days in advance of effecting a Company Board Adverse Recommendation Change (the “Company Recommendation Determination Notice”), but such notice shall not be deemed to constitute a Company Board Adverse Recommendation Change; (ii) such notice describes in reasonable detail the material terms and conditions of such Superior Offer, including the identity of the Person making such offer (and attaching the most current and complete version of any written agreement or other documents reflecting the material terms relating thereto); (iii) if requested by Yumanity, the Company shall, during such five (5) Business Day period, negotiate with Yumanity in good faith to make such adjustments to the terms and conditions of this Agreement so that the Company Board Adverse Recommendation Change is no longer necessary and such Acquisition Proposal no longer constitutes a Superior Offer and (iv) after considering the results of any such negotiations and giving effect to any new proposals made by Yumanity, if any, and, after consultation with outside legal counsel and outside financial advisor(s), the Company Board of Directors shall have determined, in good faith, that such Acquisition Proposal continues to be a Superior Offer and that the failure to effect a Company Board Adverse Recommendation Change or terminate this Agreement under Section 9.1(k) below in light of such Superior Offer, would reasonably be expected to be inconsistent with the fiduciary duties of the Company Board of Directors under applicable Legal Requirements. The requirements and provisions of this Section 5.2(c) shall also apply in the event of any material change to the terms of any such Acquisition Proposal and each such material change shall require a new Company Recommendation Determination Notice, except that the references to five (5) Business Days shall be deemed to be four (4) Business Days.

(d)  Notwithstanding anything to the contrary contained in Section 5.2(b), if at any time prior to the approval of this Agreement by the Required Company Shareholder Vote, the Company Board of Directors may, if an event, fact, development, circumstance or occurrence that affects or would be reasonably likely to affect the business, assets or operations of the Company that occurs or arises after the date of this Agreement, was neither known nor reasonably foreseeable by the Company Board of Directors as of, or prior to, the date of this Agreement and becomes known by the Company Board of Directors after the date of this Agreement (a “Company Intervening Event”), effect a Company Board Adverse Recommendation Change if it determines in good faith, following consultation with its outside legal counsel, that the failure to effect a Company Board Adverse Recommendation Change in light of such Company Intervening Event would reasonably be expected to be inconsistent with the fiduciary duties of the Company Board of Directors under applicable Legal Requirements; provided, however, that the Company Board of Directors may not effect a Company Board Adverse Recommendation Change due to a Company Intervening Event unless (i) the Company shall have provided prior written notice to Yumanity (the “Company Intervening Event Recommendation Determination Notice”) at least five (5) Business Days in advance of its intention to effect such Company Board Adverse Recommendation Change, (ii) such notice describes in reasonable detail the facts and reasons for such intention, (iii) if requested by Yumanity, the Company shall, during such five (5) Business Day period, negotiate with Yumanity in good faith to make such adjustments to the terms and conditions of this Agreement so that the Company Board Adverse Recommendation Change in connection with the Company Intervening Event is no longer necessary, and (iv) after considering the results of any such negotiations and giving effect to any new proposals made by Yumanity, if any, and, after consultation with outside legal counsel, the Company Board of Directors shall have determined, in good faith, that the failure to make the Company Board Adverse Recommendation Change in connection with such Company Intervening Event would reasonably be expected to be inconsistent with the fiduciary duties of the Company Board of Directors under applicable Legal Requirements. The provisions of this Section 5.2(d) shall also apply to any material change to the facts and circumstances relating to any such Company Intervening Event and each such material change shall require a new Company Intervening Event Recommendation Determination Notice, except that the references to five (5) Business Days shall be deemed to be four (4) Business Days. For further clarity, the Company Board of Directors shall not be permitted to effect a Company Board Adverse Recommendation Change pursuant to this Section 5.2(d) with respect to or in connection with any Acquisition Proposal (which shall be covered by and subject in all respects to Section 5.2(c).
5.3 Yumanity Stockholders’ Meeting.
(a)  Yumanity shall take all action necessary under applicable Legal Requirements to call, give notice of and hold a meeting of the holders of Yumanity Common Stock to vote on the Yumanity Stockholder Proposals (such meeting, the “Yumanity Stockholders’ Meeting”). The Yumanity Stockholders’ Meeting shall be held as promptly as practicable after the Form S-4 Registration Statement is declared effective under the Securities Act. Yumanity shall take reasonable measures to ensure that all proxies solicited in connection with the Yumanity Stockholders’ Meeting are solicited in compliance with all applicable Legal Requirements. Notwithstanding anything to the contrary contained herein, if on the date of the Yumanity Stockholders' Meeting, or a date preceding the date on which the Yumanity Stockholders' Meeting is scheduled, Yumanity reasonably believes that (x) it will not receive proxies sufficient to obtain the required approval of the holders of Yumanity Common Stock at the Yumanity Stockholders' Meeting with respect to all of the Yumanity Stockholder Proposals, whether or not a quorum would be present at the Yumanity Stockholders' Meeting or (y) it will not have sufficient shares of Yumanity Common Stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Yumanity Stockholders' Meeting, subject to compliance with all Legal Requirements, Yumanity may postpone or adjourn, or make one or more successive postponements or adjournments of, the Yumanity Stockholders’ Meeting, as long as the date of the Yumanity Stockholders’ Meeting is not postponed or adjourned more than an aggregate of thirty (30) calendar days in connection with any such postponements or adjournments pursuant to either or both of the preceding clauses (x) and (y); provided that, subject to compliance with all Legal Requirements, Yumanity may postpone or adjourn the Yumanity Stockholders’ Meeting to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that Yumanity has reasonably determined, after consultation with their outside legal counsel, is reasonably likely to be required under applicable Legal Requirements and for such supplemental or amended disclosure to be disseminated and reviewed by stockholders of Yumanity prior to the Yumanity Stockholders’ Meeting.

(b)  Yumanity agrees that, subject to Section 5.3(c): (i) the Yumanity Board of Directors shall recommend that Yumanity’s stockholders vote to approve the Yumanity Stockholder Proposals (the recommendation of the Yumanity Board of Directors that Yumanity’s stockholders vote to approve the Yumanity Stockholder Proposals being referred to as the “Yumanity Board Recommendation”); and (ii) the Yumanity Board Recommendation shall not be withdrawn or modified in a manner adverse to the Company, and no resolution by the Yumanity Board of Directors or any committee thereof to withdraw or modify the Yumanity Board Recommendation in a manner adverse to the Company shall be adopted or proposed.
(c)  Notwithstanding anything to the contrary contained in Section 5.3(b), if at any time prior to the approval of the Yumanity Stockholder Proposals by the Required Yumanity Stockholder Vote, Yumanity receives a bona fide written Acquisition Proposal (which Acquisition Proposal did not arise out of a material breach of Section 4.5) from any Person that has not been withdrawn and, after consultation with outside legal counsel and outside financial advisor(s), the Yumanity Board of Directors shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer, the Yumanity Board of Directors may withhold, amend, withdraw or modify the Yumanity Board Recommendation in a manner adverse to the Company or, if applicable, recommend such Superior Offer (collectively a “Yumanity Board Adverse Recommendation Change”) if, but only if, the Yumanity Board of Directors determines in good faith, based on such matters as it deems relevant following consultation with its outside legal counsel, that the failure to effect a Yumanity Board Adverse Recommendation Change, in light of such Superior Offer, would reasonably be expected to be inconsistent with the fiduciary duties of the Yumanity Board of Directors under applicable Legal Requirements; provided, that, before making a Yumanity Board Adverse Recommendation Change, (i) the Company receives written notice from Yumanity confirming that the Yumanity Board of Directors intends to change its recommendation at least five (5) Business Days in advance of effecting a Yumanity Board Adverse Recommendation Change (the “Yumanity Recommendation Determination Notice”), but such notice shall not be deemed to constitute a Yumanity Board Adverse Recommendation Change; (ii) such notice describes in reasonable detail the material terms and conditions of such Superior Offer, including the identity of the Person making such offer (and attaching the most current and complete version of any written agreement or other documents reflecting the material terms relating thereto); (iii) if requested by the Company, Yumanity shall, during such five (5) Business Day period, negotiate with the Company in good faith to make such adjustments to the terms and conditions of this Agreement so that the Yumanity Board Adverse Recommendation Change is no longer necessary and such Acquisition Proposal no longer constitutes a Superior Offer; and (iv) after considering the results of any such negotiations and giving effect to any new proposals made by the Company, if any, and, after consultation with outside legal counsel and outside financial advisor(s), the Yumanity Board of Directors shall have determined, in good faith, that such Acquisition Proposal continues to be a Superior Offer and that the failure to effect a Yumanity Board Adverse Recommendation Change or terminate this Agreement under Section 9.1(j) below, in light of such Superior Offer, would reasonably be expected to be inconsistent with the fiduciary duties of the Yumanity Board of Directors under applicable Legal Requirements. The requirements and provisions of this Section 5.3(c) shall also apply in the event of any material change to the terms of any such Acquisition Proposal and each such material change shall require a new Yumanity Recommendation Determination Notice, except that the references to five (5) Business Days shall be deemed to be four (4) Business Days.
(d)  Notwithstanding anything to the contrary contained in Section 5.3(b), at any time prior to the approval of the Yumanity Stockholder Proposals, the Yumanity Board of Directors may, if an event, fact, development, circumstance or occurrence that affects or would be reasonably likely to affect the business, assets or operations of Yumanity that occurs or arises after the date of this Agreement, was neither known nor reasonably foreseeable by the Yumanity Board of Directors as of, or prior to, the date of this Agreement and becomes known by the Yumanity Board of Directors after the date of this Agreement (a “Yumanity Intervening Event”), effect a Yumanity Board Adverse Recommendation Change if it determines in good faith, following consultation with its outside legal counsel, that the failure to effect a Yumanity Board Adverse Recommendation Change in light of such Yumanity Intervening Event would reasonably be expected to be inconsistent with the fiduciary duties of the Yumanity Board of Directors under applicable Legal Requirements; provided, however, that the Yumanity Board of Directors may not effect a Yumanity Board Adverse Recommendation Change due to a Yumanity Intervening Event unless (i) Yumanity shall have provided prior written notice to the Company (the “Yumanity Intervening Event Recommendation Determination Notice”) at least five (5) Business Days in advance of its intention to effect such Yumanity Board Adverse Recommendation Change, (ii) such notice describes in reasonable detail the facts and reasons for such intention, (iii) if requested by the Company,

Yumanity shall, during such five (5) Business Day period, negotiate with the Company in good faith to make such adjustments to the terms and conditions of this Agreement so that the Yumanity Board Adverse Recommendation Change in connection with the Yumanity Intervening Event is no longer necessary, and (iv) after considering the results of any such negotiations and giving effect to any new proposals made by the Company, if any, and, after consultation with outside legal counsel, the Yumanity Board of Directors shall have determined, in good faith, that the failure to make the Yumanity Board Adverse Recommendation Change in connection with such Yumanity Intervening Event would reasonably be expected to be inconsistent with the fiduciary duties of the Yumanity Board of Directors under applicable Legal Requirements. The provisions of this Section 5.3(d) shall also apply to any material change to the facts and circumstances relating to any such Yumanity Intervening Event and each such material change shall require a new Yumanity Intervening Event Determination Notice, except that the references to five (5) Business Days shall be deemed to be four (4) Business Days. For further clarity, the Yumanity Board of Directors shall not be permitted to effect a Yumanity Board Adverse Recommendation Change pursuant to this Section 5.3(d) with respect to or in connection with any Acquisition Proposal (which shall be covered by and subject in all respects to Section 5.3(c)).
(e) Nothing contained in this Agreement shall prohibit Yumanity or its Board of Directors from (i) taking and disclosing to the stockholders of Yumanity a position as contemplated by Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d-9 under the Exchange Act (other than Rule 14d-9(f) under the Exchange Act), and (ii) making a “stop, look and listen” communication to the stockholders of Yumanity pursuant to Rule 14d-9(f) under the Exchange Act; provided, however, that this Section 5.3(e) shall not be deemed to affect whether any such disclosure, other than such a “stop, look and listen” communication, would otherwise be deemed to be a Yumanity Board Adverse Recommendation Change; provided, further, that any such disclosures permitted pursuant to this Section 5.3(e) (other than a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act) shall be deemed to be a Yumanity Board Adverse Recommendation Change unless the Board of Directors of Yumanity expressly publicly reaffirms the Yumanity Board Recommendation (x) in such communication or (y) within three (3) Business Days after being requested in writing to do so by the Company. For clarity, a factually accurate public statement that describes Yumanity’s receipt of an Acquisition Proposal, that no position has been taken by the Yumanity Board of Directors as to the advisability or desirability of such Acquisition Proposal and the operation of this Agreement with respect thereto will not be deemed a Yumanity Board Adverse Recommendation Change.
5.4  Regulatory Approvals. The Parties shall use reasonable best efforts to consummate the Contemplated Transactions. Without limiting the generality of the foregoing, each Party shall use reasonable best efforts to file or otherwise submit, within five (5) Business Days after the date of this Agreement, all applications, notices, reports and other documents reasonably required to be filed by such Party with or otherwise submitted by such Party to any Governmental Body with respect to the Contemplated Transactions, and to submit promptly any additional information requested by any such Governmental Body. The Company and Yumanity shall respond as promptly as is practicable to respond in compliance with: (a) any inquiries or requests received from the Federal Trade Commission or the Department of Justice for information or documentation; and (b) any inquiries or requests received from any state attorney general, foreign antitrust or competition authority or other Governmental Body in connection with antitrust or competition matters.
5.5 Options, RSAs, RSUs and Warrants.
(a) Company Options, RSUs and Warrants.
(i) At the Effective Time, each Company Option that is outstanding and unexercised immediately prior to the Effective Time under the Equity Incentive Plans, whether or not vested, shall automatically and without any action on the part of the holder thereof, be converted into and become an option to purchase Yumanity Common Stock, and Yumanity shall assume the Equity Incentive Plans and each such Company Option in accordance with the terms of the Equity Incentive Plans and the terms of the stock option agreement by which such Company Option is evidenced. All rights with respect to Company Common Stock under Company Options assumed by Yumanity shall thereupon be converted into rights with respect to Yumanity Common Stock. Accordingly, from and after the Effective Time: (i) each Company Option assumed by Yumanity may be exercised solely for Yumanity Common Stock; (ii) the number of shares of Yumanity Common Stock subject to each Company Option assumed by Yumanity shall be determined by multiplying (A) the number of shares of Company Common Stock that were subject to such Company Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio and rounding the resulting number down to the nearest whole number of shares of Yumanity Common Stock; (iii) the per share exercise price for the Yumanity Common Stock issuable upon exercise of each Company Option assumed by Yumanity shall be determined by dividing (A) the per share exercise price of the shares of Company Common Stock subject to such Company Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any Company Option assumed by Yumanity shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Company Option shall otherwise remain unchanged; provided, however, that: (A) to the extent provided under the terms of a Company Option, such Company Option assumed by Yumanity in accordance with this Section 5.5(a) shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to Yumanity Common Stock subsequent to the Effective Time; and (B) the Yumanity Board of Directors or a committee thereof shall succeed to the authority and responsibility of Company Board of Directors or any committee thereof with respect to each Company Option assumed by Yumanity. Notwithstanding anything to the contrary in this Section 5.5(a)(i), the conversion of each Company Option (regardless of whether such option qualifies as an “incentive stock option” within the meaning of Section 422 of the Code) into an option to purchase shares of Yumanity Common Stock shall be made in a manner consistent with Treasury Regulation Section 1.424-1, such that the conversion of a Company Option would not be intended to constitute a “modification” of such Company Option for purposes of Section 409A or Section 424 of the Code.
(ii) At the Effective Time, each Company RSU that is outstanding immediately prior to the Effective Time under the Equity Incentive Plans, whether or not vested, shall automatically and without any action on the part of the holder thereof, be converted into and become a restricted stock unit with respect to Yumanity Common Stock, and Yumanity shall assume the Equity Incentive Plans and each such Company RSU in accordance with the terms of the Equity Incentive Plans and the terms of the restricted stock unit agreement by which such Company RSU is evidenced. All rights with respect to Company Common Stock under Company RSUs assumed by Yumanity shall thereupon be converted into rights with respect to Yumanity Common Stock. Accordingly, from and after the Effective Time: (i) each Company RSU assumed by Yumanity may be settled solely for Yumanity Common Stock; (ii) the number of shares of Yumanity Common Stock subject to each Company RSU assumed by Yumanity shall be determined by multiplying (A) the number of shares of Company Common Stock that were subject to such Company RSU, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio and rounding the resulting number down to the nearest whole number of shares of Yumanity Common Stock; and (iii) any restriction on the settlement of any Company RSU assumed by Yumanity shall continue in full force and effect and the term, vesting schedule and other provisions of such Company RSU shall otherwise remain unchanged; provided, however, that: (A) to the extent provided under the terms of a Company RSU, such Company RSU assumed by Yumanity in accordance with this Section 5.5(a) shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to Yumanity Common Stock subsequent to the Effective Time; and (B) the Yumanity Board of Directors or a committee thereof shall succeed to the authority and responsibility of Company Board of Directors or any committee thereof with respect to each Company RSU assumed by Yumanity.
(iii)  Yumanity shall file with the SEC, as soon as practicable following the Effective Time (but no later than thirty (30) days after the Effective Time), a registration statement on Form S-8, if available for use by Yumanity, relating to (i) the shares of Yumanity Common Stock issuable with respect to Company Options and Company RSUs assumed by Yumanity in accordance with Sections 5.5(a)(i) and 5.5(a)(ii), and (ii) subject to approval of the 2022 Plan by Yumanity's stockholders, the issuance of shares of Yumanity Common Stock under the 2022 Plan.
(iv)  Subject to Section 5.5(a)(v), at the Effective Time, each Company Warrant that is outstanding and unexercised immediately prior to the Effective Time (for the avoidance of doubt, excluding Company Warrants that are deemed to have been automatically exercised pursuant to their terms as a result of the consummation of the Merger), if any, shall be converted into and become a warrant to purchase shares of Yumanity Common Stock and Yumanity shall assume each such Company Warrant in accordance with its terms. All rights with respect to Company Common Stock under Company Warrants assumed by Yumanity shall thereupon be converted into rights with respect to shares of Yumanity Common Stock. Accordingly, from and after the Effective Time: (i) each Company Warrant assumed by Yumanity may be exercised solely for shares of Yumanity Common Stock; (ii) the number of shares of Yumanity Common Stock subject to each Company Warrant assumed by Yumanity shall be determined by multiplying (A) the number of shares of Company Common Stock, or the number of shares of Company Common Stock issuable upon exercise of the Company Warrants, that were subject to such Company Warrant immediately prior to the Effective Time by (B) the Exchange Ratio and rounding the resulting number down to the nearest whole number of shares of Yumanity Common Stock; (iii) the per share exercise price for the shares of Yumanity Common Stock issuable upon exercise of each Company Warrant assumed by Yumanity shall be determined by dividing the per share exercise price of Company Common Stock subject to such Company Warrant, as in effect immediately prior to the Effective Time, by the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on any Company Warrant assumed by Yumanity shall continue in full force and effect and the term and other provisions of such Company Warrant shall otherwise remain unchanged.
(v) Prior to the Effective Time, the Company shall take all actions that may be necessary (under the Equity Incentive Plans, the Company Warrants and otherwise) to effectuate the provisions of this Section 5.5(a) and to ensure that, from and after the Effective Time, holders of Company Options, Company RSUs and Company Warrants have no rights with respect thereto other than those specifically provided in this Section 5.5(a).
(b) Yumanity Options, RSUs and RSAs.
(i) Each outstanding Yumanity RSU and Yumanity RSA shall be accelerated in full effective as of immediately prior to the Effective Time. Effective as of immediately prior to the Effective Time, each outstanding Yumanity RSU and Yumanity RSA shall be accelerated in full and, in exchange therefor, effective as of immediately prior to the Effective Time, each former holder of any such Yumanity RSU and Yumanity RSA shall be entitled to receive or retain and shall be deemed to hold a number of shares of Yumanity Common Stock as is equal to (i) the total number of shares of Yumanity Common Stock subject to such Yumanity RSU or Yumanity RSA, as applicable, less (ii) the number of shares of Yumanity Common Stock that would otherwise be issued to or retained by the holder pursuant to the Yumanity RSU or Yumanity RSA, as applicable, to be withheld by Yumanity in satisfaction of the tax withholding obligations arising as a result of the vesting or settlement of such Yumanity RSU or Yumanity RSA, as applicable, equal to a number of shares of Yumanity Common Stock having a fair market value (which, for this purpose, shall be the closing price per share of Yumanity Common Stock immediately prior to the Effective Time) equal to the amount necessary to satisfy the withholding obligation based on the applicable statutory withholding rates for federal, state, local and foreign income tax and payroll tax purposes (rounded up to the nearest whole share) unless prior to the Effective Time, the holder has made arrangement satisfactory to Yumanity to satisfy such tax withholding obligation pursuant to another method provided in the applicable Yumanity RSU or Yumanity RSA award agreement, in which case, the full number of shares of Yumanity Common Stock subject to such Yumanity RSU or Yumanity RSA, as applicable, shall be issued to or retained by such holder.
(ii) Each unexpired and unexercised Yumanity Option, whether vested or unvested, shall be accelerated in full effective as of immediately prior to the Effective Time.
(iii)  Effective as of immediately prior to, but subject to the occurrence of, the Effective Time, each award of In the Money Yumanity Options shall automatically be deemed to be exercised in full by the holder thereof, and in connection with such exercise, each such holder shall be issued and shall be deemed to hold a number of shares of Yumanity Common Stock as is equal to (i) the total number of shares of Yumanity Common Stock subject to such award of In the Money Yumanity Options less (ii) the number of shares of Yumanity Common Stock having a fair market value (which, for this purpose, shall be the closing price per share of Yumanity Common Stock immediately prior to the Effective Time) that does not exceed the aggregate exercise price of such award of In the Money Yumanity Options (with any balance of the aggregate exercise price to be paid in cash by the holder) less (iii) the number of shares of Yumanity

Common Stock that would otherwise be issued to the holder pursuant to the award of In the Money Yumanity Options to be withheld by Yumanity in satisfaction of the tax withholding obligations arising as a result of the deemed exercise of such award of In the Money Yumanity Options equal to a number of shares of Yumanity Common Stock having a fair market value (which, for this purpose, shall be the closing price per share of Yumanity Common Stock immediately prior to the Effective Time) equal to the amount necessary to satisfy the withholding obligation based on the minimum applicable statutory withholding rates for federal, state, local and foreign income tax and payroll tax purposes (rounded up to the nearest whole share) unless prior to the Effective Time, the holder has made arrangement satisfactory to Yumanity to satisfy such tax withholding obligation pursuant to another method provided in the applicable In the Money Yumanity Option award agreement, in which case, the full number of shares of Yumanity Common Stock subject to such In the Money Yumanity Option shall be issued to such holder.
(iv) Each Yumanity Option that is not an In the Money Yumanity Option shall be cancelled as of the Effective Time.
(v) Prior to the Effective Time, the Yumanity Board shall take all actions that may be necessary (under the Yumanity equity incentive plans or otherwise) to effectuate the provisions of this Section 5.5(b) and to ensure that, from and after the Effective Time, holders of Yumanity Options, Yumanity RSUs and Yumanity RSAs have no rights with respect thereto other than those specifically provided in this Section 5.5(b).
5.6  Indemnification of Officers and Directors.
(a) From the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, each of Yumanity and the Surviving Corporation shall, jointly and severally, indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director or officer of Yumanity or the Company (the “D&O Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements (collectively, “Costs”), incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director or officer of Yumanity or the Company, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under the DGCL and the WBCA for directors or officers of Delaware and Washington corporations respectively. Each D&O Indemnified Party will be entitled to advancement of reasonable and documented expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from Yumanity and the Surviving Corporation, jointly and severally, to the same extent as such D&O Indemnified Party is entitled to advancement of expenses as of the date of this Agreement by Yumanity or the Company pursuant to the certificate of incorporation and bylaws of Yumanity and articles of incorporation and bylaws of the Company in effect on the date of this Agreement or any applicable indemnification agreement, upon receipt by Yumanity or the Surviving Corporation from the D&O Indemnified Party of a request therefor; provided, that any person to whom expenses are advanced provides a written undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification.
(b) The certificate of incorporation and bylaws Yumanity and the articles of incorporation and bylaws the Surviving Corporation shall contain, and Yumanity shall cause the articles of incorporation and bylaws of the Surviving Corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of each of Yumanity and the Company than are presently set forth in the certificate of incorporation and bylaws of Yumanity and the articles of incorporation and bylaws of the Company, which provisions shall not be amended, modified or repealed for a period of six years’ time from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of Yumanity and the Company, as applicable.
(c) From and after the Effective Time, Yumanity shall, at the expense of the Surviving Corporation, maintain directors’ and officers’ liability insurance policies, with an effective date as of the Closing Date, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Yumanity. In addition, Yumanity shall purchase, prior to the Effective Time, a six-year prepaid “D&O tail policy” for the non-cancellable extension of the directors’ and officers’ liability coverage of

Yumanity’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under Yumanity’s existing policies as of the date of this Agreement with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of Yumanity by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the Contemplated Transactions).
(d)  Yumanity shall pay all expenses, including reasonable attorneys’ fees, that are incurred by the persons referred to in this Section 5.6 in connection with their successful enforcement of their rights provided in this Section 5.6.
(e) The provisions of this Section 5.6 are intended to be in addition to the rights otherwise available to the current and former officers and directors of Yumanity and the Company, as applicable, by law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties, their heirs and their Representatives. In addition to the rights provided by this Agreement, to the extent that current and former officers and directors of Yumanity and the Company have existing rights under any agreement between such officer or director and Yumanity or the Company, as applicable, with respect to indemnification, the Surviving Corporation will take all good faith efforts necessary to maintain in place such other agreement and to indemnify such officer or director to the maximum extent possible under this Agreement as well as such other agreement.
(f) In the event Yumanity or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of Yumanity or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 5.6.
5.7 Additional Agreements.
(a) The Parties shall use commercially reasonable efforts to cause to be taken all actions necessary to consummate the Contemplated Transactions. Without limiting the generality of the foregoing, each Party to this Agreement: (i) shall make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such Party in connection with the Contemplated Transactions; (ii) shall use commercially reasonable efforts to obtain each Consent (if any) reasonably required to be obtained (pursuant to any applicable Legal Requirement or Contract, or otherwise) by such Party in connection with the Contemplated Transactions or for such Contract to remain in full force and effect; (iii) shall use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the Contemplated Transactions; and (iv) shall use commercially reasonable efforts to satisfy the conditions precedent to the consummation of this Agreement. Further, Yumanity shall use commercially reasonable efforts to obtain (x) executed severance agreements (including releases of Yumanity) contemplated by Section 8.3(f) and (y) final invoices from any Person who is owed unpaid Yumanity Transaction Expenses prior to Closing.
(b)  Notwithstanding anything to the contrary contained in this Agreement, no Party shall have any obligation under this Agreement: (i) to dispose of or transfer or cause any of its Subsidiaries to dispose of or transfer any assets; (ii) to discontinue or cause any of its Subsidiaries to discontinue offering any product or service; (iii) to license or otherwise make available, or cause any of its Subsidiaries to license or otherwise make available to any Person any Intellectual Property; (iv) to hold separate or cause any of its Subsidiaries to hold separate any assets or operations (either before or after the Closing Date); (v) to make or cause any of its Subsidiaries to make any commitment (to any Governmental Authority or otherwise) regarding its future operations; or (vi) to contest any Legal Proceeding or any order relating to the Merger or any of the other Contemplated Transactions if such Party determines in good faith that contesting such Legal Proceeding or order might not be advisable.
5.8  Disclosure. Without limiting any of either Party’s obligations under the Confidentiality Agreement, each Party shall not, and shall not permit any of its Subsidiaries or any Representative of such Party to, issue any press release or make any disclosure (to any customers or employees of such Party, to the public or otherwise) regarding the Contemplated Transactions unless: (a) the other Party shall have approved such press release or disclosure in writing, such approval not to be unreasonably conditioned, withheld or delayed; or (b) such Party shall have determined in good faith, upon the advice of outside legal counsel, that such disclosure is required by applicable Legal Requirements and, to the extent practicable and legally permitted, before such press release or disclosure is issued or made, such Party advises the other Party of, and consults with the other Party regarding, the text of such press release or disclosure; provided, however, that each of the Company and Yumanity may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are consistent with previous press releases, public disclosures or public statements made by the Company or Yumanity in compliance with this Section 5.8. Notwithstanding the foregoing, a Party need not consult with any other Parties in connection with such portion of any press release, public statement or filing to be issued or made (i) with respect to any Acquisition Proposal, Yumanity Board Adverse Recommendation Change or Company Board Adverse Recommendation Change, as applicable, and (ii) with respect to Yumanity only, pursuant to Section 5.3(e).
5.9 Listing. At or prior to the Effective Time, Yumanity shall use its commercially reasonable efforts to (a) cause the shares of Yumanity Common Stock being issued in the Merger to be approved for listing (subject to notice of issuance) on the Nasdaq Global Market or The Nasdaq Capital Market, (b) maintain its existing listing on until the Effective Time and to obtain approval of the listing of the combined corporation on the Nasdaq Capital Market and (c) effect the Reverse Split (to the extent applicable and deemed necessary by the Parties). The Company will cooperate with Yumanity as reasonably requested by Yumanity with respect to the listing application for the Yumanity Common Stock (the “Nasdaq Listing Application”) and promptly furnish to Yumanity all information concerning the Company and its shareholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.9.
5.10 Tax Matters.
(a)  Yumanity, Merger Sub and the Company shall use their respective commercially reasonable efforts to cause the Merger to qualify, and agree not to, and not to permit or cause any Affiliate or any Subsidiary to, take any actions or cause any action to be taken which would reasonably be expected to prevent the Merger from qualifying, as a “reorganization” under Section 368(a) of the Code.
(b) This Agreement is intended to constitute, and the parties hereto hereby adopt this Agreement as, a “plan of reorganization” within the meaning of Treasury Regulations section 1.368-2(g). Each of the Parties intends that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The Parties shall treat and shall not take (and shall cause their respective Affiliates to treat and not take) any Tax reporting position inconsistent with the treatment of the Merger as a reorganization within the meaning of Section 368(a) of the Code for U.S. federal, state and other relevant Tax purposes, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code. The Company and Yumanity will reasonably cooperate with each other to document and support the intentions of the parties hereto that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code, including providing to each other on or prior to the Closing customary representation letters typically provided as the basis for a legal opinion with respect thereto.
(c)  Yumanity (or the Company, to the extent required by law) will prepare and file, or cause to be prepared and filed, all income Tax Returns of Yumanity or any of its Subsidiaries to be filed for any Tax period ending on or before the Closing Date and the portion of any Straddle Period through the Closing Date the due date of which (taking into account extensions) is after the Closing Date.
5.11  Legends. Yumanity shall be entitled to place appropriate legends on the certificated and non-certificated book entries evidencing any Yumanity Common Stock to be received by equity holders of the Company who may be considered “affiliates” of Yumanity for purposes of Rules 144 and 145 under the Securities Act reflecting the restrictions set forth in Rules 144 and 145 and to issue appropriate stop transfer instructions to the transfer agent for Yumanity Common Stock.
5.12  Cooperation. Each Party shall cooperate reasonably with the other Party and shall provide the other Party with such assistance as may be reasonably requested for the purpose of facilitating the performance by each Party of its respective obligations under this Agreement, to cause the Closing to occur as promptly as reasonably possible and to enable the combined entity to continue to meet its obligations following the Closing.

5.13  Directors and Officers. Yumanity and the Company shall obtain and deliver to the other Party at or prior to the Effective Time the resignation of each officer and director of Yumanity or the Company who is not continuing as an officer or director of Yumanity following the Effective Time. Prior to the Effective Time, but to be effective at the Effective Time, the Yumanity Board of Directors shall appoint Board designees selected by the Company. Immediately after the Effective Time, the Yumanity Board of Directors shall consist of six (6) members, three (3) of whom shall be designated by the Company, two (2) of whom shall be designated by members of the Yumanity Board of Directors existing as of the date hereof (provided, such designation shall be subject to prior approval and consent by the Company, not be unreasonably withheld, conditioned or delayed), and one (1) shall be the Chief Executive Officer of the Company. Immediately following the Effective Time, a majority of the members of the Yumanity Board of Directors shall meet the requisite independence requirements of Nasdaq’s listing standards. The Parties shall further take all necessary action so that the Persons listed in Schedule 5.13 are elected or appointed, as applicable, to the positions of officers and directors of Yumanity and the Surviving Corporation, as set forth therein, to serve in such positions effective as of the Effective Time. If any Person named above as a director is unable or unwilling to serve as a director of Yumanity after the Effective Time, as set forth therein, the Party appointing such Person shall designate a successor.
5.14  Section 16 Matters. Prior to the Effective Time, Yumanity shall take all such steps as may be required to cause any acquisitions of Yumanity Common Stock and any options to purchase Yumanity Common Stock resulting from the Merger, by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Yumanity, to be exempt under Rule 16b-3 promulgated under the Exchange Act.
5.15  Reverse Split. If mutually deemed necessary by the Parties, Yumanity shall submit to the holders of Yumanity Common Stock at the Yumanity Stockholders’ Meeting a proposal to approve and adopt an amendment to the Yumanity certificate of incorporation to authorize the Yumanity Board of Directors to effect a reverse stock split of all outstanding shares of Yumanity Common Stock at a reverse stock split ratio in the range of 1-for-5 to 1-for-20, as mutually agreed to by Yumanity and the Company (the “Reverse Split”), and shall take such other actions as shall be reasonably necessary to effectuate the Reverse Split.
5.16 Covenants Regarding Concurrent Financing.
(a) Without limiting the foregoing, the Parties shall take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to enforce its rights under the Securities Purchase Agreement in the event that all conditions in the Securities Purchase Agreement (other than conditions whose satisfaction is controlled by the Parties or any of their Affiliates and other than conditions that by their nature are to be satisfied at the Closing) have been satisfied, and to cause the Concurrent Investors to pay the applicable portion of the Concurrent Investment Amount set forth in the Securities Purchase Agreement in accordance with its terms. If reasonably requested by the Company, Yumanity shall, to the extent it has such rights under the Securities Purchase Agreement, waive any breach of any representation, warranty, covenant or agreement of the Securities Purchase Agreement by any Concurrent Investor to the extent necessary to cause the satisfaction of the conditions to closing of the Concurrent Financing set forth in the Securities Purchase Agreement and solely for the purpose of consummating the Closing. Without limiting the generality of the foregoing, Yumanity shall give the Company prompt (and, in any event, within two (2) Business Days) written notice: (A) of any request from a Concurrent Investor for any amendment to the Securities Purchase Agreement (other than as a result of any assignments or transfers contemplated therein or otherwise permitted thereby); (B) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any breach or default) by any Concurrent Investor under the Securities Purchase Agreement, to the extent known by such Party; and (C) of the receipt of any written notice or other written communication from any party to the Securities Purchase Agreement with respect to any actual, potential, threatened or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation by any Concurrent Investor under the Securities Purchase Agreement or any related agreement. Yumanity shall deliver all notices they are required to deliver under the Securities Purchase Agreement on a timely basis in order to cause the Concurrent Investors to consummate the Concurrent Financing immediately prior to the Effective Time.
(b)  Yumanity shall not amend, modify or waive any provisions of the Securities Purchase Agreement without the prior written consent of the Company; provided, that any amendment, modification or waiver that is solely ministerial in nature or otherwise immaterial, and, in each case, that does not affect any economic or any other material term, shall not require the prior written consent, so long as Yumanity has provided to the

Company no less than two (2) Business Days written notice of such amendment, modification or waiver, it being understood, but without limiting the foregoing, that it shall be deemed material if any amendment, modification or waiver (i) reduces the Concurrent Investment Amount or (ii) imposes new or additional conditions or otherwise expands, or adversely amends or modifies any of the conditions to the receipt of the Concurrent Financing.
(c) The Company shall use commercially reasonable efforts to take such actions and cause the holders of Company Common Stock to provide all documentation, including investor questionnaires, reasonably requested by Yumanity to allow Yumanity to issue the Yumanity Common Stock to such holders in a manner that satisfies the requirements of Rule 506 of Regulation D under the Securities Act or Rule 902 of Regulation S, including certifications to Yumanity: that either (a) (i) such holder is and will be, as of the Effective Time, an “accredited investor” (as such term is defined in Rule 501 of Regulation D under the Securities Act) and as to the basis on which such holder is an accredited investor; or (ii) such holder is not and will not be, as of the Effective Time, an “accredited investor”, in which case such holder either alone or with such holder’s purchaser representative has such knowledge and experience in financial and business matters that such holder is capable of evaluating the merits and risks of the Yumanity Common Stock; and (iii) that unless the shares are registered for resale the Yumanity Common Stock is being acquired for such holder’s account for investment only and not with a view towards, or with any intention of, a distribution or resale thereof for at least a period of six (6) months following the Closing or (b) such holder is not a “U.S. person” within the meaning of Regulation S, Rule 902, promulgated by the SEC under the Securities Act.
5.17  Termination of Certain Agreements and Rights.
(a) The Company shall use its commercially reasonable efforts to terminate at or prior to the Effective Time, those agreements set forth in Schedule C (collectively, the “Investor Agreements”).
(b)  Yumanity shall use its commercially reasonable efforts to terminate, at or prior to the Effective Time, such agreements as are reasonably requested in writing by the Company at least five (5) Business Days prior to the Closing, provided, that such agreements are terminable for convenience by, and without the imposition of any penalty on, Yumanity.
5.18  Certificates.
(a) The Company will prepare and deliver to Yumanity at least two (2) Business Days prior to the Closing Date a certificate signed by the Chief Executive Officer and President of the Company, on behalf of the Company and not in their personal capacities, in a form reasonably acceptable to Yumanity which sets forth a true and complete list of the holders of Company Common Stock, Company Option and Company Warrants as of immediately prior to the Effective Time and the number of shares of Company Common Stock owned and/or underlying the Company Options or Company Warrants held by such holders (the “Allocation Certificate”).
(b) Estimated Net Cash Certificate.
(i)  Yumanity shall prepare and deliver to the Company at least five (5) days prior to the Closing Date a certificate signed by the Chief Financial Officer of Yumanity, on behalf of Yumanity and not in his or her personal capacity, in a form reasonably acceptable to the Company which sets forth an estimate prepared in good faith of (i) the Yumanity Net Cash (including each line item set forth in the definition therein) and (ii) Yumanity Debt (including each line item set forth in the definition therein), each as of the Closing Date, determined in a manner consistent and in accordance with GAAP and Yumanity’s most recent audited financial statements which certificate shall be accompanied by such supporting documentation, information and calculations as are reasonably requested by the Company to verify and determine the information contained therein (the “Estimated Net Cash Certificate”, and the date of delivery of such certificate being the “Delivery Date”). No later than three (3) days after the Delivery Date (the last day of such period, the “Response Date”), the Company shall have the right to dispute any part of the Estimated Net Cash Certificate by delivering a written notice to that effect to Yumanity (a “Dispute Notice”). Any Dispute Notice shall identify in reasonable detail and to the extent known the nature and amounts of any proposed revisions to the Estimated Net Cash Certificate and will be accompanied by reasonably detailed materials supporting the basis for such revisions.
(ii) If, on or prior to the Response Date, the Company notifies Yumanity in writing that it has no objections to the Estimated Net Cash Certificate or, if the Company fails to deliver a Dispute Notice as provided in Section 5.18(b)(ii) on or prior to the Response Date, then the calculations of Yumanity Net Cash and Yumanity Debt set forth in the Estimated Net Cash Certificate shall be deemed to have been finally determined for purposes of this Agreement and to represent the Yumanity Net Cash and Yumanity Debt as of the Closing Date for purposes of this Agreement.
(iii) If the Company delivers a Dispute Notice on or prior to the Response Date, then Representatives of Yumanity and the Company shall promptly meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of Yumanity Net Cash and/or Yumanity Debt, which agreed upon Yumanity Net Cash and Yumanity Debt amount shall be deemed to have been finally determined for purposes of this Agreement and to represent the Yumanity Net Cash and Yumanity Debt as of the Closing Date for purposes of this Agreement.
(iv) If Representatives of Yumanity and the Company are unable to negotiate an agreed-upon determination of Yumanity Net Cash and Yumanity Debt as of the Closing Date pursuant to Section 5.18(b)(iv) within three days after delivery of the Dispute Notice (or such other period as Yumanity and the Company may mutually agree upon), then any remaining disagreements as to the calculation of Yumanity Net Cash and Yumanity Debt shall be referred to an independent auditor of recognized national standing jointly selected by Yumanity and the Company. If the Parties are unable to select an independent auditor within five (5) days, then either Yumanity or the Company may thereafter request that the Seattle, Washington Office of the American Arbitration Association (“AAA”) make such selection (either the independent auditor jointly selected by both Parties or such independent auditor selected by the AAA, the “Accounting Firm”). Yumanity and the Company shall promptly deliver to the Accounting Firm the work papers and back-up materials used in preparing their respective calculations of Yumanity Net Cash and Yumanity Debt and the Dispute Notice, and Yumanity and the Company shall use commercially reasonable efforts to cause the Accounting Firm to make its determination within five (5) Business Days of accepting its selection. Yumanity and the Company shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a Representative of each of Yumanity and the Company. The determination of the Accounting Firm shall be limited to the disagreements submitted to the Accounting Firm. The determination of the amount of Yumanity Net Cash and Yumanity Debt made by the Accounting Firm must be within the range of values submitted to the Accounting Firm by that Parties, shall be made in writing delivered to each of Yumanity and the Company, shall be final and binding on Yumanity and the Company and shall (absent manifest error) be deemed to have been finally determined for purposes of this Agreement and to represent the Yumanity Net Cash and Yumanity Debt as of the Closing Date for purposes of this Agreement. The Parties shall delay the Closing until the resolution of the matters described in this Section 5.18(b)(iv). The fees and expenses of the Accounting Firm shall be allocated between Yumanity and the Company in the same proportion that the disputed amount of the Yumanity Net Cash and Yumanity Debt that was unsuccessfully disputed by such Party (as finally determined by the Accounting Firm) bears to the total disputed amount of the Yumanity Net Cash and Yumanity Debt amount. If this Section 5.18(b)(iv) applies as to the determination of the Yumanity Net Cash and Yumanity Debt, upon resolution of the matter in accordance with this Section 5.18(b)(iv), the Parties shall not be required to determine Yumanity Net Cash or Yumanity Debt again even though the Closing Date may occur later than the originally anticipated Closing Date, except that either Yumanity or the Company may request a redetermination of Yumanity Net Cash and Yumanity Debt if the Closing Date is more than 15 days after the originally anticipated Closing Date.
(c) The Company shall prepare and deliver to Yumanity at least five (5) calendar days prior to the Closing Date a certificate signed by the Chief Executive Officer of the Company, on behalf of the Company and not in his or her personal capacity, in a form reasonably acceptable to Yumanity which sets forth an itemized list of each element of the (i) Company’s cash and cash equivalents and (ii) the Company Debt, each as of the Closing Date determined in a manner consistent with the manner in which such items were historically determined and in accordance with the Company’s most recent audited financial statements (the “Company Estimated Cash and Debt Statement”) which certificate shall be accompanied by such supporting documentation, information and calculations as are reasonably requested by Yumanity to verify and determine the information contained therein.

5.19  Litigation. From and after the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Article 9, Yumanity shall as promptly as reasonably practicable (but no later than within two (2) Business Days of receipt of learning about potential Transaction Litigation) notify the Company in writing of, shall keep the Company informed on a reasonably prompt basis regarding any such Transaction Litigation, and shall give the Company the opportunity to participate in the defense and settlement of, any Transaction Litigation (including by allowing the Company to offer comments or suggestions with respect to such Transaction Litigation, which Yumanity shall consider in good faith). Yumanity shall give the Company the opportunity to consult with counsel to Yumanity regarding the defense and settlement of any such Transaction Litigation, and in any event Yumanity shall not settle or compromise or agree to settle or compromise any Transaction Litigation without the Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). Without otherwise limiting the D&O Indemnified Parties’ rights with regard to the right to counsel, and notwithstanding anything to the contrary in any indemnification agreements Yumanity has entered into, following the Effective Time, the D&O Indemnified Parties shall be entitled to continue to retain Goodwin Procter LLP or such other counsel selected by such D&O Indemnified Parties prior to the Effective Time to defend any Transaction Litigation on behalf of, and to the extent such Transaction Litigation is against, the D&O Indemnified Parties.
5.20  Permitted Asset Disposition. Notwithstanding anything to the contrary in this Agreement, the Company shall, and shall be permitted to, take all actions expressly and specifically required to be taken in connection with the consummation of the Permitted Asset Disposition pursuant to the terms of the Permitted Asset Disposition Agreement.
5.21  Yumanity A&R Bylaws. On or effective as of the Closing Date, the Yumanity Board of Directors shall approve an amendment to Yumanity’s bylaws in form and substance reasonably acceptable to the Company.
ARTICLE 6

CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH PARTY
The obligations of each Party to effect the Contemplated Transactions and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by each of the Parties, at or prior to the Closing, of each of the following conditions:
6.1  Effectiveness of Registration Statement. The Form S-4 Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Form S-4 Registration Statement.
6.2 No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Contemplated Transactions shall have been issued by any court of competent jurisdiction or other Governmental Body of competent jurisdiction and remain in effect, and there shall not be any Legal Requirement which has the effect of making the consummation of the Contemplated Transactions illegal.
6.3  Stockholder Approval. This Agreement, the Merger and the other transactions contemplated by this Agreement shall have been duly approved by the Required Company Shareholder Vote, and the Yumanity Stockholder Proposals shall have been duly approved by the Required Yumanity Stockholder Vote.
6.4 No Governmental Proceedings Relating to Contemplated Transactions or Right to Operate Business. There shall not be any Legal Proceeding pending by an official of a Governmental Body in which such Governmental Body indicates that it intends to take any action challenging or seeking to restrain or prohibit the consummation of the Contemplated Transactions.
6.5 Listing. The existing shares of Yumanity Common Stock shall have been continually listed on Nasdaq as of and from the date of this Agreement through the Closing Date and the approval of the listing of the additional shares of Yumanity Common Stock on Nasdaq shall have been obtained and the shares of Yumanity Common Stock to be issued in the Merger pursuant to this Agreement shall have been approved for listing (subject to official notice of issuance) on Nasdaq.

6.6  Concurrent Financing. The aggregate amount of cash proceeds received prior to the Closing, or to be received substantially simultaneously with the Closing, (i) by Yumanity in connection with the consummation of the transactions contemplated by the Securities Purchase Agreement and (ii) by the Company in connection with any Interim Financing, shall not be less than the Concurrent Investment Amount.
ARTICLE 7

ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF YUMANITY AND MERGER SUB
The obligations of Yumanity and Merger Sub to effect the Contemplated Transactions and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by Yumanity, at or prior to the Closing, of each of the following conditions:
7.1 Accuracy of Representations. The representations and warranties of the Company contained in this Agreement shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (A) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a Company Material Adverse Effect (except for the representations and warranties of the Company set forth in Section 2.3(a) of the Agreement), (B) the representations and warranties of the Company set forth in Section 2.3(a) of the Agreement shall have been true and correct in all respects as of the date of the Agreement and shall be true and correct in all respects at and as of the Closing Date as if made on and as of such time except for such inaccuracies which are de minimis, individually or in the aggregate, or (C) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clauses (A)-(B), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).
7.2  Performance of Covenants. Each of the covenants and obligations in this Agreement that the Company is required to comply with or to perform at or prior to the Closing shall have been complied with and performed by the Company in all material respects.
7.3  Documents. Yumanity shall have received the following agreements and other documents, each of which shall be in full force and effect:
(a) a certificate executed by the Chief Executive Officer and President of the Company, on behalf of the Company and not in his or her personal capacity, confirming that the conditions set forth in Sections 7.1, 7.2, and 7.4, and have been duly satisfied;
(b)  certificates of good standing (or equivalent documentation) of the Company in its jurisdiction of organization and the various foreign jurisdictions in which it is qualified, certified charter documents, a certificate as to the incumbency of officers and the adoption of resolutions of the Company Board of Directors authorizing the execution of this Agreement and the consummation of the Contemplated Transactions to be performed by the Company hereunder;
(c) written resignations in forms reasonably satisfactory to Yumanity, dated as of the Closing Date and effective as of the Closing, executed by the officers and directors of the Company who will not be officers or directors of the Surviving Corporation pursuant to Section 5.13 hereof;
(d) the Company Closing Financial Certificate, which certificate shall be accompanied by such supporting documentation, information and calculations as are reasonably requested by the Company to verify and determine the information contained therein;
(e) the Allocation Certificate;
(f) the Company Estimated Cash and Debt Statement;
(g) the Company Allocation Schedule; and
(h)  (i) an original signed statement from the Company that the Company is not, and has not been at any time during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation,” as defined in Section 897(c)(2) of the Code, conforming to the requirements of Treasury Regulations Section 1.1445-2(c)(3) and 1.897-2(h), and (ii) an original signed notice to be delivered to the IRS in accordance with the requirements of Treasury Regulations Section 1.897-2(h)(2), together with written authorization for Yumanity to deliver such notice to the IRS on behalf of the Company following the Closing, each dated as of the Closing Date, duly executed by an authorized officer of the Company.
7.4 No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect that is continuing.
7.5  Termination of Investor Agreements. The Investor Agreements shall have been terminated.
7.6 Lock-Up Agreements. The Lock-Up Agreements executed by shareholders of the Company listed on Schedule B hereto will continue to be in full force and effect as of immediately following the Effective Time.
ARTICLE 8

ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY
The obligations of the Company to effect the Contemplated Transactions and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by the Company, at or prior to the Closing, of each of the following conditions:
8.1 Accuracy of Representations. The representations and warranties of Yumanity and Merger Sub contained in this Agreement shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (A) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a Yumanity Material Adverse Effect (except for the representations and warranties of Yumanity set forth in Section 3.3(a) of the Agreement), (B) the representations and warranties of Yumanity set forth in Section 3.3(a) of the Agreement shall have been true and correct in all respects as of the date of the Agreement and shall be true and correct in all respects at and as of the Closing Date as if made on and as of such time except for such inaccuracies which are de minimis, individually or in the aggregate, or (C) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clauses (A)-(B), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Yumanity Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).
8.2  Performance of Covenants. All of the covenants and obligations in this Agreement that either Yumanity or Merger Sub is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.
8.3  Documents. The Company shall have received the following documents, each of which shall be in full force and effect:
(a) a certificate executed by the Chief Executive Officer and Chief Financial Officer of Yumanity, on behalf of Yumanity and not in their personal capacities, confirming that the conditions set forth in Sections 8.1, 8.2, and 8.5, have been duly satisfied;
(b)  certificates of good standing of Yumanity and Merger Sub in its jurisdiction of organization and the various foreign jurisdictions in which it is qualified, certified charter documents, certificates as to the incumbency of officers and the adoption of resolutions of its board of directors authorizing the execution of this Agreement and the consummation of the Contemplated Transactions to be performed by Yumanity and Merger Sub hereunder;
(c) the Yumanity Closing Financial Certificate, which certificate shall be accompanied by such supporting documentation, information and calculations as are reasonably requested by the Company to verify and determine the information contained therein;
(d) the Estimated Net Cash Certificate;
(e)  executed Lock-Up Agreements from each executive officer and director continuing with Yumanity or any Yumanity Subsidiary following the Closing who is a Yumanity stockholder;

(f)  executed severance agreements (including releases of Yumanity) from each employee not continuing with Yumanity following the Closing Date and written resignations in forms reasonably satisfactory to the Company, dated as of the Closing Date and effective as of the Closing executed by the officers and directors of Yumanity who are not to continue as officers or directors of Yumanity pursuant to Section 5.13 hereof.
8.4 Board of Directors. Yumanity shall have caused the Yumanity Board of Directors to be constituted as set forth in Section 5.13 of this Agreement effective as of the Effective Time.
8.5 No Yumanity Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Yumanity Material Adverse Effect that is continuing.
8.6 No Yumanity Indebtedness. Yumanity shall have no outstanding Yumanity Debt as of the Closing Date.
8.7 Yumanity Net Cash Requirement. Yumanity Net Cash shall not be less than $7,500,000 as of the Closing Date.
ARTICLE 9

TERMINATION
9.1  Termination. This Agreement may be terminated prior to the Effective Time (whether before or after approval of the Yumanity Stockholder Proposals by the Required Yumanity Stockholder Vote or before or after approval of the Merger by the Required Company Shareholder Vote, unless otherwise specified below):
(a) by mutual written consent duly authorized by the Boards of Directors of Yumanity and the Company;
(b) by either Yumanity or the Company if the Contemplated Transactions shall not have been consummated by the date that is seven (7) months after the date hereof (subject to possible extension as provided in this Section 9.1(b), the “End Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to the Company, on the one hand, or to Yumanity, on the other hand, if such Party’s action or failure to act has been a principal cause of the failure of the Contemplated Transactions to occur on or before the End Date and such action or failure to act constitutes a breach of this Agreement; and provided, further, that, in the event that the SEC has not declared effective under the Securities Act the Form S-4 Registration Statement by the date which is sixty (60) days prior to the End Date, then either the Company or Yumanity shall be entitled to extend the End Date for an additional thirty (30) days;
(c) by either Yumanity or the Company if a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Contemplated Transactions;
(d) by either Yumanity or the Company if (i) the Yumanity Stockholders’ Meeting (including any adjournments and postponements thereof) shall have been held and completed and Yumanity’s stockholders shall have taken a final vote on the Yumanity Stockholder Proposals and (ii) the Yumanity Stockholder Proposals shall not have been approved at the Yumanity Stockholders’ Meeting (or any adjournment or postponement thereof) by the Required Yumanity Stockholder Vote; provided, however, that the right to terminate this Agreement under this Section 9.1(d) shall not be available to Yumanity where the failure to obtain the Required Yumanity Stockholder Vote shall have been caused by the action or failure to act of Yumanity and such action or failure to act constitutes a material breach by Yumanity of this Agreement;
(e) by the Company (at any time prior to the approval of the Yumanity Stockholder Proposals by the Required Yumanity Stockholder Vote) if a Yumanity Triggering Event shall have occurred;
(f) by Yumanity (at any time prior to the approval of the Merger by the Required Company Shareholder Vote) if a Company Triggering Event shall have occurred;
(g) by the Company, upon a breach of any representation, warranty, covenant or agreement on the part of Yumanity or Merger Sub set forth in this Agreement, or if any representation or warranty of Yumanity or Merger Sub shall have become inaccurate, in either case such that the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate, provided, that the Company is not then in material breach of any representation, warranty, covenant or agreement under this Agreement so as to cause any of the conditions under Section 7.1 or 7.2 not to be satisfied; provided, further, that if such inaccuracy in representations and warranties or breach by Yumanity or Merger Sub is curable by Yumanity or Merger Sub, then this Agreement shall not terminate pursuant to this Section 9.1(g) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a thirty (30) day period commencing upon delivery of written notice from the Company to Yumanity or Merger Sub of such breach or inaccuracy and of its intention to terminate pursuant to this Section 9.1(g) and (ii) Yumanity or Merger Sub (as applicable) ceasing to exercise commercially reasonable efforts to cure such breach after the notice contemplated in clause (i) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(g) as a result of such particular breach or inaccuracy if such breach by Yumanity or Merger Sub is cured prior to such termination becoming effective);
(h) by Yumanity, upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become inaccurate, in either case such that the conditions set forth in Section 7.1 or Section 7.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate, provided, that Yumanity is not then in material breach of any representation, warranty, covenant or agreement under this Agreement so as to cause any of the conditions under Section 8.1 or 8.2 not to be satisfied; provided, further, that if such inaccuracy in representations and warranties or breach by the Company is curable by the Company then this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a thirty (30) day period commencing upon delivery of written notice from Yumanity to the Company of such breach or inaccuracy and of its intention to terminate pursuant to this Section 9.1(h) and (ii) the Company ceasing to exercise commercially reasonable efforts to cure such breach after the notice contemplated in clause (i) above (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy if such breach by the Company is cured prior to such termination becoming effective);
(i) by either Yumanity or the Company if (i) the Company’s shareholders do not adopt this Agreement by the Required Company Shareholder Vote within ten (10) Business Days after the Form S-4 Registration Statement shall have been declared effective under the Securities Act; provided, however, that the right to terminate this Agreement under this Section 9.1(i) shall not be available to the Company where the failure to obtain the Required Company Shareholder Vote shall have been caused by the action or failure to act of the Company and such action or failure to act constitutes a material breach by the Company of this Agreement;
(j) by Yumanity, at any time prior to the approval of the Yumanity Stockholder Proposals by the Required Yumanity Stockholder Vote if Yumanity has received an Acquisition Proposal that the Yumanity Board of Directors deems is a Superior Offer in accordance with Section 5.3(c), Yumanity has complied with its obligations under Section 4.5 and Section 5.3 in order to accept such Superior Offer, Yumanity both concurrently terminates this Agreement and enters into a definitive agreement that provides for the consummation of such Superior Offer and Yumanity concurrently pays to the Company the amount set forth in Section 9.3.
(k) by the Company, at any time prior to the Required Company Shareholder Vote is obtained, if the Company has received an Acquisition Proposal that the Company Board of Directors deems is a Superior Offer in accordance with Section 5.2(c), the Company has complied with its obligations under Section 4.5 and Section 5.2 in order to accept such Superior Offer, the Company concurrently terminates this Agreement and enters into a definitive agreement that provides for the consummation of such Superior Offer and the Company concurrently pays to Yumanity the amount set forth in Section 9.3.
The Party desiring to terminate this Agreement pursuant to this Section 9.1 (other than pursuant to Section 9.1(a)) shall give a notice of such termination to the other Party specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail.
9.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect; provided, however, that (i) Section 5.8, this Section 9.2, Section 9.3, and Article 10 and the Confidentiality Agreement shall survive the termination of this Agreement and shall remain in full force and effect, and (ii) the termination of this Agreement shall not relieve any Party for its fraud or from any liability for any Willful Breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement. “Willful Breach” means a deliberate act or deliberate failure to act, taken with the actual knowledge that such act or failure to act would result in or constitute a material breach of this Agreement.

9.3  Expenses; Termination Fees.
(a) Except as set forth in this Section 9.3, all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the Party incurring such expenses, whether or not the Contemplated Transactions are consummated; provided, that Yumanity shall pay all fees and expenses incurred in relation to (i) the printing (e.g., paid to a financial printer) and filing with the SEC of the Form S-4 Registration Statement (including any financial statements and exhibits) and any amendments or supplements thereto and (ii) the filing and application fees payable to Nasdaq in connection with the Nasdaq Listing Application and the listing of the Yumanity Common Stock to be issued in the Merger on Nasdaq (such fees, “Filing Fees”).
(b)  Yumanity shall pay to the Company via wire transfer of same-day funds, within two (2) Business Days after termination (or, if applicable, upon such entry into a definitive agreement and/or consummation of a Subsequent Transaction), a nonrefundable fee in an amount equal to $500,000 (the “Company Termination Fee”):
(i) if this Agreement is terminated by the Company pursuant to Section 9.1(e);
(ii) if this Agreement is terminated by Yumanity pursuant to Section 9.1(j); or
(iii) if this Agreement is terminated by Yumanity or the Company pursuant to Section 9.1(b) or Section 9.1(d) or by the Company pursuant to Section 9.1(g) and (x) an Acquisition Proposal with respect to Yumanity shall have been publicly announced, disclosed or otherwise communicated to the Yumanity Board of Directors prior to such termination (and not withdrawn) and (y) within twelve (12) months after the date of such termination, Yumanity enters into a definitive agreement with respect to a Subsequent Transaction that is subsequently consummated or consummates a Subsequent Transaction whether or not in respect of the Acquisition Proposal referred to in clause (x).
(c) The Company shall pay to Yumanity via wire transfer of same-day funds, within two (2) Business Days after termination (or, if applicable, upon such earlier entry into a definitive agreement and/or consummation of a Subsequent Transaction), a nonrefundable fee in an amount equal to $1,000,000 (the “Yumanity Termination Fee”):
(i) if this Agreement is terminated by Yumanity pursuant to Section 9.1(f);
(ii) if this Agreement is terminated by the Company pursuant to Section 9.1(k); or
(iii) if this Agreement is terminated by Yumanity pursuant to Section 9.1(h) or Yumanity or the Company pursuant to Section 9.1(b) or Section 9.1(i) and (x) an Acquisition Proposal with respect to the Company shall have been publicly announced, disclosed or otherwise communicated to the Company Board of Directors prior to such termination (and not withdrawn) and (y) within twelve (12) months after the date of such termination, the Company enters into a definitive agreement with respect to a Subsequent Transaction that is subsequently consummated or consummates a Subsequent Transaction whether or not in respect of the Acquisition Proposal referred to in clause (x).
(d) (i) If this Agreement is terminated by the Company pursuant to Section 9.1(d) or Section 9.1(g), or (ii) if this Agreement is terminated by Yumanity pursuant to Section 9.1(d), then Yumanity shall reimburse the Company for all Third Party Expenses incurred by the Company, up to a maximum of $250,000, by wire transfer of same-day funds within two (2) Business Days following the date on which the Company submits to Yumanity true and correct copies of reasonable documentation supporting such Third Party Expenses. If the Company also becomes entitled to receive a Company Termination Fee under this Agreement, the amount paid by Yumanity as expense reimbursement under this Section 9.3(d) will be credited against the Company Termination Fee.
(e) (i) If this Agreement is terminated by Yumanity pursuant to Section 9.1(h) or Section 9.1(i), or (ii) if this Agreement is terminated by the Company pursuant to Section 9.1(i), then the Company shall reimburse Yumanity for all Third Party Expenses incurred by Yumanity up to a maximum of $500,000, by wire transfer of same-day funds within two (2) Business Days following the date on which Yumanity submits to the Company true and correct copies of reasonable documentation supporting such Third Party Expenses. If Yumanity also becomes entitled to receive a Yumanity Termination Fee under this Agreement, the amount paid by the Company as expense reimbursement under this Section 9.3(e) will be credited against the Yumanity Termination Fee.

(f) If either Party fails to pay when due any amount payable by such Party under Section 9.3(a), (b), (c), (d) or (e), then (i) such Party shall reimburse the other Party for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the other Party of its rights under this Section 9.3, and (ii) such Party shall pay to the other Party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the other Party in full) at a rate per annum equal to the “prime rate” (as announced by Bank of America or any successor thereto) in effect on the date such overdue amount was originally required to be paid.
(g) The Parties agree that the payment of the fees and expenses set forth in this Section 9.3, shall be the sole and exclusive remedy of each Party following a termination of this Agreement under the circumstances described in this Section 9.3, it being understood that in no event shall either Yumanity or the Company be required to pay fees or damages payable pursuant to this Section 9.3 on more than one occasion (other than in the case of payments required under Section 9.3(b)(iii) or Section 9.3(c)(iii) following a reimbursement of Third Party Expenses under Section 9.3(d) or Section 9.3(e) respectively. Subject to any liability or damage for fraud or Willful Breach as provided in Section 9.2, the payment of the fees and expenses set forth in this Section 9.3, and the provisions of Section 10.10, each of the Parties and their respective Affiliates shall have no liability, shall not be entitled to bring or maintain any other claim, action or proceeding against the other, shall be precluded from any other remedy against the other, at law or in equity or otherwise, and shall not seek to obtain any recovery, judgment or damages of any kind against the other (or any Subsidiary, Affiliate, or Representative of such Party) in connection with or arising out of the termination of this Agreement, any breach by any Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated. Each of the Parties acknowledges that (i) the agreements contained in this Section 9.3 are an integral part of the Contemplated Transactions, (ii) without these agreements, the Parties would not enter into this Agreement and (iii) any amount payable pursuant to this Section 9.3 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Parties in the circumstances in which such amount is payable.
ARTICLE 10

MISCELLANEOUS PROVISIONS
10.1  Non-Survival of Representations and Warranties. The representations and warranties of the Company, Merger Sub and Yumanity contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time and this Article 10 shall survive the Effective Time.
10.2  Amendment. This Agreement may be amended with the approval of the respective Boards of Directors of the Company, Merger Sub and Yumanity at any time (whether before or after the approval of the Contemplated Transactions or issuance of shares of Yumanity Common Stock in the Contemplated Transactions); provided, however, that after any such adoption and approval of this Agreement by Yumanity’s stockholders, no amendment shall be made which by law requires further approval of the Yumanity stockholders without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Company, Merger Sub and Yumanity.
10.3 Waiver.
(a) No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.
(b) Any provision hereof may be waived (or the time for performance extended) by the waiving Party solely on such Party’s own behalf, without the consent of any other Party. No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

10.4  Entire Agreement; Counterparts; Exchanges by Facsimile. This Agreement and the other agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by facsimile or electronic transmission in .PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.
10.5  Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws; provided that the Merger shall be governed by the laws of the State of Washington. In any action or suit between any of the Parties arising out of or relating to this Agreement or any of the Contemplated Transactions: (a) each of the parties (i) irrevocably submits itself to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, (ii) to the extent such court does not have jurisdiction, the United States District Court of the District of Delaware, as well as to the jurisdiction of all courts to which an appeal may be taken from such courts, in any suit, action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated herein, (b) agrees that every such suit, action or proceeding shall be brought, heard and determined exclusively in such court, (c) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from such court, (d) agrees not to bring any suit, action or proceeding arising out of or relating to this Agreement or the Contemplated Transactions in any other court, and (e) waives any defense of inconvenient forum to the maintenance of any suit, action or proceeding so brought.
EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE DOCUMENTS RELATED HERETO IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, INCLUDING ANY CONTROVERSY INVOLVING ANY REPRESENTATIVE OF YUMANITY OR THE COMPANY UNDER THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.5.
10.6  Assignability; No Third-Party Beneficiaries. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Parties, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Parties’ prior written consent shall be void and of no effect. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties hereto and the D&O Indemnified Parties to the extent of their respective rights pursuant to Section 5.6) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

10.7  Notices. Any notice or other communication required or permitted to be delivered to any Party under this Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered by hand, by registered mail, by courier or express delivery service, by facsimile to the address or facsimile telephone number or sent by electronic mail (notice deemed given on the date of receipt) prior to 6:00 p.m. New York City time, otherwise on the next succeeding Business Day, set forth beneath the name of such Party below (or to such other address, facsimile telephone number or electronic mail as such Party shall have specified in a written notice given to the other parties hereto):
if to Yumanity or Merger Sub:

Yumanity Therapeutics, Inc.
40 Guest Street, Suite 4410
Boston, MA 02135
Attention: Devin Smith, Senior Vice President and General Counsel
Email: dsmith@yumanity.com

with a copy (which shall not constitute notice) to:

Goodwin Procter LLP
100 Northern Avenue
Boston, Massachusetts 02210
Telephone: 617-570-1000
Fax: 617-523-1231
Attention: John T. Haggerty, Esq. and Jean A. Lee
Email: jhaggerty@goodwinlaw.com and jeanlee@goodwinlaw.com

if to the Company:

Kineta, Inc.
219 Terry Avenue North, Suite 300
Seattle, WA 98109
Attention: Shawn Iadonato, CEO
Email: shawn@kineta.us

with a copy (which shall not constitute notice) to:

Orrick, Herrington & Sutcliffe LLP
701 5th Avenue, Suite 5600
Seattle, WA 98104-7097
Telephone: 206-839-4337
Attention: Blake Ilstrup, Hari Raman and Albert W. Vanderlaan
Email: bilstrup@orrick.com, hraman@orrick.com and avanderlaan@orrick.com
10.8  Cooperation. Each Party agrees to cooperate fully with the other Parties and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Party to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement.
10.9  Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.
10.10  Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the Parties hereto waives any bond, surety or other security that might be required of any other Party with respect thereto.
10.11  Construction.
(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.
(b) The Parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.
(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”
(d) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits and Schedules to this Agreement, respectively.
(e) The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.
(f) Each of “delivered” or “made available” means, with respect to any documentation, that prior to 11:59 p.m. (New York time) on the date that is one (1) Business Day prior to the date of this Agreement (i) a copy of such material has been posted to and made available by a Party to the other Party and its Representatives in the electronic data room maintained by such disclosing Party or (ii) such material is disclosed in the Yumanity SEC Documents filed with the SEC prior to the date hereof and publicly made available on the SEC’s Electronic Data Gathering Analysis and Retrieval system.
[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.
YUMANITY THERAPEUTICS, INC.

By:	/s/ Richard Peters
Name: Richard Peters
Title: Chief Executive Officer
YACHT MERGER SUB, INC.

By:	/s/ Devin Smith
Name: Devin Smith
Title: Chief Executive Officer
[Signature Page to Merger Agreement]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.
KINETA, INC.

By:	/s/ Shawn Iadonato
Name: Shawn Iadonato
Title: Chief Executive Officer
[Signature Page to Merger Agreement]

EXHIBIT A

CERTAIN DEFINITIONS
For purposes of the Agreement (including this Exhibit A):
“2016 Plan” shall have the meaning set forth in Section 3.3(b).
“2018 Plan” shall have the meaning set forth in Section 3.3(b).
“2021 Plan” shall have the meaning set forth in Section 3.3(b).
“2022 Plan” shall mean the customary incentive plan that shall be subject to approval by Yumanity’s stockholders at the Yumanity Stockholders’ Meeting.
“Acquisition Inquiry” shall mean, with respect to a Party, an inquiry, indication of interest or request for nonpublic information (other than an inquiry, indication of interest or request for information made or submitted by the Company, on the one hand, or Yumanity, on the other hand, to the other Party) that would reasonably be expected to lead to an Acquisition Proposal with such Party.
“Acquisition Proposal” shall mean, with respect to a Party, any offer or proposal, whether written or oral (other than (i) an offer or proposal made or submitted by or on behalf of the Company or any of its Affiliates, on the one hand, or by or on behalf of Yumanity or any of its Affiliates, on the other hand, to the other Party, or (ii) an offer or proposal relating to a Permitted Asset Disposition) contemplating or otherwise relating to any Acquisition Transaction with such Party.
“Acquisition Transaction” shall mean any transaction or series of transactions involving:
•
any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a Party or any of its Subsidiaries is a constituent corporation; (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of a Party or any of its Subsidiaries; or (iii) in which a Party or any of its Subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such Party or any of its Subsidiaries; or

•
any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the fair market value of the consolidated assets of a Party and its Subsidiaries, taken as a whole, other than a Permitted Asset Disposition.

“Affiliates” of a Person shall mean any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise
“Agreement” shall mean the Agreement and Plan of Merger to which this Exhibit A is attached, as it may be amended from time to time.
“Allocation Certificate” shall have the meaning set forth in Section 5.18(a).
“Anti-Corruption Laws” means the U.S. Foreign Corrupt Practices Act, as amended (15 U.S.C. §78 dd-1 et seq.), the UK Bribery Act of 2010, or any other applicable anti-bribery or anti-corruption Laws.
“Articles of Merger” shall have the meaning set forth in Section 1.3.
“Business Day” shall mean any day other than a day on which banks in the State of New York are authorized or obligated to be closed.
“Capitalization Date” shall have the meaning set forth in Section 3.3(a).
“CARES Act” shall mean the Coronavirus Aid, Relief, and Economic Security Act (Public Law 116-136) and all rules, any regulations and guidance issued by any Governmental Authority with respect thereto, in each case as in effect from time to time.

“Certifications” shall have the meaning set forth in Section 3.4(a).
“Closing” shall have the meaning set forth in Section 1.3.
“Closing Date” shall have the meaning set forth in Section 1.3.
“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, as set forth in Section 4980B of the Code and Part 6 of Title I of ERISA.
“Code” shall mean the Internal Revenue Code of 1986, as amended.
“Company” shall have the meaning set forth in the Preamble.
“Company Affiliate” shall mean any Person that is (or at any relevant time was) under common control with the Company within the meaning of Sections 414(b), (c), (m) and (o) of the Code, and the regulations issued thereunder.
“Company Allocation Schedule” shall have the meaning set forth in Section 1.7(b).
“Company Associate” shall mean any current or former employee, independent contractor, officer or director of the Company or any Company Affiliate.
“Company Board Adverse Recommendation Change” shall have the meaning set forth in Section 5.2(c).
“Company Board of Directors” shall mean the Board of Directors of the Company.
“Company Board Recommendation” shall have the meaning set forth in Section 5.2(b).
“Company Capital Stock” shall mean the Company Common Stock.
“Company Closing Balance Sheet” shall mean the unaudited consolidated balance sheet of the Company and its consolidated Subsidiaries as of the Closing.
“Company Closing Financial Certificate” means a certificate executed by the Chief Executive Officer of the Company, on behalf of the Company and not in his or her personal capacity, dated as of the Closing Date, certifying the accuracy of the Company Closing Balance Sheet. The Company Closing Financial Certificate shall include a representation of the Company, certified by the Chief Executive Officer of the Company, that such certificate includes an accurate and correct accounting and calculation of the Company’s cash and cash equivalents.
“Company Common Stock” shall mean the Company Non-Voting Common Stock and the Company Voting Common Stock.
“Company Confidential Information” shall have the meaning set forth in Section 2.8(i).
“Company Contract” shall mean any Contract: (a) to which the Company or any of its Subsidiaries is a Party; (b) by which the Company or any Company Subsidiary or any Company IP Rights or any other asset of Company or its Subsidiaries is or may become bound or under which the Company or any Company Subsidiary has, or may become subject to, any obligation; or (c) under which the Company or Company Subsidiary has or may acquire any right or interest.
“Company Debt” means with respect to the Company and its Subsidiaries, any of the following and, in each case, including all accrued and unpaid interest thereon and any premiums, prepayment penalties, breakage costs and other fees and expenses arising as a result of the payment of any such amount owed: (i) any indebtedness evidenced by any note, bond, debenture or other debt security, (ii) any indebtedness to any lender or creditor under credit facilities of the Company, (iii) any indebtedness for the deferred purchase price of property with respect to which Company is liable, contingently or otherwise, as obligor or otherwise, (iv) any drawn amounts under letter of credit arrangements, (v) any cash overdrafts, (vi) any capitalized leases, (vii) any indebtedness under any financial instrument classified as debt, (viii) any notes payable to any of Company’s equity holders or Company’s vendors, customers or third parties, (ix) any accrued and unpaid Taxes of the Company for any Pre-Closing Period, whether due before, on or after the Closing Date, (x) any Deferred Payroll Taxes, and (xi) any Liability of other Persons of the type described in the preceding clauses (i)-(x) that Company has guaranteed, that is recourse to Company or any of its assets, or that is otherwise the legal Liability of Company. Notwithstanding the foregoing, in no case shall Company Debt include any costs or expenses, including attorney’s fees or settlement costs, incurred in connection with (i) any potential or actual security holder litigation arising or resulting from this Agreement, the Merger or the

Contemplated Transactions and that may be brought in connection with or on behalf of any Company security holder’s interest in Company Capital Stock (including all amounts paid or payable up to the retention amount of any insurance policy that is or may cover such costs or expenses and amounts not covered by any such insurance policy) or (ii) any Dissenting Shares.
“Company Disclosure Schedule” shall have the meaning set forth in Article 2.
“Company Employee Plan” shall have the meaning set forth in Section 2.14(a).
“Company Estimated Cash and Debt Statement” shall have the meaning set forth in Section 5.18(b)(i).
“Company Financials” shall have the meaning set forth in Section 2.4(a).
“Company IP Rights” shall mean (A) any and all Intellectual Property used in the conduct of the business of Company; and (B) any and all Company-Owned IP Rights.
“Company Intervening Event” shall have the meaning set forth in Section 5.2(c).
“Company Intervening Event Recommendation Determination Notice” shall have the meaning set forth in Section 5.2(c).
“Company Material Adverse Effect” shall mean any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of the Company Material Adverse Effect, is or would reasonably be expected to be materially adverse to: (a) the business, financial condition, assets (including Intellectual Property), operations or financial performance of Company and its Subsidiaries taken as a whole; or (b) the ability of Company to timely consummate the Contemplated Transactions or to perform any of its covenants or obligations under the Agreement in all material respects; provided, however, that Effects from the following shall not be deemed to constitute (nor shall Effects from any of the following be taken into account in determining whether there has occurred) a Company Material Adverse Effect: (i) conditions generally affecting the industries in which the Company and its Subsidiaries participate or the United States or global economy or capital markets as a whole, to the extent that such conditions do not have a materially disproportionate impact on the Company and its Subsidiaries taken as a whole; (ii) any failure by the Company or any of its Subsidiaries to meet internal projections or forecasts or third party revenue or earnings predictions for any period ending on or after the date of this Agreement (it being understood, however, that any Effect causing or contributing to any such failure to meet projections or predictions may constitute a Company Material Adverse Effect and may be taken into account in determining whether a Company Material Adverse Effect has occurred); (iii) the execution, delivery, announcement or performance of the obligations under this Agreement or the announcement, pendency or anticipated consummation of the Contemplated Transactions; (iv) any natural disaster, any public health event (including any epidemic, pandemic, or disease outbreak (including the COVID-19 virus)), or any acts of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof to the extent they do not disproportionately affect the Company and its Subsidiaries taken as a whole; (v) any specific action taken at the written request of Yumanity or Merger Sub or expressly required by this Agreement; or (vi) any changes (after the date of this Agreement) in GAAP or applicable Legal Requirements.
“Company Material Contract” shall have the meaning set forth in Section 2.9(m).
“Company Non-Voting Common Stock” shall mean the non-voting common stock, $0.0001 par value, of the Company.
“Company Options” shall mean options to purchase shares of Company Common Stock issued or granted by the Company.
“Company-Owned IP Rights” shall mean any and all Intellectual Property owned (or purported to be owned) by the Company or any of its Subsidiaries.
“Company Permits” shall have the meaning set forth in Section 2.11(b).
“Company Product Candidates” shall have the meaning set forth in Section 2.11(d).
“Company Recommendation Determination Notice” shall have the meaning set forth in Section 5.2(c).
“Company Registered Intellectual Property” shall mean all United States, international and foreign: (A) patents and patent applications (including provisional applications), (B) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks, (C) registered Internet domain names, (D) registered copyrights and applications for copyright registration and (E) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any governmental authority owned by, registered or filed in the name of, Company or any of its Subsidiaries.
“Company Regulatory Permits” shall have the meaning set forth in Section 2.11(d).
“Company Restricted Stock” shall mean outstanding shares of Company Common Stock (including shares acquired by the early exercise of a stock option award) that are unvested or are subject to a repurchase option or a risk of forfeiture.
“Company RSU” shall mean a restricted stock unit of Company.
“Company Share Certificate” shall have the meaning set forth in Section 1.6.
“Company Shareholder Support Agreements” shall have the meaning set forth in the Recitals.
“Company Shareholder Written Consent” shall have the meaning set forth in Section 5.2(a).
“Company Subsidiaries” shall have the meaning set forth in Section 2.1(a).
“Company Termination Fee” shall have the meaning set forth in Section 9.3(b).
A “Company Triggering Event” shall be deemed to have occurred if: (i) the Company Board of Directors shall have failed to recommend that the Company’s shareholders vote to approve this Agreement or shall for any reason have withdrawn or shall have modified in a manner adverse to Yumanity the Company Board Recommendation, including pursuant to a Company Board Adverse Recommendation Change; (ii) the Company Board of Directors shall have publicly approved, endorsed or recommended any Acquisition Proposal; (iii) the Company Board of Directors shall have failed to reaffirm, publicly or directly to its shareholders, the Company Board Recommendation within ten (10) Business Days after Yumanity so requests in writing (provided that not more than three such requests may be made by Yumanity); or (iv) the Company or the Company’s Representatives shall have breached the provisions set forth in Section 4.5 in any material respect that is adverse to Yumanity.
“Company Unaudited Interim Balance Sheet” shall mean the unaudited consolidated balance sheet of the Company and its consolidated Subsidiaries as of March 31, 2022, provided to Yumanity prior to the date of this Agreement.
“Company Valuation” means $194,000,000.
“Company Voting Common Stock” shall mean the voting common stock, $0.0001 par value, of Company.
“Company Warrants” shall have the meaning set forth in Section 2.3(c).
“Concurrent Financing” shall have the meaning set forth in the Recitals.
“Concurrent Investment Amount” shall mean $27,500,000.
“Concurrent Investor” shall have the meaning set forth in the Recitals.
“Confidentiality Agreement” shall mean the Confidentiality Agreement dated March 8, 2022, between the Company and Yumanity.
“Consent” shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).
“Contemplated Transactions” shall mean the Merger, the Concurrent Financing, the Reverse Split (to the extent applicable and deemed necessary by the Parties) and the other transactions and actions contemplated by the Agreement.
“Contract” shall, with respect to any Person, mean any written agreement, contract, subcontract, lease (whether real or personal property), mortgage, understanding, arrangement, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature that is currently in force and to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable law.

“Costs” shall have the meaning set forth in Section 5.6(a).
“D&O Indemnified Parties” shall have the meaning set forth in Section 5.6(a).
“Deferred Payroll Taxes” shall mean any payroll Taxes with respect to any Pre-Closing Period deferred to any taxable period beginning on or after the date immediately following the Closing Date under the CARES Act, the Families First Coronavirus Response Act, the Coronavirus Preparedness and Response Supplemental Appropriations Act or any similar Law enacted or promulgated in response to or in connection with COVID-19.
“DGCL” shall mean the General Corporation Law of the State of Delaware.
“Dissenting Shares” shall have the meaning set forth in Section 1.8(a).
“Drug/Device Regulatory Agency” shall have the meaning set forth in Section 2.11(c).
“EEOC” shall have the meaning set forth in Section 2.15(a).
“Effect” shall mean any effect, change, condition, event, circumstance, occurrence, result, state of facts, or development.
“Effective Time” shall have the meaning set forth in Section 1.3.
“Encumbrance” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, lease, license, easement, reservation, servitude, adverse title, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).
“End Date” shall have the meaning set forth in Section 9.1(b).
“Entity” shall mean any corporation (including any non-profit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity, and each of its successors.
“Environmental Law” means any federal, state, local or foreign Legal Requirement relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.
“Equity Incentive Plans” shall have the meaning set forth in Section 2.3(b).
“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.
“ESPP” shall have the meaning set forth in Section 3.3(b).
“Estimated Net Cash Certificate” shall have the meaning set forth in Section 5.18(b).
“Excess Proceeds” shall mean an amount of cash equal to the gross proceeds from the Permitted Asset Disposition less the amount, if any, by which Yumanity Net Cash set forth on the Yumanity Closing Financial Certificate (calculated for these purposes as if none of the gross proceeds from the Permitted Asset Disposition are received by Yumanity) would be less than $10,000,000.
“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.
“Exchange Agent” shall have the meaning set forth in Section 1.7(a).
“Exchange Fund” shall have the meaning set forth in Section 1.7(a).
“Exchange Ratio” shall mean, subject to Section 1.5(f), the quotient determined by dividing the Surviving Corporation Allocation Shares by the Company Outstanding Shares, where:
•	“Company Outstanding Shares” means the total number of shares of Company Capital Stock outstanding immediately prior to the Effective Time expressed on a fully diluted and as-converted to Company

Common Stock basis and assuming, without limitation, (i) the exercise of all Company Options, Company RSUs and Company Warrants outstanding as of immediately prior to the Effective Time (whether then vested or unvested, exercisable or not exercisable), (ii) the conversion of all of the Company’s outstanding convertible indebtedness and (iii) the issuance of shares of Company Capital Stock in respect of all other options, warrants or rights to receive such shares, including all shares of Company Capital Stock issuable as a dividend that have accrued as of the Effective Time, whether conditional or unconditional and including any options, warrants or rights triggered by or associated with the consummation of the Contemplated Transactions.
•	“Yumanity Allocation Percentage” means the percentage determined by (i) dividing the Yumanity Valuation by (ii) the sum of the Yumanity Valuation plus the Company Valuation.
•
“Yumanity Outstanding Shares” means the total number of shares of Yumanity Common Stock outstanding immediately prior to the Effective Time expressed on a fully diluted and as-converted to Yumanity Common Stock basis (excluding any securities issued in respect of the Concurrent Financing), but assuming, without limitation, (i) the inclusion of all options, warrants or rights to receive such shares (whether then vested or unvested, exercisable or not exercisable, including any Yumanity RSUs and Yumanity Options that are in-the-money but excluding any Yumanity Options that are out-of-the-money), whether conditional or unconditional and including any options, warrants or rights that accelerate upon or are triggered by or associated with the consummation of the Contemplated Transactions, (ii) the inclusion of all restricted stock units of Yumanity, whether conditional or unconditional, and (iii) the inclusion of shares of Yumanity Common Stock issued after the date of this Agreement and prior to the Closing. For purposes of clarity, Yumanity Outstanding Shares shall not include any shares available and reserved for future issuance under the 2016 Plan, the 2018 Plan, the 2021 Plan or the ESPP (but not issued and outstanding) as of immediately prior to the Effective Time.

•
“Yumanity Valuation” means $34,000,000, provided, however, that the Yumanity Valuation shall be (i) increased on a dollar-for-dollar basis by the amount that Yumanity Net Cash at Closing is greater than $10,000,000 and (ii) reduced on a dollar-for-dollar basis by the amount that Yumanity Net Cash at Closing is less than $10,000,000.

•
“Surviving Corporation Allocation Shares” means an amount equal to (i) the quotient determined by dividing the Yumanity Outstanding Shares by the Yumanity Allocation Percentage less (ii) the Yumanity Outstanding Shares.

“Existing Company D&O Policies” shall have the meaning set forth in Section 2.17(b).
“Existing Yumanity D&O Policies” shall have the meaning set forth in Section 3.15(b).
“Financial Statement Delivery Date” shall have the meaning set forth in Section 5.1(a).
“FDA” shall have the meaning set forth in Section 2.11(b).
“FDCA” shall have the meaning set forth in Section 2.11(c).
“Foreign Public Official” means any (i) officer, civil servant, employee, representative, or any other person acting in an official capacity for any Governmental Authority, (ii) officer, employee or representative of any commercial enterprise or entity that is owned or controlled by a Governmental Authority; (iii) officer, employee or representative of any public international organization, such as the African Union, the International Monetary Fund, the United Nations or the World Bank; (d) Person acting in an official capacity for any Governmental Authority, enterprise or organization identified above; and (e) any political party or official thereof, or any candidate for political office.
“Form S-4 Registration Statement” shall mean the registration statement on Form S-4 to be filed with the SEC by the Company registering the public offering and sale of Yumanity Common Stock to some or all holders of Company Common Stock in the Contemplated Transactions, including all shares of Yumanity Common Stock to be issued in exchange for all other shares of Company Common Stock in the Contemplated Transactions, as said registration statement may be amended prior to the time it is declared effective by the SEC.
“Funded Welfare Plan” shall have the meaning set forth in Section 2.14(c).
“GAAP” shall have the meaning set forth in Section 2.4(a).

“Governmental Authority” shall mean any court or tribunal, governmental, quasi-governmental or regulatory body, administrative agency or bureau, commission or authority or other body entitled to exercise similar powers or authority.
“Governmental Authorization” shall mean any: (a) permit, license, certificate, franchise, permission, variance, exceptions, orders, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Body.
“Governmental Body” shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-Governmental Authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any Taxing authority); or (d) self-regulatory organization (including the Nasdaq Stock Market).
“Hazardous Materials” shall mean any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including crude oil or any fraction thereof, and petroleum products or by-products.
“Intellectual Property” shall mean any and all industrial and intellectual property rights and other similar proprietary rights, and all rights associated therewith, throughout the world, including all patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof, all inventions (whether patentable or not), all rights in invention disclosures, improvements, trade secrets, proprietary information, know how, technology, technical data, proprietary processes and formulae, algorithms, specifications, customer lists and supplier lists, all designs and any registrations and applications therefor, all trade names, logos, trade dress, trademarks and service marks, trademark and service mark registrations, trademark and service mark applications, and any and all goodwill associated with and symbolized by the foregoing items, Internet domain name registrations, all copyrights, copyright registrations and applications therefor (including copyrights in computer software, source code, object code, firmware, development tools, files, records, data, schematics and reports), and all other rights corresponding thereto, all rights in databases and data collections, all moral rights of authors and inventors, however denominated, and any similar or equivalent rights to any of the foregoing and, including in each case any and all (1) rights of action arising from the foregoing, including all claims for damages by reason of present, past and future infringement, misappropriation, violation misuse or breach of contract in respect of the foregoing, and present, past and future rights to sue and collect damages or seek injunctive relief for any such infringement, misappropriation, violation, misuse or breach; and (2) income, royalties and any other payments now and hereafter due and/or payable in respect of the foregoing.
“In the Money Yumanity Option” shall mean each Yumanity Option having a per-share exercise price that is less than the closing price per share of Yumanity Common Stock immediately prior to the Effective Time.
“Interim Financials Date” shall have the meaning set forth in Section 5.1(a).
“Interim Financing” means any financing transaction entered into by the Company with one or more investors after the date hereof and prior to the Closing by issuance of Company Common Stock or other securities that are directly or indirectly convertible into, or exercisable or exchangeable for, Company Common Stock.
“Investor Agreements” shall have the meaning set forth in Section 5.17(a).
“IRS” shall mean the United States Internal Revenue Service.
“Key Employee” shall mean, with respect to the Company or Yumanity, an executive officer or any employee that reports directly to the Board of Directors or Chief Executive Officer or Chief Operating Officer, as applicable.
“Knowledge” shall mean actual knowledge of the Key Employees after reasonable inquiry of such Key Employee’s personal files and of the direct reports of such Key Employees charged with administrative or operational responsibility for such matter.

“Laws” means applicable laws, statutes, by-laws, rules, regulations, orders, ordinances, protocols, codes, treaties, policies, notices, directions, decrees, judgements, awards or requirements, in each case of any Governmental Authority.
“Legal Proceeding” shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.
“Legal Requirement” shall mean any federal, state, foreign, material local or municipal or other treaty, law, statute, constitution, resolution, ordinance, code, edict, decree, rule, regulation, code, ordinance, ruling or other requirement having the force of law issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of the Nasdaq Stock Market or the Financial Industry Regulatory Authority).
“Liability” shall have the meaning set forth in Section 2.10.
“Lock-up Agreements” shall have the meaning set forth in the Recitals.
“Merger” shall have the meaning set forth in the Recitals.
“Merger Sub” shall have the meaning set forth in the Preamble.
“Multiemployer Plan” shall have the meaning set forth in Section 2.14(c).
“Multiple Employer Plan” shall have the meaning set forth in Section 2.14(c).
“Nasdaq Listing Application” shall have the meaning set forth in Section 5.9.
“Ordinary Course of Business” shall mean, in the case of each of the Company and Yumanity and for all periods, such actions taken in the ordinary course of its normal operations and consistent with its past practices, and for periods following the date of this Agreement consistent with its operating plans delivered to the other Party; provided, however, that the Ordinary Course of Business for Yumanity shall also include filings with any Governmental Body to be made by Yumanity that are expressly and specifically contemplated by the Permitted Asset Disposition Agreement.
“Party” or “Parties” shall mean the Company, Merger Sub and Yumanity.
“Permitted Asset Disposition” shall mean the transactions expressly and specifically contemplated by the Permitted Asset Disposition Agreement.
“Permitted Asset Disposition Agreement” shall mean shall mean the Asset Purchase Agreement dated as of the date hereof, between Yumanity and Janssen Pharmaceutica NV.
“Permitted Assets” shall mean all of Yumanity’s rights in its lead product candidate, YTX-7739, its other potential product candidates, YTX-9184 and YTX-8598 and its unencumbered platform discovery targets, C-T and all intellectual property rights, data, regulatory documentation, permits, inventory and supply in respect of the specified product candidates and targets.
“Person” shall mean any individual, Entity or Governmental Body.
“Personal Information” means any data or information that identifies, relates to, describes, is capable of being associated with, or could reasonably be linked, directly or indirectly, with a particular natural person or household or any other data or information that constitutes “personal data”, “personal information,” “protected health information,” or “personally identifiable information” under any Privacy Obligation.
“Pre-Closing Period” shall have the meaning set forth in Section 4.1.
“Pre-Closing Period” shall have the meaning set forth in Section 5.10(c).
“Privacy Obligation” means any applicable Law, contractual obligation, self-regulatory standard, industry standard, or any consent obtained that is related to privacy, security, data protection, transfer, or other processing of Personal Information.

“Proxy Statement” shall mean the proxy statement in connection with the approval of this Agreement and the Contemplated Transactions to be sent to Yumanity’s stockholders in connection with the Yumanity Stockholders’ Meeting.
“Representatives” shall mean directors, officers, other employees, agents, attorneys, accountants, advisors and representatives.
“Required Company Financials” shall have the meaning set forth in Section 5.1(a).
“Required Company Shareholder Vote” shall have the meaning set forth in Section 2.20.
“Required Yumanity Stockholder Vote” shall have the meaning set forth in Section 3.18.
“Reverse Split” shall have the meaning set forth in Section 5.15.
“Sanctioned Person” means any Person that is the target of Sanctions, including, without limitation, (i) any Person listed in any Sanctions-related list of designated Persons maintained by OFAC or the U.S. Department of State, by the United Nations Security Council, Her Majesty’s Treasury of the United Kingdom, the European Union, or any EU member state, (ii) any Person operating, organized or resident in a Sanctioned Territory, or (iii) any Person owned or controlled by any such Person or Persons.
“Sanctioned Territory” means, at any time, a country or territory which is itself the subject or target of any Sanctions (at the time of this Agreement, the Crimea region of Ukraine, Cuba, the so-called Donetsk People’s Republic, Iran, the so-called Luhansk People’s Republic, North Korea, and Syria).
“Sanctions” means those trade, economic and financial sanctions laws, regulations, embargoes, and restrictive measures administered, enacted or enforced from time to time by (a) the United States (including the U.S. Commerce Department, the U.S. Department of Treasury, and the U.S. Department of State), (b) the European Union or any of its member states, (c) the United Nations Security Council, or (d) Her Majesty’s Treasury of the United Kingdom.
“Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002, as it may be amended from time to time.
“SEC” shall mean the United States Securities and Exchange Commission.
“Securities Act” shall mean the Securities Act of 1933, as amended.
“Securities Purchase Agreement” shall have the meaning set forth in the Recitals.
“Sensitive Data” means any: (a) Personal Information or (b) trade secret or confidential or proprietary business information.
“Straddle Period” shall mean any taxable period that begins on or before and ends after the Closing Date.
“Subsequent Transaction” shall mean any Acquisition Transaction (with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes).
An entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests in such entity that is sufficient to enable such Person to elect at least a majority of the members of such entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity.
“Superior Offer” shall mean an unsolicited bona fide Acquisition Proposal (with all references to “more than twenty percent (20%)” or “twenty percent (20%) or more” in the definition of Acquisition Transaction being treated as references to “fifty percent (50%)” for these purposes), that was not obtained or made as a direct or indirect result of a breach of (or in violation of) this Agreement, made by a third party that the Board of Directors of the Company or Yumanity, as applicable, determines in good faith, after consultation with its outside legal counsel and financial advisor(s), and after taking into account all financial, legal, regulatory, and other aspects of such Acquisition Proposal (including the financing terms, the ability of such third party to finance such Acquisition Proposal and the likelihood of consummation thereof), (1) is more favorable from a financial point of view to the Company or Yumanity stockholders, as applicable, than as provided hereunder (including any changes to the terms of this Agreement proposed by either Party in response to such Superior Offer pursuant to and in accordance with the provisions of this Agreement), (2) is reasonably capable of being completed on the terms proposed without unreasonable delay and (3) includes termination rights exercisable by the Party on terms that are not materially less favorable to such Party than the terms set forth in this Agreement, all from a third party capable of performing such terms.

“Surviving Corporation” shall have the meaning set forth in Section 1.1.
“Tax” (and with correlative meaning, “Taxes”) shall mean federal, state, local, non-U.S. or other tax, including any income, capital gain, gross receipts, capital stock, profits, transfer, estimated, registration, stamp, premium, escheat, unclaimed property, customs duty, ad valorem, occupancy, occupation, alternative, add-on, windfall profits, value added, severance, property, business, production, sales, use, license, excise, franchise, employment, payroll, social security, disability, unemployment, workers' compensation, national health insurance, withholding or other taxes, duties, fees, assessments or governmental charges, surtaxes or deficiencies thereof of any kind whatsoever, however denominated, and including any fine, penalty, addition to tax or interest imposed by a Governmental Body with respect thereto.
“Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information, and any amendment or supplement to any of the foregoing, filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.
“Third Party Expenses” shall mean all reasonable fees and expenses incurred by the Company or Yumanity, as applicable, in connection with this Agreement and the transactions contemplated hereby, including (x) all fees and expenses incurred in connection with the preparation, printing and filing, as applicable, of the Form S-4 Registration Statement (including any preliminary materials related thereto and all amendments and supplements thereto, as well as any financial statements and schedules thereto) and (y) all fees and expenses incurred in connection with the preparation and filing under any filing requirement of any Governmental Authority applicable to this Agreement and the transactions contemplated hereby.
“Third-Party IP Rights” shall mean any Intellectual Property owned by a third party.
“Trade Control Laws” means those Laws regulating the export, reexport, transfer, disclosure or provision of commodities, software, technology, defense articles or defense services, or imposing trade control sanctions or restrictions on countries or Persons, including: the Export Administration Act of 1979 (Public Law 96-72, as amended); the Export Administration Regulations (15 C.F.R. Parts 730-774); Laws authorizing or implementing Sanctions, including the International Emergency Economic Powers Act (Public Law 95-223), the Trading with the Enemy Act (50 U.S.C. App. §§ 1-44) and 31 C.F.R. Part 500 et seq.; the Arms Export Control Act (Public Law 90-629); ITAR (22 C.F.R. Parts 120-130); export and import Laws and regulations administered by the Bureau of Alcohol, Tobacco, Firearms and Explosives (27 C.F.R. Chapter II); the Foreign Trade Regulations (15 C.F.R. Part 30); U.S. and non-U.S. customs Laws; and any other export controls and customs Laws administered by a U.S. Governmental Body, or by any foreign Governmental Body to the extent compliance with such Laws is not prohibited or penalized by applicable U.S. Law.
“Transaction Litigation” means any Legal Proceeding (including any class action or derivative litigation) asserted, threatened in writing or commenced by, on behalf of or in the name of, against or otherwise involving Yumanity, the Board of Directors of Yumanity, any committee thereof or any of Yumanity’s directors or officers, in each case to the extent relating directly or indirectly to this Agreement, the Merger or any of the Contemplated Transactions or disclosures of a party relating to the Contemplated Transactions (including any such Legal Proceeding based on allegations that Yumanity’s entry into this Agreement or the terms and conditions of this Agreement or any of the Contemplated Transactions constituted a breach of the fiduciary duties of any member of the Board of Directors of Yumanity or any officer of Yumanity).
“Treasury Regulations” shall mean the United States Treasury regulations promulgated under the Code.
“WBCA” shall mean the Washington Business Corporations Act.
“Willful Breach” shall have the meaning set forth in Section 9.2.
“Yumanity” shall have the meaning set forth in the Preamble.
“Yumanity Affiliate” shall mean any Person that is (or at any relevant time was) under common control with Yumanity within the meaning of Sections 414(b), (c), (m) and (o) of the Code, and the regulations issued thereunder.

“Yumanity Associate” shall mean any current or former employee, independent contractor, officer or director of Yumanity or any Yumanity Affiliate.
“Yumanity Board of Directors” shall mean the board of directors of Yumanity.
“Yumanity Board Recommendation” shall have the meaning set forth in Section 5.3(b).
“Yumanity Board Adverse Recommendation Change” shall have the meaning set forth in Section 5.3(c).
“Yumanity Capital Stock” shall mean the Yumanity Common Stock.
“Yumanity Closing Financial Certificate” means a certificate executed by the Chief Executive Officer of Yumanity, on behalf of Yumanity and not in his personal capacity, dated as of the Closing Date, certifying (A) (i) an itemized list of each element of Yumanity’s consolidated current assets and (ii) an itemized list of each element of Yumanity’s consolidated total current liabilities, (B) the amount of Yumanity Transaction Expenses incurred but unpaid as of the Closing Date (including an itemized list of each Yumanity Transaction Expense and the Person to whom such expense is owed), (C) the amount of Yumanity Debt as of the Closing Date (including an itemized list of each Yumanity Debt and the Person to whom such Yumanity Debt is owed) and (D) the amount of Yumanity Net Cash as of the Closing Date. The Yumanity Closing Financial Certificate shall include a representation of Yumanity, certified by the Chief Executive Officer of Yumanity, that such certificate includes an accurate and correct accounting and calculation of (i) all of the Yumanity Transaction Expenses paid or payable at any time prior to, at or following the Closing Date, (ii) all of the Yumanity Debt outstanding as of the Closing Date and (iii) the amount of Yumanity Net Cash as of the Closing Date.
“Yumanity Common Stock” shall mean the Common Stock, $0.001 par value per share, of Yumanity.
“Yumanity Confidential Information” shall have the meaning set forth in Section 3.6(i).
“Yumanity Contract” shall mean any Contract: (a) to which Yumanity or any of its Subsidiaries is a party; (b) by which Yumanity or any of its Subsidiaries or any Yumanity IP Rights or any other asset of Yumanity or any of its Subsidiaries is or may become bound or under which Yumanity has, or may become subject to, any obligation; or (c) under which Yumanity or any of its Subsidiaries has or may acquire any right or interest.
“Yumanity Debt” means with respect to Yumanity and the Yumanity Subsidiaries, any of the following and, in each case, including all accrued and unpaid interest thereon and any premiums, prepayment penalties, breakage costs and other fees and expenses arising as a result of the payment of any such amount owed: (i) any indebtedness evidenced by any note, bond, debenture or other debt security, (ii) any indebtedness to any lender or creditor under credit facilities of Yumanity, (iii) any indebtedness for the deferred purchase price of property with respect to which Yumanity is liable, contingently or otherwise, as obligor or otherwise, (iv) any drawn amounts under letter of credit arrangements, (v) any cash overdrafts, (vi) any capitalized leases, (vii) any indebtedness under any financial instrument classified as debt, (viii) any notes payable to any of Yumanity’s equity holders or Yumanity’s vendors, customers or third parties, (ix) any accrued and unpaid Taxes of Yumanity for any Pre-Closing Period, whether due before, on or after the Closing Date, (x) any Deferred Payroll Taxes and (xi) any Liability of other Persons of the type described in the preceding clauses (i)-(x) that Yumanity has guaranteed, that is recourse to Yumanity or any of its assets, or that is otherwise the legal Liability of Yumanity. Notwithstanding the foregoing, in no case shall Yumanity Debt include any costs or expenses, including attorney’s fees or settlement costs, incurred in connection with any Transaction Litigation. For purposes of clarity, any liabilities or obligations that reduce the calculation of Yumanity Net Cash as of the Closing Date shall not also be included in the definition of Yumanity Debt as of the Closing Date.
“Yumanity Disclosure Schedule” shall have the meaning set forth in Article 3.
“Yumanity Employee Plan” shall have the meaning set forth in Section 3.12(a).
“Yumanity IP Rights” shall mean (A) any and all Intellectual Property used in the conduct of the business of Yumanity; and (B) any and all Yumanity-Owned IP Rights.
“Yumanity Intervening Event” shall have the meaning set forth in Section 5.3(d).
“Yumanity Intervening Event Recommendation Determination Notice” shall have the meaning set forth in Section 5.3(d).
“Yumanity Material Adverse Effect” shall mean any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of the Yumanity Material Adverse Effect, is or would reasonably be expected to be materially adverse to: (a) the business, financial condition, assets (including Intellectual Property), operations or financial performance of Yumanity and the Yumanity Subsidiaries taken as a whole; or (b) the ability of Yumanity to timely consummate the Contemplated Transactions or to perform any of its covenants or obligations under the Agreement in all material respects; provided, however, that Effects from the following shall not be deemed to constitute (nor shall Effects from any of the following be taken into account in determining whether there has occurred) a Yumanity Material Adverse Effect: (i) conditions generally affecting the industries in which Yumanity and the Yumanity Subsidiaries participate or the United States or global economy or capital markets as a whole, to the extent that such conditions do not have a materially disproportionate impact on Yumanity and the Yumanity Subsidiaries taken as a whole; (ii) any failure by Yumanity or any of its Subsidiaries to meet internal projections or forecasts or third party revenue or earnings predictions for any period ending on or after the date of this Agreement (it being understood, however, that any Effect causing or contributing to any such failure to meet projections or predictions may constitute a Yumanity Material Adverse Effect and may be taken into account in determining whether a Yumanity Material Adverse Effect has occurred); (iii) the execution, delivery, announcement or performance of the obligations under this Agreement or the announcement, pendency or anticipated consummation of the Contemplated Transactions; (iv) any natural disaster, any public health event (including any epidemic, pandemic, or disease outbreak (including the COVID-19 virus)), or any acts of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof to the extent they do not disproportionately affect the Company and its Subsidiaries taken as a whole; (v) any specific action taken at the written request of the Company or expressly required by this Agreement; or (vi) any changes (after the date of this Agreement) in GAAP or applicable Legal Requirements.
“Yumanity Material Contract” shall have the meaning set forth in Section 3.7(m).
“Yumanity Net Cash” shall mean, in each case as of the close of business on the Business Day prior to the anticipated Closing Date, (a) the sum of (without duplication) Yumanity’s cash and cash equivalents (including any proceeds from a Permitted Asset Disposition that are not distributed to Yumanity Common Stockholders and that are otherwise retained by Yumanity), marketable securities, accounts receivable and other receivables (to the extent in each case determined to be collectible and in any event no more than ninety (90) days outstanding), prepaid expenses that are reasonably likely to be utilized by Yumanity and/or the Surviving Corporation on or following the Closing and listed on Schedule I of the Yumanity Disclosure Schedule and excluding any deposits, in each case determined in a manner consistent with GAAP and Yumanity’s most recent audited financial statements(to the extent applicable), minus (b) Yumanity’s accounts payable and accrued expenses (other than accrued expenses which are Yumanity Transaction Expenses), Yumanity’s and its Subsidiaries’ other liabilities (short term and long term) not included in the definition of Yumanity Debt, in each case determined in a manner consistent with GAAP and Yumanity’s most recent audited financial statements (to the extent applicable), and any liabilities associated with the termination of any Yumanity Contracts, minus (c) the cash cost of any unpaid change of control payments or severance payments (including any payments to be made pursuant to the executed severance agreements contemplated by Section 8.3(f)), including any COBRA related obligations, that are or become due to any current or former employee, director or independent contractor of Yumanity, minus (d) any Yumanity Debt, minus (e) any remaining unpaid Yumanity Transaction Expenses (including any attorney’s, accountant’s, financial advisor’s or finder’s fees) for which Yumanity or any of its Subsidiaries is liable incurred by Yumanity or any of its Subsidiaries in connection with this Agreement and the Contemplated Transactions or otherwise, minus (f) any unpaid employment Tax, unemployment contributions or other payroll taxes, fees and costs incurred in connection with the grant, exercise, conversion, settlement or cancellation of any Yumanity RSUs, Yumanity Options, or equity compensation and other change in control or severance payments for which Yumanity or its Subsidiaries is liable (including any bonuses payable), minus (g) all actual and reasonably projected costs and expenses relating to the winding down of Yumanity’s prior historical clinical development programs and related operations calculated in a manner consistent with Schedule I of the Yumanity Disclosure Schedule, minus (h) 50% of the aggregate costs for obtaining the D&O tail insurance policy under Section 5.6, minus (i) 50% of all Filing Fees incurred by Yumanity, in accordance with Section 9.3(a), minus (j) 50% of all costs and expenses, including attorney’s fees and settlement costs, incurred in connection with any Transaction Litigation. If, as of Closing, Yumanity continues to own the Permitted Assets, then Yumanity Net Cash will be increased by $7,500,000. If the Required Company Financials have not been delivered to Yumanity in accordance with Section 5.1(a) by July 31, 2022, Yumanity Net Cash shall be increased by $35,000 for each day following July 31, 2022 until the date such Required Company Financials are delivered. For example, if the Required Company Financials are delivered on August 3, 2022, Yumanity Net Cash will be increased by $105,000.

“Yumanity Options” shall mean options to purchase shares of Yumanity Common Stock issued or granted by Yumanity.
“Yumanity-Owned IP Rights” shall mean any and all Intellectual Property owned (or purported to be owned) by Yumanity or any of its Subsidiaries.
“Yumanity Permits” shall have the meaning set forth in Section 3.9(b).
“Yumanity Product Candidates” shall have the meaning set forth in Section 3.9(d).
“Yumanity Recommendation Determination Notice” shall have the meaning set forth in Section 5.3(c).
“Yumanity Registered Intellectual Property” shall mean all United States, international and foreign: (A) patents and patent applications (including provisional applications), (B) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks, (C) registered Internet domain names, (D) registered copyrights and applications for copyright registration and (E) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any governmental authority owned by, registered or filed in the name of, Yumanity or any of its Subsidiaries.
“Yumanity Regulatory Permits” shall have the meaning set forth in Section 3.9(d).
“Yumanity RSA” shall mean a restricted stock award of Yumanity.
“Yumanity RSU” shall mean a restricted stock unit of Yumanity.
“Yumanity SEC Documents” shall have the meaning set forth in Section 3.4(a).
“Yumanity Stockholder Proposals” means proposals to (i) adopt this Agreement, the Contemplated Transactions, the issuance of shares of Yumanity Common Stock to the stockholders of the Company pursuant to the terms of this Agreement and the change of control of Yumanity resulting from the Merger pursuant to the Nasdaq rules, (ii) the issuance of shares of Yumanity Common Stock to the Concurrent Investors in connection with the Concurrent Financing, (iii) adopt an amendment to the Yumanity certificate of incorporation to effect the Reverse Split (to the extent applicable and deemed necessary by the Parties), (iv) approve, if applicable, a Permitted Asset Disposition, to the extent Yumanity reasonably determines (after discussion with outside counsel) that such vote is required under any Legal Requirements, (v) take reasonable action with respect to the approval and adoption of the 2022 Plan in form and substance reasonably acceptable to Yumanity and the Company, and (vi) to adjourn the special meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of the preceding proposals (i), (ii), (iii) and (iv).
“Yumanity Stockholder Support Agreements” shall have the meaning set forth in the recitals.
“Yumanity Stockholders’ Meeting” shall have the meaning set forth in Section 5.3(a).
“Yumanity Subsidiaries” means any Subsidiary of Yumanity.
“Yumanity Termination Fee” shall have the meaning set forth in Section 9.3(c).
“Yumanity Transaction Expenses” means all fees and expenses incurred by Yumanity in connection with the Contemplated Transactions and this Agreement and the transactions contemplated by this Agreement, including as set forth in Section 9.3(a)(i-ii) and including the Filing Fees, whether or not billed or accrued (including any documented fees and expenses of legal counsel and accountants, the maximum amount of fees and expenses payable to financial advisors, investment bankers, brokers, consultants and other advisors of Yumanity and the Yumanity Subsidiaries notwithstanding any contingencies for earn outs or escrows and any unpaid amounts payable by Yumanity in satisfaction of its obligations under Section 5.6(c) for the period after the Closing).
A “Yumanity Triggering Event” shall be deemed to have occurred if: (i) the Yumanity Board of Directors shall have failed to recommend that Yumanity’s stockholders vote to approve the Yumanity Stockholder Proposals or shall for any reason have withdrawn or shall have modified in a manner adverse to the Company the Yumanity Board Recommendation, including pursuant to a Yumanity Board Adverse Recommendation Change; (ii) Yumanity shall have failed to include in the Proxy Statement the Yumanity Board Recommendation; (iii) Yumanity shall have failed to hold the Yumanity Stockholders’ Meeting within fifty (50) days after the Form S-4 Registration Statement is declared effective under the Securities Act (other than to the extent that the Form S-4 Registration Statement is subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Form S-4 Registration Statement, in which case such fifty (50) day period shall be tolled for so long as such stop order remains in effect or proceeding or threatened proceeding remains pending); provided that, Yumanity shall have the right to postpone or adjourn the Yumanity Stockholders' Meeting as permitted in accordance with Section 5.3(a); (iv) the Yumanity Board of Directors shall have publicly approved, endorsed or recommended any Acquisition Proposal; (v) the Yumanity Board of Directors shall have failed to publicly reaffirm the Yumanity Board Recommendation within ten (10) Business Days after the Company so requests in writing (provided that not more than three such requests may be made by the Company); or (vi) Yumanity or any of Yumanity’s Representatives shall have breached the provisions set forth in Section 4.5 in any material respect that is adverse to the Company.
“Yumanity Unaudited Interim Balance Sheet” shall mean the unaudited consolidated balance sheet of Yumanity prepared in accordance with GAAP and included in Yumanity’s Report on Form 10-Q filed with the SEC for the period ended March 31, 2022.
“Yumanity Warrants” shall have the meaning set forth in Section 3.3(c).

SCHEDULE A

Persons Executing Yumanity Stockholder Support Agreements
1.	Richard H. Peters
2.	Devin Smith
3.	Richard Heyman
4.	David Arkowitz
5.	Michael Wyzga
6.	Cecil Pickett
7.	Neavelle Anthony Coles
8.	Jeffery Kelly

SCHEDULE B

Persons Executing Company Shareholder Support Agreements and Lock-up Agreements
1.	CBI USA, Inc.
2.	Shawn Iadonato
3.	Charles Magness

SCHEDULE C

Investor Agreements
1.	The Amended and Restated Voting Agreement by and among the Company and the parties named therein, dated as of September 30, 2021, as may be amended from time to time.
2.	The Amended and Restated Investor Rights Agreement by and among the Company and the parties named therein, dated as of September 30, 2021, as may be amended from time to time.
3.	The Amended and Restated First Refusal and Co-Sale Agreement by and among the Company and the parties named therein, dated as of September 30, 2021, as may be amended from time to time.

Annex B
FORM OF CERTIFICATE OF AMENDMENT
TO THE
FIFTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
YUMANITY THERAPEUTICS, INC.

(a Delaware corporation)
Yumanity Therapeutics, Inc. (the “Company”), a company organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify as follows:
1.
Upon the effectiveness of this Certificate of Amendment pursuant to the DGCL, Article IV of the Certificate of Incorporation is hereby amended by adding the following paragraph to the end of the introductory paragraphs of Article IV and immediately before paragraph “A. Common Stock”:

2.
Effective immediately upon the filing of this Certificate of Amendment with the Secretary of State of the State of Delaware (such time, the “Effective Time”), every [insert number ranging from five (5) to twenty (20),] shares of Common Stock outstanding immediately prior to the Effective Time (such shares, the “Old Common Stock”) shall automatically without further action on the part of the Company be combined into one (1) fully paid and nonassessable share of Common Stock (the “New Common Stock”), subject to the treatment of fractional shares described below. From and after the Effective Time, certificates representing the Old Common Stock shall, without the necessity of presenting the same for exchange, represent the number of shares of New Common Stock into which such Old Common Stock shall have been converted pursuant to this Certificate of Amendment. There shall be no fractional shares issued. Stockholders who otherwise would be entitled to receive fractional shares because they hold a number of shares of Common Stock not evenly divisible by [insert number ranging from five (5) to twenty (20),], will be entitled to receive cash in lieu of fractional shares at the value thereof on the date of the Effective Time as determined by the Board of Directors.”

3.	The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the DGCL.
IN WITNESS WHEREOF, the Company has caused this Certificate of Amendment of the Fifth Amended and Restated Certificate of Incorporation, as amended, to be executed and acknowledged by its duly appointed officer as of this     day of    , 2022.
By:
Name: Richard Peters, M.D., Ph.D.
Title: President and Chief Executive Officer
B-1

Annex C
OPINION LETTER OF NEEDHAM & COMPANY, LLC RELATED TO THE MERGER

Needham & Company, LLC 250 Park Avenue, New York, NY 10177     (212) 371-8300
June 5, 2022
Board of Directors
Yumanity Therapeutics, Inc.
40 Guest Street, Suite 4410
Boston, MA 02135

Ladies and Gentlemen:
We understand that Yumanity Therapeutics, Inc. (the “Company”), Yacht Merger Sub, Inc., a wholly-owned subsidiary of the Company (“Merger Sub”), and Kineta, Inc. ( “Kineta”), propose to enter into an Agreement and Plan of Merger (the “Agreement”) whereby, upon the terms and subject to the conditions set forth in the Agreement, Merger Sub will be merged with and into Kineta and Kineta will become a wholly-owned subsidiary of the Company (the “Merger”). The terms and conditions of the Merger will be set forth more fully in the Agreement. Pursuant to the proposed Agreement, we understand that, at the Effective Time (as defined in the Agreement), each issued and outstanding share of common stock of Kineta, other than shares held by Kineta and dissenting shares, will be converted into the right to receive such number of shares of common stock, $0.001 par value per share, of the Company (“Company Common Stock”) equal to the exchange ratio set forth in the Agreement (the “Exchange Ratio”), with the Exchange Ratio to be based on agreed upon valuations of Kineta of $194,000,000 and the Company of $34,000,000, with the latter valuation subject to upward or downward adjustment based on the variance of the amount of Yacht Net Cash (as defined in the Agreement) from $10,000,000. Pursuant to the proposed Agreement, we also understand that, on or about the date of execution of the Agreement, the Company proposes to enter into a securities purchase agreement pursuant to which the Company would sell shares of Company Common Stock substantially concurrently with the closing of the Merger for gross proceeds of at least $27,500,000.
You have asked us to advise you as to the fairness, from a financial point of view, to the Company of the Exchange Ratio pursuant to the Agreement.
Boston Office: One Federal Street, Boston, MA 02110 (617) 457-0910
Chicago Office: 180 North LaSalle, Suite 3700, Chicago, IL 60601 (312) 981-0412
Miami Office: 1000 Brickell Avenue, Suite 540, Miami, FL 33131
Minneapolis Office: 701 Carlson Parkway, Suite 1000,, Minnetonka, MN 55305 (952) 449-5283
San Francisco Office: 535 Mission Street, San Francisco, CA 94105 (415) 262-4860

Board of Directors
Yumanity Therapeutics, Inc.
June 5, 2022

Needham & Company, LLC
For purposes of this opinion we have, among other things: (i) reviewed the execution version of the Agreement dated June 5, 2022; (ii) reviewed certain publicly available information concerning the Company and Kineta and certain other relevant financial and operating data of the Company and Kineta furnished to us by or through the Company; (iii) held discussions with members of management of the Company and Kineta concerning the current operations of and future business prospects for the Company and Kineta; (iv) reviewed certain financial forecasts with respect to the Company and Kineta prepared by the respective managements of the Company and Kineta and held discussions with members of such managements concerning those forecasts; (vi) reviewed certain publicly available financial data of companies whose securities are traded in the public markets and that we deemed generally relevant; (vii) reviewed the financial terms of certain business combinations that we deemed generally relevant; and (viii) reviewed such other financial studies and analyses and considered such other matters as we have deemed appropriate. In addition, we have held discussions with members of the Company’s management concerning the Company’s views as to: the liquidity position of the Company and its ability to further develop the Purchased Assets (as defined below), the Company’s ability to raise additional financing to develop the Purchased Assets on terms acceptable to it, the potential adverse effects on the Company’s business, assets, liabilities, operations and prospects and to the Company’s stockholders that the Company believes would occur if the Company were not to enter into the Agreement, and the Company’s concurrently proposed sale of certain assets relating to the Company’s drug discovery programs (the “Asset Sale” and such assets, the “Purchased Assets”). Pursuant to the proposed Agreement, we understand that any proceeds from the proposed Asset Sale in excess of those required for the Yacht Net Cash to equal $10,000,000 may be distributed to stockholders of the Company prior to the consummation of the Merger.
In connection with our review and in arriving at our opinion, we have assumed and relied on the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by us for purposes of this opinion and have neither attempted to verify independently nor assumed responsibility for verifying any of such information. We have assumed the accuracy of the representations and warranties contained in the Agreement and all agreements related thereto. In addition, we have assumed, with your consent, that the Merger will be consummated upon the terms and subject to the conditions set forth in the execution version of the Agreement dated June 5, 2022 without waiver, modification or amendment of any material term, condition or agreement thereof and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, Kineta or the contemplated benefits of the Merger. With respect to the financial forecasts for the Company and Kineta provided to us by the managements of the Company and Kineta, we have assumed, with your consent and based upon discussions with such managements, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of such managements, at the time of preparation, of the future operating and financial performance of the Company and Kineta. We express no opinion with respect to any of such forecasts or the assumptions on which they were based.

Board of Directors
Yumanity Therapeutics, Inc.
June 5, 2022

Needham & Company, LLC
We have not assumed any responsibility for or made or obtained any independent evaluation, appraisal or physical inspection of the assets or liabilities of the Company, Kineta or any of their respective subsidiaries nor have we evaluated the solvency or fair value of the Company, Kineta or any of their respective subsidiaries under any state or federal laws relating to bankruptcy, insolvency or similar matters. Further, our opinion is based on economic, monetary and market conditions as they exist and can be evaluated as of the date hereof and we assume no responsibility to update or revise our opinion based upon circumstances and events occurring after the date hereof. Our opinion as expressed herein is limited to the fairness, from a financial point of view, to the Company of the Exchange Ratio pursuant to the Agreement and we express no opinion as to the fairness of the Merger to, or any consideration received in connection therewith by, the holders of any class of securities, creditors or other constituencies of the Company, or as to the Company’s underlying business decision to engage in the Merger or the relative merits of the Merger as compared to other business strategies that might be available to the Company. We were not requested to, and did not, provide independent financial advice to you or the Company during the course of negotiations between the Company and Kineta or participate in the negotiation or structuring of the Merger. We express no opinion with respect to the amount or nature or any other aspect of any compensation paid or payable to or received or to be received by any officers, directors or employees of any party to the Merger, or any class of such persons, relative to the Exchange Ratio or with respect to the fairness of any such compensation. In addition, we express no opinion herein with respect to the Asset Sale, which is the subject a separate letter to you and our views therein are subject to the various assumptions, qualifications and limitations set forth in such letter. Our opinion does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote or act with respect to any matter relating to the Merger.
We are not expressing any opinion as to the value of Company Common Stock when issued pursuant to the Merger or the prices at which Company Common Stock will actually trade at any time.
We have been engaged by the Company as financial advisor in connection with the Merger to render this opinion and will receive a fee for our services that is not contingent on the consummation of the Merger. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our role as financial advisor and our rendering of this opinion and to reimburse us for certain of our out-of-pocket expenses. In the past two years, we have not provided investment banking or financial advisory services to the Company unrelated to our current engagement with respect to the Merger and the Asset Sale for which we have received or are entitled to receive compensation. We have not in the past two years provided investment banking or financial advisory services to Merger Sub or Kineta for which we received or are entitled to receive compensation. We may in the future provide investment banking and financial advisory services to the Company, Kineta and their respective affiliates unrelated to the Merger or the Asset Sale, for which services we would expect to receive compensation. In the ordinary course of our business, we may actively trade the equity securities of the Company for our own account or for the accounts of customers or affiliates and, accordingly, may at any time hold a long or short position in such securities.
This letter and the opinion expressed herein are provided at the request and for the information of the Board of Directors of the Company and may not be disclosed publicly, quoted or referred to or used for any purpose without our prior written consent, except that this letter may be disclosed in connection with any registration statement or proxy statement used in connection with the Merger provided that this letter is quoted in full in such registration statement or proxy statement. This opinion has been approved by a fairness committee of Needham & Company, LLC.

Board of Directors
Yumanity Therapeutics, Inc.
June 5, 2022

Needham & Company, LLC
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio pursuant to the Agreement is fair to the Company from a financial point of view.
Very truly yours,

/s/ Needham & Company, LLC

NEEDHAM & COMPANY, LLC

Annex D
CHAPTER 23B.13 OF THE WASHINGTON BUSINESS CORPORATIONS ACT
23B.13.010
Definitions.
As used in this chapter:
(1) “Corporation” means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.
(2) “Dissenter” means a shareholder who is entitled to dissent from corporate action under RCW 23B.13.020 and who exercises that right when and in the manner required by RCW 23B.13.200 through 23B.13.280.
(3) “Fair value,” with respect to a dissenter's shares, means the value of the shares immediately before the effective date of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.
(4) “Interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.
(5) “Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.
(6) “Beneficial shareholder” means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.
(7) “Shareholder” means the record shareholder or the beneficial shareholder.
23B.13.020
Right to dissent.
(1) A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder's shares in the event of, any of the following corporate actions:
(a) A plan of merger, which has become effective, to which the corporation is a party (i) if shareholder approval was required for the merger by RCW 23B.11.030, 23B.11.080, or the articles of incorporation, or would have been required but for the provisions of RCW 23B.11.030(9), and the shareholder was, or but for the provisions of RCW 23B.11.030(9) would have been, entitled to vote on the merger, or (ii) if the corporation was a subsidiary and the plan of merger provided for the merger of the subsidiary with its parent under RCW 23B.11.040;
(b) A plan of share exchange, which has become effective, to which the corporation is a party as the corporation whose shares have been acquired, if the shareholder was entitled to vote on the plan;
(c) A sale, lease, exchange, or other disposition, which has become effective, of all, or substantially all, of the property and assets of the corporation other than in the usual and regular course of business, if the shareholder was entitled to vote on the sale, lease, exchange, or other disposition, including a disposition in dissolution, but not including a disposition pursuant to court order or a disposition for cash pursuant to a plan by which all or substantially all of the net proceeds of the disposition will be distributed to the shareholders within one year after the date of the disposition;
(d) An amendment of the articles of incorporation, whether or not the shareholder was entitled to vote on the amendment, if the amendment effects a redemption or cancellation of all of the shareholder's shares in exchange for cash or other consideration other than shares of the corporation;
(e) Any action described in RCW 23B.25.120;

(f) Any corporate action approved pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares; or
(g) A plan of entity conversion in the case of a conversion of a domestic corporation to a foreign corporation, which has become effective, to which the domestic corporation is a party as the converting entity, if: (i) The shareholder was entitled to vote on the plan; and (ii) the shareholder does not receive shares in the surviving entity that have terms as favorable to the shareholder in all material respects and that represent at least the same percentage interest of the total voting rights of the outstanding shares of the surviving entity as the shares held by the shareholder before the conversion.
(2) A shareholder entitled to dissent and obtain payment for the shareholder's shares under this chapter may not challenge the corporate action creating the shareholder's entitlement unless the action fails to comply with the procedural requirements imposed by this title, RCW 25.10.831 through 25.10.886, the articles of incorporation, or the bylaws, or is fraudulent with respect to the shareholder or the corporation.
(3) The right of a dissenting shareholder to obtain payment of the fair value of the shareholder's shares shall terminate upon the occurrence of any one of the following events:
(a) The proposed corporate action is abandoned or rescinded;
(b) A court having jurisdiction permanently enjoins or sets aside the corporate action; or
(c) The shareholder's demand for payment is withdrawn with the written consent of the corporation.
RCW 23B.13.030
Dissent by nominees and beneficial owners.
(1) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in the shareholder's name only if the shareholder dissents with respect to all shares beneficially owned by any one person and delivers to the corporation a notice of the name and address of each person on whose behalf the shareholder asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the dissenter dissents and the dissenter's other shares were registered in the names of different shareholders.
(2) A beneficial shareholder may assert dissenters' rights as to shares held on the beneficial shareholder's behalf only if:
(a) The beneficial shareholder delivers to the corporation the record shareholder's executed written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and
(b) The beneficial shareholder does so with respect to all shares of which such shareholder is the beneficial shareholder or over which such shareholder has power to direct the vote.
RCW 23B.13.200
Notice of dissenters' rights.
(1) If proposed corporate action creating dissenters' rights under RCW 23B.13.020 is submitted for approval by a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this chapter and be accompanied by a copy of this chapter.
(2) If proposed corporate action creating dissenters' rights under RCW 23B.13.020 would be submitted for approval by a vote at a shareholders' meeting but for the provisions of RCW 23B.11.030(9), the offer made pursuant to RCW 23B.11.030(9) must state that shareholders are or may be entitled to assert dissenters' rights under this chapter and be accompanied by a copy of this chapter.
(3) If corporate action creating dissenters' rights under RCW 23B.13.020 is submitted for approval without a vote of shareholders in accordance with RCW 23B.07.040, the shareholder consent described in RCW 23B.07.040(1)(b) and the notice described in RCW 23B.07.040(3)(a) must include a statement that shareholders are or may be entitled to assert dissenters' rights under this chapter and be accompanied by a copy of this chapter.

RCW 23B.13.210
Notice of intent to demand payment.
(1) If proposed corporate action creating dissenters' rights under RCW 23B.13.020 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights must (a) deliver to the corporation before the vote is taken written notice of the shareholder's intent to demand payment for the shareholder's shares if the proposed corporate action is effected, and (b) not vote such shares in favor of the proposed corporate action.
(2) If proposed corporate action creating dissenters' rights under RCW 23B.13.020 does not require shareholder approval pursuant to RCW 23B.11.030(9), a shareholder who wishes to assert dissenters' rights with respect to any class or series of shares:
(a) Shall deliver to the corporation before the shares are purchased pursuant to the offer under RCW 23B.11.030(9) written notice of the shareholder's intent to demand payment for the shareholder's shares if the proposed corporate action is effected; and
(b) Shall not tender, or cause to be tendered, any shares of such class or series in response to such offer.
(3) If proposed corporate action creating dissenters' rights under RCW 23B.13.020 is submitted for approval without a vote of shareholders in accordance with RCW 23B.07.040, a shareholder who wishes to assert dissenters' rights must not execute the consent or otherwise vote such shares in favor of the proposed corporate action.
(4) A shareholder who does not satisfy the requirements of subsection (1), (2), or (3) of this section is not entitled to payment for the shareholder's shares under this chapter.
RCW 23B.13.220
Dissenters' rights—Notice.
(1) If proposed corporate action creating dissenters' rights under RCW 23B.13.020 is approved at a shareholders' meeting, the corporation shall within ten days after the effective date of the corporate action deliver to all shareholders who satisfied the requirements of RCW 23B.13.210(1) a notice in compliance with subsection (6) of this section.
(2) If proposed corporate action creating dissenters' rights under RCW 23B.13.020 is approved without a vote of shareholders in accordance with RCW 23B.11.030(9), the corporation shall within 10 days after the effective date of the corporate action deliver to all shareholders who satisfied the requirements of RCW 23B.13.210(2) a notice in compliance with subsection (6) of this section.
(3) If proposed corporate action creating dissenters' rights under RCW 23B.13.020 is approved without a vote of shareholders in accordance with RCW 23B.07.040, the notice delivered pursuant to RCW 23B.07.040(3)(b) to shareholders who satisfied the requirements of RCW 23B.13.210(3) shall comply with subsection (6) of this section.
(4) In the case of proposed corporate action creating dissenters' rights under RCW 23B.13.020(1)(a)(ii), the corporation shall within ten days after the effective date of the corporate action deliver to all shareholders of the subsidiary other than the parent a notice in compliance with subsection (6) of this section.
(5) In the case of proposed corporate action creating dissenters' rights under RCW 23B.13.020(1)(d) that, pursuant to RCW 23B.10.020(4)(b), is not required to be approved by the shareholders of the corporation, the corporation shall within ten days after the effective date of the corporate action deliver to all shareholders entitled to dissent under RCW 23B.13.020(1)(d) a notice in compliance with subsection (6) of this section.
(6) Any notice under subsection (1), (2), (3), (4), or (5) of this section must:
(a) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;
(b) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

(c) Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not the person acquired beneficial ownership of the shares before that date;
(d) Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty nor more than sixty days after the date the notice in subsection (1), (2), (3), (4), or (5) of this section is delivered; and
(e) Be accompanied by a copy of this chapter.
RCW 23B.13.230
Duty to demand payment.
(1) A shareholder sent a notice described in RCW 23B.13.220 must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the notice pursuant to RCW 23B.13.220(6)(c), and deposit the shareholder's certificates, all in accordance with the terms of the notice.
(2) The shareholder who demands payment and deposits the shareholder's share certificates under subsection (1) of this section retains all other rights of a shareholder until the proposed corporate action is effected.
(3) A shareholder who does not demand payment or deposit the shareholder's share certificates where required, each by the date set in the notice, is not entitled to payment for the shareholder's shares under this chapter.
RCW 23B.13.240
Share restrictions.
(1) The corporation may restrict the transfer of uncertificated shares from the date the demand for payment under RCW 23B.13.230 is received until the proposed corporate action is effected or the restriction is released under RCW 23B.13.260.
(2) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until the effective date of the proposed corporate action.
RCW 23B.13.250
Payment.
(1) Except as provided in RCW 23B.13.270, within thirty days of the later of the effective date of the proposed corporate action, or the date the payment demand is received, the corporation shall pay each dissenter who complied with RCW 23B.13.230 the amount the corporation estimates to be the fair value of the shareholder's shares, plus accrued interest.
(2) The payment must be accompanied by:
(a) The corporation's balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;
(b) An explanation of how the corporation estimated the fair value of the shares;
(c) An explanation of how the interest was calculated;
(d) A statement of the dissenter's right to demand payment under RCW 23B.13.280; and
(e) A copy of this chapter.

RCW 23B.13.260
Failure to take corporate action.
(1) If the corporation does not effect the proposed corporate action within sixty days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release any transfer restrictions imposed on uncertificated shares.
(2) If after returning deposited certificates and releasing transfer restrictions, the corporation wishes to effect the proposed corporate action, it must deliver a new dissenters' notice under RCW 23B.13.220 and repeat the payment demand procedure.
RCW 23B.13.270
After-acquired shares.
(1) A corporation may elect to withhold payment required by RCW 23B.13.250 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.
(2) To the extent the corporation elects to withhold payment under subsection (1) of this section, after the effective date of the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter's demand. The corporation shall deliver with its offer an explanation of how it estimated the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter's right to demand payment under RCW 23B.13.280.
RCW 23B.13.280
Procedure if shareholder dissatisfied with payment or offer.
(1) A dissenter may deliver a notice to the corporation informing the corporation of the dissenter's own estimate of the fair value of the dissenter's shares and amount of interest due, and demand payment of the dissenter's estimate, less any payment under RCW 23B.13.250, or reject the corporation's offer under RCW 23B.13.270 and demand payment of the dissenter's estimate of the fair value of the dissenter's shares and interest due, if:
(a) The dissenter believes that the amount paid under RCW 23B.13.250 or offered under RCW 23B.13.270 is less than the fair value of the dissenter's shares or that the interest due is incorrectly calculated;
(b) The corporation fails to make payment under RCW 23B.13.250 within sixty days after the date set for demanding payment; or
(c) The corporation does not effect the proposed corporate action and does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.
(2) A dissenter waives the right to demand payment under this section unless the dissenter notifies the corporation of the dissenter's demand under subsection (1) of this section within thirty days after the corporation made or offered payment for the dissenter's shares.
RCW 23B.13.300
Court action.
(1) If a demand for payment under RCW 23B.13.280 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.
(2) The corporation shall commence the proceeding in the superior court of the county where a corporation's principal office, or, if none in this state, its registered office, is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.
(3) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled, parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.
(4) The corporation may join as a party to the proceeding any shareholder who claims to be a dissenter but who has not, in the opinion of the corporation, complied with the provisions of this chapter. If the court determines that such shareholder has not complied with the provisions of this chapter, the shareholder shall be dismissed as a party.
(5) The jurisdiction of the court in which the proceeding is commenced under subsection (2) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.
(6) Each dissenter made a party to the proceeding is entitled to judgment (a) for the amount, if any, by which the court finds the fair value of the dissenter's shares, plus interest, exceeds the amount paid by the corporation, or (b) for the fair value, plus accrued interest, of the dissenter's after-acquired shares for which the corporation elected to withhold payment under RCW 23B.13.270.
RCW 23B.13.310
Court costs and counsel fees.
(1) The court in a proceeding commenced under RCW 23B.13.300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under RCW 23B.13.280.
(2) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:
(a) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of RCW 23B.13.200 through 23B.13.280; or
(b) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by chapter 23B.13 RCW.
(3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

Annex E
ASSET PURCHASE AGREEMENT
Execution Version
ASSET PURCHASE AGREEMENT

Dated as of June 5, 2022

between

YUMANITY THERAPEUTICS, INC.

and

JANSSEN PHARMACEUTICA NV

Schedules
Schedule 1.1(a)	Compounds
Schedule 1.1(b)	Excluded Targets
Schedule 1.1(c)	Targets
Schedule 1.1(d)	Excluded Intellectual Property
Schedule 2.1(b)(i)	Seller Wire Information
Schedule 2.2(a)(i)	Seller Biological Materials
Schedule 2.2(a)(iii)	Seller Registered Intellectual Property
Schedule 2.2(a)(v)	Inventory
Schedule 2.2(a)(vi)	Assumed Contracts
Schedule 2.2(a)(vii)	Permits
Schedule 2.6(a)	Purchase Price Allocation
Schedule 3.4(a)	Liens
Schedule 3.5(i)	Intellectual Property Licenses
Schedule 3.5(q)	Specified License Agreements
Schedule 3.6(a)	Excluded Contracts
Schedule 3.7(b)	Material Permits
Schedule 3.11(a)	Regulatory Authorizations
Schedule 3.11(c)	Clinical Holds
Schedule 3.18	Related Party Transactions
Schedule 5.1	Interim Operating Covenants
Schedule 5.11	Additional Matters
Exhibits
Exhibit 2.4(b)(i)	Form of Bill of Sale, Assignment and Assumption Agreement
Exhibit 2.4(b)(ii)	Form of Patent Assignment Agreement

ASSET PURCHASE AGREEMENT
This Asset Purchase Agreement (this “Agreement”) dated as of June 5, 2022 is entered into between Janssen Pharmaceutica NV, a company organized under the laws of Belgium (“Buyer”), and Yumanity Therapeutics, Inc., a Delaware corporation (“Seller”). Buyer and Seller are sometimes individually referred to herein as a “Party” and are sometimes collectively referred to herein as the “Parties”. Certain capitalized terms used herein have the meanings ascribed to them in Section 1.1.
RECITALS
WHEREAS, Seller desires to sell all of Seller’s and its Affiliates’ right, title and interest in, to and under the Purchased Assets and transfer the Assumed Liabilities to Buyer, and Buyer wishes to purchase from Seller all of Seller’s and its Affiliates’ right, title and interest in, to and under the Purchased Assets and to assume the Assumed Liabilities, upon the terms and subject to the conditions set forth herein;
NOW, THEREFORE, in consideration of the mutual benefits to be derived from this Agreement, and of the representations, warranties, conditions, agreements and promises contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:
ARTICLE I

DEFINITIONS; INTERPRETATION
Section 1.1. Definitions. For purposes of this Agreement, the following terms shall have the corresponding meanings set forth below:
“Accounts Payable” means all trade accounts payable, regardless of when asserted, billed or imposed, of Seller or its Affiliates.
“Act” means the United States Federal Food, Drug, and Cosmetic Act, as amended, and the rules, regulations, requirements, written advisory comments and any formal guidance promulgated thereunder, as may be in effect from time to time.
“Action” means any claim, action, suit, arbitration, inquiry, audit, proceeding or governmental investigation.
“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by or is under common Control with, such first Person.
“Agreement” has the meaning set forth in the preamble hereof.
“Assumed Contracts” has the meaning set forth in Section 2.2(a)(vi).
“Assumed Liabilities” means (i) the Liabilities under the Assumed Contracts accruing with respect to the period commencing after the later of the Closing and the applicable Transfer Date (but, for the avoidance of doubt, excluding any Liability arising from or relating to the performance or non-performance thereof on or prior to the later of the Closing and the applicable Transfer Date), (ii) any Assumed Taxes, (iii) any Liabilities arising from, in connection with or related to clinical trials for the Compounds accruing from and after the Closing and (iv) all other Liabilities arising from, in connection with or related to the Business or Buyer’s ownership or operation thereof from and after the Closing.
“Assumed Taxes” means any Taxes arising out of, or with respect to, the Purchased Assets for any Post Closing Tax Period.
“Bill of Sale, Assignment and Assumption Agreement” has the meaning set forth in Section 2.4(b)(i).
“Books and Records” means all books, records, files, documents and Tax Returns related to any Compounds or Products or the Exploitation thereof, the Targets, any other Purchased Assets or the Research and Development Program (including Regulatory Documentation, research and development records, correspondence and, to the extent not originals, true, accurate and complete copies of all files relating to the chain of title, filing, prosecution, issuance, maintenance, enforcement or defense of any Intellectual Property Rights, including any employee and independent contractor Intellectual Property Rights assignment agreement, confidentiality agreement and non-compete agreement, any written correspondence with any Third Party, records and documents related to research and pre-clinical and clinical testing and studies relating to any Compounds or Products or the Exploitation thereof conducted by or on behalf of Seller or any of its Affiliates, the Targets or the Research and Development Program, including any laboratory and engineering notebooks and manufacturing records, procedures, tests, dosage, criteria for patient selection, study protocols and investigators brochures) in all forms in which they are stored or maintained (whether electronic or otherwise), and all data (including Seller Data) and information included or referenced in any of the foregoing, in each case that are owned or otherwise Controlled by or in the possession of Seller or any of its Affiliates.
“Business” means the Research and Development Program and the Exploitation of any Compounds or Products as currently conducted.
“Business Day” means any day other than (a) a Saturday or Sunday or (b) a day on which banking institutions located in New York City are permitted or required by applicable Law to remain closed.
“Buyer” has the meaning set forth in the preamble hereof.
“Buyer Draft Allocation” has the meaning set forth in Section 2.6(a).
“Closing” has the meaning set forth in Section 2.4(a).
“Closing Date” has the meaning set forth in Section 2.4(a).
“Code” means the Internal Revenue Code of 1986, as amended.
“Competing Proposal” has the meaning set forth in Section 5.3(e).
“Compounds” means (i) the compounds identified on Schedule 1.1(a), (ii) all other compounds owned, used, conceived, developed, reduced to practice or otherwise made by Seller or its Affiliates, other than those that primarily inhibit one or more of the Excluded Targets, and (iii) any free base or free acid form, salt form, crystalline polymorph, hydrate or solvate of any compound described in the foregoing, or of any ester, racemate or stereoisomer of any compound described in the foregoing, in each case, which do not primarily inhibit an Excluded Target. Notwithstanding the foregoing, “Compounds” shall specifically exclude the Excluded Compounds.
“Confidentiality Agreement” means the letter agreement, dated as of November 19, 2021, between Janssen Global Services, LLC and Seller.
“Contemplated Transactions” means the transactions contemplated by this Agreement and any Related Document.
“Contracts” means any loan or credit agreement, bond, debenture, note, mortgage, indenture, lease, supply agreement, license agreement, collaboration agreement, development agreement, distribution agreement, contract research organization agreement or other legally binding contract, agreement, obligation, commitment, arrangement, understanding or instrument, whether oral or written.
“Control” including its various tenses and derivatives (such as “Controlled” and “Controlling”) means (a) when used with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such entity, whether through the ownership of voting securities, by Contract or otherwise, (b) when used with respect to any security, the possession, directly or indirectly, of the power to vote, or to direct the voting of, such security or the power to dispose of, or to direct the disposition of, such security and (c) when used with respect to any Intellectual Property Rights, possession of the right, whether directly or indirectly, and whether by ownership, license or otherwise, to assign or grant a license, sublicense or other right to or under such Intellectual Property Rights or to compel another to do so.
“Data Protection Laws” means all Laws and binding industry standards concerning the privacy, protection, security, collection, storage, use, transfer, disclosure, destruction, alteration or other processing of Personal Data, including the California Consumer Privacy Act, the European Union General Data Protection Regulation (EU) 2016/679 and any other Laws implementing the GDPR into national Law, the Personal Information Protection Law of the People’s Republic of China, and other international, foreign, federal, local and state data security and data privacy Laws.

“Data Protection Requirements” means (i) all applicable Data Protection Laws, (ii) all obligations under Contracts to which Seller or any of its Affiliates is a party or is otherwise bound that relate to Personal Data or protection of its information technology systems and (iii) all internal and publicly posted policies regarding the collection, use, disclosure, transfer, storage, maintenance, retention, disposal, modification, protection or processing of Personal Data.
“Directive” has the meaning set forth in Section 5.7.
“Docket Files” means electronic and paper copies (including originals) or the following items, to the extent they are in the possession and control of Seller or any of its Affiliates as of the Closing Date, with respect to the owned Seller Intellectual Property: (a) original files of any registrations or applications, (b) agreements pursuant to which any rights in the Seller Intellectual Property were assigned to Seller or any of its Affiliates (to the extent not already included within the Assigned Contracts), (c) declarations and powers of attorneys related to the owned Seller Intellectual Property, (d) correspondence with all patent, trademark and copyright offices and registrars, including contact information, of each counsel and agent responsible for the prosecution or maintenance of the owned Seller Intellectual Property, (e) the original ribbon copy for Patents issued by the United States Patent and Trademark Office, or, for foreign Patents, the original ribbon copy or certificate issued by the applicable Governmental Authority, (f) the certificate of registration for Copyrights issued by the United States Copyright Office, or, for foreign Copyright, the certificate or registration issued by the applicable Governmental Authority and (g) any other customary information of a type, nature and detail generally maintained in Seller’s or its Affiliates’ docket files.
“Dollars” or “$” means United States dollars.
“Employee Benefit Plan” means any “employee pension benefit plan” (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974 (“ERISA”)), any “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), and any other written plan, policy, agreement or arrangement providing for direct or indirect compensation or benefits, in each case, sponsored, maintained, administered or contributed to, or required to be sponsored, maintained, administered or contributed to by Seller or any of its ERISA Affiliates, or in respect of which Seller or any of its ERISA Affiliates has any Liability (whether actual or contingent).
“ERISA Affiliate” means any Person or entity that, together with another Person or entity, is, or at any relevant time was, treated as a single employer under Section 414(b), (c), (m) or (o) of the Code or with respect to which an entity is otherwise jointly or severally liable under applicable Law.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Excluded Agreements” means the Merck Agreement, the FAIR Agreement, the Genentech Agreement and the Whitehead Agreement.
“Excluded Assets” has the meaning set forth in Section 2.2(b).
“Excluded Compounds” means the Licensed Products (as described in the FAIR Agreement), the Compounds (as defined in the Genentech Agreement) and the Company Compounds and Joint Compounds (each as defined in the Merck Agreement).
“Excluded Know-How” means (a) all Know-How within the “Licensed IP” (as defined in the Genentech Agreement), (b) the “Licensed Know-How (as defined in the FAIR Agreement), and (c) the “Company Background Information and Inventions”, “Company Background IP”, “Company Know-How” and “Joint Know-How” (each as defined in the Merck Agreement).
“Excluded Liabilities” has the meaning set forth in Section 2.3(b).
“Excluded Targets” means the therapeutic targets identified on Schedule 1.1(b).
“Excluded Taxes” means (i) any Taxes arising out of, or with respect to, the Purchased Assets or the Business for any Pre-Closing Tax Period, (ii) any Taxes of Seller or any of its Affiliates (or for which Seller or any of its respective Affiliates are liable) for any taxable period and (iii) any Transfer Taxes that are allocated to Seller pursuant to Section 5.8(a).

“Exploit” means to make, have made, import, use, sell, offer for sale, or otherwise dispose of, including to research, develop, register, modify, enhance, improve, manufacture, have manufactured, store, formulate, optimize, export, transport, distribute, commercialize, promote, market, have sold or otherwise dispose of. “Exploiting”, “Exploitation” and other forms of the word “Exploit” shall have correlative meanings.
“Export Approvals” has the meaning set forth in Section 3.20(c).
“FAIR Agreement” means that certain Exclusive License Agreement by and between Seller and FAIR Therapeutics B.V., dated October 29, 2021.
“FCPA” has the meaning set forth in Section 3.18(a).
“FDA” has the meaning set forth in Section 3.11(b).
“GAAP” means the United States generally accepted accounting principles in effect from time to time.
“Genentech Agreement” means that certain Technology Transfer and License Agreement by and between Seller and Genentech, Inc., dated December 13, 2018.
“Governmental Authority” means any Federal, state, local or foreign government, any court, tribunal, administrative or other governmental agency, department, commission or authority, any Regulatory Authority or any non-governmental self-regulatory agency, commission or authority.
“Governmental Consent” has the meaning set forth in Section 3.2(e).
“IND” means (i) any investigational new drug application relating to a Product filed with the FDA pursuant to 21 C.F.R. Part 312, or any comparable filing made with a Governmental Authority in another country (including the submission to a competent authority of a request for an authorization concerning a clinical trial, as envisaged in Article 9, paragraph 2, of European Directive 2001/20/EC, or any other exemption legitimizing the use of a Product in a clinical investigation), and (ii) all supplements and amendments that may be filed with respect to the foregoing.
“Intellectual Property Rights” means all of the following, in each case in any jurisdiction in the world: (a) patents, patent applications, (including in each case any continuation, continuation-in-part, division, renewal, patent term, extension (including any supplemental protection certificate), reexamination or reissue thereof) (collectively, “Patents”); (b) registered and unregistered trademarks, trade dress, trade names, logos, design rights, service marks and any other designation of source or origin, together with the goodwill pertaining to the foregoing, and all applications, registrations and renewals therefor (collectively, “Trademarks”); (c) registered and unregistered copyrights, works of authorship, copyrightable works (published or unpublished) and all applications, registrations and renewals therefor (collectively, “Copyrights”); (d) software, computer programs and applications (whether in source code, object code or other form), algorithms, databases and technology supporting the foregoing, and all error corrections, updates, upgrades, enhancements, translations, modifications, adaptations, further developments and derivative works thereto, and all designs and design documents, technical summaries, documentation (including flow charts, logic diagrams, white papers, manuals, guides and specifications), firmware and middleware associated with the foregoing (collectively, “Software”); and (e) confidential and proprietary technical, scientific, regulatory or other information, designs, ideas, concepts, invention disclosures and inventions (whether patentable or unpatentable and whether or not reduced to practice), research and development, discoveries, results, creations, improvements, know-how, techniques and data (including biological, chemical, pharmacological, toxicological, pharmaceutical, physical and analytical, safety, quality control, manufacturing and preclinical and clinical data), technology, algorithms, procedures, plans, processes, practices, methods, trade secrets, instructions, formulae, formulations, compositions, specifications, marketing, pricing, distribution, cost and sales information, customer and supplier names and lists, tools, materials, apparatus, creations, improvements and other similar materials, and all recordings, graphs, drawings, diagrams, flow charts, models, studies, reports, surveys, analyses and other writings (“Know-How”).
“Intervening Event” has the meaning set forth in Section 5.3(e).
“Inventory” means with respect to any Compounds or Products, all inventory of active pharmaceutical ingredient, intermediates, specific raw materials, components and consumables and finished product forms, together with all work-in-progress and packaging materials, owned by Seller or any of its Affiliates as of the Closing Date.
“IP Contracts” has the meaning set forth in Section 3.5(i).

“IRS” means the United States Internal Revenue Service.
“Law” means any federal, state, local or foreign constitution, treaty, law, statute, ordinance, rule or regulation (including any written advisory comments or formal interpretation or guidance thereunder), directive, policy, order, writ, award, decree, injunction, judgment, stay or restraining order of any Governmental Authority, the terms of any permit, and any other ruling or decision of, agreement with or by, or any other requirement of, any Governmental Authority.
“Legal Restraints” has the meaning set forth in Section 6.1(b).
“Liabilities” means liabilities, obligations and commitments, whether accrued or fixed, absolute or contingent, known or unknown, determined or determinable, due or to become due, or otherwise.
“Lien” means any lien (statutory or otherwise), security interest, pledge, hypothecation, mortgage, assessment, lease, claim, levy, license, defect in title, charge, or any other Third Party right, license or property interest of any kind, or any conditional sale or other title retention agreement, option, right of first refusal or similar restriction, any covenant not to sue, or any restriction on use, transfer, receipt of income or exercise of any other attribute of ownership or any agreement to give any of the foregoing in the future or similar encumbrance of any kind or nature whatsoever.
“Marketing Authorization Application” means a New Drug Application or Biologics License Application, each as defined in the Act, and any corresponding foreign application, registration or certification granted by a Governmental Authority, including any supplements, amendments or modifications submitted to or required by any Governmental Authority, necessary or reasonably useful to commercialize and market a Product in a particular country or group of countries, but not including pricing and reimbursement approvals.
“Material Adverse Effect” means any change, effect, event, occurrence, state of facts or development which individually or in the aggregate would reasonably be expected to result in, or has resulted in, any change or effect, that (a) is materially adverse to the Business or the Purchased Assets; (b) would reasonably be expected to prevent or materially impede, materially interfere with, materially hinder or materially delay the consummation of the Contemplated Transactions or (c) would reasonably be expected to create or impose a limitation on the ability of Buyer to acquire valid and marketable title to the Purchased Assets free and clear of all Liens or to freely Exploit the Purchased Assets; provided that, for purposes of clause (a), none of the following shall be deemed, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Material Adverse Effect: (i) any change, effect, event, occurrence, state of facts or development relating to the economy in general in the United States or in any other jurisdiction in which the Seller has operations or conducts business, so long as the effects do not disproportionately impact the Business, (ii) any change, effect, event, occurrence, state of facts or development reasonably attributable to conditions affecting the pharmaceutical industry, so long as the effects do not disproportionately impact the Business, (iii) any failure by Buyer to meet internal projections or forecasts or third party revenue or earnings predictions for any period ending on or after the date of this Agreement (it being understood, however, that any effect causing or contributing to any such failure to meet projections or predictions may constitute a Material Adverse Effect and may be taken into account in determining whether a Material Adverse Effect has occurred); (iv) the execution, delivery, public announcement or performance of this Agreement and the Contemplated Transactions (provided that this clause (iv) shall not apply in determining the accuracy of Seller’s representations and warranties in Section 3.2(b)(ii) or 3.2(e) for the purposes of the condition in Section 6.2(a)), (v) earthquakes, hurricanes, tornadoes, natural disasters, epidemics, pandemics, disease outbreaks (including the COVID-19 virus) or global, national or regional political conditions, including hostilities, military actions, political instability, acts of terrorism or war or any escalation or material worsening of any such hostilities, military actions, political instability, acts of terrorism or war existing or underway as of the date hereof (other than any of the foregoing that causes any material damage or destruction to or renders unusable any material Purchased Assets and so long as the effects do not disproportionately impact the Business), (vi) any effect that results from any action taken at the express prior written request of Buyer or with Buyer’s prior written consent, or (vii) changes in Law or GAAP or any interpretation thereof, so long as the effects do not disproportionately impact the Business.
“Merck Agreement” means that certain Exclusive License and Research Collaboration Agreement by and between Seller and Merck Sharp and Dohme Corp., dated June 19, 2020.

“Merger Agreement” means that certain Agreement and Plan of Merger by and among Yumanity Therapeutics, Inc., Yacht Merger Sub, Inc. and Kineta, Inc. dated as of even date herewith.
“Non-Assignable Right” has the meaning set forth in Section 2.5.
“Order” means any writ, judgment, decree, injunction or similar order, including consent orders, of any Governmental Authority (in each such case whether preliminary or final).
“Outside Date” has the meaning set forth in Section 7.1(b)(i).
“Party” or “Parties” has the meaning set forth in the preamble hereof.
“Patent Assignment Agreement” has the meaning set forth in Section 2.4(b)(ii).
“Permits” means all approvals, authorizations, certificates, filings, franchises, licenses, notices, clearances, registrations and permits of or with all Governmental Authorities, necessary for or related to the Business (and not specifically related to the Seller’s facilities), including all applications for any of the foregoing, together with any renewals, extensions or modifications thereof and additions thereto.
“Permitted Liens” means, collectively, (i) statutory liens for Taxes, assessments and governmental charges not yet due and payable or that are being contested in good faith by appropriate proceedings and for which appropriate reserves have been maintained in accordance with GAAP; and (ii) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, material men and other Liens imposed by law arising or incurred in the ordinary course of business for amounts that are not yet due and payable and, if required under GAAP, for which appropriate reserves have been created or that are being contested in good faith by appropriate proceedings and that are not resulting from any breach, violation or default by Seller or any of its Affiliates of any Contract or applicable Law.
“Person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity or any Governmental Authority.
“Personal Data” means (a) any information relating to an identified or identifiable natural person or that is reasonably capable of being used to identify a natural person and (b) any data or information defined as “personal data,” “personal information,” “personally identifiable information,” “nonpublic personal information” or “individually identifiable health information” under any applicable Law (including applicable Data Protection Laws).
“PHS Act” means the United States Public Health Service Act, as amended, and the rules, regulations, requirements, written advisory comments and formal guidance promulgated thereunder, as may be in effect from time to time.
“Post-Closing Tax Period” means any Tax period (or portion thereof) beginning after the Closing Date.
“Pre-Closing Tax Period” means any Tax period (or portion thereof) ending on or before the Closing Date.
“Products” means any pharmaceutical products containing any Compound, including all dosage forms, presentations, formulations and line extensions thereof, including any pharmaceutical product which is comprised of one or more of the Compounds and any other pharmaceutically active compound and/or ingredients, any prototypes thereof and any variations thereof..
“Public Official” has the meaning set forth in Section 3.17(c).
“Purchase Price” means an amount equal to $26,000,000.
“Purchase Price Allocation” has the meaning set forth in Section 2.6(a).
“Purchased Assets” has the meaning set forth in Section 2.2(a).
“Registration Statement” has the meaning set forth in Section 5.14(a).
“Regulatory Authority” means any applicable supra-national, federal, national, regional, state, provincial, or local regulatory agencies, departments, bureaus, commissions, councils, or other government entities regulating or otherwise exercising authority with respect to the development and exploitation of Products.
“Regulatory Authorizations” means, with respect to any jurisdiction, any and all approvals (including pricing and reimbursement approvals), licenses, clearances, registrations or authorizations of any Regulatory Authority necessary or useful for the Exploitation of any compound or (bio)pharmaceutical product in such jurisdiction, including, where applicable, (i) INDs, Marketing Authorization Applications and supplements and amendments thereto, (ii) pre- and post-approval marketing authorizations (including any prerequisite manufacturing approval or authorization related thereto), (iii) labeling approval and (iv) technical, medical and scientific licenses.
“Regulatory Documentation” means any and all (i) applications, filings, submissions, registrations, licenses, permits, notifications, authorizations and approvals (including all Regulatory Authorizations), and non-clinical and clinical study authorization applications or notifications (including all supporting files, writings, data, studies and reports) prepared for submission to a Regulatory Authority or research ethics committee with a view to the obtaining or maintaining of any Regulatory Authorization, including any Investigational Medicinal Product Dossier (IMPD), (ii) correspondence to or with the FDA, European Medicines Agency (EMA) or any other Governmental Authority (including minutes and contact reports relating to any communications with any Governmental Authority), (iii) pharmacovigilance databases, adverse event reports and associated documents, investigations of adverse event reports, and any other records related to safety reporting or data contained or referenced in or supporting any of the foregoing, (iv) manufacturing records or data contained or referenced in or supporting any of the foregoing and (v) nonclinical, clinical and other data contained or referenced in or supporting any of the foregoing.
“Related Documents” means, other than this Agreement, all agreements, certificates and documents signed and delivered by either Party in connection with this Agreement or the transactions contemplated hereby.
“Representatives” means, with respect to any Person, such Person’s directors, officers, managers, employees, counsel, consultants, accountants, financial advisors, lenders and other agents and representatives.
“Research and Development Program” means the program of discovery efforts, research and development carried out on or prior to the Closing Date for the Compounds or the Targets; provided, that the Research and Development Program shall not include any such activities for the Excluded Targets.
“Research Tools” means any technology which is designed, developed and used solely for performing research and drug discovery activities (and, for clarity, not for the diagnosis, treatment, prevention, palliation, or prophylaxis of human diseases and conditions), which, for the avoidance of doubt, shall include cDNAs, antibodies, cell lines, knock-out animals, assays and other similar research tools.
“Reviewing Accountant” shall have the meaning set forth in Section 2.6(b).
“SEC” means the United States Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended.
“Seller” has the meaning set forth in the preamble hereof.
“Seller Adverse Recommendation Change” has the meaning set forth in Section 5.3(b).
“Seller Allocation Notice” has the meaning set forth in Section 2.6(b).
“Seller Biological Materials” means (i) any tissues, cells, cell lines, organisms, blood samples, genetic material, antibodies and other biological substances and materials, and any Research Tools and (ii) any biological products, as such term is defined in Section 351 of the PHS Act, in the case of each of (i) and (ii) that are owned or otherwise Controlled by Seller or any of its Affiliates on the Closing Date and that are primarily related to, or reasonably necessary or useful to Exploit, the Compounds and Products.
“Seller Board” means the Board of Directors of Seller.
“Seller Board Recommendation” has the meaning set forth in Section 3.2(c).
“Seller Common Stock” has the meaning set forth in Section 5.3(e).
“Seller Data” means all databases and data, including all tangible embodiments thereof, and all rights therein, in each case owned or Controlled by, or licensed to, Seller or any of its Affiliates as of the Closing Date that are primarily related to, or reasonably necessary or useful to Exploit, the Compounds and Products. Notwithstanding the foregoing, “Seller Data” shall exclude the Excluded Know-How.
“Seller Intellectual Property” means all Patents, Copyrights, and Software, the Seller Data, all Know-How that does not constitute Seller Data, and other Intellectual Property Rights, that is owned or Controlled by, or licensed to, Seller or any of its Affiliates on the Closing Date and that is primarily related to, or reasonably necessary or useful to Exploit, the Compounds or Products, and the right to recover for past infringement of any of the foregoing. Notwithstanding the foregoing, “Seller Intellectual Property” shall exclude (a) the Excluded Know-How and (b) the Patents, Trademarks, Copyrights listed on Schedule 1.1(d).
“Seller Notice of Recommendation Change” has the meaning set forth in Section 5.3(b).
“Seller Registered Intellectual Property” has the meaning set forth in Section 3.5(a).
“Seller Regulatory Authorizations” means any and all (i) Regulatory Authorizations and (ii) applications or notifications or submissions for Regulatory Authorizations, in either case that are (a) owned or otherwise Controlled by Seller or any of its Affiliates on the Closing Date and (b) primarily related to, or is reasonably necessary or useful to Exploit, the Compounds or Products.
“Seller Regulatory Documentation” means any and all Regulatory Documentation, including all Seller Regulatory Authorizations, that is owned by, or otherwise Controlled by, Seller or any of its Affiliates on the Closing Date and that is primarily related to, or is reasonably necessary or useful to Exploit, the Compounds or Products.
“Seller Related Parties” has the meaning set forth in Section 7.3(e).
“Seller Stockholder Approval” has the meaning set forth in Section 3.2(d).
“Seller Stockholders’ Meeting” has the meaning set forth in Section 5.14(c).
“Seller’s Charter” has the meaning set forth in Section 3.1.
“Seller’s Knowledge” (and similar phrases) means, with respect to any matter in question, the actual knowledge of Seller’s following officers: Richard Peters, Devin Smith, Michael Wyzga and Dan Tardiff, after making due inquiry of their direct reports.
“Social Security Act” has the meaning set forth in Section 3.11(e).
“Specified Transaction” means (x) any direct or indirect acquisition or purchase of, or license or grant of rights to, any material portion of the Purchased Assets or (y) any direct or indirect acquisition or purchase of more than 50% of the Seller Common Stock or substantially all of the assets of Seller and its Subsidiaries, taken as a whole.
“Straddle Period” has the meaning set forth in Section 5.6(b).
“Subsidiary” of any Person means another Person, an amount of the voting securities, other voting rights or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first Person.
“Superior Proposal” has the meaning set forth in Section 5.3.
“Targets” means all of (i) the therapeutic targets described on Schedule 1.1(c) and (ii) all other therapeutic targets that are or were subject to the Seller’s and its Affiliates’ programs of discovery efforts, research and development carried out on or prior to the Closing Date, other than the Excluded Targets.
“Tax” or “Taxes” means all taxes, assessments, duties, fees or similar charges of any kind, in each case in the nature of a tax, including any surcharges, interest, penalties, and additions thereto.
“Tax Return” means all returns (including amended returns), requests for extensions of time, claims for refund, declarations of estimated Tax payments, reports, estimates, information returns and statements, including any related or supporting information with respect to any of the foregoing, filed or required to be filed with any Taxing Authority in connection with the determination, assessment, collection or administration of any Taxes.
“Taxing Authority” means any Governmental Authority or any quasi-governmental body exercising Tax regulatory authority.
“Termination Fee” has the meaning set forth in Section 7.3(b).
“Third Party” means any Person other than: (a) Seller or Buyer or (b) any Affiliates of Seller or Buyer.
“Transfer Date” has the meaning set forth in Section 2.5.
“Transfer Taxes” has the meaning set forth in Section 5.8(a).

“Whitehead Agreement” means the Tangible Property and Exclusive Patent License Agreement, dated February 4, 2016, among, inter alia, Whitehead Institute for Biomedical Research and Seller (as amended prior to the date hereof).
Section 1.2. Interpretation. When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement, any Related Document or in any Exhibit or Schedule hereto are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement, such Related Document or such Exhibit or Schedule. Whenever the words “include”, “includes” or “including” are used in this Agreement or any Related Document, they shall be deemed to be followed by the words “without limitation”. The word “or,” when used in this Agreement, has the inclusive meaning represented by the phrase “and/or.” The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to the “date hereof” refer to the date of this Agreement. “Extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if”. For purposes of this Agreement and the Related Documents, the phrases “delivered or made available to Buyer prior to the date hereof”, “delivered or made available to Buyer in the data room prior to the date hereof”, “has made available to Buyer prior to the date hereof” or “has made available to Buyer in the data room prior to the date hereof” and similar expressions in respect of any document or information will be construed for all purposes of this Agreement and the Related Documents as meaning that a copy of such document or information was filed and made available for viewing by Buyer in the electronic data rooms hosted by Donnelley Financial Solutions in each case no later than three Business Days prior to the date hereof. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any Contract or statute defined or referred to herein or in any Contract that is referred to herein means (a) in the case of any statute, such statute and any comparable statute that from time to time replaces such statute by succession, and any rules and regulations promulgated thereunder and (b) in the case of any Contract, such Contract and all amendments, modifications and attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.
ARTICLE II

PURCHASE AND SALE
Section 2.1. Purchase and Sale of Purchased Assets; Purchase Price.
(a) Pursuant to the terms and subject to the conditions of this Agreement, at the Closing, Seller shall, and shall cause each of its Affiliates owning or otherwise Controlling any of the Purchased Assets to, sell, convey, deliver, transfer and assign to Buyer (or its designated Affiliate), free and clear of all Liens, other than Permitted Liens, and Buyer (or its designated Affiliate) shall purchase, take delivery of and acquire from Seller (and its Affiliates) all of Seller’s (and its Affiliates’) right, title and interest in, to and under all of the Purchased Assets.
(b) In consideration of the sale, conveyance, delivery, transfer and assignment of the Purchased Assets to Buyer and Seller’s other covenants and obligations hereunder, upon the terms and subject to the conditions hereof:
(i) at the Closing, Buyer shall pay to Seller, by wire transfer of immediately available funds to the account set forth on Schedule 2.1(b)(i), the Purchase Price; and
(ii) at the Closing, Buyer (or its designated Affiliate) shall assume the Assumed Liabilities in accordance with Section 2.3.
Section 2.2. Purchased Assets; Excluded Assets.
(a) The term “Purchased Assets” means all of Seller’s (and its Affiliates’) right, title and interest in, to and under the following properties and assets (tangible or intangible):
(i) all Seller Biological Materials, including as set forth on Schedule 2.2(a)(i);

(ii) all Seller Regulatory Documentation, including, for the avoidance of doubt, original and, if available, electronic copies;
(iii) all Seller Intellectual Property, including the Seller Registered Intellectual Property set forth on Schedule 2.2(a)(iii);
(iv) all Books and Records, and all originals of any tangible embodiments of Seller Intellectual Property, including Docket Files; provided, however, that Seller may retain a copy of any such Books and Records to the extent necessary for Tax, regulatory compliance or accounting purposes;
(v) all Inventory, including as set forth on Schedule 2.2(a)(v);
(vi) the Contracts set forth on Schedule 2.2(a)(vi) (the “Assumed Contracts”), including all rights thereunder;
(vii) all Permits, including as set forth on Schedule 2.2(a)(vii);
(viii) all Actions, rights of recovery, and rights of indemnification or setoff against Third Parties and other claims arising out of or relating to the Business or the Assumed Liabilities and all other intangible property rights that relate to the Business or the Assumed Liabilities; and
(ix) all other properties, assets and rights (tangible or intangible) of Seller (and its Affiliates) necessary to conduct the Business, other than any properties, assets or rights that are addressed by the subject matter of clauses (i) through (viii) of this Section 2.2(a) or clauses (i) through (vi) of Section 2.2(b), but, in all cases excluding the Excluded Agreements, Excluded Compounds and Excluded Know-How.
(b) Buyer acknowledges that the Purchased Assets shall consist only of those assets described in Section 2.2(a) and all other assets of Seller and its Affiliates are excluded (collectively, the “Excluded Assets”). Notwithstanding anything to the contrary herein, Excluded Assets shall include:
(i) all cash and cash equivalents of Seller;
(ii) all Contracts other than the Assumed Contracts;
(iii) all rights, claims and credits of Seller to the extent relating to any Excluded Asset or any Excluded Liability;
(iv) all land, buildings, improvements and fixtures thereon owned or leased by Seller;
(v) any refunds for Taxes relating to the Pre-Closing Period (excluding, for the avoidance of doubt, any refunds with respect to Assumed Taxes);
(vi) all Employee Benefit Plans, including any assets thereof or relating thereto;
(vii) the Excluded Agreements, Excluded Targets, Excluded Compounds and Excluded Know-How; and
(viii) except to the extent included in the Purchased Assets, all other properties, assets, goodwill and rights of Seller of whatever kind and nature, real, personal or mixed, tangible or intangible.
Section 2.3. Assumed Liabilities; Excluded Liabilities.
(a) Pursuant to the terms and subject to the conditions of this Agreement, at the Closing, Seller shall, and shall cause its Affiliates to, sell, convey, deliver, transfer and assign to Buyer (or its designated Affiliate), and Buyer (or its designated Affiliate) shall assume from Seller and its applicable Affiliates, the Assumed Liabilities.
(b) Notwithstanding anything in this Agreement or the Related Documents to the contrary, other than the Assumed Liabilities, Buyer shall not be the successor to Seller or any of its Affiliates, and Buyer expressly does not assume and shall not become liable to pay, perform or discharge, any Liability whatsoever of Seller or any of its Affiliates, whether or not arising out of or otherwise relating in any way to the Purchased Assets, other than the Assumed Liabilities. All such Liabilities are referred to herein as the “Excluded Liabilities”. Seller shall, or shall cause its Affiliates to, pay, perform and discharge when due all of the Excluded Liabilities. Without limitation of the foregoing, the Excluded Liabilities shall include the following Liabilities:
(i) any Liabilities relating to or arising out of the Excluded Assets;

(ii) any Liabilities relating to or arising out of Accounts Payable (other than the Assumed Liabilities);
(iii) any Excluded Taxes;
(iv) any Liabilities to present or former members or shareholders of Seller or any of its Affiliates, in their capacity as such;
(v) any Liabilities of Seller or any of its Affiliates under this Agreement, the Related Documents or in connection with the Contemplated Transactions;
(vi) all Liabilities under any Contract that is not an Assumed Contract;
(vii) any Liabilities (including all Actions relating to such Liabilities) of Seller or any of its Affiliates to any Person and claims from any Person relating to or arising out of circumstances existing on or prior to the Closing, including those relating to or arising out of any product liability, patent infringement, breach of warranty or similar claim for injury to person or property that resulted from the use, operation, ownership or misuse of the Purchased Assets or the operation of the business of Seller or any of its Affiliates, including the conduct of the Business, to the extent such conduct occurred on or prior to the Closing;
(viii) any Liabilities (including all Actions relating to such Liabilities) from or relating to the Intellectual Property Rights of any Person on or prior to the Closing, including any Liability for any loss or infringement, dilution, misappropriation, other violation thereof or for violation of privacy, personal information or data protection rights;
(ix) all Liabilities arising out of or relating to (A) the employment of, or receipt of services from, any individual or (B) any Employee Benefit Plan; and
(x) any other Liabilities arising out of the Purchased Assets or the operation of the business of Seller or any of its Affiliates on or prior to the Closing, whether or not any such Liabilities are claimed or otherwise arise prior to or after the Closing (other than the Assumed Liabilities).
Section 2.4. Closing; Closing Deliverables.
(a) Closing. The closing of the Contemplated Transactions (the “Closing”) shall take place remotely, by exchange of electronic copies of the agreements, documents, certificates and other instruments set forth in this Section 2.4, at 10:00 a.m., New York City time, on the second Business Day following the satisfaction (or, to the extent permitted, waiver) of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of such conditions), or at such other place, time and date as shall be agreed between Buyer and Seller. The date on which the Closing occurs is referred to herein as the “Closing Date.”
(b) Seller Closing Deliverables. At the Closing, Seller shall deliver or cause to be delivered to Buyer:
(i) the Bill of Sale, Assignment and Assumption Agreement, in the form of Exhibit 2.4(b)(i) (the “Bill of Sale, Assignment and Assumption Agreement”), duly executed by Seller and/or its applicable Affiliates;
(ii) a Patent Assignment Agreement, in the form of Exhibit 2.4(b)(ii) (the “Patent Assignment Agreement”), duly executed by Seller and/or its applicable Affiliates;
(iii) a duly completed and accurate IRS Form W-9;
(iv) evidence, acceptable to Buyer in its sole discretion, that all Liens set forth on Schedule 3.4(a) have been properly terminated or released on or before the Closing, including either (i) a completed UCC-3 Termination Statement, in a proper form for filing, in respect of each such Lien, or (ii) a payoff letter from the secured party thereunder, in form and substance acceptable to Buyer, certifying that upon receipt by or on behalf of Seller of the amount specified in such payoff letter, such Lien shall be released with no further action and that such secured party will, promptly upon receipt of the specified amount, deliver to Buyer a duly executed UCC-3 Termination Statement, in a proper form for filing, in respect of such Lien;
(v) all physical or tangible Purchased Assets at a location reasonably designated by Buyer at least five Business Days prior to the Closing; and

(vi) access to all Books and Records, Seller Regulatory Documentation and Docket Files that are, in each case, stored in an electronic or digital format in a manner mutually agreed by the Parties.
(c) Buyer Closing Deliverables. At the Closing, Buyer shall deliver or cause to be delivered to Seller:
(i) the payment required pursuant to Section 2.1(b)(i);
(ii) the Bill of Sale, Assignment and Assumption Agreement, duly executed by Buyer and/or its applicable Affiliates; and
(iii) the Patent Assignment Agreement, duly executed by Buyer and/or its applicable Affiliates.
Section 2.5. Third Party Consents. If the assignment or transfer of any asset included in the Purchased Assets or any claim, right or benefit arising thereunder or resulting therefrom, without the consent of a Third Party, would constitute a breach or other contravention of the rights of such Third Party, would be ineffective with respect to any party to an agreement concerning such asset, claim, right or benefit, or, upon assignment or transfer, would in any way adversely affect the rights of Seller or, upon transfer, Buyer (each, a “Non-Assignable Right”), then, if requested by Buyer, Seller shall use commercially reasonable efforts, at Buyer’s sole cost and expense, to obtain such consent after the execution of this Agreement until such consent is obtained. If any such consent cannot be obtained prior to the Closing and the Closing occurs, then, notwithstanding anything to the contrary in this Agreement or any Related Document, (a) this Agreement and the related instruments of transfer shall not constitute an assignment or transfer of the applicable Non-Assignable Right until and unless such consent is obtained (at which point such Non-Assignable Right will be deemed to have been assigned or transferred under this Agreement on such date (the “Transfer Date”)), and, if requested by Buyer, Seller shall use commercially reasonable efforts, at Buyer’s sole cost and expense, to obtain such consent as soon as possible after the Closing; and (b) upon delivery of Buyer’s written election to Seller, (i) the Non-Assignable Right shall be an Excluded Asset and Buyer shall have no Liability whatsoever with respect to any such Non-Assignable Right or any Liability with respect thereto (and any consent to transfer or assignment obtained thereafter shall have no effect) or (ii) Seller shall, at its sole cost and expense, obtain for Buyer substantially all of the practical benefit and burden of such Non-Assignable Right, including by (A) entering into appropriate and reasonable alternative arrangements on terms mutually agreeable to Buyer and Seller, (B) subject to the consent and control of Buyer, enforcement, at the cost and for the account of Buyer, of any and all rights of Seller against the other party thereto arising out of the breach or cancellation thereof by such other party or otherwise and (C) continuing to comply with, and perform, any contractual obligations associated with such Non-Assignable Right. For the avoidance of doubt, nothing in this Section 2.6 shall affect any determination as to whether any of the conditions set forth in Article VI have been satisfied.
Section 2.6. Purchase Price Allocation.
(a) Within ninety (90) days following the Closing Date, Buyer shall provide the Seller with a proposed allocation of the Purchase Price and the applicable Assumed Liabilities (together with any other amounts treated as consideration for U.S. Federal income Tax purposes) among the Purchased Assets (the “Buyer Draft Allocation”).
(b) If the Seller disagrees with the Buyer Draft Allocation, the Seller may, within thirty (30) days after delivery of the Buyer Draft Allocation, deliver a notice (the “Seller Allocation Notice”) to Buyer to such effect, specifying the items with which the Seller disagrees and setting forth Seller’s proposed allocation of the Purchase Price (and other relevant amounts). If the Seller Allocation Notice is duly delivered, the Seller and Buyer shall, during the thirty (30) days following such delivery, use commercially reasonable efforts to reach agreement on the disputed items or amounts in order to determine the allocation of the Purchase Price (and other relevant amounts). If the Seller and Buyer are unable to reach such agreement, the Seller and Buyer shall submit all matters that remain in dispute with respect to the Seller Allocation Notice (along with a copy of the Buyer Draft Allocation marked to indicate those line items not in dispute) to an independent, nationally recognized accounting firm mutually agreed to by the Seller and Buyer (the “Reviewing Accountant”). The Seller and Buyer shall instruct the Reviewing Accountant to make a determination no later than thirty (30) days following the submission of such dispute, based solely on the written submissions of the Seller, on the one hand, and Buyer, on the other hand. The Reviewing Accountant shall adjust the Buyer Draft Allocation based on these determinations. All fees and expenses relating to the work, if any, to be performed by the Reviewing Accountant shall be borne equally by the Seller and Buyer.

(c) The Buyer Draft Allocation, as prepared by Buyer if the Seller has not delivered a Seller Allocation Notice in accordance with Section 2.6(b), as adjusted pursuant to any agreement between the Seller and Buyer, or as adjusted by the Reviewing Accountant (in each case, the “Purchase Price Allocation”), shall, absent fraud, be conclusive and binding on the Seller and Buyer for all Tax purposes. The Purchase Price Allocation shall be amended to reflect any adjustment to the Purchase Price in a manner consistent with applicable Tax Law (including Section 1060 of the Code).
(d) Seller and Buyer shall file all applicable Tax Returns (including IRS Form 8594) in a manner consistent with the Purchase Price Allocation and shall not take any Tax position that is inconsistent with the Purchase Price Allocation in connection with any proceeding before any Taxing Authority, in each case unless otherwise required by a final “determination” as defined in Section 1313(a) of the Code (or a similar provision of state, local or foreign Tax Law). In the event that the Purchase Price Allocation is disputed by any Taxing Authority, the Party receiving notice of the dispute shall promptly notify the other Party in writing of such notice and resolution of the dispute.
ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER
Subject to (a) the Schedules attached hereto (to the extent any such Schedule is numbered to correspond to a representation or warranty, and to the extent that it is reasonably clear from a reading of a disclosure in a Schedule that such disclosure is applicable to another representation or warranty, and provided that the inclusion of any information in the Schedules shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed, is material, has resulted in or would result in a Material Adverse Effect, or is outside the ordinary course of business of Seller) and (b) the documents filed with or furnished to the SEC by Seller on or after January 1, 2020 and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval system on or before the day that is one (1) Business Day prior to the date of this Agreement (excluding disclosures to the extent predictive, cautionary or forward-looking in nature), Seller represents and warrants to Buyer as set forth in this Article III.
Section 3.1. Organization, Standing and Power. Seller is a corporation, duly organized, validly existing and in good standing under the laws of Delaware, and has all requisite corporate power and authority to own, lease or otherwise hold and operate its properties and other assets and to carry on its business as presently conducted, except where the failure to be in good standing or have such power or authority, individually or in the aggregate, has not been and would not reasonably be expected to be material to the Business or the Purchased Assets. Seller and each of its Affiliates is duly qualified or licensed to do business and is in good standing (in jurisdictions that recognize the concept of good standing) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed or to be in good standing individually or in the aggregate has not been and would not reasonably be expected to be material to Seller, the Business or the Purchased Assets. Seller has made available to Buyer, prior to the execution of this Agreement, complete and accurate copies of Seller’s articles of incorporation (as amended or supplemented from time to time, “Seller’s Charter”). Seller is not in violation of any of the provisions of Seller’s Charter.
Section 3.2. Authority; Noncontravention. (a) Seller has all requisite corporate power and authority to execute and deliver this Agreement and the Related Documents and to consummate the Contemplated Transactions. The execution and delivery of this Agreement and the Related Documents by Seller and the consummation by Seller of the Contemplated Transactions have been duly authorized by all necessary corporate action on the part of Seller (other than the receipt of the Seller Stockholder Approval) and no other corporate proceedings on the part of Seller or any of its Affiliates are necessary to authorize this Agreement, the Related Documents or to consummate the Contemplated Transactions (other than the receipt of the Seller Stockholder Approval). Each of this Agreement and the Related Documents has been duly executed and delivered by Seller and, assuming the due authorization, execution and delivery by Buyer, constitutes a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, subject to bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies.
(b) The execution and delivery of this Agreement and the Related Documents by Seller do not, and the consummation of the Contemplated Transactions and compliance by Seller with the provisions of this Agreement and the Related Documents will not, conflict with, or result in any violation or breach of, or default under (with or without notice or lapse of time, or both), or give rise to a right of, or result in, termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien in or upon the Purchased Assets under, (i) Seller’s Charter, (ii) any Contract to which Seller or any of its Affiliates is a party or to which any of the Purchased Assets are subject or (iii) any (A) statute, ordinance, rule, regulation or other Law applicable to Seller, any of its Affiliates, the Business or the Purchased Assets or (B) Order applicable to Seller, any of its Affiliates, the Business or the Purchased Assets, except in the cases of clauses (ii) and (iii), where the conflict, violation, breach, default, termination, cancellation, acceleration or creation of a Lien, individually or in the aggregate, has not been and would not reasonably be expected to be material to Seller, the Business or the Purchased Assets, or that would not reasonably be expected to prevent, materially impede or materially delay the consummation by Seller of the Contemplated Transactions.
(c) The Seller Board, at a meeting duly called and held, unanimously adopted resolutions (i) authorizing and approving the execution, delivery and performance by Seller of this Agreement and, subject to the receipt of the Seller Stockholder Approval, the consummation by Seller of the Contemplated Transactions, (ii) declaring that this Agreement and the Contemplated Transactions are advisable and in the best interests of Seller, (iii) directing that the Contemplated Transactions be submitted for consideration at a meeting of the holders of shares of Seller Common Stock and (iv) recommending that the holders of shares of Seller Common Stock approve the Contemplated Transactions (such recommendation, the “Seller Board Recommendation”), which resolutions have not, except after the date hereof as permitted by Section 5.3, been subsequently rescinded, modified or withdrawn.
(d) The affirmative vote (in person or by proxy) of the holders of Seller Common Stock entitled to cast a majority of all the votes entitled to be cast on such matter (the “Seller Stockholder Approval”), at the Seller Stockholders’ Meeting, in favor of this Agreement and the Contemplated Transactions, is the only vote of the holders of any class or series of securities of Seller necessary to approve this Agreement and the Contemplated Transactions.
(e) No consent, approval, Order or authorization of, action by or in respect of, or registration, declaration or filing with, any Governmental Authority (each, a “Governmental Consent”) is required by or with respect to Seller, any of its Affiliates or the Business in connection with the execution and delivery of this Agreement or any Related Document by Seller, the transfer of the Purchased Assets to Buyer or the consummation of the Contemplated Transactions, except for (i) compliance with the applicable requirements of the Exchange Act, including the filing with the SEC of the Registration Statement and (ii) the receipt, termination or expiration, as applicable, of approvals or waiting periods under any applicable antitrust, competition, fair trade or similar Laws.
Section 3.3. Absence of Certain Changes or Events. Since December 31, 2021 to the date of this Agreement (a) no event has occurred which would reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect, (b) there has been no material loss, destruction or damage (in each case, whether or not insured) affecting the Business or the Purchased Assets and (c) Seller and its Affiliates have conducted activities with respect to the Business in the ordinary course of business (except for the execution and performance of this Agreement and the Merger Agreement and the discussions, negotiations and transactions related thereto) consistent with past practice and have not taken any actions, which, if taken after the date of this Agreement and prior to the Closing Date would constitute a breach of Section 5.1(b).
Section 3.4. Good Title; Sufficiency of Assets.
(a) (i) Seller (together with its Affiliates) has good and marketable title to, or valid contract rights to, as applicable, all of the Purchased Assets free and clear of all Liens (other than Permitted Liens), and has the complete and unrestricted power and unqualified right to sell, assign, transfer and deliver to Buyer, as applicable, the Purchased Assets and (ii) there are no adverse claims of ownership to the Purchased Assets and neither Seller nor any of its Affiliates has received written (or, to Seller’s Knowledge, any other) notice that any Person has asserted a claim of ownership or right of possession or use in or to any of the Purchased Assets, nor are there, to Seller’s Knowledge, any facts, circumstances or conditions on which any such claim could be brought in the future. At the Closing, Buyer will acquire from Seller (and its Affiliates) good and marketable title to, or valid contract rights to, as applicable, all of the Purchased Assets, free and clear of all Liens (other than Permitted Liens).

(b) The Purchased Assets constitute (i) all of the properties, interests, assets and rights of Seller or any of its Affiliates acquired, conceived, collected, compiled, generated, reduced to practice or otherwise made or used in connection with the Research and Development Program, (ii) all of the properties, interests, assets and rights of Seller or any of its Affiliates used, held for use or intended to be used in connection with the Research and Development Program or the Compounds and (iii) all of the properties, interests, assets and rights necessary for Buyer and its Affiliates to continue to conduct the Research and Development Program as presently conducted.
Section 3.5. Intellectual Property.
(a) Schedule 2.2(a)(iii) sets forth, as of the date hereof, a complete and accurate list of all registrations or applications for registration, as applicable, of Patents (which list specifically identifies all Patent registrations and Patent applications solely and exclusively owned by Seller and its Affiliates), Trademarks and Copyrights that, in each case, are Controlled by Seller and its Affiliates and used in, held for use in or are specifically related to the Business (“Seller Registered Intellectual Property”). Seller and its Affiliates have timely made all filings and payments with Governmental Authorities as may be necessary or appropriate to preserve, maintain and protect the Seller Registered Intellectual Property. The Seller Registered Intellectual Property is subsisting, and to the Seller’s Knowledge, is valid and enforceable.
(b) Seller (together with its Affiliates) exclusively owns, or validly Controls, all rights, title and interests in and to the Seller Intellectual Property, free and clear of all Liens (other than Permitted Liens).
(c) Seller (together with its Controlled Affiliates) exclusively owns or has a valid license to use all Intellectual Property Rights which are used, held for use or necessary to conduct the Business in the manner currently conducted and as proposed to be conducted. Each such Intellectual Property Right will, immediately subsequent to the Closing, be transferred to, and Controlled by, Buyer on the same terms with which Seller (or its applicable Affiliate), immediately prior to the Closing, Controlled such Intellectual Property Right.
(d) To Seller’s Knowledge, the conduct of the Business has not infringed, diluted, misappropriated or otherwise violated, and is not infringing, diluting, misappropriating or otherwise violating the Intellectual Property Rights of any Third Party. To Seller’s Knowledge, no Third Party has infringed, diluted, misappropriated or otherwise violated or is or are infringing, diluting, misappropriating or otherwise violating the Seller Intellectual Property.
(e) No Actions have been brought or, to Seller’s Knowledge, have been threatened with regard to (i) the ownership, validity, enforceability, registration, Control or use of any Seller Intellectual Property, including interferences, oppositions, reissues, reexaminations cancellations, revocations and rectifications; (ii) any Third Party actually or potentially infringing, diluting, misappropriating or otherwise violating Seller Intellectual Property or (iii) any actual or potential infringement, dilution, misappropriation or other violation of the Intellectual Property Rights of any Third Party with respect to the conduct of the Business. Seller (or its applicable Affiliate) has the right to bring actions for infringement, including all rights to recover damages for past infringement (to the extent permitted by applicable Law), of all Seller Intellectual Property.
(f) Each of the Patent registrations and Patent applications listed in Schedule 2.2(a)(iii) that are owned by Seller or its Affiliates properly identifies (and, to Seller’s Knowledge, such Patent registrations and Patent applications otherwise Controlled by Seller and its Affiliates properly identify) each and every inventor of the claims thereof as determined in accordance with the Laws of the jurisdiction in which such patent is issued or such patent application is pending. Each inventor named on the Patent registrations and Patent applications listed in Schedule 2.2(a)(iii) that are owned by Seller and its Affiliates has executed (and, to Seller’s Knowledge, such inventors named on such Patent registrations and Patent applications that are otherwise Controlled by Seller and its Affiliates have executed) an agreement assigning his, her or its entire right, title and interest in and to such Patent or Patent application, and the inventions embodied and claimed therein, to Seller or an Affiliate of Seller, or in the case of licensed Patents, to the appropriate owners.
(g) No current or former director, officer, employee, contractor or consultant of Seller or any of its Affiliates owns any rights in or to any Seller Intellectual Property. All current and former directors, officers, employees, contractors and consultants of Seller and any of its Affiliates who contributed to the Business or to the discovery, creation or development of any Seller Intellectual Property did so (i) within the scope of his or her employment such that it constituted a work made for hire and all Seller Intellectual Property arising therefrom became the exclusive property of Seller (or an Affiliate thereof) or (ii) pursuant to a valid and enforceable written agreement, presently assigned all of his or her rights in Seller Intellectual Property to Seller (or an Affiliate thereof). No current or former directors, officers, employees, contractors or consultants of Seller or any of its Affiliates has made or threatened to make any claim or challenge against Seller or any of its Affiliates in connection with his or her contribution to the Business or to the discovery, creation or development of any Seller Intellectual Property, and, to Seller’s Knowledge, no circumstances exist which would reasonably be expected to lead to any such claim or challenge.
(h) Each of Seller and its Affiliates has used reasonable efforts and taken commercially reasonable steps designed to maintain, preserve and protect its Know-How, proprietary Software and other confidential information acquired, conceived, developed, collected, compiled, generated, reduced to practice or otherwise made or used in connection with or related to the Business, including through requiring all former and current directors, officers, employees, contractors and consultants of Seller and its Affiliates to execute valid and enforceable written confidentiality agreements with respect to Intellectual Property Rights developed for or obtained from Seller and its Affiliates and entering into licenses and Contracts that require licensees, contractors and other Third Parties with access to the Know-How, proprietary Software or other confidential information to keep such Know-How, proprietary Software or other confidential information confidential. There has been no (i) violation of any confidentiality agreement involving Seller Intellectual Property or (ii) unauthorized use, disclosure or misappropriation of any Know-How or proprietary Software included in the Seller Intellectual Property. To the Seller’s Knowledge, no such inventor has any contractual or other obligation that would preclude any such assignment or otherwise conflict with the obligations of such inventor to Seller or an Affiliate of Seller under such agreement with Seller or such Affiliate.
(i) Schedule 3.5(i) sets forth a complete and accurate list as of the date hereof of all Contracts (i) pursuant to which any Seller Intellectual Property Rights are licensed, sold, assigned, granted or otherwise conveyed or provided to Seller or any of its Affiliates by any other Person (other than software licenses for commercially available off the shelf software and services agreements entered into in the ordinary course of business the principal purpose of which is not the licensing, selling, assigning, granting or otherwise conveying Intellectual Property Rights), or (ii) pursuant to which the Seller or any of its Affiliates has granted to any other Person any right or interest in any Seller Intellectual Property (excluding services agreements entered into in the ordinary course of business the principal purpose of which is not the licensing, selling, assigning, granting or otherwise conveying Intellectual Property Rights, but including any obligations of such other Person to make any fixed or contingent payments based on the exploitation or transfer of Seller Intellectual Property, including royalty payments) (collectively (i) and (ii), “IP Contracts”). All material obligations for payment of monies currently due and payable by Seller or any of its Affiliates and other material obligations in connection with the IP Contracts have been satisfied in a timely manner. Seller is, and, to Seller’s Knowledge, all other Parties to the IP Contracts are, in material compliance therewith and, to Seller’s Knowledge, all IP Contracts are legal, valid, binding and enforceable.
(j) The execution and delivery of this Agreement and the Related Documents by Seller do not, and the consummation of the Contemplated Transactions and compliance by Seller with the provisions of this Agreement and any Related Document will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation or acceleration of any right or obligation or to the loss of a benefit under, or result in the creation of any Lien in or upon or the transfer of, any Seller Intellectual Property.
(k) Other than the Research and Development Program, neither Seller nor any of its Affiliates nor, to Seller’s Knowledge, Third Party collaborators have any development program that produced any compound that primarily inhibits any of the Targets.
(l) Neither Seller nor any of its Affiliates owns, Controls or has an interest in any compound that primarily inhibits any of the Targets other than the Compounds.
(m) Seller has disclosed to Buyer all Seller Data and other information relating to the Compounds in its ownership or Control.
(n) Sellers and its Affiliates are, and have been, in compliance with all applicable Data Protection Requirements. The Seller and its Affiliates have implemented and maintained commercially reasonable policies and procedures to respond to requests from individuals concerning their Personal Data as and to the extent required by applicable Data Protection Requirements. None of Seller’s or its Affiliates’ privacy policies or notices relating to Personal Data have contained any material omissions or have been intentionally misleading or deceptive. Sellers and its Affiliates have taken commercially reasonable measures that are sufficient to protect Personal Data within the possession or control of or processed by or on behalf of the Seller and its Affiliates against loss, theft, misuse or unauthorized use, access, modification, disclosure or processing.
(o) The execution and delivery of this Agreement and the Related Documents by Seller do not, and the consummation of the Contemplated Transactions and compliance by Seller with the provisions of this Agreement and any Related Document will not breach or otherwise cause any violation of any Data Protection Requirement that would result in any constraint on the use of Personal Data following the Closing.
(p) To the Knowledge of Seller, no Person has gained unauthorized access to, engaged in unauthorized use, modification, disclosure or processing of or unlawfully destroyed, lost or altered any Personal Data within the possession or control of, or processed by or on behalf of, Seller or its Affiliates. Seller and its Affiliates have not notified, either voluntarily or as required by any Data Protection Requirements, any affected Person, Third Party, Governmental Authority or the media of any breach or non-permitted use, modification, disclosure, or processing of Personal Data within the possession or control of, or processed by or on behalf of, the Seller or its Affiliates. No person (including any Governmental Authority) has commenced any Action with respect to loss, damage or unauthorized access, use, modification, disclosure or processing of any Personal Data within the possession or control of, or processed by or on behalf of, Seller and its Affiliates, and, to Seller’s Knowledge, there is no fact or circumstance that would reasonably be expected to lead to such an Action
(q) The Compounds and Products, the Exploitation thereof, and the conduct of the Business conform to the specifications set forth on Schedule 3.5(q).
Section 3.6. Assumed Contracts.
(a) There are no Contracts, other than the Assumed Contracts, (i) to which Seller or any of its Affiliates is a party or by which Seller or any of its Affiliates is bound, in either case, that (A) were entered into in connection with the Business or (B) are related to the Business or (ii) to which any of the Purchased Assets are subject.
(b) Seller has made available to Buyer true, accurate and complete copies of the Assumed Contracts (and any Contracts listed on Schedule 3.6(a)), including all amendments, modifications and waivers relating thereto. The Assumed Contracts are legal, valid and binding agreements of Seller or an Affiliate of Seller and are in full force and effect and are enforceable against Seller or its applicable Affiliate and, to Seller’s Knowledge, each other party thereto, in accordance with their terms, subject to bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies. Seller or its applicable Affiliate has performed all obligations required to be performed by it to date under the Assumed Contracts, and neither Seller nor its applicable Affiliate is or will be (with or without notice or lapse of time, or both) in breach or default in any respect thereunder and, to Seller’s Knowledge, no other party to any Assumed Contract is or will be (with or without notice or lapse of time, or both) in breach or default in any respect thereunder. Neither Seller nor any of its Affiliates has received any notice of intention to terminate any Assumed Contract or of any claim of breach with respect to the performance of Seller’s (or its applicable Affiliate’s) obligations under any Assumed Contract.
Section 3.7. Compliance with Law; Permits.
(a) Since January 1, 2019, the business and operations of Seller and its Affiliates as such business and operations relate to the Business have been and are conducted in all material respects in compliance with all applicable Laws.
(b) Seller and its Affiliates have had and maintained all Permits (not including Regulatory Authorizations), except where the failure to have such Permits individually or in the aggregate has not been and would not reasonably be expected to be material the Business or the Purchased Assets. Schedule 2.2(a)(vii) sets forth a true, accurate and complete list of each such Permits, and each such Permit is valid and in full force and effect. There has occurred no material default by Seller or its Affiliates under, or material violation by Seller or its Affiliates of, any such Permit.

(c) Neither Seller nor any of its Affiliates has received any notice from any Governmental Authority or other Person to the effect that Seller or its applicable Affiliate is not, or may not be, in compliance with any Law or any Permit (other than Regulatory Authorizations) in any material respect with respect to the Business or the Purchased Assets. No Action is pending or, to Seller’s Knowledge, threatened to cancel, suspend, revoke or limit any of the Permits and, to Seller’s Knowledge, there is no basis for any such Action.
Section 3.8. Litigation. There is no Action pending or, to Seller’s Knowledge, threatened before or by any Governmental Authority that, if successful, could reasonably be expected to be materially adverse to the Business or the Purchased Assets or could reasonably be expected to result in restraining, enjoining or otherwise preventing the consummation by Seller of the Contemplated Transactions. There is no outstanding Order of any Governmental Authority against Seller or any of its Affiliates arising out of or relating to the Business or the Purchased Assets that could reasonably be expected to be materially adverse to the Business or the Purchased Assets or that could reasonably be expected to result in restraining, enjoining or otherwise preventing the consummation by Seller of the Contemplated Transactions.
Section 3.9. Employee Benefit Plans. Neither the Buyer nor any of its ERISA Affiliates shall have any obligation to contribute to, or shall have or would reasonably be expected to have any direct or indirect Liability with respect to, any Employee Benefit Plan subject to Title IV of ERISA.
Section 3.10. Taxes.
(a) All income and other material Tax Returns required to be filed for any Pre-Closing Tax Period with respect to the Purchased Assets have been filed when due in accordance with all applicable Laws. Each such Tax Return is complete and accurate in all material respects.
(b) All Taxes required to be paid with respect to the Purchased Assets have been duly and timely paid in accordance with all applicable Laws.
(c) Seller and its Affiliates have accrued on their books and records, in accordance with GAAP, all Taxes with respect to the Purchased Assets that are not yet due and payable.
(d) There are no Liens for Taxes on the Purchased Assets, except for Permitted Liens.
(e) There is no pending audit, examination, contest, litigation or other proceeding by any Taxing Authority that (i) could result in the creation of a Lien on any of the Purchased Assets (other than Permitted Liens) or (ii) is related to the Purchased Assets, the Assumed Liabilities or the Business.
(f) No Tax Return of any of Seller or any of its Affiliates to the extent related to the Purchased Assets is under audit or examination by any Taxing Authority, and no such audit or examination has been threatened in writing.
(g) Seller and the Affiliates of Seller that own the Purchased Assets have complied in all material respects with all applicable Laws relating to the collection, payment and withholding of Taxes and has, within the time and manner prescribed by Law, collected, withheld from and paid over to the appropriate Taxing Authority all amounts required to be so collected, withheld and paid over under applicable Law.
Section 3.11. Regulatory Matters.
(a) Schedule 3.11(a) sets forth as of the date hereof a true and complete list of all Seller Regulatory Authorizations. The Seller Regulatory Authorizations include all material Regulatory Authorizations that are required for or relate to the Business or the Purchased Assets. Seller or one of its Affiliates is the sole and exclusive owner of all of the Seller Regulatory Authorizations and none of the Seller Regulatory Authorizations have been sold, conveyed, delivered, transferred or assigned to another party. Each such Seller Regulatory Authorization (A) has, to Seller’s Knowledge, been validly issued or acknowledged by the appropriate Governmental Authority and is in full force and effect and (B) is transferable to Buyer. To Seller’s Knowledge, there are no facts, circumstances or conditions that could prevent the transfer of any Seller Regulatory Authorization to Buyer on or after the Closing Date.
(b) All pre-clinical and clinical studies, trials and investigations conducted or sponsored in relation to the Business are being, and at all times have been, conducted in compliance in all material respects with all applicable clinical protocols, informed consents and applicable Laws administered or issued by applicable Governmental Authorities, including (to the extent applicable) (i) the U.S. Food and Drug Administration

(“FDA”) or other health authority standards for conducting non-clinical laboratory studies, including those contained in Title 21, part 58 of the Code of Federal Regulations, (ii) investigational new drug requirements, (iii) FDA or other health authority standards for the design, conduct, performance, monitoring, auditing, recording, analysis and reporting of clinical trials, including those contained in Title 21, parts 50, 54, 56, 312, 314, and 320 of the Code of Federal Regulations, (iv) federal and state laws or other regulatory authority standards for restricting the use and disclosure of individually identifiable health information, (v) the International Council for Harmonisation’s Guideline on Good Clinical Practice (ICH Topic E6) and (vi) communications or notices from Governmental Authorities regarding the conduct of such studies, trials and investigations. Except as included in the Seller Regulatory Documentation that has been made available to Buyer prior to the date hereof, there have been no adverse events, adverse drug reactions or other safety events in patients in a clinical trial conducted or sponsored in relation to the Business, the effect of which would reasonably be expected to (x) prevent Buyer from obtaining approval from a Governmental Authority to market a Product in the United States or (y) delay such approval to such an extent that the delay (taking into account the expected length of such delay and the basis or reasons therefor) would materially impair the aggregate financial value to be derived by Buyer from a Product. All clinical trial adverse events in patients in a clinical trial conducted or sponsored in relation to the Business, to Seller’s Knowledge, have been disclosed to Buyer and all associated correspondence, including actual or potential claims for recompense, have been made available to Buyer.
(c) Except as otherwise disclosed in Schedule 3.11(c), no Governmental Authority has commenced, or, to Seller’s Knowledge, threatened to initiate, any Action to place a clinical hold order on, or otherwise terminate, delay or suspend any proposed or ongoing pre-clinical or clinical studies, trials, IND or investigations conducted or proposed to be conducted in connection with the Business.
(d) Since January 1, 2019, Seller and its Affiliates have not directly or indirectly received any oral or written communication (including any warning letter, untitled letter, Form FDA 483 or similar notice) from any Governmental Authority, and to Seller’s Knowledge there are no material Actions related to the Business or the Purchased Assets pending or threatened (including any prosecution, injunction, seizure, civil fine, suspension or recall), in each case (i) relating to, arising under or alleging that Seller, any of its Affiliates or any of its or their officers, employees or agents is not currently in compliance with, any Law administered or issued by any Governmental Authority or (ii) regarding any debarment action or investigation in respect of Seller, any of its Affiliates or any of its or their officers, employees or agents undertaken pursuant to 21 U.S.C. Section 335a, or any similar regulation of a Governmental Authority. There are no pending voluntary or involuntary destruction orders, seizures or other regulatory enforcement actions related to the Business or the Purchased Assets and, to Seller’s Knowledge, no Seller Data relating to the Compounds that has been made public is the subject of any regulatory or other Action, either pending or threatened, by any Governmental Authority relating to the truthfulness or scientific adequacy of such Seller Data. Seller has made available to Buyer prior to the date hereof unredacted copies of all material correspondence between the Seller and its Affiliates, on the one hand, and the FDA, EMA or any other Governmental Authority, on the other hand, including minutes and contact reports relating to any communications with any Governmental Authority.
(e) Since January 1, 2019, none of Seller, its Affiliates nor, to Seller’s Knowledge, any officer, employee, or agent of Seller or its Affiliates, has made an untrue statement of a material fact or fraudulent statement to the FDA or any other Governmental Authority, failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Authority, or committed an act, made a statement, or failed to make a statement that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities”, set forth in 56 Fed. Reg. 46191 (September 10, 1991) or for any other Governmental Authority to invoke any similar policy. None of Seller, its Affiliates nor, to Seller’s Knowledge, any officer, employee or agent of Seller or its Affiliates has been convicted of any crime or engaged in any conduct for which debarment is mandated by or authorized by 21 U.S.C. Section 335a or any similar Laws. None of Seller, its Affiliates nor, to Seller’s Knowledge, any officer, employee or agent of Seller or its Affiliates has been convicted of any crime or engaged in any conduct for which such Person could be excluded from participating in the Federal health care programs under Section 1128 of the Social Security Act of 1935, as amended (the “Social Security Act”), or any similar Laws.
(f) Seller and its Affiliates are, and, since January 1, 2019, have been, in compliance with: (i) laws, regulations and guidance pertaining to state and federal Anti-Kickback Statutes (42 U.S.C. §§ 1320a-7b(b), et seq. and their implementing regulations) and the related Safe Harbor Statutes; (ii) laws, regulations and guidance pertaining to submission of false claims to governmental or private health care payors (31 U.S.C. §§ 3729, et seq. and its implementing regulations); and (iii) state laws and federal laws and regulations relating to providing and reporting of payments to health care professionals or health care entities.
(g) None of Seller or any of its Affiliates is a “covered entity” or a “business associate” pursuant to the Health Insurance Portability and Accountability Act of 1996 (as those terms are defined in 45 C.F.R. §160.103). Seller and its Affiliates have complied in all material respects with all other applicable Laws relating to the privacy and security of individually identifiable information, including the Federal Trade Commission Act, the Children’s Online Privacy Protection Act (COPPA), and similar Laws in any foreign jurisdiction in which Seller or any of its Affiliates does business.
Section 3.12. SEC Documents; Registration Statement.
(a) Since January 1, 2020, Seller has not filed any documents with the SEC, which, as of their respective filing dates (or, if amended prior to the date hereof, the date of filing of such amendment), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent that the information in such document has been amended or superseded by a document filed prior to the date hereof.
(b) The Registration Statement (including any amendment or supplement thereto), at the time first sent or given to the stockholders of Seller, at the time of the Seller Stockholders’ Meeting and at the time of any amendment or supplement thereof, will comply as to form in all material respects with the requirements of the Exchange Act and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, that Seller makes no representation or warranty with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Buyer or any Affiliates thereof or any other party other than Seller and any Affiliates thereof for inclusion or incorporation by reference in the Registration Statement.
Section 3.13. Inventory. Schedule 2.2(a)(v) sets forth the Inventory as of the second Business Day prior to the date hereof. As of the date hereof, the ingredients, intermediates, raw materials, components, consumables, finished product forms, work-in-progress materials and packaging materials contained in the Inventory (a) are free from any material defect or deficiency, (b) are in good and usable condition in the ordinary course of business and (c) meet all of the applicable requirements and specifications for the manufacture or use of such Inventory in the ordinary course, including good manufacturing practices.
Section 3.14. Relationships with Suppliers. From January 1, 2020 to the date hereof, no supplier to the Business that is material to the Business has canceled or otherwise terminated, or provided notice to Seller of its intent, or, to Seller’s Knowledge, threatened to terminate its relationship with Seller with respect to the Business, or, from January 1, 2020 to the date hereof, decreased or limited in any material respect, or provided written (or, to Seller’s Knowledge, any other) notice to Seller of its intent, or, to Seller’s Knowledge, threatened to decrease or limit in any material respect, its supply to Seller. As of the date hereof, to Seller’s Knowledge, no supplier that is material to the Business is subject to an ongoing audit by a Governmental Authority of such supplier’s facilities or manufacturing processes.
Section 3.15. Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Seller or any of its Affiliates, other than H.C. Wainwright & Co., LLC, the fees, commissions and expenses of which will be paid by Seller.
Section 3.16. Insurance. Seller and each of its Affiliates has complied in all material respects with the provisions of all material policies of insurance relating to the Business and the Purchased Assets under which it is an insured party. Since January 1, 2020, neither Seller nor any of its Affiliates has been refused any insurance with respect to the Business or the Purchased Assets. To Seller’s Knowledge, there are no existing claims under any insurance policy relating to the Business or the Purchased Assets. No written (or, to Seller’s Knowledge, any other) notice of cancellation or termination has been received with respect to any insurance policy relating to the Business or the Purchased Assets.

Section 3.17. Adequate Consideration; Continued Solvency. The consideration to be received by Seller under this Agreement constitutes fair consideration and reasonable value for the Purchased Assets. Seller is (a) able to pay its debts as they become due, and (b) solvent and will be solvent immediately following the Closing. Seller is not engaged in business or a transaction, and has no legally binding obligation to engage in business or a transaction, for which its remaining assets and capital are or will be insufficient following the Closing. Seller does not intend to incur, or believe that it will incur, Liabilities that would be beyond its ability to pay as such Liabilities matured. Seller has not entered into this Agreement for the purpose of hindering, delaying or defrauding its creditors.
Section 3.18. Related Party Transactions. Schedule 3.18 describes any transaction between Seller or its Subsidiaries, on the one hand, and any current or former partner, director, officer, employee, manager, member or significant stockholder of Seller, on the other hand, in each case, related to the Business. No current or former partner, director, officer, employee, manager, member or significant stockholder of Seller owns or has any interest in the Purchased Assets.
Section 3.19. Anticorruption Matters.
(a) Since January 1, 2019, none of Seller, any of its Affiliates or its or their respective directors, officers or employees or, to Seller’s Knowledge, any other Representatives, distributors, sales intermediaries or other Third Parties acting on behalf of Seller or any of its Affiliates, in any way relating to the Business: (i) has taken any action in violation of any applicable anticorruption Law, including the U.S. Foreign Corrupt Practices Act (“FCPA”) (15 U.S.C. § 78 dd-1 et seq.); or (ii) has corruptly, offered, paid, given, promised to pay or give, or authorized the payment or gift of anything of value, directly or indirectly, to any “Public Official”, as defined in this Section 3.19, for purposes of (A) influencing any act or decision of any Public Official in his official capacity; (B) inducing such Public Official to do or omit to do any act in violation of his lawful duty; (C) securing any improper advantage; or (D) inducing such Public Official to use his or her influence with a government, Governmental Authority, or commercial enterprise owned or controlled by any Governmental Authority (including state-owned or controlled veterinary or medical facilities), in order to assist the Seller or any of its Affiliates or any Person related in any way to the Business, in obtaining or retaining business.
(b) None of the Seller’s or any of its Affiliates’ officers or directors, or, to Seller’s Knowledge, employees or agents acting on behalf of Seller are themselves Public Officials.
(c) For purposes of this Section 3.19, “Public Official” means: (i) any officer, employee or representative of any regional, Federal, state, provincial, county or municipal government or government department, agency, or other division; (ii) any officer, employee or representative of any commercial enterprise that is owned or controlled by a government, including any state-owned or controlled veterinary or medical facility; (iii) any officer, employee or representative of any public international organization, such as the African Union, the International Monetary Fund, the United Nations or the World Bank; (iv) any person acting in an official capacity for any government or Governmental Authority, enterprise, or organization identified above; and (v) any political party, party official or candidate for political office.
(d) To Seller’s Knowledge, there are no pending issues with respect to the violation of any applicable anticorruption Law, including the FCPA, relating to the Business.
(e) Since January 1, 2019, Seller and its Affiliates have been subject to an anticorruption compliance program with respect to the Business appropriate to ensure compliance with applicable anticorruption Laws, including the FCPA.
Section 3.20. Export Controls and Sanctions Matters.
(a) Since January 1, 2019, none of Seller, any of its Affiliates or any of their respective Representatives, distributors, sales intermediaries or, to Seller’s Knowledge, other Third Parties acting on behalf of Seller or any of its Affiliates, in any way relating to the Business, has taken any action in violation of any applicable export control Law, trade or economic sanctions Law, or antiboycott Law, in the United States or any other jurisdiction, including: the Arms Export Control Act (22 U.S.C.A. § 2278), the Export Administration Act (50 U.S.C. App. §§ 2401-2420), the International Traffic in Arms Regulations (22 C.F.R. 120-130), the Export Administration Regulations (15 C.F.R. 730 et seq.), the Office of Foreign Assets Control Regulations (31 C.F.R. Chapter V), the Customs Laws of the United States (19 U.S.C. § 1 et seq.), the International Emergency Economic Powers

Act (50 U.S.C. § 1701-1706), the U.S. Commerce Department antiboycott regulations (15 C.F.R. 560), the U.S. Treasury Department antiboycott requirements (26 U.S.C. § 999), any other export control regulations issued by the agencies listed in Part 730 of the Export Administration Regulations, or any applicable non-U.S. Laws of a similar nature.
(b) Neither Seller, any Affiliate, nor its or their respective directors, officers or employees, or, to Seller’s Knowledge, distributor, agent, Representative, sales intermediary or other third party acting on behalf of the Seller or any of its Affiliates, in any way relating to the Business, is listed on the U.S. Office of Foreign Assets Control “Specially Designated Nationals and Blocked Persons” or any other similar list.
(c) All export licenses, license exceptions and other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations, classifications and filings required for the export, import and re-export of products, services, software and technology related to the Business (“Export Approvals”) have been obtained; and no Export Approvals are required by the Laws identified in Section 3.20(a) for continued export, reexport or import of the Purchased Assets.
(d) To Seller’s Knowledge, there are no pending issues with respect to violation of the Laws identified in Section 3.20(a) or any other similar Law, relating to the Business.
(e) Seller and its Affiliates have been subject to a compliance program with respect to the Business appropriate to ensure compliance with the Laws identified in Section 3.18(a).
Section 3.21. No Other Representations and Warranties. (A) EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES SET FORTH IN THIS AGREEMENT, NONE OF SELLER OR ANY OTHER PERSON HAS MADE OR MAKES ANY REPRESENTATION OR WARRANTY, WRITTEN OR ORAL, STATUTORY, EXPRESS OR IMPLIED, AT COMMON LAW OR OTHERWISE, WITH RESPECT TO SELLER OR THE PURCHASED ASSETS; AND (B) NONE OF SELLER OR ANY OTHER PERSON HAS MADE OR MAKES ANY REPRESENTATION OR WARRANTY, WRITTEN OR ORAL, STATUTORY, EXPRESS OR IMPLIED, AT COMMON LAW OR OTHERWISE, AS TO THE ACCURACY, COMPLETENESS OR MATERIALITY OF ANY INFORMATION, DATA OR OTHER MATERIALS (WRITTEN OR ORAL) HERETOFORE FURNISHED TO BUYER AND ITS REPRESENTATIVES BY OR ON BEHALF OF SELLER AND ANY INFORMATION, DOCUMENTS OR MATERIAL MADE AVAILABLE TO BUYER IN THE DATA ROOM, MANAGEMENT PRESENTATIONS OR IN ANY OTHER FORM IN EXPECTATION OF THE CONTEMPLATED TRANSACTIONS, OTHER THAN (X) IN THE CASE OF CLAUSES (A) AND (B), IN THE CASE OF FRAUD, AND (Y) IN THE CASE OF CLAUSE (B), TO THE EXTENT ANY SUCH INFORMATION, DATA OR MATERIAL IS ITSELF THE SUBJECT OF A REPRESENTATION OR WARRANTY CONTAINED IN THIS AGREEMENT. SELLER ACKNOWLEDGES AND AGREES THAT NONE OF BUYER OR ANY OTHER PERSON HAS MADE OR MAKES ANY REPRESENTATION OR WARRANTY, WRITTEN OR ORAL, STATUTORY, EXPRESS OR IMPLIED, AT COMMON LAW OR OTHERWISE, WITH RESPECT TO BUYER EXCEPT AS SET FORTH IN THIS AGREEMENT.
ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER
Buyer represents and warrants to Seller as set forth in this Article IV.
Section 4.1. Organization, Standing and Power. Buyer is duly organized, validly existing and in good standing under the laws of the Belgium (to the extent Belgium recognizes the concept of good standing) and has all requisite corporate power and authority to carry on its business as presently conducted, except where the failure to be in good standing or have such power or authority, individually or in the aggregate, has not been and would not reasonably be expected to be material to Buyer, taken as a whole. Buyer is duly qualified or licensed to do business and is in good standing (in jurisdictions that recognize the concept of good standing) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, has not been and would not reasonably be expected to be material to Buyer.
Section 4.2. Authority; Noncontravention. (a) Buyer has all requisite corporate power and authority to execute and deliver this Agreement and the Related Documents and to consummate the Contemplated Transactions. The execution and delivery of this Agreement and the Related Documents by Buyer and the consummation by Buyer of the Contemplated Transactions have been duly authorized by all necessary corporate action on the part of Buyer and no other corporate proceedings on the part of Buyer are necessary to authorize this Agreement, the Related Documents or to consummate the Contemplated Transactions. Each of this Agreement and the Related Documents has been duly executed and delivered by Buyer (or an Affiliate thereof) and, assuming the due authorization, execution and delivery by Seller, constitutes a legal, valid and binding obligation of Buyer (or an Affiliate thereof), enforceable against Buyer (or an Affiliate thereof) in accordance with its terms, subject to bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies.
(b) The execution and delivery of this Agreement and the Related Documents by Buyer do not, and the consummation of the Contemplated Transactions and compliance by Buyer with the provisions of this Agreement and the Related Documents will not, conflict with, or result in any violation or breach of, or default under (with or without notice or lapse of time, or both), or give rise to a right of, or result in, termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien in or upon any of the properties or other assets of Buyer under (i) the certificate of incorporation or bylaws of Buyer, (ii) any Contract to which Buyer or any of its Affiliates is a party or to which any of its respective properties or other assets is subject, or (iii) any (A) statute, ordinance, rule, regulation or other Law applicable to Buyer or its properties or other assets or (B) Order applicable to Buyer, any of its Affiliates or its properties or other assets, except in the cases of clauses (ii) and (iii), where the conflict, violation, breach, default, termination, cancellation, acceleration or creation of a Lien, individually or in the aggregate, would not reasonably be expected to prevent, materially impede or materially delay the consummation by Buyer of the Contemplated Transactions (including Buyer’s payment of the Purchase Price to Seller pursuant to Section 2.1(b)(i)).
(c) No Governmental Consent is required by or with respect to Buyer in connection with the execution and delivery of this Agreement or any Related Document by Buyer or the consummation by Buyer of the Contemplated Transactions, except for the receipt, termination or expiration, as applicable, of approvals or waiting periods required under any applicable antitrust, competition, fair trade or similar Laws.
Section 4.3. Capital Resources. Buyer has immediately available funds sufficient to consummate the Contemplated Transactions (including the payment required to be made pursuant to Section 2.1(b)(i)) on the terms contemplated by this Agreement, including the payment of all fees and expenses payable by Buyer in connection with the Contemplated Transactions.
Section 4.4. Litigation. There is no Action pending or, to the actual knowledge of Buyer’s officers, threatened before or by any Governmental Authority that, if successful, could reasonably be expected to result in restraining, enjoining or otherwise preventing the consummation by Buyer of the Contemplated Transactions. There is no outstanding Order of any Governmental Authority against Buyer that could reasonably be expected to result in restraining, enjoining or otherwise preventing the consummation by Buyer of the Contemplated Transactions.
Section 4.5. Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Buyer or any of its Affiliates.
Section 4.6. Information Supplied. None of the information supplied or to be supplied by or on behalf of Buyer in writing for inclusion or incorporation by reference in the Registration Statement (including any amendments or supplements thereto) will, at the time the Registration Statement (or any amendment or supplement thereto) is first sent or given to the stockholders of Seller or at the time of the Seller Stockholders’ Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, that Buyer makes no representation or warranty with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Seller or any Affiliates thereof for inclusion or incorporation by reference in the Registration Statement.
Section 4.7. Independent Investigation. Buyer agrees that, notwithstanding anything herein to the contrary, they have not been induced by, have not relied, and expressly disclaim any reliance upon any representations or warranties, whether written or oral, express or implied, made by Seller (or its Affiliates or Representatives) that are not expressly set forth in Article 3 (as modified by the Schedules) or in any ancillary documents and any certificate or other writing delivered pursuant hereto. Buyer acknowledges that it has (i) conducted its own independent investigation, review and analysis of the Purchased Assets and the Research and Development Program, (ii) been provided access to the personnel, properties, assets, premises, books and records, and other documents and data of Seller and its Affiliates for such purpose, and (iii) made its own independent judgment concerning Seller, the Business the Purchased Assets and the Contemplated Transactions and, in making its determination to proceed with the Contemplated Transactions, Buyer has relied on the results of its own independent investigation and independent judgment.
ARTICLE V

ADDITIONAL AGREEMENTS
Section 5.1. Conduct of Business. (a) Except as set forth on Schedule 5.1, from the date of this Agreement until the Closing Date, Seller shall, and shall cause its Affiliates to, (A) maintain and preserve in all respects the Purchased Assets, (B) conduct activities with respect to the Business in the ordinary course of business consistent with past practice and (C) comply in all material respects with all Laws and Permits applicable to the Business.
(b) Except as set forth on Schedule 5.1 or as otherwise required by Law, without limiting the generality of the foregoing, from the date of this Agreement until the Closing Date, Seller shall not, and shall cause its Affiliates not to (without the prior written consent of Buyer):
(i) (A) incur, create, assume or permit the incurrence, creation or assumption of any Lien (other than Permitted Liens) with respect to the Purchased Assets, (B) dispose of any of the Purchased Assets, other than Inventory in the ordinary course of business or (C) waive, release, sell, assign, encumber, impair, fail to maintain, license or transfer any right, title or interest in or to any Purchased Asset;
(ii) (A) sell, assign, license, grant any non-assertion covenant with respect to, encumber, impair, abandon, transfer, fail to diligently maintain, renew or pursue application for, or otherwise dispose of, any Seller Intellectual Property, (B) amend, waive, cancel, permit to let lapse, or modify any of Seller’s rights in or to the Seller Intellectual Property, or (C) disclose or agree to disclose to any Person, other than Representatives of Buyer, any Know-How;
(iii) (A) make any submissions to any Governmental Authority relating to the Business, including with respect to the conduct or design of clinical trials sponsored or proposed by Seller or any of its Affiliates involving the Compounds or any Product, (B) make any submissions to, or correspond with, any domestic or foreign institutional review board, privacy board or ethics committee regarding a clinical trial sponsored or proposed by Seller or any of its Affiliates or involving the Compounds or any Product, (C) publish any Seller Data or the results of any ongoing studies regarding the Compounds, the Targets or any Product, including the results of investigator-initiated studies or (D) otherwise initiate, support, facilitate or encourage any further clinical study or research or pre-clinical collaboration involving the Compounds, the Targets or any Product; provided, that to the extent Seller determines that any such action is required by Law as a result of activities conducted by Seller prior to the date of this Agreement, Seller or its applicable Affiliate shall be permitted to take such action so long as it provides notice to, and reasonably consults with, Buyer prior to taking such action (to the extent permissible under applicable Law);
(iv) compromise or settle any Action if the terms of such compromise or settlement would be binding on Buyer or any of its Affiliates, or any Purchased Assets, after the Closing;
(v) (A) terminate, amend or modify, or waive any material right under, or fail to perform in all material respects all obligations under, any Assumed Contract, Permit or other document or instrument relating to or affecting the Business or (B) enter into any material Contract, document or instrument relating to or affecting the Business;
(vi) to the extent relating to the Purchased Assets, (A) make (inconsistent with past practices), revoke or change any material Tax election, (B) adopt or change any Tax accounting method or period, (C) file any material amended Tax Return, (D) enter into any closing agreement or settlement with respect to a material amount of Taxes, (E) settle any claim or assessment for a material amount of Taxes, (F) consent to any extension or waiver of the statute of limitations period applicable to any such Tax claim or assessment or (G) surrender any right to claim a refund of a material amount of Taxes;
(vii) fail to maintain true, accurate and complete Books and Records and Docket Files;

(viii) fail to keep in force and effect insurance in respect of the Purchased Assets comparable in amount and scope of coverage to that maintained as of the date of this Agreement; or
(ix) agree to or authorize, or commit to agree to or authorize, in writing or otherwise, any action that would conflict with the obligations set forth in clauses (i) through (viii) above.
Section 5.2. Reasonable Best Efforts.
(a) Each of the Parties agrees to use its respective reasonable best efforts to take, or cause to be taken, all actions, to file, or cause to be filed, all documents and to do, or cause to be done, all things necessary, proper or advisable to consummate the Contemplated Transactions as promptly as practicable, including (i) the obtaining of all necessary Governmental Consents, (ii) the execution and delivery of any additional documents or instruments necessary to consummate the Contemplated Transactions and (iii) the preparation of all physical or tangible Purchased Assets and all Books and Records, Seller Regulatory Documentation and Docket Files stored in an electronic or digital format for delivery by Seller to Buyer in accordance with Section 2.4(b).
(b) In connection with and without limiting the foregoing, Seller and Buyer shall (or shall cause their respective Affiliates to) (i) make any appropriate filings, if necessary or advisable (in the opinion of Buyer), pursuant to any applicable antitrust, competition, fair trade or similar Laws with respect to the Contemplated Transactions as promptly as practicable and (ii) supply as promptly as practicable and advisable to the appropriate Governmental Authorities any additional information and documentary material that may be requested pursuant to any such applicable antitrust, competition, fair trade or similar Laws. All antitrust filings to be made shall be made in substantial compliance with the requirements of the applicable antitrust, competition, fair trade or similar Laws, as applicable. Each Party shall cooperate with the other Party to the extent necessary to assist the other Party or its applicable Affiliate in the preparation of such filing and to promptly amend or furnish additional information thereunder. Each Party shall use reasonable best efforts to furnish to each other all information required for any filing, form, declaration, notification, registration and notice, other than confidential or proprietary information not directly related to the Contemplated Transactions, and to keep the other Party reasonably informed with respect to the status of each Governmental Consent being sought in connection with the Contemplated Transactions and the material communications between such Party and the applicable Governmental Authority. If any objections are raised or asserted with respect to the Contemplated Transactions under applicable Law or if any Action is instituted (or threatened to be instituted) by any applicable Governmental Authority or any private party challenging any of the Contemplated Transactions as being in violation of any applicable Law or which would otherwise prevent, impede or delay the consummation of the Contemplated Transactions, the Parties shall use their reasonable best efforts to resolve any such objections or Actions so as to permit consummation of the Contemplated Transactions as soon as reasonably practicable. Nothing in this Agreement shall be deemed to require Buyer to agree to, or proffer to, divest, license or hold separate any rights or other assets or any portion of any business of Buyer or any of its Affiliates or any of the Purchased Assets.
Section 5.3. No Solicitation by Seller; Seller Board Recommendation.
(a) Seller shall not, nor shall it authorize or permit any of its Affiliates or any of its or their respective directors, officers, employees or other Representatives to, (i) directly or indirectly solicit, initiate or knowingly encourage, induce or facilitate any Competing Proposal or any inquiry or proposal that may reasonably be expected to lead to a Competing Proposal or (ii) directly or indirectly participate in any discussions or negotiations with any Person regarding, or furnish to any Person any information with respect to, or cooperate in any way with any Person (whether or not a Person making a Competing Proposal) with respect to, any Competing Proposal or any inquiry or proposal that may reasonably be expected to lead to a Competing Proposal. Seller shall, and shall cause its Affiliates and its and their respective Representatives to, immediately cease and cause to be terminated all existing solicitation, discussions or negotiations with any Person conducted heretofore with respect to any Competing Proposal, or any inquiry or proposal that may reasonably be expected to lead to a Competing Proposal, request the prompt return or destruction of all confidential information previously furnished to any Person or its Representatives in connection therewith and immediately terminate all physical and electronic dataroom access previously granted to any such Person or its Representatives. Notwithstanding the foregoing, if at any time prior to obtaining the Seller Stockholder Approval, Seller or any of its Representatives receives a written Competing Proposal that Seller Board determines in good faith (after consultation with outside counsel and its financial advisor) constitutes or is reasonably likely to lead to a

Superior Proposal, which Competing Proposal did not result from any breach of this Section 5.3, Seller may (and may authorize and permit its Affiliates and its and their Representatives to), subject to compliance with Section 5.3(c), (A) furnish information with respect to Seller and its Subsidiaries to the Person making such Competing Proposal (and its Representatives) (provided that all such information has been previously provided to Buyer or is provided to Buyer prior to or substantially concurrent with the time it is provided to such Person) pursuant to a customary confidentiality agreement not less restrictive of such Person than the Confidentiality Agreement (other than with respect to standstill provisions) and (B) participate in discussions regarding the terms of such Competing Proposal and the negotiation of such terms with, and only with, the Person making such Competing Proposal (and such Person’s Representatives). Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this Section 5.3(a) by any Representative of Seller or any of its Affiliates shall constitute a breach of this Section 5.3(a) by Seller.
(b) Except as set forth below, neither the Seller Board nor any committee thereof shall (i) (A) withdraw (or modify in any manner adverse to Buyer), or propose publicly to withdraw (or modify in any manner adverse to Buyer), the Seller Board Recommendation or the approval, recommendation or declaration of advisability by any such committee thereof with respect to this Agreement, including any of the Contemplated Transactions or (B) adopt, recommend or declare advisable, or propose publicly to adopt, recommend or declare advisable, any Competing Proposal (any action in this clause (i) being referred to as a “Seller Adverse Recommendation Change”) or (ii) adopt, recommend or declare advisable, or propose publicly to adopt, recommend or declare advisable, or allow Seller or any of its Affiliates to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, alliance agreement, partnership agreement or other similar agreement or arrangement (other than a confidentiality agreement referred to in Section 5.3(a)) constituting or related to any Competing Proposal. Notwithstanding the foregoing, at any time prior to obtaining the Seller Stockholder Approval, the Seller Board may make a Seller Adverse Recommendation Change if (x) Seller receives a Superior Proposal that did not result from a breach of this Section 5.3 or (y) an Intervening Event occurs and, in each of cases (x) and (y), the Seller Board determines in good faith (after consultation with outside counsel and its financial advisor) that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law; provided, however, that Seller shall not be entitled to exercise its right to make a Seller Adverse Recommendation Change until after the fifth Business Day following Buyer’s receipt of written notice (a “Seller Notice of Recommendation Change”) from the Seller Board advising Buyer that the Seller Board intends to take such action and specifying the reasons therefor, including in the case of a Superior Proposal the terms and conditions of such Superior Proposal that is the basis of the proposed action by the Seller Board (it being understood and agreed that any amendment to any material term of such Superior Proposal shall require a new Seller Notice of Recommendation Change and a new notice period (which shall be two Business Days instead of five Business Days)). In determining whether to make a Seller Adverse Recommendation Change, the Seller Board shall take into account any changes to the terms of this Agreement proposed by Buyer in response to a Seller Notice of Recommendation Change or otherwise.
(c) In addition to the obligations of Seller set forth in paragraphs (a) and (b) of this Section 5.3, Seller shall promptly (and in any event within 24 hours of knowledge of receipt by an officer or director of Seller) advise Buyer orally and in writing of any Competing Proposal or any inquiry or proposal that may reasonably be expected to lead to a Competing Proposal, the material terms and conditions of any such Competing Proposal or inquiry or proposal (including any changes thereto) and the identity of the Person making any such Competing Proposal or inquiry or proposal. Seller shall (i) keep Buyer informed in all material respects on a reasonably current basis of the status and details (including any change to the terms thereof) of any Competing Proposal, and (ii) provide to Buyer as soon as practicable after receipt or delivery thereof copies of all correspondence and other written and electronic material exchanged between Seller or any of its Subsidiaries or it or their Representatives, on the one hand, and any Person or its Representatives on the other hand, that describes any of the terms or conditions of any Competing Proposal.
(d) Nothing contained in this Section 5.3 shall prohibit Seller from (i) issuing a “stop-look-and-listen communication” pursuant to Rule 14d-9(f) promulgated under the Exchange Act or taking and disclosing to its shareholders positions required by Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act, in each case after the commencement of a tender offer (within the meaning of Rule 14d-2 promulgated under the Exchange Act), (ii) issuing a statement in connection with a Competing Proposal that does not involve the commencement of a tender offer (within the meaning of Rule 14d-2 promulgated under the Exchange Act), so long as the statement includes no more information than would be required for a “stop-look-and-listen communication” under Rule 14d-9(f) promulgated under the Exchange Act if such provision was applicable, or (iii) making any disclosure to the shareholders of Seller if, in the good faith judgment of the Seller Board (after consultation with outside counsel), failure to so disclose would be inconsistent with its fiduciary duties under applicable Law; provided, however, that in no event shall Seller or the Seller Board or any committee thereof take, or agree or resolve to take, any action prohibited by Section 5.3(b).
(e) For purposes of this Agreement:
“Competing Proposal” means any proposal or offer (whether or not in writing), with respect to any direct or indirect acquisition or purchase of, or license or grant of rights to, any of the Purchased Assets, other than (x) the acquisition of more than 50% of Seller’s common stock, par value $0.01 per share (“Seller Common Stock”) in a transaction that would allow the Contemplated Transactions to be consummated pursuant to the terms hereof and (y) the Contemplated Transactions.
“Intervening Event” means a material event, fact, circumstance, development or occurrence that is unknown to or by the Seller Board as of the date of this Agreement (or if known, the magnitude or material consequences of which were not known or understood by the Seller Board as of the date of this Agreement), which event, fact, circumstance, development, occurrence, magnitude or material consequences become known to or by the Seller Board prior to obtaining the Seller Stockholder Approval; provided, however that the receipt, existence or terms of a Competing Proposal or any inquiry relating thereto or the consequences thereof shall not constitute an Intervening Event.
“Superior Proposal” means any binding bona fide written offer made by a third party or group pursuant to which such third party (or, in a merger, consolidation or statutory share exchange involving such third party, the stockholders of such third party) or group would acquire, directly or indirectly, more than 50% of the Seller Common Stock or substantially all of the assets of Seller and its Subsidiaries, taken as a whole, which the Seller Board determines in good faith (after consultation with outside counsel and its financial advisor) is (i) on terms more favorable from a financial point of view to the holders of Seller Common Stock than the Contemplated Transactions, taking into account all the terms and conditions of such proposal (including the legal, financial, regulatory, timing and other aspects of the proposal and the identity of the person making the proposal) and this Agreement (including any changes proposed by Buyer to the terms of this Agreement), and (ii) reasonably likely to be completed on the terms proposed, taking into account all legal, financial, regulatory and other aspects of such proposal, and is fully financed or for which financing (if required) is fully committed and reasonably likely to be obtained.
Section 5.4. Access and Information; Advice of Changes.
(a) From the date of this Agreement until the earlier of the Closing Date and the termination of this Agreement, and subject to the terms of the Confidentiality Agreement, Seller shall, and shall cause its Affiliates to, provide Buyer, its Affiliates and its and their Representatives, upon reasonable notice, reasonable access during normal business hours to the Books and Records and Docket Files, to the operations and properties related to the Purchased Assets and to Representatives of the Sellers involved in the Business; provided, however, that Seller and its Affiliates may withhold any document or information to the extent Seller believes in good faith, after consultation with counsel, that disclosure of such document or information would (i) jeopardize the attorney-client privilege of such party or (ii) contravene any applicable Laws; provided further that, in each case of clauses (i) and (ii), that Seller and its Affiliates will use commercially reasonable efforts to provide such documents or information in a manner that does not so jeopardize attorney-client privilege or contravene any applicable Law. Buyer acknowledges and agrees that any information provided to it or any of its Representatives pursuant to this Section 5.4 is subject to the confidentiality obligations set forth in the Confidentiality Agreement. If any of the documents or information furnished pursuant to this Section 5.4 includes documents or information subject to the attorney-client privilege or attorney work-product doctrine or any other applicable privilege concerning pending or threatened Actions or governmental investigations, each Party understands and agrees that the Parties have a commonality of interest with respect to such matters, and it is the desire, intention and mutual understanding of the Parties that the sharing of such documents or information is not intended to, and shall not, waive or diminish in any way the confidentiality of such documents or information, nor its continued protection under the attorney-client protection, attorney work-product doctrine, or other applicable privilege, and shall remain entitled to such protection under those privileges, this Agreement, and the joint defense doctrine.

(b) From the date of this Agreement until the earlier of the Closing Date and the termination of this Agreement, Buyer and Seller shall promptly advise the other Party in writing of (i) the occurrence, or failure to occur, of any event which would reasonably be expected to cause any representation or warranty made by such Party contained in this Agreement to become untrue or incorrect or (ii) the failure of such Party to comply with or perform in any material respect any covenants, agreements or obligations required to be complied with or performed by such Party under this Agreement. For the avoidance of doubt, no disclosure pursuant to this Section 5.4 shall be deemed to cure any breach of any representation, warranty, covenant, agreement or obligation or affect any determination as to whether any of the conditions set forth in Article VI have been satisfied.
(c) Subject to Section 5.4(a), from the date of this Agreement until the earlier of the Closing Date and the termination of this Agreement, Buyer and Seller shall reasonably cooperate and make such arrangements as are necessary to ensure that all applicable safety data relating to the Business will transfer to Buyer upon the Closing.
Section 5.5. Confidentiality.
(a) Each of Buyer and Seller acknowledges that the information provided to them in connection with this Agreement and the consummation of the Contemplated Transactions is subject to the terms of the Confidentiality Agreement. Effective upon, and only upon, the Closing, the Confidentiality Agreement shall terminate with respect to information included in or related to the Business.
(b) From and after the Closing, Seller will, and will cause its Affiliates and its and their Representatives, to keep confidential, not disclose to any Person and not use any non-public, confidential or proprietary information in its possession, under its Control or to which it has access relating to the Business. The obligations of Seller under this Section 5.5(b) shall not apply to information to the extent such information (A) becomes generally available to the public without breach of Seller’s obligations under Section 5.1 or this Section 5.5(b) or (B) is required to be disclosed by Law or any Order; provided, however, that in the case of the foregoing clause (B), to the extent not prohibited by such Law or Order, Seller shall notify Buyer as early in advance of such disclosure as is practicable to allow Buyer to take appropriate measures (and Seller shall reasonably cooperate, at the expense of Buyer, in the taking of such measures) to preserve the confidentiality of such information.
Section 5.6. Certain Tax Matters.
(a) Transfer Taxes. All recordation, transfer, documentary, excise, sales, value added, use, stamp, conveyance or other similar Taxes, duties or governmental charges, and all recording or filing fees or similar costs, imposed or levied by reason of, in connection with or attributable to this Agreement, the Related Documents or the Contemplated Transactions (collectively, “Transfer Taxes”) shall be the borne fifty percent (50%) by Seller and 50 percent (50%) by Buyer. The Party responsible under applicable Law for filing the Tax Return with respect to such Transfer Taxes shall prepare and timely file any such Tax Return and promptly provide a copy of such Tax Return to the other Party. Seller and Buyer shall, and shall cause their respective Affiliates to, use reasonable best efforts to cooperate to timely prepare and file any Tax Returns or other filings relating to Transfer Taxes, including any claim for exemption or exclusion from the application or imposition of any Transfer Taxes.
(b) Allocation of Taxes. In the case of a taxable period that includes, but does not end on, the Closing Date (a “Straddle Period”), (a) Taxes imposed on a periodic basis (such as real, personal and intangible property taxes) for the Pre-Closing Tax Period shall be equal to the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that are in the Pre-Closing Tax Period and the denominator of which is the number of days in the Straddle Period; and (b) Taxes (other than Taxes described in clause (a)) for any Pre-Closing Tax Period shall be computed as if such taxable period ended as of the close of business on the Closing Date.
(c) Withholding. Notwithstanding anything in this Agreement to the contrary, Buyer and its Affiliates shall be entitled to deduct and withhold from any amount payable pursuant to this Agreement such amounts as Buyer believes in good faith are required to be deducted and withheld with respect to the making of such payment under any provision of federal, state or local (in each case, whether domestic or foreign) Tax Law and pay such amounts over to the appropriate Taxing Authority. The Buyer shall use commercially reasonable efforts to notify Seller reasonably in advance of the date that the applicable payment is to be made to provide such Seller with an opportunity to provide any form or documentation or take such other steps to avoid such withholding. To the extent that amounts are so deducted and withheld and paid over to the appropriate Taxing Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the party in respect of which such deduction and withholding was made.
(d) Cooperation and Exchange of Information. Each of Seller and Buyer shall, and shall cause their respective Affiliates to, (i) provide the other with such assistance as may reasonably be requested by the other Party in connection with the preparation of any Tax Return, audit or other examination by any Taxing Authority or Action relating to liability for Taxes in connection with the Purchased Assets, (ii) retain and provide the other with any records or other information that may be relevant to such Tax Return, audit or examination, Action or determination and (iii) provide the other with any final determination of any such audit or examination, Action or determination that affects any amount required to be shown on any Tax Return of the other for any period.
Section 5.7. No Employee Transfers. Seller acknowledges and agrees that no employees of Seller or any of its Affiliates are intended to become employees of Buyer or any of its Affiliates in connection with the consummation of the Contemplated Transactions and that such transactions are not intended to constitute a “relevant transfer” within the meaning of the European Council Directive of March 12, 2001 (2001/23/EC) (the “Directive”), relating to the safeguarding of employees’ rights in the event of transfers of undertakings, businesses or parts of businesses and any country legislation implementing the Directive. If, following the Closing, any contract of employment of an employee of Seller or any of its Affiliates is deemed or alleged to have transferred to Buyer or any of its Affiliates, Buyer or its Affiliates shall be entitled to terminate such Person’s contract of employment and Seller shall retain responsibility for, and shall indemnify Buyer and its Affiliates against, any and all Liabilities incurred or arising as a result of such termination and the employment of such employee up to the date of such termination.
Section 5.8. Public Announcements.
(a) Neither Buyer nor Seller, nor any Affiliate of either Party, shall issue any press release or otherwise make any public statement with respect to the provisions of this Agreement or the Contemplated Transactions without the prior written consent of the other Party. Notwithstanding anything to the contrary in this Agreement or any Related Document, either Party may issue a press release or make a public statement with respect to the Contemplated Transactions without the consent of the other Party as may be required by Law or the rules and regulations of any applicable securities exchange or market. If any Party proposes to issue a press release or make a public statement with respect to the Contemplated Transactions pursuant to this Section 5.8, it will provide copies of such press release or public statement to the other Party before such press release or public statement is made, unless this would be in breach of any Law or the rules and regulations of any applicable securities exchange or market, in which case a copy of such press release or public statement will be provided to the other Party as soon as reasonably practicable or in accordance with such Law, rules or regulations.
(b) From and after the Closing, except as required by Law or the rules and regulations of any applicable securities exchange or market, neither Seller nor any of its Affiliates shall issue any press release or otherwise make any public statement with respect to the Business without the consent of Buyer.
Section 5.9. Regulatory Matters.
(a) Transfer of Seller Regulatory Authorizations. At the Closing, Seller shall, and shall cause its Affiliates (as applicable) to, transfer the exclusive benefit of the Seller Regulatory Authorizations to Buyer free of all Liens on the terms and conditions set forth in this Section 5.9. As soon as practicable following the Closing Date but in any event no later than 15 days after the Closing Date, the Parties shall (or shall cause their applicable Affiliate to) make such notifications or filings with applicable Governmental Authorities, including IND transfer letters submitted to the FDA, as may be necessary to effect the transfer of each of the Seller Regulatory Authorizations to Buyer.
(b) Buyer Responsibilities. Subject to the provisions of Section 5.9(a), after the Closing Date, Buyer (on behalf of Seller or its Affiliate to the extent required under applicable Law), at its cost, shall be solely responsible (subject to Seller’s obligations set forth in clause (c) below) and liable for (i) taking all actions, paying all fees and conducting all communication with the appropriate Governmental Authority required by Law in respect of the Seller Regulatory Authorizations, including preparing and filing all reports (including adverse drug experience reports) with the appropriate Governmental Authority; (ii) investigating all complaints and reports of adverse drug experiences with respect to the Compounds pursuant to such Seller Regulatory Authorizations (whether Exploited before or after transfer of such Seller Regulatory Authorizations); and (iii) fulfilling all other applicable legal and regulatory obligations of a holder of each Seller Regulatory Authorization.
(c) Complaints. After the Closing Date, Seller shall notify Buyer (or, if identified by Buyer in writing prior to delivery thereof, a clinical representative of Buyer) within 24 hours (or such shorter period required by Law) if Seller or any of its Affiliates receives a complaint or a report of an adverse drug experience with respect to the Compounds. In addition, Seller shall, and shall cause its Affiliates to, use commercially reasonable efforts to assist Buyer (and Buyer shall reimburse Seller its reasonable expenses incurred in connection therewith) in connection with the investigation of and response to any complaint or adverse drug experience report related to the Compounds. All notifications pursuant to this Section 5.9(c) shall be by facsimile or electronic mail at such numbers or addresses agreed upon by the Parties’ respective clinical representatives.
(d) Cooperation. Seller shall use commercially reasonable efforts to, and shall cause its Affiliates to use commercially reasonable efforts to, cooperate with Buyer in supplying information or assistance in Buyer’s fulfillment of its obligations under this Section 5.9.
Section 5.10. Know-How. (a) Seller shall, and shall cause its Affiliates and its and their Representatives to, provide or cause to be provided to Buyer all Know-How included within the Seller Intellectual Property promptly following the Closing (and in any event within 10 Business Days of the Closing Date) and Seller shall, and shall cause its Affiliates and its and their Representatives to, maintain the trade secret status of all such trade secrets within the Know-How from and after the date of this Agreement in accordance with Section 5.5.
(b) Seller agrees through the expiration of the Patents included within the Seller Intellectual Property that it shall not and shall ensure that its Affiliates and Representatives do not challenge or oppose, or commence any Action challenging or opposing, directly or indirectly or assist any other Person in challenging or opposing directly or indirectly the validity or enforceability of any rights of Buyer or any of its Affiliates in such Patents at any time.
Section 5.11. Additional Matters. Upon the request of Buyer, Seller shall, at Closing, provide Buyer a sublicense of the nature described in Schedule 5.11. Notwithstanding anything to the contrary herein, Seller’s failure to provide such a sublicense at Closing shall not be taken into account for purposes of determining whether the closing condition set forth in Section 6.2(b) has been satisfied, so long as Seller has otherwise complied with the obligations set forth in Schedule 5.11; provided, that, if Seller fails to provide a sublicense at Closing as required pursuant to this Section 5.11, Seller shall promptly provide such sublicense following the Closing.
Section 5.12. Expenses. Except as expressly set forth herein, each of Seller and Buyer shall bear its own costs and expenses incurred in connection with this Agreement and the Contemplated Transactions.
Section 5.13. Further Assurances.
(a) Seller shall, and shall cause its Affiliates to, at any time and from time to time after the Closing Date, upon the reasonable request of Buyer, do, execute, acknowledge, deliver and file, or cause to be done, executed, acknowledged, delivered or filed, all such further acts, deeds, transfers, conveyances, assignments or assurances as may be reasonably required for the transferring, conveying, assigning and assuring to Buyer, or for the aiding and assisting in the reducing to possession by Buyer of, any of the Purchased Assets, or for otherwise carrying out the purposes of this Agreement and the Related Documents and the consummation of the Contemplated Transactions.
(b) Subject to, and without altering the rights and obligations set forth in, Section 2.6, for a period of 18 months from and after the Closing Date, if either Buyer or Seller becomes aware that any of the Purchased Assets have not been transferred to Buyer or that any of the Excluded Assets have been transferred to Buyer, it shall promptly notify the other and the Parties hereto shall, as promptly as reasonably practicable, use commercially reasonable efforts to ensure such assets are transferred to the correct owner, with any necessary Third Party consents.
Section 5.14. Preparation of the Registration Statement; Seller Stockholders’ Meeting.
(a) As promptly as reasonably practicable after the date of this Agreement, Seller shall prepare a registration statement on form S-4, in which a proxy statement for Seller’s stockholders will be included as a prospectus, relating to the Seller Stockholders’ Meeting (as amended or supplemented from time to time, the

“Registration Statement”) in preliminary form and, after reasonable consultation with and approval by Buyer (which approval shall not be unreasonably withheld, conditioned or delayed), shall file it with the SEC. The Registration Statement shall submit for approval of the Seller's stockholders the Contemplated Transactions, the transactions contemplated by the Merger Agreement and any other matters Seller reasonably determines to submit for consideration of the Seller’s stockholders. Subject to Section 5.3, the Seller Board shall include the Seller Board Recommendation in the Registration Statement. Buyer shall provide to Seller all information concerning Buyer and its Affiliates as may be reasonably requested by Seller in connection with the Registration Statement and shall otherwise reasonably assist and cooperate with Seller in the preparation of the Registration Statement and the resolution of any comments thereto received from the SEC. Each of Seller and Buyer shall correct any information provided by it for use in the Registration Statement as promptly as reasonably practicable if and to the extent such information shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Seller shall notify Buyer promptly upon the receipt of any comments from the SEC and of any request by the SEC for amendments or supplements to the Registration Statement and shall supply Buyer with copies of all written correspondence between Seller or any of its Representatives, on the one hand, and the SEC, on the other hand, with respect to the Registration Statement. Seller shall use commercially reasonable efforts to respond as promptly as reasonably practicable to any comments received from the SEC concerning the Registration Statement and to resolve such comments with the SEC, and shall use commercially reasonable efforts to cause the Registration Statement to be disseminated to its stockholders as promptly as reasonably practicable after the earlier of (i) the resolution of any such comments or (ii) receiving notification that the SEC is not reviewing the preliminary Registration Statement. Prior to the filing of the Registration Statement (or any amendment or supplement thereto) or any dissemination thereof to the stockholders of Seller, or responding to any comments from the SEC with respect thereto, Seller shall provide Buyer with a reasonable opportunity to review and to propose comments on such document or response relating to the Contemplated Transactions, which Seller shall consider in good faith.
(b) If at any time prior to the Seller Stockholders’ Meeting, any event or circumstance relating to Seller or Buyer or any of their respective Affiliates, or their respective officers and directors, is discovered by Seller or Buyer, as the case may be, which, pursuant to the Exchange Act, is necessary to be set forth in an amendment or supplement to the Registration Statement, so that the Registration Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, Seller or Buyer, as the case may be, shall promptly inform the other party hereto, and an appropriate amendment or supplement describing such information shall be filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of Seller. All documents that Seller is responsible for filing with the SEC in connection with the Contemplated Transactions will comply as to form and substance in all material respects with the applicable requirements of the Exchange Act and the rules and regulations thereunder; provided, that no such covenant is made by Seller with respect to any information supplied by Buyer or any of its Affiliates for inclusion or incorporation by reference therein.
(c) Notwithstanding any Seller Adverse Recommendation Change, Seller shall take all necessary actions in accordance with applicable Law, Seller’s Charter and the rules of NASDAQ to duly call, give notice of, convene and hold a meeting of its stockholders (including any postponement, adjournment or recess thereof, the “Seller Stockholders’ Meeting”) for the purpose of obtaining the Seller Stockholder Approval, and any other matter Seller reasonably determines to submit for consideration of Seller’s stockholders, including the transactions contemplated by the Merger Agreement, as soon as reasonably practicable after the SEC confirms it has no further comments on the Registration Statement. Subject to Section 5.3, Seller shall use commercially reasonable efforts to obtain the Seller Stockholder Approval (which shall include hiring a proxy solicitor). Seller shall keep Buyer reasonably informed with respect to proxy solicitation results as reasonably requested by Buyer. Seller may adjourn, recess or postpone the Seller Stockholders’ Meeting (i) to allow reasonable additional time for the filing or mailing of any supplement or amendment to the Registration Statement that Seller has determined is required under applicable Law and for such supplement or amendment to be disseminated and reviewed by the stockholders of Seller in advance of the Seller Stockholders’ Meeting, (ii) to the extent required by a court of competent jurisdiction in connection with any Actions in connection with this Agreement or the Contemplated Transactions, (iii) if as of the time for which the Seller Stockholders’ Meeting is originally scheduled (as set forth in the Registration Statement) there are insufficient shares of Seller Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Seller Stockholders’ Meeting or (iv) to solicit additional proxies for the purpose of obtaining the approval of the Seller’s stockholders in connection with any matter submitted for the consideration of the Seller’s stockholders at the Seller Stockholders’ Meeting; provided, that in the case of clauses (iii) or (iv), without the written consent of Buyer, in no event shall the Seller Stockholders’ Meeting (as so postponed or adjourned) be held on a date that is more than 30 days after the date on which the Seller Stockholders’ Meeting was originally scheduled.
ARTICLE VI

CONDITIONS PRECEDENT
Section 6.1. Conditions to Each Party’s Obligations. The respective obligations of each party to effect the Closing are subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:
(a) Governmental Approvals. Any authorizations, consents, Orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any Governmental Authority under any applicable Law that are required to effect the Closing shall have been made, obtained or terminated or shall have expired.
(b) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other Order issued by any court of competent jurisdiction or other Law (collectively, “Legal Restraints”) which has the effect of restraining, enjoining or otherwise preventing the consummation of the Contemplated Transactions shall be in effect.
(c) Seller Stockholder Approval. The Seller Stockholder Approval shall have been obtained.
Section 6.2. Conditions to Obligations of Buyer. The obligation of Buyer to effect the Closing is subject to the satisfaction or waiver by Buyer on or prior to the Closing Date of the following additional conditions:
(a) Representations and Warranties. The representations and warranties of Seller (i) set forth in Section 3.3(a) shall be true and correct as of the Closing Date with the same effect as though made on and as of the Closing Date, (ii) set forth in Sections 3.2(a), 3.2(b) (excluding Section 3.2(b)(ii)), 3.2(c), 3.2(d), 3.4, 3.5(q), 3.15 and 3.17 shall be true and correct in all material respects (disregarding all qualifications or limitations as to “materiality”, “Material Adverse Effect” and words of similar import set forth therein) as of the Closing Date with the same effect as though made on and as of the Closing Date (except to the extent expressly made as of a specified date, in which case as of such specified date) and (iii) otherwise set forth in Article III shall be true and correct (disregarding all qualifications or limitations as to “materiality”, “Material Adverse Effect” and words of similar import set forth therein) as of the Closing Date with the same effect as though made on and as of the Closing Date (except to the extent expressly made as of a specified date, in which case as of such specified date), except in the case of this clause (iii), where the failure to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
(b) Performance of Obligations of Seller. Seller shall have performed and complied in all material respects with all of its covenants, agreements and obligations contained in this Agreement and required to be performed or complied with on or prior to the Closing Date. Buyer shall have received a certificate signed on behalf of Seller by an authorized executive officer of Seller to such effect.
(c) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Material Adverse Effect. Buyer shall have received a certificate signed on behalf of Seller by an authorized executive officer of Seller to such effect.
(d) No Actions. There shall not be pending or threatened in writing any Action brought by any Governmental Authority or any other Person having a reasonable likelihood of prevailing challenging or seeking to restrain or prohibit the consummation of the Contemplated Transactions.
Section 6.3. Conditions to Obligations of Seller. The obligation of Seller to effect the Closing is subject to the satisfaction or waiver by Seller on or prior to the Closing Date of the following additional conditions:
(a) Representations and Warranties. The representations and warranties of Buyer set forth in Article IV shall be true and correct as of the Closing Date with the same effect as though made on and as of the Closing Date (except to the extent expressly made as of a specified date, in which case as of such specified date), except where the failure to be so true and correct would not, individually or in the aggregate, reasonably be expected to prevent, materially impede or materially delay the consummation by Buyer of the Contemplated Transactions.

(b) Performance of Obligations of Seller. Buyer shall have performed and complied in all material respects with all of its covenants, agreements and obligations contained in this Agreement and required to be performed or complied with on or prior to the Closing Date. Seller shall have received a certificate signed on behalf of Buyer by an authorized executive officer of Buyer to such effect.
Section 6.4. Frustration of Closing Conditions. Neither Seller nor Buyer may rely on the failure of any condition set forth in Section 6.1, 6.2 or 6.3, as the case may be, to be satisfied if such failure was caused by such party’s failure to comply with the terms of this Agreement.
ARTICLE VII

TERMINATION
Section 7.1. Termination. This Agreement may be terminated at any time prior to the Closing:
(a) by the written consent of Buyer and Seller;
(b) by either Buyer or Seller, if:
(i) the Closing shall not have occurred on or before January 5, 2023 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available to any Party whose failure to perform and comply with any covenant, agreement or obligation contained in this Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date;
(ii) if any Legal Restraint having the effect of restraining, enjoining or otherwise preventing the consummation of the Contemplated Transaction shall be in effect and shall have become final and non-appealable;
(iii) if the Seller Stockholder Approval is not obtained at the Seller Stockholders’ Meeting duly convened (unless such Seller Stockholders’ Meeting has been adjourned, in which case at the final adjournment thereof); or
(iv) the other Party shall have breached or failed to perform any of its representations, warranties, covenants, agreements or obligations contained in this Agreement, and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.2(a) or 6.2(b) or in Section 6.3(a) or Section 6.3(b), as applicable, and (B) cannot be cured by the Outside Date or, if capable of being cured by the Outside Date, has not been cured prior to the date that is 15 days from the date that such other Party receives written notice of such breach or failure to perform; or
(c) by Buyer, in the event that a Seller Adverse Recommendation Change shall have occurred; provided that the right to terminate this Agreement under this Section 7.1(c) shall not be available after the Seller Stockholder Approval is obtained.
Section 7.2. Notice of Termination. In the event of termination of this Agreement by either or both of Buyer and Seller pursuant to Section 7.1, written notice of such termination shall be given by the terminating Party to the other Party specifying the provision hereof pursuant to which such termination is made.
Section 7.3. Effect of Termination.
(a) Notwithstanding anything to the contrary in this Agreement, in the event of termination of this Agreement by either or both of Buyer and Seller pursuant to Section 7.1, this Agreement shall terminate and become void and have no effect, and there shall be no liability or obligation on the part of any Party, other than the provisions of Section 5.5, Section 5.11, this Section 7.3 and Article VIII, which shall survive any such termination; provided that no such termination shall relieve any Party from liability for damages to another Party that accrue prior to such termination resulting from fraud or an intentional and knowing breach by a Party of any of its representations, warranties, covenants, agreements, obligations or undertakings set forth in this Agreement.
(b) Seller shall pay to Buyer (or its designated Affiliate) a fee of $1,040,000 (the “Termination Fee”) if:
(i) Buyer terminates this Agreement pursuant to Section 7.1(c); or

(ii) (A) this Agreement is terminated by (x) Buyer or Seller pursuant to Section 7.1(b)(i) or Section 7.1(b)(iii) or (y) Buyer pursuant to Section 7.1(b)(iv), (B) a Competing Proposal shall have been publicly made, proposed or communicated by a third party after the date of this Agreement and prior to such termination and (C) within 12 months of the date this Agreement is terminated, Seller enters into a definitive agreement with respect to a Specified Transaction or a Specified Transaction is consummated.
(c) Any Termination Fee due under this Section 7.3 shall be paid by wire transfer of same-day funds (x) in the case of clause (i) above, within two (2) Business Days following the date of termination of this Agreement and (y) in the case of clause (ii) above, within two (2) Business Days following the date of the first to occur of the events referred to in clause (ii)(C) above; it being understood that in no event shall Seller be required to pay or cause to be paid the Termination Fee on more than one occasion.
(d) Seller and Buyer acknowledge and agree that the agreements contained in Section 7.3(b) are an integral part of the Contemplated Transactions, and that, without these agreements, Buyer would not enter into this Agreement. Accordingly, if Seller fails promptly to pay the amount due pursuant to Section 7.3(b), and, in order to obtain such payment, Buyer commences an Action that results in an Order in its favor for such payment, Seller shall pay to Buyer its costs and expenses (including attorneys’ fees and expenses) in connection with such Action, together with interest on the amount of such payment from the date such payment was required to be made until the date of payment at the prime rate as published by The Wall Street Journal in effect on the date such payment was required to be made.
(e) In the event that this Agreement is terminated and the Termination Fee is paid to Buyer in circumstances for which such fee is payable pursuant to Section 7.3(b), payment of the Termination Fee shall be the sole and exclusive monetary damages remedy of Buyer and Buyer’s Subsidiaries and any of their respective former, current or future officers, directors, partners, shareholders, managers, members or Affiliates against Seller and its respective Subsidiaries and any of their respective former, current or future officers, directors, partners, shareholders, managers, members or Affiliates (collectively, “Seller Related Parties”) for any loss suffered as a result of the failure of the Contemplated Transactions to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount, none of the Seller Related Parties shall have any further monetary liability or obligation relating to or arising out of this Agreement or the Contemplated Transactions.
ARTICLE VIII

GENERAL PROVISIONS
Section 8.1. No Survival. None of the representations, warranties, covenants, agreements and obligations in this Agreement shall survive beyond the Closing; provided that this Section 8.1 shall not limit any covenant, agreement or obligation contained in this Agreement that by its terms applies in whole or in part after the Closing.
Section 8.2. Rules of Construction. The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and have together drafted this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.
Section 8.3. Notices. All notices, requests, claims, demands and other communications hereunder shall be given (and shall be deemed to have been duly given upon receipt) by hand delivery, by prepaid overnight courier (providing written proof of delivery), by electronic transmission or by certified or registered mail (return receipt requested and first class postage prepaid), addressed as follows (or at such other address for a Party as shall be specified by like notice):
if to Buyer, to:

Janssen Pharmaceutica NV
Turnhoutseweg 30
2340 Beerse
Belgium
Attention:	President

with copies (which shall not constitute notice) to:

Johnson & Johnson
Office of General Counsel
One Johnson & Johnson Plaza
New Brunswick, NJ 08933
Attention:	General Counsel

and

Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019

Attention:	Robert I. Townsend, III, Esq.
Sanjay Murti, Esq.

Email:	rtownsend@cravath.com
smurti@cravath.com

if to Seller, to:

Yumanity Therapeutics, Inc.
40 Guest Street, Suite 4410
Boston, MA 02135

Attention:	Devin Smith, Senior Vice President and General Counsel

Email:	dsmith@yumanity.com

with a copy (which shall not constitute notice) to:

Goodwin Procter LLP
100 Northern Avenue
Boston, Massachusetts 02210

Attention:	John T. Haggerty, Esq.
Jean A. Lee

Email:	jhaggerty@goodwinlaw.com
jeanlee@goodwinlaw.com
provided that any notice received at the addressee's location on any Business Day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day.
Section 8.4. Consents and Approvals. For any matter under this Agreement requiring the consent or approval of either Party to be valid and binding on the Party, such consent or approval must be in writing.
Section 8.5. Counterparts. This Agreement may be executed in one or more counterparts (including by electronic transmission), all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Party.

Section 8.6. Entire Agreement; No Third-Party Beneficiaries. This Agreement, the Confidentiality Agreement and the other Related Documents constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter of this Agreement, the Confidentiality Agreement and the other Related Documents. This Agreement is for the sole benefit of the Parties and is not intended to and does not confer upon any Person other than the Parties any legal or equitable rights or remedies.
Section 8.7. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of law or otherwise by either of the Parties without the prior written consent of the other Party, and any assignment without such consent shall be null and void, except that Buyer may assign any or all of its rights and obligations under this Agreement to any of its Affiliates without the consent of Seller.
Section 8.8. GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS THEREOF.
Section 8.9. Enforcement.
(a) Each Party irrevocably submits to the exclusive jurisdiction of (i) the state courts of New York located in New York County, and (ii) the United States District Court for the Southern District of New York, for the purposes of any suit, action or other proceeding arising out of this Agreement or the Contemplated Transactions. Each Party agrees to commence any such action, suit or proceeding either in the United States District Court for the Southern District of New York or if such suit, action or other proceeding may not be brought in such court for jurisdictional reasons, in the state courts of New York located in New York County. Each Party further agrees that service of any process, summons, notice or document by the U.S. registered mail to such Party’s respective address set forth above shall be effective service of process for any action, suit or proceeding in New York with respect to any matters to which it has submitted to jurisdiction in this Section 8.9. Each Party irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the Contemplated Transactions in (x) the state courts of New York located in New York County, and (y) the United States District Court for the Southern District of New York, and hereby and thereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.
(b) EACH PARTY WAIVES ITS RIGHT TO TRIAL OF ANY ISSUE BY JURY. Each Party (i) certifies that no representative, agent or attorney of the other Party has represented, expressly or otherwise, that such Party would not, in the event of any action, suit or proceeding, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other Party has been induced to enter into this Agreement, by, among other things, the mutual waiver and certifications in this Section 8.9(b).
(c) The Parties agree that irreparable damage would occur and that the Parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the state courts of New York located in New York County, and the United States District Court for the Southern District of New York, this being in addition to any other remedy to which they are entitled at law or in equity and as further set forth in this Section 8.9.
Section 8.10. Severability. If any term or other provision of this Agreement or any Related Document is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement or such Related Document shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement or such Related Document so as to effect the original intent of the Parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.
Section 8.11. Amendment; Waiver. No modification, amendment or waiver of any provision of this Agreement shall be effective unless it is in writing and signed by the Party against whom enforcement of any such modification, amendment or waiver is sought. No action taken pursuant to this Agreement, including any investigation by or on behalf of either Party, shall be deemed to constitute a waiver by the Party taking such action of compliance by the other Party with any representation, warranty, covenant, agreement or obligation contained herein. The waiver by either Party of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. Neither the failure of either Party to enforce, nor the delay of either Party in enforcing, any condition or part of this Agreement at any time shall be construed as a waiver of that condition or part or forfeit any rights to future enforcement thereof.
[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be signed by their respective officers hereunto duly authorized, all as of the date first written above.
SELLER:

YUMANITY THERAPEUTICS, INC.

By:	/s/ Richard Peters
Name: Richard Peters
Title: Chief Executive Officer
[Signature Page to Asset Purchase Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be signed by their respective officers hereunto duly authorized, all as of the date first written above.
BUYER:

JANSSEN PHARMACEUTICA NV

By:	/s/ Marc Vankerckhoven
Name: Marc Vankerckhoven
Title: Member Board of Directors Janssen Pharmaceutica NV

By:	/s/ Jan Van der Goten
Name: Jan Van der Goten
Title: Member Board of Directors Janssen Pharmaceutica NV
[Signature Page to Asset Purchase Agreement]

Annex F
OPINION LETTER OF NEEDHAM & COMPANY, LLC RELATED TO THE ASSET SALE

Needham & Company, LLC 250 Park Avenue, New York, NY 10177     (212) 371-8300
June 5, 2022
Board of Directors
Yumanity Therapeutics, Inc.
40 Guest Street, Suite 4410
Boston, MA 02135

Ladies and Gentlemen:
We understand that Yumanity Therapeutics, Inc. (the “Company”) and Janssen Pharmaceutica NV (“Buyer”) propose to enter into an Asset Purchase Agreement (the “Agreement”) whereby, upon the terms and subject to the conditions set forth in the Agreement, Buyer will purchase from the Company certain assets relating to the Company’s drug discovery programs, including the Company's intellectual property rights relating to its drug candidate YTX-7739 for the treatment of Parkinson’s disease, as more particularly described in the Agreement (the “Purchased Assets”) and assume certain liabilities of the Company described in the Agreement (the “Transaction”) for a purchase price (the “Consideration”) of $26,000,000 in cash. The terms and conditions of the Transaction will be set forth more fully in the Agreement.
You have asked us to advise you as to the fairness, from a financial point of view, to the Company of the Consideration to be received by the Company pursuant to the Agreement.
For purposes of this opinion we have, among other things: (i) reviewed an execution version of the Agreement dated June 5, 2022; (ii) reviewed certain publicly available information concerning the Purchased Assets and certain other relevant financial and operating data relating to the Purchased Assets furnished to us by the Company; (iii) held discussions with members of management of the Company concerning the current operations with respect to, and future business prospects for, the Purchased Assets; (iv) reviewed certain financial forecasts with respect to the Purchased Assets prepared by the management of the Company and held discussions with members of such management concerning those forecasts; (v) reviewed certain publicly available financial data of companies whose securities are traded in the public markets and that we deemed generally relevant; (vi) reviewed the financial terms of certain asset sale transactions that we deemed generally relevant; and (vii) reviewed such other financial studies and analyses and considered such other matters as we have deemed appropriate. In addition, we have held discussions with members of the Company’s management concerning the Company’s views as to: the liquidity position of the Company and its ability to further develop the Purchased Assets, the Company’s ability to raise additional financing to develop the Purchased Assets on terms acceptable to it, the potential adverse effects on the Company’s business, assets, liabilities, operations and prospects and to the Company’s stockholders that the Company believes would occur if the Company were not to enter into the Agreement, and the Company’s concurrently proposed merger with Kineta, Inc. (the “Merger”).
F-1

Board of Directors
Yumanity Therapeutics, Inc.
June 5, 2022

Needham & Company, LLC
In connection with our review and in arriving at our opinion, we have assumed and relied on the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by us for purposes of this opinion and have neither attempted to verify independently nor assumed responsibility for verifying any of such information. We have assumed the accuracy of the representations and warranties contained in the Agreement and all agreements related thereto. In addition, we have assumed, with your consent, that the Transaction will be consummated upon the terms and subject to the conditions set forth in the execution version of the Agreement dated June 5, 2022 without waiver, modification or amendment of any material term, condition or agreement thereof and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, Buyer, the Purchased Assets or the contemplated benefits of the Transaction. With respect to the financial forecasts with respect to the Purchased Assets provided to us by the management of the Company, we have assumed, with your consent and based upon discussions with such management, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of such management, at the time of preparation, of the future operating and financial performance of the Purchased Assets and that the adjustments made by the management of the Company with respect to such forecasts are reasonable. We express no opinion with respect to any of such forecasts (including such adjustments) or the assumptions on which they were based.
We have not assumed any responsibility for or made or obtained any independent evaluation, appraisal or physical inspection of the assets or liabilities of the Company, Buyer or the Purchased Assets nor have we evaluated the solvency or fair value of any of the Company, Buyer or the Purchased Assets under any state or federal laws relating to bankruptcy, insolvency or similar matters. Further, our opinion is based on economic, monetary and market conditions as they exist and can be evaluated as of the date hereof and we assume no responsibility to update or revise our opinion based upon circumstances and events occurring after the date hereof. Our opinion as expressed herein is limited to the fairness, from a financial point of view, to the Company of the Consideration to be received by the Company pursuant to the Agreement and we express no opinion as to the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any class of securities, creditors or other constituencies of the Company, or as to the Company’s underlying business decision to engage in the Transaction or the relative merits of the Transaction as compared to other business strategies that might be available to the Company. We were not requested to, and did not, provide independent financial advice to you or the Company during the course of negotiations between the Company and Buyer or participate in the negotiation or structuring of the Transaction. We express no opinion with respect to the amount or nature or any other aspect of any compensation paid or payable to or received or to be received by any officers, directors or employees of any party to the Transaction, or any class of such persons, relative to the Consideration to be received by the Company pursuant to the Agreement or with respect to the fairness of any such compensation. In addition, we express no opinion herein with respect to the Merger, which is the subject a separate letter to you and our views expressed therein are subject to the various assumptions, qualifications and limitations set forth in such letter. Our opinion does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote or act with respect to any matter relating to the Transaction. We are also not expressing any opinion as to the value of the Company’s common stock or the prices at which of the Company’s common stock will trade at any time.
F-2

Board of Directors
Yumanity Therapeutics, Inc.
June 5, 2022

Needham & Company, LLC
We have been engaged by the Company as financial advisor in connection with the Transaction to render this opinion, and will receive a fee for our services that is not contingent on the consummation of the Transaction. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our role as financial advisor and our rendering of this opinion and to reimburse us for certain of our out-of-pocket expenses. In the past two years, we have not provided investment banking or financial advisory services to the Company unrelated to our current engagement with respect to the Transaction and the Merger for which we have received or are entitled to receive compensation. We have not in the past two years provided any investment banking or financial advisory services to Buyer for which we have received or are entitled to receive compensation. We may in the future provide investment banking and financial advisory services to the Company, Buyer and their respective affiliates unrelated to the Transaction or the Merger, for which services we would expect to receive compensation. In the ordinary course of our business, we may actively trade the equity securities of the Company and the parent of Buyer for our own account or for the accounts of customers or affiliates and, accordingly, may at any time hold a long or short position in such securities.
This letter and the opinion expressed herein are provided at the request and for the information of the Board of Directors of the Company and may not be disclosed publicly, quoted or referred to or used for any other purpose without our prior written consent, except that this letter may be disclosed in connection with any proxy statement or information statement used by the Company in connection with the Transaction provided that this letter is quoted in full in such proxy statement or information statement. This opinion has been approved by a fairness committee of Needham & Company, LLC.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the Company in the Transaction pursuant to the Agreement is fair to the Company from a financial point of view.
Very truly yours,

/s/ Needham & Company, LLC
Needham & Company, LLC
F-3

Annex G
KINETA, INC.

2022 EQUITY INCENTIVE PLAN

Effective [•]
1. Purposes of the Plan. The purposes of this Plan are (a) to attract and retain the best available personnel to ensure the Company’s success and accomplish the Company’s goals; (b) to incentivize Employees, Directors and Independent Contractors with long-term equity-based compensation to align their interests with the Company’s stockholders, and (c) to promote the success of the Company’s business.
The Plan permits the grant of Incentive Stock Options, Nonstatutory Stock Options, Restricted Stock, Restricted Stock Units, Stock Appreciation Rights, Performance Units and Performance Shares.
2. Definitions. As used herein, the following definitions will apply:
(a) “Administrator” means the Board or any of its Committees as will be administering the Plan, in accordance with Section 4 of the Plan.
(b) “Affiliate” means (i) an entity other than a Subsidiary which, together with the Company, is under common control of a third person or entity and (ii) an entity other than a Subsidiary in which the Company and/or one or more Subsidiaries own a controlling interest.
(c) “Applicable Laws” means all applicable laws, rules, regulations and requirements, including, but not limited to, all applicable U.S. federal or state laws, rules and regulations, the rules and regulations of any stock exchange or quotation system on which the Common Stock is listed or quoted, and the applicable laws, rules and regulations of any other country or jurisdiction where Awards are, or will be, granted under the Plan or Participants reside or provide services to the Company or any Parent or Subsidiary of the Company, as such laws, rules, and regulations shall be in effect from time to time.
(d) “Award” means, individually or collectively, a grant under the Plan of Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Units or Performance Shares.
(e) “Award Agreement” means the written or electronic agreement setting forth the terms and provisions applicable to each Award granted under the Plan. The Award Agreement is subject to the terms and conditions of the Plan.
(f) “Board” means the Board of Directors of the Company.
(g) “Cause” means, with respect to the termination of a Participant’s status as a Service Provider, except as otherwise defined in an Award Agreement, (i) in the case where there is no employment agreement, consulting agreement, change in control agreement or similar agreement in effect between the Company or an Affiliate of the Company and the Participant at the time of the grant of the Award (or where there is such an agreement but it does not define “cause” (or words of like import) or where it only applies upon the occurrence of a change in control and one has not yet taken place): (A) any material breach by Participant of any material written agreement between Participant and the Company; (B) any failure by Participant to comply with the Company’s material written policies or rules as they may be in effect from time to time; (C) neglect or persistent unsatisfactory performance of Participant’s duties; (D) Participant’s repeated failure to follow reasonable and lawful instructions from the Board or Chief Executive Officer; (E) Participant’s indictment for, conviction of, or plea of guilty or nolo contendere to, any felony or crime that results in, or is reasonably expected to result in, a material adverse effect on the business or reputation of the Company; (F) Participant’s commission of or participation in an act of fraud against the Company; (G) Participant’s intentional material damage to the Company’s business, property or reputation; or (H) Participant’s unauthorized use or disclosure of any proprietary information or trade secrets of the Company or any other party to whom the Participant owes an obligation of nondisclosure as a result of his or her relationship with the Company; or (ii) in the case where there is an employment agreement, consulting agreement, change in control agreement or similar agreement in effect between the Company or an Affiliate and the Participant at the time of the grant of the Award that defines “cause” (or words of like import), “cause” as defined under such agreement; provided, however, that with regard to any agreement under which the definition of “cause” only applies on occurrence of a change in control, such definition of “cause” shall not apply until a change in control actually takes place and then only with regard to a termination thereafter. For purposes of clarity, a termination without “Cause” does not include any termination that occurs solely as a result of Participant’s death or Disability. The determination as to whether a Participant’s status as a Service Provider for purposes of the Plan has been terminated for Cause shall be made in good faith by the Company and shall be final and binding on the Participant. The foregoing definition does not in any way limit the Company’s ability (or that of any Parent or Subsidiary or any successor thereto, as appropriate) to terminate a Participant’s employment or consulting relationship at any time, subject to Applicable Laws.
(h) “Change in Control” except as may otherwise be provided in an Award Agreement or other applicable agreement, means the occurrence of any of the following:
(i) The consummation of a merger or consolidation of the Company with or into another entity or any other corporate reorganization, if the Company’s stockholders immediately prior to such merger, consolidation or reorganization cease to directly or indirectly own immediately after such merger, consolidation or reorganization at least a majority of the combined voting power of the continuing or surviving entity’s securities outstanding immediately after such merger, consolidation or reorganization;
(ii) The consummation of the sale, transfer or other disposition of all or substantially all of the Company’s assets (other than (x) to a corporation or other entity of which at least a majority of its combined voting power is owned directly or indirectly by the Company, (y) to a corporation or other entity owned directly or indirectly by the shareholders of the Company in substantially the same proportions as their ownership of Common Stock or (z) to a continuing or surviving entity described in Section 2(h)(i) in connection with a merger, consolidation or reorganization which does not result in a Change in Control under Section 2(h)(i));
(iii) A change in the effective control of the Company which occurs on the date that a majority of members of the Board is replaced during any twelve (12) month period by Directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election; or
(iv) The consummation of any transaction as a result of which any Person becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing at least fifty percent (50%) of the total voting power represented by the Company’s then outstanding voting securities. For purposes of this Section 2(h), the term “Person” shall have the same meaning as when used in Sections 13(d) and 14(d) of the Exchange Act but shall exclude:
(1) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or an affiliate of the Company;
(2) a corporation or other entity owned directly or indirectly by the stockholders of the Company in substantially the same proportions as their ownership of Common Stock;
(3) the Company; and
(4) a corporation or other entity of which at least a majority of its combined voting power is owned directly or indirectly by the Company.
A transaction shall not constitute a Change in Control if its sole purpose is to change the state of the Company’s incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company’s securities immediately before such transactions. In addition, if any Person (as defined above) is considered to be in effective control of the Company, the acquisition of additional control of the Company by the same Person will not be considered to cause a Change in Control. If required for compliance with Code Section 409A, in no event will a Change in Control be deemed to have occurred if such transaction is not also a “change in the ownership or effective control of” the Company or “a change in the ownership of a substantial portion of the assets of” the Company as determined under Treasury Regulation Section 1.409A-3(i)(5) (without regard to any alternative definition thereunder).

(i) “Code” means the Internal Revenue Code of 1986, as amended. Reference to a specific section of the Code or regulation thereunder shall include such section or regulation, any valid regulation promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.
(j) “Code Section 409A” means Code Section 409A, as amended from time to time, including the guidance and regulations promulgated thereunder and successor provisions, guidance and regulations thereto.
(k) “Committee” means a committee of Directors or of other individuals satisfying Applicable Laws appointed by the Board in accordance with Section 4 hereof.
(l) “Common Stock” means the common stock of the Company.
(m) “Company” means Kineta, Inc. (f/k/a, Yumanity Therpaeutics, Inc.), a Delaware corporation, or any successor thereto.
(n) “Director” means a member of the Board.
(o) “Disability” means total and permanent disability as defined in Section 22(e)(3) of the Code, provided that in the case of Awards other than Incentive Stock Options, the Administrator in its discretion may determine whether a permanent and total disability exists in accordance with uniform and non-discriminatory standards adopted by the Administrator from time to time.
(p) “Effective Date” means the closing date of the transactions contemplated by that certain Agreement and Plan of Merger, dated as of June 5, 2022, by and among the Company, Yacht Merger Sub, Inc., a Washington corporation and wholly owned subsidiary of the Company, and Kineta, Inc., a Washington corporation.
(q) “Employee” means any person, including Officers and Directors, employed by the Company or any Parent or Subsidiary of the Company. Neither service as a Director nor payment of a director’s fee by the Company will be sufficient to constitute “employment” by the Company.
(r) “Exchange Act” means the Securities Exchange Act of 1934, as amended.
(s) “Exchange Program” means a program under which outstanding Awards are amended to provide for a lower exercise price or surrendered or cancelled in exchange for (i) Awards with a lower exercise price, (ii) a different type of Award or awards under a different equity incentive plan, (iii) cash, or (iv) a combination of (i), (ii) and/or (iii). Notwithstanding the preceding, the term Exchange Program does not include (A) any action described in Section 14 or any action taken in connection with a Change in Control transaction nor (B) any transfer or other disposition permitted under Section 13. For the purpose of clarity, each of the actions described in the prior sentence, none of which constitute an Exchange Program, may be undertaken (or authorized) by the Administrator in its sole discretion without approval by the Company’s stockholders.
(t)  “Fair Market Value” means, as of any date, the value of Common Stock determined as follows:
(i) If the Common Stock is listed on any established stock exchange or a national market system, its Fair Market Value will be the closing sales price for such stock as quoted on such exchange or system on the day of determination, as reported in such source as the Administrator deems reliable (or the closing price on the most recent prior trading day, if no sales were reported on the day of determination);
(ii) If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a Share will be the mean between the high bid and low asked prices for the Common Stock on the day of determination, as reported in such source as the Administrator deems reliable; or
(iii) In the absence of an established market for the Common Stock, the Fair Market Value will be determined in good faith by the Administrator in compliance with Applicable Laws and regulations and in a manner that complies with Code Section 409A.
(u) “Fiscal Year” means the fiscal year of the Company.
(v) “Incentive Stock Option” means an Option that by its terms qualifies and is intended to qualify as an incentive stock option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

(w) “Independent Contractor” means any person, including an advisor, consultant or agent, engaged by the Company or a Parent or Subsidiary to render services to such entity or who renders, or has rendered, services to the Company, or any Parent, Subsidiary or Affiliate and is compensated for such services, in each case, other than an Employee.
(x) “Inside Director” means a Director who is an Employee.
(y) “Nonstatutory Stock Option” means an Option that by its terms does not qualify or is not intended to qualify as an Incentive Stock Option.
(z) “Officer” means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.
(aa) “Option” means a stock option granted pursuant to the Plan.
(bb) “Outside Director” means a Director who is not an Employee.
(cc) “Parent” means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company if each of the corporations other than the Company owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. A corporation that attains the status of a Parent on a date after the adoption of the Plan shall be considered a Parent commencing as of such date.
(dd) “Participant” means the holder of an outstanding Award.
(ee) “Performance Goal” means a formula or standard determined by the Administrator with respect to each Performance Period based on one or more of the following criteria and any adjustment(s) thereto established by the Administrator: (1) sales or non-sales revenue; (2) return on revenues; (3) operating income; (4) income or earnings including operating income; (5) income or earnings before or after taxes, interest, depreciation and/or amortization; (6) income or earnings from continuing operations; (7) net income; (8) pre-tax income or after-tax income; (9) net income excluding amortization of intangible assets, depreciation and impairment of goodwill and intangible assets and/or excluding charges attributable to the adoption of new accounting pronouncements; (10) raising of financing or fundraising; (11) project financing; (12) revenue backlog; (13) gross margin; (14) operating margin or profit margin; (15) capital expenditures, cost targets, reductions and savings and expense management; (16) return on assets (gross or net), return on investment, return on capital, or return on stockholder equity; (17) cash flow, free cash flow, cash flow return on investment (discounted or otherwise), net cash provided by operations, or cash flow in excess of cost of capital; (18) performance warranty and/or guarantee claims; (19) stock price or total stockholder return; (20) earnings or book value per share (basic or diluted); (21) economic value created; (22) pre-tax profit or after-tax profit; (23) strategic business criteria, consisting of one or more objectives based on meeting specified market penetration or market share, completion of strategic agreements such as licenses, joint ventures, acquisitions, and the like, geographic business expansion, objective customer satisfaction or information technology goals, intellectual property asset metrics; (24) objective goals relating to divestitures, joint ventures, mergers, acquisitions and similar transactions; (25) objective goals relating to staff management, results from staff attitude and/or opinion surveys, staff satisfaction scores, staff safety, staff accident and/or injury rates, compliance, headcount, performance management, completion of critical staff training initiatives; (26) objective goals relating to projects, including project completion, timing and/or achievement of milestones, project budget, technical progress against work plans; and (27) enterprise resource planning. Awards issued to Participants may take into account other criteria (including subjective criteria). Performance Goals may differ from Participant to Participant, Performance Period to Performance Period and from Award to Award. Any criteria used may be measured, as applicable, (i) in absolute terms, (ii) in relative terms (including, but not limited to, any increase (or decrease) over the passage of time and/or any measurement against other companies or financial or business or stock index metrics particular to the Company), (iii) on a per share and/or share per capita basis, (iv) against the performance of the Company as a whole or against any affiliate(s), or a particular segment(s), a business unit(s) or a product(s) of the Company or individual project company, (v) on a pre-tax or after-tax basis, and/or (vi) using an actual foreign exchange rate or on a foreign exchange neutral basis.
(ff) “Performance Period” means the time period during which the Performance Goals or other vesting provisions must be satisfied for Performance Shares or Performance Units.

(gg) “Performance Share” means an Award denominated in Shares which may be earned in whole or in part upon attainment of Performance Goals or other vesting criteria as the Administrator may determine pursuant to Section 10.
(hh) “Performance Unit” means an Award which may be earned in whole or in part upon attainment of Performance Goals or other vesting criteria as the Administrator may determine and which may be settled for cash, Shares or other securities or a combination of the foregoing pursuant to Section 10.
(ii) “Period of Restriction” means the period during which the transfer of Shares of Restricted Stock are subject to restrictions and therefore, the Shares are subject to a substantial risk of forfeiture. Such restrictions may be based on the passage of time, the achievement of target levels of performance, or the occurrence of other events as determined by the Administrator.
(jj) “Plan” means this 2022 Equity Incentive Plan.
(kk) “Restricted Stock” means Shares issued pursuant to a Restricted Stock award under Section 7 of the Plan.
(ll) “Restricted Stock Unit” means a bookkeeping entry representing an amount equal to the Fair Market Value of one Share, granted pursuant to Section 8. Each Restricted Stock Unit represents an unfunded and unsecured obligation of the Company.
(mm) “Rule 16b-3” means Rule 16b-3 of the Exchange Act or any successor to Rule 16b-3, as in effect when discretion is being exercised with respect to the Plan.
(nn) “Section 16(b)” means Section 16(b) of the Exchange Act.
(oo) “Service Provider” means an Employee, Director or Independent Contractor.
(pp) “Share” means a share of the Common Stock, as adjusted in accordance with Section 14 of the Plan.
(qq) “Share Reserve” means the number of Shares available for issuance under the Plan from time to time.
(rr) “Stock Appreciation Right” means an Award, granted alone or in connection with an Option, that pursuant to Section 9 is designated as a Stock Appreciation Right.
(ss) “Subsidiary” means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if each of the corporations other than the last corporation in the unbroken chain owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. A corporation that attains the status of a Subsidiary on a date after the adoption of the Plan shall be considered a Subsidiary commencing as of such date.
(tt) “Tax-Related Items” means income tax, social insurance or other social contributions, national insurance, social security, payroll tax, fringe benefits tax, payment on account or other tax-related items.
3. Stock Subject to the Plan.
(a) Stock Subject to the Plan. Subject to the provisions of Section 14 of the Plan, the maximum aggregate number of Shares that may be issued under the Plan shall be [•]1 Shares. The Shares may be authorized, but unissued, or reacquired Common Stock. Notwithstanding the foregoing, subject to the provisions of Section 14 below, in no event shall the maximum aggregate number of Shares that may be issued under the Plan pursuant to Incentive Stock Options exceed the number set forth in this Section 3(a) plus, to the extent allowable under Section 422 of the Code and the regulations promulgated thereunder, any Shares that again become available for issuance pursuant to Sections 3(b).
(b) Automatic Share Reserve Increase. The Share Reserve will be automatically increased on the first day of each Fiscal Year beginning with the 2023 Fiscal Year and ending on (and including) the first day of the 2032 Fiscal Year, in an amount equal to the lesser of (i) [•] shares and (ii) four percent (4%) of the outstanding Shares on the last day of the immediately preceding Fiscal Year. Notwithstanding the foregoing, the Board may
[1]	To equal 15% of fully diluted capital following the consummation of the transactions contemplated by the Merger Agreement.

act on or prior to the first day of a given Fiscal Year to provide that there will be no increase in the Share Reserve for such Fiscal Year or that the increase in the Share Reserve for such Fiscal Year will be a lesser number of Shares than would otherwise occur pursuant to the preceding sentence.
(c) Lapsed Awards. To the extent an Award should expire or be forfeited or become unexercisable for any reason without having been exercised in full, the unissued Shares that were subject thereto shall, unless the Plan shall have been terminated, continue to be available under the Plan for issuance pursuant to future Awards. In addition, any Shares which are retained by the Company upon exercise of an Award in order to satisfy the exercise or purchase price for such Award or any withholding taxes due with respect to such Award shall be treated as not issued and shall continue to be available under the Plan for issuance pursuant to future Awards. Shares issued under the Plan and later forfeited to the Company due to the failure to vest or repurchased by the Company at the original purchase price paid to the Company for the Shares (including, without limitation, upon forfeiture to or repurchase by the Company in connection with a Participant ceasing to be a Service Provider) shall again be available for future grant under the Plan. To the extent an Award is paid out in cash rather than shares, such cash payment will not result in reducing the number of shares available for issuance under the Plan.
(d) Assumption or Substitution of Awards by the Company. The Administrator, from time to time, may determine to substitute or assume outstanding awards granted by another company, whether in connection with an acquisition, merger or consolidation of such other company or otherwise, by either: (i) assuming such award under this Plan or (ii) granting an Award under this Plan in substitution of such other company’s award. Such assumption or substitution will be permissible if the holder of the substituted or assumed award would have been eligible to be granted an Award under this Plan if the other company had applied the rules of this Plan to such grant. In the event the Administrator elects to assume an award granted by another company, subject to the requirements of Section 409A of the Code, the purchase price or the exercise price, as the case may be, and the number and nature of Shares issuable upon exercise or settlement of any such Award will be adjusted appropriately. In the event the Administrator elects to grant a new Option in substitution rather than assuming an existing option, such new Option may be granted with a similarly adjusted exercise price. Any awards that are assumed or substituted under this Plan shall not reduce the number of Shares authorized for grant under the Plan or authorized for grant to a Participant in any Fiscal Year.
4. Administration of the Plan.
(a) Procedure.
(i) Multiple Administrative Bodies. Different Committees with respect to different groups of Service Providers may administer the Plan, as may be determined from time to time by the Board.
(ii) Rule 16b-3. To the extent determined desirable by the Board to qualify transactions hereunder as exempt under Rule 16b-3, the transactions contemplated hereunder will be structured to satisfy the requirements for exemption under Rule 16b-3.
(iii) Other Administration. Other than as provided above, the Plan will be administered by the Board or, to the extent determined by the Board, a Committee, which committee will be constituted to satisfy Applicable Laws.
(b) Powers of the Administrator. Subject to the provisions of the Plan, the Administrator will have the authority, in its discretion:
(i) to determine the Fair Market Value in accordance with Section 2(c);
(ii) to select the Service Providers to whom Awards may be granted hereunder;
(iii) to determine the number of Shares to be covered by each Award granted hereunder;
(iv) to approve forms of Award Agreements for use under the Plan;
(v) to determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder; such terms and conditions include, but are not limited to, the exercise price, the time or times when Awards may be exercised (which may be based on performance criteria), any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any Award or the Shares relating thereto, based in each case on such factors as the Administrator will determine;

(vi) to institute and determine the terms and conditions of an Exchange Program; provided, however, that the Administrator shall not implement an Exchange Program without the approval of the holders of a majority of the Shares that are present in person or by proxy and entitled to vote at any annual or special meeting of the Company’s stockholders;
(vii) to construe and interpret the terms of the Plan and Awards granted pursuant to the Plan;
(viii) to prescribe, amend and rescind rules and regulations relating to the Plan, including rules and regulations established for the purpose of satisfying applicable non-U.S. laws, for qualifying for favorable tax treatment under applicable non-U.S. laws or facilitating compliance with non-U.S. laws (sub-plans may be created for any of these purposes);
(ix) to modify or amend each Award (subject to Section 21 of the Plan), including but not limited to the discretionary authority to extend the post-termination exercisability period of Awards, to accelerate vesting and to extend the maximum term of an Option (subject to Section 6(b) of the Plan regarding Incentive Stock Options);
(x) to allow Participants to satisfy tax withholding obligations in such manner as prescribed in Section 15 of the Plan;
(xi) to authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously granted by the Administrator;
(xii) to allow a Participant to defer the receipt of the payment of cash or the delivery of Shares that would otherwise be due to such Participant under an Award; and
(xiii) to make all other determinations deemed necessary or advisable for administering the Plan.
(c) Effect of Administrator’s Decision. The Administrator’s decisions, determinations and interpretations will be final and binding on all Participants and any other holders of Awards.
(d) Delegation by the Administrator. To the extent permitted by Applicable Laws, the Administrator, in its sole discretion and on such terms and conditions as it may provide, may delegate all or any part of its authority and powers under the Plan to one or more Directors or officers of the Company.
5. Award Eligibility. Nonstatutory Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Shares and Performance Units may be granted to Service Providers. Incentive Stock Options may be granted only to Employees.
6. Stock Options.
(a) Limitations. Each Option will be designated in the Award Agreement as either an Incentive Stock Option or a Nonstatutory Stock Option. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of the Shares with respect to which Incentive Stock Options are exercisable for the first time by the Participant during any calendar year (under all plans of the Company and any Parent or Subsidiary) exceeds one hundred thousand dollars ($100,000), such Options will be treated as Nonstatutory Stock Options. For purposes of this Section 6(a), Incentive Stock Options will be taken into account in the order in which they were granted. The Fair Market Value of the Shares will be determined as of the date the Option with respect to such Shares is granted. With respect to the Committee’s authority in Section 4(b)(ix), if, at the time of any such extension, the exercise price per Share of the Option is less than the Fair Market Value of a Share, the extension shall, unless otherwise determined by the Committee, be limited to the earlier of (1) the maximum term of the Option as set by its original terms, or (2) ten (10) years from the grant date. Unless otherwise determined by the Committee, any extension of the term of an Option pursuant to Section 4(b)(ix) shall comply with Code Section 409A to the extent necessary to avoid taxation thereunder.
(b) Term of Option. The term of each Option will be stated in the Award Agreement. In the case of an Incentive Stock Option, the term will be ten (10) years from the date of grant or such shorter term as may be provided in the Award Agreement. Moreover, in the case of an Incentive Stock Option granted to a Participant who, at the time the Incentive Stock Option is granted, owns stock representing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any Parent or Subsidiary, the term of the Incentive Stock Option will be five (5) years from the date of grant or such shorter term as may be provided in the Award Agreement.

(c) Option Exercise Price and Consideration.
(i) Exercise Price. The per share exercise price for the Shares to be issued pursuant to exercise of an Option will be determined by the Administrator, subject to the following:
(1) In the case of an Incentive Stock Option
(A) granted to an Employee who, at the time the Incentive Stock Option is granted, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the per Share exercise price will be no less than one hundred ten percent (110%) of the Fair Market Value per Share on the date of grant.
(B) granted to any Employee other than an Employee described in paragraph (A) immediately above, the per Share exercise price will be no less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant.
(2) In the case of a Nonstatutory Stock Option, the per Share exercise price will be no less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant.
(3) Notwithstanding the foregoing, Options may be granted with a per Share exercise price of less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code.
(ii) Waiting Period and Exercise Dates. At the time an Option is granted, the Administrator will fix the period within which the Option may be exercised and will determine any conditions that must be satisfied before the Option may be exercised.
(iii) Form of Consideration. The Administrator will determine the acceptable form of consideration for exercising an Option, including the method of payment. In the case of an Incentive Stock Option, the Administrator will determine the acceptable form of consideration at the time of grant. Such consideration for both types of Options may consist entirely of: (1) cash; (2) check; (3) promissory note (to the extent permitted by Applicable Laws and the Administrator); (4) other Shares, provided that such Shares have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which such Option will be exercised and provided that accepting such Shares will not result in any adverse accounting consequences to the Company, as the Administrator determines in its sole discretion; (5) consideration received by the Company under a broker-assisted (or other) cashless exercise program (whether through a broker or otherwise) implemented by the Company in connection with the Plan; (6) by net exercise; (7) such other consideration and method of payment for the issuance of Shares to the extent permitted by Applicable Laws; or (8) any combination of the foregoing methods of payment.
(d) Exercise of Option.
(i) Procedure for Exercise; Rights as a Stockholder. Any Option granted hereunder will be exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Administrator and set forth in the Award Agreement. An Option may not be exercised for a fraction of a Share.
An Option will be deemed exercised when the Company receives: (i) a notice of exercise (in such form as the Administrator may specify from time to time) from the person entitled to exercise the Option, and (ii) full payment for the Shares with respect to which the Option is exercised (together with full payment of any applicable taxes or other amounts required to be withheld or deducted with respect to the Option). Full payment may consist of any consideration and method of payment authorized by the Administrator and permitted by the Award Agreement and the Plan. Shares issued upon exercise of an Option will be issued in the name of the Participant or, if requested by the Participant, in the name of the Participant and his or her spouse. Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a stockholder will exist with respect to the Shares subject to an Option, notwithstanding the exercise of the Option. The Company will issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 14 of the Plan.

(ii) Termination of Relationship as a Service Provider. If a Participant ceases to be a Service Provider, other than upon the Participant’s termination as the result of the Participant’s death, Disability or Cause, the Participant may exercise his or her Option within such period of time as is specified in the Award Agreement to the extent that the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Option will remain exercisable for three (3) months following the Participant’s termination. Unless otherwise provided by the Administrator, if on the date of termination the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the Plan. If after termination the Participant does not exercise his or her Option within the time specified by the Administrator, the Option will terminate, and the Shares covered by such Option will revert to the Plan.
(iii) Disability of Participant. If a Participant ceases to be a Service Provider as a result of the Participant’s Disability, the Participant may exercise his or her Option within such period of time as is specified in the Award Agreement to the extent the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Option will remain exercisable for twelve (12) months following the Participant’s termination as a result of the Participant’s Disability. Unless otherwise provided by the Administrator, if on the date of termination the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the Plan. If after termination the Participant does not exercise his or her Option within the time specified herein, the Option will terminate, and the Shares covered by such Option will revert to the Plan.
(iv) Death of Participant. If a Participant dies while a Service Provider, the Option may be exercised following the Participant’s death within such period of time as is specified in the Award Agreement to the extent that the Option is vested on the date of death (but in no event may the Option be exercised later than the expiration of the term of such Option as set forth in the Award Agreement), by the Participant’s designated beneficiary, provided such beneficiary has been designated prior to Participant’s death in a form acceptable to the Administrator. If no such beneficiary has been designated by the Participant, then such Option may be exercised by the personal representative of the Participant’s estate or by the person(s) to whom the Option is transferred pursuant to the Participant’s will or in accordance with the laws of descent and distribution. In the absence of a specified time in the Award Agreement, the Option will remain exercisable for twelve (12) months following the Participant’s death. Unless otherwise provided by the Administrator, if on the date of termination the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the Plan. If the Option is not so exercised within the time specified herein, the Option will terminate, and the Shares covered by such Option will revert to the Plan.
(v) Termination for Cause. If a Participant ceases to be a Service Provider as a result of being terminated for Cause, any outstanding Option (including any vested portion thereof) held by such Participant shall immediately terminate in its entirety upon the Participant being first notified of his or her termination for Cause and the Participant will be prohibited from exercising his or her Option from and after the date of such termination. All the Participant’s rights under any Option, including the right to exercise the Option, may be suspended pending an investigation of whether Participant will be terminated for Cause.
7. Restricted Stock.
(a) Grant of Restricted Stock. Subject to the terms and provisions of the Plan, the Administrator, at any time and from time to time, may grant Shares of Restricted Stock to Service Providers in such amounts as the Administrator, in its sole discretion, will determine.
(b) Restricted Stock Agreement. Each Award of Restricted Stock will be evidenced by an Award Agreement that will specify the Period of Restriction, the number of Shares granted, and such other terms and conditions as the Administrator, in its sole discretion, will determine. Unless the Administrator determines otherwise, the Company as escrow agent will hold Shares of Restricted Stock until the restrictions on such Shares have lapsed.

(c) Transferability. Except as provided in this Section 7 or the Award Agreement, Shares of Restricted Stock may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of the applicable Period of Restriction.
(d) Other Restrictions. The Administrator, in its sole discretion, may impose such other restrictions on Shares of Restricted Stock as it may deem advisable or appropriate.
(e) Removal of Restrictions. Except as otherwise provided in this Section 7, Shares of Restricted Stock covered by each Restricted Stock grant made under the Plan will be released from escrow as soon as practicable after the last day of the Period of Restriction or at such other time as the Administrator may determine. The Administrator, in its discretion, may accelerate the time at which any restrictions will lapse or be removed.
(f) Voting Rights. During the Period of Restriction, Service Providers holding Shares of Restricted Stock granted hereunder may exercise full voting rights with respect to those Shares, unless the Administrator determines otherwise.
(g) Dividends and Other Distributions. During the Period of Restriction, any dividends or distributions paid with respect to Shares of Restricted Stock will be subject to the same restrictions, including without limitation restrictions on transferability and forfeitability, as the Shares of Restricted Stock with respect to which they were paid.
(h) Return of Restricted Stock to Company. On the date set forth in the Award Agreement, the Restricted Stock for which restrictions have not lapsed will be cancelled and returned as unissued shares to the Company and again will become available for grant under the Plan.
8. Restricted Stock Units.
(a) Grant. Restricted Stock Units may be granted at any time and from time to time as determined by the Administrator. After the Administrator determines that it will grant Restricted Stock Units under the Plan, it will advise the Participant in an Award Agreement of the terms, conditions, and restrictions (if any) related to the grant, including the number of Restricted Stock Units.
(b) Vesting Criteria and Other Terms. The Administrator will set vesting criteria in its discretion, which, depending on the extent to which the criteria are met, will determine the number of Restricted Stock Units that will be paid out to the Participant. The Administrator may set vesting criteria based upon the achievement of Company-wide, business unit, or individual goals (including, but not limited to, continued employment), or any other basis (including the passage of time) determined by the Administrator in its discretion.
(c) Earning Restricted Stock Units. Upon meeting the applicable vesting criteria, the Participant will be entitled to receive a payout as determined by the Administrator. Notwithstanding the foregoing, at any time after the grant of Restricted Stock Units, the Administrator, in its sole discretion, may reduce or waive any vesting criteria that must be met to receive a payout.
(d) Dividend Equivalents. The Administrator may, in its sole discretion, award dividend equivalents in connection with the grant of Restricted Stock Units that may be settled in cash, in Shares of equivalent value, or in some combination thereof. Any such dividend equivalents awarded with respect to Restricted Stock Units will be subject to the same restrictions, including without limitation restrictions on transferability and forfeitability, as the Restricted Stock Units with respect to which they were paid.
(e) Form and Timing of Payment. Payment of earned Restricted Stock Units will be made upon the date(s) determined by the Administrator and set forth in the Award Agreement, which shall specify whether earned Restricted Stock Units may be settled in cash, Shares, or a combination of both.
(f) Cancellation. On the date set forth in the Award Agreement, all Shares underlying any unvested, unlapsed unearned Restricted Stock Units will be forfeited to the Company for future issuance.
9. Stock Appreciation Rights.
(a) Grant of Stock Appreciation Rights. Subject to the terms and conditions of the Plan, a Stock Appreciation Right may be granted to Service Providers at any time and from time to time as will be determined by the Administrator, in its sole discretion.

(b) Number of Shares. The Administrator will have complete discretion to determine the number of Stock Appreciation Rights granted to any Service Provider.
(c) Exercise Price and Other Terms. The per share exercise price for the Shares to be issued pursuant to exercise of a Stock Appreciation Right will be determined by the Administrator and will be no less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant. Otherwise, the Administrator, subject to the provisions of the Plan, will have complete discretion to determine the terms and conditions of Stock Appreciation Rights granted under the Plan.
(d) Stock Appreciation Right Agreement. Each Stock Appreciation Right grant will be evidenced by an Award Agreement that will specify the exercise price, the term of the Stock Appreciation Right, the conditions of exercise, and such other terms and conditions as the Administrator, in its sole discretion, will determine.
(e) Expiration of Stock Appreciation Rights. A Stock Appreciation Right granted under the Plan will expire upon the date determined by the Administrator, in its sole discretion, and set forth in the Award Agreement. Notwithstanding the foregoing, the rules of Section 6(b) relating to the maximum term and Section 6(d) relating to exercise also will apply to Stock Appreciation Rights.
(f) Payment of Stock Appreciation Right Amount. Upon exercise of a Stock Appreciation Right, a Participant will be entitled to receive payment from the Company in an amount determined by multiplying:
(i) The difference between the Fair Market Value of a Share on the date of exercise over the exercise price; times
(ii) The number of Shares with respect to which the Stock Appreciation Right is exercised.
At the discretion of the Administrator, the payment upon Stock Appreciation Right exercise may be in cash, in Shares of equivalent value, or in some combination thereof.
10. Performance Units and Performance Shares.
(a) Grant of Performance Units/Shares. Performance Units and Performance Shares may be granted to Service Providers at any time and from time to time, as will be determined by the Administrator, in its sole discretion. The Administrator will have complete discretion in determining the number of Performance Units and Performance Shares granted to each Participant.
(b) Value of Performance Units/Shares. Each Performance Unit will have an initial value that is established by the Administrator on or before the date of grant. Each Performance Share will have an initial value equal to the Fair Market Value of a Share on the date of grant.
(c) Performance Goals and Other Terms. The Administrator will set Performance Goals or other vesting provisions (including, without limitation, continued status as a Service Provider) in its discretion which, depending on the extent to which they are met, will determine the number or value of Performance Units/Shares that will be paid out to the Service Providers. Each Award of Performance Units/Shares will be evidenced by an Award Agreement that will specify the Performance Period, and such other terms and conditions as the Administrator, in its sole discretion, will determine. Without limiting the foregoing, the Administrator shall adjust any Performance Goals or other feature of an Award that relates to or is wholly or partially based on the number of, or the value of, any stock of the Company, to reflect any stock dividend or split, repurchase, recapitalization, combination, or exchange of shares or other similar changes in such stock.
(d) Earning of Performance Units/Shares. After the applicable Performance Period has ended, the holder of Performance Units/Shares will be entitled to receive a payout of the number of Performance Units/Shares earned by the Participant over the Performance Period, to be determined as a function of the extent to which the corresponding Performance Goals or other vesting provisions have been achieved. After the grant of a Performance Unit/Share, the Administrator, in its sole discretion, may reduce or waive any Performance Goals or other vesting provisions for such Performance Unit/Share.
(e) Form and Timing of Payment of Performance Units/Shares. Payment of earned Performance Units/Shares will be made upon the time set forth in the applicable Award Agreement. The Administrator, in its sole discretion, may pay earned Performance Units/Shares in the form of cash, in Shares (which have an aggregate Fair Market Value equal to the value of the earned Performance Units/Shares at the close of the applicable Performance Period) or in a combination thereof.

(f) Cancellation of Performance Units/Shares. On the date set forth in the Award Agreement, all unearned or unvested Performance Units/Shares will be forfeited to the Company, and again will be available for grant under the Plan.
11. Outside Director Limitations. No Outside Director may receive Awards under the Plan with a total grant date fair value that, when combined with cash compensation received for service as an Outside Director, exceeds $750,000 in a calendar year, increased to $1,000,000 in the calendar year of his or her initial services as an Outside Director. Grant date fair value for purposes of Awards to Outside Directors under the Plan will be determined as follows: (a) for Options and Stock Appreciation Rights, grant date fair value will be calculated using the Black-Scholes valuation methodology on the date of grant of such Option or Stock Appreciation Right and (b) for all other Awards other than Options and Stock Appreciation Rights, grant date fair value will be determined by either (i) calculating the product of the Fair Market Value per Share on the date of grant and the aggregate number of Shares subject to the Award or (ii) calculating the product using an average of the Fair Market Value over a number of trading days and the aggregate number of Shares subject to the Award. Awards granted to an individual while he or she was serving in the capacity as an Employee or while he or she was an Independent Contractor but not an Outside Director will not count for purposes of the limitations set forth in this Section 11.
12. Leaves of Absence/Transfer Between Locations. The Administrator shall have the discretion to determine at any time whether and to what extent the vesting of Awards shall be suspended during any leave of absence; provided, however, that in the absence of such determination, vesting of Awards shall continue during any paid leave and shall be suspended during any unpaid leave (unless otherwise required by Applicable Laws). A Participant will not cease to be an Employee in the case of (a) any leave of absence approved by the Participant’s employer or (b) transfers between locations of the Company or between the Company, its Parent, or any Subsidiary. If an Employee is holding an Incentive Stock Option and such leave exceeds three (3) months then, for purposes of Incentive Stock Option status only, such Employee’s service as an Employee shall be deemed terminated on the first (1st) day following such three (3) month period and the Incentive Stock Option shall thereafter automatically treated for tax purposes as a Nonstatutory Stock Option in accordance with Applicable Laws, unless reemployment upon the expiration of such leave is guaranteed by contract or statute, or unless provided otherwise pursuant to a written Company policy.
13. Transferability of Awards. Unless determined otherwise by the Administrator, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Participant, only by the Participant. If the Administrator makes an Award transferable, such Award will contain such additional terms and conditions as the Administrator deems appropriate.
14. Adjustments; Dissolution or Liquidation; Merger or Change in Control.
(a) Adjustments. In the event of a stock split, reverse stock split, stock dividend, combination, consolidation, recapitalization (including a recapitalization through a large nonrecurring cash dividend) or reclassification of the Shares, subdivision of the Shares, a rights offering, a reorganization, merger, spin-off, split-up, repurchase, or exchange of Common Stock or other securities of the Company or other significant corporate transaction, or other change affecting the Common Stock occurs, the Administrator, in order to prevent dilution, diminution or enlargement of the benefits or potential benefits intended to be made available under the Plan, will, in such manner as it may deem equitable, adjust the number, kind and class of securities that may be delivered under the Plan and/or the number, class, kind and price of securities covered by each outstanding Award. Notwithstanding the forgoing, all adjustments under this Section 14 shall be made in a manner that does not result in taxation under Code Section 409A.
(b) Dissolution or Liquidation. In the event of the proposed winding up, dissolution or liquidation of the Company, the Administrator will notify each Participant as soon as practicable prior to the effective date of such proposed transaction. To the extent it has not been previously exercised or settled, an Award will terminate immediately prior to the consummation of such proposed action.
(c) Change in Control. In the event of a Change in Control, each outstanding Award (vested or unvested) will be treated as the Administrator determines, which determination may be made without the consent of any Participant and need not treat all outstanding Awards (or portion thereof) in an identical manner. Such determination, without the consent of any Participant, may provide (without limitation) for one or more of the following in the event of a Change in Control: (A) the continuation of such outstanding Awards by the Company

(if the Company is the surviving corporation); (B) the assumption of such outstanding Awards by the surviving corporation or its parent; (C) the substitution by the surviving corporation or its parent of new options or other equity awards for such Awards; (D) the cancellation of such Awards in exchange for a payment to the Participants equal to the excess (if any) of (1) the Fair Market Value of the Shares subject to such Awards (to the extent vested) as of the closing date of such Change in Control over (2) the exercise price or purchase price paid or to be paid (if any) for such Shares subject to the Awards; provided that at the discretion of the Administrator, such payment may be subject to the same conditions that apply to the consideration that will be paid to holders of Shares in connection with the transaction; provided, however, that any payout in connection with a terminated award shall comply with Code Section 409A to the extent necessary to avoid taxation thereunder; or (E) the opportunity for Participants to exercise Options (to the extent vested) within a specified period of time prior to the occurrence of the Change in Control as determined by the Adminstrator and the termination (for no consideration) upon the consummation of such Change in Control of any Options not exercised prior thereto. An Award may be subject to additional acceleration of vesting and exercisability upon or after a Change in Control as may be provided in the Award Agreement for such Award or as may be provided in any other written agreement between the Company or any Affiliate and the Participant.
15. Tax.
(a) Withholding Requirements. Prior to the delivery of any Shares or cash pursuant to an Award (or exercise thereof) or prior to any time the Award or Shares are subject to taxation or other Tax-Related Items, the Company and/or the Participant’s employer will have the power and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy any Tax-Related Items or other items that are required to be withheld or deducted or otherwise applicable with respect to such Award.
(b) Withholding Arrangements. The Administrator, in its sole discretion and pursuant to such procedures as it may specify from time to time, may permit or require a Participant to satisfy such withholding or deduction obligations or any other Tax-Related Items, in whole or in part by (without limitation) (i) paying cash, (ii) electing to have the Company withhold otherwise deliverable cash or Shares, or (iii) delivering to the Company already-owned Shares; provided that, unless specifically permitted by the Company, any proceeds derived from a cashless exercise must be an approved broker-assisted cashless exercise or the cash or Shares withheld or delivered must be limited to avoid financial accounting charges under applicable accounting guidance or Shares must have been previously held for the minimum duration required to avoid financial accounting charges under applicable accounting guidance. Except as otherwise determined by the Administrator, the Fair Market Value of the Shares to be withheld or delivered will be determined as of the date that the amounts are required to be withheld or deducted.
(c) Compliance With Code Section 409A. Awards will be designed and operated in such a manner that they are either exempt from the application of, or comply with, the requirements of Code Section 409A such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Code Section 409A. The Plan and each Award Agreement under the Plan is intended to meet the requirements of Code Section 409A (or an exemption therefrom) and will be construed and interpreted in accordance with such intent, except as otherwise determined in the sole discretion of the Administrator. To the extent that an Award or payment, or the settlement or deferral thereof, is subject to Code Section 409A the Award will be granted, paid, settled or deferred in a manner that will meet the requirements of Code Section 409A (or an exemption therefrom), such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Code Section 409A. In no event will the Company be responsible for or reimburse a Participant for any taxes or other penalties incurred as a result of the application of Code Section 409A.
16. No Effect on Employment or Service. Neither the Plan nor any Award will confer upon a Participant any right with respect to continuing the Participant’s relationship as a Service Provider with the Company or any Subsidiary or Affiliate, nor will they interfere in any way with the Participant’s right or the Company’s or any Subsidiary or Affiliate’s right to terminate such relationship at any time, with or without cause, to the extent permitted by Applicable Laws.
17. Date of Grant. The date of grant of an Award will be, for all purposes, the date on which the Administrator makes the determination granting such Award, or such other later date as is determined by the Administrator. Notice of the determination will be provided to each Participant within a reasonable time after the date of such grant.

18. Corporate Records Control. In the event that the corporate records (e.g., Board consents, resolutions or minutes) documenting the corporate action constituting the grant contain terms (e.g., exercise price, vesting schedule or number of shares) that are inconsistent with those in the Award Agreement or related grant documents as a result of a clerical error in the papering of the Award Agreement or related grant documents, the corporate records will control and the Participant will have no legally binding right to the incorrect term in the Award Agreement or related grant documents.
19. Clawback/Recovery. All Awards granted under the Plan will be subject to recoupment in accordance with any clawback policy that the Company is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company’s securities are listed or as is otherwise required by the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act or other Applicable Laws. In addition, the Board may impose such other clawback, recovery or recoupment provisions in an Award Agreement as the Board determines necessary or appropriate, including but not limited to a reacquisition right in respect of previously acquired Shares or other cash or property upon the occurrence of an event constituting Cause. No recovery of compensation under such a clawback policy will be an event giving rise to a right to resign for “good reason” or “constructive termination” (or similar term) under any agreement with the Company.
20. Term of Plan. Subject to Section 24 of the Plan, this Plan will become effective as of the Effective Date. The Plan will continue in effect for a term of ten (10) years measured from the earlier of the date the Board approves this Plan or the approval of this Plan by the Company’s stockholders, unless terminated earlier under Section 21 of the Plan.
21. Amendment and Termination of the Plan.
(a) Amendment and Termination. The Administrator may at any time amend, alter, suspend or terminate the Plan.
(b) Stockholder Approval. The Company will obtain stockholder approval of any Plan amendment to the extent necessary and desirable to comply with Applicable Laws.
(c) Effect of Amendment or Termination. No amendment, alteration, suspension or termination of the Plan will materially impair the rights of any Participant, unless mutually agreed otherwise between the Participant and the Administrator, which agreement must be in writing and signed by the Participant and the Company. Termination of the Plan will not affect the Administrator’s ability to exercise the powers granted to it hereunder with respect to Awards granted under the Plan prior to the date of such termination.
22. Conditions Upon Issuance of Shares.
(a) Legal Compliance. Shares will not be issued pursuant to the exercise or vesting (as applicable) of an Award unless the exercise or vesting of such Award and the issuance and delivery of such Shares will comply with Applicable Laws and will be further subject to the approval of counsel for the Company with respect to such compliance.
(b) Investment Representations. As a condition to the exercise of an Award, the Company may require the person exercising such Award to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required.
23. Inability to Obtain Authority. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any Shares hereunder, will relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority will not have been obtained.
24. Stockholder Approval. The Plan will be subject to approval by the stockholders of the Company within twelve (12) months after the date the Plan is adopted by the Board. Such stockholder approval will be obtained in the manner and to the degree required under Applicable Laws.
25. Governing Law. The Plan and all Awards hereunder shall be construed in accordance with and governed by the laws of the State of Delaware, but without regard to its conflict of law provisions.

PART II
INFORMATION NOT REQUIRED IN PROXY STATEMENT /
PROSPECTUS / INFORMATION STATEMENT
Item 20.	Indemnification of Directors and Officers
Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act.
The Yumanity bylaws provide that Yumanity shall indemnify, to the fullest extent permitted by applicable law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person is or was a director or officer of Yumanity or is or was serving at the request of Yumanity.
Yumanity entered into indemnification agreements with its directors and executive officers, in addition to the indemnification provided for in its bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.
Yumanity has purchased and intends to maintain insurance on behalf of any person who is or was a director or officer of Yumanity against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusion.
Pursuant to the terms of the Merger Agreement, for six years from the Effective Time, Yumanity must indemnify each individual who is at the effective date of the Merger a director or officer of Yumanity against claims, costs and damages incurred as a result of such director or officer serving as a director or officer of Yumanity, to the fullest extent permitted under the Delaware General Corporation Law. Each such person will also be entitled to advancement of expenses incurred in the defense of such claims, provided that such person provides an undertaking required by applicable law to repay such advancement if it is ultimately determined that such person is not entitled to indemnification. Yumanity must also purchase an insurance policy, effective as of the closing of the Merger, on terms and conditions and with coverage limits customary for public companies similarly situated to Yumanity and Kineta must maintain, for six years following the closing of the Merger, the current directors’ and officers’ liability insurance policies maintained by Kineta prior to the closing of the Merger.
Item 21.	Exhibits and Financial Statement Schedules
(a)	Exhibits
The following exhibits are filed as part of this Registration Statement:
Exhibit No.	Description
2.1++
Agreement and Plan of Merger, dated as of June 5, 2022, by and among Yumanity Therapeutics, Inc., Yacht Merger Sub, Inc. and Kineta, Inc. (included as Annex A to the proxy statement/prospectus/information statement forming a part of this Registration Statement).

2.2++
Asset Purchase Agreement, dated as of June 5, 2022, by and between Yumanity Therapeutics, Inc. and Janssen Pharmaceutica NV (included as Annex E to the proxy statement/prospectus/information statement forming a part of this Registration Statement).

2.3
Form of Support Agreement, dated as of June 5, 2022, by and between Yumanity Therapeutics, Inc., Kineta, Inc. and certain directors and officers of Yumanity Therapeutics, Inc. (filed as Exhibit 2.3 to the Registrant’s Current Report on Form 8-K (File No. 001-37695) as filed with the SEC on June 6, 2022 and incorporated herein by reference).

2.4
Form of Support Agreement, by and between Yumanity Therapeutics, Inc., Kineta, Inc. and certain directors and officers and shareholders of Kineta, Inc. (filed as Exhibit 2.4 to the Registrant’s Current Report on Form 8-K (File No. 001-37695) as filed with the SEC on June 6, 2022 and incorporated herein by reference).

Exhibit No.	Description
2.5
Form of Lock-Up Agreement, by and among Yumanity Therapeutics, Inc., Kineta, Inc., and certain stockholders of Kineta, Inc. and Yumanity Therapeutics, Inc. (filed as Exhibit 2.5 to the Registrant’s Current Report on Form 8-K (File No. 001-37695) as filed with the SEC on June 6, 2022 and incorporated herein by reference).

3.1
Fifth Amended and Restated Certificate of Incorporation of the Registrant (filed as Exhibit 3.1 to the Registrant’s Registration Statement on Form S-3 (File No. 333-228529) as filed with the SEC on November 23, 2018 and incorporated herein by reference).

3.2
Certificate of Amendment of Fifth Amended and Restated Certificate of Incorporation of the Company related to the Reverse Stock Split, dated December 22, 2020 (filed as Exhibit 3.1 to the Registrant’s Current Report on Form 8-K (File No. 001-37695) as filed with the SEC on December 30, 2020 and incorporated herein by reference).

3.3
Certificate of Amendment of Fifth Amended and Restated Certificate of Incorporation of the Company related to the Name Change, dated December 22, 2020 (filed as Exhibit 3.2 to the Registrant’s Current Report on Form 8-K (File No. 001-37695) as filed with the SEC on December 30, 2020 and incorporated herein by reference).

3.4
Third Amended and Restated Bylaws of the Registrant (filed as Exhibit 3.1 to the Registrant’s Current Report on Form 8-K (File No. 001-37695) as filed with the SEC on August 24, 2020 and incorporated herein by reference).

4.1
Specimen Common Stock Certificate (filed as Exhibit 4.1 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-208735) as filed with the SEC on February 1, 2016 and incorporated herein by reference).

5.1	Opinion of Goodwin Procter LLP.

8.1	Tax Opinion of Orrick, Herrington & Sutcliffe LLP.

10.1#
2016 Stock Option and Incentive Plan and forms of award agreements thereunder (filed as Exhibit 10.6 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-208735) as filed with the SEC on February 1, 2016 and incorporated herein by reference).

10.2#
2016 Employee Stock Purchase Plan (filed as Exhibit 10.15 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-208735) as filed with the SEC on February 1, 2016 and incorporated herein by reference).

10.3#
Senior Executive Cash Incentive Bonus Plan (filed as Exhibit 10.10 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-208735) as filed with the SEC on February 1, 2016 and incorporated herein by reference).

10.4
Lease between the Registrant, as Tenant, and Ice Box, LLC, as Landlord, dated as of September 19, 2017 (filed as Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q (File No. 001-37695) as filed with the SEC on November 14, 2017 and incorporated herein by reference).

10.5
First Amendment to Lease by and between the Registrant and Ice Box, LLC (filed as Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q (File No. 001-37695) as filed with the SEC on August 8, 2018 and incorporated herein by reference).

Exhibit No.	Description
10.6+
Tangible Property and Exclusive Patent License Agreement, by and between Yumanity, Inc. (formerly known as Yumanity Therapeutics, Inc.), Yumanity Holdings, LLC and Whitehead Institute for Biomedical Research, dated as of February 4, 2016 (filed as Exhibit 10.16 to the Registrant’s Registration Statement on Form S-4 (File No. 333-248993) as filed with the SEC on September 23, 2020 and incorporated herein by reference).

10.7+
Exclusive License and Research Collaboration Agreement, by and between Yumanity, Inc. (formerly known as Yumanity Therapeutics, Inc.) and Merck Sharp & Dohme Corp., dated as of June 19, 2020 (filed as Exhibit 10.17 to the Registrant’s Registration Statement on Form S-4/A (File No. 333-248993) as filed with the SEC on October 28, 2020 and incorporated herein by reference).

10.8
License Agreement by and between Yumanity Therapeutics, Inc. and MIL 40, LLC dated as of February 28, 2022 (field as Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 001-37695) as filed with the SEC on March 1, 2022 and incorporated herein by reference).

10.9
Amended and Restated Warrant Agreement to Purchase Common Stock of the Company issued to Hercules Capital, Inc., dated December 22, 2020 (filed as Exhibit 10.14 to the Registrant's Annual Report on Form 10-K (File No. 001-37695) as filed with the SEC on March 31, 2021 and incorporated herein by reference).

10.10#
Employment Agreement, by and between Yumanity, Inc. (formerly known as Yumanity Therapeutics, Inc.) and Richard Peters, M.D., Ph.D., dated as of June 30, 2019 (filed as Exhibit 10.21 to the Registrant’s Registration Statement on Form S-4/A (File No. 333-248993) as filed with the SEC on October 28, 2020 and incorporated herein by reference).

10.11#
Employment Agreement by and between Yumanity Therapeutics, Inc. and Devin W. Smith, dated as of May 14, 2021 (filed as Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q (File No. 001-37695) as filed with the SEC on August 12, 2021 and incorporated herein by reference).

10.12#
Employment Agreement by and between Yumanity Therapeutics, Inc. and Michael D. Wyzga, dated as of July 12, 2021 (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 001-37695) as filed with the SEC on August 16, 2021 and incorporated herein by reference).

10.13#
Form of indemnification agreement with Yumanity Therapeutics, Inc. directors and officers (filed as Exhibit 10.24 to the Registrant’s Registration Statement on Form S-4/A (File No. 333-248993) as filed with the SEC on October 28, 2020 and incorporated herein by reference).

10.14#
Yumanity Therapeutics, Inc. Amended and Restated 2018 Stock Option and Grant Plan and forms of award agreements thereunder (filed as Exhibit 10.7 to the Registrant’s Current Report on Form 8-K (File No. 001-37695) as filed with the SEC on December 30, 2020 and incorporated herein by reference).

10.15
Common Unit Warrant issued to Alexandria Equities, LLC (as predecessor to Alexandria Venture Investments, LLC) on October 9, 2015 (filed as Exhibit 10.27 to the Registrant’s Registration Statement on Form S-4 (File No. 333-248993) as filed with the SEC on September 23, 2020 and incorporated herein by reference).

10.16
Common Unit Warrant issued to Redmile Capital Offshore II Master Fund, Ltd. on August 14, 2015 (filed as Exhibit 10.28 to the Registrant’s Registration Statement on Form S-4 (File No. 333-248993) as filed with the SEC on September 23, 2020 and incorporated herein by reference).

Exhibit No.	Description
10.17
Common Unit Warrant issued to Redmile Biotechnologies Investments I AF, LP (as predecessor to Redmile Biopharma Investments I, L.P.) on August 14, 2015 (filed as Exhibit 10.29 to the Registrant’s Registration Statement on Form S-4 (File No. 333-248993) as filed with the SEC on September 23, 2020 and incorporated herein by reference).

10.18
Common Unit Warrant issued to Susan L. Lindquist Family Trust (as successor to the Estate of Susan L. Lindquist) dated August 14, 2015 (filed as Exhibit 10.30 to the Registrant’s Registration Statement on Form S-4/A (File No. 333-248993) as filed with the SEC on October 28, 2020 and incorporated herein by reference).

10.19
Common Unit Warrant issued to N. Anthony Coles on August 14, 2015 (filed as Exhibit 10.31 to the Registrant’s Registration Statement on Form S-4 (File No. 333-248993) as filed with the SEC on September 23, 2020 and incorporated herein by reference).

10.20
Warrant to Purchase Limited Liability Company Interests issued to Silicon Valley Bank on June 14, 2018 (filed as Exhibit 10.32 to the Registrant’s Registration Statement on Form S-4 (File No. 333-248993) as filed with the SEC on September 23, 2020 and incorporated herein by reference).

10.21
Warrant to Purchase Limited Liability Company Interests issued to Oxford Finance LLC dated June 14, 2018 (filed as Exhibit 10.33 to the Registrant’s Registration Statement on Form S-4 (File No. 333-248993) as filed with the SEC on September 23, 2020 and incorporated herein by reference).

10.22
Subscription Agreement, dated as of December 14, 2020 by among the Company and certain purchasers listed therein (filed as Exhibit 10.1 of the Registrant’s Current Report on Form 8-K (File No. 001-37695) as filed with the SEC on December 15, 2020 and incorporated herein by reference).

10.23
Registration Rights Agreement, dated as of December 22, 2020 by among the Company and certain purchasers listed therein (filed as Exhibit 10.5 of the Registrant’s Current Report on Form 8-K (File No. 001-37695) as filed with the SEC on December 30, 2020 and incorporated herein by reference).

10.24#
Yumanity Therapeutics, Inc. 2021 Inducement Plan and forms of award agreements thereunder (filed as Exhibit 99.1 to the Registrant’s Registration Statement on Form S-8 (File No. 333-256853) as filed with the SEC on June 7, 2021 and incorporated herein by reference).

10.25#
Separation Agreement by and between Yumanity Therapeutics, Inc. and Paulash Mohsen dated as of March 14, 2022 (filed as Exhibit 10.4 to the Registrant’s Quarterly Report on Form 10-Q (File No. 001-37695) as filed with the SEC on May 12, 2022 and incorporated herein by reference).

10.26++
Form of Securities Purchase Agreement, dated as of June 5, 2022, by and between the Registrant and each of the institutional investors named therein (filed as Exhibit 2.6 to the Registrant’s Current Report on Form 8-K (File No. 001-37695) as filed with the SEC on June 6, 2022 and incorporated herein by reference).

10.27++
Form of Registration Rights Agreement, dated as of June 5, 2022, by and between the Registrant and each of the institutional investors named therein (filed as Exhibit 2.7 to the Registrant’s Current Report on Form 8-K (File No. 001-37695) as filed with the SEC on June 6, 2022 and incorporated herein by reference).

10.28#	Form of Employment Agreement with certain Executive Officers of Kineta, Inc.

Exhibit No.	Description
10.29#	Form of Indemnification Agreement with the Executive Officers and Directors of Kineta, Inc. (to be effective upon the consummation of the Merger).

10.30#*	Kineta, Inc. Amended and Restated 2008 Stock Plan (the “Kineta 2008 Plan”) and associated forms.

10.31#*	Kineta, Inc. 2010 Equity Incentive Plan (the “Kineta 2010 Plan”) and associated forms.

10.32#*	First Amendment to Kineta 2010 Plan.

10.33#*	Second Amendment to Kineta 2010 Plan.

10.34#*	Kineta, Inc. 2020 Equity Incentive Plan (the “Kineta 2020 Plan”) and associated forms.

10.35*	Kineta Lease, dated as of November 19, 2010, by and between Kineta, Inc. and ARE-SEATTLE No.17, LLC.

10.36*	First Amendment to Kineta Lease, dated as of August 12, 2011, by and between Kineta, Inc. and ARE-SEATTLE No.17, LLC.

10.37*	Second Amendment to Kineta Lease, dated as of August 28, 2012, by and between Kineta, Inc. and ARE-SEATTLE No.17, LLC.

10.38*	Third Amendment to Kineta Lease, dated as of February 28, 2013, by and between Kineta, Inc. and ARE-SEATTLE No.17, LLC.

10.39*	Fourth Amendment to Kineta Lease, dated as of June 28, 2016, by and between Kineta, Inc. and ARE-SEATTLE No.17, LLC.

10.40*	Fifth Amendment to Kineta Lease, dated as of June 30, 2020, by and between Kineta, Inc. and ARE-SEATTLE No.17, LLC.

10.41+	Option and License Agreement (VISTA), dated as of August 10, 2020, by and between GigaGen, Inc. and Kineta, Inc.

10.42	First Amendment to Option and License Agreement (VISTA), dated as of November 19, 2020, by and between GigaGen, Inc. and Kineta, Inc.

10.43+	Option and License Agreement (CD 27), dated as of June 9, 2021, by and between GigaGen, Inc. and Kineta, Inc.

10.44	First Amendment to Option and License Agreement (CD 27), dated as of July 31, 2022, by and between GigaGen, Inc. and Kineta, Inc.

10.45+	Exclusive Option and License Agreement (Chronic Pain), dated as of April 11, 2018, between Kineta Chronic Pain, LLC and Genentech, Inc and its Affiliates.

10.46+	First Amendment to the Exclusive Option and License Agreement (Chronic Pain), made effective as of November 27, 2019, between Kineta Chronic Pain, LLC and Genentech, Inc. and its Affiliates.

10.47+	Second Amendment to the Exclusive Option and License Agreement (Chronic Pain), made effective as of October 1, 2020, between Kineta Chronic Pain, LLC and Genentech, Inc. and its Affiliates.

10.48+	Amended and Restated Exclusive License Agreement, dated as of July 28, 2020, by and between Kineta Chronic Pain, LLC and University of Utah Research Foundation.

Exhibit No.	Description
10.49+	First Amendment to Amended and Restated Exclusive License Agreement, dated as of December 16, 2020, by and between the University of Utah Research Foundation and Kineta Chronic Pain, LLC.

10.50+	SIGA Asset Purchase Agreement, dated as of August 14, 2014, by and between Kineta Four, LLC and SIGA Technologies Inc.

10.51+	Amendment No.1 to SIGA Asset Purchase Agreement, dated as of December 3, 2021, by and between Kineta Viral Hemorrhagic Fever, LLC (f/k/a Kineta Four, LLC), Kineta, Inc. and SIGA Technologies Inc.

10.52+	Master Development Services Agreement, dated as of July 9, 2021, between Samsung Biologics Co., Ltd. and Kineta, Inc.

10.53	Development and Manufacturing Services Agreement, dated as of November 22, 2019, by and between Kineta Chronic Pain, LLC and AmbioPharm, Inc.

10.54	Kineta, Inc. Warrant to Purchase Shares, issued by Kineta, Inc. to M&M Financial, LLC on October 15, 2020 (Warrant No. NVCW-413).

10.55	Kineta, Inc. Warrant to Purchase Shares, issued by Kineta, Inc. to M&M Financial, LLC on October 15, 2019; original warrant issued September 15, 2017 (Warrant No. NVCW-367R1).

10.56	Kineta, Inc. Warrant to Purchase Shares, issued by Kineta, Inc. to M&M Financial, LLC on October 15, 2019; original warrant issued September 15, 2017 (Warrant No. NVCW-368R1).

10.57	Kineta, Inc. Warrant to Purchase Shares, issued by Kineta, Inc. to LTO Holdings, LLC on October 15, 2020 (Warrant No. NVCW-414).

10.58	Kineta, Inc. Warrant to Purchase Shares, issued by Kineta, Inc. to LTO Holdings, LLC on October 15, 2019; original warrant issued September 15, 2017 (Warrant No. NVCW-367R2).

10.59	Kineta, Inc. Warrant to Purchase Shares, issued by Kineta, Inc. to LTO Holdings, LLC on October 15, 2019; original warrant issued September 15, 2017 (Warrant No. NVCW-368R2).

10.60	Kineta, Inc. Warrant to Purchase Shares, issued by Kineta, Inc. to RLB Holdings, LLC on September 1, 2017 (Warrant No. NVCW-363).

10.61	Kineta, Inc. Warrant to Purchase Shares, issued by Kineta, Inc. to Marion R. Foote on October 15, 2020 (Warrant No. NVCW-416).

10.62	Kineta, Inc. Warrant to Purchase Shares, issued by Kineta, Inc. to Marion R. Foote on November 24, 2017 (Warrant No. NVCW-372).

10.63	Kineta, Inc. Warrant to Purchase Shares, issued by Kineta, Inc. to Marion R. Foote on November 24, 2017 (Warrant No. NVCW-373).

10.64	Kineta, Inc. Warrant to Purchase Shares, issued by Kineta, Inc. to Marion R. Foote on October 3, 2019 (Warrant No. NVCW-399).

10.65	Lecura, Inc. Common Stock Purchase Agreement, dated as of December 23, 2007, by and between Lecura, Inc. and Shawn Iadonato.

10.66	Kineta, Inc. Common Stock Purchase Agreement, dated as of June 26, 2008, by and between Kineta, Inc. and Shawn Iadonato.

Exhibit No.	Description
10.67	Kineta, Inc. Common Stock Purchase Agreement, dated as of May 27, 2021, by and between Kineta, Inc. and CBI USA, Inc.

10.68	Non-Voting Common Stock Purchase Warrant, issued by Kineta, Inc. to Quayle Associates, LLC on April 1, 2013 (Warrant No. NVCW-79).

10.69	Assignment Form of Quayle Associates, LLC to sell, assign and transfer all rights of Warrant No. NVCW-79 to Craig W. Philips, dated as of January 1, 2018.

10.70	Assignment Form of Craig W. Philips to sell, assign and transfer all rights of Warrant No. NVCW-79 to Whetstone Ventures, LLC, dated as of January 1, 2020.

10.71	Amendment No.1 to Non-Voting Common Stock Purchase Warrant, effective as of March 31, 2020, by and between Kineta, Inc. and Whetstone Ventures, LLC (Warrant No. NVCW-79).

16.1*	Letter from BDO USA, LLP, dated August 26, 2022, regarding change in independent registered public accounting firm.

21.1*	Subsidiaries of Yumanity Therapeutics, Inc.

23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm to Yumanity Therapeutics, Inc.

23.2	Consent of Marcum LLP, independent registered public accounting firm to Kineta, Inc.

23.3	Consent of Goodwin Procter LLP (contained in Exhibit 5.1).

24.1	Power of Attorney (included on signature page to Registration Statement filed on August 29, 2022).

99.1	Form of Proxy Card for Special Meeting of Stockholders of Yumanity Therapeutics, Inc.

99.2
Proposed Amendment to the Certificate of Incorporation of Yumanity Therapeutics, Inc. for the Yumanity Reverse Stock Split (included as Annex B to the proxy statement/prospectus/information statement forming a part of this Registration Statement).

99.3	Proposed Kineta, Inc. 2022 Equity Incentive Plan (included as Annex G to the proxy statement/prospectus/information statement forming a part of this Registration Statement).

99.4
Opinion of Needham & Company, LLC, financial advisor to Yumanity Therapeutics, Inc., related to the Merger (included as Annex C to the proxy statement/prospectus/information statement forming part of this Registration Statement).

99.5
Opinion of Needham & Company, LLC, financial advisor to Yumanity Therapeutics, Inc., related to the Asset Sale (included as Annex F to the proxy statement/prospectus/information statement forming part of this Registration Statement).

99.6*	Consent of Needham & Company, LLC, financial advisor to Yumanity Therapeutics, Inc.

99.7*	Consent of Shawn Iadonato, Ph.D. to be named as director.

99.8*	Consent of Marion R. Foote, M.B.A. to be named as director.

99.9*	Consent of Raymond Bartoszek, M.B.A. to be named as director.

99.10*	Consent of Jiyoung Hwang to be named as director.

Exhibit No.	Description
99.11*	Consent of Richard Peters, M.D., Ph.D. to be named as director.

99.12*	Consent of David Arkowitz, M.B.A. to be named as director.

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL with applicable taxonomy extension information contained in Exhibits 101)

107	Filing Fee Exhibit.
*	Previously filed.
#	Indicates a management contract or any compensatory plan, contract or arrangement
+
Portions of this Exhibit (indicated with [***]) have been omitted as the Registrant has determined that (i) the omitted information is not material and (ii) the omitted information is the type that the Registrant treats as private or confidential.

++	Certain schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.
†
This Exhibit has been filed separately with the Secretary of the SEC without the redaction pursuant to a Confidential Treatment Request under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

‡	Confidential treatment has been granted by the SEC as to certain portions of this document.
(b)	Financial Statements
The financial statements filed with this Registration Statement on Form S-4 are set forth on the Financial Statement Index and is incorporated herein by reference.

Item 22.	Undertakings
The undersigned registrant undertakes as follows:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)
That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)
That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(6)
That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
(7)
That every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8)
To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(9)
To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES
Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Boston, Commonwealth of Massachusetts, on the 3rd day of October, 2022.
YUMANITY THERAPEUTICS, INC.

By:	/s/ Richard Peters
Richard Peters
President and Chief Executive Officer
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date

/s/ Richard Peters	President and Chief Executive Officer (Principal Executive Officer)	October 3, 2022
Richard Peters

/s/ Michael D. Wyzga	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	October 3, 2022
Michael D. Wyzga

/s/ Marie Epstein	Vice President, Finance (Principal Accounting Officer)	October 3, 2022
Marie Epstein

*	Chair of the Board of Directors	October 3, 2022
N. Anthony Coles

*	Director	October 3, 2022
Patricia Allen

*	Director	October 3, 2022
David Arkowitz

*	Director	October 3, 2022
Kim C. Drapkin, CPA

*	Director	October 3, 2022
Jeffery W. Kelly

*	Director	October 3, 2022
Cecil B. Pickett

*	Director	October 3, 2022
Lynne Zydowsky
* By:	/s/ Richard Peters
Richard Peters
Attorney-in-Fact